08001693

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

BEST AVAILABLE COPY

REGISTRANT'S NAME SNS REAAL N.V.

*CURRENT ADDRESS Croeselaan 1
P.O. Box 8444
3503 RK Utrecht
Netherlands

**FORMER NAME

PROCESSED
APR 1 6 2008
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 35168 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

2G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
2G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☒
DEF 14A	(PROXY)	☐			

OICF/BY: Moe

DAT : 4/8/08

Item I

DE BRAUW
BLACKSTONE
WESTBROEK

version dated
13-3/21-5-2007
lk/pk/cwe/jes
F:\ondwerk\en\En07\74581791.bsre.DOC

UNOFFICIAL TRANSLATION
DEED OF AMENDMENT OF THE
ARTICLES OF ASSOCIATION OF
SNS REAAL N.V.

On the twenty-first day of May two thousand and seven appears before me, Paul Klemann, notaris (civil-law notary) practising in Amsterdam:
Liselotte Marianne Kooi, kandidaat-notaris (candidate civil-law notary), employed by De Brauw Blackstone Westbroek N.V., a limited liability company, with corporate seat in The Hague, with address at: 2596 AL The Hague, the Netherlands, Zuid-Hollandlaan 7, at the office in Amsterdam, born in Almelo on the ninth day of December nineteen hundred and seventy-eight.
The person appearing declares that on the ninth day of May two thousand and seven the general meeting of shareholders of **SNS REAAL N.V.**, a limited liability company, with corporate seat in Utrecht, the Netherlands and address at: 3521 BJ Utrecht, the Netherlands, Croeselaan 1, resolved to amend the articles of association of this company and to authorise the person appearing to execute this deed.
Pursuant to those resolutions the person appearing declares that she amends the company's articles of association as follows:
I. Article 10 will be amended and will read as follows:
Notices to attend meetings, notifications and announcements shall be given by an advertisement which shall be placed in at least one nationally daily Dutch newspaper or - if shares in the share capital of the company are admitted to Eurolist of Euronext Amsterdam N.V. - in the Daily Official List of Euronext Amsterdam N.V., with due observance of article 25, paragraphs 3 and 4.
II. Article 18 paragraph 6 will be amended and will read as follows:

18.6. The general meeting of shareholders may reject the nomination with an absolute majority of the votes cast, representing at least one third of the issued capital. If the general meeting of shareholders with an absolute majority of the votes cast rejects the nomination, but this majority does not represent at least one third of the issued capital, a new meeting can be convened in which meeting the nomination can be rejected by an absolute majority of the votes cast.
In such event the supervisory board shall draw up a new nomination. Paragraphs 2, 3, 4 and 5 of this article shall apply. If the general meeting of shareholders does not appoint the person nominated and does not resolve to reject the nomination, the supervisory board shall appoint the person nominated.

III. The reference in article 24 paragraph 2, last sentence, to article 25, paragraphs 4 and 5, will be amended to the reference to article 25, paragraphs 5, 6 and 7.

IV. Article 25 paragraph 4 (old) will be renumbered to article 25 paragraph 5 (new), while a new paragraph 4 will be added to article 25, which will read as follows:

25.4. The managing board may decide that a person entitled to attend shareholders' meetings, if this person entitled to attend shareholders meetings agrees thereto, can be convoced by a legible and reproducible message sent by electronic mail to the address indicated by him to the company for such purpose.
The managing board may decide that, if all persons entitled to attend the shareholders' meetings agree thereto, the notification as referred to in the previous paragraph is replaced by a legible and reproducible message sent by electronic mail to the addresses indicated by them to the company for such purpose.

V. Article 25 paragraph 5 (old) will be renumbered to article 25 paragraph 7 (new), while a new paragraph 6 will be added to article 25, which will read as follows:

25.6. Written requests as referred to in article 24, paragraph 3 and article 25, paragraph 5 may be submitted electronically. The aforementioned requests shall comply with conditions stipulated by the managing board, which conditions shall be posted on the company's website.

VI. Article 27 paragraphs 2 and 3 (old) will be renumbered to article 27 paragraphs 4 and 5 (new), while new paragraphs 2 and 3 will be added to article 27, which will read as follows:

27.2. The managing board may decide that each person entitled to attend shareholders' meetings may, either in person or by written proxy, by electronic means of communication directly take note of the business transacted at the shareholders' meeting concerned and/or speak at that meeting and/or vote at that meeting. Required thereto is that the person entitled to attend shareholders' meetings can be identified through the electronic means of communication and furthermore that such person can directly take note of the business transacted at the shareholders' meeting concerned and, if applicable, can vote at such meeting.

27.3. The managing board may attach conditions to the use of electronic means of communication, which conditions shall be announced at the convocation of the shareholders' meeting.

VII. Article 27 paragraphs 4 up to and including 9 (old) will be renumbered to article 27 paragraphs 7 up to and including 12 (new), while a new paragraph 6 will be added to article 27, which will read as follows:

27.6. To the extent that the managing board makes use of its right as referred to in the preceding paragraph of this article, the managing board may decide that persons entitled to vote thereat may, within a period prior to the shareholders' meeting to be set by the managing board, which period cannot begin prior to the registration date as meant in the previous paragraph, cast their votes electronically in a manner to be decided by the managing board. Votes cast in accordance with the previous sentence are equal to votes cast at the meeting.

VIII. Article 27 paragraph 7 (new) will be amended and will read as follows:

27.7. The in paragraph 5 mentioned record date and the date mentioned in that paragraph on which the notice of the intention to attend the general meeting of shareholders has to be given at the latest, can not be determined earlier than on the thirtieth day before the day of the shareholders' meeting. The convocation of the general meeting of shareholders

will contain those times, the place of meeting and the proceedings for registration and notification. Furthermore, the convocation of the general meeting of shareholders will contain the manner in which persons entitled to vote or attend the general meeting can exercise their rights.

IX. The reference in article 27 paragraph 8 (new) to paragraph 3 will be amended to a reference to paragraph 5.

X. The references in article 27 paragraph 11 (new) to paragraph 3 will be amended to references to paragraph 5; the reference to paragraph 4 will be amended to the reference to paragraph 7.

XI. Article 33 paragraph 1 will be amended and will read as follows:

33.1. Dividends shall be due and payable thirty days after they have been declared, unless the general meeting of shareholders determines another date on the proposal of the managing board.

The required ministerial declaration of no-objection was granted on the eleventh day of May two thousand and seven, number N.V. 319.435.

The ministerial declaration of no-objection and a document in evidence of the resolutions, referred to in the head of this deed, are attached to this deed.

In witness whereof the original of this deed which will be retained by me, notaris, is executed in Amsterdam, on the date first mentioned in the head of this deed.

Having conveyed the substance of the deed and given an explanation thereto and following the statement of the person appearing that she has taken note of the contents of the deed and agrees with the partial reading thereof, this deed is signed, immediately after reading those parts of the deed which the law requires to be read, by the person appearing, who is known to me, notaris, and by myself, notaris.

(signed): L.M. Kooi, P. Klemann.

DE BRAUW
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WESTBROEK

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F:\ondwerk\dt\DT2007\74581791.zsre.DOC

ARTICLES OF ASSOCIATION
of:
SNS REAAL N.V.
with corporate seat in Utrecht
dated 21 May 2007

Name and seat.
Article 1.

1.1. The name of the company is: SNS REAAL N.V. and it has its corporate seat in Utrecht.

1.2. The provisions of sections 2:158 to 2:162 inclusive and 2:164, Civil Code, the large company regime, shall apply to the company.

Objects.
Article 2.

The objects of the company are to participate in, to conduct the management and administration of and to finance other business enterprises of whatever nature, and to invest and manage capital. Furthermore, the company may guarantee liabilities of other companies, with which it is connected in a group.

Share capital and shares.
Article 3.

The authorised share capital of the company amounts to one billion seven hundred and one million seven hundred twenty-eight thousand three hundred eighty-three euro and nine eurocent (EUR 1,701,728,383.09). It is divided into one billion forty-four million five thousand one hundred forty-three (1,044,005,143) shares of one euro and sixty-three eurocent (EUR 1.63) each.

Issuance of shares.
Article 4.

4.1. Shares shall be issued pursuant to a resolution of the general meeting of shareholders, unless the general meeting of shareholders has appointed the managing board as competent body. To adopt a resolution to issue shares, the managing board requires the approval of the supervisory board.
An appointment as referred to above, can only be made for a definite period of not more than five years and will not be extended with more than five years every time.

4.2. The general meeting of shareholders shall determine the price and further terms and conditions of the issuance, subject to the other relevant provisions in these articles of association. In the event that the general meeting of shareholders appoints the managing board as the authorised body to decide upon any further share issues, the managing board shall determine the price and the further terms and conditions of the issue, subject to the approval of the supervisory board, in observance of the other relevant provisions in these articles of association.

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4.3. Within eight days of a resolution of the general meeting of shareholders to issue shares or to appoint the managing board as the body authorised to issue shares, the managing board shall file the full text of the resolution with the office of the commercial register of the place, where the company is registered. The managing board shall report each issuance of shares within eight days at the office of such commercial register stating the number of the issued shares.

4.4. The provisions of paragraphs 1 up to and including 3 shall apply correspondingly to the granting of rights to subscribe for shares, but shall not apply to an issuance of shares to a person who exercises a right to subscribe for shares if such shares were previously acquired.

4.5. Shares shall never be issued for a price below par, subject to the provisions of 2:80 paragraph 2, Civil Code.

4.6. Shares shall be issued in accordance with the provisions set out in section 2:86c Civil Code.

4.7. The company is not authorised to cooperate in the issue of depositary receipts for shares.

4.8. Upon the issuance of a share, its transfer for inclusion in the giro deposit, as meant in the Securities Book-Entry Transfer Act ("Wge") ("Giro Deposit") or into a joint deposit, as meant in the Wge ("Joint Deposit"), respectively, can be effected by the company without the cooperation of other Participants in the Joint Deposit and of other affiliated institutions, as meant in the Wge ("Affiliated Institutions"). To do so, it is sufficient for the company to add the share to the register in the name of the Central Institute for Giro Securities Transactions, as meant in the Wge ("Central Institute") or the Affiliated Institution respectively, mentioning the fact that the share has been added to the Giro Deposit or the Joint Deposit respectively, and the other information as meant in article 9, paragraphs 3 and 5, and the Central Institute or the Affiliated Institution respectively, accepts the transfer.

Payment for shares.

Article 5.

5.1. Shares shall only be issued against payment in full.

5.2. Payment must be made in cash, unless another manner of contribution has been agreed upon.
A non-cash contribution must be made without delay after subscription of a share. It must be possible to value such a contribution on economic standards. A right to the performance of work or services may not be contributed.

Pre-emptive rights.

Article 6.

6.1. Subject to the provisions of paragraph 2 of this article and subject to the provisions of the law, in case of an issuance of ordinary shares, each shareholder shall have a pre-emptive right in respect of the shares to be issued in proportion to the aggregate amount of his shares.

6.2. In case of an issuance of shares there shall be no pre-emptive right in respect of shares issued for a non-cash contribution.

6.3. With due observance of the provisions of paragraph 5 of this article and simultaneously with the resolution to issue shares, the general meeting of shareholders, or the managing board, if the managing board is appointed by the general meeting of shareholders as the authorised body, subject to the approval of the supervisory board, shall determine the manner in which and the period within which such pre-emptive rights may be exercised.

6.4. The managing board shall notify all shareholders of an issuance of shares with respect to which pre-emptive rights exist and of the manner in which and the period of time during which such rights may be exercised.

6.5. Pre-emptive rights may be exercised during at least two weeks from the notification to the shareholders.

6.6. Pre-emptive rights may be limited or excluded by resolution of the general meeting of shareholders. The proposal to that effect must explain in writing the reasons for the proposal and the selection of the intended issuance price.

6.7. A resolution of the general meeting of shareholders to restrict or exclude pre-emptive rights, as referred to in the preceding paragraph, shall require a majority of at least two-thirds of the votes cast, if less than one half of the issued share capital is represented at the meeting. Instead of the general meeting of shareholders, the managing board is authorised, subject to the approval of the supervisory board, to adopt a resolution to restrict or exclude the pre-emptive right, if and if so far the managing board has been appointed by the general meeting of shareholders as the authorised body for the period of the appointment. The last sentence of article 4, paragraph 1 applies to this appointment. Within eight days of such resolution the managing board shall deposit a full text of the same at the office of the commercial register.

6.8. This article shall apply correspondingly to the granting of rights to subscribe for shares, but shall not apply to an issuance of shares to a person who exercises a right to subscribe for shares if such shares were previously acquired.

Repurchase of own shares. Pledge on own shares.

Article 7.

7.1. The managing board may, but only with the authorisation of the general meeting of shareholders and subject to the provisions of section 2:98d Civil Code, cause the company to acquire fully paid up shares in its own share capital for consideration. However, such acquisition shall only be permitted, if and to the extent that:

a. the company's equity minus the acquisition price is not less than the aggregate amount of the issued share capital and the reserves which must be maintained pursuant to the law or the articles of association; and

b. the aggregate par value of the shares in its share capital which the company acquires, holds, holds as pledgee or which are held by a subsidiary company, is not more than one-tenth of the issued share capital,

For the requirement, as referred to in paragraph a, the amount of the company's equity as it appears from the most recently adopted balance sheet shall be determined minus the acquisition price of shares in the company's share capital and any distributions of profits or reserves to other persons which have become due by the company and its subsidiary companies after the balance sheet date. No acquisition pursuant to this

paragraph shall be allowed if a period of six months following the end of a financial year has expired without the annual accounts for such year having been adopted.
The general meeting of shareholders must specify in the authorisation, which shall be valid for not more than eighteen months, the number of shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set.

7.2. The general meeting of shareholders shall resolve to dispose of shares acquired by the company in its own share capital.
At such disposal the shareholders shall have a pre-emptive right on the basis of the provisions of article 6, paragraph 1. The provisions of paragraphs 2 up to and including 7 of article 6 shall apply correspondingly.

7.3. If depositary receipts for shares in the company have been issued, such depositary receipts for shares shall be put on a par with shares for the purpose of the provisions of the preceding paragraphs

7.4. The company may derive no right to any distribution from shares in its own share capital; nor shall it derive any right to such a distribution from shares for which it holds depositary receipts.
When calculating the allocation of profits the shares, referred to in the preceding sentence, shall not be included, unless a usufruct or a pledge is vested in such shares or in the depositary receipts for such shares for the benefit of a person other than the company.

7.5 In the general meeting of shareholders no votes may be cast in respect of a share held by the company or a subsidiary company; no votes may be cast in respect of a share the depositary receipt for which is held by the company or a subsidiary company.
Nonetheless, the holders of a right of usufruct and the holders of a right of pledge on shares held by the company or a subsidiary company are not excluded from the right to vote on such shares, if the right of usufruct or the right of pledge was granted prior to the time such share was held by the company or such subsidiary company. Neither the company nor a subsidiary company may cast votes in respect of a share on which it holds a right of usufruct or a right of pledge.
Shares which are not entitled to voting rights pursuant to the preceding provisions shall not be taken into account, when determining to what extent the shareholders cast votes, to what extent they are present or represented or to what extent the share capital has been provided or is represented.

7.6. The company may accept a pledge of its own shares, or depository receipts thereof, only if:

a. the shares concerned are fully paid up;
b. the aggregate par value of its own shares and the depositary receipts issued therefore to be pledged to it and of those already held or pledged to it together do not exceed one-tenth of the issued share capital;
c. the general meeting of shareholders has approved the pledge agreement.

Reduction of share capital.

Article 8.

8.1. The general meeting of shareholders may, with due observance of the provisions of section 2:99 and 2:100 Civil Code, resolve to reduce the issued share capital by cancelling shares or by reducing the par value of shares by an amendment of the articles of association. Such resolution shall specify the shares to which the resolution applies and shall describe how such resolution shall be implemented.

8.2. Cancellation of shares can apply to shares which are held by the company itself or to shares for which the company holds depositary receipts.

8.3. Any partial repayment on shares shall be pro rata with respect to all shares. The shareholders may, by unanimous consent, deviate from the requirement that a reduction shall be effected pro rata with respect to all shares.

8.4. The general meeting of shareholders may only adopt a resolution to reduce the share capital by a majority of at least two-thirds of the votes cast, if less than one half of the issued capital is represented.

The notice of a meeting at which a resolution referred to in this paragraph is to be adopted shall include the purpose of the reduction of the share capital and the manner in which such reduction shall be effectuated; the second, third and fourth paragraph of section 2:123 Civil Code shall apply correspondingly.

Shareholders register.

Article 9.

9.1. The shares shall be in registered form. The shares shall be consecutively numbered from 1 onwards.

9.2. No share certificates shall be issued.

9.3. The managing board shall maintain a register in which the names and addresses of all shareholders shall be recorded, stating the amount paid up on each share.

In addition, the names and addresses of those who have a right of usufruct or a right of pledge with respect to the shares shall be recorded in the register, stating whether or not such persons, with due observance of the provision of paragraph 9 of this article, are entitled to the rights attached to such shares in accordance with paragraphs 2, 3 and 4 van sections 2:88 and 2:89 Civil Code, and, if so, which rights.

9.4. The register shall be kept up to date. Every entry in the register shall be signed by a member of the managing board.

9.5. In the case of shares that have been transferred to an Affiliated Institution, for inclusion in a Joint Deposit, or to the Central Institute, for inclusion in the Giro Deposit, the name and address of the Affiliated Institution or the Central Institute respectively, shall be entered in the register, together with a statement of the date on which the shares were added to the Joint Deposit or the Giro Deposit respectively.

9.6. If so requested the managing board shall, without costs, furnish a shareholder, a holder of a right or usufruct or a holder of a right of pledge with an extract from the register regarding their respective rights with respect to a share. If a share is encumbered with a right of usufruct or a right of pledge, the extract shall, with due observance of the provision of paragraph 9 of this article, specify who is entitled to the rights referred to in paragraphs 2, 3 and 4 van sections 2:88 and 2:89 Civil Code.

9.7. The managing board shall make the register available at the offices of the company for inspection by the shareholders, as well as by the holders of a right of usufruct and by

the holders of a right of pledge who are entitled to the rights referred to in paragraphs 2, 3 and 4 van sections 2:88 and 2:89 Civil Code.

9.8. Each shareholder, and anyone who has a right of usufruct or a right of pledge on the shares, shall furnish his address to the managing board.

9.9. A holder of a right of usufruct without the right to vote and a holder of a right of pledge without the right to vote shall not have the rights conferred by law upon the holders of depositary receipts for shares issued with the cooperation of a company.

9.10. If shares are included in a joint holding, the joint participants can only be represented vis-à-vis the company by a person who has been designated by them in writing for that purpose.

Notice of meetings, notifications and announcements.

Article 10.

Notices to attend meetings, notifications and announcements shall be given by an advertisement which shall be placed in at least one nationally daily Dutch newspaper or - if shares in the share capital of the company are admitted to Eurolist of Euronext Amsterdam N.V. - in the Daily Official List of Euronext Amsterdam N.V., with due observance of article 25, paragraphs 3 and 4.

Transfer of shares.

Article 11.

11.1. Unless the law provides otherwise and except as provided by the provisions of the following paragraphs of this article, the transfer of a share shall require an instrument intended for such purpose and, unless the company itself is a party to the transaction, the written acknowledgement of the transfer by the company; service upon the company of such instrument of transfer or of a copy or extract thereof signed as a true copy by the notary or the transferor shall be considered to have the same effect as an acknowledgement.

11.2. If a share is being transferred for inclusion in a Joint Deposit, the transfer shall be accepted by the Affiliated Institution in question. In cases where a share is being transferred for inclusion in the Giro Deposit, the transfer shall be accepted by the Central Institute. Transfer and acceptation can take place without the cooperation of the other participants in the Joint Deposit and without the cooperation of other Affiliated Institutions.

11.3. An Affiliated Institution is empowered to transfer shares for inclusion in the Giro Deposit and, insofar as deduction has not been rendered impossible, to deduct shares from the Joint Deposit without the cooperation of the other Participants. The Central Institute is, insofar as delivery has not been rendered impossible, empowered to deduct shares from the Giro Deposit for inclusion in a Joint Deposit without the cooperation of the other participants.

11.4. If the transfer of an ordinary share does not take place in accordance with the provisions of paragraphs 2 and 3 of this article, the transfer of an ordinary share can only take place with the permission of the managing board. The managing board may make its permission subject to such conditions as the managing board may deem necessary or desirable. The applicant shall always be entitled to demand that said permission be granted on the condition that transfer takes place to a person designated by the managing board. The permission shall be deemed to have been granted, should

the managing board not have decided on granting permission for the request within six weeks of being requested to do so.

11.5. The provisions of the preceding paragraphs of this article shall apply correspondingly to the allotment of shares in the event of a division of any share constituting joint property, the transfer of a share as a consequence of a writ of execution and the creation of limited rights on a share.

11.6. The company can, pursuant to a resolution of the managing board, subject to the approval of the supervisory board, make the delivery of shares, within the meaning of article 26 of the Wge impossible. The resolution to this effect cannot be invoked against a Participant any sooner than after six months of the publication of the resolution in at least one national daily Dutch newspaper, and in the Official Pricelist of Euronext Amsterdam N.V. The company can revoke any such resolution by means of a resolution of the managing board, subject to the approval of the supervisory board. In such a case, deduction shall be possible from the day following on the day of publication of such a resolution in at least one national daily Dutch newspaper, and in the Official Pricelist of the Euronext Amsterdam N.V.

Management; composition and decision-making.

Article 12.

12.1. The company shall, under the supervision of a supervisory board, be managed by a managing board, consisting of two or more members, their number to be determined by the supervisory board.

12.2. The supervisory board shall appoint one of the members of the managing board as chairman. The supervisory board may appoint one or more members of the managing board as vice chairman(s) of the managing board.

12.3. With due observance of these articles of association, the managing board adopts rules governing its internal organisation, among others the division of duties among themselves.
The managing board adopts and amends, after prior approval of the supervisory board, rules governing its internal organisation.
The supervisory board has the power to propose an amendment to the rules.

12.4. The managing board shall meet whenever one of its members so desires.
In a tie vote the chairman of the managing board shall have a casting vote, unless only two members of the managing board are in office; in that case the proposal shall have been rejected.

12.5. The approval of the supervisory board shall be required for resolutions of the managing board relating to the following matters:

a. issue, acquisition and disposal of shares of the company and debt instruments issued by the company or of debt instruments issued by a limited partnership or a general partnership of which the company is the general partner with full liability;
b. application for listing or withdrawal of the official listing of documents as referred to under a;
c. entry into or termination of a continuing cooperation by the company or an independent company with another legal person or partnership or as general partner with full liability in a limited partnership or general partnership, if such

cooperation or the termination thereof is of far-reaching significance for the company;

d. acquisition of a participation by it or by a dependent company in the share capital of another company the value of which equals at least the sum of one-quarter of the issued share capital and the reserves of the participating company, as shown in the balance sheet with explanatory notes of the company, as well as any far-reaching increase or reduction of any such participation;
e. investments requiring an amount equal to at least the sum of one-quarter of the issued share capital and the reserves of the company as shown in its balance sheet with explanatory notes;
f. a proposal to amend the articles of association;
g. a proposal to wind up the company;
h. application for involuntary liquidation and for a moratorium of payments;
i. termination of the employment of a considerable number of employees of the company or of a dependent company at the same time or within a short timespan;
j. a far-reaching change in the working conditions of a considerable number of employees of the company or of a dependent company;
k. a proposal to reduce the issued share capital.

12.6. Without prejudice to any other applicable provision of these articles of association, the managing board shall furthermore require the approval of the supervisory board and the general meeting of shareholders for resolutions of the managing board regarding a significant change in the identity or nature of the company or the enterprise, including in any event:

a. the transfer of the enterprise or practically the entire enterprise to a third party;
b. to conclude or cancel any long-lasting co-operation by the company or a subsidiary ('dochtermaatschappij') with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that such co-operation or the cancellation thereof is of essential importance to the company;
c. to acquire or dispose of a participating interest in the capital of a company with a value of at least one-third of the sum of the assets according to the consolidated balance sheet with explanatory notes thereto according to the last adopted annual accounts of the company, by the company or a subsidiary ('dochtermaatschappij').

12.7. The supervisory board furthermore may adopt resolutions pursuant to which clearly specified resolutions of the managing board require its approval.
The supervisory board informs the managing board of such a resolution without delay. Such resolutions shall be registered in the rules, if any, as referred to in paragraph 3.

12.8. The absence of the approval of the supervisory board respectively the general meeting of shareholders for a resolution referred to in paragraph 5, paragraph 6 or paragraph 7 shall neither effect the representative authority of the managing board nor the members of the managing board.

Management; appointment, suspension and dismissal.

Article 13.

13.1. The supervisory board shall appoint the members of the managing board with due observance of section 2:162 Civil Code.
The supervisory board shall notify the general meeting of shareholders of an intended appointment of a member of the managing board.

13.2. The supervisory board may suspend or dismiss a member of the managing board at any time, provided however that it shall only dismiss a member of the managing board after having heard the general meeting of shareholders concerning the intended dismissal.
In the event of suspension of a member of the managing board, the member of the managing board concerned shall be restored to his office, if the supervisory board does not within three months of the resolution to suspend proceed to renew the suspension, or - with observance of the preceding sentence - to dismiss such member. The suspension may be renewed only once and for a period not exceeding three months.
A member of the managing board who has been suspended shall be given the opportunity to account for his actions at a meeting of the supervisory board and to be assisted by an adviser.

13.3. In case one or more members of the managing board are prevented from acting or are failing, the remaining members of the managing board or the only remaining member of the managing board shall be temporarily in charge of the entire management.
In case all members of the managing board are or the only member of the managing board is prevented from acting or are/is failing, the supervisory board shall temporarily be in charge of the management; in such case the supervisory board shall be authorised to designate one or more temporary managing directors.
In the event of failing, as referred to in the preceding sentence, the supervisory board shall as soon as possible take the necessary measures in order to have a definitive arrangement made.

Management; remuneration and indemnification.

Article 14.

14.1. With due observance of the provisions of section 2:135 in conjunction with sections 2:383c up to and including 2:383e Civil Code the policy regarding the remuneration of the members of the managing board will be adopted by the general meeting of shareholders. Simultaneously with the offer to the general meeting of shareholders, the remuneration policy shall be offered in writing to the works council for its information. For the purposes of the previous sentence the provisions of section 2:158, paragraph 11 Civil Code apply *mutatis mutandis* to a subsidiary company as referred to in section 2:24a, paragraphs 1 and 2 Civil Code.

14.2. The remuneration of members of the managing board will, with due observance of the policy as referred to in the preceding paragraph, be determined by the supervisory board.

14.3. The supervisory board will submit for approval by the general meeting of shareholders a proposal regarding the arrangements for the remuneration of members of the executive board in the form of shares or rights to acquire shares. This proposal includes at least how many shares or rights to acquire shares may be awarded to the members of the

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managing board and which criteria apply to an award or a modification. The absence of the approval of the general meeting of shareholders shall not invalidate the representative authority of the supervisory board.

14.4. Unless Dutch law provides otherwise, the following shall be reimbursed to current and former members of the managing board:

a. the costs of conducting a defence against claims based on acts or failures to act in the exercise of their duties or any other duties currently or previously performed by them at the company's request with regard to a company of which the company holds directly or indirectly all shares;

b. any damages or fines payable by them as a result of an act or failure to act as referred to under a;

c. the costs of appearing in other legal proceedings in which they are involved as current or former members of the managing board, with the exception of proceedings primarily aimed at pursuing a claim on their own behalf.

14.5. There shall be no entitlement to reimbursement as referred to above if and to the extent that:

a. it has been established by a Dutch court in a final and conclusive decision that the act or failure to act of the person concerned may be characterised as wilful ("opzettelijk"), intentionally reckless ("bewust roekeloos") or seriously culpable ("ernstig verwijtbaar") conduct, unless Dutch law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness; or

b. the person concerned has failed to notify the company in writing as soon as practicably possible of the circumstances that may result in the costs or financial loss or, as the case may be, of the costs or financial loss; or

c. the costs or financial loss of the person concerned are covered by an insurance and the insurer has paid out the costs or financial loss.

14.6. Costs and financial loss shall be reimbursed by the company immediately upon receipt of the invoices or any other document evidencing the costs or financial loss of the person concerned.
If and to the extent that it has been established by a Dutch court in a final and conclusive decision that the person concerned is not entitled to reimbursement as referred to above, he shall immediately repay the amount reimbursed by the company. The company may request that the person concerned provide security for his repayment obligation.

14.7. The person concerned shall follow the company's instructions relating to the manner of his defence and consult with the company in advance about the manner of his defence. The person concerned shall not (i) acknowledge any personal liability, (ii) waive any defence or (iii) agree on a settlement, without the company's prior written consent.

14.8. Paragraphs 4 up to and including 7 shall not affect any rights that the person concerned may have pursuant to any agreement with the company.

14.9. The company may take out liability insurance for the benefit of the persons concerned.

14.10. The supervisory board may by agreement or otherwise give further implementation to the above with respect to members of the managing board.

Proxies.

Article 15.

The managing board may grant to one or more persons, whether or not employed by the company, the power to represent the company ("*procuratie*") or grant in a different manner the power to represent the company on a continuing basis and grant the title of managing director or such other title as the managing board may determine, as meant above, as well as to other persons, but only if such persons are employed by the company.

Representation.

Article 16.

16.1. The managing board as well as two members of the managing board acting jointly shall have power to represent the company.

16.2. In the event that a member of the managing board, acting in his personal capacity, enters into an agreement with the company, or if he, acting in his personal capacity, conducts any litigation against the company, the company may be represented in that matter by a supervisory director to be designated by the supervisory board, unless the general meeting of shareholders designates a person for such purpose; such person may also be the member of the managing board with whom the conflict of interest exists. If a member of the managing board has a conflict of interest with the company other than as referred to in the preceding sentence he and each of the other members of the managing board as well, with due observance of the provisions included in the first paragraph, shall continue to have power to represent the company in that matter.

Supervisory board; supervision on management.

Article 17.

17.1. The supervision of the policies of the managing board and the general course of affairs of the company and the business enterprise which it operates shall be exercised by the supervisory board, consisting of three or more members, their number to be determined by the general meeting of shareholders. If the number of supervisory directors is less than three, then the board shall without delay take measures to complete its number of members; meanwhile the board shall be validly constituted. Only natural persons can be supervisory director.

The supervisory board shall support the managing board with their advice. In fulfilling their duties the supervisory directors shall serve the interests of the company and the business enterprise which it operates.

The managing board shall provide the supervisory board in time the information it needs to carry out its duties.

At least once per year, the managing board shall inform the supervisory board in writing in respect of the principles of the strategic policy, the general and financial risks and the management and control system of the company.

17.2. The supervisory board shall prepare a profile of its size and composition, taking account of the nature of the business, its activities and the desired expertise and background of the supervisory board members. The supervisory board discusses the profile as well as any change thereof in the general meeting and with the works council.

17.3. The supervisory board shall appoint one of its members as chairman. The supervisory board may appoint one or more of its members as vice-chairman(s) of the supervisory

board. The supervisory board may grant the title of "president-commissaris" to its chairman.

The supervisory board shall appoint, whether or not from its midst, a secretary.

17.4. With due observance of these articles of association, the supervisory board may adopt rules regulating its duties or the division thereof among the various supervisory directors.

17.5. The position of a supervisory director may not be held by:

a. persons employed by the company;

b. persons employed by a dependent company;

c. managing directors and persons employed by an employees' organisation customarily involved in the establishment of the terms of employment of the persons referred to under a and b.

17.6. As regards rights, conferred by these articles of association to persons other than shareholders, the provision referred to in section 2:122 Civil Code is made.

Appointment of supervisory directors.

Article 18.

18.1. The supervisory directors shall be appointed by the general meeting of shareholders on the basis of the supervisory board's nomination; in the event referred to in the last sentence of paragraph 6 of this article, the appointment shall be made by the supervisory board.

The supervisory board shall inform the general meeting of shareholders and the works council simultaneously of its nomination. The nomination shall state the grounds on which it is based.

18.2. The general meeting of shareholders and the works council may recommend to the supervisory board persons to be nominated as supervisory directors. The supervisory board shall for that purpose inform them in due time when, for what reason and according to which profile a vacancy is to be filled. If the enhanced right of recommendation referred to in paragraph 4 of this article applies, the supervisory board shall also inform the general meeting of shareholders and the works council thereof.

18.3. Together with a recommendation or nomination for the appointment of a supervisory director the following information shall be given in respect of the candidate: his age, his profession, the amount of the shares in the company's share capital held by him and the positions currently or previously held by him insofar as relevant to the fulfilment of the duties as a supervisory director. Mention shall also be made of the legal entities in which he is currently holding a position as supervisory director; if any of such legal entities belong to the same group, it shall be sufficient to mention that group. The recommendation and nomination for the appointment or re-appointment of a supervisory director shall specify the reasons for that recommendation or nomination. In the case of a re-appointment, the manner in which the candidate has performed his tasks as supervisory director shall be taken into account.

18.4. With regard to one third of the number of supervisory directors, the supervisory board shall place a person recommended by the works council on the nomination, unless the supervisory board objects to the recommendation on the grounds that the person recommended is expected to be unsuitable for the fulfilment of the duties of supervisory

director or that the supervisory board will not be suitably composed when the appointment is made as recommended. If the number of supervisory directors cannot be divided by three, the nearest lower number that can be divided by three will be the basis for determining the number of members to which this enhanced right of recommendation applies.

18.5. If the supervisory board raises an objection against a person recommended by the works council it will inform the works council of that objection and the reasons for it. The supervisory board shall institute consultations with the works council without delay with a view to reaching an agreement on the nomination. If the supervisory board determines that no agreement can be reached, a representative of the supervisory board designated for that purpose shall apply to the Enterprise Division of the Amsterdam Court of Appeal to uphold the objection. The application my not be filed until four weeks have lapsed since the consultations with the works council commenced. The supervisory board shall place the person recommended on the nomination if the Enterprise Division declares the objection unfounded. If the Enterprise Division upholds the objection, the works council may make a new recommendation in accordance with the provisions of paragraph 4.

18.6. The general meeting of shareholders may reject the nomination with an absolute majority of the votes cast, representing at least one third of the issued capital. If the general meeting of shareholders with an absolute majority of the votes cast rejects the nomination, but this majority does not represent at least one third of the issued capital, a new meeting can be convened in which meeting the nomination can be rejected by an absolute majority of the votes cast.
In such event the supervisory board shall draw up a new nomination. Paragraphs 2, 3, 4 and 5 of this article shall apply. If the general meeting of shareholders does not appoint the person nominated and does not resolve to reject the nomination, the supervisory board shall appoint the person nominated.

18.7. The general meeting of shareholders may delegate its power under paragraph 2 to a committee of shareholders appointed by it, for periods, to be set by it, of no longer than two successive years; in that case the supervisory board shall provide the committee with the information set out in paragraph 2 of this article. The general meeting of shareholders may at any time revoke the delegation.

Supervisory board; vacancies for all supervisory directors.

Article 19.

19.1. If there are no supervisory directors, other than as a consequence of article 21, the general meeting of shareholders shall make the appointment.

19.2. The works council may recommend persons for appointment as supervisory director. The person convening the general meeting of shareholders shall in due time inform the works council that the subject of the appointment of supervisory directors will be considered at the general meeting of shareholders, specifying whether the appointment is taking place in accordance with the works council's right of recommendation pursuant to article 18, paragraph 4.

19.3. Article 18, paragraphs 4, 5 and 7 shall apply *mutatis mutandis.*

Supervisory board; resignation.

Article 20.

20.1. A supervisory director shall resign at the latest at the end of the annual general meeting of shareholders following on the day, situated four years after his last appointment and shall always be eligible for reappointment, provided that the term of office of a supervisory director shall not be longer than three terms of four year, subject to the provision of article 36.

Supervisory directors shall resign according to a rota to be determined by the supervisory board. A change in that rota may not entail that a supervisory director in office shall resign against his will before the period for which he has been appointed has expired.

20.2. A supervisory director, appointed to fulfil an interim vacancy, shall as far as the time of resignation is concerned, take the place of his predecessor, unless provided otherwise upon his appointment.

20.3. Upon application, the Enterprise Division of the Amsterdam Court of Appeal may remove a supervisory director for dereliction of his duties, for other important reasons or on account of any far-reaching change of circumstances as a result of which the company cannot reasonably be required to maintain him as a supervisory director. The application can be made by the company, represented for this purpose by the supervisory board, and by a designated representative of the general meeting of shareholders or the works council. Article 18, paragraph 7 shall apply *mutatis mutandis*.

20.4. A supervisory director may be suspended by the supervisory board; the suspension shall end by operation of law if the company has failed to apply to the Enterprise Division pursuant to the preceding paragraph within one month after the commencement of the suspension.

Withdrawal of confidence in the supervisory board.

Article 21.

21.1. The general meeting of shareholders may withdraw its confidence in the supervisory board by an absolute majority of votes cast, representing at least one third of the issued share capital.

If less than one third of the issued share capital is represented at the meeting, a new meeting may be convened in which the general meeting of shareholders may withdraw its confidence in the supervisory board by an absolute majority of the votes cast, regardless the portion of the share capital represented at the meeting of shareholders. The resolution to withdraw confidence in the supervisory board shall specify the reasons for the resolution. The resolution may not be passed with regard to supervisory directors appointed by the Enterprise Division in accordance with paragraph 3.

21.2. A resolution as referred to in paragraph 1 shall not be passed until the managing board has notified the works council of the proposed resolution and the reasons for it. The notification shall take place at least thirty days before the general meeting of shareholders at which the proposal is to be dealt with. If the works council determines a view on the proposal, the managing board shall inform the supervisory board and the general meeting of that view. The works council may arrange for its view to be explained at the general meeting.

21.3. The resolution referred to in paragraph 1 shall result in the immediate dismissal of the supervisory directors. On passing the resolution, the managing board shall apply without delay to the Enterprise Division of the Amsterdam Court of Appeal to appoint one or more supervisory directors on a temporary basis. The Enterprise Division shall provide for the effects of the appointment.

21.4. The supervisory board shall use its best efforts to ensure that a new supervisory board is composed within the period set by the Enterprise Division and in accordance with article 18.

Supervisory board; remuneration and indemnification.

Article 22.

22.1. The general meeting of shareholders may grant a remuneration to the supervisory directors or to one or more of them. Their expenses will be reimbursed.

22.2. Unless Dutch law provides otherwise, the following shall be reimbursed to current and former supervisory directors:

a. the costs of conducting a defence against claims based on acts or failures to act in the exercise of their duties or any other duties currently or previously performed by them at the company's request with regard to a company of which the company holds directly or indirectly all shares;

b. any damages or fines payable by them as a result of an act or failure to act as referred to under a;

c. the costs of appearing in other legal proceedings in which they are involved as current or former supervisory directors, with the exception of proceedings primarily aimed at pursuing a claim on their own behalf.

22.3. There shall be no entitlement to reimbursement as referred to above if and to the extent that:

a. it has been established by a Dutch court in a final and conclusive decision that the act or failure to act of the person concerned may be characterised as wilful ("opzettelijk"), intentionally reckless ("bewust roekeloos") or seriously culpable ("ernstig verwijtbaar") conduct, unless Dutch law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness; or

b. the person concerned has failed to notify the company in writing as soon as practicably possible of the circumstances that may result in the costs or financial loss or, as the case may be, of the costs or financial loss; or

c. the costs or financial loss of the person concerned are covered by an insurance and the insurer has paid out the costs or financial loss.

22.4. Costs and financial loss shall be reimbursed by the company immediately upon receipt of the invoices or any other document evidencing the costs or financial loss of the person concerned.

If and to the extent that it has been established by a Dutch court in a final and conclusive decision that the person concerned is not entitled to reimbursement as referred to above, he shall immediately repay the amount reimbursed by the company. The company may request that the person concerned provide security for his repayment obligation.

22.5. The person concerned shall follow the company's instructions relating to the manner of his defence and consult with the company in advance about the manner of his defence. The person concerned shall not (i) acknowledge any personal liability, (ii) waive any defence or (iii) agree on a settlement, without the company's prior written consent.

22.6. Paragraphs 2 up to and including 5 shall not affect any rights that the person concerned may have pursuant to any agreement with the company.

22.7. The company may take out liability insurance for the benefit of the persons concerned.

22.8. The managing board may by agreement or otherwise give further implementation to the above with respect to supervisory directors.

Supervisory board; meetings and decision-making.

Article 23.

23.1. The supervisory board may decide that one or more of its members shall have access to all premises of the company and shall be authorised to examine all books, correspondence and other records and to be fully informed of all actions which have taken place, or may decide that one or more of its members shall be authorised to exercise a portion of such powers.

23.2. The supervisory board shall meet whenever one of its members so requests. It shall decide by absolute majority of votes.
In a tie vote, the chairman of the supervisory board shall have a casting vote; if temporarily there are only two supervisory directors in office, then the proposal shall in case of tie vote have been rejected.

23.3. Without prejudice to the provisions of paragraph 4, the supervisory board cannot adopt resolutions if the majority of its members is not present or represented.

23.4. The supervisory board may also adopt resolutions without holding a meeting, provided such resolutions are adopted in writing, by cable, by telecopier, by telefax or in any (other) current electronic manner and provided that all supervisory directors have expressed themselves in favour of the proposal concerned.
A resolution so adopted shall be recorded in the minute book of the supervisory board kept by the secretary of the supervisory board; the documents evidencing the adoption of such resolutions shall be kept with the minute book.

23.5. The members of the managing board shall attend the meetings of the supervisory board, if the supervisory board deems this necessary, and they shall provide in such meetings all information required by the supervisory board.

23.6. At the expense of the company, the supervisory board may obtain such from experts as the supervisory board deems desirable for the proper fulfilment of its duties.

23.7. If temporarily there is only one supervisory director in office, such supervisory director shall have all rights and obligations granted to and imposed by the law and by these articles of association upon the supervisory board and its chairman.

General meeting of shareholders; general.

Article 24.

24.1. The annual general meeting of shareholders shall be held within six months after the end of the financial year.

24.2. The agenda for this meeting shall in any case include the following items:

a. the consideration of written annual report by the managing board concerning the company's affairs and the management as conducted;
b. the adoption of the annual accounts and - subject to what is provided in article 32 - the allocation of profits;
c. discussion regarding the company's reserves and dividend policy and justification thereof by the managing board;
d. if applicable, the proposal to pay a dividend;
e. the discharge of members of the managing board from liability for their management over the last financial year;
f. the discharge of members of the supervisory board from liability for their supervision of the management over the last financial year;
g. each substantial amendment of the corporate governance structure of the company;

without prejudice to the provisions of section 2:138 Civil Code.
The items referred to above do not have to be included on the agenda if the period for preparing the annual accounts and for presenting the annual report has been extended, or if the agenda includes a proposal to extend such period, with due observance of article 30, paragraph 2.
Furthermore, all items which have been included on the agenda with due observance of article 25, paragraphs 5, 6 and 7 shall be discussed at such meeting.

24.3. Extraordinary general meetings of shareholders shall be convened whenever the managing board or the supervisory board considers appropriate.
Moreover, a general meeting of shareholders shall be convened, whenever one or more shareholders, representing at least ten per cent of the issued share capital, so request the managing board and the supervisory board stating the items to be discussed.
If neither any of the members of the managing board nor any of the supervisory directors then convene the meeting so that it is held within four weeks of receipt of the request, each of the applicants shall be authorised to convene the meeting, with due observance of what has been provided to that effect in the law and in these articles of association.

24.4. Within three months after the management has considered it plausible that the shareholders' equity of the company has dropped to an amount equal to or less than one half of the issued share capital, a general meeting of shareholders shall be held to discuss the measures to be taken, if necessary.

General meeting of shareholders; meeting place and convocation.

Article 25.

25.1. General meetings of shareholders shall be held in the municipality where the company has its corporate seat, in Alkmaar, Amsterdam or 's-Hertogenbosch.

25.2. Without prejudice to the provisions of article 24, paragraph 3, shareholders shall be given notice of the general meeting of shareholders by a member of the managing board, or by a supervisory director. Notice shall be given not later than on the fifteenth day prior to the date of the meeting.

25.3. The convocation to the general meeting of shareholders shall be published in the form of an advertisement which shall be placed in at least one national daily Dutch

newspaper or if shares in the share capital of the company are admitted to Eurolist of Euronext Amsterdam N.V. - in the Daily Official List of Euronext Amsterdam N.V.
The convocation will contain at least the time, the place where the meeting will be held and notifications pursuant to article 27.

25.4. The managing board may decide that a person entitled to attend shareholders' meetings, if this person entitled to attend shareholders meetings agrees thereto, can be convoced by a legible and reproducible message sent by electronic mail to the address indicated by him to the company for such purpose.
The managing board may decide that, if all persons entitled to attend the shareholders' meetings agree thereto, the notification as referred to in the previous paragraph is replaced by a legible and reproducible message sent by electronic mail to the adresses indicated by them to the company for such purpose.

25.5. Without prejudice to the other provisions of these articles of association, the agenda shall include such items as have been included therein by the managing board, the supervisory board; furthermore the agenda shall include such items as one or more shareholders and others entitled to attend the meetings, representing at least one-hundredth of the issued share capital or representing a value of at least fifty million euro (EUR 50,000,000), have requested the managing board to include in the agenda, at least sixty days before the day of the convocation. The managing board may decide not to place items so requested on the agenda, in the event the managing board is of the opinion that doing so would be detrimental to vital interests of the company. Resolutions on items other than those which have been included in the agenda, shall not be adopted.
The managing board and the supervisory board shall inform the shareholders by means of explanatory notes to the agenda of all facts and circumstances relevant to the proposals on the agenda. These explanatory notes to the agenda shall be published on the website of the company.

25.6. Written requests as referred to in article 24, paragraph 3 and article 25, paragraph 5 may be submitted electronically. The aforementioned requests shall comply with conditions stipulated by the managing board, which conditions shall be posted on the company's website.

25.7. Without prejudice to the provisions regarding the reduction of share capital and the amendment of the articles of association, the convocation shall either mention the items to be discussed or state that the shareholders and others entitled to attend the meetings can inform themselves on the items to be discussed at the office of the company and that copies thereof are obtainable free of charge at such places as are specified in the convocation.

General meeting of shareholders; course of meeting and keeping of minutes.

Article 26.

26.1. The general meeting of shareholders shall be presided by the chairman of the supervisory board. If the chairman of the supervisory board is absent or in the event that the chairman of the supervisory board is present, but does not wish to preside the meeting, the meeting shall be presided by one of the vice-chairmen of the supervisory board. Which one of the vice-chairmen will preside the meeting, shall be determined by

mutual consent of the vice-chairmen of the supervisory board. In the absence of vice-chairmen of the supervisory board, the meeting shall appoint its chairman among the supervisory board. The chairman shall designate the secretary for the respective meeting, hereinafter in this article to be referred to as the 'secretary'.

26.2. A certificate signed by the chairman confirming that the general meeting of shareholders has adopted a particular resolution, shall constitute evidence of such resolution vis-à-vis third parties.

26.3. Minutes shall be kept of the proceedings at each general meeting of shareholders, which minutes shall be signed by the chairman and the secretary.

26.4. The minutes of the general meeting of shareholders shall be made available, on request, to shareholders no later than three months after the end of the meeting, after which the shareholders shall have the opportunity to react to the minutes in the following three months. The minutes shall then be adopted and signed by the chairman and the secretary.

26.5. In the event that a notarial record is prepared of the proceedings at the meeting, the provisions of paragraphs 3 and 4 are not applicable and co-signing of the chairman is sufficient.

General meeting of shareholders; record date.

Article 27.

27.1. All holders of shares and others entitled to attend meetings are authorized to attend the general meeting of shareholders, to address the meeting and, in so far as they have such a right, to vote.

27.2. The managing board may decide that each person entitled to attend shareholders' meetings may, either in person or by written proxy, by electronic means of communication directly take note of the business transacted at the shareholders' meeting concerned and/or speak at that meeting and/or vote at that meeting. Required thereto is that the person entitled to attend shareholders' meetings can be identified through the electronic means of communication and furthermore that such person can directly take note of the business transacted at the shareholders' meeting concerned and, if applicable, can vote at such meeting.

27.3. The managing board may attach conditions to the use of electronic means of communication, which conditions shall be announced at the convocation of the shareholders' meeting.

27.4. The general meeting of shareholders may adopt rules and regulations to restrict the time to speak. To the extent the rules and regulations do not apply, the chairman may restrict the time to speak if he considers this to be desirable in view of the orderly conduct of the meeting.

27.5. The managing board may determine that paragraph 1 will be applicable to those who (i) are a shareholder as per a certain date, determined by the managing board, such date hereinafter referred to as: the "record date", and (ii) who are as such registered in a register (or one or more parts thereof) designated thereto by the managing board, hereinafter referred to as: the "register", in as far as (iii) at the request of the applicant, the holder of the register has given notice in writing to the company prior to the general meeting, that the shareholder mentioned in this paragraph has the intention to attend

the general meeting of shareholders, regardless who will be shareholder at the time of the general meeting of shareholders. The notice will contain the name and the number of shares the shareholder will represent in the general meeting. The provision above under (iii) about the notice to the company also applies to the proxy holder of a shareholder, who has a written proxy.

27.6. To the extent that the managing board makes use of its right as referred to in the preceding paragraph of this article, the managing board may decide that persons entitled to vote thereat may, within a period prior to the shareholders' meeting to be set by the managing board, which period cannot begin prior to the registration date as meant in the previous paragraph, cast their votes electronically in a manner to be decided by the managing board. Votes cast in accordance with the previous sentence are equal to votes cast at the meeting.

27.7. The in paragraph 5 mentioned record date and the date mentioned in that paragraph on which the notice of the intention to attend the general meeting of shareholders has to be given at the latest, can not be determined earlier than on the thirtieth day before the day of the shareholders' meeting. The convocation of the general meeting of shareholders will contain those times, the place of meeting and the proceedings for registration and notification. Furthermore, the convocation of the general meeting of shareholders will contain the manner in which persons entitled to vote or attend the general meeting can exercise their rights.

27.8. In case the managing board does not exercise its right as determined in paragraph 5, it shall be necessary for:

a. each holder of shares that are not part of a Joint Deposit, to notify the company in writing of his intention to do so no later than on the day and furthermore at the place mentioned in the convocation. They may only exercise the said rights at the meeting for the shares registered in their name both on the day referred to above and on the day of the meeting;

b. any person who as a Participant within the meaning of the Wge is entitled to a Joint Deposit, to submit, no later than on the day and furthermore at the place mentioned in the convocation, a written declaration from the Affiliated Institution stating that the number of shares mentioned in the declaration form part of a Joint Deposit and that the person mentioned in the declaration is Participant for the mentioned number of shares in the Joint Deposit and will remain so till at the end of the general meeting of shareholders.

27.9. The company shall send a card of admission for the meeting to all shareholders who have notified the company of their intention in accordance with the provisions of the preceding paragraph.

27.10. The person who wishes to exercise the right to vote and to attend the general meeting has to sign the attendance list prior to the general meeting, as far as applicable stating the name (names) of the person(s) he is representing as proxy holder, the number of shares he is representing and, as far as applicable, the number of votes he is able to cast.

27.11. In case the managing board exercises its right as determined in paragraph 5, those who have a written proxy shall give their proxy to the holder of the register prior to the

notification described in paragraph 7. The holder of the register will send the proxies together with the notification to the company as described in paragraph 5 sub (iii). The managing board may resolve that the proxies of holders of voting rights will be attached to the attendance list. In case the managing board does not exercise its right as determined in paragraph 5, the written proxies must be deposited ultimately on the day mentioned in the convocation and at the office of the company.

27.12. The provisions of the preceding paragraphs shall apply correspondingly to holders of a right of usufruct or holders of a right of pledge, who have the right to vote.

General meeting of shareholders; votes.

Article 28.

28.1. Each share confers the right to cast one vote at the general meeting of shareholders.

28.2. Blank votes and invalid votes shall be regarded as not having been cast.

28.3. Shareholders may have themselves represented at a meeting by a proxy authorised in writing.

28.4. The members of the managing board and the supervisory directors as such have an advisory vote at the general meetings of shareholders.

28.5. Regarding the admittance of other persons than the persons mentioned in this article, decides the chairman of the meeting.

General meeting of shareholders; decision-making.

Article 29.

29.1. Resolutions shall be adopted by absolute majority of the votes cast, where no greater majority is expressly prescribed by the law or by these articles of association.

29.2. The chairman shall determine the manner of voting, provided, however, that if any person present who is entitled to vote so desires, voting with respect to the appointment or recommendation, suspension and dismissal of persons shall take place by means of sealed, unsigned ballots.

29.3. Should in a vote concerning the appointment or recommendation of persons, no absolute majority be obtained in the first vote, then a new free vote will be held.
If in that case no absolute majority is obtained, there will be a re-vote between the two persons on whom in the second free vote the most of the votes was cast.
If on two or more person an equal number of votes was cast and as a result more than two person qualify for the re-vote, there will be an interim vote between those on whom in the second free vote the largest number of votes was cast and the largest number of votes but one was cast.
If an interim vote or a re-vote, as a result of equality of the number of votes cast, does not result in a decision then no resolution shall be adopted.

29.4. In a tie vote concerning matters, other than the appointment or recommendation of persons, the proposal will have been rejected.

Financial year. Annual accounts.

Article 30.

30.1. The financial year shall be the calendar year.

30.2. Annually within five months after each financial year - subject to an extension of such period not exceeding six months by the general meeting of shareholders on the basis of extraordinary circumstances - the managing board shall prepare annual accounts and

shall make these available for inspection by the shareholders at the office of the company. The managing board submits the annual accounts to the works council.
The annual accounts shall be accompanied by the auditor's certificate referred to in article 31, and by the annual report, as well as by the additional information referred to in section 2:392, paragraph 1 Civil Code, to the extent that the provisions of that paragraph apply to the company.
The managing board shall explain, in a separate chapter of the annual report, the principles of the corporate governance structure of the company.
The annual accounts shall be signed by all members of the managing board and by all supervisory directors; in the event the signature of one or more of them is lacking, this shall be disclosed, stating the reasons thereof.

30.3. The company shall ensure that the annual accounts as prepared, the annual report and the additional information referred to in paragraph 2 shall be available at the offices of the company as of the date of the notice of the general meeting of shareholders at which they are to be discussed.
The shareholders may inspect the above documents at the offices of the company and obtain a free copy thereof.

30.4. If the general meeting of shareholders has not been able to review the auditor's certificate, then the annual accounts cannot be adopted, unless the additional information, referred to in paragraph 2, mentions a legal ground why such certificate is lacking.

Auditor.

Article 31.

31.1. The general meeting of shareholders shall instruct an auditor or another expert, as referred to in section 2:393, paragraph 1 Civil Code, both hereinafter to be referred to as: auditor, to examine the annual accounts prepared by the managing board in accordance with section 2:393, paragraph 3 Civil Code. The auditor shall report on his examination to the supervisory board and the managing board and shall issue a certificate containing the results thereof.
The general meeting of shareholders may withdraw the instructions given to the auditor at any time.
Otherwise, paragraph 2 of said section 2:393 applies to the granting of the instructions, as referred to above, and to withdrawal of the same.

31.2. The managing board as well as the supervisory board may instruct the auditor referred to in paragraph 1 or any other auditor to carry out assignments at the expense of the company.

Profit and loss; general.

Article 32.

32.1. Subject to the approval of the supervisory board, the managing board may reserve as much from the profits as it deems fit. To the extent that the profits are not reserved by virtue of the preceding sentence, distribution of profits pursuant to this article shall take place after the adoption of the annual accounts which show that the distribution is allowed.

32.2. To the extent that the profits are not reserved by virtue of the preceding sentence, the profits shall be at the free disposal of the general meeting of shareholders.

32.3. The company may only make distributions to shareholders and other persons entitled to distributable profits only to the extent that its shareholders' equity exceeds the sum of its issued share capital and the reserves to be maintained by law.

32.4. A loss may be set off against the reserves to be maintained by law only to the extent permitted by law.

32.5. When dividing the amount to be distributed among shareholders, shares held by the company shall not be taken into account.

Profit and loss; distributions.

Article 33.

33.1. Dividends shall be due and payable thirty days after they have been declared, unless the general meeting of shareholders determines another date on the proposal of the managing board.

33.2. Distributions shall be made payable at a place or places to be determined by the managing board. At least one place shall be designated in the Netherlands.

33.3. Dividends which have not been collected within five years of the start of the second day on which they became due and payable shall revert to the company.

33.4. The general meeting of shareholders or the supervisory board on the proposal of the managing board if the managing board is appointed by the general meeting of shareholders as the authorised body, may resolve that dividends shall be fully or partly paid in the form of shares in the capital of the company.

33.5. If the supervisory board so determines on the proposal of the managing board, an interim dividend will be distributed, including an interim dividend from reserves, but only with due observance of what is provided in section 2:105, paragraph 4 Civil Code.

33.6. Notices relating to distributions, and relating to the dates and places referred to in the preceding paragraphs of this article, shall in the Netherlands be published in at least one national daily newspaper and further in such manner as the managing board may deem desirable.

33.7. A loss may only be applied against reserves maintained pursuant to the law to the extent permitted by the law.

Legal merger, legal demerger, amendment of the articles of association and dissolution.

Article 34.

A resolution to effect a legal merger, a legal demerger, an amendment to the articles of association or dissolution of the company, requires a two/third majority of the votes cast in a meeting.

Liquidation.

Article 35.

35.1. If the company is dissolved pursuant to a resolution of the general meeting of shareholders, it shall be liquidated by the managing board under the supervision of the supervisory board, if and to the extent that the general meeting of shareholders shall not appoint one or more other liquidators.

35.2. The supervisory board shall determine the remuneration of the liquidators and - if available - of the persons charged with the supervision of the liquidation.

35.3. The liquidation shall take place with due observance of the provisions of the law. During the liquidation period these articles of association shall, to the extent possible, remain in full force and effect.

35.4. The balance of the assets of the company remaining after all liabilities have been paid shall be distributed among the shareholders in proportion to the par value of the number of shares held by them.

35.5. After the liquidation has ended the books, records and other data carriers of the company shall remain in the custody of the person designated for that purpose by the liquidators during the period set by the law.

Transitional provision reappointment supervisory directors.

Article 36.

Contrary to the provision of article 20, paragraph 1 the supervisory directors who, at the moment of coming into force of the amendment of the articles of association (of the twenty-fourth of March two thousand and four), formed part of the supervisory board, shall as from that date be eligible for reappointment twice for a period of four years.

Item 2

DESCRIPTION OF THE NUMBER AND CLASS OF SHARES
IN THE SHARE CAPITAL
OF
SNS REAAL N.V.
2007

Number of shares	Class of shares	Date	Amendment due to
234.761.284	Ordinary shares	1 January 2007	-
237.343.876	Ordinary shares	6 June 2007	Issue of shares
258.555.997	Ordinary shares	27 June 2007	Issue of shares
261.472.608	Ordinary shares	13 September 2007	Issue of shares
261.472.608	Ordinary shares	31 December 2007	-

INFORMATION MADE PUBLIC IN 2007

INFORMATION FILED WITH THE TRADE REGISTER IN UTRECHT, THE NETHERLANDS IN 2007

Press releases 2007

REAAL outsources processing of third party mortgages to Ordina

REAAL Verzekeringen intends to delegate to Ordina the administrative work relating to mortgage loans which it concludes for third parties. The two parties today signed a letter of intent to that effect. The agreement covers the outsourcing of the back office activities for the mortgage loans for third parties which are administered on behalf of REAAL. SNS REAAL continues to administer the Group's own mortgages, for instance on behalf of SNS Bank and BLG Hypotheken.
The aim is to hand over the execution of these business processes to Ordina as from 1 April 2007.

For REAAL, outsourcing to Ordina represents the sound continuation of its activities as an innovative mortgage lender for third parties, enabling REAAL to concentrate on improving its products and its market proposition.

Between 20 and 25 employees will be affected by this transaction.

For Ordina, business process support (BPO) in regard to mortgage administration is a key aim. This deal strengthens Ordina's leading position as a BPO service provider for bank back office business processes in the Netherlands.

The proposed contract has a seven year term and is worth around € 25 million.

Press releases 2007

SNS Asset Management launches institutional fund for microcredit

SNS Asset Management, part of SNS REAAL, has initiated the launch of a large institutional investment fund aimed at providing resources for microfinance institutions (MFIs). Large institutional investors have been invited to participate in the SNS Institutional Microfinance Fund, which has a target size of € 100 million. SNS Asset Management, which acts as an investor and consultant in microfinance, will work closely here with the American organisation Developing World Markets (DWM). This investment manager is one of the world's most experienced private players in the selection of good microfinance institutions. Triple Jump, which manages the ASN/Novib fund and other funds, will be responsible for part of the selection.

"The microfinance market is growing extremely fast. In developing countries, demand is escalating rapidly, and increasing numbers of institutional investors are prepared to invest here. However, in contrast to private investors, institutional investors have hitherto had hardly any opportunities to invest in microfinance, owing to the scale on which they want to invest. The SNS Institutional Microfinance Fund now offers them the chance to invest purposefully in microfinance institutions with good financial prospects," says Theo Brouwers, who - as a director of SNS Asset Management - is responsible for developing and launching the fund. "What is more, the fund serves an express social purpose, by making fairly long-term investments in small businesses at the lower end of emerging economies in Asia, South and Central America and Eastern Europe. The fund therefore fits perfectly with the SNS REAAL philosophy, which has always aimed to find the right balance between ethical business and financial return."

Short-term loans ranging from $ 100 to $ 1500

The fund does not grant loans to individual businesses but lends money to microfinance institutions, or invests in their share capital. Those MFIs in turn grant loans to businesses, mostly ranging between $ 100 and $ 1500 for a term of between six months and one year. These loans enable small self-employed operators to start or expand a business. Remarkably, 90% of these business operators are women who, with a loan, improve not only their own circumstances but also those of their households and families. The lives of around 4 million people in developing regions benefit from a total of € 100 million.

The money will be made available in various ways: in the form of loans, but also as equity shareholdings. Hybrid forms, such as convertible loans or subordinated loans with warrants, are also used. The businesses receive finance in local currency, so that they do not incur any foreign exchange risk.

The SNS Institutional Microfinance Fund takes the legal form of an unlisted unit trust, and closes on 1 April 2007. It has a seven year term with an optional extension of two years. SNS Asset Management has already received firm commitments totalling several tens of millions of euros. Large institutional investors such as pension funds are displaying keen interest in the new fund.

Substantial capital requirement

The total market for microcredit is currently estimated at $ 300 billion, while the supply comes to around $ 15 billion at present. "There is a great need for capital. However, it is difficult for institutional investors to place the money where it is needed and where the opportunities present themselves. At the same time, they want to be certain that they are making a responsible investment. The aim of the fund is to offer investors a good return commensurate with the risk that they incur.

DWM has global experience in granting loans and other financial instruments to microfinance institutions. With their broad network of contacts and their investment banking background, they are better placed than anyone else to select the right investment projects," says Brouwers.

SNS Asset Management is an asset manager for institutional players, managing a total of € 16 billion. It specialises in sustainable investment.

10

SNS REAAL

Press release

PERSBERICHT

Utrecht, 14 March 2007

SNS REAAL net profit up 14.9% to € 371 million.

Highlights 2006

- Earnings per share up 6.5% to € 1.65.
- Operating profit before taxation up to € 459 million (+10.3%).
- Net interest income SNS Bank stabilises in 2nd half year, down 4.7% on 2005.
- Return on equity at 12.7% above target.
- Capital position and solvency remain strong.
- Total dividend € 0.71 per share, 45% of net profit paid out.
- Implementation of strategy has further strengthened the basis for growth.

Contents

Contact details

Corporate communication
T +31 30 291 48 71
E concerncommunicatie@snsreaal.nl

Investor Relations
T +31 30 291 42 46
E investorrelations@snsreaal.nl

Sjoerd van Keulen, chairman of the Executive Board:

Net profit growth of almost 15% is a good result given the still challenging market conditions. Earnings per share increased by 6.5%. Return on equity exceeded the target of 12.5%. Our capital base remains strong and offers a good position from which to effect further acquisitions.

On the mortgage market, extremely fierce price competition, a shrinking mortgage refinancing market and a flat yield curve caused interest income to decline. In the first half year, our market share fell to 7.6%. Thanks to new, innovative products, improved distribution and increased retention in the existing portfolio, we increased our market share in the second half of the year to 8.0% (8.3% at year-end 2005). The reduced interest income was partly offset by an increase in mortgage volume (especially in the second half year), better margins on a growing savings portfolio and higher margins on our SME activities. New, appealing savings products and ASN Bank's strong growth boosted the savings portfolio from € 12.3 billion to € 13.7 billion (+11%), and drove up our share of the savings market to 6.3%. SNS Bank's investment products also did well. SNS Fundcoach, an internet provider of amongst others international investment funds, has become a success formula. Funds invested rose to € 589 million (+97.7%).

We maintained our market position as one of the larger players in the life insurance market. Income from regular premium payments increased by 7.6% and single premium income was up by 10.4%. Our market share in individual life insurance was down slightly from 15.2% to 14.7%. The value of new business expanded by 33.3% to € 20 million. The non-life market slumped, putting premiums under pressure. In spite of this, net profit of the non-life insurance activities increased in the second half. The integration of Nieuwe Hollandse Lloyd, acquired in 2005, went well and helped to strengthen our market position.

Key figures

In € millions	2006	2005	Change	2nd half year 2006	1st half year 2006
Result					
Total income	3,567	3,480	2.5%	1,788	1,779
Total expenses	3,108	3,064	1.4%	1,570	1,538
Operating profit before taxation	459	416	10.3%	218	241
Taxation	88	93	(5.4%)	33	55
Net profit for the period	371	323	14.9%	185	186
Balance Sheet					
Total assets	79,742	68,088	17.1%	79,742	69,996
Investments	10,626	9,953	6.8%	10,626	9,688
Investments for insurance contracts on behalf of policyholders	3,955	3,426	15.4%	3,955	3,608
Loans and advances to customers	56,700	46,143	22.9%	56,700	46,611
Group equity	3,200	2,528	26.6%	3,200	2,920
Savings	13,678	12,333	10.9%	13,678	13,555
Technical provisions insurance operations	13,283	12,658	4.9%	13,283	13,021
Ratios					
Return shareholders' equity (ROE)	12.7%*	14.1%		12.1%	13.2%
BIS ratio	11.2%	11.9%		11.2%	11.8%
Tier 1 ratio	8.2%	8.7%		8.2%	8.6%
Solvency Life operations	236%	233%		236%	215%
Solvency Non-Life operations	279%	275%		279%	261%
Earnings per share (€)	1.65	1.55	6.5%	0.78	0.87
Diluted earnings per share (€)	1.65	1.55	6.5%	0.78	0.87
Number of shares outstanding at end of period	234,761,284	208,801,030		234,761,284	233,297,240
Weighted average number of outstanding shares	224,564,046	208,801,030		234,212,268	214,755,910

The comparative figures have been adjusted for ease of comparison.
*) ROE has been calculated weighting the share issue of May.

Listing

The listing on 18 May gave us greater strategic and financial flexibility and enhanced our profile on the market. The increased attention heightened awareness of our company, brands and products, reinforcing our reputation as an attractive employer.

Dividend and AGM

The Executive Board will propose a total dividend for 2006 of € 0.71 per share. Since an interim dividend of € 0.32 was paid in September 2006, the proposed final dividend is € 0.39. Shareholders can choose to take the full dividend in cash, charged to net profit, or fully in shares charged to the share premium reserve. On 11 May 2007 the share will be quoted ex-dividend, and the dividend will become payable on 6 June 2007.

The dividend proposal will be submitted to the Annual General Meeting of Shareholders (AGM) on 9 May 2007.

Earnings per share

SNS REAAL aims at a minimum of 10% growth in earnings per share. The growth target is based on both organic and non-organic growth. In 2006, earnings per share increased from € 1.55 to € 1.65 (+6.5%).

Report by the Supervisory Board

The terms of office of Messrs H.M. van de Kar, S.C.J.J. Kortmann and J. den Hoed as members of the Supervisory Board of SNS REAAL N.V. are scheduled to expire in May 2007. The Supervisory Board intends to propose Messrs Van de Kar and Kortmann for reappointment as supervisory directors at the AGM of 9 May 2007.

At the AGM of 9 May, the Supervisory Board will table a proposal for the amendment of the remuneration policy applicable to the members of the Executive Board. The main element is a proposal concerning the long-term bonus scheme. For details, see the SNS REAAL N.V. annual report 2006, in the chapter on Corporate Governance, under remuneration report.

New targets for return and efficiency for the coming years

As a result of the acquisition of Bouwfonds Property Finance, the targets set for the period up to 2006 have been revised.

The targets applicable as from 1 January 2007 are indicated below.

Return:

- Growth in net earnings per share averaging 10% per year, for the 2006 to 2009 period, including acquisitions funded with existing capital.
- Return on equity averaging 15% per year after tax.

Efficiency:

- Efficiency ratio for SNS Bank of 55% by the end of 2009.
- Operating cost/premium ratio for REAAL Verzekeringen of 13% by the end of 2009.
- Combined ratio for Non-Life insurance operations of 97% by the end of 2009.

The targets for solvency are unchanged.

Outlook for 2007

Economic developments will support a favourable climate for savings and investment. SNS REAAL expects products in the sphere of savings, investment, property finance, pensions, occupational disability insurance and SME non-life insurance to show a prosperous development. On the other hand, conditions remain challenging on the mortgage and individual life markets. Going by current information, there will be no significant change in the interest rate climate and the yield curve.

Important dates 2007

Registration date for the Annual General Meeting	18 April
Trading update 1st quarter 2007	7 May
Annual General Meeting of Shareholders	9 May
Ex-dividend date	11 May
2006 final dividend payment date	6 June
Publication half-year figures 2007	16 August
Trading update 3rd quarter 2007	15 November

Report by the chairman

SNS REAAL has had a very exciting year. The listing was a historic event for our company, augmenting our strategic flexibility and enhancing the reputation of our company and our brands and products. An almost 15% increase in the net profit is a good result considering the challenging market conditions.

Good result and stronger basis for growth

Our net profit grew by 14.9% to reach €371 million. The lower income from our mortgage activities was offset by the result from investments for own account and risk, savings and investment products, and higher net premiums. Acquisitions and the expansion of our existing activities have both strengthened our basis for further growth. In mortgages, our distribution strength was reinforced by closer links with purchasing consortia and mortgage chains. Our successful savings products and the success formula SNS Fundcoach generated strong growth in the number of customers. With the launch of a complete line in occupational disability insurance products, we are offering intermediaries a more comprehensive range for the SME market. SNS Bank's presence in the Randstad area was expanded by the opening of five new branches.

Acquisitions strengthen position in property finance and distribution power

With Bouwfonds Property Finance we have acquired one of the major players in property finance in the Netherlands. With effect from 1 December 2006, the activities have been consolidated, and are continuing under the name SNS Property Finance. They will be amalgamated with our existing property finance activities. At the end of 2006 the SNS Property Finance loan portfolio stood at €8.8 billion. This comprises 64% investment finance (Netherlands only) and 36% project finance (both in the Netherlands and abroad). 77% of the loans are granted in the Netherlands, and 23% internationally. This acquisition reinforces our market position in SMEs and reduces our dependence on the mortgage market.

With the planned acquisition of Regio Bank we shall strengthen our existing franchise banking activities. In the Randstad area, a key growth market for SNS REAAL, this planned acquisition will boost our presence by adding around 55 branches. The new combination of CVB Bank and Regio Bank, which will be operating under the name of SNS Regio Bank, will have a leading franchise position in the field of banking products in the Netherlands, with the ability to achieve substantial cost synergies. The mortgage and savings portfolios of SNS Regio Bank will total €5.3 billion and €4.7 billion respectively.

Innovation and focus

Changes in competition, rules and regulations, customer requirements and trends are creating increasingly turbulent conditions in our markets, demanding alertness, speed and flexibility. With our clear focus on core products and customer groups, and our customer-focused, efficient organisation and systems, we are establishing a clear position, distinct from larger market players, with innovative, appealing products and a short time-to-market. This is reflected in the introduction of the 'budget mortgage', the first basic mortgage giving customers freedom to purchase only those options they really need, and innovative services such as Live@dvies via the internet, and a talking digital bank card, the digipas, for the visually impaired. This type of innovation contributes to growth in customer numbers and improves our brand awareness and market reputation.

Moderate risk profile

By focusing on banking and insurance products for retail and SME customers, SNS REAAL has a moderate risk profile. We pay close attention to cost control, efficient use of capital, a strict pricing policy and risk management. The activities of Bouwfonds Property Finance mean a higher risk profile, but that is balanced by higher margins and diversification benefits.

Key aims for 2007

SNS REAAL made significant progress in 2006 in the implementation of its strategy. We aim to become the favourite bank and insurer of many more retail and SME customers. We will therefore continue on our chosen path. The most important objectives for 2007 are: to strengthen our core brands, to achieve growth in the SME market, to strengthen distribution capability and to further improve efficiency. Over the coming years, we will be focusing on expanding the customer base, including in the SME market. The activities of SNS Property Finance are a major asset here. But we also aim at growth on the SME market through other bank products, pensions, occupational disability insurance products and non-life insurance products. We aim to achieve this growth both through our existing activities and through acquisitions.

Chairman of the Executive Board,
Sjoerd van Keulen

SNS REAAL

In € millions	2006	2005	Change	2nd half year 2006	1st half year 2006
Income banking operations					
Net interest income banking operations	567	595	(4.7%)	295	272
Net commission and management fees	120	114	5.3%	57	63
Other income	81	56	44.6%	30	51
Total income banking operations	**768**	**765**	**0.4%**	**382**	**386**
Income insurance operations					
Net premium income	1,958	1,745	12.2%	886	1,072
Result on investments	576	545	5.7%	274	302
Result on investments for insurance contracts on behalf of policyholders	215	394	(45.4%)	225	(10)
Result on derivatives and other financial instruments	(9)	(2)	(350.0%)	(6)	(3)
Other income	55	50	10.0%	29	26
Total income insurance operations	**2,795**	**2,732**	**2.3%**	**1,408**	**1,387**
Other income and eliminations	4	(17)	123.5%	(2)	6
Total income	**3,567**	**3,480**	**2.5%**	**1,788**	**1,779**
Technical expenses on insurance contracts	2,054	2,095	(2.0%)	1,048	1,006
Acquisition costs for insurance operations	218	167	30.5%	100	118
Value adjustments to financial instruments and other assets	35	60	(41.7%)	19	16
Staff costs	503	443	13.5%	252	251
Other expenses	298	299	(0.3%)	151	147
Total expenses	**3,108**	**3,064**	**1.4%**	**1,570**	**1,538**
Operating profit before taxation	**459**	**416**	**10.3%**	**218**	**241**
Taxation	88	93	(5.4%)	33	55
Net profit for the period	**371**	**323**	**14.9%**	**185**	**186**
Net profit banking operations	**214**	**204**	**4.9%**	**102**	**112**
Net profit insurance operations	**170**	**140**	**21.4%**	**92**	**78**
Net profit group activities	**(13)**	**(21)**	**38.1%**	**(9)**	**(4)**
Earnings per share (€)	**1.65**	**1.55**	**6.5%**	**0.78**	**0.87**
Diluted earnings per share (€)	**1.65**	**1.55**	**6.5%**	**0.78**	**0.87**
Total assets	**79,742**	**68,088**	**17.1%**	**79,742**	**69,996**
Group equity	**3,200**	**2,528**	**26.6%**	**3,200**	**2,920**
Ratios					
Return on shareholders' equity	12.7%[1]	14.1%		12.1%	13.2%
Double Leverage	107.8%	105.3%		107.8%	86.7%
Average number of employees (FTE)	5,609	5,336	5.1%	5,641	5,473
SNS Bank:					
Efficiency ratio	62.6%	59.8%		65.4%	59.8%
BIS ratio	11.2%	11.9%		11.2%	11.8%
Tier 1 ratio	8.2%	8.7%		8.2%	8.6%
REAAL Verzekeringen:					
New annual premium equivalent *(in € millions)*	196	176[2]	11.4%	93	103
Operating cost/premium ratio	13.8%	13.5%		14.6%	13.1%
Solvency Life operations	236%	233%		236%	215%
Solvency Non-Life operations	279%	275%		279%	261%

[1]) ROE has been calculated with weighting the share issue of May.

[2]) New annual premium equivalent 2005 adjusted for EEV standards.

Highlights

- *Total income for own account increases to € 3,352 million (+ 8.6%).*
- *Operating profit before taxation rises to € 459 million (+ 10.3%).*
- *Tax rate down further to 19.2%, partly by reduction in the rate.*
- *Net profit increases to € 371 million (+ 14.9%).*
- *Earnings per share up to € 1.65 (+ 6.5%).*

2006 results compared to 2005

SNS REAAL's net profit grew by € 48 million from € 323 million to € 371 million (+ 14.9%). The operating profit before taxation increased to € 459 million (+ 10.3%). This increase was due to higher total income of € 3,567 million (+ 2.5%), against an increase in total expenses to € 3,108 million (+ 1.4%).

Net profit SNS REAAL



€ millions
400
350
300
250
200
150
100
50
0
2002
2003
2004
2005
2006
Net profit SNS REAAL

The results of SNS Bank and REAAL Verzekeringen are the principal components of SNS REAAL's results. At SNS Bank, net profit grew from € 204 million to € 214 million (+ 4.9%). Net profit of REAAL Verzekeringen increased to € 170 million (+ 21.4%). In group activities, net profit improved to – € 13 million.

Before allocation of the net profit on group activities, 56% of the net profit comes from SNS Bank and 44% from REAAL Verzekeringen. In view of the 21.4% increase in the net profit of REAAL Verzekeringen, the share in the total net profit of SNS REAAL has risen.

The results of SNS Property Finance have been consolidated in the results of SNS Bank since 1 December 2006. The existing property finance activities of SNS Bank will be transferred to SNS Property Finance in 2007. For December, the net profit of SNS Property Finance came to € 6 million after the effect of the amortisation of intangible assets as a result of a purchase price allocation under IFRS and more expensive funding. On a pro forma basis, the net profit of SNS Property Finance would have come to € 94 million for 2006 as a whole. In the notes below, the figures include the consolidation of SNS Property Finance.

At REAAL Verzekeringen, Nieuwe Hollandse Lloyd was included for the first full year. This acquisition took place at the end of the third quarter of 2005. Our share in Route Mobiel was increased from 40% to 100% in mid June 2006, and the results of Route Mobiel were consolidated in REAAL Verzekeringen from that date onwards.

Composition of Net profit 2006 (excluding group activities)



44%
56%
SNS Bank
REAAL Verzekeringen

Composition of income SNS REAAL



€ millions
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2002
2003
2004
2005
2006
Net commission and other income
Net interest income banking operations
Result on investments
Net premium income

Income
SNS REAAL's total income grew by €87 million to €3,567 million (+2.5%). Income for own account was up by €266 million to €3,352 million (+8.6%).

SNS Bank's total income remained more or less steady. The decline in net interest income and the results on derivatives were offset by higher commission income and higher results on the sale of investments.

The total income of REAAL Verzekeringen increased by €63 million to €2,795 million (+2.3%). Total income for own account was 10.4% up at €2,580 million. Net premium income grew by 12.2% to €1,958 million, and investment income for own account was 5.7% up at €576 million.

Expenses
SNS REAAL's total expenses rose by €44 million to €3,108 million (+1.4%).

Composition of expenses SNS REAAL



€ millions
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2002
2003
2004
2005
2006
Other expenses
Acquisition costs for insurance operations
Staff costs
Value adjustments to financial instruments and other assets
Technical expenses on insurance contracts

SNS Bank's total expenses were €10 million higher at €517 million (+2.0%). Staff costs increased by €25 million, the main factors being projects relating to legislation and compliance, projects to improve efficiency in the fourth quarter. The cost increases were partly offset by lower value adjustments on financial instruments and other assets (–€14 million).
The total expenses of REAAL Verzekeringen increased by €24 million to €2,562 million (+0.9%). This increase was due mainly to higher acquisition costs (+€52 million) and higher staff costs (+€19 million), as well as a €41 million decline in technical expenses. The increased acquisition costs are related to higher net premium income, the consolidation of NHL and a second annual increment in amortisation costs as a result of the capitalisation of internal acquisition costs introduced in 2005. The increase in staff costs was mainly due to the consolidation of NHL and costs relating to issues in the field of legislation. Technical expenses for own account were up by €78 million to €1,391 million (+5.9%). This increase can be accounted for by higher net premium income and the consolidation of NHL including the earn-out expense following from this acquisition. The technical expenses on contracts on behalf of policyholders witnessed a fall of €119 million to €663 million (–15.2%). This decline was caused by lower investment results on these contracts.

Result of group activities
The group activities comprise the business units managed directly by SNS REAAL at holding company level, their income and expenses not being allocated to SNS Bank or REAAL Verzekeringen. These activities include SNS REAAL Invest, which has been largely dismantled, and – from 1 July 2006 – SNS Asset Management, managed directly by the Executive Board. The net result of SNS Asset Management for the first half of 2006 is included in the result of SNS Bank.

The result of group activities including consolidation adjustments improved by 38.1% to –€13 million net. The result was boosted (+€14 million) by the income on the cash flows from the listing and the release of provisions at SNS REAAL Invest. Higher costs due to projects relating to strategy and legislation and higher financing costs for the business units had a negative impact (–€9 million). SNS Asset Management achieved a positive net result in the second half of 2006. Assets under management grew by €2.1 billion to €16.4 billion (+14.7%).

Earnings per share
Earnings per share increased to €1.65 (+6.5%). For the second half of 2006, earnings per share came to €0.78, up by €0.01 (+1.3%) against the second half of 2005. Earnings per share for the second half of 2006 were down by €0.09 (–10.3%) against the first half year. On the other hand, the weighted average number of outstanding shares increased in the second half year to 234,212,268 (+9%). The new shares are fully taken into account for the purpose of calculating earnings per share from the date of issuance of the new shares. The diluted earnings per share also totalled €1.65.

Return on equity
The return on equity (ROE) of SNS REAAL, calculated by weighting the share issue at 8/12 year, came to 12.7% (2005: 14.1%), which was above the target of 12.5%. The return on equity was lowered by the May share issue, while the acquisition of Bouwfonds Property Finance, funded partly by the proceeds from the share issue, was not completed until 1 December 2006.

Tax rate
For 2006, the tax burden came to 19.2% (2005: 22.4%). The

Return on shareholders' equity SNS REAAL


%
18
16
14
12
10
8
6
4
2
0
2002
2003
2004
2005
2006
Return on shareholders' equity SNS REAAL

reduction in the tax rate was due to the decrease in the nominal rate of corporation tax, cut from 31.5% to 29.6%. Recalculation of deferred taxation, on account of the further cut in the nominal rate to 25.5% from 1 January 2007, also contributed to reducing the tax burden. For all of SNS REAAL the total impact amounted to €15 million.

For SNS Bank, the effective tax rate was 14.7% (2005: 20.9%). The use of structured finance deals and recalculation of the net deferred tax liability (€9 million) following the cut in the corporation tax rate brought the effective tax rate down. For REAAL Verzekeringen the effective tax rate was 27.0% and was positively affected by the recalculation of deferred taxation totalling €7 million.

Result for the 2nd half of 2006 compared to the 1st half of 2006

In the second half of 2006, SNS REAAL's total income was €1,788 million, roughly equalling the total income of €1,779 million in the first half of 2006. For SNS Bank, total income in the second half was slightly lower than in the first half year. For REAAL Verzekeringen, the opposite applied.

At SNS Bank, net interest income amounting to €295 million was 8.5% higher than in the first half of 2006. This was due partly to the consolidation of SNS Property Finance from 1 December 2006 (+€16 million). In addition, mortgage and savings volumes were higher, the margins on savings products and SME activities improved and the ALM result improved in the second half of 2006. At the same time, penalty interest continued to decline. Banking commission income was down in the second half year because SNS Asset Management was placed under the direct management of the Group. Without that effect, commission income would have risen in the second half. Increased investment transactions on the part of SNS Bank customers led to higher securities commission and management fee income from funds in the second half of the year. At €33 million, the result on investments was in line with the first half of 2006. Other income was lower due to limited negative results on derivatives in the second half year.

In the second half year, costs were driven up by addition to the provision for reorganisation and higher compliance costs. Value adjustments increased by €6 million to €21 million as a result of larger foreclosure shortfalls and speedier execution. Taxes were down sharply partly owing to revaluation of the net deferred tax liabilities reflecting the corporate tax cuts.

The decline in REAAL Verzekeringen's net premium income in the second half year from €1,072 million to €886 million was due to a fall in single premiums by €83 million to €281 million. Non-life premiums also declined by €53 million to €179 million in the second half year, the main reason being that a large part of the portfolio has a 1 January renewal date. The same is true for semi-group business; here too, most of the premiums are received in the first half year. The result on investments for own account was down by €28 million in the second half year because sales results were mainly realised in the first half. At €29 million, other income was slightly higher in the second half year than the €26 million for the first half year. This item mainly comprises management fee income, initial commission on mortgage arrangements and commission from reinsurers.

Investments for the own account and risk of policyholders increased from a negative value of €10 million in the first half year to €225 million in the second half, particularly as a result of higher share prices. These investments are recorded at fair value, with all changes taken direct to the income statement. The portfolio consists of investments in fixed-income securities, equities and property. Higher technical expenses came to a corresponding amount. Technical expenses in Life operations were lower in the second half of the year due to the lower single premiums. In the second half year, an adjustment to the amortisation period of capitalised interest rate rebates to actuarial amortisation also resulted in a lower technical expense of €11 million. After this adjustment, all interest rate rebates are amortised on an actuarial basis, creating a optimal match between income and expenses.

Staff costs and other operating expenses were at a comparable level in both six-month periods. Interest expenses were lower in the second half year as a result of lower intra-group financing costs.

Balance sheet

SNS REAAL's total assets increased from €68.1 billion to €79.7 billion (+17.1%). The acquisition of Bouwfonds Property Finance boosted the total assets by around €9 billion at the end of 2006. The largest increase in the total assets concerned the item loans and advances to customers, up by €10.6 billion. This was mainly due to an increase in property finance to €8.8 billion owing to the acquisition of Bouwfonds Property Finance. The Mortgages item was up by €2.3 bil-

lion. Here, portfolio growth amounted to €2.7 billion, while market value adjustments resulting from hedge accounting under IFRS led to a slight fall in the mortgages item on the balance sheet (–€0.4 billion).

Investments for own account grew by €0.7 billion to €10.6 billion (+6.8%). The main reason was an increase in the portfolio of bonds available for sale. Investments for insurance contracts on behalf of policyholders were up by €0.5 billion (+15.4%). Apart from the €1.3 billion increase in savings, most of the total assets growth was financed by the issue of debt certificates (+€5.6 billion) and private loans via credit institutions (+€4.1 billion). This partly resulted from the consolidation of SNS Property Finance. The main contributors to the €1.3 billion savings growth were the SNS SpaarMix and ASN Ideaalsparen products. The technical provision insurance operations increased by €0.6 billion to €13.3 billion as a result of the expansion in new insurance product business.

Group equity

The SNS REAAL group equity was €672 million higher at €3.2 billion (+26.6%). This increase was due to the proceeds of the listing (€404 million after deduction of expenses) and the net profit for 2006 of €371 million. Conversely, there was a decline of €52 million caused by payment of the interim dividend and a net fall of €51 million consisting mainly of unrealised revaluations of investments and cash flow hedges as a result of market developments and the realised sales of investments. The capital base increased by €720 million to €4.9 billion, while subordinated loans were €48 million higher at €1,366 million.

The capital base of SNS Bank grew from €2.6 billion to €3.5 billion. Owing to the acquisition of Bouwfonds Property Finance, SNS REAAL gave the capital of SNS Bank a €600 million boost by means of a paid-in share premium. In addition, in the second half of the year the capital base was further reinforced by raising subordinated loans. The Tier 1 capital increased from €1.8 billion to €2.3 billion and the increased subordinated capital augmented the total qualifying capital from €2.4 billion to €3.2 billion.

The capital base of REAAL Verzekeringen grew from €1.3 billion to €1.4 billion. The 2006 net profit of €170 million was offset by a dividend of €54 million paid to SNS REAAL and a net decline of €2 million in unrealised revaluations of investments for own account and risk, and cash flow hedges. The subordinated loans were down by €7 million.

The double leverage, expressing the ratio between the net asset value of the associated companies and subsidiaries and the SNS REAAL shareholders' equity, increased from 105.3% to 107.8%. While the shareholders' equity was amplified by the proceeds from the listing and the 2006 net profit, the

Shareholders' equity SNS REAAL



€ millions
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2002
2003
2004
2005
2006
Retained earnings
Reserves
Share premium
Issued share capital

Solvency levels SNS Bank



%
13
12
11
10
9
8
7
6
5
2002
2003
2004
2005
2006
BIS ratio
Tier 1 ratio
Core Capital ratio
Financial target BIS ratio (11.0%)
Financial target Tier 1 ratio (8.0%)
Financial target Core Capital ratio (6.0%)

Solvency levels REAAL Verzekeringen



%
500
450
400
350
300
250
200
150
100
50
0
2002
2003
2004
2005
2006
Non-life
Life
Financial target Solvency Non-life (200%)
Financial target Solvency Life (150%)

value of associated companies and subsidiaries increased, mainly because of a share premium of €600 million paid in to SNS Bank by SNS REAAL and the 2006 net profit generated by associated companies and subsidiaries (minus dividends paid out).

Solvency

The solvency of SNS Bank decreased slightly, though it remains strong. The slight fall was due to the increase in the risk-weighted assets of SNS Property Finance. The total risk-weighted assets amounted to €28,454 million (2005: €20,175 million). The Tier 1 ratio was 8.2% (2005: 8.7%), the BIS ratio 11.2% (2005: 11.9%) and the Core Capital ratio was 7.4% (2005: 6.9%).

The solvency of REAAL Verzekeringen was slightly higher in both the Life and the Non-Life business. In Life, solvency increased to 236% and in Non-Life to 279%.

SNS Bank

In € millions	2006	2005	Change	2nd half year 2006	1st half year 2006
Result					
Net interest income banking operations	567	595	(4.7%)	295	272
Net commission and management fees	120	114	5.3%	57	63
Result on investments	67	26	157.7%	33	34
Result on derivatives and other financial instruments	15	33	(54.5%)	(2)	17
Other operating income	(1)	(3)	66.7%	(1)	--
Total income	**768**	**765**	**0.4%**	**382**	**386**
Value adjustments to financial instruments and other assets	36	50	(28.0%)	21	15
Staff costs	283	258	9.7%	146	137
Depreciation and amortisation of tangible and intangible fixed assets	25	27	(7.4%)	12	13
Other operating expenses	173	172	0.6%	92	81
Total expenses	**517**	**507**	**2.0%**	**271**	**246**
Operating profit before taxation	**251**	**258**	**(2.7%)**	**111**	**140**
Taxation	37	54	(31.5%)	9	28
Net profit for the period	**214**	**204**	**4.9%**	**102**	**112**
Ratios					
Return on shareholders' equity	14.1%*	14.9%		13.1%	15.1%
Efficiency ratio	62.6%	59.8%		65.4%	59.8%
BIS ratio	11.2%	11.9%		11.2%	11.8%
Tier 1 ratio	8.2%	8.7%		8.2%	8.6%
Core Capital ratio	7.4%	6.9%		7.4%	6.8%

*) ROE has been calculated with weighting the paid-in share premium of December.

Highlights

- *Net interest income 8.5% higher in the second half year, 4.7% down for 2006 as a whole.*
- *Commission income increases to € 120 million (+ 5.3%).*
- *Share of mortgage market up from 7.6% in the first half year to 8.0% in the second half (2005: 8.3%).*
- *Return on equity of 14.1%, well above the target of 12.5%.*
- *Positive contribution to profits by SNS Property Finance.*

Result

The results of SNS Property Finance have been consolidated in the SNS Bank results from 1 December 2006. The existing property finance portfolio by SNS Bank will be transferred to SNS Property Finance in 2007. In December 2006, the total income of SNS Property Finance came to € 15 million and the total expenses € 6 million. The net profit of SNS Property Finance came to € 7 million in December, and € 6 million after purchase price accounting and more expensive funding. On the basis of the pro-forma figures of SNS Property Finance as shown at the end of this section, the 2006 result came to € 94 million against € 84 million for 2005 (+11.9%).

In the subsequent notes the figures include the consolidation of SNS Property Finance.

In 2006, the net profit of SNS Bank grew from € 204 million to € 214 million (+4.9%), including € 6 million from SNS Property Finance. Total income was up from € 765 million to € 768 million (+0.4%). The contribution from SNS Property Finance, higher net commission income, and the results of investment sales compensated for the fall in interest income and the results on derivatives and other financial instruments. Total expenses increased from € 507 million to € 517 million (+2.0%).

Staff costs were up by €25 million, mainly as a result of projects relating to legislation and compliance, projects to improve efficiency and the consolidation of SNS Property Finance. The higher costs were partly offset by lower value adjustments to financial instruments (–€14 million). The tax item was down as a result of a partial release of past deferred tax liabilities owing to the adjustment of the corporation tax rate in 2007.

Net profit SNS Bank



€ millions
250
200
150
100
50
0
2002
2003
2004
2005
2006
Net profit SNS Bank

The return on equity (ROE) came to 14.1% in 2006 (2005: 14.9%). Excluding SNS Property Finance and the effect of the capital increase of that acquisition, the ROE would have been 14.2%, also well above the long-term target of 12.5%.

Efficiency ratio SNS Bank



%
66
65
64
63
62
61
60
59
58
57
2002
2003
2004
2005
2006
Efficiency ratio SNS Bank

The efficiency ratio increased from 59.8% to 62.6%. The rise was due mainly to lower income as a result of the lower net interest income, and higher staff costs caused by projects relating to legislation and compliance as well as efficiency.

Composition of income at SNS Bank

The share of net interest income in total income was down slightly from 78% to 74%.

Net interest income

In 2006, net interest income declined from €595 million to €567 million (–4.7%). This fall was due mainly to lower income from ALM results due to a rise in the short-term interest rate combined with a further flattening of the yield curve. During 2006, the interest rate position was shortened further, reducing SNS Bank's sensitivity to future increases in the short-term interest rate. The adjustment of the interest rate position brought an improvement in the ALM results in the second half of the year compared to the first half.

Commercial interest income remained stable. Competition on the mortgage market caused a structural decline in the margin on new mortgage business, thus reducing the net interest income. This was offset by expansion of the mortgage volume in the second half year, which boosted our market share from 7.6% in the first half year to 8.0% in the second half, and an improvement in the margins on savings business.

The movement in interest rates caused the mortgage refinancing market to contract during the year. Gross income from penalty interest therefore declined from €90 million to €53 million (–41.1%). In the second half of the year, penalty interest income totalled €17 million, with a downward trend during that period.

In a fiercely competitive mortgage market, SNS Bank aimed to achieve a sound balance between margin and volume, so that its market share dropped slightly from 8.3% to 8.0%. The innovative SNS Budgethypotheek and strengthening of distribution, e.g. by stepping up the links with purchasing consortia, made a contribution here. In the existing mortgage portfolio, retention improved in the second half of the year. Our share of the savings market grew from 6.0% to 6.3%, mainly as a result of the successful products SNS SpaarMix, ASN Optimaalrekening, ASN Ideaalsparen and CVB SpaarPlus.

The SNS Bank mortgage portfolio including SME mortgages grew from €42.6 billion to €44.9 billion (+5.6%). All labels

Composition of income SNS Bank



€ millions
1,000
750
500
250
0
2005
2006
Other income
Net commission and management fees
Net interest income banking operations

(SNS Bank, BLG Hypotheken and CVB Bank) made a positive contribution to growth. The Dutch mortgage market expanded from €500 billion to €540 billion (+7.4%). The savings entrusted to SNS Bank were up from €12.3 billion to €13.7 billion (+10.9%). The Dutch savings market grew from €211 billion to €220 billion (+4.3%).

The SME loan portfolio produced organic growth of €0.4 billion from €2.6 billion to €3.0 billion. Including the SNS Property Finance loan portfolio, which totalled €8.8 billion at the end of 2006, the total SME loan portfolio came to €11.8 billion at the end of 2006. The property finance market requires specialist expertise and has a higher risk profile, hampering market access for new suppliers and permitting better commercial margins than on the mortgage market.

Net commission and management fees

Commission and management fees were up from €114 million to €120 million (+5.3%). Excluding the activities of SNS Asset Management, which were transferred to the group activities from 1 July 2006, growth came to 13%. That transfer caused the commission and management fees to decline by €7 million in the second half of 2006.

Securities commission was boosted by our customers' increased activities on the stock market. The number of active SNS Fundcoach customers was up from 9,700 to 18,200 (+87.6%), resulting in more securities trading and management fees. The market value of the assets invested at SNS Fundcoach grew from €298 million to €589 million (+97.7%). The management fees for the SNS Bank and ASN Bank house funds also increased. SNS Securities made a larger contribution to commission, particularly as a result of the securities consultancy and asset management activities taken over from Van der Hoop in 2006, and the expansion in activities relating to equities. The commission earned by SNS Assurantiën, SNS Bank's independent insurance consultancy, increased sharply, taking into account the modest scale.

Result on investments

The result on investments surged from €26 million to €67 million (+157.7%) owing to the gains realised on bond sales. In view of the size of the revaluation reserve at the end of 2006, the yield curve and the interest rate climate, the results on investments will be substantially lower in the future.

Result on derivatives and other financial instruments

The result on derivatives and other financial instruments dropped from €33 million to €15 million (−54.5%). This item was lower due to lower market value changes under IFRS.

Value adjustments to financial instruments and other assets

The cost of value adjustments to financial instruments and other assets declined from €50 million to €36 million (−28.0%). In particular, the improvement in credit risk management and the more favourable economic climate resulted in a lower allocation to value adjustments for the SME business. The allocations relating to the private mortgage business exceeded last year's figure, mainly because of more stringent procedures for non-performing loans and higher shortfalls on foreclosure and speedier execution.

Staff costs

Staff costs were up from €258 million to €283 million (+9.7%). The number of employees increased by 151 to 3,272 FTEs. Excluding SNS Property Finance, the number of FTEs came to 3,035 at the end of 2006 (2005: 3,121). This led to higher permanent staff costs. In addition, €3 million was added to the reorganisation provision. Temporary staff costs increased sharply as a direct result of more temporary workers being hired in the fourth quarter in carry out projects, particularly in connection with legislation (customer identification, implementation of Basel II) and efficiency. The cost reductions (approx. 200 FTEs) resulting from the STP projects and the reorganisation of the SME business in the second half of 2007 are likely to produce the anticipated savings on expenses.

Depreciation of tangible assets and amortisation of intangible assets

Depreciation decreased from €27 million to €25 million (−7.4%), primarily due to the disposal of some properties.

Other operating expenses

Other operating expenses showed a fractional increase from €172 million to €173 million (+0.6%). Lower IT and accommodation costs were offset by increased marketing costs, required mainly for projects concerning legislation and efficiency.

Pro-forma figures for SNS Property Finance

For comparison, we have included pro-forma figures for SNS Property Finance for the years 2005 and 2006. In 2007, the property finance activities that are recorded at SNS Bank, will be transferred to SNS Property Finance.

These pro-forma figures are based on the accounting policies of ABN AMRO Bouwfonds N.V., the former parent company of SNS Property Finance, and do not take into account the effects of purchase price accounting and more expensive funding. For pensions and associates (including joint ventures), the data available are not yet sufficient to permit calculations on the basis of the SNS REAAL accounting policies.

In € millions	Pro-forma 2006	Pro-forma 2005	Change	Pro-forma December 2006	SNS Property Finance December 2006
Total income	199	185	7.6%	17	15
Total expenses	66	60	10.0%	6	6
Operating profit before taxation	**133**	**125**	**6.4%**	**11**	**9**
Taxation	39	41	(4.9%)	4	3
Net profit for the period	**94**	**84**	**11.9%**	**7**	**6**
Group equity	638	548	16.4%	634	645
Efficiency ratio	27.6%	27.1%		29.4%	33.3%

Before the acquisition, the Bouwfonds organisation used central holding company services for which the costs were not passed on in full to the subsidiaries. However, those costs are attributed in the 2006 figures in the above table. For the purpose of comparison, these costs are attributed in the 2005 figures, using the actual amount allocated for 2006 (€4 million before tax).

The figures for December 2006 included in the SNS REAAL financial statements are shown in the column Property Finance December 2006. The net profit of €6 million is inclusive of the effects of purchase price accounting under IFRS and more expensive funding.

REAAL Verzekeringen

In € millions	2006	2005	Change	2nd halfyear 2006	1st halfyear 2006
Result					
Premium income	2,007	1,789	12.2%	902	1,105
Reinsurance premiums	49	44	11.4%	16	33
Net premium income	1,958	1,745	12.2%	886	1,072
Net commission and management fees	50	43	16.3%	26	24
Result on investments	576	545	5.7%	274	302
Result on investments for insurance contracts on behalf of policyholders	215	394	(45.4%)	225	(10)
Result on derivatives and other financial instruments	(9)	(2)	(350.0%)	(6)	(3)
Other operating income	5	7	(28.6%)	3	2
Total income	**2,795**	**2,732**	**2.3%**	**1,408**	**1,387**
Technical expenses on insurance contracts	1,391	1,313	5.9%	621	770
Technical expenses on insurance contracts on behalf of policyholders	663	782	(15.2%)	427	236
Technical expenses on insurance contracts	**2,054**	**2,095**	**(2.0%)**	**1,048**	**1,006**
Acquisition costs for insurance operations	240	188	27.7%	112	128
Value adjustments to financial instruments and other assets	(2)	7	(128.6%)	(2)	--
Staff costs	146	127	15.0%	71	75
Depreciation and amortisation of tangible and intangible fixed assets	16	11	45.5%	9	7
Other operating expenses	74	69	7.2%	38	36
Other interest expenses	34	41	(17.1%)	12	22
Total expenses	**2,562**	**2,538**	**0.9%**	**1,288**	**1,274**
Operating profit before taxation	233	194	20.1%	120	113
Taxation	63	54	16.7%	28	35
Net profit for the period	**170**	**140**	**21.4%**	**92**	**78**
Ratios					
Return on shareholders' equity	13.6%	12.9%		15.4%	13.3%
Operating cost/premium ratio	13.8%	13.5%		14.6%	13.1%
Solvency Life operations	236%	233%		236%	215%
Solvency Non-Life operations	279%	275%		279%	261%
New annual premium equivalent *(in € millions)*	196	176[1]	11.4%	93	103
Value New Business *(in € millions)*	20	15	33.3%		
Combined ratio Non-Life operations	98.9%	98.1%		97.9%	99.9%
Claims ratio	56.5%	51.7%		58.4%	55.3%

[1]) New annual premium equivalent 2005 adjusted for EEV standards.

Highlights

- *Net premium income increases to € 1,958 million (+12.2%).*
- *Net profit on Life business up to € 149 million (+31.9%).*
- *Pressure on net profit from Non-Life operations due to higher combined ratio.*
- *Value of New Life Business increases to € 20 million (+33.3%).*
- *Return on equity up to 13.6% (2005: 12.9%).*

Result

The net profit of REAAL Verzekeringen rose from € 140 million to € 170 million (+21.4%). In Life operations, the profit increased from € 113 million to € 149 million (+31.9%). Profits growth was achieved by higher premium income and income from investments for own account, and a slight fall in expenses. In the Non-Life operation, profits were down from € 27 million to € 21 million (−22.2%), mainly because of a higher claims ratio, driven up by incidental claims and the consolidation of NHL, which comprises a number of activities with an inherently higher claims ratio. The combined ratio edged upwards, but improved in the second half of the year.

Net profit REAAL Verzekeringen


€ millions
200
150
100
50
0
-50
2002
2003
2004
2005
2006
Net profit REAAL Verzekeringen

The return on equity increased from 12.9% in 2005 to 13.6% in 2006. The improvement in the return was due to the increase in the net profit, and was reinforced by a reduction in the revaluation reserve for bonds and derivatives.

Income

The increase in the total income of REAAL Verzekeringen from €2,732 million to €2,795 million (+2.3%) was generated mainly by the €213 million growth of net premium income. In Life, there was a rise in both regular premium income (+7.6%) and single premium income (+10.4%). In Non-Life, net premium income was boosted by the acquisition of Nieuwe Hollandsche Lloyd (NHL) in September 2005. REAAL Verzekeringen thereby increased its share of the SME non-life market significantly.

The result on investments for own account was up by €31 million. Owing to the persistently low long-term interest rate, funds becoming available from the fixed-income portfolio were reinvested at lower rates. This depressed the investment result. The increased stake in equities and property, which generated more income, had a positive impact on the investment results. The proceeds from disposals,

Composition of income for own account REAAL Verzekeringen


€ millions
3,000
2,500
2,000
1,500
1,000
500
0
2005
2006
Other income
Result on investments
Net premium income

Composition of net premium income REAAL Verzekeringen


5%
6%
1%
9%
6%
73%
Life individual
Life collective
Non-life motor vehicles
Non-life accident and health
Non-life fire
Non-life other

included in the result on investments for own account, increased by 18.6% to €80 million in 2006.

Expenses

The total expenses of REAAL Verzekeringen increased from €2,538 million to €2,562 million (+0.9%). The lower result on investments for insurance contracts on behalf of policyholders, which caused the technical expenses on insurance contracts on behalf of policyholders to decline, had a positive influence on the level of expenses. The increase in technical expenses, caused by the expansion of the Life portfolio, a higher volume of new single premium business and higher non-life premiums had a limited impact. The change in the method of amortising the interest rate rebate had a positive influence of €11 million on the technical expenses in the second half year.

Operating cost/premium ratio

The operating cost/premium ratio increased from 13.5% to 13.8%, mainly as a result of the higher amortisation in respect of capitalised internal acquisition costs. Additional expenses were also incurred because of the need to hire in staff for various projects. Operating expenses were also higher due to the fact that the activities originating from NHL were consolidated for the first time for a full year as well as the acquisition of Route Mobiel. In mid 2006, the stake of Route Mobiel was increased to 100% so that expenses were included for the first time in the consolidated figures of REAAL Verzekeringen. In 2006 a survey was conducted on cost allocation at REAAL Verzekeringen. The revised parameters for the allocation of indirect costs are being implemented from 1 January 2007.

Results REAAL Verzekeringen Life

Net profit

The net profit of the Life operation was up from € 113 million to € 149 million (+31.9%).

Income

Net income from regular life premiums grew by € 64 million to € 902 million (+7.6%). This growth was produced by organic expansion of the portfolio (€ 42 million) and the full-year consolidation of the former NHL portfolio (€ 14 million). Single life premiums increased by € 61 million to € 645 million (+10.4%). Immediate Annuities was the main product group to see an expansion in new business.

The result on investments for own account was up by € 33 million to € 549 million (+6.4%). The effect of the persistently low capital market interest rate was more than offset by the increased stake in equities and property, which generated more income. Results on derivatives and other financial instruments were down, mainly because of the movement in the US dollar in 2006. That fall was offset by higher values for dollar-denominated equities.

New annual premium equivalent and market shares

The new annual premium equivalent rose by € 20 million to € 196 million (+11.4%). The value of new business margin improved to 10.2% (2005: 8.5%)

In regular Life operations, the market share was down from 15.2% to 14.7%, owing to strong growth of the life-course savings market which expanded the life market as a whole. The life-course savings market offers limited scope for insurers and is dominated by a number of large insurers and suppliers linked to large pension funds.

In life insurance, the value of new business (VNB) increased to approximately € 20 million, a rise of € 5 million against 2005. The value in force was up from € 508 million to approximately € 818 million. These increases were due mainly to a higher expected long-term interest rate, better returns on equities, improved mortality results and more efficient, appropriate cost levels for the various product groups.

Expenses

In the Life operation, total expenses were down from € 2,216 million to € 2,140 million (−3.4%). The acquisition costs for insurance operations increased to € 135 million (+31.1%). In the case of sales of new products based on regular pre-

Results REAAL Verzekeringen Life

In € millions	2006	2005	Change	2nd half year 2006	1st half year 2006
Result					
Regular life premiums	902	838	7.6%	426	476
Single life premiums	645	584	10.4%	281	364
Net premium income	**1,547**	**1,422**	**8.8%**	**707**	**840**
Result on investments	549	516	6.4%	260	289
Result on investments for insurance contracts on behalf of policyholders	215	394	(45.4%)	225	(10)
Result on derivatives and other financial instruments	(9)	(2)	(350.0%)	(6)	(3)
Other income	41	39	5.1%	22	19
Total income	**2,343**	**2,369**	**(1.1%)**	**1,208**	**1,135**
Technical expenses on insurance contracts	1,821	1,930	(5.6%)	952	869
Acquisition costs for insurance operations	135	103	31.1%	66	69
Staff costs	100	95	5.3%	46	54
Other expenses	84	88	(4.5%)	41	43
Total expenses	**2,140**	**2,216**	**(3.4%)**	**1,105**	**1,035**
Operating profit before taxation	203	153	32.7%	103	100
Taxation	54	40	35.0%	23	31
Net profit for the period	**149**	**113**	**31.9%**	**80**	**69**

miums, the non-recurring acquisition costs are capitalised and amortised. This amortisation period is fully matched with the rate structure. Owing to the strong growth of new business in recent years, initial costs have therefore increased while at the same time the premium loadings have been reversed.

Since the fourth quarter of 2006, the life insurance sector has become embroiled in controversy concerning unit-linked insurance. REAAL Verzekeringen has not made any provisions in that connection.

Results REAAL Verzekeringen Non-Life

Net profit

The net profit of the Non-Life operation was down from €27 million to €21 million (−22.2%). The NHL figures were consolidated for the whole year, whereas in 2005 that was the case from the fourth quarter only. The main reason for the decline in net profit was an increase in the amount of claims, which was reflected in a higher claims ratio and a higher combined ratio. The fall in the combined ratio in the second half of the year was due to a decline in the technical expenses.

Income

Net premium income grew to €411 million (+27.2%). This increase, and hence the rise in total income, is attributable almost entirely to the acquisition of NHL as of the end of September 2005. The bulk of this portfolio comprises the Fire, Motor and Transport product groups. The reinsurer's share in total premium income increased, also as a result of the NHL take-over. The organic growth of premium income was virtually zero, owing to the severe pressure on non-life rates.

Investment income was 6.9% down at €27 million, owing to the lower long-term interest rate. Funds becoming available in 2005 and 2006 were reinvested at considerably less favourable interest rates. In spite of this, the result on investments improved in the second half year.

Expenses

In the Non-Life operation, total expenses were up from €322 million to €422 million (+31.1%). The increase in the technical expenses was almost entirely due to the acquisition of NHL. Those expenses also include an earn-out expense of €13 million (2005: €3 million). That cost was offset by positive run-off results in previous years. When acquiring NHL it was decided to structure an earn-out arrangement whereby the run-off results are shared with the seller.

The former NHL portfolio comprises a significant proportion of product/market combinations with an inherently higher claims ratio than the original REAAL portfolio. Amalgamation of the two portfolios was one factor which pushed up the combined ratio from 98.1% to 98.9%.

Acquisition costs increased by €20 million to €105 million (+23.5%). The increase was due to higher premium income (+27.2%). The relative decline is attributable to a lower average cost of commission on the integrated NHL portfolio.

Results REAAL Verzekeringen Non-Life

In € millions	2006	2005	Change	2nd half year 2006	1st half year 2006
Result					
Non-Life premiums	411	323	27.2%	179	232
Net premium income	**411**	**323**	**27.2%**	**179**	**232**
Result on investments	27	29	(6.9%)	14	13
Other income	14	11	27.3%	7	7
Total income	**452**	**363**	**24.5%**	**200**	**252**
Technical expenses on insurance contracts	233	165	41.2%	96	137
Acquisition costs for insurance operations	105	85	23.5%	46	59
Staff costs	46	32	43.8%	25	21
Other expenses	38	40	(5.0%)	16	22
Total expenses	**422**	**322**	**31.1%**	**183**	**239**
Operating profit before taxation	30	41	(26.8%)	17	13
Taxation	9	14	(35.7%)	5	4
Net profit for the period	**21**	**27**	**(22.2%)**	**12**	**9**

The increase in staff costs and other operating expenses is due largely to the transfer of NHL employees. The increase was moderated by the achievement of cost synergies. The synergy gains are reflected in a lower operating cost/premium ratio, down from 21.0% in 2005 to 19.4% in 2006. The cost increase is also due to investment in the disability insurance product group.

Sound balance between return and risk

SNS REAAL operates on the basis of a sound balance between risk and return, while aiming at a moderate risk profile. Our risk profile is determined by our focus on retail and SME customers, the Dutch market and the three core product groups: mortgages and property finance, savings and investments and insurance. Following the acquisition of SNS Property Finance, SNS REAAL still retains a sound balance between return and risk.

Developments concerning our risk profile

The following had a beneficial effect on the ratio between risk and return in 2006:

- Listing in May 2006: this gave us better access to the capital market and more flexibility in raising capital.
- Greater diversity in income: acquisition of Bouwfonds Property Finance and the link-up with the Goudse (illness-related absenteeism policies) increased the diversity of the product portfolio and the composition of the income.
- Rising interest rate: like most other insurers, REAAL Verzekeringen benefits from a high and rising interest rate. In view of the rising interest rate, REAAL Verzekeringen aimed at a relatively large interest rate position, which increased the embedded value (EEV) of REAAL Verzekeringen.
- Growth of the REAAL Verzekeringen equity portfolio: the weight of equities in the investment portfolio was increased in 2006, giving a higher equity exposure. The expansion after the end of 2005 forms a position in which the downside risk is hedged.
- Flatter yield curve: since the yield curve has become almost flat, SNS Bank has reduced its interest rate position.

The following had an adverse effect on the ratio between risk and return in 2006:

- Price competition on mortgages: Owing to the keen competition on mortgages, a number of important product lines offered promotional rates geared to volume rather than price.
- New legislation: this entailed high implementation costs for financial institutions once again in 2006. In many cases, the (final) text of this legislation is not available until a very short time before entry into force. In addition, there is a risk that new legislation may be interpreted differently by customers, the various supervisory authorities and SNS REAAL, with possible damage to our reputation.

Economic capital

The developments concerning the risk profile were reflected in the required economic capital:

- Increase in the required economic capital of SNS Bank owing to acquisition of Bouwfonds Property Finance (particularly credit risk).
- The ALM position of SNS Bank has declined in relative terms, in line with the reduction in the interest rate position.
- Decline in the required economic capital at REAAL Verzekeringen, due to the increase in the interest rate at the end of 2006. This reduced the value of the guarantees in the insurance liabilities.

The chart below compares the required economic capital with the required and actual regulatory capital. SNS REAAL is constantly endeavouring to improve its internal economic capital models. The graph below gives only an indication of SNS REAAL's risk profile.

Necessary versus required capital 2006


€ millions
5,000
4,000
3,000
2,000
1,000
0
SNS Bank
REAAL Verzekeringen
SNS REAAL
Available regulatory capital (non core)
Available regulatory capital (core)
Required regulatory capital (internal)
Required regulatory capital (minimum)
Required economic capital

The conclusion is that SNS REAAL is properly capitalised, in terms of both regulatory capital and required economic capital. Since SNS REAAL has an open capital structure following its listing, its subsidiaries can be more modestly capitalised. Internal and external constraints are always taken into account. Surplus capital can thus be released and used for other purposes, such as acquisitions.

Market risk

The duration of the equity of SNS Bank is the main interest rate risk indicator for the bank. This indicator ranges between 3 and 8. The duration declined from 5.8 at year-end 2005 to 3.9 at year-end 2006. The position at the end of 2006 includes the interest rate position of SNS Property Finance, which was fully integrated into the ALM position of SNS Bank as at 1 December 2006. During 2006, the value-at-risk (99% on an annual basis) averaged 11% of the market value of the equity. At the end of 2006, the value-at-risk stood at 12%. The earnings-at-risk (99% on an annual basis) averaged €40 million during 2006.

The SNS Bank system of trading book limits worked well. The overall limit in terms of value-at-risk (99% on a daily basis) for the trading book was only €3 million, reflecting the low risk profile of this activity.

The REAAL Verzekeringen investment mix for own account changed slightly. The equity allocation was increased to 14% as planned. The 5% expansion of the equity exposure was constructed by means of an option strategy which limits the downside risk of that expansion. The chart below shows the composition of the investment mix at year-end 2006.

In 2006 the duration of the equity of REAAL Verzekeringen changed slightly, from −16.0 at year-end 2005 to −17.5 at year-end 2006.

Investment mix REAAL Verzekeringen for own account 2006



2%
14%
84%
Fixed-income securities
Equities and options
Investment property

Credit risk

Over 2006 as a whole, the credit risk quality of the SNS Bank mortgage portfolio presented a stable picture. The loan portfolio is managed on the basis of the instruments specified by Basel II. Credit score models are used that were specifically developed for SNS Bank. Probability of Default (PD) and Loss Given Default (LGD) are calculated. These factors are used to measure the quality and the expected return.

The Loan to Foreclosure Value (LtFV) is an important risk indicator for managing the portfolio. The LtFV indicates the amount advanced by stating the outstanding loan as a percentage of the foreclosure value of the property. The Loan to Market Value (LtMV) concerns the market value of the property.

In the case of the SNS Bank mortgage portfolio, the weighted average LtFV at the end of 2006 was 91% (year-end 2005: 92%). On the basis of the indexed LtFV it was 79% (year-end 2005: 81%). The weighted average LtMV remained stable at 80%. The indexed figures were 69% and 71% respectively.

The default rate remained steady in 2006 at 0.60%. In 2005 this percentage was higher, on average, and it also fluctuated more. The main reason is the further decline in the number of customers in arrears.

Provisions for the loan portfolio as a whole increased, mainly because of the acquisition of Bouwfonds Property Finance. The provision for bad debts as a ratio of the risk-weighted assets of SNS Bank has fallen from 0.80% in 2005 to 0.74%.

Provision for bad debt to risk weighted assets SNS Bank



%
1.00
0.90
0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
2002
2003
2004
2005
2006
Provision for bad debt to risk weighted assets SNS Bank

Gross insurance technical risks – REAAL Verzekeringen

The breakdown of the gross provision for insurance commitments excluding interest rate rebates has hardly changed, owing to the predominantly long-term character of the life insurer's provisions.

There was also little change in the breakdown of the gross provision for claims, owing to the character of the claims provision. REAAL Verzekeringen included an extra IBNR provision for the storm on the last weekend of December 2006. Apart from that storm, there were no claim events in 2006 entailing potentially large insurance liabilities.

Gross provision Life 2006


5%
9%
26%
60%
Individual life insurance in money
Individual life insurance in investment units
Group insurance in money
Group insurance in investment units

Adequacy of the technical provisions

The adequacy of the Technical Provisions is tested periodically. At the end of 2006, as at the end of 2005, the adequacy was well above the minimum provision calculated by the Liability Adequacy Test (LAT).

The Provision for Regular Benefits, the provision for current disability benefit claims, was well above the minimum provision calculated by the LAT at the end of 2006.

Gross provision Non-Life 2006


25%
16%
12%
8%
39%
Accident and health
Fire
Marine
Motor vehicles
Other

A quantitative test is conducted periodically to check the adequacy of the other claims provisions formed. At the end of 2006, part of the REAAL Verzekeringen portfolio and the Proteq Non-Life portfolio were tested in this way. The test results show that the claims provision is adequate.

Developments in the regulatory framework

Basel II and Solvency II are the new regulatory regimes being developed for the banking and insurance sectors. These rules are based on risk-oriented supervision of capital adequacy, and are directly linked to the economic capital concept which is coming into increasingly widespread use in the financial world. SNS REAAL is actively preparing for these developments.

The new Basel II Capital Accord for banks took effect on 1 January 2007. Banks are required to report in accordance with the new Basel II guidelines by 1 January 2008. In the first half of 2006, SNS Bank implemented a credit risk model for mortgages, and recently finished developing a model for the small business portfolio. SNS Bank has opted for phased introduction of the Internal Ratings Based Approach and will start applying it to its mortgage portfolio during 2007. In the first six months of 2006, SNS Bank made progress in the fields of operational risk, other risks and internal governance, to ensure that it can satisfy the Basel II requirements on time.

Insurance companies in the European Union will apply uniform methods of calculating capital and risk under the new regulatory framework, Solvency II. This new framework – comparable to Basel II for banks – will be introduced in about 2010. By taking part in the impact studies conducted by the supervisory authorities, REAAL Verzekeringen is in touch with developments and is helping to shape the new risk-based supervision. REAAL Verzekeringen has embedded Solvency II in its Economic Capital programme.

Profile of SNS REAAL

SNS REAAL is an innovative service provider in the banking and insurance sector, focusing mainly on the Dutch retail market and SMEs. Its product range covers three core product groups: mortgages and property finance, asset building (savings and investment), and insurance.

SNS REAAL is one of the larger bancassurance groups in the Netherlands with total assets of almost €80 billion. SNS REAAL has a long tradition of close links with Dutch society. Social commitment and close attention to new developments are the hallmarks of the organisation, and of the conduct of its 5,776 employees (FTEs).

As a bank and insurer, SNS REAAL has made a name for itself in its market by quickly and effectively translating customers' requirements into accessible and transparent products. In-depth knowledge of products and efficient processes lead to effective standardisation and combination options within product and customer groups. SNS REAAL is a dynamic and flexible organisation with a strong position on the Dutch market through its core brands SNS Bank and REAAL Verzekeringen, and specialist labels.

Activities

SNS Bank sells its residential mortgages and commercial mortgages, savings, investment and insurance products through its own branches and independent intermediaries, over the internet and by telephone. The investment products range from do-it-yourself advisory products and asset management. With SNS Property Finance, SNS REAAL is one of the largest financiers of property investments and projects in the Netherlands. SNS Property Finance is also active internationally.

REAAL Verzekeringen operates mainly via independent intermediaries in selling life insurance, including unit-linked policies and pensions, and non-life insurance, for example for home cover, mobility and disability insurance. Only its subsidiary Proteq sells non-life insurance to the consumer directly via the internet.

SNS Asset Management manages the investment funds of SNS Bank and ASN Bank, the investments of REAAL Verzekeringen and SNS REAAL Pension Fund, as well as assets for institutional investors. SNS Asset Management also conducts specialised investment research on corporate social responsibility.

Listing

The SNS REAAL share was launched on Euronext Amsterdam on 18 May 2006. Since 2 March 2007, the share has been included in the Amsterdam Mid Cap Index. At year-end 2006, the market capitalisation totalled €3.9 billion.

Appendices: financial statements

Balance sheet by segment

In € millions	SNS Bank		REAAL Verzekeringen		Group activities		Eliminations		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Assets										
Goodwill and other intangible fixed assets	214	12	669	547	--	--	--	--	883	559
Tangible fixed assets	163	153	81	76	--	--	76	73	320	302
Investment in associates	34	2	69	77	39	50	(3)	(3)	139	126
Subsidiairies	--	--	--	--	3,401	2,630	(3,401)	(2,630)	--	--
Investment property	6	1	205	201	--	--	(76)	(73)	135	129
Investments	2,038	1,641	9,064	8,762	198	117	(674)	(567)	10,626	9,953
Investments for insurance contracts on behalf of policyholders	--	--	3,955	3,426	--	--	--	--	3,955	3,426
Derivatives	804	915	137	237	2	22	--	--	943	1,174
Deferred tax assets	39	85	20	30	7	17	--	--	66	132
Reinsurance contracts	--	--	338	365	--	--	--	--	338	365
Loans and advances to customers	56,248	45,225	757	986	561	628	(866)	(696)	56,700	46,143
Loans and advances to credit insitutions	3,607	4,118	162	89	100	--	(100)	--	3,769	4,207
Corporate tax	106	50	36	39	108	100	--	--	250	189
Other assets	436	299	400	37	39	14	(217)	(43)	658	307
Cash and cash equivalents	687	597	698	584	415	301	(840)	(406)	960	1,076
Total assets	**64,382**	**53,098**	**16,591**	**15,456**	**4,870**	**3,879**	**(6,101)**	**(4,345)**	**79,742**	**68,088**
Equity and liability										
Equity attributable to shareholders	2,097	1,440	1,304	1,190	3,200	2,528	(3,401)	(2,630)	3,200	2,528
Third-party interests	--	--	3	3	--	--	(3)	(3)	--	--
Group equity	**2,097**	**1,440**	**1,307**	**1,193**	**3,200**	**2,528**	**(3,404)**	**(2,633)**	**3,200**	**2,528**
Participation certificates and subordinated debts	1,448	1,150	120	127	299	419	(203)	(80)	1,664	1,616
Debt certificates provisions	30,841	25,465	--	--	418	189	--	--	31,259	25,654
Technical insurance operations	--	--	13,313	12,694	--	--	(30)	(36)	13,283	12,658
Provision for employee benefits	--	--	18	12	20	28	30	36	68	76
Other provisions	24	23	4	6	1	15	--	--	29	44
Derivatives	682	939	4	33	6	4	--	--	692	976
Deferred tax liabilities	97	119	146	199	--	6	--	--	243	324
Savings	13,678	12,333	--	--	--	--	--	--	13,678	12,333
Other amounts due to customers	7,019	7,494	402	369	611	527	(1,553)	(1,312)	6,479	7,078
Amounts due to credit institutions	7,299	3,103	663	425	246	108	(674)	(217)	7,534	3,419
Corporate tax	7	--	6	4	--	--	--	--	13	4
Other liabilities	1,190	1,032	608	394	69	55	(267)	(103)	1,600	1,378
Total equity and liabilities	**64,382**	**53,098**	**16,591**	**15,456**	**4,870**	**3,879**	**(6,101)**	**(4,345)**	**79,742**	**68,088**

The comparative figures have been adjusted for ease of comparison.

Income statement by segment

In € millions	SNS Bank		REAAL Verzekeringen		Group activities		Eliminations		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Income										
Interest income banking operations third parties	2,314	1,996	--	--	--	--	--	--	2,314	1,996
Interest income banking operations group companies	--	--	--	--	--	--	--	--	--	--
Interest charges banking operations third parties	1,715	1,374	--	--	--	--	--	--	1,715	1,374
Interest charges banking operations group companies	32	27	--	--	--	--	(32)	(27)	--	--
Net interest income banking	**567**	**595**	--	--	--	--	**32**	**27**	**599**	**622**
Premium income		--	2,007	1,789	--	--	--	--	2,007	1,789
Reinsurance premium	--	--	49	44	--	--	--	--	49	44
Net premium income	--	--	1,958	1,745	--	--	--	--	1,958	1,745
Commission and management fees receivable from third parties	122	110	48	43	1	--	--		171	153
Commission and management fees receivables from group companies	31	28	2	--	12	--	(45)	(28)	--	--
Commission and management fees due to third parties	23	24	--	--	1	--	--	--	24	24
Commission and management fees due to group companies	10	--	--	--	--	--	(10)	--	--	--
Net commission and management fees	120	114	50	43	12	--	(35)	(28)	147	129
Share in the result of associates	(1)	1	3	2	410	346	(399)	(340)	13	9
Result on investments	67	26	576	545	41	34	(57)	(56)	627	549
Result on investments for insurance contracts on behalf of policyholders	--	--	215	394	--	--	--	--	215	394
Result on derivatives and other financial instruments	15	33	(9)	(2)	--	--	--	--	6	31
Other operating income	--	(4)	2	5	--	--	--	--	2	1
Total income	**768**	**765**	**2,795**	**2,732**	**463**	**380**	**(459)**	**(397)**	**3,567**	**3,480**
Expenses										
Technical expenses on insurance contracts	--	--	1,391	1,313	--	--	--	--	1,391	1,313
Technical expenses on insurance contracts on behalf of policyholders	--	--	663	782	--	--	--	--	663	782
Acquisition costs for insurance operations	--	--	240	188	--	--	(22)	(21)	218	167
Value adjustments to financial instruments and other assets	36	50	(2)	7	1	3	--	--	35	60
Staff costs	283	258	146	127	74	58	--	--	503	443
Depreciation and amortisation of tangible and intangible fixed assets	25	27	16	11	--	--	--	--	41	38
Other operating expenses	173	172	74	69	(38)	(40)	--	--	209	201
Other interest expenses	--	--	34	41	43	49	(29)	(30)	48	60
Total expenses	**517**	**507**	**2,562**	**2,538**	**80**	**70**	**(51)**	**(51)**	**3,108**	**3,064**
Operating profit before taxation	251	258	233	194	383	310	(408)	(346)	459	416
Taxation	37	54	63	54	(11)	(13)	(1)	(2)	88	93
Third party interests	--	--	--	--	--	--	--	--	--	--
Net profit attributable to shareholders	**214**	**204**	**170**	**140**	**394**	**323**	**(407)**	**(344)**	**371**	**323**

The comparative figures have been adjusted for ease of comparison.

Income statement SNS Bank by segment

In € millions	Retail Banking		Property Finance		Eliminations		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
Income								
Interest income, banking operations	2,300	1,996	39	--	(25)	--	2,314	1,996
Interest expense, banking operations	1,749	1,401	23	--	(25)	--	1,747	1,401
Net interest income, banking operations	551	595	16	--	--	--	567	595
Commission and management fees receivable	153	138	--	--	--	--	153	138
Commission and management fees due	33	24	--	--	--	--	33	24
Net commission and management fees	120	114	--	--	--	--	120	114
Share in the result of associates	6	1	(1)	--	(6)	--	(1)	1
Result on investments	67	26	--	--	--	--	67	26
Result on derivatives and other financial instruments	15	33	--	--	--	--	15	33
Other operating income	--	(4)	--	--	--	--	--	(4)
Total income	**759**	**765**	**15**	**--**	**(6)**	**--**	**768**	**765**
Expenses								
Value adjustments to financial instruments and other assets	35	50	1	--	--	--	36	50
Staff costs	280	258	3	--	--	--	283	258
Depreciation and amortisation of tangible and intangible fixed assets	25	27	--	--	--	--	25	27
Other operating expenses	171	172	2	--	--	--	173	172
Total expenses	**511**	**507**	**6**	**--**	**--**	**--**	**517**	**507**
Operating profit before taxation	248	258	9	--	(5)	--	251	258
Taxation	34	54	3	--	--	--	37	54
Third party interests	--	--	--	--	--	--	--	--
Net profit attributable to shareholders	**214**	**204**	**6**	**--**	**(6)**	**--**	**214**	**204**

The comparative figures have been adjusted for ease of comparison.

Income statement REAAL Verzekeringen by segment

In € millions	Life		Non-Life		Total	
	2006	2005	2006	2005	2006	2005
Income						
Premium income	1,561	1,443	446	346	2,007	1,789
Reinsurance premium	14	21	35	23	49	44
Net premium income	1,547	1,422	411	323	1,958	1,745
Commission and management fees receivable	37	35	13	8	50	43
Commission and management fees due	--	--	--	--	--	--
Net commission and management fees	37	35	13	8	50	43
Share in the result of associates	3	2	--	--	3	2
Result on investments	549	516	27	29	576	545
Result on investments for insurance contracts on behalf of policyholders	215	394	--	--	215	394
Result on derivatives and other financial instruments	(9)	(2)	--	--	(9)	(2)
Other operating income	1	2	1	3	2	5
Total income	**2,343**	**2,369**	**452**	**363**	**2,795**	**2,732**
Expenses						
Technical expenses on insurance contracts	1,158	1,148	233	165	1,391	1,313
Technical expenses on insurance contracts on behalf of policyholders	663	782	--	--	663	782
Acquisition costs for insurance operations	135	103	105	85	240	188
Value adjustments to financial instruments and other assets	(2)	7	--	--	(2)	7
Staff costs	100	95	46	32	146	127
Depreciation and amortisation of tangible and intangible fixed assets	16	11	--	--	16	11
Other operating expenses	38	30	36	39	74	69
Other interest expenses	32	40	2	1	34	41
Total expenses	**2,140**	**2,216**	**422**	**322**	**2,562**	**2,538**
Operating profit before taxation	203	153	30	41	233	194
Taxation	54	40	9	14	63	54
Third party interests	--	--	--	--	--	--
Net profit attributable to shareholders	**149**	**113**	**21**	**27**	**170**	**140**

The comparative figures have been adjusted for ease of comparison.

Statement of changes in equity

In € millions	Issued share capital	Share premium reserve	Revaluation reserve	Cash flow hedge reserve	Fair value reserve	Profit sharing reserve	Other reserves	Retained earnings	Total equity
Balance as at 1 January 2005	340	15	39	--	--	--	1,198	288	1,880
Implementation of IAS 32 / 39 and IFRS 4	--	--	--	52	113	49	(55)	--	159
Transfer of 2004 net profit	--	--	--	--	--	--	288	(288)	--
Unrealised revaluations from cash flow hedges	--	--	--	71	--	--	--	--	71
Deferred interest income from cash flow hedges	--	--	--	12	--	--	--	--	12
Unrealised revaluations	--	--	3	--	123	--	--	--	126
Realised revaluations through equity	--	--	(1)	--	--	--	1	--	--
Realised revaluations through income statement	--	--	--	--	(43)	--	--	--	(43)
Change in profit-sharing reserve	--	--	--	--	9	(11)	2	--	--
Other changes	--	--	(3)	--	1	--	2	--	--
Amounts charged directly to in equity	--	--	(1)	135	203	38	238	(288)	325
Net profit 2005	--	--	--	--	--	--	--	323	323
Net profit	--	--	--	--	--	--	--	323	
Total changes in equity 2005	--	--	(1)	135	203	38	238	35	648
Balance as at 31 December 2005	**340**	**15**	**38**	**135**	**203**	**38**	**1,436**	**323**	**2,528**
Transfer of 2005 net profit	--	--	--	--	--	--	323	(323)	--
Unrealised revaluations from cash flow hedges	--	--	--	(61)	--	--	--	--	(61)
Deferred interest income from cash flow hedges	--	--	--	11	--	--	--	--	11
Unrealised revaluations	--	--	9	--	68	--	--	--	77
Realised revaluations through equity	--	--	1	--	--	--	(1)	--	--
Realised revaluations through income statement	--	--	--	(1)	(90)	--	--	--	(91)
Change in profit-sharing reserve	--	--	--	--	14	(13)	(1)	--	--
Revaluations deferred taxation due to change in the statutory tax rate	--	--	1	5	7	--	--	--	13
Amounts charged directly to equity	--	--	11	(46)	(1)	(13)	321	(323)	(51)
Net profit 2006	--	--	--	--	--	--	--	371	371
Net profit	--	--	--	--	--	--	--	371	371
Share issue	40	376	--	--	--	--	--	--	416
Costs related to share issue	--	(12)	--	--	--	--	--	--	(12)
Interim dividend paid	3	(3)	--	--	--	--	--	(52)	(52)
Transactions with shareholders	43	361	--	--	--	--	--	(52)	352
Total changes to equity 2006	43	361	11	(46)	(1)	(13)	321	(4)	672
Balance as at 31 December 2006	**383**	**376**	**49**	**89**	**202**	**25**	**1,757**	**319**	**3,200**

Consolidated cash flow statement

In € millions	2006	2005
Cash flow from operating activities		
Profit for the financial year	371	323
Adjustments for:		
Depreciation and amortisation of tangible and intangible fixed assets	45	38
Amortisation Value of Business Acquired	6	3
Amortisation of acquisition costs	83	48
Changes in provisions and deferred taxes	(33)	259
Value adjustments to financial instruments and other assets	35	60
Revaluation of investment property	(4)	--
Retained profit share in associates	(5)	(9)
Operating cash flow	**498**	**722**
Change in loans and advances to customers	(2,702)	(2,810)
Change in loans and advances to credit institutions	(3,252)	(823)
Change in savings	1,345	1,360
Change in technical provisions and provisions for employee benefits	644	544
Change in investments and derivatives (other than from purchases and sales)	(367)	(1,140)
Change in debt certificates	(323)	333
Change in other operating activities	(377)	268
Net cash flow from operating activities	**(4,534)**	**(1,546)**
Cash flow from investing activities		
Receipts from the sale of intangible fixed assets	2	--
Receipts from the sale of tangible fixed assets	10	23
Receipts from the sale subsidiaries	7	8
Receipts from the sale of investment property	3	2
Income from the sale and redemption of investments and derivatives	5,180	5,611
Purchase of intangible fixed assets	(214)	(202)
Purchase of tangible fixed assets	(54)	(40)
Purchase of subsidiaries	(839)	(71)
Purchase of investment property	--	--
Purchase of investments and derivatives	(6,074)	(5,753)
Net cash flow from investing activities	**(1,979)**	**(422)**
Cash flow from financing activities		
Receipts from issue of shares	405	--
Receipts from subordinated loans	267	297
Receipts from debt certificates	14,665	9,614
Redemption of subordinated loans	(210)	(121)
Redemption of debt certificates	(8,678)	(7,820)
Dividends paid	(52)	--
Net cash flow from financing activities	**6,397**	**1,970**
Cash and cash equivalents as at 1 January	1,076	1,074
Net increase in cash and cash equivalents	(116)	2
Cash and cash equivalents as at 31 December	**960**	**1,076**

The comparative figures have been adjusted for ease of comparison.

European embedded value / Value of new business

Value of New Business

In € millions	2006	2005
Annualised Premium Equivalent	196	176
Value Added by New Business	20	15
New Business APE Margin (%)	10.2%	8.5%
PVNBP[1]	1,396	1,213
New Business PVNBP Margin (%)	1.4%	1.2%

Total Embedded Value

In € millions	2006	2005
Total Adjusted Net Asset Value (a)	**1,099**	**973**
PVFP[2]	1,050	749
Cost of Options and Guarantees	(37)	(46)
Cost of Capital	(195)	(195)
Value of In-Force Business (b)	**818**	**508**
Life and Holding Embedded Value (a + b)	**1,917**	**1,481**
Non Life Insurance NAV and other activities (c)	175	180
Total Embedded Value (a + b + c)	**2,092**	**1,661**

Derivation of Risk Discount Rate

In percentages	2006	2005
Risk free rate	4.05%	3.74%
Equity risk premium	3.00%	2.50%
Risk factor (ß)	1.18	1.24
Weighting debt financing	15.00%	9.00%
After-tax cost of debt financing	4.02%	5.43%
Risk discount rate	7.00%	6.70%

Long Term Economic Assumptions

In percentages	2006	2005
Discount Rate	7.00%	6.70%
Risk Free Fixed Interest Returns[3]	4.05%	3.74%
Equity Returns[4]	7.05%	6.24%
Property Returns[4]	6.05%	5.41%
Net Credit Spread on Fixed Interest	0.29%	0.26%
Inflation Rate[4]	1.75%	2.00%
Tax Rate[5]	22.0%	24.4%

[1]) PVNBP: Present Value New Business Premium.
[2]) PVFP: Present Value Future Profits
[3]) Ultimate returns as from 2011 / 2012 onwards
[4]) Ultimate rate as from 2010 onwards (2007 until 2009: 0% i.e. 1.75% inflation, 1.75% efficiency gains)
[5]) Ultimate rate as from 2007 onwards (effective tax rates)

The European Embedded Value (EEV) analysis is published in the EEV-report for 2006.

General information

Group structure

SNS REAAL N.V. is a public limited liability company incorporated under Dutch law and established in the Netherlands. SNS REAAL N.V.'s registered office is located at the address Croeselaan 1, 3521 BJ Utrecht. SNS REAAL N.V. is the parent company of SNS Bank N.V., REAAL Verzekeringen N.V., SNS REAAL Invest N.V. and SNS Asset Management N.V. and their respective group companies (hereinafter referred to as the Group or SNS REAAL). The consolidated financial statements of the Group comprise the accounts of all of the companies over which SNS REAAL has a controlling influence and the interest of SNS REAAL in associated subsidiaries and entities.
A number of corporate staff departments are shared. The costs of the corporate staff are recharged on the basis of the services provided or, if more appropriate, proportionally allocated to the Group's subsidiaries. The costs of the Group Executive Board and other specific holding company costs are not allocated to group subsidiaries.
The main accounting principles used in the preparation of the consolidated and the company financial statements are set out in this section.

The consolidated financial statements of SNS REAAL for the financial year 2006 are available on request from the registered office of the Company at the address Croeselaan 1, P.O. Box 8444, 3503 RK Utrecht, or via www.snsreaal.nl.

Basis of preparation

Statement of IFRS compliance

SNS REAAL prepares the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), as adopted within the European Union.

Pursuant to the option offered in Part 9 of Book 2 of the Netherlands Civil Code, SNS REAAL prepares its company financial statements in accordance with the same principles as used in the consolidated summaries.

Application dates

IFRS permits earlier application of certain standards. SNS REAAL will apply IFRS 7 (Financial instruments: Disclosures) and IFRS 8 (Operating Segments) from 1 January 2007. These standards will affect the disclosures, but not the recognition and valuation rules.

Disclaimer

Reservation concerning forward looking statements

This year report contains forward looking statements concerning future events. Those forward looking statements are based on the current information and assumptions of the SNS REAAL management concerning known and unknown risks and uncertainties.
Forward looking statements do not relate to definite facts and are subject to risks and uncertainty. The actual results may differ considerably as a result of risks and uncertainties relating to SNS REAAL's expectations regarding such matters as the assessment of market risk or possible acquisitions, or business expansion and premium growth and investment income or cash flow predictions or, more generally, the economic climate and changes in the law and taxation.
SNS REAAL cautions that expectations are only valid on the specific dates, and accepts no responsibility for the revision or updating of any information following changes in policy, developments, expectations or the like.

Press releases 2007

SNS REAAL results

In the media coverage of the 2006 SNS REAAL results chairman Sjoerd van Keulen is quoted as saying that a big acquisition is likely to take place this year.

During a conference call today it was said that the company is likely to announce an acquisition this year as it is constantly seeking for opportunities in the banking and insurance market. No indications were given about the size of a possible acquisition.

Press releases 2007

SNS REAAL Annual report 2006

SNS REAAL today announced that as of today its Annual Report 2006 is available on line in English and in Dutch on its website www.snsreaal.com.

The printed versions are expected to be available in three weeks time.

13

Press releases 2007

Annual general meeting of shareholders of SNS REAAL

The general meeting of shareholders of SNS REAAL N.V. will be held at 11:00 (CET) on 9 May 2007 in the Juliana Congreszaal of the Jaarbeurs, Croeselaan in Utrecht.

Items on the agenda will include:

- Adoption of the financial statements for the 2006 financial year;
- Distribution of dividend with stock option;
- Release from any liability of the members of the Executive Board in respect of their management in the 2006 financial year;
- Release from any liability of the members of the Supervisory Board in respect of their supervision in the 2006 financial year;
- Designation of the Executive Board as the body authorised to decide to issue shares;
- Authorisation of the Executive Board to repurchase the company's own shares;
- Amendment of the company's Articles of Association;
- Composition of the Supervisory Board.

From Thursday, 12 April 2007, the full agenda, with explanatory notes and including the draft deed of amendment of the Articles of Association, will be posted on the SNS REAAL website and can be obtained from the ABN AMRO Service Desk (telephone +31 76 5799 455) and will be made available for inspection by shareholders and others entitled to attend the meeting from the afore mentioned date at the offices of SNS REAAL N.V. (Croeselaan 1, 3521 BJ Utrecht) during office hours. These documents can be obtained free of charge. Also obtainable free of charge from these addresses will be proxy forms which can be used to authorise another person to exercise rights to attend and vote at the meeting.

Only those who are registered as shareholders of SNS REAAL N.V. on Wednesday, 18 April 2007, after all entries and deletions as at that date have been processed, will be entitled to attend and vote at the meeting. The closing date for applications to attend the meeting is Wednesday, 2 May 2007.

The Supervisory Board of SNS REAAL N.V. has decided to nominate at the meeting Messrs. H.M. van de Kar and S.C.J.J. Kortmann for reappointment as members of the Supervisory Board of SNS REAAL N.V., subject to the condition precedent that the general meeting of shareholders does not exercise its right to recommend persons for nomination as members of the Supervisory Board.

Press releases 2007

SNS REAAL sells minority interest in LSN

SNS REAAL has reached agreement with La Ser Lafayette France (LSF) on the sale of its remaining 40% minority interest in La Ser Lafayette Services Nederland B.V. (LSN), formerly PrimeLine. This sale follows on from the disposal in 2003 of 60% of PrimeLine to LSF, when the possibility to sell the remaining shares was agreed. LSN is mainly engaged in consumer financing for retail chains in the form of credit and loyalty cards. SNS REAAL continues to be active in consumer financing, among other things, in the form of personal loans and standing credit.

The purchase price for the interest is € 36 million, resulting in a book profit of € 14 million for SNS REAAL.

The transaction is expected to be completed at the end of May.

Press releases 2007

REAAL and Ordina sign outsourcing agreement

Today REAAL Verzekeringen and Ordina signed the definitive agreement to outsource the administrative work relating to mortgage loans which it concludes for third parties. A letter of intent was signed on 15 Januari 2007.
The agreement covers the outsourcing of the back office activities for the mortgage loans for third parties which are administered on behalf of REAAL. SNS REAAL continues to administer the Group's own mortgages, for instance on behalf of SNS Bank and BLG Hypotheken.

For REAAL, outsourcing to Ordina represents the sound continuation of its activities as an innovative mortgage lender for third parties, enabling REAAL to concentrate on improving its products and its market proposition.

Some 20 employees will be affected by this transaction.

For Ordina, business process support (BPO) in regard to mortgage administration is a key aim. This deal strengthens Ordina's leading position as a BPO service provider for bank back office business processes in the Netherlands.

The contract has a seven year term and is worth around € 25 million.

Press releases 2007

Trading update 1st quarter 2007

All comparisons are made between the first quarter 2007 and the first half of 2006 unless otherwise mentioned.

Key points for the first quarter

- Continued growth in net profit for the Group, excluding the impact of the January storm
- Growth driven by SNS Property Finance's contribution and REAAL Life Insurance
- Net interest income (excluding SNS PF) higher
- SNS Bank's commission income (excluding SNS Asset Management) shows strong growth
- Lower result on investments at SNS Bank, in line with earlier statements
- REAAL Insurance's regular life premiums increase
- January 2007 storm impacts non life results
- Operating expenses for the group (excluding SNS PF) down versus second half of 2006
- Strong capital position remains unchanged

"The Board is pleased to report further good progress, considering the continued challenging environment. In contrast to ongoing pressure in the mortgage market, the first quarter of 2007 saw positive developments in the growth areas for SNS Bank, notably Savings and SME banking. SNS Property Finance delivered a strong first quarter. REAAL Verzekeringen was impacted by the January storm, but otherwise continued to perform well, especially in regular life premiums. Our ongoing efforts to improve efficiency are on track to deliver benefits throughout the Group." said Sjoerd van Keulen, chairman of the Executive Board.

SNS Bank

SNS Bank's (excluding SNS PF) first quarter net interest income was higher than the level achieved in the first half of 2006. While prepayment penalties were substantially lower this quarter, this was more than compensated by an improved ALM result and growth in savings. Mortgage volumes were, as in the first half of 2006, below our target market share, as we searched for a balance between margins and market share. The strong growth in new customers at ASN Bank continued in the first quarter.
Net commission and management fees (excluding SAM, which since July 1 2006 has been part of the Group Activities) showed a strong increase driven primarily by securities commissions. SNS Fundcoach again achieved strong growth in the number of customers as well as in its assets under management.
The net profit of SNS Bank (excluding SNS PF) was down due to the expected drop in other income and a slightly negative result on derivatives and other financial instruments. The decline in other income was caused by significantly lower realised gains on bonds.
Operating expenses were kept under control and remained flat compared to the first half of 2006. Our efficiency programmes are on track to deliver further efficiency gains (appr. 200 FTE) towards the end of 2007. Value adjustments were in line with the second half of 2006.
SNS Property Finance delivered a good quarter on the back of encouraging revenue growth, with a healthy pipeline for the remainder of the year. The integration of the existing property finance activities of SNS Bank into SNS Property Finance is expected to be completed in the course of the year.

REAAL Insurance

Net profit at Life Insurance was up, driven by higher regular premiums and lower operating costs. Single premiums were under pressure in the first quarter. The market share of regular life premiums was stable compared to year-end 2006. Investment income was broadly in line with the level achieved in the first half of 2006.
The non-life business saw premium income increase in spite of continuing pricing pressure. At the same time, costs have started to come down. However, the impact of the January 2007

storm, which reflects our fair market share, more than offset these positive factors.

Group Activities

The group activities comprise the business units managed directly at holding company level, their income and expenses not being allocated to SNS Bank or REAAL Verzekeringen. These activities include SNS REAAL Invest, which has been largely dismantled, and -from 1 July 2006- SNS Asset Management.

The result of the holding company was lower than in the second half of 2006, partly due to the financing costs associated with the increased double leverage relating to the acquisition of Bouwfonds PF. The gain on the announced disposal of the remaining 40% of La Ser Lafayette Nederland will be accounted for in the second quarter of 2007.

Note: All comparisons with prior half years should be understood as comparisons to half the reported figures for the relevant half year period.

Disclaimers

Reservation concerning forward looking statements

This trading update contains forward looking statements concerning future events. Those forward looking statements are based on the current information and assumptions of the SNS REAAL management concerning known and unknown risks and uncertainties.

Forward looking statements do not relate to definite facts and are subject to risks and uncertainty. The actual results may differ considerably as a result of risks and uncertainties relating to SNS REAAL's expectations regarding such matters as the assessment of market risk or possible acquisitions, or business expansion and premium growth and investment income or cash flow predictions or, more generally, the economic climate and changes in the law and taxation.

SNS REAAL cautions that expectations are only valid on the specific dates, and accepts no responsibility for the revision or updating of any information following changes in policy, developments, expectations or the like.

This trading update has not been audited.

Press releases 2007

Resolutions of the General Meeting of Shareholders of SNS REAAL

The General Meeting of Shareholders of SNS REAAL N.V. adopted the following resolutions on 9 May 2007:

- The 2006 financial statements of SNS REAAL N.V. were adopted.
- A resolution was adopted to pay out a final dividend of EUR 0.39 per share, which dividend shall be distributed with stock option.
- A resolution was adopted to fix the payment date of the final dividend at 6 June 2007.
- The members of the Executive Board were released from liability in respect of their management in the 2006 financial year.
- The members of the Supervisory Board were released from liability in respect of their supervision in the 2006 financial year.
- The Executive Board was designated as the body authorised to issue shares, to grant rights to subscribe for shares, and to limit or exclude pre-emptive rights in respect of an issue of shares.
- The Executive Board was authorised to repurchase the Company's own shares.
- A resolution to amend the Company's Articles of Association was adopted.
- The remuneration of the members of the Supervisory Board was amended.
- The remuneration policy for the members of the Executive Board was adopted.
- Mr H. M. van de Kar and Mr S.C.J.J. Kortmann were reappointed as members of the Supervisory Board.

Press releases 2007

SNS REAAL and ING sign contract of sale for Regio Bank

SNS REAAL and ING Bank today signed the contract of sale for the acquisition of Regio Bank from ING. The Regio Bank shares are expected to be transferred on 1 July. Regio Bank will then be merged with CVB Bank, a subsidiary of SNS REAAL, and will continue doing business under the name SNS Regio Bank.

The new chairman of the Board of SNS Regio Bank is Mark Straub, who is also a member of the Board of Directors of SNS Bank. Other members of the Board of SNS Regio Bank are Hans van den Bor, responsible for Sales and Marketing, and Joop Ossel, responsible for Finance and Back Office.

The definitive transaction is amongst other conditions subject to approval from the supervisory authorities.

19

SNS REAAL

Press release

PERSBERICHT

Utrecht, 4 June 2007

SNS REAAL to acquire the Dutch insurance operations of AXA for € 1,750 million

Utrecht, 4 June 2007 – SNS REAAL N.V. and AXA S.A. have entered into a binding Memorandum of Understanding concerning the acquisition of AXA's Dutch insurance operations by SNS REAAL for a cash consideration of € 1,750 million.

SNS REAAL will partly fund the acquisition with € 350 million of equity, for which it intends to launch an equity offering of new ordinary shares before the summer holiday period. Its majority shareholder, Stichting Beheer SNS REAAL ('the Foundation') intends to sell up to € 200 million of existing ordinary shares and to grant an over-allotment option of up to € 50 million to the underwriters, concurrent with the offering of SNS REAAL. The combined offering of ordinary shares could therefore be up to € 600 million (including the over-allotment option).

The acquisition

SNS REAAL has entered into a binding Memorandum of Understanding to acquire AXA Nederland B.V. ('AXA NL'), Winterthur Verzekeringen Holding B.V.('Winterthur NL') and DBV Holding N.V. ('DBV NL'), together referred to as 'AXA NL Combined', for a cash consideration of € 1,750 million plus accrued interest of 4% per annum as from January 1, 2007, the effective date of the acquisition. Profit will accrue to SNS REAAL from that date as well. The transaction is expected to close in the second half of 2007.

Sjoerd van Keulen, Chairman of the Executive Board:
'This acquisition presents us with a unique opportunity to further strengthen our market position in the consolidating Dutch insurance market, which was our stated ambition at the time of the Initial Public Offering in May 2006. It will accelerate the execution of our strategy and will enhance our position as a leading insurance player in the Netherlands. In addition to nearly doubling our market share, the acquisition will significantly enhance the distribution power of REAAL Verzekeringen, including in key growth areas such as disability, pensions and SME. The strong operational fit, for instance related to back-offices, ICT and sales, will improve our operational efficiency. The acquisition will further diversify our business and will increase the relative size of insurance within our business mix.'

Excellent strategic fit and financially attractive

The acquisition fits within SNS REAAL's acquisition strategy and provides an excellent strategic fit for SNS REAAL as it will significantly strengthen REAAL Verzekeringen by:

- Nearly doubling its market share in the overall Dutch insurance market;
- Significantly improving its distribution power, including in key growth areas such as disability, pensions and SME; and
- Providing substantial scope to increase operational efficiency/economies of scale.



2005 Total Dutch Insurance Market Shares[1] – Top 10
Rank
1
2
3
4
New #5
5
6
7
8
9
10
30%
20%
10%
0%
22.1%
18.1%
11.7%
10.0%
9.2%
4.0%
9.1%
5.2%
4.0%
3.8%
2.8%
2.2%
Eureko
ING
Fortis
Aviva
Combined
AEGON
REAAL Verzekeringen
AXA NL Combined
Allianz
Swiss Life
Atradius

After the transaction SNS REAAL will be a leading player in the total Dutch insurance market with a market share of 9.2%. SNS REAAL's market share in the life insurance market will increase from 6.0% to 10.8%. Its market share in the non-life insurance market will increase from 3.6% to 6.0%. The combined group will be particularly strong in the individual life market segment where SNS REAAL will become the third largest player with an increased market share from 7.8% to 14.1%.

Both AXA NL Combined and SNS REAAL distribute their products predominantly via intermediaries. AXA NL Combined provides good access to the high end segment of the Dutch intermediary market. SNS REAAL will also benefit from AXA NL Combined's strong position in the market for underwriting agents, where it will become a leading player.

SNS REAAL and AXA NL Combined have complementary strengths. Sharing of best practices, for instance in back-offices, ICT and sales & marketing will increase the overall operational efficiency. The acquisition will allow SNS REAAL to make effective use of its scalable ICT systems. The integration and related cost synergies, as discussed below, are also expected to significantly contribute to the overall operational efficiency.

The acquisition will further diversify SNS REAAL's business mix and will increase the relative size of its insurance operations.

[1]) All market shares refer to 2005 and are based on gross written premium (GWP) (on a portfolio basis). Source: AM Jaarboek 2006. Excluding health insurance.

Pro forma Net Profit Impact on SNS REAAL's Profile[2]


Profile at IPO
Insurance 41%
Life 33%
Non-Life 8%
Retail Banking 59%
2005: €323mn
Pro Forma for 12 month inclusion of SPF and AXA NL Combined
SPF 11%
Insurance 53%
Life 39%
Non-Life 14%
Retail Banking 36%
2006 PF: €557mn

In addition to the strong strategic fit, the transaction is financially attractive as we expect it to deliver substantial fully phased pre-tax cost synergies of €50 million per annum as of 2011. It will enable effective use of current excess capital within SNS REAAL. The acquisition is expected to be EPS accretive as of 2008, generate a return on investment above cost of capital and contribute to SNS REAAL's ROE.

Profile of the acquired companies

AXA NL is a medium sized insurer in the Netherlands with €808 million of GWP in 2006, of which 64% was generated by Life and 36% by Non-Life insurance products. Its net profit for 2006 was €126m. AXA NL focuses on retail and SME clients and is a significant player in disability products. In addition, AXA NL holds a leading position with underwriting agents. In 2006 AXA NL employed 574 FTEs. Its total stated Embedded Value ('EV') was €1,078 million at year end 2006, consisting of €924 million life EV and €154 million non-life and other net asset value[3]. The reintegration of its previously outsourced back-office systems limited new business value for 2006 to €1 million.

Winterthur NL generated €260 million of GWP, of which 64% was generated by its Life and 36% by its Non-Life insurance products. Winterthur NL's reported net profit for 2006 based on Dutch GAAP was €57 million. Based on SNS REAAL IFRS standards this would be €42 million. Winterthur NL focuses on retail and SME clients and has a loyal customer base. It employed 195 FTEs in 2006. Its total stated EV was €319 million at year end 2006, consisting of €257 million life EV and €62 million non-life and other net asset value. In 2006 Winterthur NL generated €9 million of new business value.

AXA NL and Winterthur NL have started their integration process in 2006. The combined management team consists of Jan van den Berg (CEO), Bert Jan Tiesinga (CFO), Jan Boogaard, Peter van Solinge, Erwin van der Wal, Sander van der Ent, Joanne Uijen and Paul de Bruijn.

[2]) SPF included for 12 months in SNS REAAL including financing costs and other adjustments. AXA NL Combined contribution on SNS REAAL IFRS basis, including VOBA amortisation and financing costs. Amortisation of VOBA of AXA NL Combined allocated to life net profit, financing costs split pro rate over life and non-life.

[3]) Embedded value figures relating to AXA NL, Winterthur NL and DBV NL are market consistent embedded value figures and are based on the accounting principles and embedded value principles as applied by these respective entities, which may differ from the accounting and European embedded value principles as used by SNS REAAL. Total Group EV is the sum of Group EVs from AXA NL, Winterthur NL and DBV NL. Group EV is based on the life embedded value (which excludes disability insurance) and non-life plus other shareholders' equity..

DBV NL has a distinct business model and sells packaged mortgages with life insurance policies. DBV NL is a focused niche player with an entrepreneurial culture. DBV NL's GWP of € 585 million in 2006 was almost exclusively generated by its Life insurance products, of which 72% were single premiums. DBV NL's net profit was € 14 million for 2006. DBV NL originated € 2.1 billion in mortgages in 2006 of which a large part was funded on its balance sheet and a smaller part funded by third parties including securitisations. It employed 210 FTEs at year end 2006. Its total stated EV was € 151 million at year end 2006, consisting of € 175 million life EEV, negative € 24 million non-life and other net asset value and it generated € 1 million of new business value over 2006. DBV's management team consists of Jacques van Dijken (CEO), Jos Schoen (CFO), Marcel Nijholt and Sabijn Timmers-Jansen.

The three separate businesses of AXA NL, Winterthur NL and DBV NL combined generated € 1,653 million of GWP, of which 77% Life and 23% Non-Life, and € 182 million of net profit on a SNS REAAL IFRS basis. Adjusting this net profit for non-recurring items would result in a normalised pro forma net profit of AXA NL Combined of € 143 million over 2006[4].

AXA NL Combined and SNS REAAL's Key Financials 2006[5]

€ million	AXA NL	Winterthur NL	DBV NL	AXA NL Combined	SNS REAAL Pro Forma	Pro Forma
Gross Premium Income	808	260	585	1,653	2,007	3,660
Net Premium Income	786	255	580	1,621	1,958	3,579
Net Profit	126	42	14	182	431	557
Normalised Net Profit	NA	NA	NA	143	431	518
Shareholders' Equity	757	253	153	1,163	3,200	3,540
Life EV	924	257	175	1,356	1,917	NA
Group EV	1,078	319	151	1,548	2,062	NA

2006 Normalised Pro Forma Net Profit (€ mln)[6]



300
200
100
0
197
(15)
182
(39)
143
(56)
87
Stated Net Profit
SR IFRS Adjustments
Stated Net Profit SR IFRS
Normalisation
Standalone Normalised Net Profit
VOBA Depreciation & Financing Costs
AXA NL Combined Contribution

Taking into account the amortisation of value of business acquired ('VOBA') and pro forma financing costs of € 56 million AXA NL Combined would have contributed € 87m of net profit to SNS REAAL in 2006. These pro forma financials are based on 2006 figures. Actual contribution to SNS REAAL's net profit in 2007 will be impacted in particular by cost synergies, restructuring costs, expected higher financing costs compared to the pro forma financing costs in 2006 and purchase price accounting adjustments mainly due to the final determination of intangibles and fair value of investments.

4) Post-tax normalisations consist of € 39 million, mainly related to the sale of the Van Nierop portfolio, refund related to the sale of the health insurance portfolio, recognition of the curtailment benefit from a change in pension plan, and a release of an interest expense provision due to finalisation of tax return.

5) Figures of AXA NL Combined are a combination of the three entities on a stand-alone basis, using SNS REAAL IFRS accounting, excluding VOBA amortisation and financing costs. SPF included for 12 months in SNS REAAL Pro Forma, including financing costs and other adjustments. AXA NL Combined and SPF included for 100% in Pro Forma, including amortisation of VOBA, financing costs and other adjustments.

6) The € 15 million SR IFRS adjustments mainly relate to the adjustment of 2006 investment income of Winterthur NL to reflect the accounting treatment of the sale of real estate property (the Rembrandt Tower) under SNS REAAL IFRS.

Integration and expected synergies

SNS REAAL expects to realise substantial fully phased pre-tax cost synergies of € 50 million per annum as of 2011, when the integration is expected to be completed. The expected cost synergies represent approximately 40% of AXA NL Combined's operational cost base of € 125 million[7] and are expected to be back-end loaded with the majority to be realised in the last 3 years of the integration.

SNS REAAL has a strong track record in integrating acquisitions, such as Zurich Nederland and Nieuwe Hollandse Lloyd. With Zurich Nederland it realised a cost reduction of approximately 50% of the target base within 2 years. To date it has realised a 39% FTE reduction in Nieuwe Hollandse Lloyd, which it expects to be fully integrated by year end 2007. To reflect the larger size of the acquisition of AXA NL Combined, a lower level of expected relative cost synergies has been estimated and a longer period of integration is anticipated. SNS REAAL estimates total pre-tax restructuring costs of € 60 million, which will be front-end loaded with the majority to be taken in the first 3 years of the integration and mainly consist of ICT, facilities and HR related costs.

After the acquisition, AXA NL and Winterthur NL will be integrated into REAAL Verzekeringen. DBV NL will continue to operate largely independently using its own brand. DBV NL will, however, benefit from SNS REAAL's risk management, compliance and other group staff functions. SNS REAAL expects most cost synergies to be realised by the integration of operations and systems, the use of SNS REAAL's Shared Service Centers concept, one single head-office and by the related reduction of FTEs. SNS REAAL currently expects to realise a reduction of approximately 400 FTEs out of the aggregated FTEs of circa 3,100 of REAAL Verzekeringen and AXA NL Combined, which will be realised predominantly by natural attrition during the integration phase. Furthermore, the integration process will allow both REAAL Verzekeringen and AXA NL Combined to reduce their current high number of temporary staff of approximately 10% of the combined FTE basis.

'Our successful track record in integrating past acquisitions gives us confidence in our ability to create value through this transaction,' says Sjoerd van Keulen, Chairman of the Executive Board. 'We realise that, compared to our previous acquisitions the integration of AXA NL Combined represents a bigger challenge. However, I am confident in our ability to successfully execute this integration process.'

Management of AXA NL Combined supports the acquisition by SNS REAAL and is involved in the finalisation of the contemplated integration plan.

The acquisition is subject to approval of the relevant regulators and advice of the relevant works councils.

Lehman Brothers is acting as Sole Financial Advisor to SNS REAAL on the acquisition.

Financing

Overview

SNS REAAL will finance the acquisition with a combination of new equity of € 350 million and a mix of hybrid capital and senior debt. The financing mix will enable the effective utilisation of SNS REAAL's excess capital and will enhance its capital structure. Double leverage will increase and solvency will decrease for Life and Non-Life insurance, however SNS REAAL will not change its stated targets for double leverage and solvency.

The intended equity offering

SNS REAAL will raise € 350 million of new ordinary shares, for which it intends to launch an equity offering before the summer holiday period. Upon request of the Executive Board of SNS REAAL, the Foundation intends to sell up to € 200 million of existing ordinary shares and additionally grant an over-allotment option of up to € 50 million to the underwriters, in order to increase the free float and improve the liquidity in SNS REAAL shares. The total combined offering of ordinary shares could therefore be up to € 600 million.

The primary proceeds of € 350 million will be used by SNS REAAL to partly fund its acquisition of AXA NL Combined and the secondary proceeds of up to € 250 million will accrue to the Foundation.

7) Excluding acquisition costs.

The offering will be conducted on a non-pre emptive basis and will consist of a public offering to institutional and retail investors in the Netherlands and an international offering to institutional investors. Similar to the IPO of SNS REAAL, eligible retail investors will receive guaranteed allocation for the first two hundred shares they subscribe for.

SNS REAAL and the Foundation will agree with the underwriters not to sell or issue ordinary shares, other than by means of stock dividend, for a period of 180 days after settlement for SNS REAAL and 360 days for the Foundation.

Lehman Brothers will be acting as Sole Global Co-Ordinator on the equity offering. Lehman Brothers and Rabo Securities will be acting as Joint Bookrunners and SNS Securities as a Co-Lead Manager on the equity offering.

The Foundation

The goal of the Foundation is, and will continue to be, to support SNS REAAL in its growth and development and to act in the best interest of SNS REAAL and its stakeholders. The Foundation supports the decision of SNS REAAL to acquire AXA NL Combined.

To the extent the offering of the new ordinary shares is over-subscribed, the Foundation shall, at the request of the Executive Board, sell existing ordinary shares up to a maximum of € 250 million, including the over-allotment option. Based on the closing price of SNS REAAL shares on Friday 1 June of € 17.00, and based on the maximum offering size of € 600 million (i.e. € 350 million primary issue and € 250 million secondary sale), the Foundation would dilute its ownership in SNS REAAL from 65.5% to approximately 55%, resulting in a free float post transaction of approximately 45%. This offering will not dilute the Foundation to a minority shareholding, however, the Foundation accepts that future growth of SNS REAAL may require it to become a minority shareholder.

By way of backstop in the event of insufficient demand in relation to the offering of the new ordinary shares, the Foundation will undertake not to offer and sell any of its existing ordinary shares and to subscribe at the request of the Executive Board of SNS REAAL for up to 65.5% of the new ordinary shares being offered by SNS REAAL.

Continued commitment to SNS REAAL's targets

SNS REAAL's current financial targets for 2007-2009 will remain in place:

SNS REAAL return and efficiency objectives 2007-2009
Growth of earnings per share of 10% per annum on average, starting in 2006 up to year-end 2009, including acquisitions funded with existing capital
Return on shareholders' equity of 15% per annum on average after tax
Double leverage less than 115%
Life capital ratio more than 150%
Non-life capital ratio more than 200%
Operating cost/premium ratio REAAL Verzekeringen less than 13% as per year-end 2009
Combined ratio for non-life insurance operations of less than 97% as per year-end 2009
SNS Bank BIS ratio more than 11%
SNS Bank Tier 1 ratio more than 8%
Efficiency ratio SNS Bank of 55% as per year-end 2009

SNS REAAL will continue its current policy regarding a dividend pay-out ratio of between 40%-45% of stated net profit (amount may very from year to year).

Additional information

A press conference will be held on Monday 4 June at 9:00CET, followed by an analyst conference at 10:30CET. Please refer to www.snsreaal.nl for details of the webcast and more information. We expect to publish a prospectus upon launch of the equity transaction.

Profile SNS REAAL

SNS REAAL is an innovative service provider in the banking and insurance sector with a prime focus on the Dutch retail market and on small and medium-sized businesses. Its activities cover three main product groups: mortgages and property finance, savings and investments and insurance. Its balance sheet amounts to € 80 billion. In 2006 its net profit was € 371 million. NWP of its subsidiary REAAL Verzekeringen amounted to € 1,958 million (GWP of € 2,007 million). SNS REAAL employed 5,609 FTEs at year end 2006.

For further information:

SNS REAAL Corporate Communications
concerncommunicatie@snsreaal.nl
Tom Gordijn
Tel: +31 (0)30 291 4877
tom.gordijn@snsreaal.nl

SNS REAAL Investor Relations
investorrelations@snsreaal.nl

Jacob Bosscha
Tel: +31 (0) 30 291 4246
jacob.bosscha@snsreaal.nl

Ralph van't Hoff
Tel: +31 (0) 30 291 4247
ralph.vanthoff@snsreaal.nl

Disclaimer

These materials are not for release, distribution or publication, whether directly or indirectly and whether in whole or in part, into or in the United States, Australia, Canada, or Japan.

These materials are for information purposes only and are not intended to constitute, and should not be construed as, an offer to sell or a solicitation of any offer to buy the securities of SNS REAAL N.V. (the **Issuer**, and such securities, the **Securities**) in the United States or in any other jurisdiction.

The Securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the **US Securities Act**) and may only be offered or sold in the United States (as defined in Regulation S under the US Securities Act) if registered under the Securities Act or an exemption from such registration is available. There will be no public offering of securities in the United States.

The Securities will not be the subject of an offer of securities to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the Issuer of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority.

This document is only being distributed to and is only directed at: (i) persons who are outside the United Kingdom; or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the **Order**); or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as **Relevant Persons**). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, Relevant Persons. Any person who is not a Relevant Person should not act or rely on this document or any of its contents.

The offer to acquire Securities pursuant to the proposed offering will be made, and any investor should make his investment, solely on the basis of information that will be contained in the prospectus to be made generally available in the Netherlands in connection with such offering. When made generally available, copies of the prospectus may be obtained at no cost from the Issuer or through the website of Euronext Amsterdam and the Issuer.

APPENDIX

Impact on financials

The following unaudited pro forma combined financial information of the combination of SNS REAAL and AXA NL Combined is presented to illustrate the financial impact of the acquisitions of AXA NL Combined and Bouwfonds Property Finance (renamed SNS Property Finance) as if they had occurred on 1 January 2006. The unaudited pro forma combined financial information should be read in conjunction with the companies audited financial statements for the financial year ended 31 December 2006. The audited 2006 consolidated annual accounts of SNS REAAL already included SNS Property Finance as from 1 December 2006.

The unaudited pro forma combined financial information is included for illustrative purposes only. Because of its nature, the unaudited pro forma combined financial information addresses a hypothetical situation and, therefore, does not represent the combination's actual financial position or results. The Company does not claim or represent that the unaudited pro forma combined financial information is indicative of its financial position or results that would have been achieved had the acquisitions taken place as of the date indicated or that may be achieved in the future. There can be no assurance that the assumptions used in the preparations of the unaudited pro forma combined financial information will prove to be correct.

The source 2006 financial information of SNS Property Finance, AXA NL, DBV NL and Winterthur NL has been prepared under accounting principles that differ from IFRS as applied by SNS REAAL ('SNS REAAL IFRS'). This information has been restated to SNS REAAL IFRS, for the material differences that have been identified.

IFRS purchase accounting provides for an allocation of the excess of the purchase price over the fair value of assets and liabilities acquired. The Company has not fully completed all of the detailed valuation studies necessary to arrive at the required estimates of the fair market value of the AXA NL Combined assets to be acquired and the AXA NL Combined liabilities to be assumed and the related allocation of the purchase price. IFRS allows for the possibility to determine these effects on a provisional basis, as long as the final valuations are determined within 12 months from the date of the acquisition. Had the Company been able to complete the valuations the purchase price allocation may have resulted in a different outcome, affecting both goodwill and the net profit included in the unaudited pro forma combined financial information.

SNS REAAL unaudited pro forma combined financial information

SNS REAAL Pro Forma Combined Profit and Loss Account 2006

(in EUR millions)	SNS REAAL	SNS PF	SNS PF PPA	SNS PF Financing	SNS REAAL including SNS PF adjusted	AXA NL	Winterthur NL	DBV NL	AXA NL Combined	AXA NL Combined PPA	AXA NL Combined Financing	Consolidation & Elimination	Acquisition AXA NL Combined	Pro Forma
Net interest income banking operations	567	178	(13)		732							18	18	750
Net commission and management fees	120				120								0	120
Other income	81	6	(5)		82								0	82
Total income banking operations	768	184	(18)		934							18	18	952
Net premium income	1,958				1,958	786	255	580	1,621				1,621	3,579
Result on investments	791				791	512	97	234	843			(18)	825	1,816
Other income	48				48	4	0	16	20				20	68
Total income insurance operations	2,795				2,795	1,302	352	830	2,484			(18)	2,466	5,261
Other income and eliminations	4				4								0	4
Total income	3,567	184	(18)	0	3,733	1,302	352	830	2,484			0	2,484	6,217
Technical expenses	2,272				2,272	1,082	274	644	2,000	31			2,031	4,303
Other expenses	836	60	1	19	916	48	18	167	233	0	48		281	1,197
Total expenses	3,108	60	1	19	3,188	1,130	292	811	2,233	31	48	0	2,312	5,500
Operating profit before taxation	459	124	(19)	(19)	545	172	60	19	251	(31)	(48)	0	172	717
Taxation	88	36	(4)	(6)	114	46	18	5	69	(9)	(14)		46	160
Net profit attributable to shareholders	371	88	(15)	(13)	431	126	42	14	182	(22)	(34)	0	126	557

SNS REAAL Pro Forma Combined Balance Sheet 2006

(in EUR millions)	SNS REAAL	SNS PF	SNS PF PPA	SNS PF Financing	SNS REAAL including SNS PF adjusted	AXA NL	Winterthur NL	DBV NL	AXA NL Combined	AXA NL Combined PPA	AXA NL Combined Financing	Consolidation & Elimination	Acquisition AXA NL Combined	Pro Forma
Goodwill and other intangible assets	883				883	117	9	3	129	488		201	818	1,701
Tangible fixed assets	320				320	78	18	19	114				114	434
Investments	10,900				10,900	5,052	1,555	1,726	8,333			(332)	8,001	18,901
Investments for insurance contracts on behalf of policy holders	3,955				3,955	3,026	188	369	3,583				3,583	7,538
Loans and advances	60,469				60,469	0	0	3,110	3,110				3,110	63,579
Other assets	3,215				3,215	412	56	264	732	1	1,750	(1,750)	733	3,948
Total assets	79,742	0	0	0	79,742	8,686	1,824	5,491	16,001	489	1,750	(1,881)	16,359	96,101
Equity attributable to shareholders	3,200				3,200	757	253	153	1,163	386	340	(1,549)	340	3,540
Participation certificates and subo	1,664				1,664	0	0	25	25				25	1,689
Debt certificates	31,259				31,259	0	0	3,104	3,104		1,410		4,514	35,773
Technical provisions insurance contracts own risk and account	9,374				9,374	4,653	1,142	1,507	7,302				7,302	16,676
Technical provisions insurance contracts on behalf of policyholders	3,909				3,909	2,800	188	369	3,357				3,357	7,266
Savings	13,678				13,678	0	0	0	0			(332)	(332)	13,346
Amounts due	14,013				14,013	0	75	4	79				79	14,092
Other liabilities	2,645				2,645	478	188	329	971	103			1,074	3,719
Total equity and liabilities	79,742	0	0	0	79,742	8,686	1,824	5,491	16,001	489	1,750	(1,881)	16,359	96,101

SNS REAAL unaudited pro forma combined financial information

REAAL Verzekeringen Pro Forma Combined Profit and Loss Account 2006

(in EUR millions)	REAAL	AXA NL	Winterthur NL	DBV NL	AXA NL Combined	AXA NL Combined PPA	AXA NL Combined Financing	Consolidation & Elimination	Acquisition AXA NL Combined	Pro Forma
Net premium income	1,958	786	255	580	1,621				1,621	3,579
Result on investments	791	512	97	234	843				843	1,634
Other income	46	4	0	16	20				20	66
Total income insurance operations	2,795	1,302	352	830	2,484				2,484	5,279
Other income and eliminations									0	0
Total income	2,795	1,302	352	830	2,484	0	0	0	2,484	5,279
Technical expenses	2,294	1,082	274	644	2,000	31			2,031	4,325
Other expenses	268	48	18	167	233		36		269	537
Total expenses	2,562	1,130	292	811	2,233	31	36	0	2,300	4,862
Operating profit before taxation	233	172	60	19	251	(31)	(36)	0	184	417
Taxation	63	46	18	5	69	(9)	(11)		49	112
Net profit attributable to shareholders	170	126	42	14	182	(22)	(25)	0	135	305

REAAL Verzekeringen Pro Forma Combined Balance Sheet 2006

(in EUR millions)	REAAL	AXA NL	Winterthur NL	DBV NL	AXA NL Combined	AXA NL Combined PPA	AXA NL Combined Financing	Consolidation & Elimination	Acquisition AXA NL Combined	Pro Forma
Goodwill and other intangible assets	669	117	9	3	129	488		201	818	1,487
Tangible fixed assets	81	79	16	19	114				114	195
Investments	9,338	5,052	1,555	1,726	8,333				8,333	17,671
Investments for insurance contracts on behalf of policy holders	3,955	3,026	188	369	3,583				3,583	7,538
Loans and advances	919	0	0	3,110	3,110				3,110	4,029
Other assets	1,629	412	56	264	732	1	1,750	(1,750)	733	2,362
Total assets	16,591	8,686	1,824	5,491	16,001	489	1,750	(1,549)	16,691	33,282
Equity attributable to shareholders	1,304	757	253	153	1,163	386	700	(1,549)	700	2,004
Minority interest	3				0				0	3
Group equity	1,307	757	253	153	1,163	386	700	(1,549)	700	2,007
Participation certificates and subordinated debts	120	0	0	25	25				25	145
Debt certificates		0	0	3,104	3,104		1,050		4,154	4,154
Technical provisions insurance contracts own risk and account	9,404	4,653	1,142	1,507	7,302				7,302	16,706
Technical provisions insurance contracts on behalf of policy holders	3,909	2,800	188	369	3,357				3,357	7,266
Amounts due	1,065	0	75	4	79				79	1,144
Other liabilities	786	476	166	329	971	103			1,074	1,860
Total equity and liabilities	16,591	8,686	1,824	5,491	16,001	489	1,750	(1,549)	16,691	33,282

SNS REAAL

Creating A Leading Dutch Insurer

Press Conference

4 June 2007

Disclaimer

This presentation has been prepared solely for use at the presentation to the press and analysts to be made on 4 June 2007. By attending the meeting where this presentation is made, or by reading the presentation slides, you agree to be bound by the following limitations. By attending this presentation you acknowledge that you will be solely responsible for your own assessment of the market, the market and competitive position of SNS REAAL N.V. (the "Company"), and the market and competitive position of other market parties, and that you will conduct your own analysis and be solely responsible for forming your own view of the potential future performance of the Company's business.

This presentation is being supplied to you solely for your information and for use at the analyst presentation to be held in connection with the intended offering by the Company. This presentation and its contents are confidential and may not be further distributed or passed on to any other person or published or reproduced, in whole or in part, by any medium or in any form for any purpose.

This presentation contains financial information derived from the Company's audited consolidated financial statements for the year 2006 prepared under IFRS. In addition, this presentation contains certain unaudited non-IFRS financial measures, such as Embedded Value (EV). These financial measures may differ from similarly titled measures used by other companies. This presentation also contains financial information that has been extracted from the Company's and the Entities' (as defined below) unaudited management accounts.

This presentation contains information relating to entities that are subject of the intended acquisition by the Company (the "Entities"). This information is largely based on publicly available information only. The Entities have not yet been acquired by the Company. Financial information relating to the Entities is based on accounting principles different from the accounting principles as applied by the Company as set out in the prospectus to be issued by the Company together with Stichting Beheer SNS REAAL in due course in connection with the intended offering; and subject to the qualifications set out therein. This presentation also contains pro forma adjusted figures of the Entities which are based on their respective audited financial statements 2006, adjusted to the accounting principles as applied by the Company.

This presentation and information contained herein is not an offer of securities for sale in the United States and is not for publication or distribution to persons in the United States (within the meaning of Regulation S under the US Securities Act of 1933, as amended (the Securities Act)), Canada, Australia, Japan, Hong Kong (SAR) or any jurisdiction where such distribution is unlawful. Subject to certain limited exceptions, neither this presentation nor a copy of it may be taken or transmitted to the United States, its territories or possessions, or distributed directly or indirectly in the United States, its territories or possessions. Any failure to comply with this restriction may constitute a violation of U.S. securities laws. The distribution of this presentation in other jurisdictions may be restricted by law, and persons into whose possession this presentation comes should inform themselves about, and observe, any such restrictions. This presentation is being communicated in the United Kingdom only to persons who have professional experience in matters relating to investments falling within Article 19, 47 or 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (such persons being referred to as relevant persons). This presentation is only directed at relevant persons and other persons should not rely on or act upon this presentation or any of its contents.

The securities intended to be offered in the Company have not been and will not be registered under the Securities Act and may not be offered or sold in the United States or to or for the account or benefit of US persons, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. The securities intended to be offered in the Company have not been and will not be registered under the applicable securities laws of any state or jurisdiction of Australia, Canada or Japan, and may not be offered or sold within Australia, Canada or Japan or to or for the benefit of any national, resident or citizen of Australia, Canada or Japan.

The information in this presentation is given in confidence and the recipients of this presentation should not base any behaviour in relation to qualifying investments or relevant products which would amount to market abuse on the information in this presentation until after the information has been made generally available, nor should the recipient use the information in this presentation in any way which would constitute "market abuse".

This presentation has been prepared by the Company and is furnished to you solely for your information. The information set out herein has not been verified by the Company's advisors or any other person and may be subject to updating, completion, revision and amendment and such information may change materially. No representation or warranty, express or implied, is or will be made by the Company, its advisors or any other person as to the accuracy, completeness or fairness of the information or opinions contained in this presentation and any reliance you place on them will be at your sole risk. Without prejudice to the foregoing, neither the Company, its affiliates, its advisors (including Lehman Brothers International (Europe) as Sole Global Co-ordinator and together with Rabo Securities as Joint Bookrunners) nor its representatives accept any liability whatsoever arising, directly or indirectly, from use of this presentation or its contents or otherwise arising in connection therewith.

This presentation is dated 4 June 2007 and should be read in conjunction with (i) the audited annual accounts for 2006 and earlier years of the Company, and (ii) the prospectus to be issued by the Company together with Stichting Beheer SNS REAAL in due course in connection with the intended offering. Neither the delivery of this presentation nor any further discussions of the Company with any of the recipients shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since such date.

This presentation does not constitute or form part of, and should not be construed as, any offer for sale or subscription of, or solicitation of any offer to buy or subscribe for, any securities of the Company or any of its affiliates nor should it or any part of it form the basis of or be relied on in connection with, any contract or commitment whatsoever. This presentation does not constitute a recommendation regarding any securities of the Company or any of its affiliates. Any offer, subscription or solicitation regarding securities of the Company will be made by means of a prospectus to be issued by the Company together with Stichting Beheer SNS REAAL in due course in connection with the intended offering and any decision to purchase or subscribe for securities in connection with the intended offering described in this presentation should be made solely on the basis of the information contained in such prospectus.

This presentation contains forward-looking statements, including statements about the Company's expectations and targets. These statements are based on the Company's current plans, estimates and projections, as well as the Company's expectations of external conditions and events. In particular the words "expect", "anticipate", "estimate", "may", "should", "believe", "intend", "plan", "aim", "could", "will", "potential", and similar expressions are intended to identify forward-looking statements. Forward-looking statements including, but not limited to, assumptions, opinions and views of the Company or cited from third party sources involve inherent risks and uncertainties and speak only as of the date of this presentation. The Company undertakes no duty to and will not necessarily update any of them in light of new information or future events, except to the extent required by applicable law. The Company cautions you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements. As a result, you are cautioned not to place reliance on such forward-looking statements. The Company disclaims any obligation to update its view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law.

Agenda

1. **Transaction Highlights and Rationale**
2. Profile and Integration of AXA NL Combined
3. Financial Impact of the Transaction
4. Financing of the Transaction
5. Conclusion

Transaction Highlights

Transaction Scope

- Acquisition of three separate Dutch insurance entities from AXA S.A.
  - AXA Nederland (AXA NL): life and non-life insurance
  - Winterthur Verzekeringen (Winterthur NL): life and non-life insurance
  - DBV Verzekeringen (DBV NL): life insurance and mortgages
- Transaction effective as per 1 January 2007, expected to close in second half 2007
- Acquisition price of €1,750mn (P/E 2006 of 12.2x[1], P/EV 2006 of 1.1x[1] and P/BV 2006 of 1.5x[1]) plus accrued interest of 4% (on an annual basis) to the seller

Overview of AXA NL Combined

- Operates in the Netherlands only
- Active in both life and non-life insurance, targeting retail and SME customers
- Distribution through intermediaries, underwriting agents and IFA networks[2]
- Total GWP of €1,653mn, normalised net profit of €143mn, Total Group EV of €1,548mn, shareholders' equity of €1,163mn and approximately 980 FTEs[3]
- Total assets under management for own account of €8,333mn[4]

1. *Total normalised 2006 net profit of €143mn based on SNS REAAL IFRS accounting principles. 2006 group embedded value of €1,548mn and 2006 shareholders' equity of €1,163mn.*
2. *IFA Networks are so-called "inkoopcombinaties".*
3. *As per 2006. GWP and net profit are based on SNS REAAL IFRS accounting principles. Embedded value figures relating to AXA NL, Winterthur NL and DBV NL are market consistent embedded value figures and are based on the accounting principles and embedded value principles as applied by these respective entities, which may differ from the accounting and European embedded value principles as used by SNS REAAL. Total Group EV is the sum of Group EVs from AXA NL, Winterthur NL and DBV NL. Group EV is based on the life embedded value (which excludes disability insurance) and non-life plus other shareholders' equity.*
4. *As per 2006. Based on SNS REAAL IFRS accounting principles.*

Transaction Highlights (Cont'd)

Excellent strategic fit

- Fits within SNS REAAL's acquisition strategy
- Improves position of REAAL Verzekeringen
  - Near doubling of Dutch insurance market share
  - Increased and broadened distribution power, including in key growth areas; disability, pensions and SMEs
  - Substantial scope to increase operational efficiency / economies of scale
- Further diversification of SNS REAAL's business mix

Financially Attractive

- Substantial cost synergies expected: in-market transaction
- Effective use of excess capital
- Will contribute positively to SNS REAAL's targets
- Expected to be EPS accretive as of 2008

Financing and Secondary Offering

- Acquisition will be financed with €350mn of new ordinary shares; offering to be launched before the summer holiday period
- Remaining financing will consist of a mix of hybrid capital and senior debt
- The Foundation will concurrently offer up to €250mn of secondary shares to increase liquidity (including €50mn over-allotment option)

Creating a Leading Dutch Insurance Player

Nearly doubling market share in the total Dutch insurance market is expected to further improve economies of scale

2005 Total Dutch Insurance Pro Forma Market Shares[1] – Top 10


Rank
1
2
3
4
New
#5
5
6
7
8
9
10
30%
20%
10%
0%
22.1%
18.1%
11.7%
10.0%
9.2%
4.0%
9.1%
5.2%
4.0%
3.8%
2.8%
2.2%
Eureko
ING
Fortis
Aviva
Combined
AEGON
REAAL Verzekeringen
AXA NL Combined(2)
Allianz
Swiss Life
Atradius

Significant Improvement in all Segments on a Portfolio Basis

	REAAL Verzekeringen	AXA NL Combined	Combined
Total life:	#6 / 6.0%	#7 / 4.8%[3]	#6 / 10.8%
Individual life:	#5 / 7.8%	#7 / 6.3%	#3 / 14.1%
Total non-life[1]:	#9 / 3.6%	#11 / 2.4%[4]	#7 / 6.0%

Note: All market shares and market positions are based on GWP (on a portfolio basis). Source: AM Jaarboek 2006.

1. *Excluding health insurance.*
2. *Total market share of AXA NL Combined includes market share of 2.06% AXA NL, 0.66% Winterthur NL and 1.30% DBV NL in 2005.*
3. *Total Life market share of AXA NL Combined includes market share of 2.21% AXA NL, 0.65% Winterthur NL and 1.91% DBV NL in 2005.*
4. *Total Non-life market share of AXA NL Combined includes market share of 1.74% AXA NL, 0.67% Winterthur NL and 0.02% DBV NL in 2005.*

Impact on SNS REAAL's Profile

Increasing diversification of SNS REAAL's sources of income

Pro Forma Net Profit Impact on SNS REAAL's Profile (1)

Profile at IPO


Insurance
41%
Life
33%
Non-Life
8%
Retail
Banking
59%

2005 Actual: €323mn

Pro Forma for 12 months inclusion of SPF(2)


SPF
15%
Insurance
39%
Life
34%
Non-Life
5%
Retail
Banking
46%

2006 Pro Forma: €431mn

Pro Forma for 12 months inclusion of SPF and AXA NL Combined(3)


SPF
11%
Insurance
53%
Life
39%
Non-Life
14%
Retail
Banking
36%

2006 Pro Forma: €557mn

1. *Net profit from "other activities" split pro rata over respective net profit contributions.*
2. *SPF included for 12 months in SNS REAAL including financing costs and other adjustments.*
3. *AXA NL Combined contribution on SNS REAAL IFRS basis, including VOBA amortisation and financing costs. Amortisation of VOBA of AXA NL Combined allocated to life net profit, financing costs split pro rata over life and non-life.*

Financially Attractive Transaction

- Substantial synergies driven by cost savings
- Effective use of excess capital
- Net profit for 2007 will accrue to SNS REAAL[1]

Contributes positively to return on equity

Expected to be EPS accretive as of 2008

Return on Investment above cost of capital

1. In the form of shareholders' equity up to closing of the acquisition.

Agenda

1. Transaction Highlights and Rationale
2. **Profile and Integration of AXA NL Combined**
3. Financial Impact of the Transaction
4. Financing of the Transaction
5. Conclusion

Recent History of AXA NL Combined

Acquisition of three separate legal entities

Acquisition of Winterthur by AXA S.A. in 2006


Pre-Acquisition
Credit Suisse
Acquired by AXA S.A.
Winterthur
Other Operations
Dutch Operations(1)
Winterthur NL
DBV NL(2)
AXA S.A.
Other Operations
Dutch Operations(1)
AXA NL
Post-Acquisition
AXA S.A.
AXA NL Combined
Other Operations
Dutch Operations(1)
AXA NL(3)
Winterthur NL(3)
DBV NL(3)

Management

AXA NL / Winterthur NL
- Jan van den Berg (CEO)
- Bert Jan Tiesenga (CFO)
- Jan Boogaard
- Peter van Solinge
- Erwin van der Wal
- Sander van der Ent
- Joanne Uijen
- Paul de Bruijn

DBV NL
- Jacques van Dijken (CEO)
- Jos Schoen (CFO)
- Marcel Nijholt
- Sabijn Timmers-Jansen

1. *Please note that the text boxes titled "Dutch Operations" do not represent legal entities.*
2. *DBV NL is a subsidiary of DBV Winterthur Holding AG, a publicly listed entity owned for approximately 97% by AXA.*
3. *AXA NL: AXA Nederland B.V., Winterthur NL: Winterthur Verzekeringen Holding B.V. and DBV NL: DBV Holding N.V.*

General Business Overview

Total GWP of €1,653mn and net profit of €182mn(1)

	Business Overview	2006 GWP(1)
AXA NL	• Active in the Netherlands since 1971 • Distribution through intermediaries • A leading position with underwriting agents • Excellent position in disability • Based in Utrecht, 574 average FTEs	
Winterthur NL	• Active in the Netherlands since 1875 • Distribution through intermediaries • Loyal customer base, strong position with IFA Networks • Solid back office performance • Based in Amsterdam, 195 average FTEs	
DBV NL	• Active in the Netherlands since 1989 • Distinct business model; – Niche player; entrepreneurial culture – Packages mortgages with life products • Based in Zeist, 210 year-end FTEs	
AXA NL Combined	• Approximately 980 FTEs	

Non-Life 36%
Life 64%
€808mn
Non-Life 36%
Life 64%
€260mn
Non-Life 0%
Life 100%
€585mn
Non-Life 23%
Life 77%
€1,653mn

2006 Stated Net Profit(1)(2)



63%
37%
€126mn
66%
€42mn
34%
100%
€14mn
0%
66%
34%
€182mn
0
100
200
Life
Non-Life

1. On SNS REAAL IFRS basis.
2. Normalised net profit on SNS REAAL IFRS basis amounted to €143mn in 2006. Net profit from other activities split pro rata over respective net profit contributions.

Strong Integration Track Record

SNS REAAL has a strong track-record in successful integration processes

- Recent acquisitions include
  - Zurich Nederland (2003)
  - Univé Leven portfolio (2004)
  - Nieuwe Hollandse Lloyd (2005)
  - Bouwfonds Property Finance (2006)
  - Regio Bank (expected to close in 2007)
- Integration Zurich Nederland
  - 50% costs reductions realised
  - Realised FTE reduction of approximately 50% in 2 years
- Integration Nieuwe Hollandse Lloyd
  - 39% FTE reduction to date
  - Integration expected to be fully finalised before year-end 2007

- Significant experience with integration of back offices, ICT systems and sales organisations
- Experience in staff reduction processes
  - Relocations
  - Best man for the job principle
  - Natural FTE attrition
- Conservative approach to cost synergies and integration with synergies phased over 4 years reflecting scale of AXA NL Combined acquisition

AXA NL and Winterthur NL Will be Integrated in REAAL Verzekeringen


SNS REAAL N.V.
100%
100%
100%
100%
SNS Bank N.V.
REAAL Verzekeringen N.V.
SNS REAAL Invest N.V.
SNS Asset Management N.V.
SNS Property Finance B.V.
Algemene Spaarbank voor Nederland ASN N.V.
CVB Bank N.V.(1)
BLG Hypotheekbank N.V.
SNS Securities N.V.
REAAL Levensverzekeringen N.V.
REAAL Schadeverzekeringen N.V.
Proteq Levensverzekeringen N.V.
Proteq Schadeverzekeringen N.V.
AXA Nederland B.V.
Winterthur Verzekeringen Holding B.V.
DBV Holding N.V.
Life activities will be integrated and rebranded into REAAL Levensverzekeringen N.V.
Non-Life activities will be integrated and rebranded into REAAL Schadeverzekeringen N.V.
Will continue to operate independently using the DBV brand

1. *Upon successful completion of Regio Bank acquisition, Regio Bank will be merged with CVB Bank and will both continue doing business under the name SNS Regio Bank.*

Integration Approach

Integration Scope

- AXA NL and Winterthur NL will be integrated into REAAL Verzekeringen
- All products to be run on one system per product line, back offices will be merged and use of shared services centers concept will be continued
- DBV NL will continue to operate under its own brand and will benefit from SNS REAAL's risk management, compliance and other staff functions

Experienced Integration Team

- Joint (SNS REAAL & AXA NL Combined) management & project committee
- Led by Cor van den Bos, member of SNS REAAL's Executive Board
- Detailed integration plan in place by the end of 2007
- Internal staff with significant experience in prior successful integrations
- External integration specialists to assist where required

Timing

- Integration of specific functions and units will be carefully planned and phased in order to manage execution risks
- Integration is expected to be completed by 2011

Substantial Synergies

- Expected fully phased pre-tax cost synergies of €50mn p.a. as of 2011
  - Back-end loaded: majority to be realised in last three years
  - Expected FTE reduction of ~ 400 out of combined FTEs of approximately 3,100
  - 40% of AXA NL Combined cost base[1]
  - Decrease of current high number of temporary staff ~ 10% of combined FTEs
  - Integration of operations
  - One head office

- Total estimated pre-tax restructuring cost of €60mn
  - 120% of cost synergies
  - Front-end loaded: majority to be taken in first three years
  - Consists mainly of ICT and facilities related costs and Human Resources expenses

- Potential revenue synergies expected to be offset by revenue attrition resulting in a neutral effect
  - Synergies: increase purchasing power, cross-selling opportunities
  - Attrition: dissynergies expected mainly with some intermediaries and in the underwriting agent market

1. *Based on a AXA NL Combined 2006 operational cost base (which excludes acquisitions costs) of €125mn.*

Agenda

1. Transaction Highlights and Rationale
2. Profile and Integration of AXA NL Combined
3. **Financial Impact of the Transaction**
4. Financing of the Transaction
5. Conclusion

Key Pro Forma 2006 Financials

AXA NL Combined and SNS REAAL's Key Financials 2006

€ million	AXA NL[1]	Winterthur NL[1]	DBV NL[1]	AXA NL Combined[1]	SNS REAAL Pro Forma[2]	Pro Forma[3]
Gross Premium Income	808	260	585	1,653	2,007	3,660
Net Premium Income	786	255	580	1,621	1,958	3,579
Net Profit	126	42	14	182	431	557
Normalised Net Profit	NA	NA	NA	143[5]	431	518[5]
Shareholders' Equity	757	253	153	1,163	3,200	3,540
Life EV	924	257	175	1,356	1,917	NA
Group EV	1,078	319	151	1,548	2,092	NA

AXA NL Combined 2006 Net Profit (€mn)



225
150
75
0
197
(15)(4)
182
(39)(5)
143
(56)
87
Stated Net Profit
SR IFRS Adjustments
Stated Net Profit SR IFRS
Normalisation
Standalone Normalised Net Profit
VOBA Depreciation & Financing Costs
AXA NL Combined Contribution

Commentary on Pro Forma Contribution

- Pro forma figures are based on 2006 figures. Contribution to SNS REAAL's net profit in 2007 will be particularly impacted by:
  - Cost synergies and restructuring costs
  - Expected higher financing costs vs. 2006
  - Purchase price accounting adjustments mainly due to final determination of intangibles and fair value of investments

1. *Based on SNS REAAL IFRS accounting. Figures of AXA NL Combined are a combination of the three entities on a stand-alone basis, using SNS REAAL IFRS accounting and excluding VOBA amortisation and financing costs.*
2. *SPF included for 12 months, including financing costs and other adjustments.*
3. *AXA NL Combined and SPF included for 100%, including VOBA amortisation, financing costs and other adjustments.*
4. *The SR IFRS adjustments mainly relate to the adjustment of 2006 investment income of Winterthur NL to reflect the accounting treatment of the sale of real estate property (the Rembrandt Tower) under SNS REAAL IFRS.*
5. *Post-tax normalisations consist of €39 million, mainly related to the sale of the Van Nierop portfolio, refund related to the sale of the health insurance portfolio, recognition of the curtailment benefit from a change in pension plan, and a release of an interest expense provision due to finalisation of tax return.*

2006 Side by Side Analysis

SNS REAAL Pro forma[1] versus AXA NL Combined[2] (€mn)

	SNS REAAL	AXA NL Combined	SNS REAAL	AXA NL Combined
Normalised Net Profit	75.1%	24.9%	431	143
Total Assets	83.3%	16.7%	79,742	16,001
Shareholders' Equity	73.3%	26.7%	3,200	1,163
FTE	85.1%	14.9%	5,609	~ 980

REAAL Verzekeringen versus AXA NL Combined (€mn)

	REAAL Verzekeringen	AXA NL Combined	REAAL Verzekeringen	AXA NL Combined
GWP	54.8%	45.2%	2,007	1,653
Normalised Net Profit	54.3%	45.7%	170[3]	143
Total Assets	50.9%	49.1%	16,591	16,001
Investments	52.7%	47.3%	13,293	11,916
Technical Reserves	55.5%	44.5%	13,313	10,659
Shareholders' Equity	52.9%	47.1%	1,304	1,163
Life EV[4]	58.6%	41.4%	1,917	1,356
Total EV[4]	57.5%	42.5%	2,092	1,548

Note: All figures on SNS REAAL IFRS basis.
1. *SPF included for 12 months, including financing costs and other adjustments.*
2. *Figures of AXA NL Combined are a combination of the three entities on a stand-alone basis, using SNS REAAL IFRS accounting and excluding VOBA amortisation and financing costs.*
3. *Stated 2006 net profit.*
4. *Embedded value figures relating to AXA NL, Winterthur NL and DBV NL are market consistent embedded value figures and are based on the accounting principles and embedded value principles as applied by these respective entities, which may differ from the accounting and European embedded value principles as used by SNS REAAL. Total Group EV is the sum of Group EVs from AXA NL, Winterthur NL and DBV NL. Group EV is based on the life embedded value (which excludes disability insurance) and non-life plus other shareholders' equity.*

Continued Commitment to Financial Targets

Current financial targets of SNS REAAL for 2007-2009 will remain in place

SNS REAAL

- Growth of earnings per share of 10% per annum on average, starting in 2006 up to year-end 2009, including acquisitions funded with existing capital
- Return on shareholders' equity of 15% per annum on average after tax
- Double leverage < 115%

REAAL Verzekeringen

- Life capital ratio > 150%
- Non-life capital ratio > 200%
- Operating cost/premium ratio < 13% as per year-end 2009
- Combined ratio for non-life insurance operations < 97% as per year-end 2009

SNS Bank

- SNS Bank BIS ratio > 11%
- SNS Bank Tier 1 ratio > 8%
- Efficiency ratio SNS Bank < 55% as per year-end 2009

Dividend Policy

- Continuation of current pay-out ratio of between 40%-45% of stated net profit (amount may vary from year to year)

Agenda

1. Transaction Highlights and Rationale
2. Profile and Integration of AXA NL Combined
3. Financial Impact of the Transaction
4. **Financing of the Transaction**
5. Conclusion

Financing Summary

Equity[1]	• SNS REAAL will raise €350mn of new equity • Intention to launch offering before summer holiday period
Debt	• Remaining financing will consist of a mix of hybrid capital and senior debt
Impact on Capital Structure	• Financing mix will utilise SNS REAAL's strong capital position • Double leverage will increase but expected to remain within stated target range • Solvency will decrease but expected to remain within stated target range • Financing to be raised at SNS REAAL level

1. *Secondary proceeds will accrue to the Foundation.*

Financing – Support from the Foundation

Goal of the Foundation

- Goal of the Foundation is to support SNS REAAL in its growth and development and act in the best interests of SNS REAAL, its subsidiaries, and its stakeholders

Rationale of Support

- The Foundation supports the decision of SNS REAAL to acquire AXA NL Combined
- The relatively small free float of SNS REAAL has limited liquidity, which the Foundation, upon request of SNS REAAL, wishes to address with its secondary sale
- However, in case of insufficient demand for the primary shares, the Foundation shall, upon request of the Executive Board, not sell secondary shares, but instead provide a backstop for the primary issue of shares by the Company and subscribe for up to 65.5% to the offering of primary shares
- The offering will not dilute the Foundation to a minority shareholding, however, the Foundation accepts that future growth of SNS REAAL may require it to become a minority shareholder

Ownership of Foundation

Current


Foundation
Free Float
65.5%
34.5%
SNS REAAL

Post Offering (including over-allotment)[1]


Foundation
Free Float
~55%
~45%
SNS REAAL

1. *Based on share price of €17.00 at closing of 1 June 2007, €350mn equity offering and €250mn secondary offering.*

Agenda

1. Transaction Highlights and Rationale
2. Profile of AXA NL Combined
3. Financial Impact of the Transaction
4. Financing of the Transaction
5. **Conclusion**

Conclusion

Excellent strategic fit	• Fits with SNS REAAL's acquisition strategy • Improved position of REAAL Verzekeringen – Near doubling of Dutch insurance market share – Increased distribution power, including in key growth areas; disability, pensions, SME – Substantial scope to increase operational efficiency / economies of scale • Further diversification of SNS REAAL's business mix
Financially Attractive	• Substantial cost synergies expected: in-market transaction • Effective use of excess capital • Will contribute positively to SNS REAAL's targets • Expected to be EPS accretive as of 2008
Increase Free Float and Liquidity	• Secondary sale by Foundation expected to further increase free float and enhance liquidity
Timing	• Completion of acquisition expected in second half 2007 (subject regulatory approvals, works council advice and other customary closing conditions)

SNS REAAL

Creating A Leading Dutch Insurer

4 June 2007

Disclaimer

This presentation has been prepared solely for use at the presentation to analysts to be made on 4 June 2007. By attending the meeting where this presentation is made, or by reading the presentation slides, you agree to be bound by the following limitations. By attending this presentation you acknowledge that you will be solely responsible for your own assessment of the market, the market and competitive position of SNS REAAL N.V. (the "Company"), and the market and competitive position of other market parties, and that you will conduct your own analysis and be solely responsible for forming your own view of the potential future performance of the Company's business.

This presentation is being supplied to you solely for your information and for use at the analyst presentation to be held in connection with the intended offering by the Company. This presentation and its contents are confidential and may not be further distributed or passed on to any other person or published or reproduced, in whole or in part, by any medium or in any form for any purpose.

This presentation contains financial information derived from the Company's audited consolidated financial statements for the year 2006 prepared under IFRS. In addition, this presentation contains certain unaudited non-IFRS financial measures, such as Embedded Value (EV). These financial measures may differ from similarly titled measures used by other companies. This presentation also contains financial information that has been extracted from the Company's and the Entities' (as defined below) unaudited management accounts.

This presentation contains information relating to entities that are subject of the intended acquisition by the Company (the "Entities"). This information is largely based on publicly available information only. The Entities have not yet been acquired by the Company. Financial information relating to the Entities is based on accounting principles different from the accounting principles as applied by the Company as set out in the prospectus to be issued by the Company together with Stichting Beheer SNS REAAL in due course in connection with the intended offering; and subject to the qualifications set out therein. This presentation also contains pro forma adjusted figures of the Entities which are based on their respective audited financial statements 2006, adjusted to the accounting principles as applied by the Company.

This presentation and information contained herein is not an offer of securities for sale in the United States and is not for publication or distribution to persons in the United States (within the meaning of Regulation S under the US Securities Act of 1933, as amended (the Securities Act)), Canada, Australia, Japan, Hong Kong (SAR) or any jurisdiction where such distribution is unlawful. Subject to certain limited exceptions, neither this presentation nor a copy of it may be taken or transmitted to the United States, its territories or possessions, or distributed directly or indirectly in the United States, its territories or possessions. Any failure to comply with this restriction may constitute a violation of U.S. securities laws. The distribution of this presentation in other jurisdictions may be restricted by law, and persons into whose possession this presentation comes should inform themselves about, and observe, any such restrictions. This presentation is being communicated in the United Kingdom only to persons who have professional experience in matters relating to investments falling within Article 19, 47 or 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (such persons being referred to as relevant persons). This presentation is only directed at relevant persons and other persons should not rely on or act upon this presentation or any of its contents.

The securities intended to be offered in the Company have not been and will not be registered under the Securities Act and may not be offered or sold in the United States or to or for the account or benefit of US persons, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. The securities intended to be offered in the Company have not been and will not be registered under the applicable securities laws of any state or jurisdiction of Australia, Canada or Japan, and may not be offered or sold within Australia, Canada or Japan or to or for the benefit of any national, resident or citizen of Australia, Canada or Japan.

The information in this presentation is given in confidence and the recipients of this presentation should not base any behaviour in relation to qualifying investments or relevant products which would amount to market abuse on the information in this presentation until after the information has been made generally available, nor should the recipient use the information in this presentation in any way which would constitute "market abuse".

This presentation has been prepared by the Company and is furnished to you solely for your information. The information set out herein has not been verified by the Company's advisors or any other person and may be subject to updating, completion, revision and amendment and such information may change materially. No representation or warranty, express or implied, is or will be made by the Company, its advisors or any other person as to the accuracy, completeness or fairness of the information or opinions contained in this presentation and any reliance you place on them will be at your sole risk. Without prejudice to the foregoing, neither the Company, its affiliates, its advisors (including Lehman Brothers International (Europe) as Sole Global Co-ordinator and together with Rabo Securities as Joint Bookrunners) nor its representatives accept any liability whatsoever arising, directly or indirectly, from use of this presentation or its contents or otherwise arising in connection therewith.

This presentation is dated 4 June 2007 and should be read in conjunction with (i) the audited annual accounts for 2006 and earlier years of the Company, and (ii) the prospectus to be issued by the Company together with Stichting Beheer SNS REAAL in due course in connection with the intended offering. Neither the delivery of this presentation nor any further discussions of the Company with any of the recipients shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since such date.

This presentation does not constitute or form part of, and should not be construed as, any offer for sale or subscription of, or solicitation of any offer to buy or subscribe for, any securities of the Company or any of its affiliates nor should it or any part of it form the basis of or be relied on in connection with, any contract or commitment whatsoever. This presentation does not constitute a recommendation regarding any securities of the Company or any of its affiliates. Any offer, subscription or solicitation regarding securities of the Company will be made by means of a prospectus to be issued by the Company together with Stichting Beheer SNS REAAL in due course in connection with the intended offering and any decision to purchase or subscribe for securities in connection with the intended offering described in this presentation should be made solely on the basis of the information contained in such prospectus.

This presentation contains forward-looking statements, including statements about the Company's expectations and targets. These statements are based on the Company's current plans, estimates and projections, as well as the Company's expectations of external conditions and events. In particular the words "expect", "anticipate", "estimate", "may", "should", "believe", "intend", "plan", "aim", "could", "will", "potential", and similar expressions are intended to identify forward-looking statements. Forward-looking statements including, but not limited to, assumptions, opinions and views of the Company or cited from third party sources involve inherent risks and uncertainties and speak only as of the date of this presentation. The Company undertakes no duty to and will not necessarily update any of them in light of new information or future events, except to the extent required by applicable law. The Company cautions you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements. As a result, you are cautioned not to place reliance on such forward-looking statements. The Company disclaims any obligation to update its view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law.

Agenda

1. **Transaction Highlights and Rationale**
2. Profile and Integration of AXA NL Combined
3. Financial Impact of the Transaction
4. Financing of the Transaction
5. Conclusion
6. Q&A

---

7. Appendices

Transaction Highlights

Transaction Scope

- Acquisition of three separate Dutch insurance entities from AXA S.A.
  - AXA Nederland (AXA NL): life and non-life insurance
  - Winterthur Verzekeringen (Winterthur NL): life and non-life insurance
  - DBV Verzekeringen (DBV NL): life insurance and mortgages
- Transaction effective as per 1 January 2007, expected to close in second half 2007
- Acquisition price of €1,750mn (P/E 2006 of 12.2x[(1)], P/EV 2006 of 1.1x[(1)] and P/BV 2006 of 1.5x[(1)]) plus accrued interest of 4% (on an annual basis) to the seller

Overview of AXA NL Combined

- Operates in the Netherlands only
- Active in both life and non-life insurance, targeting retail and SME customers
- Distribution through intermediaries, underwriting agents and IFA networks[(2)]
- Total GWP of €1,653mn, normalised net profit of €143mn, Total Group EV of €1,548mn, shareholders' equity of €1,163mn and approximately 980 FTEs[(3)]
- Total assets under management for own account of €8,333mn[(4)]

1. *Total normalised 2006 net profit of €143mn based on SNS REAAL IFRS accounting principles. 2006 group embedded value of €1,548mn and 2006 shareholders' equity of €1,163mn.*
2. *IFA Networks are so-called "inkoopcombinaties".*
3. *As per 2006. GWP and net profit are based on SNS REAAL IFRS accounting principles. Embedded value figures relating to AXA NL, Winterthur NL and DBV NL are market consistent embedded value figures and are based on the accounting principles and embedded value principles as applied by these respective entities, which may differ from the accounting and European embedded value principles as used by SNS REAAL. Total Group EV is the sum of Group EVs from AXA NL, Winterthur NL and DBV NL. Group EV is based on the life embedded value (which excludes disability insurance) and non-life plus other shareholders' equity.*
4. *As per 2006. Based on SNS REAAL IFRS accounting principles.*

Transaction Highlights (Cont'd)

Excellent strategic fit

- Fits within SNS REAAL's acquisition strategy
- Improves position of REAAL Verzekeringen
  - Near doubling of Dutch insurance market share
  - Increased and broadened distribution power, including in key growth areas; disability, pensions and SMEs
  - Substantial scope to increase operational efficiency / economies of scale
- Further diversification of SNS REAAL's business mix

Financially Attractive

- Substantial cost synergies expected: in-market transaction
- Effective use of excess capital
- Will contribute positively to SNS REAAL's targets
- Expected to be EPS accretive as of 2008

Financing and Secondary Offering

- Acquisition will be financed with €350mn of new ordinary shares; offering to be launched before the summer holiday period
- Remaining financing will consist of a mix of hybrid capital and senior debt
- The Foundation will concurrently offer up to €250mn of secondary shares to increase liquidity (including €50mn over-allotment option)

Creating a Leading Dutch Insurance Player

Nearly doubling market share in the total Dutch insurance market is expected to further improve economies of scale

2005 Total Dutch Insurance Pro Forma Market Shares[1] – Top 10


Rank
1
2
3
4
New
#5
5
6
7
8
9
10
30%
20%
10%
0%
22.1%
18.1%
11.7%
10.0%
9.2%
4.0%
9.1%
5.2%
4.0%
3.8%
2.8%
2.2%
Eureko
ING
Fortis
Aviva
Combined
AEGON
REAAL Verzekeringen
AXA NL Combined(2)
Allianz
Swiss Life
Atradius

Significant Improvement in all Segments on a Portfolio Basis

	REAAL Verzekeringen	AXA NL Combined	Combined
Total life:	#6 / 6.0%	#7 / 4.8%[3]	#6 / 10.8%
Individual life:	#5 / 7.8%	#7 / 6.3%	#3 / 14.1%
Total non-life[1]:	#9 / 3.6%	#11 / 2.4%[4]	#7 / 6.0%

Note: All market shares and market positions are based on GWP (on a portfolio basis). Source: AM Jaarboek 2006.
1. *Excluding health insurance.*
2. *Total market share of AXA NL Combined includes market share of 2.06% AXA NL, 0.66% Winterthur NL and 1.30% DBV NL in 2005.*
3. *Total Life market share of AXA NL Combined includes market share of 2.21% AXA NL, 0.65% Winterthur NL and 1.91% DBV NL in 2005.*
4. *Total Non-life market share of AXA NL Combined includes market share of 1.74% AXA NL, 0.67% Winterthur NL and 0.02% DBV NL in 2005.*

Increased Distribution Power

- AXA NL Combined broadens relationships with intermediaries
  - AXA NL: over 500 active intermediaries and 100 underwriting agents
  - Winterthur NL: over 500 active intermediaries
  - DBV NL: over 700 active intermediaries

- Combination will be a leading player in the underwriting agents market, where AXA NL Combined is ranked highly in intermediary surveys

- AXA NL is well positioned towards the high-end segment of the intermediary market and has developed an institutional channel for disability insurance products

- Winterthur has a strong position with IFA networks

- DBV NL is well positioned with selected major Dutch mortgage retailers

- Lever upon AXA NL Combined's strong distribution platform in key growth areas: disability, pensions and SMEs

Sharing Best Practices

- Combination can lever on REAAL Verzekeringen's strong position with intermediaries as proven by its top rankings in the yearly performance survey among intermediaries[1]
- Sharing best practices / complementary set of skills
  - REAAL Verzekeringen scores strongly in processes, products and marketing[1]
  - AXA NL scores strongly in SME and underwriting agents[1]
  - Winterthur NL scores strongly in back-office processing[1]
  - DBV NL scores strongly in flexible product characteristics[1]


IG&H Performance Index
Life Insurance 2006
Rank(2)
#5
#8
#14
#19
110
100
90
Performance
102.5
101.0
99.0
94.0
REAAL
DBV NL
Winterthur NL
AXA NL


IG&H Performance Index
Non-Life Insurance 2006
Rank(3)
#6
#9
#16
110
100
90
Performance
101.2
100.0
96.5
REAAL
AXA NL
Winterthur NL


IG&H Performance Index
Underwriting Agents 2007
Rank(4)
#2
#5
110
100
90
Performance
103.3
99.6
AXA NL
REAAL

1. *IG&H management consultants conduct a yearly survey among intermediaries in the Dutch insurance market.*
2. *Based on a total of 17 players, market average is 100.6. Source: IG&H Management Consultants 2006 (Nationaal Performance Onderzoek Levensverzekeraars 2006).*
3. *Based on a total of 19 players, market average is 100.3. Source: IG&H Management Consultants 2006 (Nationaal Performance Onderzoek Levensverzekeraars 2006).*
4. *Based on a total of 8 players, market average is 100.5. Source: IG&H Management Consultants 2007 (Nationaal Performance Onderzoek Levensverzekeraars 2007).*

Impact on SNS REAAL's Profile

Increasing diversification of SNS REAAL's sources of income

Pro Forma Net Profit Impact on SNS REAAL's Profile (1)

Profile at IPO


Insurance
41%
Life
33%
Non-Life
8%
Retail
Banking
59%

2005 Actual: €323mn

Pro Forma for 12 months inclusion of SPF(2)


SPF
15%
Insurance
39%
Life
34%
Non-Life
5%
Retail
Banking
46%

2006 Pro Forma: €431mn

Pro Forma for 12 months inclusion of SPF and AXA NL Combined(3)


SPF
11%
Insurance
53%
Life
39%
Non-Life
14%
Retail
Banking
36%

2006 Pro Forma: €557mn

1. *Net profit from "other activities" split pro rata over respective net profit contributions.*
2. *SPF included for 12 months in SNS REAAL including financing costs and other adjustments.*
3. *AXA NL Combined contribution on SNS REAAL IFRS basis, including VOBA amortisation and financing costs. Amortisation of VOBA of AXA NL Combined allocated to life net profit, financing costs split pro rata over life and non-life.*

Financially Attractive Transaction

- Substantial synergies driven by cost savings
- Effective use of excess capital
- Net profit for 2007 will accrue to SNS REAAL[1]

Contributes positively to return on equity

Expected to be EPS accretive as of 2008

Return on Investment above cost of capital

1. *In the form of shareholders' equity up to closing of the acquisition.*

Agenda

1. Transaction Highlights and Rationale
2. **Profile and Integration of AXA NL Combined**
3. Financial Impact of the Transaction
4. Financing of the Transaction
5. Conclusion
6. Q&A

---

7. Appendices

Recent History of AXA NL Combined

Acquisition of three separate legal entities

Acquisition of Winterthur by AXA S.A. in 2006

Pre-Acquisition | **Post-Acquisition**


Credit Suisse
Acquired by AXA S.A.
Winterthur
Other Operations
Dutch Operations(1)
Winterthur NL
DBV NL(2)
AXA S.A.
Other Operations
Dutch Operations(1)
AXA NL
AXA S.A.
AXA NL Combined
Other Operations
Dutch Operations(1)
AXA NL(3)
Winterthur NL(3)
DBV NL(3)

Management

AXA NL / Winterthur NL

- Jan van den Berg (CEO)
- Bert Jan Tiesenga (CFO)
- Jan Boogaard
- Peter van Solinge
- Erwin van der Wal
- Sander van der Ent
- Joanne Uijen
- Paul de Bruijn

DBV NL

- Jacques van Dijken (CEO)
- Jos Schoen (CFO)
- Marcel Nijholt
- Sabijn Timmers-Jansen

1. *Please note that the text boxes titled "Dutch Operations" do not represent legal entities.*
2. *DBV NL is a subsidiary of DBV Winterthur Holding AG, a publicly listed entity owned for approximately 97% by AXA.*
3. *AXA NL: AXA Nederland B.V., Winterthur NL: Winterthur Verzekeringen Holding B.V. and DBV NL: DBV Holding N.V.*

General Business Overview

Total GWP of €1,653mn and net profit of €182mn(1)

Business Overview | **2006 GWP(1)** | **2006 Stated Net Profit(1)(2)**

AXA NL
- Active in the Netherlands since 1971
- Distribution through intermediaries
- A leading position with underwriting agents
- Excellent position in disability
- Based in Utrecht, 574 average FTEs

Winterthur NL
- Active in the Netherlands since 1875
- Distribution through intermediaries
- Loyal customer base, strong position with IFA Networks
- Solid back office performance
- Based in Amsterdam, 195 average FTEs

DBV NL
- Active in the Netherlands since 1989
- Distinct business model;
  - Niche player; entrepreneurial culture
  - Packages mortgages with life products
- Based in Zeist, 210 year-end FTEs

AXA NL Combined
- Approximately 980 FTEs


Non-Life
36%
Life
64%
€808mn
Non-Life
36%
Life
64%
€260mn
Non-Life
0%
Life
100%
€585mn
Non-Life
23%
Life
77%
€1,653mn


63%
37%
€126m n
66%
€42m n
34%
100%
€14m n
0%
66%
34%
€182m n
0
100
200
Life
Non-Life

1. *On SNS REAAL IFRS basis.*
2. *Normalised net profit on SNS REAAL IFRS basis amounted to €143mn in 2006. Net profit from other activities split pro rata over respective net profit contributions.*

Life GWP Breakdown 2006

Maintaining diversified business mix


AXA NL Combined
REAAL Verzekeringen
Pro Forma
Group vs. Individual Products
Group 6%
Individual 94%
Group 7%
Individual 93%
Group 7%
Individual 93%
Traditional vs. Unit Linked Products
Unit Linked 31%
Traditional 69%
Unit Linked 41%
Traditional 59%
Unit Linked 36%
Traditional 64%
Regular vs. Single Premium Products
Single 49%
Regular 51%
Single 41%
Regular 59%
Single 45%
Regular 55%
€1,267mn
€1,561mn
€2,828mn

Non-Life GWP Breakdown 2006

Further diversifying business mix

2006 Non-life GWP AXA NL Combined

AXA NL Combined


Other
11%
Accident,
Health & Disability
23%
Fire
24%
Motor
42%

€386mn

REAAL Verzekeringen


Accident,
Health & Disability
6%
Other
17%
Fire
31%
Motor
46%

€446mn

Pro Forma[1]


Other
14%
Accident,
Health & Disability
14%
Fire
27%
Motor
45%

€832mn

1. *Split per product segment is the sum of the split for AXA NL Combined and REAAL Verzekeringen.*

Strong Integration Track Record

SNS REAAL has a strong track-record in successful integration processes

- Recent acquisitions include
  - Zurich Nederland (2003)
  - Univé Leven portfolio (2004)
  - Nieuwe Hollandse Lloyd (2005)
  - Bouwfonds Property Finance (2006)
  - Regio Bank (expected to close in 2007)
- Integration Zurich Nederland
  - 50% costs reductions realised
  - Realised FTE reduction of approximately 50% in 2 years
- Integration Nieuwe Hollandse Lloyd
  - 39% FTE reduction to date
  - Integration expected to be fully finalised before year-end 2007

- Significant experience with integration of back offices, ICT systems and sales organisations
- Experience in staff reduction processes
  - Relocations
  - Best man for the job principle
  - Natural FTE attrition
- Conservative approach to cost synergies and integration with synergies phased over 4 years reflecting scale of AXA NL Combined acquisition

AXA NL and Winterthur NL Will be Integrated in REAAL Verzekeringen


SNS REAAL N.V.
100%
100%
100%
100%
SNS Bank N.V.
REAAL Verzekeringen N.V.
SNS REAAL Invest N.V.
SNS Asset Management N.V.
SNS Property Finance B.V.
Algemene Spaarbank voor Nederland ASN N.V.
CVB Bank N.V.(1)
BLG Hypotheekbank N.V.
SNS Securities N.V.
REAAL Levensverzekeringen N.V.
REAAL Schadeverzekeringen N.V.
Proteq Levensverzekeringen N.V.
Proteq Schadeverzekeringen N.V.
AXA Nederland B.V.
Winterthur Verzekeringen Holding B.V.
DBV Holding N.V.
Life activities will be integrated and rebranded into REAAL Levensverzekeringen N.V.
Non-Life activities will be integrated and rebranded into REAAL Schadeverzekeringen N.V.
Will continue to operate independently using the DBV brand

1. *Upon successful completion of Regio Bank acquisition, Regio Bank will be merged with CVB Bank and will both continue doing business under the name SNS Regio Bank.*

Integration Approach

Integration Scope

- AXA NL and Winterthur NL will be integrated into REAAL Verzekeringen
- All products to be run on one system per product line, back offices will be merged and use of shared services centers concept will be continued
- DBV NL will continue to operate under its own brand and will benefit from SNS REAAL's risk management, compliance and other staff functions

Experienced Integration Team

- Joint (SNS REAAL & AXA NL Combined) management & project committee
- Led by Cor van den Bos, member of SNS REAAL's Executive Board
- Detailed integration plan in place by the end of 2007
- Internal staff with significant experience in prior successful integrations
- External integration specialists to assist where required

Timing

- Integration of specific functions and units will be carefully planned and phased in order to manage execution risks
- Integration is expected to be completed by 2011

Substantial Synergies

- Expected fully phased pre-tax cost synergies of €50mn p.a. as of 2011
  - Back-end loaded: majority to be realised in last three years
  - Expected FTE reduction of ~ 400 out of combined FTEs of approximately 3,100
  - 40% of AXA NL Combined cost base[1]
  - Decrease of current high number of temporary staff ~ 10% of combined FTEs
  - Integration of operations
  - One head office

- Total estimated pre-tax restructuring cost of €60mn
  - 120% of cost synergies
  - Front-end loaded: majority to be taken in first three years
  - Consists mainly of ICT and facilities related costs and Human Resources expenses

- Potential revenue synergies expected to be offset by revenue attrition resulting in a neutral effect
  - Synergies: increase purchasing power, cross-selling opportunities
  - Attrition: dissynergies expected mainly with some intermediaries and in the underwriting agent market

1. Based on a AXA NL Combined 2006 operational cost base (which excludes acquisitions costs) of €125mn.

Agenda

Key Pro Forma 2006 Financials

AXA NL Combined and SNS REAAL's Key Financials 2006

€ million	AXA NL[1]	Winterthur NL[1]	DBV NL[1]	AXA NL Combined[1]	SNS REAAL Pro Forma[2]	Pro Forma[3]
Gross Premium Income	808	260	585	1,653	2,007	3,660
Net Premium Income	786	255	580	1,621	1,958	3,579
Net Profit	126	42	14	182	431	557
Normalised Net Profit	NA	NA	NA	143[5]	431	518[5]
Shareholders' Equity	757	253	153	1,163	3,200	3,540
Life EV	924	257	175	1,356	1,917	NA
Group EV	1,078	319	151	1,548	2,092	NA

AXA NL Combined 2006 Net Profit (€mn)


225
150
75
0
197
(15)[4]
182
(39)[5]
143
(56)
87
Stated Net Profit
SR IFRS Adjustments
Stated Net Profit SR IFRS
Normalisation
Standalone Normalised Net Profit
VOBA Depreciation & Financing Costs
AXA NL Combined Contribution

Commentary on Pro Forma Contribution

- Pro forma figures are based on 2006 figures. Contribution to SNS REAAL's net profit in 2007 will be particularly impacted by:
  - Cost synergies and restructuring costs
  - Expected higher financing costs vs. 2006
  - Purchase price accounting adjustments mainly due to final determination of intangibles and fair value of investments

1. *Based on SNS REAAL IFRS accounting. Figures of AXA NL Combined are a combination of the three entities on a stand-alone basis, using SNS REAAL IFRS accounting and excluding VOBA amortisation and financing costs.*
2. *SPF included for 12 months, including financing costs and other adjustments.*
3. *AXA NL Combined and SPF included for 100%, including VOBA amortisation, financing costs and other adjustments.*
4. *The SR IFRS adjustments mainly relate to the adjustment of 2006 investment income of Winterthur NL to reflect the accounting treatment of the sale of real estate property (the Rembrandt Tower) under SNS REAAL IFRS.*
5. *Post-tax normalisations consist of €39 million, mainly related to the sale of the Van Nierop portfolio, refund related to the sale of the health insurance portfolio, recognition of the curtailment benefit from a change in pension plan, and a release of an interest expense provision due to finalisation of tax return.*

2006 Side by Side Analysis

SNS REAAL Pro forma[1] versus AXA NL Combined[2] (€mn)

	SNS REAAL (%)	AXA NL Combined (%)	SNS REAAL	AXA NL Combined
Normalised Net Profit	75.1%	24.9%	431	143
Total Assets	83.3%	16.7%	79,742	16,001
Shareholders' Equity	73.3%	26.7%	3,200	1,163
FTE	85.1%	14.9%	5,609	~ 980

REAAL Verzekeringen versus AXA NL Combined (€mn)

	REAAL Verzekeringen (%)	AXA NL Combined (%)	REAAL Verzekeringen	AXA NL Combined
GWP	54.8%	45.2%	2,007	1,653
Normalised Net Profit	54.3%	45.7%	170[3]	143
Total Assets	50.9%	49.1%	16,591	16,001
Investments	52.7%	47.3%	13,293	11,916
Technical Reserves	55.5%	44.5%	13,313	10,659
Shareholders' Equity	52.9%	47.1%	1,304	1,163
Life EV[4]	58.6%	41.4%	1,917	1,356
Total EV[4]	57.5%	42.5%	2,092	1,548

Note: All figures on SNS REAAL IFRS basis.

1. *SPF included for 12 months, including financing costs and other adjustments.*
2. *Figures of AXA NL Combined are a combination of the three entities on a stand-alone basis, using SNS REAAL IFRS accounting and excluding VOBA amortisation and financing costs.*
3. *Stated 2006 net profit.*
4. *Embedded value figures relating to AXA NL, Winterthur NL and DBV NL are market consistent embedded value figures and are based on the accounting principles and embedded value principles as applied by these respective entities, which may differ from the accounting and European embedded value principles as used by SNS REAAL. Total Group EV is the sum of Group EVs from AXA NL, Winterthur NL and DBV NL. Group EV is based on the life embedded value (which excludes disability insurance) and non-life plus other shareholders' equity.*

Mix of Investment Portfolio and Reserves

AXA NL Combined has a similar mix of assets and liabilities

Asset Mix 2006 – Investment Portfolio for Own Account

AXA NL Combined


Equities
13%
Fixed Income
and Other
87%

€8,333mn

REAAL Verzekeringen


Equities
13%
Fixed Income
and Other
87%

€9,338mn

Pro Forma


Equities
13%
Fixed Income
and Other
87%

€17,671mn

Total Investments 2006

AXA NL Combined


Unit-Linked
30%
For
Own Risk
70%

€11,916mn

Pro Forma


Unit-Linked
30%
For
Own Risk
70%

€25,209mn

Total Technical Reserves 2006

AXA NL Combined


Unit-Linked
31%
For
Own Risk
69%

€10,659mn

Pro Forma


Unit-Linked
30%
For
Own Risk
70%

€23,972mn

Embedded Value – Highlights

Transaction P/EV of 1.1x

Stated Embedded Value 2006					
€ million	AXA NL[1]	Winterthur NL[1]	DBV NL[1]	AXA NL Combined[1]	REAAL Verzekeringen[2]
ANAV Life	412	163	143	718	1,099
VIF Life	511	94	32	637	818
EV Life	**924**	**257**	**175**	**1,356**	**1,917**
NAV Non-Life	117	68	4	189	175
NAV Other	37	(6)	(28)	3	0
Group EV 2006	**1,078**	**319**	**151**	**1,548**	**2,092**
Life New Business Value	1	9	1	11	20
Life APE	48	27	56	131	196
Life NBV Margin	2.1%	33.5%	1.8%	8.5%	10.2%

- The reintegration of its previously outsourced back-office systems limited NBV for 2006
- AXA NL Combined disability insurance is included in the non-life insurance operations and, therefore, not in the life insurance embedded value

1. *Embedded value figures relating to AXA NL, Winterthur NL and DBV NL are market consistent embedded value figures and are based on the accounting principles and embedded value principles as applied by these respective entities, which may differ from the accounting and European embedded value principles as used by SNS REAAL. Total Group EV is the sum of Group EVs from AXA NL, Winterthur NL and DBV NL. Group EV is based on the life embedded value (which excludes disability insurance) and non-life plus other shareholders' equity.*
2. *Source: SNS REAAL Embedded Value report 2006.*

Continued Commitment to Financial Targets

Current financial targets of SNS REAAL for 2007-2009 will remain in place

SNS REAAL	• Growth of earnings per share of 10% per annum on average, starting in 2006 up to year-end 2009, including acquisitions funded with existing capital • Return on shareholders' equity of 15% per annum on average after tax • Double leverage < 115%
REAAL Verzekeringen	• Life capital ratio > 150% • Non-life capital ratio > 200% • Operating cost/premium ratio < 13% as per year-end 2009 • Combined ratio for non-life insurance operations < 97% as per year-end 2009
SNS Bank	• SNS Bank BIS ratio > 11% • SNS Bank Tier 1 ratio > 8% • Efficiency ratio SNS Bank < 55% as per year-end 2009
Dividend Policy	• Continuation of current pay-out ratio of between 40%-45% of stated net profit (amount may vary from year to year)

Trading Update Q1 2007[1] & Outlook

SNS REAAL Q1 2007	• Continued growth in net profit, excluding the impact of the January 2007 storm – Driven by SNS PF's contribution and REAAL Life Insurance • Operating expenses for the group (excluding SNS PF) lower versus H2 2006
REAAL Verzekeringen Q1 2007	• Net profit life insurance up – Driven by higher regular premiums and lower operating costs • January 2007 storm impacted non-life results
SNS Bank Q1 2007	• Lower net profit at SNS Bank (excluding SNS PF) – Significantly lower realised gains on bonds in line with earlier statements – Slightly negative result on derivatives and other financial instruments – Net interest income higher • SNS PF: encouraging revenue growth, healthy pipeline for the rest of the year • Market share for mortgages on a new production basis slightly below target range
Outlook	• Positive development in savings and investments, property finance, pensions, disability insurance and SME non-life products • Market conditions to remain challenging (especially mortgages and individual life) • No significant change in interest climate and yield curve expected

1. *Source: SNS REAAL Q1 2007 trading update (7 May 2007).*

Agenda

Financing Summary

Equity[1]	• SNS REAAL will raise €350mn of new equity • Intention to launch offering before summer holiday period
Debt	• Remaining financing will consist of a mix of hybrid capital and senior debt
Impact on Capital Structure	• Financing mix will utilise SNS REAAL's strong capital position • Double leverage will increase but expected to remain within stated target range • Solvency will decrease but expected to remain within stated target range • Financing to be raised at SNS REAAL level

1. *Secondary proceeds will accrue to the Foundation.*

Financing – Details on Intended Equity Offering

Issuer	• SNS REAAL N.V. ("SNS REAAL") to issue €350mn of new ordinary shares
Selling Shareholder	• Stichting Beheer SNS REAAL ("Foundation") to sell up to €250mn of existing ordinary shares, including the €50mn over-allotment option
Primary / Secondary	• 58% primary offering • 42% secondary offering including over-allotment option
Use Primary Proceeds	• Acquisition of AXA NL, Winterthur NL, DBV NL
Use Secondary Proceeds	• Accrues to the Foundation
Listing	• Euronext Amsterdam
Offering Structure	• Exclusion of pre-emptive rights • Public offering in the Netherlands to institutional and retail investors • International offering to institutions
Retail Offering	• Preferential allocation up to 200 shares to eligible retail investors
Lock-Up	• 180 days for SNS REAAL / 360 days for Foundation
Syndicate	• Sole Global Co-ordinator: Lehman Brothers • Joint Bookrunners: Lehman Brothers & Rabo Securities • Co-lead manager: SNS Securities
Timing	• Intention to launch before the summer holiday period

Financing – Support from the Foundation

Goal of the Foundation

- Goal of the Foundation is to support SNS REAAL in its growth and development and act in the best interests of SNS REAAL, its subsidiaries, and its stakeholders

Rationale of Support

- The Foundation supports the decision of SNS REAAL to acquire AXA NL Combined
- The relatively small free float of SNS REAAL has limited liquidity, which the Foundation, upon request of SNS REAAL, wishes to address with its secondary sale
- However, in case of insufficient demand for the primary shares, the Foundation shall, upon request of the Executive Board, not sell secondary shares, but instead provide a backstop for the primary issue of shares by the Company and subscribe for up to 65.5% to the offering of primary shares
- The offering will not dilute the Foundation to a minority shareholding, however, the Foundation accepts that future growth of SNS REAAL may require it to become a minority shareholder

Ownership of Foundation

Ownership of SNS REAAL	Current	Post Offering (including over-allotment)[1]
Foundation	65.5%	~55%
Free Float	34.5%	~45%

1. Based on share price of €17.00 at closing of 1 June 2007, €350mn equity offering and €250mn secondary offering.

Agenda

1. Transaction Highlights and Rationale
2. Profile of AXA NL Combined
3. Financial Impact of the Transaction
4. Financing of the Transaction
5. **Conclusion**
6. Q&A

---

7. Appendices

Conclusion

Excellent strategic fit	• Fits with SNS REAAL's acquisition strategy • Improved position of REAAL Verzekeringen – Near doubling of Dutch insurance market share – Increased distribution power, including in key growth areas; disability, pensions, SME – Substantial scope to increase operational efficiency / economies of scale • Further diversification of SNS REAAL's business mix
Financially Attractive	• Substantial cost synergies expected: in-market transaction • Effective use of excess capital • Will contribute positively to SNS REAAL's targets • Expected to be EPS accretive as of 2008
Increase Free Float and Liquidity	• Secondary sale by Foundation expected to further increase free float and enhance liquidity
Timing	• Completion of acquisition expected in second half 2007 (subject regulatory approvals, works council advice and other customary closing conditions)

Agenda

Q&A

Agenda

1. Transaction Highlights and Rationale
2. Profile and Integration of AXA NL Combined
3. Financial Impact of the Transaction
4. Financing of the Transaction
5. Conclusion
6. Q&A

7. Appendices

Appendix

1. **Detailed Profile AXA NL Combined**
2. Detailed Pro Forma Financials
3. Detailed Market Share Analysis

Key Data: AXA NL

Business Overview (2006)

- Stated net profit of €126mn
- Strongly capitalised
  - Solvency margin life: 223%
  - Solvency margin non-life: 271%
- Life Embedded Value of €924mn
- Group Embedded Value of €1,078mn
- New Business Value of €1mn
- Annual Premium Equivalent of €48mn
- Distribution through over 500 active intermediaries and 100 underwriting agents
- Average FTE: 574

Profit and Loss Account

(in EUR millions)	AXA NL according to AXA NL IFRS	Total Adjustments	AXA NL according to SNS REAAL IFRS (before PPA)
Gross premium income	808	0	808
Reinsurance premiums	(22)	0	(22)
Net premium income	786	0	786
Result on investments	512	0	512
Other income	4	0	4
Total income	**1,302**	**0**	**1,302**
Technical expenses	959	0	959
Acquisition costs	123	0	123
Other expenses	48	0	48
Total expenses	**1,130**	**0**	**1,130**
Operating profit before taxation	**172**	**0**	**172**
Taxation	46	0	46
Net profit attributable to shareholders	**126**	**0**	**126**

Balance Sheet

(in EUR millions)	AXA NL according to AXA NL IFRS	Total Adjustments	AXA NL according to SNS REAAL IFRS (before PPA)
Assets			
Goodwill and other intangible assets	337	(220)	117
Investments	5,420	(368)	5,052
Investments for insurance contracts on behalf of policy holders	3,026	0	3,026
Other assets	543	(52)	491
Total assets	**9,326**	**(640)**	**8,686**
Equity and liabilities			
Equity attributable to shareholders	767	(10)	757
Participation certificates and subordinated debts	0	0	0
Technical provisions insurance contracts own risk and account	4,876	(223)	4,653
Technical provisions insurance contracts on behalf of policy holders	2,800	0	2,800
Other liabilities	883	(407)	476
Total equity and liabilities	**9,326**	**(640)**	**8,686**

Key Data: Winterthur NL

Business Overview (2006)

- 2006 stated net profit of €57mn
- Strongly capitalised
  - Solvency margin life: 256%
  - Solvency margin non-life: 420%
- Life Embedded Value of €257mn
- Group Embedded Value of €319mn
- New Business Value of €9mn
- Annual Premium Equivalent of €27mn
- Distribution through over 500 active intermediaries
- Average FTE: 195

Profit and Loss Account

(in EUR millions)	Winterthur NL according to Winterthur NL Dutch Gaap	Total Adjustments	Winterthur NL according to SNS REAAL IFRS (before PPA)
Gross premium income	260	0	260
Reinsurance premiums	(5)	0	(5)
Net premium income	255	0	255
Result on investments	103	(21)	82
Other income	15	0	15
Total income	**373**	(21)	**352**
Technical expenses	223	0	223
Acquisition costs	51	0	51
Other expenses	18	0	18
Total expenses	**292**	0	**292**
Operating profit before taxation	81	(21)	60
Taxation	24	(6)	18
Net profit attributable to shareholders	57	(15)	42

Balance Sheet

(in EUR millions)	Winterthur NL according to Winterthur NL Dutch Gaap	Total Adjustments	Winterthur NL according to SNS REAAL IFRS (before PPA)
Assets			
Goodwill and other intangible assets	9	0	9
Investments	1,540	15	1,555
Investments for insurance contracts on behalf of policy holders	188	0	188
Other assets	92	(20)	72
Total assets	1,829	(5)	1,824
Equity and liabilities			
Equity attributable to shareholders	235	18	253
Participation certificates and subordinated debts	0	0	0
Technical provisions insurance contracts own risk and account	1,173	(31)	1,142
Technical provisions insurance contracts on behalf of policy holders	188	0	188
Other liabilities	233	8	241
Total equity and liabilities	1,829	(5)	1,824

Key Data: DBV NL

Business Overview (2006)

- 2006 stated net profit of €14mn
- Well capitalised
  - Solvency margin life: 169%
  - Solvency margin non-life: 591%
- Life Embedded Value of €175mn
- Group Embedded Value of €151mn
- New Business Value of €1mn
- Annual Premium Equivalent of €56mn
- Distribution through over 500 active intermediaries
- Year-end FTE: 210

Profit and Loss Account

(in EUR millions)	DBV NL according to DBV NL IFRS	Total Adustments	DBV NL according to SNS REAAL IFRS (before PPA)
Gross premium income	585	0	585
Reinsurance premiums	(5)	0	(5)
Net premium income	580	0	580
Result on investments	234	0	234
Other income	16	0	16
Total income	**830**	0	**830**
Technical expenses	622	0	622
Acquisition costs	22	0	22
Other expenses	167	0	167
Total expenses	**811**	0	**811**
Operating profit before taxation	**19**	0	**19**
Taxation	5	0	5
Net profit attributable to shareholders	**14**	0	**14**

Balance Sheet

(in EUR millions)	DBV NL according to DBV NL IFRS	Total Adustments	DBV NL according to SNS REAAL IFRS (before PPA)
Assets			
Goodwill and other intangible assets	3	0	3
Investments	1,716	10	1,726
Investments for insurance contracts on behalf of policy holders	369	0	369
Loans and advances	3,110		3,110
Other assets	277	5	283
Total assets	5,476	15	5,491
Equity and liabilities			
Equity attributable to shareholders	142	11	153
Participation certificates and subordinated debts	25	0	25
Technical provisions insurance contracts own risk and account	1,507	0	1,507
Technical provisions insurance contracts on behalf of policy holders	369	0	369
Debt certificates	3,104	0	3,104
Other liabilities	329	4	333
Total equity and liabilities	5,476	15	5,491

Appendix

REAAL Verzekeringen Pro Forma Combined

Pro Forma Combined Profit and Loss Account 2006

(in EUR millions)	REAAL	AXA NL	Winterthur NL	DBV NL	AXA NL Combined	AXA NL Combined PPA	AXA NL Combined Financing	Consolidation & Elimination	Acquisition AXA NL Combined	Pro Forma
Net premium income	1,958	786	255	580	1,621				1,621	3,579
Result on investments	791	512	97	234	843				843	1,634
Other income	46	4	0	16	20				20	66
Total income insurance operations	2,795	1,302	352	830	2,484				2,484	5,279
Other income and eliminations									0	0
Total income	**2,795**	**1,302**	**352**	**830**	**2,484**	**0**	**0**	**0**	**2,484**	**5,279**
Technical expenses	2,294	1,082	274	644	2,000	31			2,031	4,325
Other expenses	268	48	18	167	233		36		269	537
Total expenses	**2,562**	**1,130**	**292**	**811**	**2,233**	**31**	**36**	**0**	**2,300**	**4,862**
Operating profit before taxation	**233**	**172**	**60**	**19**	**251**	**(31)**	**(36)**	**0**	**184**	**417**
Taxation	63	46	18	5	69	(9)	(11)		49	112
Net profit attributable to shareholders	**170**	**126**	**42**	**14**	**182**	**(22)**	**(25)**	**0**	**135**	**305**

REAAL Verzekeringen Pro Forma Combined

Pro Forma Combined Balance Sheet 31 December 2006

(in EUR millions)	REAAL	AXA NL	Winterthur NL	DBV NL	AXA NL Combined	AXA NL Combined PPA	AXA NL Combined Financing	Consolidation & Elimination	Acquisition AXA NL Combined	Pro Forma
Goodwill and other intangible assets	669	117	9	3	129	488		201	818	1,487
Tangible fixed assets	81	79	16	19	114				114	195
Investments	9,338	5,052	1,555	1,726	8,333				8,333	17,671
Investments for insurance contracts on behalf of policy holders	3,955	3,026	188	369	3,583				3,583	7,538
Loans and advances	919	0	0	3,110	3,110				3,110	4,029
Other assets	1,629	412	56	264	732	1	1,750	(1,750)	733	2,362
Total assets	**16,591**	**8,686**	**1,824**	**5,491**	**16,001**	**489**	**1,750**	**(1,549)**	**16,691**	**33,282**
Equity attributable to sharehı	1,304	757	253	153	1,163	386	700	(1,549)	700	2,004
Minority interest	3				0				0	3
Group equity	1,307	757	253	153	1,163	386	700	(1,549)	700	2,007
Participation certificates and subordinated debts	120	0	0	25	25				25	145
Debt certificates		*0*	*0*	*3,104*	*3,104*		*1,050*		*4,154*	*4,154*
Technical provisions insurance contracts own risk and account	9,404	4,653	1,142	1,507	7,302				7,302	16,706
Technical provisions insurance contracts on behalf of policy holders	3,909	2,800	188	369	3,357				3,357	7,266
Amounts due	1,065	0	75	4	79				79	1,144
Other liabilities	786	476	166	329	971	103			1,074	1,860
Total equity and liabilities	**16,591**	**8,686**	**1,824**	**5,491**	**16,001**	**489**	**1,750**	**(1,549)**	**16,691**	**33,282**

SNS REAAL Pro Forma Combined

Pro Forma Combined Profit and Loss Account 2006

(in EUR millions)	SNS REAAL	SNS PF (11 months)	SNS PF PPA (11 months)	SNS PF Financing (11 months)	SNS REAAL including SNS PF adjusted	AXA NL	Winterthur NL	DBV NL	AXA NL Combined	AXA NL Combined PPA	AXA NL Combined Financing	Consolidation & Elimination	Acquisition AXA NL Combined	Pro Forma
Net interest income banking operations	567	178	(13)		732							18	18	750
Net commission and management fees	120				120								0	120
Other income	81	6	(5)		82								0	82
Total income banking operations	768	184	(18)		934							18	18	952
Net premium income	1,958				1,958	786	255	580	1,621				1,621	3,579
Result on investments	791				791	512	97	234	843			(18)	825	1,616
Other income	46				46	4	0	16	20				20	66
Total income insurance operations	2,795				2,795	1,302	352	830	2,484			(18)	2,466	5,261
Other income and eliminations	4				4								0	4
Total income	**3,567**	**184**	**(18)**	**0**	**3,733**	**1,302**	**352**	**830**	**2,484**			**0**	**2,484**	**6,217**
Technical expenses	2,272				2,272	1,082	274	644	2,000	31			2,031	4,303
Other expenses	836	60	1	19	916	48	18	167	233	0	48		281	1,197
Total expenses	**3,108**	**60**	**1**	**19**	**3,188**	**1,130**	**292**	**811**	**2,233**	**31**	**48**	**0**	**2,312**	**5,500**
Operating profit before taxation	**459**	**124**	**(19)**	**(19)**	**545**	**172**	**60**	**19**	**251**	**(31)**	**(48)**	**0**	**172**	**717**
Taxation	88	36	(4)	(6)	114	46	18	5	69	(9)	(14)		46	160
Net profit attributable to shareholders	**371**	**88**	**(15)**	**(13)**	**431**	**126**	**42**	**14**	**182**	**(22)**	**(34)**	**0**	**126**	**557**

SNS REAAL Pro Forma Combined

Pro Forma Combined Balance Sheet 31 December 2006

(in EUR millions)	SNS REAAL	SNS PF (11 months)	SNS PF PPA (11 months)	SNS PF Financing (11 months)	SNS REAAL including SNS PF adjusted	AXA NL	Winterthur NL	DBV NL	AXA NL Combined	AXA NL Combined PPA	AXA NL Combined Financing	Consolidation & Elimination	Acquisition AXA NL Combined	Pro Forma
Goodwill and other intangible assets	883				883	117	9	3	129	488		201	818	1,701
Tangible fixed assets	320				320	79	16	19	114				114	434
Investments	10,900				10,900	5,052	1,555	1,726	8,333			(332)	8,001	18,901
Investments for insurance contracts on behalf of policy holders	3,955				3,955	3,026	188	369	3,583				3,583	7,538
Loans and advances	60,469				60,469	0	0	3,110	3,110				3,110	63,579
Other assets	3,215				3,215	412	56	264	732	1	1,750	(1,750)	733	3,948
Total assets	79,742	0	0	0	79,742	8,686	1,824	5,491	16,001	489	1,750	(1,881)	16,359	96,101
Equity attributable to shareholders	3,200				3,200	757	253	153	1,163	386	340	(1,549)	340	3,540
Participation certificates and	1,664				1,664	0	0	25	25				25	1,689
Debt certificates	31,259				31,259	0	0	3,104	3,104		1,410		4,514	35,773
Technical provisions insurance contracts own risk and account	9,374				9,374	4,653	1,142	1,507	7,302				7,302	16,676
Technical provisions insurance contracts on behalf of policy holders	3,909				3,909	2,800	188	369	3,357				3,357	7,266
Savings	13,678				13,678	0	0	0	0			(332)	(332)	13,346
Amounts due	14,013				14,013	0	75	4	79				79	14,092
Other liabilities	2,645				2,645	476	166	329	971	103			1,074	3,719
Total equity and liabilities	79,742	0	0	0	79,742	8,686	1,824	5,491	16,001	489	1,750	(1,881)	16,359	96,101

Appendix

1. Detailed Profile AXA NL Combined
2. Detailed Pro Forma Financials
3. **Detailed Market Share Analysis**

Significant Strengthening Dutch Market Position

2005 Life Insurance Market Share – Top 10



Rank 1 2 3 4 5 New #6 6 7 8 9
Total
30%
15%
0%
23.0%
16.1%
11.6%
10.9%
10.9%
10.8%
4.8%
6.0%
4.8%
4.2%
2.4%
ING
Eureko
AEGON
Fortis
Aviva
Combined
SNS REAAL
AXA NL Combined(1)
Swiss Life
Loyalis Leven
Rank 1 2 New #3 3 4 5 6 7 8 9
Individual
30%
15%
0%
20.4%
16.2%
14.1%
6.3%
12.8%
9.7%
7.8%
7.3%
6.3%
3.5%
2.9%
ING
Eureko
Combined
Fortis
Aviva
SNS REAAL
AEGON
AXA NL Combined
Loyalis Leven
Swiss Life

2005 Non-Life Insurance Market Share – Top 10(2)



Rank 1 2 3 4 5 6 New #7 7 8 9 10 11
30%
20%
10%
0%
20.1%
13.3%
8.7%
8.3%
7.9%
6.7%
6.0%
2.4%
4.1%
3.8%
3.6%
2.6%
2.4%
Eureko
Fortis
Allianz
Aviva
ING
Atra-dius
Com-bined
Unive-VGZ
AEGON
SNS REAAL
AIG
AXA NL Combined(3)

Note: All market shares are based on GWP. Source: ALM Jaarboek.

1. *Total Life market share of AXA NL Combined includes market share of 2.21% AXA Nederland, 0.65% Winterthur and 1.91% DBV in 2005.*
2. *Non-Life excluding health insurance.*
3. *Total Non-life market share of AXA NL Combined market share of 1.74% AXA Nederland, 0.67% Winterthur and 0.02% DBV in 2005.*

Press releases 2007

Final dividend 2006 SNS REAAL

As announced on 10 May 2007 the General Meeting of Shareholders of SNS REAAL N.V. on 9 May2007 adopted a resolution to pay out a final dividend of € 0.39 per share, which dividend shall be distributed in the form of an option dividend.

SNS REAAL N.V. announces that the number of shares with dividend rights entitling shareholders to receive one new share has been fixed at 44. Based on the volume weighted average price of all SNS REAAL shares traded on Eurolist by Euronext Amsterdam on 30 May 2007, 31 May 2007 and 1 June 2007, of € 17,074, 1/44th represents a value of € 0.3880, which is virtually equal to the value of the cash dividend of € 0.39.

Press releases 2007

SNS Institutional Microfinance Fund collects record breaking amount of € 125 million
Institutions invest heavily in microfinance

SNS Asset Management has closed its SNS Institutional Microfinance Fund with a record breaking commitment of € 125 million. This success has lead to the decision to reopen the fund until 1 October for a second tranche, to give more institutional investors the opportunity to participate. The SNS Institutional Microfinance Fund is an investment fund aimed at alleviating poverty and producing an attractive investment return by providing capital to microfinance institutions (MFIs) in developing countries.

"We are very proud of the success of our new SNS Asset Management Microfinance Fund", says Theo Brouwers, director of SNS Asset Management and responsible for developing and launching the fund. "We aimed for commitments totaling € 100 million. The fund's oversubscription is proof of the fact that institutional investors are searching for good investment opportunities that contribute to social development. The fast growing institutional market for microfinance demonstrates that professional asset management and social objectives are certainly not mutually exclusive. On the contrary, we would say."

Unique fund
The SNS Institutional Microfinance Fund is the first fund in its kind and is founded exclusively for institutional investors. Theo Brouwers points out the unique fact that the interest for microfinance in the Netherlands has turned out to be so enormous that almost all subscribers are Dutch institutional investors. Among these investors are a dozen large pension funds such as Stichting Spoorwegpensioenfonds (Railway Pension Fund) and Stichting Pensioenfonds voor de Grafische Bedrijven (Pension Fund for the Printing Industry), but also REAAL Verzekeringen (REAAL Insurance).

The Fund uses a "balanced" approach toward its microfinance investments: approximately 70 percent of the Fund's capital will have a fixed income character whereas up to 30 percent will be invested in equity of microfinance institutions. What is special about the fund is that - next to the above mentioned unique investment mix - about half of all investments will be made in local currencies, thereby addressing the needs of the local financial community in developing countries. The portfolio will be well diversified and represent all regions of the developing world. Next to the social aspect the inflow of new institutional capital will contribute to a better market process of microfinance loans.

Cooperating parties
SNS Asset Management is an investment manager for institutional investors and is part of SNS REAAL, the 5th largest financial group in The Netherlands. The total amount of assets managed by SNS Asset Management is € 16.4 billion. In the field of sustainable asset management SNS Asset Management is a pioneer in further developing the sustainability concept.
SNS Asset Management has appointed DWM Asset Management LLC, a member of the Developing World Markets group, as investment manager for the fund. DWM has global experience in granting loans and other financial instruments to microfinance institutions. DWM has engaged Triple Jump, in which SNS REAAL has a stake, as sub-advisor for a minority portion of the Fund.

"This Fund offers institutional investors an opportunity to invest in a diversified portfolio of microfinance assets via a single investment vehicle managed by a professional team of emerging markets and microfinance investment specialists," says Peter Johnson, Partner at DWM. Besides, by making long-term investments in MFIs it supports micro-entrepreneurs and other low-income individuals throughout the developing world."

Support through the fund

The fund does not grant loans to individual businesses but lends money to microfinance institutions or invests in their share capital. Those MFIs in turn grant loans to businesses, mostly ranging between $ 100 and $ 1500 for a term of between six months and one year. These loans enable small self-employed operators to start or expand a business. Remarkably, 90 percent of these business operators are women who improve their own circumstances by starting or expanding their business, but also those of their households and families. The lives of millions in developing regions benefit from a total of € 100 million.

SNS REAAL

Press Release
PERSBERICHT

Utrecht, 13 June 2007

Offering of € 350 million new shares by SNS REAAL and up to € 250 million existing shares by Stichting Beheer SNS REAAL

Utrecht, 13 June 2007 – SNS REAAL launches an equity offering of new ordinary shares of € 350 million to partly fund the acquisition of AXA S.A.'s Dutch insurance operations consisting of AXA Nederland B.V. ('AXA NL'), Winterthur Verzekeringen Holding B.V.('Winterthur NL') and DBV Holding N.V. ('DBV NL'), together referred to as 'AXA NL Combined'.

On 3 June 2007 SNS REAAL has entered into a binding Memorandum of Understanding to purchase AXA NL Combined for a cash consideration of €1,750 million, plus accrued interest of 4% per annum as from 1 January 2007 up until closing. The transaction is expected to close in the second half of 2007. In addition to the €350 million of equity SNS REAAL will finance the acquisition by a mix of hybrid capital and senior debt. The financing mix will enable the effective utilisation of SNS REAAL's excess capital and will enhance its capital structure. For more information regarding the acquisition and its financial impact on SNS REAAL we refer to our press release dated 4 June 2007 and the prospectus published today.

Upon request of the Executive Board of SNS REAAL, the Stichting Beheer SNS REAAL ('the Foundation') shall sell up to €200 million of existing ordinary shares, to increase the free float and thereby the liquidity in SNS REAAL shares. In addition, the Foundation has granted the underwriters an over-allotment option pursuant to which the underwriters may require the Foundation to sell at the same offer price up to €50 million additional existing ordinary shares held by it, to cover over-allotments, if any. Proceeds of the sale of existing shares will accrue to the Foundation.

The total combined offering of new and existing ordinary shares can, therefore, be up to €600 million (including the over-allotment option).

The equity offering

Use of proceeds

SNS REAAL will use the €350 million of proceeds from the offering of the new ordinary shares to partly fund its acquisition of AXA NL Combined. SNS REAAL will not receive any proceeds from the sale of up to €250 million existing ordinary shares (including the over-allotment option) by the Foundation.

Offer structure

The offering will be conducted on a non-pre emptive basis and will consist of a public offering to institutional and retail investors in the Netherlands and an international offering to institutional investors. The offer to retail investors in the Netherlands will commence once the prospectus is made generally available, which is expected to be the case no later than 14 June 2007.

Similar to the IPO of SNS REAAL, eligible retail investors will receive guaranteed allocation for the first two hundred shares they subscribe for.

The Foundation

The Foundation is SNS REAAL's majority shareholder. The goal of the Foundation is to support SNS REAAL in its growth and development and to act in the best interest of SNS REAAL and its stakeholders. The Foundation supports the decision of SNS REAAL to acquire AXA NL Combined.

To the extent the offering of the new ordinary shares is over-subscribed, the Foundation shall, at the request of the Executive Board, sell existing ordinary shares up to a maximum of € 250 million, including the over-allotment option. Based on the closing price of SNS REAAL shares on Friday 8 June of € 17.29, and based on the maximum offering size of € 600 million (i.e. € 350 million primary issue and € 250 million secondary sale), the Foundation would dilute its ownership in SNS REAAL from 65.5% to approximately 55%, resulting in a free float post transaction of approximately 45%. This offering will not dilute the Foundation to a minority shareholding, however, the Foundation accepts that future growth of SNS REAAL may require it to become a minority shareholder.

By way of backstop in the event of insufficient demand in relation to the offering of the new ordinary shares, the Foundation will undertake not to offer and sell any of its existing ordinary shares and to subscribe at the request of the Executive Board of SNS REAAL for up to 65.5% of the new ordinary shares being offered by SNS REAAL.

Lock-up

SNS REAAL and the Foundation have agreed with the underwriters not to sell or issue ordinary shares, other than by means of stock dividend, for a period of 180 days after settlement for SNS REAAL and 360 days for the Foundation.

Timing

Expected timetable for the equity offering:

Start subscription period for qualified investors	Wednesday 13 June at 9:00 CET
Start subscription period for retail investors	Thursday 14 June at 9:00 CET
End subscription period	Thursday 21 June at 17:30 CET
Pricing	Friday 22 June
Closing and settlement	Tuesday 26 June

Lehman Brothers is acting as Sole Global Co-Ordinator on the equity offering. Lehman Brothers and Rabo Securities are acting as Joint Bookrunners and Joint Listing Agents and SNS Securities as a Co-Lead Manager on the equity offering.

Additional information

The prospectus for the equity offering referred to in this announcement will be available at the start of the subscription period for retail investors on the company website www.snsreaal.nl and at SNS REAAL's head office, Croeselaan 1, 3521 BJ Utrecht. In addition, the prospectus can be obtained at Euronext Amsterdam, website www.euronext.com, and at Rabo Securities; email: prospectus@rabobank.com; tel: +31 (0)20 462 4602 fax: +31 (0)20 460 4949 and Amstelplein 1, 1096 HA Amsterdam.

Profile SNS REAAL

SNS REAAL is an innovative service provider in the banking and insurance sector with a prime focus on the Dutch retail market and on small and medium-sized businesses. Its activities cover three main product groups: mortgages and property finance, savings and investments and insurance. Its balance sheet amounts to € 80 billion. In 2006 its net profit was € 371 million. NWP of its subsidiary REAAL Verzekeringen amounted to € 1,958 million (GWP of € 2,007 million). SNS REAAL employed 5,609 FTEs on average over 2006.

For further information:

SNS REAAL Corporate Communications
concerncommunicatie@snsreaal.nl
Tom Gordijn
Tel: +31 (0)30 291 4877
tom.gordijn@snsreaal.nl

SNS REAAL Investor Relations
investorrelations@snsreaal.nl
Jacob Bosscha
Tel: +31 (0) 30 291 4246
jacob.bosscha@snsreaal.nl

Ralph van 't Hoff
Tel: +31 (0) 30 291 4247
ralph.vanthoff@snsreaal.nl

Disclaimer

These materials are not for release, distribution or publication, whether directly or indirectly and whether in whole or in part, into or in the United States, Australia, Canada, or Japan.

These materials are for information purposes only and are not intended to constitute, and should not be construed as, an offer to sell or a solicitation of any offer to buy the securities of SNS REAAL N.V. (the Issuer, and such securities, the Securities) in the United States or in any other jurisdiction.

The Securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the US Securities Act) and may only be offered or sold in the United States (as defined in Regulation S under the US Securities Act) if registered under the Securities Act or an exemption from such registration is available. There will be no public offering of securities in the United States.

The Securities will not be the subject of an offer of securities to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the Issuer of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority.

This document is only being distributed to and is only directed at: (i) persons who are outside the United Kingdom; or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as **Relevant Persons**). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, Relevant Persons. Any person who is not a Relevant Person should not act or rely on this document or any of its contents.

The offer to acquire Securities pursuant to the proposed offering will be made, and any investor should make his investment, solely on the basis of information that is contained in the prospectus that will be made generally available in the Netherlands in connection with such offering set out above. Pending the prospectus being made generally available, the Securities are offered to qualified investors in the Netherlands only.

Press releases 2007

SNS Securities and VVAA are negotiating acquisition of FBS Bankiers

SNS Securities and VVAA Groep are engaged in exclusive negotiations regarding a potential acquisition of FBS Bankiers, a specialised securities firm that provides services to both private and institutional clients. The parties are looking to reach agreement as early as this summer.

A total of 30 employees will join SNS Securities. It is the intention to integrate SNS Securities and FBS Bankiers as soon as possible.

By acquiring FBS Bankiers SNS Securities will strengthen its position in the Dutch market.

The parties are looking to reach final agreement and complete the proposed acquisition before the end of the summer, subject to the approval of the regulatory authorities and the recommendation of the works councils involved.

Amsterdam-based securities firm FBS Bankiers provides investment services to both private and institutional investors. Its core services are securities advice and asset management. FBS Bankiers has a turnover of less than € 10 million,

FBS Bankiers is a subsidiary of VVAA Groep, a Utrecht-based financial service provider for healthcare professionals.

SNS Securities, a subsidiary of SNS Bank, is part of SNS REAAL, a banking and insurance service provider. SNS Securities provides investment services related to research, liquidity provision and corporate finance, in addition to providing consultancy and management services to both private and institutional investors.

24

SNS REAAL

SNS REAAL offering priced at € 16.50 per share

Utrecht, June 22, 2007 - SNS REAAL N.V. ("SNS REAAL") announced today that it priced the offering of 21,212,121 new ordinary shares at € 16.50 per share. Stichting Beheer SNS REAAL today announced it sold 12,121,212 existing ordinary shares, also at a price of € 16.50. Gross proceeds of the offering for SNS REAAL amount to approximately € 350 million. Gross proceeds for Stichting Beheer SNS REAAL amount to approximately € 200 million.

SNS REAAL will use the proceeds from the offering of new ordinary shares to partly fund its acquisition of AXA S.A.'s Dutch insurance operations, consisting of AXA Nederland B.V., Winterthur Verzekeringen Holding B.V. and DBV Holding N.V. which was announced on 4 June 2007.

The offering of existing ordinary shares by Stichting Beheer SNS REAAL was aimed at increasing the free float and thereby the liquidity of SNS REAAL shares. Following the offering of new ordinary shares the number of outstanding shares totals 258,555,997. As a result of the offering of the new and existing ordinary shares, the stake held by Stichting Beheer SNS REAAL in SNS REAAL has diluted from approximately 65.5% tot 55.4%.
Approximately 7% of the shares offered were allocated to retail investors in the Netherlands and approximately 93% were allocated to Dutch and international institutional investors.
Stichting Beheer SNS REAAL as the selling shareholder has granted to the underwriters an over-allotment option, exercisable within 30 calendar days after today, pursuant to which the underwriters may require the selling shareholder to sell up to an additional 3,030,303 ordinary shares at the issue price, exclusively to cover any over-allotments. In case the over-allotment option is fully exercised the total shareholding of Stichting Beheer SNS REAAL will decrease to approximately 54.3%.

Sjoerd van Keulen, CEO and Chairman of the Executive Board of SNS REAAL, commented: "We are delighted with the success of the offering, the proceeds of which we will use to partly finance the acquisition."

The ordinary shares are listed on Eurolist by Euronext under the symbol "SR". The settlement date is expected to be on or about 26 June 2007. Settlement is subject to customary conditions.

Lehman Brothers acted as Sole Global Co-ordinator for the offering.
Lehman Brothers and Rabo Securities acted as Joint Bookrunners. SNS Securities acted as Co-Lead Manager.

For more information:
SNS REAAL Corporate Communications
Tom Gordijn
concerncommunicatie@snsreaal.nl
Tel.: + 31 (0) 30 291 4877

SNS REAAL Investor Relations
investorrelations@snsreaal.nl

Jacob Bosscha
Tel.: +31 (0) 30 291 4246
jacob.bosscha@snsreaal.nl

Ralph van 't Hoff
Tel.: +31 (0) 30 291 4247
ralph.vanthoff@snsreaal.nl

Stabilisation
In connection with the offering, Lehman Brothers as stabilisation agent on behalf of the underwriters may over-allot or effect transactions that stabilise or maintain the market price of the SNS REAAL share at levels above those which might otherwise prevail in the open market. Such transactions, if commenced, may be effected on Eurolist by Euronext Amsterdam N.V., in the over-the-counter market or otherwise. There is no assurance that such stabilisation will be undertaken and, if it is, it may commence on 22 June 2007, may be discontinued at any time without prior notice and will end no later than 30 calendar days after 22 June 2007.

For additional information about the shares, SNS REAAL and the Stichting Beheer SNS REAAL we refer to the prospectus dated 13 June 2007 and the pricing statement dated 22 June 2007. Copies of the prospectus and the pricing statement, the Annual Reports 2004, 2005 and 2006, the Articles of Association of SNS REAAL, the SNS REAAL Sustainability Report 2006 and the European Embedded Value Report 2006 are amongst others available via the SNS REAAL website (www.snsreaal.nl).

DISCLAIMER
Not for release, distribution or publication into or in the United States, Canada, or Japan
This announcement is not an offer to sell or a solicitation of any offer to buy the securities of SNS REAAL N.V. (the "Company", and such securities, the "Securities") in the United States, Canada or Japan or in any other jurisdiction. The information contained herein is not for publication or distribution into the United States, Canada or Japan. Neither this announcement nor any copy of it may be taken or distributed or published, directly or indirectly, in the United States of America, Canada or Japan. The Securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of Securities of the Company is being made in the United States.

No offer of securities in Australia
This announcement is not an offer to sell or an issue or an invitation to apply for the issue of securities of SNS REAAL N.V. (the "Company", and such securities, the "Securities") to persons in Australia. Neither this announcement nor any copy of it may be taken or distributed or published, directly or indirectly, in Australia, without the consent of the Company. No offering of Securities of the Company will be made in any form to any persons in Australia and no persons in Australia will be invited to apply for the issue of Securities of the Company.

25

SNS REAAL

SNS REAAL N.V.

(a public limited liability company, incorporated under the laws of the Netherlands, with its corporate seat in Utrecht, the Netherlands)

Offering of 21,212,121 new Ordinary Shares and 12,121,212 existing Ordinary Shares at a price of €16.50 per Ordinary Share

This document constitutes the pricing statement (the **Pricing Statement**) relating to the offering of Ordinary Shares referred to in the prospectus published by SNS REAAL N.V. on 13 June 2007 (the **Prospectus**). This Pricing Statement is prepared in accordance with section 5:18 of the Financial Markets Supervision Act (*Wet op het financieel toezicht*), has been deposited with the Netherlands Authority for the Financial Markets (*Stichting Autoriteit Financiële Markten*), is being made generally available in the Netherlands and is being published in accordance with section 5:21 of the Financial Markets Supervision Act.

This Pricing Statement must be read in conjunction with the Prospectus. Terms used and not defined herein have the meaning ascribed to them in the Prospectus.

The Subscription Period has terminated. The offer price has been determined at €16.50 per Share. The exact number of new Ordinary Shares issued by SNS REAAL N.V. has been determined at 21,212,121. At the request of the Executive Board of SNS REAAL N.V. the Selling Shareholder has sold 12,121,212 Ordinary Shares (excluding the Over-Allotment Option). Pursuant to the Over-Allotment Option, the number of Ordinary Shares to be sold by the Selling Shareholder may be increased by an additional 3,030,303.

The Shares are being offered only in those jurisdictions in which, and only to those persons to whom, offers and sales of the Shares may lawfully be made. The Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the **Securities Act**), or with any securities regulatory authority of any state or other jurisdiction in the United States. The Shares may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Accordingly, the Shares being offered and sold outside the United States are being distributed in accordance with the exemption from registration provided by Regulation S under the Securities Act (**Regulation S**).

For a description of restrictions on offers, sales and transfers of the Shares and the distribution of this Pricing Statement, see "SELLING AND TRANSFER RESTRICTIONS" in the Prospectus.

In connection with the Offering, Lehman Brothers as stabilisation agent on behalf of the underwriters may over-allot or effect transactions that stabilise or maintain the market price of the ordinary shares of SNS REAAL N.V. at levels above those which might otherwise prevail in the open market. Such transactions, if commenced, may be effected on Eurolist by Euronext Amsterdam N.V., in the over-the-counter market or otherwise. There is no assurance that such stabilisation will be undertaken and, if it is, it may commence on 22 June 2007, may be discontinued at any time without prior notice and will end no later than 30 calendar days after 22 June 2007.

Sole Global Coordinator
Lehman Brothers

Joint Bookrunners
Lehman Brothers **Rabo Securities**

Co-Lead Manager
SNS Securities

Date: 22 June 2007

2b

SNS REAAL

Full exercise of the over-allotment option granted by Stichting Beheer SNS REAAL

Utrecht, June 27 2007 – SNS REAAL N.V. ("SNS REAAL") announces that Lehman Brothers, as Sole Global Co-ordinator on behalf of the Underwriters of the offering, which was announced on 13 June 2007, has fully exercised the over-allotment option. The over-allotment option requires the selling shareholder, Stichting Beheer SNS REAAL, to sell an additional 3,030,303 existing ordinary shares ("Shares") at the offer price of € 16.50 per Share. Total gross proceeds of the over-allotment option will be approximately € 50 million for Stichting Beheer SNS REAAL. Stichting Beheer SNS REAAL will own approximately 54.3% of SNS REAAL's outstanding share capital after the exercise of the over-allotment option.

The total offering of new and existing ordinary shares in the capital of SNS REAAL therefore increases to 36,363,636 shares and the total gross proceeds of the offering will amount to € 600 million, of which € 350 million is for SNS REAAL and € 250 million is for Stichting Beheer SNS REAAL. The total number of SNS REAAL shares outstanding is unaffected by the exercise of the over-allotment option and remains 258,555,997.

For more information:
SNS REAAL Corporate Communications
Tom Gordijn
concerncommunicatie@snsreaal.nl
Tel.: + 31 (0) 30 291 4877

SNS REAAL Investor Relations
investorrelations@snsreaal.nl
Jacob Bosscha
Tel.: +31 (0) 30 291 4246
jacob.bosscha@snsreaal.nl

Ralph van 't Hoff
Tel.: +31 (0) 30 291 4247
ralph.vanthoff@snsreaal.nl

For additional information about the shares, SNS REAAL and the Stichting Beheer SNS REAAL we refer to the prospectus dated 13 June 2007 and the pricing statement dated 22 June 2007. Copies of the prospectus and the pricing statement, the Annual Reports 2004, 2005 and 2006, the Articles of Association of SNS REAAL, the SNS REAAL Sustainability Report 2006 and the European Embedded Value Report 2006 are amongst others available via the SNS REAAL website (www.snsreaal.nl).

DISCLAIMER

Not for release, distribution or publication into or in the United States, Canada, or Japan

This announcement is not an offer to sell or a solicitation of any offer to buy the securities of SNS REAAL N.V. (the "Company", and such securities, the "Securities") in the United States, Canada or Japan or in any other jurisdiction. The information contained herein is not for publication or distribution into the United States, Canada or Japan. Neither this announcement nor any copy of it may be taken or distributed or published, directly or indirectly, in the United States of America, Canada or Japan. The Securities have not been and will not be registered under the U.S. Securities Act

of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of Securities of the Company is being made in the United States, Canada or Japan.

No offer of securities in Australia

This announcement is not an offer to sell or an issue or an invitation to apply for the issue of securities of SNS REAAL N.V. (the "Company", and such securities, the "Securities") to persons in Australia. Neither this announcement nor any copy of it may be taken or distributed or published, directly or indirectly, in Australia, without the consent of the Company. No offering of Securities of the Company will be made in any form to any persons in Australia and no persons in Australia will be invited to apply for the issue of Securities of the Company.

Press releases 2007

SNS REAAL closes Regio Bank acquisition

On July 1 2007 SNS REAAL has closed the acquisition of Regio Bank.
Regio Bank and CVB Bank have been merged as of this date and will operate under the new name of SNS Regio Bank. It will be headed by Mark Straub, member of the Board of Directors of SNS Bank.

28

SEC Mail Processing Section
MAR 17 2008
Washington, DC
108

SNS REAAL

SNS REAAL reports successful EUR 350m issue of Hybrid Capital Securities

Utrecht 18 July 2007 - SNS REAAL N.V. ("SNS REAAL"), the Netherlands-based bank and insurance group, reports that following a successful launch and pricing on Monday July 9th, on July 17th it has issued Hybrid Capital Securities in the amount of EUR 350 million with an initial coupon of 6.258%, payable annually in arrears until the first call date in July 2017. The issue price is 100 per cent. The issue was priced, based on a spread of 129 basis points over the 10 year mid swap rate. If the issue is not called in 2017, the coupon will reset quarterly at a margin of 229 bps over the 3-month Euribor. The transaction was launched after a 3-day investor roadshow across Europe.

Proceeds from the issue will be mainly used in relation to SNS REAAL's acquisition of AXA's Dutch insurance operations. The terms are designed to allow the issue to become part of SNS REAAL's regulatory capital.

The issue is expected to be rated 'Baa1/BBB' by Moody's and Standard & Poor's Rating Services and will be listed on Eurolist by Euronext Amsterdam N.V.

For more information:

SNS REAAL Investor Relations
investorrelations@snsreaal.nl

Jacob Bosscha
Tel.: +31 (0) 30 291 4246
jacob.bosscha@snsreaal.nl

Ralph van 't Hoff
Tel.: +31 (0) 30 291 4247
ralph.vanthoff@snsreaal.nl

DISCLAIMER

Not for release, distribution or publication into or in the United States, Canada, or Japan

This announcement is not an offer to sell or a solicitation of any offer to buy the hybrid capital securities of SNS REAAL N.V. (the "Company", and such securities, the "Securities") in the United States, Canada or Japan or in any other jurisdiction. The information contained herein is not for publication or distribution into the United States, Canada or Japan. Neither this announcement nor any copy of it may be taken or distributed or published, directly or indirectly, in the United States of America, Canada or Japan. The Securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of Securities of the Company is being made in the United States.

No offer of securities in Australia

This announcement is not an offer to sell or an issue or an invitation to apply for the issue of hybrid capital securities of SNS REAAL N.V. (the "Company", and such securities, the "Securities") to persons in Australia. Neither this announcement nor any copy of it may be taken or distributed or published, directly or indirectly, in Australia, without the consent of the Company. No offering of Securities of the Company will be made in any form to any persons in Australia and no persons in Australia will be invited to apply for the issue of Securities of the Company.

29

SNS REAAL

Press Release

PERSBERICHT

Utrecht, 16 August 2007

SNS REAAL's first-half profits up 26.3% to € 235 million

Highlights

- **Earnings per share up 14.9% to € 1.00.**
- **Return on shareholders' equity rises to 14.6% (2006: 12.7%).**
- **Interim dividend € 0.36 per share (+12.5%).**
- **Strict cost management contributes towards achieving efficiency targets.**
- **Net interest income retail banking SNS Bank up 6.3%.**
- **Net profit contribution by SNS Property Finance € 44 million.**
- **Regular life premiums up 5.7% by organic growth.**
- **Kyrill storm impacts net profit non-life insurance operations Verzekeringen (−€ 13 million).**
- **Acquisition AXA Nederland a milestone in growth strategy REAAL Verzekeringen.**
- **Regio Bank takeover completed on 1 July, strengthening the distribution network.**
- **No exposure in the American subprime mortgage market, which is in line with low risk profile.**

Contents

Contact details

Group Communication
T +31 (0) 30 291 48 77
E concerncommunicatie@snsreaal.nl

Investor Relations
T +31 (0) 30 291 42 47
E investorrelations@snsreaal.nl

Sjoerd van Keulen,
Chairman of the Executive Board:

'Net profit in the first half of 2007 rose to € 235 million, showing a robust growth of 26.3%. This includes the result of SNS Property Finance. We are very happy with the underlying development of the net result in the first half. Earnings per share rose by 14.9% to € 1.00. The return on shareholders' equity amounted to 14.6%. The Supervisory Board has resolved, upon the proposal by the Executive Board, to distribute an interim dividend of € 0.36 per share in the form of cash or shares.

In the first half of 2007, the savings portfolio of SNS Bank grew from € 13.7 billion to € 15.0 billion (+9.3%); market share continued to increase, to 6.5%, and the margins improved. Both SNS Bank and ASN Bank products contributed to this

development. SNS Bank's investment products also did well. The market value of SNS Fundcoach's assets under management increased to € 732 million (+ 24.3%), in particular due to new inflows. The total assets under management increased with 12.5% to € 18.4 billion. The conditions in the mortgage market remained competitive. The mortgage portfolio remained stable on € 42.1 billion. In the quest for a healthy balance between margin and volume, the market share fell from 8.0% at year-end 2006 to 6.7% at the end of June 2007. The new inflow of SME mortgages amounted to € 0.3 billion. At the end of June 2007 the SME portfolio amounted to € 2.9 billion. The SNS Property Finance's credit portfolio increased with 9.1% to € 9.6 billion. On balance, we are very pleased with the growth and the quality of the interest income.

REAAL Verzekeringen delivered strong growth in the life insurance operations, in particular driven by regular premium income (+ 5.7%). Single life premiums volume fell to € 305 million. The increase of REAAL Verzekeringen's net profit was moderated by the effects of January's Kyrill storm (net € 13 million). The second quarter was marked by the strategic takeover of the Dutch activities of AXA.

Net profit of Group activities was positively influenced by the sale of part of our Van Lanschot Bankiers shares (€ 21 million) and by the sale of La Ser Lafayette Services Nederland (€ 14 million).

In the first half of 2007 we made great strides in further growing SNS REAAL. With the intended takeover of AXA Nederland, including Winterthur Nederland and DBV Nederland, our insurance operations will almost double their market position. In connection with this acquisition, new shares were issued (€ 350 million) and hybrid capital was raised (€ 350 million); both these transactions were recently completed successfully. In order to increase the liquidity of the share, Stichting Beheer SNS REAAL sold a number of its shares. This resulted in a 32.0% higher liquidity, measured by the number of shares outstanding. The takeover of Regio Bank, which will considerably enhance our distribution capabilities, was finalised on 1 July.'

Key figures

In € millions	1st halfyear 2007	1st halfyear 2006	Change	2nd halfyear 2006	Change
Result					
Total income	2,016	1,757	14.7%	1,818	10.9%
Total expenses	1,730	1,516	14.1%	1,600	8.1%
Operating profit before taxation	286	241	18.7%	218	31.2%
Taxation	50	55	(9.1%)	33	51.5%
Net profit for the period	235	186	26.3%	185	27.0%
Earnings per share (EPS) (€)	1.00	0.87	14.9%	0.78	28.2%
Diluted earnings per share (€)	1.00	0.87	14.9%	0.78	28.2%
Balance Sheet					
Total assets	83,393	69,996	19.1%	79,742	4.6%
Investments	12,678	9,688	30.9%	10,626	19.3%
Investments for insurance contracts on behalf of policyholders	4,079	3,608	13.1%	3,955	3.1%
Loans and advances to customers	56,814	46,611	21.9%	56,700	0.2%
Group equity	3,546	2,920	21.4%	3,200	10.8%
Savings	14,955	13,555	10.3%	13,678	9.3%
Technical provisions, insurance operations	13,636	13,021	4.7%	13,283	2.7%
Ratios					
Return on shareholders' equity (ROE)	14.6%*	13.2%		12.1%*	
BIS-ratio	11.4%	11.8%		11.2%	
Tier 1-ratio	8.3%	8.6%		8.2%	
Solvency Life operations	241%	215%		236%	
Solvency Non-Life operations	286%	261%		279%	
Number of shares outstanding at end of period	258,555,997	233,297,240		234,761,284	
Weighted average number of outstanding shares	235,703,966	214,755,910		234,212,268	

*) ROE has been calculated weighting the share issues.

Share issue

On 22 June, SNS REAAL issued a total of 21,212,121 new ordinary shares at a price of € 16.50. Stichting Beheer SNS REAAL sold 15,151,515 existing ordinary shares (including the greenshoe € 250 million), lowering its stake in SNS REAAL to approximately 54.3%. There are currently 258,555,997 SNS REAAL shares outstanding.

This issue of new shares (€ 350 million) served to partly fund the intended acquisition, as announced on 4 June 2007, of AXA Nederland, Winterthur Nederland and DBV Nederland for € 1,750 million in cash. The remaining part of the funding was completed in the course of the past few months. SNS REAAL expects to complete this acquisition in the course of the second half of 2007.

Payment of interim dividend

The Supervisory Board has resolved, on the proposal of the Executive Board, to pay an interim dividend of € 0.36 per SNS REAAL share over the first half of the financial year 2007. This is in line with the company dividend policy that, in principle, interim dividends amount to 50% of the total dividend paid for the previous financial year (€ 0.71 per share). Shareholders can opt to receive the dividend fully in cash, charged to the 2007 profit that has not yet been added to the profit reserve, or fully in SNS REAAL shares, charged to the share premium reserve. On 17 August 2007 the SNS REAAL share will be quoted ex-dividend. The exchange ratio will be determined on 10 September 2007. The new shares will qualify for any final dividend for the financial year 2007 and any full dividends for subsequent financial years. Shareholders can report their choice for payment of the dividend either in cash or in stock from 17 August 2007 until the close of trading at Euronext Amsterdam on 4 September 2007. The interim dividend will be made payable on 13 September 2007.

Earnings per share

SNS REAAL aims to grow the earnings per share (EPS) by an average of 10% annually for the period 2006 up to year end 2009, including acquisitions funded with existing capital. EPS for the first half amounted to € 1.00 (+ 14.9%). After the issue of new ordinary shares on 22 June 2007, the weighted average number of outstanding shares on 30 June 2007 was 235,703,966. As from the issue date, the new shares have been fully taken into account for the purpose of calculating the EPS.

Outlook

Based on current knowledge, SNS REAAL does not expect any substantial changes in the interest rate environment or the yield curve. The outlook assumes a limited rise of the long-term interest rates. The competitive conditions on the markets for mortgages and life insurance are set to continue. SNS REAAL anticipates positive developments for the product groups saving, corporate property finance, SME mortgages, SME non-life, pensions and disability insurance.

Important dates 2007/2008

Ex-dividend date (interim dividend)	17 August 2007
2007 Interim dividend payment date	13 September 2007
Trading update 3rd quarter 2007	15 November 2007
Press release annual figures 2007	21 February 2008
Publication annual figures 2007	14 March 2008
General Shareholders' Meeting	16 April 2008

Report by the Chairman

In the first half of 2007, SNS REAAL made great strides in the continued expansion of the business. The announced strategic acquisition of the Dutch insurance activities of AXA is a major step forward. This acquisition, which we are looking to complete in the second half of 2007, will lead to a significant strengthening of our position in the consolidating Dutch insurance market. It will almost double our market share and enhance the distribution capabilities of REAAL Verzekeringen. The acquisition also further diversifies SNS REAAL's business, and increases the relative size of our insurance operations.

Further income growth and cost control shore up strong result

With a net profit rise of over 26.3% to € 235 million, SNS REAAL posted a strong result in the first half of 2007. The result generated with the sale of part of the Van Lanschot Bankiers shares (€ 21 million) was offset by the same amount in lower realisations on divestment of bonds at SNS Bank. The negative effect of the Kyrill storm in January 2007 (€ 13 million) was compensated by the result of the sale of the remaining 40% stake in La Ser Lafayette Services Nederland (€ 14 million).

Income developed positively. Total income at SNS Bank increased by 15.3%. Interest income grew 38.6% and the quality improved. Penalty interest was € 21 million lower compared to the first half of 2006; at the same time, however, the commercial margin increased and became more balanced. The lower commercial margin on mortgages was offset by the rise of the commercial margins on savings products and the SME portfolio, and by the contribution made by SNS Property Finance. Net interest income in the first half of 2007 also rose compared to the second half of 2006 (+27.8%). Taking into account the transfer of SNS Asset Management to the holding company of SNS REAAL as per 1 July 2006, commission income increased by 16.1% to € 65 million.

At REAAL Verzekeringen, higher investment income (+4.6%) and a higher regular life insurance premium (+5.7%), driven by a steadily growing life insurance portfolio, resulted in excellent growth, which was moderated by a negative result in the non-life insurance operations caused by the Kyrill storm of January 2007. Non-life premiums increased by 2.7%, in a market characterised by price pressure

These positive income developments are augmented by ongoing cost control measures, which are on schedule. At SNS Bank and REAAL Verzekeringen the operating costs remained virtually unchanged.

Risk policy

Under the influence of the troubled American credit market, the conditions on the stock market have become more difficult. However, SNS REAAL and AXA Nederland have no exposure to the American subprime mortgage market (not via REAAL Verzekeringen's structured investments in its investment portfolio either). Given the low risk profile of SNS REAAL, the equity and stock option component of the asset mix of REAAL Verzekeringen is limited to 18% (€ 1.6 billion). An extra hedge for the equity position was acquired in January, as a result of which approximately 40% of equity held for REAAL Verzekeringen's own account is hedged as at the end of June. Also, 50% of the guarantee risk in the company profit share portfolio is hedged. In addition, the entire funding for the contemplated takeover of AXA Nederland was completed on favourable conditions and the risk of a negative value development in AXA Nederland's equity portfolio is hedged with a bandwidth of 10%. SNS REAAL's low risk profile is furthermore expressed by lower value adjustments at SNS Bank (–40%), the low duration of equity and the diversified funding policy of SNS Bank.

Acquisitions

SNS REAAL aims for both organic growth and growth by acquisitions. On 4 June 2007, we announced the contemplated acquisition of the Dutch insurance operations of the French company AXA S.A. for € 1,750 million in cash. This takeover gives us a unique opportunity to strengthen our position in the consolidating Dutch insurance market. The takeover accelerates the execution of our strategy, almost doubling our market share and considerably strengthening the distribution capabilities of REAAL Verzekeringen, also in important growth markets such as disability insurance, pensions and the SME sector. On 22 June, we issued new shares for a total amount of € 350 million to partly finance this acquisition. We have meanwhile also raised € 350 million in hybrid capital to finance the acquisition, and the remaining financing in the form of senior debt. We expect this acquisition to be completed before the end of this year.

The takeover of Regio Bank was completed on 1 July 2007. We have merged CVB Bank and Regio Bank under the name SNS Regio Bank. Through SNS Regio Bank, we now have a network of approximately 800 specialised intermediaries, who market our products in close proximity to the customers. Some of these intermediaries are located in the Randstad urban area, a particular focal area for the strengthening of our network.

The first half of 2007 was characterised by persistently difficult market conditions, in which SNS REAAL nevertheless managed to deliver strong net profit growth. Growth was continued in key segments for SNS REAAL, such as saving and individual life insurance. The ongoing cost control measures had a positive impact as well. In combination with our low risk profile and a return on shareholders' equity of 14.6%, this has further strengthened the basis for achieving our targets.

Sjoerd van Keulen,
Chairman of the Executive Board

SNS REAAL

In € millions	1st half year 2007	1st half year 2006	Change	2nd half year 2006	Change
Income banking operations					
Net interest income banking operations	377	272	38.6%	295	27.8%
Net commission and management fees	65	63	3.2%	57	14.0%
Other income	3	51	(94.1%)	30	(90.0%)
Total income banking operations	**445**	**386**	**15.3%**	**382**	**16.5%**
Income insurance operations					
Net premium income	1,017	1,047	(2.9%)	913	11.4%
Result on investments	316	302	4.6%	274	15.3%
Result on investments for insurance contracts on behalf of policyholders	168	(10)	--	225	(25.3%)
Results on derivatives and other financial instruments	(5)	(3)	(66.7%)	(6)	16.7%
Other income	39	29	34.5%	32	21.9%
Total income insurance operations	**1,535**	**1,365**	**12.5%**	**1,438**	**6.7%**
Other income and eliminations	36	6	500.0%	(2)	--
Total income	**2,016**	**1,757**	**14.7%**	**1,818**	**10.9%**
Technical expenses on insurance contracts	1,145	987	16.0%	1,069	7.1%
Acquisition costs for insurance operations	120	112	7.1%	106	13.2%
Value adjustments to financial instruments and other assets	11	16	(31.3%)	19	(42.1%)
Staff costs	274	253	8.3%	254	7.9%
Other expenses	180	148	21.6%	152	18.4%
Total expenses	**1,730**	**1,516**	**14.1%**	**1,600**	**8.1%**
Operating profit before taxation	**286**	**241**	**18.7%**	**218**	**31.2%**
Taxation	50	55	(9.1%)	33	51.5%
Third party interests	1	--	--	--	--
Net profit for the period	**235**	**186**	**26.3%**	**185**	**27.0%**
Net profit banking operations	**135**	**112**	**20.5%**	**102**	**32.4%**
Net profit insurance operations	**90**	**78**	**15.4%**	**92**	**(2.2%)**
Net profit group activities	**10**	**(4)**	**--**	**(9)**	**--**
Earnings per share (€)	**1.00**	**0.87**	**14.9%**	**0.78**	**28.2%**
Diluted earnings per share (€)	**1.00**	**0.87**	**14.9%**	**0.78**	**28.2%**
Total assets	**83,393**	**69,996**	**19.1%**	**79,742**	**4.6%**
Group equity	**3,546**	**2,920**	**21.4%**	**3,200**	**10.8%**
Ratios					
Return on shareholders' equity	14.6%*	13.2%		12.1%*	
Double Leverage	94.7%	86.7%		107.8%	
Average number of employees (FTE)	5,690	5,473	4.0%	5,641	0.9%
SNS Bank:					
Efficiency ratio	60.0%	59.8%		65.4%	
BIS-ratio	11.4%	11.8%		11.2%	
Tier 1-ratio	8.3%	8.6%		8.2%	
REAAL Verzekeringen:					
New annual premium equivalent *(in € millions)*	84	103		93	
Operating cost/premium ratio	12.4%	13.1%		14.6%	
Solvency Life operations	241%	215%		236%	
Solvency Non-Life operations	286%	261%		279%	

*) ROE has been calculated weighting the share issues.

Highlights

- *Total income rises to € 2,016 million (+ 14.7%).*
- *Result before taxes increases to € 286 million (+ 18.7%).*
- *Effective tax rate further decreased to 17.5%, partly due to a rate cut.*
- *Net profit rises to € 235 million (+ 26.3%).*
- *Earnings per share up to € 1.00 (+ 14.9%).*

Results first half 2007 compared to first half 2006

SNS REAAL's net profit grew by € 49 million, from € 186 million to € 235 million (+ 26.3%). The operating profit before taxation increased to € 286 million (+ 18.7%). SNS Bank's net profit increased from € 112 million to € 135 million (+ 20.5%), mainly driven by SNS Property Finance's contribution of € 44 million and growing net interest income at retail banking. REAAL Verzekeringen's net profit increased from € 78 million to € 90 million (+ 15.4%), thanks in particular to a strong development of the life insurance operations and higher investment income. The negative impact of the Kyrill storm on the non-life insurance operations amounted to € 13 million net.

The net profit from group activities improved by € 14 million to € 10 million, partly because of the sale of part of our 7.6% interest in Van Lanschot Bankiers.

Our remaining interest amounts to 5.3%. All business units maintained strict cost control. The value adjustments also decreased with more than 30% to € 11 million. At 17.5%, the effective tax rate was lower than in the first half of 2006 (22.8%).

Net profit SNS REAAL



€ millions
250
200
150
100
50
0
2004
2005
2006
2007
Net profit 1st half year SNS REAAL
Net profit 2nd half year SNS REAAL

Before allocation of the result of group activities, 40% of the net profit is attributable to Retail banking, 20% to SNS Property Finance, and 40% to REAAL Verzekeringen. The increase of the share of the banking operations is the result of the consolidation of SNS Property Finance as of December 2006. The integration of the corporate property portfolio of SNS Bank into SNS Property Finance is progressing smoothly and will be completed in the second half of this year.

Composition of Net profit 1st half year 2007 (excluding group activities)



40%
40%
20%
SNS Retail Banking
SNS Propety Finance
REAAL Verzekeringen

Excluding the effect of purchase price allocation and higher financing costs, SNS Property Finance posted a net profit of € 51 million, i.e. an increase of 10.9% compared to a pro forma net profit for the first half 2006 (€ 46 million). Taking into account the effect of amortisation of intangible assets as a result of purchase price allocation under IFRS and higher financing costs, the net profit for the first half of 2007 amounted to € 44 million. An approximate comparison with the first half 2006 would lead to an adjustment of the pro forma net profit of approximately € 6 million, i.e. result in a pro forma net profit of € 40 million. In other words an increase of the net profit in the first half 2007 of 10.0%.

In the second half of 2007, AXA Nederland, Winterthur and DBV are expected to be acquired, increasing the insurance company's share in the business of SNS REAAL as a whole.

Income

SNS REAAL's total income rose by € 259 million to € 2,016 million (+ 14.7%) compared to the first half year of 2006. Total income for own account (excluding the result on investments for insurance contracts on behalf of policy holders) increased by € 81 million to € 1,848 million (+ 4.6%). The qual-

ity of SNS REAAL's income improved considerably, due to a sharply lower share of the penalty interest, an increased and more balanced commercial margin due to the acquisition of SNS Property Finance, and the higher commercial margins in the savings operations and the SME portfolio. Further more, the growth of the regular life insurance premiums contributed to the qualitative improvement of the income.

Composition of income SNS REAAL


€ millions
2,400
2,000
1,600
1,200
800
400
0
1st half year 2006
2nd half year 2006
1st half year 2007
Net commission and other income
Net interest income banking operations
Result on investments
Net premium income

SNS Bank's total income increased by € 59 million to € 445 million (+ 15.3%). Net interest income increased by € 105 million to € 377 million (+ 38.6%), of which € 88 million was contributed by SNS Property Finance. Due to the better commercial interest income and an improved ALM result, net interest income of retail banking increased by € 17 million (+ 6.3%), despite a € 21 million penalty interest decrease due to a further drying up of the mortgage refinancing market on the back of the rate hikes. The higher net interest income compensates the lower income realised on the sale of investment holdings (– € 30 million) and the lower result on derivatives (– € 21 million). The item 'net commission and management fees' rose by € 2 million to € 65 million (+ 3.2%). Excluding the management fees of SNS Asset Management, which was transferred to SNS REAAL as per 1 July 2006, net commission and management fees rose by € 9 million (+ 16.1%). This increase occurred in all commission-related activities.

The total income of REAAL Verzekeringen increased by € 170 million to € 1,535 million (+ 12.5%). Total income for own account remained virtually the same at € 1,367 million (first half 2006: € 1,375 million). Regular life insurance premiums rose by € 27 million (+ 5.7%) due to a steadily growing life insurance portfolio. Single life premiums fell by € 59 million (– 16.2%). Compared to the second half of 2006, however, single life premiums rose by € 24 million (+ 8.5%). The result on investments increased by € 14 million (+ 4.6%), thanks to good results in the stock option portfolio. The contribution to the result on investments made by the sale of investment holdings amounted to € 54 million, lagging behind the first half of 2006 (€ 60 million).

Expenses
SNS REAAL's total expenses rose by € 214 million to € 1,730 million (+ 14.1%). Total expenses for own account (excluding technical expenses on insurance contracts on behalf of policy holders) increased by € 64 million to € 1,344 million (+ 5.0%).

Composition of expenses SNS REAAL


€ millions
1,750
1,500
1,250
1,000
750
500
250
0
1st half year 2006
2nd half year 2006
1st half year 2007
Other expenses
Staff costs
Value adjustments to financial intruments and other assets
Acquisition costs for insurance operations
Technical expenses on insurance contracts

The total increase in expenses, excluding the change in technical expenses, acquisition costs and the expenses of SNS Property Finance, remained limited (+ 4.6%). It demonstrates that in the first half of 2007, operating costs were controlled adequately by all business units.

The expenses of retail banking, at € 247 million in the first half of 2007, remained almost flat compared to the first half of 2006 (€ 246 million). The increase in expenses of SNS Bank related entirely to the consolidation of SNS Property Finance (€ 30 million).

REAAL Verzekeringen's expenses rose by € 171 million to € 1,423 million (+ 13.7%). Of this amount, € 150 million ensued from technical expenses on insurance contracts on behalf of policy holders, which are associated with the higher result on investments for insurance contracts on behalf of policy holders. Due to strong production growth in the past few years, acquisition costs also rose (+ € 10 million). Excluding technical expenses and acquisition costs, expenses increased very modestly (2.1%). Staff costs decreased.

Net profit from group activities
The group activities comprise the business units managed directly by SNS REAAL at holding company level, whose income and expenses are not allocated to SNS Bank or REAAL Verzekeringen. These include the largely discontin-

ued SNS REAAL Invest, and as from 1 July 2006, SNS Asset Management.

The result of the group activities, including consolidation adjustments, improved from € 4 million negative in the first half of 2006 to € 10 million positive in the first half of 2007. This was mainly the result of the sale of the remaining 40% interest in La Ser Lafayette Services Nederland and part of our interest in Van Lanschot Bankiers shares (this interest was reduced from 7.6% to 5.3%). In the first half of 2006 this was offset by a result from the release of provisions at SNS REAAL Invest in the amount of € 9 million. Interest expenses increased by € 9 million, partly due to higher financing costs at the business units. The group has partly funded the takeover of SNS Property Finance, and will also co-fund the takeover of AXA Nederland. Additionally, staff costs increased on the back of temporary staff expansion in connection with, among other things, projects concerning laws and regulations, acquisitions and a long-term bonus scheme reservation in the form of SNS REAAL shares.

Earnings per share
Net earnings per share for the first half of 2007 came to € 1.00. Compared to the first half of 2006, this represents an increase of € 0.13 (+ 14.9%); compared to the second half of 2006, the increase amounted to € 0.22 (+ 28.2%). The total number of shares outstanding increased due to the issue of stock dividends and the issue of shares to partially fund the proposed takeover of AXA Nederland. The new shares have been fully taken into account for the purpose of calculating earnings per share as from the issuing date of the new shares.

Earnings per share


€ millions
1.00
0.75
0.50
0.25
0
2005
2006
2007
Earnings per share 1st half year
Earnings per share 2nd half year

Return on shareholders' equity
The return on shareholders' equity (ROE) of SNS REAAL amounted to 14.6% (first half 2006: 13.2%). This includes the impact of the share issue in connection with the takeover of the Dutch insurance activities of AXA. The ROE target of 12.5%, which was set at the time of the IPO, was achieved in 2006. Due to the takeover of Bouwfonds Property Finance, the targets have been reviewed, and the ROE target has been adjusted to 15.0% on average per annum, this despite the fact that SNS REAAL is strongly capitalised.

Effective tax rate
The effective tax rate for the first half of 2007 was 17.5%, and thereby lower than the effective rate in the first half of 2006 (22.8%). The reduction in the effective tax rate was mainly caused by the decrease in the statutory corporate tax rate, which was cut from 29.6% to 25.5%. The effective tax rate was lower for the group activities, chiefly as a result of the participation exemptions on dividend and on the sale of Van Lanschot Bankiers shares and on the divestment of La Ser Lafayette Services Nederland. At SNS Bank, despite the lower statutory corporate tax rate, the effective tax rate remained virtually unchanged (20.1%) compared to the first half of 2006. This was caused by the higher effective tax rate at SNS Property Finance in combination with the higher result before taxation. For REAAL Verzekeringen, the effective tax rate was 18.8%, against 31.0% in the first half of last year. This was based on the lower statutory corporate rate, combined with effective use of tax capacity.

Results first half 2007 compared to second half 2006

SNS REAAL's total income grew by € 198 million to € 2,016 million (+ 10.9%). Income for own account was up € 255 million to € 1,848 million (+ 16.0%).

SNS Bank's net interest income was up € 82 million (+ € 27.8%) compared to the second half of 2006, in particular due to the contribution of SNS Property Finance (+ € 72 million) and a € 10 million improvement of interest income at SNS Retail Banking. The increase of the net commissions and management fees (+ € 8 million) primarily reflects higher management fees among the SNS and ASN funds, a further growth of commission fees at SNS Fundcoach due to higher volume and transaction levels, and, finally, higher profit-share payments on insurances of previous years. Other income fell by € 27 million, which related almost entirely to the lower realisation of sales results on the bond portfolio. In the second half of 2006, this yielded € 24 million.

SNS Bank's operating costs were € 17 million higher than in the second half of 2006, in particular due to the contribution of SNS Property Finance (+ € 25 million) and a lower number of FTEs (- € 4 million) at retail banking. Impairments on financial instruments and other assets fell by € 12 million (- € 57.1%) compared to the second half of 2006. This was mainly because of a lower addition for retail mortgages due to a lower number of forced property sales with lower foreclosure shortfalls per item, a lower IBNR provision due to a lower inflow of items at Special Credits department and a more stringent provisioning policy in 2006, leading

to a relatively high addition in 2006. There was a clearly lower inflow in SME credit services, in particular due to the improved economic climate. Additionally, a number of remaining provisions were released when various loans were settled. Higher taxation (€ 25 million compared to the second half of 2006) was caused by a revaluation of deferred tax liabilities at the end of 2006 due to a one-off positive impact of the changed statutory corporate tax rate (+€ 9 million), a lower amount of structured investment transactions and a higher gross operating profit due to the inclusion of SNS Property Finance.

Net premium income at REAAL Verzekeringen rose by € 104 million to € 1,017 million (+11.4%); regular life and non-life premiums contributed € 80 million, and single life premiums contributed € 24 million. Non-life premiums were higher in the first half due to a limited growth of the portfolio.
The result on investments for own account rose by € 42 million (+15.3%), in particular since in 2006 most of the sales results were realised in the first half.
At € 168 million, the result on investments for insurance contracts on behalf of policy holders fell € 57 million compared to the second half of 2006 as a result of rising interest rates, which caused value decreases and thus lower income from fixed-interest security investments on insurance contracts for policy holders. On balance, total income increased by € 97 million, and the income for own account increased by € 154 million.

Compared to the second half of 2006, total expenses at REAAL Verzekeringen rose by € 105 million, in particular due to the technical expenses on insurance contracts for own account (+€ 117 million). This also includes the higher technical expenses as a result of the January storm Kyrill. Staff costs, depreciation and amortisation of tangible and intangible fixed assets and other operating expenses in the first half of 2007 were virtually on par with the second half of 2006.

Balance sheet

SNS REAAL's balance sheet total grew by € 3.7 billion, from € 79.7 billion at year-end 2006 to € 83.4 billion at the end of June 2007. Investments for own account in the first half of 2007 increased by € 2.1 billion to € 12.7 billion, mainly as a result of an increase of € 1.5 billion at SNS Bank. At REAAL Verzekeringen, investments for own account increased by € 0.7 billion. The credit portfolio rose slightly, by € 1.6 billion.

On the liability side, SNS Bank showed a reduction of amounts due to credit institutions of € 3.4 billion, chiefly attributable to the accelerated full redemption of a facility with ABN AMRO N.V. in connection with the takeover of Bouwfonds Property Finance. Additionally, the total amount of debt certificates increased by € 4.0 billion, partly in order to fund the previously mentioned redeemed facility. In the past half year, the amount of savings grew by 9.3%, or € 1.3 billion.

Technical provisions at REAAL Verzekeringen increased by € 0.4 billion, and amounts due to credit institutions rose by € 0.7 billion, partly due to the expansion of structured investments transactions.

Group equity

SNS REAAL's group equity, compared to year-end 2006, grew by € 346 million to € 3.5 billion (+10.8%) in particular due to the share issue (€ 341 million net of costs recognised in the first half) and the net profit for the first half of 2007 of € 235 million. This was partly compensated by a decrease of € 179 million caused by the unrealised revaluation of investments and cash flow hedges in response to market developments and realisations, and a decrease of € 47 million on account of the distribution of the final dividend for 2006. The capital base increased by € 407 million to € 5.3 billion, while subordinated debts increased by € 58 million to € 1,424 million.

Shareholders' equity SNS REAAL



€ millions
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2003
2004
2005
2006
1st half year 2007
Retained earnings
Reserves
Share premium
Issued share capital

SNS Bank's capital base remained virtually unchanged at € 3.5 billion. The € 135 million net profit was distributed almost entirely (€ 130 million) to SNS REAAL as interim dividend. The subordinated debts increased by € 47 million. The unrealised revaluations of investments, conversely, were € 50 million lower as a result of the higher interest rates. The Tier 1 capital amounted to € 2.4 billion.

REAAL Verzekeringen's capital base decreased by € 56 million, amounting to € 1.4 billion (−3.9%) at the end of June 2007. The net profit of € 90 million for the first half was partly offset by an interim dividend of € 26 million, distributed to SNS REAAL, and a net decline of € 110 million in unrealised revaluations on investments for own account and cash flow hedges due to the interest hike.

The 'double leverage', expressing the ratio between the book value of the investments in associates and subsidiaries and SNS REAAL's shareholders' equity, temporarily declined from 107.8% at year-end 2006 to 94.7% at the end of June 2007 as the

income from the share issue has already been recognised in the figures, while the takeover of AXA Nederland has yet to be completed. At year-end 2007, the double leverage will rise again, after the takeover of AXA Nederland, but will remain below the target of less than 115%.

Solvency

The solvency of SNS Bank continued to be robust and saw a limited improvement. The Tier 1 ratio at the end of the first half of 2007 amounted to 8.3% (year-end 2006: 8.2%); the BIS ratio was 11.4% (year-end 2006: 11.2%) and the Core Capital ratio amounted to 6.6% (year-end 2006: recalculated 6.5%: as from 2007, in the calculation of the Core Capital, the value of the intangible fixed assets and the deferred sales results of the securitisation entities will be deducted).

The solvency of REAAL Verzekeringen was up slightly in both the Life and Non-life insurance operations. At Life, solvency increased to 241% and at Non-Life to 286%.

Solvency levels SNS Bank



%
13
12
11
10
9
8
7
6
5
2003
2004
2005
2006
1st half year 2007
BIS-Ratio
Tier 1-ratio
Core Capital-ratio
Financial target BIS-ratio (11.0%)
Financial target Tier 1-ratio (8.0%)
Financial target Core Capital-ratio (6.0%)

Solvency levels REAAL Verzekeringen



%
400
350
300
250
200
150
100
50
0
2003
2004
2005
2006
1st half year 2007
Non-Life
Life
Financial target Solvency Non-Life (200%)
Financial target Solvency Life (150%)

SNS Bank

In € millions	1st half year 2007	1st half year 2006	Change	2nd half year 2006	Change
Result					
Net interest income banking operations	377	272	38.6%	295	27.8%
Net commission and management fees	65	63	3.2%	57	14.0%
Result on investments	4	34	(88.2%)	33	(87.9%)
Result on derivatives and other financial instruments	(4)	17	--	(2)	(100.0%)
Other operating income	3	--	--	(1)	--
Total income	**445**	**386**	**15.3%**	**382**	**16.5%**
Value adjustments to financial instruments and other assets	9	15	(40.0%)	21	(57.1%)
Staff costs	154	137	12.4%	146	5.5%
Depreciation and amortisation of tangible and intangible fixed assets	17	13	30.8%	12	41.7%
Other operating expenses	96	81	18.5%	92	4.3%
Total expenses	**276**	**246**	**12.2%**	**271**	**1.8%**
Operating profit before taxation	**169**	**140**	**20.7%**	**111**	**52.3%**
Taxation	34	28	21.4%	9	277.8%
Net profit for the period	**135**	**112**	**20.5%**	**102**	**32.4%**
Net profit for the period Retail Banking	**91**	**112**	**(18.8%)**	**96**	**(5.2%)**
Net profit for the period Property Finance	**44**	**--**	**--**	**6**	**633.3%**
Risk weighted assets	28,663	20,075	42.8%	28,454	0.7%
Ratios					
Return on shareholders' equity	13.0%	15.1%		13.1%	
Efficiency ratio	60.0%	59.8%		65.4%	
BIS-ratio	11.4%	11.8%		11.2%	
Tier 1-ratio	8.3%	8.6%		8.2%	
Core Capital ratio	6.6%	6.5%		6.5%	

Highlights

- *Net profit up 20.5% to € 135 million.*
- *SNS Property Finance's contribution to this increase was € 44 million.*
- *Net interest income rose, excluding SNS Property Finance, by 6.3% in the first half of 2007.*
- *Net commission and management fees increase to € 65 million (+16.1%).*
- *Return on shareholders' equity 13.0%, capital ratios strong as ever.*
- *Efficiency ratio (60.0%) sharply down compared to second half 2006.*
- *Operating costs flat.*
- *Impairments sharply lower compared to both first and second half of 2006.*

Result

SNS Bank's net profit in the first half rose by € 23 million (+20.5%) compared to the first half of 2006. SNS Property Finance contributed € 44 milion to this increase.

Excluding the effect of purchase price allocation and higher financing costs, SNS Property Finance posted a net profit of € 51 million, i.e. an increase of 10.9% compared to a pro forma net profit for the first half 2006 (€ 46 million). The increase was supported by the growth of the credit portfolio of 9.1%. Total income was stable in which an increase of regular income was compensated by lower commission fees. Operating costs remained stable. Value adjustments to financial instruments and other assets were positively

Pro-forma-figures SNS Property Finance

In € millions	First half 2007	Pro-forma first half 2006	Change
Total income	99	99	0.0%
Value adjustments to financial instruments and other assets	(1)	4	--
Operating expenses	31	29	6.9%
Operating profit before taxation	**69**	**66**	**4.5%**
Taxation	18	20	(10.0%)
Profit for the period (before PPA)	**51**	**46**	**10.9%**
Effect purchase price allocation IFRS and financing costs[1]	7	6[2]	16.7%
Net profit for the period (after PPA)	**44**	**40**	**10.0%**

[1]) This effect is under IFRS allocated to different categories in the income statement
[2]) Is an estimate

affected by a release of provisions on some specific projects. Net profit was also positively affected by a lower effective tax rate of 26%. Taking into account the effect of amortisation of intangible assets as a result of purchase price allocation under IFRS and higher financing costs, the net profit for the first half of 2007 amounted to € 44 million. An approximate comparison with the first half 2006 would lead to an adjustment of the pro forma net profit of approximately € 6 million, i.e. result in a pro forma net profit of € 40 million. In other words an increase of the net profit in the first half 2007 of 10.0%.

Net profit SNS Bank


€ millions
150
100
50
0
2005
2006
2007
Net profit 1st halfyear SNS Bank
Net profit 2nd halfyear SNS Bank

Total income increased from € 386 million in the first half of 2006 to € 445 million (+15.3%) in the first half of 2007. The higher net interest income and higher net commissions of SNS Retail Banking and the contribution made by SNS Property Finance amply compensated the lower results on investments and derivatives and other financial instruments.

Total income increased from € 246 million in the first half of 2006 to € 276 million (+12.2%) in the first half of 2007. This increase was fully attributable to the consolidation of SNS Property Finance. Total expenditure of SNS Property Finance amounted to € 29 million. Total expenditure of retail banking remained virtually unchanged.

Efficiency ratio SNS Bank


%
70
68
66
64
62
60
58
56
54
52
2002
2003
2004
2005
1st half year 2007
Efficiency ratio SNS Bank

The efficiency ratio came to 60.0%, marginally higher than in the first half of 2006 (59.8%), but sharply lower than in the second half of 2006 (65.4%).

The return on shareholders' equity (ROE) for the first half of 2007 amounted to 13.0%, which was 2.1% less than the first half of 2006, but on par with the second half of 2006 (13.1%).

Composition of income SNS Bank

The consolidation of SNS Property Finance, an improved net interest income and a sharply lower result on investments and derivatives and other financial instruments enhanced the quality of income. The diversification in the net interest income improved due to faster growth of the net interest income on savings products and the SME mortgages, the acquisition of SNS Property Finance, while net interest

income in the mortgage business decreased. In retail banking, the share of commissions in total income grew from 16.3% to 18.0%.

Composition of income SNS Bank


€ millions
500
400
300
200
100
0
1st half year 2006
2nd half year 2006
1st half year 2007
Other income
Net commission and management fees
Net income banking operations

Net interest income

Net interest income rose by € 105 million (38.6%) compared to the same period last year. This can be attributed to SNS Retail Banking (+ € 17 million) and the consolidation of SNS Property Finance (€ 88 million).

The increase of the net interest income of SNS Retail Banking (+ € 17 million) was mainly due to an increase of the commercial interest income and a strongly improved ALM result. The rise of the commercial interest income was generated by higher volumes of virtually all product groups and improved margins on savings products and the corporate property portfolio. This growth was partially offset by shrinking margins in the mortgage business. The ongoing fierce competition in the mortgage market continued to cause low margins, resulting in decreasing interest income.

The increase of net interest income in retail banking was realized while penalty interest income lowered by € 21 million (–58.3%). This was caused by a decrease of the volume of early redemptions on the back of the interest rate hikes, which further dried up the mortgage refinancing market. This trend had already set in in 2006. Also, penalty interest income declined as the spread between client interest rates and market interest rates tightened. Compared to the second half of 2006, the decline was € 3 million. The penalty interest in the first half of 2007 amounted to € 14 million.

Interest rates rose across the entire curve since year-end 2006. In the first half of 2007 the yield curve became somewhat steeper, but continues to be relatively flat. During 2007, the interest rate position was reduced further, bringing down SNS Bank's exposure to future interest rate hikes. The adjustment of the interest rate position, the interest rate hike and the slightly steeper yield curve led to an improvement of the ALM results compared to the same period last year.

In the highly competitive mortgage market, SNS Bank strove for a healthy balance between margins and volume. This pushed the market share down from 8.0% to 6.7%. SNS Budget Mortgage, chosen as 'Best European mortgage product of 2007', provided over half of the new mortgage production. In the existing mortgage portfolio, retention improved in the first half of 2007. SNS Bank's mortgage portfolio remained stable at € 42.1 billion.

The new inflow of SME mortgages amounted to € 0.3 billion. The SME credit portfolio amounted to € 2.9 billion at the end of June 2007. The SNS Property Finance's credit portfolio amounted to € 9.6 billion as at the end of June 2007. The transfer of the current corporate property portfolio from retail banking to SNS Property Finance will be completed in the second half of the year.

The savings market share grew from 6.3% to 6.5%. SNS Bank's total savings portfolio increased by € 1.3 billion to € 15.0 billion (+ 9.3%). ASN Bank showed handsome growth in both volume and number of clients. In the first half of 2007, the number of clients increased by 7.5% (24,000 new clients).

Net commission and management fees

Excluding the management fees of SNS Asset Management, which was transferred to SNS REAAL as per 1 July 2006, growth of net commissions and management fees amounted to € 9 million (+ 16.1%). This increase occurred in all commission-related activities. Net commissions and management fees, including the management fees of SNS Asset Management, increased by € 2 million to € 65 million (+ 3.2%) compared to the same period in 2006.

Growth in securities commissions was mostly driven by the activities of SNS Fundcoach. The market value of SNS Fundcoach's assets under management increased by

Interest income SNS Bank

In € millions	1st half year 2007	1st half year 2006	Change	2nd half year 2006	Change
Result					
SNS Retail Banking	289	272	6.3%	279	3.6%
SNS Property Finance	88	--	--	16	450.0%
Total interest income SNS Bank	**377**	**272**	**38.6%**	**295**	**27.8%**

€ 143 million from € 589 million at year-end 2006 to € 732 million at the end of June 2007 (+24.3%). In addition, the number of opened accounts as well as the number of active clients grew in the first half of 2007; SNS Fundcoach's associated fees increased accordingly. Additionally, the management fees of the SNS and ASN funds rose compared to the first half of 2006. SNS Securities, too, showed an increase, mainly generated by the favourable developments of the activities of Van der Hoop, acquired in 2006.

Result on investments

The result on investments fell sharply, from € 34 million in the first half of 2006 to € 4 million in the first half of 2007. Based on the positive revaluations and our interest rate projections, realisations were made in 2006 by means of bond divestments. In the first and second half of 2006, this generated income of € 25 million and € 24 million respectively. In the first half of 2007, only limited sales results were realised. In view of the size of the revaluation reserve at the end of June and the interest rate environment, the results on investments, as indicated before, will be substantially lower in the future.

Results on derivatives and other financial instruments

Income from derivatives and other financial instruments fell by € 21 million from € 17 million at the end of June 2006 to –€ 4 million at the end of June 2007. The short-term interest rate hike caused negative fair value changes in our derivatives, which had been bought in order to hedge the interest rate exposure in relation to the overall credit portfolio. These negative fair value movements were largely mitigated by applying hedge accounting. To the extent this is not the case, they are accounted for directly in the income statement.

Impairments on financial instruments and other assets

Impairments on financial instruments and other assets fell by € 6 million from € 15 million at the end of June 2006 to € 9 million at the end of June 2007 (–40.0%). The lower addition for retail mortgages is explained by a lower number of forced property sales, with associated lower shortfalls on foreclosures per item. In addition, last year the provisioning policy was tightened, resulting in a higher addition in 2006. There was a markedly lower inflow of loans to the SME sector, in particular due to the improving economic environment and to the release of a number of remaining provisions in respect of the settlement of various loans.

On balance, SNS Property Finance realised a release of € 1 million, which is markedly below the normal level of risk costs for this activity. Given the fact that SNS Property Finance also has positions abroad, it is to be expected that the impairments will soon be moving to normal levels.

Staff costs

Staff costs rose by € 17 million, from € 137 million to € 154 million (+12.4%). Most of this rise is attributable to the consolidation of SNS Property Finance (€ 17 million). The total number of FTEs at retail banking fell by approximately 200, compared to the end of June 2006, reducing fixed staff costs. Total staff costs increased, as more temporary staff were hired for the realisation of projects related to legislation and regulations (implementation of Basel II), efficiency and integration.

Depreciation of tangible assets and amortisation of intangible assets

Depreciation of tangible fixed assets and amortisation of intangible fixed assets increased by € 4 million (+30.8%) compared to the first half of 2006, in particular due to backlog depreciation on a number of discontinued branch offices, and the financial consolidation of SNS Property Finance.

Other operating expenses

Other operating expenses rose by € 15 milion (+18.5%) compared to the first half of 2006. Here, too, the consolidation of SNS Property Finance was the main cause (€ 12 million). In addition, the costs of external advisers were higher due to the acquisition of Regio Bank and the integration of SNS Property Finance.

REAAL Verzekeringen

In € millions	1st half year 2007	1st half year 2006	Change	2nd half year 2006	Change
Result					
Premium income	1,046	1,074	(2.6%)	934	12.0%
Reinsurance premium	29	27	7.4%	21	38.1%
Net premium income	**1,017**	**1,047**	**(2.9%)**	**913**	**11.4%**
Share in the result of associates	2	1	100.0%	--	--
Net commission and management fees	29	27	7.4%	29	0.0%
Result on investments	316	302	4.6%	274	15.3%
Result on investments for insurance contracts on behalf of policyholders	168	(10)	--	225	(25.3%)
Results on derivatives and other financial instruments	(5)	(3)	(66.7%)	(6)	16.7%
Other operating income	8	1	700.0%	3	166.7%
Total income	**1,535**	**1,365**	**12.5%**	**1,438**	**6.7%**
Technical expenses on insurance contracts	759	751	1.1%	642	18.2%
Technical expenses on insurance contracts on behalf of policyholders	386	236	63.6%	427	(9.6%)
Technical expenses on insurance contracts	**1,145**	**987**	**16.0%**	**1,069**	**7.1%**
Acquisition costs for insurance operations	132	122	8.2%	118	11.9%
Value adjustments to financial instruments and other assets	2	--	--	(2)	--
Staff costs	73	77	(5.2%)	73	0.0%
Depreciation and amortisation of tangible and intangible fixed assets	8	7	14.3%	9	(11.1%)
Other operating expenses	36	37	(2.7%)	39	(7.7%)
Other interest expenses	27	22	22.7%	12	125.0%
Total expenses	**1,423**	**1,252**	**13.7%**	**1,318**	**8.0%**
Operating profit before taxation	112	113	(0.9%)	120	(6.7%)
Taxation	21	35	(40.0%)	28	(25.0%)
Third party interests	1	--	--	--	--
Net profit for the period	**90**	**78**	**15.4%**	**92**	**(2.2%)**
Ratios					
Return on shareholders' equity	14.2%	13.3%		15.4%	
Operating cost/premium ratio	12.4%	13.1%		14.6%	
Solvency Life operations	241%	215%		236%	
Solvency Non-Life operations	286%	261%		279%	
New annual premium equivalent Life *(in € millions)*	84	103		93	
Value New Business *(in € millions)*					
Combined ratio Non-Life operations	109.0%	99.7%		98.1%	
Claims ratio	66.4%	57.0%		56.9%	

Highlights

- *Net profit up 15.4%.*
- *Value New Business Life Insurance amounts to € 8 million.*
- *Regular life insurance premiums increase to € 503 million (+ 5.7%).*
- *January's Kyrill storm leads to net loss for non-life insurance operations of € 4 million.*
- *Return on shareholder's equity rises to 14.2%.*
- *Operating cost/premium ratio improves to 12.4%.*

Result

REAAL Verzekeringen's net profit rose by 15.4% to € 90 million compared to the first half of 2006. In addition to higher investment income, this positive profit development was also driven by a steadily growing life insurance portfolio. The robust growth was mitigated by a non-recurring negative

Net profit REAAL Verzekeringen


€ millions
100
75
50
25
0
2005
2006
2007
Net profit 1st halfyear REAAL Verzekeringen
Net profit 2nd halfyear REAAL Verzekeringen

result in the non-life insurance operations due to the damage caused by the storm, Kyrill, in January 2007. Operating costs remained virtually stable, and the effective tax rate was lower.

Income

The total income of REAAL Verzekeringen increased from € 1,365 million to € 1,535 million (+ 12.5%).
Net income from regular life premiums grew by € 27 million to € 503 million (+ 5.7%). This increase was entirely generated by organic growth. Single life premiums fell by € 59 million to € 305 million (−16.2%), but were up € 24 million (+ 8.5%) compared to the second half of 2006.

Composition of income REAAL Verzekeringen


€ millions
1,600
1,400
1,200
1,000
800
600
400
200
0
1st halfyear 2006
2nd halfyear 2006
1st halfyear 2007
Other income
Result on investments
Net premium income

Non-life premium income rose by 2.7%, to € 232 million. The net premium development in 2007 was negatively impacted (€ 4 million) by higher reinsurance premiums due to a number of large claim events.

The result on investments for own account rose by € 14 million (+4.6%) compared to the first half of 2006. This positive development was caused inter alia by the stock option portfolio, where the underlying markets showed a better performance than last year. Additionally, in the first half of 2007, € 54 million was realised in sales results on the equity and bond portfolio, 10% less than in the first half of 2006 (€ 60 million).

The revenues generated by investments for insurance contracts on behalf of policy holders were € 178 million higher than in the first half of 2006, mainly driven by the better performance of the stock markets. Value adjustments to investments for insurance contracts on behalf of policy holders are recognised directly in the income statement. The revenues on investments for insurance contracts on behalf of policy holders came out lower than in the second half of 2006 because of the rising interest rates, which decreased the value of fixed-income security investments for insurance contracts on behalf of policy holders.

Composition of net premium income REAAL Verzekeringen 1st half year 2006


5%
6%
1%
8%
6%
74%
Life individual
Life collective
Non-life motor vehicles
Non-life accident and health
Non-life fire
Non-life other

Composition of net premium income REAAL Verzekeringen 1st half year 2007


5%
6%
1%
8%
6%
74%
Life individual
Life collective
Non-life motor vehicles
Non-life accident and health
Non-life fire
Non-life other

Expenses

REAAL Verzekeringen's total expenses rose by € 171 million, mainly due to an addition to the technical provision of € 158 million and acquisition costs that were up by € 10 million. The addition to the technical provision is almost entirely related to the increased value of the investments for insurance contracts on behalf of the policy holders.

Staff costs, depreciation and amortisation expenses, as well as other operating expenses were virtually on par with both the first half and second half of 2006.

Operating cost/premium ratio

The operating cost/premium ratio improved by 0.7 percentage points to 12.4% due to strict cost control.

Results REAAL Verzekeringen Life

Net profit

The net profit posted by the life insurance operations was up 36.2% from € 69 million to € 94 million, mainly due to the increased regular premiums (+ 5.7%), higher investment income (+ 4.8%, stable operating costs and a lower effective tax rate.

Income

Net regular premium income increased by € 27 million to € 503 million (+ 5.7%), entirely driven by organic portfolio growth. Compared to the second half of 2006, the net regular premium income was higher, because of the net premiums of the pension business, which are mainly recognised in the first half of the financial year.

Regular life premiums



€ millions
600
500
400
300
200
100
0
2005
2006
2007
Regular life premiums 1st halfyear
Regular life premiums 2nd halfyear

Compared to the first half of 2006, single life premiums fell by € 59 million to € 305 million (–16.2%). Compared to the second half of 2006, however, single life premiums rose by € 24 million (+ 8.5%). Both developments are especially visible in the Immediate Annuities product group. This product group continued to face fierce price competition during the first half of 2007. During the first half, prices were lower, which brought our market share up once more.

Results REAAL Verzekeringen Life

In € millions	1st halfyear 2007	1st halfyear 2006	Change	2nd halfyear 2006	Change
Result					
Regular life premiums	503	476	5.7%	426	18.1%
Single life premiums	305	364	(16.2%)	281	8.5%
Net premium income	**808**	**840**	**(3.8%)**	**707**	**14.3%**
Result on investments	303	289	4.8%	260	16.5%
Result on investments for insurance contracts on behalf of policyholders	168	(10)	--	225	(25.3%)
Results on derivatives and other financial instruments	(5)	(3)	(66.7%)	(6)	16.7%
Other operating income	29	22	31.8%	25	16.0%
Total income	**1,303**	**1,138**	**14.5%**	**1,211**	**7.6%**
Technical expenses on insurance contracts	1,006	869	15.8%	952	5.7%
Acquisition costs for insurance operations	78	69	13.0%	66	18.2%
Staff costs	48	56	(14.3%)	48	0.0%
Other operating expenses	54	44	22.7%	42	28.6%
Total expenses	**1,186**	**1,038**	**14.3%**	**1,108**	**7.0%**
Operating profit before taxation	**117**	**100**	**17.0%**	**103**	**13.6%**
Taxation	22	31	(29.0%)	23	(4.3%)
Third party interests	1	--	--	--	--
Net profit for the period	**94**	**69**	**36.2%**	**80**	**17.5%**

The result on investments for own account was €14 million (+4.6%) higher than in the first half of 2006. The stock option portfolio contributed to this increase. This concerns both options that expanded the equity exposure in 2006 and options reducing the exposure (early 2007). 40% of the equity exposure has been hedged against value decreases.

Other operating income increased by €7 million to €29 million (+31.8%). This increase was caused by surrender fees received at the termination of a partnership and a portfolio.

New annual premium equivalent and market shares

The new annual premium equivalent – calculated on the basis of EEV standards as from the second half of 2006 – fell €9 million to €84 million (–9.7%). This decline mainly related to individual traditional insurance.

The regular premium Life market (individual and semi-group) shrank by 21% in the first half of 2007. REAAL Verzekeringen's market share with regard to these regular premiums (new production) amounted to 14.5%. Compared to the 2006 year-end this is a decrease of 0.2 percentage points, but compared to the end of the first half of 2006 it represents a market share increase of 1.5 percentage points. The relatively strong decline of the market predominantly related to individual investment insurance.

In individual single premiums, our market share amounts to 7.6%, which is virtually on par with the market share at the end of June 2006 (7.7%) and at the 2006 year-end (7.3%). A strong recovery of our position in the second quarter managed to compensate for a large part of the loss of market share incurred in the first quarter. In the first half the market shrank by 13.7% compared to the same period in 2006.

For the first half of 2007, the value of new business amounted to €8 million (for 2006 as a whole: €20 million). The VNB was under pressure from the aforementioned shrinking markets for regular premiums and individual single premiums, as well as from tightening rates on the market for Immediate Annuities.

Expenses

Total expenses of the life insurance operations rose by €148 million to €1,186 million (+14.3%). The rise in expenses mostly concerned the technical expenses on insurance contracts (€137 million) resulting from the development of net premium income and the result on investments for insurance contracts on behalf of policy holders.

Acquisition costs for insurance operations increased by €9 million to €78 million (+13.0%). When new products based on regular premium payments are sold, the non-recurring acquisition costs are capitalised and amortised. In terms of duration and size, this amortisation period is fully geared to the rate structure. Acquisition costs increased in the past few years due to strong production growth.
Other expenses increased due to higher interest expenses, relating inter alia to the increase of the financing requirement.

Results REAAL Verzekeringen Non-Life

Net profit

Non-life net profit fell compared to the first half of 2006, by €13 million to €4 million negative. The main reason for this lower result is the higher claims expense due to the Kyrill storm of January 2007. The claims ratio consequently increased by 9.4 percentage points to 66.4%. For the same reason, the combined ratio came to 109.0% (2006: 99.7%).

Net profit was €16 million lower compared to the second half of 2006, likewise mainly as a result of higher technical expenses due to the Kyrill storm.

Income

At €232 million (+2.7%), non-life premium income was slightly higher than in the first half of 2006. The net premium development in 2007 (€4 million) was negatively impacted by higher reinsurance premiums due to a number of large claim events.

Non-life premiums increased by 4.5% compared to the second half of 2006. The higher reinsurance premium levelled out this rise in the net premium income.

The result on investments was similar to the results of the previous two six-month periods. The asset mix was changed early in 2007 from 'bonds only' to bonds in combination with a small proportion of equity. No sales results were realised here.

The increase of other operating income (€3 million) was caused by the management fee received by the underwriting agents business.

Expenses

Compared to the first half of 2006, total expenses of the non-life insurance operations rose by €23 million to €237 million (+10.7%). The €21 million rise in technical expenses on insurance contracts was largely generated by the Kyrill storm (€17 million gross) and by a higher number of large claim events compared to the first half of 2006. Finally, the acquisition costs of insurance operations came out €1 million higher due to higher gross premiums.

Results REAAL Verzekeringen Non-Life

In € millions	1st half year 2007	1st half year 2006	Change	2nd half year 2006	Change
Result					
Non-Life premiums	232	226	2.7%	222	4.5%
Reinsurance premium	23	19	21.1%	16	43.8%
Net premium income	**209**	**207**	**1.0%**	**206**	**1.5%**
Result on investments	13	13	0.0%	14	(7.1%)
Other operating income	10	7	42.9%	7	42.9%
Total income	**232**	**227**	**2.2%**	**227**	**2.2%**
Technical expenses on insurance contracts	139	118	17.8%	117	18.8%
Acquisition costs for insurance operations	54	53	1.9%	52	3.8%
Staff costs	25	21	19.0%	25	0.0%
Other operating expenses	19	22	(13.6%)	16	18.8%
Total expenses	**237**	**214**	**10.7%**	**210**	**12.9%**
Operating profit before taxation	(5)	**13**	--	**17**	--
Taxation	(1)	4	--	5	--
Net profit for the period	**(4)**	**9**	--	**12**	--

Compared to the second half of 2006, total expenses rose by € 27 million, mainly driven by higher technical expenses on insurance contracts.

Compared to the first half of 2006, the claims ratio rose by 9.4 percentage points to 66.4%. This increase, attributable to the Kyrill storm, is mainly visible in the Fire segment. The increase of the claims ratio at Motor Vehicles can be partly attributed to Kyrill, and partly to a decrease in premium income. The other segments show a favourable development of the claims ratio. Excluding Kyrill, the claims ratio increased by 1.2 percentage points to 58.2% (2006: 57.0%); the combined ratio was 100.8% (2006: 99.7%).

Healthy balance between risk and return

By taking proactive steps in the field of risk management to address market developments and the AXA Nederland acquisition, the low risk profile of SNS REAAL was maintained in the first half of 2007 and the balance between risk and return improved slightly.

Key developments

- In view of the expected rise of the interest rate, SNS Bank's interest rate position was reduced as of year-end 2006.
- 40% of the total share portfolio (€1.6 billion) of REAAL Verzekeringen has been hedged against downside risk.
- REAAL Verzekeringen has hedged 50% of the guarantee risk in the company profit sharing portfolio.
- The equity risk of the equity portfolios of AXA Nederland, Winterthur and DBV that are yet to be acquired is hedged in July 2007 against a price drop of more than 10%.
- In the run-up to the intended acquisition of AXA Nederland, the capital structure of REAAL Verzekeringen has been made more efficient.
- In early July 2007, in addition to a successful share issue by SNS REAAL of €350 million, a hybrid Tier 1 transaction of €350 million was issued with equal success. €250 million will be transferred from SNS REAAL to REAAL Verzekeringen, and €100 million to SNS Bank.
- The financing of the acquisition of AXA Nederland has been completed.
- SNS Bank's risk profile has remained low, which is expressed in lower loan write-offs.

Economic capital[1]

The required economic capital for SNS Bank and REAAL Verzekeringen decreased in the first quarter of 2007. The main reason for this decrease is the decline of the interest rate position, both at SNS Bank and at REAAL Verzekeringen. SNS Bank's economic capital saw a slight decrease to €1.1 billion, while REAAL Verzekeringen's economic capital declined from €0.9 billion to €0.8 billion. The chart below compares the required economic capital with the required and requisite regulatory capital. The current regulatory capital is presented exclusive of the income from the share issue in connection with the acquisition of AXA Nederland.

Market risk

SNS Bank's bank book

The duration of equity is the primary indicator of the bank's interest rate exposure. This indicator has a range of 0 to 8. In the review of the risk limits, SNS REAAL's ALM Committee adjusted the lower limit from 3 to 0. The duration in the past half year was moved to just above 0 due to the interest rates' rising trend. At year-end 2006 the duration was 3.9, compared to 1.1 at the end of June 2007.

Comparison capital SNS REAAL


€ millions
5,000
4,000
3,000
2,000
1,000
0
SNS Bank
REAAL Verzekeringen
SNS REAAL
Available regulatory capital (non core)
Available regulatory capital (core)
Required regulatory capital (internal)
Required regulatory capital (minimum)
Required economic capital

The value-at-risk (99% reliability on an annual basis) in the first half of 2007 amounted to an average of 5.1% of the fair value of equity. The earnings-at-risk (99% reliability on an annual basis) on average amounted to €40 million during the first half of 2007 (with a maximum of €45 million).

SNS Bank's trading book

As in 2006, SNS Bank's trading book made little use of the limits in the first half of 2007. The overall limit in terms of value-at-risk (99% on a daily basis) for the trading book was only €4.1 million, reflecting the low risk profile of this activity.

REAAL Verzekeringen

The REAAL Verzekeringen asset mix for investments for own account was revised slightly in the first half of 2007. In January, an additional hedge was purchased for the equity position. 40% of REAAL Verzekeringen's shares for own account and risk have now been hedged. Also, 50% of the guarantee risk in the company profit share portfolio has been hedged. The chart below shows the composition of the asset mix as at the end of June 2007. The total portfolio for own account and risk was €9.7 billion.

[1]) The economic capital is based on the figures at the end of the first quarter 2007..

Investment mix REAAL Verzekeringen for own account



8%
5%
18%
69%
Fixed income securities
Equities and options
Investment property
Other

Credit risk

The total bond portfolio is € 5.6 billion of which € 4.7 billion (approximately 84%) is rated AA or higher.

Retail mortgage loans

The development of both risk indicators – the probability of default (PD) and the loss given default (LGD) – indicates that the quality of the credit risk is stable. The default rate¹ in the first half of 2007 remained stable at 0.6%. In the first half, write-offs on mortgages amounted to € 11 million (0.03% of the portfolio), which was in line with the loss level at year end 2006. Loan to value decreased from 69% to 68%.

The total provision for bad debts was down by € 9 million to € 201 million. The provision for bad debts versus the risk-weighted assets of SNS Bank fell from 0.74% at year-end 2006 to 0.70% at the end of June 2007.

Property finance

On average, the contamination rate, an indicator of the risk quality of the portfolio, remained stable in the first half of 2007. At the end of June 2007, SNS Property Finance had a contamination rate of 1.1% (year-end 2006: 1.2%).

Technical provision insurance operations - REAAL Verzekeringen

Compared to the situation at the end of 2006, the distribution of the technical provision insurance operations excluding interest rate rebates has hardly changed. This has to do with the largely long-term nature of the provisions of the life insurer.

Gross provision Life 1st half year 2007



5%
10%
25%
60%
Individual life insurance in money
Individual life insurance in investment units
Group insurance in money
Group insurance in investment units

The distribution of the gross provision for claims likewise hardly changed since year-end 2006. The majority of the insured claims due to the Kyrill storm in January had been paid by 30 June 2007. The size of outstanding obligations in

Provision development for expected losses on loans SNS Bank (consolidated)

In € millions	Mortgages		Property Finance		Other		Total	
	Specific	IBNR	Specific	IBNR	Specific	IBNR	1st half year 2007	2006
Balance as at the beginning of the period	**54**	**5**	**46**	**5**	**83**	**17**	**210**	**167**
Acquisitions	--	--	--	--	--	--	--	48
Usage	(11)	--	(1)	--	(10)	--	(22)	(43)
Additions	25	(1)	3	--	18	--	45	95
Releases	(15)	--	(5)	--	(13)	(3)	(36)	(59)
Other changes	--	--	4	--	--	--	4	2
Balance as at the end of the period	**53**	**4**	**47**	**5**	**78**	**14**	**201**	**210**

¹) The default rate in the mortgage portfolio is the number of customers with payment arrears of more than 3 months divided by the total number of customers

connection with the storm is limited and does not impact on the distribution of the provision for claims across the segments.

In the first half of 2007 several improvements were made to REAAL Schadeverzekeringen's provisioning policy.

Adequacy of technical provisions

The adequacy of the technical provisions for insurance contracts is periodically tested. The adequacy test was carried out in accordance with IFRS valuation principles as per 30 June 2007 and at year-end 2006. For the first half of 2007, the adequacy increased on the back of the rising interest rates. The results of the non-life adequacy tests also show that the claims provision is adequate.

Gross provision Non-life 1st half year 2007



2%
2%
14%
14%
10%
21%
37%
Accident and health
Fire
Marine
Motor vehicles
Disability insurance products
Liabilities
Other

Profile of SNS REAAL

SNS REAAL is an innovative service provider in the banking and insurance sector with a focus on the Dutch retail market and on small and medium-sized enterprises. The offering covers three core product groups: mortgages and property finance, asset growth (i.e. savings and investments), and insurance.

With a balance sheet total of €83 billion, SNS REAAL is one of the larger bancassurance companies in the Netherlands. SNS REAAL has a long history of close commitment to Dutch society. The organisation and the way in which its 5,604 (FTEs) employees as at the end of June 2007 operate (year end 2006 5,776 FTEs) are characterised by social involvement and a keen eye for new developments.

As a bank and insurer, SNS REAAL holds a distinct position in its market by quickly and effectively translating client needs into accessible and transparent products. In-depth knowledge of products and efficiently designed processes lead to effective standardisations and combination options within product and client groups. SNS REAAL is a strong and flexible organisation that, through its core brands SNS Bank and REAAL Verzekeringen and specialised sales labels, enjoys strong positions in the Dutch market.

Activities

SNS Bank sells its housing and commercial mortgages, savings, investment and insurance products through its own branch offices, independent intermediaries, the internet and by telemarketing. The investment products range from do-it-yourself to advisory products and asset management.

With SNS Property Finance, SNS REAAL is one of the major financiers of property investments and projects in the Netherlands. SNS Property Finance is also active internationally.

REAAL Verzekeringen works almost exclusively through independent intermediaries to sell life insurance, including unit-linked policies and pensions, and non-life insurance, for example for home cover, mobility and disability insurance. Only its subsidiary Proteq sells non-life insurance to the consumer directly via the internet.

SNS Asset Management manages the investment funds of SNS Bank and ASN Bank, the investments of REAAL Verzekeringen and SNS REAAL Pension Fund as well as assets for institutional investors. SNS Asset Management also performs specialised investment research in the field of corporate social responsibility.

Listing

The SNS REAAL share is listed on Euronext Amsterdam. Since 2 March 2007, the SNS REAAL share has been included in the Amsterdam Mid Cap Index. At the end of 2007, the market capitalisation amounted to €4.3 billion.

Annexes: financial summaries

Balance sheet

In € millions	SNS Bank		REAAL Verzekeringen		Group activities		Elimination		Total	
	June 2007	Dec. 2006	June 2007	Dec. 2006	June 2007	Dec. 2006	June 2007	Dec. 2006	June 2007	Dec. 2006
Assets										
Goodwill and other intangible fixed assets	186	214	696	669	--	--	--	--	882	883
Tangible fixed assets	155	163	75	81	--	--	79	76	309	320
Investment in associates	79	34	69	69	11	39	(2)	(3)	157	139
Subsidiaries	--	--	--	--	3,303	3,401	(3,303)	(3,401)	--	--
Investment property	5	6	221	205	--	--	(79)	(76)	147	135
Investments	3,491	2,038	9,741	9,064	140	198	(694)	(674)	12,678	10,626
Investments for insurance contracts on behalf of policyholders	--	--	4,079	3,955	--	--	--	--	4,079	3,955
Derivatives	1,191	804	35	137	2	2	--	--	1,228	943
Deferred tax assets	47	39	41	20	8	7	--	--	96	66
Reinsurance contracts	--	--	341	338	--	--	--	--	341	338
Loans and advances to customers	56,964	56,248	678	757	94	561	(922)	(866)	56,814	56,700
Loans and advances to credit institutions	4,499	3,607	210	162	100	100	(100)	(100)	4,709	3,769
Corporate tax	107	106	46	36	103	108	--	--	256	250
Other assets	438	436	168	400	92	39	(35)	(217)	663	658
Cash and cash equivalents	701	687	988	698	1,314	415	(1,969)	(840)	1,034	960
Total activa	**67,863**	**64,382**	**17,388**	**16,591**	**5,167**	**4,870**	**(7,025)**	**(6,101)**	**83,393**	**79,742**
Equity and liability										
Equity attributable to shareholders	2,053	2,097	1,250	1,304	3,545	3,200	(3,303)	(3,401)	3,545	3,200
Third-party interests	--	--	4	3	--	--	(3)	(3)	1	--
Group equity	2,053	2,097	1,254	1,307	3,545	3,200	(3,306)	(3,404)	3,546	3,200
Participation certificates and subordinated debts	1,495	1,448	117	120	292	299	(182)	(203)	1,722	1,664
Debt certificates	34,792	30,841	--	--	417	418	--	--	35,209	31,259
Technical provision, insurance operations	--	--	13,666	13,313	--	--	(30)	(30)	13,636	13,283
Provision for employee benefits	--	--	17	18	20	20	30	30	67	68
Other provisions	22	24	4	4	1	1	--	--	27	29
Derivatives	845	682	27	4	6	6	--	--	378	692
Deferred tax liabilities	103	97	125	146	--	--	--	--	228	243
Savings	14,955	13,678	--	--	--	--	--	--	14,955	13,678
Other amount due to customers	8,458	7,019	454	402	380	611	(2,376)	(1,553)	6,916	6,479
Amounts due to credit institutions	3,862	7,299	1,369	663	468	246	(1,075)	(674)	4,624	7,534
Corporate tax	11	7	12	6	--	--	--	--	23	13
Other liabilities	1,267	1,190	343	608	38	69	(86)	(267)	1,562	1,600
Total equity and liabilities	**67,863**	**64,382**	**17,388**	**16,591**	**5,167**	**4,870**	**(7,025)**	**(6,101)**	**83,393**	**79,742**

Income statement

In € millions	SNS Bank		REAAL Verzekeringen		Group activities		Elimination		Total	
	1st hy 2007	1st hy 2006	1st hy 2007	1st hy 2006	1st hy 2007	1st hy 2006	1st hy 2007	1st hy 2006	1st hy 2007	1st hy 2006
Income										
Interest income banking operations third parties	1,562	1,063	--	--	--	--	--	--	1,562	1,063
Interest income banking operations group companies			--	--	--	--	--	--	--	--
Interest expense banking operations operations third parties	1,169	778	--	--	--	--	--	--	1,169	778
Interest expense banking operations group parties	16	13	--	--	--	--	(16)	(13)	--	--
Net interest income banking operations	377	272	--	--	--	--	16	13	393	285
Premium income	--	--	1,046	1,074	--	--	--	--	1,046	1,074
Reinsurance premium	--	--	29	27	--	--	--	--	29	27
Net premium income	--	--	1,017	1,047	--	--	--	--	1,017	1,047
Commission and management fees receivable from third parties	67	67	25	27	1	--	--	--	93	94
Commission and management fees receivable from group companies	14	12	4	--	13	--	(31)	(12)	--	--
Commission and management fees receivable due to third parties	6	16	--	--	1	--	--	--	7	16
Commission and management fees receivable due to group companies	10		--	--	--	--	(10)	--	--	--
Net commission and management fees	65	63	29	27	13	--	(21)	(12)	86	78
Share in the result of associates	--	--	2	1	236	196	(225)	(188)	13	9
Result on investments	4	34	316	302	41	24	(24)	(27)	337	333
Result on investments for insurance contracts on behalf of policyholders	--	--	168	(10)	--	--	--	--	168	(10)
Results on derivatives and other financial instruments	(4)	17	(5)	(3)	--	--	--	--	(9)	14
Other operating income	3	--	8	1	--	--	--	--	11	1
Total income	**445**	**386**	**1,535**	**1,365**	**290**	**220**	**(254)**	**(214)**	**2,016**	**1,757**
Expenses										
Technical expenses on insurance contracts	--	--	759	751	--	--	--	--	759	751
Technical expenses on insurance contracts on behalf of policyholders	--	--	386	236	--	--	--	--	386	236
Acquisition costs for insurance operations	--	--	132	122	--	--	(12)	(10)	120	112
Value adjustments to financial instruments and other assets	9	15	2	--	--	1	--	--	11	16
Staff costs	154	137	73	77	47	39	--	--	274	253
Depreciation and amortisation of tangible and intangible fixed assets	17	13	8	7	--	--	--	--	25	20
Other operating expenses	96	81	36	37	(13)	(18)	(6)	--	113	100
Other interest expenses	--	--	27	22	26	19	(11)	(13)	42	28
Total expenses	**276**	**246**	**1,423**	**1,252**	**60**	**41**	**(29)**	**(23)**	**1,730**	**1,516**
Operating profit before taxation	**169**	**140**	**112**	**113**	**230**	**179**	**(225)**	**(191)**	**286**	**241**
Taxation	34	28	21	35	(5)	(7)	--	(1)	50	55
Third party interests	--	--	1	--	--	--	--	--	1	--
Net profit attributable to shareholders	**135**	**112**	**90**	**78**	**235**	**186**	**(225)**	**(190)**	**235**	**186**

Income statement SNS Bank by segment

In € millions	Retail Banking		Property Finance		Elimination		Total	
	1st hy 2007	1st hy 2006	1st hy 2007	1st hy 2006	1st hy 2007	1st hy 2006	1st hy 2007	1st hy 2006
Income								
Interest income, banking operations	1,474	1,063	262	--	(174)	--	1,562	1,063
Interest expense, banking operations	1,185	791	174	--	(174)	--	1,185	791
Net interest income, banking operations	289	272	88	--	--	--	377	272
Commission and management fees receivable	80	79	1	--	--	--	81	79
Commission and management fees due	16	16	--	--	--	--	16	16
Net commission and management fees	64	63	1	--	--	--	65	63
Result on investments	4	34	--	--	--	--	4	34
Results on derivatives and other financial instruments	(4)	17	--	--	--	--	(4)	17
Other operating income	3	--	--	--	--	--	3	--
Total income	**356**	**386**	**89**	--	--	--	**445**	**386**
Expenses								
Value adjustments to financial instruments and other assets	10	15	(1)	--	--	--	9	15
Staff costs	137	137	17	--	--	--	154	137
Depreciation and amortisation of tangible and intangible fixed assets	16	13	1	--	--	--	17	13
Other operating expenses	84	81	12	--	--	--	96	81
Other interest expenses	--	--	--	--	--	--	--	--
Total expenses	**247**	**246**	**29**	--	--	--	**276**	**246**
Operating profit before taxation	**109**	**140**	**60**	--	--	--	**169**	**140**
Taxation	18	28	16	--	--	--	34	28
Third party interests	--	--	--	--	--	--	--	--
Net profit attributable to shareholders	**91**	**112**	**44**	--	--	--	**135**	**112**

Income statement REAAL Verzekeringen by segment

In € millions	Life		Non-Life		Total	
	1st hy 2007	1st hy 2006	1st hy 2007	1st hy 2006	1st hy 2007	1st hy 2006
Income						
Premium income	814	848	232	226	1,046	1,074
Reinsurance premium	6	8	23	19	29	27
Net premium income	808	840	209	207	1,017	1,047
Commission and management fees receivable	19	21	10	6	29	27
Commission and management fees due	--	--	--	--	--	--
Net commission and management fees	19	21	10	6	29	27
Share in the result of associates	2	1	--	--	2	1
Result on investments	303	289	13	13	316	302
Result on investments for insurance contract on behalf of policyholders	168	(10)	--	--	168	(10)
Results on derivatives and other financial instruments	(5)	(3)	--	--	(5)	(3)
Other operating income	8	--	--	1	8	1
Total income	**1,303**	**1,138**	**232**	**227**	**1,535**	**1,365**
Expenses						
Technical expenses on insurance contracts	620	633	139	118	759	751
Technical expenses on insurance contracts on behalf of policyholders	386	236	--	--	386	236
Acquisition costs for insurance operations	78	69	54	53	132	122
Value adjustments to financial instruments and other assets	2	--	--	--	2	--
Staff costs	48	56	25	21	73	77
Depreciation and amortisation of tangible and intangible fixed assets	8	7	--	--	8	7
Other operating expenses	17	16	19	21	36	37
Other interest expenses	27	21	--	1	27	22
Total expenses	**1,186**	**1,038**	**237**	**214**	**1,423**	**1,252**
Operating profit before taxation	**117**	**100**	**(5)**	**13**	**112**	**113**
Taxation	22	31	(1)	4	21	35
Third party interests	1	--	--	--	1	--
Net profit attributable to shareholders	**94**	**69**	**(4)**	**9**	**90**	**78**

Consolidated statement of changes in equity

In € millions	Issued share capital	Share premium reserve	Revaluation reserve	Cash flow hedge reserve	Fair value reserve	Profit sharing reserve	Other reserves	Profit for the year	Total equity
Balance as at 1 January 2006	340	15	38	135	203	38	1,436	323	2,528
Transfer of 2005 net profit	--	--	--	--	--	--	323	(323)	--
Unrealised revaluations from cash flow hedges	--	--	--	(90)	--	--	--	--	(90)
Deferred interest income from cash flow hedges	--	--	--	6	--	--	--	--	6
Unrealised revaluations	--	--	3	--	(56)	--	--	--	(53)
Realised revaluations through income statement	--	--	--	--	(61)	--	--	--	(61)
Change in profit-sharing reserve	--	--	--	--	23	(25)	2	--	--
Amounts charged directly to equity	--	--	3	(84)	(94)	(25)	325	(323)	(198)
Net profit 1st halfyear 2006	--	--	--	--	--	--	--	186	186
Net profit	--	--	--	--	--	--	--	186	186
Share issue	40	376	--	--	--	--	--	--	416
Costs related to share issue	--	(12)	--	--	--	--	--	--	(12)
Transactions with shareholders	40	364	--	--	--	--	--	--	404
Total changes in equity 1st halfyear 2006	40	364	3	(84)	(94)	(25)	325	(137)	392
Balance as at 30 June 2006	**380**	**379**	**41**	**51**	**109**	**13**	**1,761**	**186**	**2,920**
Balance as at 1 January 2007	**383**	**376**	**49**	**89**	**202**	**25**	**1,757**	**319**	**3,200**
Transfer of 2006 net profit	--	--	--	--	--	--	371	(371)	--
Transfer of 2006 dividend	--	--	--	--	--	--	(52)	52	--
Unrealised revaluations from cash flow hedges	--	--	--	(65)	--	--	--	--	(65)
Deferred interest income from cash flow hedges	--	--	--	5	--	--	--	--	5
Unrealised revaluations	--	--	2	--	(67)	--	--	--	(65)
Realised revaluations through equity	--	--	--	--	--	--	--	--	--
Realised revaluations through income statement	--	--	--	(1)	(60)	--	--	--	(61)
Change in profit-sharing reserve	--	--	--	--	9	(11)	2	--	--
Employee benefits	--	--	--	--	--	--	2	--	2
Amounts charged directly to equity	--	--	2	(61)	(118)	(11)	323	(319)	(184)
Net profit 1st halfyear 2007	--	--	--	--	--	--	--	235	235
Net profit	--	--	--	--	--	--	--	235	235
Share issue	34	316	--	--	--	--	--	--	350
Costs related to share issue	--	(9)	--	--	--	--	--	--	(9)
Interim dividend paid	4	(4)	--	--	--	--	(47)	--	(47)
Transactions with shareholders	38	303	--	--	--	--	(47)	--	294
Total changes in equity 1st halfyear 2007	38	303	2	(61)	(118)	(11)	276	(84)	345
Balance as at 30 June 2007	**421**	**679**	**51**	**28**	**84**	**14**	**2,033**	**235**	**3,545**

Consolidated cash flow statement

In € millions	1st hy 2007	1st hy 2006
Cash and cash equivalents as at 1 January	960	1,076
Cash flow from operating activities	(1,954)	348
Cash flow from investing activities	(2,355)	(707)
Cash flow from financing activities	4,383	835
Cash and cash equivalents as at 30 June	**1,034**	**1,552**

General information

Group structure

SNS REAAL N.V., incorporated and established in the Netherlands, is a public limited liability company incorporated under the laws of the Netherlands. SNS REAAL N.V.'s registered office is located at the address Croeselaan 1, 3521 BJ Utrecht. SNS REAAL N.V. is the parent company of SNS Bank N.V., REAAL Verzekeringen N.V., SNS REAAL Invest N.V. and SNS Asset Management N.V. and their respective group companies (referred to below as the Group or SNS REAAL). The consolidated financial statements of the Group comprise the accounts of all the companies controlled by SNS REAAL and the interest of SNS REAAL in associated subsidiaries and entities.
A number of corporate staff departments are shared. The costs of the corporate staff departments are recharged on the basis of the services provided, and, if more appropriate, proportionally allocated to the Group's subsidiaries. The costs of the Group Executive Board and other specific company costs are not allocated to group subsidiaries.
The main accounting principles used in the preparation of the consolidated financial statements and the company financial statements are set out in this section.

The consolidated financial statements of SNS REAAL for the financial year 2006 are available on request from the registered office of the Company at the address Croeselaan 1, P.O. Box 8444, 3503 RK Utrecht, or via www.snsreaal.nl.

These condensed consolidated interim financial statements were approved by the Supervisory Board on 15 August 2007. These condensed consolidated interim financial statements have not been audited.

Basis of preparation

Statement of IFRS compliance

SNS REAAL prepares the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS), as adopted within the European Union (EU).

Application dates

SNS REAAL has applied IFRS 7 (Financial instruments: Disclosures) since 1 January 2007. This standard only impacts the required disclosures in the annual financial statements, not the recognition and valuation principles. IFRS 7 disclosures have not been included in these condensed consolidated interim financial statements. IFRS 8 (Information by segment) has not yet been adopted by the EU. First application of this standard is dependent on adoption by the EU.

Main accounting principles for financial reporting

Excluding the presentation changes set out below, the principles for financial reporting which SNS REAAL has applied in these condensed consolidated interim financial statements are the same as those applied by SNS REAAL in the consolidated financial statements for the financial year 2006.

Presentation changes

As from 1 January 2007, SNS REAAL recognises the change in the provision for unearned premiums in the net premium income instead of in the technical expenses on insurance contracts, in order to better match the nature of the item. The comparative figures have been restated. For the first half of 2007, this reclassification amounts to € 27 million (2006: € 25 million).

As from 1 January 2007, SNS REAAL recognises the change in the provision for unearned commissions in the acquisition costs insurance operations instead of in the technical expenses on insurance contracts, in order to better match the nature of the item. The comparative figures have been restated. The reclassification amounted to € 6 million for both the first half of 2006 and the first half of 2007.

As from 1 January 2007, the fees which the underwriting agents business receives from SNS Bank are presented under net commissions and management fees instead of under other operating costs in the income statement of REAAL Verzekeringen. In the income statements by segment of REAAL Leven and REAAL Schade these concern the items 'other income' and 'other expenses'. The comparative figures have been restated. For the first half of 2006 the reclassification amounted to € 3 million; for the first half of 2007 the reclassification amounted to € 3 million.

As from 1 January 2007, SNS REAAL has changed its definitions of core capital and core capital ratio. The new definitions are:

- Core capital: Tier 1 capital less innovative Tier 1 instruments as defined by the Dutch Central Bank
- Core capital ratio: This ratio expresses core capital as a percentage of total risk-weighted assets.

Under the old definition, the Tier 1 capital was also adjusted for the deduction of intangible fixed assets to be included in the calculation of the Tier 1 capital, and the deferred sales result on the securitisation entities. This changed the core capital ratio presented for the first half of 2006 from 6.8% to 6.5%, and the core capital ratio at year-end 2006 from 7.4% to 6.5%.

Purchase price adjustments SNS Property Finance

As announced in the 2006 Annual Report, the calculations of the IFRS purchase accounting adjustments for pensions and investments in associates of SNS Property Finance were completed in the first half of 2007. As a result of these calculations, goodwill decreased by € 27 million, while investments in associates increased by € 40 million; the deferred tax liabilities increased by € 14 million. Furthermore, the costs directly attributable to the acquisition decreased by € 1 million. No IFRS purchase accounting adjustments were made to pensions, as the existing multi-employer contract was renegotiated and renewed.

Disclaimer

Reservation concerning forward looking statements

This interim report contains forward looking statements concerning future events. Those forward looking statements are based on the current information and assumptions of the SNS REAAL management concerning known and unknown risks and uncertainties.

Forward looking statements do not relate to definite facts and are subject to risk and uncertainty. The actual results may differ considerably as a result of risks and uncertainties relating to SNS REAAL's expectations regarding such matters as the assessment of market risk or possible acquisitions, or business expansion and premium growth and investment income or cash flow predictions or, more generally, the economic climate and changes in the law and taxation.

SNS REAAL cautions that expectations are only valid on specific dates, and accepts no responsibility for the revision or updating of any information following changes in policy, developments, expectations or the like.

SNS REAAL

Financial Results First Half 2007

16 August 2007



Disclaimer

This is a presentation by SNS REAAL N.V. ("SNS REAAL") and is based on information generally available to the public and does not contain any material non-public information. The presentation has been prepared solely for informational purposes and does not constitute an offer to sell or to issue or the solicitation of an offer to buy or subscribe for securities issued by SNS REAAL in any jurisdiction (including, without limitation the United States, United Kingdom, Germany, France and the Netherlands). Any and all information communicated by SNS REAAL should not be construed as an offer to sell or a solicitation of an offer to buy securities issued by SNS REAAL. This presentation is being made only to and is directed at (a) persons who have professional experience in matters relating to investments who fall within Article 19(1) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (b) high net worth entities, and other persons to whom it may otherwise lawfully be communicated, falling within Article 49(1) of the Order (all such persons together being referred to as "relevant persons"). Any person who is not a relevant person should not act or rely on this presentation or any of its contents.

Agenda Financial Results First Half 2007

I. Introductory Remarks, Strategic Update, Risk Profile - Sjoerd van Keulen, CEO

II. Financial Performance - Ronald Latenstein, CFO

III. Q&A

IV. Appendices Financial Statements

I. Introductory Remarks, Strategic Update, Risk Profile

Highlights of First Half 2007

Strong Financial Performance

- Record net profit of €235mn, up 26.3%
- Net interest income at SNS Retail Banking up 6.3%, up 3.6% 1H07 / 2H06
- SNS Property Finance contributes €44mn to net profit, up 10%
- Regular life premium up 5.7% through organic growth
- Non-life gross premiums up 2.7% but Kyrill storm negatively impacts net result by €13mn
- Result at Group Activities benefits from €21mn gain on sale of Van Lanschot shares and €14mn gain on sale of stake in LSN
- EPS up by 14.9% to €1.00; Interim DPS up 12.5% to €0.36
- ROE increases to 14.6% (1H06: 13.2%; FY06: 12.7%)

Executing on Strategy

- Further diversification of sources of income
- Continued investments in pockets of growth
- AXA Nederland acquisition a milestone for REAAL Verzekeringen
- Regio Bank acquisition closed on 1 July, expanding our distribution reach
- Strong cost control at SNS Bank and REAAL Verzekeringen
- Moderate risk profile maintained

Growth in Core Products

Mortgages & Property Finance

- Mortgage portfolio stable at €42.1bn, compared to year-end 2006
- Market share declined from 8.0% to 6.7% as we choose to defend margins
- New production of SME mortgages € 267m
- SPF loan portfolio up 9.1% to €9.6bn

Savings & Investments

- Savings portfolio up 9.5% to €15bn, compared to year-end 2006
- Market share up to 6.5% from 6.3%
- AUM SNS Asset Management up 12.5% to €18.4bn
- AUM SNS Fundcoach up 24.3% to €732mn

Life Insurance

- Regular premiums up 5.7% to €503mn
- Single premiums at €305mn down 16.2%, but higher than 2H06
- Market share regular premiums (14.5%) and single premiums (7.6%) broadly stable

Non-life Insurance

- Gross premiums up 2.7% to €232mn
- Non-life market still in downward cycle, pressure on premiums remains
- €13mn negative impact on net profit from Kyrill storm

Acquisition of AXA NL[1], Near Doubling of Market Share

Transaction highlights

- Announced on 4 June 2007, expected closing before year-end 2007
- Acquisition price of €1,750mn. Financing secured in June-August 2007

Leading Player in the insurance market in the Netherlands

- Near doubling share of the overall Dutch insurance market
- 10.8% share of life insurance market
  - 3rd largest provider of individual life products
- 6.0% share of non-life insurance market
- Strengthening position with IFA networks
- Improving platform for growth in Pensions, Disability and SME insurance

Substantial synergies

- Pre-tax cost synergies of €50mn p.a. as of 2011
- Restructuring one off charge of €60mn
- Revenue synergies not factored in
- Strong integration track record

1. *AXA NL, Winterthur NL and DBV NL.*

SNS Regio Bank, Expanding our Distribution Reach

SNS Regio Bank



CVB and Regio Bank branches
no branches
only CVB branches
only Regio Bank branches
CVB and Regio Bank branches

- Transaction closed on 1 July 2007
- Integration of Regio Bank and CVB organisations underway
- Significant cost synergies expected
- Full conversion of 700-800 branches before year-end 2007
- Rebranding started in August 2007
- Up to now, more than 300 franchisees signed a new contract with SNS Regio Bank
- New production through SNS Regio Bank started immediately after closing

SNS REAAL: Continued Focus on Cost Control

- Focus on cost control remains a firm priority
- 1H07 shows efficiency gains
- FTE reduction of approximately 200 for the Group
- Staff expense broadly flat at SNS Bank and REAAL Verzekeringen
- STP and SME programmes already delivering cost savings at SNS Bank
- AXA NL integration synergies will deliver further economies of scale at REAAL Verzekeringen

Efficiency Ratio



80%
60%
40%
20%
0%
63.1%
59.8%
62.6%
60.0%
2004
2005
2006
1H07

Cost / Premium Ratio



20%
15%
10%
5%
0%
13.2%
13.5%
13.8%
12.4%
2004
2005
2006
1H07

SNS REAAL: Maintaining Moderate Risk Profile

- No exposure to US sub-prime mortgages
- Negligible exposure to CDOs/CLOs of €18mn with low LtVs
- 84% of bond portfolio AA rated or higher
- Approximately 40% of equity portfolio SNS REAAL for own risk and reward hedged in January/February 2007
- Equity portfolio AXA NL hedged with a bandwidth of 10% early July 2007
- Entire funding of acquisitions (AXA NL, Regio Bank) already in place
- SNS Bank fully funded for 2007
- Low value adjustments, low duration of equity and diversified funding policy of SNS Bank

II. Financial Performance

SNS REAAL: Strong Growth in 1H07 Net Profit

Net Profit on a Half Year Basis

EURm	H1 06	H2 06	2006	H1 07
NET PROFIT SNS REAAL	**186**	**185**	**371**	**235**
SNS Bank	***112***	***102***	***214***	***135***
of which SNS Retail Bank	112	96	208	91
of which SNS Property Finance	0	6	6	44
REAAL Verzekeringen	***78***	***92***	***170***	***90***
of which REAAL Life Insurance	69	80	149	94
of which REAAL Non-life insurance	9	12	21	-4
Group act./Consolidation adjustm.	***-4***	***-9***	***-13***	***10***

Effective Tax Rate

Tax Rate SNS REAAL	FY04	FY05	FY06	H107
Dutch Corporate Tax Rate	34.5%	31.5%	29.6%	25.5%
Effective Tax Rate	**19.6%**	**22.4%**	**19.2%**	**17.5%**

Highlights

- Net profit up €49mn to €235mn (+26.3%)
- Result before tax up €45mn to €286mn (+18.7%)
- Lower net profit at SNS Retail Bank, mainly due to sharply lower bond gains and results on derivatives, compared to the high level in 2006
- €44mn contribution of SNS Property Finance
- Solid profit at Life insurance, driven by higher regular premiums and investment income
- €4mn loss at Non-life Insurance due to €13mn net loss from Kyrill storm
- Net gain on sale of Van Lanschot shares (€21mn) and stake in LSN (€14mn) leads to €10m net profit at Group Activities
- Effective tax rate of 17.5%

SNS REAAL: 1H07 EPS and ROE Show Good Momentum

EPS



1.50
1.00
0.50
0.00
0.87
0.78
1.00
H1 06
H2 06
H1 07

- EPS increased by 14.9% to €1.00, still reflecting the impact of the 2006 IPO on the average number of shares outstanding
- Weighted average number of shares for 1H07 is 235.7mn shares, up 9.8% yoy
- Interim dividend 2007 €0.36 per share, approx. 50% of 2006 FY dividend

ROE



20%
15%
10%
5%
0%
13.2%
12.1%
14.6%
H1 06
H2 06
H1 07

- ROE SNS Bank lower at 13.0% vs 15.1% in 1H06, as positive impact of SPF consolidation is offset by lower profit of SNS Retail Bank
- ROE REAAL Verzekeringen up from 13.3% in 1H06 to 14.2% in 1H07

SNS Retail Banking: Lower Net Profit but Robust Underlying Performance

Total Income (€mn)


500
400
300
200
100
0
-7.8%
386
17
34
63
272
356
4
64
289
-1-
1H06
1H07
Net Interest Income
Commission Income
Investment Income
Derivatives/Other

Operating Expenses (€mn)


250
200
150
100
50
0
+2.6%
231
237
94
137
100
137
1H06
1H07
Staff Expense
Other Expense(1)

Net Profit (€mn)


125
100
75
50
25
0
-18.8%
112
91
1H06
1H07

- Higher net interest income (+6.3%) despite significantly lower penalty interest
- Adjusted for transfer SAM to Group Activities, commission income rose 16.1%
- Sharp drop in realised bond gains and lower results on derivatives lead to 7.8% lower total income

- Staff expense kept flat as efficiency programmes start to deliver costs savings. FTE reduced by approx. 200 yoy
- Increase of other expenses due to depreciation and acquisition/integration costs
- 1H07 efficiency ratio up at 66.6% mainly due to lower income

- Value adjustments were €5mn lower at €10mn
- Tax rate improved to 16.5% (1H06: 20%)
- Net profit decreased on the back of lower bond gains and results on derivatives

1. *Other expenses include depreciation, other operating expenses (excluding other interest expenses) and value adjustments.*

SNS Retail Bank: Continued Improvement in Interest Income in 1H07

Net Interest Income

EURm	1H06	2H06	1H07
- SNS Retail Bank	272	279	289
- penalty interest	36	17	14
- SNS Retail Bank excl penalty interest	236	262	275

- Excluding the impact of lower penalty interest, the interest result at SNS Retail Bank increased 16.5% yoy and 5.0% compared to 2H06
- The increase is driven by a higher commercial interest result (lower at mortgages, higher at savings and SME) and a higher ALM result

Net Interest Margin (as a% of RWA)



4%
3%
2%
1%
0%
2.86%
2.95%
2.71%
2.85%
3.01%
FY05
FY06
1H06
2H06
1H 07

RWA	€20.2bn	€19.5bn	€20.1bn	€19.5bn	€18.9bn

- Net interest margin as a percentage of RWA continues to improve in 1H07 due to both higher net interest income and lower RWAs
- RWAs lower as % of mortgages at zero weighting has increased

SNS Retail Bank: Lower Value Adjustments in Benign Environment

Value Adjustments to Loans (€mn)


40
20
0
-20
15
3
18
21
8
20
10
1
9
1H06
2H06
1H07
Mortgages
Business Loans
Other Loans

Risk costs (Value Adjustments / RWA)


0.4%
0.2%
0.0%
0.15%
0.26%
0.10%
1H06
2H06
1H07

Highlights

- Value adjustments in 1H07 dropped to €10mn, compared to €15mn in 1H06 and €21mn in 2H06
- For retail mortgages, provisioning was lower due to lower defaults and foreclosure losses
- Low average LtV[1] at 68% (FY2006: 69%)
- For SME, focus on mortgages resulted in lower provisions, offset by lower releases in 1H07
- Low risk costs reflecting benign credit environment and moderate risk profile

1. *Weighted average LtMV, taking into account house price appreciation.*

SNS Property Finance Posts 1H07 Net Profit of €44mn

Net Profit (€mn)


60
40
20
0
46
+10.9%
51
40
+10.0%
44
1H06 Pro-forma (1)
1H07 (2)
1H06 Adjusted (3) Pro-forma
1H07 Stated (4)

€m	Pro-forma 1H 06	1H07	chg
Total income	99	99	0,0%
Total expenses	33	30	-9,1%
Result before tax	66	69	4,5%
Taxes	-20	-18	-10,0%
Net profit	**46**	**51**	**10,9%**
Adjustm for PPA/higher funding costs	-6	-7	
Adjusted net profit	40	44	10,0%

1. 1H06 pro-forma net profit, unaudited before PPA and higher funding costs.
2. 1H07 net profit before PPA and higher funding costs.

Highlights

- Pro-forma 1H07 net profit, before PPA adjustments and higher cost of funding, up 10.9% to €51mn, compared to 1H06
- Loan portfolio up 9.1% to €9.6bn
- 1H07 pro-forma total income flat yoy at €99mn, as lower transaction related interest income offset higher recurring interest revenues
- Pro-forma operating costs broadly flat, efficiency ratio at 33.7%
- €1mn positive contribution from value adjustments, as a result of a €5mn release of provisions related to specific projects
- 1H07 pro-forma tax rate of 26.6% (1H06: 30.3%)
- PPA/higher cost of funding leads to a €7mn adjustment: 1H07 net stated profit of €44mn. (1H06 pro-forma net profit adjusted for PPA/higher cost of funding: €40mn)
- PPA adjustments and higher funding costs under IFRS allocated to different P&L lines; for details see appendix, page 30

3. 1H06 pro-forma net profit, post pro-forma impact PPA and higher funding costs.
4. 1H07 stated net profit, post PPA and higher funding costs.

REAAL Life: Significantly Higher Net Profit

Total Income Own Risk (€mn)


-1.1%
1,500
1,000
500
0
1,148
19
289
364
476
1,135
24
303
305
503
1H06
1H07
Regular Life Premium
Single Life Premium
Investment Income(1)
Other income(2)

- Organic growth in regular premium (+5.7%) achieved despite declining market, through improvements in lapses
- Single premium lower than 1H06 but higher than 2H06
- Investment income up due to higher equity related gains
- VNB 1H07: €8mn

Total Expenses Own Risk (€mn)


900
600
300
0
802
-0.2%
800
44
56
69
633
54
48
78
620
1H06
1H07
Technical Expense(3)
Acquisition Expense
Staff Expense
Other Expense

- Stringent cost control leads to lower staff costs
- Lower technical expense on the back of lower premiums
- Acquisition expense higher due to higher regular premium component in the mix and higher amortisation of acquisition costs

Net Profit (€mn)


+36.2%
100
50
0
69
94
1H06
1H07

- Strong increase in net profit driven by higher regular premiums, investment income and a lower tax rate (1H07: 18.8%; 1H06: 31.0%)

1. *Excludes investment income for the risk of policyholders.*
2. *Includes commission income and other income.*
3. *Excludes technical expenses for the risk of policyholders.*

REAAL Non-life: Impacted by Kyrill Storm

Total Income (€mn)



300
240
180
120
60
0
227
+2.2%
232
7
13
207
10
13
209
1H06
1H07
Premium Income[1]
Investment Income
Other Income[2]

- 2.7% growth in gross premium income in difficult market, mainly driven by transportation
- Gross premium income increase partially offset by higher reinsurance cost: net premiums up 1.0%

Expenses (€mn)



300
240
180
120
60
0
214
+10.7%
237
22
21
53
118
19
25
54
139
1H06
1H07
Technical Expense
Acquisition Expense
Staff Expense
Other Expense

- Higher technical expense mainly driven by Kyrill storm related claims (€17mn)
- Claims ratio up 11 percentage points to 66.4%, due to Kyrill storm. Fire and, to a lesser extent Motor, are the most affected segments
- Combined ratio at 109.0% due to impact of Kyrill storm (100.8% excluding Kyrill)

Net Profit (€mn)



10
5
0
-5
9
-4
1H06
1H07

- Negative results principally due to Kyrill storm impact (€13mn)

1. *Net Premium Income.*
2. *Includes commission income and other income.*

SNS REAAL: Result of Group Activities

- Group Activities posts 1H07 *net profit of €10mn* (1H06: *-€13mn*[1])
- €21mn book profit on shares of Van Lanschot and €14mn gain on sale of stake in LSN
- €6m negative net impact from financing of Group companies (mainly SPF)
- Compliance and regulatory projects, acquisitions, long term incentive scheme and bonus provisioning costs also negatively impacted result of Group Activities in 1H07

1. *Stated -€4mn, adjusted for release on SNS REAAL Invest of €9mn.*

Solid Capital Position

Capital Position and Solvency			
	1H06	FY06	1H07
SNS REAAL			
Shareholders Equity (€mn)	2,920	3,200	3,546
Double Leverage	86.7%	107.8%	94.6%
SNS BANK			
Shareholders Equity (€mn)	1,406	2,097	2,053
Tier 1 Ratio	8.6%	8.2%	8.3%
Total Capital Ratio	11.8%	11.2%	11.4%
Core Capital Ratio	6.5%	6.5%	6.6%
REAAL Verzekeringen			
Shareholders Equity (€mn)	1,083	1,304	1,250
Solvency Ratio Life	215%	236%	241%
Solvency Ratio Non-life	261%	279%	286%

Interim Dividend

- Interim dividend 2007 of €0.36 per share (+12.5%)
- In principle interim dividend amounts to 50% of the total dividend in the previous year (2006 total dividend per share: €0.71)
- Choice between stock and cash dividend
- Stock-or-cash-decision should be made between 17 August 2007 and 4 September 2007
- SNS REAAL share quoted ex-interim dividend as from 17 August 2007
- Interim dividend is payable as per 13 September 2007

Key Take-Aways First Half 2007

- Strong financial performance underpinned by positive underlying developments
  - Banking net profit +20.5% yoy :
    - Net interest income at SNS Retail Banking up 6.3% yoy, up 3.6% 1H07 / 2H06
    - SNS Property Finance contributes €44mn to net profit, up 10%
  - Insurance net profit +15.4% yoy :
    - Regular life premium up 5.7% through organic growth
    - Non-Life gross premiums up 2.7% but Kyrill storm negatively impacts net profit by €13mn
  - Net profit benefits from gains on Van Lanschot shares (€21mn) and LSN stake (€14mn)
  - Net profit up 26.3% to €235mn; EPS up 14.9% to €1.00; ROE 14.6%

- Execution on strategy
  - Further diversification of sources of income and investments in pockets of growth
  - SNS Regio Bank: expanding our distribution reach
  - AXA NL acquisition, nearly doubling of insurance market share, funding fully secured

- Moderate risk profile maintained

III. Q&A

IV. Appendices

B. Financial Statements First Half 2007

Income Statement – SNS REAAL

In € millions	1st HY 2007	1st HY 2006	Change	2nd HY 2006	Change
Income banking operations					
Net interest income banking operations	377	272	38,6%	295	27,8%
Net commission and management fees	65	63	3,2%	57	14,0%
Other income	3	51	-94,1%	30	-90,0%
Total income banking operations	**445**	**386**	**15,3%**	**382**	16,5%
Income insurance operations					
Net premium income	1.017	1.047	-2,9%	913	11,4%
Result on investments	316	302	4,6%	274	15,3%
Result on investments for insurance contracts on behalf of policyholders	168	-10	–	225	-25,3%
Results on derivatives and other financial instruments	-5	-3	-66,7%	-6	16,7%
Other income	39	29	34,5%	32	21,9%
Total income insurance operations	**1.535**	**1.365**	**12,5%**	**1.438**	6,7%
Other income and eliminations	36	6	500,0%	-2	–
Total income	**2.016**	**1.757**	**14,7%**	**1.818**	10,9%
Technical expenses on insurance contracts	1.145	987	16,0%	1.069	7,1%
Acquisition costs for insurance operations	120	112	7,1%	106	13,2%
Value adjustments to financial instruments and other assets	11	16	-31,3%	19	-42,1%
Staff costs	274	253	8,3%	254	7,9%
Other expenses	180	148	21,6%	152	18,4%
Total expenses	**1.730**	**1.516**	**14,1%**	**1.600**	8,1%
Operating profit before taxation	**286**	**241**	**18,7%**	**218**	31,2%
Taxation	50	55	-9,1%	33	51,5%
Third party interests	1	–	–	–	–
Net profit for the period	**235**	**186**	**26,3%**	**185**	27,0%
Net profit banking operations	**135**	**112**	20,5%	**102**	32,4%
Net profit insurance operations	**90**	**78**	15,4%	**92**	-2,2%
Net profit group activities	10	-4	–	-9	–
Earnings per share (€)	**1,00**	**0,87**	14,9%	**0,78**	28,2%
Diluted earnings per share (€)	**1,00**	**0,87**	14,9%	**0,78**	28,2%
Total assets	**83.393**	**69.996**	**19,1%**	**79.742**	4,6%
Group equity	**3.546**	**2.920**	**21,4%**	**3.200**	10,8%

Ratios – SNS REAAL

In € millions	1st HY 2007	1st HY 2006	Change	2nd HY 2006	Change
Ratios					
Return on shareholders' equity	14,6%*	13,2%		12,1%*	
Double Leverage	94,7%	86,7%		107,8%	
Average number of employees (FTE)	5.690	5.473	4,0%	5.641	0,9%
SNS Bank:					
Efficiency ratio	60,0%	59,8%		65,4%	
BIS-ratio	11,4%	11,8%		11,2%	
Tier 1-ratio	8,3%	8,6%		8,2%	
REAAL Verzekeringen:					
New annual premium equivalent (in € millions)	84	103		93	
Operating cost/premium ratio	12,4%	13,1%		14,6%	
Solvency Life operations	241%	215%		236%	
Solvency Non-Life operations	286%	261%		279%	

* ROE has been calculated weighting the share issues

Income Statement – SNS Bank

In € millions	1st HY 2007	1st HY 2006	Change	2nd HY 2006	Change
Result					
Net interest income banking operations	377	272	38,6%	295	27,8%
Net commission and management fees	65	63	3,2%	57	14,0%
Result on investments	4	34	-88,2%	33	-87,9%
Result on derivatives and other financial instruments	-4	17	–	-2	-100,0%
Other operating income	3	–	–	-1	–
Total income	**445**	**386**	**15,3%**	**382**	16,5%
Value adjustments to financial instruments and other assets	9	15	-40,0%	21	-57,1%
Staff costs	154	137	12,4%	146	5,5%
Depreciation and amortisation of tangible and intangible fixed assets	17	13	30,8%	12	41,7%
Other operating expenses	96	81	18,5%	92	4,3%
Total expenses	**276**	**246**	**12,2%**	**271**	1,8%
Operating profit before taxation	**169**	**140**	**20,7%**	**111**	52,3%
Taxation	34	28	21,4%	9	277,8%
Net profit for the period	**135**	**112**	**20,5%**	**102**	32,4%
Net profit for the period Retail Banking	**91**	**112**	-18,8%	**96**	-5,2%
Net profit for the period Property Finance	**44**	**–**	–	**6**	633,3%
Risk weighted assets	28.663	20.075	42,8%	28.454	0,7%
Ratios					
Return on shareholders' equity	13,0%	15,1%		13,1%	
Efficiency ratio	60,0%	59,8%		65,4%	
BIS-ratio	11,4%	11,8%		11,2%	
Tier 1-ratio	8,3%	8,6%		8,2%	
Core Capital ratio	6,6%	6,5%		6,5%	

Income Statement – SNS Bank by Segment

In € millions	Retail Banking		Property Finance		Elimination		Total	
	1st HY 2007	1st HY 2006	1st HY 2007	1st HY 2006	1st HY 2007	1st HY 2006	1st HY 2007	1st HY 2006
Income								
Interest income, banking operations	1.474	1.063	262	-	174-	-	1.562	1.063
Interest expense, banking operations	1.185	791	174	-	174-	-	1.185	791
Net interest income, banking operations	289	272	88	-	-	-	377	272
Commission and management fees receivable	80	79	1	-	-	-	81	79
Commission and management fees due	16	16	-	-	-	-	16	16
Net commission and management fees	64	63	1	-	-	-	65	63
Result on investments	4	34	-	-	-	-	4	34
Results on derivatives and other financial instruments	4-	17	-	-	-	-	4-	17
Other operating income	3	-	-	-	-	-	3	-
Total income	356	386	89	-	-	-	445	386
Expenses								
Value adjustments to financial instruments and other assets	10	15	1-	-	-	-	9	15
Staff costs	137	137	17	-	-	-	154	137
Depreciation and amortisation of tangible and intangible fixed assets	16	13	1	-	-	-	17	13
Other operating expenses	84	81	12	-	-	-	96	81
Other interest expenses	-	-	-	-	-	-	-	-
Total expenses	247	246	29	-	-	-	276	246
Operating profit before taxation	109	140	60	-	-	-	169	140
Taxation	18	28	16	-	-	-	34	28
Third party interests	-	-	-	-	-	-	-	-
Net profit attributable to shareholders	91	112	44	-	-	-	135	112

Income Statement – REAAL Verzekeringen

In € millions	1st HY 2007	1st HY 2006	Change	2nd HY 2006	Change
Result					
Premium income	1.046	1.074	-2,6%	934	12,0%
Reinsurance premium	29	27	7,4%	21	38,1%
Net premium income	**1.017**	**1.047**	**-2,9%**	**913**	**11,4%**
Share in the result of associates	2	1	100,0%	–	–
Net commission and management fees	29	27	7,4%	29	0,0%
Result on investments	316	302	4,6%	274	15,3%
Result on investments for insurance contracts on behalf of policyholders	168	-10	–	225	-25,3%
Results on derivatives and other financial instruments	-5	-3	-66,7%	-6	16,7%
Other operating income	8	1	700,0%	3	166,7%
Total income	**1.535**	**1.365**	**12,5%**	**1.438**	**6,7%**
Technical expenses on insurance contracts	759	751	1,1%	642	18,2%
Technical expenses on insurance contracts on behalf of policyholders	386	236	63,6%	427	-9,6%
Technical expenses on insurance contracts	**1.145**	**987**	**16,0%**	**1.069**	**7,1%**
Acquisition costs for insurance operations	132	122	8,2%	118	11,9%
Value adjustments to financial instruments and other assets	2	–	–	-2	–
Staff costs	73	77	-5,2%	73	0,0%
Depreciation and amortisation of tangible and intangible fixed assets	8	7	14,3%	9	-11,1%
Other operating expenses	36	37	-2,7%	39	-7,7%
Other interest expenses	27	22	22,7%	12	125,0%
Total expenses	**1.423**	**1.252**	**13,7%**	**1.318**	**8,0%**
Operating profit before taxation	**112**	**113**	**-0,9%**	**120**	**-6,7%**
Taxations	21	35	-40,0%	28	-25,0%
Third party interests	1	–	–	–	–
Net profit for the period	**90**	**78**	**15,4%**	**92**	**-2,2%**
Ratios					
Return on shareholders' equity	14,2%	13,3%		15,4%	
Operating cost/premium ratio	12,4%	13,1%		14,6%	
Solvency Life operations	241%	215%		236%	
Solvency Non-Life operations	286%	261%		279%	
New annual premium equivalent Life (in € millions)	84	103		93	
Value New Business (in € millions)					
Combined ratio Non-Life operations	109,0%	99,7%		98,1%	
Claims ratio	66,4%	57,0%		56,9%	

Income Statement – REAAL Verzekeringen by Segment

In € millions	Life		Non-Life		Total	
	1st HY 2007	1st HY 2006	1st HY 2007	1st HY 2006	1st HY 2007	1st HY 2006
Income						
Premium income	814	848	232	226	1.046	1.074
Reinsurance premium	6	8	23	19	29	27
Net premium income	808	840	209	207	1.017	1.047
Commission and management fees receivable	19	21	10	6	29	27
Commission and management fees due	-	-	-	-	-	-
Net commission and management fees	19	21	10	6	29	27
Share in the result of associates	2	1	-	-	2	1
Result on investments	303	289	13	13	316	302
Result on investments for insurance contract on behalf of policyholders	168	10-	-	-	168	10-
Results on derivatives and other financial instruments	5-	3-	-	-	5-	3-
Other operating income	8	-	-	1	8	1
Total Income	**1.303**	**1.138**	**232**	**227**	**1.535**	**1.365**
Expenses						
Technical expenses on insurance contracts	620	633	139	118	759	751
Technical expenses on insurance contracts on behalf of policyholders	386	236	-	-	386	236
Acquisition costs for insurance operations	78	69	54	53	132	122
Value adjustments to financial instruments and other assets	2	-	-	-	2	-
Staff costs	48	56	25	21	73	77
Depreciation and amortisation of tangible and intangible fixed assets	8	7	-	-	8	7
Other operating expenses	17	16	19	21	36	37
Other interest expenses	27	21	-	1	27	22
Total expenses	**1.186**	**1.038**	**237**	**214**	**1.423**	**1.252**
Operating profit before taxation	**117**	**100**	**5-**	**13**	**112**	**113**
Taxation	22	31	1-	4	21	35
Third party interests	1	-	-	-	1	-
Net profit attributable to shareholders	**94**	**69**	**4-**	**9**	**90**	**78**

Consolidated Balance Sheet

In € millions	SNS Bank		REAAL Verzekeringen		Group activities		Elimination		Total	
	June 2007	Dec 2006	June 2007	Dec 2006	June 2007	Dec 2006	June 2007	Dec 2006	June 2007	Dec 2006
Assets										
Goodwill and other intangible fixed assets	186	214	696	669	-	-	-	-	882	883
Tangible fixed assets	155	163	75	81	-	-	79	76	309	320
Investment in associates	79	34	69	69	11	39	2-	3-	157	139
Subsidiaries	-	-	-	-	3.303	3.401	3.303-	3.401-	-	-
Investment property	5	6	221	205	-	-	79-	76-	147	135
Investments	3.491	2.038	9.741	9.064	140	198	694-	674-	12.678	10.626
Investments for insurance contracts on behalf of policyholders	-	-	4.079	3.955	-	-	-	-	4.079	3.955
Derivatives	1.191	804	35	137	2	2	-	-	1.228	943
Deffered tax assets	47	39	41	20	8	7	-	-	96	66
Reinsurance contracts		-	341	338	-	-	-	-	341	338
Loans and advances to customers	56.964	56.248	678	757	94	561	922-	866-	56.814	56.700
Loans and advances to credit institutions	4.499	3.607	210	162	100	100	100-	100-	4.709	3.769
Corporate tax	107	106	46	36	103	108	-	-	256	250
Other assets	438	436	168	400	92	39	35-	217-	663	658
Cash and cash equivalents	701	687	988	698	1.314	415	1.969-	840-	1.034	960
Total assets	**67.863**	**64.382**	**17.388**	**16.591**	**5.167**	**4.870**	**7.025-**	**6.101-**	**83.393**	**79.742**
Equity and liability										
Equity attributable to shareholders	2.053	2.097	1.250	1.304	3.545	3.200	3.303-	3.401-	3.545	3.200
Third-party interests	-	-	4	3	-	-	3-	3-	1	-
Group equity	2.053	2.097	1.254	1.307	3.545	3.200	3.306-	3.404-	3.546	3.200
Participation certificates and subordinated debts	1.495	1.448	117	120	292	299	182-	203-	1.722	1.664
Debt certificates	34.792	30.841	-	-	417	418	-	-	35.209	31.259
Technical provision, insurance operations	-	-	13.666	13.313	-	-	30-	30-	13.636	13.283
Provision for employee benefits	-	-	17	18	20	20	30	30	67	68
Other provisions	22	24	4	4	1	1	-	-	27	29
Derivatives	845	682	27	4	6	6	-	-	878	692
Deferred tax liabilities	103	97	125	146	-	-	-	-	228	243
Savings	14.955	13.678	-	-	-	-	-	-	14.955	13.678
Other amount due to customers	8.458	7.019	454	402	380	611	2.376-	1.553-	6.916	6.479
Amounts due to credit institutions	3.862	7.299	1.369	663	468	246	1.075-	674-	4.624	7.534
Corporate tax	11	7	12	6	-	-	-	-	23	13
Other liabilities	1.267	1.190	343	608	39	69	86-	207-	1.562	1.600
Total equity and liabilities	**67.863**	**64.382**	**17.388**	**16.591**	**5.167**	**4.870**	**7.025-**	**6.101-**	**83.393**	**79.742**

Forward-looking Statements

This presentation may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these forward-looking statements, as they are based upon management' s current estimates, expectations, beliefs and assumptions regarding anticipated developments and other factors affecting SNS REAAL. These forward-looking statements speak only as of the date of this presentation. They are not historical facts, nor are they guarantees of future performance. Because these forward looking statements are subject to risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. For a more in-depth discussion of these factors, and the risks and uncertainties that may affect the future results of SNS REAAL, please see SNS REAAL's filings with Euronext Amsterdam and the Dutch Authority Financial Markets, including SNS REAAL's annual report & accounts.

Press releases 2007

SNS Securities and VVAA reach final agreement on acquisition of FBS Bankiers

SNS Securities and VVAA Groep have reached final agreement on the acquisition of FBS Bankiers, a specialised bank that provides services to both private and institutional clients. The core activities of Amsterdam-based FBS Bankiers are securities advice and asset management.

A total of 30 employees will join SNS Securities. With the acquisition of FBS Bankiers, SNS Securities will strengthen its position in the Dutch market.

The parties expect to complete the acquisition within the next two months.

"Both the clients of FBS Bankiers as well as the personnel will benefit from the professional organization and the high-quality research of SNS Securities", according to Evert Greup, CEO of VVAA Groep.

"For SNS Securities, the acquisition of FBS Bankiers is an excellent addition to the existing activities and we expect that the acquisition will contribute to the result of SNS Securities", stated Willem Meijer, CEO of SNS Securities.

FBS Bankiers is a subsidiary of VVAA Groep, a Utrecht-based financial service provider for healthcare professionals.

SNS Securities, a subsidiary of SNS Bank, is part of SNS REAAL, a banking and insurance service provider. SNS Securities provides investment services related to research, liquidity provision and corporate finance, in addition to providing consultancy and management services to both private and institutional investors.

31

SNS REAAL

SNS REAAL closes acquisition of the Dutch insurance operations of AXA

Utrecht, 6 September 2007 - SNS REAAL has closed the acquisition of AXA Nederland B.V. ('AXA NL'), Winterthur Verzekeringen Holding B.V.('Winterthur NL') and DBV Holding N.V. ('DBV NL'), together referred to as 'AXA NL Combined', after obtaining all relevant regulatory approvals and advice from the works councils. The acquisition of AXA NL Combined was previously announced on 4 June 2007, with the expectation that the closing would occur before year end 2007.

AXA NL Combined was acquired for a cash consideration of € 1,797 million, which consists of the acquisition price of € 1,750 million plus € 47 million of accrued interest (4% per annum as from 1 January 2007, the effective date of the acquisition, up to and including the date of the acquisition, 5 September 2007). AXA Nederland B.V., Winterthur Verzekeringen Holding B.V. and DBV Holding N.V. will become 100% subsidiaries of REAAL Verzekeringen and will be financially consolidated as of 6 September 2007. The pre-closing year-to-date net profit of AXA NL Combined has accrued to SNS REAAL's shareholders' equity.

Excellent strategic fit and financially attractive

The acquisition of AXA NL Combined fully fits SNS REAAL's acquisition strategy and provides an excellent strategic fit as it will significantly strengthen REAAL Verzekeringen by:

- Nearly doubling its market share[1] in the overall Dutch insurance market: with the acquisition, SNS REAAL becomes a leading player in the total Dutch insurance market with a market share of 9.2% (versus 5.2% on a stand alone basis). SNS REAAL's market share in the life insurance market increases from 6.0% to 10.8%. Its market share in the non-life insurance market increases from 3.6% to 6.0% (excluding health insurance). The combined group is particularly strong in the individual life market segment where SNS REAAL will become the third largest player with an increased market share of 14.1% on a portfolio basis and more than 20% based on new production.
- Significantly improving its distribution power, including in key growth areas: AXA NL Combined provides good access to underwriting agents and to the high end segment of the Dutch intermediary market, and strengthens REAAL Verzekeringen's distribution capabilities in growth markets such as disability insurance, pensions and the SME sector.
- Providing substantial scope to increase operational efficiency / economies of scale: SNS REAAL and AXA NL Combined have complementary strengths. Sharing of best practices will increase the overall operational efficiency. The acquisition will allow SNS REAAL to make effective use of its scalable ICT systems. The integration and related cost synergies, as discussed below, are also expected to significantly contribute to the overall operational efficiency.

The acquisition will further diversify SNS REAAL's business mix and will increase the relative size of its insurance operations. Furthermore, the acquisition is expected to deliver substantial cost synergies. It enabled the effective use of the excess capital within SNS REAAL. The acquisition is expected to be EPS accretive as of 2008, generate a return on investment above cost of capital and contribute to SNS REAAL's ROE. SNS REAAL's current financial targets for 2007-2009 will remain in place.

---

[1] All market shares refer to 2005 and are based on gross written premiums (GWP) (on a portfolio basis). Source: AM Jaarboek 2006. Excluding health insurance.

Financing secured maintaining moderate risk profile
The entire funding for the acquisition of AXA NL Combined was completed on favourable conditions. SNS REAAL issued new shares for a total amount of € 350 million in June 2007 to partly finance the acquisition. Furthermore, it also raised € 350 million in hybrid capital in July 2007. The remaining financing, in the form of senior debt, was secured in the period June-August 2007. Given the market circumstances interest expenses will be fractionally higher than originally anticipated.

To be protected from a potential deterioration of the equity capital markets, the risk of a negative value development in the equity portfolio of AXA NL Combined was hedged with a bandwidth of 10% in July 2007.

Integration and expected synergies
As announced on 4 June 2007, SNS REAAL expects to realise substantial pre-tax cost synergies of € 50 million per annum as of 2011 on a fully phased basis, representing approximately 40% of AXA NL Combined's operational cost base. SNS REAAL estimates total pre-tax restructuring costs of € 60 million which will be front-end loaded with the majority of costs to be taken in the first 3 years and mainly consisting of ICT, facilities and HR related costs.

As announced on 4 June 2007, AXA NL and Winterthur NL will be integrated into REAAL Verzekeringen. DBV NL will continue to use its own brand, products and operations. SNS REAAL expects most cost synergies to be realised by the integration of operations and systems, the use of SNS REAAL's shared service centers concept, one single head-office and by the related reduction of FTEs.

The management teams of SNS REAAL and AXA NL Combined are jointly finalising the contemplated integration plan. Significant progress has been achieved already. The works councils' approvals related to the integration plan are expected before year end 2007, enabling the implementation as planned.

SNS REAAL 2007 Investor Day
On Tuesday, 20 November, SNS REAAL will host a seminar for investors, analysts and shareholders. The Investor Day will aim to provide more insight into the different operations of SNS REAAL, its strategy and risk profile. During the Investor Day, SNS REAAL will provide an update of the financial performance of AXA NL Combined in 2007 and present the main elements of the integration plan.

Lehman Brothers has acted as Sole Financial Advisor to SNS REAAL on the acquisition.

Profile of the acquired companies

AXA Nederland B.V.
AXA NL is a medium sized insurer in the Netherlands with € 808 million of GWP in 2006, of which 64% was generated by Life and 36% by Non-Life insurance products. Its net profit for 2006 was € 126 million. AXA NL focuses on retail and SME clients and is a significant player in disability products. In addition, AXA NL holds a leading position with underwriting agents. In 2006 AXA NL employed 574 FTEs. Its total stated Embedded Value ('EV') was € 1,078 million at year end 2006, consisting of € 924 million life EV and € 154 million non-life and other net asset value. The reintegration of its previously outsourced back-office systems limited new business value for 2006 to € 1 million.

Winterthur Verzekeringen Holding B.V.
Winterthur NL generated € 260 million of GWP, of which 64% was generated by its Life and 36% by its Non-Life insurance products. Winterthur NL's reported net profit for 2006 based on Dutch GAAP was € 57 million. Based on SNS REAAL IFRS standards this would be € 42 million. Winterthur NL focuses on retail and SME clients and has a loyal customer base. It employed 195 FTEs in 2006. Its total stated EV was € 319 million at year end 2006, consisting of € 257 million life EV and € 62 million non-life and other net asset value. In 2006 Winterthur NL generated € 9 million of new business value.

DBV Holding N.V.
DBV NL has a distinct business model and sells packaged mortgages with life insurance policies. DBV NL's GWP of € 585 million in 2006 was almost exclusively generated by its Life insurance products, of which 72% were single premiums. DBV NL's net profit was € 14 million for 2006. DBV NL originated € 2.1 billion in mortgages in 2006 of which a large part was funded on its balance sheet and a smaller part funded by third parties including securitisations. It employed 210 FTEs at year end 2006. Its total stated EV was € 151 million at year end 2006, consisting of € 175 million life EV, negative € 24 million non-life and other net asset value and it generated € 1 million of new business value over 2006.

AXA NL Combined
The three separate businesses of AXA NL, Winterthur NL and DBV NL combined generated € 1,653 million of GWP, of which 77% Life and 23% Non-Life, and € 182 million of net profit on a SNS REAAL IFRS basis. Adjusting this net profit for non-recurring items would result in a normalised pro forma net profit of AXA NL Combined of € 143 million over 2006.

SNS REAAL

With a balance sheet total of € 83 billion at the end of June 2007, SNS REAAL is one of the larger bancassurance companies in the Netherlands. SNS REAAL has a long history of close commitment to Dutch society. The organisation and the way in which its 5,604 (FTEs) employees as at the end of June 2007 operate (year end 2006 5,776 FTEs) are characterised by social involvement and a keen eye for new developments.

As a bank and insurer, SNS REAAL holds a distinct position in its market by quickly and effectively translating client needs into accessible and transparent products. In-depth knowledge of products and efficiently designed processes lead to effective standardisations and combination options within product and client groups. SNS REAAL is a strong and flexible organisation that, through its core brands and REAAL Verzekeringen and specialised sales labels, enjoys strong positions in the Dutch market.

SNS Bank sells its housing and commercial mortgages, savings, investment and insurance products through its own branch offices, independent intermediaries, the internet and by telemarketing. The investment products range from do-it-yourself to advisory products and asset management. With SNS Property Finance, SNS REAAL is one of the major financiers of property investments and projects in the Netherlands. SNS Property Finance is also active internationally.

REAAL Verzekeringen works almost exclusively through independent intermediaries to sell life insurance, including unit-linked policies and pensions, and non-life insurance, for example for home cover, mobility and disability insurance. Only its subsidiary Proteq sells non-life insurance to the consumer directly via the internet.

SNS Asset Management manages the investment funds of SNS Bank and ASN Bank, the investments of REAAL Verzekeringen and SNS REAAL Pension Fund as well as assets for institutional investors. SNS Asset Management also performs specialised investment research in the field of corporate social responsibility.

The SNS REAAL share is listed on Euronext Amsterdam. Since 2 March 2007, the SNS REAAL share has been included in the Amsterdam Mid Cap Index. The market capitalisation amounted to € 4.0 billion as of 31 August 2007.

More information:
SNS REAAL Corporate Communications
concerncommunicatie@snsreaal.nl
Tom Gordijn
Tel: +31 (0) 30 291 4847

SNS REAAL Investor Relations
investorrelations@snsreaal.nl
Jacob Bosscha
Tel: +31 (0) 30 291 4246
jacob.bosscha@snsreaal.nl

Victor Zijlema
Tel: +31 (0) 30 291 4247
victor.zijlema@snsreaal.nl

Press releases 2007

Interim dividend 2007 SNS REAAL N.V.

On 16 August 2007 SNS REAAL N.V. announced to pay an interim dividend over the first half of the financial year 2007 of € 0.36 per SNS REAAL share, which dividend is, at the option of the shareholder, payable fully in cash charged to the 2007 profit that has not yet been added to the profit reserve or fully in SNS REAAL shares charged to the share premium reserve.

SNS REAAL N.V. announces that the number of shares with dividend rights entitling shareholders to receive one new share has been fixed at 44. Based on the volume weighted average price of all SNS REAAL shares traded on Eurolist by Euronext Amsterdam on 5 September 2007, 6 September 2007 and 7 September 2007, of € 15.6645, 1/44th represents a value of € 0.3560, which is virtually equal to the value of the cash dividend of € 0.36.

Payment of the dividend as well as delivery of the shares, with settlement of any remaining fraction in cash, as a result of the exchange of dividend rights, will be effected as from 13 September 2007 at ABN AMRO Bank N.V. at Breda, The Netherlands.

Press releases 2007

SNS Securities closes acquisition of FBS Bankiers

SNS Securities today closed the acquisition of FBS Bankiers from VVAA Group in Utrecht. The required approval of the regulatory authorities and the works council has been obtained.
The transaction will have no material impact on SNS REAAL's solvency or net earnings per share.

Amsterdam-based securities firm FBS Bankiers provides investment services to both private and institutional investors. Its core services are securities advice and asset management.

SNS Securities, a subsidiary of SNS Bank, is part of SNS REAAL, a banking and insurance service provider. SNS Securities provides investment services related to research, liquidity providing and corporate finance, in addition to providing consultancy and management services to both private and institutional investors.

Press releases 2007

- **Rob Langezaal joins SNS Bank N.V.**

  R.G.J. (Rob) Langezaal (49) has been appointed to the Board of Directors of SNS Bank N.V. as per
  1 November 2007. He will be specifically responsible for Marketing and Sales.
  In his career, Langezaal has held several managerial positions at KPN. His most recent position was managing director of KPN Retail B.V.
  Langezaal's appointment is subject to approval of the supervisory authorities.

Press releases 2007

Trading Update 3rd quarter 2007
"SNS REAAL on track, moderate risk profile maintained"

All comparisons are made between the third quarter of 2007 and the second half of 2006 (divided by two) unless otherwise mentioned.

Key points for the third quarter

- SNS REAAL net profit slightly up
- Banking result up, driven by SNS Property Finance
- Life insurance profit impacted by lower investment income
- Non life insurance posts strong profit
- SNS Retail Bank net interest income higher
- Continued growth of regular life premiums at REAAL Insurance, rebound of single life premiums
- Efficiency ratio and operating cost/premium ratio show further improvement
- Closing of acquisition of AXA NL, with a positive contribution in September
- SNS Regio Bank integration on track
- Further improvement in liquidity: funding of SNS Bank secured well into the second half of 2008

"SNS REAAL has had a satisfactory third quarter. Net profit for the group was up slightly, despite lower investment income at REAAL. At SNS Bank, net interest income (excluding SNS Property Finance and Regio Bank) increased. At REAAL, both regular and single life premiums showed an increase and non-life profits improved considerably. Moreover, we continue to reap the benefits from our focus on cost control. Progress with our recent acquisitions is on track. The contribution to the third quarter profit from SNS Property Finance was solid, in line with previous quarters. SNS Regio Bank made an encouraging start and we completed the acquisition of the Dutch operations of AXA on 5 September. We maintained our moderate risk profile, with no exposure to US subprime lending, and we continued to pay special attention to our funding position. By now, the operations of SNS Bank are fully funded well into the second half of 2008. At REAAL, the partial hedging of equities has been kept in place" said Sjoerd van Keulen, chairman of the Executive Board.

SNS Bank
SNS Retail Bank's (excluding SNS Property Finance and Regio Bank) third quarter net interest income was higher than the level achieved in the second half of 2006 and equalled the good performance of the first half of 2007. Margin pressure in Mortgages was more than compensated by improved margins for other products, most notably Savings. Prepayment penalties were lower. Compared to the end of June 2007, SNS Retail Bank regained market share in Mortgages, although it is still slightly below the target range of 8 to 10%. The success of the recent Savings marketing campaigns, combined with another strong quarter at ASN Bank as well as the consolidation of Regio Bank, produced rapid growth in Savings balances and market share.

Commission income showed an increase in the third quarter, mainly due to higher assets under management, also at SNS Fundcoach, and improving commissions on bank cards.

Other income segments were lower. In contrast to the second half of 2006, no bond gains were realized and the result on derivatives was negative in the third quarter of this year.

Operating expenses at SNS Retail Bank were kept well under control and declined compared to the second half of 2006. Value adjustments remained low, in line with the first half of 2007.

As the good underlying development was offset by the mentioned lower other income items and a higher tax rate, net profit of SNS Retail Bank in the third quarter came in lower,

compared to the second half of 2006.

SNS Property Finance, consolidated since December 2006, delivered another good quarter, in line with the first half of 2007. Revenue growth picked up compared to previous quarters. Value adjustments edged up, in the absence of releases of provisions that took place in the first half of 2007. The integration of the existing property finance activities of SNS Retail Bank with those of SNS Property Finance is scheduled to be completed before year-end.

Regio Bank has been included in SNS Bank's result since 1 July 2007. It made a positive but small contribution to the bottom line in the third quarter. The integration with CVB Bank to form the rebranded SNS Regio Bank is well underway and, at this moment, over 550 franchisees have signed a new contract with this banking franchise formula.

For SNS Bank as a whole, the contribution of SNS Property meant that the third quarter net profit was well ahead of the level in the second half of 2006. Compared to the first half of 2007, the third quarter total banking net profit was slightly up.

REAAL Insurance

On 5 September 2007, SNS REAAL succesfully completed the acquisition of the Dutch operations of AXA. The contribution of AXA NL to the third quarter result of REAAL, before financing costs, was positive. During the SNS REAAL Investor Day to be held on 20 November, SNS REAAL will provide an update of the financial performance of AXA NL in 2007 and present the main elements of the integration plan.

The underlying life insurance operations had another good quarter. Regular premiums were again higher and single premiums rebounded strongly. Market share for total life insurance grew further and costs were broadly stable. Net profit at REAAL Life Insurance, excluding AXA NL, was lower due to a negative result on a stock option portfolio used to hedge part of the equity exposure in the investment portfolios of REAAL and AXA. These derivatives are treated at fair value through the profit & loss account.

Due to the seasonal pattern, third quarter non-life premiums were down. A favourable claims experience resulted in a strong third quarter non-life net profit, well ahead of the level in the second half of 2006 and previous quarters in 2007.

For REAAL as a whole, the lower result at Life Insurance led to a lower third quarter profit, compared to both the second half of 2006 and the first half of 2007.

Group Activities

The Group Activities comprise the business units managed directly at holding company level, their income and expenses not being allocated to SNS Bank or REAAL Verzekeringen. The net result of Group Activities was down compared to the second half of 2006, partly due to financing costs for AXA NL. Compared to the first half of 2007, excluding one-off gains and losses, the third quarter net result of Group Activities improved.

Disclaimer

Reservation concerning forward looking statements. This trading update contains forward looking statements concerning future events. Those forward looking statements are based on the current information and assumptions of the SNS REAAL management concerning known and unknown risks and uncertainties.

Forward looking statements do not relate to definite facts and are subject to risks and uncertainty. The actual results may differ considerably as a result of risks and uncertainties relating to SNS REAAL's expectations regarding such matters as the assessment of market risk or possible acquisitions, or business expansion and premium growth and investment income or cash flow predictions or, more generally, the economic climate and changes in the law and taxation.

SNS REAAL cautions that expectations are only valid on the specific dates, and accepts no

responsibility for the revision or updating of any information following changes in policy, developments, expectations or the like.

This trading update has not been audited.

36

SNS REAAL

Press Release

SNS REAAL to acquire Zwitserleven Netherlands and Swiss life Belgium

- SNS REAAL to become the number 2 life insurer in the Netherlands -

Utrecht, 19 November 2007

SNS REAAL and Swiss Life Holding have come to a mutual understanding concerning the purchase of the Dutch and Belgium businesses of Swiss Life Holding, including Zwitserleven and its brand in the Netherlands, Swiss Life Asset Management (Nederland) and Swiss Life Belgium for a total consideration of up to Euro 1,535 million. With this acquisition SNS REAAL will nearly quadruple its pensions business and become the 2nd largest life insurer in the Netherlands with a market share of almost 16%.

Sjoerd van Keulen, Chairman of the Executive Board: "Zwitserleven is an excellent strategic fit for us. It is a unique opportunity for SNS REAAL to become a market leader in the Dutch life and pensions market. This acquisition is in line with our strategic priorities of achieving scale through consolidation, diversifying our income in the Dutch life insurance market, strengthening our distribution, broadening our presence in the SME segment, and gaining a significant presence in the structurally attractive pensions market. It fits our financial criteria and is expected to be EPS accretive in the first 12 months following completion. Although the transaction comes soon after the acquisition of AXA NL, we have the management resources to safeguard the integration process. Zwitserleven is a highly professional organisation, and we welcome the people of Zwitserleven and Swiss Life Belgium to our group."


Total Dutch Life Insurance Market—Total Premium-Income (2006)
Rank
1
New 2
2
3
4
5
6
7
8
9
10
30%
20%
10%
0%
21.2%
15.7%
4.7%
15.1%
13.8%
12.2%
11.0%
10.4%
4.7%
1.6%
1.5%
1.5%
ING
SNS REAAL (PF AXA) & ZwitserLeven
Eureko
Fortis
AEGON
SNS REAAL (PF AXA)
Aviva
ZwitserLeven
Allianz
Legal & General
Loyalis (ABP)

Source: AM Jaarboek 2007 (2006 data).

The total transaction consideration will be up to Euro 1,535 million and consists of (i) Euro 1,345 million, (ii) up to Euro 90 million reflecting the movement in 2007 of net asset value, and (iii) Euro 100 million relating to a tax benefit on fiscal goodwill created. Excluding the payment for the tax benefit, the purchase price equals 1.17x the Market Consistent Embedded Value, 1.48x the Net Asset Value (both as of 30/9/2007) and 16.7x the annualised H1 2007 net earnings. The acquisition will be financed through a combination of (i) Euro 600 million of a new class of shares ("Foundation Shares") to be issued to Stichting Beheer SNS REAAL (the Foundation) and (ii) up to Euro 935 million of debt instruments and internal resources. The transaction will be effective as of 1 January 2008 and is expected to be completed in the first half of 2008.

[redacted]			
Net Asset Value (local GAAP)	673	89	762
Adjusted Net Asset Value (IFRS)	844	126	970
Value In-force	257	(2)	255
Market Consistent Embedded Value	1,102	124	1,225

Excellent strategic fit

Zwitserleven is a leading Dutch pensions company serving individual, SME and large corporate clients. Zwitserleven generated Euro 1,208 million GWP (gross written premiums) in 2006 of which 54% was traditional and 46% unit-linked. The company currently employs 713 people (FTE) and is headquartered in Amstelveen.

The acquisition is at the heart of SNS REAAL's growth strategy and provides an excellent strategic fit to establish SNS REAAL as a leading pension insurer in the Netherlands. REAAL Verzekeringen will seek to integrate all its pensions businesses into Zwitserleven and create a centre of expertise at Zwitserleven's head office in Amstelveen. The combination allows REAAL Verzekeringen to broaden its product offering to the SME client segment and leverage Zwitserleven's strong distribution relationships. In addition, Zwitserleven will get access to SNS REAAL's distribution platform and product range.

Swiss Life Asset Management (Nederland) adds Euro 12 billion to SNS REAAL's assets under management.

Swiss Life Belgium is a multi line insurer with a strong focus on pension products. It is known as a reliable player in the Belgian market for its corporate and retail business. It has recently increased its visibility and reputation as a pensions leader through various initiatives. Swiss Life Belgium generated Euro 475 million GWP in 2006 of which 85% was traditional and 15% unit-linked. The Belgian operations in Brussels employ 360 people (FTE). SNS REAAL will look for further improvement potential in the Belgian operations, a process which was already started by the Belgian management team at Swiss Life.

This acquisition also allows SNS REAAL to become a member of the Swiss Life Network, which provides employee benefits solutions to multi-nationals and pension solution providers.

Gross Premium Income	1,208	475	1,683	3,660	5,343
Reported Net Profit	154	12	166	557	724
Normalised Net Profit	53	12	65	518	583
Shareholders' Equity	591	81	671	3,540	4,212

Re-branding of pensions business REAAL Verzekeringen and AXA NL Combined 'Zwitserleven' is a household name for pension products with 85% prompted brand awareness resulting from 25 years of strong and consistent marketing. All REAAL Verzekeringen and AXA NL Combined pensions businesses will be re-branded under the Zwitserleven brand, and Zwitserleven will be positioned as the specialist pension brand within the multi brand strategy of SNS REAAL. Its ambition will remain to be "the" pension insurer in the Netherlands. Recent independent market research shows that REAAL Verzekeringen and Zwitserleven lead the rankings for operational excellence and quality of service in pensions (REAAL Verzekeringen ranking number 1 and Zwitserleven number 2). The strong fit in both culture and approach and the complementary distribution mix will allow SNS REAAL to strengthen its combined market position and accelerate its growth.

Integration

Zwitserleven will continue to operate largely on a standalone basis, led by its existing management team. Marco Keim, CEO of Zwitserleven, and another Zwitserleven management team member will join the REAAL Verzekeringen board. The current pensions businesses of REAAL Verzekeringen, AXA NL and Winterthur will be integrated into Zwitserleven. Marco Keim will lead this reverse-integration process. The integration of AXA NL and Winterthur into REAAL Verzekeringen will remain on schedule.

REAAL Verzekeringen expects to complete the reverse integration process of Zwitserleven in 2012. Annual cost savings will grow to approximately Euro 35 million and will be fully phased in, as of 2012. The cost synergies represent approximately 35% of Zwitserleven's current cost base. REAAL Verzekeringen expects total pre-tax restructuring costs of Euro 30 million, equally phased over the reverse integration process. A combined reduction of 300 FTE is expected at REAAL Verzekeringen and Zwitserleven through natural attrition, with no forced redundancies. Potential revenue synergies are expected to have an additional positive effect, but are currently not quantified.

Supportive role of the Foundation

The goal of the Foundation is to support SNS REAAL's growth and development and act in the best interest of SNS REAAL and its stakeholders. The Foundation is SNS REAAL's majority shareholder (54.3%).

The Foundation has agreed to subscribe to six newly issued Foundation Shares in SNS REAAL for a total amount of Euro 600 million. These shares will represent six votes and will consequently carry negligible voting power. The shares issued to the Foundation will not share in any retained earnings or capital growth in SNS REAAL, but carry a loss absorption feature. The Foundation Shares are entitled to a dividend linked to the dividend payable to ordinary shares; the dividend yield on the Foundation Shares will never be higher than the dividend yield on ordinary shares. The Foundation Shares are not freely transferable. The issuance of these shares requires the amendment of SNS REAAL's Articles of

Association for which an extra-ordinary general meeting of the shareholders will be convened in due course.

Financial impact
The transaction will be accretive to earnings per share for ordinary shareholders starting in the first 12 months following the completion of the acquisition. The financial targets of growth of earnings per share of 10% per annum on average, starting in 2006 up to year-end 2009, and return on shareholders' equity of 15% per annum remain unchanged. Also SNS REAAL's solvency will remain above its own minimum targets, and double leverage will remain below the 115% maximum target.

Tax benefit
Part of the total consideration, Euro 100 million relates to a tax benefit that will accrue to SNS REAAL. This benefit arises because the acquisition of Zwitserleven, as an asset liability transaction, creates tax deductible fiscal goodwill; this is expected to be amortised over a ten year period, resulting in an annual cash tax saving of approximately Euro 13 million.

Timing
The acquisition will require the advice of the relevant works councils and is subject to approval by the relevant regulators. Assuming the necessary approvals are obtained as expected, the transaction is expected to close in the second quarter of 2008.

Citigroup Global Markets and JPMorgan are acting as financial co-advisors to SNS REAAL. NautaDutilh is acting as legal advisor to SNS REAAL on this transaction.

About SNS REAAL
SNS REAAL is an innovative service provider in the banking and insurance sector with a prime focus on the Dutch retail market and on small and medium-sized businesses. Its activities cover three main product groups: mortgages and property finance, savings and investments and insurance. From its historical background, SNS REAAL has always felt close to Dutch society. With a balance sheet total of Euro 83 billion (as of June 2007) SNS REAAL is one of the major financial bank-assurance companies in the Netherlands. The company has a staff of nearly 7,000 (FTE) and is headquartered in Utrecht, the Netherlands.

SNS REAAL will be hosting an analyst presentation at 10:00am (CET) and a press conference at 11:45am (CET) which can be viewed via the Internet at www.snsreaal.nl.

SNS REAAL Corporate Communications:
Annemiek Louwers
annemiek.louwers@snsreaal.nl
Tel: +31 (0) 30 291 48 77

SNS REAAL Investor Relations:
Jacob Bosscha
jacob.bosscha@snsreaal.nl
Tel: +31 (0) 30 291 42 46

Victor Zijlema
victor.zijlema@snsreaal.nl
Tel: +31 (0) 30 291 42 47

37

SNS REAAL

PRESS RELEASE

Utrecht, 20 November 2007

Investor day at SNS REAAL

Today, Tuesday 20 November, SNS REAAL is hosting its first Investor Day.

In a series of presentations, Executive Board members and members of the management team will discuss strategy, market dynamics, opportunities for growth, capital and risk management and financial targets.

The presentations will include a summary of the acquisition of the Dutch and Belgian businesses of Swiss Life Holding which was announced yesterday 19 November. There will also be an update on AXA NL, which was acquired on 5 September 2007, covering its financial performance in 2007 and the main elements of the integration, which is on track.

Timetable:

09.00 am (CET)	Welcome remarks	Sjoerd van Keulen
09.10	Strategic Update	Sjoerd van Keulen / Ronald Latenstein van Voorst
10.30	Break	
10.45	REAAL Verzekeringen	Cor van den Bos
11.30	Integration of AXA NL	Cor van den Bos
12.00	Acquisition of Swiss Life NL/B	Cor van den Bos
12.45	Lunch	
13.45	SNS Bank	Rien Hinssen / Henk Kroeze
14.45	SNS Property Finance	Marius Menkveld
15.30	Break	
15.45	SNS Regio Bank	Mark Straub
16.15	Wrap Up	Ronald Latenstein van Voorst

The Investor Day can be followed via a live webcast on www.snsreaal.nl.

SNS REAAL Investor Relations:
Jacob Bosscha
jacob.bosscha@snsreaal.nl
Tel: +31 (0) 30 291 42 46

Victor Zijlema
victor.zijlema@snsreaal.nl
Tel: +31 (0) 30 291 42 47

SNS REAAL Corporate Communications
Annemiek Louwers
annemiek.louwers@snsreaal.nl
Tel: +31 (0) 30 291 48 77

38

SUPPLEMENT TO THE PROSPECTUS RELATING TO THE PUBLICATION OF THE 2007 HALFYEAR FIGURES OF SNS REAAL N.V.

DATED 22 AUGUST 2007

SNS REAAL N.V.

(incorporated under the laws of The Netherlands with limited liability and having its corporate seat in Utrecht)

€ 2,000,000,000 Debt Issuance Programme

Under its € 2,000,000,000 Debt Issuance Programme (the "**Programme**") described in the prospectus dated 25 June 2007 (the "**Prospectus**") SNS REAAL N.V. (the "**Issuer**") may from time to time issue notes (the "**Notes**") denominated in any currency agreed between the Issuer and the relevant Dealer (as defined in the Prospectus), if any. Notes may be distributed by way of a public offer or private placements and, in each case, on a syndicated or non-syndicated basis. The method of distribution and the specific terms and conditions of each relevant series of Notes (a "**Series**") (or tranche thereof (a "**Tranche**")) will be stated in the relevant final terms (the "**Final Terms**").

This supplemental prospectus (the "**Supplemental Prospectus**") is prepared in connection with the publication of the press release including the financial results of SNS REAAL N.V. for the first half of 2007 on 16 August 2007 (the "**Press Release**"), as information included in the Press Release with respect to the Issuer set forth on pages 2, 3, 4, 5, 6, 25 and 26 (the "**Relevant Pages**") may qualify as a significant new factor relating to the information included in the Prospectus set forth on pages 46, 47, 48, 51 and 52 which is capable of affecting the assessment of any Notes to be issued.

The Relevant Pages of the Press Release have been approved by the AFM or filed with it and shall be deemed to be incorporated in, and to form part of, this Supplemental Prospectus. This Supplemental Prospectus is supplemental to, forms part of and should be read in conjunction with, the Prospectus. Terms defined in this Supplemental Prospectus shall have the same meaning in the Prospectus, unless specified otherwise.

This Supplemental Prospectus has been approved by and filed with the Netherlands Authority for the Financial Markets (the Stichting Autoriteit Financiële Markten, the "**AFM**"). The Issuer has requested the AFM to provide the competent authority in Luxembourg with a certificate of approval attesting that this Supplemental Prospectus has been drawn up in accordance with the Financial Supervision Act and related regulations which implement Directive 2003/71/EC (the "**Prospectus Directive**") in Dutch law ("**Notification**"). The Issuer may request the AFM

to provide competent authorities in additional Member States within The European Economic Area with a Notification.

The Prospectus and this Supplemental Prospectus are available on the website of the Issuer at www.snsreaal.com and are available for viewing at the Amsterdam office of the Issuer at Nieuwezijds Voorburgwal 162 at Amsterdam, The Netherlands, where copies of the Prospectus, this Supplemental Prospectus, any previous supplements to the Prospectus and any documents incorporated by reference therein may also be obtained free of charge.

RESPONSIBILITY STATEMENT

Only the Issuer accepts responsibility for the information contained in this Supplemental Prospectus. The Issuer declares that, having taken all reasonable care to ensure that such is the case, the information contained in this Supplemental Prospectus is, to the best of its knowledge, in accordance with the facts and contains no omission likely to affect its import.

NOTICE

This Supplemental Prospectus should be read and understood in accordance with any amendment or supplement hereto and with any other documents incorporated herein by reference. Full information on the Issuer and any Series or Tranche of Notes is only available on the basis of the combination of the Prospectus, this Supplemental Prospectus and the relevant Final Terms.

No person has been authorised to give any information or to make any representation not contained in or not consistent with this Supplemental Prospectus, any amendment or supplement thereto, any document incorporated by reference herein, or the applicable Final Terms, or any other information supplied in connection with the Programme or the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer, the Arranger or any Dealer.

The Prospectus is valid for 12 months following its Publication Date and this Supplemental Prospectus and any amendment or supplement hereto as well as any Final Terms reflect the status as of their respective dates of issue. The delivery of this Supplemental Prospectus or any Final Terms and the offering, sale or delivery of any Notes shall not in any circumstances imply that the information contained in such documents is correct at any time subsequent to their respective dates of issue or that there has been no adverse change in the financial situation of the Issuer since such date or that any other information supplied in connection with the Programme or the Notes is correct at any time subsequent to the date on which it is supplied or, if different, the time indicated in the document containing the same. The Arranger and any Dealer expressly do not undertake to review the financial condition or affairs of the Issuer during the life of the Programme. Investors should review, inter alia, the most recent financial statements of the Issuer when deciding whether or not to purchase any Notes.

Neither this Supplemental Prospectus nor any other information supplied in connection with the Programme should be considered as a recommendation by the Issuer, the Arranger or any Dealer that any recipient of this Supplemental Prospectus or any other information supplied in connection with the Programme should purchase any Notes. Accordingly, no representation, warranty or undertaking, express or implied, is made by the Arranger or any Dealer in their capacity as such. Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

(i) have sufficient knowledge and experience to make a meaningful evaluation of the Notes, the merits and risks of investing in the Notes (including an evaluation of the financial condition, creditworthiness and affairs of the Issuer) and the information contained or incorporated by reference in this Supplemental Prospectus, the relevant Final Terms and any supplements;

(ii) have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in the Notes and the impact the Notes will have on its overall investment portfolio;

(iii) have sufficient financial resources and liquidity to bear all of the risks of an investment in the Notes, including Notes with principal or interest payable in one or more currencies, or where the currency for principal or interest payments is different from the potential investor's currency;

(iv) understand thoroughly the terms of the Notes and be familiar with the behaviour of any relevant indices and financial markets; and

(v) be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks (including, without limitation, those described in "Risk Factors" in the Prospectus).

The distribution of this Supplemental Prospectus and the Final Terms and the offer or sale of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Supplemental Prospectus or the Final Terms come must inform themselves about, and observe, any such restrictions. See "Subscription and Sale" in the Prospectus.

This Supplemental Prospectus does not constitute an offer or an invitation to subscribe for or purchase the Notes.

This Supplemental Prospectus may not be used for the purpose of an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorised or to any person to whom it is unlawful to make such offer or solicitation. None of the Issuer, the Arranger and the Dealers represent that this Supplemental Prospectus may be lawfully distributed, or that Notes may be lawfully offered, in compliance with any applicable registration or other requirements in any jurisdiction other than in certain Member States of the EEA of which the competent authorities have obtained a notification within the meaning of article 18 of the Prospectus Directive, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the Issuer, the Arranger or any Dealer appointed under the Programme which would permit a public offering of the Notes or distribution of this document in any jurisdiction where action for that purpose is required, other than in certain Member States of the EEA.

39

ANNUAL INFORMATION UPDATE SNS REAAL N.V.

For the period March 14, 2006 – March 15, 2007

This annual information update is required by and is being made pursuant to Article 10 of Directive 2003/71/EC (the "**Prospectus Directive**") as implemented in the Netherlands (Article 5:24 Wet op het financieel toezicht) and not for any other purpose. Neither SNS REAAL N.V. (the "**Company**"), nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information contained in this document. The information contained in this document is not necessarily up to date as at the date of this annual information update and the Company does not undertake any obligation to update any such information in the future. Neither this annual information update nor the information referred to herein constitutes an offer of any securities addressed to any person and should not be relied on by any person.

Publication date	Description of the nature of the information	Webpage where information can be obtained
15 March 2007	SNS REAAL Annual report 2006	www.snsreaal.nl
14 March 2007	SNS REAAL results	www.snsreaal.nl
14 March 2007	SNS REAAL net profit up 14.9% to € 371 million	www.snsreaal.nl
15 January 2007	REAAL outsources processing of third party mortgages to Ordina	www.snsreaal.nl
15 January 2007	SNS Asset Management launches institutional fund for microcredit	www.snsreaal.nl
4 December 2006	SNS REAAL to acquire Regio Bank from ING	www.snsreaal.nl
4 December 2006	SNS REAAL Appointments	www.snsreaal.nl
1 December 2006	SNS REAAL closes BPF acquisition	www.snsreaal.nl
17 November 2006	Trading Update 3rd quarter 2006	www.snsreaal.nl
3 November 2006	SNS REAAL 2006 Q3 Trading Update, 17 November 2006	www.snsreaal.nl
12 October 2006	SNS REAAL appoints new supervisory directors / Trading update on 17 November	www.snsreaal.nl
10 October 2006	SNS REAAL Signs Agreement to Acquire Bouwfonds Property Finance	www.snsreaal.nl
29 September 2006	Stichting Beheer SNS REAAL appoints new board members	www.snsreaal.nl
25 September 2006	Extraordinary General Meeting of Shareholders of SNS REAAL	www.snsreaal.nl

7 September 2006	Hans Wilkes to leave Board of REAAL Verzekeringen	www.snsreaal.nl
5 September 2006	Interim dividend 2006 SNS REAAL N.V.	www.snsreaal.nl
18 August 2006	SNS REAAL's first-half profits up by 14.1% to € 186 million	www.snsreaal.nl
18 August 2006	Proposal to nominate SNS REAAL supervisory directors	www.snsreaal.nl
31 July 2006	SNS REAAL signs letter of intent with ABN AMRO for acquisition of Bouwfonds Property Finance	www.snsreaal.nl
18 July 2006	SNS REAAL aims at further integration of CSR in its business operations	www.snsreaal.nl
14 July 2006	Appointment Board of REAAL Verzekeringen	www.snsreaal.nl
29 June 2006	SNS Asset Management an independent SNS REAAL entity	www.snsreaal.nl
26 June 2006	SNS Bank to strengthen position on the business market	www.snsreaal.nl
15 June 2006	Acquisition of Route Mobiel by Proteq completed	www.snsreaal.nl
31 May 2006	SNS Securities gains access to the biotechnology niche market	www.snsreaal.nl
9 May 2006	SNS REAAL in negotiations on 100% stake in Route Mobiel	www.snsreaal.nl
13 March 2006	Net profit of SNS REAAL more than 12% higher at € 323 million	www.snsreaal.nl

INFORMATION MADE PUBLIC SINCE JANUARY 2008

Press releases 2008

SNS REAAL Extraordinary Meeting of Shareholders on 29 January 2008

On Tuesday 29 January 2008, an Extraordinary Meeting of Shareholders of SNS REAAL N.V. will be held at the SNS REAAL head office in Utrecht, the Netherlands, at Croeselaan 1. The meeting will begin at 1 p.m.

The agenda includes the issue of six B-shares to Stichting Beheer SNS REAAL (the 'Foundation') and a corresponding amendment of the Articles of Association of SNS REAAL. The amendment is required for the issue to the Foundation of six B-shares for a total amount of EUR 600 million. The Foundation has agreed to subscribe to these shares in connection with the recently announced acquisition of the Dutch and Belgian activities of Swiss Life. The Foundation is SNS REAAL's majority shareholder (54.3%). Its goal is to support SNS REAAL's growth and development and to act in the best interests of SNS REAAL and its stakeholders.

The second item on the agenda relates to the disposal of ordinary shares in the capital of SNS REAAL yet to be acquired by SNS REAAL. This pertains to the implementation of the long-term bonus arrangement for the members of the Executive Board, which was adopted at the General Meeting of Shareholders on 9 May 2007.

SNS REAAL

Notice of the extra-ordinary general meeting of shareholders of SNS REAAL N.V.

to be held on Tuesday 29 January 2008 at 13.00
at the headquarters of SNS REAAL N.V., Croeselaan 1, 3521 BJ Utrecht

(registration open from 12:00)

Agenda

1. Opening.

2. Shares B in the capital of SNS REAAL N.V. (the 'Company').

   a. Issue of six shares B in the Company's capital to Stichting Beheer SNS REAAL under the following conditions precedent:

   - the adoption of the resolution to exclude the pre-emption rights of shareholders with respect to the aforementioned issue of six shares B in the Company's capital as referred to under 2.b. of this agenda; and
   - the amendment of the articles of association of the Company as referred to under 2.c. of this agenda having become effective.

   b. Exclusion of the pre-emption rights of shareholders with respect to the issue of six shares B in the Company's capital as referred to under 2.a. of this agenda under the condition precedent of the amendment of the articles of association of the Company as referred to under 2.c. of this agenda having become effective.

   c. Amendment of the Company's articles of association.

   d. Authorisation of each member of the Executive Board and each (deputy) civil law notary working with NautaDutilh N.V. to apply for the ministerial declaration of no objections with respect to the draft deed of amendment of the articles of association and to have the deed of amendment of the articles of association executed.

3. Disposal of ordinary shares in the Company's capital which the Company will acquire with respect to the resolution of the general meeting of shareholders of the Company held on 9 May 2007 regarding the long term bonus arrangement for the members of the Executive Board.

4. Any other business.

5. Closure.

As from today's date and until the end of the meeting, the agenda with explanatory notes, including the draft deed of amendment of the Articles of Association of SNS REAAL N.V. dated 10 January 2008 will be posted on the SNS REAAL N.V. website (www.snsreaal.nl) and will be made available for inspection at the offices of SNS REAAL N.V. (Croeselaan 1, 3521 BJ Utrecht) during office hours by shareholders and others entitled to attend the meeting, who can also obtain copies free of charge at SNS REAAL N.V.'s offices and from the ABN AMRO Service Desk (telephone +31 76 579 94 55).

Registration
The Executive Board of the Company has determined that for this meeting persons entitled to attend and vote at the meeting must be registered in a (sub)register designated by the Executive Board on 17 January 2008 – the Registration Date – after all entries and deletions as at that date have been processed. The (sub) registers which have been designated as such are the records as at the Registration Date of institutions affiliated to the Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V. ('Euroclear Nederland') within the meaning of the Giro Securities Transfer Act (Wet Giraal Effectenverkeer). For holders of shares which are not administered via an institution affiliated with Euroclear Nederland, the designated (sub)register is the register of shareholders of SNS REAAL N.V.

Application
Holders of shares administered via an institution affiliated with Euroclear Nederland who wish to attend or be represented at the meeting should apply in writing, via their bank, to ABN AMRO Bank N.V. up to and including 23 January 2008. The institutions affiliated to Euroclear Nederland must provide ABN AMRO Bank N.V., not later than 24 January 2008, with an electronic confirmation of the number of shares held by the relevant shareholder on the Registration Date in respect of which registration is sought. These shareholders will then receive via their bank a proof of registration which will serve as a pass giving admission to the meeting.
Holders of shares not administered via an institution affiliated with Euroclear Nederland who wish to attend or be represented at the meeting should apply in writing to the Executive Board of the Company up to and including 23 January 2008.

Proxies and voting instructions
Rights to attend and vote at the meeting may be exercised by the holder of a written instrument of proxy. Shareholders wishing to be represented by a proxy should register their shares in the manner outlined above. Proxy forms are available free of charge from the offices of SNS REAAL N.V., via the website www.snsreaal.nl and via the ABN AMRO Service Desk (telephone +31 76 579 94 55). The completed proxy form, including the voting instructions, must be received not later than 24 January 2008, by ABN AMRO Bank N.V. at Exchange Agency Paccode MF2020, Kemelstede 2, 4817 ST Breda. The proxy will be required to submit the proof of registration and a copy of the proxy form to the registration desk before the meeting.

Proof of identity
Persons attending the meeting may be asked to show proof of identity before being admitted and are therefore advised to bring a valid identity document (such as a passport or driving licence).

The Executive Board
Utrecht, 11 January 2008

41

42

SNS REAAL

Agenda of the extra-ordinary general meeting of shareholders of SNS REAAL N.V.

to be held on Tuesday 29 January 2008 at 13.00
at the headquarters of SNS REAAL N.V., Croeselaan 1, 3521 BJ Utrecht

(registration open from 12.00 uur)

Agenda

1. Opening.

2. Shares B in the capital of SNS REAAL N.V. (the 'Company').
   a. Issue of six shares B in the Company's capital to Stichting Beheer SNS REAAL under the following conditions precedent:
      - the adoption of the resolution to exclude the pre-emption rights of shareholders with respect to the aforementioned issue of six shares B in the Company's capital as referred to under 2.b. of this agenda; and
      - the amendment of the articles of association of the Company as referred to under 2.c. of this agenda having become effective.
   b. Exclusion of the pre-emption rights of shareholders with respect to the issue of six shares B in the Company's capital as referred to under 2.a. of this agenda under the condition precedent of the amendment of the articles of association of the Company as referred to under 2.c. of this agenda having become effective.
   c. Amendment of the Company's articles of association.
   d. Authorisation of each member of the Executive Board and each (deputy) civil law notary working with NautaDutilh N.V. to apply for the ministerial declaration of no objections with respect to the draft deed of amendment of the articles of association and to have the deed of amendment of the articles of association executed.

3. Disposal of ordinary shares in the Company's capital which the Company will acquire with respect to the resolution of the general meeting of shareholders of the Company held on 9 May 2007 regarding the long term bonus arrangement for the members of the Executive Board.

4. Any other business.

5. Closure.

Press releases 2008

SNS REAAL to sell Swiss Life Belgium to Delta Lloyd Group

SNS REAAL and Delta Lloyd Group have come to a mutual understanding concerning the sale of the shares of Swiss Life Belgium to Delta Lloyd Group for an amount of EUR 135 million in cash. SNS REAAL had decided to sell Swiss Life Belgium because the company's strategic focus is on the Netherlands. The consideration of EUR 135 million is based on financial data as at 31 December 2006. The final consideration will be based on financial data as at 31 December 2007. The transaction includes the same indemnities as were provided by Swiss Life Holding to SNS REAAL.

The acquisition of Swiss Life Belgium fits the 'Future Secured' strategy of Delta Lloyd Group, which seeks to further strengthen Delta Lloyd Group's position in its key markets. The new combination underpins Delta Lloyd Life Belgium's claim to being the pension insurer. Delta Lloyd Life will obtain a firm position on the Belgian market, reaching a top five position in Group Life.

The agreement between SNS REAAL and Delta Lloyd Group is subject to completion of the acquisition of the Dutch and Belgian activities of Swiss Life Holding as announced by SNS REAAL on 19 November. The completion of that transaction and the transaction with Delta Lloyd Group is subject to approval from the relevant regulators and works council and is expected to take place in the second quarter of 2008.

Swiss Life Belgium is a multi-line insurer with a strong focus on pension products. Swiss Life Belgium generated Euro 475 million GWP in 2006 of which 85% was traditional and 15% unit linked. The Belgian operations in Brussels employ 360 people (FTE).

The acquisition of the Dutch activities of Swiss Life -known under the brand name Zwitserleven - by SNS REAAL will not be impacted by the sale of Swiss Life Belgium. The acquisition of Zwitserleven is expected to be accretive to earnings per share for ordinary shareholders of SNS REAAL starting in the first 12 months following the completion of the acquisition.

Press releases 2008

Van der Neut and Dielissen heads of Corporate Communications SNS REAAL N.V.

Erna van der Neut-ter Balkt (38) and Danielle Dielissen (38) have been appointed as heads of Corporate Communications at SNS REAAL N.V. effective 1 January 2008. This is the first time a female team will jointly run a corporate staff department at SNS REAAL.

Van der Neut had worked for SNS REAAL before. Early 2007 she went to work for Royal Grolsch N.V. Dielissen worked for TWBA\ and Ogilvy Amsterdam. The past two years she was an interim communications professional, during which time her clients included SNS REAAL. Van der Neut and Dielissen worked closely together in 2006 when SNS REAAL was preparing for its IPO.

Press releases 2008

Motions on agenda SNS REAAL EGM adopted

The Extraordinary General Meeting of Shareholders ('EGM') of SNS REAAL N.V. ('SNS REAAL') today voted in favour of the issue of six shares B in the capital of SNS REAAL to Stichting Beheer SNS REAAL (the 'Foundation') and of exclusion of the pre-emption right of shareholders in respect of these six shares. As announced before, the intended acquisition of the Dutch and Belgian activities of Swiss Life Holding will be partly financed by the issue of these six shares to the Foundation.

The EGM also voted in favour of the proposed amendment of the Articles of Association of SNS REAAL. That amendment is required to be able to proceed to the issue of the six shares B to the Foundation.

In addition, the motion was adopted for disposal of the shares SNS REAAL will acquire in its own capital in connection with the long-term bonus arrangement for the members of the Executive Board.

Press releases 2008

- **SNS REAAL not considering making any bid for NIBC**

  In view of market rumours, SNS REAAL hereby states that it is not considering and has never considered making any bid for all or part of NIBC.

Press releases 2008

SNS REAAL N.V. - Financial Calendar 2008

21 February	Publication of 2007 annual results
14 March	2007 Annual Report available on this website
28 March	Registration date Annual General Meeting of Shareholders
31 March	Publication European Embedded Value Report 2007
16 April	Annual General Meeting of Shareholders, Jaarbeurs Utrecht. Commencement: 10 a.m.
18 April	Ex-dividend date
22 April	Expected record date
5 May	2007 final dividend payment date
21 May	Trading update 1st quarter 2008 (before opening stock exchange)
14 August	Publication of first-half results for 2008 (before opening stock exchange) Expected date ex interim dividend
15 August	Record date interim dividend
19 August	Trading update 3rd quarter
12 November	Investor Day
4th quarter	Presentation of 2008 annual results
19 February 2009	

Press releases 2008

Nomination Hielkema and Verhagen for appointment as members of the SNS REAAL Supervisory Board

The Supervisory Board of SNS REAAL N.V. will nominate two candidates to the Annual General Meeting of Shareholders on 16 April 2008 for appointment as members of the Supervisory Board: Mr Henjo Hielkema and Ms Herna Verhagen.
The Supervisory Board intends to appoint Mr Hielkema as chairman of the Supervisory Board.

Mr Hielkema's nomination is in response to the vacancy that will arise due to the retirement of the present chairman, Prof. Joop L. Bouma. Mr Jos V.M. van Heeswijk will also be retiring. Both gentlemen have been members of the Supervisory Board since 1990 and are retiring according to schedule per 16 April 2008.

Henjo Hielkema (64) will be nominated for appointment as per 16 April 2008. Mr Hielkema was vice-chairman of the Executive and Management Boards of Fortis and vice-chairman of the Executive Board of Fortis AMEV until 2001. He has spent most of his career in the financial industry. Until 31 December 2007, he was a member of the Supervisory Board of the Netherlands Authority for the Financial Markets. At present Mr Hielkema is chairman of the Supervisory Board of Sligro Food Group, chairman of the Supervisory Board of Van Wijnen Holding N.V. and member of the Supervisory Board of WWF Netherlands. Mr Hielkema's nomination is based on his extensive knowledge and experience of banking and insurance and on his management qualities.

Herna Verhagen (41) will likewise be nominated for appointment as per 16 April 2008. She is currently Managing Director Group Human Resources at TNT and was a management board member at TNT Post before that. In addition, she is on the Advisory Board of Rijkswaterstaat. Ms Verhagen's nomination ensues from the reinforced right of recommendation of a person to be nominated for membership of the Supervisory Board of, and exercised by, the Central Works Council of SNS REAAL. The Supervisory Board of SNS REAAL fully supports this nomination. Ms Verhagen's nomination is based on her expertise in the areas of organisational process, social aspects (including employee relations) and corporate sustainability.

The Annual General Meeting of Shareholders of SNS REAAL will be asked to resolve on the appointment of Mr Hielkema and Ms Verhagen to the Supervisory Board on the condition precedent that De Nederlandsche Bank adopts a resolution to approve the appointments.

The Annual General Meeting of Shareholders of SNS REAAL will be held in Jaarbeurs, Utrecht, on Wednesday, 16 April 2008. Commencement: 10.30 a.m.

49

SNS REAAL

Press release

PERSBERICHT

Utrecht, the Netherlands, 21 February 2008

SNS REAAL net profit up by 25.3% to a record of € 465 million

Growth through diversification of income

Highlights 2007

- **Earnings per share up 13.3% to € 1.87, 10% on average for the period 2006-2007**
- **Return on shareholders' equity rose to 13.7% (2006: 12.7%)**
- **Total proposed dividend € 0.82 per share (+15.5%)**
- **Moderate risk profile maintained**
- **No exposure to US subprime mortgages**
- **Capital position and solvency remained strong**
- **Funding SNS REAAL secured for 2008**
- **Net interest income SNS Retail Banking up 8.2%**
- **SNS Property Finance contributed € 86 million to net profit**
- **Regular life premiums up 26.8% and single life premiums up 29.8% at REAAL Verzekeringen**
- **Non-life net profit showed strong improvement in second half 2007**
- **Acquisition AXA NL Combined: € 18 million net profit contribution to SNS REAAL including funding costs, integration on track**
- **SNS Regio Bank strengthed distribution network: over 700 points of sale**
- **SNS REAAL to acquire Zwitserleven; signed letter of intent to sell Swiss Life Belgium**

Contents

Contact details

Corporate communications
T +31 30 291 48 77
E concerncommunicatie@snsreaal.nl

Investor Relations
T +31 30 291 42 46
E investorrelations@snsreaal.nl

'Very strong performance in 2007'

'I am delighted to report that SNS REAAL has again delivered a very strong performance in 2007', says Sjoerd van Keulen chairman of the Executive Board. 'This confirms the effectiveness of SNS REAAL's long-term strategy. Net profit in 2007 rose to € 465 million, showing significant and robust growth of 25.3% and representing our fifth consecutive year of growth. This reflects strong organic growth in some of our key activities as well as the results of our recent acquisitions of SNS Property Finance, Regio Bank and the Dutch operations of AXA. These acquisitions have diversified our sources of income in areas that are well aligned with our existing activities. Earnings per share rose by 13.3% to € 1.87 and return on shareholders' equity was 13.7%, up from 12.7%. We propose a total dividend of € 0.82 per share; the final dividend of € 0.46 per share will be paid in cash.'

Moderate risk profile maintained

SNS REAAL maintained its moderate risk profile in 2007 and the international liquidity and credit crisis did not have a material impact on net profit. Professional risk management and a solid balance sheet helped to curtail the direct effects of this crisis. Thanks to a sound and proactive liquidity policy and diversified funding strategy, the impact of the market turmoil was limited to an acceptable increase in funding costs. Increased retail funding was another positive factor. At the end of 2007 56% of retail loans were financed with retail funding and the growth of the loan book in 2007 was fully funded with retail deposits. Looking ahead, SNS REAAL has secured its overall funding position for 2008.

Focus on growth

In 2007 SNS REAAL made great progress in further growing. With the acquisition of AXA NL Combined, which includes Winterthur Nederland and DBV Nederland, REAAL Verzekeringen almost doubled its market share in the Dutch insurance market. To help fund this acquisition, SNS REAAL successfully issued new shares (€342 million) and raised hybrid capital (€350 million). The takeover of Regio Bank, which was finalised on 1 July 2007, considerably enhanced the retail banking distribution capabilities. Furthermore, on 19 November 2007, SNS REAAL announced the intention to acquire Zwitserleven and Swiss Life Belgium. In line with the strategy to focus on the Dutch market, SNS REAAL and Delta Lloyd Group have come to a mutual understanding concerning the sale of Swiss Life Belgium. The acquisition of Zwitserleven will nearly quadruple SNS REAAL's pension business, and will make it the second-largest life insurance company in the Netherlands with a market share of almost 16%. With completion expected in the first half of 2008, the acquisition will have retrospective effect as of 1 January 2008. The funding of this acquisition has been fully secured.

Operating targets increased, financial targets unchanged

As a result of the acquisitions of AXA NL Combined, Zwitserleven and Regio Bank, SNS REAAL has redefined a number of operating targets:

- Market share new mortgages: 8-10% (unchanged).
- Market share overall savings: 7-9% (previously 6-8%).
- Market share individual life insurance: 16-19% (previously 14-17%).
- Market share non-life insurance: 6-8% (previously 4-6%).
- Top five position in disability insurance in 2009 (unchanged).

SNS REAAL's current financial targets remain unchanged:

- Average growth of earnings per share of 10% per annum starting in 2006 up to year-end 2009.
- Average return on ordinary shareholders' equity after tax of 15% per annum.

The target capital ratios of SNS Bank will remain unchanged until a clear view of Basel II requirements has been achieved. Capital ratios of REAAL Verzekeringen and efficiency targets will also remain unchanged.

Integration on track

One year after its acquisition, SNS Property Finance is now fully incorporated within SNS REAAL. The system conversions and integration for Regio Bank were completed within a few months after closing and the AXA integration is on track. SNS REAAL is confident that resources are in place to complete this integration successfully.

Outlook

In 2007, SNS REAAL showed a strong performance in a difficult environment that was heavily influenced by the liquidity and credit crisis. If this crisis continues in 2008, as it has so far, this may prove to be a challenging year. SNS REAAL will continue to focus on broadening existing sources of income and investing in new sources, improving operational efficiency on the back of integration processes and pursuing innovation in marketing and distribution. At the same time, SNS REAAL will maintain its moderate risk profile.

Financial analysis SNS REAAL

In € millions	2007	2006	Change	2nd half year 2007	1st half year 2007
Result					
SNS REAAL	**465**	**371**	25.3%	**230**	**235**
SNS Bank	**272**	**214**	27.1%	**137**	**135**
SNS Retail	186	208	(10.6%)	95	91
SNS Property Finance [1]	86	6	1333.3%	42	44
REAAL Verzekeringen	**205**	**170**	20.6%	**115**	**90**
REAAL Life	177	145	22.1%	83	94
REAAL Non-Life	23	21	9.5%	27	(4)
REAAL Other	5	4	25.0%	5	--
Group activities	**(12)**	**(13)**	7.7%	**(22)**	**10**
Total income	4,543	3,576	27.0%	2,527	2,016
Total expenses	3,974	3,117	27.5%	2,244	1,730
Operating profit before taxation	569	459	24.0%	283	286
Taxation	101	88	14.8%	51	50
Third party interests	3	--	--	2	1
Net profit for the period	465	371	25.3%	230	235
Earnings per share (EPS) (€)	1.87	1.65	13.3%	0.87	1.00
Diluted earnings per share (€)	1.87	1.65	13.3%	0.87	1.00
Balance Sheet					
Total assets	103,074	79,742	29.3%	103,074	83,393
Investments	21,067	10,626	98.3%	21,067	12,678
Investments for insurance contracts on behalf of policyholders	7,235	3,955	82.9%	7,235	4,079
Loans and advances to customers	63,045	56,700	11.2%	63,045	56,814
Group equity	3,591	3,200	12.2%	3,591	3,546
Savings	19,179	13,678	40.2%	19,179	14,955
Technical provisions insurance operations	24,858	13,283	87.1%	24,858	13,636
Ratios					
Return on shareholders' equity (ROE)	13.7%	12.7%		12.9%	14.6%
Double Leverage	116.3%	107.8%		116.3%	94.7%
Average number of employees (FTE)	6,245	5,609		6,334	5,690
SNS Bank					
Efficiency ratio	60.3%	62.6%		60.5%	60.0%
BIS ratio	11.5%	11.2%		11.5%	11.4%
Tier 1 ratio	8.4%	8.2%		8.4%	8.3%
REAAL Verzekeringen					
Operating cost/premium ratio	14.1%	13.8%		15.5%	12.4%
Solvency life operations [2]	272%	236%		272%	241%
Solvency non-life operations [2]	255%	279%		255%	286%
Number of shares outstanding at end of period [3]	261,553,590	234,761,284		261,553,590	258,636,979
Weighted average number of outstanding shares [3]	248,155,233	224,564,046		260,380,605	235,727,231

1) Comparative figure net profit SNS Property Finance 2006 relates only to December 2006.
2) Solvency life and non-life operations 2007 are calculated based on new legislation.
3) Number of shares outstanding at end of period and weighted average number of outstanding shares were adjusted in the first half year due to the impact of the new long-term bonus scheme for the members of the executive board.

Financial targets

	2007	2006	Targets
Return			
Growth in earnings per share	13.3%	6.5%	10% per annum on average, starting in 2006 up to year-end 2009
Return on ordinary shareholders' equity	13.7%	12.7%	15% per annum on average
Efficiency			
Efficiency ratio SNS Bank	60.3%	62.6%	55%, year-end 2009
Operating cost/premium ratio REAAL Verzekeringen	14.1%	13.8%	13%, year-end 2009
Combined ratio non-life operations[1]	95.9%	94.7%	97%, year-end 2009
Solvency			
Double Leverage SNS REAAL	116.3%	107.8%	< 115%
BIS ratio	11.5%	11.2%	> 11%
Tier 1 ratio	8.4%	8.2%	> 8%
Solvency life operations[2]	272%	236%	> 150%
Solvency non-life operations[2]	255%	279%	> 200%

[1]) As of 2007 the combined ratio is calculated excluding reinsurance results, excluding indemnified business by AXA S.A. and excluding Kyril'l storm.
[2]) Solvency life and non-life operations 2007 are calculated based on new legislation.

The figures above illustrate that SNS REAAL is on track to deliver on its targets. Average EPS growth for the years 2006 to 2007 was 10%. ROE increased and is approaching the 15% target.
In spite of the impact of the acquisition of AXA NL Combined, the cost/income ratios developed well. The operating cost/premium ratio of REAAL Verzekeringen, excluding AXA NL Combined, amounted to 13.3% and improved compared to 2006 (13.8%). The combined ratio non-life operations, excluding the Kyrill storm, was 95.9% and below our long term target of 97%.
The capital base remained strong and is now better aligned with SNS REAAL's risk profile. The double leverage is slightly above target due to the acquisition of AXA NL Combined. The double leverage is set to come into line with the target (<115%) in early 2008.

Net profit SNS REAAL



€ millions
500
450
400
350
300
250
200
150
100
50
0
CAGR = 18%
2003
2004
2005
2006
2007
Net profit SNS REAAL

2007 result compared to 2006

SNS REAAL's net profit grew by € 94 million, from € 371 million to € 465 million (+ 25.3%). On average over the past four years, this represents a compound annual growth rate of 18%.

SNS Bank's net profit increased from € 214 million to € 272 million (+ 27.1%), mainly driven by SNS Property Finance's contribution of € 86 million and growing net interest income from retail banking. This compensated a decrease in the net result on bond gains, which in 2006 amounted to € 35 million.
REAAL Verzekeringen's net profit increased from € 170 million to € 205 million (+ 20.6%). Within this, net profit of REAAL Verzekeringen Life increased by € 32 million of which € 12 million was attributable to AXA NL Combined. Net profit of REAAL Verzekeringen Non-Life and Other grew by € 3 million including € 10 million contribution of AXA NL Combined. The € 12 million net negative impact of the Kyrill storm on the non-life insurance operations was partly offset by favourable developments in claims in the second half of 2007.

Operating costs were kept well in check. The efficiency ratio at SNS Bank showed a positive development. At REAAL Verzekeringen the operating cost/premium ratio, excluding AXA NL Combined, improved from 13.8% in 2006 to 13.3% in 2007.

At 17.8%, the effective tax rate was lower than in 2006 (19.2%). This reduction was mainly due to the lower statutory corporate tax rate, which decreased from 29.6% in 2006 to 25.5% in 2007.

Net profit from Group activities

Group activities comprise the business units managed directly by SNS REAAL at holding company level, whose income and expenses are not allocated to SNS Bank or REAAL Verzekeringen. These include the largely discontinued SNS REAAL Invest and, as from 1 July 2006, SNS Asset Management.

Net profit from Group activities, including consolidation adjustments, remained stable at € 12 million negative in 2007 compared to € 13 million negative in 2006.
Result from Group activities was positively influenced by € 35 million from the sale of the remaining 40% interest in La Ser Lafayette Services Nederland and part of the holding of F. van Lanschot Bankiers' shares (this interest was reduced from 7.6% to 5.3%). However, interest expenses increased by € 24 million mainly because the acquisitions of SNS Property Finance and AXA NL Combined were partly funded by increasing double leverage at holding company level. In addition staff costs increased by € 14 million. This was primarily driven by the first time inclusion of a full year of staff costs of SNS Asset Management, the introduction of a long-term incentive programme and the increase of staff in connection with legislation and compliance.

Earnings per share

SNS REAAL aims to grow its earnings per share (EPS) by an average of 10% annually, starting in 2006 up to year-end 2009, including acquisitions. EPS for 2007 amounted to € 1.87 (+13.3%); on average for the period 2006-2007 this represents a compound annual growth rate of 10%. This is an important step towards achieving SNS REAAL's implied EPS target of € 2.27 by the end of 2009. After the issue of new ordinary shares on 22 June 2007 and the interim (stock) dividend for 2007 declared and paid in September 2007, the weighted average number of outstanding shares for 2007 was 248,155,233. As from the issue date, the new shares have been fully taken into account for the purpose of calculating EPS.

Earnings per share SNS REAAL


€
2.00
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0
CAGR = 10%
2003*
2004
2005
2006
2007
Earnings per share SNS REAAL

*) Number of shares after stock split in 2004 was used for calculation earnings per share 2003.

Return on shareholders' equity

Return on shareholders' equity (ROE) of SNS REAAL was 13.7% (2006: 12.7%). The financial target is a ROE of 15% per annum on average after tax. ROE in 2007 was reduced by the timing difference between the share issue for the acquisition of AXA NL Combined in June and the completion of the acquisition in September.

Return on shareholders' equity SNS REAAL


%
20
18
16
14
12
10
2003
2004
2005
2006
2007
Return on shareholders' equity SNS REAAL

Dividend and Annual General Meeting of Shareholders

SNS REAAL will propose a total dividend for 2007 of € 0.82 per share (+15.5%) at the Annual General Meeting of shareholders (AGM) on 16 April 2008. An interim dividend of € 0.36 was paid in September 2007, making the proposed final dividend € 0.46. It is the view of the Executive Board that, at current share price levels, a scrip dividend would be very dilutive and therefore not in the interests of all shareholders; therefore, the final dividend will be paid in cash. The ex-dividend date is 18 April 2008, and the dividend will be payable on 5 May 2008.

The Supervisory Board will recommend to the AGM two new candidates to fill the vacancies that arose or will arise from the retirement of Mr Den Hoed in 2007 and the forthcoming retirement of the chairman Mr Bouma in 2008. Furthermore Mr Van Heeswijk will retire in 2008.

Balance sheet

SNS REAAL's balance sheet grew by € 23.3 billion, from € 79.7 billion at year-end 2006 to € 103.0 billion at the end of 2007 (+ 29.2%). Excluding the impact of the acquisitions of AXA NL Combined (€ 16.6 billion) and Regio Bank (€ 3.0 billion), the balance sheet grew by € 3.7 billion to € 83.4 billion.

Investments for own account increased by € 10.4 billion to € 21.0 billion (+ 98.1%), mainly as a result of the consolidation of AXA NL Combined (€ 7.9 billion). Loans and advances to customers rose by € 6.3 billion to € 63.0 billion (+ 11.1%), mainly attributable to the acquisitions of AXA NL Combined and Regio Bank and organic growth at SNS Property Finance.
Goodwill and other intangible fixed assets rose by € 1.2 billion to € 2.0 billion mainly due to the recognition of intangible fixed assets related to AXA NL Combined. This consists of Value of Business Acquired (€ 658 million), other intangible assets (€ 162 million) and goodwill (€ 237 million).

On the liability side, SNS Bank showed a reduction of amounts due to credit institutions of € 2.2 billion, mainly due to the accelerated redemption of a facility with ABN AMRO N.V. in connection with the acquisition of Bouwfonds Property Finance in 2006. The growth of SNS Bank's total assets of € 6.2 billion was primarily funded by the growth of savings by € 5.5 billion (+ 40.2%). Besides the contribution of Regio Bank (€ 2.1 billion), savings increased due to strong organic growth at ASN Bank and as a result of SNS Bank's successful deposit campaigns. Furthermore, the total amount of debt certificates increased by € 1.3 billion.

Technical provisions at REAAL Verzekeringen increased by € 11.6 billion, particularly due to the acquisition of AXA NL Combined (€ 11.2 billion). The life technical provision increased by € 10.7 billion, and that for non-life by € 0.9 billion.

SNS REAAL's group equity grew by € 391 million to € 3.6 billion (+ 12.2%) compared to year-end 2006. This was mostly attributable to the share issue (€ 342 million net of costs recognised in 2007) and the net profit for 2007 of € 465 million. This was partly offset by a decrease of € 325 million caused by the unrealised revaluation of investments and cash flow hedges in response to market developments and realisations and a decrease of € 94 million related to the distribution of the final dividend for 2006 and the interim dividend for 2007. The capital base increased by € 759 million to € 5.6 billion, while subordinated debt increased by € 368 million to € 2,032 million.

The acquisition of AXA NL Combined was financed by € 450 million internal resources by the net proceeds of the share issue in June 2007 of € 342 million and for the remaining part by a combination of hybrid capital and debt certificates.

Solvency

The 'double leverage', which is the ratio between the book value of the subsidiaries and SNS REAAL's shareholders' equity, increased from 107.8% at year-end 2006 to 116.3% at the end of 2007. While shareholders' equity was strengthened by the share issue in June (€ 342 million), the value of associated companies and subsidiaries increased mainly due to a share premium of € 711 million paid in to REAAL Verzekeringen by SNS REAAL and the 2007 net profit generated by associated companies and subsidiaries (less dividends paid). The double leverage is set to come into line with the target (<115%) in early 2008.

SNS Bank's capital base increased by € 344 million to € 3.9 billion. The € 272 million net profit was partly distributed to SNS REAAL as dividends (€ 130 million). Subordinated debt increased by € 230 million. The fair value reserve was € 35 million lower as a result of higher interest rates. Tier 1 capital amounted to € 2.6 billion.
SNS Bank's capital adequacy position remained strong. The Tier 1 ratio at the end of 2007 was 8.4% (year-end 2006: 8.2%), the BIS ratio was 11.5% (year-end 2006: 11.2%) and the Core capital ratio was 6.5% (year-end 2006: recalculated 6.5%).
Basel II was adopted on 1 January 2008. If the Basel II ratios were calculated as at 31 December 2007 the ratios were even more robust. Based on preliminary calculations, the Tier 1 ratio was 12.8%, the BIS ratio was 17.2% and the Core capital ratio was 11.2%.

Solvency levels SNS Bank



%
13
12
11
10
9
8
7
6
5
2003
2004
2005
2006
2007
BIS ratio
Tier 1 ratio
Core capital ratio
Financial target BIS ratio (11.0%)
Financial target Tier 1 ratio (8.0%)
Financial target Core capital ratio (6.0%)

Solvency levels REAAL Verzekeringen



%
400
350
300
250
200
150
100
50
0
2003
2004
2005
2006
2007
Non-life
Life
Financial target Solvency non-life (200%)
Financial target Solvency life (150%)

REAAL Verzekeringen's capital base increased by € 1,022 million, to € 2.4 billion (+ 71.6%) at the end of 2007. With the acquisition of AXA NL Combined, SNS REAAL injected € 711 million in the form of paid-in share premium into REAAL Verzekeringen's capital. In addition, in the second half of the year the capital base was further reinforced by subordinated loans (€ 420 million). The net profit of € 205 million for 2007 was partly offset by a dividend of € 26 million distributed to SNS REAAL and a net total decline of € 276 million in the fair value reserve and the cash flow hedge reserve.

The solvency ratios of REAAL Verzekeringen remained well above target. New legislation, which is effective from 2007 (Wft), has positively affected the solvency calculation as the surplus value of the technical provisions shown by the liability adequacy test at life operations is now taken into account. As a result, solvency of life operations 2007 was 272%. Solvency of non-life operations of 255% was not influenced by the new calculation method.
The 2007 solvency ratio of REAAL Verzekeringen, based on the new calculation method, amounted to 198% and reflects the total solvency position of the insurance operations.

Overall, the strong capital base is now being deployed more effectively and is better aligned with SNS REAAL's risk profile.

Results of the second half 2007 compared to the first half 2007

In the second half of 2007 the net profit for SNS REAAL was slightly down at € 230 million compared to € 235 million in the first half. The contribution to net profit of AXA NL Combined almost fully compensated the one-off results of the sale of La Ser Lafayette Nederland and the F. van Lanschot shares and the Kyrill storm in the first half of the year.

SNS Bank's net profit of € 137 million was virtually flat compared to the net profit in the first half.
SNS Bank's net interest income was up € 29 million (+ € 7.7%), in particular due to the contribution of Regio Bank (€ 26 million) and improved margins and an increased portfolio at SNS Property Finance (€ 6 million). Income from ALM results was lower in the second half of the year, mainly due to a partly inverted yield curve and a lengthening of the duration of savings.
Net commissions and management fees were virtually unchanged compared to the first half year. The results on investments and derivatives and other financial instruments increased by € 27 million, mainly due to positive results on derivatives for hedging purposes.

SNS Bank's operating costs were € 32 million higher than in the first half of 2007, particularly due to the operational and integration costs of Regio Bank (€ 22 million) and temporary staff costs related to projects to improve efficiency. Value adjustments to financial instruments and other assets increased by € 17 million. This was entirely attributable to SNS Property Finance, which realised a release of € 1 million in the first half of the year but an addition of € 16 million in the second half of the year. The addition in the second half was related to a limited number of projects in the USA and Spain.

In the second half of 2007 the net profit of REAAL Verzekeringen was € 115 million. Excluding the contribution from AXA NL Combined of € 22 million, the net profit of € 93 million was virtually flat compared to the first half year.

The strong result of non-life operations in the second half of the year as a result of favourable developments in claims offset the decline in net profit of life operations as a result of higher acquisition costs for insurance operations and value adjustments to financial instruments and other assets.

Total income, excluding AXA NL Combined, decreased in the second half of 2007 by € 224 million compared to the first half of 2007, because of lower results on investments for insurance contracts on behalf of policyholders due to higher interest rates and stock markets fluctuations.
Also excluding AXA NL Combined, net premium income at REAAL Verzekeringen was virtually flat at € 1,018 million compared to the first half year. Single life premiums grew by € 61 million (+ 20.0%), predominantly in the Immediate Annuities product group. In line with the seasonal pattern, regular life premiums were down. Non-life premiums were in line with the first half of 2007.

Compared to the first half of 2007, total expenses at REAAL Verzekeringen, excluding AXA NL Combined and relating funding costs, decreased by € 230 million, in particular due to the technical expenses on insurance contracts (–€ 282 million). Acquisition costs for insurance operations rose by € 11 million mainly due to a better alignment of the amortisation of acquisition costs with premiums from policyholders. Value adjustments to financial instruments and other assets rose by € 23 million caused by equity impairments as a result of lower stock markets and value adjustments to loans and intangible fixed assets. Operating costs, excluding AXA NL Combined, rose by € 12 million mainly due to more temporary staff and increased costs for specialised external advice.

Execution of strategy

In 2007, SNS REAAL made great strides in the continued expansion of its business operations, realising growth both organically and through acquisitions to diversify the sources of income. SNS REAAL has achieved this growth while maintaining its moderate risk profile and the focus on both employee and customer satisfaction.

Structural growth in mature markets

Besides growth through acquisitions, SNS REAAL seeks profitable growth in its existing activities. The main drivers for organic growth are savings, investments, retail mortgages, the SME market, property finance, pensions and disability insurance.

SNS Bank's share of the savings markets grew from 6.3% to 8.3% mainly as a result of successful products at ASN Bank, SNS Bank's savings deposit campaigns and the acquisition of Regio Bank.
SNS REAAL's total assets under management, including SNS Asset Management, increased from € 17.8 billion to € 20.4 billion at the end of 2007. Again, SNS Fundcoach proved to be a successful formula. The number of customers grew by 9,130 to 27,388 (+ 50%) and the assets under management grew from € 589 million to € 802 million (+ 36.2%).
SNS Property Finance's loan portfolio increased organically by € 1.8 billion (+ 20.4%). SNS Retail Banking regained market share in mortgages in the second half of 2007, growing its market share to 7.4%. The retail mortgage portfolio grew by € 2.4 billion to € 44.8 billion (+ 5.7%) of which € 1.6 billion came from the acquisition of Regio Bank.

At REAAL Verzekeringen, excluding AXA NL Combined, regular premiums were again higher (+ 5.1%) and single premiums recovered strongly during the second half of 2007. In total over 2007, single premium income increased organically by 4.0%. Specifically, regular pensions and disability premiums grew by 14.2% and 16.7% respectively. Market share of regular life premiums amounted to 14.5% and that of single life premiums was 9.1%.

Acquisitions

The acquisition of the Dutch insurance activities of AXA was a major step forward. This acquisition for a total price of € 1.8 billion, which was completed on 5 September 2007, has significantly strengthened SNS REAAL's position in the consolidating Dutch insurance market. Market share of regular life premiums and single life premiums grew with this acquisition. As of September 2007 market share of AXA NL Combined of regular life premiums amounted to 6.0% and market share of single life premiums was 9.7%. The takeover of AXA NL Combined enabled the effective use of excess capital within SNS REAAL. It is expected that the acquisition will be EPS accretive from 2008 and that it will generate a return on investment above the cost of capital and positively enhance SNS REAAL's ROE.

As announced on 4 June 2007, SNS REAAL expects to realise substantial pre-tax cost synergies of approximately € 50 million per annum by 2011 on a fully-phased basis, representing approximately 40% of AXA NL Combined's operational cost base. SNS REAAL estimates total pre-tax restructuring costs at € 60 million, which will be front-end loaded with the majority to be taken in the first three years. These mainly consist of ICT, facilities and HR related costs. The integration process is on track with limited integration costs so far.

On 19 November, SNS REAAL announced the intended acquisition of Zwitserleven and Swiss Life Belgium for a total consideration of up to € 1,535 million. With the acquisition of Zwitserleven, SNS REAAL will nearly quadruple its pension business to a market share of approximately 11%. Annual cost savings will grow to approximately € 35 million and will be fully phased in by 2012, representing approximately 35% of Zwitserleven's current cost base.

The funding of the acquisition has been secured. The acquisition will be financed through a combination of € 600 million of a new class of shares ('Foundation Shares') to be issued to Stichting Beheer SNS REAAL (the Foundation) and up to € 800 million of debt instruments and internal resources. The remaining € 135 million will be financed by the proceeds of the intended sale of Swiss Life Belgium. The acquisition will take effect on 1 January 2008 and is expected to be completed in the first half of 2008.

Both these major acquisitions are in line with SNS REAAL's strategic priorities of achieving scale through consolidation, diversifying its income in the Dutch life insurance market, strengthening distribution, broadening its presence in the SME segment, and gaining a significant presence in the structurally attractive pension and disability markets. After completing these acquisitions, SNS REAAL will be the second largest life insurance company in the Netherlands.

The takeover of Regio Bank was completed on 1 July 2007. CVB Bank and Regio Bank have been merged under the name SNS Regio Bank creating a unique franchise formula in Dutch banking. In the view of SNS REAAL, the emphasis in the banking value chain is shifting towards distribution. SNS Regio Bank represents a major increase in distribution strength through a substantial increase in its visibility and footprint. SNS Regio Bank now has a network of approximately 700 specialised intermediaries who market its products in close proximity to the customers. Many of these intermediaries are located in the Randstad urban region, a particular area of focus for the strengthening of SNS Bank's network. In addition, the integration will generate considerable cost savings. The necessary system conversions have been completed.

On 30 August 2007, SNS Securities and VVAA Groep reached final agreement on the acquisition of FBS Bankiers, a specialised bank that provides services to both private and institutional clients. With the acquisition of FBS Bankiers, SNS Securities will strengthen its position in the Dutch market.

SNS Property Finance now is fully incorporated within SNS REAAL and the integration of the existing property finance activities of SNS Bank with those of SNS Property Finance was completed at year-end 2007.

Diversification

SNS REAAL has achieved further diversification of its sources of income by acquiring companies with products that are well aligned with the existing strategy. The acquisition of SNS Property Finance brought significant diversification to SNS Bank, reducing its dependence on retail banking. With the acquisition of AXA NL Combined and the announced acquisition of Zwitserleven, the shares of life and non-life insurance of total net profit for SNS REAAL will increase. In addition, SNS REAAL will show more diversification within both these insurance segments.


Composition net profit SNS REAAL 2007
Pro forma*
8%
38%
38%
16%
Retail Banking
SNS Property Finance
Life Insurance
Non-life Insurance


Composition net profit SNS REAAL 2006
5%
38%
55%
2%
Retail Banking
SNS Property Finance
Life Insurance
Non-life Insurance

*) Pro forma 2007: including AXA NL Combined FY 2007 and Regio Bank FY 2007

SNS Bank

Diversification of total income at SNS Bank further improved in 2007. Net interest income of SNS Property Finance increased and its percentage in total income of SNS Bank grew from 2% in 2006 to 19% in pro forma 2007. Furthermore net interest income of retail banking became better balanced as lower interest income from retail mortgages and penalty interest was more than offset by increased income from savings products and the SME portfolio. Net commission and management fees increased, whilst its share in total income decreased as a result of strong growth in interest result due to the contribution of SNS Property Finance. Other income as a percentage of total income decreased from 10% in 2006 to 3% in pro forma 2007 due to lower results from the sale of bonds.

Composition of income SNS Bank 2007 Pro forma*


3%
13%
19%
65%

- Net intrest income Retail Banking
- Net intrest income SNS Property Finance
- Net commission and management fees
- Other income

Composition of income SNS Bank 2006


10%
16%
2%
72%

- Net interest income Retail Banking
- Net interest income SNS Property Finance
- Net commission and management fees
- Other income

*) Pro forma 2007: including Regio Bank FY 2007

REAAL Verzekeringen

AXA NL Combined has already increased the diversification in REAAL Verzekeringen's business. This diversification will be further strengthened by the acquisition of Zwitserleven, which will add a significant share of the growing pension market.

Composition of gross premium income REAAL Verzekeringen Life 2007 Pro forma*


3%
42%
46%
9%

- Single, pension
- Single, other
- Regular, pension
- Regular, other

Composition of gross premium income REAAL Verzekeringen Life 2006


6%
35%
51%
8%

- Single, pension
- Single, other
- Regular, pension
- Regular, other

*) Pro forma 2007: including AXA NL Combined FY 2007

Composition of gross premium income
REAAL Verzekeringen Non-Life 2007 Pro forma*


10%
27%
24%
39%
Fire
Motor
Other
Disability

*) Pro forma 2007: including AXA NL Combined FY 2007

Composition of gross premium income
REAAL Verzekeringen Non-Life 2006


3%
30%
28%
39%
Fire
Motor
Other
Disability

The acquisition of AXA NL Combined will continue to further diversify REAAL Verzekeringen's non-life insurance operations. This acquisition will increase and broaden the distribution power in the key growth area disability insurance in particular.

Risk profile

By focusing primarily on banking and insurance products for retail and SME customers in the Netherlands, SNS REAAL has a moderate risk profile. Given the structural shortage of affordable housing, the Dutch market is expected to be sufficiently robust to absorb the impact of the current market turmoil.

Thanks to professional risk management and a solid balance sheet, the liquidity and credit crisis did not have a significant impact on the result of SNS REAAL in 2007. SNS REAAL has no direct exposure to the US subprime mortgage market and the indirect negative impact of unrealised value adjustments in the trading portfolios of SNS Bank was limited to € 9 million. The stock market turmoil led to € 17 million of impairments to the equity investment portfolio of REAAL Verzekeringen.

The immediate impact on long-term funding costs of the banking business has been limited. SNS Bank has been able to profit for a longer period from the historically low credit spreads by attracting a relatively large amount of long-term funding. As a result SNS Bank's funding is secured for 2008 without need for recourse to the capital markets as of today. The diversified funding policy coupled with a further improvement in the mix between wholesale and retail funding has made an important contribution to this. The retail funding base increased in 2007 due to a combination of the acquisition of Regio Bank and organic growth. Retail funding in relation to total funding increased from 36% at the end of 2006 to 42% at the end of 2007. At the end of 2007, 56% of retail loans was funded with retail funding (2006: 44%). Moreover, the size of the cash position (including liquid assets) has been increased in response to the uncertain situation on the money and capital markets by carrying out a sound and proactive liquidity policy. The temporarily higher liquidity buffer has been invested in a diversified range of liquid investments of a high rating.

The equity component of the asset mix of REAAL Verzekeringen was limited to 10% (€ 2.2 billion). The equity exposure of REAAL Verzekeringen was hedged for 70% if the price declined below the strike price of the related put options. Moreover, currency risks were hedged for approximately 85%. The fixed-income portfolio of REAAL Verzekeringen amounted to € 15.1 billion, 74% of the rated investments (€ 10.9 billion) were rated double AA or higher. Investments in collateralised debt instruments comprised less than 1% of the total investment portfolio with the majority of these instruments rated double AA or higher.

The impact of interest-rate fluctuations on the result of SNS REAAL was limited by a low duration of the shareholders' equity and a 50% hedge of the guarantee risk in the company profit-share portfolio.

SNS Bank

In € millions	2007	2006	Change	2nd half year 2007	1st half year 2007
Result					
Net interest income banking operations	783	567	38.1%	406	377
Net commission and management fees	129	120	7.5%	64	65
Result on investments	14	67	(79.1%)	10	4
Results on derivatives and other financial instruments	13	15	(13.3%)	17	(4)
Other operating income	(1)	(1)	0.0%	(4)	3
Total income	**938**	**768**	22.1%	**493**	**445**
Value adjustments to financial instruments and other assets	35	36	(2.8%)	26	9
Staff costs	332	283	17.3%	178	154
Depreciation and amortisation of tangible and intangible fixed assets	31	25	24.0%	14	17
Other operating expenses	203	173	17.3%	107	96
Total expenses	**601**	**517**	16.2%	**325**	**276**
Operating profit before taxation	**337**	**251**	34.3%	**168**	**169**
Taxation	64	37	73.0%	30	34
Third party interests	1	--	--	1	--
Net profit for the period	**272**	**214**	27.1%	**137**	**135**
Net profit SNS Retail	**186**	**208**	(10.6%)	**95**	**91**
Net profit SNS Property Finance[1]	**86**	**6**	1333.3%	**42**	**44**
Risk-weighted assets	30,744	28,454		30,744	28,663
Ratios					
Return on shareholders' equity	12.6%	14.1%		12.9%	13.0%
Efficiency ratio	60.3%	62.6%		60.5%	60.0%
BIS ratio	11.5%	11.2%		11.5%	11.4%
Tier 1 ratio	8.4%	8.2%		8.4%	8.3%
Core capital ratio	6.5%	6.5%		6.5%	6.6%

[1]) Comparative figure net profit SNS Property Finance 2006 relates only to December 2006.

Highlights

- *Net profit up 27.1% to € 272 million*
- *SNS Property Finance contributed € 86 million to net profit*
- *Net interest income SNS Retail Banking rose by 8.2% in 2007, despite decreased penalty interest*
- *Net commission and management fees increased to € 129 million (+7.5%)*
- *Funding SNS Bank secured until the end of 2008, no need for recourse to the capital markets as of today*
- *Integration Regio Bank on track, systems conversion completed*
- *Regio Bank (as of 1 July) contributed € 4 million to net profit after one-off integration costs*
- *Return on shareholders' equity 12.6%, capital ratios strong as ever*
- *Efficiency ratio improved to 60.3% (2006: 62.6%)*
- *Value adjustments almost equal to 2006*

Result

The results of Regio Bank have been consolidated in SNS Bank results from 1 July 2007. SNS Bank's net profit of €272 million rose by €58 million (+27.1%). SNS Property Finance contributed €80 million to this increase and Regio Bank €4 million.

The effect of the international liquidity and credit crisis on SNS Bank's liquidity position was relatively limited. The liquidity position of SNS Bank remained solid, supported by the diversified funding policy, the growth of savings on the back of the savings deposit campaigns and the ample liquidity buffers accumulated prior to the credit crisis. Nevertheless if the current situation endures for a longer period, it will also have an impact on banking operations.

Net profit SNS Bank


€ millions
300
250
200
150
100
50
0
CAGR = 21%
2003
2004
2005
2006
2007
Net profit SNS Bank

Despite the lower statutory corporate tax rate, the effective tax rate increased to 19.0% compared to 14.7% in 2006 as a result of the lower impact of structured tax investments. Furthermore in 2006 the effective tax rate was influenced by a recalculation of the net deferred tax liabilities resulting in a release of €9 million.

Return on shareholders' equity (ROE) for 2007 was 12.6% down from 14.1% in 2006.

Income

Total income increased from €768 million in 2006 to €938 million (+22.1%) in 2007. The higher net interest income and higher net commissions and management fees of SNS Retail Banking and the contribution made by SNS Property Finance more than compensated for the lower results on investments and derivatives and other financial instruments. SNS Bank's interest income (excluding SNS Property Finance, Regio Bank and FBS) increased by €24 million (+4.4%) compared to the level realised in 2006, despite a €24 million decrease in penalty interest income due to a further contraction of the mortgage refinancing market on the back of rises in interest rates. Margin pressure in mortgages was more than compensated by improved margins in other products, most notably savings.

The consolidation of SNS Property Finance, an improved net interest income and a sharply lower result on investments and derivatives and other financial instruments enhanced the quality of income. The diversification of net interest income improved due to strong growth of net interest income on savings products and SME mortgages and the acquisition of SNS Property Finance. In retail banking, commissions and management fees as a percentage of total income grew from 15.9% to 17.0%.

Composition of income SNS Bank


€ millions
1,000
750
500
250
0
2005
2006
2007
Other income
Net commission and management fees
Net interest income SNS Property Finance
Net interest income Retail Banking

Expenses

Total expenses rose by €84 million due to SNS Property Finance (€70 million) and Regio Bank (€12 million).

Value adjustments to financial instruments and other assets remained low at €35 million (2006: €36 million).

As a result of the increased income, strict cost control and the consolidation of SNS Property Finance for a full year, the efficiency ratio improved from 62.6% in 2006 to 60.3% in 2007.

Efficiency ratio SNS Bank


%
65
64
63
62
61
60
59
58
57
2003
2004
2005
2006
2007
Efficiency ratio SNS Bank

Funding

SNS Bank's funding strategy has consistently been based on three pillars: diversification of funding sources, commitment to the investor base and a proactive view of the environment. The retail lending base grew due to a combination of the acquisition of Regio Bank and organic growth. As a result, retail funding as a percentage of total funding increased from 36% at the end of 2006 to 42% at the end of 2007. At the end of 2007, 56% of retail loans was funded with retail money (2006: 44%). SNS Bank has maintained a prudent and proactive funding and liquidity strategy and was able to profit for a longer period from the historically low credit spreads by attracting a relatively large amount of long-term funding. Looking ahead, the funding position has been secured until the end of 2008 without need for recourse to the capital markets as of today.

Diversification of funding sources year-end 2007


7%
16%
12%
21%
42%
2%
Medium term notes
Retailfunding
Credit institutions
Securitisation
Benchmark Bonds
Other

Diversification of funding sources year-end 2006


11%
15%
14%
36%
19%
5%
Medium term notes
Retailfunding
Credit institutions
Securitisation
Benchmark Bonds
Other

SNS Retail Banking

In € millions	2007	2006	Change	2nd half year 2007	1st half year 2007
Result					
Net interest income banking operations	596	551	8.2%	307	289
Net commission and management fees	128	120	6.7%	64	64
Result on investments	13	67	(80.6%)	9	4
Results on derivatives and other financial instruments	12	15	(20.0%)	16	(4)
Other operating income	2	--	--	(1)	3
Total income	**751**	**753**	(0.3%)	**395**	**356**
Value adjustments to financial instruments and other assets	20	35	(42.9%)	10	10
Other expenses	505	476	6.1%	268	237
Total expenses	**525**	**511**	2.7%	**278**	**247**
Operating profit before taxation	**226**	**242**	(6.6%)	**117**	**109**
Taxation	39	34	14.7%	21	18
Third party interests	1	--	--	1	--
Net profit for the period	**186**	**208**	(10.6%)	**95**	**91**
Risk-weighted assets	18,832	19,571		18,832	18,938
Efficiency ratio	67.2%	63.2%		67.8%	66.6%

Result

SNS Retail Banking's net profit decreased from €208 million to €186 million (–10.6%). Excluding the net result on the 2006 bond sales of €35 million and the impact of the conversion of the property finance activities to SNS Property Finance (€4 million), net profit rose by 9.8% due to improved net interest income and higher net commissions and management fees.

Regio Bank has been included in SNS Retail Banking's result from 1 July 2007. In the second half of 2007, Regio Bank made a positive contribution to net profit of €4 million. The integration of this company into SNS Bank and related system conversions were completed at year-end 2007.

Income

Net interest income

The increase of net interest income of SNS Retail Banking by €45 million (+8.2%) was due to an increase of commercial interest income while penalty interest fell by €24 million. The growth of commercial interest income was due to higher sales volumes in almost all product segments and improved margins on savings products and the SME portfolio. This growth was partially offset by lower margins in the mortgage business as a result of the ongoing fierce competition. Regio Bank contributed €26 million to net interest income.

Penalty interest income fell by €24 million from €53 million in 2006 to €29 million in 2007 (−45.3%). This fall was caused by a decrease in the volume of early redemptions on the back of interest rate hikes, which further contracted the mortgage refinancing market, continuing a trend that had started in 2006. Penalty interest income also declined as the spread between client interest rates and market interest rates narrowed. Penalty interest income in the second half of 2007 amounted to €15 million which was almost equal to the first half of 2007.

Interest rates rose across the entire yield curve during 2007. Short-term interest rates continued to increase and the yield curve became partly inverted in the second half of 2007. The long end of the yield curve steepened but continued to be relatively flat. During 2007, SNS Bank's exposure to future interest rate hikes was reduced. These movements in the yield curve and the ALM policy resulted in a limited but positive ALM income in line with 2006.

In the highly competitive mortgage market, compared to the first half of 2007, SNS Retail Banking regained market share in mortgages from 6.7% to 7.4%. SNS Budget Mortgage, voted 'Best European Mortgage Product of 2007', generated over half of the new mortgage production. In the existing mortgage portfolio, retention improved in 2007. The acquisition of Regio Bank added a mortgage portfolio of €1.6 billion, in total SNS Bank's retail mortgage portfolio expanded by 5.7% to €44.8 billion (2006: €42.4 billion).

In 2007, the savings market share grew from 6.3% to 8.3% partly as a result of successful products at ASN Bank and SNS Bank's savings deposit campaigns. Regio Bank contributed €2.1 billion to the savings portfolio and SNS Bank's total savings portfolio increased by €5.5 billion to €19.2 billion (+40.1%). ASN Bank showed considerable growth in both volume and the number of clients. In 2007, the number of clients increased by 14% (45,651 new clients).

Net commission and management fees

Excluding the management fees of SNS Asset Management, which was transferred to SNS REAAL at 1 July 2006, growth of net commissions and management fees in 2007 was €16 million (+14.3%). This increase occurred across all commission-related activities, the insurance commissions grew by 6.1% to €35 million.

Growth in securities commissions was mostly driven by the activities of SNS Fundcoach and SNS Securities. SNS Fundcoach's assets under management increased by €213 million from €589 million at year-end 2006 to €802 million at the end of 2007 (+36.2%). The numbers of new accounts and active clients both grew in 2007, and SNS Fundcoach's fee income increased accordingly. Additionally, management fee income of SNS and ASN funds rose compared to 2006.

Net commission fees contributed by SNS Securities grew from €13 million to €16 million, supported by the FBS Bankiers contribution and the former activities of Van der Hoop.

Other income

The result on investments fell sharply, from €67 million in 2006 to €13 million in 2007, largely due to the absence in 2007 of the significant net profits realised from bond sales in 2006 (€35 million net). Based on the positive revaluations and SNS Bank's interest rate projections, substantial results were made in 2006 through bond sales. In view of the size of the fair value reserve at the end of 2007 and the interest rate environment, the result on investments, as indicated before, is expected to remain low in 2008.

Income from derivatives and other financial instruments fell by €3 million from €15 million in 2006 to €12 million at the end of 2007. The international liquidity and credit crisis had a minor negative impact on the market value of SNS Bank's bond trading

portfolio (−€9 million). As we intend to hold this portfolio to maturity date (approximately two years), future positive results will offset this current negative mark to market performance.

Expenses

Value adjustments to financial instruments and other assets

Value adjustments to financial instruments and other assets fell by €15 million from €35 million in 2006 to €20 million in 2007 (−42.9%). The lower addition for retail mortgages reflects the low risk of this portfolio, fewer forced property sales and associated lower shortfalls on foreclosures per item. In addition, in 2006 the provisioning policy was tightened, resulting in higher additions. There was a markedly lower inflow of infected loans from the SME sector, in particular due to the improved economic environment and to the release of a number of remaining provisions in respect of the settlement of various loans. The value adjustments as a percentage of risk-weighted assets fell from 0.18% in 2006 to 0.11% in 2007.

Other expenses

Other expenses increased by €29 million, from €476 million in 2006 to €505 million in 2007 (+6.1%). This increase was mainly due to the acquisitions and integration of Regio Bank and FBS (€22 million). Excluding these factors, strict cost control limited the increase in other expenses to €7 million (+1.5%). The total number of FTEs at retail banking decreased by 103, despite the integration of Regio Bank (54 FTEs). This decrease was caused by STP projects and the reorganisation of the SME business. However, total staff costs increased as more temporary staff was hired for projects related to legislation (implementation of Basel II), efficiency and integration.

SNS Property Finance

In € millions	2007	2006	2006 Pro forma	Change	2nd half year 2007	1st half year 2007
Result						
Net interest income banking operations	187	16	182	2.7%	99	88
Net commission and management fees	1	--	--	--	--	1
Result on investments	1	--	--	--	1	--
Results on derivatives and other financial instruments	1	--	--	--	1	--
Other income	(3)	(1)	5	(160.0%)	(3)	--
Total income	**187**	**15**	**187**	0.0%	**98**	**89**
Value adjustments to financial instruments and other assets	15	1	11	36.4%	16	(1)
Other expenses	61	5	55	10.9%	30	31
Total expenses	**76**	**6**	**66**	15.2%	**46**	**30**
Operating profit before taxation	111	9	121	(8.3%)	52	59
Taxation	25	3	39	(35.9%)	10	15
Third party interests	--	--	--	--	--	--
Net profit for the period[1]	**86**	**6**	**82**	4.9%	**42**	**44**
Effect purchase price allocation	23	1	12	91.7%	16	7
Net profit for the period (before PPA)	**109**	**7**	**94**	16.0%	**58**	**51**
Risk-weighted assets	11,912	8,883	8,883		11,912	9,725
Efficiency ratio	32.6%	33.3%	29.4%		30.6%	34.8%

[1]) Comparative figure net profit SNS Property Finance 2006 relates only to December 2006.

Result

Total net profit of SNS Property Finance amounted to €86 million compared to a pro forma net profit in 2006 of €82 million (+4.9%). The loan portfolio grew from €8.8 billion at the end of 2006 to €11.7 billion at the end of 2007 (+32.9%). This increase was due to the organic growth of the loan portfolio of €1.8 billion (+20.4%) and by integration of the existing property finance activities of SNS Bank (€1.1 billion). The integration of these activities with those of SNS Property Finance was

completed at year-end 2007 and made a contribution to the net profit of € 4 million. These positive developments were partly offset by lower other income and higher other expenses.

Excluding the effect of the Purchase Price Allocation (PPA) adjustments and higher funding costs, SNS Property Finance recorded a net profit of € 109 million, an increase of 16.0% compared to pro forma net profit for 2006 excluding PPA adjustments of € 94 million. PPA adjustments in 2007 were € 23 million, compared to € 12 million in the pro forma net profit for 2006. The difference was due to the PPA adjustment to fair value of equity participations which led to a higher negative PPA impact on the other income and value adjustments to financial instruments and other assets. The organic growth of net profit was fully offset by the higher PPA adjustments in 2007 compared to the adjustments in the pro forma figures 2006. It is expected that the impact of the PPA will decrease substantially in the coming years.

Geographic composition portfolio
SNS Property Finance



14%
3%
7%
76%
The Netherlands
North America
Spain
Other

Portfolio by asset classes
SNS Property Finance



7%
12%
37%
22%
22%
Residential
Offices
Shops
Business premises
Other

The total portfolio of SNS Property Finance as at 31 December 2007 consisted of € 7.0 billion of investment finance and € 4.7 billion of project finance. The portfolio is well diversified by geography and across asset classes. The major part of the portfolio is domestic (76%) and investments in North America are limited to 7% of the total portfolio. The total portfolio share of the residential sector amounted to 37% at the end of 2007.

Income

Net interest income in 2007 increased by € 5 million (+2.7%) to € 187 million. This increase was due to the growth of the portfolio, partly offset by lower (non-) recurring commissions. Recurring interest revenue accounted for 94% of total net interest income, with the remainder sourced from transaction-related income.
The organic growth in the portfolio mainly related to expanding international project finance activities. On a total portfolio basis margins remained stable. Within this, lower margins on investment finance were offset by a small increase in margins on project finance together with an increase in the share of project finance in the total portfolio.

Expenses

Value adjustments to financial instruments and other assets

Total value adjustments in 2007 were negative at € 15 million, with a net provision release of € 1 million in the first half year followed by a net negative charge of € 16 million in the second half. The adjustment in the second half was due to impairments on a limited number of loans in the USA and Spain, partly compensated by releases of other provisions as a result of settlement and final repayment on impaired loans. SNS Property Finance has taken full control of the projects involved and has acted swiftly to restructure the management and focus of these projects. The value adjustments as a percentage of risk weighted assets of SNS Property Finance were at a satisfactory level of 0.13%.

Other expenses

Compared to the pro forma figures for 2006, other expenses increased by € 6 million mainly due to the increase of staff related to the expansion of activities and to costs related to the process integration. As a result the efficiency ratio increased to 32.6% compared to 29.4% in pro forma 2006.

REAAL Verzekeringen

In € millions	2007	2006	Change	2nd halfyear 2007	1st halfyear 2007
Result					
Premium income	2,584	2,009	28.6%	1,538	1,046
Reinsurance premium	61	49	24.5%	32	29
Net premium income	**2,523**	**1,960**	28.7%	**1,506**	**1,017**
Share in the result of associated companies	--	3	(100.0%)	(2)	2
Net commission and management fees	54	57	(5.3%)	25	29
Result on investments	834	561	48.7%	532	302
Result on investments for insurance contracts on behalf of policyholders	96	215	(55.3%)	(72)	168
Results on derivatives and other financial instruments	29	6	383.3%	20	9
Other operating income	11	2	450.0%	3	8
Total income	**3,547**	**2,804**	26.5%	**2,012**	**1,535**
Technical expenses on insurance contracts	1,979	1,393	42.1%	1,220	759
Technical expenses on insurance contracts on behalf of policyholders	496	663	(25.2%)	110	386
Technical expenses on insurance contracts	**2,475**	**2,056**	20.4%	**1,330**	**1,145**
Acquisition costs for insurance operations	333	240	38.8%	201	132
Value adjustments to financial instruments and other assets	29	(2)	1550.0%	27	2
Staff costs	184	141	30.5%	115	69
Depreciation and amortisation of tangible and intangible fixed assets	35	27	29.6%	20	15
Other operating expenses	88	75	17.3%	55	33
Other interest expenses	144	34	323.5%	117	27
Total expenses	**3,288**	**2,571**	27.9%	**1,865**	**1,423**
Operating profit before taxation	**259**	**233**	11.2%	**147**	**112**
Taxation	52	63	(17.5%)	31	21
Third party interests	2	--	--	1	1
Net profit for the period	**205**	**170**	20.6%	**115**	**90**
Effect purchase price allocation	15	--	--	15	--
Net profit for the period (before PPA)	**220**	**170**	29.4%	**130**	**90**
Ratios					
Return on shareholders' equity	13.9%	13.6%		13.7%	14.2%
Operating cost/premium ratio	14.1%	13.8%		15.5%	12.4%
Solvency life operations[1]	272%	236%		272%	241%
Solvency non-life operations[1]	255%	279%		255%	286%
New annual premium equivalent (in € millions)	207	196		123	84
Value New Business (in € millions)[2]	14	20		6	8
Combined ratio non-life operations[3]	98.6%	94.7%		94.3%	105.3%
Claims ratio[3]	55.9%	53.7%		50.4%	64.4%

The comparative figures have been adjusted for comparison purposes.

[1]) Solvency life and non-life operations 2007 are calculated based on new legislation.

[2]) VNB 2007 includes AXA NL Combined which is based on different calculation principles than REAAL Verzekeringen. As of 2007 VNB includes cost synergies of AXA NL Combined and surplus value of technical provisions of the liability adequacy test.

[3]) As of 2007 the combined and the claims ratios are calculated excluding reinsurance results and excluding indemnified business by AXA S.A

Highlights

- *Net profit up 20.6% to € 205 million*
- *Integration AXA NL Combined on track, with limited integration costs*
- *Net profit contribution AXA NL Combined € 22 million including funding costs*
- *Net profit life up € 20 million (+ 13.8%), excluding AXA NL Combined*
- *Net profit non-life excluding impact Kyrill storm and AXA NL Combined up € 5 million (+ 23.8%)*
- *Value New Business REAAL Verzekeringen € 12 million and AXA NL Combined € 2 million*
- *Organic growth regular life premiums € 46 million (+ 5.1%), single life premiums € 26 million (+ 4.0%)*
- *Return on shareholders' equity up to 13.9% (2006: 13.6%)*
- *Operating costs/premium ratio 14.1% excluding AXA NL Combined 13.3% (2006: 13.8%)*

Result

REAAL Verzekeringen's net profit increased from € 170 million to € 205 million (+20.6%), with results of AXA NL Combined being consolidated from 5 September 2007. AXA NL Combined made a positive contribution to REAAL Verzekeringen's net profit in 2007 of € 22 million including funding costs.

Excluding the net impact of AXA NL Combined net profit rose by € 13 million (+7.6%). The negative net impact of the Kyrill storm on the non-life insurance operations was € 12 million but this was more than offset by favourable development in claims and higher results on investments and derivatives and other financial instruments. Furthermore, the effective tax rate decreased from 27.0% in 2006 to 20.1% in 2007, mainly caused by the lower corporate tax rate and the higher impact of structured tax investments.

Net profit REAAL Verzekeringen


€ millions
225
200
175
150
125
100
75
50
25
0
CAGR = 24%
2003
2004
2005
2006
2007
Net profit REAAL Verzekeringen

Excluding the negative net effect of Purchase Price Allocation (PPA) adjustments of € 15 million, REAAL Verzekeringen posted a net profit of € 220 million (€ 205 million including PPA). Within this the contribution to net profit of AXA NL Combined was € 51 million (€ 36 million after PPA). The PPA adjustments consisted of € 11 million amortisation of Value of Business Acquired (VOBA) and € 4 million depreciation and amortisation of other tangible and intangible fixed assets.

Income

Total income of REAAL Verzekeringen increased from € 2,804 million to € 3,547 million (+26.5%).

Net income from regular life premiums grew by € 242 million to € 1,144 million (+26.8%) due to a combination of organic growth (€ 46 million, +5.1%) and the contribution of AXA NL Combined of € 196 million. Single life premiums grew by € 192 million to € 837 million. Excluding AXA NL Combined, single life premiums increased by € 26 million (+4.0%).

Net non-life premium income rose by 31.2%, to € 542 million. Excluding AXA NL Combined net non-life premiums were virtually flat compared to 2006.

Other operating income increased by € 9 million to € 11 million due to the sale of a former Nieuwe Hollandse Lloyd (NHL) portfolio to AEGON and the surrender fees received at the termination of an important distribution partnership.

Composition of income for own account REAAL Verzekeringen


€ millions
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2005
2006
2007
Net provision
Other income
Investment income
Net premium income

Result on investments REAAL Verzekeringen

In € millions	2007	2006	Change	2nd half year 2007	1st half year 2007
Result					
Interest income	631	426	48.1%	423	208
Dividend income	45	30	50.0%	24	21
Rental income	19	15	26.7%	11	8
Other	--	4	(100.0%)	--	--
Direct investment income	**695**	**475**	46.3%	**458**	**237**
Realised gains/losses	105	81	29.6%	50	55
Unrealised gains/losses	34	5	580.0%	24	10
	139	**86**	61.6%	**74**	**65**
Total result on investments REAAL Verzekeringen	**834**	**561**	48.7%	**532**	**302**

The result on investments for own account rose by € 273 million compared to 2006 (+48.7%). Excluding the contribution of AXA NL Combined, the results on investments increased by € 58 million. This positive development was mainly due to the increase in realised gains on sales of equities. Taking into account the fair value reserve at the end of 2007 and the prevailing stock market conditions, realised gains could be lower in 2008.
Unrealised gains/losses increased by € 29 million to € 34 million due to increased results on investment property (€ 13 million) and higher unrealised gains on bonds (€ 16 million) as a result of expansion of the investment portfolio at fair value through profit and loss.

Expenses

REAAL Verzekeringen's total expenses rose by € 717 million to € 3,288 million. Excluding AXA NL Combined total expenses increased by € 45 million, due to € 35 million higher acquisition costs as a result of strong production growth in the past few years and a one-off adjustment of € 15 million to better align the amortisation of acquisition costs for insurance operations with premiums from policyholders. Interest expenses increased by € 27 million due to increased structured tax investments.

Value adjustments to financial instruments and other assets, excluding AXA NL Combined, increased by € 29 million caused by € 15 million equity impairments as a result of lower stock markets and value adjustments to loans and intangible fixed assets. Furthermore technical expenses on insurance contracts increased organically by € 52 million, mainly due to growth of the life portfolio. Technical expenses on insurance contracts on behalf of policyholders decreased by € 102 million due to the interest rate hike resulting in a decrease in the value of fixed-income security investments for insurance contracts on behalf of policyholders.

Operating cost/premium ratio

The operating cost/premium ratio increased from 13.8% to 14.1%. Excluding AXA NL Combined staff costs, depreciation costs and other operating expenses were nearly on a par with 2006, whilst premium income grew organically (regular premiums +5.1% and single premiums +4.0% compared to 2006). As a result the operating cost/premium ratio excluding AXA NL Combined improved to 13.3%.

Pro forma figures for AXA NL Combined

Update to pro forma 2006 figures first published in Press Release of 4 June 2007

Since the announcement of the acquisition of AXA NL Combined on 4 June 2007 SNS REAAL continued the determination of the Purchase Price Allocation (PPA) of AXA NL Combined. This has resulted in adjustments to the valuations of Value of Business Acquired (VOBA) and other intangible fixed assets. The valuation of VOBA has been increased from € 617 million to € 673 million, mainly caused by an increased yield curve. The determination of the other intangible fixed assets resulted in PPA adjustments of € 167 million, consisted of the distribution network, client relations, trademark and software. The value of

these intangible fixed assets had not yet been determined at the time of the announcement of the acquisition. As a result the amortisation costs for VOBA in 2006 were increased from € 22 million to € 26 million. Amortisation costs of other intangible fixed assets amounted to € 12 million which had not been calculated at 4 June 2007.
In addition, the pro forma financing costs increased from € 34 million to € 40 million as a result of higher interest rates in 2007 compared to the 2006 interest rates as presented in June 2007. The impact on the pro forma amortisation costs and financing costs for 2006 as communicated when the acquisition was made public on 4 June 2007 is summarised as follows:

In € millions	2006 4 June 2007	2006 31 December 2007
Stand alone normalised net profit before VOBA and funding costs	143	143
Amortisation VOBA and other intangibles (after taxation)	(22)	(38)
Financing costs (after taxation)	(34)	(40)
Net profit for the period	87	65

Pro forma figures

For comparison, pro forma figures for AXA NL Combined have been included for the years 2007 and 2006. These figures take into account the effects of purchase price accounting, normalisations and additional funding costs related to the acquisition of AXA NL Combined.
The figures for the period September 2007 until December 2007 included in the SNS REAAL financial statements are presented in the column headed 'AXA NL Combined Sep-Dec 2007".

In € millions	Pro forma Full Year 2007	Pro forma Full Year 2006	Change	AXA NL Combined Sep-Dec 2007
Stand alone normalised net profit before VOBA and funding costs	140	143	(2.1%)	51
Amortisation VOBA and other intangibles (after taxation)	(34)	(38)	(10.5%)	(15)
Stand alone normalised net profit before funding costs	106	105	1.0%	36
Additional funding costs (after taxation)	(42)	(40)	5.0%	(14)
Net profit for the period	64	65	(1.5%)	22
Operating cost/premium ratio	15.6%	14.4%		18.8%

The acquisition of AXA NL Combined for an amount of € 1.8 billion, was financed by € 342 million net proceeds from the issue of new ordinary shares, € 450 million internal resources and a mix of hybrid capital and senior debt totalling for € 1.0 billion. The financing was raised at SNS REAAL holding company level and € 630 million of this was down-streamed to REAAL Verzekeringen. The remaining € 370 million was retained in the SNS REAAL holding company, resulting in € 4 million net funding costs included in the result of Group activities.

Taking into account the funding costs at SNS REAAL holding and allocated interest expenses related to the financing from internal resources, the contribution of AXA NL Combined to SNS REAAL's net profit for the period September 2007 to December 2007 was € 18 million.

Revenue and cost development 2007

Regular life gross premiums of AXA NL Combined were flat versus 2006 and single life insurance premiums increased by € 28 million. Non-life gross premiums were flat compared to 2006. Disability premiums increased markedly by € 5 million to € 71 million.
Operating costs in 2007 increased due to re-insourcing of the unit-linked portfolio from Accenture.

REAAL Verzekeringen Life

In € millions	2007	2006	Change	2nd half year 2007	1st half year 2007
Result					
Regular life premiums	1,144	902	26.8%	641	503
Single life premiums	837	645	29.8%	532	305
Net premium income	**1,981**	**1,547**	28.1%	**1,173**	**808**
Net commission and management fees	39	37	5.4%	22	17
Share in results of associated companies	--	3	(100.0%)	(2)	2
Result on investments	710	529	34.2%	424	286
Result on investments for insurance contracts on behalf of policyholders	96	215	(55.3%)	(72)	168
Results on derivatives and other financial instruments	31	6	416.7%	22	9
Other operating income	7	--	--	--	7
Total income	**2,864**	**2,337**	22.6%	**1,567**	**1,297**
Technical expenses on insurance contracts	2,172	1,821	19.3%	1,169	1,003
Acquisition costs for insurance operations	178	134	32.8%	101	77
Value adjustments to financial instruments and other assets	27	(2)	1450.0%	26	1
Staff costs	117	95	23.2%	75	42
Depreciation and amortisation of tangible and intangible fixed assets	25	17	47.1%	13	12
Other operating expenses	43	39	10.3%	29	14
Other interest expenses	79	33	139.4%	49	30
Total expenses	**2,641**	**2,137**	23.6%	**1,462**	**1,179**
Operating profit before taxation	**223**	**200**	11.5%	**105**	**118**
Taxation	44	55	(20.0%)	21	23
Third party interests	2	--	--	1	1
Net profit for the period	**177**	**145**	22.1%	**83**	**94**

Net profit

Net profit posted of life insurance operations was up 22.1% from € 145 million to € 177 million, due to higher investment income, higher results on derivatives and other financial instruments and a lower effective tax rate. These positive movements more than offset increased acquisition costs and higher interest expenses related to structured tax investments and the financing of the acquisition of AXA NL Combined.

REAAL Verzekeringen Life net profit grew organically by € 20 million and the acquisition of AXA NL Combined, including the costs of funding relating to the acquisition, contributed € 12 million.

Income

Net regular premium income increased by € 242 million to € 1,144 million (+ 26.8%) of which € 46 million was driven by organic portfolio growth. Single life premiums rose by € 192 million to € 837 million (+ 29.8%), of which € 26 million was organically and mainly through strong growth in the Immediate Annuities product group.

Result on investments for own account was organically € 55 million higher than in 2006, mainly attributable to increased realised gains on equity sales (+ € 49 million) and the growth of the investment portfolio. Result on derivatives and other financial instruments grew organically by € 12 million due to the expansion of derivative positions used for hedging purposes.

Other operating income increased by € 7 million to € 7 million. This increase was caused by surrender fees received on the termination of an important distribution partnership and a the sale of a small part of the former NHL portfolio to AEGON.

New annual premium equivalent market shares and value of new business

The new annual premium equivalent (NAPE) rose €11 million to €207 million (+5.6%). From September onwards, AXA NL Combined contributed €37 million to the NAPE of REAAL Verzekeringen. The organic change was thus a decrease by €26 million.

The organic decline was attributable to rises in the interest rates. As a result of these increases, the market for mortgage refinancing decreased with less new individual insurance business as a result, but with improving lapse rates. In addition an important distribution partnership was ended.

The total life market for new regular premium contracted by 15.2% in 2007. This decline related mostly to Unit Linked products. REAAL Verzekeringen's market share excluding AXA NL Combined, amounted to 14.5% (life-course savings not included). This represents a decrease of 1.2 percentage point compared to year-end 2006. Market share of regular life premiums of AXA NL Combined as of September 2007 was 6.0%.

In individual single premiums, REAAL Verzekeringen realised strong growth in market share from 7.3% to 9.1% due to a strong recovery of its position from the second quarter of 2007 onwards caused by more competitive pricing. Market share of single life premiums of AXA NL Combined as of September 2007 was 9.7%.

For 2007, the value of new business (VNB) of REAAL Verzekeringen (excluding AXA NL Combined) was €12 million (2006: €20 million), based on a European Embedded Value basis (EEV). The VNB of AXA NL Combined, based on a Market Consistent Embedded Value basis (MCEV), for the full year 2007 was €2 million (2006: €10 million). The Dutch market for life insurance products continued to be very competitive, as a result, the margins of both regular premiums (for example mortality covers) and individual single premium products (in particular immediate annuities) remained under pressure. In addition, new inflow was lower due to a decreasing mortgage refinancing market and the surrender of an important distribution contract. At AXA NL Combined, costs-overruns as a result of the re-insourcing of mid-way cancelled outsourcing projects had a negative impact on the value of new business.

Expenses excluding AXA NL Combined

Excluding AXA NL Combined (impact on total expenses €472 million, including funding costs for the acquisition), total expenses of life insurance operations rose by €32 million (+1.5%) to €2.169 million. Technical expenses on insurance contracts decreased by €52 million mainly due to a lower result on investments for insurance contracts on behalf of policyholders. Acquisition costs for insurance operations increased by €35 million to €169 million (+26.1%). This increase was caused by strong production growth in recent years and a one-off adjustment of €15 million to better align the amortisation period of acquisition costs with premiums from policyholders. Value adjustments on financial instruments and other assets increased by €26 million. This increase was caused by impairments on equities (€13 million) and on loans to intermediaries and intangibles. Staff costs, depreciation and amortisation of tangible and intangible assets and other expenses fell by €3 million due to effective cost control and an improved allocation of costs between life and non-life operations. Other interest expenses increased by €26 million due to interest expenses relating to the funding of structured tax investments.

REAAL Verzekeringen Non-Life

In € millions	2007	2006	Change	2nd half year 2007	1st half year 2007
Result					
Non-life premiums	590	448	31.7%	358	232
Reinsurance premiums	48	35	37.1%	25	23
Net premium income	**542**	**413**	31.2%	**333**	**209**
Net commission and management fees	10	13	(23.1%)	3	7
Result on investments	42	27	55.6%	29	13
Results on derivatives and other financial instruments	1	--	--	1	--
Other operating income	3	1	200.0%	3	--
Total income	**598**	**454**	31.7%	**369**	**229**
Technical expenses on insurance contracts	303	235	28.9%	164	139
Acquisition costs for insurance operations	157	105	49.5%	103	54
Value adjustments to financial instruments and other assets	2	--	--	2	--
Staff costs	57	46	23.9%	32	25
Depreciation and amortisation on tangible and intangible fixed assets	5	5	0.0%	3	2
Other operating expenses	38	31	22.6%	24	14
Other interest expenses	6	1	500.0%	6	--
Total expenses	**568**	**423**	34.3%	**334**	**234**
Operating profit before taxation	30	31	(3.2%)	35	(5)
Taxation	7	10	(30.0%)	8	(1)
Net profit for the period	**23**	**21**	9.5%	**27**	**(4)**

Net profit

Net profit of non-life operations in 2007 was significantly influenced by the Kyrill storm with an impact on net profit 2007 amounted of € 12 million*. Excluding the impact of the Kyrill storm net profit of non-life operations was up by € 14 million (+66.7%). REAAL Verzekeringen non-life grew organically by € 5 million (+23.8%) and AXA NL Combined (including the costs of funding relating to the acquisition) contributed € 9 million.

Growth of net profit was mainly caused by favourable developments in claims in the second half of 2007 and decreased expenses on re-insurance contracts, partly offset by increased acquisition costs for insurance operations.

Income

At € 542 million, non-life net premium income was € 129 million higher than 2006 (+31.2%), mainly driven by the positive contribution of AXA NL Combined (€ 126 million). In addition REAAL Verzekeringen's transport sector showed strong growth in 2007.

Result on investments increased by € 15 million (+55.6%). Result on investments, excluding AXA NL Combined amounted to € 27 million and was in line with 2006.

*) In the first half year an amount of € 13 million was reported, due to a release of a provision of € 1 million in the second half, the total impact of the Kyrill storm in full year 2007 was € 12 million.

Composition of gross premium income REAAL Verzekeringen Non-Life 2007


7%
29%
26%
38%
Disability
Fire
Motor
Other

Composition of gross premium income REAAL Verzekeringen Non-Life 2006


3%
30%
28%
39%
Disability
Fire
Motor
Other

Disability premium income as a percentage of total gross non-life premium income increased by 4 percentage points to 7% in 2007 due to a combination of the acquisition of AXA NL Combined and organic growth. The acquisition of AXA NL Combined will further diversify REAAL Verzekeringen's non-life insurance income, in particular, it increases and broadens its distribution power in the key growth area of disability.

Expenses excluding AXA NL Combined

Excluding AXA NL Combined (impact on total expenses €130 million, including funding costs for the acquisition), total expenses of non-life insurance operations rose by €15 million (+3.5%) to €438 million. Technical expenses on insurance contracts increased by €6 million. Increased technical expenses on insurance contracts generated by the Kyrill storm (€12 million net) were partly offset by the increased share of reinsurance companies in the loss expenses. Acquisition costs for insurance operations increased by €3 million to €108 million (+2.9%) due to higher gross premiums. Value adjustments to financial instruments and other assets increased by €2 million as a result of lower stock markets compared to 2006. Staff costs, depreciation and amortisation of tangible and intangible assets and other expenses increased by €5 million due to an improved allocation of costs between life and non-life operations.

Acquisition costs for insurance operations, including AXA NL Combined, as a percentage of gross non-life premiums increased from 23.4% in 2006 to 26.7% in 2007, mainly due to one-off acquisition costs for insurance operations of €10 million due to revised profit sharing programs at AXA NL Combined.

Combined ratio and claims ratio

The combined ratio 2007 was 98.6% and the claims ratio amounted to 55.9%. Excluding the impact of the Kyrill storm, the combined ratio was 95.9% (2006: 94.7%) and well below our long term target of 97%. Excluding the Kyrill storm the claims ratio was 53.2% and was also better than in 2006 (53.7%).

REAAL Verzekeringen – Other

The other activities of REAAL Verzekeringen comprise the business units that are not directly managed by REAAL Verzekeringen Life or REAAL Verzekeringen Non-Life. Net profit of other operating activities was €5 million (2006: €4 million). The acquisition of AXA NL Combined contributed an amount of €1 million.

Risk and return remained well balanced

SNS REAAL's primary focuses on retail clients and SMEs, on the Dutch domestic market and on the three core product groups of residential mortgages and property finance, savings and investments and insurance have a mitigating effect on our risk profile. In addition, SNS REAAL has a strong risk management framework with a set of clearly determined risk standards which enables SNS REAAL to preserve its moderate risk profile. This risk profile is in line with SNS REAAL's objective of maintaining a solid single A credit rating.

The onset of the international liquidity and credit crisis and the consequent increase in volatility in international capital markets in 2007 coincided with SNS REAAL's acquisition of AXA NL Combined and the announcement of the acquisition of Zwitserleven and Swiss Life Belgium. As a result, SNS REAAL took proactive steps to maintain the strong capital and solvency positions of the group and its operating companies, to strengthen its liquidity position in order to ensure the funding of SNS Bank and to manage the equity market exposures in its portfolios.

Key risk indicators

SNS REAAL uses a frame work of limits and controls. Some of these risk indicators are set out below.

Risk indicators SNS REAAL

SNS Bank

	Indicator	Year-end 2007	Limit
Interest rate risk banking book	Duration market value of equity	nil	0 < d < 8
Earnings-at-Risk	Impact as a % of budgeted net interest income	9.0%	< 10.0%
Solvency	BIS ratio	11.5%	> 11.0%
	Tier 1 ratio	8.4%	> 8.0%
	Core capital ratio	5.5%	> 6.0%

REAAL Verzekeringen

	Indicator	Year-end 2007	Limit
Interest rate risk	Duration market value of equity	-5.9	-10 < d < 5
Solvency	Available versus required regulatory capital life	272%	> 150%
	Available versus required regulatory capital non-life	255%	> 200%

Key developments

- In July 2007, prior to the completion of the acquisition of AXA NL Combined, the equity risks of the portfolios of AXA NL, Winterthur and DBV were hedged against a fall of more than 10% using a collar.
- The equity exposure was further reduced by the outright sale of € 250 million of equity investments from AXA NL Combined and by an additional € 530 million by putting in place long-term put option contracts in September.
- The remaining equity portfolio of REAAL Verzekeringen was € 2.2 billion at year-end 2007. The equity exposure of REAAL Verzekeringen was hedged for 70% if the price declines below the strike price of the related put options.
- In order to finance the AXA NL Combined acquisition, SNS REAAL raised € 342 million from the issue of new shares at the end of June 2007 and an additional € 350 million from the issue of hybrid Tier 1 Capital. The balance of the purchase price of € 1.8 billion was funded by the capital surplus at REAAL Verzekeringen, (senior) debt and other internal resources. Overall, this led to a more effective capital allocation.
- SNS REAAL has no exposure, direct or indirect, to subprime residential mortgages in the US.
- The funding of SNS Bank has been secured for 2008 without need for recourse to the capital markets as of today. SNS Bank succeeded in maintaining a sound liquidity position by attracting alternative sources of funding and in particular increasing retail funding. The cash position of SNS Bank was € 3.0 billion at the end of 2007. Furthermore, SNS Bank had an

additional €5.7 billion in liquid assets or assets eligible for collateral with the Dutch Central Bank. This amounts to a total liquidity position of €8.7 billion.

- In view of the flat interest rate curve during the year 2007, the duration of equity of SNS Bank's interest rate position was further reduced to nil by year-end 2007.
- The acquisition of Regio Bank, which was completed on 1 July 2007, did not affect SNS Bank's overall low credit risk profile, since its €1.6 billion residential mortgage portfolio has similar credit risk characteristics to the existing SNS Bank mortgage portfolio.

Market risk

The market risk of SNS REAAL was managed down during 2007. The duration of equity of SNS Bank moved from 3.9 to nil and the duration of equity of REAAL Verzekeringen from −17.5 to −5.9.

SNS Bank's bank book

The duration of equity is the primary indicator of the bank's interest rate exposure. Because of the flat yield curve in 2007 and the impossibility of a mismatch result, the duration was adjusted progressively downwards during the year from a duration of 3.9 at year-end 2006 to nil at year-end 2007. The value-at-risk in 2007 amounted on average to €109 million (before tax). The average earnings-at-risk (99% confidence level on an annual basis) amounted on average to €45 million (before tax) equal to 5.7% of net interest income during 2007.

SNS Bank's trading book

As in 2006, SNS Bank's trading book made little use of the limits in 2007. The overall limit in terms of value-at-risk (99% on a daily basis) for the trading book was only €4.1 million, reflecting the low risk profile of this activity. The size of the bond portfolio corresponding to the trading activities increased by €750 million in 2007.

REAAL Verzekeringen's Asset Portfolio

Because of the acquisition of AXA NL Combined the asset portfolio of REAAL Verzekeringen increased from €8.3 billion to €17.3 billion at year-end 2007. The table below shows the composition of the asset mix as at the end of 2007.

REAAL Verzekeringen, including AXA NL Combined has not invested directly or indirectly in any subprime mortgages in the United States. REAAL Verzekeringen has a very limited exposure of €16 million of subprime commercial and residential mortgages outside the United States. REAAL Verzekeringen and AXA NL Combined have investments in collateralized debt instruments. This portfolio amounts to less than 1% of the total investment portfolio for own account. More than 50% of this portfolio is rated AA or above.

REAAL Verzekeringen's investment portfolio for own account

In € millions	Year-end 2007		Year-end 2006	
Fixed income	10,641	61%	5,639	68%
Equity investments and options	2,219	13%	1,414	17%
Real estate	513	3%	496	6%
Mortgages	3,907	23%	791	9%
Total	**17,280**		**8,340**	

This table represents REAAL Verzekering's economic view on the investment portfolio. This is not necessarily equal to the IFRS classification.

In the table below an overview is given of the rating in the fixed income portfolio of REAAL Verzekeringen. The credit risk profile was solid. The majority of the no rating category consists of the investment part of savings mortgages.

REAAL Verzekeringen's credit profile fixed income assets

In € millions	2007	2006
AAA	5,793	3,703
AA	2,337	1,041
A	2,207	600
BBB	641	195
Lower than BBB	27	18
No rating	4,166	2,202
Eliminations	(24)	(64)
Total	**15,147**	**7,695**

REAAL Verzekeringen's market risk hedging

In January 2007, a hedge was purchased for REAAL Verzekeringen's equity portfolio. In the second half of the year, an additional part of the equity portfolio was hedged. Prior to the closing of the AXA Nederland acquisition, REAAL Verzekeringen hedged the equity position of AXA Nederland by buying put options, thus securing the price-to-embedded value ratio. As a result, 70% of REAAL Verzekeringen's equity portfolio has now been hedged, meaning that the underlying amount in the option portfolio is 70% of the total equity portfolios of REAAL Verzekeringen at year-end.
In addition, 50% of the risk associated with guarantees in the discretionary profit share portfolio has been hedged using tranches of receiver swaptions. An analysis, carried out in the second half of the year, showed that the combined asset mix of REAAL Verzekeringen and the acquired AXA NL Combined remained in line with the strategic asset mix established for 2007.

Credit risk SNS Bank

SNS Bank's loan book as at year-end 2007 was €60 billion. 78% of the loan book consists of residential mortgages in the Netherlands. Of this, the credit risks of the NHG-guaranteed (9%) and the securitised mortgages (26%) have been mostly transferred from the balance sheet. Non-residential property in the Netherlands amounted to 17%, mainly related to SNS Property Finance. Only 5% was property outside the Netherlands.

For the residential mortgage portfolio the developments of both risk indicators – the probability of default (PD) and the loss given default (LGD) – indicated that the credit quality was stable over the course of 2007. The default rate in 2007 remained stable at 0.54% and the LGD decreased from 12.4% at the end of 2006 to 11.1% at year-end 2007.

Loan portfolio


5%
17%
43%
26%
9%
Residential Mortgages in NL without NHG
Residential Mortgages in NL with NHG
Securitised Mortgages in NL
Non-residential Mortgages in NL
Mortgages outside NL

SNS Property Finance

For SNS Property Finance as a whole the contamination rate, an indicator of the risk quality of the portfolio, decreased in 2007. At the end of 2007, SNS Property Finance's contamination rate amounted to 0.86% (year-end 2006: 1.47%), below the long-term historic average.

For the SNS Property Finance mortgage loans outside the Netherlands (24%) only a small part relates to the US. In view of developments in the US residential-property market, SNS Bank has intensified the monitoring of its business activities in the US. In particular, loans relating to condominium projects have been rigorously reviewed and as a result a number of projects will be converted into rentals. The provisions for these projects as at year-end 2007 were sufficient.

Furthermore the SME portfolio of SNS Bank was successfully restructured in 2007 and related risks have been decreased substantially.

Liquidity Risk

Funding SNS Bank

SNS Bank was able to weather the international liquidity and credit crisis because it had already taken structural and tactical measures to improve its liquidity profile. Based on the outcome of stress tests in 2005 and 2006, in which one of the stress scenarios was a drying up of the international securitisation market, SNS Bank decided to structurally increase liquidity. In addition, SNS Bank took advantage of favourable market conditions during the first quarter of 2007 to increase the average maturity of the funding portfolio. As a result of these actions the liquidity profile and the average maturity were more than adequate at the end of the first half year of 2007, just before the onset of the credit and liquidity crisis. During the second half of 2007, SNS Bank was able to maintain its liquidity buffers in the required target range despite the turmoil in the inter-bank market and the debt market in general.

Diversification of funding sources year-end 2007


7%
16%
12%
21%
42%
2%
Medium term notes
Retailfunding
Credit institutions
Securitisation
Benchmark Bonds
Other

Diversification of funding sources year-end 2006


11%
15%
14%
36%
19%
5%
Medium term notes
Retailfunding
Credit institutions
Securitisation
Benchmark Bonds
Other

In September 2007, SNS Bank launched 'Hermes XIV' (a securitisation of Dutch residential mortgages) for a total of € 2 billion. This was the first on-balance transaction of SNS Bank in which all notes were retained by SNS Bank. Most of these notes are eligible for use as Dutch Central Bank collateral. In addition, SNS Bank launched a successful marketing campaign to increase retail funding which raised an additional € 2 billion of new money. Moreover, the acquisition of Regio Bank increased retail funding by € 2.1 billion. These elements together increased the weighing of the retail funding in the funding mix. The retail funding amounted to 42% by year-end 2007 (2006: 36%). The funding of SNS Bank has been secured for 2008 without need for recourse to the capital markets as of today.

Despite the unfavourable market conditions SNS Bank maintained a strong liquidity position throughout 2007, as shown in the graph above.

Since the year-end 2007, SNS Bank placed 'PEARL III' (a securitisation of Dutch residential mortgages that carry NHG guarantees) in February 2008. This increased available liquidity by an additional € 400 million. In addition, SNS Bank prepared a € 15 billion covered bond program which can be used to strengthen its liquidity position. A second retail funding campaign was launched in January 2008, which resulted in a net increase of approximately € 1 billion of new funds with fixed maturity.

Development liquidity position SNS Bank


€ millions
10,000
8,000
6,000
4,000
2,000
0
Dec-2006
Jun-2007
Dec-2007
Liquid assets
Cash

REAAL Verzekeringen

Compared to the situation at the end of 2006, the distribution of the technical provision insurance operations, excluding interest rate rebates, hardly changed. This was because of the largely long-term nature of the provisions of the life insurance operations.

The distribution of the gross provision for claims was also virtually unchanged since year-end 2006. The majority of the insured claims arising from the Kyrill storm in January had been paid by the end of 2007. The amount of outstanding claims relating to Kyrill is limited and does not materially effect the distribution of the provision for claims across the segments.

In 2007 several improvements were made to the provisioning policies of REAAL's non-life operations. These included aligning different provisioning methods used for comparable portfolios and extending the quantitative adequacy to 70% of total provisions.

Gross provision life 2007



4%
18%
61%
17%
Individual insurance money
Individual insurance investments
Group insurances money
Group insurances investments

Gross provision non-life 2007



19%
39%
29%
5%
8%
Accident and health
Fire
Transport
Motor
Other

Underwriting risks and reinsurance

The reinsurance policy covers the insurance risks within the various portfolios of both the life and non-life operations. The level of reinsurance coverage of large losses (including natural catastrophes) was in line with the moderate risk profile of SNS REAAL.

No changes were made to SNS REAAL's reinsurance arrangements during 2007, and separate reinsurance programs were in force for SNS REAAL (including Proteq), AXA NL and Winterthur. However, a new integrated reinsurance program was put in place covering most SNS REAAL's operations effective from 1 January 2008. The exceptions are the operations of DBV Life and AXA Disability, where the existing programs continued without integration into SNS REAAL.

Most important reason for the integration of the reinsurance programs is the larger volume of the underlying portfolio as well as the fact that AXA's Group reinsurance protection has no longer been available to the former AXA entities as from 1 January 2008.

As from 1 January 2008 the level of retention of some branches has been increased. In comparison to the increase of the volume of the underlying portfolio the retention levels decreased, which implies a slightly lower appetite for underwriting risks.

Economic capital

All the aforementioned risks are captured by the economic capital. This is the capital as determined according to SNS REAAL's own models, required to deal with economic risks of all activities in a period of one year. It is the overall leading indicator used within SNS REAAL to measure risk. Economic capital is used in the capital management framework to test capital adequacy, it is also used in the long-term value creation framework to assess the return versus risk of various products and activities. The required economic capital for SNS Bank and REAAL Verzekeringen increased in 2007. SNS Bank's economic capital increased to € 1.2 billion, and REAAL Verzekeringen's economic capital rose from € 0.8 billion to € 0.9 billion.

The main reason for the increase relating to REAAL Verzekeringen was the acquisition of AXA NL Combined. However, this increase in economic capital was lower proportionally than the increase in scale arising from the acquisition. The acquisition increased the economic capital related to ALM risk only marginally, for three principal reasons:

- after the acquisition the equity portfolio of AXA was reduced with €250 million;
- additional hedges were bought for the equity portfolio's of REAAL Verzekeringen and AXA NL Combined;
- the interest rate position of AXA NL Combined is relatively low in relation with the portfolio of REAAL Verzekeringen.

The chart below compares the required economic capital with the required and available regulatory capital. The relative low levels of required economic capital in comparison with available regulatory capital reflects the moderate risk profile of SNS REAAL.

SNS REAAL has constantly been working to improve its internal economic capital models. The economic capital for ALM credit risk is already based on the actual ALM-positions in the portfolios of AXA NL Combined. For insurance and strategic risk however, scaling techniques were applied to include AXA, Winterthur and DBV in the numbers below.

In the chart below the distribution across risk types within the economic capital of SNS REAAL is displayed. Credit risk and market risk are the most important risk drivers for SNS REAAL.

Available versus required capital 2007


€ millions
6,000
5,000
4,000
3,000
2,000
1,000
0
SNS Bank
REAAL Verzekeringen
SNS REAAL
Available regulatory capital (non core)
Available regulatory capital (core)
Required regulatory capital (internal)
Required regulatory capital (minimum)
Required economic capital

Economic capital by type of risk SNS REAAL 2007


5%
3%
26%
7%
23%
17%
19%
Market risk
Credit risk SNS REAAL (excluding SNS Property Finance)
Credit risk SNS Property Finance
Strategic risk
Operational risk
Insurance risk life
Insurance risk non-life

Solvency SNS REAAL

The 'double leverage', expressing the ratio between the book value of the investments in associated companies and subsidiaries and SNS REAAL's shareholders' equity, increased from 107.8% at year-end 2006 to 116.3% at the end of 2007. Based on the dividend policy at the associated companies and subsidiaries SNS REAAL expects double leverage to come in line with the target of below 115% in early 2008.

Solvency SNS Bank and steps to Basel II

SNS Bank's solvency position remained strong. The Tier 1 ratio at the end of 2007 amounted to 8.4% (2006: 8.2%), the BIS ratio was 11.5% (2006: 11.2%) and the Core capital ratio amounted to 6.5% (2006: recalculated 6.5%).
Basel II was adopted on 1 January 2008. The ratios as at 31 December 2007 recalculated according to Basel II are even more robust: on a preliminary basis the Tier 1 ratio was 12.8%, the BIS ratio was 17.2% and the Core capital ratio was 11.2%.
This calculation involves the risk types credit risk, market risk in the trading book and operational risk. For the credit risk calculations of the mortgage book the Internal Rating Based (IRB) approach has been used while the risk weights for the other credit portfolios were calculated according to the Standardised Approach.

SNS Bank's solvency ratios will increase from 1 January 2008 as a result of lower capital requirements under Basel II. As from 1 January 2008, a capital floor of 90% of the Basel I minimum capital level will apply. As a consequence SNS Bank can realise a capital release of approximately € 250 million during 2008.

Solvency REAAL Verzekeringen and steps to Solvency II

The solvency ratios of REAAL Verzekeringen remained well above target. At year-end 2007, solvency ratio of REAAL Verzekeringen life amounted to 272% and non-life's solvency to 255%, well above the targets. The total solvency of REAAL Verzekeringen was 198%. This reflects the solid solvency position of the insurance operations. New legislation, which is effective from 2007 (Wft), affected the solvency calculation positively. The new legislation allows to recognise the surplus of the liability adequacy test to be recognised as available capital.

The adequacy test compares the technical provisions for insurance contracts with the present value (based on principles best-estimated) of all cash flows stemming from insurance contracts. Under new Dutch Central Bank Rules, REAAL Verzekeringen is allowed to recognise this surplus as available capital. However, less than the full surplus is accounted for because of several prudential filters. The recognition of the surplus as capital makes economic sense because the surplus is a cushion for unexpected risks. The new regulations are an intermediate step towards the new Solvency II regime.

Profile SNS REAAL

SNS REAAL is an innovative service provider in the banking and insurance sectors with a focus on the Dutch retail market and on small and medium-sized enterprises. The product range consists of three core product groups: mortgages and property finance, savings and investments and insurance. SNS REAAL is among the largest banking and insurance companies in the Netherlands with a balance sheet total of over € 103 billion and 6,713 employees (FTEs).

SNS REAAL has a long history of commitment to Dutch society. SNS REAAL's history goes back to the end of the 19th century, and has its roots in regional savings banks and various insurance companies. SNS REAAL emerged in 1997 from a merger of the banking operations of SNS Group and the insurance operations of Reaal Group, which for many years was affiliated to the trade union movement. An eye for social interests and new social developments are in the organisation's genes.

As a bank and insurer, SNS REAAL holds a distinct position in its market by quickly and effectively translating client needs into accessible and transparent products. In-depth knowledge of products and efficiently designed processes lead to effective standardisations and combination options within product and client groups. SNS REAAL consists of the business units SNS Bank, REAAL Verzekeringen and Group activities. SNS REAAL is a strong and flexible organisation that, through its core brands SNS Bank and REAAL Verzekeringen and specialised sales labels, enjoys strong positions in the Dutch market.

Operations and market positions

SNS Bank sells its housing and commercial mortgages, savings, investment and insurance products directly through its own branch offices, independent intermediaries, the Internet and telemarketing, as well as indirectly through SNS Regio Bank's franchise outlets. The investment products range from do-it-yourself to advisory products and asset management. With an income of € 938 million, SNS Bank is the number 5 retail bank of the Netherlands. Through SNS Property Finance, SNS REAAL is one of the major financiers of property investments and projects in the Netherlands. SNS Property Finance is also active internationally.

REAAL Verzekeringen works almost exclusively through independent intermediaries to sell life insurance, including unit-linked policies and pensions, and non-life insurance, for example for home cover, mobility and disability insurance. Only its subsidiary Proteq sells non-life insurance to the consumer directly through the Internet. With an income of life operations of € 2,864 million, REAAL Verzekeringen is the number 5 life insurer of the Netherlands. After the finalisation of the acquisition of Zwitserleven, REAAL Verzekeringen will be the second largest life insurer in the Netherlands. With an income of € 598 million, REAAL Verzekeringen is the number 7 non-life insurer of the Netherlands.

SNS Asset Management, which is part of the Group activities, manages the investment funds of SNS Bank, ASN Bank and AXA Nederland as well as the investments of REAAL Verzekeringen and the SNS REAAL Pension Fund. SNS Asset Management also provides asset management for institutional investors and performs specialised investment research in the field of corporate sustainability.

Listing

The SNS REAAL share is listed on NYSE Euronext Amsterdam, and is included in the Amsterdam MidKap Index. At the end of 2007, the market capitalisation amounted to € 4.0 billion.

Appendices: financial statements

Balance sheet by segment

In € millions	SNS Bank		REAAL Verzekeringen		Group activities		Eliminations		Total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Assets										
Goodwill and other intangible fixed assets	285	214	1,755	669	--	--	--	--	2,040	883
Tangible fixed assets	139	163	198	81	3	--	85	76	425	320
Investments in associated companies	53	34	66	69	11	39	(3)	(3)	127	139
Subsidiaries	--	--	--	--	4,118	3,401	(4,118)	(3,401)	--	--
Investment property	6	6	248	205	--	--	(85)	(76)	169	135
Investments	4,056	2,038	17,639	9,064	238	198	(866)	(674)	21,067	10,626
Investments for insurance contracts on behalf of policyholders	--	--	7,349	3,955	--	--	(114)	--	7,235	3,955
Derivatives	1,041	804	119	137	1	2	--	--	1,161	943
Deferred tax assets	128	39	143	20	12	7	--	--	283	66
Reinsurance contracts	--	--	483	338	--	--	--	--	483	338
Loans and advances to customers	60,236	56,248	3,912	757	856	561	(1,959)	(866)	63,045	56,700
Loans and advances to credit institutions	1,092	3,607	539	162	300	100	(300)	(100)	1,631	3,769
Corporate income tax	100	106	32	36	87	108	(3)	--	216	250
Other assets	307	436	554	400	76	39	(86)	(217)	851	658
Cash and cash equivalents	3,141	687	1,006	698	1,025	415	(831)	(840)	4,341	960
Total assets	**70,584**	**64,382**	**34,043**	**16,591**	**6,727**	**4,870**	**(8,280)**	**(6,101)**	**103,074**	**79,742**
Liabilities										
Equity attributable to shareholders	2,209	2,097	1,909	1,304	3,588	3,200	(4,118)	(3,401)	3,588	3,200
Third party interests	2	--	4	3	--	--	(3)	(3)	3	--
Group equity	**2,211**	**2,097**	**1,913**	**1,307**	**3,588**	**3,200**	**(4,121)**	**(3,404)**	**3,591**	**3,200**
Participation certificates and subordinated debts	1,678	1,448	536	120	639	299	(821)	(203)	2,032	1,664
Debt certificates	32,182	30,841	2,524	--	533	418	(27)	--	35,212	31,259
Technical provisions insurance operations	--	--	24,886	13,313	--	--	(28)	(30)	24,858	13,283
Provision for employee benefits	--	--	131	18	39	20	29	30	199	68
Other provisions	17	24	25	4	1	1	--	--	43	29
Derivatives	938	682	14	4	7	6	--	--	959	692
Deferred tax liabilities	151	97	356	146	--	--	--	--	507	243
Savings	19,179	13,678	--	--	--	--	--	--	19,179	13,678
Other amounts due to customers	7,846	7,019	1,040	402	952	611	(2,591)	(1,553)	7,247	6,479
Amounts due to to credit institutions	5,066	7,299	1,565	663	888	246	(632)	(674)	6,887	7,534
Corporate income tax	--	7	--	6	3	--	(3)	--	--	13
Other liabilities	1,316	1,190	1,053	608	77	69	(86)	(267)	2,360	1,600
Total liabilities	**70,584**	**64,382**	**34,043**	**16,591**	**6,727**	**4,870**	**(8,280)**	**(6,101)**	**103,074**	**79,742**

Income statement by segment

In € millions	SNS Bank		REAAL Verzekeringen		Group activities		Eliminations		Total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Income										
Interest income, banking operations third parties	3,356	2,314	--	--	--	--	--	--	3,356	2,314
Interest income, banking operations group companies	3	--	--	--	--	--	(3)	--	--	--
Interest expense, banking operations third parties	2,522	1,715	--	--	--	--	--	--	2,522	1,715
Interest expense, banking operations group activities	54	32	--	--	--	--	(54)	(32)	--	--
Interest income, banking operations	**783**	**567**	--	--	--	--	**51**	**32**	**834**	**599**
Premium income	--	--	2,584	2,009	--	--	--	--	2,584	2,009
Reinsurance premium	--	--	61	49	--	--	--	--	61	49
Net premium income	--	--	2,523	1,960	--	--	--	--	2,523	1,960
Commission and management fees receivable from third parties	125	122	68	71	9	1	--	--	202	194
Commission and management fees receivable from group companies	38	31	1	2	17	12	(56)	(45)	--	--
Commission and management fees due to third parties	22	23	(3)	16	--	1	--	--	19	40
Commission and management fees due to group companies	12	10	18	--	--	--	(30)	(10)	--	--
Net commission and management fees	129	120	54	57	26	12	(26)	(35)	183	154
Share in the result of associated companies	(3)	(1)	--	3	490	387	(478)	(376)	9	13
Result on investments	14	67	834	561	71	41	(77)	(57)	842	612
Result on investments for insurance contracts on behalf of policyholders	--	--	96	215	--	--	--	--	96	215
Results on derivatives and other financial instruments	13	15	29	6	1	--	--	--	43	21
Other operating income	2	--	11	2	--	--	--	--	13	2
Total income	**938**	**768**	**3,547**	**2,804**	**588**	**440**	**(530)**	**(436)**	**4,543**	**3,576**
Expenses										
Technical expenses on insurance contracts	--	--	1,979	1,393	--	--	--	--	1,979	1,393
Technical expenses on insurance contracts on behalf of policyholders	--	--	496	663	--	--	--	--	496	663
Acquisition costs for insurance operations	--	--	333	240	--	--	(6)	(22)	327	218
Value adjustments to financial instruments and other assets	35	36	29	(2)	(1)	1	--	--	63	35
Staff costs	332	283	184	141	88	74	--	--	604	498
Depreciation and amortisation of tangible and intangible fixed assets	31	25	35	27	(26)	--	--	--	40	52
Other operating expenses	203	173	88	75	1	(38)	(9)	--	283	210
Other interest expenses	--	--	144	34	76	43	(38)	(29)	182	48
Total expenses	**601**	**517**	**3,288**	**2,571**	**138**	**80**	**(53)**	**(51)**	**3,974**	**3,117**
Operating profit before taxation	**337**	**251**	**259**	**233**	**450**	**360**	**(477)**	**(385)**	**569**	**459**
Taxes	64	37	52	63	(15)	(11)	--	(1)	101	88
Third party interests	1	--	2	--	--	--	--	--	3	--
Net profit attributable to shareholders	**272**	**214**	**205**	**170**	**465**	**371**	**(477)**	**(384)**	**465**	**371**

Income statement SNS Bank by segment

In € millions	Retail Banking		Property Finance		Eliminations		Total	
	2007	2006	2007	2006	2007	2006	2007	2006
Income								
Interest income, banking operations	3,174	2,300	578	39	(393)	(25)	3,359	2,314
Interest expense, banking operations	2,578	1,749	391	23	(393)	(25)	2,576	1,747
Net interest income, banking operations	596	551	187	16	--	--	783	567
Commission and management fees receivable	162	153	1	--	--	--	163	153
Commission and management fees due	34	33	--	--	--	--	34	33
Net commission and management fees	128	120	1	--	--	--	129	120
Share in the result of associated companies	(1)	--	(2)	(1)	--	--	(3)	(1)
Result on investments	13	67	1	--	--	--	14	67
Result on derivatives and other financial instruments	12	15	1	--	--	--	13	15
Other operating income	3	--	(1)	--	--	--	2	--
Total income	**751**	**753**	**187**	**15**	**--**	**--**	**938**	**768**
Expenses								
Value adjustments to financial instruments and other assets	20	35	15	1	--	--	35	36
Staff costs	296	280	36	3	--	--	332	283
Depreciation and amortisation of tangible and intangible fixed assets	29	25	2	--	--	--	31	25
Other operating expenses	180	171	23	2	--	--	203	173
Other interest expenses	--	--	--	--	--	--	--	--
Total expenses	**525**	**511**	**76**	**6**	**--**	**--**	**601**	**517**
Operating profit before taxation	**226**	**242**	**111**	**9**	**--**	**--**	**337**	**251**
Taxation	39	34	25	3	--	--	64	37
Third party interests	1	--	--	--	--	--	1	--
Net profit attributable to shareholders	**186**	**208**	**86**	**6**	**--**	**--**	**272**	**214**

Income statement REAAL Verzekeringen by segment

In € millions	Life		Non-Life		Other		Eliminations		Total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Income										
Premium income	1,994	1,561	590	448	--	--	--	--	2,584	2,009
Reinsurance premium	13	14	48	35	--	--	--	--	61	49
Net premium income	1,981	1,547	542	413	--	--	--	--	2,523	1,960
Commission and management fees receivable	43	37	2	13	24	23	--	--	69	73
Commission and management fees due	4	--	(8)	--	19	16	--	--	15	16
Net commission and management fees	39	37	10	13	5	7	--	--	54	57
Share in the result of associated companies	--	3	--	--	200	166	(200)	(166)	--	3
Result on investments	710	529	42	27	94	12	(12)	(7)	834	561
Result on investments for insurance contracts on behalf of policyholders	96	215	--	--	--	--	--	--	96	215
Results on derivatives and other financial instruments	31	6	1	--	(3)	--	--	--	29	6
Other operating income	7	--	3	1	1	1	--	--	11	2
Total income	**2,864**	**2,337**	**598**	**454**	**297**	**186**	**(212)**	**(173)**	**3,547**	**2,804**
Expenses										
Technical expenses on insurance contracts	1,676	1,158	303	235	--	--	--	--	1,979	1,393
Technical expenses on insurance contracts on behalf of policyholders	496	663	--	--	--	--	--	--	496	663
Acquisition costs for insurance operations	178	134	157	105	(2)	1	--	--	333	240
Value adjustments to financial instruments and other assets	27	(2)	2	--	--	--	--	--	29	(2)
Staff costs	117	95	57	46	10	--	--	--	184	141
Depreciation and amortisation of tangible and intangible fixed assets	25	17	5	5	5	5	--	--	35	27
Other operating expenses	43	39	38	31	7	5	--	--	88	75
Other interest expenses	79	33	6	1	71	7	(12)	(7)	144	34
Total expenses	**2,641**	**2,137**	**568**	**423**	**91**	**18**	**(12)**	**(7)**	**3,288**	**2,571**
Operating profit before taxation	**223**	**200**	**30**	**31**	**206**	**168**	**(200)**	**(166)**	**259**	**233**
Taxes	44	55	7	10	1	(2)	--	--	52	63
Third party interests	2	--	--	--	--	--	--	--	2	--
Net profit attributable to shareholders	**177**	**145**	**23**	**21**	**205**	**170**	**(200)**	**(166)**	**205**	**170**

Statement of changes in equity

In € millions	Issued share capital	Share premium reserve	Revaluation reserve	Cash flow hedge reserve	Fair value reserve	Profit sharing reserve	Other reserves	Retained earnings	Equity attributable to shareholders	Third party interest	Shareholders' equity
Balance as at 1 January 2006	340	15	38	135	203	38	1,436	323	2,528	--	2,528
Transfer of 2005 net profit	--	--	--	--	--	--	323	(323)	--	--	--
Unrealised revaluations from cash flow hedges	--	--	--	(61)	--	--	--	--	(61)	--	(61)
Deferred interest result from cash flow hedges	--	--	--	11	--	--	--	--	11	--	11
Unrealised revaluations	--	--	9	--	68	--	--	--	77	--	77
Realised revaluations through shareholders' equity	--	--	1	--	--	--	(1)	--	--	--	--
Realised revaluations through income statement	--	--	--	(1)	(90)	--	--	--	(91)	--	(91)
Change in profit-sharing reserve	--	--	--	--	14	(13)	(1)	--	--	--	--
Revaluation deferred taxation due to change in the statutory tax rate	--	--	1	5	7	--	--	--	13	--	13
Amounts charged directly to shareholders' equity	--	--	11	(46)	(1)	(13)	321	(323)	(51)	--	(51)
Net profit 2006	--	--	--	--	--	--	--	371	371	--	371
Net profit	--	--	--	--	--	--	--	371	371	--	371
Share issue	40	376	--	--	--	--	--	--	416	--	416
Costs in connection with share issue	--	(12)	--	--	--	--	--	--	(12)	--	(12)
Interim dividend paid	3	(3)	--	--	--	--	--	(52)	(52)	--	(52)
Transactions with shareholders	43	361	--	--	--	--	--	(52)	352	--	352
Total changes in shareholders' equity 2006	43	361	11	(46)	(1)	(13)	321	(4)	672	--	672
Balance as at 31 December 2006	**383**	**376**	**49**	**89**	**202**	**25**	**1,757**	**319**	**3,200**	**--**	**3,200**
Transfer of 2006 net profit	--	--	--	--	--	--	371	(371)	--	--	--
Transfer of paid interim dividend 2006	--	--	--	--	--	--	(52)	52			
Unrealised revaluations from cash flow hedges	--	--	--	(62)	--	--	--	--	(62)	--	(62)
Deferred interest result from cash flow hedges	--	--	--	9	--	--	--	--	9	--	9
Unrealised revaluations	--	--	7	--	(175)	--	--	--	(168)	--	(168)
Realised revaluations through shareholders' equity	--	--	(6)	--	--	--	6	--	--	--	--
Realised revaluations through income statement	--	--	--	--	(106)	--	--	--	(106)	--	(106)
Change in profit-sharing reserve	--	--	--	--	9	(13)	4	--	--	--	--
Revaluation of deferred taxes due to change in the statutory corporate income tax rate	--	--	--	--	--	--	--	--	--	--	--
Other adjustments	--	--	--	--	--	--	2	--	2		2
Amounts charged directly to shareholders' equity	--	--	1	(53)	(272)	(13)	331	(319)	(325)	--	(325)
Net profit 2007	--	--	--	--	--	--	--	465	465	3	468
Net profit	--	--	--	--	--	--	--	465	465	3	468
Share issue	34	316	--	--	--	--	--	--	350	--	350
Costs in connection with share issue	--	(8)	--	--	--	--	--	--	(8)	--	(8)
(Interim) dividend paid	9	(9)	--	--	--	--	--	(94)	(94)	--	(94)
Transactions with shareholders	43	299	--	--	--	--	--	(94)	248	--	248
Total changes in shareholders' equity 2007	43	299	1	(53)	(272)	(13)	331	52	388	3	391
Balance as at 31 December 2007	**426**	**675**	**50**	**36**	**(70)**	**12**	**2,088**	**371**	**3,588**	**3**	**3,591**

General information

Group structure

SNS REAAL N.V., incorporated and established in the Netherlands, is a public limited liability company incorporated under the laws of the Netherlands. SNS REAAL N.V.'s registered office is located at the Croeselaan 1, 3521 BJ Utrecht. SNS REAAL N.V. is the parent company of SNS Bank N.V., REAAL Verzekeringen N.V., SNS REAAL Invest N.V. and SNS Asset Management N.V. and their subsidiaries (referred to below as the Group or SNS REAAL). The consolidated financial statements of the Group comprise the accounts of all the companies controlled by SNS REAAL and the interest of SNS REAAL in associated subsidiaries and entities.

A number of corporate staff departments are shared. The costs of the corporate staff departments are recharged on the basis of the services provided, and, if more appropriate, proportionally allocated to the Group's subsidiaries. The costs of the Group Executive Board and other specific company costs are not allocated to group subsidiaries.

The consolidated financial statements of SNS REAAL for the financial year 2007 are as of 14 March 2008 available on request from the registered office of the Company at the address Croeselaan 1, P.O. Box 8444, 3503 RK Utrecht, or via www.snsreaal.nl.

These condensed consolidated financial statements were approved by the Supervisory Board on 20 February 2008. These condensed consolidated financial statements have not been audited.

Basis of preparation

Statement of IFRS compliance

SNS REAAL prepares the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), as adopted within the European Union.

Application dates

SNS REAAL has applied IFRS 7 (Financial instruments: Disclosures) since 1 January 2007. This standard only impacts the required disclosures in the annual financial statements, not the inclusion/recognition or valuation principles. IFRS 7 disclosures have not been included in these condensed consolidated financial statements.

The adjustment of IAS 1 (Presentation of the financial statements, capital management) that has come into effect as of the financial year 2007 has been applied as of the financial year 2007. IAS 1 disclosures have not been included in these condensed consolidated financial statements.

As of the financial year 2007, SNS REAAL applied IFRS 8 (Operating segments) in advance. IFRS 8 requires that information by segment is recognised in the same way as in the internal management reporting. The application of this standard only impacts the notes; it does not impact the recognition, presentation or accounting principles.

Three IFRIC interpretations have come into effect as of the financial year 2007. This concerns IFRIC 8 (the scope of IFRS 2), IFRIC 9 (Reassessment of embedded derivatives) and IFRIC 10 (Interim financial reporting and impairment). The application of these IFRIC interpretations has not resulted in any adjustments to the accounting principles of SNS REAAL. IFRIC 7 (Regarding reporting in hyperinflationary economies) is also applicable to the financial year 2007; however, it is not relevant for SNS REAAL.

IFRIC 11 (Group and treasury share transactions) has been published and is effective as of the financial year starting on or after 1 March 2007. This standard has no material effect on the consolidated financial statements of SNS REAAL.

Main accounting principles for financial reporting

Excluding the changes set out below, the principles for financial reporting which SNS REAAL has applied in these condensed consolidated financial statements are the same as those applied by SNS REAAL in the consolidated financial statements for the financial year 2006.

Changes in accounting estimates

The acquisition of AXA NL Combined gave cause to reconsider the amortisation of the Value of Business Acquired (VOBA). As of 5 September 2007, (the acquisition date of AXA NL Combined), SNS REAAL amortises the VOBA based on the profit flows of the underlying portfolios, instead of according to the straight-line amortisation method based on the estimated duration of the underlying portfolios. The amortisation charge thus corresponds better with the results of the underlying portfolios. The amortisation of the already capitalised VOBA for the acquisition of AXA NL Combined in 2007 based on the profit flows is € 1 million lower than the amortisation as this would have been if the amortisation would have been based on the straight-line method (included under amortisa-

tion of intangible fixed assets). The amortisation based on profit flows is approximately € 2.5 million lower than the amortisation on a straight-line basis in the next twelve years. After this period, the amortisation based on profit sources is higher than based on the straight-line method, the amortisation period is thus extended.

Presentation changes

Effective from 2007, SNS REAAL has reclassified part of the non-life provision to the provision for premium shortfalls and current risks. This reclassification is more in line with the nature of the provision. This concerns a shift between technical provisions. The comparative figures have been restated. For 2007, this reclassification amounted to € 2 million (2006: € 1 million).

As of 1 January 2007, SNS REAAL includes the change in unearned premium non-life under the net premium income instead of under the technical expenses on insurance contracts in order to correspond better with the nature of the item. The comparative figures have been restated. For 2007, this reclassification amounted to € 48 million (2006: € 2 million).

As of 1 January 2007, the withheld expense compensation that the underwriting agency business receives from SNS Bank is presented under net commissions and management fees instead of under other operational expenses in the income statement of REAAL Verzekeringen. In the segmented income statement of REAAL Other Activities, this concerns the items other income and other expenses. The comparative figures have been restated. For 2007, the reclassification amounted to € 5 million and for 2006, the reclassification amounted to € 7 million.

In 2006, SNS REAAL built up a small position in stock options for investment purposes. In 2007, this position was expanded in connection with the hedging of risks on stocks purchased in connection with acquisitions. In view of the change in the objective for which the options were held, SNS REAAL has decided to include these options under the item derivatives as of 2007. As a result, the item result on investments decreased at year-end 2007 by € 13 million and the item result on other financial instruments decreased by € 13 million. The comparative figures have been adjusted accordingly for the same items for an amount of € 15 million.

As of 2007 the amortisation costs of capitalised acquisition costs are reported under depreciation and amortisation on tangible and intangible fixed assets in the income statement, instead of being allocated to acquisition costs, staff costs and other operating expenses. This change is to improve the understanding of the amortisation costs of capitalised acquisition costs. The comparative figures have been restated. For 2007, the reclassification amounted to € 14 million (2006: € 10 million).

The acquisition of AXA NL combined led to an adjustment to the presentation of the Information by segment of REAAL Verzekeringen. The Information by segment now includes the segment REAAL Other activities, in which the holding companies and financing activities are included.

Definition changes

As from 1 January 2007, SNS REAAL has changed its definitions of core capital and core capital ratio. The new definitions are:
Core capital: Tier 1 capital less innovative Tier 1 instruments as defined by the Dutch Central Bank
Core capital ratio: This ratio expresses core capital as a percentage of total risk-weighted assets.
Under the old definition, the Tier 1 capital was also adjusted for the deduction of intangible fixed assets to be included in the calculation of the Tier 1 capital, and the deferred sales result on the securitisation entities. This changed the core capital ratio presented at year-end 2007 from 7.4% to 6.5%, and the core capital ratio at year-end 2006 from 7.4% to 6.5%.

The calculation of solvency of the Insurance operations is determined by the Financial Supervision Act (Wft). As of 2007, the solvency calculation has been changed. The fair value reserve of investments classified as available for sale and the surplus value of the technical provisions shown by the liability adequacy test at life operations are now taken into account. Incorporating the surplus value has the most important impact on the solvency calculation. Solvency life operations increases from 193%, according to the previous method, up to 272% at the end of 2007. Solvency of non-life operations was not influenced by the new calculation method.

Disclaimer

Reservation concerning forward looking statements

This report contains forward-looking statements concerning future events. Those forward-looking statements are based on the current information and assumptions of the SNS REAAL management concerning known and unknown risks and uncertainties.
Forward-looking statements do not relate to definite facts and are subject to risk and uncertainty. The actual results may differ considerably as a result of risks and uncertainties relating to SNS REAAL's expectations regarding such matters as the assessment of market risk or possible acquisitions, or business expansion and premium growth and investment income or cash flow predictions or, more generally, the economic climate and changes in the law and taxation.
SNS REAAL cautions that expectations are only valid on specific dates, and accepts no responsibility for the revision or updating of any information following changes in policy, developments, expectations or the like.

SNS REAAL



Financial Results 2007
Growth through diversification of income

21 February 2008

50

Disclaimer

This is a presentation by SNS REAAL N.V. ("SNS REAAL") and is based on information generally available to the public and does not contain any material non-public information. The presentation has been prepared solely for informational purposes and does not constitute an offer to sell or to issue or the solicitation of an offer to buy or subscribe for securities issued by SNS REAAL in any jurisdiction (including, without limitation the United States, United Kingdom, Germany, France and the Netherlands). Any and all information communicated by SNS REAAL should not be construed as an offer to sell or a solicitation of an offer to buy securities issued by SNS REAAL. This presentation is being made only to and is directed at (a) persons who have professional experience in matters relating to investments who fall within Article 19(1) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (b) high net worth entities, and other persons to whom it may otherwise lawfully be communicated, falling within Article 49(1) of the Order (all such persons together being referred to as "relevant persons"). Any person who is not a relevant person should not act or rely on this presentation or any of its contents.

Agenda Financial Results 2007

I. Highlights, Strategic Update, Risk Profile - Sjoerd van Keulen, CEO

II. Financial Performance - Ronald Latenstein, CFO

III. Q&A

IV. Appendices Financial Statements

I. Highlights, Strategic Update, Risk Profile

Highlights of 2007

Solid Financial Performance

- Record net profit of €465mn, up 25.3%
- 2007 EPS of €1.87 (+13.3%)
- DPS of €0.82 (+15.5%); final dividend of €0.46 in cash
- 2007 ROE increases to 13.7% (2006: 12.7%)
- Growth driven by both existing operations and acquisitions
- Net profit SNS Bank up 27.1%, driven by SNS Property Finance and Savings & Investments. Lower net interest income on Mortgages
- Net profit REAAL Insurance up 20.6%, due to higher investment income, consolidation AXA NL and lower tax rate
- No material impact from international liquidity and credit crisis on 2007 results

Execution of Strategy

- Further diversification of sources of income
- Following acquisitions of AXA NL and Zwitserleven, REAAL Verzekeringen will become the #2 Life insurer in the Netherlands; scope for substantial economies of scale
- Regio Bank acquisition closed on 1 July, expanding our distribution reach
- Moderate risk profile maintained, diversified funding policy

Growth in Core Products

Retail Mortgages & Property Finance

- Retail mortgage portfolio up €2.4bn at €44.8bn, including €1.6bn due to consolidation Regio Bank (organic +1.8%)
- Market share new retail mortgages down to 7.4%, from 8.0% at year-end 2006
- SNS PF loan portfolio up €2.9bn to €11.7bn, including €1.1bn transfer SME mortgages (organic +20.4%)

Savings & Investments

- Savings portfolio up EUR 5.5bn to €19.2bn, including €2.1bn due to consolidation Regio Bank (organic +24.8%)
- Market share Savings up to 8.3%, from 6.3% at year-end 2006
- AUM including SNS Asset Management up €2.6bn to €20.4bn (+14.6%)
- AUM SNS Fundcoach up €213mn to €802mn (+36.2%)

Life Insurance

- Regular premiums up 26.8% to €1,144mn (organic: +5.1%)
- Single premiums up 29.8% to € 837mn (organic: +4.0%)
- Market share REAAL excl. AXA NL: regular premiums 14.5% (2006: 15.7%), single premiums 9.1% (2006: 7.3%); AXA NL adds 6.0% and 9.7% resp.

Non-life Insurance

- Gross premiums up 31.2% to €542mn (organic: +0.7%)
- Strong growth of disability premiums

SNS REAAL: Financial targets vs Results

Category	Target	FY06	FY07	Status
Profitability Targets	EPS growth 10% per year on av. (06 – 09)	6.5%	**13.3%**	✓
	Return on Equity 15% per year on av.	12.7%	**13.7%**	☐
Operational Efficiency Targets	Efficiency Ratio < 55% (2009)	62.6%	**60.3%**	**On track**
	Op. Cost / Premium Ratio < 13% (2009)	13.8%	**14.1%**	**On track**
	Combined Ratio (non-life) < 97% (2009)	94.7%	**98.6%** [1]	**On track**
Capital / Solvency Targets	Tier I Ratio > 8%	8.2%	**8.4%**	✓
	BIS Ratio > 11%	11.2%	**11.5%**	✓
	Life Solvency > 150%	236%	**272%**	✓
	Non-life Solvency > 200%	279%	**255%**	✓
	Double Leverage < 115%	107.8%	**116.3%**	☐

1. *Combined ratio including impact Kyrill storm. Excluding Kyrill, 95.9%*

Operating Targets Increased

Operating Targets

	Previous	New Target	2007[1]
Market share new mortgages	8-10%	Unchanged	7.4%
Market share overall savings	6-8%	7-9%	8.3%
Market share individual life insurance	14-17%	16-19%	20.5%
Market share non-life insurance	4-6%	6-8%	n.a.
Top five position in disability insurance in 2009		Unchanged	n.a.

1. *2007 market share REAAL excluding AXA NL, combined with market share AXA NL Sept-Dec 2007.*

Diversification of income

Profile at IPO	2007 Pro Forma including AXA NL Combined FY2007[1] and Regio Bank FY2007



Insurance
41%
Life
33%
Non-Life
8%
Retail
banking
59%



Insurance
46%
SNS PF
16%
Life
38%
Non-Life
8%
Retail
banking
38%

1. *Net profit from "other activities" split pro rata over respective net profit contributions. AXA NL Combined contribution on SNS REAAL IFRS basis, including VOBA amortisation and financing costs. Amortisation of VOBA of AXA NL Combined allocated to life net profit, financing costs split pro rata over life and non-life*

Update acquisition SNS Property Finance

Consolidation

- Consolidated since 1 December 2006
- Contributed €86mn to net profit in 2007, €109mn before PPA

Integration

- SNS Property Finance has been wholly aligned within SNS REAAL organisation
- Risk management policy/framework fully incorporated
- Transfer existing property finance activities (€1.1bn) of SNS Bank to SNS Property Finance completed in H2 07
- Funding from ABN AMRO fully redeemed

Growth

- SNS Property Finance loan portfolio grew organically by €1.8bn
- Total loan portfolio of €11.7bn YE2007
- SME profile enhanced

Update acquisition Regio Bank

Consolidation

- Consolidated since 1 July 2007
- Contributed €4mn to net profit in 2007, after €10mn integration costs
- Added €1.6bn to mortgage portfolio and €2.1bn to savings portfolio

Integration

- System conversions have been completed
- Combined headquarters in Utrecht established
- SME proposition to be launched

Synergies

- New production through SNS Regio Bank started immediately after closing
- Succesful participation in Savings campaign
- Distribution network has been strenghtened: approximately 700 points of sale

Update acquisition AXA NL(1)

Consolidation

- Consolidated since 5 September 2007
- Contributed €18mn to net profit in 2007, after PPA and funding costs

Integration

- Integration on track
- All legal and other relevant approvals have been obtained
- New organisation and management structure in place
- Integration sales force and joint product suite on track
- New commercial initiatives planned for Q2 08

Synergies

- Pre-tax cost synergies of €50mn p.a. as of 2011
- In 2007 integration costs were still very limited
- Estimated restructuring one off charge remains €60mn
- Revenue synergies not factored in

1. *AXA NL, Winterthur NL and DBV NL*

SNS REAAL: Maintaining Moderate Risk Profile

SNS Bank

- Funding SNS Bank secured for 2008
- Low duration of equity at SNS Bank limited impact of interest-rate fluctuations
- No exposure to US sub-prime mortgages

REAAL Verzekeringen

- *Entire funding of Zwitserleven in place*
- Negligible exposure to CDOs/CLOs, less than 1% of investment portfolio
- 94% of bond portfolio rated A or higher; 74% rated AA or higher
- Equity and stock option component limited to 10% (€2.2bn) of REAAL Verzekeringen's asset mix
- Equity exposure of REAAL hedged for 70%, below the strike price of the puts
- 50% of the guarantee risk in the company profit-share portfolio hedged

II. Financial Performance

SNS REAAL: Strong Growth in 2007 Net Profit

Net Profit

(€ mn)	2006	2007	Chg
NET PROFIT SNS REAAL	**371**	**465**	**25.3%**
SNS BANK	**214**	**272**	**27.1%**
of which SNS Retail Bank	208	186	-10.6%
of which SNS Property Finance	6	86	1333.3%
REAAL Verzekeringen	**170**	**205**	**20.6%**
of which REAAL Life Insurance	145	177	22.1%
of which REAAL Non-life Insurance	21	23	9.5%
of which REAAL Other	4	5	25.0%
Group Activities	**-13**	**-12**	**7.7%**

Effective Tax Rate SNS REAAL

	FY04	FY05	FY06	FY07
Dutch Corporate Tax Rate	34.5%	31.5%	29.6%	25.5%
Effective Tax Rate	**19.6%**	**22.4%**	**19.2%**	**17.8%**

Highlights

- SNS REAAL net 2007 profit up 25.3% to €465mn

- Net profit SNS Bank +27.1%
- Lower profit at SNS Retail Bank due to drop in bond gains (-€35mn net), but interest and commission income were up; good start by Regio Bank in H2 07 (+€4mn)
- First full year contribution of SNS Property Finance, with 5% organic profit growth (+16% before PPA)

- Net profit REAAL Verzekeringen +20.6%
- Net profit REAAL Life Insurance, excluding AXA NL, up 13.8% (€20mn)
- Net profit REAAL non-life Insurance excluding AXA NL and impact Kyrill storm, up 23.8% (€5mn)
- AXA NL contributes €18mn to 2007 net profit: +€22mn to REAAL and -€4mn to Group Activities (allocation of financing costs)
- REAAL Other comprises BUs not directly managed by REAAL

- Almost flat result at Group Activities, including €35mn one-off profits in 2007

SNS REAAL: H2 07 compared to H1 07

Net Profit

(€ mn)	H1 07	H2 07	Chg
NET PROFIT SNS REAAL	**235**	**230**	**-2.1%**
SNS BANK	**135**	**137**	**1.5%**
of which SNS Retail Bank	91	95	4.4%
of which SNS Property Finance	44	42	-4.5%
REAAL Verzekeringen	**90**	**115**	**27.8%**
of which REAAL Life Insurance	94	83	-11.7%
of which REAAL Non-life Insurance	-4	27	
of which REAAL Other	0	5	
Group Activities	**10**	**-22**	

Effective Tax Rate SNS REAAL

	H1 06	H2 06	H1 07	H2 07
Dutch Corporate Tax Rate	29.6%	29.6%	25.5%	25.5%
Effective Tax Rate	**22.8%**	**15.1%**	**17.5%**	**18.0%**

Highlights

- H2 07 net profit of €230mn, -2.1% compared to H1 07

- Net profit SNS Bank H2 07/H1 07 +1.5%
- Net profit SNS Retail Bank +4.4%. Impact Regio Bank +€4mn; impact transfer SME-loan portfolio to SNS PF -€4mn
- Higher loan loss provisioning at SNS Property Finance led to 4.5% lower H2 profit compared to H1

- Net profit REAAL Verzekeringen H2 07/H1 07 +27.8%
- Higher acquisition costs and negative value adjustments in H2 led to drop in Life insurance profit, despite €12mn contribution from AXA NL
- Strong rebound of Non-life results in H2 due to favourable claims experience and €9mn contribution from AXA NL

- H1 result from Group Activities was boosted by €35mn one-off gains; H2 includes €4mn higher financing costs for AXA NL

SNS REAAL: 2007 EPS and ROE Show Good Momentum



EPS
2.00
1.50
1.00
0.50
0.00
1.55
1.65
1.87
0.78
0.87
1.00
2005
2006
2007
H1
H2



ROE
20%
15%
10%
5%
0%
14.1%
12.7%
13.7%
2005
2006
2007

- EPS increased by 13.3% to €1.87,
- Weighted average number of shares for 2007 is 248.2mn, up 10.5% yoy
- Dividend 2007 €0.82 per share, pay-out ratio of 44.1%
- 2007 final dividend per share of €0.46, in cash to avoid dilution

- ROE increased from 12.7% to 13.7%
- ROE SNS Bank lower at 12.6% vs 14.1% in 2006, due to a relatively low ROE of SNS PF and lower Retail Bank profit
- ROE REAAL Verzekeringen up from 13.6% in 2006 to 13.9% in 2007

SNS Retail Bank: Lower Net Profit but Robust Underlying Performance

Total Income (€mn)



800
700
600
500
400
300
200
100
0
753
0.0%
751
15
67
120
551
13
14
128
596
2006
2007
■ Net Interest Income
■ Commission Income
Investment Income
Derivatives/Other

- Higher net interest income (+8.2%) despite significantly lower penalty interest (2007 €29mn; 2006 €53mn)
- Adjusted for transfer SAM to Group Activities, commission income rose 14.3%
- Flat total income due to sharp drop in realised bond gains

Operating Expenses (€mn)



550
450
350
250
150
50
-50
+2.7%
511
525
231
280
229
296
2006
2007
■ Staff Expense
■ Other Expense (1)

- Excluding impact Regio Bank and FBS (+€22mn), lower operating expenses (-1.5%)
- Value adjustments down €15mn to €20mn, 11bp of RWA
- 2007 efficiency ratio up to 67.2% from 63.2% mainly due to lower bond gains/penalty interest

Net Profit (€mn)



225
200
175
150
125
100
75
50
25
0
208
-10.5%
186
2006
2007

- Net profit decreased due to €35mn lower net bond gains and lower penalty interest
- Tax rate increased to 17.3% (2006: 14.0%, due to one-off release)
- Regio Bank contributes €4mn to net profit (from 1 July 2007)

1. *Other expenses include depreciation, other operating expenses (excluding other interest expenses) and value adjustments*

SNS Retail Bank: Increase in Interest Income in 2007

Net Interest Income

(€ millions)	2006	2007	H107	H207
SNS Retail BANK				
Total net interest income	**551**	**596**	**289**	**307**
Consolidation Regio Bank	0	26	0	26
Penalty interest	53	29	14	15
Transfer SME loan portfolio	0	-5	0	-5
Underlying net interest income	**498**	**546**	**275**	**271**

- Interest income up 8.2% yoy to €596mn; adjusted for lower penalty interest, consolidation Regio Bank and transfer SME portfolio to SNS PF, interest income was up 9.6% to € 546mn
- Underlying increase driven by a higher commercial interest result (lower at Mortgages, higher at Savings and SME) and a higher ALM result
- H2 07 underlying interest result compared to H1 07 slightly lower

Net Interest Margin (as a % of RWA)



4%
3%
2%
1%
0%
2.86%
2.81%
3.11%
3.01%
3.25%
FY05
FY06
FY07
H107
H207

RWA	€20.2bn	€19.6bn	€18.8bn	€18.9bn	€18.8bn

- Net interest margin as a percentage of RWA improved in 2007 due to both higher net interest income (Savings and Regio Bank) and lower RWA
- RWA (including Regio Bank for H2 07) slightly down yoy due to increase in % of mortgages at zero weighting

SNS Retail Bank: Lower Value Adjustments in Benign Environment

Value Adjustments to Loans (€mn)



60
40
20
0
-20
50
10
16
35
10
37
20
9
17
2005
2006
2007
Mortgages
Business Loans
Other Loans

Risk Costs (Value Adjustments / RWA)



0,4%
0,2%
0,0%
0.25%
0.18%
0.11%
2005
2006
2007

Highlights

- Value adjustments in 2007 dropped to €20mn, compared to €35mn in 2006 (-42.9%)
- For retail mortgages, provisioning was lower due to lower forced property sales and lower shortfalls on foreclosures
- Low average LtMV[1] at 69% (FY2006: 69%)
- For SME, focus on mortgages resulted in lower provisions, offset by lower releases in 2007
- Risk costs more than halved since 2005 reflecting benign credit environment and moderate risk profile

1. *Weighted average LtMV, taking into account inflation.*

SNS Property Finance Posts 2007 Net Profit of €86mn

Net Profit (€mn)



Before PPA
After PPA
120
100
80
60
40
20
0
+16.0%
94
109
+4.9%
82
86
2006(1)
2007
2006(1)
2007

(€ millions)	2006	2007
Total income	187	187
Total expenses	66	76
Result before tax	121	111
Tax	39	25
Net profit after PPA	**82**	**86**
Adjustment for PPA	12	23
Net profit before PPA	**94**	**109**

Highlights

- 2007 net profit after PPA up 4.9% to €86mn
- 2007 net profit before PPA adjustments up 16.0% to €109mn, compared to pro forma 2006. In coming years impact PPA will decrease substantially (2007: -€23mn, 2008[E]: -€20mn, 2009[E]: -€5mn)

- Total income impacted by €31mn PPA adjustment. Before PPA: healthy top line growth in 2007
- Total expenses impacted by €5mn PPA adjustment.
- For FY2007, value adjustments as a ratio of RWAs was 0.13%. In H2 07 €16mn value adjustments, on a limited number of loans in the USA and Spain (H1 07: release of €1mn)
- 2007 tax rate of 22.5% (2006: 32.2%) Impact PPA: -€13mn

- Loan portfolio up €2.9bn to €11.7bn (+32.9%) including transfer of property finance portfolio of SNS Bank (€1.1bn). Organic portfolio growth was related to international project financing activities

1. 2006 pro-forma, unaudited

SNS Bank Funding and Liquidity

- Funding SNS Bank has been secured for 2008
- SNS Bank has a sound liquidity position, with a current cash position of €3.0bn and liquid assets eligible for collateral with the Dutch Central Bank of €5.7bn
- 56% of retail loans funded with retail money
- €15bn Covered Bond Programme introduced to further diversify funding programme

Increased Retail Funding in 2007

	31-12-07 (€bn)	31-12-06 (€bn)
Loans & advances to customers	60.2	56.2
SNS Property Finance	11.7	8.8
Retail Loans	**48.5**	**47.5**
Savings	19.2	13.7
Other amounts due to customers	7.9	7.0
Retail Funding	**27.1**	**20.7**
Retail Funding / Retail Loans	*55.9%*	*43.6%*

Spread Development of Market & SNS Paper



200
150
100
50
0
SNS Paper
jan 07
feb 07
mrt 07
apr 07
mei 07
jun 07
jul 07
aug 07
sep 07
okt 07
nov 07
dec 07
jan 08
5.625% 06/12
4.625% 02/14
iBx € Fin A
iBx €T1

REAAL: Impact Consolidation AXA NL

	REAAL EX AXA NL		AXA NL 4M	Total REAAL
(€mn)	**2006**	**2007**	**2007**	**2007**
Net premium income	1,960	2,035	488	2,523
Results on investments	561	619	215	834
Results on investments insurance contracts policyholders	215	113	-17	96
Total income	**2,804**	**2,846**	**701**	**3,547**
Total expenses	**2,571**	**2,616**	**672**	**3,288**
Operating profit before taxation	233	230	29	259
Taxation	63	46	6	52
(tax rate)	27.0%	20.0%	20.7%	20.1%
Net profit	**170**	**183**	**22**	**205**

AXA NL in 2007

- AXA NL, consolidated from 5 September 2007, adds €22mn to REAAL net profit after amortisation VOBA and other intangibles, and financing costs
- Amortisation VOBA and other intangibles was €15mn for the 4 month period. Financing costs were €14mn in 2007, excluding €4mn net funding cost included in the result of Group activities
- One-off restructuring costs in 2007 still very limited (€ 60mn estimate remains in place)
- Gross regular premiums of AXA NL were flat in 2007, single life premiums were up €28mn, non-life premiums were flat. Operating costs increased due to re-insourcing of unit linked portfolio from Accenture

REAAL Life(1): Significantly Higher Net Profit

Total Income Own Risk (€mn)


3.000
2.250
1.500
750
0
+6.6%
2.122
46
529
645
902
2.263
61
584
671
947
2006
2007
Regular Life Premium
Single Life Premium
Investment Income(2)
Other income(3)

- Regular premium up 5.0%
- Single premium up 4.0% driven by higher sales of Immediate Annuities
- Investment income up €55mn due to higher equity related gains and unrealised gains

Total Expenses Own Risk (€mn)


2.000
1.500
1.000
500
0
+9.1%
1.474
87
134
1.158
1.608
169
1.208
2006
2007
Technical Expense(4)
Acquisition Expense
Staff Expense
Other Expense

- Stringent cost control leads to lower staff costs
- Acquisition expense impacted by a €15mn one-off adjustment to amortisation in Q3
- Higher other expense due to funding of structured tax investments and impairments on financial instruments
- Cost / premium ratio down to 13.3%(5) (2006: 13.8%)

Net Profit (€mn)


200
150
100
50
0
+13.8%
145
165
71
94
H2
H1
2006
2007

- 13.8% increase in net profit driven by higher investment income, higher result on derivatives and a lower effective tax rate: (2007: 17.4%; 2006: 27.3%)
- Higher acquisition costs and value adjustments on financial instruments and other assets explain decline in profit H2/H1

1. *Excludes results and financing costs AXA NL Combined*
2. *Excludes investment income for the risk of policyholders*
3. *Includes commission income and other income*
4. *Excludes technical expenses for the risk of policyholders*
5. *Cost/premium ratio excludes AXA NL Combined; cost / premium ratio in press release includes AXA NL Combined*

REAAL Non-life(1): Strong Second Half Result

Total Income (€mn)



500
375
250
125
0
454
+0.4%
456
14
27
413
13
27
416
2006
2007
Premium Income (2)
Investment Income
Other Income (3)

- Total income almost flat year-on-year
- €3mn growth in gross premium income in difficult market, mainly driven by transport sector
- Stable investment income

Expenses (€mn)



500
375
250
125
0
423
+3.5%
438
37
46
105
235
42
48
108
239
2006
2007
Technical Expense
Acquisition Expense
Staff Expense
Other Expense

- Higher technical expense caused by Kyrill storm (€16mn) partly offset by increased share of reinsurers in loss expenses
- Claims ratio(4) 56.3%. Excluding Kyrill 52.8% (2006: 53.7%)
- Combined ratio(4) at 99.2% due to impact of Kyrill storm (95.7% excluding Kyrill, 2006: 94.7%)

Net Profit (€mn)



30
20
10
0
-10
21
-33.3%
14
18
-4
H2
H1
2006
2007

- Lower net profit due to Kyrill storm impact (€12mn). Excluding Kyrill net profit up 23.8% mainly driven by favourable claim developments in H2 07 and a lower effective tax rate
- Net profit in H2 07 of €18mn

1. *Excludes results and financing costs AXA NL Combined*
2. *Net Premium Income*
3. *Includes commission income and other income*
4. *Claims and combined ratio exclude AXA NL Combined; claims and combined ratio in press release include AXA NL Combined*

REAAL Verzekeringen: Value of New Business

(€ millions)	2006	2007
Annualised Premium Equivalent	196	207
Value Added by New Business	20	14[1]
New Business APE Margin	10.2%	6.8%

- APE up by 5.6% due to acquisition of AXA NL
- Excluding AXA NL(€37mn) the APE decreased by 13.3% as a result of a decline in the mortgage refinancing market. However lapse rates improved
- The ending of an important distribution partnership impacted APE and VNB
- VNB of REAAL Verzekeringen (excl. AXA NL) was €12mn in 2007 (2006: €20mn) based on EEV; VNB AXA NL was €2mn in 2007 (2006: €10mn) based on MCEV

1. *VNB consists of €12mn REAAL (on an EEV basis) and €2mn AXA NL (on a MCEV basis)*

SNS REAAL: Result of Group Activities

- Group Activities posts 2007 net profit of -€12mn (2006: -€13mn)
- Result H1 07: €10mn
- Result H2 07: -€22mn
- €21mn book profit on shares of Van Lanschot and €14mn gain on sale of stake in LSN in H1 07
- €24mn negative net impact from financing of Group companies (mainly AXA NL and SNS PF). Impact of financing AXA NL in H2 07 was €4mn
- Operating costs increased by €14mn mainly driven by first time full year inclusion of staff costs of SNS Asset Management, the introduction of a long-term incentive programme and increase of staff related to legislation and compliance

Solid Capital Position

Capital Position and Solvency	2005	2006	2007
SNS REAAL			
Shareholders Equity (€mn)	2,528	3,200	3,588
Double Leverage	105.3%	107.8%	116.3%[1]
SNS BANK			
Shareholders Equity (€mn)	1,440	2,097	2,209
Tier 1 Ratio	8.7%	8.2%	8.4%
BIS Ratio	11.9%	11.2%	11.5%
Core Capital Ratio	6.9%	6.5%	6.5%
REAAL Verzekeringen			
Shareholders Equity (€mn)	1,190	1,304	1,909
Solvency Ratio Life	233%	236%	272%
Solvency Ratio Non-life	275%	279%	255%

1. *Double Leverage is set to come into line with the target (<115%) as a result of dividend upstreams from the operating subsidiaries to the Group*

Dividend

- SNS REAAL will propose a total dividend of €0.82 per share (+15.5%), pay-out ratio of 44.1%
- Total dividend: interim dividend of €0.36 per share and final dividend of €0.46 per share
- Final dividend will be paid in cash to avoid dilution
- SNS REAAL shares quoted ex-dividend as from 18 April 2008
- Final dividend is payable as per 5 May 2008

Key Take-Aways 2007

- Strong operational performance in a difficult environment
  - Organic growth in key activities
  - Stringent cost management
- Succesful strategic execution to diversify income
  - AXA NL and Zwitserleven (in 2008), will create #2 Dutch life insurer
  - Integration of SNS Property Finance succesfully completed and delivering growth
  - Integration of Regio Bank succesfully completed and delivering growth
- Moderate risk profile maintained
  - No direct impact from subprime or credit crisis
  - SNS Bank funding secured for 2008; REAAL solvency remains strong
- Further progress expected in 2008 despite challenging capital markets

III. Q&A

IV. Appendices

Financial Statements 2007

Income Statement – SNS REAAL

In € millions	SNS Bank		REAAL		Group activities		Eliminations		Total	
	2.007	2.006	2.007	2.006	2.007	2.006	2.007	2.006	2.007	2.006
Income										
Interest income, banking operations third parties	3.356	2.314	-	-	-	-	-	-	3.356	2.314
Interest income, banking operations group companies	3	-	-	-	-	-	-3	-	-	-
Interest expense, banking operations third parties	2.522	1.715	-	-	-	-	-	-	2.522	1.715
Interest expense, banking operations group activities	54	32	-	-	-	-	-54	-32	-	-
Interest income, banking operations	783	567	-	-	-	-	51	32	834	599
Premium income	-	-	2.584	2.009	-	-	-	-	2.584	2.009
Reinsurance premium	-	-	61	49	-	-	-	-	61	49
Net premium income	-	-	2.523	1.960	-	-	-	-	2.523	1.960
Commission and management fees receivable from third parties	125	122	68	71	9	1	-	-	202	194
Commission and management fees receivable from group companies	38	31	1	2	17	12	-56	-45	-	-
Commission and management fees due to third parties	22	23	-3	16		1	-	-	19	40
Commission and management fees due to group companies	12	10	18	-	-	-	-30	-10	-	-
Net commission and management fees	129	120	54	57	26	12	-26	-35	183	154
Share in the result of associated companies	-3	-1	-	3	490	387	-478	-376	9	13
Result on investments	14	67	834	561	71	41	-77	-57	842	612
Result on investments for insurance contracts on behalf of policyholders	-	-	96	215	-	-	-	-	96	215
Results on derivatives and other financial instruments	13	15	29	6	1	-	-	-	43	21
Other operating income	2	-	11	2	-	-	-	-	13	2
Total income	**938**	**768**	**3.547**	**2.804**	**588**	**440**	**-530**	**-436**	**4.543**	**3.576**
Expenses										
Technical expenses on insurance contracts	-	-	1.979	1.393	-	-	-	-	1.979	1.393
Technical expenses on insurance contracts on behalf of policy holders	-	-	496	663	-	-	-	-	496	663
Acquisition costs for insurance operations	-	-	333	240	-	-	-6	-22	327	218
Value adjustments to financial instruments and other assets	35	36	29	-2	-1	1	-	-	63	35
Staff costs	332	283	184	141	88	74	-	-	604	498
Depreciation and amortisation on tangible and intangible fixed assets	31	25	35	27	-26	-	-	-	40	52
Other operating expenses	203	173	88	75	1	-38	-9	-	283	210
Other interest expenses	-	-	144	34	76	43	-38	-29	182	48
Total expenses	**601**	**617**	**3.288**	**2.571**	**138**	**80**	**-53**	**-51**	**3.974**	**3.117**
Operating profit before taxation	**337**	**251**	**259**	**233**	**450**	**360**	**-477**	**-386**	**569**	**459**
Taxes	64	37	52	63	-15	-11	-	-1	101	88
Third party interests	1	-	2	-		-	-	-	3	-
Net profit attributable to shareholders	**272**	**214**	**205**	**170**	**465**	**371**	**-477**	**-384**	**465**	**371**

Ratios – SNS REAAL

	2007	2006	2nd HY 2007	1st HY 2007
Ratios				
Return on shareholders' equity (ROE)	13,7%	12,7%	12,9%	14,6%
Double Leverage	116,3%	107,8%	116,3%	94,7%
Average number of employees (FTE)	6.245	5.609	6.334	5.690
SNS Bank				
Efficiency ratio	60,3%	62,6%	60,5%	60,0%
BIS ratio	11,5%	11,2%	11,5%	11,4%
Tier 1 ratio	8,4%	8,2%	8,4%	8,3%
REAAL Verzekeringen				
Operating cost/premium ratio	14,1%	13,8%	15,5%	12,4%
Solvency life operations	272%	236%	272%	241%
Solvency non-life operations	255%	279%	255%	286%

Income Statement – SNS Bank

In € millions	2007	2006	Change	2nd HY 2007	1st HY 2007
Result					
Net interest income banking operations	783	567	38,1%	406	377
Net commission and management fees	129	120	7,5%	64	65
Result on investments	14	67	-79,1%	10	4
Results on derivatives and other financial instruments	13	15	-13,3%	17	-4
Other operating income	-1	-1	0,0%	-4	3
Total Income	**938**	**768**	22,1%	**493**	**445**
Value adjustments to financial instruments and other assets	35	36	-2,8%	26	9
Staff costs	332	283	17,3%	178	154
Depreciation and amortisation of tangible and intangible fixed assets	31	25	24,0%	14	17
Other operating expenses	203	173	17,3%	107	96
Total expenses	**601**	**517**	16,2%	**325**	**276**
Operating profit before taxation	**337**	**251**	34,3%	**168**	**169**
Taxation	64	37	73,0%	30	34
Third party interests	1	–	–	1	–
Net profit for the period	**272**	**214**	27,1%	**137**	**135**
Net profit SNS Retail	**186**	**208**	-10,6%	95	**91**
Net profit SNS Property Finance[1]	**86**	**6**	1333,3%	42	**44**
Risk-weighted assets	30.744	28.454		30.744	28.663
Ratios					
Return on shareholders' equity	12,6%	14,1%		12,9%	13,0%
Efficiency ratio	60,3%	62,6%		60,5%	60,0%
BIS ratio	11,5%	11,2%		11,5%	11,4%
Tier 1 ratio	8,4%	8,2%		8,4%	8,3%
Core capital ratio	6,5%	6,5%		6,5%	6,6%

[1] Comparative figure net profit SNS Property Finance 2006 relates only to December 2006

Income Statement – SNS Bank by Segment

In € millions	Retail banking 2.007	Retail banking 2.006	Property finance 2.007	Property finance 2.006	Eliminations 2.007	Eliminations 2.006	Total 2.007	Total 2.006
Income								
Interest income, banking operations	3.174	2.300	578	39	-393	-25	3.359	2.314
Interest expense, banking operations	2.578	1.749	391	23	-393	-25	2.576	1.747
Interest income, banking operations	596	551	187	16	-	-	783	567
Commission and management fees receivable	162	153	1	-	-	-	163	153
Commissions and management fees due	34	33	-	-	-	-	34	33
Net commission and management fees	128	120	1	-	-	-	129	120
Share in the result of associated companies	-1	-	-2	-1	-		-3	-1
Result on investments	13	67	1	-	-	-	14	67
Results on derivatives and other financial instruments	12	15	1	-	-	-	13	15
Other operating income	3	-	-1	-	-	-	2	-
Total income	**751**	**753**	**187**	**15**	**-**	**-**	**938**	**768**
Expenses								
Value adjustments to financial instruments and other assets	20	35	15	1	-	-	35	36
Staff costs	296	280	36	3	-	-	332	283
Depreciation and amortisation on tangible and intangible fixed assets	29	25	2	-	-	-	31	25
Other operating expenses	180	171	23	2	-	-	203	173
Other interest expenses	-	-	-	-	-	-	-	-
Total expenses	**525**	**511**	**76**	**6**	**-**	**-**	**601**	**517**
Operating profit before taxation	**226**	**242**	**111**	**9**	**-**	**-**	**337**	**251**
Taxes	39	34	25	3	-	-	64	37
Third party interests	1	-	-	-	-	-	1	-
Net profit attributable to shareholders	**186**	**208**	**86**	**6**	**-**	**-**	**272**	**214**

Income Statement – REAAL Verzekeringen

In € millions	2007	2006	Change	2nd HY 2007	1st HY 2007
Result					
Premium income	2.584	2.009	28,6%	1.538	1.046
Reinsurance premium	61	49	24,5%	32	29
Net premium income	2.523	1.960	28,7%	1.506	1.017
Share in the result of associated companies	–	3	-100,0%	-2	2
Net commission and management fees	54	57	-5,3%	25	29
Result on investments	834	561	48,7%	532	302
Result on investments for insurance contracts on behalf of policyholders	96	215	-55,3%	-72	168
Results on derivatives and other financial instruments	29	6	383,3%	20	9
Other operating income	11	2	450,0%	3	8
Total income	3.547	2.804	26,5%	2.012	1.535
Technical expenses on insurance contracts	1.979	1.393	42,1%	1.220	759
Technical expenses on insurance contracts on behalf of policyholders	496	663	-25,2%	110	386
Technical expenses on insurance contracts	2.475	2.056	20,4%	1.330	1.145
Acquisition costs for insurance operations	333	240	38,8%	201	132
Value adjustments to financial instruments and other assets	29	-2	1550,0%	27	2
Staff costs	184	141	30,5%	115	69
Depreciation and amortisation of tangible and intangible fixed assets	35	27	29,6%	20	15
Other operating expenses	88	75	17,3%	55	33
Other interest expenses	144	34	323,5%	117	27
Total expenses	3.288	2.571	27,9%	1.865	1.423
Operating profit before taxation	259	233	11,2%	147	112
Taxation	52	63	-17,5%	31	21
Third party interests	2	–	--	1	1
Net profit for the period	205	170	20,6%	115	90
Effect purchase price allocation	15	–	--	15	–
Net profit for the period (before PPA)	220	170	29,4%	130	90
Ratios					
Return on shareholders' equity	13,9%	13,6%		13,7%	14,2%
Operating cost/premium ratio	14,1%	13,8%		15,5%	12,4%
Solvency life operations[1]	272%	236%		272%	241%
Solvency non-life operations[1]	255%	279%		255%	286%
New annual premium equivalent Life (in € millions)	207	196		123	84
Value New Business (in € millions)[2]	14	20		6	8
Combined ratio non-life operations[3]	98,6%	94,7%		94,3%	105,3%
Claims ratio[3]	55,9%	53,7%		50,4%	64,4%

[1] Solvency life and non-life operations 2007 are calculated on new legislation
[2] VNB 2007 includes AXA NL Combined which is based on different calculation principles than REAAL Verzekeringen.
As of 2007 VNB includes cost synergies of AXA NL Combined and surplus value of technical provisions of the liability adequacy test.
[3] As of 2007 the combined and claims ratios are calculated excluding reinsurance results and excluding indemnified business by AXA S.A.

Income Statement – REAAL Verzekeringen by Segment

In € millions	Life		Non-life		Other		Eliminations		Total	
	2.007	2.006	2.007	2.006	2.007	2.006	2.007	2.006	2.007	2.006
Income										
Premium income	1.994	1.561	590	448	-	-	-	-	2.584	2.009
Reinsurance premium	13	14	48	35	-	-	-	-	61	49
Net premium income	1.981	1.547	542	413	-	-	-	-	2.523	1.960
Commission and management fees receivable	43	37	2	13	24	23	-	-	69	73
Commissions and management fees due	4	-	-8	-	19	16	-	-	15	16
Net commission and management fees	39	37	10	13	5	7	-	-	54	57
Share in the result of associated companies	-	3	-	-	200	166	-200	-166	-	3
Result on investments	710	529	42	27	94	12	-12	-7	834	561
Result on investments for insurance contracts on behalf of policyholders	96	215	-	-	-	-	-	-	96	215
Results on derivatives and other financial instruments	31	6	1	-	-3	-	-	-	29	6
Other operating income	7	-	3	1	1	1	-	-	11	2
Total income	**2.864**	**2.337**	**598**	**454**	**297**	**186**	**-212**	**-173**	**3.547**	**2.804**
Expenses										
Technical expenses on insurance contracts	1.676	1.158	303	235	-	-	-	-	1.979	1.393
Technical expenses on insurance contracts on behalf of policy holders	496	663	-	-	-	-	-	-	496	663
Acquisition costs for insurance operations	178	134	157	105	-2	1	-	-	333	240
Value adjustments to financial instruments and other assets	27	-2	2	-	-	-	-	-	29	-2
Staff costs	117	95	57	46	10	-	-	-	184	141
Depreciation and amortisation on tangible and intangible fixed assets	25	17	5	5	5	5	-	-	35	27
Other operating expenses	43	39	38	31	7	5	-	-	88	75
Other interest expenses	79	33	6	1	71	7	-12	-7	144	34
Total expenses	**2.641**	**2.137**	**568**	**423**	**91**	**18**	**-12**	**-7**	**3.288**	**2.571**
Operating profit before taxation	**223**	**200**	**30**	**31**	**206**	**168**	**-200**	**-166**	**259**	**233**
Taxes	44	55	7	10	1	-2	-	-	52	63
Third party interests	2	-	-	-	-	-	-	-	2	-
Net profit attributable to shareholders	**177**	**145**	**23**	**21**	**205**	**170**	**-200**	**-166**	**205**	**170**

Consolidated Balance Sheet

In € millions	SNS Bank		REAAL		Group activities		Eliminations		Total	
	2.007	2.006	2.007	2.006	2.007	2.006	2.007	2.006	2.007	2.006
Assets										
Goodwill and other intangible fixed assets	285	214	1.755	669	-	-	-	-	2.040	883
Tangible fixed assets	139	163	198	81	3	-	85	76	425	320
Investments in associated companies	53	34	66	69	11	39	-3	-3	127	139
Subsidiaries	-	-	-	-	4.118	3.401	-4.118	-3.401	-	-
Investment property	6	6	248	205	-	-	-85	-76	169	135
Investments	4.056	2.038	17.639	9.064	238	198	-866	-674	21.067	10.626
Investments for insurance contracts on behalf of policyholders	-	-	7.349	3.955	-	-	-114	-	7.235	3.955
Derivatives	1.041	804	119	137	1	2	-	-	1.161	943
Deferred tax assets	128	39	143	20	12	7	-	-	283	66
Reinsurance contracts	-	-	483	338	-	-	-	-	483	338
Loans and advances to customers	60.236	56.248	3.912	757	856	561	-1.959	-866	63.045	56.700
Loans and advances to credit institutions	1.092	3.607	539	162	300	100	-300	-100	1.631	3.769
Corporate income tax	100	106	32	36	87	108	-3	-	216	250
Other assets	307	436	554	400	76	39	-86	-217	851	658
Cash and cash equivalents	3.141	687	1.006	698	1.025	415	-831	-840	4.341	960
Total assets	**70.584**	**64.382**	**34.043**	**16.591**	**6.727**	**4.870**	**-8.280**	**-6.101**	**103.074**	**79.742**
Liabilities										
Equity attributable to shareholders	2.209	2.097	1.909	1.304	3.588	3.200	-4.118	-3.401	3.588	3.200
Third party interests	2	-	4	3	-	-	-3	-3	3	-
Group equity	2.211	2.097	1.913	1.307	3.588	3.200	-4.121	-3.404	3.591	3.200
Participation certificates and subordinated debts	1.678	1.448	536	120	639	299	-821	-203	2.032	1.664
Debt certificates	32.182	30.841	2.524	-	533	418	-27	-	35.212	31.259
Technical provisions insurance operations	-	-	24.886	13.313	-	-	-28	-30	24.858	13.283
Provision for employee benefits	-	-	131	18	39	20	29	30	199	68
Other provisions	17	24	25	4	1	1	-	-	43	29
Derivatives	938	682	14	4	7	6	-	-	959	692
Deferred tax liabilities	151	97	356	146	-	-	-	-	507	243
Savings	19.179	13.678	-	-	-	-	-	-	19.179	13.678
Other amounts due to customers	7.846	7.019	1.040	402	952	611	-2.591	-1.553	7.247	6.479
Amounts due to to credit institutions	5.066	7.299	1.565	663	888	246	-632	-674	6.887	7.534
Corporate income tax	-	7	-	6	3	-	-3	-	-	13
Other liabilities	1.316	1.190	1.053	608	77	69	-86	-267	2.360	1.600
Total liabilities	**70.584**	**64.382**	**34.043**	**16.591**	**6.727**	**4.870**	**-8.280**	**-6.101**	**103.074**	**79.742**

Forward-looking Statements

This presentation may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these forward-looking statements, as they are based upon management' s current estimates, expectations, beliefs and assumptions regarding anticipated developments and other factors affecting SNS REAAL. These forward-looking statements speak only as of the date of this presentation. They are not historical facts, nor are they guarantees of future performance. Because these forward looking statements are subject to risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. For a more in-depth discussion of these factors, and the risks and uncertainties that may affect the future results of SNS REAAL, please see SNS REAAL's filings with Euronext Amsterdam and the Dutch Authority Financial Markets, including SNS REAAL's annual report & accounts.

Press releases 2008

Bob Janssen leaves SNS Bank Board of Directors

Bob A.G. Janssen (55), vice-chairman of the Board of Directors of SNS Bank N.V. since 1998, will leave the company for health reasons as per 1 April 2008. Bob Janssen has worked for SNS Bank since 1997. SNS Bank is grateful for everything he has contributed to the development of the bank.

On the Board of Directors of SNS Bank, Janssen was responsible for IT, Security, Change & Process Management and Service Center Operations. His portfolio will be temporarily managed by Rien Hinssen, Chairman of the Board of Directors SNS Bank, until a successor can be appointed.

SUPPLEMENT TO THE PROSPECTUS RELATING TO (1) THE PUBLICATION BY MOODY'S INVESTORS SERVICE OF ITS GLOBAL CREDIT RESEARCH RATING ACTION ON SNS REAAL N.V. DATED 29 OCTOBER 2007 AND ITS GLOBAL CREDIT RESEARCH CREDIT OPINION DATED 1 NOVEMBER 2007, STANDARD & POOR'S' RESEARCH UPDATE ON REAAL VERZEKERINGEN N.V. AND CORE OPERATING COMPANIES DATED 5 DECEMBER 2007, MOODY'S INVESTORS SERVICE'S RATING ACTION ON REAAL VERZEKERINGEN N.V. DATED 5 DECEMBER 2007 AND FITCH RATINGS' RATING ASSIGNMENT OF SNS REAAL N.V. AND INSURANCE COMPANIES DATED 5 DECEMBER 2007, (2) THE PUBLICATION BY SNS REAAL N.V. OF ITS THIRD QUARTER 2007 TRADING UPDATE AND (3) SNS REAAL N.V.'S PRESS RELEASES DATED 6 SEPTEMBER 2007, 19 NOVEMBER 2007, 11 JANUARY 2008, 21 JANUARY 2008 AND 29 JANUARY 2008.

DATED 12 FEBRUARY 2008

SNS REAAL

SNS REAAL N.V.

(incorporated under the laws of The Netherlands with limited liability and having its corporate seat in Utrecht)

€ 2,000,000,000 Debt Issuance Programme

Under its € 2,000,000,000 Debt Issuance Programme (the "**Programme**") described in the prospectus dated 25 June 2007 and as supplemented from time to time (the "**Prospectus**") SNS REAAL N.V. (the "**Issuer**") may from time to time issue notes (the "Notes") denominated in any currency agreed between the Issuer and the relevant Dealer (as defined in the Prospectus), if any. Notes may be distributed by way of a public offer or private placements and, in each case, on a syndicated or non-syndicated basis. The method of distribution and the specific terms and conditions of each relevant series of Notes (a "**Series**") (or tranche thereof (a "**Tranche**")) will be stated in the relevant final terms (the "**Final Terms**").

The press releases referred to under 2 and 3 hereafter have been approved by the AFM or filed with it and shall be deemed to be incorporated in, and to form part of, this Supplemental Prospectus. This Supplemental Prospectus is supplemental to, forms part of and should be read in conjunction with, the Prospectus. Terms defined in this Supplemental Prospectus shall have the same meaning in the Prospectus, unless specified otherwise.

This supplemental prospectus (the "**Supplemental Prospectus**") is prepared in connection with:

1. the publication by Moody's Investors Service's Global Credit Research action on SNS REAAL N.V. dated 29th October 2007 and Global Credit Research Credit Opinion on

SNS REAAL N.V. dated 1 November 2007, Standard & Poor's' research update on REAAL Verzekeringen N.V. and core operating companies dated 5 December 2007, Moody's Investors Service's rating action on REAAL Verzekeringen N.V. dated 5 December 2007 and Fitch Ratings' rating assignment of SNS REAAL N.V. and insurance companies dated 5 December 2007, which may qualify as a significant new factor relating to the information included in the Prospectus set forth on pages 16, 17 '*SNS REAAL Group is exposed to the risk of a downgrade of any of SNS REAAL's or SNS Bank's credit ratings*' and on pages 2, 12 and 34 which is capable of affecting the assessment of any Notes to be issued.

According to aforementioned publications, the following wording on page 2 of the Prospectus

'Notes to be issued under the Programme are expected to be rated A2 for Senior unsecured long term Notes, Prime-1 for Senior unsecured short term Notes and A3 for Subordinated Notes by Moody's Investors Service Limited ("**Moody's**"), and A- for Senior Notes dated one year or more, A-2 for Senior Notes dated one year or less and BBB+ for Subordinated Notes by Standard & Poor's Rating Services ("**Standard & Poor's**"). Tranches of Notes issued under the Programme may be rated or unrated. Where a Tranche of Notes is rated, such rating will not necessarily be the same as the ratings assigned to the Notes. A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.'

is hereby deleted in its entirety and to be replaced by the following:

'Notes to be issued under the Programme are expected to be rated A2 for Senior unsecured long term Notes, Prime-1 for Senior unsecured short term Notes and Baa1 for Subordinated Notes by Moody's Investors Service Limited ("**Moody's**"), and A- for Senior Notes dated one year or more, A-2 for Senior Notes dated one year or less and BBB+ for Subordinated Notes by Standard & Poor's Rating Services ("**Standard & Poor's**"). Tranches of Notes issued under the Programme may be rated or unrated. Where a Tranche of Notes is rated, such rating will not necessarily be the same as the ratings assigned to the Notes. A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.'

According to aforementioned publications the credit ratings as mentioned on page 16 and 17 of the Prospectus are to be amended to read as follows:

Ratings	**S&P**	**Moody's**	**Fitch**
SNS REAAL N.V.			
Long term/short term rating	A-/A-2	A3/P-2	A-
outlook	Stable	Stable	Stable
REAAL Insurance			
REAAL Levensverzekeringen N.V.	A	A2	A
REAAL Schadeverzekeringen N.V.	A	A2	A
REAAL Verzekeringen N.V.	A-		
outlook	Stable	Stable	Stable
SNS Bank			
Long term/short term rating	A/A-1	A1/P-1	A+/F1
outlook	Stable	Stable	Stable

2. the publication of the press release concerning the Trading Update third quarter 2007 of SNS REAAL N.V. on 15 November 2007 which may qualify as a significant new factor relating to the information included in the Prospectus set forth on pages 46, 47, 48, 49, 50, 51, 52 and 53 which is capable of affecting the assessment of any Notes to be issued.

3. the publication by SNS REAAL N.V. of the press releases dated 6 September 2007 (relating to AXA), 19 November 2007 (relating to Zwitserleven Netherlands and Swiss Life Belgium), 11 January 2008 (relating to the Extraordinary Meeting of Shareholders of SNS REAAL N.V.), 21 January 2008 (relating to the mutual understanding on the sale of shares Swiss Life Belgium to Delta Lloyd Group) and 29 January 2008 (relating to the adoption of the motions on the agenda of SNS REAAL EGM).The Chapter SNS REAAL N.V. on pages 39, 40, 41, 42, 43, 44, 45 and 46 is hereby deleted and replaced in its entirety by the wording included in Annex A attached hereto. In addition thereto, the information contained in the press releases dated 6 September 2007 and 19 November 2007 may qualify as a new risk factor. On page 25 of the Prospectus the paragraph **'RISK FACTOR RELATING TO THE CONTEMPLATED ACQUISITION OF AXA S.A.'S DUTCH INSURANCE OPERATIONS, CONSISTING OF AXA NEDERLAND B.V., WINTERTHUR VERZEKERINGEN HOLDING B.V. AND DBV HOLDING N.V.'** is deleted in its entirety and replaced by the following:

   'RISK FACTOR RELATING TO THE ACQUISTION OF AXA S.A.'S DUTCH INSURANCE OPERATIONS, CONSISTING OF AXA NEDERLAND B.V., WINTERTHUR VERZEKERINGEN HOLDING B.V. AND DBV HOLDING N.V.
   SNS REAAL will be exposed to certain risk relating to the completion of the integration of AXA S.A.'s Dutch insurance operations, consisting of AXA Nederland B.V., Winterthur Verzekeringen Holding B.V. and DBV Holding N.V. ("**AXA NL Combined**"), including but not limited to: Any failure to successfully integrate the businesses of AXA NL Combined could lead to a potential loss of customers and/or key employees. This in turn could have a material adverse effect on SNS REAAL. Unexpected risks or liabilities relating to AXA NL Combined which may exist were not identified in the due diligence investigation. Should any such risks or liabilities exist they may have a material adverse effect on SNS REAAL.'

   On page 25 of the Prospectus the following wording is inserted as a new paragraph, to be inserted above 'Risk factors regarding the notes',

   'RISK FACTOR RELATING TO THE CONTEMPLATED ACQUISTION OF THE DUTCH AND BELGIUM BUSINESSES OF SWISS LIFE HOLDING, INCLUDING ZWITSERLEVEN AND ITS BRAND IN THE NETHERLANDS, SWISS LIFE ASSET MANAGEMENT (NEDERLAND) AND SWISS LIFE BELGIUM
   The contemplated acquisition (the "Acquisition") of Dutch and Belgium businesses of Swiss Life Holding, including Zwitserleven and its brand in The Netherlands, Swiss Life Asset Management (Nederland) and Swiss Life Belgium (" **SWISS LIFE NL & B**"), could negatively affect the business and results of SNS REAAL.
   SNS REAAL will be exposed to certain risk upon completion of the acquisition, including but not limited to:
   Any failure to successfully integrate the businesses of Swiss Life NL & B could lead to a potential loss of customers and/or key employees. This in turn could have a

material adverse effect on SNS REAAL.

Unexpected risks or liabilities relating to Swiss Life NL & B which may exist were not identified in the due diligence investigation. Should any such risks or liabilities exist they may have a material adverse effect on SNS REAAL.

If SNS REAAL acquires Swiss Life NL & B, its intermediaries and customers may cease doing business with it.'

This Supplemental Prospectus has been approved by and filed with the Netherlands Authority for the Financial Markets (the Stichting Autoriteit Financiële Markten, the "**AFM**"). The Issuer has requested the AFM to provide the competent authority in Luxembourg with a certificate of approval attesting that this Supplemental Prospectus has been drawn up in accordance with the Financial Supervision Act and related regulations which implement Directive 2003/71/EC (the "**Prospectus Directive**") in Dutch law ("**Notification**"). The Issuer may request the AFM to provide competent authorities in additional Member States within The European Economic Area with a Notification.

The Prospectus and this Supplemental Prospectus are available on the website of the Issuer at www.snsreaal.com and are available for viewing at the Amsterdam office of the Issuer at Nieuwezijds Voorburgwal 162 at Amsterdam, The Netherlands, where copies of the Prospectus, this Supplemental Prospectus, any previous supplements to the Prospectus and any documents incorporated by reference therein may also be obtained free of charge.

RESPONSIBILITY STATEMENT

Only the Issuer accepts responsibility for the information contained in this Supplemental Prospectus. The Issuer declares that, having taken all reasonable care to ensure that such is the case, the information contained in this Supplemental Prospectus is, to the best of its knowledge, in accordance with the facts and contains no omission likely to affect its import.

NOTICE

This Supplemental Prospectus should be read and understood in accordance with any amendment or supplement hereto and with any other documents incorporated herein by reference. Full information on the Issuer and any Series or Tranche of Notes is only available on the basis of the combination of the Prospectus, this Supplemental Prospectus and the relevant Final Terms.

No person has been authorised to give any information or to make any representation not contained in or not consistent with this Supplemental Prospectus, any amendment or supplement thereto, any document incorporated by reference herein, or the applicable Final Terms, or any other information supplied in connection with the Programme or the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer, the Arranger or any Dealer.

The Prospectus is valid for 12 months following its Publication Date and this Supplemental Prospectus and any amendment or supplement hereto as well as any Final Terms reflect the status as of their respective dates of issue. The delivery of this Supplemental Prospectus or any Final Terms and the offering, sale or delivery of any Notes shall not in any circumstances imply that the information contained in such documents is correct at any time subsequent to their respective dates of issue or that there has been no adverse change in the financial situation of the Issuer since such date or that any other information supplied in connection with the Programme or the Notes is correct at any time subsequent to the date on which it is supplied or, if different, the time indicated in the document containing the same. The Arranger and any Dealer expressly do not undertake to review the financial condition or affairs of the Issuer during the life of the Programme. Investors should review, inter alia, the most recent financial statements of the Issuer when deciding whether or not to purchase any Notes.

Neither this Supplemental Prospectus nor any other information supplied in connection with the Programme should be considered as a recommendation by the Issuer, the Arranger or any Dealer that any recipient of this Supplemental Prospectus or any other information supplied in connection with the Programme should purchase any Notes. Accordingly, no representation, warranty or undertaking, express or implied, is made by the Arranger or any Dealer in their capacity as such. Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. In particular each potential investor should:

(i) have sufficient knowledge and experience to make a meaningful evaluation of the Notes, the merits and risks of investing in the Notes (including an evaluation of the financial condition, creditworthiness and affairs of the Issuer) and the information contained or incorporated by reference in this Supplemental Prospectus, the relevant Final Terms and any supplements;

(ii) have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in the Notes and the impact the Notes will have on its overall investment portfolio;

(iii) have sufficient financial resources and liquidity to bear all of the risks of an investment in the Notes, including Notes with principal or interest payable in one or more currencies, or where the currency for principal or interest payments is different from the potential investor's currency;

(iv) understand thoroughly the terms of the Notes and be familiar with the behaviour of any relevant indices and financial markets; and

(v) be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks (including, without limitation, those described in "Risk Factors" in the Prospectus).

The distribution of this Supplemental Prospectus and the Final Terms and the offer or sale of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Supplemental Prospectus or the Final Terms come must inform themselves about, and observe, any such restrictions. See "Subscription and Sale" in the Prospectus.

This Supplemental Prospectus does not constitute an offer or an invitation to subscribe for or purchase the Notes.

This Supplemental Prospectus may not be used for the purpose of an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorised or to any person to whom it is unlawful to make such offer or solicitation. None of the Issuer, the Arranger and the Dealers represent that this Supplemental Prospectus may be lawfully distributed, or that Notes may be lawfully offered, in compliance with any applicable registration or other requirements in any jurisdiction other than in certain Member States of the EEA of which the competent authorities have obtained a notification within the meaning of article 18 of the Prospectus Directive, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the Issuer, the Arranger or any Dealer appointed under the Programme which would permit a public offering of the Notes or distribution of this document in any jurisdiction where action for that purpose is required, other than in certain Member States of the EEA.

ANNEX A

SNS REAAL N.V.

Incorporation

SNS REAAL N.V. ("**the Company**") is a public limited liability company (*naamloze vennootschap*) established under the laws of The Netherlands and was incorporated on 25 May 1987. The Company is registered in the Commercial Register of the Utrecht Chamber of Commerce under number 16062627 with SNS REAAL N.V. and SNS REAAL as its commercial names (*handelsnamen*). Its registered office is at Croeselaan 1, 3521 BJ Utrecht. The telephone number of the Company is +31 (0)30 291 5200.

The articles of association of the Company were lastly amended by notarial deed executed on 21 May, 2007 before mr. P Klemann, civil law notary practising in Amsterdam, on the draft of which deed the Ministerial certificate that there have appeared no objections was granted with number 319.435.

The objects of the Company according to its articles of association are to participate in, to conduct the management and administration of and to finance other business enterprises of whatever nature and to invest and manage capital. Furthermore, the Company may guarantee liabilities of other companies with which it is connected in a group. The Company generally operates under Dutch law, be it that it has entered into and operates under, and may enter into and operate under, agreements which are not governed by Dutch law.

Ownership

SNS REAAL is the result of a merger in May 1997 between SNS Groep N.V. (primarily a banking group) and Reaal Groep N.V. (primarily an insurance group). As of 27 July 2005 all of the shares issued by SNS REAAL were held by Stichting Beheer SNS REAAL. Prior thereto all but one of the shares issued by SNS REAAL were held by Stichting Administratiekantoor SNS Reaal, a trust office. All of the non-voting depositary receipts issued by Stichting Administratiekantoor SNS Reaal and one priority share issued by SNS REAAL were owned by Stichting Beheer SNS REAAL.

SNS REAAL believed that the certification of its shares was no longer in line with the spirit of our times as reflected by the Dutch Corporate Governance Code (Code Tabaksblat), among other things. SNS REAAL therefore decided to deregister the depositary receipts. Stichting Administratiekantoor SNS Reaal ceased to exist, after decertification of the shares. The priority share was converted into one ordinary share by amendment of the articles of association of SNS REAAL on 3 May 2006. SNS REAAL's share capital is currently only divided into ordinary shares.

On 18 May 2006 the ordinary shares ("**Shares**") of SNS REAAL were listed on Eurolist by Euronext Amsterdam as part of the IPO of SNS REAAL. The IPO consisted of an offering by SNS REAAL of 24,496,210 new Shares and an offering by the selling shareholder, Stichting Beheer SNS REAAL, of 45,492,962 existing Shares. On 22 May 2006, the underwriters of the IPO, fully exercised the over-allotment option to require the selling shareholder, Stichting Beheer SNS REAAL, to sell an additional 10,498,376 existing Shares. Stichting Beheer SNS REAAL owned approximately 65.5% of SNS REAAL's outstanding share capital after the exercise of the over-allotment option. The total number of Shares offered in the course of the IPO was therefore 80,487,548, consisting of 24,496,210 new Shares and 55,991,338 existing Shares. Immediately after the IPO, SNS REAAL had 233,297,240 Shares outstanding.

SNS REAAL raised approximately € 416 million of gross proceeds from the IPO. The net proceeds from the offering were used for the acquisition of Bouwfonds Property Finance B.V. (renamed to SNS Property Finance B.V.).

Due to several rounds of stock dividends paid out, the number of Shares of SNS REAAL outstanding as of 6 June 2007 was 237,343,876.

On 13 June 2007, SNS REAAL launched an equity offering of new Shares of € 350 million to partly fund the acquisition of AXA S.A.'s Dutch insurance operations AXA Nederland B.V., Winterthur Verzekeringen Holding B.V. and DBV Holding N.V. Upon request of the Executive Board of SNS REAAL, Stichting Beheer SNS REAAL agreed to sell up to € 200 milion of existing Shares, to increase the free float and thereby the liquidity in the Shares. In addition, Stichting Beheer SNS REAAL granted the underwriters an over-allotment option pursuant to which the underwriters could require Stichting Beheer SNS REAAL to sell at the same offer price up to € 50 milion additional existing Shares held by it, to cover over-allotments, if any. Proceeds of the sale of the existing Shares will accrue to Stichting Beheer SNS REAAL. On 27 June 2007, SNS REAAL issued 21,212,121 Shares at an issue price of € 16.50 per Share. On 27 June 2007 Stichting Beheer SNS REAAL sold 15,151,515 Shares (which includes the exercise of the over-allotment option) in the capital of SNS REAAL at a price of € 16.50 per Share.

On 13 September 2007 SNS REAAL N.V. issued 2,916,611 Shares to pay out the 2007 interim dividend. The number of Shares of SNS REAAL N.V. outstanding as of 13 September 2007 was 261,472,608. Stichting Beheer SNS REAAL owns approximately 54.3% of SNS REAAL's outstanding share capital.


Stichting Beheer SNS REAAL
54.3%
SNS REAAL N.V.
100%
SNS Bank N.V
SNS Asset Management N.V.
REAAL Verzekeringen N.V.
SNS REAAL Invest N.V.

Board of Directors

S. van Keulen, Chairman

C.H. van den Bos

M.W.J. Hinssen

R.R. Latenstein van Voorst, Chief Financial Officer

Supervisory Board

The names and major functions or affiliations, besides their participation within the SNS REAAL Group, of the members of the Supervisory Board are as follows:

J.L. Bouma, Chairman	Former Professor of Business Economics, University of Groningen;
Mr. H.M. van de Kar, Deputy-Chairman	University lecturer at the tax-economics faculty at Leiden University;
Mr. J.V.M. van Heeswijk	Former managing director of Geveke N.V.;
Mr. S.C.J.J. Kortmann	Professor in Civil Law, University of Nijmegen ;
Mr. R.J. van de Kraats	CFO and deputy-chairman of the Randstad Holding N.V.;
Mr. J.E. Lagerweij	General managing director of Sperwer Group; and
Mr. H. Muller	Former Federation Executive and Treasurer of the Trade Union Federation FNV

All members of the Supervisory Board and the Board of Directors have elected domicile at the registered office of the Company.

Audit Committee

The Audit Committee of the Company consists of 3 members, all members of the Supervisory Board of the Company:

Mr. J.V.M. van Heeswijk

Mr. R.J. van de Kraats

Mr. Van de Kar

The Audit Committee has obtained a mandate from the Supervisory Board to prepare the meetings of the Supervisory Board in collaboration with the Board of Directors. In addition, the Audit Committee has the mandate to supervise the main developments in the field of financial reporting, tax, funding and finance, risk management and to monitor the relationship with the external accountants of the Company.

Corporate Governance

The Dutch Corporate Governance Code (the "**Code Tabaksblat**") applies to companies of which the shares are listed on a recognized stock exchange. The Code Tabaksblat applies to SNS REAAL.

Conflicts of interest

The Code Tabakblat's premise is that a member of a Supervisory Board of a company is not independent if he is also member of an executive board of a legal entity that holds at least ten percent of the shares in such company. Stichting Beheer SNS REAAL (the "**Stichting**") holds more than 10 % of the shares of SNS REAAL. Two of the eight members of the Supervisory Board of SNS REAAL (Mr. H. Muller and Mr. S.C.J.J. Kortmann) are also members of the executive board of the Stichting. Although the majority of the members of the Supervisory Board is therefore independent, two members do not qualify according to the above description. SNS REAAL is of the opinion that the nature and aims of its majority shareholder can and should be distinguished from majority shareholders of many other companies. The majority shareholder of SNS REAAL is a 'stichting', which thus has no members or shareholders, and whose role is limited. The Stichting's mission is inter alia to represent the interests of SNS REAAL. This objective is among others anchored in the Stichting's Articles of Association. The members of the Supervisory Board of SNS REAAL are also beholden from acting in the interest of the company and its affiliates. Given this, SNS REAAL sees no reason to change the current situation.

Depending on the specific circumstances, a situation may arise in which two members of the Supervisory Board which are also member of the board of the Stichting may have a conflict of interest with regard to certain topics or transactions, in connection with their position in the Stichting's management. SNS REAAL believes that such a conflict of interest, in view of the specific objectives of the Stichting, will rarely come to pass. For those reasons, it has been decided that the two members of the Supervisory Board which are also member of the board of the Stichting shall not participate in discussions of the Supervisory Board with respect to or decide on agreements between SNS REAAL and the Stichting.

External Accountant

KPMG Accountants N.V., with registered offices in Amstelveen, has been appointed as external accountant to the Company. KPMG Accountants N.V. is a member of the Dutch Institute for Chartered Accountants (*NIvRA).*

Rating Agencies

The Company has been rated by independent rating agencies Moody's and Standard & Poors. The most recently published reports by these rating agencies, expressing opinions on any of the ratings assigned to the Company, will be made available on www.snsreaal.com under the heading "Investor relations".

Company Profile

SNS REAAL Group is an innovative banking and insurance provider with total assets of almost €80 billion and more than 5,200 employees (in FTEs). It serves its private and business clients primarily through its main brands of SNS Bank N.V. ("**SNS Bank**") and

REAAL Verzekeringen N.V. ("**REAAL Verzekeringen**"). SNS Bank serves its clients through its own branch offices, independent intermediaries, the internet and the telephone. REAAL Verzekeringen markets its products and services primarily through independent intermediaries.

SNS REAAL Group attaches great value to the principle of socially responsible – or ethical – business practice. This is demonstrated, for instance, by the development of sustainable savings, investment and insurance products, conducting specialised social research and sponsoring at national, regional and local levels.

SNS Bank

The banking activities of SNS REAAL Group are conducted through SNS Bank and its subsidiaries. SNS Bank offers a broad scale of financial products to private customers and to small and medium sized companies. With the acquisition of SNS Property Finance B.V. SNS Bank gained access to customers in the property finance market. In addition to distribution via its branch network, other forms of distribution have been developed in order to increase efficiency and to establish a full national coverage. Internet distribution of the main financial products is fully operational. Subsidiaries of SNS Bank like BLG Hypotheken, ASN Bank, SNS Regio Bank and SNS Securities, operate in niche markets or via specific distribution.

Mortgage loans

At year-end 2006 the mortgage portfolio of SNS REAAL Group amounted to €44.9 billion of which 12.9 billion has been securitised under IFRS, the securitised portfolio is stated in the balance sheet. The market share – measured in the number of new mortgages – came to 8.0% (2005: 8.8%).

Retail banking

SNS Bank offers its private clients a full range of banking products and services. In addition to banking and securities products, also insurance products of the insurers within SNS REAAL Group are offered through the network of SNS Bank. An integrated back-office system enables the organisation to focus on the entire financial planning and other needs of its retail client base.

Corporate banking

SNS Bank's corporate banking operations are primarily focused on the small and medium sized business sector. SNS Bank's strategy for this market focuses on expansion, with profitability given priority over volume. SNS Bank is looking to increase its portfolio by building on its existing network. Because an integrated range of financial services is important to this market, SNS Bank N.V. works closely together with the business unit for corporate clients within the insurance arm of SNS REAAL Group.

Financial market activities

SNS Bank has a wide network of (inter)national contacts and a long experience in this business area. SNS Financial Markets, a business unit of SNS Bank, is responsible for all funding and treasury operations. Its activities comprise of public and private bond issuance, taking and placing interbank deposits and hedging interest rate exposure.

On 30 August 2007 SNS Securities and VVAA Groep reached a final agreement on the acquisition of FBS Bankiers which was completed on 1 October 2007. SNS Securities was merged into FBS Bankiers as of 31 December 2007 after which the new entity was renamed SNS Securities.

On 14 May 2007 SNS Bank and ING Bank signed a purchase agreement for the acquisition of Regio Bank by SNS Bank. Regio Bank offered mortgage and savings products through 380 independent intermediaries throughout The Netherlands. At year-end 2006, Regio Bank had a mortgage portfolio of € 2 billion and savings deposits of € 3 billion. On 1 July 2007 SNS REAAL closed the acquisition of Regio Bank. Regio Bank and CVB Bank, another subsidiary of SNS Bank, have been merged as of this date. The merged entity operates under the new name of SNS Regio Bank N.V.

SNS Asset Management N.V., an affiliate and former business unit of SNS Bank, is a recognised specialist in sustainability-focused asset management. It manages a number of portfolios of sustainability-focused institutions, pension funds and other institutional investors, and the portfolios of SNS Beleggingsfondsen N.V. and ASN Beleggingsfondsen N.V. In addition, SNS Asset Management primarily manages the investment portfolio of REAAL Verzekeringen. As of 28 December 2006, SNS Asset Management has been repositioned from its position within SNS Bank to a separate direct subsidiary of SNS REAAL.

As of 1 December 2006 SNS Property Finance B.V. ("**SNS PF**"), renamed from Bouwfonds Property Finance B.V., is a 100% subsidiary of SNS Bank. SNS PF operates in the mortgage backed commercial (business-to-business) market, which includes real estate project finance, lease finance and real estate investment finance. Commercial property finance activities of SNS Bank will be integrated into SNS PF. With SNS PF, SNS Bank has gained a leading position in the property finance market in The Netherlands, in which it has been active for several years. SNS PF generates approximately 77% of its income in The Netherlands with the remaining 23% being generated by international activities consisting primarily of property finance for Dutch clients abroad. The commercial property finance activities abroad take place in Belgium, Germany, France, Spain, Sweden, Denmark, the United States of America, Canada, Portugal, Italy, the United Kingdom and Luxembourg. In 2006, the international market for property finance grew steadily, boosted by ongoing demand from the investment market. The total of outstanding loans of SNS PF grew from €3.5 billion to €3.8 billion (+ 8%) as of end 2006.

REAAL Verzekeringen

REAAL Verzekeringen targets the sale through intermediaries (indirect distribution) of insurance, banking and investment products for the private and business markets. It is renowned for the quality of its product packages and its high level of service. In insurance, REAAL Verzekeringen focuses on life insurance, with non-life insurance in a supporting or parallel role.

REAAL Verzekeringen attaches great value to synergy-increasing and cross selling activities, which can be realised through intra-group cooperation. Furthermore REAAL Verzekeringen introduced an integrated financial services package based on financial planning, with a banking-oriented product.

For intermediaries, this concept offers excellent prospects for high-quality consultancy work. Clients can follow the value growth of their portfolio on the Internet any time they may wish.

SNS REAAL announced on 6 September 2007 that it completed the acquisition of AXA Nederland B.V., Winterthur Verzekeringen Holding B.V. and DBV Holding N.V., together referred to as "**AXA NL Combined**", after having obtaining all relevant regulatory approvals and advice from the works councils. The acquisition of AXA NL Combined was previously announced on 4 June 2007, with the expectation that the closing would occur before year end 2007.

AXA NL Combined was acquired for a cash consideration of €1,797 million, which consists of the acquisition price of €1,750 million plus €47 million of accrued interest (4% per annum as from 1 January 2007, the effective date of the acquisition, up to and including the date of the acquisition, 5 September 2007).

AXA Nederland B.V. and Winterthur Verzekeringen Holding B.V. will be merged into REAAL Verzekeringen. DBV Holding N.V. has become a 100% subsidiary of REAAL Verzekeringen. AXA Nederland B.V., Winterthur Verzekeringen Holding B.V. and DBV Holding N.V. are financially consolidated as of 6 September 2007. The pre-closing year-to-date net profit of AXA NL Combined has accrued to SNS REAAL's shareholders' equity.

SNS REAAL Invest

SNS REAAL Invest N.V. ("**SNS REAAL Invest**") is a subsidiary of the Company which supports financial activities within SNS REAAL Group. In 2003 it was announced that SNS REAAL Invest would gradually be wound down. As a result, SNS REAAL Invest maintains strategic and non-strategic divisions, a categorisation that depends on whether an activity is considered to be essential for the support of the banking or insurance operations.

Strategic investments have been regrouped either under SNS Bank or REAAL Verzekeringen. Non-strategic investments have been or will be divested or kept to maximize their return on investment.

Supervision

Currently the Company itself is not regulated directly, but as the holding company of a group of licensed banks and insurance companies, it is subject to the supervision which the Dutch Central Bank (De Nederlandsche Bank, "**DNB**") exercises on a consolidated level. The implementation in The Netherlands of Directive 2002/87/EC of 16 December 2002 on the supplementary supervision of credit institutions, insurance undertakings and investment firms in a financial conglomerate (the "**Financial Conglomerates Directive**") in Chapter 3.6 of the Financial Services Act (Wet op het financieel toezicht (Wft)) has resulted in the Company becoming subject to new regulatory requirements as of 1 January 2007. The Financial Conglomerates Directive introduces supplementary supervision of banking, insurance and investment activities carried out in a financial conglomerate. The rules relate to capital adequacy, risk concentration, intra-group transactions, internal control mechanisms and risk management processes. The rules are partly directed at the regulated entities within the conglomerate (although some of the rules relate to the conglomerate as a whole) and partly at the mixed financial holding company heading up the conglomerate, such as the Company.

Prior thereto the Company was not regulated directly, but as the holding company of a group of licensed credit institutions and insurance companies, it was subject to the supervision which DNB exercises on a consolidated level.

The principles of this consolidated supervision were laid down in a protocol dated 12 October 1999 (Protocol De Nederlandsche Bank N.V./Verzekeringskamer) between the Dutch Central Bank and the (former) Pensions and Insurance Chamber. This protocol provided, among other things, for information and reporting requirements applicable to the Company regarding the solvency of SNS REAAL.

Within SNS REAAL Group the following subsidiaries of SNS REAAL hold licences under the Wft:

- Licensed banks:
  - SNS Bank N.V.
  - SNS Regio Bank N.V.
  - Algemene Spaarbank voor Nederland ASN N.V.
  - SNS Property Finance B.V.
  - SNS Securities N.V.
- Licensed insurance companies:
  - REAAL Levensverzekeringen N.V.
  - REAAL Schadeverzekeringen N.V.
  - Proteq levensverzekeringen N.V.
  - Proteq schadeverzekeringen N.V.
  - AXA Leven N.V.
  - AXA Schade N.V.
  - DBV Levensverzekeringsmaatschappij N.V.
  - DBV Schadeverzekeringsmaatschappij N.V.
  - Winterthur Levensverzekering Maatschappij N.V.
  - Winterthur Schadeverzekering Maatschappij N.V.
- Licensed investment companies:
  - SNS Asset Management N.V.
- Licensed fund management companies:
  - SNS Beleggingsfondsen Beheer B.V.
  - ASN Beleggingsinstellingen Beheer B.V.

Both fund management companies mainly manage "umbrella funds" (SNS Beleggingsfondsen N.V. and ASN Beleggingsfondsen N.V.), which do not form part of SNS REAAL.

Recent developments

On 19 November 2007 SNS REAAL announced that it and Swiss Life Holding have come to a mutual understanding concerning the purchase of the Dutch and Belgium businesses of Swiss Life Holding, including Zwitserleven and its brand in the Netherlands, Swiss Life Asset Management (Nederland) and Swiss Life Belgium for a total consideration of up to Euro 1,535 million. The acquisition will be financed through a combination of (i) Euro 600 million of a new class of shares ('Foundation Shares') to be issued to Stichting Beheer SNS REAAL and up to Euro 935 million of debt instruments and internal resources. In an Extraordinary Meeting of Shareholders of SNS REAAL N.V. held on 29 January 2008 it was decided to issue six Foundation Shares for a total amount of EUR 600 million to Stichting Beheer SNS REAAL and to correspondingly amend the articles of association. Zwitserleven will continue to operate largely on a standalone basis. REAAL Verzekeringen will incorporate Zwitserleven N.V. The current pensions businesses of REAAL Verzekeringen, AXA Leven N.V. and Winterthur Levensverzekering Maatschappij N.V. will be integrated into Zwitserleven N.V. The transaction will be effective as of 1 January 2008 and is expected to be completed in the first half of 2008.

On 21 January 2008, SNS REAAL announced that it and Delta Lloyd Group have come to a mutual understanding concerning the sale of the shares of Swiss life Belgium to Delta Lloyd Group for an amount of EUR 135 million in cash.The agreement between SNS REAAL and Delta Lloyd Group is subject to completion of the acquisition of the Dutch and Belgian activities of Swiss Life Holding as announced by SNS REAAL on 19 November 2007. The completion of that transaction and the transaction with Delta Lloyd Group is subject to approval from the relevant regulators and works council and is expected to take place in the second quarter of 2008.

Information available in the public database of the AFM (Autoriteit Financiële Markten) based on documents that has been sent to the AFM by the Compliance department of SNS REAAL N.V. in 2007

SEC Mail Mail Processing Section MAR 17 2008 Washington, DC 106

BASE PROSPECTUS DATED 25 June 2007

This document constitutes the base prospectus of SNS REAAL N.V. in respect of non-equity securities within the meaning of Art. 22 No. 6 (4) of the Commission Regulation (EC) No. 809/2004 of 29 April 2004 (the "**Prospectus**").

SNS REAAL N.V.

(incorporated under the laws of The Netherlands with limited liability and having its corporate seat in Utrecht)

€ 2,000,000,000 Debt Issuance Programme

Under its € 2,000,000,000 Debt Issuance Programme (the "**Programme**") SNS REAAL N.V. (the "**Issuer**", or "**SNS REAAL**") may from time to time issue notes (the "**Notes**") denominated in any currency agreed between the Issuer and the relevant Dealer (as defined below), if any. The Issuer is part of a group formed by the Issuer and its direct and indirect subsidiaries ("**SNS REAAL Group**"). Subject as set out herein, the maximum aggregate nominal amount of the Notes from time to time outstanding under the Programme will not exceed € 2,000,000,000 (or its equivalent in other currencies calculated as described herein).

Subject as set out herein, the Notes will not be subject to any maximum maturity but will have a minimum maturity of twelve months.

The Notes will be issued on a continuing basis to one or more of the Dealers specified under "Summary - Dealers" and "Summary – ESBG Dealers" and any additional Dealer appointed in respect of Notes under the Programme from time to time, which appointment may be for a specific issue or on an ongoing basis (each a "**Dealer**" and together the "**Dealers**"). Notes may be distributed by way of a public offer or private placements and, in each case, on a syndicated or non-syndicated basis. The method of distribution of each relevant series of Notes (a "**Series**") (or tranche thereof (a "**Tranche**")) will be stated in the relevant final terms (the "**Final Terms**").

The full terms and conditions of each Tranche of Notes are constituted by the Terms and Conditions as set out in full in this Prospectus in the section headed "Terms and Conditions of the Notes", which constitute the basis of all Notes to be offered under the Programme, together with the Final Terms applicable to the relevant issue of Notes, which apply and/or disapply, supplement and/or amend the master Terms and Conditions in the manner required to reflect the particular terms and conditions applicable to the relevant Series of Notes (or Tranche thereof). The Notes of each Tranche will (unless otherwise specified in the applicable Final Terms) initially be represented by a Temporary Global Note (as defined below) which will be deposited on the issue date thereof either (i) with a common depositary on behalf of Euroclear Bank S.A./N.V. ("**Euroclear**") and Clearstream Banking, société anonyme ("**Clearstream, Luxembourg**") and/or any other agreed clearing system or (ii) with Nederlands Centraal Instituut voor Giraal

Effectenverkeer B.V. ("**Euroclear Nederland**"). See "Form of the Notes".

The Issuer may agree with the relevant Dealer that Notes may be issued in a form not contemplated by the Terms and Conditions of the Notes herein, in which case a supplementary prospectus, if required, will be made available which will describe the effect of the agreement reached in relation to such Notes.

Application has been made to Euronext Amsterdam N.V. ("**Euronext Amsterdam**") for Notes to be issued under the Programme up to the expiry of 12 months from the publication date of this Prospectus to be admitted to listing and trading on Euronext Amsterdam's Eurolist by Euronext ("**Eurolist by Euronext Amsterdam**"). In addition, Notes issued under the Programme may be listed or admitted to trading, as the case may be, on the Luxembourg Stock Exchange and on any other stock exchange or market specified in the applicable Final Terms. The Issuer may also issue unlisted Notes under the Programme.

Notes to be issued under the Programme are expected to be rated A2 for Senior unsecured long term Notes, Prime-1 for Senior unsecured short term Notes and A3 for Subordinated Notes by Moody's Investors Service Limited ("**Moody's**"), and A- for Senior Notes dated one year or more A-2 for Senior Notes dated one year or less and BBB+ for Subordinated Notes by Standard & Poor's Rating Services ("**Standard & Poor's**"). Tranches of Notes issued under the Programme may be rated or unrated. Where a Tranche of Notes is rated, such rating will not necessarily be the same as the ratings assigned to the Notes. A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

This Prospectus has been approved by and filed with The Netherlands Authority for the Financial Markets (*Stichting Autoriteit Financiële Markten*, the "**AFM**"). The Issuer has requested the AFM to provide the competent authority in Luxembourg with a certificate of approval attesting that the Prospectus has been drawn up in accordance with Chapter 5.1 of the Dutch Financial Supervision Act (*Wet op het financieel toezicht*, the "**Wft**") and related regulations which implement Directive 2003/71/EC (the "**Prospectus Directive**") in Dutch law ("**Notification**"). The Issuer may request the AFM to provide competent authorities in additional Member States within the European Economic Area (the "**EEA**") with a Notification.

Arranger

ABN AMRO

Dealers

ABN AMRO	BNP Paribas
Citigroup	Credit Suisse
Deutsche Bank	Goldman Sachs International
ING Wholesale Banking	Merrill Lynch International

Nomura International

Rabobank International

UBS Investment Bank

ESBG Dealers

BayernLB

Caixa – Banco de Investimento

Erste Bank

SNS Financial Markets

This Prospectus will be published in electronic form on the websites of Euronext Amsterdam and the Luxembourg Stock Exchange and on 25 June 2007 (the "Publication Date") on the website of the Issuer at www.snsreaal.com. This Prospectus is issued in replacement of a prospectus dated 22 December 2005 and accordingly supersedes that earlier prospectus. It is valid for a period of 12 months from the Publication Date.

TABLE OF CONTENTS

CHAPTER 1: INFORMATION RELATING TO THE DEBT ISSUANCE PROGRAMME

SUMMARY

The following constitutes the summary (the "**Summary**") of the essential characteristics and risks associated with the Issuer and the Notes to be issued under the Programme. This Summary must be read as an introduction to this Prospectus and any decision to invest in any Notes should be based on a consideration of this Prospectus as a whole, including the documents incorporated by reference. No civil liability will attach to the Issuer in respect of this Summary, including any translation hereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of this Prospectus. Where a claim relating to information contained in this Prospectus is brought before a court in a Member State of the European Economic Area (an "**EEA State**"), the plaintiff might, under the national legislation of the EEA State where the claim is brought, have to bear the costs of translating the Prospectus before the legal proceedings are initiated.

Issuer:	SNS REAAL N.V. SNS REAAL is incorporated under the laws of The Netherlands with limited liability and has its corporate seat in Utrecht. Its registered address is Croeselaan 1, 3521 BJ Utrecht, The Netherlands, tel. +31 (0)30 291 52 00. SNS REAAL is the holding company of the SNS REAAL Group which essentially offers banking and insurance products and services. SNS REAAL is the result of a merger in May 1997 between SNS Groep N.V. (primarily a banking group) and Reaal Groep N.V. (primarily an insurance group) - see "SNS REAAL N.V." in this Prospectus. As of 18 May 2006 the shares of SNS REAAL are listed on Eurolist by Euronext Amsterdam as part of the initial public offering ("**IPO**") of SNS REAAL. As of 1 December 2006 SNS Property Finance B.V. (renamed from Bouwfonds Property Finance B.V.), is a 100% subsidiary of SNS Bank. Commercial property finance activities, which include real estate project finance, lease finance and real estate investment finance, will be concentrated in SNS Property Finance B.V.
Risk Factors:	There are certain factors that may affect the Issuer's ability to fulfil its obligations under Notes issued under the Programme. These are set out under "Risk Factors" below and include the

	fact that the Issuer's results can be adversely affected by (i) general economic conditions, (ii) competition, (iii) regulatory change and (iv) standard banking and insurance risks including changes in interest and foreign exchange rates and operational, credit, market, liquidity and legal risk. In addition, there are certain factors which are material for the purpose of assessing the market risks associated with Notes issued under the Programme - see "Risk Factors" in this Prospectus.
Description:	Debt Issuance Programme
Arranger:	ABN AMRO Bank N.V.
Dealers:	ABN AMRO Bank N.V. BNP PARIBAS Citigroup Global Markets Limited Coöperatieve Centrale Raiffeisen- Boerenleenbank B.A. (Rabobank International) Credit Suisse Securities (Europe) Limited Deutsche Bank AG, London Branch Goldman Sachs International ING Bank N.V. Merrill Lynch International Nomura International plc UBS Limited
ESBG Dealers:	Bayerische Landesbank Caixa – Banco de Investimento, S.A. Erste Bank der Österreichischen Sparkassen AG SNS Bank N.V.
Regulatory Matters:	Each issue of Notes denominated in a currency in respect of which particular laws, guidelines, regulations, restrictions or reporting requirements apply will only be issued in circumstances which comply with such laws, guidelines, regulations, restrictions or reporting requirements from time to time (see "Subscription and Sale" below).
Issuing and Principal Paying Agent:	Dexia Banque Internationale à Luxembourg
Size:	Up to € 2,000,000,000 (or its equivalent in other currencies calculated as described herein) outstanding at any time. The

	Issuer may increase the amount of the Programme in accordance with the terms of the Dealership Agreement.
Distribution:	Notes may be distributed by way of private or public placement and in each case on a syndicated or non-syndicated basis. The method of distribution of each Tranche will be stated in the applicable Final Terms.
Currencies:	Subject to any applicable legal or regulatory restrictions, such currencies as may be agreed between the Issuer and the relevant Dealer, including, without limitation, Australian dollars, Canadian dollars, Danish kroner, euro, Hong Kong dollars, New Zealand dollars, Sterling, Swiss francs, United States dollars and Japanese yen.
Maturities:	Any maturity, subject to applicable laws, regulations and restrictions and subject, to a minimum maturity of 12 months and, in the case of Subordinated Notes, to a minimum maturity of five years.
Issue Price:	Notes may be issued on a fully-paid or a partly-paid basis and at an issue price which is at par or at a discount to, or premium over, par.
Form of Notes:	Each Tranche of Notes will (unless otherwise specified in the applicable Final Terms) initially be represented by a global Note. Each global Note which is not intended to be issued in the form of a new global Note (a "**New Global Note**" or "**NGN**") (a classic global Note (a "**Classic Global Note**" or "**CGN**")), as specified in the relevant Final Terms, will be deposited on or around the relevant Issue Date either (i) with a common depositary for Euroclear and Clearstream, Luxembourg and/or any other agreed clearing system or (ii) with Euroclear Nederland and each global Note which is intended to be issued in NGN form, as specified in the relevant Final Terms, will be deposited on or around the relevant Issue Date with a common safekeeper for Euroclear and/or Clearstream, Luxembourg. The temporary global Note will be exchangeable as described therein for either a permanent global Note or definitive Notes upon satisfaction of certain conditions including, in the case of a temporary global Note where the issue is subject to TEFRA D selling restrictions, upon certification of non-U.S. beneficial ownership as required

by U.S. Treasury regulations. A permanent global Note (other than a permanent global Note deposited with Euroclear Nederland) is exchangeable for definitive Notes only upon the occurrence of an Exchange Event, as described in "Form of the Notes" below. Any interest in a global Note will be transferable only in accordance with the rules and procedures for the time being of either (i) Euroclear, Clearstream, Luxembourg and/or any other agreed clearing system or (ii) Euroclear Nederland, as appropriate.

Fixed Rate Interest Notes:	Fixed interest will be payable on the date or dates specified in the applicable Final Terms and on redemption, and will be calculated on the basis of such Day Count Fraction as may be agreed between the Issuer and the relevant Dealer (as indicated in the applicable Final Terms).
Floating Rate Interest Notes:	Floating Rate Interest Notes will bear interest either at a rate determined on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the 2000 ISDA Definitions (as published by the International Swaps and Derivatives Association, Inc., and as amended and updated as at the Issue Date of the first Tranche of the Notes of the relevant Series) or on the basis of a reference rate appearing on the agreed screen page of a commercial quotation service or on such other basis as may be agreed between the Issuer and the relevant Dealer (as indicated in the applicable Final Terms). The Margin (if any) relating to such floating rate will be specified in the applicable Final Terms. Floating Rate Interest Notes may also have a maximum interest rate, a minimum interest rate or both.
Specified Interest Period(s) or Specified Interest Payment Date(s) for Floating Rate Interest Notes:	Such period(s) or date(s) as may be specified in the applicable Final Terms.
Dual Currency Notes:	Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of Dual Currency Notes will be made in such currencies, and based on such rates of exchange, as may be specified in the applicable Final Terms.

Other provisions in relation to Floating Rate Interest Notes and Index Linked Interest Notes:	Floating Rate Interest Notes and Index Linked Interest Notes may also have a maximum interest rate, a minimum interest rate or both. Interest on Floating Rate Interest Notes and Index Linked Interest Notes in respect of each Interest Period, as agreed prior to issue by the Issuer and the relevant Dealer, will be payable on such Interest Payment Dates, and will be calculated on the basis of such Day Count Fraction, as may be agreed between the Issuer and the relevant Dealer (if any) (as indicated in the Final Terms).
Index Linked Notes:	Payments in respect of interest on Index Linked Interest Notes or in respect of principal on Index Linked Redemption Amount Notes or Non Interest Bearing Index Linked Notes will be calculated by reference to such index and/or formula as may be specified in the applicable Final Terms.
Zero Coupon Notes:	Zero Coupon Notes will be offered and sold at a discount or at a premium to their nominal amount or at par and will not bear interest other than in the case of late payment.
Structured Notes:	The Issuer may from time to time issue structured Notes on terms to be set out in a supplement to this Prospectus. Structured Notes may include Notes whose returns are linked to interest rates, inflation rates, foreign exchange rates or other matters.
Redemption:	The applicable Final Terms will indicate either that the Notes cannot be redeemed prior to their stated maturity (other than in specified instalments, if applicable, or for taxation reasons or for other reasons as described in Condition 7(b) or following an Event of Default) or that such Notes will be redeemable at the option of the Issuer and/or the Noteholders upon giving not less than 15 nor more than 30 days' irrevocable notice (or such other notice period, if any, as is indicated in the applicable Final Terms) to the Noteholders or the Issuer, as the case may be, on a date or dates specified prior to such stated maturity and at a price or prices and on such terms as are indicated in the applicable Final Terms.

	The applicable Final Terms may provide that Notes may be repayable in two or more instalments of such amounts and on such dates as indicated in it.
Denomination of Notes:	Notes will be issued in such denominations as may be specified in the applicable Final Terms save that the minimum denomination of each Note will be such as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the relevant Specified Currency.
Taxation:	Payments in respect of the Notes will, as specified in the applicable Final Terms, be made either subject to withholding of applicable Dutch taxes (if any) or without withholding or deduction for or on account of taxes levied in The Netherlands, subject in the latter case to certain exceptions as provided in Condition 8. If the applicable Final Terms provides that payments are to be made subject to withholding of applicable Dutch taxes (if any), it will also specify that Condition 7(b) will not apply to the Notes.
Negative Pledge:	The Senior Notes will have the benefit of a negative pledge. See Condition 2(b).
Cross Default:	The Senior Notes will have the benefit of a Cross Default. See Condition 10(iii).
Status of the Senior Notes:	The Senior Notes will constitute unsecured and unsubordinated obligations of the Issuer and will rank pari passu without any preference among themselves and with all other present and future unsecured and unsubordinated obligations of the Issuer save for those preferred by mandatory provisions of law.
Status and Characteristics relating to Subordinated Notes:	The Subordinated Notes will constitute unsecured subordinated obligations of the Issuer. Subordinated Notes of one Series will rank pari passu without any preference among themselves and with all other present and future unsecured and identically subordinated obligations of the Issuer, save for those preferred by mandatory provisions of law.
Status and Characteristics relating to Capital Securities:	The Capital Securities constitute direct, unsecured,

subordinated securities of the Issuer and rank pari passu without any preference among themselves and with all other present and future unsecured and identically subordinated obligations of the Issuer, save for those preferred by mandatory provisions of law. The Capital Securities are subordinated to Subordinated Notes. The Capital Securities are perpetual securities with no fixed redemption date, however, the Capital Securities can be redeemed in accordance with the applicable terms and conditions and subject to the approval of the Dutch Central Bank.

Ratings:	Notes to be issued under the Programme are expected to be rated A2 for Senior unsecured long term Notes, Prime-1 for Senior unsecured short term Notes and A3 for Subordinated Notes by Moody's, and A- for Senior Notes dated one year or more, A-2 for Senior Notes dated one year or less and BBB+ for Subordinated Notes by Standard & Poor's Rating Services. Tranches of Notes issued under the Programme may be rated or unrated. Where a Tranche of Notes is rated, such rating will not necessarily be the same as the ratings assigned to the Notes. A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.
Listing:	Application has been made for Notes to be issued under the Programme to be listed on Eurolist by Euronext Amsterdam and/or the Luxembourg Stock Exchange. The Notes may also be listed on such other or further stock exchange or stock exchanges as may be agreed between the Issuer and the relevant Dealer in relation to each issue. Unlisted Notes may also be issued. The Final Terms relating to each issue will state whether or not the Notes are to be listed and, if so, on which exchanges.
Governing Law:	The Notes will be governed by, and construed in accordance with, the laws of The Netherlands.
Selling Restrictions:	There are selling restrictions in relation to the European Economic Area, United Kingdom, Japan, and the United States, and such other restrictions as may be required in connection with the offering and sale of a particular Series or Tranche of Notes. See "Subscription and Sale" below.

RISK FACTORS

The Issuer believes that the following factors may affect its ability to fulfil its obligations under the Notes issued under the Programme. Most of these factors are contingencies which may or may not occur and the Issuer is not in a position to express a view on the likelihood of any such contingency occurring. In addition, factors which are material for the purpose of assessing the market risks associated with Notes issued under the Programme are also described below.

The Issuer believes that the factors described below represent the material risks inherent in investing in Notes issued under the Programme, but the inability of the Issuer to pay interest, principal or other amounts on or in connection with any Notes may occur for other reasons and the Issuer does not represent that the statements below regarding the risks of holding any Notes are exhaustive. Prospective investors should also read the detailed information set out elsewhere in this Prospectus and reach their own views prior to making any investment decision.

Before making an investment decision with respect to any Notes, prospective investors should consult their own stockbroker, bank manager, lawyer, accountant or other financial, legal and tax advisers and carefully review the risks entailed by an investment in the Notes and consider such an investment decision in the light of the prospective investor's personal circumstances.

RISK FACTORS REGARDING SNS REAAL GROUP

SNS REAAL Group's business is primarily concentrated in The Netherlands

SNS REAAL Group generates most of its income in The Netherlands and therefore is particularly exposed to the economic conditions in The Netherlands. Economic conditions in The Netherlands have been difficult since 2001 both on an absolute and on a relative basis. The Dutch economy posted a modest recovery in 2004, following a difficult year in 2003 when the economy registered a contraction. Growth accelerated in 2006 with gross domestic product ("**GDP**") growing by 2,9 % in 2006 compared to 2005. Any deterioration or merely a long-term persistence of the difficult economic environment in The Netherlands could negatively affect the demand for SNS REAAL's products and services.

As a consequence of the acquisition of SNS Property Finance B.V. as of 1 December 2006 SNS REAAL is not only exposed to the economic conditions in The Netherlands, but also to those in certain foreign countries. SNS Property Finance B.V. generates approximately 70% of its income in The Netherlands and 30% in certain foreign countries. Commercial property finance activities abroad take place in Belgium, Germany, France, Spain, Sweden, Denmark, the US, Canada, Portugal, Italy, the United Kingdom and Luxembourg ("**Certain Foreign Countries**").

SNS REAAL Group faces substantial competitive pressures which could adversely affect the Issuer's results of operations.

There is substantial competition in The Netherlands for the types of insurance, banking and other products

and services that SNS REAAL Group provides. Competition in the financial services industry is furthered by the high level of consolidation in The Netherlands in the markets where SNS REAAL Group operates. SNS REAAL Group faces competition from companies such as ING Group, ABN AMRO Bank N.V. Rabobank, AEGON N.V. and Fortis Groep N.V. If SNS REAAL Group is unable to offer competing attractive products and service that are profitable, SNS REAAL Group may lose market share or incur losses on some or all of its activities. Consumer demand, technological changes, regulatory actions and other factors also affect competition. Competitive pressures could result in increased pricing pressures, particularly as competitors seek to win market share, and may harm the Issuer's ability to maintain or increase profitability.

A significant portion of SNS REAAL Group's results relates to SNS REAAL Group's mortgage loan products

Mortgage loans constitute approximately 95,4 % of SNS REAAL Group's total loan portfolio at year-end 2006. An economic downturn, stagnation or drop in property values, changes in or abolition of the tax deductibility of interest payments on residential mortgage loans, or increased interest rates, or a combination thereof, could lead to a decrease in the production of new mortgage loans and/or increased default rates on existing mortgage loans. Further, a decrease in the general level of interest rates could affect SNS REAAL Group through, among other things, increased pre-payments on the loan and mortgage portfolio.

In addition, a general decrease in the production of mortgage loans in The Netherlands may also result in a decrease in the production of mortgage loan related products, including mortgage loan insurance.

SNS REAAL Group is exposed to risks relating to its commercial property finance activities

SNS REAAL Group operates in the mortgage backed commercial (business-to-business) market, which include real estate project finance, lease finance and real estate investment finance. In respect of these commercial property finance activities SNS REAAL Group is exposed to the risk that a counterparty may default on its obligations to SNS REAAL Group. This includes defaults on obligations in relation to loans granted or equity provided by SNS REAAL Group. It is not certain that security rights (such as mortgage rights) can be enforced in all circumstances. In addition, enforcement of security rights by SNS REAAL Group may result in losses due to a decline in value of the property sold or due to other reasons. An increase in interest rates could lead to such a decline in property values.

SNS REAAL Group's extensive network of intermediaries is its most important distribution channel and SNS REAAL Group may be unable to maintain a competitive distribution network

SNS REAAL Group uses a variety of distribution channels in The Netherlands for the marketing and offering of its products and services, including its network of branches, the Internet, call centres, intermediaries and partnerships (special distribution).

Substantially more than half of SNS REAAL Group's distribution originates from distribution of its products and services by intermediaries who may also offer competitors' products and services. As a result, the

success of SNS REAAL Group through this distribution channel depends on the preferences of these intermediaries for the products and services of SNS REAAL Group. Intermediaries' preferences are determined not only by the level of compensation offered, but also by product quality, the services offered to customers and the support services. SNS REAAL Group may not succeed in continuing to provide sufficient incentives to intermediaries to market its products and services successfully.

In seeking to attract and retain productive intermediaries, SNS REAAL Group competes with other financial institutions primarily on the basis of its support services, product features, financial position, and compensation. SNS REAAL Group may not continue to succeed in attracting and retaining new (productive) intermediaries or maintaining the current quality and/or quantity of its distribution network.

SNS REAAL Group is exposed to the level of interest rates

The level of interest rates and changes in prevailing interest rates (including changes in the difference between the levels of prevailing short- and long-term rates) could adversely affect SNS REAAL Group's results.

SNS REAAL Group's insurance investment portfolio consists primarily of fixed income securities. The short-term impact of interest rate fluctuations on SNS REAAL Group's insurance business may be reduced in part by products designed to partly or entirely transfer SNS REAAL Group's exposure to interest rate movements to the policyholder. While product design and hedging reduce SNS REAAL Group's exposure to interest rate volatility, changes in interest rates will impact this business to the extent they result in changes to current interest income, impact the value of SNS REAAL Group's fixed income portfolio, and affect the levels of new product sales or surrenders of business in force.

The results of SNS REAAL Group's banking business are affected by the management of interest rate sensitivity. The composition of SNS REAAL Group's assets and liabilities, and any maturity gap position resulting from that composition, causes the banking business' net interest income to vary with changes in interest rates. There can be no assurance that SNS REAAL Group will be able to successfully manage interest rate spreads or the potential negative impact of risks associated with sustained low interest rates.

The future results of SNS REAAL Group's insurance operations are impacted by the level of the interest rates. A prolonged period with low yields could harm the ability to create value in the life insurance operations. Even if premiums would increase after a certain period, the transition period would be associated with lower than expected earnings.

SNS REAAL Group is exposed to the risk of a downgrade of any of SNS REAAL's or SNS Bank's credit ratings

Standard & Poor's and Moody's have issued long-term credit ratings for the Issuer of A- and A2, respectively and Standard & Poor's, Moody's and Fitch have issued long-term credit ratings for SNS Bank of A, A1 and A+, respectively. A downgrade of any of these ratings (for whatever reason) would result in higher funding and refinancing costs for the Issuer and/or SNS Bank in the capital markets. In addition, a

downgrade of any of the Issuer and/or SNS Bank's ratings may limit their opportunities to operate in certain business areas and could have an adverse effect on the Issuer's and/or SNS Bank's image vis-à-vis the capital markets and SNS REAAL's image vis-à-vis its customers.

SNS REAAL Group is exposed to the risk of a decline in the securities markets or poor investment performance

The evolution of prices and indices of securities, both in terms of equity and fixed income, in which SNS REAAL Group invests, has a considerable impact on its investment income.

Part of the portfolios SNS REAAL Group handles are non-discretionary portfolios with fee arrangements based on the volume of transactions into which SNS REAAL Group enters on behalf of its customers. To the extent that trading volumes decline, lower market activity results in lower commission income for SNS REAAL Group.

Furthermore, a decline in or disruption of the securities market may cause SNS REAAL Group's customers to withdraw funds in favour of investments they perceive as offering greater opportunity or lower risk, which could result in lower investment advisory fees. Where the fee arrangement depends on the performance of the portfolios SNS REAAL Group manages, a decline in or disruption of the securities market may cause lower yields, resulting in a decline in SNS REAAL Group's revenues and profits.

A decline in or disruption of the securities market would also lower the value of collateral pledged as security for margin loans, which would increase the risk that they would default as well as impact recovery in the event of a default. If SNS REAAL Group is unable to recover the full amount owed to it on SNS REAAL Group's loans to customers, SNS REAAL Group would be forced to recognise loan losses, which would adversely affect SNS REAAL Group's profitability. Even if the number of loans in default does not increase, a decline in or disruption of the securities market could cause SNS REAAL Group to call margin loans, requiring the assets pledged as collateral for these loans to be sold. If that happens SNS REAAL Group would lose both the interest income on the loans, as well as the fees for managing the assets.

Furthermore, the decline in or disruption of the securities market may affect the demand for the products and services offered by SNS REAAL Group.

Market conditions can adversely affect the results of the Issuer.

SNS REAAL Group's business segment is affected by market conditions, which can cause results to fluctuate from year to year as well as on a long-term basis. These market conditions include, without limitation, fluctuations in interest rates, monetary policy, consumer and business spending, demographics, and insurance industry cycles.

The non-life insurance industry cycles are characterized by periods of price competition, fluctuations in underwriting results and the occurrence of unpredictable weather-related and other losses. SNS REAAL Group's performance in life insurance can be affected by changes with respect to mortality.

The results of the banking operations of SNS REAAL Group are affected by its management of interest rates sensitivity. The composition of SNS REAAL Group's assets and liabilities, and any gap position resulting from that composition, causes the banking operations net interest income to vary with changes in interest rates. There can be no assurance that SNS REAAL Group will be able to successfully manage interest rate spreads or the potential negative impact of risks associated with sustained low interest rate changes. A mismatch of interest-earning assets and interest bearing liabilities in any given period may, in the event of changes in interest rates, have a material effect on the financial position or result from operations of the banking business of SNS REAAL Group.

While SNS REAAL Group manages its operational risks, these risks remain an inherent part of all of its businesses.

The operational risks that SNS REAAL Group faces include the possibility of inadequate or failed internal or external processes or systems, human error, regulatory breaches, employee misconduct or external events such as fraud. These events may result in financial loss and may harm SNS REAAL Group's reputation. Additionally, the loss of key personnel could adversely affect its operations and results.

SNS REAAL Group attempts to keep operational risks at appropriate levels by maintaining a well controlled environment in light of the characteristics of its business, the markets and the regulatory environments in which it operates. While these control measures mitigate operational risks they do not eliminate them.

SNS REAAL Group is exposed to financial risks.

SNS REAAL Group is subject to financial risks such as general credit risks, including credit risk of borrowers. Third parties that owe SNS REAAL Group money, securities or other assets may not pay or perform under their obligations to SNS REAAL Group. These parties include borrowers under loans granted, customers, counterparties under swaps and credit and other derivative contracts, clearing agents, exchanges and other financial intermediaries. These parties may default on their obligations to SNS REAAL Group due to bankruptcy, lack of liquidity, downturns in the economy or real estate values, operational failure or other reasons.

SNS REAAL Group actively manages the financial risks it is exposed to and has developed a policy in relation thereto. These risks are subject to defined limits and guidelines. Financial risks are measured periodically to ensure compliance with such limits and guidelines. Thus adjustments can be made, if necessary. On a tactical level SNS REAAL Group manages a mismatch within defined limits and guidelines.

The rates and prices issued by subsidiaries of SNS REAAL Group are agreed on the basis of theoretical rates. These rates and prices include a fee for expected risks, the cost of shareholders' equity and loan capital and management expenses. Examples of such price risks are the credit risk in a loan, the death risk in a life insurance policy or the market risk in an investment product. The structure of the shareholders'

equity and the funding also affect the theoretical pricing. The actual pricing towards clients is determined on the basis of the advice of pricing committees, with account being taken of market conditions, in addition to the theoretical price.

Insurance companies within SNS REAAL Group may transfer their exposure to certain risks in non-life and life insurance businesses to third parties through reinsurance arrangements. Under these arrangements, other insurers assume a portion of the potential losses and expenses associated with reported and unreported losses in exchange for a portion of policy premiums. The availability, amount and cost of reinsurance depend on general market conditions and may vary significantly. Any decrease in the amount of SNS REAAL Group's reinsurance may increase our risk of loss. When reinsurance is obtained, the insurance company concerned will still be liable for those transferred risks if the reinsurer cannot meet its obligations. Therefore, the inability of SNS REAAL Group's reinsurers to meet their financial obligations could materially affect the results of operations of the Issuer. Although SNS REAAL Group conducts a periodic review of the financial statements and reputations of its reinsurers, these reinsurers may become financially unsound by the time they are called upon to pay amounts due, which may not occur for many years.

SNS REAAL Group is subject to currency-related risks

Currency risk exposure affects SNS REAAL Group's funding of its operations and part of its investment portfolio. To the extent these are not hedged, SNS REAAL Group is exposed to certain currency fluctuations between the euro and the US dollar in particular, as well as other currencies, such as the Japanese yen, pound sterling and Australian dollar. SNS REAAL Group's reporting currency is the euro. Non-euro income and expense items are translated into euro for consolidation of SNS REAAL Group's profit and loss statement, on the basis of average exchange rates during the period. For the purposes of the Issuer's consolidated balance sheet, SNS REAAL Group converts non-euro denominated assets and liabilities into euro at the exchange rate prevailing at the balance sheet date.

The insurance business of SNS REAAL Group is subject to risks concerning the adequacy of its technical provisions to cover future losses and benefits

The insurance business of insurance companies within SNS REAAL Group is subject to risks that have their impact on the adequacy of its technical provisions. These provisions serve to cover the current and future liabilities (losses less benefits) of SNS REAAL Group to its insured. Depending on the actual realisation of the future liabilities of insurance companies within SNS REAAL Group the current technical provisions may prove to be inadequate.

SNS REAAL Group bases the technical provisions for the insurance business on actuarial practices and assumptions. For the life insurance business of SNS REAAL Group these practices and assumptions typically include the assessment of mortality rates and their observed trends, as well as (guaranteed) interest rates. Other factors SNS REAAL Group takes into account when assessing its technical provisions relate, among other things, to policy holder bonus rates and profit sharing. SNS REAAL Group's (actuarial) practices and assumptions for its non-life insurance business include disability and recovery rates and

their trends, development of future wage-indices and wage-related claim payments and also court rulings in individual claim cases.

If future events or the effects thereof do not fall within or correspond with any such practices, assumptions, factors or assessments, for example if the actual future mortality rates deviate from those projected, the technical provisions could be inadequate.

Furthermore, additional losses, of which SNS REAAL Group cannot foresee the type or magnitude, may emerge in the future. These losses could, for example, arise from changes in the legal environment, major medical developments, or catastrophic events.

Catastrophic events, terrorist attacks and similar events could have a negative impact on the business and results of SNS REAAL Group.

Catastrophic events, terrorist attacks and similar events, as well as the responses thereto may create economic and political uncertainties, which could have a negative impact on economics conditions in the regions in which SNS REAAL Group operates and, more specifically, on the business and results of SNS REAAL Group in ways that cannot be predicted.

The insurance business of insurance companies within SNS REAAL Group is subject to the risk of claims resulting from major (catastrophic) events. For example, some weather-related events (in The Netherlands these specifically include storm and hail events) could result in substantial cumulative claims in the non-life insurance business. The life-insurance business could be affected by catastrophic events like a plane crash or a pandemic. Insurance companies within SNS REAAL Group have transferred the risks of claims resulting from major events (above a certain level) to a panel of reinsurance companies, each with a minimum credit rating of A (by Standard & Poor's).

SNS REAAL Group is exposed to the risk of ineffective systems and processes, and interruption, failure or breach thereof

SNS REAAL Group relies heavily on its operational processes, and communication and information systems in particular to conduct its business. Even with the back-up recovery systems and contingency plans that are in place, the Issuer cannot assure that interruptions, failures or breaches in security of these processes and systems will not occur or, if they do occur, that they will be adequately addressed. Any such interruptions, failures or breaches, even for a limited period of time, could result in, for example:

- Interruptions in the services offered or information provided to customers, or inability to serve customers' needs in a timely fashion
- Interruptions or errors in SNS REAAL Group's management information and/or information reported to supervisory authorities
- SNS REAAL Group being unable to report accurate information in a timely manner and thus being in violation of applicable regulations

- Inability to identify in time or at all, inadequate, fraudulent, negligent and/or unauthorised dealings by SNS REAAL Group's employees or third parties, or telecommunication connection failures or hacking of SNS REAAL Group's website portal
- Considerable costs in terms of, for example, information retrieval and verification

SNS REAAL Group's business operations are also vulnerable to interruption from fire, flood, bomb threats, explosions or other forms of terrorist activity and natural and man-made disasters. The same may apply for third parties on which SNS REAAL Group depends. Furthermore, the Issuer cannot assure that interruptions, failures or breaches of SNS REAAL Group's communication and information systems as a result of external fraud will not occur or, if they do occur, that they will be adequately addressed.

SNS REAAL Group operates in an industry that is highly regulated. There could be an adverse change or increase in the financial services laws and/or regulations governing SNS REAAL Group's business. There are frequent investigations by supervisory authorities, both into the industry and into SNS REAAL Group, which could result in governmental enforcement actions

SNS REAAL Group's business is regulated and supervised by several Dutch supervisory authorities. Laws and regulations applied at national level generally grant supervisory authorities broad administrative discretion over SNS REAAL Group's activities, including the power to limit or restrict business activities. It is possible that laws and regulations governing SNS REAAL Group's business or particular products and services could be amended or interpreted in a manner that is adverse to SNS REAAL Group, for example, to the extent that existing laws and regulations are amended or future laws and regulations are adopted that (i) reduce or restrict the sale of the products and services SNS REAAL Group offers, whether existing or new, or (ii) negatively affect the performance of the products and services SNS REAAL Group offers, whether existing or new. SNS REAAL Group's revenues and costs, profitability and available or required regulatory capital could also be affected by an increase or change in the degree of regulation in any of the markets in which SNS REAAL Group operates, whether existing or new. Due to the complexity of the regulatory environment in which SNS REAAL Group operates, it will entail more costs to ensure that SNS REAAL Group is, and will continue to be, in compliance with all applicable laws and regulations at all times, to the extent that the volume of regulation increases and the scope of the activities changes.

Furthermore, laws and regulations grant supervisory authorities the authority to perform investigations into, among other things, the compliance with specific regulations by the industry and/or SNS REAAL Group. Such investigations into financial services groups, including SNS REAAL Group, are on-going. Current and future investigations by supervisory authorities, in particular in the context of, but not limited to, market conduct supervision, could result in sanctions in the event of it being found that SNS REAAL Group does not or does not fully comply with applicable laws and regulations. The outcome of such investigations could necessitate SNS REAAL Group to take costly measures. The outcome of such investigations by supervisory authorities could also result in changes in laws and regulations of the relevant supervisory authority in a manner that is adverse to SNS REAAL Group, which could, as indicated above, among other things, reduce or restrict the sale of the products and services SNS REAAL Group offers, whether existing or new, or negatively affect the performance of the products and services SNS REAAL Group offers,

whether existing or new.

SNS REAAL Group is one of the subjects of an investigation into certain control frameworks (*beheersingskaders*) in the context of market conduct supervision. The outcome of this investigation may damage the reputation of the industry and of SNS REAAL Group. This investigation induced SNS REAAL to change certain of its operational processes.

If SNS REAAL Group would be in breach of any existing or new laws or regulations now or in the future, SNS REAAL Group is exposed to the risk of intervention by regulatory authorities, including investigation and surveillance, and judicial or administrative proceedings. In addition, SNS REAAL Group's reputation could suffer and SNS REAAL Group could be fined or prohibited from engaging in some of its business activities or be sued by customers if it does not comply with applicable laws or regulations.

SNS REAAL Group's results of operations can be affected by significant adverse regulatory developments including changes in tax law.

SNS REAAL Group conducts its businesses subject to ongoing regulatory and associated risks, including the effects of changes in law, regulations, and policies in The Netherlands and any other jurisdiction it conducts its business in. The timing and form of future changes in regulation are unpredictable and beyond control of the Issuer, and changes made could materially adversely affect SNS REAAL Group's business.

SNS REAAL Group is exposed to risks of damage to its reputation

SNS REAAL Group is exposed to the risk that, among other things, litigation, employee misconduct, operational failures, outcome of current and future investigations by regulatory authorities and press speculation and the possible negative publicity resulting therefrom, whether or not founded, will harm SNS REAAL Group's reputation. SNS REAAL Group's reputation could also be harmed if products or services recommended by SNS REAAL Group do not perform as expected, for example in relation to unit-linked insurance products and endowment mortgage products.

Negative publicity could, for example, be based on allegations that SNS REAAL Group does not or does not fully comply with regulatory requirements or anti-money laundering rules, or could result from negative publicity about a third party linked to SNS REAAL Group (such as an intermediary or a partner) or about politically exposed persons in SNS REAAL Group's customer base. Furthermore, negative publicity could result from failures in SNS REAAL Group's information technology systems, loss of customer data or confidential information, or failure in SNS REAAL Group's risk management procedures. Negative publicity could also, but not exclusively, result from any misconduct or malpractice relating to intermediaries, business promoters or third party managers linked to SNS REAAL Group.

Any resulting damage to SNS REAAL Group's reputation, in particular with a view to SNS REAAL Group 's focus on retail-plus customers and the concentration of its business in The Netherlands, could cause disproportionate damage to SNS REAAL Group's business, regardless whether the negative publicity is factually accurate. Negative publicity could also be repeated by third parties, which could damage SNS

REAAL Group's reputation further.

Any damage to SNS REAAL Group's reputation could cause existing customers to withdraw their business from SNS REAAL Group and potential customers to be reluctant or elect not to do business with SNS REAAL Group. Furthermore, negative publicity could result in greater regulatory scrutiny and influence market or rating agency perception of SNS REAAL Group, which may make it more difficult for SNS REAAL Group to maintain its credit rating.

The performance of SNS REAAL Group depends on its ability to accurately price its products and services

The results of operations and financial condition of SNS REAAL Group depends, among other things, on its ability to set rates and prices accurately. Rate adequacy is necessary to generate sufficient premiums to pay losses and expenses and to earn profits on income.

SNS REAAL Group's ability to price its products and services accurately is subject to a number of uncertainties. As a result, rates and prices of products and services may be determined on the basis of inadequate or inaccurate data or inappropriate analyses, assumptions or methodologies. If SNS REAAL Group fails to establish adequate rates and prices for its products and services, its revenues could decline while its expenses increase resulting in proportionately greater losses.

The business of SNS REAAL Group is subject to risks concerning the adequacy of its credit provisions

SNS REAAL Group is exposed to general credit risks, for example, SNS Bank is exposed to the credit risk of borrowers. Third parties that owe SNS REAAL Group money, securities or other assets may not pay or perform under their obligations. These parties include customers (such as borrowers under loans granted), issuers of securities held by any entity within SNS REAAL Group, trading counterparties, counterparties under swaps and credit and other derivative contracts, clearing agents, exchanges, clearing houses and other financial intermediaries. These parties may default on their obligations to SNS REAAL Group due to bankruptcy, lack of liquidity, downturns in the economy or real estate values, operational failure or other reasons.

The business of SNS REAAL Group is subject to risks that have their impact on the adequacy of its credit provisions. These provisions relate to the possibility that a counterparty may default on its obligations to SNS REAAL Group which arise from lending or other financial transactions. Depending on the actual realisation of such counterparty default, the current credit provisions may prove to be inadequate.

If future events or the effects thereof do not fall within any of the assumptions, factors or assessments used by SNS REAAL Group to determine its credit provisions, these provisions could be inadequate.

A significant portion of SNS REAAL Group 's business relates to SNS REAAL Group 's dealings with third parties

A significant portion of SNS REAAL Group's business relates to products and services which SNS REAAL Group offers in co-operation with third parties or in relation to which SNS REAAL Group depends on third parties, for example for the distribution of such products and services. SNS REAAL Group cannot assure that these third parties will continue their co-operation with SNS REAAL Group, that the relationships with these third parties will continue to be beneficial or that SNS REAAL Group will be able to sustain its ability to successfully develop and market the products and services which are developed together with third parties.

Negative publicity about these third parties, whether or not founded, could also harm SNS REAAL Group's reputation.

SNS REAAL Group may be exposed to failures in its risk management systems

SNS REAAL Group invests substantial time and effort in its strategies and procedures for managing not only credit risk, but also other risks, such as strategic risk, market risk, underwriting risk, liquidity risk, operational risk and conduct of business risk. These strategies and procedures could nonetheless fail or not be fully effective under some circumstances, particularly if SNS REAAL Group is confronted with risks that it has not fully or adequately identified or anticipated. Some of SNS REAAL Group's methods for managing risk are based upon observations of historical market behaviour. Statistical techniques are applied to these observations in order to arrive at quantifications of some of SNS REAAL Group's risk exposures. These statistical methods may not accurately quantify SNS REAAL Group's risk exposure if circumstances arise which were not observed in SNS REAAL Group's historical data. For example, as SNS REAAL Group offers new products or services, the historical data may be incomplete or not accurate for such new products or services. As SNS REAAL Group gains more experience it may need to make additional provisions.

If circumstances arise that SNS REAAL Group did not identify, anticipate or correctly evaluate in developing its statistical models, SNS REAAL Group 's losses could be greater than the maximum losses envisaged by SNS REAAL Group. Furthermore, the quantifications do not take all risks or market conditions into account. If the measures used to assess and mitigate risk prove insufficient, SNS REAAL Group may experience unanticipated losses.

For payment under the Notes, the Issuer may be dependant on dividend payments received from its subsidiaries

The Issuer is the holding company of the SNS REAAL Group which essentially offers banking and insurance products and services. Substantially all of the operations of SNS REAAL Group are conducted through its subsidiaries. Notes issued under the Programme will not be guaranteed by any of the Issuer's subsidiaries. In order to fulfil its payment obligations under the Notes, the Issuer may be dependant on dividend payments received from its subsidiaries. However in general, claims of creditors of SNS REAAL Group subsidiaries, including trade creditors, secured creditors and creditors holding debt and guarantees issued by those subsidiaries, and claims of holders of preferred shares (if any) in those subsidiaries will effectively have priority with respect to the assets and earnings of those subsidiaries over the claims of

creditors of the Issuer, including holders of the Notes.

The Issuer has issued guarantees

The Issuer has issued guarantees pursuant to section 403, book 2 of The Netherlands Civil Code ("**NCC**") for SNS Bank N.V. and SNS Reaal Invest N.V. and most of the wholly-owned subsidiaries of SNS Bank N.V. and SNS Reaal Invest N.V. For the subsidiaries belonging to REAAL Verzekeringen N.V. such guarantees have not been provided, with a few exceptions, including REAAL Schadeverzekeringen N.V.

The Issuer has furthermore issued guarantees in relation to (i) the sale of certain equity participations of SNS Reaal Invest N.V. and (ii) to meet the commitments of REAAL Schadeverzekeringen N.V. for specific insurance contracts entered into after 1 September 2000.

If enforced in accordance with its terms, the Issuer may be held liable under these guarantees.

RISK FACTOR RELATING TO THE CONTEMPLATED ACQUISTION OF AXA S.A.'S DUTCH INSURANCE OPERATIONS, CONSISTING OF AXA NEDERLAND B.V., WINTERTHUR VERZEKERINGEN HOLDING B.V. AND DBV HOLDING N.V.

The contemplated acquisition (the "Acquisition") of AXA S.A's Dutch insurance operations, consisting of AXA Nederland B.V., Winterthur Verzekeringen Holding B.V. and DBV Holding N.V. ("**AXA NL Combined**"), could negatively affect the business and results of SNS REAAL.
SNS REAAL will be exposed to certain risk upon completion of the acquisition, including but not limited to:
Any failure to successfully integrate the businesses of AXA NL Combined could lead to a potential loss of customers and/or key employees. This in turn could have a material adverse effect on SNS REAAL.
Unexpected risks or liabilities relating to AXA NL Combined which may exist were not identified in the due diligence investigation. Should any such risks or liabilities exist they may have a material adverse effect on SNS REAAL.
If SNS REAAL acquires AXA NL Combined, its intermediaries and customers may cease doing business with it.

RISK FACTORS REGARDING THE NOTES

In addition to the risks identified in "Risk Factors regarding SNS REAAL" above, potential investors in Notes should consider the following:

Risks related to the structure of a particular issue of Notes

A wide range of Notes may be issued under the Programme. A number of these Notes may have features which contain particular risks for potential investors. Set out below is a description of the most common such features:

Notes subject to optional redemption by the Issuer

An optional redemption feature of Notes is likely to limit their market value. During any period when the Issuer may elect to redeem Notes, the market value of those Notes generally will not rise substantially above the price at which they can be redeemed. This may also be true prior to any redemption period.

The Issuer may be expected to redeem Notes when its cost of borrowing is lower than the interest rate on the Notes. At those times, an investor generally would not be able to reinvest the redemption proceeds at an effective interest rate as high as the interest rate on the Notes being redeemed and may only be able to do so at a significantly lower rate. Potential investors should consider reinvestment risk in light of other investments available at that time.

Index Linked Notes and Dual Currency Notes

The Issuer may issue Notes with principal or interest determined by reference to an index or formula, to changes in the prices of securities or commodities, to movements in currency exchange rates or other factors (each, a "**Relevant Factor**"). In addition, the Issuer may issue Notes with principal or interest payable in one or more currencies which may be different from the currency in which the Notes are denominated. Prospective investors should be aware that:

(i) the market price of such Notes may be very volatile;

(ii) they may receive no interest;

(iii) payment of principal or interest may occur at a different time or in a different currency than expected;

(iv) they may lose all or a substantial portion of their principal;

(v) a Relevant Factor may be subject to significant fluctuations that may not correlate with changes in interest rates, currencies or other indices;

(vi) if a Relevant Factor is applied to Notes in conjunction with a multiplier greater than one or contains some other leverage factor, the effect of changes in the Relevant Factor on principal or interest payable likely will be magnified; and

(vii) the timing of changes in a Relevant Factor may affect the actual yield to investors, even if the average level is consistent with their expectations. In general, the earlier the change in the Relevant Factor, the greater the effect on yield.

Partly-paid Notes

The Issuer may issue Notes where the issue price is payable in more than one instalment. Failure to pay any subsequent instalment could result in an investor losing all of his investment.

Variable Rate Notes with a multiplier or other leverage factor

Notes with variable interest rates can be volatile investments. If they are structured to include multipliers or other leverage factors, or caps or floors, or any combination of those features or other similar related, their market values may be even more volatile than those for securities that do not include those features.

Inverse Floating Rate Interest Notes

Inverse Floating Rate Interest Notes have an interest rate equal to a fixed rate minus a rate based upon a reference rate such as EURIBOR. The market values of those Notes typically are more volatile than market values of other conventional floating rate debt securities based on the same reference rate (and with otherwise comparable terms). Inverse Floating Rate Interest Notes are more volatile because an increase in the reference rate not only decreases the interest rate of the Notes, but may also reflect an increase in prevailing interest rates, which further adversely affects the market value of these Notes.

Fixed/Floating Rate Interest Notes

Fixed/Floating Rate Interest Notes may bear interest at a rate that the Issuer may elect to convert from a fixed rate to a floating rate, or from a floating rate to a fixed rate. The Issuer's ability to convert the interest rate will affect the secondary market and the market value of the Notes since the Issuer may be expected to convert the rate when it is likely to produce a lower overall cost of borrowing. If the Issuer converts from a fixed rate to a floating rate, the spread on the Fixed/Floating Rate Interest Notes may be less favourable than then prevailing spreads on comparable Floating Rate Interest Notes tied to the same reference rate. In addition, the new floating rate at any time may be lower than the rates on other Notes. If the Issuer converts from a floating rate to a fixed rate, the fixed rate may be lower than then prevailing rates on its Notes.

Notes issued at a substantial discount or premium

The market values of securities issued at a substantial discount or premium from their principal amount tend to fluctuate more in relation to general changes in interest rates than do prices for conventional interest-bearing securities. Generally, the longer the remaining term of the securities, the greater the price volatility as compared to conventional interest-bearing securities with comparable maturities.

Issues of Subordinated Notes; limited rights to accelerate

The Issuer may issue Notes under the Programme which are subordinated to the extent described in Condition 3 of the terms and conditons for Medium Term Notes. Any such Subordinated Notes will constitute unsecured subordinated obligations of the Issuer. Subordinated Notes of one Series will rank pari passu without any preference among themselves and with all other present and future unsecured and identically subordinated obligations of the Issuer, save for those preferred by mandatory provisions of law. In the event of liquidation or bankruptcy of the Issuer or in the event of a Moratorium (as defined in aforementioned Condition 3) with respect to the Issuer, the claims of the holders of the Subordinated Notes against the Issuer will be subordinated to (a) the claims of depositors, (b) unsubordinated claims with respect to the repayment of borrowed money and (c) other unsubordinated claims. By virtue of such subordination, payments to a Subordinated Holder will, in the event of liquidation or bankruptcy of the Issuer or in the event of a Moratorium with respect to the Issuer, only be made after, and any set-off by a Subordinated Holder shall be excluded until, all obligations of the Issuer resulting from deposits, unsubordinated claims with respect to the repayment of borrowed money and other unsubordinated claims have been satisfied. A Subordinated Holder may therefore recover less than the holders of deposit liabilities or the holders of other unsubordinated liabilities of the Issuer. Furthermore, the Conditions do not

limit the amount of the liabilities ranking senior to any Subordinated Notes which may be incurred or assumed by the Issuer from time to time, whether before or after the Issue Date of the relevant Subordinated Notes.

Additional Risk Factors in relation to the Capital Securities

Optional deferral

The Issuer may at its discretion elect to defer any Payment (such term does not include principal) on the Capital Securities for any period of time subject to suspension of payment on Junior Securities and Parity Securities. Any payment deferred pursuant to the Issuer 's optional right to defer will bear interest at the Applicable Coupon Rate. See more particularly described in 'Terms and Conditions of the Capital Securities' under 4, Deferrals - (b) 'Optional Deferral of Payments' below.

Required deferral

If and when the Required Deferral Condition is met and during the period such Required Deferral Condition is continuing, the Issuer will defer further Payments (such term does not include principal) on the Capital Securities for any period of time subject to the Issuer no longer being subject to a Required Deferral Condition. Any Payments so deferred will not accrue interest. See more particularly described in 'Terms and Conditions of the Capital Securities' under 4, Deferrals – (a) 'Required Deferral of Payments' below.

Perpetual securities

The Issuer is under no obligation to redeem the Capital Securities at any time and the Holders have no right to call for their redemption. The Issuer may from time to time, in connection with the issue of a series of Capital Securities, enter into a replacement capital covenant for the benefit of one or more designated series of debt securities. A replacement capital covenant would permit the Issuer to redeem such series of Capital Securities only to the extent it has raised sufficient net proceeds from the issuance of qualifying securities. See Condition 7(a) in the Terms and Conditions of the Capital Securities for a summary of the terms of such a replacement capital covenant.

Status, Subordination and Ranking

The Capital Securities constitute direct, unsecured, subordinated securities of the Issuer and rank *pari passu* without any preference among themselves. The rights and claims of the Holders under the Capital Securities are subordinated to the claims of Senior Creditors of the Issuer, present and future. On a winding-up (*faillissement of vereffening na ontbinding*) of the Issuer, the Capital Securities will rank in priority to distributions on all classes of share capital of the Issuer and will rank *pari passu* with each other and among themselves, but will be subordinated in right of payment to the claims of Senior Creditors of the Issuer, present and future.

The Capital Securities are exclusive obligations of the Issuer. The Issuer is a holding company and

conducts substantially all of its operations through its subsidiaries which own substantially all of its operating assets. Its subsidiaries are separate and distinct legal entities, and have no obligation to pay any amounts due or to provide the Issuer with funds to meet any payment obligations that arise thereunder. The Issuer's right to receive any assets of any of its subsidiaries, as an equity holder of such subsidiaries, upon their liquidation or reorganization, and therefore the right of the holders of Capital Securities to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including obligations to policyholders.

"**Senior Creditors**" means present and future creditors of the Issuer:

(i) who are unsubordinated creditors of the Issuer, or

(ii) whose claims are, or are expressed to be, subordinated (whether only in the event of the winding-up (*faillissement of vereffening na ontbinding*) of the Issuer or otherwise) to the claims of unsubordinated creditors of the Issuer, but not further or otherwise; or

(iii) who are subordinated creditors of the Issuer other than those whose claims are, or are expressed to rank, *pari passu* with, or junior to, the claims of the Holders.

Redemption risk

Upon the occurrence of certain specified tax or regulatory events, or the exercise of an issuer call, the Capital Securities may be redeemed at their principal amount together with any Outstanding Payments (as defined in 'Terms and Conditions of the Capital Securities' under 20, 'Definitions'), subject as provided in 'Terms and Conditions of the Capital Securities' under 7, 'Redemption and Purchases'.

Alteration of terms upon a Regulatory Event

Upon the occurrence of a Regulatory Event, the terms of the Capital Securities will be automatically altered so to reflect that they have become Altered Capital Securities which for International Financial Reporting Standards ("**IFRS**") purposes are classified as equity applying the current IFRS standards. See 'Terms and Conditions of the Capital Securities' – 8, 'Alteration of terms upon a Regulatory Event'.

If the terms of the Capital Securities are so altered, the Altered Capital Securities that a Holder will then hold will have different rights than those applicable to the Capital Securities and such rights are less favourable to Holders than those that apply to the Capital Securities, provided that in a winding-up of the Issuer the Altered Capital Securities will in any case have the same ranking as the Capital Securities.

No limitation on issuing debt

There is no restriction on the amount of debt which the Issuer may issue which ranks senior to the Capital Securities or on the amount of securities which the Issuer may issue which ranks *pari passu* with the Capital Securities. The issue of any such debt or securities may reduce the amount recoverable by

Holders on a winding-up (*faillissement of vereffening na ontbinding*) of the Issuer and may increase the likelihood of a deferral of Payments under the Capital Securities.

Use of the Alternative Coupon Satisfaction Mechanism to satisfy Deferred Coupon Payments may be subject to caps

The Issuer may satisfy Deferred Coupon Payments only by means of issuing Ordinary Shares in accordance with Condition 6. The ability of the Issuer to satisfy Deferred Coupon Payments by means of issuing Ordinary Shares may be subject to a cap on the issue of such Ordinary Shares during predefined periods of time, as referred to in Condition 6(a) and, if applicable, as specified in the relevant Final Terms in relation to any Capital Securities. Consequently, if at any time when any Deferred Coupon Payment fails to be satisfied as a result of the Issuer having reached the Ordinary Shares Threshold, if applicable, the Issuer will not be able to satisfy such Deferred Coupon Payment until the expiry of the relevant ACSM Cap Period. In addition, if at the end of any ACSM Settlement Period in respect of any Deferred Coupon Payment the Issuer has been unable to make full payment of such Deferred Coupon Payment in accordance with the Alternative Coupon Satisfaction Mechanism, the obligations of the Issuer to satisfy the Coupon Payment that was deferred at the beginning of such ACSM Settlement Period shall, to the extent not already settled under the ACSM, be cancelled, and Holders of the Capital Securities will have no claim in respect thereof. Furthermore, in the event of a winding-up of the Issuer, if the Final Terms in relation to any Capital Securities indicate that the Ordinary Shares Threshold is applicable, if any part of a Deferred Coupon Payment remains unsettled as a result of the Issuer having reached the Ordinary Shares Threshold during the ACSM Cap Period preceding wind up, then the Holders of the Capital Securities will have no claim in respect of such unsettled Deferred Coupon Payment.

Availability of shares

If the Issuer is to make a payment using the Alternative Coupon Satisfaction Mechanism (which is mandatory if it concerns Deferred Coupon Payments and which the Issuer may elect to do in other cases) and has an insufficient number of Ordinary Shares available for issue, then the Issuer's payment obligation shall be suspended to the extent of such insufficiency until such time as sufficient shares are available to satisfy all or part of the suspended payment obligation, as more particularly described in 'Terms and Conditions of the Capital Securities' under 6, Alternative Coupon Satisfaction Mechanism – (d) 'Reservation and Insufficiency of Ordinary Shares'.

Market Disruption Event

If, in the event the Alternative Coupon Satisfaction Mechanism is applied (which is mandatory if it concerns Deferred Coupon Payments and which the Issuer may elect to do in other cases), in the opinion of the Issuer a Market Disruption Event in respect of its Ordinary Shares exists, the payment to Holders may be deferred until the cessation of such market disruption, as more particularly described in 'Terms and Conditions of the Capital Securities' under 6, Alternative Coupon Satisfaction Mechanism – (e) 'Market Disruption'. Any such deferred payments shall bear interest at the Applicable Coupon Rate if the Market Disruption Event continues for 14 days or more.

Restricted remedy for non-payment

The sole remedy against the Issuer available to any Holder for recovery of amounts owing in respect of any Payment or principal in respect of the Capital Securities will be the institution of proceedings for the winding-up (*faillissementsprocedure*) of the Issuer and/or proving in such winding-up.

Set-off

Subject to applicable law, no Holder may exercise or claim any right of set-off in respect of any amount owed to it by the Issuer arising under or in connection with the Capital Securities and each Holder shall, by virtue of being the holder of any Capital Security, be deemed to have waived all such rights of set-off.

Risks related to the Notes generally

Set out below is a brief description of certain risks relating to the Notes generally:

Modification, waivers and substitution

The conditions of the Notes contain provisions for calling meetings of Noteholders to consider matters affecting their interests generally. These provisions permit defined majorities to bind all Noteholders including Noteholders who did not attend and vote at the relevant meeting and Noteholders who voted in a manner contrary to the majority.

The conditions of the Notes also provide that the Agent may, without the consent of Noteholders, agree to (i) any modification (not being a modification requiring the approval of a meeting of Noteholders) of any of the provisions of Notes which is not materially prejudicial to the interests of the Noteholders or (ii) any modification of the Notes which is of a formal, minor or technical nature or is made to correct a manifest error or to comply with mandatory provisions of law or (iii) the substitution of another company as principal debtor under any Notes in place of the Issuer, in the circumstances described in Condition 17 of the conditions of the Notes.

EU Savings Directive

If, following implementation of the Directive on the taxation of savings income (see "Taxation – EU Savings Directive" below), a payment were to be made or collected through a Member State which has opted for a withholding system and an amount of, or in respect of tax were to be withheld from that payment, neither the Issuer nor any Paying Agent nor any other person would be obliged to pay additional amounts with respect to any Note as a result of the imposition of such withholding tax. If a withholding tax is imposed on payment made by a Paying Agent following implementation of the Directive, the Issuer will be required to maintain a Paying Agent in a Member State that will not be obliged to withhold or deduct tax pursuant to the Directive.

Tax consequences of holding the Notes

Potential investors should consider the tax consequences of investing in the Notes and consult their tax adviser about their own tax situation. See also "Taxation".

Notes held in global form

The Notes will initially be held by a common depositary on behalf of Euroclear and/or Clearstream, Luxembourg or by Euroclear Nederland, in each case in the form of a global Note which will be exchangeable for definitive Notes in limited circumstances as more fully described in the section headed "Form of the Notes" below. For as long as any Notes are represented by a global Note held by a common depositary in the case of a CGN, or a common safekeeper in the case of an NGN, on behalf of Euroclear and/or Clearstream, Luxembourg, payments of principal, interest (if any) and any other amounts on a global Note will be made through Euroclear and/or Clearstream, Luxembourg (as the case may be) against presentation or surrender (as the case may be) of the relevant global Note and, in the case of a Temporary Global Note, certification as to non-U.S. beneficial ownership. The bearer of the relevant global Note, being the common depositary for Euroclear and/or Clearstream, Luxembourg or Euroclear Nederland, shall be treated by the Issuer and any Paying Agent as the sole holder of the relevant Notes represented by such global Note with respect to the payment of principal, interest (if any) and any other amounts payable in respect of the Notes.

In relation to any issue of Notes which have a denomination of €50,000 (in such case defined as the minimum "**Specified Denomination**") plus a higher integral multiple of another smaller amount, it is possible that the Notes may be traded in amounts in excess of €50,000 (or its equivalent) that are not integral multiples of €50,000 (or its equivalent). In such a case a Noteholder who, as a result of trading such amounts, holds a principal amount of less than the minimum Specified Denomination (a "**Stub Amount**") may not receive a definitive Note in respect of such holding (should definitive Notes be printed) and would need to purchase a principal amount of Notes such that its holding amounts to a Specified Denomination. As long as the Stub Amount is held in the relevant clearing system, the Noteholder will be unable to transfer this Stub Amount.

Notes which are represented by a global Note will be transferable only in accordance with the rules and procedures for the time being of Euroclear and/or Clearstream, Luxembourg or Euroclear Nederland, as the case may be.

Nominee Arrangements

Where, in the case of an issue of Notes a nominee service provider is used by an investor to hold the relevant Notes or such investor holds interests in any Series of Notes through accounts with a clearing system (such as Euroclear, Clearstream, Luxembourg or Euroclear Nederland), such investor will receive payments in respect of principal, interest, (if any) or any other amounts due, as applicable, solely on the basis of the arrangements entered into by the investor with the relevant nominee service provider or clearing system, as the case may be. Furthermore, such investor must rely on the relevant nominee service provider or clearing system to distribute all payments attributable to the relevant Notes which are received from the Issuer. Accordingly, such an investor will be exposed to the credit risk of, and default

risk in respect of, the relevant nominee service provider or clearing system, as well as the Issuer.

For the purposes of (a) distributing any notices to Noteholders, and (b) recognising Noteholders for the purposes of attending and/or voting at any meetings of Noteholders, the Issuer will recognise as Noteholders only those persons who are at that time shown as accountholders in the records of Euroclear and/or Clearstream, Luxembourg or Euroclear Nederland as persons holding a principal amount of the relevant Series of Notes. Accordingly, an investor must rely upon the nominee service provider which is the accountholder with the relevant clearing system through which the investor made arrangements to invest in the Notes (and, if applicable, the domestic clearing system through which the Notes are held), to forward notices received by it from Euroclear and/or Clearstream, Luxembourg or Euroclear Nederland and to return the investor's voting instructions or voting certificate application to Euroclear and/or Clearstream, Luxembourg or Euroclear Nederland. Accordingly, such an investor will be exposed to the risk that the relevant nominee service provider or clearing system may fail to pass on the relevant notice to, or fail to take relevant instructions from, the investor.

In addition, such a Noteholder will only be able to sell any Note held by it prior to its stated maturity date with the assistance of the relevant nominee service provider.

None of the Issuer, the Arranger, any Dealer to be appointed under the Programme or the Agent shall be responsible for the acts or omissions of any relevant nominee service provider or clearing system nor makes any representation or warranty, express or implied, as to the services provided by any relevant nominee service provider or clearing system.

Change of law and jurisdiction

The conditions of the Notes are governed by Dutch law in effect as at the date of this Prospectus. No assurance can be given as to the impact of any possible change to Dutch law or administrative practice after the date of this Prospectus.

Prospective investors should note that the courts of The Netherlands shall have non-exclusive jurisdiction in respect of any disputes involving any Series of Notes. Noteholders may take any suit, action or proceedings arising out of or in connection with the Notes against the Issuer in any court of competent jurisdiction. The laws of The Netherlands may be materially different from the equivalent law in the home jurisdiction of prospective investors in its application to the Notes.

Risks related to the market generally

Set out below is a brief description of the principal market risks, including liquidity risk, exchange rate risk, interest rate risk and credit risk:

The secondary market generally

Notes may have no established trading market when issued, and one may never develop. If a market does develop, it may not be very liquid. Therefore, investors may not be able to sell their Notes easily or at

prices that will provide them with a yield comparable to similar investments that have a developed secondary market. This is particularly the case for Notes that are especially sensitive to interest rate, currency or market risks, are designed for specific investment objectives or strategies or have been structured to meet the investment requirements of limited categories of investors. These types of Notes generally would have a more limited secondary market and more price volatility than conventional debt securities. Illiquidity may have a severely adverse effect on the market value of Notes.

Exchange rate risks and exchange controls

The Issuer will pay principal and interest on the Notes in the Specified Currency. This presents certain risks relating to currency conversions if an investor's financial activities are denominated principally in a currency or currency unit (the "**Investor's Currency**") other than the Specified Currency. These include the risk that exchange rates may significantly change (including changes due to devaluation of the Specified Currency or revaluation of the Investor's Currency) and the risk that authorities with jurisdiction over the Investor's Currency may impose or modify exchange controls. An appreciation in the value of the Investor's Currency relative to the Specified Currency would decrease (1) the Investor's Currency-equivalent yield on the Notes, (2) the Investor's Currency-equivalent value of the principal payable on the Notes and (3) the Investor's Currency-equivalent market value of the Notes.

Government and monetary authorities may impose (as some have done in the past) exchange controls that could adversely affect an applicable exchange rate. As a result, investors may receive less interest or principal than expected, or no interest or principal.

Interest rate risks

Investment in Fixed Rate Interest Notes involves the risk that subsequent changes in market interest rates may adversely affect the value of the Fixed Rate Interest Notes.

Credit ratings may not reflect all risks

One or more independent credit rating agencies may assign credit ratings to the Notes. The ratings may not reflect the potential impact of all risks related to structure, market, additional factors discussed above, and other factors that may affect the value of the Notes. A credit rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn by the rating agency at any time.

Return on an investment in Notes will be affected by charges incurred by investors

An investor's total return on an investment in any Notes will be affected by the level of fees charged by the nominee service provider and/or clearing system used by the investor. Such a person or institution may charge fees for the opening and operation of an investment account, transfers of Notes, custody services and on payments of interest, principal and other amounts. Potential investors are therefore advised to investigate the basis on which any such fees will be charged on the relevant Notes.

Legal investment considerations may restrict certain investments

The investment activities of certain investors are subject to legal investment laws and regulations, or

review or regulation by certain authorities. Each potential investor should consult its legal advisers to determine whether and to what extent (1) Notes are legal investments for it, (2) Notes can be used as collateral for various types of borrowing and (3) other restrictions apply to its purchase or pledge of any Notes. Financial institutions should consult their legal advisers or the appropriate regulators to determine the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

General risks

The value of the Notes may be influenced by national and international political, economical, social, environmental circumstances and developments.

CERTAIN NOTICES TO INVESTORS

RESPONSIBILITY STATEMENT

Only the Issuer accepts responsibility for the information contained in this Prospectus. The Issuer declares that, having taken all reasonable care to ensure that such is the case, the information contained in this Prospectus is, to the best of its knowledge, in accordance with the facts and contains no omission likely to affect its import.

NOTICE

This Prospectus should be read and understood in accordance with any amendment or supplement hereto and with any other documents incorporated herein by reference. Full information on the Issuer and any Series or Tranche of Notes is only available on the basis of the combination of this Prospectus and the relevant Final Terms.

The Issuer has undertaken with the Dealers to furnish a supplement to this Prospectus in case of any significant new factor, material mistake or inaccuracy relating to the information contained in this Prospectus which is capable of affecting the assessment of the Notes and which arises or is noticed between the time when this Prospectus has been approved and the final closing of any Tranche of Notes offered to the public or, as the case may be, when trading of any Tranche of Notes on a regulated market begins, in respect of Notes issued on the basis of this Prospectus.

No person has been authorised to give any information or to make any representation not contained in or not consistent with this Prospectus, any amendment or supplement thereto, any document incorporated by reference herein, or the applicable Final Terms, or any other information supplied in connection with the Programme or the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer, the Arranger or any Dealer.

This Prospectus is valid for 12 months following its Publication Date and this Prospectus and any amendment or supplement hereto as well as any Final Terms reflect the status as of their respective dates of issue. The delivery of this Prospectus or any Final Terms and the offering, sale or delivery of any Notes shall not in any circumstances imply that the information contained in such documents is correct at any time subsequent to their respective dates of issue or that there has been no adverse change in the financial situation of the Issuer since such date or that any other information supplied in connection with the Programme or the Notes is correct at any time subsequent to the date on which it is supplied or, if different, the time indicated in the document containing the same. The Arranger and any Dealer expressly do not undertake to review the financial condition or affairs of the Issuer during the life of the Programme. Investors should review, inter alia, the most recent financial statements of the Issuer when deciding whether or not to purchase any Notes.

Neither this Prospectus nor any other information supplied in connection with the Programme (i) is

intended to provide the basis of any credit or other evaluation or (ii) should be considered as a recommendation by the Issuer, the Arranger or any Dealer that any recipient of this Prospectus or any other information supplied in connection with the Programme should purchase any Notes. Accordingly, no representation, warranty or undertaking, express or implied, is made by the Arranger or any Dealer in their capacity as such. Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

(i) have sufficient knowledge and experience to make a meaningful evaluation of the Notes, the merits and risks of investing in the Notes (including an evaluation of the financial condition, creditworthiness and affairs of the Issuer) and the information contained or incorporated by reference in this Prospectus, the relevant Final Terms and any supplements;

(ii) have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in the Notes and the impact the Notes will have on its overall investment portfolio;

(iii) have sufficient financial resources and liquidity to bear all of the risks of an investment in the Notes, including Notes with principal or interest payable in one or more currencies, or where the currency for principal or interest payments is different from the potential investor's currency;

(iv) understand thoroughly the terms of the Notes and be familiar with the behaviour of any relevant indices and financial markets; and

(v) be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks (including, without limitation, those described in "Risk Factors" in this Prospectus).

Some Notes are complex financial instruments. Sophisticated institutional investors generally do not purchase complex financial instruments as stand-alone investments. They purchase complex financial instruments as a way to reduce risk or enhance yield with an understood, measured, appropriate addition of risk to their overall portfolios. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

The distribution of this Prospectus and any Final Terms and the offer or sale of Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Prospectus or any Final Terms come must inform themselves about, and observe, any such restrictions. See "Subscription and Sale" below.

This Prospectus may only be used for the purpose for which it has been published.

This Prospectus and any Final Terms do not constitute an offer or an invitation to subscribe for or purchase any Notes.

This Prospectus and any Final Terms may not be used for the purpose of an offer or solicitation by anyone

in any jurisdiction in which such offer or solicitation is not authorised or to any person to whom it is unlawful to make such offer or solicitation. None of the Issuer, the Arranger and the Dealers represent that this Prospectus may be lawfully distributed, or that Notes may be lawfully offered, in compliance with any applicable registration or other requirements in any jurisdiction other than in certain Member States of the EEA of which the competent authorities have obtained a notification within the meaning of article 18 of the Prospectus Directive, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the Issuer, the Arranger or any Dealer appointed under the Programme which would permit a public offering of the Notes or distribution of this document in any jurisdiction where action for that purpose is required, other than in certain Member States of the EEA.

In connection with the issue of any Series or Tranche of Notes, the Dealer or Dealers (if any) named as the Stabilising Manager(s) in the applicable Final Terms (or persons acting on behalf of any Stabilising Manager(s)) may over-allot Notes (provided that, in the case of any Series or Tranche of Notes to be listed on the regulated market of any stock exchange within the European Union, the aggregate principal amount of Notes allotted does not exceed 105 per cent. of the aggregate principal amount of the relevant Series or Tranche) or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) (or persons acting on behalf of a Stabilising Manager) will undertake stabilisation action. Any stabilisation action may begin at any time after the adequate public disclosure of the final terms of the offer of the relevant Series or Tranche of Notes and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Series or Tranche of Notes and 60 days after the date of the allotment of the relevant Series or Tranche of Notes. Such stabilising shall be in compliance with all applicable laws and regulations. Any loss resulting from any such over-allotment or stabilisation shall be borne, and any net profit arising therefrom shall be retained, by the relevant Stabilising Manager for its own account.

SNS REAAL N.V.

Incorporation

SNS REAAL N.V. ("**the Company**") is a public limited liability company (*naamloze vennootschap*) established under the laws of The Netherlands and was incorporated on 25 May 1987. The Company is registered in the Commercial Register of the Utrecht Chamber of Commerce under number 16062627 with SNS REAAL N.V. and SNS REAAL as its commercial names (*handelsnamen*). Its registered office is at Croeselaan 1, 3521 BJ Utrecht. The telephone number of the Company is +31 (0)30 291 5200.

The articles of association of the Company were lastly amended by notarial deed executed on 21 May, 2007 before mr. P Klemann, civil law notary practising in Amsterdam, on the draft of which deed the Ministerial certificate that there have appeared no objections was granted with number 319.435.

The objects of the Company according to its articles of association are to participate in, to conduct the management and administration of and to finance other business enterprises of whatever nature and to invest and manage capital. Furthermore, the Company may guarantee liabilities of other companies with which it is connected in a group. The Company generally operates under Dutch law, be it that it has entered into and operates under, and may enter into and operate under, agreements which are not governed by Dutch law.

Ownership

SNS REAAL is the result of a merger in May 1997 between SNS Groep N.V. (primarily a banking group) and Reaal Groep N.V. (primarily an insurance group). As of 27 July 2005 all of the shares issued by SNS REAAL were held by Stichting Beheer SNS REAAL. Prior thereto all but one of the shares issued by SNS REAAL were held by Stichting Administratiekantoor SNS Reaal, a trust office. All of the non-voting depositary receipts issued by Stichting Administratiekantoor SNS Reaal and one priority share issued by SNS REAAL were owned by Stichting Beheer SNS REAAL.

SNS REAAL believed that the certification of its shares was no longer in line with the spirit of our times as reflected by the Dutch Corporate Governance Code (Code Tabaksblat), among other things. SNS REAAL has therefore decided to deregister the depositary receipts. Stichting Administratiekantoor SNS Reaal has ceased to exist, after decertification of the shares. The priority share was converted into one ordinary share by amendment of the articles of association of SNS REAAL on 3 May 2006. SNS REAAL's share capital is currently only divided into ordinary shares.

On 18 May 2006 the ordinary shares ("**Shares**") of SNS REAAL were listed on Eurolist by Euronext Amsterdam as part of the IPO of SNS REAAL. The IPO consisted of an offering by SNS REAAL of 24,496,210 new Shares and an offering by the selling shareholder, Stichting Beheer SNS REAAL, of 45,492,962 existing Shares. On 22 May 2006, the underwriters of the IPO, fully exercised the over-allotment option to require the selling shareholder, Stichting Beheer SNS REAAL, to sell an additional 10,498,376 existing ordinary Shares. Stichting Beheer SNS REAAL owns approximately 65.5% of SNS

REAAL's outstanding share capital after the exercise of the over-allotment option. The total number of ordinary shares offered in the course of the IPO was therefore 80,487,548, consisting of 24,496,210 new ordinary shares and 55,991,338 existing ordinary shares. Immediately after the IPO, SNS REAAL had 233,297,240 ordinary shares outstanding.

Due to several rounds of stock dividends paid out, the number of ordinary shares of SNS REAAL outstanding as of 6 June 2007 was 237,343,876.

SNS REAAL raised approximately € 416 million of gross proceeds from the IPO. The net proceeds from the offering were used for the acquisition of Bouwfonds Property Finance B.V. (renamed to SNS Property Finance B.V.).

On 13 June 2007, SNS REAAL launched an equity offering of new ordinary shares of € 350 million to partly fund the acquisition of AXA S.A' Dutch insurance operations consisting of AXA Nederland B.V., Winterthur Verzekeringen Holding B.V. and DBV Holding N.V..
Upon request of the Executive Board of SNS REAAL, Stichting Beheer SNS REAAL shall sell up to € 200 milion of existing ordinary shares, to increase the free float and thereby the liquidity in SNS REAAL shares. In addition, Stichting Beheer SNS REAAL has granted the underwriters an over-allotment option pursuant to which the underwriters may require Stichting Beheer SNS REAAL to sell at the same offer price up to € 50 milion additional existing shares held by it, to cover over-allotments, if any. Proceeds of the sale of the existing shares will accrue to Stichting Beheer SNS REAAL.
On 22 June 2007, SNS REAAL announced that it will issue 21,212,121 shares at an issue price of € 16.50 per share. Stichting Beheer SNS REAAL announced on 22 June 2007 that it will sell 12,121,212 shares in the capital of SNS REAAL at a price of € 16.50 per share. Stichting Beheer SNS REAAL owns approximately 55.4% of SNS REAAL's outstanding share capital after the sale of shares. Exercise of the over-allotment option may dilute Stichting Beheer SNS REAAL's current shareholding further.


Stichting Beheer SNS REAAL
55.4%
SNS REAAL N.V.
SNS Bank N.V
SNS Asset Management N.V.
REAAL Verzekeringen N.V.
SNS Reaal Invest N.V.

Board of Directors

S. van Keulen, *Chairman*
C.H. van den Bos
M.W.J. Hinssen
R.R. Latenstein van Voorst, *Chief Financial Officer*

Supervisory Board

The names and major functions or affiliations, besides their participation within the SNS REAAL Group, of the members of the supervisory board are as follows:

J.L. Bouma, *Chairman*	Former Professor of Business Economics, University of Groningen;
Mr. H.M. van de Kar, *Deputy-Chairman*	University lecturer at the tax-economics faculty at Leiden University;
Mr. J.V.M. van Heeswijk	Former managing director of Geveke N.V.;
Mr. S.C.J.J. Kortmann	Professor in Civil Law, University of Nijmegen ;
Mr. R.J. van de Kraats	CFO and deputy-chairman of the Randstad Holding N.V.;
Mr. J.E. Lagerweij	General managing director of Sperwer Group; and
Mr. H. Muller	Former Federation Executive and Treasurer of the Trade Union Federation FNV

All members of the Supervisory Board and the Board of Directors have elected domicile at the registered office of the Company.

Audit Committee

The Audit Committee of the Company consists of 3 members, all members of the supervisory board of the Company:
Mr. J.V.M. van Heeswijk
Mr. R.J. van de Kraats
Mr. Van de Kar

The Audit Committee has obtained a mandate from the Supervisory Board to prepare the meetings of the Supervisory Board in collaboration with the Board of Directors. In addition, the Audit Committee has the mandate to supervise the main developments in the field of financial reporting, tax, funding and finance, risk management and to monitor the relationship with the external accountants of the Company.

Corporate Governance

The Dutch Corporate Governance Code (the "**Code Tabaksblat**") applies to companies of which the shares are listed on a recognized stock exchange. The Code Tabaksblat applies to SNS REAAL.

Conflicts of interest

The Code Tabakblat's premise is that a member of a Supervisory Board of a company is not independent if he is also member of an executive board of a legal entity that holds at least ten percent of the shares in such company. Stichting Beheer SNS REAAL (the "**Stichting**") holds more than 10 % of the shares of SNS REAAL. Two of the eight members of the Supervisory Board of SNS REAAL (Mr. H. Muller and Mr. S.C.J.J. Kortmann) are also members of the executive board of the Stichting. Although the majority of the members of the Supervisory Board is therefore independent, two members do not qualify according to the above description. SNS REAAL is of the opinion that the nature and aims of its majority shareholder can and should be distinguished from majority shareholders of many other companies. The majority shareholder of SNS REAAL is a 'stichting', which thus has no members or shareholders, and whose role is limited. The Stichting's mission is inter alia to represent the interests of SNS REAAL. This objective is among others anchored in the Stichting's Articles of Association. The members of the Supervisory Board of SNS REAAL are also beholden from acting in the interest of the company and its affiliates. Given this, SNS REAAL sees no reason to change the current situation.

Depending on the specific circumstances, a situation may arise in which two members of the Supervisory Board which are also member of the board of the Stichting may have a conflict of interest with regard to certain topics or transactions, in connection with their position in the Stichting's management. SNS REAAL believes that such a conflict of interest, in view of the specific objectives of the Stichting, will rarely come to pass. For those reasons, it has been decided that the two members of the Supervisory Board which are also member of the board of the Stichting shall not participate in discussions of the Supervisory Board with respect to or decide on agreements between SNS REAAL and the Stichting.

External Accountant

KPMG Accountants N.V., with registered offices in Amstelveen, has been appointed as external accountant to the Company. KPMG Accountants N.V. is a member of the Dutch Institute for Chartered Accountants (*NIvRA*).

Rating Agencies

The Company has been rated by independent rating agencies Moody's and Standard & Poors. The most recently published reports by these rating agencies, expressing opinions on any of the ratings assigned to the Company, will be made available on www.snsreaal.com under the heading "Investor relations".

Company Profile

SNS REAAL Group is an innovative banking and insurance provider with total assets of almost €80 billion and more than 5,200 employees (in FTEs). It serves its private and business clients primarily through its main brands of SNS Bank N.V. ("**SNS Bank**") and REAAL Verzekeringen N.V. ("**REAAL Verzekeringen**"). SNS Bank serves its clients through its own branch offices, independent intermediaries, the internet and the telephone. REAAL Verzekeringen markets its products and services primarily through independent intermediaries.

SNS REAAL Group attaches great value to the principle of socially responsible – or ethical – business

practice. This is demonstrated, for instance, by the development of sustainable savings, investment and insurance products, conducting specialised social research and sponsoring at national, regional and local levels.

SNS Bank

The banking activities of SNS REAAL Group are conducted through SNS Bank and its subsidiaries. SNS Bank offers a broad scale of financial products to private customers and to small and medium sized companies. With the acquisition of SNS Property Finance B.V. SNS Bank gained access to customers in the property finance market. In addition to distribution via its branch network, other forms of distribution have been developed in order to increase efficiency and to establish a full national coverage. Internet distribution of the main financial products is fully operational. Subsidiaries of SNS Bank like BLG Hypotheken, ASN Bank and CVB Bank, operate in niche markets or via specific distribution.

Mortgage loans

At year-end 2006 the mortgage portfolio of SNS REAAL Group amounted to €44.9 billion of which 12.9 billion has been securitised under IFRS, the securitised portfolio is stated in the balance sheet. The market share – measured in the number of new mortgages – came to 8.0% (2005: 8.8%).

Retail banking

SNS Bank offers its private clients a full range of banking products and services. In addition to banking and securities products, also insurance products of the insurers within SNS REAAL Group are offered through the network of SNS Bank. An integrated back-office system enables the organisation to focus on the entire financial planning and other needs of its retail client base.

Corporate banking

SNS Bank's corporate banking operations are primarily focused on the small and medium sized business sector. SNS Bank's strategy for this market focuses on expansion, with profitability given priority over volume. SNS Bank is looking to increase its portfolio by building on its existing network. Because an integrated range of financial services is important to this market, SNS Bank N.V. works closely together with the business unit for corporate clients within the insurance arm of SNS REAAL Group.

Financial market activities

SNS Securities N.V. is a 100% subsidiary of SNS Bank, which is active as broker in Dutch equities, fixed income products and related derivatives. SNS Bank has a wide network of (inter)national contacts and a long experience in this business area. SNS Financial Markets, a business unit of SNS Bank, is responsible for all funding and treasury operations. Its activities comprise of public and private bond issuance, taking and placing interbank deposits and hedging interest rate exposure.

SNS Asset Management N.V., an affiliate and former business unit of SNS Bank, is a recognised specialist in sustainability-focused asset management. It manages a number of portfolios of sustainability-focused institutions, pension funds and other institutional investors, and the portfolios of SNS Beleggingsfondsen

N.V. and ASN Beleggingsfondsen N.V. In addition, SNS Asset Management primarily manages the investment portfolio of REAAL Verzekeringen. As of 28 December 2006, SNS Asset Management has been repositioned from its position within SNS Bank to a separate direct subsidiary of SNS REAAL.

As of 1 December 2006 SNS Property Finance B.V. ("**SNS PF**"), renamed from Bouwfonds Property Finance B.V., is a 100% subsidiary of SNS Bank. SNS PF operates in the mortgage backed commercial (business-to-business) market, which includes real estate project finance, lease finance and real estate investment finance. Commercial property finance activities of SNS Bank will be integrated into SNS PF. With SNS PF, SNS Bank has gained a leading position in the property finance market in The Netherlands, in which it has been active for several years. SNS PF generates approximately 77% of its income in The Netherlands with the remaining 23% being generated by international activities consisting primarily of property finance for Dutch clients abroad. The commercial property finance activities abroad take place in Belgium, Germany, France, Spain, Sweden, Denmark, the United States of America, Canada, Portugal, Italy, the United Kingdom and Luxembourg. In 2006, the international market for property finance grew steadily, boosted by ongoing demand from the investment market. The total of outstanding loans of SNS PF grew from €3.5 billion to €3.8 billion (+ 8%) as of end 2006.

REAAL Verzekeringen

REAAL Verzekeringen targets the sale through intermediaries (indirect distribution) of insurance, banking and investment products for the private and business markets. It is renowned for the quality of its product packages and its high level of service. In insurance, REAAL Verzekeringen focuses on life insurance, with non-life insurance in a supporting or parallel role.

REAAL Verzekeringen attaches great value to synergy-increasing and cross selling activities, which can be realised through intra-group cooperation. Furthermore REAAL Verzekeringen introduced an integrated financial services package based on financial planning, with a banking-oriented product. For intermediaries, this concept offers excellent prospects for high-quality consultancy work. Clients can follow the value growth of their portfolio on the Internet any time they may wish.

SNS Reaal Invest

SNS Reaal Invest N.V. ("**SNS Reaal Invest**") is a subsidiary of the Company which supports financial activities within SNS REAAL Group. In 2003 it was announced that SNS Reaal Invest would gradually be wound down. As a result, SNS Reaal Invest maintains strategic and non-strategic divisions, a categorisation that depends on whether an activity is considered to be essential for the support of the banking or insurance operations. Strategic investments have been regrouped either under SNS Bank or REAAL Verzekeringen. Non-strategic investments have been or will be divested or kept to maximize their return on investment.

Supervision

Currently the Company itself is not regulated directly, but as the holding company of a group of licensed banks and insurance companies, it is subject to the supervision which the Dutch Central Bank (*De*

Nederlandsche Bank, "**DNB**") exercises on a consolidated level. The implementation in The Netherlands of Directive 2002/87/EC of 16 December 2002 on the supplementary supervision of credit institutions, insurance undertakings and investment firms in a financial conglomerate (the "**Financial Conglomerates Directive**") in Chapter 3.6 of the Wft has resulted in the Company becoming subject to new regulatory requirements as of 1 January 2007. The Financial Conglomerates Directive introduces supplementary supervision of banking, insurance and investment activities carried out in a financial conglomerate. The rules relate to capital adequacy, risk concentration, intra-group transactions, internal control mechanisms and risk management processes. The rules are partly directed at the regulated entities within the conglomerate (although some of the rules relate to the conglomerate as a whole) and partly at the mixed financial holding company heading up the conglomerate, such as the Company.

Prior thereto the Company was not regulated directly, but as the holding company of a group of licensed credit institutions and insurance companies, it was subject to the supervision which DNB exercises on a consolidated level. The principles of this consolidated supervision were laid down in a protocol dated 12 October 1999 (*Protocol De Nederlandsche Bank N.V./Verzekeringskamer*) between the Dutch Central Bank and the (former) Pensions and Insurance Chamber. This protocol provided, among other things, for information and reporting requirements applicable to the Company regarding the solvency of SNS REAAL.

Within SNS REAAL Group the following subsidiaries of SNS REAAL hold licences under the Wft:

- Licensed banks:
  - SNS Bank N.V.
  - CVB Bank N.V.
  - Algemene Spaarbank voor Nederland ASN N.V.
  - SNS Property Finance B.V.
- Licensed insurance companies:
  - REAAL Levensverzekeringen N.V.
  - REAAL Schadeverzekeringen N.V.
  - Proteq levensverzekeringen N.V.
  - Proteq schadeverzekeringen N.V.
- Licensed investment companies:
  - SNS Individual Account Management B.V.
  - SNS Securities N.V.
  - SNS Asset Management N.V.
- Licensed fund management companies:
  - SNS Beleggingsfondsen Beheer B.V.
  - ASN Beleggingsinstellingen Beheer B.V.

Both fund management companies mainly manage "umbrella funds" (SNS Beleggingsfondsen N.V. and ASN Beleggingsfondsen N.V.), which do not form part of SNS REAAL.

Recent developments

On 14 May 2007 SNS Bank and ING Bank signed a purchase agreement for the acquisition of Regio Bank by SNS Bank. Regio Bank offers mortgage and savings products through 380 independent intermediaries throughout The Netherlands. At year-end 2006, Regio Bank had a mortgage portfolio of €2.0 billion and savings deposits of €3.0 billion. SNS Bank wants to combine the activities of CVB Bank and Regio Bank under the name of SNS Regio Bank. This will generate a leading franchise position in banking products in The Netherlands, with more than 800 intermediaries, a mortgage portfolio of €5.3 billion and a portfolio of savings of €4.7 billion. This acquisition will raise the total mortgage portfolio of SNS Bank by 5% and its market share of the savings market will increase by at least 1 percentage point. All projections are based on figures current at year-end.

On 3 June 2007, the Company entered into a binding memorandum of understanding with AXA S.A. to acquire AXA Nederland B.V., Winterthur Verzekeringen Holding B.V. and DBV Holding N.V. for a cash consideration of €1,750 million plus accrued interest of 4% per annum as from 1 January 2007, the effective date of the acquisition, up until closing (the "**Acquisition**"). Closing is expected to take place in the second half of 2007. AXA Nederland B.V., Winterthur Verzekeringen Holding B.V. and DBV Holding N.V. comprise the Dutch operations of the French global insurance company AXA S.A.

On 15 June 2007 SNS REAAL announced that SNS Securities and VVVA Groep are engaged in exclusive negotiations regarding a potential acquisition of FBS Bankiers, a specialised securities firm that provides services to both private and institutional clients. The parties are looking to reach agreement as early as this summer.

KEY FINANCIAL INFORMATION

SNS REAAL N.V.'s publicly available consolidated audited annual financial statements for the years ended 31 December 2005 and 31 December 2006 (the "**Financial Statements**") are incorporated by reference into this Prospectus. The information in "Key Figures of SNS REAAL N.V." and "Summary Consolidated accounts" below has been derived from the Financial Statements, except for the information in

"Capitalisation of SNS REAAL N.V." which has been derived from internal figures and has not been audited.

KEY FIGURES OF SNS REAAL N.V.

(In € millions)

	2006	2005
TOTAL ASSETS	**79.742**	**68.088**
Investments	10.626	9.953
Investments for insurance contracts on behalf of policyholders	3.955	3.426
Loans and advances to customers	56.700	46.143
Loans and advances to credit institutions	3.769	4.207
Shareholders' equity	3.200	2.528
Capital base	4.864	4.144
Debt certificates	31.259	25.654
Technical provisions insurance operations	13.283	12.658
Savings	13.678	12.333
Amounts due to credit institutions	7.534	3.419
Result		
Income banking operations		
Net interest income banking operations	567	595
Net commission and management fees	120	114
Other income	81	56
Total income banking operations	**768**	**765**
Income insurance operations		
Net premium income	1.958	1.745
Result on investments	576	545
Result on investments on behalf of policyholders	215	394
Other income	46	48
Total income insurance operations	**2.795**	**2.732**
Other income and eliminations	4	-17
Total consolidated income	**3.567**	**3.408**
Total consolidated expenses	**3.108**	**3.064**
Operating profit before taxation	459	416

Taxation	88	93
Third-party interests	-	-
Net profit for the period	**371**	**323**
Net profit banking operations	**214**	**204**
Net profit insurance operations	**170**	**140**
Net profit group activities	**-13**	**-21**
Earnings per share (€)	**1,65**	**1,55**
Diluted earnings per share (€)	**1,65**	**1,55**

KEY RATIOS

	31 December 2006	31 December 2005
Return on shareholders' equity	12.7%[1]	14.1%
Double Leverage	107.8%	105.3%
Average number of employees (FTE)	5.609	5.336
SNS Bank:		
Efficiency ratio	62.6%	59.8%
BIS ratio	11.2%	11.9%
Tier 1 ratio	8.2%	8.7%
REAAL Verzekeringen		
New annual premium equivalent (in € millions)	196	176[2]
Operating cost/premium ratio	13.8%	13.5%
Solvency life operations	236%	233%
Solvency non-life operations	279%	275%

[1] ROE has been calculated with weighting the share issue in May (*Annual Report 2006, page 8*)

[2] New annual premium equivalent 2005 adjusted for EEV standards (*Annual Report 2006, page 8*)

CAPITALISATION OF SNS REAAL N.V.

The following table sets forth the capitalisation and long-term indebtedness of the group on a consolidated basis (the technical reserves of the insurance operations, which are generally long-term in nature, are not included in this table):

(In € millions)

	31st December 2006 IFRS	31st December 2005 IFRS
Short-term debt (remaining terms to maturity up to and including five years)		
– Savings	12,852	11,546
– Other funds entrusted	5,817	6,834
– Debt certificates	18,793	21,374
– Banks	6,049	1,897
– Other liabilities	557	657
	44,068	**42,308**
Long-term debt (remaining terms to maturity over five years)		
– Savings	826	787
– Other funds entrusted	662	244
– Debt certificates	12,466	4,280
– Banks	1,485	1,522
– Other liabilities	135	319
	15,574	**7,152**
Participation certificates and subordinated debts	1,664	1,616
Shareholders' equity		
– Share capital (*)	383	340
– Share premium	376	15
– Revaluation reserve	49	38
– Other reserves	2,073	1,812
– Retained profit	319	323

Total equity	**3,200**	**2,528**
Capital base	**4,864**	**4,144**
TOTAL CAPITALISATION	**20,438**	**11,296**
TOTAL	**64,506**	**53,604**

* On the date of this Prospectus, a total of 237,343,876 ordinary shares have been fully paid up and placed. The nominal value of one share is € 1.63. The authorised share capital of the Issuer is € 1,701,728,383.

Financial Year

The financial year of the Issuer is the calendar year.

Auditors

The consolidated financial statements for 2005 and 2006 have been audited by KPMG Accountants N.V., Burg. Rynderslaan 10-20, 1185 MC Amstelveen. The auditors have given an unqualified opinion for each of these years.

Legal proceedings

Subsidiaries of the Issuer are involved in legal proceedings that relate to claims by and against these companies that ensue from normal business operations. In the 12 months preceding the date of the Prospectus there have been no legal proceedings which have had significant effects on the financial position or profitability of the Issuer or of the Issuer and its subsidiaries taken as a whole. Although it is impossible to predict the (future) result of pending or threatened legal procedures, based on the information currently available and after consulting legal advisors, the Issuer believes that the result of these proceedings are unlikely to significantly affect the financial position of the Issuer or of the Issuer and its subsidiaries taken as a whole or the ability of the Issuer to perform its obligations under the Notes

No material adverse change

Since 31 December 2006, the last day of the financial period in respect of which the most recent audited financial statement for the year ended 31 December 2006 of the Issuer have been prepared, there has been no material adverse change in the (financial) condition or prospects of the Issuer and its subsidiaries taken as a whole.

SUMMARY CONSOLIDATED ACCOUNTS

CONSOLIDATED BALANCE SHEET

Before profit appropriation and in € millions	31-12-2006	31-12-2005
Assets		
Goodwill and other intangible assets	883	559
Tangible fixed assets	320	302
Investment in associates	139	126
Investment property	135	129
Investments	10.626	9.953
Investments for insurance products on behalf of policy holders	3.955	3.426
Derivatives	943	1.174
Deferred tax assets	66	132
Reinsurance contracts	338	365
Loans and advances to customers	56.700	46.143
Loans and advances to credit institutions	3.769	4.207
Corporate tax	250	189
Other assets	658	307
Cash and cash equivalents	960	1.076
Total Assets	**79.742**	**68.088**
Equity and Liabilities		
Share capital	383	340
Other reserves	2.498	1.865
Retained profit	319	323
Equity attributable to shareholders	3.200	2.528
Third party interests	-	-
Group equity	3.200	2.528
Participation certificates and subordinated debts	1.664	1.616
Debt certificates	31.259	25.654
Technical provisions, insurance operations	13.283	12.658
Provision for employee benefits	68	76
Other provisions	29	44
Derivatives	692	976
Deferred tax liabilities	243	324
Savings	13.678	12.333
Other amounts due to customers	6.479	7.078
Amounts due to credit institutions	7.534	3.419
Corporate tax	13	4
Other liabilities	1.600	1.378
Total equity and liabilities	**79.742**	**68.088**

CONSOLIDATED PROFIT AND LOSS ACCOUNT

In € millions	2006	2005
Income		
Interest income banking operations	2.314	1.996
Interest expenses banking operations	1.715	1.374
Net interest income banking operations	599	622
Premium income	2.007	1.789
Reinsurance premiums	49	44
Net premium income	1.958	1.745
Commission and management fees receivable	171	153
Commission and management fees due	24	24
Net commission and management fees	147	129
Share in the result of associates	13	9
Result on Investments	627	549
Result on investments for insurance contracts on behalf of policy holders	215	394
Results on derivatives and other financial instruments	6	31
Other operating income	2	1
Total income	**3.567**	**3.480**
Expenses		
Technical expenses on insurance contracts	1.391	1.313
Technical expenses on insurance products on behalf of policy holders	663	782
Acquisition costs for insurance contracts	218	167
Value adjustments to financial instruments and other assets	35	60
Staff costs	503	443
Depreciation and amortisation on tangible and intangible fixed assets	41	38
Other operating expenses	209	201
Other interest expenses	48	60
Total expenses	**3.108**	**3.064**
Operating profit before taxation	**459**	**416**
Taxation	88	93
Net profit (including third party interests)	**371**	**323**
Attribution:		
Net profit attributable to shareholders	371	323
Net profit attributable to minority interests	-	-
Net profit for the year	**371**	**323**

CONSOLIDATED CASH FLOW STATEMENT

In € millions	2006	2005

Cash flow from operating activities		
Profit for the financial year	371	323
Adjustments for:		
Depreciation and amortisation of tangible and intangible fixed assets	45	38
Amortisation Value of Business Acquired	6	3
Amortisation of acquisition costs	83	48
Changes in provisions and deferred taxes	-33	259
Value adjustments to financial instruments and other assets	35	60
Revaluation of investment property	-4	--
Retained profit share in associates	-5	-9
Operating cash flow	**498**	**722**
Change in loans and advances to customers	-2.702	-2.810
Change in loans and advances to credit institutions	-3.252	-823
Change in savings	1.345	1.360
Change in technical provisions and provision for employee benefits	644	544
Change in investments and derivatives (other than from purchases and sales)	-367	-1.140
Change in debt certificates	-323	333
Change in other operating activities	-377	268
Net cash flow from operating activities	**-4.534**	**-1.546**
Cash flow from investing activities		
Receipts from the sale of intangible fixed assets	2	-
Receipts from the sale of tangible fixed assets	10	23
Receipts from the sale of subsidiaries	7	8
Receipts from the sale of investment property	3	2
Income from the sale and redemption of investments and derivatives	5.180	5.611
Purchase of intangible fixed assets	-214	-202
Purchase of tangible fixed assets	-54	-40
Purchase of subsidiaries	-839	-71
Purchase of investment property	-	-
Purchase of investments and derivatives	-6.074	-5.753
Net cash flow from investing activities	**-1.979**	**-422**
Cash flow from financing activities		
Receipts from issue of shares	405	-
Receipts from subordinated loans	267	297
Receipts from debt certificates	14.665	9.614
Redemption of subordinated loans	-210	-121
Redemption of debt certificates	-8.678	-7.820
Dividends paid	-52	-
Net cash flow from financing activities	**6.397**	**1.970**
Cash and cash equivalents as at 1 January	1.076	1.074
Net increase in cash and cash equivalents	-116	2
Cash and cash equivalents as at 31 December	**960**	**1.076**

FORM OF THE NOTES

Each Tranche of Notes will (unless otherwise indicated in the applicable Final terms) be initially represented by a temporary global note (the "**Temporary Global Note**") (or, if so specified in the applicable Final Terms, a permanent global Note (the "**Permanent Global Note**")), without receipts, interest coupons or talons, which, if it is not intended to be issued in NGN form, as specified in the relevant Final Terms, will either (i) be delivered to a common depositary for Euroclear and Clearstream, Luxembourg and/or any other agreed clearing systems or (ii) be deposited with Euroclear Nederland and each global Note which is intended to be issued in NGN form, as specified in the relevant Final Terms, will be deposited on or around the Issue Date of the relevant Tranche of Notes with a common safekeeper for Euroclear and/or Clearstream, Luxembourg. Whilst any Note is represented by a Temporary Global Note and subject to TEFRA D selling restrictions, payments of principal and interest (if any) due prior to the Exchange Date (as defined below) will be made against presentation of the Temporary Global Note only to the extent that certification (in a form to be provided) to the effect that the beneficial owners of such Note are not U.S. persons or persons who have purchased for resale to any U.S. person, as required by U.S. Treasury regulations, has been received by the relevant clearing system(s) and the relevant clearing system(s) has or have given a like certification (based on the certifications it has or they have received) to the Agent. Any reference in this section to the relevant clearing system(s) shall mean the clearing and/or settlement system(s) specified in the applicable Final Terms.

On 13 June 2006 the European Central Bank (the "**ECB**") announced that Notes in NGN form are in compliance with the "Standards for the use of EU securities settlement systems in ESCB credit operations" of the central banking system for the euro (the "**Eurosystem**"), provided that certain other criteria are fulfilled. At the same time the ECB also announced that arrangements for Notes in NGN form will be offered by Euroclear and Clearstream, Luxembourg as of 30 June 2006 and that debt securities in global bearer form issued through Euroclear and Clearstream, Luxembourg after 31 December 2006 will only be eligible as collateral for Eurosystem operations if the NGN form is used.

On and after the date (the "**Exchange Date**") which is not less than 40 days nor more than 90 days after the date on which the Temporary Global Note is issued, interests in the Temporary Global Note will be exchangeable (free of charge) upon request as described therein, either for interests in a Permanent Global Note without receipts, interest coupons or talons, or for definitive Notes (the "**Definitive Notes**") (as indicated in the applicable Final Terms) in each case (if the Notes are subject to TEFRA D selling restrictions) against certification of beneficial ownership as described in the second sentence of the preceding paragraph unless such certification has already been given. The holder of a Temporary Global Note will not be entitled to collect any payment of interest or principal due on or after the Exchange Date unless, upon due certification, exchange of the Temporary Global Note for an interest in a Permanent Global Note or for Definitive Notes is improperly withheld or refused.

Pursuant to the Agency Agreement (as defined under "Terms and Conditions of the Notes") the Agent shall arrange that, where a Temporary Global Note representing a further Tranche of Notes is issued, the

Notes of such Tranche shall be assigned an ISIN and a common code by Euroclear and Clearstream, Luxembourg and/or a Fondscode by Clearnet S.A. Amsterdam Branch Stock Clearing (the securities clearing corporation of Euronext Amsterdam N.V.) which are different from the ISIN, common code and Fondscode assigned to Notes of any other Tranche of the same Series until at least the expiry of the distribution compliance period (as defined in Regulation S under the Securities Act) applicable to the Notes of such Tranche. In case of Notes which have a denomination consisting of the minimum Specified Denomination plus a higher integral multiple of another smaller amount, it is possible that the Notes may be traded in amounts in excess of €50,000 (or its equivalent) that are not integral multiples of €50,000 (or its equivalent). So long as such Notes are represented by a Temporary Global Note or Permanent Global Note and the relevant clearing system(s) so permit, these Notes will be tradeable only in the minimum authorised denomination of €50,000 increased with integral multiples of €1,000, notwithstanding that no Definitive Notes will be issued with a denomination over €99,000.

Definitive Notes will be either in the standard euromarket form, in K-form (including verzamelbewijs) (with Coupons) and/or in CF-form (with Coupon sheets). Definitive Notes and global Notes will be to bearer. Notes in K-form may, if applicable, have talons for further coupons attached but will not be issued with Receipts attached. Notes in CF-form will have neither Talons nor Receipts attached on issue and will be governed by the rules of the *Algemeen Obligatiekantoor van het Centrum voor Fondsenadministratie B.V* in Amsterdam.

Payments of principal and interest (if any) on a Permanent Global Note will be made through the relevant clearing system(s) against presentation or surrender (as the case may be) of the Permanent Global Note to or to the order of any Paying Agent without any requirement for certification. A Permanent Global Note (other than a Permanent Global Note deposited with Euroclear Nederland) will be exchangeable (free of charge), in whole in accordance with the applicable Final Terms for security printed Definitive Notes with, where applicable, receipts, interest coupons or coupon sheets and talons attached. Such exchange may be made only upon the occurrence of any Exchange Event. An "**Exchange Event**" means (1) the Issuer has been notified that both Euroclear and Clearstream, Luxembourg have been closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or has announced an intention permanently to cease business or has in fact done so and no alternative clearing system is available or (2) any of the circumstances described in Condition 10 occur or (3) the Issuer has or will become obliged to pay additional amounts as provided for or referred to in Condition 8 which would not be required were the Notes represented in definitive form. The Issuer will promptly give notice to Noteholders in accordance with Condition 14 upon the occurrence of an Exchange Event. In the event of the occurrence of an Exchange Event as described in (1) above, Euroclear and/or Clearstream, Luxembourg, acting on the instructions of any holder of an interest in the global Note, may give notice to the Agent requesting exchange and in the event of the occurrence of an Exchange Event as described in (2) above, the Issuer may also give notice to the Agent requesting exchange. Any such exchange shall occur no later than 15 days after the date of receipt of the relevant notice by the Agent.

Global Notes and Definitive Notes will be issued pursuant to the Agency Agreement. At the date hereof, neither Euroclear nor Clearstream, Luxembourg regard Notes in global form as fungible with Notes in

definitive form. In case of Notes represented by a Permanent Global Note deposited with Euroclear Nederland, a Noteholder shall not have the right to request delivery (*uitlevering*) of his Notes under the Dutch Securities Giro Transfer Act (*Wet giraal effectenverkeer*).

The following legend will appear on all global Notes, Definitive Notes, receipts and interest coupons (including talons) which are subject to TEFRA D selling restrictions:

"Any United States person who holds this obligation will be subject to limitation under the United States income tax laws, including the limitations provided in sections 165(j) and 1287(a) of the Internal Revenue Code of 1986."

The sections referred to provide that United States holders, with certain exceptions, will not be entitled to deduct any loss of Notes, receipts or interest coupons and will not be entitled to capital gains treatment of any gain on any sale, disposition, redemption or payment of principal in respect of Notes, receipts or interest coupons.

Notes which are represented by a Global Note will only be transferable in accordance with the rules and procedures for the time being of Euroclear, Clearstream, Luxembourg or Euroclear Nederland as the case may be.

Pursuant to the Agency Agreement the Agent shall arrange that, where a further Tranche of Notes is issued which is intended to form a single Series with an existing Tranche of Notes, the Notes of such further Tranche shall be assigned a common code and ISIN which are different from the common code and ISIN assigned to Notes of any other Tranche of the same Series until at least the expiry of the distribution compliance period applicable to the Notes of such Tranche.

Any reference herein to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Final Terms.

The following legend will appear on all global Notes held in Euroclear Nederland:
"Notice: This Note is issued for deposit with Euroclear Nederland in Amsterdam, The Netherlands. Any person being offered this Note for transfer or any other purpose should be aware that theft or fraud is almost certain to be involved."

A Note may be accelerated by the holder thereof in certain circumstances described in Condition 10 of the Notes. In such circumstances, where any Note is still represented by a global Note and a holder of such Note so represented and credited to his account with the relevant clearing system(s) (other than Euroclear Nederland) gives notice that it wishes to accelerate such Note, unless within a period of 15 days from the giving of such notice payment has been made in full of the amount due in accordance with the terms of such global Note, holders of interests in such global Note credited to their accounts with the relevant clearing system(s) (other than Euroclear Nederland) will become entitled to proceed directly against the

Issuer on the basis of statements of account provided by the relevant clearing system(s) (other than Euroclear Nederland) on and subject to the terms of the relevant global Note. In the case of a global Note deposited with Euroclear Nederland, the rights of Noteholders will be exercised in accordance with the Dutch Securities Giro Transfer Act (as amended).

USE OF PROCEEDS

Except as otherwise specified in the applicable Final Terms, the Issuer will lend the net proceeds from each issue of Notes to, or invest these net proceeds in, companies within the group to which it belongs, for use by those companies for general corporate purposes. If in respect of any particular issue, there is a particular identified use of proceeds, this will be stated in the applicable Final Terms.

TAXATION

The information given below is neither intended as tax advice nor purports to describe all of the tax considerations that may be relevant to a prospective purchaser of the Notes. Prospective purchasers are strongly advised to acquaint themselves as with the overall tax consequences of purchasing, holding and/or selling the Notes This summary is based on the tax laws, published case law and tax regulations in force in The Netherlands as of the date of this Prospectus, without prejudice to any amendments introduced at a later date and implemented with retroactive effect.

The Issuer has been advised that under the existing laws of The Netherlands:

(a) All payments by the Issuer of interest and principal under the Notes can be made free of withholding or deduction for or on account of any taxes of whatsoever nature imposed, levied, withheld or assessed by The Netherlands or any political subdivision or taxing authority thereof or therein, unless the Notes qualify as a loan that is regarded as equity for tax purposes as referred to in Section 10 (1) (d) of the Dutch Corporate Income Tax Act (*Wet op de vennootschapsbelasting 1969*).

(b) A holder of a Note who derives income from a Notes or who realizes a gain on the disposal or redemption of a Notes will not be subject to Dutch taxation on such income or capital gains unless:

   (i) the holder is, or is deemed to be, resident in The Netherlands or has opted to be treated as a resident of The Netherlands; or
   (ii) such holder has an enterprise or an interest in an enterprise which, in whole or in part, is carried on through a permanent establishment or a permanent representative in The Netherlands and the Notes are attributable to this permanent establishment or permanent representative; or
   (iii) such holder is an entity and has a substantial interest* in the Issuer and such interest does not form part of the assets of an enterprise ; or
   (iv) such holder is an entity and has a deemed Netherlands enterprise to which enterprise the Notes are attributable; or
   (v) such holder is an individual and derives benefits from miscellaneous activities carried out in The Netherlands in respect of the Notes, including, without limitation, activities which are beyond the scope of active portfolio investment activities; or
   (vi) such holder or a person related to the holder by law, contract, consanguinity or affinity to the degree specified in the tax laws of The Netherlands has or is deemed to have substantial interest* in the Issuer.

* Generally speaking an interest in the Issuer should not be considered as a substantial interest if

the holder of such interest, and if the holder is a natural person, his or her spouse, registered partner, certain other relatives or certain persons sharing the holder's household, do not hold, alone or together, whether directly or indirectly, the ownership of, or certain rights over, shares or rights resembling shares representing five percent or more of the total issued and outstanding capital, or the issued and outstanding capital of any class of shares, of the Issuer.

(c) No gift, estate or inheritance tax will arise in The Netherlands on the transfer by way of gift or inheritance of the Notes, unless:

(i) the donor or the deceased at the time of the gift or the death is a resident or a deemed resident of The Netherlands;

(ii) at the time of the gift such holder has, or at the time of his or her death such holder had, an enterprise or interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part the Notes are or were attributable; or

(iii) in the case of a gift of Notes by an individual who, at the date of the gift, was neither a resident nor deemed to be a resident of The Netherlands, and such individual dies within 180 days after the date of the gift, and at the time of his or her death is or is deemed to be a resident of The Netherlands.

(d) There will be no registration tax, capital tax, customs duty, stamp duty or any other similar tax or duty due in The Netherlands other than court fees payable in respect of or in connection with the issue, transfer, execution, delivery and/or enforcement by legal proceedings of the Notes of the Notes or the performance of the Issuer's obligations under the Notes.

(e) There will be no value added tax due in The Netherlands in respect of payments made in consideration for the issue of the Notes, whether in respect of the payment of interest and principal or in respect of the transfer of Notes.

(f) A holder of Notes will not become, and will not be deemed to be, resident in The Netherlands by the sole virtue of holding such Note or the execution, performance, delivery and/or enforcement of the Notes.

EU Savings Directive

Under EC Council Directive 2003/48/EC on the taxation of savings income, each Member State is required, from 1 July 2005, to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to, or collected by such a person for, an individual resident in that other Member State; however, for a transitional period, Austria, Belgium and Luxembourg may instead apply a withholding system in relation to such payments, deducting tax at rates rising over time to 35%. The transitional period is to terminate at the end of the first full fiscal year following agreement by certain non-EU countries to the exchange of information relating to such payments.

Also with effect from 1 July 2005, a number of non-EU countries, and certain dependent or associated territories of certain Member States, have agreed to adopt similar measures (either provision of information or transitional withholding) in relation to payments made by a person within its jurisdiction to, or collected by such a person for, an individual resident in a Member State. In addition, the Member States have entered into reciprocal provision of information or transitional withholding arrangements with certain of those dependent or associated territories in relation to payments made by a person in a Member State to, or collected by such a person for, an individual resident in one of those territories.

SUBSCRIPTION AND SALE

The Dealers have in an amended and restated dealership agreement dated 25 June 2007 (the **"Dealership Agreement"**) (as supplemented from time to time) agreed with the Issuer a basis upon which they or any of them may from time to time agree to purchase Notes. Any such agreement will extend to those matters stated under "Form of the Notes" and "Terms and Conditions of the Notes" above. In the Dealership Agreement, the Issuer has agreed to reimburse the Dealers for certain of their expenses in connection with the establishment of the Programme and the issue of Notes under the Programme.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, (each a "**Relevant Member State**") each Dealer has represented, warranted and agreed and each further Dealer appointed under the Programme will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "**Relevant Implementation Date**") it has not made and will not make an offer of Notes to the public in that Relevant Member State of the European Economic Area, except that it may, with effect from the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State:

(a) in (*or in Germany, where the offer starts within*) the period beginning on the date of publication of a prospectus in relation to those Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(b) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(c) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than EUR 43,000,000 and (3) an annual net turnover of more than EUR 50,000,000, as shown in its last annual or consolidated accounts; or

(d) at any time in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression "an offer of Notes to the public" in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Member State and the expression "**Prospectus Directive**" means Directive 2003/71/EC and includes any relevant implementing measure in each

Relevant Member State.

United Kingdom

Each Dealer has represented, warranted and agreed and each further Dealer appointed under the Programme will be required to represent and agree, that:

(a) it has only communicated or caused to be communicated, and will only communicate or cause to communicate, any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act (the "**FSMA**") received by it in connection with the issue or sale of Notes in circumstances in which Section 21(1) of the FSMA does not, or in he case of the Issuer would not, if it was not an authorized person, apply to the Issuer; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

United States of America

1. The Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account of, or benefit of, U.S. persons except in accordance with Regulation S under the Securities Act or pursuant to an exemption from the registration requirements of the Securities Act. Each Dealer represents and agrees that it has offered and sold any Notes, and will offer and sell any Notes (i) as part of their distribution at any time and (ii) otherwise until 40 days after the completion of the distribution of all Notes of the Tranche of which such Notes are a part, as determined and notified as provided below, only in accordance with Rule 903 of Regulation S under the Securities Act. Accordingly, each Dealer further represents and agrees that it, its affiliates or any persons acting on its or their behalf have not engaged and will not engage in any directed selling efforts with respect to any Note, and it and they have complied and will comply with the offering restrictions requirement of Regulation S. Each Dealer who has subscribed for Notes of a Tranche hereunder (or in the case of a sale of a Tranche of Notes issued to or through more than one Dealer, each of such Dealers as to the Notes of such Tranche subscribed for by or through it or, in the case of a syndicated issue, the relevant Lead Manager) shall determine and notify to the Agent the completion of the distribution by it of the Notes of such Tranche. On the basis of such notification or notifications, the Agent will notify such Dealer/Lead Manager of the end of the distribution compliance period with respect to such Tranche. Each Dealer also agrees that, at or prior to confirmation of sale of Notes, it will have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases Notes from it during the distribution compliance period a confirmation or notice to substantially the following effect:

"*The securities covered hereby have not been registered under the U.S. Securities Act of 1933 (the "**Securities Act**") and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (i) as part of their distribution at any time or (ii) otherwise until 40 days after the completion of the distribution of the Securities as determined and notified by the*

Agent for the Securities to [name of the relevant Dealer], except in either case in accordance with Regulation S under the Securities Act. Terms used above have the meanings given to them in Regulation S."

Terms used in this sub-clause 1(1) have the meanings given to them by Regulation S.

2. In addition (but only in relation to Notes with an initial maturity in excess of 365 days):
where TEFRA D is specified in the applicable Final Terms:

(a) except to the extent permitted under U.S. Treas. Reg. §1.163-5(c)(2)(i)(D) (the "D Rules"), each Dealer (a) represents that it has not offered or sold, and agrees that during the restricted period it will not offer or sell, Notes in bearer form to a person who is within the United States or its possessions or to a United States person, and (b) represents that it has not delivered and agrees that it will not deliver within the United States or its possessions Definitive Notes in bearer form that are sold during the restricted period;

(b) each Dealer represents that it has and agrees that throughout the restricted period it will have in effect procedures reasonably designed to ensure that its employees or agents who are directly engaged in selling Notes in bearer form are aware that such Notes may not be offered or sold during the restricted period to a person who is within the United States or its possessions or to a United States person, except as permitted by the D Rules;

(c) if it is a United States person, each Dealer represents that it is acquiring the Notes for purposes of resale in connection with their original issuance and if it retains Notes in bearer form for its own account, it will only do so in accordance with the requirements of U.S. Treas. Reg. §1.163-5(c)(2)(i)(D)(6); and

(d) with respect to each affiliate that acquires Notes from a Dealer for the purpose of offering or selling such Notes during the restricted period, such Dealer repeats and confirms the representations and agreements contained in subparagraphs (a), (b) and (c) on such affiliate's behalf.

Terms used in this paragraph 1(2) have the meanings given to them by the U.S. Internal Revenue Code and regulations thereunder, including the D Rules.

where TEFRA C is specified in the applicable Final Terms:
Each Dealer understands that under U.S. Treas. Reg. §1.163-5(c)(2)(i)(C) (the "**C Rules**"), Notes in bearer form must be issued and delivered outside the United States and its possessions in connection with their original issuance. Each Dealer represents and agrees that it has not offered, sold or delivered, and will not offer, sell or deliver, directly or indirectly, Notes in bearer form within the United States or its possessions in connection with their original issuance. Further, in connection with the original issuance of Notes in bearer form, the Dealer has not communicated, and will not communicate, directly or indirectly, with a prospective purchaser if either the Dealer or the prospective purchaser is within the United States or its possessions or

otherwise involve a U.S. office of the Dealer in the offer or sale of Notes in bearer form. Terms used in this paragraph 1(2) have the meanings given to them by the U.S. Internal Revenue Code and regulations thereunder, including the C Rules.

3. Each issue of Index Linked Notes or Dual Currency Notes shall be subject to any additional U.S. selling restrictions set out in the applicable Final Terms. Each relevant Dealer agrees that it shall offer, sell and deliver such Notes only in compliance with such additional U.S. selling restrictions.

Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan and, accordingly, each Dealer has represented and agreed and each further Dealer appointed under the Programme will be required to represent and agree that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except under circumstances which will result in compliance with all applicable laws, regulations and guidelines promulgated by the relevant Japanese governmental and regulatory authorities in effect at the relevant time. For the purposes of this paragraph, "**Japanese Person**" shall mean any person resident in Japan, including any corporation or other entity organised under the laws of Japan.

General

Each Dealer has represented and agreed and each further Dealer appointed under the Programme will be required to represent and agree that it will (to the best of its knowledge and belief) comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers or sells Notes or possesses or distributes this Prospectus and will obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or deliveries and the Issuer shall not have any responsibility therefor. Neither the Issuer nor any of the Dealers represents that Notes may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder, or assumes any responsibility for facilitating such sale. With regard to each Tranche, the relevant Dealer will be required to comply with any other additional restrictions set out in the applicable Final Terms.

Zero Coupon Notes

In addition, Zero Coupon Notes in definitive form may only be transferred or accepted directly or indirectly, within, from or into The Netherlands through the mediation of either the Issuer or a member firm of Euronext Amsterdam N.V. with due observance of the Savings Certificates Act (*Wet inzake Spaarbewijzen*) (including identification and registration requirements) (as amended), provided that no mediation is required in respect of (i) the initial issue of those Notes to the first holders thereof, (ii) any transfer and delivery by individuals who do not act in the conduct of a profession or trade, and (iii) the issue and trading of those Notes, if they are physically issued outside The Netherlands and are not distributed in The Netherlands in the course of primary trading or immediately thereafter. As used herein,

"Zero Coupon Notes" are Notes which qualify as savings certificates under the Savings Certificates Act (*Wet inzake spaarbewijzen*), i.e. Notes that are in bearer form and that constitute a claim for a fixed sum against the Issuer and on which interest does not become due during their tenor or on which no interest is due whatsoever.

GENERAL INFORMATION

Authorisation

The 2007 update of the Programme, each future issue under the Programme and the increase of the Programme limit to €2,000,000,000 was duly authorized by a resolution of the Board of Directors of the Issuer dated 5 March 2007 and a resolution of the Supervisory Board of the Issuer dated 12 March 2007. All consents, approvals, authorizations or other orders of all regulatory authorities required by the Issuer under the laws of The Netherlands have been or will be obtained for the issue of Notes and for the Issuer to undertake and perform its obligations under the Dealership Agreement, the Agency Agreement and the Notes.

Listing

For listing purposes, the Luxembourg Stock Exchange has allocated the number 12446 to the Programme.

Documents Available

So long as Notes are outstanding under the Programme, copies of the following documents will, when published, be available free of charge from the registered office of the Issuer, from the specified office of the Agent and the Other Paying Agent, from the specified offices of The Netherlands Listing Agent and the Luxembourg Listing Agent and at the Amsterdam office of the Issuer at Nieuwezijds Voorburgwal 162, Amsterdam, The Netherlands:

(i) the Dutch language version and an English translation of the most recent Articles of Association of the Issuer;

(ii) the audited annual reports of the Issuer for the two most recent financial years and the most recently available unaudited (semi-annual) interim financial statements (in English) of the Issuer;

(iii) the Dealership Agreement and the Agency Agreement (which contains the forms of the Temporary and Permanent Global Note, the Definitive Notes, the Receipts, the Coupons and the Talons);

(iv) a copy of this Prospectus;

(v) any future prospectuses, offering circulars, supplementary listing particulars, information memoranda, supplements to this Prospectus and any other documents incorporated herein or therein by reference; and

(vi) the Final Terms for each Tranche of Notes.

Clearing and Settlement Systems

The Notes have been accepted for clearance through Euroclear, Clearstream, Luxembourg and Clearnet (the securities clearing corporation of Euronext Amsterdam). The appropriate common code, ISIN and Fondscode for each Tranche allocated by Euroclear, Clearstream, Luxembourg and Clearnet (the securities clearing corporation of Euronext Amsterdam), and any other relevant security code, will be

specified in the applicable Final Terms. If the Notes are to clear through an additional or alternative clearing system the appropriate information will be specified in the applicable Final Terms.

Clearing systems addresses

The address of Euroclear is 1 Boulevard de Roi Albert II, 1210 Brussels, Belgium. The address of Clearstream Luxembourg is 42 Avenue J.F. Kennedy, L-1855 Luxembourg. The address of Euroclear Nederland is Damrak 70, 1012 LM Amsterdam, The Netherlands.

Ratings

Rating definitions Moody's

A: Obligations rated A are considered upper-medium grade and are subject to low credit risk.

Moody's appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Prime-1 (P-1): Issuers (or supporting institutions) rated Prime-1 have a superior ability to repay short-term debt obligations.

Rating definitions Standard & Poor's

A: An obligation rated 'A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

Plus (+) or minus (-): The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

A-1: A short-term obligation rated 'A-1' is rated in the highest category by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitment on these obligations is extremely strong.

Liquidity Providers

The Issuer has appointed AFS and Van der Moolen as special bond liquidity providers for certain Notes issued under the Programme, admitted to listing and trading on Eurolist by Euronext Amsterdam. The obligations of a liquidity provider are mainly based on the interest of ensuring orderly trading conditions in particularly for a maximum spread between the bid and ask prices. The special bond liquidity providers are obliged to enter limit bid and ask orders simultaneously, also to be referred to as "quotes", in the trading system and to enter into transactions on the basis of such quotes at all times during Euronext Amsterdam trading hours.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents which have previously been published or are published simultaneously with this Prospectus and have been approved by the AFM or filed with it shall be deemed to be incorporated in, and to form part of, this Prospectus:

(a) SNS REAAL N.V.'s publicly available annual reports (including the consolidated audited annual financial statements and auditor's reports) for the years ended 31 December 2006 (set forth on pages 104 up to and including 211,and page 216 of its 2006 annual report), and 31 December 2005 (set forth on pages 94 up to and including 183 and page 185) ;

(b) SNS REAAL N.V.'s articles of association as per the Publication Date of this Prospectus (in the original Dutch language version as well as in English translation); and

(c) the terms and conditions set forth on pages 41 up to and including 68 of the prospectus relating to the Programme dated 22 December 2005, the ("**2005 Terms and Conditions**").

These documents can be obtained without charge at the offices of the Issuer and the Agent, each as set out at the end of this Prospectus. In addition these documents are available on the Issuer's website at www.snsreaal.com.

CHAPTER 2: MEDIUM TERM NOTES

PART 1: TERMS AND CONDITIONS OF THE MEDIUM TERM NOTES

The following are the Terms and Conditions of Notes to be issued by the Issuer which will be incorporated by reference into each global Note and which will be endorsed on (or, if permitted by the rules of the relevant stock exchange and agreed between the Issuer and the relevant Dealer, incorporated by reference into) each definitive Note in the standard euromarket form and K-form and will be applicable to each definitive Note in CF-form. The applicable Final Terms in relation to any Tranche of Notes may specify other terms and conditions which shall to the extent so specified or to the extent inconsistent with the following Terms and Conditions, replace or modify the following Terms and Conditions for the purpose of such Tranche of Notes. The applicable Final Terms will be endorsed on, incorporated by reference into, or attached to, each global Note and definitive Note in the standard euromarket form and K-form and will be applicable to each definitive Note in CF-form. Reference should be made to "Form of the Notes" above for a description of the content of Final Terms which includes the definition of certain terms used in the following Terms and Conditions.

This Note is one of a series of Notes issued by SNS REAAL N.V. (the "**Issuer**", which expression shall include any Substituted Debtor pursuant to Condition 17) pursuant to the Agency Agreement (as defined below). References herein to the "**Notes**" shall be references to the Notes of this Series (as defined below) and shall mean (i) in relation to any Notes represented by a global Note, units of the lowest Specified Denomination in the Specified Currency, (ii) definitive Notes issued in exchange for a global Note and (iii) any global Note. The Notes, the Receipts (as defined below) and the Coupons (as defined below) have the benefit of an Agency Agreement dated 25 June 2007 (as supplemented from time to time, the "**Agency Agreement**") and made between the Issuer, Dexia Banque Internationale à Luxembourg as issuing and principal paying agent and agent bank (the "**Agent**", which expression shall include any successor agent) and the other paying agents named therein (together with the Agent, the "**Paying Agents**", which expression shall include any additional or successor paying agents).

Interest bearing definitive Notes in the standard euromarket form (unless otherwise indicated in the applicable Final Terms) have interest coupons ("**Coupons**") and, if indicated in the applicable Final Terms, talons for further Coupons ("**Talons**") attached on issue. Any reference herein to Coupons or coupons shall, unless the context otherwise requires, be deemed to include a reference to Talons or talons. Definitive Notes in the standard euromarket form repayable in instalments have receipts ("**Receipts**") for the payment of the instalments of principal (other than the final instalment) attached on issue. Any reference herein to "**Noteholders**" shall mean the holders of the Notes, and shall, in relation to any Notes represented by a global Note, be construed as provided below. Any reference herein to "**Receiptholders**" shall mean the holders of the Receipts and any reference herein to "**Couponholders**" shall mean the holders of the Coupons, and shall, unless the context otherwise requires, include the holders of the Talons. Any holders mentioned above include those having a credit balance in the collective deposits held

by Euroclear Nederland or one of its participants.

Interest bearing definitive Notes in K-form will have Coupons and, if indicated in the applicable Final Terms, Talons attached but will not be issued with Receipts attached. Interest bearing definitive Notes in CF-form will have Coupon sheets attached but will not be issued with Talons or Receipts attached. References in these Terms and Conditions to "Coupons" will include references to such Coupon sheets.

The Final Terms for this Note are endorsed hereon, attached hereto, applicable hereto or incorporated by reference herein and supplement these Terms and Conditions and may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with these Terms and Conditions, replace or modify these Terms and Conditions for the purposes of this Note.

As used herein, "**Tranche**" means Notes which are identical in all respects (including as to listing) and "**Series**" means a Tranche of Notes together with any further Tranche or Tranche of Notes which are (i) expressed to be consolidated and form a single series and (ii) are identical in all respects (including as to listing) from the date on which such consolidation is expressed to take effect.

Copies of the Agency Agreement and the applicable Final Terms are available at the specified offices of each of the Agent and the other Paying Agents save that Final Terms relating to an unlisted Note will only be available for inspection by a Noteholder upon such Noteholder producing evidence as to identity satisfactory to the relevant Paying Agent. The Noteholders, the Receiptholders and the Couponholders are deemed to have notice of, and are entitled to the benefit of, all the provisions of the Agency Agreement and the applicable Final Terms which are binding on them.

Words and expressions defined in the Agency Agreement or used in the applicable Final Terms shall have the same meanings where used in these Terms and Conditions unless the context otherwise requires or unless otherwise stated.

1. Form, Denomination and Title

The Notes are in bearer form and, in the case of definitive Notes, serially numbered, in the Specified Currency, the Specified Denomination(s) and the Specified Form(s).

This Note is a Senior Note or a Subordinated Note, as indicated in the applicable Final Terms.

This Note is either a Fixed Rate Interest Note, a Floating Rate Interest Note, a Zero Coupon Note, an Index Linked Interest Note, a Share Linked Interest Note, an Inflation Linked Interest Note, a Fund Linked Interest Note, an Index Linked Redemption Amount Note, a Non Interest Bearing Index Linked Note, a Dual Currency Note, an Instalment Note or a Partly Paid Note or a combination of any of the foregoing or such other Note, as indicated in the applicable Final Terms.

Notes in definitive form are issued with Coupons attached, unless otherwise indicated in the applicable

Final Terms or if they are Zero Coupon Notes in which case references to Coupons and Couponholders in these Terms and Conditions are not applicable.

Subject as set out below, title to the Notes, Receipts and Coupons will pass by delivery. For Notes held by Euroclear Nederland, deliveries will be made in accordance with the Securities Giro Transfer Act (*Wet giraal effectenverkeer*, the "**Wge**") (as amended). Except as ordered by a court of competent jurisdiction or as required by law or applicable regulations, the Issuer, the Agent and any Paying Agent may deem and treat the bearer of any Note, Receipt or Coupon as the absolute owner thereof (whether or not overdue and notwithstanding any notice of ownership or writing thereon or notice of any previous loss or theft thereof) for all purposes but, in the case of any global Note, without prejudice to the provisions set out in the next succeeding paragraph.

For so long as any of the Notes is represented by a global Note held on behalf of Euroclear and/or Clearstream, Luxembourg each person (other than Euroclear or Clearstream, Luxembourg) who is for the time being shown in the records of Euroclear or Clearstream, Luxembourg as the holder of a particular nominal amount of such Notes (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the nominal amount of Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the Issuer and any Paying Agent as the holder of such nominal amount of such Notes for al purposes other than with respect to the payment of principal or interest on the Notes, for which purpose the bearer of the relevant global Note shall be treated by the Issuer and any Paying Agent as the holder of such Notes in accordance with and subject to the terms of the relevant global Note (and the expressions "**Noteholder**" and "**holder of Notes**" and related expressions shall be construed accordingly). Notes which are represented by a global Note held by a common depositary for Euroclear or Clearstream, Luxembourg or by a common safekeeper will be transferable only in accordance with the rules and procedures for the time being of Euroclear or Clearstream, Luxembourg, as the case may be.

References to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Final Terms but shall not include Euroclear Nederland.

2. Status of the Senior Notes and Negative Pledge

(a) Status of the Senior Notes

The Senior Notes and the relative Receipts and Coupons constitute unsecured and unsubordinated obligations of the Issuer and rank pari passu without any preference among themselves and with all other present and future unsecured and unsubordinated obligations of the Issuer save for those preferred by mandatory provisions of law.

(b) Negative Pledge

This Condition 2(b) applies only to Senior Notes (unless otherwise specified in the applicable Final Terms). So long as any Senior Note remains outstanding (as defined in the Agency Agreement), the Issuer will not, and the Issuer shall procure that none of its Material Subsidiaries will, create or permit to subsist any Encumbrance (other than a Permitted Encumbrance) upon the whole or any part of its present or future undertakings, assets or revenues (including uncalled capital) to secure any Relevant Indebtedness of any person without at the same time or prior thereto securing the Senior Notes equally and rateably therewith or providing such other security for the Senior Notes as may be approved by an Extraordinary Resolution (as defined in the Agency Agreement) of Noteholders.

In this Condition:

"**Relevant Indebtedness**" means:

(a) any indebtedness which is in the form of or represented by any bond, note, debenture, debenture stock, loan stock or certificate in physical form which is, or is capable of being, listed, quoted or traded on any stock exchange or in any securities market (including, without limitation, any over-the-counter market); and

(b) any guarantee or indemnity in respect of any such indebtedness.

"**Permitted Encumbrance**" means (i) an Encumbrance over any asset in the form as specified under Relevant Indebtedness, whether arising under any plan of securitisation or repackaging of the Issuer or any subsidiary thereof and (ii) an Encumbrance created or permitted to subsist by SNS Bank N.V. or its subsidiaries over mortgage loans and mortgage receivables of the Issuer or its subsidiaries.

"**Encumbrance**" means any mortgage, charge, pledge, lien or other encumbrance.

"**Material Subsidiary**" means any subsidiary, direct or indirect, of the Issuer which is a bank or an insurer within the meaning of the Wft and is supervised by the Dutch Central Bank (*De Nederlandsche Bank N.V.*).

3. Status and Characteristics relating to Subordinated Notes (Subject to review on Tier 1))

The Subordinated Notes and the relative Receipts and Coupons constitute unsecured and subordinated obligations of the Issuer and rank pari passu without any preference among themselves and with all other present and future unsecured and subordinated obligations of the Issuer, save for those preferred by mandatory provisions of law.

The claims of the holders of the Subordinated Notes of this Series and the relative Receipts and Coupons (the "**Subordinated Holders**") against the Issuer are (i) in the event of the liquidation or bankruptcy of the Issuer or (ii) in the event that a competent court has declared that the Issuer is in a situation which requires emergency regulations (*noodregeling*) in the interests of all creditors, as referred to in Section

3.5.5. of the Wft and for so long as such situation is in force (such situation being hereinafter referred to as a Moratorium), subordinated to (a) the claims of depositors, (b) unsubordinated claims with respect to the repayment of borrowed money and (c) other unsubordinated claims. By virtue of such subordination, payments to a Subordinated Holder will, in the event of liquidation or bankruptcy of the Issuer or in the event of a Moratorium with respect to the Issuer, only be made after, and any set-off by a Subordinated Holder shall be excluded until, all obligations of the Issuer resulting from deposits, unsubordinated claims with respect to the repayment of borrowed money and other unsubordinated claims have been satisfied.

4. Redenomination

(a) Redenomination

Where redenomination is specified in the applicable Final Terms as being applicable, the Issuer may, without the consent of the Noteholders, the Receiptholders and the Couponholders, on giving prior notice to the Agent, Euroclear, Clearstream, Luxembourg and, if applicable, Euroclear Nederland and at least 30 days' prior notice to the Noteholders in accordance with Condition 14, elect that, with effect from the Redenomination Date specified in the notice, the Notes, the Receipts and the Coupons denominated in the Specified Currency (or Specified Currencies) (each the "**Old Currency**")shall be redenominated in another currency (the "**New Currency**") being either euro, or, in the event of redenomination upon the occurrence of a Convertibility Event, another currency than euro, as the case may be.

The election will have effect as follows:

(i) the Notes and the Receipts and the Coupons shall be deemed to be redenominated into the New Currency in the denomination of euro 0.01, or its equivalent in another currency, with a principal amount for each Note and Receipt equal to the principal amount of that Note or Receipt in the Specified Currency, converted into the New Currency at the Established Rate provided that, if the Issuer determines, with the agreement of the Agent, that the then market practice in respect of the redenomination into the New Currency of internationally offered securities is different from the provisions specified above, such provisions shall be deemed to be amended so as to comply with such market practice and the Issuer shall promptly notify the Noteholders, the stock exchange (if any) on which the Notes may be listed and the Paying Agents of such deemed amendments;

(ii) save to the extent that an Exchange Notice has been given in accordance with paragraph (iv) below, the amount of interest due in respect of the Notes will be calculated by reference to the aggregate principal amount of Notes presented (or, as the case may be, in respect of which Coupons are presented) for payment by the relevant holder and the amount of such payment shall be rounded down to the nearest euro 0.01 or its equivalent in another currency;

(iii) if definitive Notes are required to be issued after the Redenomination Date they shall be issued at the expense of the Issuer in the denominations of euro 1,000, euro 10,000, euro 100,000 and (but only to the extent of any remaining amounts less than euro 1,000 or such smaller denominations

as the Agent may approve) euro 0.01 or any of its equivalents in another currency, and such other denominations as the Agent shall, in consultation with the Issuer, determine and notify to the Noteholders;

(iv) if issued prior to the Redenomination Date, all unmatured Coupons denominated in the Specified Currency (whether or not attached to the Notes) will become void with effect from the date on which the Issuer gives notice (the "**Exchange Notice**") to the Noteholders in accordance with Condition 14 that replacements of Old Currency denominated Notes, Receipts and Coupons are available for exchange (provided that such securities are so available) and no payments will be made in respect of them. The payment obligations contained in any Notes and Receipts so issued will also become void on that date although those Notes and Receipts will continue to constitute valid exchange obligations of the Issuer. New Currency denominated Notes, Receipts and Coupons will be issued in exchange for Notes, Receipts and Coupons denominated in the Specified Currency in such manner as the Agent, in consultation with the Issuer, may specify and as shall be notified to the Noteholders in the Exchange Notice. No Exchange Notice may be given less than 15 days prior to any date for payment of principal or interest on the Notes;

(v) on or after the Redenomination Date, all payments in respect of the Notes, the Receipts and the Coupons, other than payments of interest in respect of periods commencing before the Redenomination Date, will be made solely in the New Currency as though references in the Notes to the Specified Currency were to the New Currency. Payments will be made in New Currency by credit or transfer to an account in that New Currency (or any other account to which the New Currency may be credited or transferred) specified by the payee or, at the option of the payee, by a New Currency cheque;

(vi) if the Notes are Fixed Rate Interest Notes and interest for any period ending on or after the Redenomination Date is required to be calculated for a period ending other than on an Interest Payment Date, it will be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Fixed Day Count Fraction (as defined in Condition 5(a)), and rounding the resultant figure to the nearest sub-unit of the relevant New Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention;

(vii) if the Notes are Floating Rate Interest Notes, the applicable Final Terms will specify any relevant changes to the provisions relating to interest; and

(viii) the applicable Final Terms will specify the exact date on which the redenominations will occur in case the notes were issued in a currency other than euro and in a currency in which the TARGET System does not apply.

(b) Definitions

In these Conditions, the following expressions have the following meanings:

"**Convertibility Event**" means the determination by the national government of the country in the currency of which the Notes were issued, that such currency is substituted by another currency.

"**Established Rate**" means the rate for the conversion of the Old Currency into the New Currency as fixed by the relevant government of such Old Currency, but which in case the New Currency will be euro (including compliance with rules relating to roundings in accordance with applicable European Community regulations) shall be as established by the Council of the European Union pursuant to Article 109 l(4) of the Treaty;

"**euro**" means the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty;

"**Redenomination Date**" means (in the case of interest bearing Notes) any date for payment of interest under the Notes or (in the case of Zero Coupon Notes) any date, in each case specified by the Issuer in the notice given to the Noteholders pursuant to paragraph (a) above and which in case of (i) the New Currency being euro, falls on or after the date on which the country of the Specified Currency first participates in the third stage of European economic and monetary union and in case of (ii) the New Currency being a currency other than euro shall be the date the relevant government of the New Currency accepts payment in the New Currency as legal tender; and

"**Treaty**" means the Treaty establishing the European Communities, as amended by the Treaty on European Union and as amended by the Treaty of Amsterdam.

5. Interest

(a) Interest on Fixed Rate Interest Notes

Each Fixed Rate Interest Note bears interest on its outstanding nominal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date at the rate(s) per annum equal to the Fixed Rate(s) of Interest payable in arrear on the Interest Payment Date(s) in each year and on the Maturity Date (if that does not fall on an Interest Payment Date).

Except as provided in the applicable Final Terms, the amount of interest payable on each Interest Payment Date will amount to the Fixed Coupon Amount. Payments of interest on any Interest Payment Date or the Maturity Date will, if so specified in the applicable Final Terms, amount to the Broken Amount so specified.

If a Business Day Convention is specified in the applicable Final Terms and (x) if there is no numerically corresponding day on the calendar month in which an Interest Payment Date should occur or (y) if any Interest Payment Date would otherwise fall on a day which is not a Business Day, then, if the Business

Day Convention specified is:

(i) the Following Business Day Convention, such Interest Payment Date (or other date) shall be postponed to the next day which is a Business Day; or

(ii) the Modified Following Business Day Convention, such Interest Payment Date (or other date) shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event such Interest Payment Date (or other date) shall be brought forward to the immediately preceding Business Day; or

(iii) the Preceding Business Day Convention, such Interest Payment Date (or other date) shall be brought forward to the immediately preceding Business Day; or

(iv) No Adjustment, such Interest Payment Date (or other date) shall not be adjusted in accordance with any Business Day Convention.

If "**Unadjusted**" is specified in the applicable Final Terms the number of days in each Interest Period shall be calculated as if the Interest Payment Date were not subject to adjustment in accordance with the Business Day Convention specified in the applicable Final Terms.

If "**Adjusted**" is specified in the applicable Final Terms the number of days in each Interest Period shall be calculated as if the Interest Payment Date is subject to adjustment in accordance with the Business Day Convention specified in the applicable Final Terms.

If interest is required to be calculated for a period starting or ending other than on an Interest Payment Date (the "**Calculation Period**"), such interest shall be calculated by applying the fixed Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Fixed Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

For the purposes of these Conditions, "**Fixed Day Count Fraction**" means:

(i) if "**Actual/Actual (ICMA)**" is specified in the applicable Final Terms, it means:

(a) where the Calculation Period is equal to or shorter than the Determination Period during which it falls, the actual number of days in the Calculation Period divided by the product of (1) the actual number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; and

(b) where the Calculation Period is longer than one Determination Period, the sum of:

(A) the actual number of days in such Calculation Period falling in the Determination Period in which it begins divided by the product of (1) the actual number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; and

(B) the actual number of days in such Calculation Period falling in the next Determination Period divided by the product of (1) the actual number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year;

where:

"**Determination Period**" means the period from and including an Interest Payment Date in any year to but excluding the next Interest Payment Date; and

(ii) if "**30/360**" is specified in the applicable Final Terms, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months) (unless (i) the last day of the Calculation Period is the 31st day of a month but the first day of the Calculation Period is a day other than the 30th or the 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30- day month or (ii) the last day of the Calculation Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month).

"**sub-unit**" means, with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, means one cent.

The applicable Final Terms shall contain provisions (if necessary) relating to the calculation of interest in respect of Interest Payment Dates that fall in the interval between the Issue Date and the First Interest Payment Date or the interval between the Maturity Date and the immediately preceding Interest Payment Date.

(b) Interest on Floating Rate Interest Notes, Index Linked Interest Notes, Share Linked Interest Notes, Inflation Linked Interest Notes and Fund Linked Interest Notes

(i) Interest Payment Dates

Each Floating Rate Interest Note, Index Linked Interest Note, Share Linked Interest Note, Inflation Linked Interest Note and Fund Linked Interest Note bears interest on its outstanding nominal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date at the rate equal to the Rate of Interest payable in arrear on either:

(A) the Specified Interest Payment Date(s) in each year; or

(B) if no express Specified Interest Payment Date(s) is/are specified in the applicable Final Terms, each date (each an "**Interest Payment Date**") which falls the number of months or other period specified as the Specified Period in the applicable Final Terms after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

Such interest will be payable in respect of each Interest Period (which expression shall, in these Terms

and Conditions, mean the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date).

If a Business Day Convention is specified in the applicable Final Terms and (x) if there is no numerically corresponding day on the calendar month in which an Interest Payment Date should occur or (y) if any Interest Payment Date would otherwise fall on a day which is not a Business Day, then, if the Business Day Convention specified is:

(1) in any case where Specified Periods are specified in accordance with Condition 5 (b)(i)(B) above, the Floating Rate Convention, such Interest Payment Date (i) in the case of (x) above, shall be the last day that is a Business Day in the relevant month and the provisions of (B) below shall apply mutatis mutandis or (ii) in the case of (y) above, shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event (A) such Interest Payment Date shall be brought forward to the immediately preceding Business Day and (B) each subsequent Interest Payment Date shall be the last Business Day in the month which falls the Specified Period after the preceding applicable Interest Payment Date occurred; or

(2) the Following Business Day Convention, such Interest Payment Date (or other date) shall be postponed to the next day which is a Business Day; or

(3) the Modified Following Business Day Convention, such Interest Payment Date (or other date) shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event such Interest Payment Date (or other date) shall be brought forward to the immediately preceding Business Day; or

(4) the Preceding Business Day Convention, such Interest Payment Date (or other date) shall be brought forward to the immediately preceding Business Day; or

(5) No Adjustment, such Interest Payment Date (or other date) shall not be adjusted in accordance with any Business Day Convention.

If "**Unadjusted**" is specified in the applicable Final Terms the number of days in each Interest Period shall be calculated as if the Interest Payment Date were not subject to adjustment in accordance with the Business Day Convention specified in the applicable Final Terms.

If "**Adjusted**" is specified in the applicable Final Terms the number of days in each Interest Period shall be calculated as if the Interest Payment Date is subject to adjustment in accordance with the Business Day Convention specified in the applicable Final Terms.

In this Condition, "**Business Day**" means a day which is both:

(A) a day on which commercial banks and foreign exchange markets settle payments and are open for

general business (including dealing in foreign exchange and foreign currency deposits) in any Additional Business Centre specified in the applicable Final Terms; and

(B) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments in London and the principal financial centre of the country of the relevant Specified Currency (if other than London) and any Additional Business Centre and which if the Specified Currency is (a) Australian dollars, shall be Sydney, (b) New Zealand dollars, shall be Wellington, (c) Hong Kong dollars, shall be Hong Kong and (d) Japanese yen, shall be Tokyo or (2) in relation to any sum payable in euro, a day on which the TARGET System is open. In these Conditions, "TARGET System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System;

(ii) Rate of Interest

The rate of Interest ("**Rate of Interest**") payable from time to time in respect of the Floating Rate Interest Notes, Index Linked Interest Notes, Share Linked Interest Notes, Inflation Linked Interest Notes and Fund Linked Interest Notes will be determined in the manner specified in the applicable Final Terms.

(a) ISDA Determination For Floating Rate Interest Notes

Where ISDA Determination is specified in the applicable Final Terms as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will be the relevant ISDA Rate plus or minus (as indicated in the applicable Final Terms) the Margin (if any). For the purposes of this subparagraph (a), **"ISDA Rate"** for an Interest Period means a rate equal to the Floating Rate that would be determined by the Agent under an interest rate swap transaction if the Agent were acting as Calculation Agent for that swap transaction under the terms of an agreement incorporating the 2000 ISDA Definitions as amended and updated as at the Issue Date of the first Tranche of the Notes, published by the International Swaps and Derivatives Association, Inc. (the **"ISDA Definitions"**) and under which:

(1) the Floating Rate Option is as specified in the applicable Final Terms;

(2) the Designated Maturity is the period specified in the applicable Final Terms; and

(3) the relevant Reset Date is either (i) if the applicable Floating Rate Option is based on the London inter-bank offered rate (LIBOR) or on the Euro-zone inter-bank offered rate (EURIBOR), the first day of that Interest Period or (ii) in any other case, as specified in the applicable Final Terms.

For the purposes of this sub-paragraph (a), (i) **"Floating Rate"**, **"Calculation Agent"**, **"Floating Rate Option"**, **"Designated Maturity"** and **"Reset Date"** have the meanings given to those terms in the ISDA Definitions, (ii) the definition of **"Banking Day"** in the ISDA Definitions shall be amended to insert after the words "are open for" in the second line before the word "general" and (iii) **"Euro-zone"** means the region comprised of Member States of the European Union that adopt the single currency in accordance with the Treaty.

When this sub-paragraph (a) applies, in respect of each relevant Interest Period the Agent will be deemed to have discharged its obligations under Condition 5 (b) (iv) in respect of the determination

of the Rate of Interest if it has determined the Rate of Interest in respect of such Interest Period in the manner provided in this subparagraph (a).

(b) *Screen Rate Determination for Floating Rate Interest Notes*

Where Screen Rate Determination is specified in the applicable Final Terms as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will, subject as provided below, be either:

(1) the offered quotation (if there is only one quotation on the Relevant Screen Page); or

(2) the arithmetic mean (rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards or, if the relevant Screen Rate is EURIBOR, to the third decimal place, with 0.0005 being rounded upwards) of the offered quotations, (expressed as a percentage rate per annum) for the Reference Rates which appears or appear, as the case may be, on the Relevant Screen Page as of the Relevant Time on the relevant Interest Determination Date, plus or minus (as indicated in the applicable Final Terms) the Margin (if any), all as determined by the Agent. If five or more such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest quotation, one only of such quotations) and the lowest (or, if there is more than one such lowest quotation, one only of such quotations) shall be disregarded by the Agent for the purpose of determining the arithmetic mean (rounded as provided above) of such offered quotations.

The Agency Agreement contains provisions for determining the Rate of Interest pursuant to this subparagraph (b) in the event that the Relevant Screen Page is not available or if, in the case of (1) above, no such offered quotation appears or, in the case of (2) above, fewer than three such offered quotations appear, in each case as at the time specified in the preceding paragraph.

If the Reference Rate from time to time in respect of Floating Rate Interest Notes is specified in the applicable Final Terms as being other than LIBOR or EURIBOR, the Rate of Interest in respect of such Notes will be determined as provided in the applicable Final Terms.

(iii) Minimum and/or Maximum Rate of Interest

If the applicable Final Terms specifies a Minimum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is less than such Minimum Rate of Interest, the Rate of Interest for such Interest Period shall be such Minimum Rate of Interest.

If the applicable Final Terms specifies a Maximum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is greater than such Maximum Rate of Interest, the Rate of Interest for such Interest Period shall be such Maximum Rate of Interest.

(iv) Determination of Rate of Interest and Calculation of Interest Amounts

The Agent, in the case of Floating Rate Interest Notes, and the Calculation Agent, in the case of Index Linked Interest Notes, Inflation Linked Interest Notes, Share Linked Interest Notes or Fund Linked Interest Notes, will at or as soon as practicable after each time at which the Rate of Interest is to be determined, determine the rate of Interest for the relevant Interest Period. In the case of Index Linked Interest Notes, Inflation Linked Interest Notes, Share Linked Interest Notes or Fund Linked Interest Notes,, the Calculation Agent will notify the Agent of the Rate of Interest for the relevant Interest Period as soon as practicable after calculating the same.

The Agent will calculate the amount of interest (the "**Interest Amount**") payable on the Floating Rate Interest Notes or Index Linked Interest Notes, Inflation Linked Interest Notes, Share Linked Interest Notes or Fund Linked Interest Notes in respect of each Specified Denomination for the relevant Interest Period. Each Interest Amount shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Floating Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

"**Floating Day Count Fraction**" means, in respect of the calculation of an amount of interest for any Interest Period:

(i) if "**Actual/365**" or "**Actual/Actual ISDA**" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365 (or, if any portion of that Interest Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Interest Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Interest Period falling in a non-leap year divided by 365);

(ii) if "**Actual/365 (Fixed)**" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365;

(iii) if "**Actual/365 (Sterling)**" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365, or, in the case of an Interest Payment Date falling in a leap year, divided by 366;

(iv) if "**Actual/360**" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 360;

(v) if "**30E/360**", "**360/360**" or "**Bond Basis**" is specified in the applicable Final Terms, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Interest Period is the 31st day of a month but the first day of the Interest Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month or (b)

the last day of the Interest Period is the last day of the month of February in which case the month of February shall not be considered to be lengthened to a 30-day month)); and

(vi) if "**30/360**" or "**Eurobond Basis**" is specified in the applicable Final Terms, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Interest Period unless, in the case of an Interest Period ending on the Maturity Date the Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month).

(v) Notification of Rate of Interest and Interest Amounts

The Agent will cause the Rate of Interest and each Interest Amount for each Interest Period and the relevant Interest Payment Date to be notified to the Issuer and any stock exchange on which the relevant Floating Rate Interest Notes, Index Linked Interest Notes, Inflation Linked Interest Notes, Share Linked Interest Notes or Fund Linked Interest Notes are for the time being listed and notice thereof to be published in accordance with Condition 14 as soon as possible after their determination but in no event later than the fourth London Business Day thereafter. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements may be made by way of adjustment) without prior notice in the event of an extension or shortening of the Interest Period. Any such amendment will be promptly notified to each stock exchange on which the relevant Floating Rate Interest Notes, Index Linked Interest Notes, Inflation Linked Interest Notes, Share Linked Interest Notes or Fund Linked Interest Notes are for the time being listed and to the Noteholders in accordance with Condition 14. For the purposes of this paragraph, the expression "**London Business Day**" means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in London.

(vi) Certificates to be Final

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this Condition 5 (b), whether by the Agent or, if applicable, the Calculation Agent, shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the Agent, the Calculation Agent, if applicable, the other Paying Agents and all Noteholders, Receiptholders and Couponholders and (in the absence as aforesaid) no liability to the Issuer, the Noteholders, the Receiptholders or the Couponholders shall attach to the Agent or the Calculation Agent, if applicable, in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to such provisions.

(c) Interest on Dual Currency Notes

In the case of Dual Currency Notes, if the rate or amount of interest falls to be determined by reference to an exchange rate, the rate or amount of interest payable shall be determined in the manner specified in the applicable Final Terms ("**Rate of Exchange**").

(d) Interest on Partly Paid Notes

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue on the paid-up nominal amount of such Notes and otherwise as specified in the applicable Final Terms.

(e) Accrual of Interest

Each Note (or in the case of the redemption of part only of a Note, that part only of such Note) will cease to bear interest (if any) from the date for its redemption unless, upon due presentation thereof, payment of principal is improperly withheld or refused. In such event, interest will continue to accrue until whichever is the earlier of:

(1) the date on which all amounts due in respect of such Note have been paid; and

(2) five days after the date on which the full amount of the moneys payable has been received by the Agent and notice to that effect has been given to the Noteholders in accordance with Condition 14 or individually.

6. Payments

(a) Method of Payment

Subject as provided below:

(i) payments in a Specified Currency other than euro will be made by transfer to an account in the relevant Specified Currency (which, in the case of a payment in Japanese yen to a non-resident of Japan, shall be a non-resident account) maintained by the payee with, or by a cheque in such Specified Currency drawn on, a bank in the principal financial centre of the country of such Specified Currency (which, in case of Australian dollars, shall be Sydney, in case of New Zealand dollars, shall be Wellington, in the case of Hong Kong dollars, shall be Hong Kong and in the case of Japanese yen, shall be Tokyo); and

(ii) payments in euro will be made by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque.

Payments will be subject in all cases to any fiscal or other laws and regulations applicable thereto in the place of payment, but without prejudice to the provisions of Condition 8.

(b) Presentation of Notes, Receipts and Coupons

Other than in the case of definitive Notes in CF-form, payments of principal in respect of definitive Notes will (subject as provided below) be made in the manner provided in paragraph (a) above only against surrender of definitive Notes, and payments of interest in respect of definitive Notes will (subject as provided below) be made as aforesaid only against surrender of Coupons, in each case at the specified office of any Paying Agent (in the case of any payments to be made in U.S. dollars, outside the United States).

Payments of principal in respect of any definitive Notes in CF-form will be made in the manner provided in paragraph (a) above only against surrender of definitive Notes together with the Coupon sheet attached. Payments of interest in respect of any definitive Notes in CF-form will be made in conformity with the agreement concluded between the Issuer and the *Algemeen Obligatiekantoor van het Centrum voor Fondsenadministratie BV* (the "**Obligatiekantoor**") in Amsterdam, under which agreement the Issuer has accepted the rules and regulations of the Obligatiekantoor.

Payments of instalments of principal (if any), other than the final instalment, will (subject as provided below) be made in the manner provided in paragraph (a) above against presentation and surrender of the relevant Receipt. Payment of the final instalment will be made in the manner provided in paragraph (a) above against surrender of the relevant Note. Each Receipt must be presented for payment of the relevant instalment together with the definitive Note to which it appertains. Receipts presented without the definitive Note to which they appertain do not constitute valid obligations of the Issuer. Upon the date on which any definitive Note becomes due and repayable, unmatured Receipts (if any) relating thereto (whether or not attached) shall become void and no payment shall be made in respect thereof.

Fixed Rate Interest Notes in definitive form (other than Dual Currency Notes, Index Linked Notes and Long Maturity Notes (as defined below)) should be presented for payment together with all unmatured Coupons appertaining thereto (which expression shall for this purpose include Coupons falling to be issued on exchange of matured Talons), failing which the amount of any missing unmatured Coupon (or, in the case of payment not being made in full, the same proportion of the amount of such missing unmatured Coupon as the sum so paid bears to the sum due) will be deducted from the sum due for payment. Each amount of principal so deducted will be paid in the manner mentioned above against surrender of the relative missing Coupon at any time before the expiry of five years after the date on which such principal first became due (whether or not such Coupon would otherwise have become void under Condition 9) or, if later, five years from the date on which such Coupon would otherwise have become due. Upon any Fixed Rate Interest Note becoming due and repayable prior to its Maturity Date, all unmatured Receipts and Talons (if any) appertaining thereto will become void and no payments in respect of any such Receipts and no further Coupons in respect of any such Talons will be made or issued, as the case may be.

Upon the date on which any Floating Rate Interest Note, Dual Currency Note, Index Linked Note or Long Maturity Note (as defined below) in definitive form becomes due and repayable, unmatured Receipts, Coupons and Talons (if any) relating thereto (whether or not attached) shall become void and no payment or, as the case may be, exchange for further Coupons shall be made in respect thereof. Where any such Note is presented for redemption without all unmatured Receipts, Coupons or Talons relating to it,

redemption shall be made only against the provision of such indemnity as the Issuer may require. A "**Long Maturity Note**" is a Fixed Rate Interest Note (other than a Fixed Rate Interest Note which on issue had a Talon attached) whose nominal amount on issue is less than the aggregate interest payable thereon provided that such Note shall cease to be a Long Maturity Note on the Interest Payment Date on which the aggregate amount of interest remaining to be paid after that date is less than the nominal amount of such Note.

If the due date for redemption of any definitive Note is not an Interest Payment Date, interest (if any) accrued in respect of such Note from (and including) the preceding Interest Payment Date or, as the case may be, the Interest Commencement Date shall be payable only against surrender of the relevant definitive Note.

Payments of principal and interest (if any) in respect of Notes represented by any global Note will (subject as provided below) be made in the manner specified above in relation to definitive Notes and otherwise in the manner specified in the relevant global Note against presentation or surrender, as the case may be, of such global Note to or to the order of any Paying Agent. On each occasion on which a payment of principal or interest is made in respect of a Classic Global Note, the payment is noted in a schedule thereto and in respect of a New Global Note the payment is entered pro rata in the record of Euroclear and Clearstream, Luxembourg.

The holder of a global Note shall be the only person entitled to receive payments in respect of Notes represented by such global Note and the Issuer will be discharged by payment to, or to the order of, the holder of such global Note in respect of each amount so paid. Each of the persons shown in the records of Euroclear or Clearstream, Luxembourg as the beneficial holder of a particular nominal amount of Notes represented by such global Note must look solely to Euroclear or Clearstream, Luxembourg as the case may be, for his share of each payment so made by the Issuer to, or to the order of, the holder of such global Note. No person other than the holder of such global Note shall have any claim against the Issuer in respect of any payments due on that global Note. Notwithstanding the foregoing, U.S. dollar payments of principal and interest in respect of the Notes will be made at the specified office of a Paying Agent in the United States (which expression, as used herein, means the United States of America (including the States and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction)) if:

(i) the Issuer has appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment in U.S. dollars at such specified offices outside the United States of the full amount of principal and interest on the Notes in the manner provided above when due;

(ii) payment of the full amount of such interest at all such specified offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions on the full payment or receipt of principal and interest in U.S. dollars; and

(iii) such payment is then permitted under United States law without involving, in the opinion of the Issuer, adverse tax consequences to the Issuer.

(c) Payment Day

If the date for payment of any amount in respect of any Note, Receipt or Coupon is not a Payment Day, the holder thereof shall not be entitled to payment until the next following Payment Day in the relevant place and shall not be entitled to further interest or other payment in respect of such delay. For these purposes (unless otherwise specified in the applicable Final Terms), "**Payment Day**" means any day which is:

(i) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in:

(a) the relevant place of presentation;

(b) any Additional Financial Centre specified in the applicable Final Terms; and

(ii) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments in the principal financial centre of the country of the relevant Specified Currency (if other than the place of presentation and any Additional Financial Centre which, if the Specified Currency is (a) Australian dollars, shall be Sydney, (b) New Zealand dollars, shall be Wellington, (c) Hong Kong dollars, shall be Hong Kong and (d) Japanese yen, shall be Tokyo, or (2) in relation to any sum payable in euro, a day on which the TARGET System is open.

(d) Interpretation of Principal and Interest

Any reference in these Terms and Conditions to principal in respect of the Notes shall be deemed to include, as applicable:

(i) any additional amounts which may be payable with respect to principal under Condition 8;
(ii) the Final Redemption Amount of the Notes;
(iii) the Early Redemption Amount of the Notes;
(iv) the Optional Redemption Amount(s) (if any) of the Notes;
(v) in relation to Instalment Notes, the Instalment Amounts;
(vi) in relation to Zero Coupon Notes, the Amortised Face Amount; and
(vii) any premium and any other amounts which may be payable by the Issuer under or in respect of the Notes.

Any reference in these Terms and Conditions to interest in respect of the Notes shall be deemed to include, as applicable, any additional amounts which may be payable with respect to interest under

Condition 8.

7. Redemption and Purchase

(a) At Maturity

Unless previously redeemed or purchased and cancelled as specified below, each Note will be redeemed by the Issuer at its Final Redemption Amount specified in, or determined in the manner specified in, the applicable Final Terms in the relevant Specified Currency on the Maturity Date or by instalments in the Instalment Amount(s) and on the Instalment Date(s) specified in the applicable Final Terms (in the case of a Note redeemable in instalments, an "**Instalment Note**").

(b) Redemption for Tax Reasons

(i) Subject as provided in paragraph (e) below Notes may be redeemed at the option of the Issuer in whole, but not in part, at any time (in the case of Notes other than Floating Rate Interest Notes, Index Linked Interest Notes, Inflation Linked Interest Notes, Share Linked Interest Notes or Fund Linked Interest Notes) or on any Specified Interest Payment Date (in the case of Floating Rate Interest Notes, Index Linked Interest Notes, Inflation Linked Interest Notes, Share Linked Interest Notes or Fund Linked Interest Notes), on giving not less than 30 nor more than 60 days' notice to the Noteholders in accordance with Condition 14 (which notice shall be irrevocable) if, on the occasion of the next payment due under the Notes, the Issuer has or will become obliged to pay additional amounts as provided or referred to in Condition 8 as a result of any change in, or amendment to, the laws or regulations of The Netherlands or any political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the Issue Date of the first Tranche of the Notes.

(ii) Subject as provided in paragraph (e) below Notes may be redeemed at the option of the Issuer in whole, but not in part, at any time on giving not less than 30 nor more than 60 days' notice to the Noteholders in accordance with Condition 14 (which notice shall be irrevocable) if it becomes or will within 21 days become unlawful for the Issuer to have Notes outstanding or make payments on the Notes as a result of any change in, or amendment to, the laws or regulations of The Netherlands or any change in the application of official interpretation of such laws or regulations or in the position of any regulator, which change or amendment becomes effective on or after the Issue Date of the first Tranche of the Notes.

Notes redeemed pursuant to this Condition 7(b) will be deemed at their Early Redemption Amount referred to in paragraph (e) below together (if appropriate) with interest accrued to (but excluding) the date of redemption.

(c) Redemption at the Option of the Issuer

If the Issuer is specified in the applicable Final Terms as having an option to redeem, the Issuer may, subject as provided in paragraph (e) below and having given:

(i) not less than 15 nor more than 30 days' notice to the Noteholders or such other period of notice as is specified in the applicable Final Terms, in accordance with Condition 14; and

(ii) not less than 15 days before the giving of the notice referred to in (i), notice to the Agent,

(both of which notices shall be irrevocable), redeem all or some only of the Notes then outstanding on the Optional Redemption Date(s) and at the Optional Redemption Amount(s) specified in, or determined in the manner specified in, the applicable Final Terms together, if appropriate, with interest accrued to (but excluding) the Optional Redemption Date(s).

Any such redemption must be of a nominal amount equal to the Minimum Redemption Amount or Higher Redemption Amount, both as indicated in the applicable Final Terms. In the case of a partial redemption of Notes, the Notes to be redeemed ("**Redeemed Notes**") will be selected individually by lot, in the case of Redeemed Notes represented by definitive Notes, and in accordance with the rules of Euroclear, Clearstream, Luxembourg (to be reflected in the records of Euroclear and Clearstream, Luxembourg as either a pool factor of a reduction in principal amount at their discretion) and/or Euroclear Nederland, in the case of Redeemed Notes represented by a global Note, in each case not more than 30 days prior to the date fixed for redemption (such date of selection being hereinafter called the "**Selection Date**"). In the case of Redeemed Notes represented by definitive Notes, a list of the serial numbers of such Redeemed Notes will be published in accordance with Condition 14 not less than 15 days prior to the date fixed for redemption. The aggregate nominal amount of Redeemed Notes represented by definitive Notes shall bear the same proportion to the aggregate nominal amount of all Redeemed Notes as the aggregate nominal amount of definitive Notes outstanding bears to the aggregate nominal amount of the Notes outstanding, in each case on the Selection Date, provided that such first mentioned nominal amount shall, if necessary, be rounded downwards to the nearest integral multiple of the Specified Denomination, and the aggregate nominal amount of Redeemed Notes represented by a global Note shall be equal to the balance of the Redeemed Notes. No exchange of the relevant global Note will be permitted during the period from and including the Selection Date to and including the date fixed for redemption pursuant to this sub-paragraph (c) and notice to that effect shall be given by the Issuer to the Noteholders in accordance with Condition 14 at least 5 days prior to the Selection Date.

(d) Redemption of Notes at the Option of the Noteholders

Subject as provided in paragraph (e) below, if the Noteholders are specified in the applicable Final Terms as having an option to redeem, upon the holder of any Note giving to the Issuer in accordance with Condition 14 not less than 15 nor more than 30 days' notice or such other period of notice as is specified in the applicable Final Terms (which notice shall be irrevocable), the Issuer will, upon the expiry of such notice, redeem, subject to, and in accordance with, the terms specified in the applicable Final Terms, in

whole (but not in part), such Note on the Optional Redemption Date and at the Optional Redemption Amount specified in, or determined in the manner specified in, the applicable Final Terms together, if appropriate, with interest accrued to (but excluding) the Optional Redemption Date.

If this Note is in definitive form, to exercise the right to require redemption of this Note its holder must deliver such Note at the specified office of any Paying Agent at any time during normal business hours of such Paying Agent falling within the notice period, accompanied by a duly signed and completed notice of exercise in the form (for the time being current) obtainable from any specified office of any Paying Agent (a **"Put Notice"**) and in which the holder must specify a bank account (or, if payment is by cheque, an address) to which payment is to be made under this Condition.

(e) Early Redemption Amounts

For the purpose of paragraph (b) above and Condition 10, the Notes will be redeemed at the Early Redemption Amount calculated as follows:

(i) in the case of Notes with a Final Redemption Amount equal to the Issue Price, at the Final Redemption Amount thereof; or

(ii) in the case of a Note (other than a Zero Coupon Note but including an Instalment Note and Partly Paid Note) with a Final Redemption Amount which is or may be less or greater than the Issue Price or which is payable in a Specified Currency other than that in which the Notes are denominated at the amount specified in, or determined in the manner specified in the applicable Final Terms or, if no such amount or manner is so specified in the applicable Final Terms, at its nominal amount;

(iii) in the case of Zero Coupon Notes, at an amount (the "Amortised Face Amount") equal to the product of:

(A) the Reference Price; and

(B) the sum of the figure 1 and the Accrual Yield, raised to the power of x, where "x" is a fraction the numerator of which is equal to the number of days (calculated on the basis of a 360-day year consisting of 12 months of 30 days each) from (and including) the Issue Date of the first Tranche of the Notes to (but excluding) the date fixed for redemption or (as the case may be) the date upon which such Notes become due and repayable and the denominator of which is 360, or (in either case) such other calculation basis as may be specified in the applicable Final Terms.

(f) Instalments

Instalment Notes will be repaid in the Instalment Amounts and on the Instalment Date. In the case of early

redemption, the Early Redemption Amount will be determined pursuant to paragraph (e) above.

(g) Partly Paid Notes

If the Notes are Notes issued on a partly paid basis ("**Partly Paid Notes**"), the Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition and the applicable Final Terms.

(h) Purchases

The Issuer or any of its subsidiaries may at any time purchase Notes (provided that, in the case of definitive Notes, all unmatured Receipts, Coupons and Talons appertaining thereto are purchased therewith) at any price in the open market or otherwise. Such Notes may be held, re-issued, resold or, at the option of the Issuer, surrendered to any Paying Agent for cancellation.

(i) Cancellation

All Notes which are redeemed will forthwith be cancelled (together with all unmatured Receipts and Coupons attached thereto or surrendered therewith at the time of redemption). All Notes so cancelled and the Notes purchased and cancelled pursuant to paragraph (h) above (together with all unmatured Receipts and Coupons cancelled therewith) shall be forwarded to the Agent and cannot be re-issued or resold.

(j) Late Payment on Zero Coupon Notes

If the amount payable in respect of any Zero Coupon Note upon redemption of such Zero Coupon Note pursuant to paragraph (a), (b), (c) or (d) above or upon its becoming due and repayable as provided in Condition 10 is improperly withheld or refused, the amount due and repayable in respect of such Zero Coupon Note shall be the amount calculated as provided in paragraph (e)(ii) above as though the references therein to the date fixed for the redemption or the date upon which such Zero Coupon Note becomes due and repayable were replaced by references to the date which is the earlier of:

(i) the date on which all amounts due in respect of such Zero Coupon Note have been paid; and

(ii) five days after the date on which the full amount of the moneys payable has been received by the Agent and notice to that effect has been given to the Noteholders, in accordance with Condition 14.

8. Taxation

All payments of principal and interest in respect of the Notes, Receipts and Coupons by the Issuer will be made without withholding or deduction for or on account of any present or future taxes or duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of The

Netherlands or any political subdivision or any authority thereof or therein having power to tax, unless such withholding or deduction is required by law. In such event, the Issuer will, depending on which provision is specified in the applicable Final Terms, either:

(a) make the required withholding or deduction of such taxes, duties, assessments or governmental charges for the account of the holders of the Notes, Receipts or Coupons, as the case may be, and shall not pay any additional amounts to the holders of the Notes, Receipts or Coupons; or

(b) pay such additional amounts as shall be necessary in order that the net amounts received by the holders of the Notes, Receipts or Coupons after such withholding or deduction shall equal the respective amounts of principal and interest which would otherwise have been receivable in respect of the Notes, Receipts or Coupons, as the case may be, in the absence of such withholding or deduction; except that no such additional amounts shall be payable with respect to any Note, Receipt or Coupon presented for payment:

   (i) by or on behalf of a Noteholder, Receiptholder or Couponholder who is liable for such taxes or duties in respect of such Note, Receipt or Coupon by reason of his having some connection with The Netherlands other than the mere holding of such Note, Receipt or Coupon or the receipt of principal or interest in respect thereof; or

   (ii) by or on behalf of a Noteholder, Receiptholder or Couponholder who would not be liable or subject to the withholding or deduction by making a declaration of non-residence or other similar claim for exemption to the relevant tax authority; or

   (iii) more than 30 days after the Relevant Date (as defined below) except to the extent that the holder thereof would have been entitled to an additional amount on presenting the same for payment on such thirtieth day; or

   (iv) in The Netherlands; or

   (v) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any law implementing or complying with, or introduced in order to conform to, such Directive; or

   (vi) by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Note, Receipt or Coupon to another Paying Agent in a Member State of the European Union.

As used herein, the "**Relevant Date**" means the date on which such payment first becomes due, except that, if the full amount of the moneys payable has not been duly received by the Agent on or prior to such due date, it means the date on which, the full amount of such moneys having been so received, notice to that effect is duly given to the Noteholders in accordance with Condition 14. If and to the extent that in

respect of the Tier 3 Notes of any Series any amount is not payable or repayable pursuant to Condition 5(f) or 7(k), the Relevant Date shall be the date on which any such amount becomes first payable or repayable.

9. Prescription

The Notes, Receipts and Coupons will become void unless presented for payment within a period of five years after the Relevant Date (as defined in Condition 8) thereof.

There shall not be included in any Coupon sheet issued on exchange of a Talon any Coupon the claim for payment in respect of which would be void pursuant to this Condition or Condition 6(b) or any Talon which would be void pursuant to Condition 6(b).

10. Events of Default

If (in the case of an issue of Senior Notes) any one or more of the following events or (in the case of an issue of Subordinated Notes) any one or more of the events specified in (ii), (iv) and (v) (each an **"Event of Default"**) shall have occurred and be continuing:

(i) default is made for more than 14 days in the payment of interest or principal in respect of the Notes; or

(ii) the Issuer fails to perform or observe any of its other obligations under the Notes and such failure has continued for the period of 30 days next following the service on the Issuer of notice requiring the same to be remedied; or

(iii) (a) any indebtedness for money borrowed or raised (in an aggregate principal amount equal to or greater than euro 20,000,000 or its equivalent in other currencies) of the Issuer or any Material Subsidiary is not paid when due or, as the case may be, within any originally applicable grace period, (b) any such indebtedness of the Issuer or any Material Subsidiary in an aggregate principal amount as aforesaid becomes, or becomes capable of being declared, due and payable prior to its stated maturity other than at the option of the Issuer or any such Material Subsidiary or (c) the Issuer or any Material Subsidiary fails to pay when due any amount payable by it under any guarantee or indemnity given by it in respect of any indebtedness for money borrowed or raised in an aggregate principal amount as aforesaid; or

(iv) the Issuer or any Material Subsidiary is declared bankrupt, or the Issuer or any Material Subsidiary applies for *surséance van betaling* (within the meaning of The Netherlands Bankruptcy Act (*Faillissementswet*), or a declaration in respect of any Material Subsidiary is made as referred to in Section 3.5.5. of the Wft; or

(v) an order is made or an effective resolution is passed for the winding up or liquidation of the Issuer

or any Material Subsidiary unless this is done in connection with a merger, consolidation or other form of combination or this involves a solvent liquidation of a Material Subsidiary,

then any Noteholder may, by written notice to the Issuer at the specified office of the Agent, effective upon the date of receipt thereof by the Agent, declare the Note held by the holder to be forthwith due and payable whereupon the same shall become forthwith due and payable at the Early Redemption Amount (as described in Condition 7(e)), together with accrued interest (if any) to the date of repayment, without presentment, demand, protest or other notice of any kind.

11. Replacement of Notes, Receipts, Coupons and Talons

Should any Note, Receipt, Coupon or Talon be lost, stolen, mutilated, defaced or destroyed, it may be replaced at the specified office of the Agent upon payment by the claimant of such costs and expenses as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may reasonably require. Mutilated or defaced Notes, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

12. Agent and Paying Agents

The names of the initial Agent and the other initial Paying Agents and their initial specified offices are set out below.

The Issuer is entitled to vary or terminate the appointment of any Paying Agent and/or appoint additional or other Paying Agents and/or approve any change in the specified office through which any Paying Agent acts, provided that:

(i) so long as the Notes are listed on any stock exchange, there will at all times be a Paying agent with a specified office in such place as may be required by the rules and regulations of the relevant stock exchange;

(ii) there will at all times be a Paying Agent with a specified office in a city in continental Europe;

(iii) there will at all times be an Agent;

(iv) there will at all times be a Paying Agent with a specified office situated outside The Netherlands; and

(v) the Issuer will ensure that it maintains a paying agent with a specified office in an EU Member State that will not be obliged to withhold or deduct tax pursuant to the EU Savings Directive. EU Savings Directive means the EU Directive 2003/48/EC or any law implementing or complying with, or introduced in order to conform to such EU Savings Directive.

In addition, the Issuer shall forthwith appoint a paying agent having a specified office in New York City in the circumstances described in the final paragraph of Condition 6(b). Any variation, termination, appointment or change shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not less than 30 nor more than 45 days' prior notice thereof shall have been given to the Noteholders in accordance with Condition 14.

13. Exchange of Talons

On and after the Interest Payment Date or the Specified Interest Payment Date or for the Specified Period, as appropriate, on which the final Coupon comprised in any Coupon sheet matures, the Talon (if any) forming part of such Coupon sheet may be surrendered at the specified office of the Agent or any other Paying Agent in exchange for a further Coupon sheet including (if such further Coupon sheet does not include Coupons to (and including) the final date for the payment of interest due in respect of the Note to which it appertains) a further Talon, subject to the provisions of Condition 9. Each Talon shall, for the purposes of these Terms and Conditions, be deemed to mature on Interest Payment Date or the Specified Interest Payment Date or for the Specified Period (as the case may be) on which the final Coupon comprised in the relative Coupon sheet matures.

14. Notices

All notices regarding the Notes shall be published (i) if and for so long as the Notes are listed on Euronext Amsterdam, in the Euronext Amsterdam Daily Official List (Officiële Prijscourant) and in at least one daily newspaper of wide circulation in The Netherlands, and (ii) if and for so long as the Notes are listed on the Luxembourg Stock Exchange, in a leading daily newspaper having general circulation in Luxembourg or the website of the Luxembourg Stock Exchange (www.bourse.lu) . It is expected that such publication in a daily newspaper will be made in Het Financieele Dagblad (in the case of (i) above) and d'Wort (in the case of (ii) above). Any such notice will be deemed to have been given on the date of the first publication in all the newspapers in which such publication is required to be made or on the date of publication on the website of the Luxembourg Stock Exchange.

Until such time as any definitive Notes are issued, there may (provided that, in the case of any publication required by a stock exchange, the rules of the stock exchange so permit), so long as the global Note(s) is or are held in its or their entirety with a depository or a common depository on behalf of Euroclear and Clearstream, Luxembourg and/or any other relevant clearing system or a common safekeeper be substituted for publication in some or all of the newspapers referred to above, the delivery of the relevant notice to Euroclear and Clearstream, Luxembourg and/or any other relevant clearing system for communication by them to the holders of the Notes. Any such notice shall be deemed to have been given to the holders of the Notes on the seventh day after the day on which the said notice was given to Euroclear and Clearstream, Luxembourg and/or any other relevant clearing system, except that, for so long as such Notes are admitted to trading on the Luxembourg Stock Exchange and it is a requirement of applicable law or regulations, such notices shall be published in a leading newspaper having general circulation in Luxembourg (which is expected to be d'Wort) or published on the website of the Luxembourg

Stock Exchange (www.bourse.lu).

Where the identity of all the holders of the Notes is known to the Issuer, the Issuer may (after consultation with the relevant Stock Exchange (where relevant)) give notice individually to such holders in lieu of publication as provided above, except that, so long as the Notes are listed on the Luxembourg Stock Exchange and/or Euronext Amsterdam and the rules of that Stock Exchange so require, such notices will also be published in a daily newspaper of general circulation in Luxembourg and/or The Netherlands respectively.

Notices to be given by any holder of the Notes shall be in writing and given by lodging the same, together with the relative Note or Notes, with the Agent. Whilst any of the Notes are represented by a global Note, such notice may be given by any holder of a Note to the Agent via Euroclear and/or Clearstream, Luxembourg and/or any other relevant clearing system as the case may be, in such manner as the Agent and Euroclear and/or Clearstream, Luxembourg and/or any other relevant clearing system as the case may be, may approve for this purpose.

15. Meetings of Noteholders, Modification and Waiver

The Agency Agreement contains provisions for convening meetings of the Noteholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of the Notes, the Receipts, the Coupons or certain provisions of the Agency Agreement. Such meetings may be convened by the Issuer or Noteholders holding not less than 5%. in a nominal amount of the Notes for the time being remaining outstanding. The quorum at any such meeting for passing an Extraordinary Resolution is one or more persons holding or representing not less than 50 %. in nominal amount of the Notes for the time being outstanding, or at any adjourned meeting one or more persons being or representing Noteholders whatever the nominal amount of the Notes so held or represented, except that at any meeting the business of which includes the modification of certain provisions of the Notes, Receipts or Coupons (including modifying the date of maturity of the Notes or any date for payment of interest thereof, reducing or cancelling the amount of principal or the rate of interest payable in respect of the Notes or altering the currency of payment of the Notes, Receipts or Coupons), the necessary quorum for passing an Extraordinary Resolution will be one or more persons holding or representing not less than two-thirds, or at any adjourned such meeting not less than one-third, in nominal amount of the Notes for the time being outstanding. An Extraordinary Resolution passed at any meeting of the Noteholders shall be binding on all the Noteholders, whether or not they are present at the meeting, and on all Receiptholders and Couponholders.

The Agent and the Issuer may agree, without the consent of the Noteholders, Receiptholders or Couponholders, to:

(i) any modification (except as mentioned above) of the Agency Agreement which is not materially prejudicial to the interests of the Noteholders; or

(ii) any modification of the Notes, the Receipts, the Coupons or the Agency Agreement which is of a formal, minor or technical nature or is made to correct a manifest error or to comply with mandatory provisions of the law of the jurisdiction in which the Issuer is incorporated.

Any such modification shall be binding on the Noteholders, the Receiptholders and the Couponholders and any such modification shall be notified to the Noteholders in accordance with Condition 14 as soon as practicable thereafter.

16. Further Issues

The Issuer shall be at liberty from time to time without the consent of the Noteholders, Receiptholders or Couponholders to create and issue further notes having terms and conditions the same as the Notes or the same in all respects save for the amount and date of the first payment of interest thereon and so that the same shall be consolidated and form a single Series with the outstanding Notes.

17. Substitution of the Issuer

(b) The Issuer may, with the consent of the Noteholders or Couponholders which will be deemed to have been given in respect of each issue of Notes on which no payment of principal of or interest on any of the Notes is in default and after written approval of De Nederlandsche Bank N.V. be replaced and substituted by any directly or indirectly wholly owned subsidiary of the Issuer (the "**Substituted Debtor**") as principal debtor in respect of the Notes and the relative Receipts and Coupons provided that:

(i) such documents shall be executed by the Substituted Debtor and the Issuer as may be necessary to give full effect to the substitution (the "Documents") and (without limiting the generality of the foregoing) pursuant to which the Substituted Debtor shall undertake in favour of each Noteholder and Couponholder to be bound by the Terms and Conditions of the Notes and the provisions of the Agency Agreement as fully as if the Substituted Debtor had been named in the Notes, and the relative Receipts and Coupons and the Agency Agreement as the principal debtor in respect of the Notes and the relevant Receipts and Coupons in place of the Issuer and pursuant to which the Issuer shall guarantee, which guarantee shall be unconditional and irrevocable, (the "Guarantee") in favour of each Noteholder and each holder of the relative Receipts and Coupons the payment of all sums (including any additional amounts payable pursuant to Condition 8) payable in respect of the Notes and the relative Receipts and Coupons;

(ii) where the Substituted Debtor is incorporated, domiciled or resident for taxation purposes in a territory other than The Netherlands, the Documents shall contain a covenant and/or such other provisions as may be necessary to ensure that each Noteholder has the benefit of a covenant in terms corresponding to the provisions of Condition 8 with the substitution for the references to The Netherlands of references to the territory in which the Substituted Debtor

is incorporated, domiciled and/or resident for taxation purposes. The Documents shall also contain a covenant by the Substituted Debtor and the Issuer to indemnify and hold harmless each Noteholder and Couponholder against all liabilities, costs, charges and expenses, which may be incurred by or levied against such holder as a result of any substitution pursuant to this Condition and which would not have been so incurred or levied had such substitution not been made (and, without limiting the foregoing, such liabilities, costs, charges and expenses shall include any and all taxes or duties which are imposed on any such Noteholder or Couponholder by any political sub-division or taxing authority of any country in which such Noteholder or Couponholder resides or is subject to any such tax or duty and which would not have been so imposed had such substitution not been made);

(iii) the Documents shall contain a warranty and representation by the Substituted Debtor and the Issuer (a) that each of the Substituted Debtor and the Issuer has obtained all necessary governmental and regulatory approvals and consents for such substitution and the performance of its obligations under the Documents, and that all such approvals and consents are in full force and effect and (b) that the obligations assumed by each of the Substituted Debtor and the Issuer under the Documents are all valid and binding in accordance with their respective terms and enforceable by each Noteholder;

(iv) each stock exchange which has Notes listed thereon shall have confirmed that following the proposed substitution of the Substituted Debtor such Notes would continue to be listed on such stock exchange;

(v) the Substituted Debtor shall have delivered to the Agent or procured the delivery to the Agent of a legal opinion from a leading firm of lawyers in the jurisdiction in which the Substituted Debtor is situated to the effect that the Documents and the Substituted Debtor's obligations under the Notes, Receipts and Coupons will constitute legal, valid and binding obligations of the Substituted Debtor, such opinion to be dated not more than 3 days prior to the date of substitution of the Substituted Debtor for the Issuer and to be available for inspection by Noteholders and Couponholders at the specified office of the Agent;

(vi) the Issuer shall have delivered to the Agent or procured the delivery to the Agent of a legal opinion from a leading firm of Dutch lawyers to the effect that the Documents (including the Guarantee) will constitute legal, valid and binding obligations of the Issuer, such opinion to be dated not more than 3 days prior to the date of substitution of the Substituted Debtor for the Issuer and to be available for inspection by Noteholders and Couponholders at the specified office of the Agent; and

(vii) the Issuer shall have delivered to the Agent or procured the delivery to the Agent of a legal opinion from a leading firm of Dutch lawyers to the effect that the Documents (including the Guarantee) constitute legal, valid and binding obligations of the Substituted Debtor and the Issuer under Dutch law, such opinion to be dated not more than 3 days prior to the date of

substitution of the Substituted Debtor for the Issuer and to be available for inspection by Noteholders and Couponholders at the specified office of the Agent.

(c) In connection with any substitution effected pursuant to this Condition, neither the Issuer nor the Substituted Debtor need have any regard to the consequences of any such substitution for individual Noteholders or Couponholders resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory and no Noteholder or Couponholder, except as provided in Condition 17(a)(ii), shall be entitled to claim from the Issuer or any Substituted Debtor under the Notes and the relative Receipts and Coupons any indemnification or payment in respect of any tax or other consequences arising from such substitution.

(d) In respect of any substitution pursuant to this Condition in respect of the Subordinated Notes of any Series, the Documents shall provide for such further amendment of the Terms and Conditions of the Subordinated Notes as shall be necessary to ensure that the Subordinated Notes of such Series constitute subordinated obligations of the Substituted Debtor and that the Guarantee constitutes a subordinated obligation of the Issuer, in each case subordinated to no greater than the same extent as the Issuer's obligations prior to its substitution to make payments of principal in respect of the Subordinated Notes of such Series under Condition 3 of the Terms and Conditions.

(e) With respect to Subordinated Notes, the Issuer shall be entitled, after written approval of DNB (*De Nederlandsche Bank N.V.*) by notice to the Noteholders given in accordance with Condition 14, at any time either to effect a substitution which does not comply with paragraph (c) above provided that the terms of such substitution have been approved by an Extraordinary Resolution of the Noteholders or to waive all and any rights to effect a substitution of the principal debtor pursuant to this Condition. Any such notice of waiver shall be irrevocable.

(f) Upon the execution of the Documents as referred to in paragraph (a) above, the Substituted Debtor shall be deemed to be named in the Notes and the relative Receipts and Coupons as the principal debtor in place of the Issuer and the Notes and the relative Receipts and Coupons shall thereupon be deemed to be amended to give effect to the substitution. The execution of the Documents shall operate to release the Issuer as issuer from all of its obligations as principal debtor in respect of the Notes and the relative Receipts and Coupons save that any claims under the Notes and the relative Receipts and Coupons prior to release shall endure for the benefit of Noteholders and Couponholders.

(g) The Documents shall be deposited with and held by the Agent for so long as any Notes or Coupons remain outstanding and for so long as any claim made against the Substituted Debtor by any Noteholder or Couponholder in relation to the Notes or the relative Receipts and Coupons or the Documents shall not have been finally adjudicated, settled or discharged. The Substituted Debtor and the Issuer shall acknowledge in the Documents the right of every Noteholder and

Couponholder to the production of the Documents for the enforcement of any of the Notes or the relative Receipts and Coupons or the Documents.

(h) Not later than 15 business days after the execution of the Documents, the Substituted Debtor shall give notice thereof to the Noteholders in accordance with Condition 14.

18. Governing Law and Submission to Jurisdiction

The Agency Agreement, the Notes, the Receipts and the Coupons are governed by, and shall be construed in accordance with, the laws of The Netherlands.

The Issuer submits for the exclusive benefit of the Noteholders, the Receiptholders and the Couponholders to the jurisdiction of the courts of Amsterdam, The Netherlands, judging in first instance, and in its appellate courts. Without prejudice to the foregoing, the Issuer further irrevocably agrees that any suit, action or proceedings arising out of or in connection with the Agency Agreement, the Notes, the Receipts and the Coupons may be brought in any other court of competent jurisdiction.

PART 2: FORM OF FINAL TERMS FOR MEDIUM TERM NOTES

FORM OF FINAL TERMS

Copies of the Final Terms will be provided upon request by the Issuer. [In addition, in case of Notes listed on Eurolist by Euronext Amsterdam, the Final Terms will be displayed on the website of Euronext Amsterdam (________) and in case of Notes listed on the Luxembourg Stock Exchange, on the website of the Luxembourg Stock Exchange (________)].

Set out below is the form of Final Terms which will be completed for each Tranche of Notes issued under the Programme.

Final Terms

SNS REAAL N.V.

(incorporated under the laws of The Netherlands with limited liability and having its corporate seat in Utrecht)

Issue of [up to] [Aggregate Nominal Amount of Tranche] [Title of Notes] (the "**Notes**")
issued under SNS REAAL N.V.'s € 2,000,000,000 Debt Issuance Programme

dated [•] 2007

This document constitutes the Final Terms of the issue of Notes under the € 2,000,000,000 Debt Issuance Programme (the "**Programme**") of SNS REAAL N.V. (the "**Issuer**"), described herein for the purposes of article 5.4 of Directive 2003/71/EC (the "**Prospectus Directive**"). It must be read in conjunction with the Issuer's base prospectus pertaining to the Programme, dated 25 June 2007 (the "**Prospectus**") and any amendments or supplements thereto, which together constitute a base prospectus for the purposes of the Prospectus Directive. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus and any amendments or supplements thereto. The Prospectus (and any amendments thereto) is available for viewing at www.snsreaal.com as well as at the Amsterdam office of the Issuer at Nieuwezijds Voorburgwal 162, 1012 SJ, Amsterdam, The Netherlands, where copies may also be obtained. Any supplements to the Prospectus will in any case be available at this office and copies thereof may be obtained there.

These Final Terms are to be read in conjunction with the Terms and Conditions (the "**Terms and Conditions**") set forth in the Prospectus. The Terms and Conditions as supplemented, amended and/or disapplied by these Final Terms constitute the conditions (the "**Conditions**") of the Notes. Capitalised terms not defined herein have the same meaning as in the Terms and Conditions. Certain capitalised terms in the Terms and Conditions which are not defined therein have the meaning set forth in these Final Terms. All references to numbered Conditions and sections are to Conditions and sections of the Terms and Conditions set forth in the Prospectus.

[The following language applies if the first tranche of an issue which is being increased was issued under a Prospectus with an earlier date: This document constitutes the Final Terms of the issue of Notes under the € 2,000,000,000 Debt Issuance Programme (the "**Programme**") of SNS REAAL N.V. (the "**Issuer**"), described herein for the purposes of 5.4 of Directive 2003/71/EC (the "**Prospectus Directive**"). It must be read in conjunction with the Issuer's base prospectus pertaining to the Programme, dated 25 June 2007 (the **Prospectus**") and any amendments or supplements thereto, which together constitute a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions (as defined below) which are extracted from the prospectus dated 22 December 2005 and are incorporated by reference and form part of the Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus and any amendments or supplements thereto. The Prospectus (and any amendments thereto) is available for viewing at www.snsreaal.com as well as at the Amsterdam office of the Issuer at Nieuwezijds Voorburgwal 162, 1012 SJ, Amsterdam, The Netherlands, where copies may also be obtained. Any supplements to the Prospectus will in any case be available at this office and copies thereof may be obtained there.

These Final Terms are to be read in conjunction with the Terms and Conditions (the "**Terms and Conditions**") set forth in the prospectus dated 22 December 2005 which are incorporated by reference in the Prospectus. The Terms and Conditions as supplemented, amended and/or disapplied by these Final Terms constitute the conditions (the "**Conditions**") of the Notes. Capitalised terms not defined herein have the same meaning as in the Terms and Conditions. Certain capitalised terms in the Terms and Conditions which are not defined therein have the meaning set forth in these Final Terms. All references to numbered Conditions and sections are to Conditions and sections of the Terms and Conditions set forth in the Prospectus.]

[Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs. Italics denote directions for completing the Final Terms.]

[When adding any other final terms or information at, for example, items 9, 10, 15, 16, 17, 18 or 34 or in relation to disclosure relating to the interests of natural and legal persons involved in the issue/offer consideration should be given as to whether such terms or information constitute "significant new factors" and consequently trigger the need for a supplement to the Prospectus under Article 16 of the Prospectus Directive, the publication of which would in turn trigger the investors' right to withdraw their acceptances within a period of 2 business days.]

1.	Issuer:	SNS REAAL N.V.
2.	[(i)] Series Number:	[ ]
	[(ii) Tranche Number:	[ ]]
		(If fungible with an existing Series, details of that Series,

		including the date on which the Notes become fungible)
3.	Specified Currency or Currencies:	[ ]
4.	Aggregate Nominal Amount [(i) Tranche: [(ii)] Series:	[of Notes admitted to trading]*: [Up to]] [Up to]
5.	[(i)]	Issue Price of Tranche: [ ] per cent. of the Aggregate Nominal Amount [plus accrued interest from [insert date] (in the case of fungible issues only, if applicable)]
	[(ii)	Dealer Commission:] [ ]
6.	[(i)]	Specified Denominations: [ ]
	[(ii)	Form of Definitive Notes] [K/CF/Standard Euromarket]
7.	[(i)]	Issue Date: [ ]
	[(ii)	Interest Commencement Date (if different from the Issue Date):] [ ]
8.	Maturity Date:	[Fixed rate – specify date/Floating rate – Interest Payment Date falling in or nearest to [specify month and year]]
9.	Interest Basis:	[[ ] per cent. Fixed Rate] [[LIBOR/EURIBOR/other] +/– [ ] %. Floating Rate] [Dual Currency Interest] [Zero Coupon] [Index Linked Interest] [Inflation Linked Interest] [Share Linked Interest] [Fund Linked Interest] Non Interest Bearing] [specify other] (further particulars specified below)
10.	Redemption/Payment Basis:	[Redemption at par] [Index Linked Redemption] [Dual Currency Redemption]

[Instalment]
[specify other]

11.	Change of interest Basis or Redemption/ Payment Basis:	[Specify details of any provision for change of Notes into another Interest Basis or Redemption/Payment Basis]
12.	Put/Call Options:	[Investor Put] [Issuer Call] [(further particulars specified below)]
13.	Status of the Notes:	[Senior/ Subordinated]
14.	Method of distribution:	[Syndicated/Non-syndicated/Not applicable]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Interest Note Provisions	[Applicable/Not Applicable] [(If not applicable, delete the remaining sub-paragraphs of this paragraph)]
	(i) Rate(s) of Interest:	[ ] per cent. per annum [payable [annually/semi-annually/quarterly] in arrear] If payable other than annually, consider amending Condition 4)
	(ii) Interest Payment Date(s):	[ ] in each year [(NB: This will need to be amended in the case of long or short coupons)]
	(iii) Interest Period	[Please specify in case of step-up note/Not Applicable]
	(iv) Fixed Coupon Amount(s):	[ ] per [ ] in nominal amount
	(v) Broken Amount(s):	[Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amount[(s)] and the Interest Payment Date(s) to which they relate]
	(vi) Business Day Convention	
	- Business Day Convention	Following Business Day Convention/Modified Following Business Day Convention/No adjustment/Preceding Business Day Convention/[specify other]]

	- Adjustment or Unadjustment for Interest Period	[Adjusted] or [Unadjusted]
	(vii) Fixed Day Count Fraction:	[30/360 or Actual/Actual (ICMA) or specify other]
	(viii) *Other terms relating to* The method of calculating interest for Fixed Rate Interest Notes:	[None/give details]
16.	Floating Rate Interest Note Provisions	[Applicable/Not Applicable] [(If not applicable, delete the remaining sub-paragraphs of this paragraph)]
	(i) Specified Period(s):	[ ][only applicable if no Specified Interest Payment Dates are set out]
	(ii) Specified Interest Payment Dates:	[ ]
	(iii) Business Day Convention - Business Day Convention	Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/No Adjustment/Preceding Business Day Convention/[specify other]]
	- Adjustment or Unadjustment for Interest Period	[Adjusted] or [Unadjusted]
	(iv) Additional Business Centre(s):	[ ]
	(v) Manner in which the Rate of Interest and Interest Amount is to be determined:	[Screen Rate Determination/ISDA Determination/ specify other]
	(vi) Party responsible for calculating the Rate of Interest and interest Amount (if not the Agent):	[ ]
	(vii) Screen Rate Determination:	[Yes/No]
	- Reference Rate:	[ ] [(Either LIBOR, EURIBOR or other, although additional

		information is required if other –including fallback provisions in the Agency Agreement)]
	- Interest Determination Date(s):	[ ] (Second London business day prior to the start of each Interest Period if LIBOR (other than sterling or euro LIBOR), first day of each Interest Period if sterling LIBOR and the second day on which the TARGET System is open prior to the start of each Interest Period if EURIBOR, euro LIBOR or any other inter-bank offered rate prevailing in a country which the TARGET System does not apply))
	- Relevant Screen Page:	[ ] (In the case of EURIBOR, if not Reuters EURIBOR 01 ensure it is a page which shows a composite rate or amend the fallback provisions appropriately)
	- Relevant Time:	[ ] (For example, 11.00 a.m. London time/Brussels time)
(viii)	ISDA Determination:	[Yes/No]
	- Floating Rate Option:	[ ]
	- Designated Maturity:	[ ]
	- Reset Date:	[ ]
(ix)	Margin(s):	[+/–] [ ] per cent. per annum
(x)	Minimum Rate of Interest:	[ ] per cent. per annum
(xi)	Maximum Rate of Interest:	[ ] per cent. per annum
(xii)	Floating Day Count Fraction:	[Actual/365 Actual/365 (Fixed) Actual/365 (Sterling) Actual/360 30/360 30E/360 Other] [(See Condition 5 for alternatives)]
(xiii)	Fall back provisions, rounding	

		provisions and any other terms relating to the method of calculating interest on Floating Rate Interest Notes, if different from those set out in the Conditions:	[ ]
	(xiv)	Description of any market disruption or settlement disruption events that affect the underlying:	[ ]
17.	Zero Coupon Note Provisions		[Applicable/Not Applicable] [(If not applicable, delete the remaining sub-paragraphs of this paragraph)]
	(i)	Accrual Yield:	[ ] per cent. per annum
	(ii)	Reference Price:	[ ]
	(iii)	Any other formula/basis of determining amount payable:	[ ]
18.	Index Linked Interest Note Provisions		[Applicable/Not Applicable] [(If not applicable, delete the remaining subparagraphs of this paragraph)]
	(i)	Index/Formula:	[Give or annex details, name index and description]
	(ii)	Calculation Agent responsible for calculating the principal and/or interest due:	[ ]
	(iii)	Alternative provisions for determining coupon where calculation by reference to index and/or formula is impossible or impracticable:	[ ]
	(iv)	Specified Period(s)/Specified Interest Payment Dates:	[ ]
	(v)	Business Day Convention:	

	- Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/No Adjustment/ specify other]
	- Adjustment or Unadjustment for Interest Period	[Adjusted] or [Unadjusted]
(vi)	Additional Business Centre(s):	[ ]
(vii)	Minimum Rate of Interest:	[ ] per cent. per annum
(viii)	Maximum Rate of Interest:	[ ] per cent. per annum
(ix)	Floating Day Count Fraction:	[Actual/365 Actual/365 (Fixed) Actual/365 (Sterling) Actual/360 30/360 30E/360 Other] [(See Condition 5 for alternatives)]
(x)	Description of any market disruption or settlement disruption events that affect the underlying:	[ ]

19. Inflation Linked Interest Note Provisions — [Applicable/Not Applicable]
[(If not applicable, delete the remaining subparagraphs of this paragraph)]

(i)	Inflation/Formula:	[Give or annex details, name inflation and description]
(ii)	Calculation Agent responsible for calculating the principal and/or interest due:	[ ]
(iii)	Alternative Provisions for determining coupon where calculation by reference to inflation and/or	

	Formula is impossible or impracticable:	[ ]
(iv)	Specified Period(s)/Specified Interest Payment Dates:	[ ]
(v)	Business Day Convention:	
	- Business Day Convention:	[Floating Rate Convention/ Following Business Day Convention/ Modified Following Business Day Convention/ Preceding Business Day Convention/ Unadjusted/ specify other]
	- Adjustment or Unadjustment for Interest Period	[Adjusted] or [Unadjusted]
(vi)	Additional Business Centre(s):	[ ]
(vii)	Minimum Rate of Interest:	[ ] per cent. per annum
(viii)	Maximum Rate of Interest:	[ ] per cent. per annum
(ix)	Floating Day Count Fraction:	Actual/365 Actual/365 (Fixed) Actual/365 (Sterling) Actual/360 30/360 30E/360 Other] [(See Condition 5 for alternatives)]
(x)	Description of any market disruption or settlement disruption events that affect the underlying:	[ ]

20. Share Linked Interest Note Provisions [Applicable/Not Applicable]

[(If not applicable, delete the remaining subparagraphs of this paragraph)]

(i)	Share/Formula:	[Give or annex details, name share and description]

(ii) Calculation Agent responsible for calculating the principal and/or interest due:	[ ]
(iii) Alternative Provisions for determining coupon where calculation by reference to share and/or Formula is impossible or impracticable:	[ ]
(iv) Specified Period(s)/Specified Interest Payment Dates:	[ ]
(v) Business Day Convention:	
- Business Day Convention:	[Floating Rate Convention/ Following Business Day Convention/ Modified Following Business Day Convention/ Preceding Business Day Convention/ Unadjusted/ specify other]
- Adjustment or Unadjustment for Interest Period	[Adjusted] or [Unadjusted]
(vi) Additional Business Centre(s):	[ ]
(vii) Minimum Rate of Interest:	[ ] per cent. per annum
(viii) Maximum Rate of Interest:	[ ] per cent. per annum
(ix) Floating Day Count Fraction:	Actual/365 Actual/365 (Fixed) Actual/365 (Sterling) Actual/360 30/360 30E/360 Other] [(See Condition 5 for alternatives)]
(x) Description of any market disruption or settlement disruption events that affect the underlying:	[ ]

21.	Fund Linked Interest Note Provisions	[Applicable/Not Applicable] [(If not applicable, delete the remaining subparagraphs of this paragraph)]
	(i) Fund/Formula:	[Give or annex details, name fund and description]
	(ii) Calculation Agent responsible for calculating the principal and/or interest due:	[ ]
	(iii) Alternative Provisions for determining coupon where calculation by reference to fund and/or Formula is impossible or impracticable:	[ ]
	(iv) Specified Period(s)/Specified Interest Payment Dates: [ ]	
	(v) Business Day Convention:	
	- Business Day Convention:	[Floating Rate Convention/ Following Business Day Convention/ Modified Following Business Day Convention/ Preceding Business Day Convention/ Unadjusted/ specify other]
	- Adjustment or Unadjustment for Interest Period	[Adjusted] or [Unadjusted]
	(vi) Additional Business Centre(s):	[ ]
	(vii) Minimum Rate of Interest:	[ ] per cent. per annum
	(viii) Maximum Rate of Interest:	[ ] per cent. per annum
	(ix) Floating Day Count Fraction:	Actual/365 Actual/365 (Fixed) Actual/365 (Sterling) Actual/360 30/360 30E/360 Other] [(See Condition 5 for alternatives)]

(x) Description of any market disruption or settlement disruption events that affect the underlying: [ ]

22. Dual Currency Note Provisions [Applicable/Not Applicable]
[(If not applicable, delete the remaining sub paragraphs of this paragraph)]

(i) Rate of Exchange/method of calculating Rate of Exchange: [Give details]

(ii) Calculation Agent, if any, responsible for calculating the principal and/or interest payable: [ ]

(iii) Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable: [ ]

(iv) Person at whose option Specified Currency(ies) is/are payable: [ ]

PROVISIONS RELATING TO REDEMPTION

23. Issuer Call: [Applicable/Not Applicable]
[(If not applicable, delete the remaining sub-paragraphs of this paragraph)]

(i) Optional Redemption Date(s): [ ]

(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s): [ ]

(iii) If redeemable in part:
(a) Minimum Redemption Amount: [ ]
(b) Maximum Redemption Amount: [ ]

(iv) Notice period (if other than as set out in the Conditions): [ ]

[(N.B. If setting notice periods which are different to those provided in the Conditions, the Issuer is advised to consider the practicalities of distribution of information through intermediaries, for example, clearing systems and custodians, as well as any other notice requirements which may apply, for example, as between the Issuer and the Agent)]

24.	Investor Put:	[Applicable/Not Applicable] [(If not applicable, delete the remaining sub-paragraphs of this paragraph)]
	(i) Optional Redemption Date(s):	[ ]
	(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	[ ] per Note of [ ] Specified Denomination
	(iii) Notice period (if other than as set out in the Conditions):	[ ] [(N.B. If setting notice periods which are different to those provided in the Conditions, the Issuer is advised to consider the practicalities of distribution of information through intermediaries, for example, clearing systems and custodians, as well as any other notice requirements which may apply, for example, as between the Issuer and the Agent)]
25.	Final Redemption Amount	[par/specify other/see Appendix]
26.	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 7(e)):	[ ]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

27.	Form of Notes:	[Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes only upon the occurrence of an Exchange Event.] [Temporary Global Note exchangeable for Definitive

		Notes on and after the Exchange Date.] [Permanent Global Note exchangeable for Definitive Notes only upon the occurrence of an Exchange Event.] [Permanent Global Note not exchangeable for Definitive Notes]
28.	New Global Note	[Applicable/Not Applicable] [Please refer to item 50 (vi)]
29.	Additional Financial Centre(s) or other special provisions relating to payment Dates:	[Not Applicable/give details] [Note that this item relates to the date and place of payment and not Interest Period end dates to which items 15(ii), 16(ii), 18(iv), 19(iv), 20(iv) and 21(iv) relate]
30.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	[Yes/No. If yes, give details]
31.	Details relating to Instalment Notes; amount of each instalment, date on which each payment is to be made:	[Not Applicable/give details]
32.	Redenomination:	[Redenomination [not] applicable (if Redenomination is applicable, include (i) either the applicable Fixed Day Count Fraction or any provisions necessary to deal with floating rate interest, inflation linked interest, share linked interest, fund linked interest or index linked interest calculation (including alternative reference rates) and (ii) the New Currency]
33.	Whether Condition 8 first paragraph under (a) of the Notes applies (in which case Condition 7(b) of the Notes will not apply) or whether Condition 8 first paragraph under (b) of the Notes applies (in which case Condition 7(b) of the Notes	

	will apply):	[Condition 8 first paragraph under (a) applies and Condition 7(b) does not apply] [Condition 8 first paragraph under (b) applies and Condition 7(b) applies]
34.	Other terms or special conditions:	[Not Applicable/give details] [(when adding any other final terms consideration should be given as to whether such terms constitute "significant new factors" and consequently trigger the need for a supplement to the Prospectus under Article 16 of the Prospectus Directive)]

DISTRIBUTION

35.	(i) [If syndicated, names of Managers and underwriting commitments]	[Not Applicable/give names/ give legal names, addresses and underwriting commitments] [*Please note that the process for notification to potential investors of the amount allotted and an indication whether the dealing may begin before notification is made will be provided for by the Manager(s) to potential investors*]
	(ii) Date of Syndication Agreement:	[ ]**
	(iii) Stabilising Manager (if any):	[Not Applicable/give legal name]
36.	If non-syndicated, name and address of relevant Dealer:	[specify name [and address]** of Dealer/Not applicable. The Notes are not being underwritten by any Dealer(s).]
37.	Total commission and concession:	[ ] per cent. of the Aggregate Nominal Amount**

OTHER PROVISIONS

38.	Whether TEFRA D or TEFRA C rules applicable	[TEFRA D/TEFRA C]
39.	Additional selling restrictions:	[Not Applicable/give details]
40.	Listing	
	(i) Listing	[Eurolist by Euronext Amsterdam/other (specify)/ None]
	(ii) Admission to trading:	[Application has been made for the Notes to be admitted to trading on Eurolist by Euronext Amsterdam with effect

from [___], [Not Applicable]. [(Where documenting a fungible issue need to indicate that original securities are already admitted to trading.)** [___]*]

41.	Ratings:	The Notes to be issued have [not] been rated:
	[S & P:	[ ]]
	[Moody's:	[ ]]
	[Fitch:	[ ]]
	[[Other]:	[ ]]
		[Include here a brief explanation of the meaning of the ratings if this deviates from the explanations given in "General Information" published by the rating provider.]**

42. [Notification]

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*, "**AFM**") [has been requested to provide/has provided – include first alternative for an issue which is contemporaneous with the update of the Programme and the second alternative for subsequent issues] the [names of competent authorities of host Member States] with a notification that the Prospectus has been drawn up in accordance with the Prospectus Directive.]

43. Interests of Natural and Legal Persons Involved in the Issue

[Save for any fees payable to the Dealers, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer. – Amend as appropriate if there are other interests]

44. Reasons for the Offer (if different from making a profit and/or hedging certain risks):[ ]

45. Estimated net proceeds and total expenses

(i)	Estimated net proceeds	[ ] [(Also see "Use of Proceeds" wording in Prospectus – if reasons for offer different from making profit and/or hedging certain risks will need to include those reasons here. If proceeds are intended for more than one use will need to split out and present in order of priority. If proceeds insufficient to fund all proposed uses state amount and sources of other funding.)]
(ii)	Estimated total expenses:	[ ]. [Include breakdown of expenses]

46. Yield (Fixed Rate Interest Notes only)

Indication of yield: [ ]

The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield. [Calculated as [include details of method of calculation in summary form] on the Issue Date.]**

47. Historic Interest Rates (Floating Rate Interest Notes only)**
Details of historic [LIBOR/EURIBOR/other] rates can be obtained from Reuters EURIBOR 01

48. Performance of index/formula, inflation/formula, share/formula or fund/formula explanation of effect on value of investment and associated risks (Index-Linked Interest Notes, Inflation Linked Interest Notes, Share Linked Interest Notes and Fund Linked Interest Notes only)**

[Name of index]	[ ]
[Description of index/inflation/share/fund if composed by Issuer:]	[ ]
[Information on index/inflation/share/fund if not composed by Issuer:]	[ ]

[Need to include details of where information on the past and future performance and volatility of the index/formula, inflation/formula, share/formula or fund/formula can be obtained and a clear and comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when the risks are most evident.]

The underlying is a security:	[Name of the issuer of the security] [ISIN Code or other identification code]
The underlying is a basket of underlyings:	[disclosure of relevant weightings of each underlying in the basket]

49. Performance of rate[s] of exchange and explanation of effect on value of investment (Dual Currency Notes only)
[Need to include details of where information on the past and future performance and volatility of the relevant rates can be obtained and a clear and comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when the risks are most evident.]

50. Operational Information

(i) ISIN Code:	[ ]
(ii) Common Code:	[ ]
(iii) Fondscode:	[ ] [Not Applicable]
(iv) WKN Code:	[ ] [Not Applicable]
(v) Other relevant code:	[ ][Not Applicable/give name(s) and numbers(s)]
(vi) New Global Note intended to be	

held in a manner which would allow Eurosystem eligibility: [Not Applicable/Yes/No]

[Note that the designation "Yes" simply means that the Notes are intended upon issue to be deposited with Euroclear or Clearstream, Luxembourg as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.] [*Include this text if "Yes" selected in which case the Notes must be issued in NGN form*]

(vii)	Offer Period:	[The offer of the Notes is expected to open at [ ] hours ([ ] time) on [ ] and close at [ ] hours ([ ] time) on [ ] or such earlier or later date or time as the Issuer may determine, following consultation with the relevant Dealer where practical,] (and announce])] [Not Applicable]
(viii)	Delivery:	Delivery [against/free of] payment
(ix)	Payment:	[Method and time limits of paying up the Notes – to be included if any agreement in this respect is entered into between Issuer and Manager(s)]
(x)	Settlement Procedure:	[Method of settlement procedure]
(xi)	Clearing System:	[Euroclear /Clearstream Luxembourg/ Euroclear Nederland/other alternative clearing system]

51. Additional paying agent (if any) [Name:]
[Address:]

52. Additional information [The following information should be consulted in connection with the offer of the Notes: [- insert relevant information which does not necessitate a Supplement to the Prospectus].

53. Listing Application

[These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Programme for the issuance of Notes of SNS REAAL N.V./Not Appicable]

Responsibility

The Issuer declares that, having taken all reasonable care to ensure that such is the case, the information contained herein is, to the best of its knowledge, in accordance with the facts and contains no omission likely to affect its import. The Issuer accepts responsibility for the information contained in these Final Terms. [[ ] has been extracted from [ ]. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware and is able to ascertain from information published by [ ], no facts have been omitted which would render the reproduced information inaccurate or misleading.]

Signed on behalf of the Issuer:

By:	By:
Duly authorised	Duly authorised

Notes:

*	Not required if the minimum denomination is less than €50,000
**	Not required if the minimum denomination is €50,000

CHAPTER 3: CAPITAL SECURITIES

PART 1: TERMS AND CONDITIONS OF CAPITAL SECURITIES

The following are the Terms and Conditions of the Capital Securities which will be applicable to each Series of Capital Securities, provided that the relevant Final Terms in relation to any Capital Securities may specify other Terms and Conditions which shall, to the extent so specified or to the extent inconsistent with these Terms and Conditions, replace the following Terms and Conditions for the purposes of such Capital Securities:

The Capital Securities are issued in accordance with an amended and restated agency agreement dated 25 June 2007 (as supplemented from time to time, the Agency Agreement) and made between, inter alia, SNS REAAL N.V. (the Issuer), Dexia Banque Internationale à Luxembourg as issuing and principal paying agent and agent bank (the Agent, which expression shall include any successor agent) and the other paying agents named therein (together with the Agent, the Paying Agents, which expression shall include any additional or successor paying agents). Copies of the Agency Agreement are available for inspection at the specified office of each of the Paying Agents. All persons from time to time entitled to the benefit of obligations under any Capital Securities shall be deemed to have notice of, and shall be bound by, all of the provisions of the Agency Agreement and the Final Terms (as defined below) insofar as they relate to the relevant Capital Securities.

The Capital Securities are issued in series (each, a Series), and each Series may comprise one or more tranches (Tranches and each, a Tranche) of Capital Securities. Each Tranche will be the subject of the Final Terms (each, the Final Terms), a copy of which will, in the case of a Tranche in relation to which application has been made for admission to Eurolist by Euronext Amsterdam N.V. (Eurolist by Euronext Amsterdam) be lodged with Euronext Amsterdam N.V. (Euronext Amsterdam) and will be available for inspection at the specified office of the Paying Agents.

The Holders are entitled to the benefit of, are bound by, and are deemed to have notice of, all the provisions of the Agency Agreement and the Final Terms applicable to them.

References in these Terms and Conditions to Securities are to Capital Securities of the relevant Series.

1. FORM, DENOMINATION AND TITLE

1.1 Form and Denomination

The Securities are in bearer form and shall be in denominations as indicated in the applicable Final Terms. The Securities will be represented by a Temporary Global Security which is exchangeable for a Permanent Global Security (each a **Global Security**) without interest coupons. Unless specified otherwise in the Final Terms, each Global Security will be deposited with Euroclear Nederland and thereby become subject to the Dutch Securities Giro Transfer Act (*Wet Giraal Effectenverkeer*, **WGE**). Unless specified otherwise in the Final Terms, the Global Security will not be exchangeable for definitive bearer Securities.

1.2 Transfer and Title

Unless specified otherwise in the Final Terms, interests in a Global Security will be transferable only in accordance with the provisions of the WGE and the rules and procedures for the time being of Euroclear Nederland and its participants (*aangesloten instellingen*) and all transactions in (including transfer of) Securities, in the open market or otherwise must be effected through participants of Euroclear Nederland. The bearer of a Global Security will be the only person entitled to receive payments in respect of such Global Security. Each person who is for the time being shown in the records of Euroclear Nederland or any of its participants as the holder of a particular nominal amount of such Securities (in which regard any certificate or other document issued by Euroclear Netherlands or such participant as to the nominal amounts of Securities standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the Issuer and the Paying Agent as the holder of such nominal amount of such Securities for all purposes other than with respect to the payment of principal or interest on the Securities, for which purpose the bearer of a Global Security shall be treated by the Issuer and the Paying Agent as the holder of such Securities in accordance with and subject to the terms of the Global Security.

2. STATUS

(a) Status and Subordination of the Securities

The Securities constitute direct, unsecured, subordinated securities of the Issuer and rank *pari passu* without any preference among themselves. The rights and claims of the Holders under the Securities are subordinated to the claims of Senior Creditors of the Issuer, present and future.

(b) Condition of Payment by the Issuer

Payments in respect of the Securities (and using the proceeds of the issue of Ordinary Shares in accordance with Condition 6) are conditional upon the Required Deferral Condition not having been met at the time of payment (or at the time of using the proceeds of issue of such Ordinary Shares) and no principal or Payments shall be due and payable in respect of the Securities (including using the proceeds of the issue of Ordinary Shares in accordance with Condition 6) except to the extent that the Required Deferral Condition has not been met and the Issuer could make such payment (or using the proceeds of such issue of Ordinary Shares) without meeting the Required Deferral Condition.

For the purposes of this Condition 2(b) any reference to a payment by the Issuer in respect of a Security shall be deemed to include a redemption or purchase of such Security by the Issuer.

(c) Winding-Up Claims of the Issuer

Amounts in respect of principal or Payments in respect of which the conditions referred to in Condition 2(b) are not satisfied on the date upon which the same would otherwise be due and payable and have since not been paid ('**Winding-Up Claims**') will be payable by the Issuer in a winding-up (*faillissement of vereffening na ontbinding*) of the Issuer as provided in Condition 3 or on any redemption pursuant to Condition 7(b), 7(c) or 7(d). A Winding-Up Claim shall not bear interest.

(d) Set-off

Subject to applicable law, no Holder may exercise or claim any right of set-off in respect of any amount owed to it by the Issuer arising under or in connection with the Securities and each

Holder shall, by virtue of being the holder of any Security, be deemed to have waived all such rights of set-off.

3. WINDING-UP

If at any time an order is made, or an effective resolution is passed, for the winding-up (*faillissement of vereffening na ontbinding*) of the Issuer (except in any such case a solvent winding-up solely for the purpose of a reconstruction or amalgamation or the substitution in place of the Issuer of a successor in business of the Issuer, the terms of which reconstruction, amalgamation or substitution have previously been approved by an Extraordinary Resolution (as defined in the Agency Agreement)), there shall be payable by the Issuer in respect of each Security (in lieu of any other payment by the Issuer) a winding-up amount. The Securities will rank on a winding-up (*faillissement of vereffening na ontbinding*) of the Issuer in priority to distributions on all classes of share capital of the Issuer and will rank *pari passu* with each other and among themselves, but will be subordinated in right of payment to the claims of Senior Creditors of the Issuer, present and future.

In a winding-up (*faillissement of vereffening na ontbinding*) of the Issuer, the Holders will have (a) only a claim for payment in full or part of principal and Deferred Coupon Payments, if any, to the extent that distributable assets of the Issuer are sufficient to pay in full or part such amount of principal and such Deferred Coupon Payments and (b) if the Final Terms indicate that the Ordinary Shares Threshold is applicable, no claim in respect of any amount of a Deferred Coupon Payment which has not yet been settled by means of the Alternative Coupon Satisfaction Mechanism in accordance with Condition 6 as a result of the Issuer having reached the Ordinary Shares Threshold during an ACSM Cap Period preceding wind up.

4. DEFERRALS

The Issuer must make each Coupon Payment on the relevant Coupon Payment Date subject to and in accordance with these Terms and Conditions. Without prejudice to the generality of Condition 2 and subject to Condition 4(c) as specified below, the Issuer must or may defer a Coupon Payment and any other Payment in the following circumstances:

(a) Required Deferral of Payment

(i) If the Required Deferral Condition is met on the 20th Business Day prior to the date on which any Payment (such term does not include principal) would be otherwise due and payable,, the Issuer must (subject to Condition 6) defer such Payment or such part thereof, as the case may be, by giving a notice (also a "**Deferral Notice**") to the Holders, the Agent and the Calculation Agent not less than 16 Business Days prior to such date.

If, following the deferral of a Payment by the Issuer under this Condition 4(a)(i), the Required Deferral Condition is no longer met on the 20th Business Day preceding a Coupon Payment Date, then the Issuer shall satisfy such Payment on the relevant Deferred Coupon Satisfaction Date having given, not less than 16 Business Days prior to the Deferred Coupon Satisfaction Date, notice to the Holders and the Calculation Agent that it will satisfy such Payment on such date.

(ii) The Issuer shall not satisfy such Payment on the relevant Deferred Coupon Satisfaction Date referred to in Condition 4(a)(i) above, if:

(1) it has previously elected to satisfy such Payment earlier (provided that, at the time of satisfying such payment, the Required Deferral Condition fails to be met) by delivering a notice to the Holders, the Agent and the Calculation Agent not less than 16 Business Days prior to the relevant Deferred Coupon Satisfaction Date that it will satisfy such Payment on such date; or

(2) it validly elects to defer under Condition 4(b) the Payment which would otherwise have been satisfied under Condition 4(a)(i).

(iii) If any Payment is deferred pursuant to Condition 4(a)(i) then no amount will be payable by way of interest on any such deferred Payment, save as provided in Condition 6(e). Any such deferred Payment shall be satisfied from the proceeds of the issue of Ordinary Shares in accordance with, and subject to the limitations contained in, Condition 6.

(b) Optional Deferral of Payments

(i) Subject to Condition 4(c), the Issuer may in respect of any Payment which would, in the absence of deferral in accordance with this Condition 4, be due and payable, defer all or part of such Payment by giving a notice (also a '**Deferral Notice**') to the Agent, the Calculation Agent and the Holders not less than 16 Business Days prior to the relevant due date. Subject to Condition 4(c), the Issuer may then satisfy any such Payment at any time by means of an issue of Ordinary Shares in accordance with, and subject to the limitations contained in, Condition 6 upon delivery of a notice to the Agent and the Calculation Agent not less than 16 Business Days prior to the relevant Deferred Coupon Satisfaction Date informing them of its election to so satisfy such Payment and specifying the relevant Deferred Coupon Satisfaction Date.

(ii) If any Payment is deferred pursuant to this Condition 4(b) then such deferred Payment shall bear interest at the Applicable Coupon Rate from (and including) the date on which (but for such optional deferral) the Deferred Coupon Payment would otherwise have been due to be made to (but excluding) the relevant Deferred Coupon Satisfaction Date.

(iii) Subject to Condition 4(b)(iv), the Issuer may give a Deferral Notice under this Condition 4(b) in its sole discretion and for any reason, except that a Deferral Notice as to a Payment required to be paid pursuant to (i), (ii) or (iii) under (c) below shall have no force or effect.

(iv) Notwithstanding the foregoing, if the Final Terms indicate that a Capital Disqualification Event is applicable to the Securities, then on any Coupon Payment Date with respect to which (A) a Capital Disqualification Event has occurred and is continuing and (B) the Issuer is in compliance with the applicable Capital Adequacy Regulations, the Issuer shall be obliged to make the Coupon Payment on such Coupon Payment Date and may not exercise its discretion to defer a Coupon Payment.

(c) Dividend Pusher; Mandatory Payments and Mandatory Partial Payments

The Issuer will be required to make payments on the Securities in the following circumstances:

(i) If a Mandatory Payment Event or a Mandatory Partial Payment Event occurs then all Deferred Coupon Payments will become mandatorily due and payable in full on or within 60 days following the date of the Mandatory Payment Event or Mandatory Partial Payment Event in accordance with, and subject to the limitations contained in, Condition 6. The Issuer may satisfy its obligations to pay such Deferred Coupon Payment only in accordance with the Alternative Coupon Satisfaction Mechanism. For the avoidance of doubt, the Issuer will not be required to utilise the Alternative Coupon Satisfaction Mechanism in order to satisfy its obligation to pay any Mandatory Partial Payment payable on a Mandatory Partial Payment Date that coincides with the date on which such Deferred Coupon Payment has become mandatory due and payable in full.

(ii) If in six months prior to a Coupon Payment Date a Mandatory Payment Event occurs (such an event being referred to as a '**Junior Coupon Pusher Event**'), then the Coupon Payments payable on the next number of Coupon Payment Dates as specified in the Final Terms will be mandatorily due and payable in full on the relevant consecutive Coupon Payment Dates following such Junior Coupon Pusher Event, subject to the occurrence or existence of any Required Deferral Condition at the time such payment would otherwise have to be made. The Issuer is permitted, but shall not be required, to satisfy its obligation to make the Coupon Payment payable on such Coupon Payment Date in accordance with the Alternative Coupon Satisfaction Mechanism.

(iii) If, in six months prior to a Coupon Payment Date, a Mandatory Partial Payment Event occurs (such an event being referred to as a '**Parity Coupon Pusher Event**'), then Mandatory Partial Payments will be mandatorily due and payable in respect of each Security on the next number of consecutive Coupon Payment Dates following such Parity Coupon Pusher Event as specified in the Final Terms, subject to the occurrence or existence of the Required Deferral Condition at the time such payment would otherwise have to be made and provided that such Mandatory Partial Payment Event was not itself compulsorily required to be paid solely as a result of a dividend or other payment having been made on a Parity Security or a Parity Guarantee, as applicable. The Issuer is permitted, but shall not be required, to satisfy its obligation to pay any Mandatory Partial Payments in accordance with the Alternative Coupon Satisfaction Mechanism.

(d) Dividend Stopper

The Issuer agrees that, beginning on the day the Issuer gives a Deferral Notice until all Deferred Coupon Payments are paid or satisfied in full, the Issuer will not recommend to its shareholders, and to the fullest extent permitted by applicable law will otherwise act to prevent, any action which would constitute a Mandatory Payment Event or a Mandatory Partial Payment Event.

5. COUPON PAYMENTS

(a) Coupon Payment Dates

The Securities bear interest from (and including) the Issue Date. Such interest will (subject to Conditions 2(b), 4(a), 4(b), 6(d) and 6(e)) be payable in arrear on each Coupon Payment Date as indicated in the Final Terms. Each Security will cease to bear interest from the due date for redemption unless, upon due presentation, payment of principal is improperly withheld or refused. In such event, it shall continue to bear interest at the prevailing rate in accordance with this Condition (both before and after judgment).

If any Coupon Payment Date would otherwise fall on a day which is not a Business Day it shall, unless specified otherwise in the Final Terms, be postponed to the next Business Day unless it would then fall into the next calendar month in which event the Coupon Payment Date shall be brought forward to the preceding Business Day and after the foregoing each subsequent Coupon Payment Date is the last Business Day of the month which falls three months after such Coupon Payment Date. The amount of the relevant Coupon Payment shall not be adjusted as a result.

(b) Fixed Coupon Rate

Securities in relation to which this Condition 5(b) is specified in the relevant Final Terms as being applicable, shall bear a fixed rate interest at the Coupon Rate per annum as specified in the Final Terms.

(c) Floating or Variable Coupon Rate

Securities in relation to which this Condition 5(c) is specified in the relevant Final Terms as being applicable, shall bear a floating or variable interest at the Coupon Rate per Coupon Period as specified in the relevant Final Terms and determined in accordance with Condition 5(d).

(d) Determination of Coupon Rate and Coupon Amounts

The Calculation Agent will, upon the determination of each Coupon Rate pursuant to Condition 5(c), calculate the Coupon Amount and cause the Coupon Rate and each Coupon Amount payable in respect of a Coupon Period to be notified to the Issuer, the Agent, Euronext Amsterdam and the Holders as soon as possible after their determination but in no event later than the fourth Business Day thereafter.

Unless specified otherwise in the relevant Final Terms, the amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months

(e) No Determination or Calculation by Calculation Agent

If the Calculation Agent does not at any time for any reason (i) determine the Coupon Rate in accordance with Conditions 5(c) or (ii) calculate a Coupon Amount in accordance with Condition 5(d), the Issuer shall appoint an agent to do so and such determination or calculation shall be deemed to have been made by the Calculation Agent. In doing so, the Issuer or such agent shall apply the foregoing provisions of this Condition, with any necessary consequential amendments, to the extent that, in its opinion, it or such agent can do so, and in all other respects it or such agent shall do so in such manner as it shall deem fair and reasonable in all the circumstances. All determinations or calculations made or obtained for the purposes of the provisions of this Condition 5(e) by such agent, shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the Calculation Agent, the Paying Agents and all Holders,

6. ALTERNATIVE COUPON SATISFACTION MECHANISM

(a) Alternative Coupon Satisfaction Mechanism

If any Deferred Coupon Payment (with any interest accrued on such Deferred Coupon Payment, as applicable) is to be made, it will be satisfied using the Alternative Coupon Satisfaction Mechanism.

In addition, the Issuer may elect at any time to satisfy its obligation to make any Payment (other than Deferred Coupon Payments and a payment of principal) to Holders by using the Alternative

Coupon Satisfaction Mechanism. "Alternative Coupon Satisfaction Mechanism" means that the relevant payment is satisfied from the proceeds of the issue of such amount of Ordinary Shares for cash as required to provide enough cash for the Issuer to make full payments on the Securities in respect of the relevant Payment, in accordance with and subject to the following provisions of this Condition 6.

Investors will always receive payments made in respect of Securities in cash.

If the Issuer uses the Alternative Coupon Satisfaction Mechanism, the Issuer shall notify the Holders and the Agent not less than 16 Business Days prior to the relevant Coupon Payment Date. In the absence of or save to the extent of such issue, subject to Condition 4(a) (Required Deferral of Payments) and Condition 4(b) (Optional Deferral of Payments), Payments must be satisfied in accordance with Condition 9(a).

Any relevant Deferred Coupon Payment will only be made by operation of the Alternative Coupon Satisfaction Mechanism to the extent that the proceeds raised from the issuance or sale of Ordinary Shares is received no more than six months before the relevant Deferred Coupon Satisfaction Date (or such other period as may be specified in the Final Terms) and, if the Final Terms indicate that the Ordinary Shares Threshold is applicable, to the extent that the number of Ordinary Shares does not exceed the Ordinary Shares Threshold during the relevant ACSM Cap Period. To the extent the Issuer is unable to satisfy a Deferred Coupon Payment in full as a result of it reaching the Ordinary Shares Threshold, if applicable, (A) the Issuer shall satisfy such Deferred Coupon Payment in part with proceeds raised from the issuance or sale of Ordinary Shares up to the Ordinary Shares Threshold and (B) any unsettled Deferred Coupon Payment amount shall remain outstanding and, to the extent the Issuer is not wound up, be satisfied during the next ACSM Cap Period or ACSM Cap Periods, in each case subject to the Ordinary Shares Threshold applicable to the respective ACSM Cap Period and, in all cases, the limitation contained in the immediately following paragraph, with proceeds raised from the issuance or sale of Ordinary Shares received no more than six months before the relevant Deferred Coupon Satisfaction Date.

If the Final Terms indicate that the Ordinary Shares Threshold is applicable, the Issuer shall use its best efforts to satisfy any Deferred Coupon Payment by way of the foregoing Alternative Coupon Settlement Mechanism during the period of time specified under the subparagraph titled "ACSM Settlement Period" in the Final Terms (the '**ACSM Settlement Period**'). If at the end of the relevant ACSM Settlement Period in respect of any Deferred Coupon Payment the Issuer has been unable to make full payment of such Deferred Coupon Payment in accordance with the ACSM, the obligations of the Issuer to satisfy any Coupon Payment that was deferred during such ACSM Settlement Period shall, to the extent not already settled under the ACSM, be cancelled, and Holders will have no claim in respect thereof.

(b) Issue of shares

If any Payment (for the purposes of this Condition 6, a **Due Amount**) is to be satisfied on a particular date (the **Due Date**) in accordance with the Alternative Coupon Satisfaction Mechanism then, subject to Conditions 6(d), 6(e) and 6(f):

(i) on or prior to the eleventh Business Day prior to the Due Date the Issuer shall calculate the number of its Ordinary Shares that have an aggregate market value of not less than the Due Amount and shall notify the Holders accordingly;

(ii) on or prior to the eleventh Business Day prior to the Due Date the Issuer shall calculate the number of Ordinary Shares (the **Associated Cost Ordinary Shares**) required to be

issued by the Issuer as, on sale, produce a net amount of not less than the Associated Costs and shall notify the Holders accordingly;

(iii) on or prior to the seventh Business Day preceding the Due Date, the Issuer shall duly authorise the issue of the relevant number of Ordinary Shares and the Associated Costs Ordinary Shares and on the Business Day prior to the relevant payment date, shall validly issue, free from lien or any other encumbrance such Ordinary Shares and Associated Cost Ordinary Shares to market investors;

(iv) following the sale of the Ordinary Shares and the Associated Cost Ordinary Shares, the Issuer shall apply the proceeds of the issuance of the Ordinary Shares and the Associated Cost Ordinary Shares in or towards satisfaction of the Associated Costs and the Due Amount with such proceeds of the issuance in respect of the Due Amount being paid by the Issuer to the Agent in the manner provided in the Agency Agreement in order that it can be paid to the Holders in accordance with such Agreement;

(v) if the proceeds of the issuance of the Ordinary Shares and the Associated Cost Ordinary Shares will not, in the opinion of the Issuer despite the arrangements contained herein, result in each case in a sum at least equal to the Due Amount and Associated Costs being available to satisfy the relevant Payment and the Associated Costs in full on the Due Date, the Issuer shall promptly notify the Holders and shall then take such steps as are reasonably necessary to ensure, so far as practicable, that through issuing additional Ordinary Shares in accordance with this Condition 6 in each case a sum at least equal to respectively the relevant Payment and the Associated Costs will be available to make the relevant Payment and pay the Associated Costs in full on the Due Date, provided that for such purpose this Condition 6 (b) shall be modified as follows:

(A) references therein to **Payment** shall be deemed to be references to the amount by which the aggregate sum then paid to the Agent in respect of the relevant Payment pursuant to this Condition 6(b) is less than the Due Amount (the **Payment Shortfall**);

(B) references therein to **Associated Costs** shall be deemed to be references to the aggregate of (A) the amount by which the sum received by or on behalf of the Issuer in respect of Associated Costs is less than the Associated Costs and (B) the Associated Costs determined under Condition 6(b)(ii) above but by reference to the numbers of additional Ordinary Shares required to be issued in order to satisfy the shortfall (such aggregate being the **Costs Shortfall**); and

(C) all matters required to be done by a stated time shall be done as soon as practicable,

and further provided for the avoidance of doubt that the parties' obligations under this Condition 6(b)(v) shall only apply to the extent that it is practicable to raise funds by the Due Date by following the procedures contained in Condition 6(b)(i) to 6(b)(iv), as modified by subclauses (A) to (C) above.

(c) Receipt of cash proceeds in respect of Issue of Ordinary Shares satisfies Payment

Where the Issuer either elects or is required to make a Payment hereunder by using the proceeds of an issue of Ordinary Shares and issues such shares, the Issuer will sell such shares in the market. Receipt of the cash proceeds by the Issuer on the sale of the Ordinary Shares in the

market by the Issuer shall, subject to Condition 6(b) and 6(e), be used to satisfy the relevant Payment or, as the case may be, in the circumstances referred to in Condition 6(d) below, the relevant part of such Payment. The proceeds of sale of Ordinary Shares in accordance with this Condition 6 shall be paid by the Agent to the Holders in respect of the relevant Payment.

(d) Reservation and Insufficiency of Ordinary Shares

(i) The Issuer is required to keep available for issue enough Ordinary Shares as it reasonably considers would be required to satisfy from time to time the number of scheduled Coupon Payments falling within an annual period and any Deferred Coupon Payments. No damages will be payable for breach of this covenant but, in the event of breach by the Issuer of this paragraph (d)(i), any Holder may require that the Issuer holds as soon as practicable an extraordinary general meeting of the shareholders of the Issuer at which a resolution is passed to remedy the breach.

(ii) If the Issuer is to satisfy a Payment in accordance with this Condition 6 and does not, on the date when the number of Ordinary Shares required to be issued is determined in accordance with this Condition 6, have sufficient number of Ordinary Shares available for issue, then the Issuer shall notify the Agent and the Holders that all or part, as the case may be, of the relevant Payment cannot be so satisfied due to the events described in this paragraph. In this case the Payment or part thereof shall be satisfied following the date of the next annual general meeting or extraordinary general meeting of shareholders of the Issuer at which a resolution is passed making a sufficient number of Ordinary Shares available to satisfy all or such part of the relevant Payment provided that if the number of Ordinary Shares authorised to be issued at any such meeting is insufficient to satisfy all or such part of the relevant Payment then those Ordinary Shares so issued shall be applied by the Issuer in part satisfaction of all or such part of the relevant Payment. Following the passage of any such resolution, the Issuer shall notify the Paying Agents and the Holders of the date upon which the relevant Payment or, as the case may be, the part thereof is to be made in accordance herewith on not less than 16 Business Days' notice. The relevant Payment or, as the case may be, the part thereof which is not so satisfied shall, unless it is a required Deferred Coupon Payment which had been deferred under Condition 4(a) and has not been subsequently either satisfied or deferred in accordance with Condition 4(b), continue to accrue interest at the rate specified in Condition 4(b)(ii) from (and including) the date on which Payment would otherwise have been due to (but excluding) the date on which such Payment or part thereof is satisfied or, in the event of a Market Disruption Event, the date on which such Payment or part thereof would, but for the occurrence of such Market Disruption Event, have been satisfied (from which date interest (if any) will accrue on such Payment as provided in Condition 6(e)).

(iii) If, in the case of an insufficiency of Ordinary Shares, the Issuer does not hold an annual general meeting within 6 months of giving the above first-mentioned notice, at which a resolution to make a sufficient number of Ordinary Shares so available is proposed, any Holder may by notice require the Issuer to convene an extraordinary general meeting at which such a resolution shall be proposed on a date falling within 10 weeks of such notice from the relevant Holder.

(iv) In the event that any such resolution proposed at any such annual general meeting or extraordinary general meeting of the Issuer is rejected, such resolution will be proposed at each annual general meeting or any extraordinary general meeting of the Issuer thereafter until such time as such resolution has been passed by the shareholders of the Issuer.

(e) Market Disruption

Notwithstanding the provisions of Condition 6(b), if there exists, in the opinion of the Issuer a Market Disruption Event on or after the 15th Business Day preceding any date upon which a Payment or, in the case of an insufficiency as provided in paragraph (d) above, part thereof is due to be made or satisfied in accordance with this Condition 6, then the Issuer may give a notice to the Agent and the Holders as soon as possible after the Market Disruption Event has arisen or occurred, whereupon the relevant Payment shall be deferred until such time as (in the opinion of the Issuer) the Market Disruption Event no longer exists.

Any such deferred Payment or part thereof will be satisfied as soon as practicable following such time as the Market Disruption Event no longer exists. Interest shall not accrue on such deferred Payment or part thereof unless, as a consequence of the existence of a Market Disruption Event, the Issuer does not make the relevant Payment or part thereof for a period of 14 days or more after the due date therefor, in which case interest shall accrue on such deferred Payment or part thereof from (and including) the date on which the relevant Payment or part thereof was due to be made to (but excluding) the date on which such Payment or part thereof is made. Any such interest shall accrue at the rate provided for in Condition 5 and shall be satisfied only in accordance with this Condition 6 and as soon as reasonably practicable after the relevant deferred Payment is made.

(f) Shortfall at Due Date

(a) If, despite the operation of Condition 6(b), there is a Payment Shortfall and/or Costs Shortfall as at the Due Date the Issuer will, upon being notified of such shortfall, either:

(i) save where Condition 6(f)(ii) applies, pay to the Agent as soon as practicable an amount equal to the Payment Shortfall; or

(ii) where the Issuer was originally obliged to satisfy such Payment pursuant to this Condition 6 or if in its discretion it so determines, give notice to the Agent that the Payment Shortfall and Costs Shortfall will be satisfied by using the proceeds of the issue of Ordinary Shares subject to Conditions 6(d) and 6(e), and in accordance with the procedures contained in Condition 6(b)

(b) If following the operation of Condition 6(f)(ii) above there is for any reason still a Payment Shortfall and/or Costs Shortfall, then the provisions of Condition 6(f)(ii) above shall be applied (as often as necessary) in respect of this shortfall until the Agent shall have received funds equal to the full amount of the Payment Shortfall and the Cost Shortfall has been satisfied provided that the Issuer shall not be obliged to effect the issue of any amount of Ordinary Shares in accordance with Condition 6(b) or this Condition 6(f) where in the opinion of the Issuer the proceeds of issuance of such amount of Ordinary Shares would not amount to at least the Associated Costs of such issuance.

(g) Issuer certification to Agent

The Issuer will certify to the Agent that the proceeds used to make any Deferred Coupon Payment have been funded through the issue of Ordinary Shares which will provide the cash amount due in respect of the Deferred Coupon Payment.

7. REDEMPTION AND PURCHASES

(a) No Fixed Redemption Date

The Securities are perpetual securities in respect of which there is no fixed redemption date and the Issuer shall (subject to the provisions of Conditions 2 and 3 and without prejudice to the provisions of Condition 12) only have the right to repay them in accordance with the following provisions of this Condition 7. The Issuer may from time to time, in connection with an issue of Securities, enter into a replacement capital covenant for the benefit of one or more series of the Issuer's debt securities by specifying that a replacement capital covenant is applicable in the Final Terms (thereby indicating the Issuer's intention to enter into a replacement capital covenant in connection with such issue of Securities). A replacement capital covenant will generally provide that the Issuer will not redeem or repurchase any Securities, and will not permit any subsidiary to purchase any Securities, unless and to the extent the aggregate redemption, repurchase or purchase price is equal to or less than the net proceeds (or in certain circumstances a percentage of such net proceeds specified in the Final Terms) received by the Issuer or its subsidiaries, during the six months prior to such redemption, repurchase or purchase date (or such other period as may be specified in the terms of the replacement capital covenant and the Final Terms), from one or more new issues of qualifying securities as specified in the terms of the replacement capital covenant, unless the replacement capital covenant is terminated prior to redemption, repurchase or purchase in accordance with its terms. If not terminated sooner, the replacement capital covenant will terminate on the redemption, repurchase or purchase of the Securities. If applicable, the replacement capital covenant will continue to be effective following any substitution or variation of the Securities in accordance with these Terms and Conditions.

(b) Issuer's Call Option

Subject to Condition 2(b) and prior consent of the Dutch Central Bank, the Issuer may, by giving not less than 30 nor more than 60 days' notice to the Holders in accordance with Condition 15 and to the Agent, which notice shall be irrevocable, elect to redeem all, but not some only, of the Securities on the Coupon Payment Date falling on the date specified as such in the Final Terms and any Coupon Payment Date thereafter at the Optional Redemption Amount specified in the Final Terms together with any Outstanding Payments.

(c) Redemption or Conversion due to Taxation

If the Issuer satisfies the Holders immediately prior to the giving of the notice referred to below that, on the next due date for a Coupon Payment:

(i) the Issuer would, for reasons outside its control, be unable to make such payment without being required to pay additional amounts as provided or referred to in Condition 11; or

(ii) payments of amounts in respect of interest on the Securities including, for the avoidance of doubt, from the proceeds of the issue of Ordinary Shares pursuant to Condition 6, may be treated as 'distributions' within the meaning of Section II of the Dividend Withholding Tax Act 1965 (*Wet op de dividendbelasting 1965*) (or such other Section and/or Act as may from time to time supersede or replace Section II of the Dividend Withholding Tax Act 1965 for the purposes of such definition) and such requirement or circumstance cannot be avoided by the Issuer taking such measures as it (acting in good faith) deems appropriate; or

(iii) as a result of any change in or proposed change in, or amendment to or proposed amendment to, the laws of The Netherlands or any political subdivision or authority thereof having power to tax, or any change in or proposed change in the application of official or generally published interpretation of such laws, or any interpretation or pronouncement by any relevant tax authority that provides for a position with respect to such law or regulations that differs from the previously generally accepted position in relation to similar transactions or which differs from any specific written confirmation given by a tax authority in respect of the Securities, which change or amendment becomes, or would become, effective, or in the case of a change or proposed change in law if such change is enacted (or, in the case of a proposed change, is expected to be enacted) by Act of Parliament or made by Statutory Instrument on or after the Issue Date of the relevant Securities (a '**Tax Law Change**') or (B) if no such Tax Law Change has occurred, the Issuer reasonably determines, based on an opinion of competent legal counsel, that, in either case, there is more than an insubstantial risk that the Issuer will not obtain full or substantially full relief for the purposes of Dutch corporation tax for any payment of interest including, for the avoidance of doubt, where the payment of interest is to be satisfied from the proceeds of the issue of Ordinary Shares,

then

(x) the Issuer may (and subject to Condition 2(b) and prior consent of the Dutch Central Bank), having given not less than 30 nor more that 60 days' notice to the Agent and, in accordance with Condition 15, the Holders (which notice shall be irrevocable), redeem, in accordance with these Terms and Conditions, at any time all, but not some only, of the Securities at the Early Redemption Amount specified in the Final Terms or

(y) subject to compliance with applicable regulatory requirements and prior consent of the Dutch Central Bank, the Issuer may convert or exchange the Securities in whole (but not in part) to another series of capital securities of the Issuer having materially the same terms as the Securities and which are no less favourable to an investor than the current terms of the Securities. Any conversion of the Securities into another series of capital securities under this paragraph (c)(y) shall be made on not less than 30 nor more than 60 days' notice to the Holders. The Issuer is permitted to satisfy its obligation to pay any Deferred Coupon Payment due upon conversion only in accordance with the Alternative Coupon Satisfaction Mechanism.

(d) Redemption or Conversion for Regulatory Purposes

If securities of the nature of the Securities cease to qualify as own funds and core capital (tier 1 capital or equivalent), for the purposes of determination of its solvency margin, capital adequacy ratios or comparable margins or ratios under such Capital Adequacy Regulations, then

(i) the Issuer may (subject to Condition 2(b) and prior consent of the Dutch Central Bank), having given not less than 30 nor more than 60 days' notice to the Agent and, in accordance with Condition 15, the Holders (which notice shall be irrevocable) redeem, in accordance with these Terms and Conditions, at any time all, but not some only, of the Securities at the Early Redemption Amount specified in the Final Terms; or

(ii) subject to compliance with applicable regulatory requirements and prior consent of the Dutch Central Bank, the Issuer may at any time convert or exchange the Securities in whole (but not in part) to another series of capital securities of the Issuer having materially the same terms as the Securities and which are no less favourable to an investor than the current terms of the Securities. Any conversion of the Securities into

another series of capital securities under this paragraph (d)(ii) shall be made on not less than 30 nor more than 60 days' notice to the Holders. The Issuer is permitted to satisfy its obligation to pay any Deferred Coupon Payment due upon conversion only in accordance with the Alternative Coupon Satisfaction Mechanism.

(e) Purchases

The Issuer may (subject to Condition 2(b) and prior consent of the Dutch Central Bank) at any time purchase Securities in any manner and at any price.

(f) Cancellation

Cancellation of any Securities will be effected by reduction in the principal amount of the Global Security and such cancelled Securities may not be reissued or resold. Securities purchased by the Issuer may be held, reissued, resold or, at the option of the Issuer, be cancelled by decreasing the number of Securities represented by the Global Security by an equal number. The obligations of the Issuer in respect of any such Securities shall be discharged.

8. ALTERATION OF TERMS

Upon the occurrence of a Regulatory Event, (i) Condition 4(b)(iv) will no longer apply to the Securities and (ii) Condition 4(c) will no longer apply to the Securities to the extent such Condition refers to Mandatory Partial Payments and Mandatory Partial Payment Events. The Securities thus altered will be referred to as the "**Altered Capital Securities**" so to reflect that for International Financial Reporting Standards ('**IFRS**') purposes they are classified as equity applying the current IFRS standards. After the Alteration Date the Issuer will be allowed to defer Coupon Payments on the Altered Capital Securities, subject to the suspension of payments on the Issuer's ordinary shares and/or other instruments which are classified as equity for IFRS purposes. Subject to the above, following a Regulatory Event the Altered Capital Securities will remain outstanding on the Conditions applicable to the Securities as of the Alteration Date.

9. PAYMENTS

(a) Method of Payment

(i) Payments of principal and Coupon Amounts and all other payments on or in respect of the Securities will be in the applicable currency and will be calculated by the Calculation Agent and effected through the Paying Agents. Payments of redemption amounts and interest in respect of the Securities will, subject as set out below, be made against presentation for endorsement and, if no further payment falls to be made in respect of the Securities, surrender of the Global Security to the order of the Paying Agent. A record of each payment will be endorsed on the appropriate part of the schedule to the Global Security by or on behalf of the Paying Agent, which endorsement shall be prima facie evidence that such payment has been made in respect of the Securities.

(ii) The names of the initial Paying Agents and their initial specified offices are set out below. The Issuer reserves the right at any time to vary or terminate the appointment of any Paying Agent and to appoint additional or other Paying Agents provided that it will at all times maintain (aa) a Paying Agent having a specified office in The Netherlands (bb) for so long as the Securities are listed on Eurolist by Euronext Amsterdam, or any other stock exchange or regulated securities market and the rules of such exchange or

securities market so require, a Paying Agent having a specified office in such location as the rules of such exchange or securities market may require and (cc) a Paying Agent in a Member State of the European Union that will not be obliged to withhold or deduct tax pursuant to the European Council Directive 2003/48/EC or any law implementing or complying with, or introduced in order to conform to, such Directive. Notice of any such termination or appointment and of any change in the specified offices of the Paying Agents will be given to the Holders in accordance with Condition 15.

(b) Payments subject to fiscal laws

All payments made in accordance with these Terms and Conditions will be subject in all cases to any fiscal or other laws and regulations applicable thereto in the place of payment, but without prejudice to the provisions of Condition 11.

(c) Payments on Business Days

A Global Security may only be presented for payment on a Business Day , unless specified otherwise in the Final Terms.

No further interest or other payment will be made as a consequence of the day on which a Global Security may be presented for payment under this paragraph falling after the due date.

10. NON-PAYMENT WHEN DUE

Notwithstanding any of the provisions below in this Condition 10, the right to institute winding-up proceedings is limited to circumstances where payment has become due. Pursuant to Condition 2(b) and subject as provided in the next sentence no principal or Payment will be due by the Issuer if the Issuer is not Solvent or would not be Solvent if payment of such principal or Payment was made. Also, in the case of any Payment, such Payment will not be due if the Issuer has elected to defer that Payment pursuant to Condition 4(a) or 4(b) or if the circumstances referred to in any of Conditions 6(d) or 6(e) then apply.

(a) If the Issuer shall not make a payment in respect of the Securities for a period of 14 days or more after the date on which such payment is due, the Issuer shall be deemed to be in default under the Securities, and any Holder may, notwithstanding the provisions of paragraph (b) of this Condition 10, institute proceedings in The Netherlands (but not elsewhere) for the winding-up (*faillissementsprocedure*) of the Issuer.

(b) Subject as provided in this Condition 10, any Holder may at its discretion and without further notice institute such proceedings against the Issuer as it may think fit to enforce any term or condition binding on the Issuer under the Agency Agreement or the Securities provided that the Issuer shall not by virtue of the institution of any such proceedings be obliged to pay any sum or sums, in cash or otherwise, sooner than the same would otherwise have been payable by it.

11. TAXATION

(a) All payments by the Issuer of principal, Coupon Amounts, Deferred Coupon Payments, Mandatory Partial Payments, Accrued Coupon Payments and Winding-Up Claims in respect of the Securities will be made without withholding of or deduction for, or on any account of, any present or future taxes, duties, assessments or governmental charges of whatsoever nature imposed or levied by or on behalf of The Netherlands or any political subdivision thereof or by any authority therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. In that event the Issuer will pay

such additional amounts as may be necessary in order that the net amounts receivable by Holders after such withholding or deduction shall equal the respective amounts of principal and interest which would have been receivable in respect of the Securities in the absence of such withholding or deduction, except that no such additional amounts shall be payable in relation to any payment with respect to any Security:

(i) to or to a third party on behalf of a Holder who is liable to such taxes, duties, assessments or governmental charges in respect of such Security by reason of such Holder or, as the case may be, having some connection with The Netherlands other than the mere holding of such Security; or

(ii) to, or to a third party on behalf of, a Holder if such withholding or deduction may be avoided by complying with any statutory requirement or by making a declaration of non-residence or other similar claim for exemption to the relevant tax authority; or

(iii) to, or to a third party on behalf of, a Holder, that is a partnership, or a Holder, that is not the sole beneficial owner of the Security or which holds the Security in a fiduciary capacity, to the extent that any of the members of the partnership, the beneficial owner or the settlor or beneficiary with respect to the fiduciary would not have been entitled to the payment of an additional amount had each of the members of the partnership, the beneficial owner, settlor or beneficiary (as the case may be) received directly his beneficial or distributive share of the payment; or

(iv) presented for payment more than 30 days after the Relevant Date except to the extent that the Holder would have been entitled to such additional amounts on presenting the same for payment on the last day of such period of 30 days; or

(v) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any law implementing or complying with, or introduced in order to conform to, such Directive.

References in these Terms and Conditions to principal, Coupon Amounts, Deferred Coupon Payments, Mandatory Partial Payments and/or Accrued Coupon Payments shall be deemed to include any additional amounts which may become payable pursuant to the foregoing provisions.

In the event that any payment is satisfied by using the proceeds of an issue of Ordinary Shares pursuant to Condition 6, then any additional amounts which are payable shall also be satisfied through the issue of Ordinary Shares.

12. PRESCRIPTION

Claims for payment in relation to Securities will become void unless exercised within a period of 5 years from the due date for payment thereof.

13. MEETINGS OF HOLDERS, MODIFICATION, WAIVER

The Agency Agreement contains provisions for convening meetings of the Holders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution (as defined in the Agency Agreement) of a modification of the Securities or certain provisions of the Agency Agreement. Such meetings may be convened by the Issuer or Holders holding not less than 5% in a nominal amount of the Securities for the time being remaining outstanding. The quorum at any such meeting for passing an Extraordinary Resolution is one or more persons

holding or representing not less than 50% in nominal amount of the Securities for the time being outstanding, or at any adjourned meeting one or more persons being or representing Holders whatever the nominal amount of the Securities so held or represented, except that at any meeting the business of which includes the modification of certain provisions of the Securities (including modifying any date for payment of interest thereof, reducing or cancelling the amount of principal or the rate of interest payable in respect of the Securities or altering the currency of payment of the Securities), the necessary quorum for passing an Extraordinary Resolution will be one or more persons holding or representing not less than two-thirds, or at any adjourned such meeting not less than one-third, in nominal amount of the Securities for the time being outstanding. An Extraordinary Resolution passed at any meeting of the Holders shall be binding on all the Holders, whether or not they are present at the meeting.

The Agent and the Issuer may agree, without the consent of the Holders to:

(iii) any modification (except as mentioned above) of the Securities or the Agency Agreement which is not materially prejudicial to the interests of the Holders; or

(iv) any modification of the Securities or the Agency Agreement which is of a formal, minor or technical nature or is made to correct a manifest error or to comply with mandatory provisions of the law of the jurisdiction in which the Issuer is incorporated.

Any such modification shall be binding on the Holders and any such modification shall be notified to the Holders in accordance with Condition 15 as soon as practicable thereafter.

14. REPLACEMENT OF THE SECURITIES

Should the Global Security, be lost, stolen, mutilated, defaced or destroyed, it may be replaced at the specified office of the Agent (or such other place of which notice shall have been given in accordance with Condition 15) upon payment by the claimant of the expenses incurred in connection therewith and on such terms as to evidence and indemnity and/or as the Issuer may reasonably require. The mutilated or defaced Global Security must be surrendered before any replacement Global Security will be issued.

15. NOTICES

Notices to Holders may be given by the delivery of the relevant notice to Euroclear Nederland except for so long as the Securities are listed on Eurolist by Euronext Amsterdam and the rules of Euronext Amsterdam so require, notices shall also be published in the Euronext Amsterdam Daily Official List (*Officiële Prijscourant*) and in a newspaper having general circulation in The Netherlands. Any such notice shall be deemed to have been given on the date of the first publication or, where required to be published in more than one newspaper, on the date of the first publication in all required newspapers. Any Notice delivered to Euroclear Nederland shall be deemed to have been given to the Holders on the day on which such notice is so delivered.

16. FURTHER ISSUES

The Issuer is at liberty from time to time without the consent of the Holders to create and issue further Securities ranking *pari passu* in all respects (or in all respects save for the date from which

interest thereon accrues and the amount of the first payment of interest on such further Securities) and so that the same shall be consolidated and form a single series with the outstanding Securities.

17. SUBSTITUTION OF THE ISSUER

(a) The Issuer may, with the consent of the Holders which will be deemed to have been given in respect of each issue of Securities on which no payment of principal of or interest on any of the Securities is in default and after written approval of the Dutch Central Bank be replaced and substituted by any directly or indirectly wholly owned subsidiary of the Issuer (the "**Substituted Debtor**") as principal debtor in respect of the Securities provided that:

(i) such documents shall be executed by the Substituted Debtor and the Issuer as may be necessary to give full effect to the substitution (the "**Documents**") and (without limiting the generality of the foregoing) pursuant to which the Substituted Debtor shall undertake in favour of each Holder to be bound by the Terms and Conditions of the Securities and the provisions of the Agency Agreement as fully as if the Substituted Debtor had been named in the Securities and the Agency Agreement as the principal debtor in respect of the Securities in place of the Issuer and pursuant to which the Issuer shall guarantee, which guarantee shall be unconditional and irrevocable, (the "**Guarantee**") in favour of each Holder (including any additional amounts payable pursuant to Condition 11) payable in respect of the Securities;

(ii) where the Substituted Debtor is incorporated, domiciled or resident for taxation purposes in a territory other than The Netherlands, the Documents shall contain a covenant and/or such other provisions as may be necessary to ensure that each Holder has the benefit of a covenant in terms corresponding to the provisions of Condition 11 with the substitution for the references to The Netherlands of references to the territory in which the Substituted Debtor is incorporated, domiciled and/or resident for taxation purposes. The Documents shall also contain a covenant by the Substituted Debtor and the Issuer to indemnify and hold harmless each Holder against all liabilities, costs, charges and expenses, which may be incurred by or levied against such holder as a result of any substitution pursuant to this Condition and which would not have been so incurred or levied had such substitution not been made (and, without limiting the foregoing, such liabilities, costs, charges and expenses shall include any and all taxes or duties which are imposed on any such Holder by any political sub-division or taxing authority of any country in which such Holder resides or is subject to any such tax or duty and which would not have been so imposed had such substitution not been made);

(iii) the Documents shall contain a warranty and representation by the Substituted Debtor and the Issuer (a) that each of the Substituted Debtor and the Issuer has obtained all necessary governmental and regulatory approvals and consents for such substitution and the performance of its obligations under the Documents, and that all such approvals and consents are in full force and effect and (b) that the obligations assumed by each of the Substituted Debtor and the Issuer under the Documents are all valid and binding in accordance with their respective terms and enforceable by each Holder;

(iv) each stock exchange which has Securities listed thereon shall have confirmed that following the proposed substitution of the Substituted Debtor such Securities would continue to be listed on such stock exchange;

(v) the Substituted Debtor shall have delivered to the Agent or procured the delivery to the Agent of a legal opinion from a leading firm of lawyers in the jurisdiction in which the Substituted Debtor is situated to the effect that the Documents and the Substituted Debtor's obligations under the Securities will constitute legal, valid and binding obligations of the Substituted Debtor, such opinion to be dated not more than 3 days prior to the date of substitution of the Substituted Debtor for the Issuer and to be available for inspection by Holders at the specified office of the Agent;

(vi) the Issuer shall have delivered to the Agent or procured the delivery to the Agent of a legal opinion from a leading firm of Dutch lawyers to the effect that the Documents (including the Guarantee) will constitute legal, valid and binding obligations of the Issuer, such opinion to be dated not more than 3 days prior to the date of substitution of the Substituted Debtor for the Issuer and to be available for inspection by Holders at the specified office of the Agent; and

(vii) the Issuer shall have delivered to the Agent or procured the delivery to the Agent of a legal opinion from a leading firm of Dutch lawyers to the effect that the Documents (including the Guarantee) constitute legal, valid and binding obligations of the Substituted Debtor and the Issuer under Dutch law, such opinion to be dated not more than 3 days prior to the date of substitution of the Substituted Debtor for the Issuer and to be available for inspection by Holders at the specified office of the Agent.

(b) In connection with any substitution effected pursuant to this Condition, neither the Issuer nor the Substituted Debtor need have any regard to the consequences of any such substitution for individual Holders resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory and no Holders, except as provided in Condition 17(a)(ii), shall be entitled to claim from the Issuer or any Substituted Debtor under the Securities any indemnification or payment in respect of any tax or other consequences arising from such substitution.

(c) Furthermore, the Documents shall provide for such further amendment of the Terms and Conditions as shall be necessary to ensure that the Securities of such Series constitute subordinated obligations of the Substituted Debtor and that the Guarantee constitutes a subordinated obligation of the Issuer, in each case subordinated to no greater than the same extent as the Issuer's obligations prior to its substitution to make payments of principal in respect of the Securities of such Series under the Terms and Conditions.

(d) The Issuer shall be entitled, after written approval of Dutch Central Bank by notice to the Holders given in accordance with Condition 15, at any time either to effect a substitution which does not comply with paragraph (c) above provided that the terms of such substitution have been approved by an Extraordinary Resolution of the Holders or to waive all and any rights to effect a substitution of the principal debtor pursuant to this Condition. Any such notice of waiver shall be irrevocable.

(e) Upon the execution of the Documents as referred to in paragraph (a) above, the Substituted Debtor shall be deemed to be named in the Securities as the principal debtor in place of the Issuer and the Securities shall thereupon be deemed to be amended to give effect to the substitution. The execution of the Documents shall operate to release the Issuer as issuer from all of its obligations as principal debtor in respect of the Securities save that any claims under the Securities prior to release shall endure for the benefit of Holders.

(f) The Documents shall be deposited with and held by the Agent for so long as any Securities remain outstanding and for so long as any claim made against the Substituted Debtor by any Holder in relation to the Securities or the Documents shall not have been finally adjudicated, settled or discharged. The Substituted Debtor and the Issuer shall acknowledge in the Documents the right of every Holder to the production of the Documents for the enforcement of any of the Securities or the Documents.

(g) Not later than 15 business days after the execution of the Documents, the Substituted Debtor shall give notice thereof to the Holders in accordance with Condition 15.

18. AGENTS

The Issuer will procure that there shall at all times be a Calculation Agent and an Agent so long as any Security is outstanding. If either the Calculation Agent or the Agent is unable or unwilling to act as such or if it fails to make a determination or calculation or otherwise fails to perform its duties under these Terms and Conditions or the Agency Agreement, as appropriate, the Issuer shall appoint an independent investment bank to act as such in its place. Neither the termination of the appointment of a Calculation Agent or the Agent nor the resignation of either will be effective without a successor having been appointed.

All calculations and determinations made by the Calculation Agent or the Agent in relation to the Securities shall (save in the case of manifest error) be final and binding on the Issuer, the Paying Agents and the Holders.

The Issuer nor any of the Paying Agents shall have any responsibility to any person for any errors or omissions in any calculation by the Calculation Agent.

19. GOVERNING LAW AND JURISDICTION

(a) The Agency Agreement and the Securities, are governed by, and shall be construed in accordance with, the laws of The Netherlands.

(b) The Issuer submits for the exclusive benefit of the Holders to the jurisdiction of the courts of Amsterdam, The Netherlands, judging in first instance, and in its appellate courts. Without prejudice to the foregoing, the Issuer further irrevocably agrees that any suit, action or proceedings arising out of or in connection with the Agency Agreement or the Securities may be brought in any other court of competent jurisdiction.

20. DEFINITIONS

In these Terms and Conditions:

'**Accrued Coupon Payment**' means, as at any time, where these Terms and Conditions provide that interest shall continue to accrue after a Coupon Payment Date in respect of a Security the amount of interest accrued thereon in accordance with Conditions 4(b), 5, 6(d) and 6(e);

'**ACSM Cap Period**' means an Initial ACSM Cap Period or any Subsequent ACSM Period, as applicable;

'**Agency Agreement**' means the Agency Agreement dated 25 June 2007 between the Issuer and the Paying Agents relating to the Securities under which each Paying Agent agrees to perform the duties required of it under these Terms and Conditions;

'**Agent**' means the Agent appointed pursuant to the Agency Agreement;

'**Agents**' means the agents appointed pursuant to the Agency Agreement and such term shall unless the context otherwise requires, include the Agent.

'**Alternative Coupon Satisfaction Mechanism**' has the meaning ascribed to it in Condition 6(a);

'**Applicable Coupon Rate**' means in relation to any Payment deferred pursuant to Condition 4(b) or Condition 6(e), the Coupon Rate payable on the Securities as determined by the Calculation Agent in accordance with Condition 5(b) or 5(c) for the Coupon Periods during which such Payment is deferred;

'**Assets**' means the non-consolidated gross assets of the Issuer as shown by the then latest published audited balance sheet of the Issuer but adjusted for contingencies and for subsequent events and to such extent as the directors or, as the case may be, the liquidator may determine to be appropriate;

'**Associated Cost**' means (1) any duty and/or tax that would be payable by the Issuer in respect of the Issue and sale of the Ordinary Shares and the Associated Cost Ordinary Shares and (2) other costs (including any brokerage fees) that would be payable, in respect of the issue and sale of the Ordinary Shares and the Associated Cost Ordinary Shares.

'**Business Day**' means a day which is both:

(A) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in any Additional Business Centre specified in the applicable Final Terms and, if applicable, the relevant place of presentation of a Global Security; and

(B) either (1) in relation to any sum payable in a Specified Currency (as specified in the applicable Final Terms) other than euro, a day on which commercial banks and foreign exchange markets settle payments in London and the principal financial centre of the country of the relevant Specified Currency (if other than London) and any Additional Business Centre and which if the Specified Currency is (a) Australian dollars, shall be Sydney, (b) New Zealand dollars, shall be Wellington, (c) Hong Kong dollars, shall be Hong Kong and (d) Japanese yen, shall be Tokyo or (2) in relation to any sum payable in euro, a TARGET Settlement Date;

'**Calculation Agent**' means the calculation agent in relation to the Securities, or its successor or successors for the time being appointed under the Agency Agreement;

'**Capital Adequacy Regulations**' means at any time the regulations, requirements, guidelines, policies, decrees imposing obligations on the Issuer with respect to the maintenance of minimum levels of solvency margins and/or capital adequacy ratios and /or comparable margins or ratios, as well as regarding the supervision thereof by any existing or future regulator having primary supervisory authority with respect to the Issuer (currently the Dutch Central Bank);

'**Capital Disqualification Event**' means a change in any applicable law or regulation or in the official interpretation or application thereof, as a result of which, for the purposes of the Capital Adequacy Regulations, the Securities no longer qualify as regulatory capital resources of the Issuer on a consolidated basis (except where such non-qualification is only as a result of any applicable limitation on the amount of such capital);

'**Coupon Amount**' means (i) in respect of a Coupon Payment, the amount of interest payable on a Security for the relevant Coupon Period in accordance with Condition 5 and (ii) for the purposes of Conditions 7(c) and 7(d), any interest accrued from (and including) the preceding Coupon Payment Date (or, if none, the Issue Date) to (but excluding) the due date for redemption if not a Coupon Payment Date as provided for in Condition 5(a);

'**Coupon Payment**' means, in respect of a Coupon Payment Date, the aggregate Coupon Amounts for the Coupon Period ending on such Coupon Payment Date;

'**Coupon Payment Date**' means the date(s) specified as such in the Final Terms;

'**Coupon Period**' means the period commencing on (and including) the Issue Date and ending on (but excluding) the first Coupon Payment Date and each successive period commencing on (and including) a Coupon Payment Date and ending on (but excluding) the next succeeding Coupon Payment Date;

'**Coupon Rate**' has the meaning ascribed to that term in Condition 5(b) (Fixed Coupon Rate) and 5(c) (Floating or Variable Coupon Rate);

'**Deferred Coupon Payment**' means any Payment, or part thereof, which has been deferred in accordance with Condition 4(a) or 4(b) and has not subsequently been satisfied;

'**Deferred Coupon Satisfaction Date**' means:

(i) with respect to a deferral under Condition 4(a)(i), the Coupon Payment Date following the 19th Business Day after the Required Deferral Condition fails to be met or, if earlier, the date on which the Issuer has resolved to satisfy a Deferred Coupon Payment, as notified by the Issuer to the Holders, the Agent and the Calculation Agent in accordance with Condition 4(a)(ii); or

(ii) the date on which the Issuer has resolved to satisfy a Deferred Coupon Payment, as notified by the Issuer to the Holders, the Agent and the Calculation Agent in accordance with Condition 6; or

(iii) the date on which the Issuer is required to satisfy all Deferred Coupon Payments pursuant to Condition 4(c);

'**Dutch Central Bank**' means De Nederlandsche Bank N.V.;

'**Holder**' means the bearer of any Security;

'Initial ACSM Cap Period' means the period of time as specified under the paragraph titled "Initial ACSM Cap Period" in the Final Terms;

'Interest' shall, where appropriate, include Coupon Amounts, Deferred Coupon Payments and Accrued Coupon Payments;

'Issue Date' means the date of initial issue of the Securities as specified in the Final Terms;

'Issuer' means SNS REAAL N.V.;

'Junior Guarantee' means any guarantee, indemnity or other contractual support arrangement entered into by the Issuer in respect of securities (regardless of name or designation) issued by a Subsidiary or Undertaking and ranking on a winding–up (*faillissement of vereffening na ontbinding*) of the Issuer or in respect of distributions or payment of dividends or any other payment thereon, after the Securities;

'Junior Securities' means the Ordinary Shares, any preference shares of the Issuer or any other securities of the Issuer which rank as regards distributions on a return of assets on a winding-up (*faillissement of vereffening na ontbinding*) of the Issuer or in respect of distributions or payment of dividends or any other payments thereon, after the Securities;

'Liabilities' means the non-consolidated gross liabilities of the Issuer as shown by the then latest published audited balance sheet of the Issuer, but adjusted for contingencies and for subsequent events and to such extent as the directors, the auditors or, as the case may be, the liquidator may determine;

'Mandatory Partial Payment' payable on any Coupon Payment Date means a payment in respect of each Security in an amount that results in payment of a proportion of a full Coupon Payment on the Security on such Coupon Payment Date equal to the proportion of a full dividend on the relevant Parity Securities and/or payment on the relevant Parity Guarantee paid on the dividend or payment date in respect of the relevant Parity Securities and/or Parity Guarantee immediately preceding;

A **'Mandatory Partial Payment Event'** shall occur if any of the following occurs:

(i) the Issuer declares, pays or distributes a dividend or makes a payment on any of its Parity Securities or makes any payment on a Parity Guarantee (except where it concerns a payment, purchase or redemption which the Issuer is obliged to make pursuant to its Articles of Association as they read prior to the relevant deferral or equity swap, forward, repo or equity derivative transactions concluded by the Issuer prior to the relevant deferral); or

(ii) any Subsidiary or Undertaking declares, pays or distributes a dividend on any security issued by it benefiting from a Parity Guarantee or makes a payment on any security issued by it benefiting from a Parity Guarantee;

A **'Mandatory Payment Event'** shall occur if any of the following occurs:

(i) the Issuer declares, pays or distributes a dividend or makes a payment (other than a dividend in the form of Ordinary Shares) on any of its Junior Securities or makes any payment on a Junior Guarantee;

(ii) any Subsidiary or Undertaking declares, pays or distributes a dividend on any security issued by it benefiting from a Junior Guarantee or makes a payment (other than a dividend in the form of Ordinary Shares) on any security issued by it benefiting from a Junior Guarantee; or

(iii) the Issuer or any Subsidiary or Undertaking redeems, purchases on otherwise acquires any of the Issuer's Junior Securities, any Parity Securities or any securities issued by any Subsidiary or Undertaking benefiting from a Junior Guarantee or Parity Guarantee (other than (1) by conversion into or in exchange for Ordinary Shares, (2) in connection with transactions effected by or for the account of customers of the Issuer or any Subsidiary or in connection with the distribution, trading or market making in respect of those securities, (3) in connection with the satisfaction by the Issuer or any Subsidiary of its obligations under any employee benefit plans or similar arrangements with or for the benefit of employees, officers, directors or consultants, (4) as a result of a reclassification of the Issuer or any Subsidiary or the exchange or conversion of one class or series of capital stock for another class or series of capital stock, or (5) the purchase of fractional interests in shares of the capital stock of the Issuer or any Subsidiary pursuant to the conversion or exchange provisions of that capital stock or the security being converted or exchanged) for any consideration, or any moneys are paid to or made available for a sinking fund or for redemption of any of any Junior Securities, Parity Securities or any securities issued by any Subsidiary or Undertaking benefiting from a Junior Guarantee or Parity Guarantee; in all such cases, except where it concerns a payment, purchase or redemption which the Issuer is obliged to make pursuant to its Articles of Association as they read prior to the relevant deferral or equity swap, forward, repo or equity derivative transactions concluded by the Issuer prior to the relevant deferral;

'**Market Disruption Event'** means (i) the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by Euronext Amsterdam or on settlement procedures for transactions in the Ordinary Shares on Eurolist by Euronext Amsterdam). if, in any such case, that suspension or limitation is, in the determination of the Issuer, material in the context of the sale of the Ordinary Shares, or (ii) in the opinion of the Issuer, there has been a substantial deterioration in the price and/or value of the Ordinary Shares or circumstances are such as to prevent or to a material extent restrict the issue or delivery of the Payment Ordinary Shares, or (iii) where, pursuant to these Terms and Conditions, moneys are required to be converted from one currency into another currency in respect of any Payment, the occurrence of any event that makes it impracticable to effect such conversion;

'Ordinary Shares' means ordinary shares of the Issuer;

'Ordinary Shares Threshold' means, in connection with any Deferred Coupon Payment if specified as being applicable in the Final Terms, the aggregate number of Ordinary Shares issued and/or sold by the Issuer in any ACSM Cap Period shall not exceed 2 per cent. of the aggregate number of the Ordinary Shares in issue (including those held in issue and held in treasury), or such other amount as may be specified in the Final Terms;

'Outstanding Payment' means:

(i) in relation to any Coupon Payment, Deferred Coupon Payment or Coupon Amount not falling within the definition of Coupon Payment, that such payment or amount (a) has either become due and payable or would have become due and payable except for the non-satisfaction on the relevant date of the conditions referred to in Condition 2(b) or the

deferral, postponement or suspension of such payment in accordance with any of Conditions 4(a), 4(b), 6(d) or 6(e) and (b) in any such case has not been satisfied; and

(ii) in relation to any Accrued Coupon Payment, any amount thereof which has not been satisfied whether or not payment has become due;

'**Parity Guarantee**' means any guarantee, indemnity or other contractual support arrangement entered into by the Issuer in respect of securities (regardless of name or designation) issued by a Subsidiary or an Undertaking or other securities (regardless of name or designation) of the Issuer or such Subsidiary or Undertaking which rank on a winding-up (*faillissement of vereffening na ontbinding*) of the Issuer or in respect of distributions or payments thereon *pari passu* with the Securities;

'**Parity Securities**' means, in respect of the Issuer, any securities which rank *pari passu* with the Securities as regards distributions on a return of assets on a winding-up (*faillissement of vereffening na ontbinding*) of the Issuer or in respect of distribution or payment of any amounts thereunder by the Issuer;

'**Paying Agents**' means the paying agents appointed pursuant to the Agency Agreement and such term shall, unless the context otherwise requires, include the Agent;

'**Payment**' means any Coupon Payment, Deferred Coupon Payment, Accrued Coupon Payment or Coupon Amount not falling within the definition of Coupon Payment;

'**Payment Ordinary Shares**' has the meaning ascribed to it in Condition 6(b);

'**Regulatory Event**' means that the minimum capital adequacy required by the regulation on prudential supervision of financial groups (*Besluit prudentieel toezicht financiële groepen Wft*) or such other capital adequacy ratios or other comparable margins or ratios under the Capital Adequacy Regulations, if any, are or as a result of a Payment would become less than the relevant minimum requirements as applied and enforced by the Dutch Central Bank or such other applicable regulator;

'**Relevant Date**' means (i) in respect of any payment other than a Winding-Up Claim, the date on which such payment first becomes due and payable but, if the full amount of the moneys payable on such date has not been received by the Agent on or prior to such date, the 'Relevant Date' means the date on which such moneys shall have been so received and notice to that effect shall have been given to the Holders in accordance with Condition 15, and (ii) in respect of a Winding-Up Claim, the date which is one day prior to the commencement of the winding-up (*faillissement of vereffening na ontbinding*);

the '**Required Deferral Condition**' means any of the following:

(a) the Issuer determines that it is not or, on the relevant date on which a Payment would be made after taking into account amounts payable on that date on the Securities, will not be Solvent;

(b) a Regulatory Event has occurred and continues to exist; or

(c) the Dutch Central Bank has requested or required the Issuer not to make any Payments on the Securities;

'**Securities**' means the Capital Securities specified in the relevant Final Terms and, unless the context otherwise requires, any further Securities issued pursuant to Condition 16 and forming a single series with the Securities;

'**Senior Creditors'** means present and future creditors of the Issuer (a) who are unsubordinated creditors of the Issuer, or (b) whose claims are, or are expressed to be, subordinated (whether only in the event of the winding-up (*faillissement of vereffening na ontbinding*) of the Issuer or otherwise) to the claims of unsubordinated creditors of the Issuer, but not further or otherwise, or (c) who are subordinated creditors of the Issuer other than those whose claims are, or are expressed to rank, *pari passu* with, or junior to, the claims of the Holders;

'**Solvent**' means that the Issuer is (a) able to pay its debts to Senior Creditors as they fall due and (b) its Assets exceed its Liabilities (other than its liabilities to persons who are not Senior Creditors);

'**Subsequent ACSM Cap Period'** means the period of time as specified under the paragraph titled "Subsequent ACSM Cap Period" in the Final Terms;

'**Subsidiary**' means a subsidiary of the Issuer within the meaning of Section 2:24a of the Dutch Civil Code;

'**successor in business**' means, in relation to the Issuer:

(a) a company or other entity to whom the Issuer validly and effectually, in accordance with all enactments, orders and regulations in force for the time being and from time to time, transfers the whole or a substantial part of its business, or assets for the purpose of assuming and conducting the business of the Issuer in its place; or

(b) any other entity which acquires in any other manner all or substantially all the property and/or assets of the Issuer or carries on as a successor to the Issuer the whole or substantially the whole of the business carried on by the Issuer prior thereto,

where in each of the cases in paragraphs (a) and (b) above the terms of the proposed transaction have previously been approved by an Extraordinary Resolution of the Holders.

'**TARGET Settlement Day'** means a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) system is open;

'**Undertaking**' means a body corporate, partnership, limited partnership, cooperative or an incorporated association carrying on a trade or business with or without a view to profit in which the Issuer has a direct or indirect financial, commercial or contractual majority interest; and

'**Winding-Up Claim'** has the meaning ascribed to it in Condition 2(c).

PART 2: FORM OF FINAL TERMS FOR CAPITAL INSTRUMENTS

Set out below is the form of Final Terms which will be completed for each Tranche of Capital Securities issued under the Programme.

Final Terms

SNS REAAL N.V.

(incorporated under the laws of The Netherlands with limited liability and having its corporate seat in Utrecht)

Issue of [up to] [Aggregate Nominal Amount of Tranche] [Title of Capital Securities]

issued under SNS REAAL N.V.'s € 2,000,000,000 Debt Issuance Programme

dated [•] 2007

This document constitutes the Final Terms of the issue of Capital Securities under the € 2,000,000,000 Debt Issuance Programme (the "**Programme**") of SNS REAAL N.V. (the "**Issuer**"), described herein for the purposes of article 5.4 of Directive 2003/71/EC (the "**Prospectus Directive**"). It must be read in conjunction with the Issuer's base prospectus pertaining to the Programme, dated 25 June 2007 (the "**Prospectus**") and any amendments or supplements thereto, which together constitute a base prospectus for the purposes of the Prospectus Directive. Full information on the Issuer and the offer of the Capital Securities is only available on the basis of the combination of these Final Terms and the Prospectus and any amendments or supplements thereto. The Prospectus (and any amendments thereto) is available for viewing at www.snsreaal.com as well as at the Amsterdam office of the Issuer at Nieuwezijds Voorburgwal 162, 1012 SJ, Amsterdam, The Netherlands, where copies may also be obtained. Any supplements to the Prospectus will in any case be available at this office and copies thereof may be obtained there.

These Final Terms are to be read in conjunction with the Terms and Conditions of the Capital Securities (the "**Terms and Conditions**") set forth in the Prospectus. The Terms and Conditions as supplemented, amended and/or disapplied by these Final Terms constitute the conditions (the "**Conditions**") of the Capital Securities. Capitalised terms not defined herein have the same meaning as in the Terms and Conditions. Certain capitalised terms in the Terms and Conditions which are not defined therein have the meaning set forth in these Final Terms. All references to numbered Conditions and sections are to Conditions and sections of the Terms and Conditions set forth in the Prospectus.

[*Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or subparagraphs. Italics denote directions for completing the Final Terms.*]

[*When adding any other final terms or information consideration should be given as to whether such terms or information constitute "significant new factors" and consequently trigger the need for a supplement to*

the Base Prospectus under Article 16 of the Prospectus Directive, the publication of which would in turn trigger the investors' right to withdraw their acceptances within a period of 2 business days.]

1.	Issuer:		SNS REAAL N.V.
2.	(a)	Series Number:	[ ]
	(b)	Tranche Number:	[ ] *(If fungible with an existing Series, details of that Series, including the date on which the Capital Securities become fungible)*
3.	Specified Currency or Currencies:		[ ]
4.	Aggregate Nominal Amount:		
	(a) Series:		[ ]
	(b) Tranche:		[ ]
5.	(a)	Issue Price:	[ ] per cent. of the Aggregate Nominal Amount [plus accrued interest from [*insert date*] (*if applicable*)]
6.	Specified Denominations:		[ ] [ ]
7.	(a)	Issue Date:	[ ]
	(b)	Interest Commencement Date:	[ ]
8.	Interest Basis:		[[ ] per cent. Fixed Rate] [[LIBOR/EURIBOR] +/- [ ] per cent. Floating Rate] [Zero Coupon] [Dual Currency Interest] [*specify other*] (further particulars specified below)

9.	Redemption/Payment Basis:	[Redemption at par] [Dual Currency Redemption] [*specify other*] (*N.B. If the Final Redemption Amount is less than 100% of the nominal value the Capital Securities will be derivative securities for the purposes of the Prospectus Directive and the requirements of Annex XII to the Prospectus Directive Regulation will apply.*)
10.	Change of Interest Basis or Redemption/Payment Basis:	[*Specify details of any provision for change of Capital Securities into another Interest Basis or Redemption/Payment Basis*]
11.	Call Option:	[Issuer Call] [(further particulars specified below)]
12.	[Date [Board] approval for issuance of Capital Securities obtained:	[ ] [and [ ], respectively]] (*N.B. Only relevant where Board (or similar) authorisation is required for the particular tranche of Capital Securities*)
13.	Method of distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

14.	Fixed Rate Capital Security Provisions		[Applicable/Not Applicable] (*If not applicable, delete the remaining subparagraphs of this paragraph*)
	(a)	Rate(s) of Interest:	[ ] per cent. per annum [payable [annually/semi-annually/quarterly] in arrear]
	(b)	Coupon Payment Date(s):	[[ ] in each year up to and including the redemption date]/[*specify other*] (*N.B. This will need to be amended in the case of long or short coupons*)
	(c)	Fixed Coupon Amount(s):	[ ] per [ ] in nominal amount
	(d)	Broken Amount(s):	[*Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amount*]
	(e)	Day Count Fraction:	[30/360 or Actual/Actual (ICMA) or [*specify other*]]

	(f)	Determination Date(s):	[ ] in each year [*Insert regular Coupon Payment Dates, ignoring issue date or maturity date in the case of a long or short first or last coupon* *N.B. This will need to be amended in the case of regular Coupon Payment Dates which are not of equal duration* *N.B. Only relevant where Day Count Fraction is Actual/Actual (ICMA)*]
	(g)	Other terms relating to the method of calculating interest for Fixed Rate Capital Securities:	[None/*Give details*]
15.	Floating or Variable Rate Capital Security Provisions		[Applicable/Not Applicable] (*If not applicable, delete the remaining subparagraphs of this paragraph*)
	(a)	Specified Period(s)/Specified Coupon Payment Dates:	[ ]
	(b)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/ Preceding Business Day Convention/[*specify other*]]
	(c)	Additional Business Centre(s):	[ ]
	(d)	Manner in which the Rate of Interest and Interest Amount is to be determined:	[Screen Rate Determination/ISDA Determination/Variable Rate/*specify other*]
	(e)	Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	[ ]
	(f)	Screen Rate Determination:	
		• Reference Rate:	[ ]. (*Either LIBOR, EURIBOR or other, although additional information is required if other - including fallback provisions in the Agency Agreement*)
		• Interest Determination Date(s):	[ ] *(Second London business day prior to the start of each Interest Period if LIBOR (other than Sterling or euro LIBOR), first day of each Interest Period if Sterling LIBOR and the second day on which the TARGET System is open prior to the start of each Interest Period if EURIBOR or euro LIBOR)*

	• Relevant Screen Page:	[ ] *(In the case of EURIBOR, if not Reuters EURIBOR 01 ensure it is a page which shows a composite rate or amend the fallback provisions appropriately)*
(g)	ISDA Determination:	
	• Floating Rate Option:	[ ]
	• Designated Maturity:	[ ]
	• Reset Date:	[ ]
(h)	Margin(s):	[+/-] [ ] per cent. per annum
(i)	Minimum Rate of Interest:	[ ] per cent. per annum
(j)	Maximum Rate of Interest:	[ ] per cent. per annum
(k)	Day Count Fraction:	[Actual/365 Actual/365 (Fixed) Actual/365 (Sterling) Actual/360 30/360 30E/360 *Other*]

(l)	Fallback provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Capital Securities, if different from those set out in the Conditions:	[ ]
(m)	Number of required Coupon Payments Dates following a Junior Coupon Pusher Event and/or a Parity Coupon Pusher Event pursuant to Condition 4(c):	[ ] [Applicable/Not Applicable]
(n)	Ordinary Shares Threshold:	[ ]
(i)	Initial ACSM Cap Period:	[ ]
(ii)	Subsequent ACSM Cap Period:	*[delete if not applicable]*
(iii)	ACSM Settlement Period	[ ]
(iv)	Ordinary Shares Threshold amount (if different from 2 per cent.):	*[delete if not applicable]*
(o)	Other provisions relating to ACSM:	
(p)	Capital Disqualification Event	[Applicable/Not Applicable]

PROVISIONS RELATING TO REDEMPTION

16.	Issuer Call:	[Applicable/Not Applicable] (*If not applicable, delete the remaining subparagraphs of this paragraph*)
(a)	Optional Redemption Date(s):	[ ]
(b)	Optional Redemption Amount of each Capital Security and method, if any, of calculation of such amount(s):	[ ] per Capital Security of [ ] Specified Denomination [details of any make whole premium]
(c)	Notice period (if other than as set out in the Conditions):	[ ]

17.	Early Redemption Amount of each Capital Security payable on redemption for taxation or regulatory reasons and/or the method of calculating the same	[details of any make whole premium]
18.	Replacement Capital Covenant:	[Applicable/Not Applicable] *(If not applicable, delete subparagraph 19 of this paragraph)*
19.	Other provisions relating to the Replacement Capital Covenant:	*[delete if not applicable]*

GENERAL PROVISIONS APPLICABLE TO THE CAPITAL SECURITIES

20.	Form of Capital Securities:	[Temporary Global Capital Security exchangeable for a Permanent Global Capital Security] [other]
21.	Additional Financial Centre(s) or other special provisions relating to Payment Days:	[Not Applicable/*give details*] *(Note that this paragraph relates to the place of payment and not Interest Period end dates to which subparagraph 15(c) relates)*
22.	Other final terms:	[Not Applicable/*give details*] [Number of Coupon Payments specified in Condition 4(c)(ii) and 4(c)(iii).] *(When adding any other final terms consideration should be given as to whether such terms constitute "significant new factors" and consequently trigger the need for a supplement to the Base Prospectus under Article 16 of the Prospectus Directive.)*

DISTRIBUTION

23.	(a) If syndicated, names [and addresses]** of Managers [and underwriting commitments]**:	[Not Applicable/*give names [and addresses and underwriting commitments]***] *(Include names and addresses of entities agreeing to underwrite the issue on a firm commitment basis and names and addresses of the entities agreeing to place the issue without a firm commitment or on a "best efforts" basis if such entities are not the same as the Managers.)* ** [*Please note that the process for notification to potential investors of the amount allotted and an indication whether the dealing may begin before notification is made will be provided for by the Manager(s) to potential investors*]
	(b) Date of Syndication Agreement:**	[ ]**
	(c) Stabilising Manager (if any):	[Not Applicable/*give name*]
24.	If non-syndicated, name [and address]** of relevant Dealer:	[*Name [and address]***]
25.	Total commission and concession:**	[ ] per cent. of the Aggregate Nominal Amount**

OTHER PROVISIONS

26.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	[TEFRA D/TEFRA C/TEFRA not applicable]
27.	Additional selling restrictions:	[Not Applicable/give details]
28.	(i) Listing:	[Amsterdam/other (*specify*)/None]
	(ii) Admission to trading:	[Application has been made for the Capital Securities to be admitted to trading on [ ] with effect from [ ].] [Not Applicable.]
	(iii) Estimate of total expenses related to admission to trading:*	[ ]*

29. Ratings: The Capital Securities to be issued have been rated:

[S & P: [ ]]
[Moody's: [ ]]
[Fitch: [ ]]
[[Other]: [ ]]

*[Include here a brief explanation of the meaning of the ratings if this deviates from the explanations given in "General Information" published by the rating provider]***

30. [Notification]

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*, "**AFM**") [has been requested to provide/has provided - *include first alternative for an issue which is contemporaneous with the update of the Programme and the second alternative for subsequent issues]* the *[names of competent authorities of host Member States*] with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

31. Interests of Natural and Legal Persons involved in the Issue

[Save for any fees payable to the Dealers, so far as the Issuer is aware, no person involved in the issue of the Capital Securities has an interest material to the offer. - *Amend as appropriate if there are other interests*]

32. Reasons for the Offer (if different from making a profit and/or hedging certain risks): [ ]

33. Estimated net proceeds and total expenses

(iii) Estimated net proceeds [ ]

[(Also see "Use of Proceeds" wording in Prospectus – if reasons for offer different from making profit and/or hedging certain risks will need to include those reasons here. If proceeds are intended for more than one use will need to split out and present in order of priority. If proceeds insufficient to fund all proposed uses state amount and sources of other funding.)]

(ii) Estimated total expenses: [ ]. [Include breakdown of expenses]

34. Yield (Fixed Rate Capital Securities only)

Indication of yield: [ ]

The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

35. Performance of Rate[s] of Exchange and Explanation of Effect on Value of Investment (Dual Currency Capital Securities only)

[Need to include details of where past and future performance and volatility of the relevant rates can be obtained.]

36. Operational Information

(i)	ISIN Code:	[ ]
(ii)	Common Code:	[ ]
(iii)	Fondscode:	[ ]
(iv)	Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, société anonyme and Euroclear Nederland and the relevant identification number(s):	[Not Applicable/*give name(s) and number(s)*]
(v)	Delivery:	Delivery [against/free of] payment
(vi)	Names and addresses of additional Paying Agent(s) (if any):	[ ]

(vii) Offer Period: [[The offer of the Capital Securities is expected to open at [•[] hours([•] time) on [•] and close at [•] hours ([•] time) on [•] or such earlier or later date or time as the Issuer may determine and will be announced in [•].]

[The Issuer reserves the right to withdraw the offer of the Capital Securities until [•] at the latest. Such withdrawal will be announced in the forementioned publications.]

[The aggregate principal amount of the Capital Securities to be issued and allotted will be announced by the Issuer at [•] hours ([•] time) on [•] or such earlier or later date or time as the Issuer may determine and will be announced in the aforementioned publications.]

[The Issuer reserves the right to increase the aggregate principal amount of the Capital Securities to be issued. Such increase will be announced in the aforementioned publications]

[[No]/[D/d]ealing in the Capital Securities will be possible before the aggregate principal amount of the Capital Securities is announced as set out above.]

[Not Applicable]]

(viii) Reduction of subscriptions: [[Subscriptions in excess. If the Issuer determines to increase the aggregate principal amount of the Capital Securities to be issued this will be announced by the Issuer at [•] hours ([•] time) on [•] or such earlier or later date or time as the Issuer may determine and will be announced in the aforementioned publications.]

[in [ ]Not Applicable]

(ix) Maximum and minimum subscription amount: [[•] and [•].

37. [Additional information]

[The following information should be consulted in connection with the offer of the Capital Securities: [- *insert relevant information which does not necessitate a Supplement to the Prospectus*].

38. [Other]

[*insert any other relevant information*]

39. [Listing and Admission to Trading Application

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Capital Securities described herein pursuant to the Programme for the issuance of Notes of SNS REAAL N.V.]

Responsibility

The Issuer declares that, having taken all reasonable care to ensure that such is the case, the information contained herein is, to the best of its knowledge, in accordance with the facts and contains no omission likely to affect its import. The Issuer accepts responsibility for the information contained in these Final Terms. [[ ] has been extracted from [ ]. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware and is able to ascertain from information published by [ ], no facts have been omitted which would render the reproduced information inaccurate or misleading.]

Signed on behalf of the Issuer:

By:	By:
Duly authorised	Duly authorised

Notes:

* ***Delete if the minimum denomination is less than €50,000***

** ***Delete if the minimum denomination is €50,000***

REGISTERED OFFICE OF THE ISSUER

SNS REAAL N.V.
Croeselaan 1
3521 BJ Utrecht
The Netherlands

AGENT

Dexia Banque Internationale à Luxembourg
69 Route d'Esch
L-2953 Luxembourg
Luxembourg

OTHER PAYING AGENT

ABN AMRO Bank N.V.
Kemelstede 2
4817 ST Breda
The Netherlands

LEGAL ADVISERS

To the Issuer
(as to Netherlands law except tax law)
NautaDutilh N.V.
Strawinskylaan 1999
1077 XV Amsterdam
The Netherlands

To the Dealers in England
Clifford Chance
Limited Liability
Partnership
10 Upper Bank Street
London E14 5JJ
United Kingdom

To the Dealers in The Netherlands
Clifford Chance LLP
Droogbak 1A
1013 GE Amsterdam
The Netherlands

AUDITORS TO THE ISSUER

KPMG Accountants N.V.
Burgemeester Rijnderslaan 10-20
1185 ML Amstelveen
The Netherlands

LIQUIDITY PROVIDERS (Public Fixed Rate bonds)

AFS Group
Oudezijds Voorburgwal 282
1012 GL Amsterdam
The Netherlands

VAN DER MOOLEN HOLDING N.V.
Keizersgracht 307
1016 ED Amsterdam

AMSTERDAM LISTING AGENT

ABN AMRO Bank N.V.
Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

LUXEMBOURG LISTING AGENT

Dexia Banque Internationale à Luxembourg
69 Route d'Esch
L-2953 Luxembourg
Luxembourg

DEALERS

ABN AMRO Bank N.V.
250 Bishopgate 5
London EC2M 4AA
United Kingdom

BNP PARIBAS
10 Harewood Avenue
London NW1 6AA
United Kingdom

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.

Credit Suisse Securities (Europe) Limited

Deutsche Bank AG, London Branch
Winchester House

Croeselaan 18
3521 CB Utrecht
The Netherlands

One Cabot Square
London E14 4QJ
United Kingdom

1 Great Winchester Street
London EC2N 2DB
United Kingdom

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB
United Kingdom

ING Bank N.V.
Foppingadreef 7
1102 BD Amsterdam
The Netherlands

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ
United Kingdom

Nomura International plc
Nomura House
1 St. Martin's-le-Grand
London EC1A 4NP
United Kingdom

UBS Limited
1 Finsbury Avenue
London EC2M 2PP
United Kingdom

ESBG Dealers
(European Saving Banks Group)

Bayerische Landesbank
Brienner Strasse 20
D-80333 Munich
Germany

Caixa – Banco de Investimento, S.A.
Rua Barata Salgueiro, 33
1269-057 Lisboa
Portugal

Erste Bank der Österreichischen Sparkassen AG
Böersegasse 14
1010 Vienna
Austria

SNS Bank N.V.
Croeselaan 1
3521 BJ Utrecht
The Netherlands

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Date of approval:	**24 aug 07**
Name issuing institution:	**SNS Reaal N.V.**
Name prospectus/supplement:	**Supplement to the € 2,000,000,000 Debt Issuance Programme (the 'Supplement')**
Supplement:	**Aanvullend Document**
Publication date:	**24 aug 07**
Manner of disclosure:	**Drukwerk en elektronisch**
Place of disclosure:	**The Prospectus and this Supplemental Prospectus are available on the website of the Issuer at www.snsreaal.com and are available for viewing at the Amsterdam Office of the Issuer at Nieuwezijds Voorburgwal 162 at Amsterdam, The Netherlands, where copies of the Prospectus, the Supplemental Prospectus, any previous supplements to the Prospectus and any documents incorporated by reference therein may also be obtained free of charge**

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Date of most recent update: 28 dec 07

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approved prospectus

Please find below the details of the selected prospectus. The date of approval is the date on which the AFM has approved the prospectus. The publication date is the date the prospectus will be made available to the public. As from this date the approved prospectus is available for download on this page.

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Date of approval:	**25 jun 07**
Name issuing institution:	**SNS Reaal N.V.**
Name prospectus/supplement:	**Update of the € 2,000,000,000 Debt Issuance Programme (the 'prospectus')**
Supplement:	**Prospectus**
Publication date:	**26 jun 07**
Manner of disclosure:	**Drukwerk en elektronisch**
Place of disclosure:	**The investors can obtain the Prospectus at www.snsreaal.com, the websites of Euronext Amsterdam and the Luxembourg Stock Exchange as well as at the Amsterdam office of the Issuer at Nieuwezijds Voorburgwal 162, Amsterdam, The Netherlands.**

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Date of approval:	**13 jun 07**
Name issuing institution:	**SNS Reaal N.V.**
Name prospectus/supplement:	**Aanbieding van € 350 miljoen nieuwe en tot € 250 miljoen bestaande gewone aandelen.**
Supplement:	**Prospectus**
Publication date:	**13 jun 07**
Manner of disclosure:	**Drukwerk en elektronisch**
Place of disclosure:	**The prospectus will be available on the website of Euronext and the Issuer. The prospectus can also be obtained in print at the head office of the Issuer (Croeselaan 1, 3521 BJ Utrecht, The Netherlands) and upon request from Rabo Securities (Rembrandt Tower, Amstelplein 1, 1096 HA Amsterdam, The Netherlands).**

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price-sensitive press releases details

The Market Abuse Act became effective on October 1, 2005. On the basis of Article 47(1) of the Act on the Supervision of the Securities Trade 1995 (Wte 1995), public companies listed on Euronext Amsterdam are required to publicize price-sensitive information through the use of, among others, a press release. On the basis of Article 47(9) of the Wte 1995, the AFM is required to maintain a public register of these press releases.

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Publication date:	**20 nov 07 - 08:27**
Legal name:	**SNS Reaal N.V.**
Title:	**Investor day bij SNS REAAL**
Comments:	Utrecht, 20 november 2007 Investor day bij SNS REAAL Vandaag, dinsdag 20 november, houdt SNS REAAL haar eerste Investor Day. In een reeks presentaties zullen leden van de Raad van Bestuur en het management team strategie, marktontwikkelingen, groeikansen, vermogens- en risicobeheer en financiële doelen bespreken. In de presentaties wordt ook ingegaan op de acquisitie van de Nederlandse en Belgische activiteiten van Swiss Life Holding die gisteren, 19 november, werd aangekondigd. Ook wordt een update gegeven van de belangrijkste elementen van het integratieproces en de financiële resultaten van AXA NL in 2007. AXA NL werd op 5 september 2007 overgenomen. Tijdschema: 09.00 uur Opening Sjoerd van Keulen 09.10 uur Strategische update Sjoerd van Keulen / Ronald Latenstein van Voorst 10.30 uur Pauze 10.45 uur REAAL Verzekeringen Cor van den Bos 11.30 uur Integratie van AXA NL Cor van den Bos 12.00 uur Acquisitie van Swiss Life NL/B Cor van den Bos 12.45 uur Lunch 13.45 uur SNS Bank Rien Hinssen / Henk Kroeze 14.45 uur SNS Property Finance Marius Menkveld 15.30 uur Pauze 15.45 uur SNS Regio Bank Mark Straub 16.15 uur Afsluiting Ronald Latenstein van Voorst De Investor Day kan via een live webcast worden gevolg op www.snsreaal.nl. SNS REAAL Investor Relations: Jacob Bosscha jacob.bosscha@snsreaal.nl Tel: +31 (0) 30 291 42 46 Victor Zijlema victor.zijlema@snsreaal.nl Tel: +31 (0) 30 291 42 47 SNS REAAL Corporate Communications Annemiek Louwers annemiek.louwers@snsreaal.nl Tel: +31 (0) 30 291 48 77

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20071120000000009_20112007 Investor Day at SNS REAAL.pdf
20071120000000009_20112007 Investor Day bij SNS REAAL.pdf

Date of most recent update: 28 dec 07

AFM

AFM

SNS REAAL

PRESS RELEASE

Utrecht, 20 November 2007

Investor day at SNS REAAL

Today, Tuesday 20 November, SNS REAAL is hosting its first Investor Day.

In a series of presentations, Executive Board members and members of the management team will discuss strategy, market dynamics, opportunities for growth, capital and risk management and financial targets.

The presentations will include a summary of the acquisition of the Dutch and Belgian businesses of Swiss Life Holding which was announced yesterday 19 November. There will also be an update on AXA NL, which was acquired on 5 September 2007, covering its financial performance in 2007 and the main elements of the integration, which is on track.

Timetable:

09.00 am (CET)	Welcome remarks	Sjoerd van Keulen
09.10	Strategic Update	Sjoerd van Keulen / Ronald Latenstein van Voorst
10.30	Break	
10.45	REAAL Verzekeringen	Cor van den Bos
11.30	Integration of AXA NL	Cor van den Bos
12.00	Acquisition of Swiss Life NL/B	Cor van den Bos
12.45	Lunch	
13.45	SNS Bank	Rien Hinssen / Henk Kroeze
14.45	SNS Property Finance	Marius Menkveld
15.30	Break	
15.45	SNS Regio Bank	Mark Straub
16.15	Wrap Up	Ronald Latenstein van Voorst

The Investor Day can be followed via a live webcast on www.snsreaal.nl.

SNS REAAL Investor Relations:
Jacob Bosscha
jacob.bosscha@snsreaal.nl
Tel: +31 (0) 30 291 42 46

Victor Zijlema
victor.zijlema@snsreaal.nl
Tel: +31 (0) 30 291 42 47

SNS REAAL Corporate Communications
Annemiek Louwers
annemiek.louwers@snsreaal.nl
Tel: +31 (0) 30 291 48 77

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Publication date:	**19 nov 07 - 07:28**
Legal name:	**SNS Reaal N.V.**
Title:	**SNS REAAL TO ACQUIRE ZWITSERLEVEN NETHERLANDS AND SWISS LIFE BELGIUM**
Comments:	- SNS REAAL to become the number 2 life insurer in the Netherlands - Utrecht, 19 November 2007 SNS REAAL and Swiss Life Holding have come to a mutual understanding concerning the purchase of the Dutch and Belgium businesses of Swiss Life Holding, including Zwitserleven and its brand in the Netherlands, Swiss Life Asset Management (Nederland) and Swiss Life Belgium for a total consideration of up to Euro 1,535 million. With this acquisition SNS REAAL will nearly quadruple its pensions business and become the 2nd largest life insurer in the Netherlands with a market share of almost 16%. Sjoerd van Keulen, Chairman of the Executive Board: "Zwitserleven is an excellent strategic fit for us. It is a unique opportunity for SNS REAAL to become a market leader in the Dutch life and pensions market. This acquisition is in line with our strategic priorities of achieving scale through consolidation, diversifying our income in the Dutch life insurance market, strengthening our distribution, broadening our presence in the SME segment, and gaining a significant presence in the structurally attractive pensions market. It fits our financial criteria and is expected to be EPS accretive in the first 12 months following completion. Although the transaction comes soon after the acquisition of AXA NL, we have the management resources to safeguard the integration process. Zwitserleven is a highly professional organisation, and we welcome the people of Zwitserleven and Swiss Life Belgium to our group." The total transaction consideration will be up to Euro 1,535 million and consists of (i) Euro 1,345 million, (ii) up to Euro 90 million reflecting the movement in 2007 of net asset value, and (iii) Euro 100 million relating to a tax benefit on fiscal goodwill created. Excluding the payment for the tax benefit, the purchase price equals 1.17x the Market Consistent Embedded Value, 1.48x the Net Asset V

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20071119000000003_19112007 Press release acquisitie Zwitserleven def.pdf
20071119000000003_Zwitserleven- Analyst Pres 19-11-07 FINAL.pdf

Date of most recent update: 28 dec 07

AFM

AFM

SNS REAAL

Press Release

SNS REAAL to acquire Zwitserleven Netherlands and Swiss life Belgium

- SNS REAAL to become the number 2 life insurer in the Netherlands -

Utrecht, 19 November 2007

SNS REAAL and Swiss Life Holding have come to a mutual understanding concerning the purchase of the Dutch and Belgium businesses of Swiss Life Holding, including Zwitserleven and its brand in the Netherlands, Swiss Life Asset Management (Nederland) and Swiss Life Belgium for a total consideration of up to Euro 1,535 million. With this acquisition SNS REAAL will nearly quadruple its pensions business and become the 2nd largest life insurer in the Netherlands with a market share of almost 16%.

Sjoerd van Keulen, Chairman of the Executive Board: "Zwitserleven is an excellent strategic fit for us. It is a unique opportunity for SNS REAAL to become a market leader in the Dutch life and pensions market. This acquisition is in line with our strategic priorities of achieving scale through consolidation, diversifying our income in the Dutch life insurance market, strengthening our distribution, broadening our presence in the SME segment, and gaining a significant presence in the structurally attractive pensions market. It fits our financial criteria and is expected to be EPS accretive in the first 12 months following completion. Although the transaction comes soon after the acquisition of AXA NL, we have the management resources to safeguard the integration process. Zwitserleven is a highly professional organisation, and we welcome the people of Zwitserleven and Swiss Life Belgium to our group."



Total Dutch Life Insurance Market—Total Premium-Income (2006)
21.2%
15.7%
4.7%
15.1%
13.8%
12.2%
11.0%
10.4%
4.7%
1.8%
1.5%
1.5%
SNS REAAL
Legal & General

The total transaction consideration will be up to Euro 1,535 million and consists of (i) Euro 1,345 million, (ii) up to Euro 90 million reflecting the movement in 2007 of net asset value, and (iii) Euro 100 million relating to a tax benefit on fiscal goodwill created. Excluding the payment for the tax benefit, the purchase price equals 1.17x the Market Consistent Embedded Value, 1.48x the Net Asset Value (both as of 30/9/2007) and 16.7x the annualised H1 2007 net earnings. The acquisition will be financed through a combination of (i) Euro 600 million of a new class of shares ("Foundation Shares") to be issued to Stichting Beheer SNS REAAL (the Foundation) and (ii) up to Euro 935 million of debt instruments and internal resources. The transaction will be effective as of 1 January 2008 and is expected to be completed in the first half of 2008.

(Euro mn, 30/9/2007)	Zwitserleven Netherlands	Swiss Life Belgium	Combined
Net Asset Value (local GAAP)	673	89	762
Adjusted Net Asset Value (IFRS)	844	126	970
Value In-force	257	(2)	255
Market Consistent Embedded Value	1,102	124	1,225

Excellent strategic fit

Zwitserleven is a leading Dutch pensions company serving individual, SME and large corporate clients. Zwitserleven generated Euro 1,208 million GWP (gross written premiums) in 2006 of which 54% was traditional and 46% unit-linked. The company currently employs 713 people (FTE) and is headquartered in Amstelveen.

The acquisition is at the heart of SNS REAAL's growth strategy and provides an excellent strategic fit to establish SNS REAAL as a leading pension insurer in the Netherlands. REAAL Verzekeringen will seek to integrate all its pensions businesses into Zwitserleven and create a centre of expertise at Zwitserleven's head office in Amstelveen. The combination allows REAAL Verzekeringen to broaden its product offering to the SME client segment and leverage Zwitserleven's strong distribution relationships. In addition, Zwitserleven will get access to SNS REAAL's distribution platform and product range.

Swiss Life Asset Management (Nederland) adds Euro 12 billion to SNS REAAL's assets under management.

Swiss Life Belgium is a multi line insurer with a strong focus on pension products. It is known as a reliable player in the Belgian market for its corporate and retail business. It has recently increased its visibility and reputation as a pensions leader through various initiatives. Swiss Life Belgium generated Euro 475 million GWP in 2006 of which 85% was traditional and 15% unit-linked. The Belgian operations in Brussels employ 360 people (FTE). SNS REAAL will look for further improvement potential in the Belgian operations, a process which was already started by the Belgian management team at Swiss Life.

This acquisition also allows SNS REAAL to become a member of the Swiss Life Network, which provides employee benefits solutions to multi-nationals and pension solution providers.

(EUR mln 2006)	Zwitserleven	Swiss Life Belgium	Zwitserleven + Swiss Life Belgium	SNS REAAL Pro-Forma	Total Pro-Forma
Gross Premium Income	1,208	475	1,683	3,660	5,343
Reported Net Profit	154	12	166	557	724
Normalised Net Profit	53	12	65	518	583
Shareholders' Equity	591	81	671	3,540	4,212

Re-branding of pensions business REAAL Verzekeringen and AXA NL Combined 'Zwitserleven' is a household name for pension products with 85% prompted brand awareness resulting from 25 years of strong and consistent marketing. All REAAL Verzekeringen and AXA NL Combined pensions businesses will be re-branded under the Zwitserleven brand, and Zwitserleven will be positioned as the specialist pension brand within the multi brand strategy of SNS REAAL. Its ambition will remain to be "the" pension insurer in the Netherlands. Recent independent market research shows that REAAL Verzekeringen and Zwitserleven lead the rankings for operational excellence and quality of service in pensions (REAAL Verzekeringen ranking number 1 and Zwitserleven number 2). The strong fit in both culture and approach and the complementary distribution mix will allow SNS REAAL to strengthen its combined market position and accelerate its growth.

Integration

Zwitserleven will continue to operate largely on a standalone basis, led by its existing management team. Marco Keim, CEO of Zwitserleven, and another Zwitserleven management team member will join the REAAL Verzekeringen board. The current pensions businesses of REAAL Verzekeringen, AXA NL and Winterthur will be integrated into Zwitserleven. Marco Keim will lead this reverse-integration process. The integration of AXA NL and Winterthur into REAAL Verzekeringen will remain on schedule.

REAAL Verzekeringen expects to complete the reverse integration process of Zwitserleven in 2012. Annual cost savings will grow to approximately Euro 35 million and will be fully phased in, as of 2012. The cost synergies represent approximately 35% of Zwitserleven's current cost base. REAAL Verzekeringen expects total pre-tax restructuring costs of Euro 30 million, equally phased over the reverse integration process. A combined reduction of 300 FTE is expected at REAAL Verzekeringen and Zwitserleven through natural attrition, with no forced redundancies. Potential revenue synergies are expected to have an additional positive effect, but are currently not quantified.

Supportive role of the Foundation

The goal of the Foundation is to support SNS REAAL's growth and development and act in the best interest of SNS REAAL and its stakeholders. The Foundation is SNS REAAL's majority shareholder (54.3%).

The Foundation has agreed to subscribe to six newly issued Foundation Shares in SNS REAAL for a total amount of Euro 600 million. These shares will represent six votes and will consequently carry negligible voting power. The shares issued to the Foundation will not share in any retained earnings or capital growth in SNS REAAL, but carry a loss absorption feature. The Foundation Shares are entitled to a dividend linked to the dividend payable to ordinary shares; the dividend yield on the Foundation Shares will never be higher than the dividend yield on ordinary shares. The Foundation Shares are not freely transferable. The issuance of these shares requires the amendment of SNS REAAL's Articles of Association for which an extra-ordinary general meeting of the shareholders will be convened in due course.

Financial impact

The transaction will be accretive to earnings per share for ordinary shareholders starting in the first 12 months following the completion of the acquisition. The financial targets of growth of earnings per share of 10% per annum on average, starting in 2006 up to year-end 2009, and return on shareholders' equity of 15% per annum remain unchanged. Also SNS REAAL's solvency will remain above its own minimum targets, and double leverage will remain below the 115% maximum target.

Tax benefit

Part of the total consideration, Euro 100 million relates to a tax benefit that will accrue to SNS REAAL. This benefit arises because the acquisition of Zwitserleven, as an asset liability transaction, creates tax deductible fiscal goodwill; this is expected to be amortised over a ten year period, resulting in an annual cash tax saving of approximately Euro 13 million.

Timing

The acquisition will require the advice of the relevant works councils and is subject to approval by the relevant regulators. Assuming the necessary approvals are obtained as expected, the transaction is expected to close in the second quarter of 2008.

Citigroup Global Markets and JPMorgan are acting as financial co-advisors to SNS REAAL. NautaDutilh is acting as legal advisor to SNS REAAL on this transaction.

About SNS REAAL

SNS REAAL is an innovative service provider in the banking and insurance sector with a prime focus on the Dutch retail market and on small and medium-sized businesses. Its activities cover three main product groups: mortgages and property finance, savings and investments and insurance. From its historical background, SNS REAAL has always felt close to Dutch society. With a balance sheet total of Euro 83 billion (as of June 2007) SNS REAAL is one of the major financial bank-assurance companies in the Netherlands. The company has a staff of nearly 7,000 (FTE) and is headquartered in Utrecht, the Netherlands.

SNS REAAL will be hosting an analyst presentation at 10:00am (CET) and a press conference at 11:45am (CET) which can be viewed via the Internet at www.snsreaal.nl.

SNS REAAL Corporate Communications:
Annemiek Louwers
annemiek.louwers@snsreaal.nl
Tel: +31 (0) 30 291 48 77

SNS REAAL Investor Relations:
Jacob Bosscha
jacob.bosscha@snsreaal.nl
Tel: +31 (0) 30 291 42 46

Victor Zijlema
victor.zijlema@snsreaal.nl
Tel: +31 (0) 30 291 42 47

Disclaimer

This press release contains only factual information and should not be regarded as an opinion or recommendation concerning the purchase or sale of shares or other securities issued by SNS REAAL N.V. This press release does not contain any value judgement or predictions with respect to the financial performance of SNS REAAL N.V.

SNS REAAL ZwitserLeven

Creating the #2 Life Insurer in the Netherlands

19 November 2007

Disclaimer

Agenda

1.	**Transaction Highlights and Rationale**	**Sjoerd van Keulen**
2.	Overview of Zwitserleven	Marco Keim
3.	Financial Impact	Ronald Latenstein van Voorst
4.	Reverse-integration Framework	Cor van den Bos
5.	Conclusion	Sjoerd van Keulen
6.	Questions & Answers	
7.	Appendix	

Transaction Highlights

- Acquisition of Zwitserleven, the leading Dutch pensions brand, Swiss Life Asset Management (Nederland) and Swiss Life Belgium for a Total Transaction Consideration[1] of €1,535 mn
- Creates the 2nd largest insurer in the Dutch life and pensions market with a 15.7% share[2]
- SNS REAAL's pensions business to be reverse-integrated into Zwitserleven
- Marco Keim, CEO Zwitserleven, to lead the enlarged pensions business and reverse-integration process
- Expected annual cost synergies of 35% of Zwitserleven operating expenses of €35 mn
- Accretive to EPS in the first 12 months after completion
- Transaction effective as of 1 January 2008, completion expected in 1H 2008

1. *Total Transaction Consideration consists of a Purchase Price of €1,345 mn, a maximum price adjustment at completion of €90 mn and a pre-paid tax benefit on Fiscal Goodwill of €100 mn*
2. *Source: AM Jaarboek 2007 (2006 data).*

Transaction Highlights (cont'd)

• **Total Transaction Consideration:**	**€1,535 mn**
– Purchase Price	€1,345 mn
– Maximum price adjustment at completion	€90 mn
– **Maximum Purchase Price for businesses**	**€1,435 mn**
– Pre-paid tax benefit on Fiscal Goodwill	€100 mn
• Financed through:	
– New class of shares to the Foundation ("Foundation Shares")	€600 mn
– Internal resources and debt instruments	€935 mn
• Implied multiples[1]:	
– Price/MCEV[2]	1.17x
– Price/NAV[3]	1.48x
– Price/Earnings[4]	16.7x

1 Multiples based on Maximum Purchase Price for businesses of €1,435 mn over: (2) 30/09/07 MCEV on SNS REAAL principles of €1,225 mn, (3) 30/09/07 IFRS NAV of €970 mn and (4) 1H07 annualised earnings of €86 mn.

Zwitserleven – Leading Dutch Pensions Brand

Business Overview

- Leading Dutch pensions company:
  - "Zwitserleven" a household brand, with strong association to pensions and over 85% brand awareness when prompted[1]
- Client-centric focus:
  - Specialised distribution with sophisticated salesforce and strong relationships
  - Targets individuals, SMEs and large corporates with innovative proprietary products
  - Expanding in profitable SME segment
- Ranked #1 in pensions performance rankings[2]
- Strong management team
- Swiss Life Asset Management (Nederland) manages investment portfolio of €12bn

Historical Data[3] (€ mn)	2005	2006	HY 07
Premium Income[4]	1,028	1,208	822
New Business APE	209	187	137
Operating Expenses	87	94	48
Normalised Net Profit[5]	44	53	33
Investments	11,394	11,738	11,963
Total Assets	12,438	12,691	13,193
FTEs	718	716	713

2006 Business Mix[3]

Breakdown by Client


Large corporates 22%
Individual 44%
SME 34%

Reserves: €10.3 bn

Breakdown by Product


Regular 24%
Single 42%
Unit-linked premiums 34%

Premium Income[4]: €1.2 bn

Source: Swiss Life data
1 Source: Dephe Communication Management (2007)
2 Source: Motivaction 2005
3 Based on Swiss Life IFRS principles.
4 GWP + Unit-linked premiums ("Deposits").
5 Reflects Net Profit normalised primarily for deduction of tax-related exceptionals.

Swiss Life Belgium – Multi-line Insurance Platform

Business Overview

- Small Belgian multi-line insurer:
  - Ranked 8th in the Belgian insurance market (6th in Corporate and SME life, 8th in Individual Life)
- Strong focus on pensions products:
  - Target corporate and SME customers, approximately 25% of premiums generated through the Swiss Life Network
- Strong ties with third-party distribution partners
- Experienced and committed management team
- SpaarSelect matter adequately covered by sale purchase agreement

Historical Data[1] (€ mn)	2005	2006	HY 07
Premium Income[2]	490	475	212
New Business APE	37	31	13
Operating Expenses	65	65	28
Normalised Net Profit[3]	15	12	10
Investments	2,830	2,873	2,964
Total Assets	3,439	3,549	3,536
FTEs	338	337	360

2006 Business Mix[1]

Breakdown by Business



Non-life 12%
Life individual 50%
Life Corporate & SME 38%

Breakdown by Product



Non-traditional 38%
Unit-linked 14%
Non-life 4%
Traditional 44%

Reserves: €2.5 bn | Premium Income[2]: €475 mn

Source: Swiss Life data
1. Based on Swiss Life IFRS principles
2. GWP + Unit-linked premiums
3. Reflects Net Profit normalised primarily for deduction of tax-related exceptionals

Unique Opportunity with Great Strategic Fit

Consolidates SNS REAAL's position in the Dutch insurance market and establishes it as a leading pensions player



1. Creates #2 life insurer in the Netherlands
2. Increase diversification of SNS REAAL's sources of income
3. Expand into SME and broaden distribution channels
4. Build centre of excellence in pensions business
5. Support growth with strong Zwitserleven brand and reputation
ZwitserLeven

1. Creates #2 Life Insurer in the Netherlands

SNS REAAL will nearly quadruple its pensions business


Total Dutch Life Insurance Market—Total Premium Income (2006)
30%
20%
10%
0%
21.2%
15.7%
15.1%
13.8%
12.2%
11.0%
10.4%
4.7%
1.6%
1.5%
1.5%
ING
SNS REAAL (PF AXA) & Zwitserleven
Eureko
Fortis
AEGON
SNS REAAL (PF AXA)
Aviva
Zwitserleven
Allianz
Legal & General
Loyalis (ABP)
Corporate & SME Life (2006)
AEGON 23%
ING 23%
Fortis 15%
Eureko 13%
Aviva 13%
SNS REAAL + Zwitserleven 11% #6
Zwitserleven 9%
SNS REAAL 2%
Allianz 0.1%
0% 5% 10% 15% 20% 25%
Individual Life (2006)
ING 21%
SNS REAAL + Zwitserleven 18% #2
Eureko 16%
SNS REAAL 15%
Fortis 13%
Aviva 10%
AEGON 7%
Zwitserleven 3%
Allianz 2%
0% 5% 10% 15% 20% 25%

Source: AM Jaarboek 2007 (2006 data)

2. Diversification of Operations

Successful broadening of sources of net income since IPO in 2006


Profile at IPO
Retail banking 59%
Insurance 41%
Life 33%
Non-Life 8%
2006 Pro Forma including SNS PF, AXA NL Combined, Zwitserleven and Swiss Life Belgium [1]
SNS PF 10%
Retail banking 33%
Insurance 57%
Life 44%
Non-Life 13%

1 Net profit from "other activities" split pro rata over respective net profit contributions. AXA NL Combined contribution on SNS REAAL IFRS basis, including VOBA amortisation and financing costs. Amortisation of VOBA of AXA NL Combined allocated to Life net profit, financing costs split pro rata over Life and Non-Life. Zwitserleven and Swiss Life Belgium's operations income based on normalised 2006 net profit.

3. Expand Product Range and Distribution Reach

Increased capabilities in SME and broader distribution will yield revenue synergies

Product Innovation

i-Pensioen

- Standard online products for SME segment
- Direct access to all accompanying legal documentation
- Wage inflation linked scheme and available premium scheme

Zwitserleven Ondernemerspensioen

- Specially developed for pension and risk insurance combined in one product
  - Variable income
  - Online tool for mutations and fund acquisitions

Innovative products form the basis for future growth

Distribution Strategy

Zwitserleven has a dedicated SME pensions salesforce and strong ties with pensions and SME intermediaries

Zwitserleven has been leveraging brand to expand into new distribution channels

Direct distribution via internet and telephone

Introduction of advisory sales branches

4. Establishes SNS REAAL as a Leader in Pensions

Zwitserleven will become centre of pensions expertise within SNS REAAL

ZwitserLeven



Headquarters in Amstelveen

- **Brand:**
  - All pensions business currently in SNS REAAL / AXA NL to be re-branded under the Zwitserleven brand
- **Organisation & Employees:**
  - Current REAAL Verzekeringen and AXA pensions business to be reverse-integrated into Zwitserleven organisation / systems framework (approx. €350 mn of REAAL Verzekeringen's premium income)[1]
  - Reverse-integration framework similar to the Bouwfonds Property Finance integration process
  - Culture and challenger mentality fits with SNS REAAL
  - No forced redundancies
- **Management:**
  - Marco Keim to become Board Member of REAAL Verzekeringen responsible for enlarged Zwitserleven business
  - One additional REAAL Verzekeringen Board seat for Zwitserleven executive
  - Experienced Zwitserleven management to remain in place

1 2006 data

5. Leading Brand and Reputation in Pensions Market

Zwitserleven brand fits with SNS REAAL's multi-brand strategy

ZwitserLeven



- Zwitserleven brand is a household name in the Dutch market with a strong association to pension products
  - Following 25 years of consistent marketing, the expression "het Zwitserleven gevoel" is universally associated in the Netherlands with pensions products
  - 85%[1] awareness when respondents were prompted
  - Well-recognised by both retail and SME customers

Banking Brands

SNS Fundcoach, ASN Bank, SNS Bank, SNS Regio Bank, BLG Hypotheken, SNS Property Finance

Insurance Brands

REAAL Verzekeringen, Proteq, DBV Verzekeringen

1. Source: Daphe Communication Management (2007).

Agenda

Growth Potential in Pensions Market


Growth Total Pension Funds' Assets (€ bn)(1)
800
600
400
200
0
CAGR '02 - '06: 13.9%
442.7
746.4
2002
2006
Total Pension Fund Contributions
Insurers 26%
Industry pension funds 52%
Company pension funds 22%
Total estimated market size (2): €32.0 bn

- Management of pensions increasingly shifting from public to private sector
- Insurers positioning to capture market share from pension funds
- Favourable drivers of growth in the Dutch pensions market:
  - Growing life expectancy
  - Increasing labour participation and higher wages
  - Historically low interest rates
- Increased regulatory supervision and legal transparency provide an increasingly level playing field

1. Source: DNB (Pension Fund Supervisors).
2. Estimates based on 2005 and 2006 data from DNB and AM Jaarboek respectively

Historical Performance Overview – Solid Growth


Premium Income (€ mn)(1)
1,600
1,200
800
400
0
1,028
1,208
622
2005
2006
HY 2007
New Production (€ mn)(2)
Corporate & SME
Individual
600
450
300
150
0
397
496
493
121
252
2005
2006
HY 2007
Value of New Business (VNB) (€ mn)(3)
12
9
6
3
0
9
11
9
2005
2006
HY 2007
Normalised Net Profit (€ mn)(4)
60
45
30
15
0
44
53
33
2005
2006
HY 2007

Source: Swiss Life data based on Swiss Life IFRS principles
1. GWP + Unit-linked premiums ("Deposits")
2. Includes new total GWP and Unit-linked premiums ("Deposits")
3. Based on Swiss Life Traditional EV principles
4. Net Profit normalised primarily by deduction of tax-related exceptionals

Balanced Distribution Mix

Channel	Comments	New Production 2006 (€496 mn)[1]
Fee Consultants	• Strong relationships leading to the highest customer satisfaction for Zwitserleven	
Swiss Life Network	• International cooperation between 51 local life insurers • Additional source of revenues in pensions	
Intermediaries	• Focus on selected client segments • Growing relationship with service providers • High penetration in pension-focused intermediaries	
Direct Sales	• Introduction of advisory sales branches • E-commerce contribution to new production increased from €3 mn in 2005 to €16 mn in 2006[1]	


45%
52%
3%

Source: Swiss Life data
1. Includes new total GWP and Unit-linked premiums ("Deposits")

Excellent Service and Employee Satisfaction

Excellent Service

Intermediary Channel Pensions Performance Ranking 2007[1]		POL (Life) 2006[2]	
REAAL Verzekeringen	#1	ZwitserLeven	#2
ZwitserLeven	#2	REAAL Verzekeringen	#5

Employee Satisfaction

Job Satisfaction[3]


7.3
7.1
6.9
6.7
6.5
6.7
6.9
7.0
7.2
2004
2005
2006
HY 2007

Absenteeism


6.0%
4.5%
3.0%
1.5%
0.0%
5.1%
3.3%
3.2%
3.4%
2004
2005
2006
HY 2007

1 Source: Performance Survey 2007 by independent intermediaries NBVA, NVA and DAK published by TNS NIPO
2 Performance Onderzoek Leven (Performance Analysis Life), performed by IG&H Management Consultants
3 Source: Swiss Life data. Employee satisfaction survey based on score 1-10 (10 being most satisfied), maximum score for Dutch employees is typically 7.0

Outstanding Client Satisfaction

Highest satisfaction score among fee consultants (distribution to corporate clients)


6.0
5.0
4.0
3.0
2.0
1.0
0.0
Average Commitment Score
2.5
3.0
3.5
4.0
Average Appraisal Score
ZwitserLeven
REAAL Verzekeringen

Conclusions 2007 Survey[1]

- "Zwitserleven is the overall strongest pension player
- (Far) ahead compared to other insurers
- Extremely high commitment score (awareness) and appreciation by consultants
- Professional, established pension player, strong in client management
- Strong in Deferred Contribution schemes"

1 Source: MultiActien Surveys of Fee Consultants

Operational Excellence

Operating Expenses[1] / Premium Income[2]


10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
8.5%
7.8%
7.2%
2005
2006
2007E

Premium Income[2] / FTEs (€ mn)


2.00
1.60
1.20
0.80
0.40
0.00
1.43
1.69
1.89
2005
2006
2007E[3]

Source: Swiss Life data
1. Operating costs exclude commissions, asset management cost
2. Premium income includes GWP and Unit-linked premiums ("Deposits")
3. 2007 FTEs based on 1H 2007.

Combining with SNS REAAL Strengthens and Accelerates Zwitserleven's Ambition

- Strengthening and acceleration of Zwitserleven's ambition to be "the" pension insurer of the Netherlands
- Reverse-integration of REAAL Verzekeringen's €350 mn pension business volumes
- Access to new distribution channels and products of SNS REAAL:
  - ASN Bank, SNS Fundcoach, SNS Regio Bank
- Access to new products of SNS REAAL:
  - Combined product development (e.g. wealth management)
- SNS REAAL's proven track-record in making acquisition a success
- Increased visibility of being part of SNS REAAL (e.g. Kaleidoscope logo)
- Cultural fit of "challenger-mentality" and client centric focus

Agenda

Financial Impact

Side-by-Side – Material Addition to REAAL Verzekeringen

SNS REAAL Pro Forma[1] vs. Zwitserleven & Swiss Life Belgium (2006, € mn)

	SNS REAAL	Zwitserleven + Swiss Life BE	SNS REAAL	Zwitserleven + Swiss Life BE
Normalised Net Profit	89.5%	10.5%	557	65[2]
Total Assets	85.5%	14.5%	96,101	16,240
Shareholders' Equity	84.0%	16.0%	3 540	672[3]
FTE's	86.2%	13.8%	6 569	1 053

REAAL Verzekeringen[1] vs. Zwitserleven & Swiss Life Belgium (2006, € mn)

	REAAL Verzekeringen	Zwitserleven + Swiss Life BE	REAAL Verzekeringen	Zwitserleven + Swiss Life BE
Premium Income	68.5%	31.5%	3 660	1,683[4]
Normalised Net Profit	82.8%	17.2%	313	65[2]
Total Assets	66.7%	33.3%	32,592	16,240
Investments	63.3%	36.7%	25,209	14,611
Technical Reserves	65.1%	34.9%	23,972	12,847
Shareholders' Equity	65.0%	35.0%	1,250	672[3]
Embedded Value	72.3%	27.7%	3,273	1,250[5]

Note: All Zwitserleven and Swiss Life Belgium numbers are shown on a Swiss Life IFRS basis, unless otherwise stated
1 SNS REAAL and REAAL Verzekeringen financials are shown pro-forma for AXA NL Combined
2 Represents Zwitserleven's and Swiss Life Belgium's stated consolidated net profit (total of €166 mn) normalised for exceptional items (-€101 mn)
3 Based on Dutch and Belgian GAAP
4 GWP + Unit-linked premiums.
5 Embedded value figures relating to Zwitserleven and Swiss Life Belgium are market consistent embedded value figures and are based on the accounting principles and embedded value principles applied by these respective entities, adjusted for SNS REAAL's 150% solvency requirement. These accounting principles and embedded value principles may differ from the accounting and European embedded value principles as used by SNS REAAL.

Financial Impact

Adjust Investment Portfolio Mix



Investment Portfolio for Own Account 2006
Zwitserleven
Equities 5%
Fixed Income and Other 95%
€7.3 bn
Swiss Life Belgium
Equities 9%
Fixed Income and Other 91%
€2.6 bn
REAAL Verzekeringen(1)
Equities 13%
Fixed Income and Other 87%
€17.7 bn



Total Technical Reserves 2006(2)
Zwitserleven
Unit-linked 38%
For Own Risk 62%
€10.3 bn
Swiss Life Belgium
Unit-linked 15%
For Own Risk 85%
€2.5 bn
REAAL Verzekeringen(1)
Unit-linked 30%
For Own Risk 70%
€24.0 bn

Source: Swiss Life data
1. Pro Forma including AXA NL Combined, but excluding Zwitserleven and Swiss Life Belgium
2. Unit-linked reserves includes separate accounts.

Combined Financials

Zwitserleven / Swiss Life Belgium and SNS REAAL Combined Key Financials 2006					
(€ mn)	Zwitserleven	Swiss Life Belgium	Zwitserleven + Swiss Life Belgium	SNS REAAL ProForma	Total Combined
Premium Income [1]	1,208	475	1,883	3,660	5,343
Reported Net Profit	154	12	186	557	724
Normalised Net Profit	53 [(4)]	12	65	518	583
Shareholders' Equity (GAAP)	591	81	672	3,540 [(3)]	4,212
Total Assets	12,891	3,548	16,240	96,101	112,341

2006 Normalised Net Profit - SNS REAAL IFRS (€ mn)


200
160
120
80
40
166
(101)
10
Zwitserleven + Swiss Life BE Reported Profits
Exceptional Items[(2)]
Normalised Net Profit
SNS REAAL IFRS Adjustments[(4)]
Normalised Net Profit under SNS REAAL IFRS Principles

Key Earnings Accretion Drivers	Impact
+ Pre-tax cost synergies per annum (fully phased-in)	+ €35 mn
+ Fiscal goodwill amortisation p. a., over 10 years after tax	+ €13 mn
+ Increase equity exposure to c.15%	Positive
+ 22% effective tax rate	Positive
– Pre-tax one-off restructuring costs	(€30) mn
– Cost of financing	Negative
– VOBA amortised over 14 years	Negative
• Revenue synergies	Positive, but not incl. in analysis

EPS accretive in the first 12 months after completion

Source: Swiss Life data

1 GWP + Unit-linked premiums

2 Tax-related exceptional impacting Zwitserleven's net profit

3 IFRS Shareholders' Equity

4 Predominantly consists of DAC accounting

Embedded Value Highlights – SNS REAAL Principles

	€ mn	Zwitserleven	Swiss Life Belgium	Combined
	Net Asset Value (Local GAAP) 31/12/06	591	81	672
30/09/2007	Net Asset Value (Local GAAP)	673	89	762
30/09/2007	Adjusted Net Asset Value (IFRS)	844	126	970
30/09/2007	Value In-force[(1)]	257	(2)	255
30/09/2007	**Market Consistent Embedded Value**	**1,102**	**124**	**1,225**
2006	Value of New Business[(1)]	19.4	(3.7)	15.8
2006	New Business APE[(1)]	187	31	218
2006	New Business Margin	10.4%	n.m.	7.3%

Comments

- 30/09/07 Zwitserleven embedded value to benefit from the following:
  - Synergies and diversification benefit
  - Lower SNS REAAL effective tax rate
  - *Asset mix and investment policy*

Source: Swiss Life data

1 Based on SNS REAAL European EV principles which differ from Swiss Life Traditional EV principles

Valuation at 1.17x MCEV


Breakdown of Maximum Total (€ mn)
1,750
1,400
1,050
700
350
0
1,345
90
1,435
100
1,535
Purchase Price
Maximum Payment under Completion Mechanism (1)
Maximum Purchase Price
NPV of Tax Benefit (2)
Maximum Total Consideration

Maximum Purchase Price as a multiple of:

• 30/09/07 MCEV	1.17x
• 30/09/07 Net Asset Value	1.48x
• 1H 07 Annualised Earnings	16.7x

NPV of Tax Benefit:

- Asset liability transaction for NL creates tax deductible Fiscal Goodwill
- Amortisation of Fiscal Goodwill[2] over 10 years results in annual cash tax saving of approximately €13 mn

1 Completion Mechanism predominantly consists of the difference between the year-end 2006 and year-end 2007 local GAAP net asset value (NAV)
2 Calculated as Maximum Purchase Price for Zaktsarleven minus Dutch ANAV discounted over 10 years

Financing the Transaction


Financing (€ mn)
1,750
1,400
1,050
700
350
0
600
90
845
1,535
Foundation Shares
Double Leverage (1)
Senior Debt/ Internal Resources
Maximum Financing Requirement

- Not tapping public equity markets
- New class of shares issued to the Foundation ("Foundation Shares")
- Meets internal solvency requirements
- Completion expected H1 2008; final financing mix to be determined at that point in time

1 Double Leverage of €90 mn results from 15% of €600 mn equity treatment of Foundation Shares

Supportive Role of the Foundation

Goal of the Foundation	• Support SNS REAAL in its growth and development • Act in the best interests of SNS REAAL, its subsidiaries and its stakeholders
Key Benefits of Foundation Shares	• Transaction certainty • Permanent capital to qualify for DNB solvency and rating agencies' core capital • Provide capital that is less dilutive than ordinary shares • Dividend yield on Foundation Shares not more than dividend yield on ordinary shares[1]
Other	• Foundation's ownership of 54.3% of SNS REAAL ordinary shares remains unchanged • Issuance of a new class of shares to the Foundation requires an amendment to the Articles of Association, to be voted in an Extraordinary General Meeting ("EGM")

1. At the time of declaring the dividend on Foundation Shares

Foundation Shares Compared to Ordinary Shares

	Foundation Shares	Ordinary Shares
Capital	€600 mn	€3,540 mn[1]
Number of Shares	6	261 mn
Voting Rights	1 vote per share	
Dividend Yield	Dividend Yield ≤ Ordinary Dividend Yield[3]	Ordinary Dividend Yield
Share in Retained Earnings[2]	No	Yes
Loss Absorption on Paid-in Capital	Pro-rata	
Redemption	Non-redeemable	
Transferability	Non transferable	Freely transferable
Liquidity	Non tradable	Exchange traded

Note: Terms of Foundation Shares are for illustrative purposes and will be presented to an EGM. See Appendix for further detail.
1. Shareholders' equity as of 30/06/2007, Pro Forma for AXA NL Combined
2. Ordinary shareholders' share in the upside and downside of retained earnings
3. At the time of declaring the dividend on the Foundation Shares

Financial Targets and Dividend Policy

Long-term Financial Targets Maintained

Medium-term EPS growth	10%
Return on ordinary shareholders' equity	15%
Double Leverage	<115%
Life solvency	>150%
Market share individual life	14-17%
Market share non-life	4-6%

To be Reconsidered

Dividend Policy Unchanged

- Foundation Shares carry a financing cost linked to SNS REAAL's total dividends paid
- EPS based on net income attributable to ordinary shareholders post dividends on Foundation Shares[1]
- 40-45% dividend payout ratio to ordinary shareholders maintained

1. See appendix for illustrative calculations

Transaction is Consistent with SNS REAAL Acquisition Criteria

Attractive Valuation
- P/MCEV 1.17x, in line with precedent transactions
- Estimated cost synergies of 35% of Zwitserleven operating expenses
- Substantial revenue synergies not included in the Purchase Price

Benefits of Foundation Shares
- €600 mn Foundation Shares
- Core solvency treatment without issuing new ordinary shares
- Provides equity capital at attractive terms

Financially Attractive
- Benefit from larger scale (synergies), income and risk diversification
- EPS accretive starting in first 12 months after completion of the transaction
- Benefit from rebalancing of Zwitserleven's asset mix to higher equity exposure

Financial Targets Maintained
- Group Double Leverage within 115% target
- REAAL Verzekeringen 2008E solvency margin above 150%
- Maintain 40-45% dividend payout ratio to ordinary shareholders

Agenda

1.	Transaction Highlights and Rationale	Sjoerd van Keulen
2.	Overview of Zwitserleven	Marco Keim
3.	Financial Impact	Ronald Latenstein van Voorst
4.	**Reverse-integration Framework**	**Cor van den Bos**
5.	Conclusion	Sjoerd van Keulen
6.	Questions & Answers	
7.	Appendix	

Strong Integration Track Record

- **Recent acquisitions:**
  - Zurich Nederland (2003)
  - Univé Leven portfolio (2004)
  - *Nieuwe Hollandse Lloyd (2005)*
  - Bouwfonds Property Finance (2006)
  - Regio Bank (2007)
  - AXA NL (2007)
- **Integration Zurich Nederland:**
  - 50% cost reduction realised
  - Realised FTE reduction of approximately 50% in 2 years
- **Integration Nieuwe Hollandse Lloyd:**
  - 39% FTE reduction to date
  - Integration expected to be fully finalised before year-end 2007

- Significant experience with integration of back offices, ICT systems and sales organisations
- Experience in staff reduction processes
  - Relocations
  - Best of breed principle
  - Benefit from natural FTE attrition
- Conservative approach to cost synergies and integration with synergies phased over 4 years reflecting reverse-integration of Zwitserleven

Material Cost Synergies Expected in the Netherlands

Integration Approach

- Zwitserleven reverse-integration[1] lessens strain on SNS REAAL's management and organisation

Cost Synergies

- Expected fully phased pre-tax cost synergies of €35 mn p.a. as of 2012:
  - 4 years of restructuring to be completed in 2012
  - Approximately 35% of Zwitserleven's 1H 2007 annualised cost base
  - Combined FTE reduction at REAAL Verzekeringen and Zwitserleven expected to amount to ~300 FTEs, through natural attrition (no forced redundancies)
  - Procurement savings
- Total estimated pre-tax restructuring cost of €30 mn equally phased over the integration period

Revenue Synergies

- Potential revenue synergies are expected to have an additional positive effect
  - Select best products of both parties
  - Limited overlap between intermediaries of REAAL Verzekeringen and Zwitserleven provides opportunities to cross-sell respective products
  - Distribution / product partnership with e.g. SNS Bank, ASN Bank, SNS Fundcoach, SNS Regio Bank

Product Development – No Additional IT Capacity Needed

Pensions

- Defined contribution pensions
- Defined benefit pensions
- Individual pensions
- Hybrid pensions

Individual Life and Mortgages

- Unit-linked / universal life
- Direct annuities
- Simple risk policies direct proposition
- Mortgage

REAAL Verzekeringen ⟷ ZwitserLeven

- State-of-the-art and complementary products
- Zwitserleven has some of the best pension products in the market
- REAAL Verzekeringen is renowned for its unit-linked pension products
- Excellent fit in individual life products

Limited Overlap Between AXA NL Integration and Zwitserleven's reverse-integration


AXA NL Integration
Phase 0
Legal and social authorisations
Phase 1
Integration planning and pre-organisation
Phase 2
Operational and commercial integration
Phase 3
Systems integration and conversions
April 2007
Sept 2007
Jan 2008
July 2008
2010
Zwitserleven Integration
Phase 0
Legal and social authorisations
Phase 1
Integration planning and pre-organisation
Phase 2
Operational and commercial integration
Phase 3
Systems integration and conversions
Jan 2008
July 2008
Jan 2009
July 2009
Jan 2012

Agenda

1. Transaction Highlights and Rationale — Sjoerd van Keulen
2. Overview of Zwitserleven — Marco Keim
3. Financial Impact — Ronald Latenstein van Voorst
4. Reverse-integration Framework — Cor van den Bos
5. **Conclusion — Sjoerd van Keulen**
6. Questions & Answers
7. Appendix

Unique Opportunity with Great Strategic Fit

Consolidates SNS REAAL's position in the Dutch insurance market and establishes it as a leading pensions player


1. Creates #2 life insurer in the Netherlands
2. Increase diversification of SNS REAAL's sources of income
3. Expand into SME and broaden distribution channels
4. Build centre of excellence in pensions business
5. Support growth with strong Zwitserleven brand and reputation
ZwitserLeven

Agenda

Q&A

Questions & Answers

Agenda

Calculating Foundation Shares Dividend

- Two inputs required to calculate dividends for Foundation Shares:
  - Dividend Payout Ratio for ordinary shareholders (DPR)
  - Pro-rata share of total dividends to Foundation Shares

1. Dividend payout ratio = 40-45% target maintained
2. *Pro-rata share of Foundation (FSH)* = *Paid-in capital x Discount Factor* / (Paid-in capital + 3-month average market value)

Dividends for Foundation Shares € = Net Profit € / (1 + ((1 – FSH) / (FSH * DPR)))

Foundation Shares Dividend – Illustration Only

Illustrative net profit SNS REAAL	€500 mn
Dividend Payout Ratio for ordinary shareholders (DPR)	45.0%
SNS REAAL 3-month average market value	€4,100 mn
Foundation Shares Paid in Capital	€600 mn
Discount Factor (to be fixed from the outset at 1.00x or lower)	0.90x
Pro-rata share of Foundation (FSH)	11.5%
Dividends for Foundation Shares = 500 ÷ (1 + (88.5% ÷ (11.5% x 45%)))	€28 mn
Implied Yield on Foundation Shares	4.6%
Dividends for Ordinary Shares	€212 mn
Implied Yield on Ordinary Shares	5.2%

Organisational Structure


Executive Board REAAL Verzekeringen
REAAL Verzekeringen Life
REAAL Verzekeringen Non-Life
Zwitserleven (REAAL pensions)
AXA/Winterthur (until April 2008)
Proteq
Swiss Life Belgium
DBV

Zwitserleven Management Team

Marco Keim, CEO



- CEO since 2002
- Joined Zwitserleven as CMO in 1999
- Chartered Accountant
- Previously employed at NS Reizigers, Fokker Aircraft and Aircraft Trading and Financing
- Master in Business Economics, degrees in Business Administration and Law

Ties Tiessen, CFO



- Joined Zwitserleven in 2004 as CFO
- Previously Head of F&A at LeasePlan Nederland NV
- Other work experience includes management role at Unisys, Controller at Getronics, Chartered Accountant at Ernst & Young
- Master in Business Economics

Henk Grevelman, CTO



- Joined Zwitserleven in 2000 as CTO
- Previously Head of IT at AXA
- Other work experience includes corporate advisory and project management at ING Bank
- Degree in Business Economics

Rolf van Woerkom, CMO



- Joined Zwitserleven in 2005 as CMO
- Previously employed as Commercial manager corporate pensions at AEGON
- Other work experience includes Unilever and Sara Lee
- Degree in Trade Economics

Corné van Nijhuis, COO



- COO since 2002
- Previously manager at i.e. Ernst & Young Management Consultants and Achmea
- Post-doctoral degree in Controlling
- Master in Business Economics

Dick Stoop, CRO



- Joined Zwitserleven in 1986 as Manager Actuarial Product Development
- CRO since 2003
- Prior experience in various actuarial positions at Fortis and Achmea
- Master in Actuarial Science

Gerard Sirks, CIO



- CIO and Head of Swiss Life Asset Management since 2006
- Previously various (interim-) management positions at i.e. Van Lanschot Bankiers
- Master in Chemistry and various securities and derivates braking

Appendix

Swiss Life Belgium Management Team

Charles Relecom, CEO



- CEO since 2006
- 29 years of insurance experience with "La Suisse" Assurances, Elvia Vie and Rentenanstalt/Swiss Life in Zurich and Belgium
- Actuarial degree from the Catholic University of Leuvain

Thierry Van Rossum, CFO



- CFO since 2002
- Joined Swiss Life Belgium in 1995
- Previously an auditor at Coopers & Lybrand
- Management degree from Solvay Business School
- Germanic philosophy degree from Catholic University of Leuvain

Peter Brewee, CRO



- CRO since 2005
- Joined Swiss Life Belgium in 1999
- Degrees in Commercial Engineering and Actuarial Sciences
- Secretary General of the Royal Association of Belgian Actuaries

Tanguy Polet, CMO



- CMO since 2006
- Previously HR Director and Compliance Officer at Zelia
- 12 years as a lawyer in commercial and labour law (Simmons&Simmons, Ernst&Young Law)
- Law degree of Catholic University of Leuven

Jan van Autreve, COO



- COO and CIO since 2004
- Joined Swiss Life Belgium in 2002
- Previously an equity derivatives trader at KBC Securities
- Degrees in Financial Analysis and Applied Economic Sciences at University of Ghent

Martine Reniers, CTO



- CTO since 2001
- Joined Swiss Life Belgium in 1992
- Previously Head of IT Development at Winterthur
- Degree in Commercial Engineering from Solvay Business School

Katty Janssens, CPO



- CPO since 2006
- Previously Chief Business Development for pension fund Amonis
- Worked at Fortis Employee Benefit division from 1990 to 2001
- Actuarial degree from the Catholic University of Leuven

Isabelle Sonneville, CHR



- CHR since 2004 when joined the Company
- Previously a lawyer specialised in labour law for 10 years more recently with Bogaert & Vandemeulebroeke
- Law degree from the Catholic University of Leuven

Appendix

Benefit from a Strong International Network Providing SNS REAAL with Potential for Further Cooperation



Country	Network Partner	Country	Network Partner
Argentina	Galicia Seguros S.A.	China	Ping An Insurance Company
Armenia	Rosgosstrakh	Colombia	Seguros Bolivar
Aruba	ZwitserLeven	Costa Rica	Seguros de Occidente
Australia	Hannover Life Re of Australasia	Curaçao	ZwitserLeven
Austria	Wiener Stadtische	Cyprus	Alpha Pronia
Azerbaijan	Rosgosstrakh	Czech Republic	Kooperativa
Belarus	Rosgosstrakh	Denmark	Danica Pension
Belgium	Swiss Life (Belgium)	Denmark	IHI Health Insurance (IHI)
Bonaire	ZwitserLeven	Denmark	PFA Pension
British Virgin Islands	Fort Dearborn Life	El Salvador	Aseguradora Mundial
Brazil	Itaú Hartford	Finland	Brandén
Canada	Great-West Life	Finland	Veritas Life Insurance
Chile	Cruz del Sur	France	Swiss Life (France)

Country	Network Partner	Country	Network Partner
Georgia	Rosgosstrakh	Panama	Aseguradora Mundial
Germany	Swiss Life (Germany)	Philippines	First Guarantee Life
Greece	Alpha Pronia	Poland	Compensa S.A.
Guatemala	Seguros de Occidente	Portugal	Groupama Seguros
		Russia	Rosgosstrakh
		Saba	ZwitserLeven
Honduras	Seguros de Occidente	Singapore	NTUC Income
	Aseguradora Mundial	Singapore	Swiss Life Network
Hong Kong	Sun Life Hong Kong Limited	Slovakia	Kooperativa
Hungary	UNION Biztosító	South Africa	Momentum Life
India	Kotak Mahindra Old Mutual Life	Spain	VidaCaixa
Indonesia	NTUC Income	St. Eustatius	ZwitserLeven
Ireland	Irish Life	St. Maarten	ZwitserLeven
Italy	Apulia Previdenza	Sweden	Danica Fondförsäkring
Japan	Meiji Yasuda Life	Switzerland	Swiss Life (Head Office)
Kazakhstan	Rosgosstrakh	Switzerland	Helsana
Korea	Korea Life	Taiwan	Kuo Hua Life
Kyrgyzstan	Rosgosstrakh	Tajikistan	Rosgosstrakh
Luxembourg	Swiss Life (Luxembourg)	Thailand	Bangkok Life
Malaysia	Hong Leong Assurance	Turkmenistan	Rosgosstrakh
Mexico	Seguros Inbursa	Ukraine	Rosgosstrakh
Moldova	Rosgosstrakh	United Kingdom	Unum
Monaco	Swiss Life (France)	Uruguay	Galicia Seguros S.A.
Netherlands	ZwitserLeven	US Virgin Islands	Fort Dearborn Life
New Zealand	Hannover Life Re of Australasia	USA	Fort Dearborn Life
Nicaragua	Seguros de Occidente	Uzbekistan	Rosgosstrakh
	Aseguradora Mundial	Venezuela	Seguros Comerciales Bolivar
Norway	Danica Pension	Vietnam	NTUC Income
Norway	Vital Forsikring		

Preliminary Unaudited Combined Accounts

Balance Sheet under SNS REAAL IFRS accounting principles

(€ mn)	SNS REAAL	SNS REAAL incl. SNS PF adj.	Acquis. AXA NL Comb.	Pro Forma SNS REAAL incl. AXA	Zwitserleven (IFRS)	Swiss Life Belgium (IFRS)	Zwitserleven + Swiss Life Belgium	Combined PPA/ Financing/ Consolidation	Acquisition Combined	Combined SNS REAAL
Goodwill and Other Intangible Assets	883	883	818	1,701	134	46	181	193		2,075
Tangible Fixed Assets	320	320	114	434	48	25	74	-	374	508
Investments	10,900	10 900	8,001	18 901	7,519	2 632	10,151	-	74	29 052
Investments for Ins. Contracts on Behalf of Policy Holders	3,955	3 955	3,583	7,538	4,171	433	4,614	-	10,151	12,152
Loans and Advances	60 469	60 469	3,110	63 579	-	-	-	-	4 614	63,579
Other Assets	3 215	3 215	733	3,948	284	403	686	-	-	4,634
Total assets	79,742	79,742	16,359	96,101	12,157	3,549	15,706	193	686	112,000
Equity Attributable to Shareholders	3 200	3 200	340	3,540	1,149	193	1 342	(742)	15,099	4,140
Participation Certificates and Subordinated Debts	1,664	1 664	25	1,689		-	-	-		1 689
Debt Certificates	31,259	31,259	4,514	35,773	1	259	260	935	600	36,968
Technical Provisions Insur. Contracts Own Risk and Account	9,374	9,374	7,302	16,676	6,267	2,526	8,794	-	-	25,470
Techn. Provisions for Contracts on Behalf of Policy Holders	3 909	3,909	3,357	7,266	4 150	416	4,565	-	1,195	11,831
Savings	13 678	13,678	(332)	13,346	-	-	-	-	8 794	13,346
Amounts Due	14,013	14,013	79	14 092	-	-	-	-	4 565	14 092
Other Liabilities	2,645	2 645	1,074	3,719	589	156	745	-	-	4 464
Total Equity and Liabilities	79,742	79,742	16,359	96,101	12,167	3,549	15,706	193	16,099	112,000

Preliminary Unaudited Combined Accounts

Profit & Loss Account under SNS REAAL IFRS accounting principles

(€ mn)	SNS REAAL	SNS REAAL incl. SNS PF adj.	Acquis. AXA NL Comb.	Pro Forma SNS REAAL incl. AXA	Zwitserleven (IFRS)	Swiss Life Belgium (IFRS)	Zwitserleven + Swiss Life Belgium	Combined PPA/ Financing/ Consolidation	Acquisition Combined	Combined SNS REAAL
Net Interest Income Banking Operations	567	732	18	750	-	-	-	-	-	750
Net Commission and Management Fees	120	120	-	120	-	-	-	-	-	120
Other Income	81	82	-	82	-	-	-	-	-	82
Total Income Bank. Operations	768	934	18	952	-	-	-	-	-	952
Net Premium Income	1,958	1,958	1 621	3,579	778	212	991	-	991	4,570
Result on Investments	781	781	825	1,618	522	128	650	-	650	2,268
Other Income	46	46	20	66	0	9	9	-	9	75
Total Income Insurance Operations	2,785	2,785	2 466	5,261	1,300	350	1,650	-	1 650	6,911
Other Income and Eliminations	4	4	-	4	-	-	-	-	-	4
Total Income	3,557	3,733	2,484	6,217	1,300	350	1,650	-	1,650	7,867
Technical Expenses	2 272	2,272	2 031	4,303	934	200	1,134	7	1,141	5,444
Other Expenses	836	918	281	1,197	278	147	425	43	468	1,665
Total Expenses	3,108	3,189	2,312	5,500	1,212	347	1,559	50	1,609	7,109
Operating Profit Before Taxation	459	545	172	717	89	3	91	(50)	41	758
Taxation	88	114	46	160	26	(8)	16	(14)	2	162
Net Profit Attributable to Minority Interests	-	-	-	-	-	-	-	-	-	-
Net Profit Attributable to Shareholders	371	431	126	557	63	12	75	(36)	39	596

Note The combined financials exclude the following elements: synergies, rebalancing investment portfolio, restructuring charges, lower effective tax rate, cost of financing on Foundation Shares and Fiscal Goodwill tax benefit.

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The Market Abuse Act became effective on October 1, 2005. On the basis of Article 47(1) of the Act on the Supervision of the Securities Trade 1995 (Wte 1995), public companies listed on Euronext Amsterdam are required to publicize price-sensitive information through the use of, among others, a press release. On the basis of Article 47(9) of the Wte 1995, the AFM is required to maintain a public register of these press releases.

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Publication date:	**15 nov 07 - 07:27**
Legal name:	**SNS Reaal N.V.**
Title:	**TRADING UPDATE 3e KWARTAAL 2007**
Comments:	Utrecht, 15 november 2007 'SNS REAAL op koers, behoudt gematigd risicoprofiel' Alle vergelijkingen worden gemaakt tussen het derde kwartaal van 2007 en het tweede halfjaar van 2006 (gedeeld door twee), tenzij anders vermeld. Hoofdpunten in het derde kwartaal: • Nettowinst SNS REAAL licht hoger • Nettowinst van de bank hoger, vooral door SNS Property Finance • Winst Levenbedrijf beïnvloed door lager resultaat uit beleggingen • Sterke winstbijdrage van Schadebedrijf • Rentemarge SNS Retail Bank hoger • Voortgaande groei van periodieke premie leven en herstel van inkomsten uit koopsommen bij REAAL Verzekeringen • Efficiency-ratio en bedrijfskosten/premieverhouding verder verbeterd • Acquisitie AXA NL afgerond, met een positieve bijdrage in september • Integratie SNS Regio Bank op koers • Verdere verbetering van de liquiditeit: funding van SNS Bank gewaarborgd tot in de tweede helft van 2008 'SNS REAAL had een bevredigend derde kwartaal. De nettowinst van de groep steeg licht, ondanks een lager resultaat uit beleggingen bij REAAL Verzekeringen. De rentemarge van SNS Bank (exclusief SNS Property Finance en Regio Bank) is gestegen. Bij REAAL Verzekeringen stegen zowel de periodieke premie-inkomsten als de inkomsten uit koopsompolissen en steeg de winst van het Schadebedrijf sterk. Daarnaast blijven we de vruchten plukken van onze focus op kostenbeheersing. De voortgang bij onze recente acquisities ligt op schema. SNS Property Finance leverde een solide winstbijdrage in het derde kwartaal, in lijn met de voorafgaande kwartalen. SNS Regio Bank maakte een bemoedigende start en wij rondden de acquisitie van de Nederlandse activiteiten van AXA af op 5 september. We behielden ons gematigd risicoprofiel. We zijn niet betrokken bij risicovolle ('subprime') kredieten in de VS, en we blijven bijzondere aandacht besteden aan onze fundingpositie. Op dit moment is de funding van de activiteiten van SNS Bank gewaarborgd tot in de tweede helft v

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Related documents

20071115000000001_15112007 Trading Update Q3 2007 ENG.pdf

20071115000000001_15112007 Trading Update Q3 2007 NL.pdf

Date of most recent update: 28 dec 07

AFM

AFM

SNS REAAL

TRADING UPDATE 3rd QUARTER 2007

Utrecht, 15 November 2007

"SNS REAAL on track, moderate risk profile maintained"

All comparisons are made between the third quarter of 2007 and the second half of 2006 (divided by two) unless otherwise mentioned.

Key points for the third quarter:

- SNS REAAL net profit slightly up
- Banking result up, driven by SNS Property Finance
- Life insurance profit impacted by lower investment income
- Non life insurance posts strong profit
- SNS Retail Bank net interest income higher
- Continued growth of regular life premiums at REAAL Insurance, rebound of single life premiums
- Efficiency ratio and operating cost/premium ratio show further improvement
- Closing of acquisition of AXA NL, with a positive contribution in September
- SNS Regio Bank integration on track
- Further improvement in liquidity: funding of SNS Bank secured well into the second half of 2008

"SNS REAAL has had a satisfactory third quarter. Net profit for the group was up slightly, despite lower investment income at REAAL. At SNS Bank, net interest income (excluding SNS Property Finance and Regio Bank) increased. At REAAL, both regular and single life premiums showed an increase and non-life profits improved considerably. Moreover, we continue to reap the benefits from our focus on cost control. Progress with our recent acquisitions is on track. The contribution to the third quarter profit from SNS Property Finance was solid, in line with previous quarters. SNS Regio Bank made an encouraging start and we completed the acquisition of the Dutch operations of AXA on 5 September. We maintained our moderate risk profile, with no exposure to US subprime lending, and we continued to pay special attention to our funding position. By now, the operations of SNS Bank are fully funded well into the second half of 2008. At REAAL, the partial hedging of equities has been kept in place" said Sjoerd van Keulen, chairman of the Executive Board.

SNS Bank:

SNS Retail Bank's (excluding SNS Property Finance and Regio Bank) third quarter net interest income was higher than the level achieved in the second half of 2006 and equalled the good performance of the first half of 2007. Margin pressure in Mortgages was more than compensated by improved margins for other products, most notably Savings. Prepayment penalties were lower. Compared to the end of June 2007, SNS Retail Bank regained market share in Mortgages, although it is still slightly below the target range of 8 to 10%. The success of the recent Savings marketing campaigns, combined with another strong quarter at ASN Bank as well as the consolidation of Regio Bank, produced rapid growth in Savings balances and market share.

Commission income showed an increase in the third quarter, mainly due to higher assets under management, also at SNS Fundcoach, and improving commissions on bank cards.

Other income segments were lower. In contrast to the second half of 2006, no bond gains were realized and the result on derivatives was negative in the third quarter of this year.

Operating expenses at SNS Retail Bank were kept well under control and declined compared to the second half of 2006. Value adjustments remained low, in line with the first half of 2007.

As the good underlying development was offset by the mentioned lower other income items and a higher tax rate, net profit of SNS Retail Bank in the third quarter came in lower, compared to the second half of 2006.

SNS Property Finance, consolidated since December 2006, delivered another good quarter, in line with the first half of 2007. Revenue growth picked up compared to previous quarters. Value adjustments edged up, in the absence of releases of provisions that took place in the first half of 2007. The integration of the existing property finance activities of SNS Retail Bank with those of SNS Property Finance is scheduled to be completed before year-end.

Regio Bank has been included in SNS Bank's result since 1 July 2007. It made a positive but small contribution to the bottom line in the third quarter. The integration with CVB Bank to form the rebranded SNS Regio Bank is well underway and, at this moment, over 550 franchisees have signed a new contract with this banking franchise formula.

For SNS Bank as a whole, the contribution of SNS Property meant that the third quarter net profit was well ahead of the level in the second half of 2006. Compared to the first half of 2007, the third quarter total banking net profit was slightly up.

REAAL Insurance:

On 5 September 2007, SNS REAAL succesfully completed the acquisition of the Dutch operations of AXA. The contribution of AXA NL to the third quarter result of REAAL, before financing costs, was positive. During the SNS REAAL Investor Day to be held on 20 November, SNS REAAL will provide an update of the financial performance of AXA NL in 2007 and present the main elements of the integration plan.

The underlying life insurance operations had another good quarter. Regular premiums were again higher and single premiums rebounded strongly. Market share for total life insurance grew further and costs were broadly stable. Net profit at REAAL Life Insurance, excluding AXA NL, was lower due to a negative result on a stock option portfolio used to hedge part of the equity exposure in the investment portfolios of REAAL and AXA. These derivatives are treated at fair value through the profit & loss account.

Due to the seasonal pattern, third quarter non-life premiums were down. A favourable claims experience resulted in a strong third quarter non-life net profit, well ahead of the level in the second half of 2006 and previous quarters in 2007.

For REAAL as a whole, the lower result at Life Insurance led to a lower third quarter profit, compared to both the second half of 2006 and the first half of 2007.

Group Activities:

The Group Activities comprise the business units managed directly at holding company level, their income and expenses not being allocated to SNS Bank or REAAL Verzekeringen. The net result of Group Activities was down compared to the second half of 2006, partly due to financing costs for AXA NL. Compared to the first half of 2007, excluding one-off gains and losses, the third quarter net result of Group Activities improved.

About SNS REAAL
SNS REAAL is an innovative service provider in the banking and insurance sector with a prime focus on the Dutch retail market and on small and medium-sized businesses. Its activities cover three main product groups: mortgages and property finance, savings and investments and insurance. Based on its historical background, SNS REAAL has always felt close to Dutch society. With a balance sheet total of 83 billion Euros (per end of June 2007) SNS REAAL is one of the major financial bank-assurance companies in the Netherlands. The company has a staff of approximately 7.000 and is headquartered in Utrecht, The Netherlands.

(At 10.00 AM an audio web cast starts on www.snsreaal.com)

SNS REAAL Corporate Communications
Annemiek Louwers
annemiek.louwers@snsreaal.nl
Tel: +31 (0) 30 291 48 77

SNS REAAL Investor Relations:
Jacob Bosscha
jacob.bosscha@snsreaal.nl
Tel: +31 (0) 30 291 42 46

Victor Zijlema
victor.zijlema@snsreaal.nl
Tel: +31 (0) 30 291 42 47

Disclaimer

Reservation concerning forward looking statements
This trading update contains forward looking statements concerning future events. Those forward looking statements are based on the current information and assumptions of the SNS REAAL management concerning known and unknown risks and uncertainties.
Forward looking statements do not relate to definite facts and are subject to risks and uncertainty. The actual results may differ considerably as a result of risks and uncertainties relating to SNS REAAL's expectations regarding such matters as the assessment of market risk or possible acquisitions, or business expansion and premium growth and investment income or cash flow predictions or, more generally, the economic climate and changes in the law and taxation.
SNS REAAL cautions that expectations are only valid on the specific dates, and accepts no responsibility for the revision or updating of any information following changes in policy, developments, expectations or the like.

This trading update has not been audited.

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Per 1 oktober 2005 is de Wet marktmisbruik in werking getreden. Op grond van artikel 47 lid 1 Wet toezicht effectenverkeer 1995 (Wte 1995) zijn effecten uitgevende instellingen met een beursnotering op Euronext Amsterdam verplicht koersgevoelige informatie openbaar te maken door middel van (o.a.) een persbericht. Op grond van artikel 47 lid 9 Wte 1995 heeft de AFM de verplichting een openbaar register aan te houden voor deze persberichten.

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Publicatie datum:	**15 nov 07 - 07:27**
Statutaire naam:	**SNS Reaal N.V.**
Titel:	**TRADING UPDATE 3e KWARTAAL 2007**
Bericht:	Utrecht, 15 november 2007 'SNS REAAL op koers, behoudt gematigd risicoprofiel' Alle vergelijkingen worden gemaakt tussen het derde kwartaal van 2007 en het tweede halfjaar van 2006 (gedeeld door twee), tenzij anders vermeld. Hoofdpunten in het derde kwartaal: • Nettowinst SNS REAAL licht hoger • Nettowinst van de bank hoger, vooral door SNS Property Finance • Winst Levenbedrijf beïnvloed door lager resultaat uit beleggingen • Sterke winstbijdrage van Schadebedrijf • Rentemarge SNS Retail Bank hoger • Voortgaande groei van periodieke premie leven en herstel van inkomsten uit koopsommen bij REAAL Verzekeringen • Efficiency-ratio en bedrijfskosten/premieverhouding verder verbeterd • Acquisitie AXA NL afgerond, met een positieve bijdrage in september • Integratie SNS Regio Bank op koers • Verdere verbetering van de liquiditeit: funding van SNS Bank gewaarborgd tot in de tweede helft van 2008 'SNS REAAL had een bevredigend derde kwartaal. De nettowinst van de groep steeg licht, ondanks een lager resultaat uit beleggingen bij REAAL Verzekeringen. De rentemarge van SNS Bank (exclusief SNS Property Finance en Regio Bank) is gestegen. Bij REAAL Verzekeringen stegen zowel de periodieke premie-inkomsten als de inkomsten uit koopsompolissen en steeg de winst van het Schadebedrijf sterk. Daarnaast blijven we de vruchten plukken van onze focus op kostenbeheersing. De voortgang bij onze recente acquisities ligt op schema. SNS Property Finance leverde een solide winstbijdrage in het derde kwartaal, in lijn met de voorafgaande kwartalen. SNS Regio Bank maakte een bemoedigende start en wij rondden de acquisitie van de Nederlandse activiteiten van AXA af op 5 september. We behielden ons gematigd risicoprofiel. We zijn niet betrokken bij risicovolle ('subprime') kredieten in de VS, en we blijven bijzondere aandacht besteden aan onze fundingpositie. Op dit moment is de funding van de activiteiten van SNS Bank gewaarborgd tot in de tweede helft v

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Gerelateerde documenten
20071115000000001_15112007 Trading Update Q3 2007 ENG.pdf
20071115000000001_15112007 Trading Update Q3 2007 NL.pdf

Datum laatste update: 24 dec 07

AFM

AFM

SNS REAAL

TRADING UPDATE 3e KWARTAAL 2007

Utrecht, 15 november 2007

'SNS REAAL op koers, behoudt gematigd risicoprofiel'

Alle vergelijkingen worden gemaakt tussen het derde kwartaal van 2007 en het tweede halfjaar van 2006 (gedeeld door twee), tenzij anders vermeld.

Hoofdpunten in het derde kwartaal:

- Nettowinst SNS REAAL licht hoger
- Nettowinst van de bank hoger, vooral door SNS Property Finance
- Winst Levenbedrijf beïnvloed door lager resultaat uit beleggingen
- Sterke winstbijdrage van Schadebedrijf
- Rentemarge SNS Retail Bank hoger
- Voortgaande groei van periodieke premie leven en herstel van inkomsten uit koopsommen bij REAAL Verzekeringen
- Efficiency-ratio en bedrijfskosten/premieverhouding verder verbeterd
- Acquisitie AXA NL afgerond, met een positieve bijdrage in september
- Integratie SNS Regio Bank op koers
- Verdere verbetering van de liquiditeit: funding van SNS Bank gewaarborgd tot in de tweede helft van 2008

'SNS REAAL had een bevredigend derde kwartaal. De nettowinst van de groep steeg licht, ondanks een lager resultaat uit beleggingen bij REAAL Verzekeringen. De rentemarge van SNS Bank (exclusief SNS Property Finance en Regio Bank) is gestegen. Bij REAAL Verzekeringen stegen zowel de periodieke premie-inkomsten als de inkomsten uit koopsompolissen en steeg de winst van het Schadebedrijf sterk. Daarnaast blijven we de vruchten plukken van onze focus op kostenbeheersing. De voortgang bij onze recente acquisities ligt op schema. SNS Property Finance leverde een solide winstbijdrage in het derde kwartaal, in lijn met de voorafgaande kwartalen. SNS Regio Bank maakte een bemoedigende start en wij rondden de acquisitie van de Nederlandse activiteiten van AXA af op 5 september. We behielden ons gematigd risicoprofiel. We zijn niet betrokken bij risicovolle ('subprime') kredieten in de VS, en we blijven bijzondere aandacht besteden aan onze fundingpositie. Op dit moment is de funding van de activiteiten van SNS Bank gewaarborgd tot in de tweede helft van 2008. Bij REAAL Verzekeringen werd het gedeeltelijk afdekken van de risico's van aandelenbeleggingen gecontinueerd,' aldus Sjoerd van Keulen, voorzitter van de Raad van Bestuur.

SNS Bank:

De netto rentemarge van SNS Retail Bank (exclusief SNS Property Finance en Regio Bank) bereikte in het derde kwartaal een hoger niveau dan in de tweede helft van 2006 en dit betekende een evenaring van de goede prestaties in de eerste helft van 2007. De margedruk in Hypotheken werd meer dan gecompenseerd door betere marges van andere producten, in het bijzonder Sparen. De inkomsten uit boeterentes waren lager. Ten opzichte van eind juni 2007 won SNS Retail Bank marktaandeel in Hypotheken, hoewel het marktaandeel nog iets onder de doelstelling van 8 à 10% uitkwam. Recente succesvolle marketingcampagnes voor Sparen zorgden, samen met opnieuw een sterk kwartaal van ASN Bank en de consolidatie van Regio Bank, voor snelle groei van de spaartegoeden en van het marktaandeel.

De inkomsten uit provisies en beheervergoedingen stegen in het derde kwartaal, voornamelijk door groei van het beheerd vermogen, ook bij SNS Fundcoach, en door hogere provisies op bankpassen.

De overige inkomsten waren lager. In tegenstelling tot de tweede helft van 2006 werden in het derde kwartaal geen winsten op obligaties gerealiseerd en het resultaat op derivaten was negatief.

De operationele kosten van SNS Retail Bank bleven goed onder controle en namen af ten opzichte van de tweede helft van 2006. Het totaal aan waardeverminderingen bleef laag, in lijn met het eerste halfjaar van 2007.

Aangezien de goede onderliggende ontwikkelingen werden gecompenseerd door de genoemde lagere overige inkomsten en door een hoger belastingtarief, kwam de nettowinst van SNS Retail Bank in het derde kwartaal lager uit dan in de tweede helft van 2006.

SNS Property Finance, geconsolideerd met ingang van december 2006, presteerde goed in het derde kwartaal, in lijn met de eerste helft van 2007. De groei van de inkomsten trok aan ten opzichte van de voorafgaande kwartalen. De waardeverminderingen stegen licht, aangezien geen vrijval van voorzieningen plaatsvond zoals in de eerste helft van 2007. De integratie van de bestaande vastgoedactiviteiten van SNS Retail Bank in die van SNS Property Finance wordt, naar verwachting, afgerond voor het einde van het jaar.

De resultaten van Regio Bank zijn opgenomen in die van SNS Bank met ingang van 1 juli 2007. De activiteiten droegen in het derde kwartaal positief, zij het nog in geringe mate, bij aan de nettowinst. De integratie met CVB Bank in de nieuwe formule SNS Regio Bank, verloopt voorspoedig. Op dit moment hebben meer dan 550 franchisenemers een nieuw contract getekend voor samenwerking op basis van deze bankfranchiseformule.

Voor SNS Bank in zijn totaliteit betekende de bijdrage van SNS Property Finance dat de nettowinst in het derde kwartaal op een flink hoger niveau uitkwam dan die in het tweede halfjaar van 2006. Ten opzichte van het eerste halfjaar van 2007 kwam de totale nettowinst van SNS Bank iets hoger uit.

REAAL Verzekeringen:

Op 5 september 2007 rondde SNS REAAL de acquisitie van de Nederlandse activiteiten van AXA ('AXA NL') af. De bijdrage van AXA NL aan het derdekwartaalresultaat van REAAL Verzekeringen, voor financieringskosten, was positief. Op de SNS REAAL Investor Day, die wordt gehouden op 20 november, zal SNS REAAL een update geven van de financiële ontwikkelingen bij AXA NL in 2007 en zullen de hoofdpunten van het integratieplan worden gepresenteerd.

De levensverzekeringsactiviteiten beleefden onderliggend opnieuw een goed kwartaal. Periodieke premies waren wederom hoger en inkomsten uit koopsompolissen vertoonden een sterk herstel. Het marktaandeel voor de totale levensverzekeringsactiviteiten groeide opnieuw en de kosten bleven vrijwel gelijk. De nettowinst van het Levenbedrijf, exclusief AXA NL, was lager door een negatief resultaat op de optieportefeuille die gebruikt werd voor het gedeeltelijk afdekken van de aandelen-exposure in de beleggingsportefeuille van REAAL Verzekeringen en AXA. Veranderingen in marktwaarde van deze derivaten worden geboekt via de winst- en verliesrekening.

De premie-inkomsten in het Schadebedrijf waren lager als gevolg van seizoensinvloeden. Een gunstige ontwikkeling in de waarde van de claims resulteerde in het derde kwartaal in een sterk nettoresultaat van het Schadebedrijf, dat aanmerkelijk hoger uitkwam dan in het tweede halfjaar van 2006 en de voorafgaande kwartalen in 2007.

Voor REAAL Verzekeringen in zijn geheel leidde het lagere resultaat van het Levenbedrijf tot een lagere derdekwartaalwinst ten opzichte van het tweede halfjaar van 2006 en het eerste halfjaar van 2007.

Groepsactiviteiten:

De Groepsactiviteiten omvatten de bedrijfsonderdelen die direct vanuit de holding aangestuurd worden en waarvan de baten en kosten niet worden toegerekend aan SNS Bank of REAAL Verzekeringen. Ten opzichte van het tweede halfjaar 2006 was het nettoresultaat van de Groepsactiviteiten lager, deels door de financieringskosten voor AXA NL. Ten opzichte van het eerste halfjaar van 2007, exclusief eenmalige winsten en verliezen, verbeterde het nettoresultaat van de Groepsactiviteiten.

Over SNS REAAL
SNS REAAL is een innovatieve dienstverlener op het gebied van bankieren en verzekeren die zich vooral richt op de Nederlandse retailmarkt en het midden- en kleinbedrijf. Het aanbod bestaat uit drie kernproductgroepen: hypotheken en vastgoedfinanciering, vermogensopbouw (sparen en beleggen) en verzekeren. Vanuit een lange traditie voelt SNS REAAL zich verbonden met de Nederlandse samenleving.

Met een balanstotaal van € 83 miljard (per eind juni 2007) is SNS REAAL een van de grote bankverzekeraars van Nederland. Het bedrijf heeft circa 7.000 medewerkers. Het hoofdkantoor is gevestigd in Utrecht.

(Een audiowebcast is vanaf 10.00 uur te volgen op www.snsreaal.nl)

SNS REAAL Corporate Communications
Annemiek Louwers
annemiek.louwers@snsreaal.nl
Tel: +31 (0) 30 291 48 77

SNS REAAL Investor Relations:
Jacob Bosscha
jacob.bosscha@snsreaal.nl
Tel: +31 (0) 30 291 42 46

Victor Zijlema
victor.zijlema@snsreaal.nl
Tel: +31 (0) 30 291 42 47

Op de cijfers van deze trading update heeft geen externe audit plaatsgevonden.

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price-sensitive press releases details



The Market Abuse Act became effective on October 1, 2005. On the basis of Article 47(1) of the Act on the Supervision of the Securities Trade 1995 (Wte 1995), public companies listed on Euronext Amsterdam are required to publicize price-sensitive information through the use of, among others, a press release. On the basis of Article 47(9) of the Wte 1995, the AFM is required to maintain a public register of these press releases.

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Publication date:	**08 okt 07 - 08:23**
Legal name:	**SNS Reaal N.V.**
Title:	**Rob Langezaal naar SNS Bank N.V.**
Comments:	

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200710080000000005_08102007 Benoeming Rob Langezaal ENG.pdf
200710080000000005_08102007 Benoeming Rob Langezaal NL.pdf

Date of most recent update: 28 dec 07

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SNS REAAL

Rob Langezaal joins SNS Bank N.V.

R.G J. (Rob) Langezaal (49) has been appointed to the Board of Directors of SNS Bank N.V. as per 1 November 2007. He will be specifically responsible for Marketing and Sales.
In his career, Langezaal has held several managerial positions at KPN. His most recent position was managing director of KPN Retail B.V.
Langezaal's appointment is subject to approval of the supervisory authorities.

About SNS Bank
SNS Bank is an innovative, transparent and accessible retail bank. It offers individual and corporate customers a comprehensive range of products, covering mortgages, savings, investment, payments, loans and insurance. SNS Bank aims to build a leading position in the areas of mortgages and capital growth. With a net profit of more than EUR 214 million and a balance sheet total in excess of EUR 64 billion in 2006, SNS Bank ranks among the top-5 banks in the Netherlands. SNS Bank is part of SNS REAAL, a listed company.

The Netherlands, Utrecht, 8 October 2007

For more information, please contact:

SNS REAAL Corporate Communications
concerncommunicatie@snsreaal.nl
Tel: +31 (0)30 - 291.4871

SNS REAAL Investor Relations
investorrelations@snsreaal.nl
Tel: +31 (0)30- 291.4246

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price-sensitive press releases details



The Market Abuse Act became effective on October 1, 2005. On the basis of Article 47(1) of the Act on the Supervision of the Securities Trade 1995 (Wte 1995), public companies listed on Euronext Amsterdam are required to publicize price-sensitive information through the use of, among others, a press release. On the basis of Article 47(9) of the Wte 1995, the AFM is required to maintain a public register of these press releases.

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Publication date:	**02 okt 07 - 11:39**
Legal name:	**SNS Reaal N.V.**
Title:	**SNS Securities rondt overname FBS Bankiers af.**
Comments:	

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20071002000000017_01102007 Persbericht closing FBS EN.pdf
20071002000000017_01102007 Persbericht Closing FBS NL.pdf

Date of most recent update: 28 dec 07

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SNS REAAL

SNS Securities closes acquisition of FBS Bankiers

Utrecht, 1 October 2007. - SNS Securities today closed the acquisition of FBS Bankiers from VVAA Group in Utrecht. The required approval of the regulatory authorities and the works council has been obtained.
The transaction will have no material impact on SNS REAAL's solvency or net earnings per share.

Amsterdam-based securities firm FBS Bankiers provides investment services to both private and institutional investors. Its core services are securities advice and asset management.

SNS Securities, a subsidiary of SNS Bank, is part of SNS REAAL, a banking and insurance service provider. SNS Securities provides investment services related to research, liquidity providing and corporate finance, in addition to providing consultancy and management services to both private and institutional investors.

For more information, please contact:
SNS REAAL Corporate Communications
concerncommunicatie@snsreaal.nl
Tel: 030 - 291.4871

SNS REAAL Investor Relations
investorrelations@snsreaal.nl
Tel: 030- 291.4246

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The Market Abuse Act became effective on October 1, 2005. On the basis of Article 47(1) of the Act on the Supervision of the Securities Trade 1995 (Wte 1995), public companies listed on Euronext Amsterdam are required to publicize price-sensitive information through the use of, among others, a press release. On the basis of Article 47(9) of the Wte 1995, the AFM is required to maintain a public register of these press releases.

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Publication date:	**11 sep 07 - 08:26**
Legal name:	**SNS Reaal N.V.**
Title:	**Interimdividend 2007 SNS REAAL N.V.**
Comments:	Utrecht, 11 september 2007 - Op 16 augustus 2007 heeft SNS REAAL N.V. bekend gemaakt dat er een interimdividend over de eerste helft van het boekjaar 2007 van € 0.36 per aandeel SNS REAAL wordt uitgekeerd, welk dividend, naar keuze van de aandeelhouder, volledig in contanten betaalbaar wordt gesteld ten laste van de nog niet aan de winstreserve toegevoegde winst over 2007 dan wel volledig in aandelen SNS REAAL ten laste van de agioreserve wordt uitgekeerd. SNS REAAL N.V. maakt bekend dat het aantal dividendgerechtigde aandelen dat recht geeft op één nieuw aandeel is vastgesteld op 44. Gebaseerd op de naar het handelsvolume gewogen gemiddelde van de beurskoersen van 5 september 2007, 6 september 2007 en 7 september 2007, zijnde € 15,6645, vertegenwoordigt 1/44e deel een waarde van € 0,3560, hetgeen nagenoeg gelijk is aan het dividend in contanten van € 0,36. Betaling van het dividend en levering van de aandelen, onder verrekening van een eventuele resterende fractie in contanten, uit hoofde van verwisseling van dividendrechten zal vanaf 13 september 2007 geschieden bij ABN AMRO Bank N.V. te Breda. Voor nadere informatie: SNS REAAL Corporate Communications concerncommunicatie@snsreaal.nl Tel.: 030 291 4877 SNS REAAL Investor Relations investorrelations@snsreaal.nl Tel.: 030 291 4247

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20070911000000007_11092007 Dividend ENG.pdf
20070911000000007_11092007 Dividend NL.pdf

Date of most recent update: 28 dec 07

AFM

AFM

SNS REAAL

Press release

Interim dividend 2007 SNS REAAL N.V.

Utrecht, 11 September 2007 - On 16 August 2007 SNS REAAL N.V. announced to pay an interim dividend over the first half of the financial year 2007 of € 0.36 per SNS REAAL share, which dividend is, at the option of the shareholder, payable fully in cash charged to the 2007 profit that has not yet been added to the profit reserve or fully in SNS REAAL shares charged to the share premium reserve.

SNS REAAL N.V. announces that the number of shares with dividend rights entitling shareholders to receive one new share has been fixed at 44. Based on the volume weighted average price of all SNS REAAL shares traded on Eurolist by Euronext Amsterdam on 5 September 2007, 6 September 2007 and 7 September 2007, of € 15.6645, 1/44th represents a value of € 0.3560, which is virtually equal to the value of the cash dividend of € 0.36.

Payment of the dividend as well as delivery of the shares, with settlement of any remaining fraction in cash, as a result of the exchange of dividend rights, will be effected as from 13 September 2007 at ABN AMRO Bank N.V. at Breda, The Netherlands.

For more information:
SNS REAAL Corporate Communications
concerncommunicatie@snsreaal.nl
Tel.: + 31 30 291 4877

SNS REAAL Investor Relations
investorrelations@snsreaal.nl
Tel.: + 31 30 291 4247

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ation date: **06 sep 07 - 08:27**

name: **SNS Reaal N.V.**

Title: **SNS REAAL closes acquisition of the Dutch insurance operations of AXA**

Comments: SNS REAAL has closed the acquisition of AXA Nederland B.V. ('AXA NL'), Winterthur Verzekeringen Holding B.V.('Winterthur NL') and DBV Holding N.V. ('DBV NL'), together referred to as 'AXA NL Combined', after obtaining all relevant regulatory approvals and advice from the works councils. The acquisition of AXA NL Combined was previously announced on 4 June 2007, with the expectation that the closing would occur before year end 2007.

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20070906000000011_Press release closing AXA FINAL ENG.pdf

Date of most recent update: 28 dec 07

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AFM

SNS REAAL

SNS REAAL closes acquisition of the Dutch insurance operations of AXA

Utrecht, 6 September 2007 - SNS REAAL has closed the acquisition of AXA Nederland B.V. ('AXA NL'), Winterthur Verzekeringen Holding B.V.('Winterthur NL') and DBV Holding N.V. ('DBV NL'), together referred to as 'AXA NL Combined', after obtaining all relevant regulatory approvals and advice from the works councils. The acquisition of AXA NL Combined was previously announced on 4 June 2007, with the expectation that the closing would occur before year end 2007.

AXA NL Combined was acquired for a cash consideration of € 1,797 million, which consists of the acquisition price of € 1,750 million plus € 47 million of accrued interest (4% per annum as from 1 January 2007, the effective date of the acquisition, up to and including the date of the acquisition, 5 September 2007). AXA Nederland B.V., Winterthur Verzekeringen Holding B.V. and DBV Holding N.V. will become 100% subsidiaries of REAAL Verzekeringen and will be financially consolidated as of 6 September 2007. The pre-closing year-to-date net profit of AXA NL Combined has accrued to SNS REAAL's shareholders' equity.

Excellent strategic fit and financially attractive

The acquisition of AXA NL Combined fully fits SNS REAAL's acquisition strategy and provides an excellent strategic fit as it will significantly strengthen REAAL Verzekeringen by:

- Nearly doubling its market share[1] in the overall Dutch insurance market: with the acquisition, SNS REAAL becomes a leading player in the total Dutch insurance market with a market share of 9.2% (versus 5.2% on a stand alone basis). SNS REAAL's market share in the life insurance market increases from 6.0% to 10.8%. Its market share in the non-life insurance market increases from 3.6% to 6.0% (excluding health insurance). The combined group is particularly strong in the individual life market segment where SNS REAAL will become the third largest player with an increased market share of 14.1% on a portfolio basis and more than 20% based on new production.
- Significantly improving its distribution power, including in key growth areas: AXA NL Combined provides good access to underwriting agents and to the high end segment of the Dutch intermediary market, and strengthens REAAL Verzekeringen's distribution capabilities in growth markets such as disability insurance, pensions and the SME sector.
- Providing substantial scope to increase operational efficiency / economies of scale: SNS REAAL and AXA NL Combined have complementary strengths. Sharing of best practices will increase the overall operational efficiency. The acquisition will allow SNS REAAL to make effective use of its scalable ICT systems. The integration and related cost synergies, as discussed below, are also expected to significantly contribute to the overall operational efficiency.

The acquisition will further diversify SNS REAAL's business mix and will increase the relative size of its insurance operations. Furthermore, the acquisition is expected to deliver substantial cost synergies. It enabled the effective use of the excess capital within SNS REAAL. The acquisition is expected to be EPS accretive as of 2008, generate a return on investment above cost of capital and contribute to SNS REAAL's ROE. SNS REAAL's current financial targets for 2007-2009 will remain in place.

[1] All market shares refer to 2005 and are based on gross written premiums (GWP) (on a portfolio basis). Source: AM Jaarboek 2006. Excluding health insurance.

Financing secured maintaining moderate risk profile

The entire funding for the acquisition of AXA NL Combined was completed on favourable conditions. SNS REAAL issued new shares for a total amount of € 350 million in June 2007 to partly finance the acquisition. Furthermore, it also raised € 350 million in hybrid capital in July 2007. The remaining financing, in the form of senior debt, was secured in the period June-August 2007. Given the market circumstances interest expenses will be fractionally higher than originally anticipated.

To be protected from a potential deterioration of the equity capital markets, the risk of a negative value development in the equity portfolio of AXA NL Combined was hedged with a bandwidth of 10% in July 2007.

Integration and expected synergies

As announced on 4 June 2007, SNS REAAL expects to realise substantial pre-tax cost synergies of € 50 million per annum as of 2011 on a fully phased basis, representing approximately 40% of AXA NL Combined's operational cost base. SNS REAAL estimates total pre-tax restructuring costs of € 60 million which will be front-end loaded with the majority of costs to be taken in the first 3 years and mainly consisting of ICT, facilities and HR related costs.

As announced on 4 June 2007, AXA NL and Winterthur NL will be integrated into REAAL Verzekeringen. DBV NL will continue to use its own brand, products and operations. SNS REAAL expects most cost synergies to be realised by the integration of operations and systems, the use of SNS REAAL's shared service centers concept, one single head-office and by the related reduction of FTEs.

The management teams of SNS REAAL and AXA NL Combined are jointly finalising the contemplated integration plan. Significant progress has been achieved already. The works councils' approvals related to the integration plan are expected before year end 2007, enabling the implementation as planned.

SNS REAAL 2007 Investor Day

On Tuesday, 20 November, SNS REAAL will host a seminar for investors, analysts and shareholders. The Investor Day will aim to provide more insight into the different operations of SNS REAAL, its strategy and risk profile. During the Investor Day, SNS REAAL will provide an update of the financial performance of AXA NL Combined in 2007 and present the main elements of the integration plan.

Lehman Brothers has acted as Sole Financial Advisor to SNS REAAL on the acquisition.

Profile of the acquired companies

AXA Nederland B.V.
AXA NL is a medium sized insurer in the Netherlands with € 808 million of GWP in 2006, of which 64% was generated by Life and 36% by Non-Life insurance products. Its net profit for 2006 was € 126 million. AXA NL focuses on retail and SME clients and is a significant player in disability products. In addition, AXA NL holds a leading position with underwriting agents. In 2006 AXA NL employed 574 FTEs. Its total stated Embedded Value ('EV') was € 1,078 million at year end 2006, consisting of € 924 million life EV and € 154 million non-life and other net asset value. The reintegration of its previously outsourced back-office systems limited new business value for 2006 to € 1 million.

Winterthur Verzekeringen Holding B.V.
Winterthur NL generated € 260 million of GWP, of which 64% was generated by its Life and 36% by its Non-Life insurance products. Winterthur NL's reported net profit for 2006 based on Dutch GAAP was € 57 million. Based on SNS REAAL IFRS standards this would be € 42 million. Winterthur NL focuses on retail and SME clients and has a loyal customer base. It employed 195 FTEs in 2006. Its total stated EV was € 319 million at year end 2006, consisting of € 257 million life EV and € 62 million non-life and other net asset value. In 2006 Winterthur NL generated € 9 million of new business value.

DBV Holding N.V.
DBV NL has a distinct business model and sells packaged mortgages with life insurance policies. DBV NL's GWP of € 585 million in 2006 was almost exclusively generated by its Life insurance products, of which 72% were single premiums. DBV NL's net profit was € 14 million for 2006. DBV NL originated € 2.1 billion in mortgages in 2006 of which a large part was funded on its balance sheet and a smaller part funded by third parties including securitisations. It employed 210 FTEs at year end 2006. Its total stated EV was € 151 million at year end 2006, consisting of € 175 million life EV, negative € 24 million non-life and other net asset value and it generated € 1 million of new business value over 2006.

AXA NL Combined
The three separate businesses of AXA NL, Winterthur NL and DBV NL combined generated € 1,653 million of GWP, of which 77% Life and 23% Non-Life, and € 182 million of net profit on a SNS REAAL IFRS basis. Adjusting this net profit for non-recurring items would result in a normalised pro forma net profit of AXA NL Combined of € 143 million over 2006.

SNS REAAL

With a balance sheet total of € 83 billion at the end of June 2007, SNS REAAL is one of the larger bancassurance companies in the Netherlands. SNS REAAL has a long history of close commitment to Dutch society. The organisation and the way in which its 5,604 (FTEs) employees as at the end of June 2007 operate (year end 2006 5,776 FTEs) are characterised by social involvement and a keen eye for new developments.

As a bank and insurer, SNS REAAL holds a distinct position in its market by quickly and effectively translating client needs into accessible and transparent products. In-depth knowledge of products and efficiently designed processes lead to effective standardisations and combination options within product and client groups. SNS REAAL is a strong and flexible organisation that, through its core brands and REAAL Verzekeringen and specialised sales labels, enjoys strong positions in the Dutch market.

SNS Bank sells its housing and commercial mortgages, savings, investment and insurance products through its own branch offices, independent intermediaries, the internet and by telemarketing. The investment products range from do-it-yourself to advisory products and asset management. With SNS Property Finance, SNS REAAL is one of the major financiers of property investments and projects in the Netherlands. SNS Property Finance is also active internationally.

REAAL Verzekeringen works almost exclusively through independent intermediaries to sell life insurance, including unit-linked policies and pensions, and non-life insurance, for example for home cover, mobility and disability insurance. Only its subsidiary Proteq sells non-life insurance to the consumer directly via the internet.

SNS Asset Management manages the investment funds of SNS Bank and ASN Bank, the investments of REAAL Verzekeringen and SNS REAAL Pension Fund as well as assets for institutional investors. SNS Asset Management also performs specialised investment research in the field of corporate social responsibility.

The SNS REAAL share is listed on Euronext Amsterdam. Since 2 March 2007, the SNS REAAL share has been included in the Amsterdam Mid Cap Index. The market capitalisation amounted to € 4.0 billion as of 31 August 2007.

More information:
SNS REAAL Corporate Communications
concerncommunicatie@snsreaal.nl
Tom Gordijn
Tel: +31 (0) 30 291 4847

SNS REAAL Investor Relations
investorrelations@snsreaal.nl
Jacob Bosscha
Tel: +31 (0) 30 291 4246
jacob.bosscha@snsreaal.nl

Victor Zijlema
Tel: +31 (0) 30 291 4247
victor.zijlema@snsreaal.nl

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The Market Abuse Act became effective on October 1, 2005. On the basis of Article 47(1) of the Act on the Supervision of the Securities Trade 1995 (Wte 1995), public companies listed on Euronext Amsterdam are required to publicize price-sensitive information through the use of, among others, a press release. On the basis of Article 47(9) of the Wte 1995, the AFM is required to maintain a public register of these press releases.

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Publication date:	**31 aug 07 - 08:58**
Legal name:	**SNS Reaal N.V.**
Title:	**SNS Securities en VVAA bereiken definitieve overeenstemming over overname FBS Bankiers**
Comments:	

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20070831000000013_Persbericht SNS Securities en VVAA bereiken definitieve overeenstemming.pdf
20070831000000013_Press release SNS Securities and VVAA reach final agreement on acquisition of FBS Bankiers.pdf

Date of most recent update: 28 dec 07

AFM

AFM

SNS REAAL

SNS Securities and VVAA reach final agreement on acquisition of FBS Bankiers

Amsterdam, 30 August 2007 - SNS Securities and VVAA Groep have reached final agreement on the acquisition of FBS Bankiers, a specialised bank that provides services to both private and institutional clients. The core activities of Amsterdam-based FBS Bankiers are securities advice and asset management.

A total of 30 employees will join SNS Securities. With the acquisition of FBS Bankiers, SNS Securities will strengthen its position in the Dutch market.

The parties expect to complete the acquisition within the next two months.

"Both the clients of FBS Bankiers as well as the personnel will benefit from the professional organization and the high-quality research of SNS Securities", according to Evert Greup, CEO of VVAA Groep.

"For SNS Securities, the acquisition of FBS Bankiers is an excellent addition to the existing activities and we expect that the acquisition will contribute to the result of SNS Securities", stated Willem Meijer, CEO of SNS Securities.

FBS Bankiers is a subsidiary of VVAA Groep, a Utrecht-based financial service provider for healthcare professionals.

SNS Securities, a subsidiary of SNS Bank, is part of SNS REAAL, a banking and insurance service provider. SNS Securities provides investment services related to research, liquidity provision and corporate finance, in addition to providing consultancy and management services to both private and institutional investors.

For more information, please contact:
SNS REAAL Corporate Communications
concerncommunicatie@snsreaal.nl
Tel: + 31 30 – 291 4877

SNS REAAL Investor Relations
investorrelations@snsreaal.nl
Tel: +31 30 291 4246

close window

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The Market Abuse Act became effective on October 1, 2005. On the basis of Article 47(1) of the Act on the Supervision of the Securities Trade 1995 (Wte 1995), public companies listed on Euronext Amsterdam are required to publicize price-sensitive information through the use of, among others, a press release. On the basis of Article 47(9) of the Wte 1995, the AFM is required to maintain a public register of these press releases.

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Publication date:	**16 aug 07 - 09:23**
Legal name:	**SNS Reaal N.V.**
Title:	**SNS Reaal Halfjaar 2007**
Comments:	

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20070816000000007_16082007 Persbericht SNS REAAL Halfjaar 2007 EN.pdf
20070816000000007_16082007 Persbericht SNS REAAL Halfjaar 2007 NL.pdf

Date of most recent update: 28 dec 07

AFM

AFM

SNS REAAL

Press Release

PERSBERICHT

Utrecht, 16 August 2007

SNS REAAL's first-half profits up 26.3% to € 235 million

Highlights

- Earnings per share up 14.9% to € 1.00.
- Return on shareholders' equity rises to 14.6% (2006: 12.7%).
- Interim dividend € 0.36 per share (+ 12.5%).
- Strict cost management contributes towards achieving efficiency targets.
- Net interest income retail banking SNS Bank up 6.3%.
- Net profit contribution by SNS Property Finance € 44 million.
- Regular life premiums up 5.7% by organic growth.
- Kyrill storm impacts net profit non-life insurance operations Verzekeringen (-€ 13 million).
- Acquisition AXA Nederland a milestone in growth strategy REAAL Verzekeringen.
- Regio Bank takeover completed on 1 July, strengthening the distribution network.
- No exposure in the American subprime mortgage market, which is in line with low risk profile.

Contents

Contact details
Group Communication
T +31 (0) 30 291 48 77
E concerncommunicatie@snsreaal.nl

Investor Relations
T +31 (0) 30 291 42 47
E investorrelations@snsreaal.nl

Sjoerd van Keulen,
Chairman of the Executive Board:

'Net profit in the first half of 2007 rose to € 235 million, showing a robust growth of 26.3%. This includes the result of SNS Property Finance. We are very happy with the underlying development of the net result in the first half. Earnings per share rose by 14.9% to € 1.00. The return on shareholders' equity amounted to 14.6%. The Supervisory Board has resolved, upon the proposal by the Executive Board, to distribute an interim dividend of € 0.36 per share in the form of cash or shares.

In the first half of 2007, the savings portfolio of SNS Bank grew from € 13.7 billion to € 15.0 billion (+ 9.3%); market share continued to increase, to 6.5%, and the margins improved. Both SNS Bank and ASN Bank products contributed to this

development. SNS Bank's investment products also did well. The market value of SNS Fundcoach's assets under management increased to € 732 million (+ 24.3%), in particular due to new inflows. The total assets under management increased with 12.5% to € 18.4 billion. The conditions in the mortgage market remained competitive. The mortgage portfolio remained stable on € 42.1 billion. In the quest for a healthy balance between margin and volume, the market share fell from 8.0% at year-end 2006 to 6.7% at the end of June 2007. The new inflow of SME mortgages amounted to € 0.3 billion. At the end of June 2007 the SME portfolio amounted to € 2.9 billion. The SNS Property Finance's credit portfolio increased with 9.1% to € 9.6 billion. On balance, we are very pleased with the growth and the quality of the interest income.

REAAL Verzekeringen delivered strong growth in the life insurance operations, in particular driven by regular premium income (+ 5.7%). Single life premiums volume fell to € 305 million. The increase of REAAL Verzekeringen's net profit was moderated by the effects of January's Kyrill storm (net € 13 million). The second quarter was marked by the strategic takeover of the Dutch activities of AXA.

Net profit of Group activities was positively influenced by the sale of part of our Van Lanschot Bankiers shares (€ 21 million) and by the sale of La Ser Lafayette Services Nederland (€ 14 million).

In the first half of 2007 we made great strides in further growing SNS REAAL. With the intended takeover of AXA Nederland, including Winterthur Nederland and DBV Nederland, our insurance operations will almost double their market position. In connection with this acquisition, new shares were issued (€ 350 million) and hybrid capital was raised (€ 350 million); both these transactions were recently completed successfully. In order to increase the liquidity of the share, Stichting Beheer SNS REAAL sold a number of its shares. This resulted in a 32.0% higher liquidity, measured by the number of shares outstanding. The takeover of Regio Bank, which will considerably enhance our distribution capabilities, was finalised on 1 July.'

Key figures

In € millions	1st half year 2007	1st half year 2006	Change	2nd half year 2006	Change
Result					
Total income	2,016	1,757	14.7%	1,818	10.9%
Total expenses	1,730	1,516	14.1%	1,600	8.1%
Operating profit before taxation	286	241	18.7%	218	31.2%
Taxation	50	55	(9.1%)	33	51.5%
Net profit for the period	235	186	26.3%	185	27.0%
Earnings per share (EPS) (€)	1.00	0.87	14.9%	0.78	28.2%
Diluted earnings per share (€)	1.00	0.87	14.9%	0.78	28.2%
Balance Sheet					
Total assets	83,393	69,996	19.1%	79,742	4.6%
Investments	12,678	9,688	30.9%	10,626	19.3%
Investments for insurance contracts on behalf of policyholders	4,079	3,608	13.1%	3,955	3.1%
Loans and advances to customers	56,814	46,611	21.9%	56,700	0.2%
Group equity	3,546	2,920	21.4%	3,200	10.8%
Savings	14,955	13,555	10.3%	13,678	9.3%
Technical provisions, insurance operations	15,656	15,021	4.7%	15,283	2.7%
Ratios					
Return on shareholders' equity (ROE)	14.6%*	13.2%		12.1%*	
BIS-ratio	11.4%	11.8%		11.2%	
Tier 1-ratio	8.3%	8.6%		8.2%	
Solvency Life operations	241%	215%		236%	
Solvency Non-Life operations	286%	261%		279%	
Number of shares outstanding at end of period	258,555,997	233,297,240		234,761,284	
Weighted average number of outstanding shares	235,703,966	214,755,910		234,212,268	

*) ROE has been calculated weighting the share issues

On 22 June, SNS REAAL issued a total of 21,212,121 new ordinary shares at a price of € 16.50. Stichting Beheer SNS REAAL sold 15,151,515 existing ordinary shares (including the greenshoe € 250 million), lowering its stake in SNS REAAL to approximately 54.3%. There are currently 258,555,997 SNS REAAL shares outstanding.

This issue of new shares (€ 350 million) served to partly fund the intended acquisition, as announced on 4 June 2007, of AXA Nederland, Winterthur Nederland and DBV Nederland for € 1,750 million in cash. The remaining part of the funding was completed in the course of the past few months. SNS REAAL expects to complete this acquisition in the course of the second half of 2007.

Payment of interim dividend

The Supervisory Board has resolved, on the proposal of the Executive Board, to pay an interim dividend of € 0.36 per SNS REAAL share over the first half of the financial year 2007. This is in line with the company dividend policy that, in principle, interim dividends amount to 50% of the total dividend paid for the previous financial year (€ 0.71 per share). Shareholders can opt to receive the dividend fully in cash, charged to the 2007 profit that has not yet been added to the profit reserve, or fully in SNS REAAL shares, charged to the share premium reserve. On 17 August 2007 the SNS REAAL share will be quoted ex-dividend. The exchange ratio will be determined on 10 September 2007. The new shares will qualify for any final dividend for the financial year 2007 and any full dividends for subsequent financial years. Shareholders can report their choice for payment of the dividend either in cash or in stock from 17 August 2007 until the close of trading at Euronext Amsterdam on 4 September 2007. The interim dividend will be made payable on 13 September 2007.

Earnings per share

SNS REAAL aims to grow the earnings per share (EPS) by an average of 10% annually for the period 2006 up to year end 2009, including acquisitions funded with existing capital. EPS for the first half amounted to € 1.00 (+ 14.9%). After the issue of new ordinary shares on 22 June 2007, the weighted average number of outstanding shares on 30 June 2007 was 235,703,966. As from the issue date, the new shares have been fully taken into account for the purpose of calculating the EPS.

Outlook

Based on current knowledge, SNS REAAL does not expect any substantial changes in the interest rate environment or the yield curve. The outlook assumes a limited rise of the long-term interest rates. The competitive conditions on the markets for mortgages and life insurance are set to continue. SNS REAAL anticipates positive developments for the product groups saving, corporate property finance, SME mortgages, SME non-life, pensions and disability insurance.

Important dates 2007/2008

Ex-dividend date (interim dividend)	17 August 2007
2007 Interim dividend payment date	13 September 2007
Trading update 3rd quarter 2007	15 November 2007
Press release annual figures 2007	21 February 2008
Publication annual figures 2007	14 March 2008
General Shareholders' Meeting	16 April 2008

Report by the Chairman

[illegible] half of 2007, SNS REAAL [illegible] ... announced strategic [illegible] ... Dutch insurance [illegible] AXA [illegible] ... forward. This acquisition [illegible] ... will lead to a significant [illegible] ... market. It will almost d[illegible] ... and enhance [illegible] ... capabilities of REAAL Verzekeringen. Th[illegible] also further d[illegible] SNS REAAL's business and increases the [illegible] insurance operations.

Further income growth and cost control show up strong result

With a net profit rise of over 26.3% to € 235 million, SNS REAAL posted a strong result in the first half of 2007. The result generated with the sale of part of the Van Lanschot Bankiers shares (€ 21 million) was offset by the same amount in lower realisations on divestment of bonds at SNS Bank. The negative effect of the Kyrill storm in January 2007 (€ 13 million) was compensated by the result of the sale of the remaining 40% stake in La Ser Lafayette Services Nederland (€ 14 million).

Income developed positively. Total income at SNS Bank increased by 15.3%. Interest income grew 38.6% and the quality improved. Penalty interest was € 21 million lower compared to the first half of 2006; at the same time, however, the commercial margin increased and became more balanced. The lower commercial margin on mortgages was offset by the rise of the commercial margins on savings products and the SME portfolio, and by the contribution made by SNS Property Finance. Net interest income in the first half of 2007 also rose compared to the second half of 2006 (+ 27.8%). Taking into account the transfer of SNS Asset Management to the holding company of SNS REAAL as per 1 July 2006, commission income increased by 16.1% to € 65 million.

At REAAL Verzekeringen, higher investment income (+ 4.6%) and a higher regular life insurance premium (+ 5.7%), driven by a steadily growing life insurance portfolio, resulted in excellent growth, which was moderated by a negative result in the non-life insurance operations caused by the Kyrill storm of January 2007. Non-life premiums increased by 2.7%, in a market characterised by price pressure

These positive income developments are augmented by ongoing cost control measures, which are on schedule. At SNS Bank and REAAL Verzekeringen the operating costs remained virtually unchanged.

Risk policy

Under the influence of the troubled American credit market, the conditions on the stock market have become more difficult. However, SNS REAAL and AXA Nederland have no exposure to the American subprime mortgage market (not via REAAL Verzekeringen's structured investments in its investment portfolio either). Given the low risk profile of SNS REAAL, the equity and stock option component of the asset mix of REAAL Verzekeringen is limited to 18% (€ 1.6 billion). An extra hedge for the equity position was acquired in January, as a result of which approximately 40% of equity held for REAAL Verzekeringen's own account is hedged as at the end of June. Also, 50% of the guarantee risk in the company profit share portfolio is hedged. In addition, the entire funding for the contemplated takeover of AXA Nederland was completed on favourable conditions and the risk of a negative value development in AXA Nederland's equity portfolio is hedged with a bandwidth of 10%. SNS REAAL's low risk profile is furthermore expressed by lower value adjustments at SNS Bank (– 40%), the low duration of equity and the diversified funding policy of SNS Bank.

Acquisitions

SNS REAAL aims for both organic growth and growth by acquisitions. On 4 June 2007, we announced the contemplated acquisition of the Dutch insurance operations of the French company AXA S.A. for € 1,750 million in cash. This takeover gives us a unique opportunity to strengthen our position in the consolidating Dutch insurance market. The takeover accelerates the execution of our strategy, almost doubling our market share and considerably strengthening the distribution capabilities of REAAL Verzekeringen, also in important growth markets such as disability insurance, pensions and the SME sector. On 22 June, we issued new shares for a total amount of € 350 million to partly finance this acquisition. We have meanwhile also raised € 350 million in hybrid capital to finance the acquisition, and the remaining financing in the form of senior debt. We expect this acquisition to be completed before the end of this year.

The takeover of Regio Bank was completed on 1 July 2007. We have merged CVB Bank and Regio Bank under the name SNS Regio Bank. Through SNS Regio Bank, we now have a network of approximately 800 specialised intermediaries, who market our products in close proximity to the customers. Some of these intermediaries are located in the Randstad urban area, a particular focal area for the strengthening of our network.

The first half of 2007 was characterised by persistently difficult market conditions, in which SNS REAAL nevertheless managed to deliver strong net profit growth. Growth was continued in key segments for SNS REAAL, such as saving and individual life insurance. The ongoing cost control measures had a positive impact as well. In combination with our low risk profile and a return on shareholders' equity of 14.6%, this has further strengthened the basis for achieving our targets.

Sjoerd van Keulen,
Chairman of the Executive Board

SNS REAAL

In € millions	1st half year 2007	1st half year 2006	[illegible]	2nd half year 2006	[illegible]
Net interest income banking operations	377	272	38.6%	295	27.8%
Net commission and management fees	65	63	3.2%	57	14.0%
Other income	3	51	(94.1%)	30	(90.0%)
Total income banking operations	445	386	15.3%	382	16.5%
Net premium income	1,017	1,047	(2.9%)	913	11.4%
Result on investments	316	302	4.6%	274	15.3%
Result on investments for insurance contracts on behalf of policyholders	168	(10)	—	225	(25.3%)
Results on derivatives and other financial instruments	(5)	(3)	(66.7%)	(6)	16.7%
Other income	39	29	34.5%	32	21.9%
Total income insurance operations	1,535	1,365	12.5%	1,438	6.7%
Other income and eliminations	36	6	500.0%	(2)	—
Total income	2,016	1,757	14.7%	1,818	10.9%
Technical expenses on insurance contracts	1,145	987	16.0%	1,069	7.1%
Acquisition costs for insurance operations	120	112	7.1%	106	13.2%
Value adjustments to financial instruments and other assets	11	16	(31.3%)	19	(42.1%)
Staff costs	274	253	8.3%	254	7.9%
Other expenses	180	148	21.6%	152	18.4%
Total expenses	1,730	1,516	14.1%	1,600	8.1%
Operating profit before taxation	286	241	18.7%	218	31.2%
Taxation	50	55	(9.1%)	33	51.5%
Third party interests	1	—	—	—	—
Net profit for the period	235	186	26.3%	185	27.0%
Net profit banking operations	135	112	20.5%	102	32.4%
Net profit insurance operations	90	78	15.4%	92	(2.2%)
Net profit group activities	10	(4)	—	(9)	—
Earnings per share (€)	1.00	0.87	14.9%	0.78	28.2%
Diluted earnings per share (€)	1.00	0.87	14.9%	0.78	28.2%
Total assets	83,393	69,996	19.1%	79,742	4.6%
Group equity	3,546	2,920	21.4%	3,200	10.8%
Ratios					
Return on shareholders' equity	14.6%*	13.2%		12.1%*	
Double Leverage	94.7%	86.7%		107.8%	
Average number of employees (FTE)	5,690	5,473	4.0%	5,641	0.9%
SNS Bank:					
Efficiency ratio	60.0%	59.8%		65.4%	
BIS-ratio	11.4%	11.8%		11.2%	
Tier 1-ratio	8.3%	8.6%		8.2%	
REAAL Verzekeringen:					
New annual premium equivalent (in € millions)	84	103		93	
Operating cost/premium ratio	12.4%	13.1%		14.6%	
Solvency Life operations	241%	215%		236%	
Solvency Non-Life operations	286%	261%		279%	

*) ROE has been calculated weighting the share issues

Highlights

- [illegible]
- [illegible] before taxes increased to €286 [illegible]
- [illegible]
- [illegible] profit rose to €235 [illegible] (+26.3%)
- Earnings per share [illegible]

[illegible] first half 2007 compared [illegible] 2006

SNS REAAL's net profit grew by €49 million, from €186 million to €235 million (+26.3%). The operating profit before taxation increased to €286 million (+18.7%). SNS Bank's net profit increased from €112 million to €135 million (+20.5%), mainly driven by SNS Property Finance's contribution of €44 million and growing net interest income at retail banking. REAAL Verzekeringen's net profit increased from €78 million to €90 million (+15.4%), thanks in particular to a strong development of the life insurance operations and higher investment income. The negative impact of the Kyrill storm on the non-life insurance operations amounted to €13 million net.

The net profit from group activities improved by €14 million to €10 million, partly because of the sale of part of our 7.6% interest in Van Lanschot Bankiers.

Our remaining interest amounts to 5.3%. All business units maintained strict cost control. The value adjustments also decreased with more than 30% to €11 million. At 17.5%, the effective tax rate was lower than in the first half of 2006 (22.8%).

Net profit SNS REAAL



€ millions
250
200
150
100
50
0
2004
2005
2006
2007
Net profit 1st half year SNS REAAL
Net profit 2nd half year SNS REAAL

Before allocation of the result of group activities, 40% of the net profit is attributable to Retail banking, 20% to SNS Property Finance, and 40% to REAAL Verzekeringen. The increase of the share of the banking operations is the result of the consolidation of SNS Property Finance as of December 2006. The integration of the corporate property portfolio of SNS Bank into SNS Property Finance is progressing smoothly and will be completed in the second half of this year.

Composition of Net profit 1st half year 2007 (excluding group activities)



40%
40%
20%
SNS Retail Banking
SNS Property Finance
REAAL Verzekeringen

Excluding the effect of purchase price allocation and higher financing costs, SNS Property Finance posted a net profit of €51 million, i.e. an increase of 10.9% compared to a pro forma net profit for the first half 2006 (€46 million). Taking into account the effect of amortisation of intangible assets as a result of purchase price allocation under IFRS and higher financing costs, the net profit for the first half of 2007 amounted to €44 million. An approximate comparison with the first half 2006 would lead to an adjustment of the pro forma net profit of approximately €6 million, i.e. result in a pro forma net profit of €40 million. In other words an increase of the net profit in the first half 2007 of 10.0%.

In the second half of 2007, AXA Nederland, Winterthur and DBV are expected to be acquired, increasing the insurance company's share in the business of SNS REAAL as a whole.

Income

SNS REAAL's total income rose by €259 million to €2,016 million (+14.7%) compared to the first half year of 2006. Total income for own account (excluding the result on investments for insurance contracts on behalf of policy holders) increased by €81 million to €1,848 million (+4.6%). The quality of SNS REAAL's income improved considerably, due to a sharply lower share of the penalty interest, an increased and more balanced commercial margin due to the acquisition of SNS Property Finance, and the higher commercial margins in the savings operations and the SME portfolio. Further more, the growth of the regular life insurance premiums contributed to the qualitative improvement of the income.

[illegible] income SNS REAAL



€ millions
2,400
2,000
1,600
1,200
800
400
0
1st half year 2006
2nd half year 2006
1st half year 2007
Net commission and other income
Net interest income banking operations
Result on investments
Net premium income

SNS Bank's total income increased by €59 million to €445 million (+15.3%). Net interest income increased by €105 million to €377 million (+38.6%), of which €88 million was contributed by SNS Property Finance. Due to the better commercial interest income and an improved ALM result, net interest income of retail banking increased by €17 million (+6.3%), despite a €21 million penalty interest decrease due to a further drying up of the mortgage refinancing market on the back of the rate hikes. The higher net interest income compensates the lower income realised on the sale of investment holdings (−€30 million) and the lower result on derivatives (−€21 million). The item 'net commission and management fees' rose by €2 million to €65 million (+3.2%). Excluding the management fees of SNS Asset Management, which was transferred to SNS REAAL as per 1 July 2006, net commission and management fees rose by €9 million (+16.1%). This increase occurred in all commission-related activities.

The total income of REAAL Verzekeringen increased by €170 million to €1,535 million (+12.5%). Total income for own account remained virtually the same at €1,367 million (first half 2006: €1,375 million). Regular life insurance premiums rose by €27 million (+5.7%) due to a steadily growing life insurance portfolio. Single life premiums fell by €59 million (−16.2%). Compared to the second half of 2006, however, single life premiums rose by €24 million (+8.5%). The result on investments increased by €14 million (+4.6%), thanks to good results in the stock option portfolio. The contribution to the result on investments made by the sale of investment holdings amounted to €54 million, lagging behind the first half of 2006 (€60 million).

SNS REAAL's total expenses rose by €214 million to €1,730 million (+14.1%). Total expenses for own account (excluding technical expenses on insurance contracts on behalf of policy holders) increased by €64 million to €1,344 million (+5.0%).

[illegible] expenses SNS REAAL



€ millions
1,750
1,500
1,250
1,000
750
500
250
0
1st half year 2006
2nd half year 2006
1st half year 2007
Other expenses
Staff costs
Value adjustments to financial intruments and other assets
Acquisition costs for insurance operations
Technical expenses on insurance contracts

The total increase in expenses, excluding the change in technical expenses, acquisition costs and the expenses of SNS Property Finance, remained limited (+4.6%). It demonstrates that in the first half of 2007, operating costs were controlled adequately by all business units.

The expenses of retail banking, at €247 million in the first half of 2007, remained almost flat compared to the first half of 2006 (€246 million). The increase in expenses of SNS Bank related entirely to the consolidation of SNS Property Finance (€30 million).

REAAL Verzekeringen's expenses rose by €171 million to €1,423 million (+13.7%). Of this amount, €150 million ensued from technical expenses on insurance contracts on behalf of policy holders, which are associated with the higher result on investments for insurance contracts on behalf of policy holders. Due to strong production growth in the past few years, acquisition costs also rose (+€10 million). Excluding technical expenses and acquisition costs, expenses increased very modestly (2.1%). Staff costs decreased.

Net profit from group activities

The group activities comprise the business units managed directly by SNS REAAL at holding company level, whose income and expenses are not allocated to SNS Bank or REAAL Verzekeringen. These include the largely discontin-

ued SNS REAAL Invest, and as from 1 July 2006, SNS Asset Management.

The result of the group activities, including consolidation adjustments, improved from €4 million negative in the first half of 2006 to €10 million positive in the first half of 2007. This was mainly the result of the sale of the remaining 40% interest in La Ser Lafayette Services Nederland and part of our interest in Van Lanschot Bankiers shares (this interest was reduced from 7.6% to 5.3%). In the first half of 2006 this was offset by a result from the release of provisions at SNS REAAL Invest in the amount of €9 million. Interest expenses increased by €9 million, partly due to higher financing costs at the business units. The group has partly funded the takeover of SNS Property Finance, and will also co-fund the takeover of AXA Nederland. Additionally, staff costs increased on the back of temporary staff expansion in connection with, among other things, projects concerning laws and regulations, acquisitions and a long-term bonus scheme reservation in the form of SNS REAAL shares.

Earnings per share
Net earnings per share for the first half of 2007 came to €1.00. Compared to the first half of 2006, this represents an increase of €0.13 (+14.9%); compared to the second half of 2006, the increase amounted to €0.22 (+28.2%). The total number of shares outstanding increased due to the issue of stock dividends and the issue of shares to partially fund the proposed takeover of AXA Nederland. The new shares have been fully taken into account for the purpose of calculating earnings per share as from the issuing date of the new shares.

Earnings per share


€ millions
1.00
0.75
0.50
0.25
0
2005
2006
2007
Earnings per share 1st half year
Earnings per share 2nd half year

Return on shareholders' equity
The return on shareholders' equity (ROE) of SNS REAAL amounted to 14.6% (first half 2006: 13.2%). This includes the impact of the share issue in connection with the takeover of the Dutch insurance activities of AXA. The ROE target of 12.5%, which was set at the time of the IPO, was achieved in 2006. Due to the takeover of Bouwfonds Property Finance, the targets have been reviewed, and the ROE target has been adjusted to 15.0% on average per annum, this despite the fact that SNS REAAL is strongly capitalised.

The effective tax rate for the first half of 2007 was 17.5%, and thereby lower than the effective rate in the first half of 2006 (22.8%). The reduction in the effective tax rate was mainly caused by the decrease in the statutory corporate tax rate, which was cut from 29.6% to 25.5%. The effective tax rate was lower for the group activities, chiefly as a result of the participation exemptions on dividend and on the sale of Van Lanschot Bankiers shares and on the divestment of La Ser Lafayette Services Nederland. At SNS Bank, despite the lower statutory corporate tax rate, the effective tax rate remained virtually unchanged (20.1%) compared to the first half of 2006. This was caused by the higher effective tax rate at SNS Property Finance in combination with the higher result before taxation. For REAAL Verzekeringen, the effective tax rate was 18.8%, against 31.0% in the first half of last year. This was based on the lower statutory corporate rate, combined with effective use of tax capacity.

Results first half 2007 compared to second half 2006

SNS REAAL's total income grew by €198 million to €2,016 million (+10.9%). Income for own account was up €255 million to €1,848 million (+16.0%).

SNS Bank's net interest income was up €82 million (+€27.8%) compared to the second half of 2006, in particular due to the contribution of SNS Property Finance (+€72 million) and a €10 million improvement of interest income at SNS Retail Banking. The increase of the net commissions and management fees (+€8 million) primarily reflects higher management fees among the SNS and ASN funds, a further growth of commission fees at SNS Fundcoach due to higher volume and transaction levels, and, finally, higher profit-share payments on insurances of previous years. Other income fell by €27 million, which related almost entirely to the lower realisation of sales results on the bond portfolio. In the second half of 2006, this yielded €24 million.

SNS Bank's operating costs were €17 million higher than in the second half of 2006, in particular due to the contribution of SNS Property Finance (+€25 million) and a lower number of FTEs (-€4 million) at retail banking. Impairments on financial instruments and other assets fell by €12 million (-€57.1%) compared to the second half of 2006. This was mainly because of a lower addition for retail mortgages due to a lower number of forced property sales with lower foreclosure shortfalls per item, a lower IBNR provision due to a lower inflow of items at Special Credits department and a more stringent provisioning policy in 2006, leading

to a relatively high addition in 2006. There was a clearly lower inflow in SME credit services, in particular due to the improved economic climate. Additionally, a number of remaining provisions were released when various loans were settled. Higher taxation (€25 million compared to the second half of 2006) was caused by a revaluation of deferred tax liabilities at the end of 2006 due to a one-off positive impact of the changed statutory corporate tax rate (+€9 million), a lower amount of structured investment transactions and a higher gross operating profit due to the inclusion of SNS Property Finance.

Net premium income at REAAL Verzekeringen rose by €104 million to €1,017 million (+11.4%); regular life and non-life premiums contributed €80 million, and single life premiums contributed €24 million. Non-life premiums were higher in the first half due to a limited growth of the portfolio.
The result on investments for own account rose by €42 million (+15.3%), in particular since in 2006 most of the sales results were realised in the first half.
At €168 million, the result on investments for insurance contracts on behalf of policy holders fell €57 million compared to the second half of 2006 as a result of rising interest rates, which caused value decreases and thus lower income from fixed-interest security investments on insurance contracts for policy holders. On balance, total income increased by €97 million, and the income for own account increased by €154 million.

Compared to the second half of 2006, total expenses at REAAL Verzekeringen rose by €105 million, in particular due to the technical expenses on insurance contracts for own account (+€117 million). This also includes the higher technical expenses as a result of the January storm Kyrill. Staff costs, depreciation and amortisation of tangible and intangible fixed assets and other operating expenses in the first half of 2007 were virtually on par with the second half of 2006.

Balance sheet

SNS REAAL's balance sheet total grew by €3.7 billion, from €79.7 billion at year-end 2006 to €83.4 billion at the end of June 2007. Investments for own account in the first half of 2007 increased by €2.1 billion to €12.7 billion, mainly as a result of an increase of €1.5 billion at SNS Bank. At REAAL Verzekeringen, investments for own account increased by €0.7 billion. The credit portfolio rose slightly, by €1.6 billion.

On the liability side, SNS Bank showed a reduction of amounts due to credit institutions of €3.4 billion, chiefly attributable to the accelerated full redemption of a facility with ABN AMRO N.V. in connection with the takeover of Bouwfonds Property Finance. Additionally, the total amount of debt certificates increased by €4.0 billion, partly in order to fund the previously mentioned redeemed facility. In the past half year, the amount of savings grew by 9.3%, or €1.3 billion.

Technical provisions at REAAL Verzekeringen increased by €0.4 billion, and amounts due to credit institutions rose by €0.7 billion, partly due to the expansion of structured investments transactions.

SNS REAAL's group equity, compared to year-end 2006, grew by €346 million to €3.5 billion (+10.8%) in particular due to the share issue (€341 million net of costs recognised in the first half) and the net profit for the first half of 2007 of €235 million. This was partly compensated by a decrease of €179 million caused by the unrealised revaluation of investments and cash flow hedges in response to market developments and realisations, and a decrease of €47 million on account of the distribution of the final dividend for 2006. The capital base increased by €407 million to €5.3 billion, while subordinated debts increased by €58 million to €1,424 million.

Shareholders' equity SNS REAAL


€ millions
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2003
2004
2005
2006
1st half year 2007
Retained earnings
Reserves
Share premium
Issued share capital

SNS Bank's capital base remained virtually unchanged at €3.5 billion. The €135 million net profit was distributed almost entirely (€130 million) to SNS REAAL as interim dividend. The subordinated debts increased by €47 million. The unrealised revaluations of investments, conversely, were €50 million lower as a result of the higher interest rates. The Tier 1 capital amounted to €2.4 billion.

REAAL Verzekeringen's capital base decreased by €56 million, amounting to €1.4 billion (-3.9%) at the end of June 2007. The net profit of €90 million for the first half was partly offset by an interim dividend of €26 million, distributed to SNS REAAL, and a net decline of €110 million in unrealised revaluations on investments for own account and cash flow hedges due to the interest hike.

The 'double leverage', expressing the ratio between the book value of the investments in associates and subsidiaries and SNS REAAL's shareholders' equity, temporarily declined from 107.8% at year-end 2006 to 94.7% at the end of June 2007 as the

income from the share issue has already been recognised in the figures, while the takeover of AXA Nederland has yet to be completed. At year-end 2007, the double leverage will rise again, after the takeover of AXA Nederland, but will remain below the target of less than 115%.

The solvency of SNS Bank continued to be robust and saw a limited improvement. The Tier 1 ratio at the end of the first half of 2007 amounted to 8.3% (year-end 2006: 8.2%); the BIS ratio was 11.4% (year-end 2006: 11.2%) and the Core Capital ratio amounted to 6.6% (year-end 2006: recalculated 6.5%: as from 2007, in the calculation of the Core Capital, the value of the intangible fixed assets and the deferred sales results of the securitisation entities will be deducted).

The solvency of REAAL Verzekeringen was up slightly in both the Life and Non-life insurance operations. At Life, solvency increased to 241% and at Non-Life to 286%.



2003
2004
2005
2006
1st half year 2007
BIS-Ratio
Tier 1-ratio
Core Capital-ratio
Financial target BIS-ratio (11.0%)
Financial target Tier 1-ratio (8.0%)
Financial target Core Capital-ratio (6.0%)



%
400
350
300
250
200
150
100
50
0
2003
2004
2005
2006
1st half year 2007
Non-Life
Life
Financial target Solvency Non-Life (200%)
Financial target Solvency Life (150%)

SNS Bank

In € millions	[illegible]	1st half year 2006	[illegible]	2nd half year 2006	[illegible]
Net interest income banking operations	377	272	38.6%	295	27.8%
Net commission and management fees	65	63	3.2%	57	14.0%
Result on investments	4	34	(88.2%)	33	(87.9%)
Result on derivatives and other financial instruments	(4)	17	—	(2)	(100.0%)
Other operating income	3	—	—	(1)	—
Total income	445	386	15.3%	382	16.5%
Value adjustments to financial instruments and other assets	9	15	(40.0%)	21	(57.1%)
Staff costs	154	137	12.4%	146	5.5%
Depreciation and amortisation of tangible and intangible fixed assets	17	13	30.8%	12	41.7%
Other operating expenses	96	81	18.5%	92	4.3%
Total expenses	276	246	12.2%	271	1.8%
Operating profit before taxation	169	140	20.7%	111	52.3%
Taxation	34	28	21.4%	9	277.8%
Net profit for the period	135	112	20.5%	102	32.4%
Net profit for the period Retail Banking	91	112	(18.8%)	96	(5.2%)
Net profit for the period Property Finance	44	—	—	6	633.3%
Risk weighted assets	28,663	20,075	42.8%	28,454	0.7%
Ratios					
Return on shareholders' equity	13.0%	15.1%		13.1%	
Efficiency ratio	60.0%	59.8%		65.4%	
BIS-ratio	11.4%	11.8%		11.2%	
Tier 1-ratio	8.3%	8.6%		8.2%	
Core Capital ratio	6.6%	6.5%		6.5%	

Highlights

- *Net profit up 20.5% to € 135 million.*
- *SNS Property Finance's contribution to this increase was € 44 million.*
- *Net interest income rose, excluding SNS Property Finance, by 6.3% in the first half of 2007.*
- *Net commission and management fees increase to € 65 million (+ 16.1%).*
- *Return on shareholders' equity 13.0%, capital ratios strong as ever.*
- *Efficiency ratio (60.0%) sharply down compared to second half 2006.*
- *Operating costs flat.*
- *Impairments sharply lower compared to both first and second half of 2006.*

Result

SNS Bank's net profit in the first half rose by € 23 million (+ 20.5%) compared to the first half of 2006. SNS Property Finance contributed € 44 milion to this increase.

Excluding the effect of purchase price allocation and higher financing costs, SNS Property Finance posted a net profit of € 51 million, i.e. an increase of 10.9% compared to a pro forma net profit for the first half 2006 (€ 46 million). The increase was supported by the growth of the credit portfolio of 9.1%. Total income was stable in which an increase of regular income was compensated by lower commission fees. Operating costs remained stable. Value adjustments to financial instruments and other assets were positively

Pro-forma-figures SNS Property Finance

In € millions	[illegible]	Pro-forma first half 2006	[illegible]
Total income	99	99	0.0%
Value adjustments to financial instruments and other assets	(1)	4	--
Operating expenses	31	29	6.9%
Operating profit before taxation	69	66	4.5%
Taxation	18	20	(10.0%)
Profit for the period (before PPA)	51	46	10.9%
Effect purchase price allocation IFRS and financing costs[1]	7	6[1]	16.7%
Net profit for the period (after PPA)	44	40	10.0%

affected by a release of provisions on some specific projects. Net profit was also positively affected by a lower effective tax rate of 26%. Taking into account the effect of amortisation of intangible assets as a result of purchase price allocation under IFRS and higher financing costs, the net profit for the first half of 2007 amounted to €44 million. An approximate comparison with the first half 2006 would lead to an adjustment of the pro forma net profit of approximately €6 million, i.e. result in a pro forma net profit of €40 million. In other words an increase of the net profit in the first half 2007 of 10.0%.

Net profit SNS Bank


€ millions
150
100
50
0
2005
2006
2007
Net profit 1st half year SNS Bank
Net profit 2nd half year SNS Bank

Total income increased from €386 million in the first half of 2006 to €445 million (+15.3%) in the first half of 2007. The higher net interest income and higher net commissions of SNS Retail Banking and the contribution made by SNS Property Finance amply compensated the lower results on investments and derivatives and other financial instruments.

Total income increased from €246 million in the first half of 2006 to €276 million (+12.2%) in the first half of 2007. This increase was fully attributable to the consolidation of SNS Property Finance. Total expenditure of SNS Property Finance amounted to €29 million. Total expenditure of retail banking remained virtually unchanged.

Efficiency ratio SNS Bank


%
2002
2003
2004
2005
1st half year 2007
Efficiency ratio SNS Bank

The efficiency ratio came to 60.0%, marginally higher than in the first half of 2006 (59.8%), but sharply lower than in the second half of 2006 (65.4%).

The return on shareholders' equity (ROE) for the first half of 2007 amounted to 13.0%, which was 2.1% less than the first half of 2006, but on par with the second half of 2006 (13.1%).

Composition of income SNS Bank

The consolidation of SNS Property Finance, an improved net interest income and a sharply lower result on investments and derivatives and other financial instruments enhanced the quality of income. The diversification in the net interest income improved due to faster growth of the net interest income on savings products and the SME mortgages, the acquisition of SNS Property Finance, while net interest

income in the mortgage business decreased. In retail banking, the share of commissions in total income grew from 16.3% to 18.0%.


€ millions
0
1st half year 2006
2nd half year 2006
1st half year 2007
Other income
Net commission and management fees
Net income banking operations

Net interest income

Net interest income rose by €105 million (38.6%) compared to the same period last year. This can be attributed to SNS Retail Banking (+€17 million) and the consolidation of SNS Property Finance (€88 million).

The increase of the net interest income of SNS Retail Banking (+€17 million) was mainly due to an increase of the commercial interest income and a strongly improved ALM result. The rise of the commercial interest income was generated by higher volumes of virtually all product groups and improved margins on savings products and the corporate property portfolio. This growth was partially offset by shrinking margins in the mortgage business. The ongoing fierce competition in the mortgage market continued to cause low margins, resulting in decreasing interest income.

The increase of net interest income in retail banking was realized while penalty interest income lowered by €21 million (-58.3%). This was caused by a decrease of the volume of early redemptions on the back of the interest rate hikes, which further dried up the mortgage refinancing market. This trend had already set in in 2006. Also, penalty interest income declined as the spread between client interest rates and market interest rates tightened. Compared to the second half of 2006, the decline was €3 million. The penalty interest in the first half of 2007 amounted to €14 million.

Interest income SNS Bank

In € millions	1st half year 2007	1st half year 2006	[illegible]	2nd half year 2006	[illegible]
Result					
SNS Retail Banking	289	272	6.3%	279	3.6%
SNS Property Finance	88	–	–	16	450.0%
Total interest income SNS Bank	377	272	38.6%	295	27.8%

Interest rates rose across the entire curve since year-end 2006. In the first half of 2007 the yield curve became somewhat steeper, but continues to be relatively flat. During 2007, the interest rate position was reduced further, bringing down SNS Bank's exposure to future interest rate hikes. The adjustment of the interest rate position, the interest rate hike and the slightly steeper yield curve led to an improvement of the ALM results compared to the same period last year.

In the highly competitive mortgage market, SNS Bank strove for a healthy balance between margins and volume. This pushed the market share down from 8.0% to 6.7%. SNS Budget Mortgage, chosen as 'Best European mortgage product of 2007', provided over half of the new mortgage production. In the existing mortgage portfolio, retention improved in the first half of 2007. SNS Bank's mortgage portfolio remained stable at €42.1 billion.

The new inflow of SME mortgages amounted to €0.3 billion. The SME credit portfolio amounted to €2.9 billion at the end of June 2007. The SNS Property Finance's credit portfolio amounted to €9.6 billion as at the end of June 2007. The transfer of the current corporate property portfolio from retail banking to SNS Property Finance will be completed in the second half of the year.

The savings market share grew from 6.3% to 6.5%. SNS Bank's total savings portfolio increased by €1.3 billion to €15.0 billion (+9.3%). ASN Bank showed handsome growth in both volume and number of clients. In the first half of 2007, the number of clients increased by 7.5% (24,000 new clients).

Net commission and management fees

Excluding the management fees of SNS Asset Management, which was transferred to SNS REAAL as per 1 July 2006, growth of net commissions and management fees amounted to €9 million (+16.1%). This increase occurred in all commission-related activities. Net commissions and management fees, including the management fees of SNS Asset Management, increased by €2 million to €65 million (+3.2%) compared to the same period in 2006.

Growth in securities commissions was mostly driven by the activities of SNS Fundcoach. The market value of SNS Fundcoach's assets under management increased by

€ 143 million from € 589 million at year-end 2006 to € 732 million at the end of June 2007 (+ 24.3%). In addition, the number of opened accounts as well as the number of active clients grew in the first half of 2007; SNS Fundcoach's associated fees increased accordingly. Additionally, the management fees of the SNS and ASN funds rose compared to the first half of 2006. SNS Securities, too, showed an increase, mainly generated by the favourable developments of the activities of Van der Hoop, acquired in 2006.

Result on investments

The result on investments fell sharply, from € 34 million in the first half of 2006 to € 4 million in the first half of 2007. Based on the positive revaluations and our interest rate projections, realisations were made in 2006 by means of bond divestments. In the first and second half of 2006, this generated income of € 25 million and € 24 million respectively. In the first half of 2007, only limited sales results were realised. In view of the size of the revaluation reserve at the end of June and the interest rate environment, the results on investments, as indicated before, will be substantially lower in the future.

Results on derivatives and other financial instruments

Income from derivatives and other financial instruments fell by € 21 million from € 17 million at the end of June 2006 to –€ 4 million at the end of June 2007. The short-term interest rate hike caused negative fair value changes in our derivatives, which had been bought in order to hedge the interest rate exposure in relation to the overall credit portfolio. These negative fair value movements were largely mitigated by applying hedge accounting. To the extent this is not the case, they are accounted for directly in the income statement.

Impairments on financial instruments and other assets

Impairments on financial instruments and other assets fell by € 6 million from € 15 million at the end of June 2006 to € 9 million at the end of June 2007 (–40.0%). The lower addition for retail mortgages is explained by a lower number of forced property sales, with associated lower shortfalls on foreclosures per item. In addition, last year the provisioning policy was tightened, resulting in a higher addition in 2006. There was a markedly lower inflow of loans to the SME sector, in particular due to the improving economic environment and to the release of a number of remaining provisions in respect of the settlement of various loans.

On balance, SNS Property Finance realised a release of € 1 million, which is markedly below the normal level of risk costs for this activity. Given the fact that SNS Property Finance also has positions abroad, it is to be expected that the impairments will soon be moving to normal levels.

Staff costs

Staff costs rose by € 17 million, from € 137 million to € 154 million (+12.4%). Most of this rise is attributable to the consolidation of SNS Property Finance (€ 17 million). The total number of FTEs at retail banking fell by approximately 200, compared to the end of June 2006, reducing fixed staff costs. Total staff costs increased, as more temporary staff were hired for the realisation of projects related to legislation and regulations (implementation of Basel II), efficiency and integration.

Depreciation of tangible assets and amortisation of intangible assets

Depreciation of tangible fixed assets and amortisation of intangible fixed assets increased by € 4 million (+ 30.8%) compared to the first half of 2006, in particular due to backlog depreciation on a number of discontinued branch offices, and the financial consolidation of SNS Property Finance.

Other operating expenses

Other operating expenses rose by € 15 milion (+ 18.5%) compared to the first half of 2006. Here, too, the consolidation of SNS Property Finance was the main cause (€ 12 million). In addition, the costs of external advisers were higher due to the acquisition of Regio Bank and the integration of SNS Property Finance.

REAAL Verzekeringen

In € millions	[illegible]	1st half year 2006	[illegible]	2nd half year 2006	[illegible]
Premium income	1,046	1,074	(2.6%)	934	12.0%
Reinsurance premium	29	27	7.4%	21	38.1%
Net premium income	**1,017**	**1,047**	**(2.9%)**	**913**	**11.4%**
Share in the result of associates	2	1	100.0%	—	—
Net commission and management fees	29	27	7.4%	29	0.0%
Result on investments	316	302	4.6%	274	15.3%
Result on investments for insurance contracts on behalf of policyholders	168	(10)	—	225	(25.3%)
Results on derivatives and other financial instruments	(5)	(3)	(66.7%)	(6)	16.7%
Other operating income	8	1	700.0%	3	166.7%
Total income	**1,535**	**1,365**	**12.5%**	**1,438**	**6.7%**
Technical expenses on insurance contracts	759	751	1.1%	642	18.2%
Technical expenses on insurance contracts on behalf of policyholders	386	236	63.6%	427	(9.6%)
Technical expenses on insurance contracts	**1,145**	**987**	**16.0%**	**1,069**	**7.1%**
Acquisition costs for insurance operations	132	122	8.2%	118	11.9%
Value adjustments to financial instruments and other assets	2	—	—	(2)	—
Staff costs	73	77	(5.2%)	73	0.0%
Depreciation and amortisation of tangible and intangible fixed assets	8	7	14.3%	9	(11.1%)
Other operating expenses	36	37	(2.7%)	39	(7.7%)
Other interest expenses	27	22	22.7%	12	125.0%
Total expenses	**1,423**	**1,252**	**13.7%**	**1,318**	**8.0%**
Operating profit before taxation	112	113	(0.9%)	120	(6.7%)
Taxation	21	35	(40.0%)	28	(25.0%)
Third party interests	1	—	—	—	—
Net profit for the period	**90**	**78**	**15.4%**	**92**	**(2.2%)**
Ratios					
Return on shareholders' equity	14.2%	13.3%		15.4%	
Operating cost/premium ratio	12.4%	13.1%		14.6%	
Solvency Life operations	241%	215%		236%	
Solvency Non-Life operations	286%	261%		279%	
New annual premium equivalent Life (in € millions)	84	103		93	
Value New Business (in € millions)					
Combined ratio Non-Life operations	109.0%	99.7%		98.1%	
Claims ratio	66.4%	57.0%		56.9%	

Highlights

- *Net profit up 15.4%.*
- *Value New Business Life Insurance amounts to € 8 million.*
- *Regular life insurance premiums increase to € 503 million (+ 5.7%).*
- *January's Kyrill storm leads to net loss for non-life insurance operations of € 4 million.*
- *Return on shareholder's equity rises to 14.2%*
- *Operating cost/premium ratio improves to 12.4%.*

Result

REAAL Verzekeringen's net profit rose by 15.4% to € 90 million compared to the first half of 2006. In addition to higher investment income, this positive profit development was also driven by a steadily growing life insurance portfolio. The robust growth was mitigated by a non-recurring negative


€ millions
100
75
50
25
0
2005
2006
2007
Net profit 1st half year REAAL Verzekeringen
Net profit 2nd half year REAAL Verzekeringen

result in the non-life insurance operations due to the damage caused by the storm, Kyrill, in January 2007. Operating costs remained virtually stable, and the effective tax rate was lower.

Income

The total income of REAAL Verzekeringen increased from €1,365 million to €1,535 million (+12.5%).
Net income from regular life premiums grew by €27 million to €503 million (+5.7%). This increase was entirely generated by organic growth. Single life premiums fell by €59 million to €305 million (−16.2%), but were up €24 million (+8.5%) compared to the second half of 2006.

Composition of income REAAL Verzekeringen


€ millions
1,600
1,400
1,200
1,000
800
600
400
200
0
1st half year 2006
2nd half year 2006
1st half year 2007
Other income
Result on investments
Net premium income

Non-life premium income rose by 2.7%, to €232 million. The net premium development in 2007 was negatively impacted (€4 million) by higher reinsurance premiums due to a number of large claim events.

The result on investments for own account rose by €14 million (+4.6%) compared to the first half of 2006. This positive development was caused inter alia by the stock option portfolio, where the underlying markets showed a better performance than last year. Additionally, in the first half of 2007, €54 million was realised in sales results on the equity and bond portfolio, 10% less than in the first half of 2006 (€60 million).

The revenues generated by investments for insurance contracts on behalf of policy holders were €178 million higher than in the first half of 2006, mainly driven by the better performance of the stock markets. Value adjustments to investments for insurance contracts on behalf of policy holders are recognised directly in the income statement. The revenues on investments for insurance contracts on behalf of policy holders came out lower than in the second half of 2006 because of the rising interest rates, which decreased the value of fixed-income security investments for insurance contracts on behalf of policy holders.

Composition of net premium income REAAL Verzekeringen 1st half year 2006


5%
6%
1%
8%
6%
74%

Life individual
Life collective
Non-life motor vehicles
Non-life accident and health
Non-life fire
Non-life other

Composition of net premium income REAAL Verzekeringen 1st half year 2007


5%
6%
1%
8%
6%
74%

Life individual
Life collective
Non-life motor vehicles
Non-life accident and health
Non-life fire
Non-life other

Exp...

REAAL Verzekeringen's total expenses rose by €171 million, mainly due to an addition to the technical provision of €158 million and acquisition costs that were up by €10 million. The addition to the technical provision is almost entirely related to the increased value of the investments for insurance contracts on behalf of the policy holders.

Staff costs, depreciation and amortisation expenses, as well as other operating expenses were virtually on par with both the first half and second half of 2006.

Operating cost/premium ratio

The operating cost/premium ratio improved by 0.7 percentage points to 12.4% due to strict cost control.

Results REAAL Verzekeringen Life

Net profit

The net profit posted by the life insurance operations was up 36.2% from €69 million to €94 million, mainly due to the increased regular premiums (+5.7%), higher investment income (+4.8%, stable operating costs and a lower effective tax rate.

Income

Net regular premium income increased by €27 million to €503 million (+5.7%), entirely driven by organic portfolio growth. Compared to the second half of 2006, the net regular premium income was higher, because of the net premiums of the pension business, which are mainly recognised in the first half of the financial year.

R...


€ millions
600
500
400
300
200
100
0
2005
2006
2007
Regular life premiums 1st half year
Regular life premiums 2nd half year

Compared to the first half of 2006, single life premiums fell by €59 million to €305 million (−16.2%). Compared to the second half of 2006, however, single life premiums rose by €24 million (+8.5%). Both developments are especially visible in the Immediate Annuities product group. This product group continued to face fierce price competition during the first half of 2007. During the first half, prices were lower, which brought our market share up once more.

Results REAAL Verzekeringen Life

In € millions	1st half year 2007	1st half year 2006	Change	2nd half year 2006	Change
Result					
Regular life premiums	503	476	5.7%	426	18.1%
Single life premiums	305	364	(16.2%)	281	8.5%
Net premium income	808	840	(3.8%)	707	14.3%
Result on investments	303	289	4.8%	260	16.5%
Result on investments for insurance contracts on behalf of policyholders	168	(10)	—	225	(25.3%)
Results on derivatives and other financial instruments	(5)	(3)	(66.7%)	(6)	16.7%
Other operating income	29	22	31.8%	25	16.0%
Total income	1.303	1.138	14.5%	1,211	7.6%
Technical expenses on insurance contracts	1,006	869	15.8%	952	5.7%
Acquisition costs for insurance operations	78	69	13.0%	66	18.2%
Staff costs	48	56	(14.3%)	48	0.0%
Other operating expenses	54	44	22.7%	42	28.6%
Total expenses	1,186	1,038	14.3%	1,108	7.0%
Operating profit before taxation	117	100	17.0%	103	13.6%
Taxation	22	31	(29.0%)	23	(4.3%)
Third party interests	1	--	—	—	—
Net profit for the period	94	69	36.2%	80	17.5%

The result on investments for own account was €14 million (+4.6%) higher than in the first half of 2006. The stock option portfolio contributed to this increase. This concerns both options that expanded the equity exposure in 2006 and options reducing the exposure (early 2007). 40% of the equity exposure has been hedged against value decreases.

Other operating income increased by €7 million to €29 million (+31.8%). This increase was caused by surrender fees received at the termination of a partnership and a portfolio.

New annual premium equivalent and market share

The new annual premium equivalent – calculated on the basis of EEV standards as from the second half of 2006 – fell €9 million to €84 million (–9.7%). This decline mainly related to individual traditional insurance.

The regular premium Life market (individual and semi-group) shrank by 21% in the first half of 2007. REAAL Verzekeringen's market share with regard to these regular premiums (new production) amounted to 14.5%. Compared to the 2006 year-end this is a decrease of 0.2 percentage points, but compared to the end of the first half of 2006 it represents a market share increase of 1.5 percentage points. The relatively strong decline of the market predominantly related to individual investment insurance.

In individual single premiums, our market share amounts to 7.6%, which is virtually on par with the market share at the end of June 2006 (7.7%) and at the 2006 year-end (7.3%). A strong recovery of our position in the second quarter managed to compensate for a large part of the loss of market share incurred in the first quarter. In the first half the market shrank by 13.7% compared to the same period in 2006.

For the first half of 2007, the value of new business amounted to €8 million (for 2006 as a whole: €20 million). The VNB was under pressure from the aforementioned shrinking markets for regular premiums and individual single premiums, as well as from tightening rates on the market for Immediate Annuities.

Expenses

Total expenses of the life insurance operations rose by €148 million to €1,186 million (+14.3%). The rise in expenses mostly concerned the technical expenses on insurance contracts (€137 million) resulting from the development of net premium income and the result on investments for insurance contracts on behalf of policy holders.

Acquisition costs for insurance operations increased by €9 million to €78 million (+13.0%). When new products based on regular premium payments are sold, the non-recurring acquisition costs are capitalised and amortised. In terms of duration and size, this amortisation period is fully geared to the rate structure. Acquisition costs increased in the past few years due to strong production growth.

Other expenses increased due to higher interest expenses, relating inter alia to the increase of the financing requirement.

Results REAAL Verzekeringen Non-Life

Net profit

Non-life net profit fell compared to the first half of 2006, by €13 million to €4 million negative. The main reason for this lower result is the higher claims expense due to the Kyrill storm of January 2007. The claims ratio consequently increased by 9.4 percentage points to 66.4%. For the same reason, the combined ratio came to 109.0% (2006: 99.7%).

Net profit was €16 million lower compared to the second half of 2006, likewise mainly as a result of higher technical expenses due to the Kyrill storm.

Income

At €232 million (+2.7%), non-life premium income was slightly higher than in the first half of 2006. The net premium development in 2007 (€4 million) was negatively impacted by higher reinsurance premiums due to a number of large claim events.

Non-life premiums increased by 4.5% compared to the second half of 2006. The higher reinsurance premium levelled out this rise in the net premium income.

The result on investments was similar to the results of the previous two six-month periods. The asset mix was changed early in 2007 from 'bonds only' to bonds in combination with a small proportion of equity. No sales results were realised here.

The increase of other operating income (€3 million) was caused by the management fee received by the underwriting agents business.

Expenses

Compared to the first half of 2006, total expenses of the non-life insurance operations rose by €23 million to €237 million (+10.7%). The €21 million rise in technical expenses on insurance contracts was largely generated by the Kyrill storm (€17 million gross) and by a higher number of large claim events compared to the first half of 2006. Finally, the acquisition costs of insurance operations came out €1 million higher due to higher gross premiums.

In € millions	[illegible]	1st half year 2006	[illegible]	2nd half year 2006	[illegible]
Non-Life premiums	232	226	2.7%	222	4.5%
Reinsurance premium	23	19	21.1%	16	43.8%
Net premium income	209	207	1.0%	206	1.5%
Result on investments	13	13	0.0%	14	(7.1%)
Other operating income	10	7	42.9%	7	42.9%
Total income	232	227	2.2%	227	2.2%
Technical expenses on insurance contracts	139	118	17.8%	117	18.8%
Acquisition costs for insurance operations	54	53	1.9%	52	3.8%
Staff costs	25	21	19.0%	25	0.0%
Other operating expenses	19	22	(13.6%)	16	18.8%
Total expenses	237	214	10.7%	210	12.9%
Operating profit before taxation	(5)	13	–	17	–
Taxation	(1)	4	–	5	–
Net profit for the period	(4)	9	–	12	–

Compared to the second half of 2006, total expenses rose by €27 million, mainly driven by higher technical expenses on insurance contracts.

Compared to the first half of 2006, the claims ratio rose by 9.4 percentage points to 66.4%. This increase, attributable to the Kyrill storm, is mainly visible in the Fire segment. The increase of the claims ratio at Motor Vehicles can be partly attributed to Kyrill, and partly to a decrease in premium income. The other segments show a favourable development of the claims ratio. Excluding Kyrill, the claims ratio increased by 1.2 percentage points to 58.2% (2006: 57.0%); the combined ratio was 100.8% (2006: 99.7%).

Risk management

- In view of the expected rise of the interest rate, SNS Bank's interest rate position was reduced as of year-end 2006.
- 40% of the total share portfolio (€ 1.6 billion) of REAAL Verzekeringen has been hedged against downside risk.
- REAAL Verzekeringen has hedged 50% of the guarantee risk in the company profit sharing portfolio.
- The equity risk of the equity portfolios of AXA Nederland, Winterthur and DBV that are yet to be acquired is hedged in July 2007 against a price drop of more than 10%.
- In the run-up to the intended acquisition of AXA Nederland, the capital structure of REAAL Verzekeringen has been made more efficient.
- In early July 2007, in addition to a successful share issue by SNS REAAL of € 350 million, a hybrid Tier 1 transaction of € 350 million was issued with equal success. € 250 million will be transferred from SNS REAAL to REAAL Verzekeringen, and € 100 million to SNS Bank.
- The financing of the acquisition of AXA Nederland has been completed.
- SNS Bank's risk profile has remained low, which is expressed in lower loan write-offs.

Economic capital[1]

The required economic capital for SNS Bank and REAAL Verzekeringen decreased in the first quarter of 2007. The main reason for this decrease is the decline of the interest rate position, both at SNS Bank and at REAAL Verzekeringen. SNS Bank's economic capital saw a slight decrease to € 1.1 billion, while REAAL Verzekeringen's economic capital declined from € 0.9 billion to € 0.8 billion. The chart below compares the required economic capital with the required and requisite regulatory capital. The current regulatory capital is presented exclusive of the income from the share issue in connection with the acquisition of AXA Nederland.

Market risk

SNS Bank's bank book

The duration of equity is the primary indicator of the bank's interest rate exposure. This indicator has a range of 0 to 8. In the review of the risk limits, SNS REAAL's ALM Committee adjusted the lower limit from 3 to 0. The duration in the past half year was moved to just above 0 due to the interest rates' rising trend. At year-end 2006 the duration was 3.9, compared to 1.1 at the end of June 2007.

Comparison capital SNS REAAL


€ millions
5,000
4,000
3,000
2,000
1,000
0
SNS Bank
REAAL Verzekeringen
SNS REAAL
Available regulatory capital (non core)
Available regulatory capital (core)
Required regulatory capital (internal)
Required regulatory capital (minimum)
Required economic capital

The value-at-risk (99% reliability on an annual basis) in the first half of 2007 amounted to an average of 5.1% of the fair value of equity. The earnings-at-risk (99% reliability on an annual basis) on average amounted to € 40 million during the first half of 2007 (with a maximum of € 45 million).

SNS Bank's trading book

As in 2006, SNS Bank's trading book made little use of the limits in the first half of 2007. The overall limit in terms of value-at-risk (99% on a daily basis) for the trading book was only € 4.1 million, reflecting the low risk profile of this activity.

REAAL Verzekeringen

The REAAL Verzekeringen asset mix for investments for own account was revised slightly in the first half of 2007. In January, an additional hedge was purchased for the equity position. 40% of REAAL Verzekeringen's shares for own account and risk have now been hedged. Also, 50% of the guarantee risk in the company profit share portfolio has been hedged. The chart below shows the composition of the asset mix as at the end of June 2007. The total portfolio for own account and risk was € 9.7 billion.


Fixed income securities
Equities and options
Investment property
Other

Credit risk

The total bond portfolio is € 5.6 billion of which € 4.7 billion (approximately 84%) is rated AA or higher.

The development of both risk indicators – the probability of default (PD) and the loss given default (LGD) – indicates that the quality of the credit risk is stable. The default rate[*] in the first half of 2007 remained stable at 0.6%. In the first half, write-offs on mortgages amounted to € 11 million (0.03% of the portfolio), which was in line with the loss level at year end 2006. Loan to value decreased from 69% to 68%.

The total provision for bad debts was down by € 9 million to € 201 million. The provision for bad debts versus the risk-weighted assets of SNS Bank fell from 0.74% at year-end 2006 to 0.70% at the end of June 2007.

On average, the contamination rate, an indicator of the risk quality of the portfolio, remained stable in the first half of 2007. At the end of June 2007, SNS Property Finance had a contamination rate of 1.1% (year-end 2006: 1.2%).

REAAL Verzekeringen

Compared to the situation at the end of 2006, the distribution of the technical provision insurance operations excluding interest rate rebates has hardly changed. This has to do with the largely long-term nature of the provisions of the life insurer.

Gross provision Life 1st half year 2007


5%
10%
25%
60%
Individual life insurance in money
Individual life insurance in investment units
Group insurance in money
Group insurance in investment units

The distribution of the gross provision for claims likewise hardly changed since year-end 2006. The majority of the insured claims due to the Kyrill storm in January had been paid by 30 June 2007. The size of outstanding obligations in

Provision development for expected losses on loans SNS Bank (consolidated)

In € millions	Mortgages		Property Finance		Other		Total	
	Specific	IBNR	Specific	IBNR	Specific	IBNR	First half year 2007	2006
Balance as at the beginning of the period	54	5	46	5	83	17	210	167
Acquisitions	–	–	–	–	–	–	–	48
Usage	(11)	–	(1)	–	(10)	–	(22)	(43)
Additions	25	(1)	3	–	18	–	45	95
Releases	(15)	–	(5)	–	(13)	(3)	(36)	(59)
Other changes	–	–	4	–	–	–	4	2
Balance as at the end of the period	53	4	47	5	78	14	201	210

[1] The economic capital is based on the figures at the end of the first quarter 2007.

[*] The default rate in the mortgage portfolio is the number of customers with payment arrears of more than 3 months divided by the total number of customers

connection with the storm is limited and does not impact on the distribution of the provision for claims across the segments.

In the first half of 2007 several improvements were made to REAAL Schadeverzekeringen's provisioning policy.

Adeq[illegible] provisions
The adequacy of the technical provisions for insurance contracts is periodically tested. The adequacy test was carried out in accordance with IFRS valuation principles as per 30 June 2007 and at year-end 2006. For the first half of 2007, the adequacy increased on the back of the rising interest rates. The results of the non-life adequacy tests also show that the claims provision is adequate.



2%
2%
14%
14%
10%
Accident and health
Fire
Marine
Motor vehicles
Disability insurance products
Liabilities
Other

Profile of SNS REAAL

With a balance sheet total of €83 billion, SNS REAAL is one of the larger bancassurance companies in the Netherlands. SNS REAAL has a long history of close commitment to Dutch society. The organisation and the way in which its 5,604 (FTEs) employees as at the end of June 2007 operate (year end 2006 5,776 FTEs) are characterised by social involvement and a keen eye for new developments.

As a bank and insurer, SNS REAAL holds a distinct position in its market by quickly and effectively translating client needs into accessible and transparent products. In-depth knowledge of products and efficiently designed processes lead to effective standardisations and combination options within product and client groups. SNS REAAL is a strong and flexible organisation that, through its core brands SNS Bank and REAAL Verzekeringen and specialised sales labels, enjoys strong positions in the Dutch market.

Activities
SNS Bank sells its housing and commercial mortgages, savings, investment and insurance products through its own branch offices, independent intermediaries, the internet and by telemarketing. The investment products range from do-it-yourself to advisory products and asset management.

With SNS Property Finance, SNS REAAL is one of the major financiers of property investments and projects in the Netherlands. SNS Property Finance is also active internationally.

REAAL Verzekeringen works almost exclusively through independent intermediaries to sell life insurance, including unit-linked policies and pensions, and non-life insurance, for example for home cover, mobility and disability insurance. Only its subsidiary Proteq sells non-life insurance to the consumer directly via the internet.

SNS Asset Management manages the investment funds of SNS Bank and ASN Bank, the investments of REAAL Verzekeringen and SNS REAAL Pension Fund as well as assets for institutional investors. SNS Asset Management also performs specialised investment research in the field of corporate social responsibility.

Listing
The SNS REAAL share is listed on Euronext Amsterdam. Since 2 March 2007, the SNS REAAL share has been included in the Amsterdam Mid Cap Index. At the end of 2007, the market capitalisation amounted to €4.3 billion.

Annexes: financial summaries

In € millions	SNS Bank		REAAL Verzekeringen		Group activities		Elimination		Total	
	[illegible]	Dec. 2006	[illegible]	Dec. 2006	[illegible]	Dec. 2006	[illegible]	Dec. 2006	[illegible]	Dec. 2006
Goodwill and other intangible fixed assets	186	214	696	669	—	—	—	—	882	883
Tangible fixed assets	155	163	75	81	—	—	79	76	309	320
Investment in associates	79	34	69	69	11	39	(2)	(3)	157	139
Subsidiaries	—	—	—	—	3,303	3,401	(3,303)	(3,401)	—	—
Investment property	5	6	221	205	—	—	(79)	(76)	147	135
Investments	3,491	2,038	9,741	9,064	140	198	(694)	(674)	12,678	10,626
Investments for insurance contracts on behalf of policyholders	—	—	4,079	3,955	—	—	—	—	4,079	3,955
Derivatives	1,191	804	35	137	2	2	—	—	1,228	943
Deferred tax assets	47	39	41	20	8	7	—	—	96	66
Reinsurance contracts	—	—	341	338	—	—	—	—	341	338
Loans and advances to customers	56,964	56,248	678	757	94	561	(922)	(866)	56,814	56,700
Loans and advances to credit institutions	4,499	3,607	210	162	100	100	(100)	(100)	4,709	3,769
Corporate tax	107	106	46	36	103	108	—	—	256	250
Other assets	438	436	168	400	92	39	(35)	(217)	663	658
Cash and cash equivalents	701	687	988	698	1,314	415	(1,969)	(840)	1,034	960
Total activa	67,863	64,382	17,388	16,591	5,167	4,870	(7,025)	(6,101)	83,393	79,742
Equity and liabilities										
Equity attributable to shareholders	2,053	2,097	1,250	1,304	3,545	3,200	(3,303)	(3,401)	3,545	3,200
Third-party interests	—	—	4	3	—	—	(3)	(3)	1	—
Group equity	2,053	2,097	1,254	1,307	3,545	3,200	(3,306)	(3,404)	3,546	3,200
Participation certificates and subordinated debts	1,495	1,448	117	120	292	299	(182)	(203)	1,722	1,664
Debt certificates	34,792	30,841	—	—	417	418	—	—	35,209	31,259
Technical provision, insurance operations	—	—	13,666	13,313	—	—	(30)	(30)	13,636	13,283
Provision for employee benefits	—	—	17	18	20	20	30	30	67	68
Other provisions	22	24	4	4	1	1	—	—	27	29
Derivatives	845	682	27	4	6	6	—	—	878	692
Deferred tax liabilities	103	97	125	146	—	—	—	—	228	243
Savings	14,955	13,678	—	—	—	—	—	—	14,955	13,678
Other amount due to customers	8,458	7,019	454	402	380	611	(2,376)	(1,553)	6,916	6,479
Amounts due to credit institutions	3,862	7,299	1,369	663	468	246	(1,075)	(674)	4,624	7,534
Corporate tax	11	7	12	6	—	—	—	—	23	13
Other liabilities	1,267	1,190	343	608	38	69	(86)	(267)	1,562	1,600
Total equity and liabilities	67,863	64,382	17,388	16,591	5,167	4,870	(7,025)	(6,101)	83,393	79,742

In € millions	SNS Bank		REAAL Verzekeringen		Group activities		Elimination		Total	
	[illegible]	1st hy 2006	[illegible]	1st hy 2006	[illegible]	1st hy 2006	[illegible]	1st hy 2006	[illegible]	1st hy 2006
Interest income banking operations third parties	1,562	1,063	—	—	—	—	—	—	1,562	1,063
Interest income banking operations group companies			—	—	—	—	—	—	—	—
Interest expense banking operations operations third parties	1,169	778	—	—	—	—	—	—	1,169	778
Interest expense banking operations group parties	16	13	—	—	—	—	(16)	(13)	—	—
Net interest income banking operations	377	272	—	—	—	—	16	13	393	285
Premium income	—	—	1,046	1,074	—	—	—	—	1,046	1,074
Reinsurance premium	—	—	29	27	—	—	—	—	29	27
Net premium income	—	—	1,017	1,047	—	—	—	—	1,017	1,047
Commission and management fees receivable from third parties	67	67	25	27	1	—	—	—	93	94
Commission and management fees receivable from group companies	14	12	4	—	13	—	(31)	(12)	—	—
Commission and management fees receivable due to third parties	6	16	—	—	1	—	—	—	7	16
Commission and management fees receivable due to group companies	10		—	—	—	—	(10)	—	—	—
Net commission and management fees	65	63	29	27	13	—	(21)	(12)	86	78
Share in the result of associates	—	—	2	1	236	196	(225)	(188)	13	9
Result on investments	4	34	316	302	41	24	(24)	(27)	337	333
Result on investments for insurance contracts on behalf of policyholders	—	—	168	(10)	—	—	—	—	168	(10)
Results on derivatives and other financial instruments	(4)	17	(5)	(3)	—	—	—	—	(9)	14
Other operating income	3	—	8	1	—	—	—	—	11	1
Total income	445	386	1,535	1,365	290	220	(254)	(214)	2,016	1,757
Expenses										
Technical expenses on insurance contracts	—	—	759	751	—	—	—	—	759	751
Technical expenses on insurance contracts on behalf of policyholders	—	—	386	236	—	—	—	—	386	236
Acquisition costs for insurance operations	—	—	132	122	—	—	(12)	(10)	120	112
Value adjustments to financial instruments and other assets	9	15	2	—	—	1	—	—	11	16
Staff costs	154	137	73	77	47	39	—	—	274	253
Depreciation and amortisation of tangible and intangible fixed assets	17	13	8	7	—	—	—	—	25	20
Other operating expenses	96	81	36	37	(13)	(18)	(6)	—	113	100
Other interest expenses	—	—	27	22	26	19	(11)	(13)	42	28
Total expenses	276	246	1,423	1,252	60	41	(29)	(23)	1,730	1,516
Operating profit before taxation	169	140	112	113	230	179	(225)	(191)	286	241
Taxation	34	28	21	35	(5)	(7)	—	(1)	50	55
Third party interests	—	—	1	—	—	—	—	—	1	—
Net profit attributable to shareholders	135	112	90	78	235	186	(225)	(190)	235	186

In € millions	Retail Banking		Property Finance		Elimination		Total	
	[illegible]	1st hy 2006	[illegible]	1st hy 2006	[illegible]	1st hy 2006	[illegible]	1st hy 2006
Interest income, banking operations	1,474	1,063	262	—	(174)	—	1,562	1,063
Interest expense, banking operations	1,185	791	174	—	(174)	—	1,185	791
Net interest income, banking operations	289	272	88	—	—	—	377	272
Commission and management fees receivable	80	79	1	—	—	—	81	79
Commission and management fees due	16	16	—	—	—	—	16	16
Net commission and management fees	64	63	1	—	—	—	65	63
Result on investments	4	34	—	—	—	—	4	34
Results on derivatives and other financial instruments	(4)	17	—	—	—	—	(4)	17
Other operating income	3	—	—	—	—	—	3	—
Total income	356	386	89	—	—	—	445	386
Expenses								
Value adjustments to financial instruments and other assets	10	15	(1)	—	—	—	9	15
Staff costs	137	137	17	—	—	—	154	137
Depreciation and amortisation of tangible and intangible fixed assets	16	13	1	—	—	—	17	13
Other operating expenses	84	81	12	—	—	—	96	81
Other interest expenses	—	—	—	—	—	—	—	—
Total expenses	247	246	29	—	—	—	276	246
Operating profit before taxation	109	140	60	—	—	—	169	140
Taxation	18	28	16	—	—	—	34	28
Third party interests	—	—	—	—	—	—	—	—
Net profit attributable to shareholders	91	112	44	—	—	—	135	112

In € millions	Life		Non-Life		Total	
	[illegible]	1st hy 2006	[illegible]	1st hy 2006	[illegible]	1st hy 2006
Premium income	814	848	232	226	1,046	1,074
Reinsurance premium	6	8	23	19	29	27
Net premium income	808	840	209	207	1,017	1,047
Commission and management fees receivable	19	21	10	6	29	27
Commission and management fees due	—	—	—	—	—	—
Net commission and management fees	19	21	10	6	29	27
Share in the result of associates	2	1	—	—	2	1
Result on investments	303	289	13	13	316	302
Result on investments for insurance contract on behalf of policyholders	168	(10)	—	—	168	(10)
Results on derivatives and other financial instruments	(5)	(3)	—	—	(5)	(3)
Other operating income	8	—	—	1	8	1
Total income	1,303	1,138	232	227	1,535	1,365
Expenses						
Technical expenses on insurance contracts	620	633	139	118	759	751
Technical expenses on insurance contracts on behalf of policyholders	386	236	—	—	386	236
Acquisition costs for insurance operations	78	69	54	53	132	122
Value adjustments to financial instruments and other assets	2	—	—	—	2	—
Staff costs	48	56	25	21	73	77
Depreciation and amortisation of tangible and intangible fixed assets	8	7	—	—	8	7
Other operating expenses	17	16	19	21	36	37
Other interest expenses	27	21	—	1	27	22
Total expenses	1,186	1,038	237	214	1,423	1,252
Operating profit before taxation	117	100	(5)	13	112	113
Taxation	22	31	(1)	4	21	35
Third party interests	1	—	—	—	1	—
Net profit attributable to shareholders	94	69	(4)	9	90	78

In € millions

	[illegible]	Share premium reserve	[illegible]	Cash flow hedge reserve	[illegible]	Profit sharing reserve	[illegible]	Profit for the year	[illegible]
Balance as at 1 January 2006	340	15	38	135	203	38	1,436	323	2,528
Transfer of 2005 net profit	–	–	–	–	–	–	323	(323)	–
Unrealised revaluations from cash flow hedges	–	–	–	(90)	–	–	–	–	(90)
Deferred interest income from cash flow hedges	–	–	–	6	–	–	–	–	6
Unrealised revaluations	–	–	3	–	(56)	–	–	–	(53)
Realised revaluations through income statement	–	–	–	–	(61)	–	–	–	(61)
Change in profit-sharing reserve	–	–	–	–	23	(25)	2	–	–
Amounts charged directly to equity	–	–	3	(84)	(94)	(25)	325	(323)	(198)
Net profit 1st halfyear 2006	–	–	–	–	–	–	–	186	186
Net profit	–	–	–	–	–	–	–	186	186
Share issue	40	376	–	–	–	–	–	–	416
Costs related to share issue	–	(12)	–	–	–	–	–	–	(12)
Transactions with shareholders	40	364	–	–	–	–	–	–	404
Total changes in equity 1st half year 2006	40	364	3	(84)	(94)	(25)	325	(137)	392
Balance as at 30 June 2006	380	379	41	51	109	13	1,761	186	2,920
Balance as at 1 January 2007	383	376	49	89	202	25	1,757	319	3,200
Transfer of 2006 net profit	–	–	–	–	–	–	371	(371)	–
Transfer of 2006 dividend	–	–	–	–	–	–	(52)	52	–
Unrealised revaluations from cash flow hedges	–	–	–	(65)	–	–	–	–	(65)
Deferred interest income from cash flow hedges	–	–	–	5	–	–	–	–	5
Unrealised revaluations	–	–	2	–	(67)	–	–	–	(65)
Realised revaluations through equity	–	–	–	–	–	–	–	–	–
Realised revaluations through income statement	–	–	–	(1)	(60)	–	–	–	(61)
Change in profit-sharing reserve	–	–	–	–	9	(11)	2	–	–
Employee benefits	–	–	–	–	–	–	2	–	2
Amounts charged directly to equity	–	–	2	(61)	(118)	(11)	323	(319)	(184)
Net profit 1st halfyear 2007	–	–	–	–	–	–	–	235	235
Net profit	–	–	–	–	–	–	–	235	235
Share issue	34	316	–	–	–	–	–	–	350
Costs related to share issue	–	(9)	–	–	–	–	–	–	(9)
Interim dividend paid	4	(4)	–	–	–	–	(47)	–	(47)
Transactions with shareholders	38	303	–	–	–	–	(47)	–	294
Total changes in equity 1st half year 2007	38	303	2	(61)	(118)	(11)	276	(84)	345
Balance as at 30 June 2007	421	679	51	28	84	14	2,033	235	3,545

In € millions	[illegible]	1st hy 2006
Cash and cash equivalents as at 1 January	960	1,076
Cash flow from operating activities	(1,954)	348
Cash flow from investing activities	(2,355)	(707)
Cash flow from financing activities	4,383	835
Cash and cash equivalents as at 30 June	1,034	1,552

General information

Group structure

SNS REAAL N.V., incorporated and established in the Netherlands, is a public limited liability company incorporated under the laws of the Netherlands. SNS REAAL N.V.'s registered office is located at the address Croeselaan 1, 3521 BJ Utrecht. SNS REAAL N.V. is the parent company of SNS Bank N.V., REAAL Verzekeringen N.V., SNS REAAL Invest N.V. and SNS Asset Management N.V. and their respective group companies (referred to below as the Group or SNS REAAL). The consolidated financial statements of the Group comprise the accounts of all the companies controlled by SNS REAAL and the interest of SNS REAAL in associated subsidiaries and entities.

A number of corporate staff departments are shared. The costs of the corporate staff departments are recharged on the basis of the services provided, and, if more appropriate, proportionally allocated to the Group's subsidiaries. The costs of the Group Executive Board and other specific company costs are not allocated to group subsidiaries.

The main accounting principles used in the preparation of the consolidated financial statements and the company financial statements are set out in this section.

The consolidated financial statements of SNS REAAL for the financial year 2006 are available on request from the registered office of the Company at the address Croeselaan 1, P.O. Box 8444, 3503 RK Utrecht, or via www.snsreaal.nl.

These condensed consolidated interim financial statements were approved by the Supervisory Board on 15 August 2007. These condensed consolidated interim financial statements have not been audited.

Basis of preparation

Statement of IFRS compliance

SNS REAAL prepares the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS), as adopted within the European Union (EU).

Application dates

SNS REAAL has applied IFRS 7 (Financial instruments: Disclosures) since 1 January 2007. This standard only impacts the required disclosures in the annual financial statements, not the recognition and valuation principles. IFRS 7 disclosures have not been included in these condensed consolidated interim financial statements. IFRS 8 (Information by segment) has not yet been adopted by the EU. First application of this standard is dependent on adoption by the EU.

Main accounting principles for financial reporting

Excluding the presentation changes set out below, the principles for financial reporting which SNS REAAL has applied in these condensed consolidated interim financial statements are the same as those applied by SNS REAAL in the consolidated financial statements for the financial year 2006.

Presentation changes

As from 1 January 2007, SNS REAAL recognises the change in the provision for unearned premiums in the net premium income instead of in the technical expenses on insurance contracts, in order to better match the nature of the item. The comparative figures have been restated. For the first half of 2007, this reclassification amounts to € 27 million (2006: € 25 million).

As from 1 January 2007, SNS REAAL recognises the change in the provision for unearned commissions in the acquisition costs insurance operations instead of in the technical expenses on insurance contracts, in order to better match the nature of the item. The comparative figures have been restated. The reclassification amounted to € 6 million for both the first half of 2006 and the first half of 2007.

As from 1 January 2007, the fees which the underwriting agents business receives from SNS Bank are presented under net commissions and management fees instead of under other operating costs in the income statement of REAAL Verzekeringen. In the income statements by segment of REAAL Leven and REAAL Schade these concern the items 'other income' and 'other expenses'. The comparative figures have been restated. For the first half of 2006 the reclassification amounted to € 3 million; for the first half of 2007 the reclassification amounted to € 3 million.

As from 1 January 2007, SNS REAAL has changed its definitions of core capital and core capital ratio. The new definitions are:

- Core capital: Tier 1 capital less innovative Tier 1 instruments as defined by the Dutch Central Bank
- Core capital ratio: This ratio expresses core capital as a percentage of total risk-weighted assets.

Under the old definition, the Tier 1 capital was also adjusted for the deduction of intangible fixed assets to be included in the calculation of the Tier 1 capital, and the deferred sales result on the securitisation entities. This changed the core capital ratio presented for the first half of 2006 from 6.8% to 6.5%, and the core capital ratio at year-end 2006 from 7.4% to 6.5%.

Purchase price adjustments SNS Property Finance

As announced in the 2006 Annual Report, the calculations of the IFRS purchase accounting adjustments for pensions and investments in associates of SNS Property Finance were completed in the first half of 2007. As a result of these calculations, goodwill decreased by € 27 million, while investments in associates increased by € 40 million; the deferred tax liabilities increased by € 14 million. Furthermore, the costs directly attributable to the acquisition decreased by € 1 million. No IFRS purchase accounting adjustments were made to pensions, as the existing multi-employer contract was renegotiated and renewed.

Disclaimer

Reservation concerning forward looking statements

This interim report contains forward looking statements concerning future events. Those forward looking statements are based on the current information and assumptions of the SNS REAAL management concerning known and unknown risks and uncertainties.

Forward looking statements do not relate to definite facts and are subject to risk and uncertainty. The actual results may differ considerably as a result of risks and uncertainties relating to SNS REAAL's expectations regarding such matters as the assessment of market risk or possible acquisitions, or business expansion and premium growth and investment income or cash flow predictions or, more generally, the economic climate and changes in the law and taxation.

SNS REAAL cautions that expectations are only valid on specific dates, and accepts no responsibility for the revision or updating of any information following changes in policy, developments, expectations or the like.

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Publication date:	**18 jul 07 - 08:27**
Legal name:	**SNS Reaal N.V.**
Title:	**SNS REAAL reports successful EUR 250M of Hybrid Capital Securities**
Comments:	Utrecht 18 July 2007 - SNS REAAL N.V. ("SNS REAAL"), the Netherlands-based bank and insurance group, reports that following a successful launch and pricing on Monday July 9th, on July 17th it has issued Hybrid Capital Securities in the amount of EUR 350 million with an initial coupon of 6.258%, payable annually in arrears until the first call date in July 2017. The issue price is 100 per cent. The issue was priced, based on a spread of 129 basis points over the 10 year mid swap rate. If the issue is not called in 2017, the coupon will reset quarterly at a margin of 229 bps over the 3-month Euribor. The transaction was launched after a 3-day investor roadshow across Europe. Proceeds from the issue will be mainly used in relation to SNS REAAL's acquisition of AXA's Dutch insurance operations. The terms are designed to allow the issue to become part of SNS REAAL's regulatory capital. The issue is expected to be rated 'Baa1/BBB' by Moody's and Standard & Poor's Rating Services and will be listed on Eurolist by Euronext Amsterdam N.V.

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20070718000000011_18072007 SNS REAAL reports successful EUR 350m issue of Hybrid Capital Securities.pdf

Date of most recent update: 28 dec 07

AFM

AFM

SNS REAAL

SNS REAAL reports successful EUR 350m issue of Hybrid Capital Securities

Utrecht 18 July 2007 - SNS REAAL N.V. ("SNS REAAL"), the Netherlands-based bank and insurance group, reports that following a successful launch and pricing on Monday July 9th, on July 17th it has issued Hybrid Capital Securities in the amount of EUR 350 million with an initial coupon of 6.258%, payable annually in arrears until the first call date in July 2017. The issue price is 100 per cent. The issue was priced, based on a spread of 129 basis points over the 10 year mid swap rate. If the issue is not called in 2017, the coupon will reset quarterly at a margin of 229 bps over the 3-month Euribor. The transaction was launched after a 3-day investor roadshow across Europe.

Proceeds from the issue will be mainly used in relation to SNS REAAL's acquisition of AXA's Dutch insurance operations. The terms are designed to allow the issue to become part of SNS REAAL's regulatory capital.

The issue is expected to be rated 'Baa1/BBB' by Moody's and Standard & Poor's Rating Services and will be listed on Eurolist by Euronext Amsterdam N.V.

For more information:

SNS REAAL Investor Relations
investorrelations@snsreaal.nl

Jacob Bosscha
Tel.: +31 (0) 30 291 4246
jacob.bosscha@snsreaal.nl

Ralph van 't Hoff
Tel.: +31 (0) 30 291 4247
ralph.vanthoff@snsreaal.nl

DISCLAIMER

Not for release, distribution or publication into or in the United States, Canada, or Japan

This announcement is not an offer to sell or a solicitation of any offer to buy the hybrid capital securities of SNS REAAL N.V. (the "Company", and such securities, the "Securities") in the United States, Canada or Japan or in any other jurisdiction. The information contained herein is not for publication or distribution into the United States, Canada or Japan. Neither this announcement nor any copy of it may be taken or distributed or published, directly or indirectly, in the United States of America, Canada or Japan. The Securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of Securities of the Company is being made in the United States.

No offer of securities in Australia

This announcement is not an offer to sell or an issue or an invitation to apply for the issue of hybrid capital securities of SNS REAAL N.V. (the "Company", and such securities, the "Securities") to persons in Australia. Neither this announcement nor any copy of it may be taken or distributed or published, directly or indirectly, in Australia, without the consent of the Company. No offering of Securities of the Company will be made in any form to any persons in Australia and no persons in Australia will be invited to apply for the issue of Securities of the Company.

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Pub'"ation date:	**02 jul 07 - 08:27**
Le, iame:	**SNS Reaal N.V.**
Title:	**Overname Regio Bank door SNS REAAL afgerond**
Comments:	Utrecht, 2 juli 2007 - SNS REAAL heeft op 1 juli 2007 de overname van Regio Bank definitief afgerond. Regio Bank en CVB Bank zijn per die datum samengevoegd en zullen opereren onder de nieuwe naam SNS Regio Bank, onder leiding van Mark Straub, lid van de directie van SNS Bank. Meer informatie: SNS REAAL Concern Communicatie concerncommunicatie@snsreaal.nl Tel: 030 291 4844

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200707020000000008_02072007 Closing RB ENG.pdf
200707020000000008_02072007 Closing RB NL.pdf

Date of most recent update: 28 dec 07

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SNS REAAL

SNS REAAL closes Regio Bank acquisition

Utrecht, 2 July 2007. - On July 1 2007 SNS REAAL has closed the acquisition of Regio Bank.
Regio Bank and CVB Bank have been merged as of this date and will operate under the new name of SNS Regio Bank. It will be headed by Mark Straub, member of the Board of Directors of SNS Bank.

More information:
SNS REAAL Corporate Communications
concerncommunicatie@snsreaal.nl
Tel: +31 (0) 30 291 4844

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price-sensitive press releases details



The Market Abuse Act became effective on October 1, 2005. On the basis of Article 47(1) of the Act on the Supervision of the Securities Trade 1995 (Wte 1995), public companies listed on Euronext Amsterdam are required to publicize price-sensitive information through the use of, among others, a press release. On the basis of Article 47(9) of the Wte 1995, the AFM is required to maintain a public register of these press releases.

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Publication date:	**27 jun 07 - 15:34**
Legal name:	**SNS Reaal N.V.**
Title:	**Volledige uitoefening overtoewijzingsoptie van Stichting Beheer SNS REAAL**
Comments:	

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SNS REAAL

Full exercise of the over-allotment option granted by Stichting Beheer SNS REAAL

Utrecht, June 27 2007 – SNS REAAL N.V. ("SNS REAAL") announces that Lehman Brothers, as Sole Global Co-ordinator on behalf of the Underwriters of the offering, which was announced on 13 June 2007, has fully exercised the over-allotment option. The over-allotment option requires the selling shareholder, Stichting Beheer SNS REAAL, to sell an additional 3,030,303 existing ordinary shares ("Shares") at the offer price of € 16.50 per Share. Total gross proceeds of the over-allotment option will be approximately € 50 million for Stichting Beheer SNS REAAL. Stichting Beheer SNS REAAL will own approximately 54.3% of SNS REAAL's outstanding share capital after the exercise of the over-allotment option.

The total offering of new and existing ordinary shares in the capital of SNS REAAL therefore increases to 36,363,636 shares and the total gross proceeds of the offering will amount to € 600 million, of which € 350 million is for SNS REAAL and € 250 million is for Stichting Beheer SNS REAAL. The total number of SNS REAAL shares outstanding is unaffected by the exercise of the over-allotment option and remains 258,555,997.

For more information:
SNS REAAL Corporate Communications
Tom Gordijn
concerncommunicatie@snsreaal.nl
Tel.: + 31 (0) 30 291 4877

SNS REAAL Investor Relations
investorrelations@snsreaal.nl

Jacob Bosscha	Ralph van 't Hoff
Tel.: +31 (0) 30 291 4246	Tel.: +31 (0) 30 291 4247
jacob.bosscha@snsreaal.nl	ralph.vanthoff@snsreaal.nl

For additional information about the shares, SNS REAAL and the Stichting Beheer SNS REAAL we refer to the prospectus dated 13 June 2007 and the pricing statement dated 22 June 2007. Copies of the prospectus and the pricing statement, the Annual Reports 2004, 2005 and 2006, the Articles of Association of SNS REAAL, the SNS REAAL Sustainability Report 2006 and the European Embedded Value Report 2006 are amongst others available via the SNS REAAL website (www.snsreaal.nl).

DISCLAIMER

Not for release, distribution or publication into or in the United States, Canada, or Japan

This announcement is not an offer to sell or a solicitation of any offer to buy the securities of SNS REAAL N.V. (the "Company", and such securities, the "Securities") in the United States, Canada or Japan or in any other jurisdiction. The information contained herein is not for publication or distribution into the United States, Canada or Japan. Neither this announcement nor any copy of it may be taken or distributed or published, directly or indirectly, in the United States of America, Canada or Japan. The Securities have not been and will not be registered under the U.S. Securities Act

of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of Securities of the Company is being made in the United States, Canada or Japan.

No offer of securities in Australia

This announcement is not an offer to sell or an issue or an invitation to apply for the issue of securities of SNS REAAL N.V. (the "Company", and such securities, the "Securities") to persons in Australia. Neither this announcement nor any copy of it may be taken or distributed or published, directly or indirectly, in Australia, without the consent of the Company. No offering of Securities of the Company will be made in any form to any persons in Australia and no persons in Australia will be invited to apply for the issue of Securities of the Company.

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price-sensitive press releases details

The Market Abuse Act became effective on October 1, 2005. On the basis of Article 47(1) of the Act on the Supervision of the Securities Trade 1995 (Wte 1995), public companies listed on Euronext Amsterdam are required to publicize price-sensitive information through the use of, among others, a press release. On the basis of Article 47(9) of the Wte 1995, the AFM is required to maintain a public register of these press releases.

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Publication date:	**27 jun 07 - 15:30**
Legal name:	**SNS Reaal N.V.**
Title:	**Volledige uitoefening toewijzingsoptie van Stichting Beheer SNS REAAL**
Comments:	

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200706270000000059_27062007 Greenshoe Stichting ENG.pdf
200706270000000059_27062007 Greenshoe Stichting NL.pdf

Date of most recent update: 28 dec 07

AFM

AFM

STICHTING BEHEER
SNS REAAL

Stichting Beheer SNS REAAL announces full exercise of the over-allotment option

Utrecht, June 27, 2007 – Stichting Beheer SNS REAAL announces that Lehman Brothers, as Sole Global Co-ordinator on behalf of the Underwriters of the offering, which was announced on 13 June 2007, has fully exercised the over-allotment option. The over-allotment option requires the selling shareholder, Stichting Beheer SNS REAAL, to sell an additional 3,030,303 existing ordinary shares ("Shares") at the offer price of € 16.50 per Share. Gross proceeds of the over-allotment option will be approximately € 50 million for Stichting Beheer SNS REAAL. Therefore the total gross proceeds of the offering will amount to approximately € 250 million for Stichting Beheer SNS REAAL. Stichting Beheer SNS REAAL will own approximately 54.3% of SNS REAAL's outstanding share capital after the exercise of the over-allotment option.

For more information about the Stichting Beheer SNS REAAL:

Stichting Beheer SNS REAAL
Ad Brits
Tel.: +31 (0) 33 464 9526
ad.brits@snsreaal.nl

Not for release, distribution or publication into or in the United States, Canada, or Japan
This announcement is not an offer to sell or a solicitation of any offer to buy the securities of SNS REAAL N.V. (the "Company", and such securities, the "Securities") in the United States, Canada or Japan or in any other jurisdiction. The information contained herein is not for publication or distribution into the United States, Canada or Japan. Neither this announcement nor any copy of it may be taken or distributed or published, directly or indirectly, in the United States of America, Canada or Japan. The Securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of Securities of the Company is being made in the United States, Canada or Japan.

No offer of securities in Australia
This announcement is not an offer to sell or an issue or an invitation to apply for the issue of securities of SNS REAAL N.V. (the "Company", and such securities, the "Securities") to persons in Australia. Neither this announcement nor any copy of it may be taken or distributed or published, directly or indirectly, in Australia, without the consent of the Company. No offering of Securities of the Company will be made in any form to any persons in Australia and no persons in Australia will be invited to apply for the issue of Securities of the Company.

close window

price-sensitive press releases details



The Market Abuse Act became effective on October 1, 2005. On the basis of Article 47(1) of the Act on the Supervision of the Securities Trade 1995 (Wte 1995), public companies listed on Euronext Amsterdam are required to publicize price-sensitive information through the use of, among others, a press release. On the basis of Article 47(9) of the Wte 1995, the AFM is required to maintain a public register of these press releases.

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Publication date:	**22 jun 07 - 00:50**
Legal name:	**SNS Reaal N.V.**
Title:	**Stichting Beheer SNS REAAL verkoopt aandelen SNS REAAL voor € 16,50 per aandeel**
Comments:	

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200706220000000002_22062007 Persbericht Stichting DEF NL.pdf
200706220000000002_22062007 Persbericht Stichting DEF ENG.pdf

Date of most recent update: 28 dec 07

AFM

AFM

STICHTING BEHEER
SNS REAAL

Stichting Beheer SNS REAAL offering priced at € 16.50 per share

Utrecht, June 22, 2007 - Stichting Beheer SNS REAAL today announced it sold 12,121,212 existing ordinary SNS REAAL shares at a price of € 16.50. This price is equal to the price of the offering of new ordinary SNS REAAL shares announced by SNS REAAL today. Gross proceeds for Stichting Beheer SNS REAAL amount to approximately € 200 million.

The decision to sell the shares was taken in order to increase the free float and thereby the liquidity in SNS REAAL shares. As a result of the offering of the new and existing ordinary shares, the stake held by Stichting Beheer SNS REAAL in SNS REAAL has diluted from approximately 65.5% tot 55.4%.

As indicated previously, the Stichting Beheer SNS REAAL has granted the underwriters an over-allotment option pursuant to which the underwriters may require the Foundation to sell at the same offer price up to € 50 million additional existing ordinary shares held by it, to cover over-allotments, if any. In case the over-allotment option is fully exercised the total shareholding of Stichting Beheer SNS REAAL will decrease to approximately 54.3%.

The Foundation is SNS REAAL's majority shareholder. The goal of the Foundation is to support SNS REAAL in its growth and development and to act in the best interest of SNS REAAL and its stakeholders.

Lehman Brothers acted as Sole Global Co-ordinator for the offering.
Lehman Brothers and Rabo Securities acted as Joint Bookrunners. SNS Securities acted as Co-Lead Manager.

For more information about the Stichting Beheer SNS REAAL:

Stichting Beheer SNS REAAL
Ad Brits
Tel.: +31 (0) 33 464 9526
ad.brits@snsreaal.nl

Not for release, distribution or publication into or in the United States, Canada, or Japan
This announcement is not an offer to sell or a solicitation of any offer to buy the securities of SNS REAAL N.V. (the "Company", and such securities, the "Securities") in the United States, Canada or Japan or in any other jurisdiction. The information contained herein is not for publication or distribution into the United States, Canada or Japan. Neither this announcement nor any copy of it may be taken or distributed or published, directly or indirectly, in the United States of America, Canada or Japan. The Securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of Securities of the Company is being made in the United States.

No offer of securities in Australia
This announcement is not an offer to sell or an issue or an invitation to apply for the issue of securities of SNS REAAL N.V. (the "Company", and such securities, the "Securities") to persons in Australia. Neither this announcement nor any copy of it may be taken or distributed or published, directly or indirectly, in Australia, without the consent of the Company. No offering of Securities of the Company will be made in any form to any persons in Australia and no persons in Australia will be invited to apply for the issue of Securities of the Company.

close window

price-sensitive press releases details



The Market Abuse Act became effective on October 1, 2005. On the basis of Article 47(1) of the Act on the Supervision of the Securities Trade 1995 (Wte 1995), public companies listed on Euronext Amsterdam are required to publicize price-sensitive information through the use of, among others, a press release. On the basis of Article 47(9) of the Wte 1995, the AFM is required to maintain a public register of these press releases.

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Publication date:	**22 jun 07 - 00:45**
Legal name:	**SNS Reaal N.V.**
Title:	**SNS REAAL aandelenplaatsing voor € 16,50 per aandeel**
Comments:	

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Related documents

200706220000000001_22062007 Persbericht emissieprijs DEF ENG.pdf

200706220000000001_22062007 Persbericht emissieprijs DEF NL.pdf

Date of most recent update: 28 dec 07

AFM

AFM

SNS REAAL

SNS REAAL *offering priced at € 16.50 per share*

Utrecht, June 22, 2007 - SNS REAAL N.V. ("SNS REAAL") announced today that it priced the offering of 21,212,121 new ordinary shares at € 16.50 per share. Stichting Beheer SNS REAAL today announced it sold 12,121,212 existing ordinary shares, also at a price of € 16.50. Gross proceeds of the offering for SNS REAAL amount to approximately € 350 million. Gross proceeds for Stichting Beheer SNS REAAL amount to approximately € 200 million.

SNS REAAL will use the proceeds from the offering of new ordinary shares to partly fund its acquisition of AXA S.A.'s Dutch insurance operations, consisting of AXA Nederland B.V., Winterthur Verzekeringen Holding B.V. and DBV Holding N.V. which was announced on 4 June 2007.

The offering of existing ordinary shares by Stichting Beheer SNS REAAL was aimed at increasing the free float and thereby the liquidity of SNS REAAL shares. Following the offering of new ordinary shares the number of outstanding shares totals 258,555,997. As a result of the offering of the new and existing ordinary shares, the stake held by Stichting Beheer SNS REAAL in SNS REAAL has diluted from approximately 65.5% tot 55.4%.
Approximately 7% of the shares offered were allocated to retail investors in the Netherlands and approximately 93% were allocated to Dutch and international institutional investors.
Stichting Beheer SNS REAAL as the selling shareholder has granted to the underwriters an over-allotment option, exercisable within 30 calendar days after today, pursuant to which the underwriters may require the selling shareholder to sell up to an additional 3,030,303 ordinary shares at the issue price, exclusively to cover any over-allotments. In case the over-allotment option is fully exercised the total shareholding of Stichting Beheer SNS REAAL will decrease to approximately 54.3%.

Sjoerd van Keulen, CEO and Chairman of the Executive Board of SNS REAAL, commented: "We are delighted with the success of the offering, the proceeds of which we will use to partly finance the acquisition."

The ordinary shares are listed on Eurolist by Euronext under the symbol "SR". The settlement date is expected to be on or about 26 June 2007. Settlement is subject to customary conditions.

Lehman Brothers acted as Sole Global Co-ordinator for the offering.
Lehman Brothers and Rabo Securities acted as Joint Bookrunners. SNS Securities acted as Co-Lead Manager.

For more information:
SNS REAAL Corporate Communications
Tom Gordijn
concerncommunicatie@snsreaal.nl
Tel.: +31 (0) 30 291 4877

SNS REAAL Investor Relations
investorrelations@snsreaal.nl

Jacob Bosscha	Ralph van 't Hoff
Tel.: +31 (0) 30 291 4246	Tel.: +31 (0) 30 291 4247
jacob.bosscha@snsreaal.nl	ralph.vanthoff@snsreaal.nl

Stabilisation
In connection with the offering, Lehman Brothers as stabilisation agent on behalf of the underwriters may over-allot or effect transactions that stabilise or maintain the market price of the SNS REAAL share at levels above those which might otherwise prevail in the open market. Such transactions, if commenced, may be effected on Eurolist by Euronext Amsterdam N.V., in the over-the-counter market or otherwise. There is no assurance that such stabilisation will be undertaken and, if it is, it may commence on 22 June 2007, may be discontinued at any time without prior notice and will end no later than 30 calendar days after 22 June 2007.

For additional information about the shares, SNS REAAL and the Stichting Beheer SNS REAAL we refer to the prospectus dated 13 June 2007 and the pricing statement dated 22 June 2007. Copies of the prospectus and the pricing statement, the Annual Reports 2004, 2005 and 2006, the Articles of Association of SNS REAAL, the SNS REAAL Sustainability Report 2006 and the European Embedded Value Report 2006 are amongst others available via the SNS REAAL website (www.snsreaal.nl).

close window

price-sensitive press releases details



The Market Abuse Act became effective on October 1, 2005. On the basis of Article 47(1) of the Act on the Supervision of the Securities Trade 1995 (Wte 1995), public companies listed on Euronext Amsterdam are required to publicize price-sensitive information through the use of, among others, a press release. On the basis of Article 47(9) of the Wte 1995, the AFM is required to maintain a public register of these press releases.

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Publication date:	**15 jun 07 - 07:57**
Legal name:	**SNS Reaal N.V.**
Title:	**SNS SECURITIES EN VVAA VOEREN ONDERHANDELINGEN OVER OVERNAME FBS BANKIERS**
Comments:	Utrecht, 15 juni 2006 - SNS Securities en VVAA Groep voeren exclusieve onderhandelingen over een mogelijke overname van FBS Bankiers, een gespecialiseerde effectenbank die diensten verleent aan zowel institutionele als particuliere cliënten. Partijen streven ernaar om nog deze zomer tot overeenstemming te komen. In totaal zullen ongeveer 30 medewerkers in dienst treden bij SNS Securities. Het is de bedoeling om de ondernemingen van SNS Securities en FBS Bankiers op korte termijn te integreren. Door de overname van FBS Bankiers verstevigt SNS Securities haar positie in de Nederlandse markt. Het streven van partijen is ernaar dat nog deze zomer definitieve overeenstemming wordt bereikt en dat kort daarna de voorgenomen overname wordt voltooid. Deze overeenstemming is onderworpen aan de goedkeuring van de toezichthouders en aan het advies van de betrokken ondernemingsraden. De in Amsterdam gevestigde effectenbank FBS Bankiers biedt beleggingsdiensten aan zowel institutionele als particuliere beleggers. De dienstverlening bestaat primair uit het verstrekken van effectenadvies en het voeren van vermogensbeheer. FBS Bankiers heeft een jaarlijkse omzet van minder dan € 10 miljoen. FBS Bankiers is een dochter van VVAA Groep te Utrecht. VVAA Groep verleent financiële diensten aan professionals in de gezondheidszorg. SNS Securities, een dochteronderneming van SNS Bank, is onderdeel van SNS REAAL. SNS REAAL verleent diensten op het gebied van bankieren en verzekeren. SNS Securities verleent beleggingsdiensten op het gebied van research, liquidity providing en corporate finance. Verder levert SNS Securities advies- en beheerdiensten aan zowel institutionele als particuliere beleggers. Meer informatie: SNS REAAL Concern Communicatie concerncommunicatie@snsreaal.nl Tel: 030 - 291.4877 SNS REAAL Investor Relations investorrelations@snsreaal.nl Tel: 030- 291.4246

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20070615000000004_15062007 Persbericht SNS FBS EN.pdf
20070615000000004_15062007 Persbericht SNS FBS NL.pdf

Date of most recent update: 28 dec 07

AFM

AFM

SNS REAAL

SNS SECURITIES AND VVAA ARE NEGOTIATING ACQUISITION OF FBS BANKIERS

Utrecht, 15 June 2007 - SNS Securities and VVAA Groep are engaged in exclusive negotiations regarding a potential acquisition of FBS Bankiers, a specialised securities firm that provides services to both private and institutional clients The parties are looking to reach agreement as early as this summer.

A total of 30 employees will join SNS Securities. It is the intention to integrate SNS Securities and FBS Bankiers as soon as possible.

By acquiring FBS Bankiers SNS Securities will strengthen its position in the Dutch market.

The parties are looking to reach final agreement and complete the proposed acquisition before the end of the summer, subject to the approval of the regulatory authorities and the recommendation of the works councils involved.

Amsterdam-based securities firm FBS Bankiers provides investment services to both private and institutional investors. Its core services are securities advice and asset management. FBS Bankiers has a turnover of less than € 10 million.

FBS Bankiers is a subsidiary of VVAA Groep, a Utrecht-based financial service provider for healthcare professionals.

SNS Securities, a subsidiary of SNS Bank, is part of SNS REAAL, a banking and insurance service provider. SNS Securities provides investment services related to research, liquidity provision and corporate finance, in addition to providing consultancy and management services to both private and institutional investors.

For more information, please contact:
SNS REAAL Corporate Communications
concerncommunicatie@snsreaal.nl
Tel: 030 - 291.4877

SNS REAAL Investor Relations
investorrelations@snsreaal.nl
Tel: 030- 291.4246

close window

price-sensitive press releases details

The Market Abuse Act became effective on October 1, 2005. On the basis of Article 47(1) of the Act on the Supervision of the Securities Trade 1995 (Wte 1995), public companies listed on Euronext Amsterdam are required to publicize price-sensitive information through the use of, among others, a press release. On the basis of Article 47(9) of the Wte 1995, the AFM is required to maintain a public register of these press releases.

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Publication date:	**13 jun 07 - 07:49**
Legal name:	**SNS Reaal N.V.**
Title:	**Stichting Beheer SNS REAAL kondigt de verkoop aan van maximaal € 250 miljoen gewone aandelen in SNS REAAL**
Comments:	

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200706130000000005_DEF-MGS70431-Persbericht_STICHTING_SNS_REAAL_EN.pdf
200706130000000005_MGS70431-Persbericht_STICHTING_SNS_REAAL_NL.pdf

Date of most recent update: 28 dec 07

AFM

AFM

STICHTING BEHEER SNS REAAL

Press Release

PERSBERICHT

Utrecht, 13 June 2007

Stichting Beheer SNS REAAL offers up to € 250 million ordinary shares in SNS REAAL N.V.

Utrecht, 13 June 2007 – To increase the free float and, thereby, the liquidity in SNS REAAL shares, the Stichting Beheer SNS REAAL ('the Foundation') shall sell up to € 200 million of existing ordinary shares, upon request of the Executive Board of SNS REAAL.

The offering will take place concurrently with SNS REAAL's offering of new ordinary shares of € 350 million to partly fund its acquisition (the 'Acquisition') of AXA S.A.'s Dutch insurance operations, consisting of AXA Nederland B.V., Winterthur Verzekeringen Holding B.V. and DBV Holding N.V. ('AXA NL Combined'). More information regarding the Acquisition and its financial impact on SNS REAAL can be found in SNS REAAL's press release dated 4 June 2007 and the prospectus for the equity offering published today.

In addition, the Foundation has granted the underwriters an over-allotment option pursuant to which the underwriters may require the Foundation to sell at the same offer price up to € 50 million additional existing ordinary shares held by it, to cover over-allotments, if any. Proceeds of the sale of existing shares will accrue to the Foundation.

The combined offering of new and existing ordinary shares can, therefore, be up to € 600 million (including the over-allotment option).

Stichting Beheer SNS REAAL (The Foundation)

The Foundation is SNS REAAL's majority shareholder. The goal of the Foundation is to support SNS REAAL in its growth and development and to act in the best interest of SNS REAAL and its stakeholders. The Foundation supports the decision of SNS REAAL to acquire AXA NL Combined.

To the extent the offering of the new ordinary shares is over-subscribed, the Foundation shall, at the request of the Executive Board of SNS REAAL, sell existing ordinary shares up to a maximum of € 250 million, including the over-allotment option. Based on the closing price of SNS REAAL shares on Friday 8 June of € 17.29, and based on the maximum offering size of € 600 million (i.e. € 350 million primary issue and € 250 million secondary sale), the Foundation would dilute its ownership in SNS REAAL from 65.5% to approximately 55%, resulting in a free float post transaction of approximately 45%. This offering will not dilute the

Foundation to a minority shareholding, however, the Foundation accepts that future growth of SNS REAAL may require it to become a minority shareholder.

By way of backstop in the event of insufficient demand in relation to the offering of the new ordinary shares, the Foundation will undertake not to offer and sell any of its existing ordinary shares and to subscribe at the request of the Executive Board of SNS REAAL for up to 65.5% of the new ordinary shares being offered by SNS REAAL.

[illegible]

The offering will be conducted on a non-pre emptive basis and will consist of a public offering to institutional and retail investors in the Netherlands and an international offering to institutional investors. The offer to retail investors in the Netherlands will commence once the prospectus is made generally available, which is expected to be the case no later than 14 June 2007. Similar to the IPO of SNS REAAL, eligible retail investors will receive guaranteed allocation for the first two hundred shares they subscribe for.

Lock up

The Foundation has agreed with the underwriters not to sell ordinary shares for a period of 360 days after settlement.

Timing

Expected timetable for the equity offering:

Start subscription period for qualified investors	Wednesday 13 June at 9:00 CET
Start subscription period for retail investors	Thursday 14 June at 9:00 CET
End subscription period	Thursday 21 June at 17:30 CET
Pricing	Friday 22 June
Closing and settlement	Tuesday 26 June

Lehman Brothers is acting as Sole Global Co-Ordinator on the equity offering. Lehman Brothers and Rabo Securities are acting as Joint Bookrunners and Joint Listing Agents and SNS Securities as a Co-Lead Manager on the equity offering.

Additional information

The prospectus for the equity offering referred to in this announcement will be available at the start of the subscription period for retail investors on the company website www.snsreaal.nl and at SNS REAAL's head office, Croeselaan 1, 3521 BJ Utrecht. In addition, the prospectus can be obtained at Euronext Amsterdam, website www.euronext.com, and at Rabo Securities; email: prospectus@rabobank.com; tel: +31 (0)20 462 4602 fax: +31 (0)20 460 4949 and Amstelplein 1, 1096 HA Amsterdam.

For more information about the Stichting Beheer SNS REAAL:
Stichting Beheer SNS REAAL
concerncommunicatie@snsreaal.nl
Ad Brits
Tel: +31 (0) 33 464 9526
ad.brits@snsreaal.nl

These materials are not for release, distribution or publication, whether directly or indirectly and whether in whole or in part, into or in the United States, Australia, Canada, or Japan

These materials are for information purposes only and are not intended to constitute, and should not be construed as, an offer to sell or a solicitation of any offer to buy the securities of SNS REAAL N.V. (the Issuer, and such securities, the Securities) in the United States or in any other jurisdiction.

The Securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the US Securities Act) and may only be offered or sold in the United States (as defined in Regulation S under the US Securities Act) if registered under the Securities Act or an exemption from such registration is available. There will be no public offering of securities in the United States.

The Securities will not be the subject of an offer of securities to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the Issuer of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority.

This document is only being distributed to and is only directed at: (i) persons who are outside the United Kingdom; or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as Relevant Persons). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, Relevant Persons. Any person who is not a Relevant Person should not act or rely on this document or any of its contents.

The offer to acquire Securities pursuant to the proposed offering will be made, and any investor should make his investment, solely on the basis of information that is contained in the prospectus that will be made generally available in the Netherlands in connection with such offering set out above. Pending the prospectus being made generally available, the Securities are offered to qualified investors in the Netherlands only.

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price-sensitive press releases details



The Market Abuse Act became effective on October 1, 2005. On the basis of Article 47(1) of the Act on the Supervision of the Securities Trade 1995 (Wte 1995), public companies listed on Euronext Amsterdam are required to publicize price-sensitive information through the use of, among others, a press release. On the basis of Article 47(9) of the Wte 1995, the AFM is required to maintain a public register of these press releases.

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Publication date:	**13 jun 07 - 07:41**
Legal name:	**SNS Reaal N.V.**
Title:	**Emissie van € 350 miljoen aan nieuwe gewone aandelen door SNS REAAL en verkoop van maximaal € 250 miljoen aan bestaande aandelen door Stichting Beheer SNS REAAL**
Comments:	

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Related documents
20070613000000003_DEF-MGS70430-Persbericht_SNS_REAAL_EN.pdf
20070613000000003_DEF-MGS70430-Persbericht_SNS_REAAL_NL.pdf

Date of most recent update: 28 dec 07

AFM

AFM

SNS REAAL

Press Release

PERSBERICHT

Utrecht, 13 June 2007

Offering of € 350 million new shares by SNS REAAL and up to € 250 million existing shares by Stichting Beheer SNS REAAL

Utrecht, 13 June 2007 - SNS REAAL launches an equity offering of new ordinary shares of € 350 million to partly fund the acquisition of AXA S.A.'s Dutch insurance operations consisting of AXA Nederland B.V. ('AXA NL'), Winterthur Verzekeringen Holding B.V.('Winterthur NL') and DBV Holding N.V. ('DBV NL'), together referred to as 'AXA NL Combined'

On 3 June 2007 SNS REAAL has entered into a binding Memorandum of Understanding to purchase AXA NL Combined for a cash consideration of € 1,750 million, plus accrued interest of 4% per annum as from 1 January 2007 up until closing. The transaction is expected to close in the second half of 2007. In addition to the € 350 million of equity SNS REAAL will finance the acquisition by a mix of hybrid capital and senior debt. The financing mix will enable the effective utilisation of SNS REAAL's excess capital and will enhance its capital structure. For more information regarding the acquisition and its financial impact on SNS REAAL we refer to our press release dated 4 June 2007 and the prospectus published today.

Upon request of the Executive Board of SNS REAAL, the Stichting Beheer SNS REAAL ('the Foundation') shall sell up to € 200 million of existing ordinary shares, to increase the free float and thereby the liquidity in SNS REAAL shares. In addition, the Foundation has granted the underwriters an over-allotment option pursuant to which the underwriters may require the Foundation to sell at the same offer price up to € 50 million additional existing ordinary shares held by it, to cover over-allotments, if any. Proceeds of the sale of existing shares will accrue to the Foundation.

The total combined offering of new and existing ordinary shares can, therefore, be up to € 600 million (including the over-allotment option).

The equity offering

Use of proceeds

SNS REAAL will use the € 350 million of proceeds from the offering of the new ordinary shares to partly fund its acquisition of AXA NL Combined. SNS REAAL will not receive any proceeds from the sale of up to € 250 million existing ordinary shares (including the over-allotment option) by the Foundation.

Offer structure

The offering will be conducted on a non-pre emptive basis and will consist of a public offering to institutional and retail investors in the Netherlands and an international offering to institutional investors. The offer to retail investors in the Netherlands will commence once the prospectus is made generally available, which is expected to be the case no later than 14 June 2007.

Similar to the IPO of SNS REAAL, eligible retail investors will receive guaranteed allocation for the first two hundred shares they subscribe for.

The Foundation

The Foundation is SNS REAAL's majority shareholder. The goal of the Foundation is to support SNS REAAL in its growth and development and to act in the best interest of SNS REAAL and its stakeholders. The Foundation supports the decision of SNS REAAL to acquire AXA NL Combined.

To the extent the offering of the new ordinary shares is over-subscribed, the Foundation shall, at the request of the Executive Board, sell existing ordinary shares up to a maximum of € 250 million, including the over-allotment option. Based on the closing price of SNS REAAL shares on Friday 8 June of € 17.29, and based on the maximum offering size of € 600 million (i.e. € 350 million primary issue and € 250 million secondary sale), the Foundation would dilute its ownership in SNS REAAL from 65.5% to approximately 55%, resulting in a free float post transaction of approximately 45%. This offering will not dilute the Foundation to a minority shareholding, however, the Foundation accepts that future growth of SNS REAAL may require it to become a minority shareholder.

By way of backstop in the event of insufficient demand in relation to the offering of the new ordinary shares, the Foundation will undertake not to offer and sell any of its existing ordinary shares and to subscribe at the request of the Executive Board of SNS REAAL for up to 65.5% of the new ordinary shares being offered by SNS REAAL.

Lock-up

SNS REAAL and the Foundation have agreed with the underwriters not to sell or issue ordinary shares, other than by means of stock dividend, for a period of 180 days after settlement for SNS REAAL and 360 days for the Foundation.

Timing

Expected timetable for the equity offering:

Start subscription period for qualified investors	Wednesday 13 June at 9:00 CET
Start subscription period for retail investors	Thursday 14 June at 9:00 CET
End subscription period	Thursday 21 June at 17:30 CET
Pricing	Friday 22 June
Closing and settlement	Tuesday 26 June

Lehman Brothers is acting as Sole Global Co-Ordinator on the equity offering. Lehman Brothers and Rabo Securities are acting as Joint Bookrunners and Joint Listing Agents and SNS Securities as a Co-Lead Manager on the equity offering.

Additional information

The prospectus for the equity offering referred to in this announcement will be available at the start of the subscription period for retail investors on the company website www.snsreaal.nl and at SNS REAAL's head office, Croeselaan 1, 3521 BJ Utrecht. In addition, the prospectus can be obtained at Euronext Amsterdam, website www.euronext.com, and at Rabo Securities; email: prospectus@rabobank.com; tel: +31 (0)20 462 4602 fax: +31 (0)20 460 4949 and Amstelplein 1, 1096 HA Amsterdam.

Profile SNS REAAL

SNS REAAL is an innovative service provider in the banking and insurance sector with a prime focus on the Dutch retail market and on small and medium-sized businesses. Its activities cover three main product groups: mortgages and property finance, savings and investments and insurance. Its balance sheet amounts to € 80 billion. In 2006 its net profit was € 371 million. NWP of its subsidiary REAAL Verzekeringen amounted to € 1,958 million (GWP of € 2,007 million). SNS REAAL employed 5,609 FTEs on average over 2006.

For further information.

SNS REAAL Corporate Communications	SNS REAAL Investor Relations	
concerncommunicatie@snsreaal.nl	investorrelations@snsreaal.nl	
Tom Gordijn	Jacob Bosscha	Ralph van 't Hoff
Tel: +31 (0)30 291 4877	Tel: +31 (0) 30 291 4246	Tel: +31 (0) 30 291 4247
tom.gordijn@snsreaal.nl	jacob.bosscha@snsreaal.nl	ralph.vanthoff@snsreaal.nl

Disclaimer

These materials are not for release, distribution or publication, whether directly or indirectly and whether in whole or in part, into or in the United States, Australia, Canada, or Japan.

These materials are for information purposes only and are not intended to constitute, and should not be construed as, an offer to sell or a solicitation of any offer to buy the securities of SNS REAAL N.V. (the Issuer, and such securities, the Securities) in the United States or in any other jurisdiction.

The Securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the US Securities Act) and may only be offered or sold in the United States (as defined in Regulation S under the US Securities Act) if registered under the Securities Act or an exemption from such registration is available. There will be no public offering of securities in the United States.

The Securities will not be the subject of an offer of securities to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the Issuer of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority.

This document is only being distributed to and is only directed at: (i) persons who are outside the United Kingdom; or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as **Relevant Persons**). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, Relevant Persons. Any person who is not a Relevant Person should not act or rely on this document or any of its contents.

The offer to acquire Securities pursuant to the proposed offering will be made, and any investor should make his investment, solely on the basis of information that is contained in the prospectus that will be made generally available in the Netherlands in connection with such offering set out above. Pending the prospectus being made generally available, the Securities are offered to qualified investors in the Netherlands only.

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The Market Abuse Act became effective on October 1, 2005. On the basis of Article 47(1) of the Act on the Supervision of the Securities Trade 1995 (Wte 1995), public companies listed on Euronext Amsterdam are required to publicize price-sensitive information through the use of, among others, a press release. On the basis of Article 47(9) of the Wte 1995, the AFM is required to maintain a public register of these press releases.

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Publication date:	**04 jun 07 - 08:49**
Legal name:	**SNS Reaal N.V.**
Title:	**Slotdividend 2006 SNS REAAL**
Comments:	Utrecht, 4 juni 2007 - Zoals bekend gemaakt op 10 mei 2007 heeft op 9 mei 2007 de algemene vergadering van aandeelhouders van SNS REAAL N.V. besloten tot een slotdividend van € 0.39 per aandeel, welk dividend in de vorm van keuzedividend zal worden uitgekeerd. SNS REAAL N.V. maakt bekend dat het aantal dividendgerechtigde aandelen dat recht geeft op één nieuw aandeel is vastgesteld op 44. Gebaseerd op de naar het handelsvolume gewogen gemiddelde van de beurskoersen van 30 mei 2007, 31 mei 2007 en 1 juni 2007, zijnde € 17,074, vertegenwoordigt 1/44e deel een waarde van € 0,3880, hetgeen nagenoeg gelijk is aan het dividend in contanten van € 0,39. Betaling van het dividend en levering van de aandelen, onder verrekening van een eventuele resterende fractie in contanten, uit hoofde van verwisseling van dividendrechten zal vanaf 6 juni 2007 geschieden bij ABN AMRO Bank N.V. te Breda. Meer informatie: SNS REAAL Concern Communicatie concerncommunicatie@snsreaal.nl Tel: 030 291 4877 SNS REAAL Investor Relations investorrelations@snsreaal.nl Tel: 030 291 4247

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200706040000000020_Dividend 040607 ENGELS DEF.pdf
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Date of most recent update: 28 dec 07

AFM

AFM

SNS REAAL

Final dividend 2006 SNS REAAL

Utrecht, 4 June 2007 – As announced on 10 May 2007 the General Meeting of Shareholders of SNS REAAL N.V. on 9 May 2007 adopted a resolution to pay out a final dividend of € 0.39 per share, which dividend shall be distributed in the form of an option dividend.

SNS REAAL N.V. announces that the number of shares with dividend rights entitling shareholders to receive one new share has been fixed at 44. Based on the volume weighted average price of all SNS REAAL shares traded on Eurolist by Euronext Amsterdam on 30 May 2007, 31 May 2007 and 1 June 2007, of € 17,074, 1/44th represents a value of € 0.3880, which is virtually equal to the value of the cash dividend of € 0.39.

Payment of the dividend as well as delivery of the shares, with settlement of any remaining fraction in cash, as a result of the exchange of dividend rights, will be effected as from 6 June 2007 at ABN AMRO Bank N.V. at Breda, The Netherlands.

For more information please contact:
SNS REAAL Corporate Communications
concerncommunicatie@snsreaal.nl
Tel.: + 31 30 291 4877

SNS REAAL Investor Relations
investorrelations@snsreaal.nl
Tel: +31 30 291 4247

close window

price-sensitive press releases details

The Market Abuse Act became effective on October 1, 2005. On the basis of Article 47(1) of the Act on the Supervision of the Securities Trade 1995 (Wte 1995), public companies listed on Euronext Amsterdam are required to publicize price-sensitive information through the use of, among others, a press release. On the basis of Article 47(9) of the Wte 1995, the AFM is required to maintain a public register of these press releases.

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Publication date:	**04 jun 07 - 06:57**
Legal name:	**SNS Reaal N.V.**
Title:	**SNS REAAL TO ACQUIRE THE DUTCH INSURANCE OPERATIONS OF AXA FOR €1,750 MILLION**
Comments:	

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20070604000000001_Press Release 4 June 2007.pdf

Date of most recent update: 31 dec 07

AFM

AFM

SNS REAAL

Press release

PERSBERICHT

Utrecht, 4 June 2007

SNS REAAL to acquire the Dutch insurance operations of AXA for € 1,750 million

Utrecht, 4 June 2007 – SNS REAAL N.V. and AXA S.A. have entered into a binding Memorandum of Understanding concerning the acquisition of AXA's Dutch insurance operations by SNS REAAL for a cash consideration of € 1,750 million.

SNS REAAL will partly fund the acquisition with € 350 million of equity, for which it intends to launch an equity offering of new ordinary shares before the summer holiday period. Its majority shareholder, Stichting Beheer SNS REAAL ('the Foundation') intends to sell up to € 200 million of existing ordinary shares and to grant an over-allotment option of up to € 50 million to the underwriters, concurrent with the offering of SNS REAAL. The combined offering of ordinary shares could therefore be up to € 600 million (including the over-allotment option).

The acquisition

SNS REAAL has entered into a binding Memorandum of Understanding to acquire AXA Nederland B.V. ('AXA NL'), Winterthur Verzekeringen Holding B.V.('Winterthur NL') and DBV Holding N.V. ('DBV NL'), together referred to as 'AXA NL Combined', for a cash consideration of € 1,750 million plus accrued interest of 4% per annum as from January 1, 2007, the effective date of the acquisition. Profit will accrue to SNS REAAL from that date as well. The transaction is expected to close in the second half of 2007.

Sjoerd van Keulen, Chairman of the Executive Board:

'This acquisition presents us with a unique opportunity to further strengthen our market position in the consolidating Dutch insurance market, which was our stated ambition at the time of the Initial Public Offering in May 2006. It will accelerate the execution of our strategy and will enhance our position as a leading insurance player in the Netherlands. In addition to nearly doubling our market share, the acquisition will significantly enhance the distribution power of REAAL Verzekeringen, including in key growth areas such as disability, pensions and SME. The strong operational fit, for instance related to back-offices, ICT and sales, will improve our operational efficiency. The acquisition will further diversify our business and will increase the relative size of insurance within our business mix.'

The acquisition fits within SNS REAAL's acquisition strategy and provides an excellent strategic fit for SNS REAAL as it will significantly strengthen REAAL Verzekeringen by:

- Nearly doubling its market share in the overall Dutch insurance market;
- Significantly improving its distribution power, including in key growth areas such as disability, pensions and SME; and
- Providing substantial scope to increase operational efficiency/economies of scale.


Eureko
ING
Fortis
Aegon
Combined
AEGON
REAAL Verzekeringen
AXA NL Combined
Allianz
Swiss Life
Achmea

After the transaction SNS REAAL will be a leading player in the total Dutch insurance market with a market share of 9.2%. SNS REAAL's market share in the life insurance market will increase from 6.0% to 10.8%. Its market share in the non-life insurance market will increase from 3.6% to 6.0%. The combined group will be particularly strong in the individual life market segment where SNS REAAL will become the third largest player with an increased market share from 7.8% to 14.1%.

Both AXA NL Combined and SNS REAAL distribute their products predominantly via intermediaries. AXA NL Combined provides good access to the high end segment of the Dutch intermediary market. SNS REAAL will also benefit from AXA NL Combined's strong position in the market for underwriting agents, where it will become a leading player.

SNS REAAL and AXA NL Combined have complementary strengths. Sharing of best practices, for instance in back-offices, ICT and sales & marketing will increase the overall operational efficiency. The acquisition will allow SNS REAAL to make effective use of its scalable ICT systems. The integration and related cost synergies, as discussed below, are also expected to significantly contribute to the overall operational efficiency.

The acquisition will further diversify SNS REAAL's business mix and will increase the relative size of its insurance operations.

) All market shares refer to 2005 and are based on gross written premium (GWP) (on a portfolio basis). Source: AM Jaarboek 2006. Excluding health insurance



Profile at IPO
Retail Banking 59%
Life 33%
Non-Life 8%
2005, €323mn
Pro Forma for 12 month inclusion of SPF and AXA NL Combined
SPF 11%
Life 39%
Retail Banking 36%
Non-Life 14%
2006 PF €557mn

In addition to the strong strategic fit, the transaction is financially attractive as we expect it to deliver substantial fully phased pre-tax cost synergies of €50 million per annum as of 2011. It will enable effective use of current excess capital within SNS REAAL. The acquisition is expected to be EPS accretive as of 2008, generate a return on investment above cost of capital and contribute to SNS REAAL's ROE.

Profile of the acquired companies

AXA NL is a medium sized insurer in the Netherlands with €808 million of GWP in 2006, of which 64% was generated by Life and 36% by Non-Life insurance products. Its net profit for 2006 was €126m. AXA NL focuses on retail and SME clients and is a significant player in disability products. In addition, AXA NL holds a leading position with underwriting agents. In 2006 AXA NL employed 574 FTEs. Its total stated Embedded Value ('EV') was €1,078 million at year end 2006, consisting of €924 million life EV and €154 million non-life and other net asset value[3]. The reintegration of its previously outsourced back-office systems limited new business value for 2006 to €1 million.

Winterthur NL generated €260 million of GWP, of which 64% was generated by its Life and 36% by its Non-Life insurance products. Winterthur NL's reported net profit for 2006 based on Dutch GAAP was €57 million. Based on SNS REAAL IFRS standards this would be €42 million. Winterthur NL focuses on retail and SME clients and has a loyal customer base. It employed 195 FTEs in 2006. Its total stated EV was €319 million at year end 2006, consisting of €257 million life EV and €62 million non-life and other net asset value. In 2006 Winterthur NL generated €9 million of new business value.

AXA NL and Winterthur NL have started their integration process in 2006. The combined management team consists of Jan van den Berg (CEO), Bert Jan Tiesinga (CFO), Jan Boogaard, Peter van Solinge, Erwin van der Wal, Sander van der Ent, Joanne Uijen and Paul de Bruijn.

2) SPF included for 12 months in SNS REAAL including financing costs and other adjustments. AXA NL Combined contribution on SNS REAAL IFRS basis including VOBA amortisation and financing costs. Amortisation of VOBA of AXA NL Combined allocated to life net profit, financing costs split pro rata over life and non-life.

3) Embedded value figures relating to AXA NL, Winterthur NL and DBV NL are market consistent embedded value figures and are based on the accounting principles and embedded value principles as applied by these respective entities, which may differ from the accounting and European embedded value principles as used by SNS REAAL. Total Group EV is the sum of Group EVs from AXA NL, Winterthur NL and DBV NL. Group EV is based on the life embedded value (which excludes disability insurance) and non-life plus other shareholders' equity.

DBV NL has a distinct business model and sells packaged mortgages with life insurance policies. DBV NL is a focused niche player with an entrepreneurial culture. DBV NL's GWP of €585 million in 2006 was almost exclusively generated by its Life insurance products, of which 72% were single premiums. DBV NL's net profit was €14 million for 2006. DBV NL originated €2.1 billion in mortgages in 2006 of which a large part was funded on its balance sheet and a smaller part funded by third parties including securitisations. It employed 210 FTEs at year end 2006. Its total stated EV was €151 million at year end 2006, consisting of €175 million life EEV, negative €24 million non-life and other net asset value and it generated €1 million of new business value over 2006. DBV's management team consists of Jacques van Dijken (CEO), Jos Schoen (CFO), Marcel Nijholt and Sabijn Timmers-Jansen.

The three separate businesses of AXA NL, Winterthur NL and DBV NL combined generated €1,653 million of GWP, of which 77% Life and 23% Non-Life, and €182 million of net profit on a SNS REAAL IFRS basis. Adjusting this net profit for non-recurring items would result in a normalised pro forma net profit of AXA NL Combined of €143 million over 2006[4].

AXA NL Combined and SNS REAAL's Key Financials 2006[5]

€ million	AXA NL	Winterthur NL	DBV NL	AXA NL Combined	SNS REAAL Pro Forma	Pro Forma
Gross Premium Income	808	260	585	1,653	2,007	3,660
Net Premium Income	786	255	580	1,621	1,958	3,579
Net Profit	126	42	14	182	431	567
Normalised Net Profit	NA	NA	NA	143	431	518
Shareholders' Equity	757	253	153	1,163	3,200	3,540
Life EV	924	257	175	1,356	1,917	NA
Group EV	1,078	319	151	1,548	2,082	NA

2006 Normalised Pro Forma Net Profit (€mn)[6]



300
200
100
0
197
(15)
182
(39)
143
(56)
87
Stated Net Profit
SR IFRS Adjustments
Stated Net Profit SR IFRS
Normalisation
Standalone Normalised Net Profit
VOBA Depreciation & Financing Costs
AXA NL Combined Contribution

Taking into account the amortisation of value of business acquired ('VOBA') and pro forma financing costs of €56 million AXA NL Combined would have contributed €87m of net profit to SNS REAAL in 2006. These pro forma financials are based on 2006 figures. Actual contribution to SNS REAAL's net profit in 2007 will be impacted in particular by cost synergies, restructuring costs, expected higher financing costs compared to the pro forma financing costs in 2006 and purchase price accounting adjustments mainly due to the final determination of intangibles and fair value of investments.

4) Post-tax normalisations consist of €39 million, mainly related to the sale of the Van Nierop portfolio, refund related to the sale of the health insurance portfolio, recognition of the curtailment benefit from a change in pension plan, and a release of an interest expense provision due to finalisation of tax returns.

5) Figures of AXA NL Combined are a combination of the three entities on a stand alone basis using SNS REAAL IFRS accounting, excluding VOBA amortisation and financing costs. SPF included for 12 months in SNS REAAL Pro Forma, including financing costs and other adjustments. AXA NL Combined and SPF included for 2006 in Pro Forma, including amortisation of VOBA, financing costs and other adjustments.

6) The €15 million SR IFRS adjustments mainly relate to the adjustment of 2006 investment income of Winterthur NL to reflect the accounting treatment of the sale of real estate property (the Rembrandt Tower) under SNS REAAL IFRS.

SNS REAAL expects to realise substantial fully phased pre-tax cost synergies of € 50 million per annum as of 2011, when the integration is expected to be completed. The expected cost synergies represent approximately 40% of AXA NL Combined's operational cost base of € 125 million[1] and are expected to be back-end loaded with the majority to be realised in the last 3 years of the integration.

SNS REAAL has a strong track record in integrating acquisitions, such as Zurich Nederland and Nieuwe Hollandse Lloyd. With Zurich Nederland it realised a cost reduction of approximately 50% of the target base within 2 years. To date it has realised a 39% FTE reduction in Nieuwe Hollandse Lloyd, which it expects to be fully integrated by year end 2007. To reflect the larger size of the acquisition of AXA NL Combined, a lower level of expected relative cost synergies has been estimated and a longer period of integration is anticipated. SNS REAAL estimates total pre-tax restructuring costs of € 60 million, which will be front-end loaded with the majority to be taken in the first 3 years of the integration and mainly consist of ICT, facilities and HR related costs.

After the acquisition, AXA NL and Winterthur NL will be integrated into REAAL Verzekeringen. DBV NL will continue to operate largely independently using its own brand. DBV NL will, however, benefit from SNS REAAL's risk management, compliance and other group staff functions. SNS REAAL expects most cost synergies to be realised by the integration of operations and systems, the use of SNS REAAL's Shared Service Centers concept, one single head-office and by the related reduction of FTEs. SNS REAAL currently expects to realise a reduction of approximately 400 FTEs out of the aggregated FTEs of circa 3,100 of REAAL Verzekeringen and AXA NL Combined, which will be realised predominantly by natural attrition during the integration phase. Furthermore, the integration process will allow both REAAL Verzekeringen and AXA NL Combined to reduce their current high number of temporary staff of approximately 10% of the combined FTE basis.

'Our successful track record in integrating past acquisitions gives us confidence in our ability to create value through this transaction,' says Sjoerd van Keulen, Chairman of the Executive Board. 'We realise that, compared to our previous acquisitions the integration of AXA NL Combined represents a bigger challenge. However, I am confident in our ability to successfully execute this integration process.'

Management of AXA NL Combined supports the acquisition by SNS REAAL and is involved in the finalisation of the contemplated integration plan.

The acquisition is subject to approval of the relevant regulators and advice of the relevant works councils.

Lehman Brothers is acting as Sole Financial Advisor to SNS REAAL on the acquisition.

Financing

Overview

SNS REAAL will finance the acquisition with a combination of new equity of € 350 million and a mix of hybrid capital and senior debt. The financing mix will enable the effective utilisation of SNS REAAL's excess capital and will enhance its capital structure. Double leverage will increase and solvency will decrease for Life and Non-Life insurance, however SNS REAAL will not change its stated targets for double leverage and solvency.

The intended equity offering

SNS REAAL will raise € 350 million of new ordinary shares, for which it intends to launch an equity offering before the summer holiday period. Upon request of the Executive Board of SNS REAAL, the Foundation intends to sell up to € 200 million of existing ordinary shares and additionally grant an over-allotment option of up to € 50 million to the underwriters, in order to increase the free float and improve the liquidity in SNS REAAL shares. The total combined offering of ordinary shares could therefore be up to € 600 million.

The primary proceeds of € 350 million will be used by SNS REAAL to partly fund its acquisition of AXA NL Combined and the secondary proceeds of up to € 250 million will accrue to the Foundation.

[1] Excluding acquisition costs

The offering will be conducted on a non-pre emptive basis and will consist of a public offering to institutional and retail investors in the Netherlands and an international offering to institutional investors. Similar to the IPO of SNS REAAL, eligible retail investors will receive guaranteed allocation for the first two hundred shares they subscribe for.

SNS REAAL and the Foundation will agree with the underwriters not to sell or issue ordinary shares, other than by means of stock dividend, for a period of 180 days after settlement for SNS REAAL and 360 days for the Foundation.

Lehman Brothers will be acting as Sole Global Co-Ordinator on the equity offering. Lehman Brothers and Rabo Securities will be acting as Joint Bookrunners and SNS Securities as a Co-Lead Manager on the equity offering.

The goal of the Foundation is, and will continue to be, to support SNS REAAL in its growth and development and to act in the best interest of SNS REAAL and its stakeholders. The Foundation supports the decision of SNS REAAL to acquire AXA NL Combined.

To the extent the offering of the new ordinary shares is over-subscribed, the Foundation shall, at the request of the Executive Board, sell existing ordinary shares up to a maximum of € 250 million, including the over-allotment option. Based on the closing price of SNS REAAL shares on Friday 1 June of € 17.00, and based on the maximum offering size of € 600 million (i.e. € 350 million primary issue and € 250 million secondary sale), the Foundation would dilute its ownership in SNS REAAL from 65.5% to approximately 55%, resulting in a free float post transaction of approximately 45%. This offering will not dilute the Foundation to a minority shareholding, however, the Foundation accepts that future growth of SNS REAAL may require it to become a minority shareholder.

By way of backstop in the event of insufficient demand in relation to the offering of the new ordinary shares, the Foundation will undertake not to offer and sell any of its existing ordinary shares and to subscribe at the request of the Executive Board of SNS REAAL for up to 65.5% of the new ordinary shares being offered by SNS REAAL.

Continued commitment to SNS REAAL's targets

SNS REAAL's current financial targets for 2007-2009 will remain in place:

SNS REAAL return and efficiency objectives 2007-2009
Growth of earnings per share of 10% per annum on average, starting in 2006 up to year-end 2009, including acquisitions funded with existing capital
Return on shareholders' equity of 15% per annum on average after tax
Double leverage less than 115%
Life capital ratio more than 150%
Non-life capital ratio more than 200%
Operating cost/premium ratio REAAL Verzekeringen less than 13% as per year-end 2009
Combined ratio for non-life insurance operations of less than 97% as per year-end 2009
SNS Bank BIS ratio more than 11%
SNS Bank Tier 1 ratio more than 8%
Efficiency ratio SNS Bank of 55% as per year-end 2009

SNS REAAL will continue its current policy regarding a dividend pay-out ratio of between 40%-45% of stated net profit (amount may very from year to year).

Additional information

SNS REAAL is an innovative service provider in the banking and insurance sector with a prime focus on the Dutch retail market and on small and medium-sized businesses. Its activities cover three main product groups: mortgages and property finance, savings and investments and insurance. Its balance sheet amounts to €80 billion. In 2006 its net profit was €371 million. NWP of its subsidiary REAAL Verzekeringen amounted to €1,958 million (GWP of €2,007 million). SNS REAAL employed 5,609 FTEs at year end 2006.

For further information:

SNS REAAL Corporate Communications
concerncommunicatie@snsreaal.nl
Tom Gordijn
Tel: +31 (0)30 291 4877
tom.gordijn@snsreaal.nl

SNS REAAL Investor Relations
investorrelations@snsreaal.nl
Jacob Bosscha
Tel: +31 (0) 30 291 4246
jacob.bosscha@snsreaal.nl

Ralph van't Hoff
Tel: +31 (0) 30 292 4247
ralph.vanthoff@snsreaal.nl

Disclaimer

These materials are not for release, distribution or publication, whether directly or indirectly and whether in whole or in part, into or in the United States, Australia, Canada, or Japan.

These materials are for information purposes only and are not intended to constitute, and should not be construed as, an offer to sell or a solicitation of any offer to buy the securities of SNS REAAL N.V. (the Issuer, and such securities, the Securities) in the United States or in any other jurisdiction.

The Securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the US Securities Act) and may only be offered or sold in the United States (as defined in Regulation S under the US Securities Act) if registered under the Securities Act or an exemption from such registration is available. There will be no public offering of securities in the United States.

The Securities will not be the subject of an offer of securities to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the Issuer of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority.

This document is only being distributed to and is only directed at: (i) persons who are outside the United Kingdom; or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as Relevant Persons). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, Relevant Persons. Any person who is not a Relevant Person should not act or rely on this document or any of its contents.

The offer to acquire Securities pursuant to the proposed offering will be made, and any investor should make his investment, solely on the basis of information that will be contained in the prospectus to be made generally available in the Netherlands in connection with such offering. When made generally available, copies of the prospectus may be obtained at no cost from the Issuer or through the website of Euronext Amsterdam and the Issuer.

Additional information

[illegible]

SNS REAAL

SNS REAAL is an innovative service provider in the banking and insurance sector with a prime focus on the Dutch retail market and on small and medium-sized businesses. Its activities cover three main product groups: mortgages and property finance, savings and investments and insurance. Its balance sheet amounts to €80 billion. In 2006 its net profit was €371 million. NWP of its subsidiary REAAL Verzekeringen amounted to €1,958 million (GWP of €2,007 million). SNS REAAL employed 5,609 FTEs at year end 2006.

For further information:

SNS REAAL Corporate Communications	**SNS REAAL Investor Relations**	
concerncommunicatie@snsreaal.nl	investorrelations@snsreaal.nl	
Tom Gordijn	Jacob Bosscha	Ralph van't Hoff
Tel: +31 (0)30 291 4877	Tel: +31 (0) 30 291 4246	Tel: +31 (0) 30 292 4247
tom.gordijn@snsreaal.nl	jacob.bosscha@snsreaal.nl	ralph.vanthoff@snsreaal.nl

Disclaimer

These materials are not for release, distribution or publication, whether directly or indirectly and whether in whole or in part, into or in the United States, Australia, Canada, or Japan.

These materials are for information purposes only and are not intended to constitute, and should not be construed as, an offer to sell or a solicitation of any offer to buy the securities of SNS REAAL N.V. (the Issuer, and such securities, the Securities) in the United States or in any other jurisdiction.

The Securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the US Securities Act) and may only be offered or sold in the United States (as defined in Regulation S under the US Securities Act) if registered under the Securities Act or an exemption from such registration is available. There will be no public offering of securities in the United States.

The Securities will not be the subject of an offer of securities to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the Issuer of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority.

This document is only being distributed to and is only directed at: (i) persons who are outside the United Kingdom; or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as Relevant Persons). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, Relevant Persons. Any person who is not a Relevant Person should not act or rely on this document or any of its contents.

The offer to acquire Securities pursuant to the proposed offering will be made, and any investor should make his investment, solely on the basis of information that will be contained in the prospectus to be made generally available in the Netherlands in connection with such offering. When made generally available, copies of the prospectus may be obtained at no cost from the Issuer or through the website of Euronext Amsterdam and the Issuer.

APPENDIX

The following unaudited pro forma combined financial information of the combination of SNS REAAL and AXA NL Combined is presented to illustrate the financial impact of the acquisitions of AXA NL Combined and Bouwfonds Property Finance (renamed SNS Property Finance) as if they had occurred on 1 January 2006. The unaudited pro forma combined financial information should be read in conjunction with the companies audited financial statements for the financial year ended 31 December 2006. The audited 2006 consolidated annual accounts of SNS REAAL already included SNS Property Finance as from 1 December 2006.

The unaudited pro forma combined financial information is included for illustrative purposes only. Because of its nature, the unaudited pro forma combined financial information addresses a hypothetical situation and, therefore, does not represent the combination's actual financial position or results. The Company does not claim or represent that the unaudited pro forma combined financial information is indicative of its financial position or results that would have been achieved had the acquisitions taken place as of the date indicated or that may be achieved in the future. There can be no assurance that the assumptions used in the preparations of the unaudited pro forma combined financial information will prove to be correct.

The source 2006 financial information of SNS Property Finance, AXA NL, DBV NL and Winterthur NL has been prepared under accounting principles that differ from IFRS as applied by SNS REAAL ('SNS REAAL IFRS'). This information has been restated to SNS REAAL IFRS, for the material differences that have been identified.

IFRS purchase accounting provides for an allocation of the excess of the purchase price over the fair value of assets and liabilities acquired. The Company has not fully completed all of the detailed valuation studies necessary to arrive at the required estimates of the fair market value of the AXA NL Combined assets to be acquired and the AXA NL Combined liabilities to be assumed and the related allocation of the purchase price. IFRS allows for the possibility to determine these effects on a provisional basis, as long as the final valuations are determined within 12 months from the date of the acquisition. Had the Company been able to complete the valuations the purchase price allocation may have resulted in a different outcome, affecting both goodwill and the net profit included in the unaudited pro forma combined financial information.

SNS REAAL unaudited pro forma combined financial information

[illegible]

In € millions	SNS REAAL	SNS PF	SNS PF PPA	SNS PF financing	SNS REAAL including SNS PF adjusted	AXA NL	Winterthur NL	DBV NL	AXA NL Combined	AXA NL Combined PPA	AXA NL Combined financing	Consolidation & elimination	Acquisition AXA NL Combined	Pro forma
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

SNS REAAL Pro Forma Combined Balance Sheet 2006

In € millions	SNS REAAL	SNS PF	SNS PF PPA	SNS PF financing	SNS REAAL including SNS PF adjusted	AXA NL	Winterthur NL	DBV NL	AXA NL Combined	AXA NL Combined PPA	AXA NL Combined financing	Consolidation & elimination	Acquisition AXA NL Combined	Pro forma
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

SNS REAAL unaudited pro forma combined financial information

[illegible]

in EUR millions	REAAL	AXA NL	Winterthur NL	DBV NL	AXA NL Combined	AXA NL Combined PPA	AXA NL Combined Financing	Consolidation & Elimination	Acquisition AXA NL Combined	Pro forma
Net premium income	1,958	786	255	580	1 621				1,621	3,579
Result on investments	791	512	97	234	843				843	1 634
Other income	46	4	0	16	20				20	66
Total income insurance operations	2 795	1 302	352	830	2 484				2 484	5,279
Other income and eliminations									0	0
Total income	2,795	1,302	352	830	2 484	0	0	0	2,484	5 279
Technical expenses	2,294	1,082	274	644	2 000	31			2 031	4,325
Other expenses	268	48	18	167	233		36		269	537
Total expenses	2,562	1,130	292	811	2,233	31	36	0	2,300	4,862
Operating profit before taxation	233	172	60	19	251	(31)	(36)	0	184	417
Taxation	63	46	18	5	69	(8)	(11)		49	112
Net profit attributable to shareholders	170	126	42	14	182	(23)	(25)	0	135	305

REAAL Verzekeringen Pro Forma Combined Balance Sheet 2006

(in EUR millions)	REAAL	AXA NL	Winterthur NL	DBV NL	AXA NL Combined	AXA NL Combined PPA	AXA NL Combined Financing	Consolidation & Elimination	Acquisition AXA NL Combined	Pro Forma
Goodwill and other intangible assets	669	117	9	3	129	488		201	818	1,487
Tangible fixed assets	61	78	16	18	114				114	185
Investments	9,338	5,052	1,566	1,726	8,333				8,333	17,671
Investments for insurance contracts on behalf of policy holders	3,955	3,026	188	369	3,583				3,583	7,538
Loans and advances	919	0	0	3,110	3,110				3,110	4,029
Other assets	1 629	412	56	264	732	1	1 750	(1,750)	733	2,362
Total assets	16,591	8,684	1,824	5,491	16,001	489	1,750	(1,549)	16,691	33,282
Equity attributable to shareholders	1,304	757	253	153	1,163	386	700	(1,549)	700	2,004
Minority interest	3				0				0	3
Group equity	1,307	757	253	153	1,163	386	700	(1,549)	700	2,007
Participation certificates and subordinated debts	120	0	0	25	25				25	145
Debt certificates		0	0	3 104	3,104		1,050		4,154	4 154
Technical provisions insurance contracts own risk and account	9,404	4,853	1,142	1,507	7,302				7,302	16,706
Technical provisions insurance contracts on behalf of policy holders	3,909	2,800	188	369	3,357				3,357	7,266
Amounts due	1,065	0	75	4	79				79	1,144
Other liabilities	786	476	168	329	971	103			1,074	1,860
Total equity and liabilities	16,591	8,686	1,824	5,491	16,001	489	1,750	(1,549)	16,691	33,282

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Publication date:	**14 mei 07 - 08:27**
Legal name:	**SNS Reaal N.V.**
Title:	**SNS REAAL en ING tekenen koopovereenkomst Regio Bank**
Comments:	Utrecht, 14 mei 2007 - SNS REAAL en ING Bank hebben vandaag de koopovereenkomst met betrekking tot de overname van Regio Bank van ING getekend. De aandelen in Regio Bank zullen naar verwachting op 1 juli worden geleverd. Daarna zal Regio Bank worden samengevoegd met de CVB Bank, een dochter van SNS REAAL, en verder gaan onder de nieuwe naam SNS Regio Bank. De nieuwe voorzitter van de directie van SNS Regio Bank is Mark Straub, tevens lid van de directie van SNS Bank. Daarnaast maken Hans van den Bor, verantwoordelijk voor Verkoop en Marketing, en Joop Ossel, verantwoordelijk voor Financiën en Back Office, deel uit van de directie van SNS Regio Bank. De definitieve transactie is onder meer afhankelijk van goedkeuring door de toezichthoudende autoriteiten. Meer informatie: SNS REAAL Concern Communicatie concerncommunicatie@snsreaal.nl Tel: 030 291 4877 SNS REAAL Investor Relations investorrelations@snsreaal.nl Tel: 030 291 4247

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Date of most recent update: 31 dec 07

AFM

AFM

SNS REAAL: H2 07 compared to H1 07

Net Profit

(€ mn)	H1 07	H2 07	Chg
NET PROFIT SNS REAAL	**235**	**230**	-2.1%
SNS BANK	**135**	**137**	**1.5%**
of which SNS Retail Bank	91	95	4.4%
of which SNS Property Finance	44	42	-4.5%
REAAL Verzekeringen	**90**	**115**	**27.8%**
of which REAAL Life Insurance	94	83	-11.7%
of which REAAL Non-life Insurance	-4	27	
of which REAAL Other	0	5	
Group Activities	**10**	**-22**	

Effective Tax Rate SNS REAAL

	H1 06	H2 06	H1 07	H2 07
Dutch Corporate Tax Rate	29.6%	29.6%	25.5%	25.5%
Effective Tax Rate	**22.8%**	**15.1%**	**17.5%**	**18.0%**

Highlights

- H2 07 net profit of €230mn, -2.1% compared to H1 07

- Net profit SNS Bank H2 07/H1 07 +1.5%
- Net profit SNS Retail Bank +4.4%. Impact Regio Bank +€4mn; impact transfer SME-loan portfolio to SNS PF -€4mn
- Higher loan loss provisioning at SNS Property Finance led to 4.5% lower H2 profit compared to H1

- Net profit REAAL Verzekeringen H2 07/H1 07 +27.8%
- Higher acquisition costs and negative value adjustments in H2 led to drop in Life insurance profit, despite €12mn contribution from AXA NL
- Strong rebound of Non-life results in H2 due to favourable claims experience and €9mn contribution from AXA NL

- H1 result from Group Activities was boosted by €35mn one-off gains; H2 includes €4mn higher financing costs for AXA NL

SNS REAAL: 2007 EPS and ROE Show Good Momentum



EPS
2.00
1.50
1.00
0.50
0.00
1.55
1.65
1.87
0.78
0.87
1.00
2005
2006
2007
H1
H2

- EPS increased by 13.3% to €1.87,
- Weighted average number of shares for 2007 is 248.2mn, up 10.5% yoy
- Dividend 2007 €0.82 per share, pay-out ratio of 44.1%
- 2007 final dividend per share of €0.46, in cash to avoid dilution



ROE
20%
15%
10%
5%
0%
14.1%
12.7%
13.7%
2005
2006
2007

- ROE increased from 12.7% to 13.7%
- ROE SNS Bank lower at 12.6% vs 14.1% in 2006, due to a relatively low ROE of SNS PF and lower Retail Bank profit
- ROE REAAL Verzekeringen up from 13.6% in 2006 to 13.9% in 2007

SNS Retail Bank: Lower Net Profit but Robust Underlying Performance

Total Income (€mn)



800
700
600
500
400
300
200
100
0
15
753
0.0%
751
67
13
14
120
128
551
596
2006
2007
Net Interest Income
Commission Income
Investment Income
Derivatives/Other

- Higher net interest income (+8.2%) despite significantly lower penalty interest (2007 €29mn; 2006 €53mn)
- Adjusted for transfer SAM to Group Activities, commission income rose 14.3%
- Flat total income due to sharp drop in realised bond gains

Operating Expenses (€mn)



550
450
350
250
150
50
-50
+2.7%
511
525
231
229
280
296
2006
2007
Staff Expense
Other Expense (1)

- Excluding impact Regio Bank and FBS (+€22mn), lower operating expenses (-1.5%)
- Value adjustments down €15mn to €20mn, 11bp of RWA
- 2007 efficiency ratio up to 67.2% from 63.2% mainly due to lower bond gains/penalty interest

Net Profit (€mn)



225
200
175
150
125
100
75
50
25
0
208
-10.5%
186
2006
2007

- Net profit decreased due to €35mn lower net bond gains and lower penalty interest
- Tax rate increased to 17.3% (2006: 14.0%, due to one-off release)
- Regio Bank contributes €4mn to net profit (from 1 July 2007)

1. *Other expenses include depreciation, other operating expenses (excluding other interest expenses) and value adjustments*

SNS Retail Bank: Increase in Interest Income in 2007

Net Interest Income

(€ millions)	2006	2007	H107	H207
SNS Retail BANK				
Total net interest income	**551**	**596**	**289**	**307**
Consolidation Regio Bank	0	26	0	26
Penalty interest	53	29	14	15
Transfer SME loan portfolio	0	-5	0	-5
Underlying net interest income	**498**	**546**	**275**	**271**

- Interest income up 8.2% yoy to €596mn; adjusted for lower penalty interest, consolidation Regio Bank and transfer SME portfolio to SNS PF, interest income was up 9.6% to € 546mn
- Underlying increase driven by a higher commercial interest result (lower at Mortgages, higher at Savings and SME) and a higher ALM result
- H2 07 underlying interest result compared to H1 07 slightly lower

Net Interest Margin (as a % of RWA)



4%
3%
2%
1%
0%
2.86%
2.81%
3.11%
3.01%
3.25%
FY05
FY06
FY07
H107
H207

RWA	€20.2bn	€19.6bn	€18.8bn	€18.9bn	€18.8bn

- Net interest margin as a percentage of RWA improved in 2007 due to both higher net interest income (Savings and Regio Bank) and lower RWA
- RWA (including Regio Bank for H2 07) slightly down yoy due to increase in % of mortgages at zero weighting

SNS Retail Bank: Lower Value Adjustments in Benign Environment

Value Adjustments to Loans (€mn)



60
40
20
0
-20
50
10
16
35
10
37
20
9
17
2005
2006
2007
Mortgages
Business Loans
Other Loans

Risk Costs (Value Adjustments / RWA)



0,4%
0,2%
0,0%
0.25%
0.18%
0.11%
2005
2006
2007

Highlights

- Value adjustments in 2007 dropped to €20mn, compared to €35mn in 2006 (-42.9%)
- For retail mortgages, provisioning was lower due to lower forced property sales and lower shortfalls on foreclosures
- Low average LtMV[1] at 69% (FY2006: 69%)
- For SME, focus on mortgages resulted in lower provisions, offset by lower releases in 2007
- Risk costs more than halved since 2005 reflecting benign credit environment and moderate risk profile

1. *Weighted average LtMV, taking into account inflation.*

SNS Property Finance Posts 2007 Net Profit of €86mn

Net Profit (€mn)



Before PPA
After PPA
120
100
80
60
40
20
0
+16.0%
94
109
+4.9%
82
86
2006(1)
2007
2006(1)
2007

(€ millions)	2006	2007
Total income	187	187
Total expenses	66	76
Result before tax	121	111
Tax	39	25
Net profit after PPA	**82**	**86**
Adjustment for PPA	12	23
Net profit before PPA	**94**	**109**

Highlights

- 2007 net profit after PPA up 4.9% to €86mn
- 2007 net profit before PPA adjustments up 16.0% to €109mn, compared to pro forma 2006. In coming years impact PPA will decrease substantially (2007: -€23mn, 2008[E]: -€20mn, 2009[E]: -€5mn)

- Total income impacted by €31mn PPA adjustment. Before PPA: healthy top line growth in 2007
- Total expenses impacted by €5mn PPA adjustment.
- For FY2007, value adjustments as a ratio of RWAs was 0.13%. In H2 07 €16mn value adjustments, on a limited number of loans in the USA and Spain (H1 07: release of €1mn)
- 2007 tax rate of 22.5% (2006: 32.2%) Impact PPA: -€13mn

- Loan portfolio up €2.9bn to €11.7bn (+32.9%) including transfer of property finance portfolio of SNS Bank (€1.1bn). Organic portfolio growth was related to international project financing activities

1. *2006 pro-forma, unaudited*

SNS Bank Funding and Liquidity

- Funding SNS Bank has been secured for 2008
- SNS Bank has a sound liquidity position, with a current cash position of €3.0bn and liquid assets eligible for collateral with the Dutch Central Bank of €5.7bn
- 56% of retail loans funded with retail money
- €15bn Covered Bond Programme introduced to further diversify funding programme

Increased Retail Funding in 2007

	31-12-07 (€bn)	31-12-06 (€bn)
Loans & advances to customers	60.2	56.2
SNS Property Finance	11.7	8.8
Retail Loans	**48.5**	**47.5**
Savings	19.2	13.7
Other amounts due to customers	7.9	7.0
Retail Funding	**27.1**	**20.7**
Retail Funding / Retail Loans	*55.9%*	*43.6%*

Spread Development of Market & SNS Paper



200
150
100
50
0
SNS Paper
jan 07
feb 07
mrt 07
apr 07
mei 07
jun 07
jul 07
aug 07
sep 07
okt 07
nov 07
dec 07
jan 08
5.625% 06/12
4.625% 02/14
iBx € Fin A
iBx €T1

REAAL: Impact Consolidation AXA NL

	REAAL EX AXA NL		AXA NL 4M	Total REAAL
(€mn)	**2006**	**2007**	**2007**	**2007**
Net premium income	1,960	2,035	488	2,523
Results on investments	561	619	215	834
Results on investments insurance contracts policyholders	215	113	-17	96
Total income	**2,804**	**2,846**	**701**	**3,547**
Total expenses	**2,571**	**2,616**	**672**	**3,288**
Operating profit before taxation	233	230	29	259
Taxation	63	46	6	52
(tax rate)	27.0%	20.0%	20.7%	20.1%
Net profit	**170**	**183**	**22**	**205**

AXA NL in 2007

- AXA NL, consolidated from 5 September 2007, adds €22mn to REAAL net profit after amortisation VOBA and other intangibles, and financing costs
- Amortisation VOBA and other intangibles was €15mn for the 4 month period. Financing costs were €14mn in 2007, excluding €4mn net funding cost included in the result of Group activities
- One-off restructuring costs in 2007 still very limited (€ 60mn estimate remains in place)
- Gross regular premiums of AXA NL were flat in 2007, single life premiums were up €28mn, non-life premiums were flat. Operating costs increased due to re-insourcing of unit linked portfolio from Accenture

REAAL Life[1]: Significantly Higher Net Profit

Total Income Own Risk (€mn)


3.000
2.250
1.500
750
0
2.122
+6.6%
2.263
46
529
645
902
61
584
671
947
2006
2007
■ Regular Life Premium ■ Single Life Premium
□ Investment Income(2) □ Other income(3)

- Regular premium up 5.0%
- Single premium up 4.0% driven by higher sales of Immediate Annuities
- Investment income up €55mn due to higher equity related gains and unrealised gains

Total Expenses Own Risk (€mn)


2.000
1.500
1.000
500
0
1.474
+9.1%
1.608
134
1.158
169
1.208
2006
2007
■ Technical Expense(4) ■ Acquisition Expense
□ Staff Expense ■ Other Expense

- Stringent cost control leads to lower staff costs
- Acquisition expense impacted by a €15mn one-off adjustment to amortisation in Q3
- Higher other expense due to funding of structured tax investments and impairments on financial instruments
- Cost / premium ratio down to 13.3%[5] (2006: 13.8%)

Net Profit (€mn)


200
150
100
50
0
+13.8%
165
145
71
94
H2
H1
2006
2007

- 13.8% increase in net profit driven by higher investment income, higher result on derivatives and a lower effective tax rate: (2007: 17.4%; 2006: 27.3%)
- Higher acquisition costs and value adjustments on financial instruments and other assets explain decline in profit H2/H1

1. *Excludes results and financing costs AXA NL Combined*
2. *Excludes investment income for the risk of policyholders*
3. *Includes commission income and other income*
4. *Excludes technical expenses for the risk of policyholders*
5. *Cost/premium ratio excludes AXA NL Combined; cost / premium ratio in press release includes AXA NL Combined*

REAAL Non-life(1): Strong Second Half Result

Total Income (€mn)



500
375
250
125
0
+0.4%
454
14
27
413
456
13
27
416
2006
2007
Premium Income(2)
Investment Income
Other Income(3)

- Total income almost flat year-on-year
- €3mn growth in gross premium income in difficult market, mainly driven by transport sector
- Stable investment income

Expenses (€mn)



500
375
250
125
0
+3.5%
423
37
46
105
235
438
42
48
108
239
2006
2007
Technical Expense
Acquisition Expense
Staff Expense
Other Expense

- Higher technical expense caused by Kyrill storm (€16mn) partly offset by increased share of reinsurers in loss expenses
- Claims ratio(4) 56.3%. Excluding Kyrill 52.8% (2006: 53.7%)
- Combined ratio(4) at 99.2% due to impact of Kyrill storm (95.7% excluding Kyrill, 2006: 94.7%)

Net Profit (€mn)



30
20
10
0
-10
21
-33.3%
14
18
-4
H2
H1
2006
2007

- Lower net profit due to Kyrill storm impact (€12mn). Excluding Kyrill net profit up 23.8% mainly driven by favourable claim developments in H2 07 and a lower effective tax rate
- Net profit in H2 07 of €18mn

1. *Excludes results and financing costs AXA NL Combined*
2. *Net Premium Income*
3. *Includes commission income and other income*
4. *Claims and combined ratio exclude AXA NL Combined; claims and combined ratio in press release include AXA NL Combined*

REAAL Verzekeringen: Value of New Business

(€ millions)	2006	2007
Annualised Premium Equivalent	196	207
Value Added by New Business	20	14[1]
New Business APE Margin	10.2%	6.8%

- APE up by 5.6% due to acquisition of AXA NL
- Excluding AXA NL(€37mn) the APE decreased by 13.3% as a result of a decline in the mortgage refinancing market. However lapse rates improved
- The ending of an important distribution partnership impacted APE and VNB
- VNB of REAAL Verzekeringen (excl. AXA NL) was €12mn in 2007 (2006: €20mn) based on EEV; VNB AXA NL was €2mn in 2007 (2006: €10mn) based on MCEV

1. *VNB consists of €12mn REAAL (on an EEV basis) and €2mn AXA NL (on a MCEV basis)*

SNS REAAL: Result of Group Activities

- Group Activities posts 2007 net profit of -€12mn (2006: -€13mn)
- Result H1 07: €10mn
- Result H2 07: -€22mn
- €21mn book profit on shares of Van Lanschot and €14mn gain on sale of stake in LSN in H1 07
- €24mn negative net impact from financing of Group companies (mainly AXA NL and SNS PF). Impact of financing AXA NL in H2 07 was €4mn
- Operating costs increased by €14mn mainly driven by first time full year inclusion of staff costs of SNS Asset Management, the introduction of a long-term incentive programme and increase of staff related to legislation and compliance

Solid Capital Position

Capital Position and Solvency			
	2005	2006	2007
SNS REAAL			
Shareholders Equity (€mn)	2,528	3,200	3,588
Double Leverage	105.3%	107.8%	116.3%[1]
SNS BANK			
Shareholders Equity (€mn)	1,440	2,097	2,209
Tier 1 Ratio	8.7%	8.2%	8.4%
BIS Ratio	11.9%	11.2%	11.5%
Core Capital Ratio	6.9%	6.5%	6.5%
REAAL Verzekeringen			
Shareholders Equity (€mn)	1,190	1,304	1,909
Solvency Ratio Life	233%	236%	272%
Solvency Ratio Non-life	275%	279%	255%

1. *Double Leverage is set to come into line with the target (<115%) as a result of dividend upstreams from the operating subsidiaries to the Group*

Dividend

- SNS REAAL will propose a total dividend of €0.82 per share (+15.5%), pay-out ratio of 44.1%
- Total dividend: interim dividend of €0.36 per share and final dividend of €0.46 per share
- Final dividend will be paid in cash to avoid dilution
- SNS REAAL shares quoted ex-dividend as from 18 April 2008
- Final dividend is payable as per 5 May 2008

Key Take-Aways 2007

- Strong operational performance in a difficult environment
  - Organic growth in key activities
  - Stringent cost management
- Succesful strategic execution to diversify income
  - AXA NL and Zwitserleven (in 2008), will create #2 Dutch life insurer
  - Integration of SNS Property Finance succesfully completed and delivering growth
  - Integration of Regio Bank succesfully completed and delivering growth
- Moderate risk profile maintained
  - No direct impact from subprime or credit crisis
  - SNS Bank funding secured for 2008; REAAL solvency remains strong
- Further progress expected in 2008 despite challenging capital markets

III. Q&A

IV. Appendices

Financial Statements 2007

Income Statement – SNS REAAL

In € millions	SNS Bank		REAAL		Group activities		Eliminations		Total	
	2.007	2.006	2.007	2.006	2.007	2.006	2.007	2.006	2.007	2.006
Income										
Interest income, banking operations third parties	3.356	2.314	-	-	-	-	-	-	3.356	2.314
Interest income, banking operations group companies	3	-	-	-	-	-	-3	-	-	-
Interest expense, banking operations third parties	2.522	1.715	-	-	-	-	-	-	2.522	1.715
Interest expense, banking operations group activities	54	32	-	-	-	-	-54	-32	-	-
Interest income, banking operations	783	567	-	-	-	-	51	32	834	599
Premium income	-	-	2.584	2.009	-	-	-	-	2.584	2.009
Reinsurance premium	-	-	61	49	-	-	-	-	61	49
Net premium income	-	-	2.523	1.960	-	-	-	-	2.523	1.960
Commission and management fees receivable from third parties	125	122	68	71	9	1	-	-	202	194
Commission and management fees receivable from group companies	38	31	1	2	17	12	-56	-45	-	-
Commission and management fees due to third parties	22	23	-3	16		1	-	-	19	40
Commission and management fees due to group companies	12	10	18	-	-	-	-30	-10	-	-
Net commission and management fees	129	120	54	57	26	12	-26	-35	183	154
Share in the result of associated companies	-3	-1	-	3	490	387	-478	-378	9	13
Result on investments	14	67	834	561	71	41	-77	-57	842	612
Result on investments for insurance contracts on behalf of policyholders	-	-	96	215	-	-	-	-	96	215
Results on derivatives and other financial instruments	13	15	29	6	1	-	-	-	43	21
Other operating income	2	-	11	2	-	-	-	-	13	2
Total income	938	768	3.547	2.804	588	440	-530	-436	4.543	3.576
Expenses										
Technical expenses on insurance contracts	-	-	1.979	1.393	-	-	-	-	1.979	1.393
Technical expenses on insurance contracts on behalf of policy holders	-	-	496	663	-	-	-	-	496	663
Acquisition costs for insurance operations	-	-	333	240	-	-	-6	-22	327	218
Value adjustments to financial instruments and other assets	35	36	29	-2	-1	1	-	-	63	35
Staff costs	332	283	184	141	88	74	-	-	604	498
Depreciation and amortisation on tangible and intangible fixed assets	31	25	35	27	-26	-	-	-	40	52
Other operating expenses	203	173	88	75	1	-38	-9	-	283	210
Other interest expenses	-	-	144	34	76	43	-38	-29	182	48
Total expenses	601	517	3.288	2.571	138	80	-53	-51	3.974	3.117
Operating profit before taxation	337	251	259	233	450	360	-477	-385	569	459
Taxes	64	37	52	63	-15	-11	-	-1	101	88
Third party interests	1	-	2	-	-	-	-	-	3	-
Net profit attributable to shareholders	272	214	205	170	485	371	-477	-384	465	371

Ratios – SNS REAAL

	2007	2006	2nd HY 2007	1st HY 2007
Ratios				
Return on shareholders' equity (ROE)	13,7%	12,7%	12,9%	14,6%
Double Leverage	116,3%	107,8%	116,3%	94,7%
Average number of employees (FTE)	6.245	5.609	6.334	5.690
SNS Bank				
Efficiency ratio	60,3%	62,6%	60,5%	60,0%
BIS ratio	11,5%	11,2%	11,5%	11,4%
Tier 1 ratio	8,4%	8,2%	8,4%	8,3%
REAAL Verzekeringen				
Operating cost/premium ratio	14,1%	13,8%	15,5%	12,4%
Solvency life operations	272%	236%	272%	241%
Solvency non-life operations	255%	279%	255%	286%

Income Statement – SNS Bank

In € millions	2007	2006	Change	2nd HY 2007	1st HY 2007
Result					
Net interest income banking operations	783	567	38,1%	406	377
Net commission and management fees	129	120	7,5%	64	65
Result on investments	14	67	-79,1%	10	4
Results on derivatives and other financial instruments	13	15	-13,3%	17	-4
Other operating income	-1	-1	0,0%	-4	3
Total income	**938**	**768**	22,1%	**493**	**445**
Value adjustments to financial instruments and other assets	35	36	-2,8%	26	9
Staff costs	332	283	17,3%	178	154
Depreciation and amortisation of tangible and intangible fixed assets	31	25	24,0%	14	17
Other operating expenses	203	173	17,3%	107	96
Total expenses	**601**	**517**	16,2%	**325**	**276**
Operating profit before taxation	**337**	**251**	34,3%	**168**	**169**
Taxation	64	37	73,0%	30	34
Third party interests	1	–	–	1	–
Net profit for the period	**272**	**214**	27,1%	**137**	**135**
Net profit SNS Retail	**186**	**208**	-10,6%	95	**91**
Net profit SNS Property Finance[1]	**86**	**6**	1333,3%	42	**44**
Risk-weighted assets	30.744	28.454		30.744	28.663
Ratios					
Return on shareholders' equity	12,6%	14,1%		12,9%	13,0%
Efficiency ratio	60,3%	62,6%		60,5%	60,0%
BIS ratio	11,5%	11,2%		11,5%	11,4%
Tier 1 ratio	8,4%	8,2%		8,4%	8,3%
Core capital ratio	6,5%	6,5%		6,5%	6,6%

[1] Comparative figure net profit SNS Property Finance 2006 relates only to December 2006

Income Statement – SNS Bank by Segment

In € millions	Retail banking		Property finance		Eliminations		Total	
	2.007	2.006	2.007	2.006	2.007	2.006	2.007	2.006
Income								
Interest income, banking operations	3.174	2.300	578	39	-393	-25	3.359	2.314
Interest expense, banking operations	2.578	1.749	391	23	-393	-25	2.576	1.747
Interest income, banking operations	596	551	187	16	-	-	783	567
Commission and management fees receivable	162	153	1	-	-	-	163	153
Commissions and management fees due	34	33	-	-	-	-	34	33
Net commission and management fees	128	120	1	-	-	-	129	120
Share in the result of associated companies	-1	-	-2	-1	-		-3	-1
Result on investments	13	67	1	-	-	-	14	67
Results on derivatives and other financial instruments	12	15	1	-	-	-	13	15
Other operating income	3	-	-1	-	-	-	2	-
Total income	**751**	**753**	**187**	**15**	-	-	**938**	**768**
Expenses								
Value adjustments to financial instruments and other assets	20	35	15	1	-	-	35	36
Staff costs	296	280	36	3	-	-	332	283
Depreciation and amortisation on tangible and intangible fixed assets	29	25	2	-	-	-	31	25
Other operating expenses	180	171	23	2	-	-	203	173
Other interest expenses	-	-	-	-	-	-	-	-
Total expenses	**525**	**511**	**76**	**6**	-	-	**601**	**517**
Operating profit before taxation	**226**	**242**	**111**	**9**	-	-	**337**	**251**
Taxes	39	34	25	3	-	-	64	37
Third party interests	1	-	-	-	-	-	1	-
Net profit attributable to shareholders	**186**	**208**	**86**	**6**	-	-	**272**	**214**

Income Statement – REAAL Verzekeringen

In € millions	2007	2006	Change	2nd HY 2007	1st HY 2007
Result					
Premium income	2.584	2.009	28,6%	1.538	1.046
Reinsurance premium	61	49	24,5%	32	29
Net premium income	2.523	1.960	28,7%	1.506	1.017
Share in the result of associated companies	–	3	-100,0%	-2	2
Net commission and management fees	54	57	-5,3%	25	29
Result on investments	834	561	48,7%	532	302
Result on investments for insurance contracts on behalf of policyholders	96	215	-55,3%	-72	168
Results on derivatives and other financial instruments	29	6	383,3%	20	9
Other operating income	11	2	450,0%	3	8
Total income	3.547	2.804	26,5%	2.012	1.535
Technical expenses on insurance contracts	1.979	1.393	42,1%	1.220	759
Technical expenses on insurance contracts on behalf of policyholders	496	663	-25,2%	110	386
Technical expenses on insurance contracts	2.475	2.056	20,4%	1.330	1.145
Acquisition costs for insurance operations	333	240	38,8%	201	132
Value adjustments to financial instruments and other assets	29	-2	1550,0%	27	2
Staff costs	184	141	30,5%	115	69
Depreciation and amortisation of tangible and intangible fixed assets	35	27	29,6%	20	15
Other operating expenses	88	75	17,3%	55	33
Other interest expenses	144	34	323,5%	117	27
Total expenses	3.288	2.571	27,9%	1.865	1.423
Operating profit before taxation	259	233	11,2%	147	112
Taxation	52	63	-17,5%	31	21
Third party interests	2	–	–	1	1
Net profit for the period	205	170	20,6%	115	90
Effect purchase price allocation	15	–	–	15	–
Net profit for the period (before PPA)	220	170	29,4%	130	90
Ratios					
Return on shareholders' equity	13,9%	13,6%		13,7%	14,2%
Operating cost/premium ratio	14,1%	13,8%		15.5%	12,4%
Solvency life operations[1]	272%	236%		272%	241%
Solvency non-life operations[1]	255%	279%		255%	286%
New annual premium equivalent Life (in € millions)	207	196		123	84
Value New Business (in € millions)[2]	14	20		6	8
Combined ratio non-life operations[3]	98,6%	94,7%		94,3%	105,3%
Claims ratio[3]	55,9%	53,7%		50,4%	64,4%

[1] Solvency life and non-life operations 2007 are calculated on new legislation

[2] VNB 2007 includes AXA NL Combined which is based on different calculation principles than REAAL Verzekeringen
As of 2007 VNB includes cost synergies of AXA NL Combined and surplus value of technical provisions of the liability adequacy test.

[3] As of 2007 the combined and claims ratios are calculated excluding reinsurance results and excluding indemnified business by AXA S.A.

Income Statement – REAAL Verzekeringen by Segment

In € millions	Life		Non-life		Other		Eliminations		Total	
	2.007	2.006	2.007	2.006	2.007	2.006	2.007	2.006	2.007	2.006
Income										
Premium income	1.994	1.561	590	448	-	-	-	-	2.584	2.009
Reinsurance premium	13	14	48	35	-	-	-	-	61	49
Net premium income	1.981	1.547	542	413	-	-	-	-	2.523	1.960
Commission and management fees receivable	43	37	2	13	24	23	-	-	69	73
Commissions and management fees due	4	-	-8	-	19	16	-	-	15	16
Net commission and management fees	39	37	10	13	5	7	-	-	54	57
Share in the result of associated companies	-	3	-	-	200	166	-200	-166	-	3
Result on investments	710	529	42	27	94	12	-12	-7	834	561
Result on investments for insurance contracts on behalf of policyholders	96	215	-	-	-	-	-	-	96	215
Results on derivatives and other financial instruments	31	6	1	-	-3	-	-	-	29	6
Other operating income	7	-	3	1	1	1	-	-	11	2
Total income	**2.864**	**2.337**	**598**	**454**	**297**	**186**	**-212**	**-173**	**3.547**	**2.804**
Expenses										
Technical expenses on insurance contracts	1.676	1.158	303	235	-	-	-	-	1.979	1.393
Technical expenses on insurance contracts on behalf of policy holders	496	663	-	-	-	-	-	-	496	663
Acquisition costs for insurance operations	178	134	157	105	-2	1	-	-	333	240
Value adjustments to financial instruments and other assets	27	-2	2	-	-	-	-	-	29	-2
Staff costs	117	95	57	46	10	-	-	-	184	141
Depreciation and amortisation on tangible and intangible fixed assets	25	17	5	5	5	5	-	-	35	27
Other operating expenses	43	39	38	31	7	5	-	-	88	75
Other interest expenses	79	33	6	1	71	7	-12	-7	144	34
Total expenses	**2.641**	**2.137**	**568**	**423**	**91**	**18**	**-12**	**-7**	**3.288**	**2.571**
Operating profit before taxation	**223**	**200**	**30**	**31**	**206**	**168**	**-200**	**-166**	**259**	**233**
Taxes	44	55	7	10	1	-2	-	-	52	63
Third party interests	2	-	-	-	-	-	-	-	2	-
Net profit attributable to shareholders	**177**	**145**	**23**	**21**	**205**	**170**	**-200**	**-166**	**205**	**170**

Consolidated Balance Sheet

In € millions	SNS Bank		REAAL		Group activities		Eliminations		Total	
	2.007	2.006	2.007	2.006	2.007	2.006	2.007	2.006	2.007	2.006
Assets										
Goodwill and other intangible fixed assets	285	214	1.755	669	-	-	-	-	2.040	883
Tangible fixed assets	139	163	198	81	3	-	85	76	425	320
Investments in associated companies	53	34	66	69	11	39	-3	-3	127	139
Subsidiaries	-	-	-	-	4.118	3.401	-4.118	-3.401	-	-
Investment property	6	6	248	205	-	-	-85	-76	169	135
Investments	4.056	2.038	17.639	9.064	238	198	-866	-674	21.067	10.626
Investments for insurance contracts on behalf of policyholders	-	-	7.349	3.955	-	-	-114	-	7.235	3.955
Derivatives	1.041	804	119	137	1	2	-	-	1.161	943
Deferred tax assets	128	39	143	20	12	7	-	-	283	66
Reinsurance contracts	-	-	483	338	-	-	-	-	483	338
Loans and advances to customers	60.236	56.248	3.912	757	856	561	-1.959	-866	63.045	56.700
Loans and advances to credit institutions	1.092	3.607	539	162	300	100	-300	-100	1.631	3.769
Corporate income tax	100	106	32	36	87	108	-3	-	216	250
Other assets	307	436	554	400	76	39	-86	-217	851	658
Cash and cash equivalents	3.141	687	1.006	698	1.025	415	-831	-840	4.341	960
Total assets	**70.584**	**64.382**	**34.043**	**16.591**	**6.727**	**4.870**	**-8.280**	**-6.101**	**103.074**	**79.742**
Liabilities										
Equity attributable to shareholders	2.209	2.097	1.909	1.304	3.588	3.200	-4.118	-3.401	3.588	3.200
Third party interests	2	-	4	3	-	-	-3	-3	3	-
Group equity	2.211	2.097	1.913	1.307	3.588	3.200	-4.121	-3.404	3.591	3.200
Participation certificates and subordinated debts	1.678	1.448	536	120	639	299	-821	-203	2.032	1.664
Debt certificates	32.182	30.841	2.524	-	533	418	-27	-	35.212	31.259
Technical provisions insurance operations	-	-	24.886	13.313	-	-	-28	-30	24.858	13.283
Provision for employee benefits	-	-	131	18	39	20	29	30	199	68
Other provisions	17	24	25	4	1	1	-	-	43	29
Derivatives	938	682	14	4	7	6	-	-	959	692
Deferred tax liabilities	151	97	356	146	-	-	-	-	507	243
Savings	19.179	13.678	-	-	-	-	-	-	19.179	13.678
Other amounts due to customers	7.846	7.019	1.040	402	952	611	-2.591	-1.553	7.247	6.479
Amounts due to to credit institutions	5.066	7.299	1.565	663	888	246	-632	-674	6.887	7.534
Corporate income tax	-	7	-	6	3	-	-3	-	-	13
Other liabilities	1.316	1.190	1.053	608	77	69	-86	-267	2.360	1.600
Total liabilities	**70.584**	**64.382**	**34.043**	**16.591**	**6.727**	**4.870**	**-8.280**	**-6.101**	**103.074**	**79.742**

Forward-looking Statements

This presentation may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these forward-looking statements, as they are based upon management' s current estimates, expectations, beliefs and assumptions regarding anticipated developments and other factors affecting SNS REAAL. These forward-looking statements speak only as of the date of this presentation. They are not historical facts, nor are they guarantees of future performance. Because these forward looking statements are subject to risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. For a more in-depth discussion of these factors, and the risks and uncertainties that may affect the future results of SNS REAAL, please see SNS REAAL's filings with Euronext Amsterdam and the Dutch Authority Financial Markets, including SNS REAAL's annual report & accounts.

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Publication date:	**21 feb 08 - 08:57**
Legal name:	**SNS Reaal Groep N.V.**
Title:	**Voordracht Hielkema en Verhagen voor benoeming tot lid RvC SNS Reaal**
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20080221000000014_21022008 Persbericht RvC EN.pdf
20080221000000014_21022008 Persbericht RvC NL.pdf

Date of most recent update: 03 mrt 08

AFM

AFM

SNS REAAL

Press Release

Nomination Hielkema and Verhagen for appointment as members of the SNS REAAL Supervisory Board

The Netherlands, Utrecht, 21 February 2008

The Supervisory Board of SNS REAAL N.V. will nominate two candidates to the Annual General Meeting of Shareholders on 16 April 2008 for appointment as members of the Supervisory Board: Mr Henjo Hielkema and Ms Herna Verhagen.
The Supervisory Board intends to appoint Mr Hielkema as chairman of the Supervisory Board.

Mr Hielkema's nomination is in response to the vacancy that will arise due to the retirement of the present chairman, Prof. Joop L. Bouma. Mr Jos V.M. van Heeswijk will also be retiring. Both gentlemen have been members of the Supervisory Board since 1990 and are retiring according to schedule per 16 April 2008.

Henjo Hielkema (64) will be nominated for appointment as per 16 April 2008. Mr Hielkema was vice-chairman of the Executive and Management Boards of Fortis and vice-chairman of the Executive Board of Fortis AMEV until 2001. He has spent most of his career in the financial industry. Until 31 December 2007, he was a member of the Supervisory Board of the Netherlands Authority for the Financial Markets. At present Mr Hielkema is chairman of the Supervisory Board of Sligro Food Group, chairman of the Supervisory Board of Van Wijnen Holding N.V. and member of the Supervisory Board of WWF Netherlands. Mr Hielkema's nomination is based on his extensive knowledge and experience of banking and insurance and on his management qualities.

Herna Verhagen (41) will likewise be nominated for appointment as per 16 April 2008. She is currently Managing Director Group Human Resources at TNT and was a management board member at TNT Post before that. In addition, she is on the Advisory Board of Rijkswaterstaat. Ms Verhagen's nomination ensues from the reinforced right of recommendation of a person to be nominated for membership of the Supervisory Board of, and exercised by, the Central Works Council of SNS REAAL. The Supervisory Board of SNS REAAL fully supports this nomination. Ms Verhagen's nomination is based on her expertise in the areas of organisational process, social aspects (including employee relations) and corporate sustainability.

The Annual General Meeting of Shareholders of SNS REAAL will be asked to resolve on the appointment of Mr Hielkema and Ms Verhagen to the Supervisory Board on the condition precedent that De Nederlandsche Bank adopts a resolution to approve the appointments.

The Annual General Meeting of Shareholders of SNS REAAL will be held in Jaarbeurs, Utrecht, on Wednesday, 16 April 2008. Commencement: 10.30 a.m.

About SNS REAAL
SNS REAAL is an innovative service provider in the banking and insurance sector with a focus on the Dutch retail market and on small and medium-sized enterprises. The product range consists of three core product groups: mortgages and property finance, savings and investments and insurance. SNS REAAL has a long history of commitment to Dutch society.

With a balance sheet total of EUR 103.0 billion (as at the end of 2007), SNS REAAL is one of the leading bancassurance institutions in the Netherlands. The company has approximately 7000 employees. Its head office is located in Utrecht, the Netherlands.

Disclaimer
This press release contains factual information and may not be considered as an opinion or recommendation on the sale or purchase of shares or other securities issued by SNS REAAL N.V. This press release contains no value judgment or guidance as to the financial performance of SNS REAAL N.V.

SNS REAAL Corporate Communications:
Danielle Dielissen
Danielle.dielissen@snsreaal.nl
Tel: +31 (0) 30 291 4890

Erna van der Neut
Erna.vanderNeut-terBalkt@snsreaal.nl
Tel: +31 (0) 30 291 48 71

SNS REAAL Investor Relations:
Jacob Bosscha
jacob.bosscha@snsreaal.nl
Tel: +31 (0) 30 291 42 46

Victor Zijlema
victor.zijlema@snsreaal.nl
Tel: +31 (0) 30 291 42 47

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Publication date: **21 feb 08 - 09:03**
Legal name: **SNS Reaal Groep N.V.**
Title: **Financiële kalender 2008**
Comments:

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200802210000000015_21022008 Persbericht fin kalender EN.pdf
200802210000000015_21022008 Persbericht fin kalender NL.pdf

Date of most recent update: 03 mrt 08

AFM

AFM

SNS REAAL

Press Release

SNS REAAL N.V. - *Financial Calendar 2008*

The Netherlands, Utrecht, 21 February 2008

21 February	Publication of 2007 annual results
14 March	2007 Annual Report available on website www.snsreaal.nl
28 March	Registration date Annual General Meeting of Shareholders
31 March	Publication European Embedded Value Report 2007
16 April	Annual General Meeting of Shareholders. Jaarbeurs Utrecht. Commencement: 10 a.m.
18 April	Ex-dividend date
22 April	Expected record date
5 May	2007 final dividend payment date
21 May	Trading update 1st quarter 2008 (before opening stock exchange)
14 August	Publication of first-half results for 2008 (before opening stock exchange)
15 August	Expected date ex interim dividend
19 August	Record date interim dividend
12 November	Trading update 3rd quarter
4th quarter	Investor Day
19 February 2009	Presentation of 2008 annual results

About SNS REAAL
SNS REAAL is an innovative service provider in the banking and insurance sector with a focus on the Dutch retail market and on small and medium-sized enterprises. The product range consists of three core product groups: mortgages and property finance, savings and investments and insurance. SNS REAAL has a long history of commitment to Dutch society.

With a balance sheet total of EUR 103.0 billion (as at the end of 2007), SNS REAAL is one of the leading bancassurance institutions in the Netherlands. The company has approximately 7000 employees. Its head office is located in Utrecht, the Netherlands.

Disclaimer
This press release contains factual information and may not be considered as an opinion or recommendation on the sale or purchase of shares or other securities issued by SNS REAAL N.V. This press release contains no value judgment or guidance as to the financial performance of SNS REAAL N.V.

SNS REAAL Corporate Communications:
Danielle Dielissen
Danielle.dielissen@snsreaal.nl
Tel: +31 (0) 30 291 4890

Erna van der Neut
Erna.vanderNeut-terBalkt@snsreaal.nl
Tel: +31 (0) 30 291 48 71

SNS REAAL Investor Relations:
Jacob Bosscha
jacob.bosscha@snsreaal.nl
Tel: +31 (0) 30 291 42 46

Victor Zijlema
victor.zijlema@snsreaal.nl
Tel: +31 (0) 30 291 42 47

close window

price-sensitive press releases details

The Market Abuse Act became effective on October 1, 2005. On the basis of Article 47(1) of the Act on the Supervision of the Securities Trade 1995 (Wte 1995), public companies listed on Euronext Amsterdam are required to publicize price-sensitive information through the use of, among others, a press release. On the basis of Article 47(9) of the Wte 1995, the AFM is required to maintain a public register of these press releases.

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Publication date:	**29 feb 08 - 09:02**
Legal name:	**SNS Reaal Groep N.V.**
Title:	**Bob Janssen verlaat directie SNS Bank**
Comments:	

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20080229000000010_28022008 Bob Janssen leaves SNS Bank Board of Directors.pdf
20080229000000010_28022008 Bob Janssen verlaat directie SNS Bank.pdf

Date of most recent update: 03 mrt 08

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SNS REAAL

Press release

PRESS RELEASE

Bob Janssen leaves SNS Bank Board of Directors

The Netherlands, Utrecht, 28 February 2008

Bob A.G. Janssen (55), vice-chairman of the Board of Directors of SNS Bank N.V. since 1998, will leave the company for health reasons as per 1 April 2008. Bob Janssen has worked for SNS Bank since 1997. SNS Bank is grateful for everything he has contributed to the development of the bank.
On the Board of Directors of SNS Bank, Janssen was responsible for IT, Security, Change & Process Management and Service Center Operations. His portfolio will be temporarily managed by Rien Hinssen, Chairman of the Board of Directors SNS Bank, until a successor can be appointed.

About SNS Bank

SNS Bank is an innovative, transparent and accessible retail bank. It offers individual and corporate customers a comprehensive range of products, covering mortgages, savings, investment, payments, loans and insurance. SNS Bank aims to build a leading position in the areas of mortgages and capital growth. With a net profit of more than EUR 272 million and a balance sheet total in excess of EUR 70 billion in 2007, SNS Bank ranks among the top-5 banks in the Netherlands. SNS Bank is part of SNS REAAL, a listed company.

For more information, please contact:

SNS REAAL Corporate Communications
concerncommunicatie@snsreaal.nl
Tel: +31 (0)30 - 291 48 71

SNS REAAL Investor Relations
investorrelations@snsreaal.nl
Tel: +31 (0)30- 291 42 46

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Transaction:	**27 feb 08**
Issuing institution:	**SNS Reaal N.V.**
Person obliged to notify:	**Keulen, van S.**

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Date of most recent update: 03 mrt 08

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Transaction:	**27 feb 08**
Issuing institution:	**SNS Reaal N.V.**
Person obliged to notify:	**Hinssen M.W.J.**

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Transaction:	**27 feb 08**
Issuing institution:	**SNS Reaal N.V.**
Person obliged to notify:	**Latenstein van Voorst R.R.**

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Transaction:	**26 feb 08**
Issuing Institution:	**SNS Reaal N.V.**
Person obliged to notify:	**Visscher J.**

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Transaction:	**12 feb 08**
Issuing institution:	**SNS Reaal N.V.**
Person obliged to notify:	**Keulen, van S.**

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Transaction: **12 feb 08**
Issuing institution: **SNS Reaal N.V.**
Person obliged to notify: **Bos, van den C.H.**

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Transaction:	**12 feb 08**
Issuing institution:	**SNS Reaal N.V.**
Person obliged to notify:	**Latenstein van Voorst R.R.**

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Transaction:	**12 feb 08**
Issuing institution:	**SNS Reaal N.V.**
Person obliged to notify:	**Hinssen M.W.J.**

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Date of approval:	**12 feb 08**
Name issuing institution:	**SNS Reaal N.V.**
Name prospectus/supplement:	**Second Supplement to the € 2,000,000,000 Debt Issuance Programme (the 'Supplement')**
Supplement:	**Aanvullend Document**
Publication date:	**13 feb 08**
Manner of disclosure:	**Drukwerk en elektronisch**
Place of disclosure:	**The Prospectus and this Supplemental Prospectus are available on the website of the Issuer at www.snsreaal.com and are available for viewing at the Amsterdam Office of the Issuer at Nieuwezijds Voorburgwal 162 at Amsterdam, The Netherlands, where copies of the Prospectus, the Supplemental Prospectus, any previous supplements to the Prospectus and any documents incorporated by reference therein may also be obtained free of charge.**

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Supplement
729.pdf

Date of most recent update: 03 mrt 08

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INFORMATION FILED WITH EURONEXT SINCE JANUARY 2007

ı||\

SNS REAAL

RECEIVED

2007 MAR 17 A 8:23

REAAL outsources processing of third party mortgages to Ordina

Utrecht, 15 January 2007 - REAAL Verzekeringen intends to delegate to Ordina the administrative work relating to mortgage loans which it concludes for third parties. The two parties today signed a letter of intent to that effect. The agreement covers the outsourcing of the back office activities for the mortgage loans for third parties which are administered on behalf of REAAL. SNS REAAL continues to administer the Group's own mortgages, for instance on behalf of SNS Bank and BLG Hypotheken. The aim is to hand over the execution of these business processes to Ordina as from 1 April 2007.

For REAAL, outsourcing to Ordina represents the sound continuation of its activities as an innovative mortgage lender for third parties, enabling REAAL to concentrate on improving its products and its market proposition.

Between 20 and 25 employees will be affected by this transaction.

For Ordina, business process support (BPO) in regard to mortgage administration is a key aim. This deal strengthens Ordina's leading position as a BPO service provider for bank back office business processes in the Netherlands.

The proposed contract has a seven year term and is worth around € 25 million.

For further information, please contact:
SNS REAAL Group Communication
concerncommunicatie@snsreaal.nl
Tel: +31 (0)30 291 4844

SNS REAAL

SNS Asset Management launches institutional fund for microcredit

Den Bosch, 15 January 2007 – SNS Asset Management, part of SNS REAAL, has initiated the launch of a large institutional investment fund aimed at providing resources for microfinance institutions (MFIs). Large institutional investors have been invited to participate in the SNS Institutional Microfinance Fund, which has a target size of € 100 million. SNS Asset Management, which acts as an investor and consultant in microfinance, will work closely here with the American organisation Developing World Markets (DWM). This investment manager is one of the world's most experienced private players in the selection of good microfinance institutions. Triple Jump, which manages the ASN/Novib fund and other funds, will be responsible for part of the selection.

"The microfinance market is growing extremely fast. In developing countries, demand is escalating rapidly, and increasing numbers of institutional investors are prepared to invest here. However, in contrast to private investors, institutional investors have hitherto had hardly any opportunities to invest in microfinance, owing to the scale on which they want to invest. The SNS Institutional Microfinance Fund now offers them the chance to invest purposefully in microfinance institutions with good financial prospects," says Theo Brouwers, who – as a director of SNS Asset Management – is responsible for developing and launching the fund. "What is more, the fund serves an express social purpose, by making fairly long-term investments in small businesses at the lower end of emerging economies in Asia, South and Central America and Eastern Europe. The fund therefore fits perfectly with the SNS REAAL philosophy, which has always aimed to find the right balance between ethical business and financial return."

Short-term loans ranging from $ 100 to $ 1500

The fund does not grant loans to individual businesses but lends money to microfinance institutions, or invests in their share capital. Those MFIs in turn grant loans to businesses, mostly ranging between $ 100 and $ 1500 for a term of between six months and one year. These loans enable small self-employed operators to start or expand a business. Remarkably, 90% of these business operators are women who, with a loan, improve not only their own circumstances but also those of their households and families. The lives of around 4 million people in developing regions benefit from a total of € 100 million.

The money will be made available in various ways: in the form of loans, but also as equity shareholdings. Hybrid forms, such as convertible loans or subordinated loans with warrants, are also used. The businesses receive finance in local currency, so that they do not incur any foreign exchange risk.

The SNS Institutional Microfinance Fund takes the legal form of an unlisted unit trust, and closes on 1 April 2007. It has a seven year term with an optional extension of two years. SNS Asset Management has already received firm commitments totalling several tens of millions of euros. Large institutional investors such as pension funds are displaying keen interest in the new fund.

Substantial capital requirement

The total market for microcredit is currently estimated at $ 300 billion, while the supply comes to around $ 15 billion at present. "There is a great need for capital. However, it is difficult for institutional investors to place the money where it is needed and where the opportunities present themselves. At the same time, they want to be certain that they are making a responsible investment. The aim of the fund is to offer investors a good return commensurate with the risk that they incur.

DWM has global experience in granting loans and other financial instruments to microfinance institutions. With their broad network of contacts and their investment banking background, they are better placed than anyone else to select the right investment projects," says Brouwers.

SNS Asset Management is an asset manager for institutional players, managing a total of € 16 billion. It specialises in sustainable investment.

For further information, please contact:
SNS REAAL Corporate Communications
concerncommunicatie@snsreaal.nl
Tel: +31 (0)30 291 4844

SNS Asset Management
Tel: +31 (0)73 683 33 55

SNS REAAL

Press release

PERSBERICHT

Utrecht, 14 March 2007

SNS REAAL net profit up 14.9% to € 371 million.

Highlights 2006

- **Earnings per share up 6.5% to € 1.65.**
- **Operating profit before taxation up to € 459 million (+10.3%).**
- **Net interest income SNS Bank stabilises in 2nd half year, down 4.7% on 2005.**
- **Return on equity at 12.7% above target.**
- **Capital position and solvency remain strong.**
- **Total dividend € 0.71 per share, 45% of net profit paid out.**
- **Implementation of strategy has further strengthened the basis for growth.**

Contents

Contact details

Corporate communication
T +31 30 291 48 71
E concerncommunicatie@snsreaal.nl

Investor Relations
T +31 30 291 42 46
E investorrelations@snsreaal.nl

Sjoerd van Keulen, chairman of the Executive Board:

Net profit growth of almost 15% is a good result given the still challenging market conditions. Earnings per share increased by 6.5%. Return on equity exceeded the target of 12.5%. Our capital base remains strong and offers a good position from which to effect further acquisitions.

On the mortgage market, extremely fierce price competition, a shrinking mortgage refinancing market and a flat yield curve caused interest income to decline. In the first half year, our market share fell to 7.6%. Thanks to new, innovative products, improved distribution and increased retention in the existing portfolio, we increased our market share in the second half of the year to 8.0% (8.3% at year-end 2005). The reduced interest income was partly offset by an increase in mortgage volume (especially in the second half year), better margins on a growing savings portfolio and higher margins on our SME activities. New, appealing savings products and ASN Bank's strong growth boosted the savings portfolio from € 12.3 billion to € 13.7 billion (+11%), and drove up our share of the savings market to 6.3%. SNS Bank's investment products also did well. SNS Fundcoach, an internet provider of amongst others international investment funds, has become a success formula. Funds invested rose to € 589 million (+97.7%).

We maintained our market position as one of the larger players in the life insurance market. Income from regular premium payments increased by 7.6% and single premium income was up by 10.4%. Our market share in individual life insurance was down slightly from 15.2% to 14.7%. The value of new business expanded by 33.3% to € 20 million. The non-life market slumped, putting premiums under pressure. In spite of this, net profit of the non-life insurance activities increased in the second half. The integration of Nieuwe Hollandse Lloyd, acquired in 2005, went well and helped to strengthen our market position.

Key figures

In € millions	2006	2005	Change	2nd half year 2006	1st half year 2006
Result					
Total income	3,567	3,480	2.5%	1,788	1,779
Total expenses	3,108	3,064	1.4%	1,570	1,538
Operating profit before taxation	459	416	10.3%	218	241
Taxation	88	93	(5.4%)	33	55
Net profit for the period	371	323	14.9%	185	186
Balance Sheet					
Total assets	79,742	68,088	17.1%	79,742	69,996
Investments	10,626	9,953	6.8%	10,626	9,688
Investments for insurance contracts on behalf of policyholders	3,955	3,426	15.4%	3,955	3,608
Loans and advances to customers	56,700	46,143	22.9%	56,700	46,611
Group equity	3,200	2,528	26.6%	3,200	2,920
Savings	13,678	12,333	10.9%	13,678	13,555
Technical provisions insurance operations	13,283	12,658	4.9%	13,283	13,021
Ratios					
Return shareholders' equity (ROE)	12.7%*	14.1%		12.1%	13.2%
BIS ratio	11.2%	11.9%		11.2%	11.8%
Tier 1 ratio	8.2%	8.7%		8.2%	8.6%
Solvency Life operations	236%	233%		236%	215%
Solvency Non-Life operations	279%	275%		279%	261%
Earnings per share (€)	1.65	1.55	6.5%	0.78	0.87
Diluted earnings per share (€)	1.65	1.55	6.5%	0.78	0.87
Number of shares outstanding at end of period	234,761,284	208,801,030		234,761,284	233,297,240
Weighted average number of outstanding shares	224,564,046	208,801,030		234,212,268	214,755,910

The comparative figures have been adjusted for ease of comparison.
*) ROE has been calculated weighting the share issue of May.

Listing
The listing on 18 May gave us greater strategic and financial flexibility and enhanced our profile on the market. The increased attention heightened awareness of our company, brands and products, reinforcing our reputation as an attractive employer.

Dividend and AGM
The Executive Board will propose a total dividend for 2006 of €0.71 per share. Since an interim dividend of €0.32 was paid in September 2006, the proposed final dividend is €0.39. Shareholders can choose to take the full dividend in cash, charged to net profit, or fully in shares charged to the share premium reserve. On 11 May 2007 the share will be quoted ex-dividend, and the dividend will become payable on 6 June 2007.

The dividend proposal will be submitted to the Annual General Meeting of Shareholders (AGM) on 9 May 2007.

Earnings per share
SNS REAAL aims at a minimum of 10% growth in earnings per share. The growth target is based on both organic and non-organic growth. In 2006, earnings per share increased from €1.55 to €1.65 (+6.5%).

Report by the Supervisory Board
The terms of office of Messrs H.M. van de Kar, S.C.J.J. Kortmann and J. den Hoed as members of the Supervisory Board of SNS REAAL N.V. are scheduled to expire in May 2007. The Supervisory Board intends to propose Messrs Van de Kar and Kortmann for reappointment as supervisory directors at the AGM of 9 May 2007.

At the AGM of 9 May, the Supervisory Board will table a proposal for the amendment of the remuneration policy applicable to the members of the Executive Board. The main element is a proposal concerning the long-term bonus scheme. For details, see the SNS REAAL N.V. annual report 2006, in the chapter on Corporate Governance, under remuneration report.

New targets for return and efficiency for the coming years
As a result of the acquisition of Bouwfonds Property Finance, the targets set for the period up to 2006 have been revised.

The targets applicable as from 1 January 2007 are indicated below.

Return:

- Growth in net earnings per share averaging 10% per year, for the 2006 to 2009 period, including acquisitions funded with existing capital.
- Return on equity averaging 15% per year after tax.

Efficiency:

- Efficiency ratio for SNS Bank of 55% by the end of 2009.
- Operating cost/premium ratio for REAAL Verzekeringen of 13% by the end of 2009.
- Combined ratio for Non-Life insurance operations of 97% by the end of 2009.

The targets for solvency are unchanged.

Outlook for 2007

Economic developments will support a favourable climate for savings and investment. SNS REAAL expects products in the sphere of savings, investment, property finance, pensions, occupational disability insurance and SME non-life insurance to show a prosperous development. On the other hand, conditions remain challenging on the mortgage and individual life markets. Going by current information, there will be no significant change in the interest rate climate and the yield curve.

Important dates 2007

Registration date for the Annual General Meeting	18 April
Trading update 1st quarter 2007	7 May
Annual General Meeting of Shareholders	9 May
Ex-dividend date	11 May
2006 final dividend payment date	6 June
Publication half-year figures 2007	16 August
Trading update 3rd quarter 2007	15 November

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Date of disclosure:	**27 jun 07**
Issuing institution:	**SNS Reaal N.V.**
Registration Chamber of Commerce:	
Place:	**Utrecht**

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Total issued capital

Total issued capital	Total voting rights
421446275,11 EUR	258555997,00

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Type of share	Par value	Number issued	Number of votes per share	Number certified
Ordinary share	1,63	237343876	1	0

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Type of share	Par value	Number issued	Number of votes per share	Number certified
Ordinary share	1,63	258555997	1	0

Date of most recent update: 31 dec 07

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Date of disclosure:	**06 jun 07**
Issuing institution:	**SNS Reaal N.V.**
Registration Chamber of Commerce:	
Place:	**Utrecht**

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Total issued capital	Total voting rights
386870517,88 EUR	237343876,00

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Type of share	Par value	Number issued	Number of votes per share	Number certified
Ordinary share	1,63	234761284	1	0

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Type of share	Par value	Number issued	Number of votes per share	Number certified
Ordinary share	1,63	237343876	1	0

Date of most recent update: 31 dec 07

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The AFM keeps a register in which a number of documents are filed. Companies are required to file their adopted financial statements, directors' report and the other information with the AFM within eight days of adoption of the financial statements. If the AFM has doubts concerning the correct application of reporting standards, it can request the company to provide further information. Should the company fail to provide this information, the AFM can request the Enterprise Section of the Amsterdam Court of Appeal (Ondernemingskamer, or OK) to order the company to provide the requested information to the AFM. Such AFM requests to the OK will be included in the register. Should the AFM have doubts concerning the correct application of the applicable reporting standards, the AFM can issue a notification to this effect to the company concerned. This notification may include a recommendation to the effect that the company issues a generally available statement setting out any non-compliance in its financial report, and the consequences thereof for its financial reporting. In addition, this statement should explain how the reporting requirements will be complied with in the future. The company is required to make this statement generally available and to file it with the AFM within a reasonable period of time. Likewise, any AFM requests to the OK to order the company to amend its financial statements will be filed in the register. Finally, the register will include any relevant rulings by the OK and the Dutch Supreme Court.

Filing date:	**10 mei 07**
Issuing institution:	**SNS Reaal N.V.**
Reporting year:	**2006**

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Financial reporting	222.pdf

Date of most recent update: 31 dec 07

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ANNUAL INFORMATION UPDATE SNS REAAL N.V.

For the period March 14, 2006 – March 15, 2007

This annual information update is required by and is being made pursuant to Article 10 of Directive 2003/71/EC (the "**Prospectus Directive**") as implemented in the Netherlands (Article 5:24 Wet op het financieel toezicht) and not for any other purpose. Neither SNS REAAL N.V. (the "**Company**"), nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information contained in this document. The information contained in this document is not necessarily up to date as at the date of this annual information update and the Company does not undertake any obligation to update any such information in the future. Neither this annual information update nor the information referred to herein constitutes an offer of any securities addressed to any person and should not be relied on by any person.

Publication date	Description of the nature of the information	Webpage where information can be obtained
15 March 2007	SNS REAAL Annual report 2006	www.snsreaal.nl
14 March 2007	SNS REAAL results	www.snsreaal.nl
14 March 2007	SNS REAAL net profit up 14.9% to € 371 million	www.snsreaal.nl
15 January 2007	REAAL outsources processing of third party mortgages to Ordina	www.snsreaal.nl
15 January 2007	SNS Asset Management launches institutional fund for microcredit	www.snsreaal.nl
4 December 2006	SNS REAAL to acquire Regio Bank from ING	www.snsreaal.nl
4 December 2006	SNS REAAL Appointments	www.snsreaal.nl
1 December 2006	SNS REAAL closes BPF acquisition	www.snsreaal.nl
17 November 2006	Trading Update 3rd quarter 2006	www.snsreaal.nl
3 November 2006	SNS REAAL 2006 Q3 Trading Update, 17 November 2006	www.snsreaal.nl
12 October 2006	SNS REAAL appoints new supervisory directors / Trading update on 17 November	www.snsreaal.nl
10 October 2006	SNS REAAL Signs Agreement to Acquire Bouwfonds Property Finance	www.snsreaal.nl
29 September 2006	Stichting Beheer SNS REAAL appoints new board members	www.snsreaal.nl
25 September 2006	Extraordinary General Meeting of Shareholders of SNS REAAL	www.snsreaal.nl

7 September 2006	Hans Wilkes to leave Board of REAAL Verzekeringen	www.snsreaal.nl
5 September 2006	Interim dividend 2006 SNS REAAL N.V.	www.snsreaal.nl
18 August 2006	SNS REAAL's first-half profits up by 14.1% to € 186 million	www.snsreaal.nl
18 August 2006	Proposal to nominate SNS REAAL supervisory directors	www.snsreaal.nl
31 July 2006	SNS REAAL signs letter of intent with ABN AMRO for acquisition of Bouwfonds Property Finance	www.snsreaal.nl
18 July 2006	SNS REAAL aims at further integration of CSR in its business operations	www.snsreaal.nl
14 July 2006	Appointment Board of REAAL Verzekeringen	www.snsreaal.nl
29 June 2006	SNS Asset Management an independent SNS REAAL entity	www.snsreaal.nl
26 June 2006	SNS Bank to strengthen position on the business market	www.snsreaal.nl
15 June 2006	Acquisition of Route Mobiel by Proteq completed	www.snsreaal.nl
31 May 2006	SNS Securities gains access to the biotechnology niche market	www.snsreaal.nl
9 May 2006	SNS REAAL in negotiations on 100% stake in Route Mobiel	www.snsreaal.nl
13 March 2006	Net profit of SNS REAAL more than 12% higher at € 323 million	www.snsreaal.nl

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The Market Abuse Act became effective on October 1, 2005. On the basis of Article 47(1) of the Act on the Supervision of the Securities Trade 1995 (Wte 1995), public companies listed on Euronext Amsterdam are required to publicize price-sensitive information through the use of, among others, a press release. On the basis of Article 47(9) of the Wte 1995, the AFM is required to maintain a public register of these press releases.

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Publication date:	**31 jan 08 - 10:23**
Legal name:	**SNS Reaal N.V.**
Title:	**Voorstellen op agenda BAVA SNS Reaal aangenomen**
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20080131000000016_Motions on agenda SNS REAAL EGM adopted.pdf
20080131000000016_Voorstellen op agenda BAVA SNS REAAL aangenomen.pdf

Date of most recent update: 01 feb 08

AFM

AFM

SNS REAAL

Press Release

Motions on agenda SNS REAAL EGM adopted

Utrecht, 29 January 2008

The Extraordinary General Meeting of Shareholders ('EGM') of SNS REAAL N.V. ('SNS REAAL') today voted in favour of the issue of six shares B in the capital of SNS REAAL to Stichting Beheer SNS REAAL (the 'Foundation') and of exclusion of the pre-emption right of shareholders in respect of these six shares. As announced before, the intended acquisition of the Dutch and Belgian activities of Swiss Life Holding will be partly financed by the issue of these six shares to the Foundation.

The EGM also voted in favour of the proposed amendment of the Articles of Association of SNS REAAL. That amendment is required to be able to proceed to the issue of the six shares B to the Foundation.

In addition, the motion was adopted for disposal of the shares SNS REAAL will acquire in its own capital in connection with the long-term bonus arrangement for the members of the Executive Board.

About SNS REAAL
SNS REAAL is an innovative service provider in the banking and insurance sector with a focus on the Dutch retail market and on small and medium-sized enterprises. The offering covers three core product groups: mortgages and property finance, asset growth (i.e. savings and investments), and insurance. SNS REAAL has a long history of commitment to Dutch society.
With a balance sheet total of EUR 83 billion (as at the end of June 2007), SNS REAAL is one of the leading bancassurance institutions in the Netherlands. The company has approximately 7,000 employees. Its head office is located in Utrecht, the Netherlands.

Disclaimer

SNS REAAL Corporate Communications

Danielle Dielissen
Danielle.dielissen@snsreaal.nl
Tel: +31 (0) 30 291 4890

Erna van der Neut
Erna.vanderNeut-terBalkt@snsreaal.nl
Tel: +31 (0) 30 291 48 71

SNS REAAL Investor Relations

Jacob Bosscha
jacob.bosscha@snsreaal.nl
Tel: +31 (0) 30 291 42 46

Victor Zijlema
victor.zijlema@snsreaal.nl
Tel: +31 (0) 30 291 42 47

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price-sensitive press releases details

The Market Abuse Act became effective on October 1, 2005. On the basis of Article 47(1) of the Act on the Supervision of the Securities Trade 1995 (Wte 1995), public companies listed on Euronext Amsterdam are required to publicize price-sensitive information through the use of, among others, a press release. On the basis of Article 47(9) of the Wte 1995, the AFM is required to maintain a public register of these press releases.

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Publication date:	**21 jan 08 - 08:26**
Legal name:	**SNS Reaal N.V.**
Title:	**SNS REAAL voornemens Swiss Life België aan Delta Lloyd Groep te verkopen**
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200801210000000006_21012008 SNS REAAL to sell Swiss Life Belgium.pdf
200801210000000006_21012008 Voornemen verkoop Swiss Life Belgie door SNS REAAL.pdf

Date of most recent update: 01 feb 08

AFM

AFM

SNS REAAL delta lloyd groep

PRESS RELEASE

SNS REAAL to sell Swiss Life Belgium to Delta Lloyd Group

Amsterdam, Utrecht, 21 January 2008

SNS REAAL and Delta Lloyd Group have come to a mutual understanding concerning the sale of the shares of Swiss Life Belgium to Delta Lloyd Group for an amount of EUR 135 million in cash. SNS REAAL had decided to sell Swiss Life Belgium because the company's strategic focus is on the Netherlands. The consideration of EUR 135 million is based on financial data as at 31 December 2006. The final consideration will be based on financial data as at 31 December 2007. The transaction includes the same indemnities as were provided by Swiss Life Holding to SNS REAAL.

The acquisition of Swiss Life Belgium fits the 'Future Secured' strategy of Delta Lloyd Group, which seeks to further strengthen Delta Lloyd Group's position in its key markets. The new combination underpins Delta Lloyd Life Belgium's claim to being the pension insurer. Delta Lloyd Life will obtain a firm position on the Belgian market, reaching a top five position in Group Life.

The agreement between SNS REAAL and Delta Lloyd Group is subject to completion of the acquisition of the Dutch and Belgian activities of Swiss Life Holding as announced by SNS REAAL on 19 November. The completion of that transaction and the transaction with Delta Lloyd Group is subject to approval from the relevant regulators and works council and is expected to take place in the second quarter of 2008.

Swiss Life Belgium is a multi-line insurer with a strong focus on pension products. Swiss Life Belgium generated Euro 475 million GWP in 2006 of which 85% was traditional and 15% unit linked. The Belgian operations in Brussels employ 360 people (FTE).

The acquisition of the Dutch activities of Swiss Life –known under the brand name Zwitserleven – by SNS REAAL will not be impacted by the sale of Swiss Life Belgium. The acquisition of Zwitserleven is expected to be accretive to earnings per share for ordinary shareholders of SNS REAAL starting in the first 12 months following the completion of the acquisition.

About SNS REAAL

SNS REAAL is an innovative service provider in the banking and insurance sector with a focus on the Dutch retail market and on small and medium-sized businesses. Its activities cover three core product groups: mortgages and property finance, savings and investments and insurance. SNS REAAL has a long history of commitment to Dutch society.

With a balance sheet total of EUR 83 billion (as of June 2007), SNS REAAL is one of the leading bank-assurance institutions in the Netherlands. The company has approximately 7,000 employees. Its head office is located in Utrecht, the Netherlands.

About Delta Lloyd Group

Delta Lloyd Group offers its customers security, by insuring risks and income as well as by building provisions for the future. It does so under the brand names Delta Lloyd, OHRA and ABN AMRO Verzekeringen and operates in the Benelux countries and Germany. In 2006, Delta Lloyd Group generated gross premium income of EUR 6 billion and posted profit before taxation of EUR 845 million. Delta Lloyd Group has approximately 7,000 employees. As at the end of June, 2007, the Group's assets under management amounted to EUR 63 billion.

In Belgium, Delta Lloyd Group is a mid-sized banc institution with 300 points of sale and a Life insurer with gross premium income amounting to EUR 300 million in 2006.

Disclaimer

This press release contains only factual information and should not be regarded as an opinion or recommendation concerning the purchase or sale of shares or other securities issued by SNS REAAL N.V. This press release does not contain any value judgement or predictions with respect to the financial performance of SNS REAAL N.V.

SNS REAAL Corporate Communications
Annemiek Louwers
Annemiek.Louwers@snsreaal.nl
Tel: +31 (0) 30 291 48 44

SNS REAAL Investor Relations:
Jacob Bosscha
jacob.bosscha@snsreaal.nl
Tel: +31 (0) 30 291 42 46

Victor Zijlema
victor.zijlema@snsreaal.nl
Tel: +31 (0) 30 291 42 47

Delta Lloyd Group in The Netherlands
David Brilleslijper
cc@deltalloyd.nl
Tel: + 31 (0) 20 594 44 88

Delta Lloyd Belgium
Nathalie de Heem
nathalie.deheem@deltalloydlife.be
Tel: +32 (0) 477 66 30 40

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price-sensitive press releases details

The Market Abuse Act became effective on October 1, 2005. On the basis of Article 47(1) of the Act on the Supervision of the Securities Trade 1995 (Wte 1995), public companies listed on Euronext Amsterdam are required to publicize price-sensitive information through the use of, among others, a press release. On the basis of Article 47(9) of the Wte 1995, the AFM is required to maintain a public register of these press releases.

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Publication date:	**11 jan 08 - 09:37**
Legal name:	**SNS Reaal N.V.**
Title:	**Buitengewone algemene vergdering van aandeelhouders SNS REAAL op 29 januari 2008**
Comments:	PERSBERICHT (gecorrigeerd) Utrecht, 11 januari 2008 Buitengewone algemene vergadering van aandeelhouders SNS REAAL op 29 januari 2008 Op dinsdag 29 januari 2008 zal een buitengewone algemene vergadering van aandeelhouders van SNS REAAL N.V. plaatsvinden op het hoofdkantoor van SNS REAAL in Utrecht aan de Croeselaan 1, aanvang 13.00 uur. Op de agenda staat de uitgifte van zes aandelen B aan Stichting Beheer SNS REAAL (de "Stichting") en een daarmee samenhangende wijziging van de statuten van SNS REAAL. De statutenwijziging is vereist om de uitgifte van de zes aandelen B voor een totaalbedrag van Euro 600 miljoen mogelijk te maken. De Stichting heeft ingestemd met het verwerven van deze aandelen in verband met de recent aangekondigde acquisitie van de Nederlandse en Belgische bedrijven van Swiss Life. De Stichting is meerderheidsaandeelhouder van SNS REAAL (54,3%) en heeft mede als doel de groei en ontwikkeling van SNS REAAL te ondersteunen en te handelen in het belang van SNS REAAL en haar belanghebbenden. Het tweede agendapunt heeft betrekking op de vervreemding van door SNS REAAL nog te verwerven aandelen in het kapitaal van SNS REAAL. Dit hangt samen met het besluit dat door de algemene vergadering van aandeelhouders van SNS REAAL op 9 mei 2007 is genomen inzake de lange termijn bonusregeling voor de leden van de Raad van Bestuur. Over SNS REAAL SNS REAAL is een innovatieve dienstverlener op het gebied van bankieren en verzekeren die zich vooral richt op de Nederlandse retailmarkt en het midden- en kleinbedrijf. Het aanbod bestaat uit drie kernproductgroepen: hypotheken en vastgoedfinanciering, vermogensopbouw (sparen en beleggen) en verzekeren. Vanuit een lange traditie voelt SNS REAAL zich verbonden met de Nederlandse samenleving. Met een balanstotaal van € 83 miljard (per eind juni 2007) is SNS REAAL één van de grote bank-verzekeraars van Nederland. Het bedrijf heeft circa 7.000 medewerkers. Het hoofdkantoor is gevestigd in Utrecht. Disclaimer Dit p

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Date of most recent update: 01 feb 08

AFM

AFM

SNS REAAL

PRESS RELEASE *(correction)*

Utrecht, 11 January 2008

SNS REAAL Extraordinary Meeting of Shareholders on 29 January 2008

On Tuesday 29 January 2008, an Extraordinary Meeting of Shareholders of SNS REAAL N.V. will be held at the SNS REAAL head office in Utrecht, the Netherlands, at Croeselaan 1. The meeting will begin at 1 p.m.

The agenda includes the issue of six B-shares to Stichting Beheer SNS REAAL (the 'Foundation') and a corresponding amendment of the Articles of Association of SNS REAAL. The amendment is required for the issue to the Foundation of six B-shares for a total amount of EUR 600 million. The Foundation has agreed to subscribe to these shares in connection with the recently announced acquisition of the Dutch and Belgian activities of Swiss Life. The Foundation is SNS REAAL's majority shareholder (54.3%). Its goal is to support SNS REAAL's growth and development and to act in the best interests of SNS REAAL and its stakeholders.

The second item on the agenda relates to the disposal of ordinary shares in the capital of SNS REAAL yet to be acquired by SNS REAAL. This pertains to the implementation of the long-term bonus arrangement for the members of the Executive Board, which was adopted at the General Meeting of Shareholders on 9 May 2007.

About SNS REAAL
SNS REAAL is an innovative service provider in the banking and insurance sector with a focus on the Dutch retail market and on small and medium-sized businesses. Its activities cover three core product groups: mortgages and property finance, savings and investments and insurance. SNS REAAL has a long history of commitment to Dutch society.

With a balance sheet total of EUR 83 billion (as of June 2007), SNS REAAL is one of the leading bank-assurance institutions in the Netherlands. The company has approximately 7,000 employees. Its head office is located in Utrecht, the Netherlands.

SNS REAAL Corporate Communications
Danielle Dielissen
danielle.dielissen@snsreaal.nl
Tel: +31 (0) 30 291 4890

Erna van der Neut
erna.vanderneut-terbalkt@snsreaal.nl
Tel: +31 (0) 30 291 48 71

SNS REAAL Investor Relations:
Jacob Bosscha
jacob.bosscha@snsreaal.nl
Tel: +31 (0) 30 291 42 46

Victor Zijlema
victor.zijlema@snsreaal.nl
Tel: +31 (0) 30 291 42 47

close window

price-sensitive press releases details

The Market Abuse Act became effective on October 1, 2005. On the basis of Article 47(1) of the Act on the Supervision of the Securities Trade 1995 (Wte 1995), public companies listed on Euronext Amsterdam are required to publicize price-sensitive information through the use of, among others, a press release. On the basis of Article 47(9) of the Wte 1995, the AFM is required to maintain a public register of these press releases.

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Publication date:	**05 feb 08 - 12:05**
Legal name:	**SNS Reaal N.V.**
Title:	**SNS Reaal niet voornemens bod uit te brengen op NIBC**
Comments:	

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200802050000000019_Persbericht NIBC EN.pdf
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Date of most recent update: 03 mrt 08

AFM

AFM

SNS REAAL

Press Release

SNS REAAL not considering making any bid for NIBC

Utrecht, 1 February 2008

In view of market rumours, SNS REAAL hereby states that it is not considering and has never considered making any bid for all or part of NIBC.

About SNS REAAL
SNS REAAL is an innovative service provider in the banking and insurance sector with a focus on the Dutch retail market and on small and medium-sized enterprises. The offering covers three core product groups: mortgages and property finance, asset growth (i.e. savings and investments), and insurance. SNS REAAL has a long history of commitment to Dutch society.
With a balance sheet total of EUR 83 billion (as at the end of June 2007), SNS REAAL is one of the leading bancassurance institutions in the Netherlands. The company has approximately 7,000 employees. Its head office is located in Utrecht, the Netherlands.

SNS REAAL Corporate Communications

Danielle Dielissen
Danielle.dielissen@snsreaal.nl
Tel: +31 (0) 30 291 4890

Erna van der Neut
Erna.vanderNeut-terBalkt@snsreaal.nl
Tel: +31 (0) 30 291 48 71

SNS REAAL Investor Relations

Jacob Bosscha
jacob.bosscha@snsreaal.nl
Tel: +31 (0) 30 291 42 46

Victor Zijlema
victor.zijlema@snsreaal.nl
Tel: +31 (0) 30 291 42 47

close window

price-sensitive press releases details

The Market Abuse Act became effective on October 1, 2005. On the basis of Article 47(1) of the Act on the Supervision of the Securities Trade 1995 (Wte 1995), public companies listed on Euronext Amsterdam are required to publicize price-sensitive information through the use of, among others, a press release. On the basis of Article 47(9) of the Wte 1995, the AFM is required to maintain a public register of these press releases.

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Publication date:	**21 feb 08 - 08:49**
Legal name:	**SNS Reaal Groep N.V.**
Title:	**Nettowinst SNS Reaal stijgt met 25,3% naar record van €465 miljoen**
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20080221000000012_DEF-MGS80661 Persbericht SNS REAAL 2007-EN .pdf

20080221000000012_DEF-MGS80661 Persbericht SNS REAAL 2007-NL.pdf

Date of most recent update: 03 mrt 08

AFM

AFM

SNS REAAL

Press release

PERSBERICHT

Utrecht, the Netherlands, 21 February 2008

SNS REAAL net profit up by 25.3% to a record of €465 million

Growth through diversification of income

Highlights 2007

- Earnings per share up 13.3% to €1.87, 10% on average for the period 2006-2007
- Return on shareholders' equity rose to 13.7% (2006: 12.7%)
- Total proposed dividend €0.82 per share (+15.5%)
- Moderate risk profile maintained
- No exposure to US subprime mortgages
- Capital position and solvency remained strong
- Funding SNS REAAL secured for 2008
- Net interest income SNS Retail Banking up 8.2%
- SNS Property Finance contributed €86 million to net profit
- Regular life premiums up 26.8% and single life premiums up 29.8% at REAAL Verzekeringen
- Non-life net profit showed strong improvement in second half 2007
- Acquisition AXA NL Combined: €18 million net profit contribution to SNS REAAL including funding costs, integration on track
- SNS Regio Bank strengthed distribution network: over 700 points of sale
- SNS REAAL to acquire Zwitserleven; signed letter of intent to sell Swiss Life Belgium

Contents

Contact details

Corporate communications
T +31 30 291 48 77
E concerncommunicatie@snsreaal.nl

Investor Relations
T +31 30 291 42 46
E investorrelations@snsreaal.nl

'Very strong performance in 2007'

'I am delighted to report that SNS REAAL has again delivered a very strong performance in 2007', says Sjoerd van Keulen chairman of the Executive Board. 'This confirms the effectiveness of SNS REAAL's long-term strategy. Net profit in 2007 rose to €465 million, showing significant and robust growth of 25.3% and representing our fifth consecutive year of growth. This reflects strong organic growth in some of our key activities as well as the results of our recent acquisitions of SNS Property Finance, Regio Bank and the Dutch operations of AXA. These acquisitions have diversified our sources of income in areas that are well aligned with our existing activities. Earnings per share rose by 13.3% to €1.87 and return on shareholders' equity was 13.7%, up from 12.7%. We propose a total dividend of €0.82 per share; the final dividend of €0.46 per share will be paid in cash.'

Moderate risk profile maintained

SNS REAAL maintained its moderate risk profile in 2007 and the international liquidity and credit crisis did not have a material impact on net profit. Professional risk management and a solid balance sheet helped to curtail the direct effects of this crisis. Thanks to a sound and proactive liquidity policy and diversified funding strategy, the impact of the market turmoil was limited to an acceptable increase in funding costs. Increased retail funding was another positive factor. At the end of 2007 56% of retail loans were financed with retail funding and the growth of the loan book in 2007 was fully funded with retail deposits. Looking ahead, SNS REAAL has secured its overall funding position for 2008.

Focus on growth

In 2007 SNS REAAL made great progress in further growing. With the acquisition of AXA NL Combined, which includes Winterthur Nederland and DBV Nederland, REAAL Verzekeringen almost doubled its market share in the Dutch insurance market. To help fund this acquisition, SNS REAAL successfully issued new shares (€ 342 million) and raised hybrid capital (€ 350 million). The takeover of Regio Bank, which was finalised on 1 July 2007, considerably enhanced the retail banking distribution capabilities. Furthermore, on 19 November 2007, SNS REAAL announced the intention to acquire Zwitserleven and Swiss Life Belgium. In line with the strategy to focus on the Dutch market, SNS REAAL and Delta Lloyd Group have come to a mutual understanding concerning the sale of Swiss Life Belgium. The acquisition of Zwitserleven will nearly quadruple SNS REAAL's pension business, and will make it the second-largest life insurance company in the Netherlands with a market share of almost 16%. With completion expected in the first half of 2008, the acquisition will have retrospective effect as of 1 January 2008. The funding of this acquisition has been fully secured.

Operating targets increased, financial targets unchanged

As a result of the acquisitions of AXA NL Combined, Zwitserleven and Regio Bank, SNS REAAL has redefined a number of operating targets:

- Market share new mortgages: 8-10% (unchanged).
- Market share overall savings: 7-9% (previously 6-8%).
- Market share individual life insurance: 16-19% (previously 14-17%).
- Market share non-life insurance: 6-8% (previously 4-6%).
- Top five position in disability insurance in 2009 (unchanged).

SNS REAAL's current financial targets remain unchanged:

- Average growth of earnings per share of 10% per annum starting in 2006 up to year-end 2009.
- Average return on ordinary shareholders' equity after tax of 15% per annum.

The target capital ratios of SNS Bank will remain unchanged until a clear view of Basel II requirements has been achieved. Capital ratios of REAAL Verzekeringen and efficiency targets will also remain unchanged.

Integration on track

One year after its acquisition, SNS Property Finance is now fully incorporated within SNS REAAL. The system conversions and integration for Regio Bank were completed within a few months after closing and the AXA integration is on track. SNS REAAL is confident that resources are in place to complete this integration successfully.

Outlook

In 2007, SNS REAAL showed a strong performance in a difficult environment that was heavily influenced by the liquidity and credit crisis. If this crisis continues in 2008, as it has so far, this may prove to be a challenging year. SNS REAAL will continue to focus on broadening existing sources of income and investing in new sources, improving operational efficiency on the back of integration processes and pursuing innovation in marketing and distribution. At the same time, SNS REAAL will maintain its moderate risk profile.

Financial analysis SNS REAAL

In € millions	2007	2006	Change	2nd half year 2007	1st half year 2007
Result					
SNS REAAL	465	371	25.3%	230	235
SNS Bank	272	214	27.1%	137	135
SNS Retail	186	208	(10.6%)	95	91
SNS Property Finance[1]	86	6	1333.3%	42	44
REAAL Verzekeringen	205	170	20.6%	115	90
REAAL Life	177	145	22.1%	83	94
REAAL Non-Life	23	21	9.5%	27	(4)
REAAL Other	5	4	25.0%	5	--
Group activities	(12)	(13)	7.7%	(22)	10
Total income	4,543	3,576	27.0%	2,527	2,016
Total expenses	3,974	3,117	27.5%	2,244	1,730
Operating profit before taxation	569	459	24.0%	283	286
Taxation	101	88	14.8%	51	50
Third party interests	3	--	--	2	1
Net profit for the period	465	371	25.3%	230	235
Earnings per share (EPS) (€)	1.87	1.65	13.3%	0.87	1.00
Diluted earnings per share (€)	1.87	1.65	13.3%	0.87	1.00
Balance Sheet					
Total assets	103,074	79,742	29.3%	103,074	83,393
Investments	21,067	10,626	98.3%	21,067	12,678
Investments for insurance contracts on behalf of policyholders	7,235	3,955	82.9%	7,235	4,079
Loans and advances to customers	63,045	56,700	11.2%	63,045	56,814
Group equity	3,591	3,200	12.2%	3,591	3,546
Savings	19,179	13,678	40.2%	19,179	14,955
Technical provisions insurance operations	24,858	13,283	87.1%	24,858	13,636
Ratios					
Return on shareholders' equity (ROE)	13.7%	12.7%		12.9%	14.6%
Double Leverage	116.3%	107.8%		116.3%	94.7%
Average number of employees (FTE)	6,245	5,609		6,334	5,690
SNS Bank					
Efficiency ratio	60.3%	62.6%		60.5%	60.0%
BIS ratio	11.5%	11.2%		11.5%	11.4%
Tier 1 ratio	8.4%	8.2%		8.4%	8.3%
REAAL Verzekeringen					
Operating cost/premium ratio	14.1%	13.8%		15.5%	12.4%
Solvency life operations[2]	272%	236%		272%	241%
Solvency non-life operations[2]	255%	279%		255%	286%
Number of shares outstanding at end of period[3]	261,553,590	234,761,284		261,553,590	258,636,979
Weighted average number of outstanding shares[3]	248,155,233	224,564,046		260,380,605	235,727,231

1) Comparative figure net profit SNS Property Finance 2006 relates only to December 2006.

2) Solvency life and non-life operations 2007 are calculated based on new legislation.

3) Number of shares outstanding at end of period and weighted average number of outstanding shares were adjusted in the first half year due to the impact of the new long-term bonus scheme for the members of the executive board.

Financial targets

	2007	2006	Targets
Return			
Growth in earnings per share	13.3%	6.5%	10% per annum on average, starting in 2006 up to year-end 2009
Return on ordinary shareholders' equity	13.7%	12.7%	15% per annum on average
Efficiency			
Efficiency ratio SNS Bank	60.3%	62.6%	55%, year-end 2009
Operating cost/premium ratio REAAL Verzekeringen	14.1%	13.8%	13%, year-end 2009
Combined ratio non-life operations[1]	95.9%	94.7%	97%, year-end 2009
Solvency			
Double Leverage SNS REAAL	116.3%	107.8%	< 115%
BIS ratio	11.5%	11.2%	> 11%
Tier 1 ratio	8.4%	8.2%	> 8%
Solvency life operations[2]	272%	236%	> 150%
Solvency non-life operations[2]	255%	279%	> 200%

[1]) As of 2007 the combined ratio is calculated excluding reinsurance results, excluding indemnified business by AXA S.A. and excluding Kyrill storm.
[2]) Solvency life and non-life operations 2007 are calculated based on new legislation.

The figures above illustrate that SNS REAAL is on track to deliver on its targets. Average EPS growth for the years 2006 to 2007 was 10%. ROE increased and is approaching the 15% target.
In spite of the impact of the acquisition of AXA NL Combined, the cost/income ratios developed well. The operating cost/premium ratio of REAAL Verzekeringen, excluding AXA NL Combined, amounted to 13.3% and improved compared to 2006 (13.8%). The combined ratio non-life operations, excluding the Kyrill storm, was 95.9% and below our long term target of 97%.
The capital base remained strong and is now better aligned with SNS REAAL's risk profile. The double leverage is slightly above target due to the acquisition of AXA NL Combined. The double leverage is set to come into line with the target (<115%) in early 2008.

Net profit SNS REAAL



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Net profit SNS REAAL

2007 result compared to 2006

SNS REAAL's net profit grew by € 94 million, from € 371 million to € 465 million (+25.3%). On average over the past four years, this represents a compound annual growth rate of 18%.

SNS Bank's net profit increased from € 214 million to € 272 million (+27.1%), mainly driven by SNS Property Finance's contribution of € 86 million and growing net interest income from retail banking. This compensated a decrease in the net result on bond gains, which in 2006 amounted to € 35 million.
REAAL Verzekeringen's net profit increased from € 170 million to € 205 million (+20.6%). Within this, net profit of REAAL Verzekeringen Life increased by € 32 million of which € 12 million was attributable to AXA NL Combined. Net profit of REAAL Verzekeringen Non-Life and Other grew by € 3 million including € 10 million contribution of AXA NL Combined. The € 12 million net negative impact of the Kyrill storm on the non-life insurance operations was partly offset by favourable developments in claims in the second half of 2007.

Operating costs were kept well in check. The efficiency ratio at SNS Bank showed a positive development. At REAAL Verzekeringen the operating cost/premium ratio, excluding AXA NL Combined, improved from 13.8% in 2006 to 13.3% in 2007.

At 17.8%, the effective tax rate was lower than in 2006 (19.2%). This reduction was mainly due to the lower statutory corporate tax rate, which decreased from 29.6% in 2006 to 25.5% in 2007.

Net profit from Group activities

Group activities comprise the business units managed directly by SNS REAAL at holding company level, whose income and expenses are not allocated to SNS Bank or REAAL Verzekeringen. These include the largely discontinued SNS REAAL Invest and, as from 1 July 2006, SNS Asset Management.

Net profit from Group activities, including consolidation adjustments, remained stable at € 12 million negative in 2007 compared to € 13 million negative in 2006.
Result from Group activities was positively influenced by € 35 million from the sale of the remaining 40% interest in La Ser Lafayette Services Nederland and part of the holding of F. van Lanschot Bankiers' shares (this interest was reduced from 7.6% to 5.3%). However, interest expenses increased by € 24 million mainly because the acquisitions of SNS Property Finance and AXA NL Combined were partly funded by increasing double leverage at holding company level. In addition staff costs increased by € 14 million. This was primarily driven by the first time inclusion of a full year of staff costs of SNS Asset Management, the introduction of a long-term incentive programme and the increase of staff in connection with legislation and compliance.

Earnings per share

SNS REAAL aims to grow its earnings per share (EPS) by an average of 10% annually, starting in 2006 up to year-end 2009, including acquisitions. EPS for 2007 amounted to € 1.87 (+ 13.3%); on average for the period 2006-2007 this represents a compound annual growth rate of 10%. This is an important step towards achieving SNS REAAL's implied EPS target of € 2.27 by the end of 2009. After the issue of new ordinary shares on 22 June 2007 and the interim (stock) dividend for 2007 declared and paid in September 2007, the weighted average number of outstanding shares for 2007 was 248,155,233. As from the issue date, the new shares have been fully taken into account for the purpose of calculating EPS.

Return on shareholders' equity

Return on shareholders' equity (ROE) of SNS REAAL was 13.7% (2006: 12.7%). The financial target is a ROE of 15% per annum on average after tax. ROE in 2007 was reduced by the timing difference between the share issue for the acquisition of AXA NL Combined in June and the completion of the acquisition in September.

Earnings per share SNS REAAL


€
CAGR = 10%
2.00
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0
2003*
2004
2005
2006
2007
Earnings per share SNS REAAL

*) Number of shares after stock split in 2004 was used for calculation earnings per share 2003.

Return on shareholders' equity SNS REAAL


%
20
18
16
14
12
10
2003
2004
2005
2006
2007
Return on shareholders' equity SNS REAAL

Dividend and Annual General Meeting of Shareholders

SNS REAAL will propose a total dividend for 2007 of € 0.82 per share (+ 15.5%) at the Annual General Meeting of shareholders (AGM) on 16 April 2008. An interim dividend of € 0.36 was paid in September 2007, making the proposed final dividend € 0.46. It is the view of the Executive Board that, at current share price levels, a scrip dividend would be very dilutive and therefore not in the interests of all shareholders; therefore, the final dividend will be paid in cash. The ex-dividend date is 18 April 2008, and the dividend will be payable on 5 May 2008.

The Supervisory Board will recommend to the AGM two new candidates to fill the vacancies that arose or will arise from the retirement of Mr Den Hoed in 2007 and the forthcoming retirement of the chairman Mr Bouma in 2008. Furthermore Mr Van Heeswijk will retire in 2008.

Balance sheet

SNS REAAL's balance sheet grew by € 23.3 billion, from € 79.7 billion at year-end 2006 to € 103.0 billion at the end of 2007 (+ 29.2%). Excluding the impact of the acquisitions of AXA NL Combined (€ 16.6 billion) and Regio Bank (€ 3.0 billion), the balance sheet grew by € 3.7 billion to € 83.4 billion.

Investments for own account increased by € 10.4 billion to € 21.0 billion (+ 98.1%), mainly as a result of the consolidation of AXA NL Combined (€ 7.9 billion). Loans and advances to customers rose by € 6.3 billion to € 63.0 billion (+ 11.1%), mainly attributable to the acquisitions of AXA NL Combined and Regio Bank and organic growth at SNS Property Finance.
Goodwill and other intangible fixed assets rose by € 1.2 billion to € 2.0 billion mainly due to the recognition of intangible fixed assets related to AXA NL Combined. This consists of Value of Business Acquired (€ 658 million), other intangible assets (€ 162 million) and goodwill (€ 237 million).

On the liability side, SNS Bank showed a reduction of amounts due to credit institutions of € 2.2 billion, mainly due to the accelerated redemption of a facility with ABN AMRO N.V. in connection with the acquisition of Bouwfonds Property Finance in 2006. The growth of SNS Bank's total assets of € 6.2 billion was primarily funded by the growth of savings by € 5.5 billion (+ 40.2%). Besides the contribution of Regio Bank (€ 2.1 billion), savings increased due to strong organic growth at ASN Bank and as a result of SNS Bank's successful deposit campaigns. Furthermore, the total amount of debt certificates increased by € 1.3 billion.

Technical provisions at REAAL Verzekeringen increased by € 11.6 billion, particularly due to the acquisition of AXA NL Combined (€ 11.2 billion). The life technical provision increased by € 10.7 billion, and that for non-life by € 0.9 billion.

SNS REAAL's group equity grew by € 391 million to € 3.6 billion (+ 12.2%) compared to year-end 2006. This was mostly attributable to the share issue (€ 342 million net of costs recognised in 2007) and the net profit for 2007 of € 465 million. This was partly offset by a decrease of € 325 million caused by the unrealised revaluation of investments and cash flow hedges in response to market developments and realisations and a decrease of € 94 million related to the distribution of the final dividend for 2006 and the interim dividend for 2007. The capital base increased by € 759 million to € 5.6 billion, while subordinated debt increased by € 368 million to € 2,032 million.

The acquisition of AXA NL Combined was financed by € 450 million internal resources by the net proceeds of the share issue in June 2007 of € 342 million and for the remaining part by a combination of hybrid capital and debt certificates.

Solvency

The 'double leverage', which is the ratio between the book value of the subsidiaries and SNS REAAL's shareholders' equity, increased from 107.8% at year-end 2006 to 116.3% at the end of 2007. While shareholders' equity was strengthened by the share issue in June (€ 342 million), the value of associated companies and subsidiaries increased mainly due to a share premium of € 711 million paid in to REAAL Verzekeringen by SNS REAAL and the 2007 net profit generated by associated companies and subsidiaries (less dividends paid). The double leverage is set to come into line with the target (<115%) in early 2008.

SNS Bank's capital base increased by € 344 million to € 3.9 billion. The € 272 million net profit was partly distributed to SNS REAAL as dividends (€ 130 million). Subordinated debt increased by € 230 million. The fair value reserve was € 35 million lower as a result of higher interest rates. Tier 1 capital amounted to € 2.6 billion.
SNS Bank's capital adequacy position remained strong. The Tier 1 ratio at the end of 2007 was 8.4% (year-end 2006: 8.2%), the BIS ratio was 11.5% (year-end 2006: 11.2%) and the Core capital ratio was 6.5% (year-end 2006: recalculated 6.5%).
Basel II was adopted on 1 January 2008. If the Basel II ratios were calculated as at 31 December 2007 the ratios were even more robust. Based on preliminary calculations, the Tier 1 ratio was 12.8%, the BIS ratio was 17.2% and the Core capital ratio was 11.2%.

Solvency levels SNS Bank


%
13
12
11
10
9
8
7
6
5
2003
2004
2005
2006
2007
BIS ratio
Tier 1 ratio
Core capital ratio
Financial target BIS ratio (11.0%)
Financial target Tier 1 ratio (8.0%)
Financial target Core capital ratio (6.0%)

Solvency levels REAAL Verzekeringen


%
400
350
300
250
200
150
100
50
0
2003
2004
2005
2006
2007
Non-life
Life
Financial target Solvency non-life (200%)
Financial target Solvency life (150%)

REAAL Verzekeringen's capital base increased by € 1,022 million, to € 2.4 billion (+ 71.6%) at the end of 2007. With the acquisition of AXA NL Combined, SNS REAAL injected € 711 million in the form of paid-in share premium into REAAL Verzekeringen's capital. In addition, in the second half of the year the capital base was further reinforced by subordinated loans (€ 420 million). The net profit of € 205 million for 2007 was partly offset by a dividend of € 26 million distributed to SNS REAAL and a net total decline of € 276 million in the fair value reserve and the cash flow hedge reserve.

The solvency ratios of REAAL Verzekeringen remained well above target. New legislation, which is effective from 2007 (Wft), has positively affected the solvency calculation as the surplus value of the technical provisions shown by the liability adequacy test at life operations is now taken into account. As a result, solvency of life operations 2007 was 272%. Solvency of non-life operations of 255% was not influenced by the new calculation method.
The 2007 solvency ratio of REAAL Verzekeringen, based on the new calculation method, amounted to 198% and reflects the total solvency position of the insurance operations.

Overall, the strong capital base is now being deployed more effectively and is better aligned with SNS REAAL's risk profile.

Results of the second half 2007 compared to the first half 2007

In the second half of 2007 the net profit for SNS REAAL was slightly down at € 230 million compared to € 235 million in the first half. The contribution to net profit of AXA NL Combined almost fully compensated the one-off results of the sale of La Ser Lafayette Nederland and the F. van Lanschot shares and the Kyrill storm in the first half of the year.

SNS Bank's net profit of € 137 million was virtually flat compared to the net profit in the first half.
SNS Bank's net interest income was up € 29 million (+ € 7.7%), in particular due to the contribution of Regio Bank (€ 26 million) and improved margins and an increased portfolio at SNS Property Finance (€ 6 million). Income from ALM results was lower in the second half of the year, mainly due to a partly inverted yield curve and a lengthening of the duration of savings.
Net commissions and management fees were virtually unchanged compared to the first half year. The results on investments and derivatives and other financial instruments increased by € 27 million, mainly due to positive results on derivatives for hedging purposes.

SNS Bank's operating costs were € 32 million higher than in the first half of 2007, particularly due to the operational and integration costs of Regio Bank (€ 22 million) and temporary staff costs related to projects to improve efficiency. Value adjustments to financial instruments and other assets increased by € 17 million. This was entirely attributable to SNS Property Finance, which realised a release of € 1 million in the first half of the year but an addition of € 16 million in the second half of the year. The addition in the second half was related to a limited number of projects in the USA and Spain.

In the second half of 2007 the net profit of REAAL Verzekeringen was € 115 million. Excluding the contribution from AXA NL Combined of € 22 million, the net profit of € 93 million was virtually flat compared to the first half year.

The strong result of non-life operations in the second half of the year as a result of favourable developments in claims offset the decline in net profit of life operations as a result of higher acquisition costs for insurance operations and value adjustments to financial instruments and other assets.

Total income, excluding AXA NL Combined, decreased in the second half of 2007 by € 224 million compared to the first half of 2007, because of lower results on investments for insurance contracts on behalf of policyholders due to higher interest rates and stock markets fluctuations.
Also excluding AXA NL Combined, net premium income at REAAL Verzekeringen was virtually flat at € 1,018 million compared to the first half year. Single life premiums grew by € 61 million (+ 20.0%), predominantly in the Immediate Annuities product group. In line with the seasonal pattern, regular life premiums were down. Non-life premiums were in line with the first half of 2007.

Compared to the first half of 2007, total expenses at REAAL Verzekeringen, excluding AXA NL Combined and relating funding costs, decreased by € 230 million, in particular due to the technical expenses on insurance contracts (–€ 282 million). Acquisition costs for insurance operations rose by € 11 million mainly due to a better alignment of the amortisation of acquisition costs with premiums from policyholders. Value adjustments to financial instruments and other assets rose by € 23 million caused by equity impairments as a result of lower stock markets and value adjustments to loans and intangible fixed assets. Operating costs, excluding AXA NL Combined, rose by € 12 million mainly due to more temporary staff and increased costs for specialised external advice.

Execution of strategy

In 2007, SNS REAAL made great strides in the continued expansion of its business operations, realising growth both organically and through acquisitions to diversify the sources of income. SNS REAAL has achieved this growth while maintaining its moderate risk profile and the focus on both employee and customer satisfaction.

Structural growth in mature markets

Besides growth through acquisitions, SNS REAAL seeks profitable growth in its existing activities. The main drivers for organic growth are savings, investments, retail mortgages, the SME market, property finance, pensions and disability insurance.

SNS Bank's share of the savings markets grew from 6.3% to 8.3% mainly as a result of successful products at ASN Bank, SNS Bank's savings deposit campaigns and the acquisition of Regio Bank.
SNS REAAL's total assets under management, including SNS Asset Management, increased from € 17.8 billion to € 20.4 billion at the end of 2007. Again, SNS Fundcoach proved to be a successful formula. The number of customers grew by 9,130 to 27,388 (+ 50%) and the assets under management grew from € 589 million to € 802 million (+ 36.2%).
SNS Property Finance's loan portfolio increased organically by € 1.8 billion (+ 20.4%). SNS Retail Banking regained market share in mortgages in the second half of 2007, growing its market share to 7.4%. The retail mortgage portfolio grew by € 2.4 billion to € 44.8 billion (+ 5.7%) of which € 1.6 billion came from the acquisition of Regio Bank.

At REAAL Verzekeringen, excluding AXA NL Combined, regular premiums were again higher (+ 5.1%) and single premiums recovered strongly during the second half of 2007. In total over 2007, single premium income increased organically by 4.0%. Specifically, regular pensions and disability premiums grew by 14.2% and 16.7% respectively. Market share of regular life premiums amounted to 14.5% and that of single life premiums was 9.1%.

Acquisitions

The acquisition of the Dutch insurance activities of AXA was a major step forward. This acquisition for a total price of € 1.8 billion, which was completed on 5 September 2007, has significantly strengthened SNS REAAL's position in the consolidating Dutch insurance market. Market share of regular life premiums and single life premiums grew with this acquisition. As of September 2007 market share of AXA NL Combined of regular life premiums amounted to 6.0% and market share of single life premiums was 9.7%. The takeover of AXA NL Combined enabled the effective use of excess capital within SNS REAAL. It is expected that the acquisition will be EPS accretive from 2008 and that it will generate a return on investment above the cost of capital and positively enhance SNS REAAL's ROE.

As announced on 4 June 2007, SNS REAAL expects to realise substantial pre-tax cost synergies of approximately € 50 million per annum by 2011 on a fully-phased basis, representing approximately 40% of AXA NL Combined's operational cost base. SNS REAAL estimates total pre-tax restructuring costs at € 60 million, which will be front-end loaded with the majority to be taken in the first three years. These mainly consist of ICT, facilities and HR related costs. The integration process is on track with limited integration costs so far.

On 19 November, SNS REAAL announced the intended acquisition of Zwitserleven and Swiss Life Belgium for a total consideration of up to € 1,535 million. With the acquisition of Zwitserleven, SNS REAAL will nearly quadruple its pension business to a market share of approximately 11%. Annual cost savings will grow to approximately € 35 million and will be fully phased in by 2012, representing approximately 35% of Zwitserleven's current cost base.

The funding of the acquisition has been secured. The acquisition will be financed through a combination of € 600 million of a new class of shares ('Foundation Shares') to be issued to Stichting Beheer SNS REAAL (the Foundation) and up to € 800 million of debt instruments and internal resources. The remaining € 135 million will be financed by the proceeds of the intended sale of Swiss Life Belgium. The acquisition will take effect on 1 January 2008 and is expected to be completed in the first half of 2008.

Both these major acquisitions are in line with SNS REAAL's strategic priorities of achieving scale through consolidation, diversifying its income in the Dutch life insurance market, strengthening distribution, broadening its presence in the SME segment, and gaining a significant presence in the structurally attractive pension and disability markets. After completing these acquisitions, SNS REAAL will be the second largest life insurance company in the Netherlands.

The takeover of Regio Bank was completed on 1 July 2007. CVB Bank and Regio Bank have been merged under the name SNS Regio Bank creating a unique franchise formula in Dutch banking. In the view of SNS REAAL, the emphasis in the banking value chain is shifting towards distribution. SNS Regio Bank represents a major increase in distribution strength through a substantial increase in its visibility and footprint. SNS Regio Bank now has a network of approximately 700 specialised intermediaries who market its products in close proximity to the customers. Many of these intermediaries are located in the Randstad urban region, a particular area of focus for the strengthening of SNS Bank's network. In addition, the integration will generate considerable cost savings. The necessary system conversions have been completed.

On 30 August 2007, SNS Securities and VVAA Groep reached final agreement on the acquisition of FBS Bankiers, a specialised bank that provides services to both private and institutional clients. With the acquisition of FBS Bankiers, SNS Securities will strengthen its position in the Dutch market.

SNS Property Finance now is fully incorporated within SNS REAAL and the integration of the existing property finance activities of SNS Bank with those of SNS Property Finance was completed at year-end 2007.

Diversification

SNS REAAL has achieved further diversification of its sources of income by acquiring companies with products that are well aligned with the existing strategy. The acquisition of SNS Property Finance brought significant diversification to SNS Bank, reducing its dependence on retail banking. With the acquisition of AXA NL Combined and the announced acquisition of Zwitserleven, the shares of life and non-life insurance of total net profit for SNS REAAL will increase. In addition, SNS REAAL will show more diversification within both these insurance segments.

Composition net profit SNS REAAL 2007
Pro forma*


8%
38%
38%
16%
Retail Banking
SNS Property Finance
Life Insurance
Non-life Insurance

Composition net profit SNS REAAL 2006


5%
38%
55%
2%
Retail Banking
SNS Property Finance
Life Insurance
Non-life Insurance

*) Pro forma 2007: including AXA NL Combined FY 2007 and Regio Bank FY 2007

SNS Bank

Diversification of total income at SNS Bank further improved in 2007. Net interest income of SNS Property Finance increased and its percentage in total income of SNS Bank grew from 2% in 2006 to 19% in pro forma 2007. Furthermore net interest income of retail banking became better balanced as lower interest income from retail mortgages and penalty interest was more than offset by increased income from savings products and the SME portfolio. Net commission and management fees increased, whilst its share in total income decreased as a result of strong growth in interest result due to the contribution of SNS Property Finance. Other income as a percentage of total income decreased from 10% in 2006 to 3% in pro forma 2007 due to lower results from the sale of bonds.

Composition of income SNS Bank 2007 Pro forma*


3%
13%
19%
65%
Net intrest income Retail Banking
Net intrest income SNS Property Finance
Net commission and management fees
Other income

Composition of income SNS Bank 2006


10%
16%
2%
72%
Net interest income Retail Banking
Net interest income SNS Property Finance
Net commission and management fees
Other income

*) Pro forma 2007: including Regio Bank FY 2007

REAAL Verzekeringen

AXA NL Combined has already increased the diversification in REAAL Verzekeringen's business. This diversification will be further strengthened by the acquisition of Zwitserleven, which will add a significant share of the growing pension market.

Composition of gross premium income REAAL Verzekeringen Life 2007 Pro forma*


3%
42%
46%
9%
Single, pension
Single, other
Regular, pension
Regular, other

Composition of gross premium income REAAL Verzekeringen Life 2006


6%
35%
51%
8%
Single, pension
Single, other
Regular, pension
Regular, other

*) Pro forma 2007: including AXA NL Combined FY 2007

Composition of gross premium income
REAAL Verzekeringen Non-Life 2007 Pro forma*


10%
27%
24%
39%
Fire
Motor
Other
Disability

Composition of gross premium income
REAAL Verzekeringen Non-Life 2006


3%
30%
28%
39%
Fire
Motor
Other
Disability

*) Pro forma 2007: including AXA NL Combined FY 2007

The acquisition of AXA NL Combined will continue to further diversify REAAL Verzekeringen's non-life insurance operations. This acquisition will increase and broaden the distribution power in the key growth area disability insurance in particular.

Risk profile

By focusing primarily on banking and insurance products for retail and SME customers in the Netherlands, SNS REAAL has a moderate risk profile. Given the structural shortage of affordable housing, the Dutch market is expected to be sufficiently robust to absorb the impact of the current market turmoil.

Thanks to professional risk management and a solid balance sheet, the liquidity and credit crisis did not have a significant impact on the result of SNS REAAL in 2007. SNS REAAL has no direct exposure to the US subprime mortgage market and the indirect negative impact of unrealised value adjustments in the trading portfolios of SNS Bank was limited to € 9 million. The stock market turmoil led to € 17 million of impairments to the equity investment portfolio of REAAL Verzekeringen.

The immediate impact on long-term funding costs of the banking business has been limited. SNS Bank has been able to profit for a longer period from the historically low credit spreads by attracting a relatively large amount of long-term funding. As a result SNS Bank's funding is secured for 2008 without need for recourse to the capital markets as of today. The diversified funding policy coupled with a further improvement in the mix between wholesale and retail funding has made an important contribution to this. The retail funding base increased in 2007 due to a combination of the acquisition of Regio Bank and organic growth. Retail funding in relation to total funding increased from 36% at the end of 2006 to 42% at the end of 2007. At the end of 2007, 56% of retail loans was funded with retail funding (2006: 44%). Moreover, the size of the cash position (including liquid assets) has been increased in response to the uncertain situation on the money and capital markets by carrying out a sound and proactive liquidity policy. The temporarily higher liquidity buffer has been invested in a diversified range of liquid investments of a high rating.

The equity component of the asset mix of REAAL Verzekeringen was limited to 10% (€ 2.2 billion). The equity exposure of REAAL Verzekeringen was hedged for 70% if the price declined below the strike price of the related put options. Moreover, currency risks were hedged for approximately 85%. The fixed-income portfolio of REAAL Verzekeringen amounted to € 15.1 billion, 74% of the rated investments (€ 10.9 billion) were rated double AA or higher. Investments in collateralised debt instruments comprised less than 1% of the total investment portfolio with the majority of these instruments rated double AA or higher.

The impact of interest-rate fluctuations on the result of SNS REAAL was limited by a low duration of the shareholders' equity and a 50% hedge of the guarantee risk in the company profit-share portfolio.

SNS Bank

In € millions	2007	2006	Change	2nd half year 2007	1st half year 2007
Result					
Net interest income banking operations	783	567	38.1%	406	377
Net commission and management fees	129	120	7.5%	64	65
Result on investments	14	67	(79.1%)	10	4
Results on derivatives and other financial instruments	13	15	(13.3%)	17	(4)
Other operating income	(1)	(1)	0.0%	(4)	3
Total income	**938**	**768**	22.1%	**493**	**445**
Value adjustments to financial instruments and other assets	35	36	(2.8%)	26	9
Staff costs	332	283	17.3%	178	154
Depreciation and amortisation of tangible and intangible fixed assets	31	25	24.0%	14	17
Other operating expenses	203	173	17.3%	107	96
Total expenses	**601**	**517**	16.2%	**325**	**276**
Operating profit before taxation	**337**	**251**	34.3%	**168**	**169**
Taxation	64	37	73.0%	30	34
Third party interests	1	--	--	1	--
Net profit for the period	**272**	**214**	27.1%	**137**	**135**
Net profit SNS Retail	**186**	**208**	(10.6%)	**95**	**91**
Net profit SNS Property Finance[1]	**86**	**6**	1333.3%	**42**	**44**
Risk-weighted assets	30,744	28,454		30,744	28,663
Ratios					
Return on shareholders' equity	12.6%	14.1%		12.9%	13.0%
Efficiency ratio	60.3%	62.6%		60.5%	60.0%
BIS ratio	11.5%	11.2%		11.5%	11.4%
Tier 1 ratio	8.4%	8.2%		8.4%	8.3%
Core capital ratio	6.5%	6.5%		6.5%	6.6%

[1]) Comparative figure net profit SNS Property Finance 2006 relates only to December 2006.

Highlights

- *Net profit up 27.1% to € 272 million*
- *SNS Property Finance contributed € 86 million to net profit*
- *Net interest income SNS Retail Banking rose by 8.2% in 2007, despite decreased penalty interest*
- *Net commission and management fees increased to € 129 million (+ 7.5%)*
- *Funding SNS Bank secured until the end of 2008, no need for recourse to the capital markets as of today*
- *Integration Regio Bank on track, systems conversion completed*
- *Regio Bank (as of 1 July) contributed € 4 million to net profit after one-off integration costs*
- *Return on shareholders' equity 12.6%, capital ratios strong as ever*
- *Efficiency ratio improved to 60.3% (2006: 62.6%)*
- *Value adjustments almost equal to 2006*

Result

The results of Regio Bank have been consolidated in SNS Bank results from 1 July 2007. SNS Bank's net profit of €272 million rose by €58 million (+27.1%). SNS Property Finance contributed €80 million to this increase and Regio Bank €4 million.

The effect of the international liquidity and credit crisis on SNS Bank's liquidity position was relatively limited. The liquidity position of SNS Bank remained solid, supported by the diversified funding policy, the growth of savings on the back of the savings deposit campaigns and the ample liquidity buffers accumulated prior to the credit crisis. Nevertheless if the current situation endures for a longer period, it will also have an impact on banking operations.

Net profit SNS Bank


€ millions
300
250
200
150
100
50
0
CAGR = 21%
2003
2004
2005
2006
2007
Net profit SNS Bank

Despite the lower statutory corporate tax rate, the effective tax rate increased to 19.0% compared to 14.7% in 2006 as a result of the lower impact of structured tax investments. Furthermore in 2006 the effective tax rate was influenced by a recalculation of the net deferred tax liabilities resulting in a release of €9 million.

Return on shareholders' equity (ROE) for 2007 was 12.6% down from 14.1% in 2006.

Income

Total income increased from €768 million in 2006 to €938 million (+22.1%) in 2007. The higher net interest income and higher net commissions and management fees of SNS Retail Banking and the contribution made by SNS Property Finance more than compensated for the lower results on investments and derivatives and other financial instruments. SNS Bank's interest income (excluding SNS Property Finance, Regio Bank and FBS) increased by €24 million (+4.4%) compared to the level realised in 2006, despite a €24 million decrease in penalty interest income due to a further contraction of the mortgage refinancing market on the back of rises in interest rates. Margin pressure in mortgages was more than compensated by improved margins in other products, most notably savings.

The consolidation of SNS Property Finance, an improved net interest income and a sharply lower result on investments and derivatives and other financial instruments enhanced the quality of income. The diversification of net interest income improved due to strong growth of net interest income on savings products and SME mortgages and the acquisition of SNS Property Finance. In retail banking, commissions and management fees as a percentage of total income grew from 15.9% to 17.0%.

Composition of income SNS Bank


€ millions
1,000
750
500
250
0
2005
2005
2007
Other income
Net commission and management fees
Net interest income SNS Property Finance
Net interest income Retail Banking

Expenses

Total expenses rose by €84 million due to SNS Property Finance (€70 million) and Regio Bank (€12 million).

Value adjustments to financial instruments and other assets remained low at €35 million (2006: €36 million).

As a result of the increased income, strict cost control and the consolidation of SNS Property Finance for a full year, the efficiency ratio improved from 62.6% in 2006 to 60.3% in 2007.

Efficiency ratio SNS Bank


%
65
64
63
62
61
60
59
58
57
2003
2004
2006
2007
Efficiency ratio SNS Bank

Funding

SNS Bank's funding strategy has consistently been based on three pillars: diversification of funding sources, commitment to the investor base and a proactive view of the environment. The retail lending base grew due to a combination of the acquisition of Regio Bank and organic growth. As a result, retail funding as a percentage of total funding increased from 36% at the end of 2006 to 42% at the end of 2007. At the end of 2007, 56% of retail loans was funded with retail money (2006: 44%). SNS Bank has maintained a prudent and proactive funding and liquidity strategy and was able to profit for a longer period from the historically low credit spreads by attracting a relatively large amount of long-term funding. Looking ahead, the funding position has been secured until the end of 2008 without need for recourse to the capital markets as of today.

Diversification of funding sources year-end 2007


7%
16%
12%
21%
42%
2%

- Medium term notes
- Retailfunding
- Credit institutions
- Securitisation
- Benchmark Bonds
- Other

Diversification of funding sources year-end 2006


11%
15%
14%
36%
19%
5%

- Medium term notes
- Retailfunding
- Credit institutions
- Securitisation
- Benchmark Bonds
- Other

SNS Retail Banking

In € millions	2007	2006	Change	2nd half year 2007	1st half year 2007
Result					
Net interest income banking operations	596	551	8.2%	307	289
Net commission and management fees	128	120	6.7%	64	64
Result on investments	13	67	(80.6%)	9	4
Results on derivatives and other financial instruments	12	15	(20.0%)	16	(4)
Other operating income	2	--	--	(1)	3
Total income	**751**	**753**	(0.3%)	**395**	**356**
Value adjustments to financial instruments and other assets	20	35	(42.9%)	10	10
Other expenses	505	476	6.1%	268	237
Total expenses	**525**	**511**	2.7%	**278**	**247**
Operating profit before taxation	**226**	**242**	(6.6%)	**117**	**109**
Taxation	39	34	14.7%	21	18
Third party interests	1	--	--	1	--
Net profit for the period	**186**	**208**	(10.6%)	**95**	**91**
Risk-weighted assets	18,832	19,571		18,832	18,938
Efficiency ratio	67.2%	63.2%		67.8%	66.6%

Result

SNS Retail Banking's net profit decreased from € 208 million to € 186 million (–10.6%). Excluding the net result on the 2006 bond sales of € 35 million and the impact of the conversion of the property finance activities to SNS Property Finance (€ 4 million), net profit rose by 9.8% due to improved net interest income and higher net commissions and management fees.

Regio Bank has been included in SNS Retail Banking's result from 1 July 2007. In the second half of 2007, Regio Bank made a positive contribution to net profit of €4 million. The integration of this company into SNS Bank and related system conversions were completed at year-end 2007.

Income

Net interest income

The increase of net interest income of SNS Retail Banking by €45 million (+8.2%) was due to an increase of commercial interest income while penalty interest fell by €24 million. The growth of commercial interest income was due to higher sales volumes in almost all product segments and improved margins on savings products and the SME portfolio. This growth was partially offset by lower margins in the mortgage business as a result of the ongoing fierce competition. Regio Bank contributed €26 million to net interest income.

Penalty interest income fell by €24 million from €53 million in 2006 to €29 million in 2007 (–45.3%). This fall was caused by a decrease in the volume of early redemptions on the back of interest rate hikes, which further contracted the mortgage refinancing market, continuing a trend that had started in 2006. Penalty interest income also declined as the spread between client interest rates and market interest rates narrowed. Penalty interest income in the second half of 2007 amounted to €15 million which was almost equal to the first half of 2007.

Interest rates rose across the entire yield curve during 2007. Short-term interest rates continued to increase and the yield curve became partly inverted in the second half of 2007. The long end of the yield curve steepened but continued to be relatively flat. During 2007, SNS Bank's exposure to future interest rate hikes was reduced. These movements in the yield curve and the ALM policy resulted in a limited but positive ALM income in line with 2006.

In the highly competitive mortgage market, compared to the first half of 2007, SNS Retail Banking regained market share in mortgages from 6.7% to 7.4%. SNS Budget Mortgage, voted 'Best European Mortgage Product of 2007', generated over half of the new mortgage production. In the existing mortgage portfolio, retention improved in 2007. The acquisition of Regio Bank added a mortgage portfolio of €1.6 billion, in total SNS Bank's retail mortgage portfolio expanded by 5.7% to €44.8 billion (2006: €42.4 billion).

In 2007, the savings market share grew from 6.3% to 8.3% partly as a result of successful products at ASN Bank and SNS Bank's savings deposit campaigns. Regio Bank contributed €2.1 billion to the savings portfolio and SNS Bank's total savings portfolio increased by €5.5 billion to €19.2 billion (+40.1%). ASN Bank showed considerable growth in both volume and the number of clients. In 2007, the number of clients increased by 14% (45,651 new clients).

Net commission and management fees

Excluding the management fees of SNS Asset Management, which was transferred to SNS REAAL at 1 July 2006, growth of net commissions and management fees in 2007 was €16 million (+14.3%). This increase occurred across all commission-related activities, the insurance commissions grew by 6.1% to €35 million.
Growth in securities commissions was mostly driven by the activities of SNS Fundcoach and SNS Securities. SNS Fundcoach's assets under management increased by €213 million from €589 million at year-end 2006 to €802 million at the end of 2007 (+36.2%). The numbers of new accounts and active clients both grew in 2007, and SNS Fundcoach's fee income increased accordingly. Additionally, management fee income of SNS and ASN funds rose compared to 2006.
Net commission fees contributed by SNS Securities grew from €13 million to €16 million, supported by the FBS Bankiers contribution and the former activities of Van der Hoop.

Other income

The result on investments fell sharply, from €67 million in 2006 to €13 million in 2007, largely due to the absence in 2007 of the significant net profits realised from bond sales in 2006 (€35 million net). Based on the positive revaluations and SNS Bank's interest rate projections, substantial results were made in 2006 through bond sales. In view of the size of the fair value reserve at the end of 2007 and the interest rate environment, the result on investments, as indicated before, is expected to remain low in 2008.

Income from derivatives and other financial instruments fell by €3 million from €15 million in 2006 to €12 million at the end of 2007. The international liquidity and credit crisis had a minor negative impact on the market value of SNS Bank's bond trading

portfolio (–€9 million). As we intend to hold this portfolio to maturity date (approximately two years), future positive results will offset this current negative mark to market performance.

Expenses

Value adjustments to financial instruments and other assets

Value adjustments to financial instruments and other assets fell by €15 million from €35 million in 2006 to €20 million in 2007 (–42.9%). The lower addition for retail mortgages reflects the low risk of this portfolio, fewer forced property sales and associated lower shortfalls on foreclosures per item. In addition, in 2006 the provisioning policy was tightened, resulting in higher additions. There was a markedly lower inflow of infected loans from the SME sector, in particular due to the improved economic environment and to the release of a number of remaining provisions in respect of the settlement of various loans. The value adjustments as a percentage of risk-weighted assets fell from 0.18% in 2006 to 0.11% in 2007.

Other expenses

Other expenses increased by €29 million, from €476 million in 2006 to €505 million in 2007 (+5.1%). This increase was mainly due to the acquisitions and integration of Regio Bank and FBS (€22 million). Excluding these factors, strict cost control limited the increase in other expenses to €7 million (+1.5%). The total number of FTEs at retail banking decreased by 103, despite the integration of Regio Bank (54 FTEs). This decrease was caused by STP projects and the reorganisation of the SME business. However, total staff costs increased as more temporary staff was hired for projects related to legislation (implementation of Basel II), efficiency and integration.

SNS Property Finance

In € millions	2007	2006	2006 Pro forma	Change	2nd half year 2007	1st half year 2007
Result						
Net interest income banking operations	187	16	182	2.7%	99	88
Net commission and management fees	1	--	--	--	--	1
Result on investments	1	--	--	--	1	--
Results on derivatives and other financial instruments	1	--	--	--	1	--
Other income	(3)	(1)	5	(160.0%)	(3)	--
Total income	**187**	**15**	**187**	0.0%	**98**	**89**
Value adjustments to financial instruments and other assets	15	1	11	36.4%	16	(1)
Other expenses	61	5	55	10.9%	30	31
Total expenses	**76**	**6**	**66**	15.2%	**46**	**30**
Operating profit before taxation	111	9	121	(8.3%)	52	59
Taxation	25	3	39	(35.9%)	10	15
Third party interests	--	--	--	--	--	--
Net profit for the period[1]	**86**	**6**	**82**	4.9%	**42**	**44**
Effect purchase price allocation	23	1	12	91.7%	16	7
Net profit for the period (before PPA)	**109**	**7**	**94**	16.0%	**58**	**51**
Risk-weighted assets	11,912	8,883	8,883		11,912	9,725
Efficiency ratio	32.6%	33.3%	29.4%		30.6%	34.8%

¹) Comparative figure net profit SNS Property Finance 2006 relates only to December 2006.

Result

Total net profit of SNS Property Finance amounted to €86 million compared to a pro forma net profit in 2006 of €82 million (+4.9%). The loan portfolio grew from €8.8 billion at the end of 2006 to €11.7 billion at the end of 2007 (+32.9%). This increase was due to the organic growth of the loan portfolio of €1.8 billion (+20.4%) and by integration of the existing property finance activities of SNS Bank (€1.1 billion). The integration of these activities with those of SNS Property Finance was

completed at year-end 2007 and made a contribution to the net profit of € 4 million. These positive developments were partly offset by lower other income and higher other expenses.

Excluding the effect of the Purchase Price Allocation (PPA) adjustments and higher funding costs, SNS Property Finance recorded a net profit of € 109 million, an increase of 16.0% compared to pro forma net profit for 2006 excluding PPA adjustments of € 94 million. PPA adjustments in 2007 were € 23 million, compared to € 12 million in the pro forma net profit for 2006. The difference was due to the PPA adjustment to fair value of equity participations which led to a higher negative PPA impact on the other income and value adjustments to financial instruments and other assets. The organic growth of net profit was fully offset by the higher PPA adjustments in 2007 compared to the adjustments in the pro forma figures 2006. It is expected that the impact of the PPA will decrease substantially in the coming years.

Geographic composition portfolio
SNS Property Finance



14%
3%
7%
76%
The Netherlands
North America
Spain
Other

Portfolio by asset classes
SNS Property Finance



7%
12%
37%
22%
22%
Residential
Offices
Shops
Business premises
Other

The total portfolio of SNS Property Finance as at 31 December 2007 consisted of € 7.0 billion of investment finance and € 4.7 billion of project finance. The portfolio is well diversified by geography and across asset classes. The major part of the portfolio is domestic (76%) and investments in North America are limited to 7% of the total portfolio. The total portfolio share of the residential sector amounted to 37% at the end of 2007.

Income

Net interest income in 2007 increased by € 5 million (+ 2.7%) to € 187 million. This increase was due to the growth of the portfolio, partly offset by lower (non-) recurring commissions. Recurring interest revenue accounted for 94% of total net interest income, with the remainder sourced from transaction-related income.
The organic growth in the portfolio mainly related to expanding international project finance activities. On a total portfolio basis margins remained stable. Within this, lower margins on investment finance were offset by a small increase in margins on project finance together with an increase in the share of project finance in the total portfolio.

Expenses

Value adjustments to financial instruments and other assets

Total value adjustments in 2007 were negative at € 15 million, with a net provision release of € 1 million in the first half year followed by a net negative charge of € 16 million in the second half. The adjustment in the second half was due to impairments on a limited number of loans in the USA and Spain, partly compensated by releases of other provisions as a result of settlement and final repayment on impaired loans. SNS Property Finance has taken full control of the projects involved and has acted swiftly to restructure the management and focus of these projects. The value adjustments as a percentage of risk weighted assets of SNS Property Finance were at a satisfactory level of 0.13%.

Other expenses

Compared to the pro forma figures for 2006, other expenses increased by € 6 million mainly due to the increase of staff related to the expansion of activities and to costs related to the process integration. As a result the efficiency ratio increased to 32.6% compared to 29.4% in pro forma 2006.

REAAL Verzekeringen

In € millions	2007	2006	Change	2nd halfyear 2007	1st halfyear 2007
Result					
Premium income	2,584	2,009	28.6%	1,538	1,046
Reinsurance premium	61	49	24.5%	32	29
Net premium income	**2,523**	**1,960**	28.7%	**1,506**	**1,017**
Share in the result of associated companies	--	3	(100.0%)	(2)	2
Net commission and management fees	54	57	(5.3%)	25	29
Result on investments	834	561	48.7%	532	302
Result on investments for insurance contracts on behalf of policyholders	96	215	(55.3%)	(72)	168
Results on derivatives and other financial instruments	29	6	383.3%	20	9
Other operating income	11	2	450.0%	3	8
Total income	**3,547**	**2,804**	26.5%	**2,012**	**1,535**
Technical expenses on insurance contracts	1,979	1,393	42.1%	1,220	759
Technical expenses on insurance contracts on behalf of policyholders	496	663	(25.2%)	110	386
Technical expenses on insurance contracts	**2,475**	**2,056**	20.4%	**1,330**	**1,145**
Acquisition costs for insurance operations	333	240	38.8%	201	132
Value adjustments to financial instruments and other assets	29	(2)	1550.0%	27	2
Staff costs	184	141	30.5%	115	69
Depreciation and amortisation of tangible and intangible fixed assets	35	27	29.6%	20	15
Other operating expenses	88	75	17.3%	55	33
Other interest expenses	144	34	323.5%	117	27
Total expenses	**3,288**	**2,571**	27.9%	**1,865**	**1,423**
Operating profit before taxation	**259**	**233**	**11.2%**	**147**	**112**
Taxation	52	63	(17.5%)	31	21
Third party interests	2	--	--	1	1
Net profit for the period	**205**	**170**	20.6%	**115**	**90**
Effect purchase price allocation	15	--	--	15	--
Net profit for the period (before PPA)	**220**	**170**	29.4%	**130**	**90**
Ratios					
Return on shareholders' equity	13.9%	13.6%		13.7%	14.2%
Operating cost/premium ratio	14.1%	13.8%		15.5%	12.4%
Solvency life operations [1]	272%	236%		272%	241%
Solvency non-life operations [1]	255%	279%		255%	286%
New annual premium equivalent *(in € millions)*	207	196		123	84
Value New Business *(in € millions)* [2]	14	20		6	8
Combined ratio non-life operations [3]	98.6%	94.7%		94.3%	105.3%
Claims ratio [3]	55.9%	53.7%		50.4%	64.4%

The comparative figures have been adjusted for comparison purposes.

[1]) Solvency life and non-life operations 2007 are calculated based on new legislation.

[2]) VNB 2007 includes AXA NL Combined which is based on different calculation principles than REAAL Verzekeringen. As of 2007 VNB includes cost synergies of AXA NL Combined and surplus value of technical provisions of the liability adequacy test.

[3]) As of 2007 the combined and the claims ratios are calculated excluding reinsurance results and excluding indemnified bus ness by AXA S.A.

Highlights

- *Net profit up 20.6% to € 205 million*
- *Integration AXA NL Combined on track, with limited integration costs*
- *Net profit contribution AXA NL Combined € 22 million including funding costs*
- *Net profit life up € 20 million (+ 13.8%), excluding AXA NL Combined*
- *Net profit non-life excluding impact Kyrill storm and AXA NL Combined up € 5 million (+ 23.8%)*
- *Value New Business REAAL Verzekeringen € 12 million and AXA NL Combined € 2 million*
- *Organic growth regular life premiums € 46 million (+ 5.1%), single life premiums € 26 million (+ 4.0%)*
- *Return on shareholders' equity up to 13.9% (2006: 13.6%)*
- *Operating costs/premium ratio 14.1% excluding AXA NL Combined 13.3% (2006: 13.8%)*

Result

REAAL Verzekeringen's net profit increased from € 170 million to € 205 million (+ 20.6%), with results of AXA NL Combined being consolidated from 5 September 2007. AXA NL Combined made a positive contribution to REAAL Verzekeringen's net profit in 2007 of € 22 million including funding costs.

Excluding the net impact of AXA NL Combined net profit rose by € 13 million (+ 7.6%). The negative net impact of the Kyrill storm on the non-life insurance operations was € 12 million but this was more than offset by favourable development in claims and higher results on investments and derivatives and other financial instruments. Furthermore, the effective tax rate decreased from 27.0% in 2006 to 20.1% in 2007, mainly caused by the lower corporate tax rate and the higher impact of structured tax investments.

Net profit REAAL Verzekeringen


€ millions
225
200
175
150
125
100
75
50
25
0
CAGR = 14%
2003
2004
2005
2006
2007
Net profit REAAL Verzekeringen

Excluding the negative net effect of Purchase Price Allocation (PPA) adjustments of € 15 million, REAAL Verzekeringen posted a net profit of € 220 million (€ 205 million including PPA). Within this the contribution to net profit of AXA NL Combined was € 51 million (€ 36 million after PPA). The PPA adjustments consisted of € 11 million amortisation of Value of Business Acquired (VOBA) and € 4 million depreciation and amortisation of other tangible and intangible fixed assets.

Income

Total income of REAAL Verzekeringen increased from € 2,804 million to € 3,547 million (+ 26.5%).
Net income from regular life premiums grew by € 242 million to € 1,144 million (+ 26.8%) due to a combination of organic growth (€ 46 million, + 5.1%) and the contribution of AXA NL Combined of € 196 million. Single life premiums grew by € 192 million to € 837 million. Excluding AXA NL Combined, single life premiums increased by € 26 million (+ 4.0%).
Net non-life premium income rose by 31.2%, to € 542 million. Excluding AXA NL Combined net non-life premiums were virtually flat compared to 2006.
Other operating income increased by € 9 million to € 11 million due to the sale of a former Nieuwe Hollandse Lloyd (NHL) portfolio to AEGON and the surrender fees received at the termination of an important distribution partnership.

Composition of income for own account REAAL Verzekeringen


€ millions
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2005
2006
2007
Net provision
Other income
Investment income
Net premium income

Result on investments REAAL Verzekeringen

In € millions	2007	2006	Change	2nd half year 2007	1st half year 2007
Result					
Interest income	631	426	48.1%	423	208
Dividend income	45	30	50.0%	24	21
Rental income	19	15	26.7%	11	8
Other	--	4	(100.0%)	--	--
Direct investment income	695	475	46.3%	458	237
Realised gains/losses	105	81	29.6%	50	55
Unrealised gains/losses	34	5	580.0%	24	10
	139	86	61.6%	74	65
Total result on investments REAAL Verzekeringen	834	561	48.7%	532	302

The result on investments for own account rose by € 273 million compared to 2006 (+48.7%). Excluding the contribution of AXA NL Combined, the results on investments increased by € 58 million. This positive development was mainly due to the increase in realised gains on sales of equities. Taking into account the fair value reserve at the end of 2007 and the prevailing stock market conditions, realised gains could be lower in 2008.
Unrealised gains/losses increased by € 29 million to € 34 million due to increased results on investment property (€ 13 million) and higher unrealised gains on bonds (€ 16 million) as a result of expansion of the investment portfolio at fair value through profit and loss.

Expenses

REAAL Verzekeringen's total expenses rose by € 717 million to € 3,288 million. Excluding AXA NL Combined total expenses increased by € 45 million, due to € 35 million higher acquisition costs as a result of strong production growth in the past few years and a one-off adjustment of € 15 million to better align the amortisation of acquisition costs for insurance operations with premiums from policyholders. Interest expenses increased by € 27 million due to increased structured tax investments.

Value adjustments to financial instruments and other assets, excluding AXA NL Combined, increased by € 29 million caused by € 15 million equity impairments as a result of lower stock markets and value adjustments to loans and intangible fixed assets. Furthermore technical expenses on insurance contracts increased organically by € 52 million, mainly due to growth of the life portfolio. Technical expenses on insurance contracts on behalf of policyholders decreased by € 102 million due to the interest rate hike resulting in a decrease in the value of fixed-income security investments for insurance contracts on behalf of policyholders.

Operating cost/premium ratio

The operating cost/premium ratio increased from 13.8% to 14.1%. Excluding AXA NL Combined staff costs, depreciation costs and other operating expenses were nearly on a par with 2006, whilst premium income grew organically (regular premiums +5.1% and single premiums +4.0% compared to 2006). As a result the operating cost/premium ratio excluding AXA NL Combined improved to 13.3%.

Pro forma figures for AXA NL Combined

Update to pro forma 2006 figures first published in Press Release of 4 June 2007

Since the announcement of the acquisition of AXA NL Combined on 4 June 2007 SNS REAAL continued the determination of the Purchase Price Allocation (PPA) of AXA NL Combined. This has resulted in adjustments to the valuations of Value of Business Acquired (VOBA) and other intangible fixed assets. The valuation of VOBA has been increased from € 617 million to € 673 million, mainly caused by an increased yield curve. The determination of the other intangible fixed assets resulted in PPA adjustments of € 167 million, consisted of the distribution network, client relations, trademark and software. The value of

these intangible fixed assets had not yet been determined at the time of the announcement of the acquisition. As a result the amortisation costs for VOBA in 2006 were increased from € 22 million to € 26 million. Amortisation costs of other intangible fixed assets amounted to € 12 million which had not been calculated at 4 June 2007.
In addition, the pro forma financing costs increased from € 34 million to € 40 million as a result of higher interest rates in 2007 compared to the 2006 interest rates as presented in June 2007.The impact on the pro forma amortisation costs and financing costs for 2006 as communicated when the acquisition was made public on 4 June 2007 is summarised as follows:

In € millions	2006 4 June 2007	2006 31 December 2007
Stand alone normalised net profit before VOBA and funding costs	143	143
Amortisation VOBA and other intangibles (after taxation)	(22)	(38)
Financing costs (after taxation)	(34)	(40)
Net profit for the period	87	65

Pro forma figures

For comparison, pro forma figures for AXA NL Combined have been included for the years 2007 and 2006. These figures take into account the effects of purchase price accounting, normalisations and additional funding costs related to the acquisition of AXA NL Combined.
The figures for the period September 2007 until December 2007 included in the SNS REAAL financial statements are presented in the column headed 'AXA NL Combined Sep-Dec 2007".

In € millions	Pro forma Full Year 2007	Pro forma Full Year 2006	Change	AXA NL Combined Sep-Dec 2007
Stand alone normalised net profit before VOBA and funding costs	140	143	(2.1%)	51
Amortisation VOBA and other intangibles (after taxation)	(34)	(38)	(10.5%)	(15)
Stand alone normalised net profit before funding costs	106	105	1.0%	36
Additional funding costs (after taxation)	(42)	(40)	5.0%	(14)
Net profit for the period	64	65	(1.5%)	22
Operating cost/premium ratio	15.6%	14.4%		18.8%

The acquisition of AXA NL Combined for an amount of € 1.8 billion, was financed by € 342 million net proceeds from the issue of new ordinary shares, € 450 million internal resources and a mix of hybrid capital and senior debt totalling for € 1.0 billion. The financing was raised at SNS REAAL holding company level and € 630 million of this was down-streamed to REAAL Verzekeringen. The remaining € 370 million was retained in the SNS REAAL holding company, resulting in € 4 million net funding costs included in the result of Group activities.

Taking into account the funding costs at SNS REAAL holding and allocated interest expenses related to the financing from internal resources, the contribution of AXA NL Combined to SNS REAAL's net profit for the period September 2007 to December 2007 was € 18 million.

Revenue and cost development 2007

Regular life gross premiums of AXA NL Combined were flat versus 2006 and single life insurance premiums increased by € 28 million. Non-life gross premiums were flat compared to 2006. Disability premiums increased markedly by € 5 million to € 71 million.
Operating costs in 2007 increased due to re-insourcing of the unit-linked portfolio from Accenture.

REAAL Verzekeringen Life

In € millions	2007	2006	Change	2nd half year 2007	1st half year 2007
Result					
Regular life premiums	1,144	902	26.8%	641	503
Single life premiums	837	645	29.8%	532	305
Net premium income	**1,981**	**1,547**	28.1%	**1,173**	**808**
Net commission and management fees	39	37	5.4%	22	17
Share in results of associated companies	--	3	(100.0%)	(2)	2
Result on investments	710	529	34.2%	424	286
Result on investments for insurance contracts on behalf of policyholders	96	215	(55.3%)	(72)	168
Results on derivatives and other financial instruments	31	6	416.7%	22	9
Other operating income	7	--	--	--	7
Total income	**2,864**	**2,337**	22.6%	**1,567**	**1,297**
Technical expenses on insurance contracts	2,172	1,821	19.3%	1,169	1,003
Acquisition costs for insurance operations	178	134	32.8%	101	77
Value adjustments to financial instruments and other assets	27	(2)	1450.0%	26	1
Staff costs	117	95	23.2%	75	42
Depreciation and amortisation of tangible and intangible fixed assets	25	17	47.1%	13	12
Other operating expenses	43	39	10.3%	29	14
Other interest expenses	79	33	139.4%	49	30
Total expenses	**2,641**	**2,137**	23.6%	**1,462**	**1,179**
Operating profit before taxation	**223**	**200**	11.5%	**105**	**118**
Taxation	44	55	(20.0%)	21	23
Third party interests	2	--	--	1	1
Net profit for the period	**177**	**145**	22.1%	**83**	**94**

Net profit

Net profit posted of life insurance operations was up 22.1% from € 145 million to € 177 million, due to higher investment income, higher results on derivatives and other financial instruments and a lower effective tax rate. These positive movements more than offset increased acquisition costs and higher interest expenses related to structured tax investments and the financing of the acquisition of AXA NL Combined.

REAAL Verzekeringen Life net profit grew organically by € 20 million and the acquisition of AXA NL Combined, including the costs of funding relating to the acquisition, contributed € 12 million.

Income

Net regular premium income increased by € 242 million to € 1,144 million (+ 26.8%) of which € 46 million was driven by organic portfolio growth. Single life premiums rose by € 192 million to € 837 million (+ 29.8%), of which € 26 million was organically and mainly through strong growth in the Immediate Annuities product group.

Result on investments for own account was organically € 55 million higher than in 2006, mainly attributable to increased realised gains on equity sales (+ € 49 million) and the growth of the investment portfolio. Result on derivatives and other financial instruments grew organically by € 12 million due to the expansion of derivative positions used for hedging purposes.

Other operating income increased by € 7 million to € 7 million. This increase was caused by surrender fees received on the termination of an important distribution partnership and a the sale of a small part of the former NHI portfolio to AEGON.

New annual premium equivalent market shares and value of new business

The new annual premium equivalent (NAPE) rose € 11 million to € 207 million (+5.6%). From September onwards, AXA NL Combined contributed € 37 million to the NAPE of REAAL Verzekeringen. The organic change was thus a decrease by € 26 million.

The organic decline was attributable to rises in the interest rates. As a result of these increases, the market for mortgage refinancing decreased with less new individual insurance business as a result, but with improving lapse rates. In addition an important distribution partnership was ended.

The total life market for new regular premium contracted by 15.2% in 2007. This decline related mostly to Unit Linked products. REAAL Verzekeringen's market share excluding AXA NL Combined, amounted to 14.5% (life-course savings not included). This represents a decrease of 1.2 percentage point compared to year-end 2006. Market share of regular life premiums of AXA NL Combined as of September 2007 was 6.0%.

In individual single premiums, REAAL Verzekeringen realised strong growth in market share from 7.3% to 9.1% due to a strong recovery of its position from the second quarter of 2007 onwards caused by more competitive pricing. Market share of single life premiums of AXA NL Combined as of September 2007 was 9.7%.

For 2007, the value of new business (VNB) of REAAL Verzekeringen (excluding AXA NL Combined) was € 12 million (2006: € 20 million), based on a European Embedded Value basis (EEV). The VNB of AXA NL Combined, based on a Market Consistent Embedded Value basis (MCEV), for the full year 2007 was € 2 million (2006: € 10 million). The Dutch market for life insurance products continued to be very competitive, as a result, the margins of both regular premiums (for example mortality covers) and individual single premium products (in particular immediate annuities) remained under pressure. In addition, new inflow was lower due to a decreasing mortgage refinancing market and the surrender of an important distribution contract. At AXA NL Combined, costs-overruns as a result of the re-insourcing of mid-way cancelled outsourcing projects had a negative impact on the value of new business.

Expenses excluding AXA NL Combined

Excluding AXA NL Combined (impact on total expenses € 472 million, including funding costs for the acquisition), total expenses of life insurance operations rose by € 32 million (+1.5%) to € 2.169 million. Technical expenses on insurance contracts decreased by € 52 million mainly due to a lower result on investments for insurance contracts on behalf of policyholders. Acquisition costs for insurance operations increased by € 35 million to € 169 million (+26.1%). This increase was caused by strong production growth in recent years and a one-off adjustment of € 15 million to better align the amortisation period of acquisition costs with premiums from policyholders. Value adjustments on financial instruments and other assets increased by € 26 million. This increase was caused by impairments on equities (€ 13 million) and on loans to intermediaries and intangibles. Staff costs, depreciation and amortisation of tangible and intangible assets and other expenses fell by € 3 million due to effective cost control and an improved allocation of costs between life and non-life operations. Other interest expenses increased by € 26 million due to interest expenses relating to the funding of structured tax investments.

REAAL Verzekeringen Non-Life

In € millions	2007	2006	Change	2nd half year 2007	1st half year 2007
Result					
Non-life premiums	590	448	31.7%	358	232
Reinsurance premiums	48	35	37.1%	25	23
Net premium income	**542**	**413**	31.2%	**333**	**209**
Net commission and management fees	10	13	(23.1%)	3	7
Result on investments	42	27	55.6%	29	13
Results on derivatives and other financial instruments	1	--	--	1	--
Other operating income	3	1	200.0%	3	--
Total income	**598**	**454**	31.7%	**369**	**229**
Technical expenses on insurance contracts	303	235	28.9%	164	139
Acquisition costs for insurance operations	157	105	49.5%	103	54
Value adjustments to financial instruments and other assets	2	--	--	2	--
Staff costs	57	46	23.9%	32	25
Depreciation and amortisation on tangible and intangible fixed assets	5	5	0.0%	3	2
Other operating expenses	38	31	22.6%	24	14
Other interest expenses	6	1	500.0%	6	--
Total expenses	**568**	**423**	34.3%	**334**	**234**
Operating profit before taxation	**30**	**31**	(3.2%)	**35**	**(5)**
Taxation	7	10	(30.0%)	8	(1)
Net profit for the period	**23**	**21**	9.5%	**27**	**(4)**

Net profit

Net profit of non-life operations in 2007 was significantly influenced by the Kyrill storm with an impact on net profit 2007 amounted of € 12 million*. Excluding the impact of the Kyrill storm net profit of non-life operations was up by € 14 million (+66.7%). REAAL Verzekeringen non-life grew organically by € 5 million (+23.8%) and AXA NL Combined (including the costs of funding relating to the acquisition) contributed € 9 million.

Growth of net profit was mainly caused by favourable developments in claims in the second half of 2007 and decreased expenses on re-insurance contracts, partly offset by increased acquisition costs for insurance operations.

Income

At € 542 million, non-life net premium income was € 129 million higher than 2006 (+31.2%), mainly driven by the positive contribution of AXA NL Combined (€ 126 million). In addition REAAL Verzekeringen's transport sector showed strong growth in 2007.

Result on investments increased by € 15 million (+55.6%). Result on investments, excluding AXA NL Combined amounted to € 27 million and was in line with 2006.

*) In the first half year an amount of € 13 million was reported, due to a release of a provision of € 1 million in the second half the total impact of the Kyrill storm in full year 2007 was € 12 million.

Composition of gross premium income
REAAL Verzekeringen Non-Life 2007


7%
29%
26%
38%
Disability
Fire
Motor
Other

Composition of gross premium income
REAAL Verzekeringen Non-Life 2006


3%
30%
28%
39%
Disability
Fire
Motor
Other

Disability premium income as a percentage of total gross non-life premium income increased by 4 percentage points to 7% in 2007 due to a combination of the acquisition of AXA NL Combined and organic growth. The acquisition of AXA NL Combined will further diversify REAAL Verzekeringen's non-life insurance income, in particular, it increases and broadens its distribution power in the key growth area of disability.

Expenses excluding AXA NL Combined

Excluding AXA NL Combined (impact on total expenses € 130 million, including funding costs for the acquisition), total expenses of non-life insurance operations rose by € 15 million (+ 3.5%) to € 438 million. Technical expenses on insurance contracts increased by € 6 million. Increased technical expenses on insurance contracts generated by the Kyrill storm (€ 12 million net) were partly offset by the increased share of reinsurance companies in the loss expenses. Acquisition costs for insurance operations increased by € 3 million to € 108 million (+ 2.9%) due to higher gross premiums. Value adjustments to financial instruments and other assets increased by € 2 million as a result of lower stock markets compared to 2006. Staff costs, depreciation and amortisation of tangible and intangible assets and other expenses increased by € 5 million due to an improved allocation of costs between life and non-life operations.

Acquisition costs for insurance operations, including AXA NL Combined, as a percentage of gross non-life premiums increased from 23.4% in 2006 to 26.7% in 2007, mainly due to one-off acquisition costs for insurance operations of € 10 million due to revised profit sharing programs at AXA NL Combined.

Combined ratio and claims ratio

The combined ratio 2007 was 98.6% and the claims ratio amounted to 55.9%. Excluding the impact of the Kyrill storm, the combined ratio was 95.9% (2006: 94.7%) and well below our long term target of 97%. Excluding the Kyrill storm the claims ratio was 53.2% and was also better than in 2006 (53.7%).

REAAL Verzekeringen – Other

The other activities of REAAL Verzekeringen comprise the business units that are not directly managed by REAAL Verzekeringen Life or REAAL Verzekeringen Non-Life. Net profit of other operating activities was € 5 million (2006: € 4 million). The acquisition of AXA NL Combined contributed an amount of € 1 million.

Risk and return remained well balanced

SNS REAAL's primary focuses on retail clients and SMEs, on the Dutch domestic market and on the three core product groups of residential mortgages and property finance, savings and investments and insurance have a mitigating effect on our risk profile. In addition, SNS REAAL has a strong risk management framework with a set of clearly determined risk standards which enables SNS REAAL to preserve its moderate risk profile. This risk profile is in line with SNS REAAL's objective of maintaining a solid single A credit rating.

The onset of the international liquidity and credit crisis and the consequent increase in volatility in international capital markets in 2007 coincided with SNS REAAL's acquisition of AXA NL Combined and the announcement of the acquisition of Zwitserleven and Swiss Life Belgium. As a result, SNS REAAL took proactive steps to maintain the strong capital and solvency positions of the group and its operating companies, to strengthen its liquidity position in order to ensure the funding of SNS Bank and to manage the equity market exposures in its portfolios.

Key risk indicators

SNS REAAL uses a frame work of limits and controls. Some of these risk indicators are set out below.

Risk indicators SNS REAAL

SNS Bank

	Indicator	Year-end 2007	Limit
Interest rate risk banking book	Duration market value of equity	nil	0 < d < 8
Earnings-at-Risk	Impact as a % of budgeted net interest income	9.0%	< 10.0%
Solvency	BIS ratio	11.5%	> 11.0%
	Tier 1 ratio	8.4%	> 8.0%
	Core capital ratio	6.5%	> 6.0%

REAAL Verzekeringen

	Indicator	Year-end 2007	Limit
Interest rate risk	Duration market value of equity	-5.9	-10 < d < 5
Solvency	Available versus required regulatory capital life	272%	> 150%
	Available versus required regulatory capital non-life	255%	> 200%

Key developments

- In July 2007, prior to the completion of the acquisition of AXA NL Combined, the equity risks of the portfolios of AXA NL, Winterthur and DBV were hedged against a fall of more than 10% using a collar.
- The equity exposure was further reduced by the outright sale of € 250 million of equity investments from AXA NL Combined and by an additional € 530 million by putting in place long-term put option contracts in September.
- The remaining equity portfolio of REAAL Verzekeringen was € 2.2 billion at year-end 2007. The equity exposure of REAAL Verzekeringen was hedged for 70% if the price declines below the strike price of the related put options.
- In order to finance the AXA NL Combined acquisition, SNS REAAL raised € 342 million from the issue of new shares at the end of June 2007 and an additional € 350 million from the issue of hybrid Tier 1 Capital. The balance of the purchase price of € 1.8 billion was funded by the capital surplus at REAAL Verzekeringen, (senior) debt and other internal resources. Overall, this led to a more effective capital allocation.
- SNS REAAL has no exposure, direct or indirect, to subprime residential mortgages in the US.
- The funding of SNS Bank has been secured for 2008 without need for recourse to the capital markets as of today. SNS Bank succeeded in maintaining a sound liquidity position by attracting alternative sources of funding and in particular increasing retail funding. The cash position of SNS Bank was € 3.0 billion at the end of 2007. Furthermore, SNS Bank had an

additional €5.7 billion in liquid assets or assets eligible for collateral with the Dutch Central Bank. This amounts to a total liquidity position of €8.7 billion.

- In view of the flat interest rate curve during the year 2007, the duration of equity of SNS Bank's interest rate position was further reduced to nil by year-end 2007.
- The acquisition of Regio Bank, which was completed on 1 July 2007, did not affect SNS Bank's overall low credit risk profile, since its €1.6 billion residential mortgage portfolio has similar credit risk characteristics to the existing SNS Bank mortgage portfolio.

Market risk

The market risk of SNS REAAL was managed down during 2007. The duration of equity of SNS Bank moved from 3.9 to nil and the duration of equity of REAAL Verzekeringen from −17.5 to −5.9.

SNS Bank's bank book

The duration of equity is the primary indicator of the bank's interest rate exposure. Because of the flat yield curve in 2007 and the impossibility of a mismatch result, the duration was adjusted progressively downwards during the year from a duration of 3.9 at year-end 2006 to nil at year-end 2007. The value-at-risk in 2007 amounted on average to €109 million (before tax). The average earnings-at-risk (99% confidence level on an annual basis) amounted on average to €45 million (before tax) equal to 5.7% of net interest income during 2007.

SNS Bank's trading book

As in 2006, SNS Bank's trading book made little use of the limits in 2007. The overall limit in terms of value-at-risk (99% on a daily basis) for the trading book was only €4.1 million, reflecting the low risk profile of this activity. The size of the bond portfolio corresponding to the trading activities increased by €750 million in 2007.

REAAL Verzekeringen's Asset Portfolio

Because of the acquisition of AXA NL Combined the asset portfolio of REAAL Verzekeringen increased from €8.3 billion to €17.3 billion at year-end 2007. The table below shows the composition of the asset mix as at the end of 2007.
REAAL Verzekeringen, including AXA NL Combined has not invested directly or indirectly in any subprime mortgages in the United States. REAAL Verzekeringen has a very limited exposure of €16 million of subprime commercial and residential mortgages outside the United States. REAAL Verzekeringen and AXA NL Combined have investments in collateralized debt instruments. This portfolio amounts to less than 1% of the total investment portfolio for own account. More than 50% of this portfolio is rated AA or above.

REAAL Verzekeringen's investment portfolio for own account

In € millions	Year-end 2007		Year-end 2006	
Fixed income	10,641	61%	5,639	68%
Equity investments and options	2,219	13%	1,414	17%
Real estate	513	3%	496	6%
Mortgages	3,907	23%	791	9%
Total	**17,280**		**8,340**	

This table represents REAAL Verzekering's economic view on the investment portfolio. This is not necessarily equal to the IFRS classification.

In the table below an overview is given of the rating in the fixed income portfolio of REAAL Verzekeringen. The credit risk profile was solid. The majority of the no rating category consists of the investment part of savings mortgages.

REAAL Verzekeringen's credit profile fixed income assets

In € millions	2007	2006
AAA	5,793	3,703
AA	2,337	1,041
A	2,207	600
BBB	641	195
Lower than BBB	27	18
No rating	4,166	2,202
Eliminations	(24)	(64)
Total	**15,147**	**7,695**

REAAL Verzekeringen's market risk hedging

In January 2007, a hedge was purchased for REAAL Verzekeringen's equity portfolio. In the second half of the year, an additional part of the equity portfolio was hedged. Prior to the closing of the AXA Nederland acquisition, REAAL Verzekeringen hedged the equity position of AXA Nederland by buying put options, thus securing the price-to-embedded value ratio. As a result, 70% of REAAL Verzekeringen's equity portfolio has now been hedged, meaning that the underlying amount in the option portfolio is 70% of the total equity portfolios of REAAL Verzekeringen at year-end.

In addition, 50% of the risk associated with guarantees in the discretionary profit share portfolio has been hedged using tranches of receiver swaptions. An analysis, carried out in the second half of the year, showed that the combined asset mix of REAAL Verzekeringen and the acquired AXA NL Combined remained in line with the strategic asset mix established for 2007.

Credit risk SNS Bank

SNS Bank's loan book as at year-end 2007 was €60 billion. 78% of the loan book consists of residential mortgages in the Netherlands. Of this, the credit risks of the NHG-guaranteed (9%) and the securitised mortgages (26%) have been mostly transferred from the balance sheet. Non-residential property in the Netherlands amounted to 17%, mainly related to SNS Property Finance. Only 5% was property outside the Netherlands.

For the residential mortgage portfolio the developments of both risk indicators – the probability of default (PD) and the loss given default (LGD) – indicated that the credit quality was stable over the course of 2007. The default rate in 2007 remained stable at 0.54% and the LGD decreased from 12.4% at the end of 2006 to 11.1% at year-end 2007.

Loan portfolio



5%
17%
43%
26%
9%
Residential Mortgages in NL without NHG
Residential Mortgages in NL with NHG
Securitised Mortgages in NL
Non-residential Mortgages in NL
Mortgages outside NL

SNS Property Finance

For SNS Property Finance as a whole the contamination rate, an indicator of the risk quality of the portfolio, decreased in 2007. At the end of 2007, SNS Property Finance's contamination rate amounted to 0.86% (year-end 2006: 1.47%), below the long-term historic average.

For the SNS Property Finance mortgage loans outside the Netherlands (24%) only a small part relates to the US. In view of developments in the US residential-property market, SNS Bank has intensified the monitoring of its business activities in the US. In particular, loans relating to condominium projects have been rigorously reviewed and as a result a number of projects will be converted into rentals. The provisions for these projects as at year-end 2007 were sufficient.

Furthermore the SME portfolio of SNS Bank was successfully restructured in 2007 and related risks have been decreased substantially.

Liquidity Risk

Funding SNS Bank

SNS Bank was able to weather the international liquidity and credit crisis because it had already taken structural and tactical measures to improve its liquidity profile. Based on the outcome of stress tests in 2005 and 2006, in which one of the stress scenarios was a drying up of the international securitisation market, SNS Bank decided to structurally increase liquidity. In addition, SNS Bank took advantage of favourable market conditions during the first quarter of 2007 to increase the average maturity of the funding portfolio. As a result of these actions the liquidity profile and the average maturity were more than adequate at the end of the first half year of 2007, just before the onset of the credit and liquidity crisis. During the second half of 2007, SNS Bank was able to maintain its liquidity buffers in the required target range despite the turmoil in the inter-bank market and the debt market in general.

Diversification of funding sources year-end 2007


7%
16%
12%
21%
42%
2%
Medium term notes
Retailfunding
Credit institutions
Securitisation
Benchmark Bonds
Other

Diversification of funding sources year-end 2006


11%
15%
14%
36%
19%
5%
Medium term notes
Retailfunding
Credit institutions
Securitisation
Benchmark Bonds
Other

In September 2007, SNS Bank launched 'Hermes XIV' (a securitisation of Dutch residential mortgages) for a total of €2 billion. This was the first on-balance transaction of SNS Bank in which all notes were retained by SNS Bank. Most of these notes are eligible for use as Dutch Central Bank collateral. In addition, SNS Bank launched a successful marketing campaign to increase retail funding which raised an additional €2 billion of new money. Moreover, the acquisition of Regio Bank increased retail funding by €2.1 billion. These elements together increased the weighing of the retail funding in the funding mix. The retail funding amounted to 42% by year-end 2007 (2006: 36%). The funding of SNS Bank has been secured for 2008 without need for recourse to the capital markets as of today.

Despite the unfavourable market conditions SNS Bank maintained a strong liquidity position throughout 2007, as shown in the graph above.

Since the year-end 2007, SNS Bank placed 'PEARL III' (a securitisation of Dutch residential mortgages that carry NHG guarantees) in February 2008. This increased available liquidity by an additional €400 million. In addition, SNS Bank prepared a €15 billion covered bond program which can be used to strengthen its liquidity position. A second retail funding campaign was launched in January 2008, which resulted in a net increase of approximately €1 billion of new funds with fixed maturity.

Development liquidity position SNS Bank


€ millions
10,000
8,000
6,000
4,000
2,000
0
Dec-2006
Jun-2007
Dec-2007
Liquid assets
Cash

REAAL Verzekeringen

Compared to the situation at the end of 2006, the distribution of the technical provision insurance operations, excluding interest rate rebates, hardly changed. This was because of the largely long-term nature of the provisions of the life insurance operations.

The distribution of the gross provision for claims was also virtually unchanged since year-end 2006. The majority of the insured claims arising from the Kyrill storm in January had been paid by the end of 2007. The amount of outstanding claims relating to Kyrill is limited and does not materially effect the distribution of the provision for claims across the segments.

In 2007 several improvements were made to the provisioning policies of REAAL's non-life operations. These included aligning different provisioning methods used for comparable portfolios and extending the quantitative adequacy to 70% of total provisions.

Gross provision life 2007



4%
18%
61%
17%
Individual insurance money
Individual insurance investments
Group insurances money
Group insurances investments

Gross provision non-life 2C07



19%
39%
29%
5%
8%
Accident and health
Fire
Transport
Motor
Other

Underwriting risks and reinsurance

The reinsurance policy covers the insurance risks within the various portfolios of both the life and non-life operations. The level of reinsurance coverage of large losses (including natural catastrophes) was in line with the moderate risk profile of SNS REAAL.

No changes were made to SNS REAAL's reinsurance arrangements during 2007, and separate reinsurance programs were in force for SNS REAAL (including Proteq), AXA NL and Winterthur. However, a new integrated reinsurance program was put in place covering most SNS REAAL's operations effective from 1 January 2008. The exceptions are the operations of DBV Life and AXA Disability, where the existing programs continued without integration into SNS REAAL.

Most important reason for the integration of the reinsurance programs is the larger volume of the underlying portfolio as well as the fact that AXA's Group reinsurance protection has no longer been available to the former AXA entities as from 1 January 2008.

As from 1 January 2008 the level of retention of some branches has been increased. In comparison to the increase of the volume of the underlying portfolio the retention levels decreased, which implies a slightly lower appetite for underwriting risks.

Economic capital

All the aforementioned risks are captured by the economic capital. This is the capital as determined according to SNS REAAL's own models, required to deal with economic risks of all activities in a period of one year. It is the overall leading indicator used within SNS REAAL to measure risk. Economic capital is used in the capital management framework to test capital adequacy, it is also used in the long-term value creation framework to assess the return versus risk of various products and activities. The required economic capital for SNS Bank and REAAL Verzekeringen increased in 2007. SNS Bank's economic capital increased to € 1.2 billion, and REAAL Verzekeringen's economic capital rose from € 0.8 billion to € 0.9 billion.

The main reason for the increase relating to REAAL Verzekeringen was the acquisition of AXA NL Combined. However, this increase in economic capital was lower proportionally than the increase in scale arising from the acquisition. The acquisition increased the economic capital related to ALM risk only marginally, for three principal reasons:

- after the acquisition the equity portfolio of AXA was reduced with €250 million;
- additional hedges were bought for the equity portfolio's of REAAL Verzekeringen and AXA NL Combined;
- the interest rate position of AXA NL Combined is relatively low in relation with the portfolio of REAAL Verzekeringen.

The chart below compares the required economic capital with the required and available regulatory capital. The relative low levels of required economic capital in comparison with available regulatory capital reflects the moderate risk profile of SNS REAAL.

SNS REAAL has constantly been working to improve its internal economic capital models. The economic capital for ALM credit risk is already based on the actual ALM-positions in the portfolios of AXA NL Combined. For insurance and strategic risk however, scaling techniques were applied to include AXA, Winterthur and DBV in the numbers below.

In the chart below the distribution across risk types within the economic capital of SNS REAAL is displayed. Credit risk and market risk are the most important risk drivers for SNS REAAL.

Available versus required capital 2007


€ millions
6,000
5,000
4,000
3,000
2,000
1,000
0
SNS Bank
REAAL Verzekeringen
SNS REAAL
Available regulatory capital (non core)
Available regulatory capital (core)
Required regulatory capital (internal)
Required regulatory capital (minimum)
Required economic capital

Economic capital by type of risk SNS REAAL 2007


5%
3%
26%
7%
23%
17%
19%
Market risk
Credit risk SNS REAAL (excluding SNS Property Finance)
Credit risk SNS Property Finance
Strategic risk
Operational risk
Insurance risk life
Insurance risk non-life

Solvency SNS REAAL

The 'double leverage', expressing the ratio between the book value of the investments in associated companies and subsidiaries and SNS REAAL's shareholders' equity, increased from 107.8% at year-end 2006 to 116.3% at the end of 2007. Based on the dividend policy at the associated companies and subsidiaries SNS REAAL expects double leverage to come in line with the target of below 115% in early 2008.

Solvency SNS Bank and steps to Basel II

SNS Bank's solvency position remained strong. The Tier 1 ratio at the end of 2007 amounted to 8.4% (2006: 8.2%), the BIS ratio was 11.5% (2006: 11.2%) and the Core capital ratio amounted to 6.5% (2006: recalculated 6.5%).
Basel II was adopted on 1 January 2008. The ratios as at 31 December 2007 recalculated according to Basel II are even more robust: on a preliminary basis the Tier 1 ratio was 12.8%, the BIS ratio was 17.2% and the Core capital ratio was 11.2%.
This calculation involves the risk types credit risk, market risk in the trading book and operational risk. For the credit risk calculations of the mortgage book the Internal Rating Based (IRB) approach has been used while the risk weights for the other credit portfolios were calculated according to the Standardised Approach.

SNS Bank's solvency ratios will increase from 1 January 2008 as a result of lower capital requirements under Basel II. As from 1 January 2008, a capital floor of 90% of the Basel I minimum capital level will apply. As a consequence SNS Bank can realise a capital release of approximately € 250 million during 2008.

Solvency REAAL Verzekeringen and steps to Solvency II

The solvency ratios of REAAL Verzekeringen remained well above target. At year-end 2007, solvency ratio of REAAL Verzekeringen life amounted to 272% and non-life's solvency to 255%, well above the targets. The total solvency of REAAL Verzekeringen was 198%. This reflects the solid solvency position of the insurance operations. New legislation, which is effective from 2007 (Wft), affected the solvency calculation positively. The new legislation allows to recognise the surplus of the liability adequacy test to be recognised as available capital.

The adequacy test compares the technical provisions for insurance contracts with the present value (based on principles best-estimated) of all cash flows stemming from insurance contracts. Under new Dutch Central Bank Rules, REAAL Verzekeringen is allowed to recognise this surplus as available capital. However, less than the full surplus is accounted for because of several prudential filters. The recognition of the surplus as capital makes economic sense because the surplus is a cushion for unexpected risks. The new regulations are an intermediate step towards the new Solvency II regime.

Profile SNS REAAL

SNS REAAL is an innovative service provider in the banking and insurance sectors with a focus on the Dutch retail market and on small and medium-sized enterprises. The product range consists of three core product groups: mortgages and property finance, savings and investments and insurance. SNS REAAL is among the largest banking and insurance companies in the Netherlands with a balance sheet total of over € 103 billion and 6,713 employees (FTEs).

SNS REAAL has a long history of commitment to Dutch society. SNS REAAL's history goes back to the end of the 19th century, and has its roots in regional savings banks and various insurance companies. SNS REAAL emerged in 1997 from a merger of the banking operations of SNS Group and the insurance operations of Reaal Group, which for many years was affiliated to the trade union movement. An eye for social interests and new social developments are in the organisation's genes.

As a bank and insurer, SNS REAAL holds a distinct position in its market by quickly and effectively translating client needs into accessible and transparent products. In-depth knowledge of products and efficiently designed processes lead to effective standardisations and combination options within product and client groups. SNS REAAL consists of the business units SNS Bank, REAAL Verzekeringen and Group activities. SNS REAAL is a strong and flexible organisation that, through its core brands SNS Bank and REAAL Verzekeringen and specialised sales labels, enjoys strong positions in the Dutch market.

Operations and market positions

SNS Bank sells its housing and commercial mortgages, savings, investment and insurance products directly through its own branch offices, independent intermediaries, the Internet and telemarketing, as well as indirectly through SNS Regio Bank's franchise outlets. The investment products range from do-it-yourself to advisory products and asset management. With an income of € 938 million, SNS Bank is the number 5 retail bank of the Netherlands. Through SNS Property Finance, SNS REAAL is one of the major financiers of property investments and projects in the Netherlands. SNS Property Finance is also active internationally.

REAAL Verzekeringen works almost exclusively through independent intermediaries to sell life insurance, including unit-linked policies and pensions, and non-life insurance, for example for home cover, mobility and disability insurance. Only its subsidiary Proteq sells non-life insurance to the consumer directly through the Internet. With an income of life operations of € 2,864 million, REAAL Verzekeringen is the number 5 life insurer of the Netherlands. After the finalisation of the acquisition of Zwitserleven, REAAL Verzekeringen will be the second largest life insurer in the Netherlands. With an income of € 598 million, REAAL Verzekeringen is the number 7 non-life insurer of the Netherlands.

SNS Asset Management, which is part of the Group activities, manages the investment funds of SNS Bank, ASN Bank and AXA Nederland as well as the investments of REAAL Verzekeringen and the SNS REAAL Pension Fund. SNS Asset Management also provides asset management for institutional investors and performs specialised investment research in the field of corporate sustainability.

Listing

The SNS REAAL share is listed on NYSE Euronext Amsterdam, and is included in the Amsterdam MidKap Index. At the end of 2007, the market capitalisation amounted to € 4.0 billion.

Appendices: financial statements

Balance sheet by segment

In € millions	SNS Bank		REAAL Verzekeringen		Group activities		Eliminations		Total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Assets										
Goodwill and other intangible fixed assets	285	214	1,755	669	--	--	--	--	2,040	883
Tangible fixed assets	139	163	198	81	3	--	85	76	425	320
Investments in associated companies	53	34	66	69	11	39	(3)	(3)	127	139
Subsidiaries	--	--	--	--	4,118	3,401	(4,118)	(3,401)	--	--
Investment property	6	6	248	205	--	--	(85)	(76)	169	135
Investments	4,056	2,038	17,639	9,064	238	198	(866)	(674)	21,067	10,626
Investments for insurance contracts on behalf of policyholders	--	--	7,349	3,955	--	--	(114)	--	7,235	3,955
Derivatives	1,041	804	119	137	1	2	--	--	1,161	943
Deferred tax assets	128	39	143	20	12	7	--	--	283	66
Reinsurance contracts	--	--	483	338	--	--	--	--	483	338
Loans and advances to customers	60,236	56,248	3,912	757	856	561	(1,959)	(866)	63,045	56,700
Loans and advances to credit institutions	1,092	3,607	539	162	300	100	(300)	(100)	1,631	3,769
Corporate income tax	100	106	32	36	87	108	(3)	--	216	250
Other assets	307	436	554	400	76	39	(86)	(217)	851	658
Cash and cash equivalents	3,141	687	1,006	698	1,025	415	(831)	(840)	4,341	960
Total assets	**70,584**	**64,382**	**34,043**	**16,591**	**6,727**	**4,870**	**(8,280)**	**(6,101)**	**103,074**	**79,742**
Liabilities										
Equity attributable to shareholders	2,209	2,097	1,909	1,304	3,588	3,200	(4,118)	(3,401)	3,588	3,200
Third party interests	2	--	4	3	--	--	(3)	(3)	3	--
Group equity	**2,211**	**2,097**	**1,913**	**1,307**	**3,588**	**3,200**	**(4,121)**	**(3,404)**	**3,591**	**3,200**
Participation certificates and subordinated debts	1,678	1,448	536	120	639	299	(821)	(203)	2,032	1,664
Debt certificates	32,182	30,841	2,524	--	533	418	(27)	--	35,212	31,259
Technical provisions insurance operations	--	--	24,886	13,313	--	--	(28)	(30)	24,858	13,283
Provision for employee benefits	--	--	131	18	39	20	29	30	199	68
Other provisions	17	24	25	4	1	1	--	--	43	29
Derivatives	938	682	14	4	7	6	--	--	959	692
Deferred tax liabilities	151	97	356	146	--	--	--	--	507	243
Savings	19,179	13,678	--	--	--	--	--	--	19,179	13,678
Other amounts due to customers	7,846	7,019	1,040	402	952	611	(2,591)	(1,553)	7,247	6,479
Amounts due to to credit institutions	5,066	7,299	1,565	663	888	246	(632)	(674)	6,887	7,534
Corporate income tax	--	7	--	6	3	--	(3)	--	--	13
Other liabilities	1,316	1,190	1,053	608	77	69	(86)	(267)	2,360	1,600
Total liabilities	**70,584**	**64,382**	**34,043**	**16,591**	**6,727**	**4,870**	**(8,280)**	**(6,101)**	**103,074**	**79,742**

Income statement by segment

In € millions	SNS Bank		REAAL Verzekeringen		Group activities		Eliminations		Total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Income										
Interest income, banking operations third parties	3,356	2,314	--	--	--	--	--	--	3,356	2,314
Interest income, banking operations group companies	3	--	--	--	--	--	(3)	--	--	--
Interest expense, banking operations third parties	2,522	1,715	--	--	--	--	--	--	2,522	1,715
Interest expense, banking operations group activities	54	32	--	--	--	--	(54)	(32)	--	--
Interest income, banking operations	**783**	**567**	--	--	--	--	**51**	**32**	**834**	**599**
Premium income	--	--	2,584	2,009	--	--	--	--	2,584	2,009
Reinsurance premium	--	--	61	49	--	--	--	--	61	49
Net premium income	--	--	2,523	1,960	--	--	--	--	2,523	1,960
Commission and management fees receivable from third parties	125	122	68	71	9	1	--	--	202	194
Commission and management fees receivable from group companies	38	31	1	2	17	12	(56)	(45)	--	--
Commission and management fees due to third parties	22	23	(3)	16	--	1	--	--	19	40
Commission and management fees due to group companies	12	10	18	--	--	--	(30)	(10)	--	--
Net commission and management fees	129	120	54	57	26	12	(26)	(35)	183	154
Share in the result of associated companies	(3)	(1)	--	3	490	387	(478)	(376)	9	13
Result on investments	14	67	834	561	71	41	(77)	(57)	842	612
Result on investments for insurance contracts on behalf of policyholders	--	--	96	215	--	--	--	--	96	215
Results on derivatives and other financial instruments	13	15	29	6	1	--	--	--	43	21
Other operating income	2	--	11	2	--	--	--	--	13	2
Total income	**938**	**768**	**3,547**	**2,804**	**588**	**440**	**(530)**	**(436)**	**4,543**	**3,576**
Expenses										
Technical expenses on insurance contracts	--	--	1,979	1,393	--	--	--	--	1,979	1,393
Technical expenses on insurance contracts on behalf of policyholders	--	--	496	663	--	--	--	--	496	663
Acquisition costs for insurance operations	--	--	333	240	--	--	(6)	(22)	327	218
Value adjustments to financial instruments and other assets	35	36	29	(2)	(1)	1	--	--	63	35
Staff costs	332	283	184	141	88	74	--	--	604	498
Depreciation and amortisation of tangible and intangible fixed assets	31	25	35	27	(26)	--	--	--	40	52
Other operating expenses	203	173	88	75	1	(38)	(9)	--	283	210
Other interest expenses	--	--	144	34	76	43	(38)	(29)	182	48
Total expenses	**601**	**517**	**3,288**	**2,571**	**138**	**80**	**(53)**	**(51)**	**3,974**	**3,117**
Operating profit before taxation	**337**	**251**	**259**	**233**	**450**	**360**	**(477)**	**(385)**	**569**	**459**
Taxes	64	37	52	63	(15)	(11)	--	(1)	101	88
Third party interests	1	--	2	--	--	--	--	--	3	--
Net profit attributable to shareholders	**272**	**214**	**205**	**170**	**465**	**371**	**(477)**	**(384)**	**465**	**371**

Income statement SNS Bank by segment

In € millions	Retail Banking		Property Finance		Eliminations		Total	
	2007	2006	2007	2006	2007	2006	2007	2006
Income								
Interest income, banking operations	3,174	2,300	578	39	(393)	(25)	3,359	2,314
Interest expense, banking operations	2,578	1,749	391	23	(393)	(25)	2,576	1,747
Net interest income, banking operations	596	551	187	16	--	--	783	567
Commission and management fees receivable	162	153	1	--	--	--	163	153
Commission and management fees due	34	33	--	--	--	--	34	33
Net commission and management fees	128	120	1	--	--	--	129	120
Share in the result of associated companies	(1)	--	(2)	(1)	--	--	(3)	(1)
Result on investments	13	67	1	--	--	--	14	67
Result on derivatives and other financial instruments	12	15	1	--	--	--	13	15
Other operating income	3	--	(1)	--	--	--	2	--
Total income	**751**	**753**	**187**	**15**	--	--	**938**	**768**
Expenses								
Value adjustments to financial instruments and other assets	20	35	15	1	--	--	35	36
Staff costs	296	280	36	3	--	--	332	283
Depreciation and amortisation of tangible and intangible fixed assets	29	25	2	--	--	--	31	25
Other operating expenses	180	171	23	2	--	--	203	173
Other interest expenses	--	--	--	--	--	--	--	--
Total expenses	**525**	**511**	**76**	**6**	--	--	**601**	**517**
Operating profit before taxation	**226**	**242**	**111**	**9**	--	--	**337**	**251**
Taxation	39	34	25	3	--	--	64	37
Third party interests	1	--	--	--	--	--	1	--
Net profit attributable to shareholders	**186**	**208**	**86**	**6**	--	--	**272**	**214**

Income statement REAAL Verzekeringen by segment

In € millions	Life		Non-Life		Other		Eliminations		Total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Income										
Premium income	1,994	1,561	590	448	--	--	--	--	2,584	2,009
Reinsurance premium	13	14	48	35	--	--	--	--	61	49
Net premium income	1,981	1,547	542	413	--	--	--	--	2,523	1,960
Commission and management fees receivable	43	37	2	13	24	23	--	--	69	73
Commission and management fees due	4	--	(8)	--	19	16	--	--	15	16
Net commission and management fees	39	37	10	13	5	7	--	--	54	57
Share in the result of associated companies	--	3	--	--	200	166	(200)	(166)	--	3
Result on investments	710	529	42	27	94	12	(12)	(7)	834	561
Result on investments for insurance contracts on behalf of policyholders	96	215	--	--	--	--	--	--	96	215
Results on derivatives and other financial instruments	31	6	1	--	(3)	--	--	--	29	6
Other operating income	7	--	3	1	1	1	--	--	11	2
Total income	**2,864**	**2,337**	**598**	**454**	**297**	**186**	**(212)**	**(173)**	**3,547**	**2,804**
Expenses										
Technical expenses on insurance contracts	1,676	1,158	303	235	--	--	--	--	1,979	1,393
Technical expenses on insurance contracts on behalf of policyholders	496	663	--	--	--	--	--	--	496	663
Acquisition costs for insurance operations	178	134	157	105	(2)	1	--	--	333	240
Value adjustments to financial instruments and other assets	27	(2)	2	--	--	--	--	--	29	(2)
Staff costs	117	95	57	46	10	--	--	--	184	141
Depreciation and amortisation of tangible and intangible fixed assets	25	17	5	5	5	5	--	--	35	27
Other operating expenses	43	39	38	31	7	5	--	--	88	75
Other interest expenses	79	33	6	1	71	7	(12)	(7)	144	34
Total expenses	**2,641**	**2,137**	**568**	**423**	**91**	**18**	**(12)**	**(7)**	**3,288**	**2,571**
Operating profit before taxation	**223**	**200**	**30**	**31**	**206**	**168**	**(200)**	**(166)**	**259**	**233**
Taxes	44	55	7	10	1	(2)	--	--	52	63
Third party interests	2	--	--	--	--	--	--	--	2	--
Net profit attributable to shareholders	**177**	**145**	**23**	**21**	**205**	**170**	**(200)**	**(166)**	**205**	**170**

Statement of changes in equity

In € millions

	Issued share capital	Share premium reserve	Revaluation reserve	Cash flow hedge reserve	Fair value reserve	Profit sharing reserve	Other reserves	Retained earnings	Equity attributable to shareholders	Third party interest	Shareholders' equity
Balance as at 1 January 2006	340	15	38	135	203	38	1,436	323	2,528	--	2,528
Transfer of 2005 net profit	--	--	--	--	--	--	323	(323)	--	--	--
Unrealised revaluations from cash flow hedges	--	--	--	(61)	--	--	--	--	(61)	--	(61)
Deferred interest result from cash flow hedges	--	--	--	11	--	--	--	--	11	--	11
Unrealised revaluations	--	--	9	--	68	--	--	--	77	--	77
Realised revaluations through shareholders' equity	--	--	1	--	--	--	(1)	--	--	--	--
Realised revaluations through income statement	--	--	--	(1)	(90)	--	--	--	(91)	--	(91)
Change in profit-sharing reserve	--	--	--	--	14	(13)	(1)	--	--	--	--
Revaluation deferred taxation due to change in the statutory tax rate	--	--	1	5	7	--	--	--	13	--	13
Amounts charged directly to shareholders' equity	--	--	11	(46)	(1)	(13)	321	(323)	(51)	--	(51)
Net profit 2006	--	--	--	--	--	--	--	371	371	--	371
Net profit	--	--	--	--	--	--	--	371	371	--	371
Share issue	40	376	--	--	--	--	--	--	416	--	416
Costs in connection with share issue	--	(12)	--	--	--	--	--	--	(12)	--	(12)
Interim dividend paid	3	(3)	--	--	--	--	--	(52)	(52)	--	(52)
Transactions with shareholders	43	361	--	--	--	--	--	(52)	352	--	352
Total changes in shareholders' equity 2006	43	361	11	(46)	(1)	(13)	321	(4)	672	--	672
Balance as at 31 December 2006	383	376	49	89	202	25	1,757	319	3,200	--	3,200
Transfer of 2006 net profit	--	--	--	--	--	--	371	(371)	--	--	--
Transfer of paid interim dividend 2006	--	--	--	--	--	--	(52)	52			
Unrealised revaluations from cash flow hedges	--	--	--	(62)	--	--	--	--	(62)	--	(62)
Deferred interest result from cash flow hedges	--	--	--	9	--	--	--	--	9	--	9
Unrealised revaluations	--	--	7	--	(175)	--	--	--	(168)	--	(168)
Realised revaluations through shareholders' equity	--	--	(6)	--	--	--	6	--	--	--	--
Realised revaluations through income statement	--	--	--	--	(106)	--	--	--	(106)	--	(106)
Change in profit-sharing reserve	--	--	--	--	9	(13)	4	--	--	--	--
Revaluation of deferred taxes due to change in the statutory corporate income tax rate	--	--	--	--	--	--	--	--	--	--	--
Other adjustments	--	--	--	--	--	--	2	--	2		2
Amounts charged directly to shareholders' equity	--	--	1	(53)	(272)	(13)	331	(319)	(325)	--	(325)
Net profit 2007	--	--	--	--	--	--	--	465	465	3	468
Net profit	--	--	--	--	--	--	--	465	465	3	468
Share issue	34	316	--	--	--	--	--	--	350	--	350
Costs in connection with share issue	--	(8)	--	--	--	--	--	--	(8)	--	(8)
(Interim) dividend paid	9	(9)	--	--	--	--	--	(94)	(94)	--	(94)
Transactions with shareholders	43	299	--	--	--	--	--	(94)	248	--	248
Total changes in shareholders' equity 2007	43	299	1	(53)	(272)	(13)	331	52	388	3	391
Balance as at 31 December 2007	426	675	50	36	(70)	12	2,088	371	3,588	3	3,591

General information

Group structure
SNS REAAL N.V., incorporated and established in the Netherlands, is a public limited liability company incorporated under the laws of the Netherlands. SNS REAAL N.V.'s registered office is located at the Croeselaan 1, 3521 BJ Utrecht. SNS REAAL N.V. is the parent company of SNS Bank N.V., REAAL Verzekeringen N.V., SNS REAAL Invest N.V. and SNS Asset Management N.V. and their subsidiaries (referred to below as the Group or SNS REAAL). The consolidated financial statements of the Group comprise the accounts of all the companies controlled by SNS REAAL and the interest of SNS REAAL in associated subsidiaries and entities.

A number of corporate staff departments are shared. The costs of the corporate staff departments are recharged on the basis of the services provided, and, if more appropriate, proportionally allocated to the Group's subsidiaries. The costs of the Group Executive Board and other specific company costs are not allocated to group subsidiaries.

The consolidated financial statements of SNS REAAL for the financial year 2007 are as of 14 March 2008 available on request from the registered office of the Company at the address Croeselaan 1, P.O. Box 8444, 3503 RK Utrecht, or via www.snsreaal.nl.

These condensed consolidated financial statements were approved by the Supervisory Board on 20 February 2008. These condensed consolidated financial statements have not been audited.

Basis of preparation

Statement of IFRS compliance
SNS REAAL prepares the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), as adopted within the European Union.

Application dates
SNS REAAL has applied IFRS 7 (Financial instruments: Disclosures) since 1 January 2007. This standard only impacts the required disclosures in the annual financial statements, not the inclusion/recognition or valuation principles. IFRS 7 disclosures have not been included in these condensed consolidated financial statements.

The adjustment of IAS 1 (Presentation of the financial statements, capital management) that has come into effect as of the financial year 2007 has been applied as of the financial year 2007. IAS 1 disclosures have not been included in these condensed consolidated financial statements.

As of the financial year 2007, SNS REAAL applied IFRS 8 (Operating segments) in advance. IFRS 8 requires that information by segment is recognised in the same way as in the internal management reporting. The application of this standard only impacts the notes; it does not impact the recognition, presentation or accounting principles.

Three IFRIC interpretations have come into effect as of the financial year 2007. This concerns IFRIC 8 (the scope of IFRS 2), IFRIC 9 (Reassessment of embedded derivatives) and IFRIC 10 (Interim financial reporting and impairment). The application of these IFRIC interpretations has not resulted in any adjustments to the accounting principles of SNS REAAL. IFRIC 7 (Regarding reporting in hyperinflationary economies) is also applicable to the financial year 2007; however, it is not relevant for SNS REAAL.

IFRIC 11 (Group and treasury share transactions) has been published and is effective as of the financial year starting on or after 1 March 2007. This standard has no material effect on the consolidated financial statements of SNS REAAL.

Main accounting principles for financial reporting
Excluding the changes set out below, the principles for financial reporting which SNS REAAL has applied in these condensed consolidated financial statements are the same as those applied by SNS REAAL in the consolidated financial statements for the financial year 2006.

Changes in accounting estimates
The acquisition of AXA NL Combined gave cause to reconsider the amortisation of the Value of Business Acquired (VOBA). As of 5 September 2007, (the acquisition date of AXA NL Combined), SNS REAAL amortises the VOBA based on the profit flows of the underlying portfolios, instead of according to the straight-line amortisation method based on the estimated duration of the underlying portfolios. The amortisation charge thus corresponds better with the results of the underlying portfolios. The amortisation of the already capitalised VOBA for the acquisition of AXA NL Combined in 2007 based on the profit flows is € 1 million lower than the amortisation as this would have been if the amortisation would have been based on the straight-line method (included under amortisa-

tion of intangible fixed assets). The amortisation based on profit flows is approximately € 2.5 million lower than the amortisation on a straight-line basis in the next twelve years. After this period, the amortisation based on profit sources is higher than based on the straight-line method, the amortisation period is thus extended.

Presentation changes
Effective from 2007, SNS REAAL has reclassified part of the non-life provision to the provision for premium shortfalls and current risks. This reclassification is more in line with the nature of the provision. This concerns a shift between technical provisions. The comparative figures have been restated. For 2007, this reclassification amounted to € 2 million (2006: € 1 million).

As of 1 January 2007, SNS REAAL includes the change in unearned premium non-life under the net premium income instead of under the technical expenses on insurance contracts in order to correspond better with the nature of the item. The comparative figures have been restated. For 2007, this reclassification amounted to € 48 million (2006: € 2 million).

As of 1 January 2007, the withheld expense compensation that the underwriting agency business receives from SNS Bank is presented under net commissions and management fees instead of under other operational expenses in the income statement of REAAL Verzekeringen. In the segmented income statement of REAAL Other Activities, this concerns the items other income and other expenses. The comparative figures have been restated. For 2007, the reclassification amounted to € 5 million and for 2006, the reclassification amounted to € 7 million.

In 2006, SNS REAAL built up a small position in stock options for investment purposes. In 2007, this position was expanded in connection with the hedging of risks on stocks purchased in connection with acquisitions. In view of the change in the objective for which the options were held, SNS REAAL has decided to include these options under the item derivatives as of 2007. As a result, the item result on investments decreased at year-end 2007 by € 13 million and the item result on other financial instruments decreased by € 13 million. The comparative figures have been adjusted accordingly for the same items for an amount of € 15 million.

As of 2007 the amortisation costs of capitalised acquisition costs are reported under depreciation and amortisation on tangible and intangible fixed assets in the income statement, instead of being allocated to acquisition costs, staff costs and other operating expenses. This change is to improve the understanding of the amortisation costs of capitalised acquisition costs. The comparative figures have been restated. For 2007, the reclassification amounted to € 14 million (2006: € 10 million).

The acquisition of AXA NL combined led to an adjustment to the presentation of the Information by segment of REAAL Verzekeringen. The Information by segment now includes the segment REAAL Other activities, in which the holding companies and financing activities are included.

Definition changes
As from 1 January 2007, SNS REAAL has changed its definitions of core capital and core capital ratio. The new definitions are:
Core capital: Tier 1 capital less innovative Tier 1 instruments as defined by the Dutch Central Bank
Core capital ratio: This ratio expresses core capital as a percentage of total risk-weighted assets.
Under the old definition, the Tier 1 capital was also adjusted for the deduction of intangible fixed assets to be included in the calculation of the Tier 1 capital, and the deferred sales result on the securitisation entities. This changed the core capital ratio presented at year-end 2007 from 7.4% to 6.5%, and the core capital ratio at year-end 2006 from 7.4% to 6.5%.

The calculation of solvency of the Insurance operations is determined by the Financial Supervision Act (Wft). As of 2007, the solvency calculation has been changed. The fair value reserve of investments classified as available for sale and the surplus value of the technical provisions shown by the liability adequacy test at life operations are now taken into account. Incorporating the surplus value has the most important impact on the solvency calculation. Solvency life operations increases from 199%, according to the previous method, up to 272% at the end of 2007. Solvency of non-life operations was not influenced by the new calculation method.

Disclaimer

Reservation concerning forward looking statements
This report contains forward-looking statements concerning future events. Those forward-looking statements are based on the current information and assumptions of the SNS REAAL management concerning known and unknown risks and uncertainties.
Forward-looking statements do not relate to definite facts and are subject to risk and uncertainty. The actual results may differ considerably as a result of risks and uncertainties relating to SNS REAAL's expectations regarding such matters as the assessment of market risk or possible acquisitions, or business expansion and premium growth and investment income or cash flow predictions or, more generally, the economic climate and changes in the law and taxation.
SNS REAAL cautions that expectations are only valid on specific dates, and accepts no responsibility for the revision or updating of any information following changes in policy, developments, expectations or the like.

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Publication date:	**21 feb 08 - 08:53**
Legal name:	**SNS Reaal Groep N.V.**
Title:	**Financial Results 2007**
Comments:	

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20080221000000013_SNS REAAL 2007 ENGanalystpresentation_finresultsdef.pdf

Date of most recent update: 03 mrt 08

AFM

AFM

SNS REAAL



Financial Results 2007
Growth through diversification of income

21 February 2008

Disclaimer

This is a presentation by SNS REAAL N.V. ("SNS REAAL") and is based on information generally available to the public and does not contain any material non-public information. The presentation has been prepared solely for informational purposes and does not constitute an offer to sell or to issue or the solicitation of an offer to buy or subscribe for securities issued by SNS REAAL in any jurisdiction (including, without limitation the United States, United Kingdom, Germany, France and the Netherlands). Any and all information communicated by SNS REAAL should not be construed as an offer to sell or a solicitation of an offer to buy securities issued by SNS REAAL. This presentation is being made only to and is directed at (a) persons who have professional experience in matters relating to investments who fall within Article 19(1) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (b) high net worth entities, and other persons to whom it may otherwise lawfully be communicated, falling within Article 49(1) of the Order (all such persons together being referred to as "relevant persons"). Any person who is not a relevant person should not act or rely on this presentation or any of its contents.

Agenda Financial Results 2007

I. Highlights, Strategic Update, Risk Profile - Sjoerd van Keulen, CEO

II. Financial Performance - Ronald Latenstein, CFO

III. Q&A

IV. Appendices Financial Statements

I. Highlights, Strategic Update, Risk Profile

Highlights of 2007

Solid Financial Performance

- Record net profit of €465mn, up 25.3%
- 2007 EPS of €1.87 (+13.3%)
- DPS of €0.82 (+15.5%); final dividend of €0.46 in cash
- 2007 ROE increases to 13.7% (2006: 12.7%)
- Growth driven by both existing operations and acquisitions
- Net profit SNS Bank up 27.1%, driven by SNS Property Finance and Savings & Investments. Lower net interest income on Mortgages
- Net profit REAAL Insurance up 20.6%, due to higher investment income, consolidation AXA NL and lower tax rate
- No material impact from international liquidity and credit crisis on 2007 results

Execution of Strategy

- Further diversification of sources of income
- Following acquisitions of AXA NL and Zwitserleven, REAAL Verzekeringen will become the #2 Life insurer in the Netherlands; scope for substantial economies of scale
- Regio Bank acquisition closed on 1 July, expanding our distribution reach
- Moderate risk profile maintained, diversified funding policy

Growth in Core Products

Retail Mortgages & Property Finance

- Retail mortgage portfolio up €2.4bn at €44.8bn, including €1.6bn due to consolidation Regio Bank (organic +1.8%)
- Market share new retail mortgages down to 7.4%, from 8.0% at year-end 2006
- SNS PF loan portfolio up €2.9bn to €11.7bn, including €1.1bn transfer SME mortgages (organic +20.4%)

Savings & Investments

- Savings portfolio up EUR 5.5bn to €19.2bn, including €2.1bn due to consolidation Regio Bank (organic +24.8%)
- Market share Savings up to 8.3%, from 6.3% at year-end 2006
- AUM including SNS Asset Management up €2.6bn to €20.4bn (+14.6%)
- AUM SNS Fundcoach up €213mn to €802mn (+36.2%)

Life Insurance

- Regular premiums up 26.8% to €1,144mn (organic: +5.1%)
- Single premiums up 29.8% to € 837mn (organic: +4.0%)
- Market share REAAL excl. AXA NL: regular premiums 14.5% (2006: 15.7%), single premiums 9.1% (2006: 7.3%): AXA NL adds 6.0% and 9.7% resp.

Non-life Insurance

- Gross premiums up 31.2% to €542mn (organic: +0.7%)
- Strong growth of disability premiums

SNS REAAL: Financial targets vs Results

Category	Target	FY06	FY07	Status
Profitability Targets	EPS growth 10% per year on av. (06 – 09)	6.5%	**13.3%**	✓
	Return on Equity 15% per year on av.	12.7%	**13.7%**	☐
Operational Efficiency Targets	Efficiency Ratio < 55% (2009)	62.6%	**60.3%**	On track
	Op. Cost / Premium Ratio < 13% (2009)	13.8%	**14.1%**	On track
	Combined Ratio (non-life) < 97% (2009)	94.7%	**98.6%** (1)	On track
Capital / Solvency Targets	Tier I Ratio > 8%	8.2%	**8.4%**	✓
	BIS Ratio > 11%	11.2%	**11.5%**	✓
	Life Solvency > 150%	236%	**272%**	✓
	Non-life Solvency > 200%	279%	**255%**	✓
	Double Leverage < 115%	107.8%	**116.3%**	☐

1. *Combined ratio including impact Kyrill storm. Excluding Kyrill, 95.9%*

Operating Targets Increased

Operating Targets

	Previous	New Target	2007[1]
Market share new mortgages	8-10%	Unchanged	7.4%
Market share overall savings	6-8%	7-9%	8.3%
Market share individual life insurance	14-17%	16-19%	20.5%
Market share non-life insurance	4-6%	6-8%	n.a.
Top five position in disability insurance in 2009		Unchanged	n.a.

1. *2007 market share REAAL excluding AXA NL, combined with market share AXA NL Sept-Dec 2007.*

Diversification of income

Profile at IPO	2007 Pro Forma including AXA NL Combined FY2007[1] and Regio Bank FY2007



Insurance
41%
Life
33%
Non-Life
8%
Retail
banking
59%



Insurance
46%
SNS PF
16%
Life
38%
Non-Life
8%
Retail
banking
38%

1. Net profit from "other activities" split pro rata over respective net profit contributions. AXA NL Combined contribution on SNS REAAL IFRS basis, including VOBA amortisation and financing costs. Amortisation of VOBA of AXA NL Combined allocated to life net profit, financing costs split pro rata over life and non-life

Update acquisition SNS Property Finance

Consolidation	• Consolidated since 1 December 2006 • Contributed €86mn to net profit in 2007, €109mn before PPA
Integration	• SNS Property Finance has been wholly aligned within SNS REAAL organisation • Risk management policy/framework fully incorporated • Transfer existing property finance activities (€1.1bn) of SNS Bank to SNS Property Finance completed in H2 07 • Funding from ABN AMRO fully redeemed
Growth	• SNS Property Finance loan portfolio grew organically by €1.8bn • Total loan portfolio of €11.7bn YE2007 • SME profile enhanced

Update acquisition Regio Bank

Consolidation

- Consolidated since 1 July 2007
- Contributed €4mn to net profit in 2007, after €10mn integration costs
- Added €1.6bn to mortgage portfolio and €2.1bn to savings portfolio

Integration

- System conversions have been completed
- Combined headquarters in Utrecht established
- SME proposition to be launched

Synergies

- New production through SNS Regio Bank started immediately after closing
- Succesful participation in Savings campaign
- Distribution network has been strenghtened: approximately 700 points of sale

Update acquisition AXA NL[1]

Consolidation

- Consolidated since 5 September 2007
- Contributed €18mn to net profit in 2007, after PPA and funding costs

Integration

- Integration on track
- All legal and other relevant approvals have been obtained
- New organisation and management structure in place
- Integration sales force and joint product suite on track
- New commercial initiatives planned for Q2 08

Synergies

- Pre-tax cost synergies of €50mn p.a. as of 2011
- In 2007 integration costs were still very limited
- Estimated restructuring one off charge remains €60mn
- Revenue synergies not factored in

1. *AXA NL, Winterthur NL and DBV NL*

SNS REAAL: Maintaining Moderate Risk Profile

SNS Bank

- Funding SNS Bank secured for 2008
- Low duration of equity at SNS Bank limited impact of interest-rate fluctuations
- No exposure to US sub-prime mortgages

REAAL Verzekeringen

- Entire funding of Zwitserleven in place
- Negligible exposure to CDOs/CLOs, less than 1% of investment portfolio
- 94% of bond portfolio rated A or higher; 74% rated AA or higher
- Equity and stock option component limited to 10% (€2.2bn) of REAAL Verzekeringen's asset mix
- Equity exposure of REAAL hedged for 70%, below the strike price of the puts
- 50% of the guarantee risk in the company profit-share portfolio hedged

II. Financial Performance

SNS REAAL: Strong Growth in 2007 Net Profit

Net Profit

(€ mn)	2006	2007	Chg
NET PROFIT SNS REAAL	**371**	**465**	**25.3%**
SNS BANK	**214**	**272**	**27.1%**
of which SNS Retail Bank	208	186	-10.6%
of which SNS Property Finance	6	86	1333.3%
REAAL Verzekeringen	**170**	**205**	**20.6%**
of which REAAL Life Insurance	145	177	22.1%
of which REAAL Non-life Insurance	21	23	9.5%
of which REAAL Other	4	5	25.0%
Group Activities	**-13**	**-12**	**7.7%**

Effective Tax Rate SNS REAAL

	FY04	FY05	FY06	FY07
Dutch Corporate Tax Rate	34.5%	31.5%	29.6%	25.5%
Effective Tax Rate	**19.6%**	**22.4%**	**19.2%**	**17.8%**

Highlights

- SNS REAAL net 2007 profit up 25.3% to €465mn

- Net profit SNS Bank +27.1%
- Lower profit at SNS Retail Bank due to drop in bond gains (-€35mn net), but interest and commission income were up; good start by Regio Bank in H2 07 (+€4mn)
- First full year contribution of SNS Property Finance, with 5% organic profit growth (+16% before PPA)

- Net profit REAAL Verzekeringen +20.6%
- Net profit REAAL Life Insurance, excluding AXA NL, up 13.8% (€20mn)
- Net profit REAAL non-life Insurance excluding AXA NL and impact Kyrill storm, up 23.8% (€5mn)
- AXA NL contributes €18mn to 2007 net profit: +€22mn to REAAL and -€4mn to Group Activities (allocation of financing costs)
- REAAL Other comprises BUs not directly managed by REAAL

- Almost flat result at Group Activities, including €35mn one-off profits in 2007

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Publication date:	**10 mei 07 - 08:27**
Legal name:	**SNS Reaal N.V.**
Title:	**Besluiten algemene aandeelhoudersvergadering SNS REAAL d.d. 9 mei 2007**
Comments:	

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Date of most recent update: 31 dec 07

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SNS REAAL

Resolutions of the General Meeting of Shareholders of SNS REAAL

Utrecht, the Netherlands, 10 May 2007 - The General Meeting of Shareholders of SNS REAAL N.V. adopted the following resolutions on 9 May 2007:

- The 2006 financial statements of SNS REAAL N.V. were adopted.
- A resolution was adopted to pay out a final dividend of EUR 0.39 per share, which dividend shall be distributed with stock option.
- A resolution was adopted to fix the payment date of the final dividend at 6 June 2007.
- The members of the Executive Board were released from liability in respect of their management in the 2006 financial year.
- The members of the Supervisory Board were released from liability in respect of their supervision in the 2006 financial year.
- The Executive Board was designated as the body authorised to issue shares, to grant rights to subscribe for shares, and to limit or exclude pre-emptive rights in respect of an issue of shares.
- The Executive Board was authorised to repurchase the Company's own shares.
- A resolution to amend the Company's Articles of Association was adopted.
- The remuneration of the members of the Supervisory Board was amended.
- The remuneration policy for the members of the Executive Board was adopted.
- Mr H. M. van de Kar and Mr S.C.J.J. Kortmann were reappointed as members of the Supervisory Board.

For more information, please contact:
SNS REAAL Corporate Communications
concerncommunicatie@snsreaal.nl
Tel: +31 (0)30 291 4877

SNS REAAL Investor Relations
investorrelations@snsreaal.nl
Tel: +31 (0)30 291 4247

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Publication date:	**07 mei 07 - 07:55**
Legal name:	**SNS Reaal N.V.**
Title:	**Trading update 1e kwartaal 2007**
Comments:	

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SNS REAAL

TRADING UPDATE 1st QUARTER 2007

Utrecht, 7 May 2007

All comparisons are made between the first quarter 2007 and the first half of 2006 unless otherwise mentioned.

Key points for the first quarter:

- Continued growth in net profit for the Group, excluding the impact of the January storm
- Growth driven by SNS Property Finance's contribution and REAAL Life Insurance
- Net interest income (excluding SNS PF) higher
- SNS Bank's commission income (excluding SNS Asset Management) shows strong growth
- Lower result on investments at SNS Bank, in line with earlier statements
- REAAL Insurance's regular life premiums increase
- January 2007 storm impacts non life results
- Operating expenses for the group (excluding SNS PF) down versus second half of 2006
- Strong capital position remains unchanged

"The Board is pleased to report further good progress, considering the continued challenging environment. In contrast to ongoing pressure in the mortgage market, the first quarter of 2007 saw positive developments in the growth areas for SNS Bank, notably Savings and SME banking. SNS Property Finance delivered a strong first quarter. REAAL Verzekeringen was impacted by the January storm, but otherwise continued to perform well, especially in regular life premiums. Our ongoing efforts to improve efficiency are on track to deliver benefits throughout the Group." said Sjoerd van Keulen, chairman of the Executive Board.

SNS Bank:
SNS Bank's (excluding SNS PF) first quarter net interest income was higher than the level achieved in the first half of 2006. While prepayment penalties were substantially lower this quarter, this was more than compensated by an improved ALM result and growth in savings. Mortgage volumes were, as in the first half of 2006, below our target market share, as we searched for a balance between margins and market share. The strong growth in new customers at ASN Bank continued in the first quarter.

Net commission and management fees (excluding SAM, which since July 1 2006 has been part of the Group Activities) showed a strong increase driven primarily by securities commissions. SNS Fundcoach again achieved strong growth in the number of customers as well as in its assets under management.

The net profit of SNS Bank (excluding SNS PF) was down due to the expected drop in other income and a slightly negative result on derivatives and other financial instruments. The decline in other income was caused by significantly lower realised gains on bonds.

Operating expenses were kept under control and remained flat compared to the first half of 2006. Our efficiency programmes are on track to deliver further efficiency gains (appr. 200 FTE) towards the end of 2007. Value adjustments were in line with the second half of 2006.

SNS Property Finance delivered a good quarter on the back of encouraging revenue growth, with a healthy pipeline for the remainder of the year. The integration of the existing property finance activities of SNS Bank into SNS Property Finance is expected to be completed in the course of the year.

REAAL Insurance:
Net profit at Life Insurance was up, driven by higher regular premiums and lower operating costs. Single premiums were under pressure in the first quarter. The market share of regular life premiums was stable compared to year-end 2006. Investment income was broadly in line with the level achieved in the first half of 2006.

The non-life business saw premium income increase in spite of continuing pricing pressure. At the same time, costs have started to come down. However, the impact of the January 2007 storm, which reflects our fair market share, more than offset these positive factors.

Group Activities:
The group activities comprise the business units managed directly at holding company level, their income and expenses not being allocated to SNS Bank or REAAL Verzekeringen. These activities include SNS REAAL Invest, which has been largely dismantled, and -from 1 July 2006- SNS Asset Management.
The result of the holding company was lower than in the second half of 2006, partly due to the financing costs associated with the increased double leverage relating to the acquisition of Bouwfonds PF. The gain on the announced disposal of the remaining 40% of La Ser Lafayette Nederland will be accounted for in the second quarter of 2007.

Note: All comparisons with prior half years should be understood as comparisons to half the reported figures for the relevant half year period.

More information:
SNS REAAL Corporate Communications:
Tom Gordijn
tom.gordijn@snsreaal.nl
Tel: +31 (0) 30 291 48 77

SNS REAAL Investor Relations:

Jacob Bosscha	Ralph van't Hoff
jacob.bosscha@snsreaal.nl	ralph.vanthoff@snsreaal.nl
Tel: +31 (0) 30 291 42 46	Tel: +31 (0) 30 291 42 47

Disclaimers

Reservation concerning forward looking statements
This trading update contains forward looking statements concerning future events. Those forward looking statements are based on the current information and assumptions of the SNS REAAL management concerning known and unknown risks and uncertainties.
Forward looking statements do not relate to definite facts and are subject to risks and uncertainty. The actual results may differ considerably as a result of risks and uncertainties relating to SNS REAAL's expectations regarding such matters as the assessment of market risk or possible acquisitions, or business expansion and premium growth and investment income or cash flow predictions or, more generally, the economic climate and changes in the law and taxation.
SNS REAAL cautions that expectations are only valid on the specific dates, and accepts no responsibility for the revision or updating of any information following changes in policy, developments, expectations or the like.

This trading update has not been audited.

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Publication date:	**25 apr 07 - 17:25**
Legal name:	**SNS Reaal N.V.**
Title:	**REAAL en Ordina tekenen uitbestedingscontract**
Comments:	Utrecht, 25 april 2007 - REAAL Verzekeringen en Ordina hebben vandaag de definitieve overeenkomst getekend waarmee REAAL de administratieve verwerking van de hypothecaire leningen die zij afsluit voor derden uitbesteedt aan Ordina. Beide partijen tekenden op 15 januari 2007 een intentieverklaring. Het betreft de outsourcing van de back office activiteiten voor de hypothecaire geldleningen voor derden die ten behoeve van REAAL worden geadministreerd. De administratie van de eigen hypotheken voor bijvoorbeeld SNS Bank en BLG Hypotheken blijft SNS REAAL zelf uitvoeren. Voor REAAL betekent uitbesteding aan Ordina een solide continuering van haar werkzaamheden als innovatieve hypotheekverstrekker voor derde partijen. Het stelt REAAL in staat zich verder te richten op het verbeteren van haar producten en de propositie in de markt. Bij deze transactie zijn ruim 20 medewerkers van REAAL betrokken. Voor Ordina vormt business process ondersteuning (BPO) bij hypotheekadministraties een speerpunt. Met deze transactie verstevigt Ordina haar leidende positie als BPO dienstverlener voor bancaire backoffice business processen in Nederland. De overeenkomst heeft een looptijd van zeven jaar en een contractwaarde van circa € 25 miljoen. Meer informatie: SNS REAAL Concern Communicatie concerncommunicatie@snsreaal.nl Tel: +31 (0)30 291 4844 SNS REAAL Investor Relations investorrelations@snsreaal.nl Tel: 030 291 4247

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Date of most recent update: 31 dec 07

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SNS REAAL

REAAL and Ordina sign outsourcing agreement

Utrecht, 25 April2007 - Today REAAL Verzekeringen and Ordina signed the definitive agreement to outsource the administrative work relating to mortgage loans which it concludes for third parties. A letter of intent was signed on 15 Januari 2007.
The agreement covers the outsourcing of the back office activities for the mortgage loans for third parties which are administered on behalf of REAAL. SNS REAAL continues to administer the Group's own mortgages, for instance on behalf of SNS Bank and BLG Hypotheken.

For REAAL, outsourcing to Ordina represents the sound continuation of its activities as an innovative mortgage lender for third parties, enabling REAAL to concentrate on improving its products and its market proposition.

Some 20 employees will be affected by this transaction.

For Ordina, business process support (BPO) in regard to mortgage administration is a key aim. This deal strengthens Ordina's leading position as a BPO service provider for bank back office business processes in the Netherlands.

The contract has a seven year term and is worth around € 25 million.

For further information, please contact:
SNS REAAL Group Communication
concerncommunicatie@snsreaal.nl
Tel: +31 (0)30 291 4844

SNS REAAL Investor Relations
investorrelations@snsreaal.nl
Tel: +31 (0)30 291 4247

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Publication date:	**12 apr 07 - 08:27**
Legal name:	**SNS Reaal N.V.**
Title:	**SNS REAAL verkoopt minderheidsbelang in LSN**
Comments:	Utrecht, 12 april 2007 - SNS REAAL heeft met La Ser Lafayette Frankrijk (LSF) overeenstemming bereikt over de verkoop van haar resterende 40% minderheidsbelang in La Ser Lafayette Services Nederland B.V. (LSN), voorheen PrimeLine. Deze verkoop is een vervolg op de afstoting in 2003 van 60% in PrimeLine aan LSF waarbij de mogelijkheid tot verkoop van de overige aandelen al werd overeengekomen. LSN houdt zich vooral bezig met consumentenfinanciering via retailketens in de vorm van credit- en loyaliteitskaarten. SNS REAAL blijft actief in consumentenfinanciering, onder andere in de vorm van persoonlijke- en doorlopende kredieten. De verkoopprijs van het belang bedraagt € 36 miljoen, wat leidt tot een boekwinst voor SNS REAAL van € 14 miljoen. De transactie wordt naar verwachting eind mei afgerond. Meer informatie: SNS REAAL Concern Communicatie concerncommunicatie@snsreaal.nl Tel: 030 291 4844 SNS REAAL Investor Relations investorrelations@snsreaal.nl Tel: 030 291 4247

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Date of most recent update: 31 dec 07

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SNS REAAL

SNS REAAL sells minority interest in LSN

Utrecht, 12 April 2007 – SNS REAAL has reached agreement with La Ser Lafayette France (LSF) on the sale of its remaining 40% minority interest in La Ser Lafayette Services Nederland B.V. (LSN), formerly PrimeLine. This sale follows on from the disposal in 2003 of 60% of PrimeLine to LSF, when the possibility to sell the remaining shares was agreed. LSN is mainly engaged in consumer financing for retail chains in the form of credit and loyalty cards. SNS REAAL continues to be active in consumer financing, among other things, in the form of personal loans and standing credit.

The purchase price for the interest is € 36 million, resulting in a book profit of € 14 million for SNS REAAL.

The transaction is expected to be completed at the end of May.

For further information, please contact:
SNS REAAL Group Communication
concerncommunicatie@snsreaal.nl
Tel: +31 (0)30 291 4844

SNS REAAL Investor Relations
investorrelations@snsreaal.nl
Tel: +31 (0)30 291 4247

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The Market Abuse Act became effective on October 1, 2005. On the basis of Article 47(1) of the Act on the Supervision of the Securities Trade 1995 (Wte 1995), public companies listed on Euronext Amsterdam are required to publicize price-sensitive information through the use of, among others, a press release. On the basis of Article 47(9) of the Wte 1995, the AFM is required to maintain a public register of these press releases.

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Publication date:	**11 apr 07 - 08:26**
Legal name:	**SNS Reaal N.V.**
Title:	**Algemene vergadering van aandeelhouders SNS REAAL**
Comments:	

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SNS REAAL

Annual general meeting of shareholders of SNS REAAL

Utrecht, 11 April 2007 – The general meeting of shareholders of SNS REAAL N.V. will be held at 11:00 (CET) on 9 May 2007 in the Juliana Congreszaal of the Jaarbeurs, Croeselaan in Utrecht.

Items on the agenda will include:
- Adoption of the financial statements for the 2006 financial year;
- Distribution of dividend with stock option;
- Release from any liability of the members of the Executive Board in respect of their management in the 2006 financial year;
- Release from any liability of the members of the Supervisory Board in respect of their supervision in the 2006 financial year;
- Designation of the Executive Board as the body authorised to decide to issue shares;
- Authorisation of the Executive Board to repurchase the company's own shares;
- Amendment of the company's Articles of Association;
- Composition of the Supervisory Board.

From Thursday, 12 April 2007, the full agenda, with explanatory notes and including the draft deed of amendment of the Articles of Association, will be posted on the SNS REAAL website (www.snsreaal.nl) and can be obtained from the ABN AMRO Service Desk (telephone +31 76 5799 455) and will be made available for inspection by shareholders and others entitled to attend the meeting from the afore mentioned date at the offices of SNS REAAL N.V. (Croeselaan 1, 3521 BJ Utrecht) during office hours. These documents can be obtained free of charge. Also obtainable free of charge from these addresses will be proxy forms which can be used to authorise another person to exercise rights to attend and vote at the meeting.

Only those who are registered as shareholders of SNS REAAL N.V. on Wednesday, 18 April 2007, after all entries and deletions as at that date have been processed, will be entitled to attend and vote at the meeting. The closing date for applications to attend the meeting is Wednesday, 2 May 2007.

The Supervisory Board of SNS REAAL N.V. has decided to nominate at the meeting Messrs. H.M. van de Kar and S.C.J.J. Kortmann for reappointment as members of the Supervisory Board of SNS REAAL N.V., subject to the condition precedent that the general meeting of shareholders does not exercise its right to recommend persons for nomination as members of the Supervisory Board.

For further information:
SNS REAAL Corporate Communications
concerncommunicatie@snsreaal.nl
Tel: +31 30 291 4844

SNS REAAL Investor Relations
investorrelations@snsreaal.nl
Tel: +31 (0) 30 291 4247

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Publication date:	**14 mrt 07 - 14:25**
Legal name:	**SNS Reaal N.V.**
Title:	**Resultaten SNS REAAL**
Comments:	Utrecht, 14 maart 2007. - In de mediacoverage over de resultatren 2006 van SNS REAAL wordt Sjoerd van Keulen, voorzitter van de Raad van Bestuur geciteerd, zeggende dat een grote acquisitie mogelijk dit jaar zal plaatsvinden. Tijdens een conference call vandaag is gezegd dat de onderneming waarschijnlijk dit jaar een acquisitie zal aankondigen omdat er constant wordt gezocht naar goede mogelijkheden in de bank- en verzekeringssector. Er is geen indicatie gegeven van de omvang van een mogelijke acquisitie. More information: SNS REAAL Corporate Communications concerncommunicatie@snsreaal.nl Tel: +31 (0) 30 291 4844

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SNS REAAL

SNS REAAL results

Utrecht, 14 March 2007. - In the media coverage of the 2006 SNS REAAL results chairman Sjoerd van Keulen is quoted as saying that a big acquisition is likely to take place this year.

During a conference call today it was said that the company is likely to announce an acquisition this year as it is constantly seeking for opportunities in the banking and insurance market. No indications were given about the size of a possible acquisition.

More information:
SNS REAAL Corporate Communications
concerncommunicatie@snsreaal.nl
Tel: +31 (0) 30 291 4844

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The Market Abuse Act became effective on October 1, 2005. On the basis of Article 47(1) of the Act on the Supervision of the Securities Trade 1995 (Wte 1995), public companies listed on Euronext Amsterdam are required to publicize price-sensitive Information through the use of, among others, a press release. On the basis of Article 47(9) of the Wte 1995, the AFM is required to maintain a public register of these press releases.

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Publication date:	**14 mrt 07 - 10:47**
Legal name:	**SNS Reaal N.V.**
Title:	**Persbericht SNS REAAL 2006**
Comments:	Ivm storing op AFM site om 07.58 gemaild aan melden.en.registreren@afm.nl

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Date of most recent update: 31 dec 07

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SNS REAAL

Press release

PERSBERICHT

Utrecht, 14 March 2007

SNS REAAL net profit up 14.9% to € 371 million.

Highlights 2006

- Earnings per share up 6.5% to € 1.65.
- Operating profit before taxation up to € 459 million (+10.3%).
- Net interest income SNS Bank stabilises in 2nd half year, down 4.7% on 2005.
- Return on equity at 12.7% above target.
- Capital position and solvency remain strong.
- Total dividend € 0.71 per share, 45% of net profit paid out.
- Implementation of strategy has further strengthened the basis for growth.

Contents

Contact details

Corporate communication
T +31 30 291 48 71
E concerncommunicatie@snsreaal.nl

Investor Relations
T +31 30 291 42 46
E investorrelations@snsreaal.nl

Sjoerd van Keulen, chairman of the Executive Board:

Net profit growth of almost 15% is a good result given the still challenging market conditions. Earnings per share increased by 6.5%. Return on equity exceeded the target of 12.5%. Our capital base remains strong and offers a good position from which to effect further acquisitions.

On the mortgage market, extremely fierce price competition, a shrinking mortgage refinancing market and a flat yield curve caused interest income to decline. In the first half year, our market share fell to 7.6%. Thanks to new, innovative products, improved distribution and increased retention in the existing portfolio, we increased our market share in the second half of the year to 8.0% (8.3% at year-end 2005). The reduced interest income was partly offset by an increase in mortgage volume (especially in the second half year), better margins on a growing savings portfolio and higher margins on our SME activities. New, appealing savings products and ASN Bank's strong growth boosted the savings portfolio from € 12.3 billion to € 13.7 billion (+11%), and drove up our share of the savings market to 6.3%. SNS Bank's investment products also did well. SNS Fundcoach, an internet provider of amongst others international investment funds, has become a success formula. Funds invested rose to € 589 million (+97.7%).

We maintained our market position as one of the larger players in the life insurance market. Income from regular premium payments increased by 7.6% and single premium income was up by 10.4%. Our market share in individual life insurance was down slightly from 15.2% to 14.7%. The value of new business expanded by 33.3% to € 20 million. The non-life market slumped, putting premiums under pressure. In spite of this, net profit of the non-life insurance activities increased in the second half. The integration of Nieuwe Hollandse Lloyd, acquired in 2005, went well and helped to strengthen our market position.

Key figures

In € millions	[illegible]	2005	[illegible]	2nd half year 2006	[illegible]
[illegible]					
Total income	3,567	3,480	2.5%	1,788	1,779
Total expenses	3,108	3,064	1.4%	1,570	1,538
Operating profit before taxation	459	416	10.3%	218	241
Taxation	88	93	(5.4%)	33	55
Net profit for the period	371	323	14.9%	185	186
[illegible]					
Total assets	79,742	68,088	17.1%	79,742	69,996
Investments	10,626	9,953	6.8%	10,626	9,688
Investments for insurance contracts on behalf of policyholders	3,955	3,426	15.4%	3,955	3,608
Loans and advances to customers	56,700	46,143	22.9%	56,700	46,611
Group equity	3,200	2,528	26.6%	3,200	2,920
Savings	13,678	12,333	10.9%	13,678	13,555
Technical provisions insurance operations	13,283	12,658	4.9%	13,283	13,021
Ratios					
Return shareholders' equity (ROE)	12.7%*	14.1%		12.1%	13.2%
BIS ratio	11.2%	11.9%		11.2%	11.8%
Tier 1 ratio	8.2%	8.7%		8.2%	8.6%
Solvency Life operations	236%	233%		236%	215%
Solvency Non-Life operations	279%	275%		279%	261%
Earnings per share (€)	1.65	1.55	6.5%	0.78	0.87
Diluted earnings per share (€)	1.65	1.55	6.5%	0.78	0.87
Number of shares outstanding at end of period	234,761,284	208,801,030		234,761,284	233,297,240
Weighted average number of outstanding shares	224,564,046	208,801,030		234,212,268	214,755,910

[illegible]

Listing

The listing on 18 May gave us greater strategic and financial flexibility and enhanced our profile on the market. The increased attention heightened awareness of our company, brands and products, reinforcing our reputation as an attractive employer.

Dividend and AGM

The Executive Board will propose a total dividend for 2006 of € 0.71 per share. Since an interim dividend of € 0.32 was paid in September 2006, the proposed final dividend is € 0.39. Shareholders can choose to take the full dividend in cash, charged to net profit, or fully in shares charged to the share premium reserve. On 11 May 2007 the share will be quoted ex-dividend, and the dividend will become payable on 6 June 2007.

The dividend proposal will be submitted to the Annual General Meeting of Shareholders (AGM) on 9 May 2007.

Earnings per share

SNS REAAL aims at a minimum of 10% growth in earnings per share. The growth target is based on both organic and non-organic growth. In 2006, earnings per share increased from € 1.55 to € 1.65 (+6.5%).

Report by the Supervisory Board

The terms of office of Messrs H.M. van de Kar, S.C.J.J. Kortmann and J. den Hoed as members of the Supervisory Board of SNS REAAL N.V. are scheduled to expire in May 2007. The Supervisory Board intends to propose Messrs Van de Kar and Kortmann for reappointment as supervisory directors at the AGM of 9 May 2007.

At the AGM of 9 May, the Supervisory Board will table a proposal for the amendment of the remuneration policy applicable to the members of the Executive Board. The main element is a proposal concerning the long-term bonus scheme. For details, see the SNS REAAL N.V. annual report 2006, in the chapter on Corporate Governance, under remuneration report.

New targets for return and efficiency for the coming years

As a result of the acquisition of Bouwfonds Property Finance, the targets set for the period up to 2006 have been revised.

The targets applicable as from 1 January 2007 are indicated below.

Return:
- Growth in net earnings per share averaging 10% per year, for the 2006 to 2009 period, including acquisitions funded with existing capital.
- Return on equity averaging 15% per year after tax.

Efficiency:
- Efficiency ratio for SNS Bank of 55% by the end of 2009.
- Operating cost/premium ratio for REAAL Verzekeringen of 13% by the end of 2009.
- Combined ratio for Non-Life insurance operations of 97% by the end of 2009.

The targets for solvency are unchanged.

Outlook for 2007

Economic developments will support a favourable climate for savings and investment. SNS REAAL expects products in the sphere of savings, investment, property finance, pensions, occupational disability insurance and SME non-life insurance to show a prosperous development. On the other hand, conditions remain challenging on the mortgage and individual life markets. Going by current information, there will be no significant change in the interest rate climate and the yield curve.

Important dates 2007

Registration date for the Annual General Meeting	18 April
Trading update 1st quarter 2007	7 May
Annual General Meeting of Shareholders	9 May
Ex-dividend date	11 May
2006 final dividend payment date	6 June
Publication half-year figures 2007	16 August
Trading update 3rd quarter 2007	15 November

Report by the chairman

[illegible]

Good [illegible] growth

Our net profit grew by 14.9% to reach € 371 million. The lower income from our mortgage activities was offset by the result from investments for own account and risk, savings and investment products, and higher net premiums. Acquisitions and the expansion of our existing activities have both strengthened our basis for further growth. In mortgages, our distribution strength was reinforced by closer links with purchasing consortia and mortgage chains. Our successful savings products and the success formula SNS Fundcoach generated strong growth in the number of customers. With the launch of a complete line in occupational disability insurance products, we are offering intermediaries a more comprehensive range for the SME market. SNS Bank's presence in the Randstad area was expanded by the opening of five new branches.

Acquisitions strengthen position in property finance and distribution power

With Bouwfonds Property Finance we have acquired one of the major players in property finance in the Netherlands. With effect from 1 December 2006, the activities have been consolidated, and are continuing under the name SNS Property Finance. They will be amalgamated with our existing property finance activities. At the end of 2006 the SNS Property Finance loan portfolio stood at € 8.8 billion. This comprises 64% investment finance (Netherlands only) and 36% project finance (both in the Netherlands and abroad). 77% of the loans are granted in the Netherlands, and 23% internationally. This acquisition reinforces our market position in SMEs and reduces our dependence on the mortgage market.

With the planned acquisition of Regio Bank we shall strengthen our existing franchise banking activities. In the Randstad area, a key growth market for SNS REAAL, this planned acquisition will boost our presence by adding around 55 branches. The new combination of CVB Bank and Regio Bank, which will be operating under the name of SNS Regio Bank, will have a leading franchise position in the field of banking products in the Netherlands, with the ability to achieve substantial cost synergies. The mortgage and savings portfolios of SNS Regio Bank will total € 5.3 billion and € 4.7 billion respectively.

Innovation and focus

Changes in competition, rules and regulations, customer requirements and trends are creating increasingly turbulent conditions in our markets, demanding alertness, speed and flexibility. With our clear focus on core products and customer groups, and our customer-focused, efficient organisation and systems, we are establishing a clear position, distinct from larger market players, with innovative, appealing products and a short time-to-market. This is reflected in the introduction of the 'budget mortgage', the first basic mortgage giving customers freedom to purchase only those options they really need, and innovative services such as Live@dvies via the internet, and a talking digital bank card, the digipas, for the visually impaired. This type of innovation contributes to growth in customer numbers and improves our brand awareness and market reputation.

Moderate risk profile

By focusing on banking and insurance products for retail and SME customers, SNS REAAL has a moderate risk profile. We pay close attention to cost control, efficient use of capital, a strict pricing policy and risk management. The activities of Bouwfonds Property Finance mean a higher risk profile, but that is balanced by higher margins and diversification benefits.

Key aims for 2007

SNS REAAL made significant progress in 2006 in the implementation of its strategy. We aim to become the favourite bank and insurer of many more retail and SME customers. We will therefore continue on our chosen path. The most important objectives for 2007 are: to strengthen our core brands, to achieve growth in the SME market, to strengthen distribution capability and to further improve efficiency. Over the coming years, we will be focusing on expanding the customer base, including in the SME market. The activities of SNS Property Finance are a major asset here. But we also aim at growth on the SME market through other bank products, pensions, occupational disability insurance products and non-life insurance products. We aim to achieve this growth both through our existing activities and through acquisitions.

Chairman of the Executive Board,
Sjoerd van Keulen

SNS REAAL

In € millions	[illegible]	2005	[illegible]	2nd half year 2006	[illegible]
Net interest income banking operations	567	595	(4.7%)	295	272
Net commission and management fees	120	114	5.3%	57	63
Other income	81	56	44.6%	30	51
Total income banking operations	768	765	0.4%	382	386
Net premium income	1,958	1,745	12.2%	886	1,072
Result on investments	576	545	5.7%	274	302
Result on investments for insurance contracts on behalf of policyholders	215	394	(45.4%)	225	(10)
Result on derivatives and other financial instruments	(9)	(2)	(350.0%)	(6)	(3)
Other income	55	50	10.0%	29	26
Total income insurance operations	2,795	2,732	2.3%	1,408	1,387
Other income and eliminations	4	(17)	123.5%	(2)	6
Total income	3,567	3,480	2.5%	1,788	1,779
Technical expenses on insurance contracts	2,054	2,095	(2.0%)	1,048	1,006
Acquisition costs for insurance operations	218	167	30.5%	100	118
Value adjustments to financial instruments and other assets	35	60	(41.7%)	19	16
Staff costs	503	443	13.5%	252	251
Other expenses	298	299	(0.3%)	151	147
Total expenses	3,108	3,064	1.4%	1,570	1,538
Operating profit before taxation	459	416	10.3%	218	241
Taxation	88	93	(5.4%)	33	55
Net profit for the period	371	323	14.9%	185	186
Net profit banking operations	214	204	4.9%	102	112
Net profit insurance operations	170	140	21.4%	92	78
Net profit group activities	(13)	(21)	38.1%	(9)	(4)
Earnings per share (€)	1.65	1.55	6.5%	0.78	0.87
Diluted earnings per share (€)	1.65	1.55	6.5%	0.78	0.87
Total assets	79,742	68,088	17.1%	79,742	69,996
Group equity	3,200	2,528	26.6%	3,200	2,920
Ratios					
Return on shareholders' equity	12.7%[1]	14.1%		12.1%	13.2%
Double Leverage	107.8%	105.3%		107.8%	86.7%
Average number of employees (FTE)	5,609	5,336	5.1%	5,641	5,473
SNS Bank:					
Efficiency ratio	62.6%	59.8%		65.4%	59.8%
BIS ratio	11.2%	11.9%		11.2%	11.8%
Tier 1 ratio	8.2%	8.7%		8.2%	8.6%
REAAL Verzekeringen:					
New annual premium equivalent (in € millions)	196	176[2]	11.4%	93	103
Operating cost/premium ratio	13.8%	13.5%		14.6%	13.1%
Solvency Life operations	236%	231%		236%	215%
Solvency Non-Life operations	279%	275%		279%	261%

1 ROE has been calculated with weighting the share issue of May
2 New annual premium equivalent 2005 adjusted for IFRS standards

Highlights

SNS REAAL's net profit grew by €48 million from €323 million to €371 million (+14.9%). The operating profit before taxation increased to €459 million (+10.3%). This increase was due to higher total income of €3,567 million (+2.5%), against an increase in total expenses to €3,108 million (+1.4%).

Net profit SNS REAAL


€ millions
400
350
300
250
200
150
100
50
0
2002
2003
2004
2005
2006
Net profit SNS REAAL

The results of SNS Bank and REAAL Verzekeringen are the principal components of SNS REAAL's results. At SNS Bank, net profit grew from €204 million to €214 million (+4.9%). Net profit of REAAL Verzekeringen increased to €170 million (+21.4%). In group activities, net profit improved to –€13 million.

Before allocation of the net profit on group activities, 56% of the net profit comes from SNS Bank and 44% from REAAL Verzekeringen. In view of the 21.4% increase in the net profit of REAAL Verzekeringen, the share in the total net profit of SNS REAAL has risen.

The results of SNS Property Finance have been consolidated in the results of SNS Bank since 1 December 2006. The existing property finance activities of SNS Bank will be transferred to SNS Property Finance in 2007. For December, the net profit of SNS Property Finance came to €6 million after the effect of the amortisation of intangible assets as a result of a purchase price allocation under IFRS and more expensive funding. On a pro forma basis, the net profit of SNS Property Finance would have come to €94 million for 2006 as a whole. In the notes below, the figures include the consolidation of SNS Property Finance.

At REAAL Verzekeringen, Nieuwe Hollandse Lloyd was included for the first full year. This acquisition took place at the end of the third quarter of 2005. Our share in Route Mobiel was increased from 40% to 100% in mid June 2006, and the results of Route Mobiel were consolidated in REAAL Verzekeringen from that date onwards.

Composition of Net profit 2006 (excluding group activities)


44%
56%
SNS Bank
REAAL Verzekeringen

Composition of income SNS REAAL


€ millions
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2002
2003
2004
2005
2006
Net commission and other income
Net interest income banking operations
Result on investments
Net premium income

SNS REAAL's total income grew by €87 million to €3,567 million (+2.5%). Income for own account was up by €266 million to €3,352 million (+8.6%).

SNS Bank's total income remained more or less steady. The decline in net interest income and the results on derivatives were offset by higher commission income and higher results on the sale of investments.

The total income of REAAL Verzekeringen increased by €63 million to €2,795 million (+2.3%). Total income for own account was 10.4% up at €2,580 million. Net premium income grew by 12.2% to €1,958 million, and investment income for own account was 5.7% up at €576 million.

[illegible]

SNS REAAL's total expenses rose by €44 million to €3,108 million (+1.4%).

Composition of expenses SNS REAAL



€ million
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2002
2003
2004
2005
2006
Other expenses
Acquisition costs for insurance operations
Staff costs
Value adjustments to financial instruments and other assets
Technical expenses on insurance contracts

SNS Bank's total expenses were €10 million higher at €517 million (+2.0%). Staff costs increased by €25 million, the main factors being projects relating to legislation and compliance, projects to improve efficiency in the fourth quarter. The cost increases were partly offset by lower value adjustments on financial instruments and other assets (–€14 million).

The total expenses of REAAL Verzekeringen increased by €24 million to €2,562 million (+0.9%). This increase was due mainly to higher acquisition costs (+€52 million) and higher staff costs (+€19 million), as well as a €41 million decline in technical expenses. The increased acquisition costs are related to higher net premium income, the consolidation of NHL and a second annual increment in amortisation costs as a result of the capitalisation of internal acquisition costs introduced in 2005. The increase in staff costs was mainly due to the consolidation of NHL and costs relating to issues in the field of legislation. Technical expenses for own account were up by €78 million to €1,391 million (+5.9%). This increase can be accounted for by higher net premium income and the consolidation of NHL including the earn-out expense following from this acquisition. The technical expenses on contracts on behalf of policyholders witnessed a fall of €119 million to €663 million (–15.2%). This decline was caused by lower investment results on these contracts.

[illegible]

The group activities comprise the business units managed directly by SNS REAAL at holding company level, their income and expenses not being allocated to SNS Bank or REAAL Verzekeringen. These activities include SNS REAAL Invest, which has been largely dismantled, and – from 1 July 2006 – SNS Asset Management, managed directly by the Executive Board. The net result of SNS Asset Management for the first half of 2006 is included in the result of SNS Bank.

The result of group activities including consolidation adjustments improved by 38.1% to –€13 million net. The result was boosted (+€14 million) by the income on the cash flows from the listing and the release of provisions at SNS REAAL Invest. Higher costs due to projects relating to strategy and legislation and higher financing costs for the business units had a negative impact (–€9 million). SNS Asset Management achieved a positive net result in the second half of 2006. Assets under management grew by €2.1 billion to €16.4 billion (+14.7%).

Earnings per share

Earnings per share increased to €1.65 (+6.5%). For the second half of 2006, earnings per share came to €0.78, up by €0.01 (+1.3%) against the second half of 2005. Earnings per share for the second half of 2006 were down by €0.09 (–10.3%) against the first half year. On the other hand, the weighted average number of outstanding shares increased in the second half year to 234,212,268 (+9%). The new shares are fully taken into account for the purpose of calculating earnings per share from the date of issuance of the new shares. The diluted earnings per share also totalled €1.65.

Return on equity

The return on equity (ROE) of SNS REAAL, calculated by weighting the share issue at 8/12 year, came to 12.7% (2005: 14.1%), which was above the target of 12.5%. The return on equity was lowered by the May share issue, while the acquisition of Bouwfonds Property Finance, funded partly by the proceeds from the share issue, was not completed until 1 December 2006.

Tax rate

For 2006, the tax burden came to 19.2% (2005: 22.4%). The



18
16
14
12
10
8
6
4
2
0
2002
2003
2004
2005
2006
Return on shareholders' equity SNS REAAL

reduction in the tax rate was due to the decrease in the nominal rate of corporation tax, cut from 31.5% to 29.6%. Recalculation of deferred taxation, on account of the further cut in the nominal rate to 25.5% from 1 January 2007, also contributed to reducing the tax burden. For all of SNS REAAL the total impact amounted to €15 million.

For SNS Bank, the effective tax rate was 14.7% (2005: 20.9%). The use of structured finance deals and recalculation of the net deferred tax liability (€9 million) following the cut in the corporation tax rate brought the effective tax rate down. For REAAL Verzekeringen the effective tax rate was 27.0% and was positively affected by the recalculation of deferred taxation totalling €7 million.

Result for the 2nd half of 2006 compared to the 1st half of 2006

In the second half of 2006, SNS REAAL's total income was €1,788 million, roughly equalling the total income of €1,779 million in the first half of 2006. For SNS Bank, total income in the second half was slightly lower than in the first half year. For REAAL Verzekeringen, the opposite applied.

At SNS Bank, net interest income amounting to €295 million was 8.5% higher than in the first half of 2006. This was due partly to the consolidation of SNS Property Finance from 1 December 2006 (+€16 million). In addition, mortgage and savings volumes were higher, the margins on savings products and SME activities improved and the ALM result improved in the second half of 2006. At the same time, penalty interest continued to decline. Banking commission income was down in the second half year because SNS Asset Management was placed under the direct management of the Group. Without that effect, commission income would have risen in the second half. Increased investment transactions on the part of SNS Bank customers led to higher securities commission and management fee income from funds in the second half of the year. At €33 million, the result on investments was in line with the first half of 2006. Other income was lower due to limited negative results on derivatives in the second half year.

In the second half year, costs were driven up by addition to the provision for reorganisation and higher compliance costs. Value adjustments increased by €6 million to €21 million as a result of larger foreclosure shortfalls and speedier execution. Taxes were down sharply partly owing to revaluation of the net deferred tax liabilities reflecting the corporate tax cuts.

The decline in REAAL Verzekeringen's net premium income in the second half year from €1,072 million to €886 million was due to a fall in single premiums by €83 million to €281 million. Non-life premiums also declined by €53 million to €179 million in the second half year, the main reason being that a large part of the portfolio has a 1 January renewal date. The same is true for semi-group business; here too, most of the premiums are received in the first half year. The result on investments for own account was down by €28 million in the second half year because sales results were mainly realised in the first half. At €29 million, other income was slightly higher in the second half year than the €26 million for the first half year. This item mainly comprises management fee income, initial commission on mortgage arrangements and commission from reinsurers.

Investments for the own account and risk of policyholders increased from a negative value of €10 million in the first half year to €225 million in the second half, particularly as a result of higher share prices. These investments are recorded at fair value, with all changes taken direct to the income statement. The portfolio consists of investments in fixed-income securities, equities and property. Higher technical expenses came to a corresponding amount. Technical expenses in Life operations were lower in the second half of the year due to the lower single premiums. In the second half year, an adjustment to the amortisation period of capitalised interest rate rebates to actuarial amortisation also resulted in a lower technical expense of €11 million. After this adjustment, all interest rate rebates are amortised on an actuarial basis, creating a optimal match between income and expenses.

Staff costs and other operating expenses were at a comparable level in both six-month periods. Interest expenses were lower in the second half year as a result of lower intra-group financing costs.

Balance sheet

SNS REAAL's total assets increased from €68.1 billion to €79.7 billion (+17.1%). The acquisition of Bouwfonds Property Finance boosted the total assets by around €9 billion at the end of 2006. The largest increase in the total assets concerned the item loans and advances to customers, up by €10.6 billion. This was mainly due to an increase in property finance to €8.8 billion owing to the acquisition of Bouwfonds Property Finance. The Mortgages item was up by €2.3 bil-

lion. Here, portfolio growth amounted to €2.7 billion, while market value adjustments resulting from hedge accounting under IFRS led to a slight fall in the mortgages item on the balance sheet (–€0.4 billion).

Investments for own account grew by €0.7 billion to €10.6 billion (+6.8%). The main reason was an increase in the portfolio of bonds available for sale. Investments for insurance contracts on behalf of policyholders were up by €0.5 billion (+15.4%). Apart from the €1.3 billion increase in savings, most of the total assets growth was financed by the issue of debt certificates (+€5.6 billion) and private loans via credit institutions (+€4.1 billion). This partly resulted from the consolidation of SNS Property Finance. The main contributors to the €1.3 billion savings growth were the SNS SpaarMix and ASN Ideaalsparen products. The technical provision insurance operations increased by €0.6 billion to €13.3 billion as a result of the expansion in new insurance product business.

· ·

The SNS REAAL group equity was €672 million higher at €3.2 billion (+26.6%). This increase was due to the proceeds of the listing (€404 million after deduction of expenses) and the net profit for 2006 of €371 million. Conversely, there was a decline of €52 million caused by payment of the interim dividend and a net fall of €51 million consisting mainly of unrealised revaluations of investments and cash flow hedges as a result of market developments and the realised sales of investments. The capital base increased by €720 million to €4.9 billion, while subordinated loans were €48 million higher at €1,366 million.

The capital base of SNS Bank grew from €2.6 billion to €3.5 billion. Owing to the acquisition of Bouwfonds Property Finance, SNS REAAL gave the capital of SNS Bank a €600 million boost by means of a paid-in share premium. In addition,


€ millions
Retained earnings
Reserves
Share premium
Issued share capital
2002
2003
2004
2005
2006

in the second half of the year the capital base was further reinforced by raising subordinated loans. The Tier 1 capital increased from €1.8 billion to €2.3 billion and the increased subordinated capital augmented the total qualifying capital from €2.4 billion to €3.2 billion.

The capital base of REAAL Verzekeringen grew from €1.3 billion to €1.4 billion. The 2006 net profit of €170 million was offset by a dividend of €54 million paid to SNS REAAL and a net decline of €2 million in unrealised revaluations of investments for own account and risk, and cash flow hedges. The subordinated loans were down by €7 million.

The double leverage, expressing the ratio between the net asset value of the associated companies and subsidiaries and the SNS REAAL shareholders' equity, increased from 105.3% to 107.8%. While the shareholders' equity was amplified by the proceeds from the listing and the 2006 net profit, the

Solvency leve's SNS Bank


%
2002
2003
2004
2005
2006
BIS ratio
Tier 1 ratio
Core Capital ratio
Financial target BIS ratio (11.0%)
Financial target Tier 1 ratio (8.0%)
Financial target Core Capital ratio (6.0%)

Solvency levels REAAL Verzekeringen


%
2002
2003
2004
2005
2006
Non-life
Life
Financial target Solvency Non-life (200%)
Financial target Solvency Life (150%)

value of associated companies and subsidiaries increased, mainly because of a share premium of €600 million paid in to SNS Bank by SNS REAAL and the 2006 net profit generated by associated companies and subsidiaries (minus dividends paid out).

The solvency of SNS Bank decreased slightly, though it remains strong. The slight fall was due to the increase in the risk-weighted assets of SNS Property Finance. The total risk-weighted assets amounted to €28,454 million (2005: €20,175 million). The Tier 1 ratio was 8.2% (2005: 8.7%), the BIS ratio 11.2% (2005: 11.9%) and the Core Capital ratio was 7.4% (2005: 6.9%).

The solvency of REAAL Verzekeringen was slightly higher in both the Life and the Non-Life business. In Life, solvency increased to 236% and in Non-Life to 279%.

SNS Bank

In € millions	[illegible]	2005	[illegible]	2nd half year 2006	[illegible]
Net interest income banking operations	567	595	(4.7%)	295	272
Net commission and management fees	120	114	5.3%	57	63
Result on investments	67	26	157.7%	33	34
Result on derivatives and other financial instruments	15	33	(54.5%)	(2)	17
Other operating income	(1)	(3)	66.7%	(1)	—
Total income	**768**	**765**	**0.4%**	**382**	**386**
Value adjustments to financial instruments and other assets	36	50	(28.0%)	21	15
Staff costs	283	258	9.7%	146	137
Depreciation and amortisation of tangible and intangible fixed assets	25	27	(7.4%)	12	13
Other operating expenses	173	172	0.6%	92	81
Total expenses	**517**	**507**	**2.0%**	**271**	**246**
Operating profit before taxation	**251**	**258**	**(2.7%)**	**111**	**140**
Taxation	37	54	(31.5%)	9	28
Net profit for the period	**214**	**204**	**4.9%**	**102**	**112**
Ratios					
Return on shareholders' equity	14.1%[1]	14.9%		13.1%	15.1%
Efficiency ratio	62.6%	59.8%		65.4%	59.8%
BIS ratio	11.2%	11.9%		11.2%	11.8%
Tier 1 ratio	8.2%	8.7%		8.2%	8.6%
Core Capital ratio	7.4%	6.9%		7.4%	6.8%

1) ROE has been calculated with weighting [illegible]

Highlights

- Net interest income 8.5% higher in the second half year, 4.7% down for 2006 as a whole.
- Commission income increases to € 120 million (+ 5.3%).
- Share of mortgage market up from 7.6% in the first half year to 8.0% in the second half (2005: 8.3%).
- Return on equity of 14.1%, well above the target of 12.5%.
- Positive contribution to profits by SNS Property Finance.

Result

The results of SNS Property Finance have been consolidated in the SNS Bank results from 1 December 2006. The existing property finance portfolio by SNS Bank will be transferred to SNS Property Finance in 2007. In December 2006, the total income of SNS Property Finance came to € 15 million and the total expenses € 6 million. The net profit of SNS Property Finance came to € 7 million in December, and € 6 million after purchase price accounting and more expensive funding. On the basis of the pro-forma figures of SNS Property Finance as shown at the end of this section, the 2006 result came to € 94 million against € 84 million for 2005 (+ 11.9%).

In the subsequent notes the figures include the consolidation of SNS Property Finance.

In 2006, the net profit of SNS Bank grew from € 204 million to € 214 million (+ 4.9%), including € 6 million from SNS Property Finance. Total income was up from € 765 million to € 768 million (+ 0.4%). The contribution from SNS Property Finance, higher net commission income, and the results of investment sales compensated for the fall in interest income and the results on derivatives and other financial instruments. Total expenses increased from € 507 million to € 517 million (+ 2.0%).

Staff costs were up by € 25 million, mainly as a result of projects relating to legislation and compliance, projects to improve efficiency and the consolidation of SNS Property Finance. The higher costs were partly offset by lower value adjustments to financial instruments (−€ 14 million). The tax item was down as a result of a partial release of past deferred tax liabilities owing to the adjustment of the corporation tax rate in 2007.


€ millions
250
200
150
100
50
0
2002
2003
2004
2005
2006
Net profit SNS Bank

The return on equity (ROE) came to 14.1% in 2006 (2005: 14.9%). Excluding SNS Property Finance and the effect of the capital increase of that acquisition, the ROE would have been 14.2%, also well above the long-term target of 12.5%.

Efficiency ratio SNS Bank


2002
2003
2004
2005
2006
Efficiency ratio SNS Bank

The efficiency ratio increased from 59.8% to 62.6%. The rise was due mainly to lower income as a result of the lower net interest income, and higher staff costs caused by projects relating to legislation and compliance as well as efficiency.

Composition of income at SNS Bank

The share of net interest income in total income was down slightly from 78% to 74%.

Net interest income

In 2006, net interest income declined from € 595 million to € 567 million (−4.7%). This fall was due mainly to lower income from ALM results due to a rise in the short-term interest rate combined with a further flattening of the yield curve. During 2006, the interest rate position was shortened further, reducing SNS Bank's sensitivity to future increases in the short-term interest rate. The adjustment of the interest rate position brought an improvement in the ALM results in the second half of the year compared to the first half.

Commercial interest income remained stable. Competition on the mortgage market caused a structural decline in the margin on new mortgage business, thus reducing the net interest income. This was offset by expansion of the mortgage volume in the second half year, which boosted our market share from 7.6% in the first half year to 8.0% in the second half, and an improvement in the margins on savings business.

The movement in interest rates caused the mortgage refinancing market to contract during the year. Gross income from penalty interest therefore declined from € 90 million to € 53 million (−41.1%). In the second half of the year, penalty interest income totalled € 17 million, with a downward trend during that period.

In a fiercely competitive mortgage market, SNS Bank aimed to achieve a sound balance between margin and volume, so that its market share dropped slightly from 8.3% to 8.0%. The innovative SNS Budgethypotheek and strengthening of distribution, e.g. by stepping up the links with purchasing consortia, made a contribution here. In the existing mortgage portfolio, retention improved in the second half of the year. Our share of the savings market grew from 6.0% to 6.3%, mainly as a result of the successful products SNS SpaarMix, ASN Optimaalrekening, ASN Ideaalsparen and CVB SpaarPlus.

The SNS Bank mortgage portfolio including SME mortgages grew from € 42.6 billion to € 44.9 billion (+5.6%). All labels

Composition of income SNS Bank


€ millions
1,000
750
500
250
0
2005
2006
Other income
Net commission and management fees
Net interest income banking operations

(SNS Bank, BLG Hypotheken and CVB Bank) made a positive contribution to growth. The Dutch mortgage market expanded from €500 billion to €540 billion (+7.4%). The savings entrusted to SNS Bank were up from €12.3 billion to €13.7 billion (+10.9%). The Dutch savings market grew from €211 billion to €220 billion (+4.3%).

The SME loan portfolio produced organic growth of €0.4 billion from €2.6 billion to €3.0 billion. Including the SNS Property Finance loan portfolio, which totalled €8.8 billion at the end of 2006, the total SME loan portfolio came to €11.8 billion at the end of 2006. The property finance market requires specialist expertise and has a higher risk profile, hampering market access for new suppliers and permitting better commercial margins than on the mortgage market.

Net commission and management fees

Commission and management fees were up from €114 million to €120 million (+5.3%). Excluding the activities of SNS Asset Management, which were transferred to the group activities from 1 July 2006, growth came to 13%. That transfer caused the commission and management fees to decline by €7 million in the second half of 2006.

Securities commission was boosted by our customers' increased activities on the stock market. The number of active SNS Fundcoach customers was up from 9,700 to 18,200 (+87.6%), resulting in more securities trading and management fees. The market value of the assets invested at SNS Fundcoach grew from €298 million to €589 million (+97.7%). The management fees for the SNS Bank and ASN Bank house funds also increased. SNS Securities made a larger contribution to commission, particularly as a result of the securities consultancy and asset management activities taken over from Van der Hoop in 2006, and the expansion in activities relating to equities. The commission earned by SNS Assurantiën, SNS Bank's independent insurance consultancy, increased sharply, taking into account the modest scale.

Result on investments

The result on investments surged from €26 million to €67 million (+157.7%) owing to the gains realised on bond sales. In view of the size of the revaluation reserve at the end of 2006, the yield curve and the interest rate climate, the results on investments will be substantially lower in the future.

Result on derivatives and other financial instruments

The result on derivatives and other financial instruments dropped from €33 million to €15 million (−54.5%). This item was lower due to lower market value changes under IFRS.

The cost of value adjustments to financial instruments and other assets declined from €50 million to €36 million (−28.0%). In particular, the improvement in credit risk management and the more favourable economic climate resulted in a lower allocation to value adjustments for the SME business. The allocations relating to the private mortgage business exceeded last year's figure, mainly because of more stringent procedures for non-performing loans and higher shortfalls on foreclosure and speedier execution.

Staff costs

Staff costs were up from €258 million to €283 million (+9.7%). The number of employees increased by 151 to 3,272 FTEs. Excluding SNS Property Finance, the number of FTEs came to 3,035 at the end of 2006 (2005: 3,121). This led to higher permanent staff costs. In addition, €3 million was added to the reorganisation provision. Temporary staff costs increased sharply as a direct result of more temporary workers being hired in the fourth quarter in carry out projects, particularly in connection with legislation (customer identification, implementation of Basel II) and efficiency. The cost reductions (approx. 200 FTEs) resulting from the STP projects and the reorganisation of the SME business in the second half of 2007 are likely to produce the anticipated savings on expenses.

Depreciation of tangible assets and amortisation of intangible assets

Depreciation decreased from €27 million to €25 million (−7.4%), primarily due to the disposal of some properties.

Other operating expenses

Other operating expenses showed a fractional increase from €172 million to €173 million (+0.6%). Lower IT and accommodation costs were offset by increased marketing costs, required mainly for projects concerning legislation and efficiency.

Pro-forma figures for SNS Property Finance

For comparison, we have included pro-forma figures for SNS Property Finance for the years 2005 and 2006. In 2007, the property finance activities that are recorded at SNS Bank, will be transferred to SNS Property Finance.

These pro-forma figures are based on the accounting policies of ABN AMRO Bouwfonds N.V., the former parent company of SNS Property Finance, and do not take into account the effects of purchase price accounting and more expensive funding. For pensions and associates (including joint ventures), the data available are not yet sufficient to permit calculations on the basis of the SNS REAAL accounting policies.

In € millions	[illegible]	Pro-forma 2005	[illegible]	Pro-forma December 2006	[illegible]
Total income	199	185	7.6%	17	15
Total expenses	66	60	10.0%	6	6
Operating profit before taxation	133	125	6.4%	11	9
Taxation	39	41	(4.9%)	4	3
Net profit for the period	94	84	11.9%	7	6
Group equity	638	548	16.4%	634	645
Efficiency ratio	27.6%	27.1%		29.4%	33.3%

Before the acquisition, the Bouwfonds organisation used central holding company services for which the costs were not passed on in full to the subsidiaries. However, those costs are attributed in the 2006 figures in the above table. For the purpose of comparison, these costs are attributed in the 2005 figures, using the actual amount allocated for 2006 (€4 million before tax).

The figures for December 2006 included in the SNS REAAL financial statements are shown in the column Property Finance December 2006. The net profit of €6 million is inclusive of the effects of purchase price accounting under IFRS and more expensive funding.

REAAL Verzekeringen

In € millions	[illegible]	2005	[illegible]	2nd halfyear 2006	[illegible]
Premium income	2,007	1,789	12.2%	902	1,105
Reinsurance premiums	49	44	11.4%	16	33
Net premium income	1,958	1,745	12.2%	886	1,072
Net commission and management fees	50	43	16.3%	26	24
Result on investments	576	545	5.7%	274	302
Result on investments for insurance contracts on behalf of policyholders	215	394	(45.4%)	225	(10)
Result on derivatives and other financial instruments	(9)	(2)	(350.0%)	(6)	(3)
Other operating income	5	7	(28.6%)	3	2
Total income	2,795	2,732	2.3%	1,408	1,387
Technical expenses on insurance contracts	1,391	1,313	5.9%	621	770
Technical expenses on insurance contracts on behalf of policyholders	663	782	(15.2%)	427	236
Technical expenses on insurance contracts	2,054	2,095	(2.0%)	1,048	1,006
Acquisition costs for insurance operations	240	188	27.7%	112	128
Value adjustments to financial instruments and other assets	(2)	7	(128.6%)	(2)	--
Staff costs	146	127	15.0%	71	75
Depreciation and amortisation of tangible and intangible fixed assets	16	11	45.5%	9	7
Other operating expenses	74	69	7.2%	38	36
Other interest expenses	34	41	(17.1%)	12	22
Total expenses	2,562	2,538	0.9%	1,288	1,274
Operating profit before taxation	233	194	20.1%	120	113
Taxation	63	54	16.7%	28	35
Net profit for the period	170	140	21.4%	92	78
Ratios					
Return on shareholders' equity	13.6%	12.9%		15.4%	13.3%
Operating cost/premium ratio	13.8%	13.5%		14.6%	13.1%
Solvency Life operations	236%	233%		236%	215%
Solvency Non-Life operations	279%	275%		279%	261%
New annual premium equivalent (in € millions)	196	176[1]	11.4%	93	103
Value New Business (in € millions)	20	15	33.3%		
Combined ratio Non-Life operations	98.9%	98.1%		97.9%	99.9%
Claims ratio	56.5%	51.7%		58.4%	55.3%

1 New annual premium equivalent 2005 adjusted for EEV standards

Highlights

- Net premium income increases to € 1,958 million (+ 12.2%).
- Net profit on Life business up to € 149 million (+ 31.9%).
- Pressure on net profit from Non-Life operations due to higher combined ratio.
- Value of New Life Business increases to € 20 million (+ 33.3%).
- Return on equity up to 13.6% (2005: 12.9%).

Result

The net profit of REAAL Verzekeringen rose from €140 million to €170 million (+21.4%). In Life operations, the profit increased from €113 million to €149 million (+31.9%). Profits growth was achieved by higher premium income and income from investments for own account, and a slight fall in expenses. In the Non-Life operation, profits were down from €27 million to €21 million (−22.2%), mainly because of a higher claims ratio, driven up by incidental claims and the consolidation of NHL, which comprises a number of activities with an inherently higher claims ratio. The combined ratio edged upwards, but improved in the second half of the year.


€ millions
200
150
100
50
0
-50
2002
2003
2004
2005
2006
Net profit REAAL Verzekeringen

The return on equity increased from 12.9% in 2005 to 13.6% in 2006. The improvement in the return was due to the increase in the net profit, and was reinforced by a reduction in the revaluation reserve for bonds and derivatives.

Income

The increase in the total income of REAAL Verzekeringen from €2,732 million to €2,795 million (+2.3%) was generated mainly by the €213 million growth of net premium income. In Life, there was a rise in both regular premium income (+7.6%) and single premium income (+10.4%). In Non-Life, net premium income was boosted by the acquisition of Nieuwe Hollandsche Lloyd (NHL) in September 2005. REAAL Verzekeringen thereby increased its share of the SME non-life market significantly.

The result on investments for own account was up by €31 million. Owing to the persistently low long-term interest rate, funds becoming available from the fixed-income portfolio were reinvested at lower rates. This depressed the investment result. The increased stake in equities and property, which generated more income, had a positive impact on the investment results. The proceeds from disposals, included in the result on investments for own account, increased by 18.6% to €80 million in 2006.

Composition of income
for own account REAAL Verzekeringen


€ millions
3,000
2,500
2,000
1,500
1,000
500
0
2005
2006
Other income
Result on investments
Net premium income


Life individual
Life collective
Non-life motor vehicles
Non-life accident and health
Non-life fire
Non-life other

Expenses

The total expenses of REAAL Verzekeringen increased from €2,538 million to €2,562 million (+0.9%). The lower result on investments for insurance contracts on behalf of policyholders, which caused the technical expenses on insurance contracts on behalf of policyholders to decline, had a positive influence on the level of expenses. The increase in technical expenses, caused by the expansion of the Life portfolio, a higher volume of new single premium business and higher non-life premiums had a limited impact. The change in the method of amortising the interest rate rebate had a positive influence of €11 million on the technical expenses in the second half year.

Operating cost/premium ratio

The operating cost/premium ratio increased from 13.5% to 13.8%, mainly as a result of the higher amortisation in respect of capitalised internal acquisition costs. Additional expenses were also incurred because of the need to hire in staff for various projects. Operating expenses were also higher due to the fact that the activities originating from NHL were consolidated for the first time for a full year as well as the acquisition of Route Mobiel. In mid 2006, the stake of Route Mobiel was increased to 100% so that expenses were included for the first time in the consolidated figures of REAAL Verzekeringen. In 2006 a survey was conducted on cost allocation at REAAL Verzekeringen. The revised parameters for the allocation of indirect costs are being implemented from 1 January 2007.

Results REAAL Verzekeringen Life

The net profit of the Life operation was up from €113 million to €149 million (+31.9%).

Net income from regular life premiums grew by €64 million to €902 million (+7.6%). This growth was produced by organic expansion of the portfolio (€42 million) and the full-year consolidation of the former NHL portfolio (€14 million). Single life premiums increased by €61 million to €645 million (+10.4%). Immediate Annuities was the main product group to see an expansion in new business.

The result on investments for own account was up by €33 million to €549 million (+6.4%). The effect of the persistently low capital market interest rate was more than offset by the increased stake in equities and property, which generated more income. Results on derivatives and other financial instruments were down, mainly because of the movement in the US dollar in 2006. That fall was offset by higher values for dollar-denominated equities.

The new annual premium equivalent rose by €20 million to €196 million (+11.4%). The value of new business margin improved to 10.2% (2005: 8.5%)

In regular Life operations, the market share was down from 15.2% to 14.7%, owing to strong growth of the life-course savings market which expanded the life market as a whole. The life-course savings market offers limited scope for insurers and is dominated by a number of large insurers and suppliers linked to large pension funds.

In life insurance, the value of new business (VNB) increased to approximately €20 million, a rise of €5 million against 2005. The value in force was up from €508 million to approximately €818 million. These increases were due mainly to a higher expected long-term interest rate, better returns on equities, improved mortality results and more efficient, appropriate cost levels for the various product groups.

Expenses

In the Life operation, total expenses were down from €2,216 million to €2,140 million (−3.4%). The acquisition costs for insurance operations increased to €135 million (+31.1%). In the case of sales of new products based on regular premiums, the non-recurring acquisition costs are capitalised and amortised. This amortisation period is fully matched with the rate structure. Owing to the strong growth of new business in recent years, initial costs have therefore increased while at the same time the premium loadings have been reversed.

Since the fourth quarter of 2006, the life insurance sector has become embroiled in controversy concerning unit-linked insurance. REAAL Verzekeringen has not made any provisions in that connection.

Results REAAL Verzekeringen Life

In € millions	2006	2005	Change	2nd half year 2006	2nd half year 2005
Result					
Regular life premiums	902	838	7.6%	426	476
Single life premiums	645	584	10.4%	281	364
Net premium income	**1,547**	**1,422**	**8.8%**	**707**	**840**
Result on investments	549	516	6.4%	260	289
Result on investments for insurance contracts on behalf of policyholders	215	394	(45.4%)	225	(10)
Result on derivatives and other financial instruments	(9)	(2)	(350.0%)	(6)	(3)
Other income	41	39	5.1%	22	19
Total income	**2,343**	**2,369**	**(1.1%)**	**1,208**	**1,135**
Technical expenses on insurance contracts	1,821	1,930	(5.6%)	952	869
Acquisition costs for insurance operations	135	103	31.1%	66	69
Staff costs	100	95	5.3%	46	54
Other expenses	84	88	(4.5%)	41	43
Total expenses	**2,140**	**2,216**	**(3.4%)**	**1,105**	**1,035**
Operating profit before taxation	203	153	32.7%	103	100
Taxation	54	40	35.0%	23	31
Net profit for the period	**149**	**113**	**31.9%**	**80**	**69**

Results REAAL Verzekeringen Non-Life

Net profit

The net profit of the Non-Life operation was down from €27 million to €21 million (−22.2%). The NHL figures were consolidated for the whole year, whereas in 2005 that was the case from the fourth quarter only. The main reason for the decline in net profit was an increase in the amount of claims, which was reflected in a higher claims ratio and a higher combined ratio. The fall in the combined ratio in the second half of the year was due to a decline in the technical expenses.

Income

Net premium income grew to €411 million (+27.2%). This increase, and hence the rise in total income, is attributable almost entirely to the acquisition of NHL as of the end of September 2005. The bulk of this portfolio comprises the Fire, Motor and Transport product groups. The reinsurer's share in total premium income increased, also as a result of the NHL take-over. The organic growth of premium income was virtually zero, owing to the severe pressure on non-life rates.

Investment income was 6.9% down at €27 million, owing to the lower long-term interest rate. Funds becoming available in 2005 and 2006 were reinvested at considerably less favourable interest rates. In spite of this, the result on investments improved in the second half year.

Expenses

In the Non-Life operation, total expenses were up from €322 million to €422 million (+31.1%). The increase in the technical expenses was almost entirely due to the acquisition of NHL. Those expenses also include an earn-out expense of €13 million (2005: €3 million). That cost was offset by positive run-off results in previous years. When acquiring NHL it was decided to structure an earn-out arrangement whereby the run-off results are shared with the seller.

The former NHL portfolio comprises a significant proportion of product/market combinations with an inherently higher claims ratio than the original REAAL portfolio. Amalgamation of the two portfolios was one factor which pushed up the combined ratio from 98.1% to 98.9%.

Acquisition costs increased by €20 million to €105 million (+23.5%). The increase was due to higher premium income (+27.2%). The relative decline is attributable to a lower average cost of commission on the integrated NHL portfolio.

Results REAAL Verzekeringen Non-Life

In € millions	2006	2005	Change	2nd half year 2006	2nd half year 2005
Result					
Non-Life premiums	411	323	27.2%	179	232
Net premium income	**411**	**323**	**27.2%**	**179**	**232**
Result on investments	27	29	(6.9%)	14	13
Other income	14	11	27.3%	7	7
Total income	**452**	**363**	**24.5%**	**200**	**252**
Technical expenses on insurance contracts	233	165	41.2%	96	137
Acquisition costs for insurance operations	105	85	23.5%	46	59
Staff costs	46	32	43.8%	25	21
Other expenses	38	40	(5.0%)	16	22
Total expenses	**422**	**322**	**31.1%**	**183**	**239**
Operating profit before taxation	30	41	(26.8%)	17	13
Taxation	9	14	(35.7%)	5	4
Net profit for the period	**21**	**27**	**(22.2%)**	**12**	**9**

The increase in staff costs and other operating expenses is due largely to the transfer of NHL employees. The increase was moderated by the achievement of cost synergies. The synergy gains are reflected in a lower operating cost/premium ratio, down from 21.0% in 2005 to 19.4% in 2006. The cost increase is also due to investment in the disability insurance product group.

Sound balance between return and risk

[illegible]

Develop[illegible] risk profile

The following had a beneficial effect on the ratio between risk and return in 2006:

- Listing in May 2006: this gave us better access to the capital market and more flexibility in raising capital.
- Greater diversity in income: acquisition of Bouwfonds Property Finance and the link-up with the Goudse (illness-related absenteeism policies) increased the diversity of the product portfolio and the composition of the income.
- Rising interest rate: like most other insurers, REAAL Verzekeringen benefits from a high and rising interest rate. In view of the rising interest rate, REAAL Verzekeringen aimed at a relatively large interest rate position, which increased the embedded value (EEV) of REAAL Verzekeringen.
- Growth of the REAAL Verzekeringen equity portfolio: the weight of equities in the investment portfolio was increased in 2006, giving a higher equity exposure. The expansion after the end of 2005 forms a position in which the downside risk is hedged.
- Flatter yield curve: since the yield curve has become almost flat, SNS Bank has reduced its interest rate position.

The following had an adverse effect on the ratio between risk and return in 2006:

- Price competition on mortgages: Owing to the keen competition on mortgages, a number of important product lines offered promotional rates geared to volume rather than price.
- New legislation: this entailed high implementation costs for financial institutions once again in 2006. In many cases, the (final) text of this legislation is not available until a very short time before entry into force. In addition, there is a risk that new legislation may be interpreted differently by customers, the various supervisory authorities and SNS REAAL, with possible damage to our reputation.

Economic capital

The developments concerning the risk profile were reflected in the required economic capital:

- Increase in the required economic capital of SNS Bank owing to acquisition of Bouwfonds Property Finance (particularly credit risk).
- The ALM position of SNS Bank has declined in relative terms, in line with the reduction in the interest rate position.
- Decline in the required economic capital at REAAL Verzekeringen, due to the increase in the interest rate at the end of 2006. This reduced the value of the guarantees in the insurance liabilities.

The chart below compares the required economic capital with the required and actual regulatory capital. SNS REAAL is constantly endeavouring to improve its internal economic capital models. The graph below gives only an indication of SNS REAAL's risk profile.

Necessary versus required capital 2006


€ millions
5,000
4,000
3,000
2,000
1,000
0
SNS Bank
REAAL Verzekeringen
SNS REAAL
Available regulatory capital (non core)
Available regulatory capital (core)
Required regulatory capital (internal)
Required regulatory capital (minimum)
Required economic capital

The conclusion is that SNS REAAL is properly capitalised, in terms of both regulatory capital and required economic capital. Since SNS REAAL has an open capital structure following its listing, its subsidiaries can be more modestly capitalised. Internal and external constraints are always taken into account. Surplus capital can thus be released and used for other purposes, such as acquisitions.

The duration of the equity of SNS Bank is the main interest rate risk indicator for the bank. This indicator ranges between 3 and 8. The duration declined from 5.8 at year-end 2005 to 3.9 at year-end 2006. The position at the end of 2006 includes the interest rate position of SNS Property Finance, which was fully integrated into the ALM position of SNS Bank as at 1 December 2006. During 2006, the value-at-risk (99% on an annual basis) averaged 11% of the market value of the equity. At the end of 2006, the value-at-risk stood at 12%. The earnings-at-risk (99% on an annual basis) averaged €40 million during 2006.

The SNS Bank system of trading book limits worked well. The overall limit in terms of value-at-risk (99% on a daily basis) for the trading book was only €3 million, reflecting the low risk profile of this activity.

The REAAL Verzekeringen investment mix for own account changed slightly. The equity allocation was increased to 14% as planned. The 5% expansion of the equity exposure was constructed by means of an option strategy which limits the downside risk of that expansion. The chart below shows the composition of the investment mix at year-end 2006.

In 2006 the duration of the equity of REAAL Verzekeringen changed slightly, from −16.0 at year-end 2005 to −17.5 at year-end 2006.

Investment mix REAAL Verzekeringen for own account 2006



Fixed-income securities
Equities and options
Investment property

Credit risk

Over 2006 as a whole, the credit risk quality of the SNS Bank mortgage portfolio presented a stable picture. The loan portfolio is managed on the basis of the instruments specified by Basel II. Credit score models are used that were specifically developed for SNS Bank. Probability of Default (PD) and Loss Given Default (LGD) are calculated. These factors are used to measure the quality and the expected return.

The Loan to Foreclosure Value (LtFV) is an important risk indicator for managing the portfolio. The LtFV indicates the amount advanced by stating the outstanding loan as a percentage of the foreclosure value of the property. The Loan to Market Value (LtMV) concerns the market value of the property.

In the case of the SNS Bank mortgage portfolio, the weighted average LtFV at the end of 2006 was 91% (year-end 2005: 92%). On the basis of the indexed LtFV it was 79% (year-end 2005: 81%). The weighted average LtMV remained stable at 80%. The indexed figures were 69% and 71% respectively.

The default rate remained steady in 2006 at 0.60%. In 2005 this percentage was higher, on average, and it also fluctuated more. The main reason is the further decline in the number of customers in arrears.

Provisions for the loan portfolio as a whole increased, mainly because of the acquisition of Bouwfonds Property Finance. The provision for bad debts as a ratio of the risk-weighted assets of SNS Bank has fallen from 0.80% in 2005 to 0.74%.

Provision for bad debt to risk weighted assets SNS Bank



%
1.00
0.90
0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
2002
2003
2004
2005
2006
Provision for bad debt to risk weighted assets SNS Bank

Gross insurance technical risks – REAAL Verzekeringen

The breakdown of the gross provision for insurance commitments excluding interest rate rebates has hardly changed, owing to the predominantly long-term character of the life insurer's provisions.

There was also little change in the breakdown of the gross provision for claims, owing to the character of the claims provision. REAAL Verzekeringen included an extra IBNR provision for the storm on the last weekend of December 2006. Apart from that storm, there were no claim events in 2006 entailing potentially large insurance liabilities.



Individual life insurance in money
Individual life insurance in investment units
Group insurance in money
Group insurance in investment units

Adequacy of the technical provisions

The adequacy of the Technical Provisions is tested periodically. At the end of 2006, as at the end of 2005, the adequacy was well above the minimum provision calculated by the Liability Adequacy Test (LAT).

The Provision for Regular Benefits, the provision for current disability benefit claims, was well above the minimum provision calculated by the LAT at the end of 2006.

Gross provision Non-Life 2006



Accident and health
Fire
Marine
Motor vehicles
Other

A quantitative test is conducted periodically to check the adequacy of the other claims provisions formed. At the end of 2006, part of the REAAL Verzekeringen portfolio and the Proteq Non-Life portfolio were tested in this way. The test results show that the claims provision is adequate.

Developments in the regulatory framework

Basel II and Solvency II are the new regulatory regimes being developed for the banking and insurance sectors. These rules are based on risk-oriented supervision of capital adequacy, and are directly linked to the economic capital concept which is coming into increasingly widespread use in the financial world. SNS REAAL is actively preparing for these developments.

The new Basel II Capital Accord for banks took effect on 1 January 2007. Banks are required to report in accordance with the new Basel II guidelines by 1 January 2008. In the first half of 2006, SNS Bank implemented a credit risk model for mortgages, and recently finished developing a model for the small business portfolio. SNS Bank has opted for phased introduction of the Internal Ratings Based Approach and will start applying it to its mortgage portfolio during 2007. In the first six months of 2006, SNS Bank made progress in the fields of operational risk, other risks and internal governance, to ensure that it can satisfy the Basel II requirements on time.

Insurance companies in the European Union will apply uniform methods of calculating capital and risk under the new regulatory framework, Solvency II. This new framework – comparable to Basel II for banks – will be introduced in about 2010. By taking part in the impact studies conducted by the supervisory authorities, REAAL Verzekeringen is in touch with developments and is helping to shape the new risk-based supervision. REAAL Verzekeringen has embedded Solvency II in its Economic Capital programme.

Profile of SNS REAAL

[illegible]

SNS REAAL is one of the larger bancassurance groups in the Netherlands with total assets of almost €80 billion. SNS REAAL has a long tradition of close links with Dutch society. Social commitment and close attention to new developments are the hallmarks of the organisation, and of the conduct of its 5,776 employees (FTEs).

As a bank and insurer, SNS REAAL has made a name for itself in its market by quickly and effectively translating customers' requirements into accessible and transparent products. In-depth knowledge of products and efficient processes lead to effective standardisation and combination options within product and customer groups. SNS REAAL is a dynamic and flexible organisation with a strong position on the Dutch market through its core brands SNS Bank and REAAL Verzekeringen, and specialist labels.

Activities

SNS Bank sells its residential mortgages and commercial mortgages, savings, investment and insurance products through its own branches and independent intermediaries, over the internet and by telephone. The investment products range from do-it-yourself advisory products and asset management. With SNS Property Finance, SNS REAAL is one of the largest financiers of property investments and projects in the Netherlands. SNS Property Finance is also active internationally.

REAAL Verzekeringen operates mainly via independent intermediaries in selling life insurance, including unit-linked policies and pensions, and non-life insurance, for example for home cover, mobility and disability insurance. Only its subsidiary Proteq sells non-life insurance to the consumer directly via the internet.

SNS Asset Management manages the investment funds of SNS Bank and ASN Bank, the investments of REAAL Verzekeringen and SNS REAAL Pension Fund, as well as assets for institutional investors. SNS Asset Management also conducts specialised investment research on corporate social responsibility.

Listing

The SNS REAAL share was launched on Euronext Amsterdam on 18 May 2006. Since 2 March 2007, the share has been included in the Amsterdam Mid Cap Index. At year-end 2006, the market capitalisation totalled €3.9 billion.

Appendices: financial statements

In €millions	SNS Bank		REAAL Verzekeringen		Group activities		Eliminations		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Assets										
Goodwill and other intangible fixed assets	214	12	669	547	—	—	—	—	883	559
Tangible fixed assets	163	153	81	76	—	—	76	73	320	302
Investment in associates	34	2	69	77	39	50	(3)	(3)	139	126
Subsidiairies	—	—	—	—	3,401	2,630	(3,401)	(2,630)	—	—
Investment property	6	1	205	201	—	—	(76)	(73)	135	129
Investments	2,038	1,641	9,064	8,762	198	117	(674)	(567)	10,626	9,953
Investments for insurance contracts on behalf of policyholders	—	—	3,955	3,426	—	—	—	—	3,955	3,426
Derivatives	804	915	137	237	2	22	—	—	943	1,174
Deferred tax assets	39	85	20	30	7	17	—	—	66	132
Reinsurance contracts	—	—	338	365	—	—	—	—	338	365
Loans and advances to customers	56,248	45,225	757	986	561	628	(866)	(696)	56,700	46,143
Loans and advances to credit insitutions	3,607	4,118	162	89	100	—	(100)	—	3,769	4,207
Corporate tax	106	50	36	39	108	100	—	—	250	189
Other assets	436	299	400	37	39	14	(217)	(43)	658	307
Cash and cash equivalents	687	597	698	584	415	301	(840)	(406)	960	1,076
Total assets	**64,382**	**53,098**	**16,591**	**15,456**	**4,870**	**3,879**	**(6,101)**	**(4,345)**	**79,742**	**68,088**
Equity and liability										
Equity attributable to shareholders	2,097	1,440	1,304	1,190	3,200	2,528	(3,401)	(2,630)	3,200	2,528
Third-party interests	—	—	3	3	—	—	(3)	(3)	—	—
Group equity	**2,097**	**1,440**	**1,307**	**1,193**	**3,200**	**2,528**	**(3,404)**	**(2,633)**	**3,200**	**2,528**
Participation certificates and subordinated debts	1,448	1,150	120	127	299	419	(203)	(80)	1,664	1,616
Debt certificates provisions	30,841	25,465	—	—	418	189	—	—	31,259	25,654
Technical insurance operations	—	—	13,313	12,694	—	—	(30)	(36)	13,283	12,658
Provision for employee benefits	—	—	18	12	20	28	30	36	68	76
Other provisions	24	23	4	6	1	15	—	—	29	44
Derivatives	682	939	4	33	6	4	—	—	692	976
Deferred tax liabilities	97	119	146	199	—	6	—	—	243	324
Savings	13,678	12,333	—	—	—	—	—	—	13,678	12,333
Other amounts due to customers	7,019	7,494	402	369	611	527	(1,553)	(1,312)	6,479	7,078
Amounts due to credit institutions	7,299	3,103	663	425	246	108	(674)	(217)	7,534	3,419
Corporate tax	7	—	6	4	—	—	—	—	13	4
Other liabilities	1,190	1,032	608	394	69	55	(267)	(103)	1,600	1,378
Total equity and liabilities	**64,382**	**53,098**	**16,591**	**15,456**	**4,870**	**3,879**	**(6,101)**	**(4,345)**	**79,742**	**68,088**

The comparative figures have been adjusted for ease of comparison.

In € millions	SNS Bank 2006	SNS Bank 2005	REAAL Verzekeringen 2006	REAAL Verzekeringen 2005	Group activities 2006	Group activities 2005	Eliminations 2006	Eliminations 2005	Total 2006	Total 2005
Interest income banking operations third parties	2,314	1,996	—	—	—	—	—	—	2,314	1,996
Interest income banking operations group companies	—	—	—	—	—	—	—	—	—	—
Interest charges banking operations third parties	1,715	1,374	—	—	—	—	—	—	1,715	1,374
Interest charges banking operations group companies	32	27	—	—	—	—	(32)	(27)	—	—
Net interest income banking	**567**	**595**	—	—	—	—	**32**	**27**	**599**	**622**
Premium income		—	2,007	1,789	—	—	—	—	2,007	1,789
Reinsurance premium	—	—	49	44	—	—	—	—	49	44
Net premium income	—	—	1,958	1,745	—	—	—	—	1,958	1,745
Commission and management fees receivable from third parties	122	110	48	43	1	—	—		171	153
Commission and management fees receivables from group companies	31	28	2	—	12	—	(45)	(28)	—	—
Commission and management fees due to third parties	23	24	—	—	1	—	—	—	24	24
Commission and management fees due to group companies	10	—	—	—	—	—	(10)	—	—	—
Net commission and management fees	120	114	50	43	12	—	(35)	(28)	147	129
Share in the result of associates	(1)	1	3	2	410	346	(399)	(340)	13	9
Result on investments	67	26	576	545	41	34	(57)	(56)	627	549
Result on investments for insurance contracts on behalf of policyholders	—	—	215	394	—	—	—	—	215	394
Result on derivatives and other financial instruments	15	33	(9)	(2)	—	—	—	—	6	31
Other operating income	—	(4)	2	5	—	—	—	—	2	1
Total income	**768**	**765**	**2,795**	**2,732**	**463**	**380**	**(459)**	**(397)**	**3,567**	**3,480**
Expenses										
Technical expenses on insurance contracts	—	—	1,391	1,313	—	—	—	—	1,391	1,313
Technical expenses on insurance contracts on behalf of policyholders	—	—	663	782	—	—	—	—	663	782
Acquisition costs for insurance operations	—	—	240	188	—	—	(22)	(21)	218	167
Value adjustments to financial instruments and other assets	36	50	(2)	7	1	3	—	—	35	60
Staff costs	283	258	146	127	74	58	—	—	503	443
Depreciation and amortisation of tangible and intangible fixed assets	25	27	16	11	—	—	—	—	41	38
Other operating expenses	173	172	74	69	(38)	(40)	—	—	209	201
Other interest expenses	—	—	34	41	43	49	(29)	(30)	48	60
Total expenses	**517**	**507**	**2,562**	**2,538**	**80**	**70**	**(51)**	**(51)**	**3,108**	**3,064**
Operating profit before taxation	251	258	233	194	383	310	(408)	(346)	459	416
Taxation	37	54	63	54	(11)	(13)	(1)	(2)	88	93
Third party interests	—	—	—	—	—	—	—	—	—	—
Net profit attributable to shareholders	**214**	**204**	**170**	**140**	**394**	**323**	**(407)**	**(344)**	**371**	**323**

The comparative figures have been adjusted for ease of comparison.

In € millions	Retail Banking 2006	Retail Banking 2005	Property Finance 2006	Property Finance 2005	Eliminations 2006	Eliminations 2005	Total 2006	Total 2005
Income								
Interest income, banking operations	2,300	1,996	39	—	(25)	—	2,314	1,996
Interest expense, banking operations	1,749	1,401	23	—	(25)	—	1,747	1,401
Net interest income, banking operations	551	595	16	—	—	—	567	595
Commission and management fees receivable	153	138	—	—	—	—	153	138
Commission and management fees due	33	24	—	—	—	—	33	24
Net commission and management fees	120	114	—	—	—	—	120	114
Share in the result of associates	6	1	(1)	—	(6)	—	(1)	1
Result on investments	67	26	—	—	—	—	67	26
Result on derivatives and other financial instruments	15	33	—	—	—	—	15	33
Other operating income	—	(4)	—	—	—	—	—	(4)
Total income	**759**	**765**	**15**	—	**(6)**	—	**768**	**765**
Expenses								
Value adjustments to financial instruments and other assets	35	50	1	—	—	—	36	50
Staff costs	280	258	3	—	—	—	283	258
Depreciation and amortisation of tangible and intangible fixed assets	25	27	—	—	—	—	25	27
Other operating expenses	171	172	2	—	—	—	173	172
Total expenses	**511**	**507**	**6**	—	—	—	**517**	**507**
Operating profit before taxation	248	258	9	—	(6)	—	251	258
Taxation	34	54	3	—	—	—	37	54
Third party interests	—	—	—	—	—	—	—	—
Net profit attributable to shareholders	**214**	**204**	**6**	—	**(6)**	—	**214**	**204**

The comparative figures have been adjusted for ease of comparison

In € millions	Life		Non-Life		Total	
	[illegible]	2005	[illegible]	2005	[illegible]	2005
Premium income	1,561	1,443	446	346	2,007	1,789
Reinsurance premium	14	21	35	23	49	44
Net premium income	1,547	1,422	411	323	1,958	1,745
Commission and management fees receivable	37	35	13	8	50	43
Commission and management fees due	—	—	—	—	—	—
Net commission and management fees	37	35	13	8	50	43
Share in the result of associates	3	2	—	—	3	2
Result on investments	549	516	27	29	576	545
Result on investments for insurance contracts on behalf of policyholders	215	394	—	—	215	394
Result on derivatives and other financial instruments	(9)	(2)	—	—	(9)	(2)
Other operating income	1	2	1	3	2	5
Total income	2,343	2,369	452	363	2,795	2,732
Expenses						
Technical expenses on insurance contracts	1,158	1,148	233	165	1,391	1,313
Technical expenses on insurance contracts on behalf of policyholders	663	782	—	—	663	782
Acquisition costs for insurance operations	135	103	105	85	240	188
Value adjustments to financial instruments and other assets	(2)	7	—	—	(2)	7
Staff costs	100	95	46	32	146	127
Depreciation and amortisation of tangible and intangible fixed assets	16	11	—	—	16	11
Other operating expenses	38	30	36	39	74	69
Other interest expenses	32	40	2	1	34	41
Total expenses	2,140	2,216	422	322	2,562	2,538
Operating profit before taxation	203	153	30	41	233	194
Taxation	54	40	9	14	63	54
Third party interests	—	—	—	—	—	—
Net profit attributable to shareholders	149	113	21	27	170	140

The comparative figures have been adjusted for ease of comparison

In € millions	[illegible]	Share premium reserve	[illegible]	Cash flow hedge reserve	[illegible]	Profit sharing reserve	[illegible]	Retained earnings	[illegible]
Balance as at 1 January 2005	340	15	39	—	—	—	1,198	288	1,880
Implementation of IAS 32 / 39 and IFRS 4	—	—	—	52	113	49	(55)	—	159
Transfer of 2004 net profit	—	—	—	—	—	—	288	(288)	—
Unrealised revaluations from cash flow hedges	—	—	—	71	—	—	—	—	71
Deferred interest income from cash flow hedges	—	—	—	12	—	—	—	—	12
Unrealised revaluations	—	—	3	—	123	—	—	—	126
Realised revaluations through equity	—	—	(1)	—	—	—	1	—	—
Realised revaluations through income statement	—	—	—	—	(43)	—	—	—	(43)
Change in profit-sharing reserve	—	—	—	—	9	(11)	2	—	—
Other changes	—	—	(3)	—	1	—	2	—	—
Amounts charged directly to in equity	—	—	(1)	135	203	38	238	(288)	325
Net profit 2005	—	—	—	—	—	—	—	323	323
Net profit	—	—	—	—	—	—	—	323	
Total changes in equity 2005	—	—	(1)	135	203	38	238	35	648
Balance as at 31 December 2005	340	15	38	135	203	38	1,436	323	2,528
Transfer of 2005 net profit	—	—	—	—	—	—	323	(323)	—
Unrealised revaluations from cash flow hedges	—	—	—	(61)	—	—	—	—	(61)
Deferred interest income from cash flow hedges	—	—	—	11	—	—	—	—	11
Unrealised revaluations	—	—	9	—	68	—	—	—	77
Realised revaluations through equity	—	—	1	—	—	—	(1)	—	—
Realised revaluations through income statement	—	—	—	(1)	(90)	—	—	—	(91)
Change in profit-sharing reserve	—	—	—	—	14	(13)	(1)	—	—
Revaluations deferred taxation due to change in the statutory tax rate	—	—	1	5	7	—	—	—	13
Amounts charged directly to equity	—	—	11	(46)	(1)	(13)	321	(323)	(51)
Net profit 2006	—	—	—	—	—	—	—	371	371
Net profit	—	—	—	—	—	—	—	371	371
Share issue	40	376	—	—	—	—	—	—	416
Costs related to share issue	—	(12)	—	—	—	—	—	—	(12)
Interim dividend paid	3	(3)	—	—	—	—	—	(52)	(52)
Transactions with shareholders	43	361	—	—	—	—	—	(52)	352
Total changes to equity 2006	43	361	11	(46)	(1)	(13)	321	(4)	672
Balance as at 31 December 2006	383	376	49	89	202	25	1,757	319	3,200

In € millions	[illegible]	2005
Profit for the financial year	371	323
Adjustments for:		
Depreciation and amortisation of tangible and intangible fixed assets	45	38
Amortisation Value of Business Acquired	6	3
Amortisation of acquisition costs	83	48
Changes in provisions and deferred taxes	(33)	259
Value adjustments to financial instruments and other assets	35	60
Revaluation of investment property	(4)	–
Retained profit share in associates	(5)	(9)
Operating cash flow	**498**	**722**
Change in loans and advances to customers	(2,702)	(2,810)
Change in loans and advances to credit institutions	(3,252)	(823)
Change in savings	1,345	1,360
Change in technical provisions and provisions for employee benefits	644	544
Change in investments and derivatives (other than from purchases and sales)	(367)	(1,140)
Change in debt certificates	(323)	333
Change in other operating activities	(377)	268
Net cash flow from operating activities	**(4,534)**	**(1,546)**
Cash flow from investing activities		
Receipts from the sale of intangible fixed assets	2	–
Receipts from the sale of tangible fixed assets	10	23
Receipts from the sale subsidiaries	7	8
Receipts from the sale of investment property	3	2
Income from the sale and redemption of investments and derivatives	5,180	5,611
Purchase of intangible fixed assets	(214)	(202)
Purchase of tangible fixed assets	(54)	(40)
Purchase of subsidiaries	(839)	(71)
Purchase of investment property	–	–
Purchase of investments and derivatives	(6,074)	(5,753)
Net cash flow from investing activities	**(1,979)**	**(422)**
Cash flow from financing activities		
Receipts from issue of shares	405	–
Receipts from subordinated loans	267	297
Receipts from debt certificates	14,665	9,614
Redemption of subordinated loans	(210)	(121)
Redemption of debt certificates	(8,678)	(7,820)
Dividends paid	(52)	–
Net cash flow from financing activities	**6,397**	**1,970**
Cash and cash equivalents as at 1 January	1,076	1,074
Net increase in cash and cash equivalents	(116)	2
Cash and cash equivalents as at 31 December	**960**	**1,076**

The comparative figures have been adjusted for ease of comparison.

European embedded value / Value of new business

In € millions	[illegible]	2005
Annualised Premium Equivalent	196	176
Value Added by New Business	20	15
New Business APE Margin (%)	10.2%	8.5%
PVNBP[1]	1,396	1,213
New Business PVNBP Margin (%)	1.4%	1.2%

Total Embedded Value

In € millions	[illegible]	2005
Total Adjusted Net Asset Value (a)	**1,099**	**973**
PVFP[2]	1,050	749
Cost of Options and Guarantees	(37)	(46)
Cost of Capital	(195)	(195)
Value of In-Force Business (b)	**818**	**508**
Life and Holding Embedded Value (a + b)	**1,917**	**1,481**
Non Life Insurance NAV and other activities (c)	175	180
Total Embedded Value (a + b + c)	**2,092**	**1,661**

Derivation of Risk Discount Rate

In percentages	[illegible]	2005
Risk free rate	4.05%	3.74%
Equity risk premium	3.00%	2.50%
Risk factor (ß)	1.18	1.24
Weighting debt financing	15.00%	9.00%
After-tax cost of debt financing	4.02%	5.43%
Risk discount rate	7.00%	6.70%

Long Term Economic Assumptions

In percentages	[illegible]	2005
Discount Rate	7.00%	6.70%
Risk Free Fixed Interest Returns[3]	4.05%	3.74%
Equity Returns[3]	7.05%	6.24%
Property Returns[3]	6.05%	5.41%
Net Credit Spread on Fixed Interest	0.29%	0.26%
Inflation Rate[4]	1.75%	2.00%
Tax Rate[5]	22.0%	24.4%

1) PVNBP: Present Value New Business Premiums
2) PVFP: Present Value Future Profits
3) Ultimate returns as from 2011 onwards
4) [illegible]
5) Ultimate rate as from 2007 onwards (effective tax rates)

The European Embedded Value (EEV) analysis is published in the EEV-report for 2006.

General information

SNS REAAL N.V. is a public limited liability company incorporated under Dutch law and established in the Netherlands. SNS REAAL N.V.'s registered office is located at the address Croeselaan 1, 3521 BJ Utrecht. SNS REAAL N.V. is the parent company of SNS Bank N.V., REAAL Verzekeringen N.V., SNS REAAL Invest N.V. and SNS Asset Management N.V. and their respective group companies (hereinafter referred to as the Group or SNS REAAL). The consolidated financial statements of the Group comprise the accounts of all of the companies over which SNS REAAL has a controlling influence and the interest of SNS REAAL in associated subsidiaries and entities.
A number of corporate staff departments are shared. The costs of the corporate staff are recharged on the basis of the services provided or, if more appropriate, proportionally allocated to the Group's subsidiaries. The costs of the Group Executive Board and other specific holding company costs are not allocated to group subsidiaries.
The main accounting principles used in the preparation of the consolidated and the company financial statements are set out in this section.

The consolidated financial statements of SNS REAAL for the financial year 2006 are available on request from the registered office of the Company at the address Croeselaan 1, P.O. Box 8444, 3503 RK Utrecht, or via www.snsreaal.nl.

Basis of preparation

Statement of IFRS compliance

SNS REAAL prepares the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), as adopted within the European Union.

Pursuant to the option offered in Part 9 of Book 2 of the Netherlands Civil Code, SNS REAAL prepares its company financial statements in accordance with the same principles as used in the consolidated summaries.

Application dates

IFRS permits earlier application of certain standards. SNS REAAL will apply IFRS 7 (Financial instruments: Disclosures) and IFRS 8 (Operating Segments) from 1 January 2007. These standards will affect the disclosures, but not the recognition and valuation rules.

Disclaimer

Reservation concerning forward looking statements

This year report contains forward looking statements concerning future events. Those forward looking statements are based on the current information and assumptions of the SNS REAAL management concerning known and unknown risks and uncertainties.
Forward looking statements do not relate to definite facts and are subject to risks and uncertainty. The actual results may differ considerably as a result of risks and uncertainties relating to SNS REAAL's expectations regarding such matters as the assessment of market risk or possible acquisitions, or business expansion and premium growth and investment income or cash flow predictions or, more generally, the economic climate and changes in the law and taxation.
SNS REAAL cautions that expectations are only valid on the specific dates, and accepts no responsibility for the revision or updating of any information following changes in policy, developments, expectations or the like.

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price-sensitive press releases details

The Market Abuse Act became effective on October 1, 2005. On the basis of Article 47(1) of the Act on the Supervision of the Securities Trade 1995 (Wte 1995), public companies listed on Euronext Amsterdam are required to publicize price-sensitive information through the use of, among others, a press release. On the basis of Article 47(9) of the Wte 1995, the AFM is required to maintain a public register of these press releases.

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Publication date:	**15 jan 07 - 17:25**
Legal name:	**SNS Reaal N.V.**
Title:	**REAAL besteedt verwerking hypotheken voor deren uit aan Ordina**
Comments:	Utrecht, 15 januari 2007 - REAAL Verzekeringen wil de administratieve verwerking van de hypothecaire leningen die zij afsluit voor derden uitbesteden aan Ordina. Beide partijen hebben hiertoe vandaag een intentieverklaring ondertekend. Het betreft de outsourcing van de back office activiteiten voor de hypothecaire geldleningen voor derden die ten behoeve van REAAL worden geadministreerd. De administratie van de eigen hypotheken voor bijvoorbeeld SNS Bank en BLG Hypotheken blijft SNS REAAL zelf uitvoeren. Het streven is om de uitvoering van deze business processen per 1 april 2007 over te dragen aan Ordina. Voor REAAL betekent uitbesteding aan Ordina een solide continuering van haar werkzaamheden als innovatieve hypotheekverstrekker voor derde partijen. Het stelt REAAL in staat zich verder te richten op het verbeteren van haar producten en de propositie in de markt. Bij deze transactie zijn tussen de 20 en 25 medewerkers van REAAL betrokken. Voor Ordina vormt business process ondersteuning (BPO) bij hypotheekadministraties een speerpunt. Met deze transactie verstevigt Ordina haar leidende positie als BPO dienstverlener voor bancaire backoffice business processen in Nederland. De voorgenomen overeenkomst heeft een looptijd van zeven jaar en een contractwaarde van circa € 25 miljoen. Meer informatie: SNS REAAL Concern Communicatie concerncommunicatie@snsreaal.nl Tel: +31 (0)30 291 4844

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Related documents
200701150000000048_15012007 REAAL Ordina ENG.pdf
200701150000000048_15012007 REAAL Ordina NL.pdf

Date of most recent update: 31 dec 07

AFM

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SNS REAAL

REAAL outsources processing of third party mortgages to Ordina

Utrecht, 15 January 2007 - REAAL Verzekeringen intends to delegate to Ordina the administrative work relating to mortgage loans which it concludes for third parties. The two parties today signed a letter of intent to that effect. The agreement covers the outsourcing of the back office activities for the mortgage loans for third parties which are administered on behalf of REAAL. SNS REAAL continues to administer the Group's own mortgages, for instance on behalf of SNS Bank and BLG Hypotheken. The aim is to hand over the execution of these business processes to Ordina as from 1 April 2007.

For REAAL, outsourcing to Ordina represents the sound continuation of its activities as an innovative mortgage lender for third parties, enabling REAAL to concentrate on improving its products and its market proposition.

Between 20 and 25 employees will be affected by this transaction.

For Ordina, business process support (BPO) in regard to mortgage administration is a key aim. This deal strengthens Ordina's leading position as a BPO service provider for bank back office business processes in the Netherlands.

The proposed contract has a seven year term and is worth around € 25 million.

For further information, please contact:
SNS REAAL Group Communication
concerncommunicatie@snsreaal.nl
Tel: +31 (0)30 291 4844

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issued capital details

Below are the details of the selected notification. The **Total issued capital** can be used to calculate your major holding. This total is de position after the notified changes of the issued capital and the voting rights attached to that capital have been processed.

If the change of the issued capital is disclosed per quarter the totals of the first two months of that quarter are displayed individually. Quarterly notifications are not relevant in calculating major holdings. When the duty to disclose arises because the capital has changed by 1% or more compared to the previous disclosure, you can find the details of the notification under "Changes capital /voting rights"

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Date of disclosure:	**13 sep 07**
Issuing institution:	**SNS Reaal N.V.**
Registration Chamber of Commerce:	
Place:	**Utrecht**

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Total issued capital

Total issued capital	Total voting rights
426200351,04 EUR	261472608,00

Previous notification

Type of share	Par value	Number issued	Number of votes per share	Number certified
Ordinary share	1,63	258555997	1	0

New notification

Type of share	Par value	Number issued	Number of votes per share	Number certified
Ordinary share	1,63	261472608	1	0

Date of most recent update: 31 dec 07

AFM

AFM

Report by the chairman

SNS REAAL has had a very exciting year. The listing was a historic event for our company, augmenting our strategic flexibility and enhancing the reputation of our company and our brands and products. An almost 15% increase in the net profit is a good result considering the challenging market conditions.

Good result and stronger basis for growth

Our net profit grew by 14.9% to reach € 371 million. The lower income from our mortgage activities was offset by the result from investments for own account and risk, savings and investment products, and higher net premiums. Acquisitions and the expansion of our existing activities have both strengthened our basis for further growth. In mortgages, our distribution strength was reinforced by closer links with purchasing consortia and mortgage chains. Our successful savings products and the success formula SNS Fundcoach generated strong growth in the number of customers. With the launch of a complete line in occupational disability insurance products, we are offering intermediaries a more comprehensive range for the SME market. SNS Bank's presence in the Randstad area was expanded by the opening of five new branches.

Acquisitions strengthen position in property finance and distribution power

With Bouwfonds Property Finance we have acquired one of the major players in property finance in the Netherlands. With effect from 1 December 2006, the activities have been consolidated, and are continuing under the name SNS Property Finance. They will be amalgamated with our existing property finance activities. At the end of 2006 the SNS Property Finance loan portfolio stood at € 8.8 billion. This comprises 64% investment finance (Netherlands only) and 36% project finance (both in the Netherlands and abroad). 77% of the loans are granted in the Netherlands, and 23% internationally. This acquisition reinforces our market position in SMEs and reduces our dependence on the mortgage market.

With the planned acquisition of Regio Bank we shall strengthen our existing franchise banking activities. In the Randstad area, a key growth market for SNS REAAL, this planned acquisition will boost our presence by adding around 55 branches. The new combination of CVB Bank and Regio Bank, which will be operating under the name of SNS Regio Bank, will have a leading franchise position in the field of banking products in the Netherlands, with the ability to achieve substantial cost synergies. The mortgage and savings portfolios of SNS Regio Bank will total € 5.3 billion and € 4.7 billion respectively.

Innovation and focus

Changes in competition, rules and regulations, customer requirements and trends are creating increasingly turbulent conditions in our markets, demanding alertness, speed and flexibility. With our clear focus on core products and customer groups, and our customer-focused, efficient organisation and systems, we are establishing a clear position, distinct from larger market players, with innovative, appealing products and a short time-to-market. This is reflected in the introduction of the 'budget mortgage', the first basic mortgage giving customers freedom to purchase only those options they really need, and innovative services such as Live@dvies via the internet, and a talking digital bank card, the digipas, for the visually impaired. This type of innovation contributes to growth in customer numbers and improves our brand awareness and market reputation.

Moderate risk profile

By focusing on banking and insurance products for retail and SME customers, SNS REAAL has a moderate risk profile. We pay close attention to cost control, efficient use of capital, a strict pricing policy and risk management. The activities of Bouwfonds Property Finance mean a higher risk profile, but that is balanced by higher margins and diversification benefits.

Key aims for 2007

SNS REAAL made significant progress in 2006 in the implementation of its strategy. We aim to become the favourite bank and insurer of many more retail and SME customers. We will therefore continue on our chosen path. The most important objectives for 2007 are: to strengthen our core brands, to achieve growth in the SME market, to strengthen distribution capability and to further improve efficiency. Over the coming years, we will be focusing on expanding the customer base, including in the SME market. The activities of SNS Property Finance are a major asset here. But we also aim at growth on the SME market through other bank products, pensions, occupational disability insurance products and non-life insurance products. We aim to achieve this growth both through our existing activities and through acquisitions.

Chairman of the Executive Board,
Sjoerd van Keulen

SNS REAAL

In € millions	2006	2005	Change	2nd half year 2006	1st half year 2006
Income banking operations					
Net interest income banking operations	567	595	(4.7%)	295	272
Net commission and management fees	120	114	5.3%	57	63
Other income	81	56	44.6%	30	51
Total income banking operations	**768**	**765**	**0.4%**	**382**	**386**
Income insurance operations					
Net premium income	1,958	1,745	12.2%	886	1,072
Result on investments	576	545	5.7%	274	302
Result on investments for insurance contracts on behalf of policyholders	215	394	(45.4%)	225	(10)
Result on derivatives and other financial instruments	(9)	(2)	(350.0%)	(6)	(3)
Other income	55	50	10.0%	29	26
Total income insurance operations	**2,795**	**2,732**	**2.3%**	**1,408**	**1,387**
Other income and eliminations	4	(17)	123.5%	(2)	6
Total income	**3,567**	**3,480**	**2.5%**	**1,788**	**1,779**
Technical expenses on insurance contracts	2,054	2,095	(2.0%)	1,048	1,006
Acquisition costs for insurance operations	218	167	30.5%	100	118
Value adjustments to financial instruments and other assets	35	60	(41.7%)	19	16
Staff costs	503	443	13.5%	252	251
Other expenses	298	299	(0.3%)	151	147
Total expenses	**3,108**	**3,064**	**1.4%**	**1,570**	**1,538**
Operating profit before taxation	**459**	**416**	**10.3%**	**218**	**241**
Taxation	88	93	(5.4%)	33	55
Net profit for the period	**371**	**323**	**14.9%**	**185**	**186**
Net profit banking operations	**214**	**204**	**4.9%**	**102**	**112**
Net profit insurance operations	**170**	**140**	**21.4%**	**92**	**78**
Net profit group activities	**(13)**	**(21)**	**38.1%**	**(9)**	**(4)**
Earnings per share (€)	**1.65**	**1.55**	**6.5%**	**0.78**	**0.87**
Diluted earnings per share (€)	**1.65**	**1.55**	**6.5%**	**0.78**	**0.87**
Total assets	**79,742**	**68,088**	**17.1%**	**79,742**	**69,996**
Group equity	**3,200**	**2,528**	**26.6%**	**3,200**	**2,920**
Ratios					
Return on shareholders' equity	12.7%[1]	14.1%		12.1%	13.2%
Double Leverage	107.8%	105.3%		107.8%	86.7%
Average number of employees (FTE)	5,609	5,336	5.1%	5,641	5,473
SNS Bank:					
Efficiency ratio	62.6%	59.8%		65.4%	59.8%
BIS ratio	11.2%	11.9%		11.2%	11.8%
Tier 1 ratio	8.2%	8.7%		8.2%	8.6%
REAAL Verzekeringen:					
New annual premium equivalent *(in € millions)*	196	176[2]	11.4%	93	103
Operating cost/premium ratio	13.8%	13.5%		14.6%	13.1%
Solvency Life operations	236%	233%		236%	215%
Solvency Non-Life operations	279%	275%		279%	261%

[1]) ROE has been calculated with weighting the share issue of May.
[2]) New annual premium equivalent 2005 adjusted for EEV standards.

Highlights

- *Total income for own account increases to € 3,352 million (+8.6%).*
- *Operating profit before taxation rises to € 459 million (+10.3%).*
- *Tax rate down further to 19.2%, partly by reduction in the rate.*
- *Net profit increases to € 371 million (+14.9%).*
- *Earnings per share up to € 1.65 (+6.5%).*

2006 results compared to 2005

SNS REAAL's net profit grew by €48 million from €323 million to €371 million (+14.9%). The operating profit before taxation increased to €459 million (+10.3%). This increase was due to higher total income of €3,567 million (+2.5%), against an increase in total expenses to €3,108 million (+1.4%).

Net profit SNS REAAL



€ millions
400
350
300
250
200
150
100
50
0
2002
2003
2004
2005
2006
Net profit SNS REAAL

The results of SNS Bank and REAAL Verzekeringen are the principal components of SNS REAAL's results. At SNS Bank, net profit grew from €204 million to €214 million (+4.9%). Net profit of REAAL Verzekeringen increased to €170 million (+21.4%). In group activities, net profit improved to -€13 million.

Before allocation of the net profit on group activities, 56% of the net profit comes from SNS Bank and 44% from REAAL Verzekeringen. In view of the 21.4% increase in the net profit of REAAL Verzekeringen, the share in the total net profit of SNS REAAL has risen.

The results of SNS Property Finance have been consolidated in the results of SNS Bank since 1 December 2006. The existing property finance activities of SNS Bank will be transferred to SNS Property Finance in 2007. For December, the net profit of SNS Property Finance came to €6 million after the effect of the amortisation of intangible assets as a result of a purchase price allocation under IFRS and more expensive funding. On a pro forma basis, the net profit of SNS Property Finance would have come to €94 million for 2006 as a whole. In the notes below, the figures include the consolidation of SNS Property Finance.

At REAAL Verzekeringen, Nieuwe Hollandse Lloyd was included for the first full year. This acquisition took place at the end of the third quarter of 2005. Our share in Route Mobiel was increased from 40% to 100% in mid June 2006, and the results of Route Mobiel were consolidated in REAAL Verzekeringen from that date onwards.

Composition of Net profit 2006 (excluding group activities)



44%
56%
(2005: 59%)
SNS Bank
REAAL Verzekeringen

Composition of income SNS REAAL



€ millions
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2002
2003
2004
2005
2006
Net commission and other income
Net interest income banking operations
Result on investments
Net premium income

Income

SNS REAAL's total income grew by €87 million to €3,567 million (+2.5%). Income for own account was up by €266 million to €3,352 million (+8.6%).

SNS Bank's total income remained more or less steady. The decline in net interest income and the results on derivatives were offset by higher commission income and higher results on the sale of investments.

The total income of REAAL Verzekeringen increased by €63 million to €2,795 million (+2.3%). Total income for own account was 10.4% up at €2,580 million. Net premium income grew by 12.2% to €1,958 million, and investment income for own account was 5.7% up at €576 million.

Expenses

SNS REAAL's total expenses rose by €44 million to €3,108 million (+1.4%).

Composition of expenses SNS REAAL


€ millions
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2002
2003
2004
2005
2006
Other expenses
Acquisition costs for insurance operations
Staff costs
Value adjustments to financial instruments and other assets
Technical expenses on insurance contracts

SNS Bank's total expenses were €10 million higher at €517 million (+2.0%). Staff costs increased by €25 million, the main factors being projects relating to legislation and compliance, projects to improve efficiency in the fourth quarter. The cost increases were partly offset by lower value adjustments on financial instruments and other assets (−€14 million).

The total expenses of REAAL Verzekeringen increased by €24 million to €2,562 million (+0.9%). This increase was due mainly to higher acquisition costs (+€52 million) and higher staff costs (+€19 million), as well as a €41 million decline in technical expenses. The increased acquisition costs are related to higher net premium income, the consolidation of NHL and a second annual increment in amortisation costs as a result of the capitalisation of internal acquisition costs introduced in 2005. The increase in staff costs was mainly due to the consolidation of NHL and costs relating to issues in the field of legislation. Technical expenses for own account were up by €78 million to €1,391 million (+5.9%). This increase can be accounted for by higher net premium income and the consolidation of NHL including the earn-out expense following from this acquisition. The technical expenses on contracts on behalf of policyholders witnessed a fall of €119 million to €663 million (−15.2%). This decline was caused by lower investment results on these contracts.

Result of group activities

The group activities comprise the business units managed directly by SNS REAAL at holding company level, their income and expenses not being allocated to SNS Bank or REAAL Verzekeringen. These activities include SNS REAAL Invest, which has been largely dismantled, and – from 1 July 2006 – SNS Asset Management, managed directly by the Executive Board. The net result of SNS Asset Management for the first half of 2006 is included in the result of SNS Bank.

The result of group activities including consolidation adjustments improved by 38.1% to −€13 million net. The result was boosted (+€14 million) by the income on the cash flows from the listing and the release of provisions at SNS REAAL Invest. Higher costs due to projects relating to strategy and legislation and higher financing costs for the business units had a negative impact (−€9 million). SNS Asset Management achieved a positive net result in the second half of 2006. Assets under management grew by €2.1 billion to €16.4 billion (+14.7%).

Earnings per share

Earnings per share increased to €1.65 (+6.5%). For the second half of 2006, earnings per share came to €0.78, up by €0.01 (+1.3%) against the second half of 2005. Earnings per share for the second half of 2006 were down by €0.09 (−10.3%) against the first half year. On the other hand, the weighted average number of outstanding shares increased in the second half year to 234,212,268 (+9%). The new shares are fully taken into account for the purpose of calculating earnings per share from the date of issuance of the new shares. The diluted earnings per share also totalled €1.65.

Return on equity

The return on equity (ROE) of SNS REAAL, calculated by weighting the share issue at 8/12 year, came to 12.7% (2005: 14.1%), which was above the target of 12.5%. The return on equity was lowered by the May share issue, while the acquisition of Bouwfonds Property Finance, funded partly by the proceeds from the share issue, was not completed until 1 December 2006.

Tax rate

For 2006, the tax burden came to 19.2% (2005: 22.4%). The

Return on shareholders' equity SNS REAAL



%
18
16
14
12
10
8
6
4
2
0
2002
2003
2004
2005
2006
Return on shareholders' equity SNS REAAL

reduction in the tax rate was due to the decrease in the nominal rate of corporation tax, cut from 31.5% to 29.6%. Recalculation of deferred taxation, on account of the further cut in the nominal rate to 25.5% from 1 January 2007, also contributed to reducing the tax burden. For all of SNS REAAL the total impact amounted to € 15 million.

For SNS Bank, the effective tax rate was 14.7% (2005: 20.9%). The use of structured finance deals and recalculation of the net deferred tax liability (€9 million) following the cut in the corporation tax rate brought the effective tax rate down. For REAAL Verzekeringen the effective tax rate was 27.0% and was positively affected by the recalculation of deferred taxation totalling € 7 million.

Result for the 2nd half of 2006 compared to the 1st half of 2006

In the second half of 2006, SNS REAAL's total income was € 1,788 million, roughly equalling the total income of € 1,779 million in the first half of 2006. For SNS Bank, total income in the second half was slightly lower than in the first half year. For REAAL Verzekeringen, the opposite applied.

At SNS Bank, net interest income amounting to € 295 million was 8.5% higher than in the first half of 2006. This was due partly to the consolidation of SNS Property Finance from 1 December 2006 (+€ 16 million). In addition, mortgage and savings volumes were higher, the margins on savings products and SME activities improved and the ALM result improved in the second half of 2006. At the same time, penalty interest continued to decline. Banking commission income was down in the second half year because SNS Asset Management was placed under the direct management of the Group. Without that effect, commission income would have risen in the second half. Increased investment transactions on the part of SNS Bank customers led to higher securities commission and management fee income from funds in the second half of the year. At € 33 million, the result on investments was in line with the first half of 2006. Other income was lower due to limited negative results on derivatives in the second half year.

In the second half year, costs were driven up by addition to the provision for reorganisation and higher compliance costs. Value adjustments increased by € 6 million to € 21 million as a result of larger foreclosure shortfalls and speedier execution. Taxes were down sharply partly owing to revaluation of the net deferred tax liabilities reflecting the corporate tax cuts.

The decline in REAAL Verzekeringen's net premium income in the second half year from € 1,072 million to € 886 million was due to a fall in single premiums by € 83 million to € 281 million. Non-life premiums also declined by € 53 million to € 179 million in the second half year, the main reason being that a large part of the portfolio has a 1 January renewal date. The same is true for semi-group business; here too, most of the premiums are received in the first half year. The result on investments for own account was down by € 28 million in the second half year because sales results were mainly realised in the first half. At € 29 million, other income was slightly higher in the second half year than the € 26 million for the first half year. This item mainly comprises management fee income, initial commission on mortgage arrangements and commission from reinsurers.

Investments for the own account and risk of policyholders increased from a negative value of € 10 million in the first half year to € 225 million in the second half, particularly as a result of higher share prices. These investments are recorded at fair value, with all changes taken direct to the income statement. The portfolio consists of investments in fixed-income securities, equities and property. Higher technical expenses came to a corresponding amount. Technical expenses in Life operations were lower in the second half of the year due to the lower single premiums. In the second half year, an adjustment to the amortisation period of capitalised interest rate rebates to actuarial amortisation also resulted in a lower technical expense of € 11 million. After this adjustment, all interest rate rebates are amortised on an actuarial basis, creating a optimal match between income and expenses.

Staff costs and other operating expenses were at a comparable level in both six-month periods. Interest expenses were lower in the second half year as a result of lower intra-group financing costs.

Balance sheet

SNS REAAL's total assets increased from € 68.1 billion to € 79.7 billion (+17.1%). The acquisition of Bouwfonds Property Finance boosted the total assets by around € 9 billion at the end of 2006. The largest increase in the total assets concerned the item loans and advances to customers, up by € 10.6 billion. This was mainly due to an increase in property finance to € 8.8 billion owing to the acquisition of Bouwfonds Property Finance. The Mortgages item was up by € 2.3 bil-

lion. Here, portfolio growth amounted to €2.7 billion, while market value adjustments resulting from hedge accounting under IFRS led to a slight fall in the mortgages item on the balance sheet (–€0.4 billion).

Investments for own account grew by €0.7 billion to €10.6 billion (+6.8%). The main reason was an increase in the portfolio of bonds available for sale. Investments for insurance contracts on behalf of policyholders were up by €0.5 billion (+15.4%). Apart from the €1.3 billion increase in savings, most of the total assets growth was financed by the issue of debt certificates (+€5.6 billion) and private loans via credit institutions (+€4.1 billion). This partly resulted from the consolidation of SNS Property Finance. The main contributors to the €1.3 billion savings growth were the SNS SpaarMix and ASN Ideaalsparen products. The technical provision insurance operations increased by €0.6 billion to €13.3 billion as a result of the expansion in new insurance product business.

Group equity

The SNS REAAL group equity was €672 million higher at €3.2 billion (+26.6%). This increase was due to the proceeds of the listing (€404 million after deduction of expenses) and the net profit for 2006 of €371 million. Conversely, there was a decline of €52 million caused by payment of the interim dividend and a net fall of €51 million consisting mainly of unrealised revaluations of investments and cash flow hedges as a result of market developments and the realised sales of investments. The capital base increased by €720 million to €4.9 billion, while subordinated loans were €48 million higher at €1,366 million.

The capital base of SNS Bank grew from €2.6 billion to €3.5 billion. Owing to the acquisition of Bouwfonds Property Finance, SNS REAAL gave the capital of SNS Bank a €600 million boost by means of a paid-in share premium. In addition, in the second half of the year the capital base was further reinforced by raising subordinated loans. The Tier 1 capital increased from €1.8 billion to €2.3 billion and the increased subordinated capital augmented the total qualifying capital from €2.4 billion to €3.2 billion.

The capital base of REAAL Verzekeringen grew from €1.3 billion to €1.4 billion. The 2006 net profit of €170 million was offset by a dividend of €54 million paid to SNS REAAL and a net decline of €2 million in unrealised revaluations of investments for own account and risk, and cash flow hedges. The subordinated loans were down by €7 million.

The double leverage, expressing the ratio between the net asset value of the associated companies and subsidiaries and the SNS REAAL shareholders' equity, increased from 105.3% to 107.8%. While the shareholders' equity was amplified by the proceeds from the listing and the 2006 net profit, the

Shareholders' equity SNS REAAL



€ millions
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2002
2003
2004
2005
2006
Retained earnings
Reserves
Share premium
Issued share capital

Solvency levels SNS Bank



%
13
12
11
10
9
8
7
6
5
2002
2003
2004
2005
2006
BIS ratio
Tier 1 ratio
Core Capital ratio
Financial target BIS ratio (11.0%)
Financial target Tier 1 ratio (8.0%)
Financial target Core Capital ratio (6.0%)

Solvency levels REAAL Verzekeringen



%
500
450
400
350
300
250
200
150
100
50
0
2002
2003
2004
2005
2006
Non-life
Life
Financial target Solvency Non-life (200%)
Financial target Solvency Life (150%)

value of associated companies and subsidiaries increased, mainly because of a share premium of €600 million paid in to SNS Bank by SNS REAAL and the 2006 net profit generated by associated companies and subsidiaries (minus dividends paid out).

Solvency

The solvency of SNS Bank decreased slightly, though it remains strong. The slight fall was due to the increase in the risk-weighted assets of SNS Property Finance. The total risk-weighted assets amounted to €28,454 million (2005: €20,175 million). The Tier 1 ratio was 8.2% (2005: 8.7%), the BIS ratio 11.2% (2005: 11.9%) and the Core Capital ratio was 7.4% (2005: 6.9%).

The solvency of REAAL Verzekeringen was slightly higher in both the Life and the Non-Life business. In Life, solvency increased to 236% and in Non-Life to 279%.

SNS Bank

In € millions	2006	2005	Change	2nd half year 2006	1st half year 2006
Result					
Net interest income banking operations	567	595	(4.7%)	295	272
Net commission and management fees	120	114	5.3%	57	63
Result on investments	67	26	157.7%	33	34
Result on derivatives and other financial instruments	15	33	(54.5%)	(2)	17
Other operating income	(1)	(3)	66.7%	(1)	--
Total income	**768**	**765**	**0.4%**	**382**	**386**
Value adjustments to financial instruments and other assets	36	50	(28.0%)	21	15
Staff costs	283	258	9.7%	146	137
Depreciation and amortisation of tangible and intangible fixed assets	25	27	(7.4%)	12	13
Other operating expenses	173	172	0.6%	92	81
Total expenses	**517**	**507**	**2.0%**	**271**	**246**
Operating profit before taxation	**251**	**258**	**(2.7%)**	**111**	**140**
Taxation	37	54	(31.5%)	9	28
Net profit for the period	**214**	**204**	**4.9%**	**102**	**112**
Ratios					
Return on shareholders' equity	14.1%*	14.9%		13.1%	15.1%
Efficiency ratio	62.6%	59.8%		65.4%	59.8%
BIS ratio	11.2%	11.9%		11.2%	11.8%
Tier 1 ratio	8.2%	8.7%		8.2%	8.6%
Core Capital ratio	7.4%	6.9%		7.4%	6.8%

*) ROE has been calculated with weighting the paid-in share premium of December.

Highlights

- *Net interest income 8.5% higher in the second half year, 4.7% down for 2006 as a whole.*
- *Commission income increases to € 120 million (+5.3%).*
- *Share of mortgage market up from 7.6% in the first half year to 8.0% in the second half (2005: 8.3%).*
- *Return on equity of 14.1%, well above the target of 12.5%.*
- *Positive contribution to profits by SNS Property Finance.*

Result

The results of SNS Property Finance have been consolidated in the SNS Bank results from 1 December 2006. The existing property finance portfolio by SNS Bank will be transferred to SNS Property Finance in 2007. In December 2006, the total income of SNS Property Finance came to € 15 million and the total expenses € 6 million. The net profit of SNS Property Finance came to € 7 million in December, and € 6 million after purchase price accounting and more expensive funding. On the basis of the pro-forma figures of SNS Property Finance as shown at the end of this section, the 2006 result came to € 94 million against € 84 million for 2005 (+11.9%). In the subsequent notes the figures include the consolidation of SNS Property Finance.

In 2006, the net profit of SNS Bank grew from € 204 million to € 214 million (+4.9%), including € 6 million from SNS Property Finance. Total income was up from € 765 million to € 768 million (+0.4%). The contribution from SNS Property Finance, higher net commission income, and the results of investment sales compensated for the fall in interest income and the results on derivatives and other financial instruments. Total expenses increased from € 507 million to € 517 million (+2.0%).

Staff costs were up by €25 million, mainly as a result of projects relating to legislation and compliance, projects to improve efficiency and the consolidation of SNS Property Finance. The higher costs were partly offset by lower value adjustments to financial instruments (–€14 million). The tax item was down as a result of a partial release of past deferred tax liabilities owing to the adjustment of the corporation tax rate in 2007.

Net profit SNS Bank


€ millions
250
200
150
100
50
0
2002
2003
2004
2005
2006
Net profit SNS Bank

The return on equity (ROE) came to 14.1% in 2006 (2005: 14.9%). Excluding SNS Property Finance and the effect of the capital increase of that acquisition, the ROE would have been 14.2%, also well above the long-term target of 12.5%.

Efficiency ratio SNS Bank


%
66
65
64
63
62
61
60
59
58
57
2002
2003
2004
2005
2006
Efficiency ratio SNS Bank

The efficiency ratio increased from 59.8% to 62.6%. The rise was due mainly to lower income as a result of the lower net interest income, and higher staff costs caused by projects relating to legislation and compliance as well as efficiency.

Composition of income at SNS Bank

The share of net interest income in total income was down slightly from 78% to 74%.

Net interest income

In 2006, net interest income declined from €595 million to €567 million (–4.7%). This fall was due mainly to lower income from ALM results due to a rise in the short-term interest rate combined with a further flattening of the yield curve. During 2006, the interest rate position was shortened further, reducing SNS Bank's sensitivity to future increases in the short-term interest rate. The adjustment of the interest rate position brought an improvement in the ALM results in the second half of the year compared to the first half.

Commercial interest income remained stable. Competition on the mortgage market caused a structural decline in the margin on new mortgage business, thus reducing the net interest income. This was offset by expansion of the mortgage volume in the second half year, which boosted our market share from 7.6% in the first half year to 8.0% in the second half, and an improvement in the margins on savings business.

The movement in interest rates caused the mortgage refinancing market to contract during the year. Gross income from penalty interest therefore declined from €90 million to €53 million (–41.1%). In the second half of the year, penalty interest income totalled €17 million, with a downward trend during that period.

In a fiercely competitive mortgage market, SNS Bank aimed to achieve a sound balance between margin and volume, so that its market share dropped slightly from 8.3% to 8.0%. The innovative SNS Budgethypotheek and strengthening of distribution, e.g. by stepping up the links with purchasing consortia, made a contribution here. In the existing mortgage portfolio, retention improved in the second half of the year. Our share of the savings market grew from 6.0% to 6.3%, mainly as a result of the successful products SNS SpaarMix, ASN Optimaalrekening, ASN Ideaalsparen and CVB SpaarPlus.

The SNS Bank mortgage portfolio including SME mortgages grew from €42.6 billion to €44.9 billion (+5.6%). All labels

Composition of income SNS Bank


€ millions
1,000
750
500
250
0
2005
2006
Other income
Net commission and management fees
Net interest income banking operations

(SNS Bank, BLG Hypotheken and CVB Bank) made a positive contribution to growth. The Dutch mortgage market expanded from €500 billion to €540 billion (+7.4%). The savings entrusted to SNS Bank were up from €12.3 billion to €13.7 billion (+10.9%). The Dutch savings market grew from €211 billion to €220 billion (+4.3%).

The SME loan portfolio produced organic growth of €0.4 billion from €2.6 billion to €3.0 billion. Including the SNS Property Finance loan portfolio, which totalled €8.8 billion at the end of 2006, the total SME loan portfolio came to €11.8 billion at the end of 2006. The property finance market requires specialist expertise and has a higher risk profile, hampering market access for new suppliers and permitting better commercial margins than on the mortgage market.

Net commission and management fees

Commission and management fees were up from €114 million to €120 million (+5.3%). Excluding the activities of SNS Asset Management, which were transferred to the group activities from 1 July 2006, growth came to 13%. That transfer caused the commission and management fees to decline by €7 million in the second half of 2006.

Securities commission was boosted by our customers' increased activities on the stock market. The number of active SNS Fundcoach customers was up from 9,700 to 18,200 (+87.6%), resulting in more securities trading and management fees. The market value of the assets invested at SNS Fundcoach grew from €298 million to €589 million (+97.7%). The management fees for the SNS Bank and ASN Bank house funds also increased. SNS Securities made a larger contribution to commission, particularly as a result of the securities consultancy and asset management activities taken over from Van der Hoop in 2006, and the expansion in activities relating to equities. The commission earned by SNS Assurantiën, SNS Bank's independent insurance consultancy, increased sharply, taking into account the modest scale.

Result on investments

The result on investments surged from €26 million to €67 million (+157.7%) owing to the gains realised on bond sales. In view of the size of the revaluation reserve at the end of 2006, the yield curve and the interest rate climate, the results on investments will be substantially lower in the future.

Result on derivatives and other financial instruments

The result on derivatives and other financial instruments dropped from €33 million to €15 million (−54.5%). This item was lower due to lower market value changes under IFRS.

Value adjustments to financial instruments and other assets

The cost of value adjustments to financial instruments and other assets declined from €50 million to €36 million (−28.0%). In particular, the improvement in credit risk management and the more favourable economic climate resulted in a lower allocation to value adjustments for the SME business. The allocations relating to the private mortgage business exceeded last year's figure, mainly because of more stringent procedures for non-performing loans and higher shortfalls on foreclosure and speedier execution.

Staff costs

Staff costs were up from €258 million to €283 million (+9.7%). The number of employees increased by 151 to 3,272 FTEs. Excluding SNS Property Finance, the number of FTEs came to 3,035 at the end of 2006 (2005: 3,121). This led to higher permanent staff costs. In addition, €3 million was added to the reorganisation provision. Temporary staff costs increased sharply as a direct result of more temporary workers being hired in the fourth quarter in carry out projects, particularly in connection with legislation (customer identification, implementation of Basel II) and efficiency. The cost reductions (approx. 200 FTEs) resulting from the STP projects and the reorganisation of the SME business in the second half of 2007 are likely to produce the anticipated savings on expenses.

Depreciation of tangible assets and amortisation of intangible assets

Depreciation decreased from €27 million to €25 million (−7.4%), primarily due to the disposal of some properties.

Other operating expenses

Other operating expenses showed a fractional increase from €172 million to €173 million (+0.6%). Lower IT and accommodation costs were offset by increased marketing costs, required mainly for projects concerning legislation and efficiency.

Pro-forma figures for SNS Property Finance

For comparison, we have included pro-forma figures for SNS Property Finance for the years 2005 and 2006. In 2007, the property finance activities that are recorded at SNS Bank, will be transferred to SNS Property Finance.

These pro-forma figures are based on the accounting policies of ABN AMRO Bouwfonds N.V., the former parent company of SNS Property Finance, and do not take into account the effects of purchase price accounting and more expensive funding. For pensions and associates (including joint ventures), the data available are not yet sufficient to permit calculations on the basis of the SNS REAAL accounting policies.

In € millions	Pro-forma 2006	Pro-forma 2005	Change	Pro-forma December 2006	SNS Property Finance December 2006
Total income	199	185	7.6%	17	15
Total expenses	66	60	10.0%	6	6
Operating profit before taxation	**133**	**125**	**6.4%**	**11**	**9**
Taxation	39	41	(4.9%)	4	3
Net profit for the period	**94**	**84**	**11.9%**	**7**	**6**
Group equity	638	548	16.4%	634	645
Efficiency ratio	27.6%	27.1%		29.4%	33.3%

Before the acquisition, the Bouwfonds organisation used central holding company services for which the costs were not passed on in full to the subsidiaries. However, those costs are attributed in the 2006 figures in the above table. For the purpose of comparison, these costs are attributed in the 2005 figures, using the actual amount allocated for 2006 (€4 million before tax).

The figures for December 2006 included in the SNS REAAL financial statements are shown in the column Property Finance December 2006. The net profit of €6 million is inclusive of the effects of purchase price accounting under IFRS and more expensive funding.

REAAL Verzekeringen

In € millions	2006	2005	Change	2nd halfyear 2006	1st halfyear 2006
Result					
Premium income	2,007	1,789	12.2%	902	1,105
Reinsurance premiums	49	44	11.4%	16	33
Net premium income	1,958	1,745	12.2%	886	1,072
Net commission and management fees	50	43	16.3%	26	24
Result on investments	576	545	5.7%	274	302
Result on investments for insurance contracts on behalf of policyholders	215	394	(45.4%)	225	(10)
Result on derivatives and other financial instruments	(9)	(2)	(350.0%)	(6)	(3)
Other operating income	5	7	(28.6%)	3	2
Total income	**2,795**	**2,732**	**2.3%**	**1,408**	**1,387**
Technical expenses on insurance contracts	1,391	1,313	5.9%	621	770
Technical expenses on insurance contracts on behalf of policyholders	663	782	(15.2%)	427	236
Technical expenses on insurance contracts	**2,054**	**2,095**	**(2.0%)**	**1,048**	**1,006**
Acquisition costs for insurance operations	240	188	27.7%	112	128
Value adjustments to financial instruments and other assets	(2)	7	(128.6%)	(2)	--
Staff costs	146	127	15.0%	71	75
Depreciation and amortisation of tangible and intangible fixed assets	16	11	45.5%	9	7
Other operating expenses	74	69	7.2%	38	36
Other interest expenses	34	41	(17.1%)	12	22
Total expenses	**2,562**	**2,538**	**0.9%**	**1,288**	**1,274**
Operating profit before taxation	233	194	20.1%	120	113
Taxation	63	54	16.7%	28	35
Net profit for the period	**170**	**140**	**21.4%**	**92**	**78**
Ratios					
Return on shareholders' equity	13.6%	12.9%		15.4%	13.3%
Operating cost/premium ratio	13.8%	13.5%		14.6%	13.1%
Solvency Life operations	236%	233%		236%	215%
Solvency Non-Life operations	279%	275%		279%	261%
New annual premium equivalent *(in € millions)*	196	176[1]	11.4%	93	103
Value New Business *(in € millions)*	20	15	33.3%		
Combined ratio Non-Life operations	98.9%	98.1%		97.9%	99.9%
Claims ratio	56.5%	51.7%		58.4%	55.3%

[1]) New annual premium equivalent 2005 adjusted for EEV standards.

Highlights

- *Net premium income increases to € 1,958 million (+12.2%).*
- *Net profit on Life business up to € 149 million (+31.9%).*
- *Pressure on net profit from Non-Life operations due to higher combined ratio.*
- *Value of New Life Business increases to € 20 million (+33.3%).*
- *Return on equity up to 13.6% (2005: 12.9%).*

Result

The net profit of REAAL Verzekeringen rose from € 140 million to € 170 million (+21.4%). In Life operations, the profit increased from € 113 million to € 149 million (+31.9%). Profits growth was achieved by higher premium income and income from investments for own account, and a slight fall in expenses. In the Non-Life operation, profits were down from € 27 million to € 21 million (−22.2%), mainly because of a higher claims ratio, driven up by incidental claims and the consolidation of NHL, which comprises a number of activities with an inherently higher claims ratio. The combined ratio edged upwards, but improved in the second half of the year.

Net profit REAAL Verzekeringen


€ millions
200
150
100
50
0
-50
2002
2003
2004
2005
2006
Net profit REAAL Verzekeringen

The return on equity increased from 12.9% in 2005 to 13.6% in 2006. The improvement in the return was due to the increase in the net profit, and was reinforced by a reduction in the revaluation reserve for bonds and derivatives.

Income

The increase in the total income of REAAL Verzekeringen from €2,732 million to €2,795 million (+2.3%) was generated mainly by the €213 million growth of net premium income. In Life, there was a rise in both regular premium income (+7.6%) and single premium income (+10.4%). In Non-Life, net premium income was boosted by the acquisition of Nieuwe Hollandsche Lloyd (NHL) in September 2005. REAAL Verzekeringen thereby increased its share of the SME non-life market significantly.

The result on investments for own account was up by €31 million. Owing to the persistently low long-term interest rate, funds becoming available from the fixed-income portfolio were reinvested at lower rates. This depressed the investment result. The increased stake in equities and property, which generated more income, had a positive impact on the investment results. The proceeds from disposals, included in the result on investments for own account, increased by 18.6% to €80 million in 2006.

Composition of income for own account REAAL Verzekeringen


€ millions
3,000
2,500
2,000
1,500
1,000
500
0
2005
2006
Other income
Result on investments
Net premium income

Composition of net premium income REAAL Verzekeringen


5%
6%
1%
9%
6%
73%
Life individual
Life collective
Non-life motor vehicles
Non-life accident and health
Non-life fire
Non-life other

Expenses

The total expenses of REAAL Verzekeringen increased from €2,538 million to €2,562 million (+0.9%). The lower result on investments for insurance contracts on behalf of policyholders, which caused the technical expenses on insurance contracts on behalf of policyholders to decline, had a positive influence on the level of expenses. The increase in technical expenses, caused by the expansion of the Life portfolio, a higher volume of new single premium business and higher non-life premiums had a limited impact. The change in the method of amortising the interest rate rebate had a positive influence of €11 million on the technical expenses in the second half year.

Operating cost/premium ratio

The operating cost/premium ratio increased from 13.5% to 13.8%, mainly as a result of the higher amortisation in respect of capitalised internal acquisition costs. Additional expenses were also incurred because of the need to hire in staff for various projects. Operating expenses were also higher due to the fact that the activities originating from NHL were consolidated for the first time for a full year as well as the acquisition of Route Mobiel. In mid 2006, the stake of Route Mobiel was increased to 100% so that expenses were included for the first time in the consolidated figures of REAAL Verzekeringen. In 2006 a survey was conducted on cost allocation at REAAL Verzekeringen. The revised parameters for the allocation of indirect costs are being implemented from 1 January 2007.

Results REAAL Verzekeringen Life

Net profit

The net profit of the Life operation was up from € 113 million to € 149 million (+31.9%).

Income

Net income from regular life premiums grew by € 64 million to € 902 million (+7.6%). This growth was produced by organic expansion of the portfolio (€ 42 million) and the full-year consolidation of the former NHL portfolio (€ 14 million). Single life premiums increased by € 61 million to € 645 million (+10.4%). Immediate Annuities was the main product group to see an expansion in new business.

The result on investments for own account was up by € 33 million to € 549 million (+6.4%). The effect of the persistently low capital market interest rate was more than offset by the increased stake in equities and property, which generated more income. Results on derivatives and other financial instruments were down, mainly because of the movement in the US dollar in 2006. That fall was offset by higher values for dollar-denominated equities.

New annual premium equivalent and market shares

The new annual premium equivalent rose by € 20 million to € 196 million (+11.4%). The value of new business margin improved to 10.2% (2005: 8.5%)

In regular Life operations, the market share was down from 15.2% to 14.7%, owing to strong growth of the life-course savings market which expanded the life market as a whole. The life-course savings market offers limited scope for insurers and is dominated by a number of large insurers and suppliers linked to large pension funds.

In life insurance, the value of new business (VNB) increased to approximately € 20 million, a rise of € 5 million against 2005. The value in force was up from € 508 million to approximately € 818 million. These increases were due mainly to a higher expected long-term interest rate, better returns on equities, improved mortality results and more efficient, appropriate cost levels for the various product groups.

Expenses

In the Life operation, total expenses were down from € 2,216 million to € 2,140 million (−3.4%). The acquisition costs for insurance operations increased to € 135 million (+31.1%). In the case of sales of new products based on regular pre-

Results REAAL Verzekeringen Life

In € millions	2006	2005	Change	2nd half year 2006	1st half year 2006
Result					
Regular life premiums	902	838	7.6%	426	476
Single life premiums	645	584	10.4%	281	364
Net premium income	**1,547**	**1,422**	**8.8%**	**707**	**840**
Result on investments	549	516	6.4%	260	289
Result on investments for insurance contracts on behalf of policyholders	215	394	(45.4%)	225	(10)
Result on derivatives and other financial instruments	(9)	(2)	(350.0%)	(6)	(3)
Other income	41	39	5.1%	22	19
Total income	**2,343**	**2,369**	**(1.1%)**	**1,208**	**1,135**
Technical expenses on insurance contracts	1,821	1,930	(5.6%)	952	869
Acquisition costs for insurance operations	135	103	31.1%	66	69
Staff costs	100	95	5.3%	46	54
Other expenses	84	88	(4.5%)	41	43
Total expenses	**2,140**	**2,216**	**(3.4%)**	**1,105**	**1,035**
Operating profit before taxation	203	153	32.7%	103	100
Taxation	54	40	35.0%	23	31
Net profit for the period	**149**	**113**	**31.9%**	**80**	**69**

miums, the non-recurring acquisition costs are capitalised and amortised. This amortisation period is fully matched with the rate structure. Owing to the strong growth of new business in recent years, initial costs have therefore increased while at the same time the premium loadings have been reversed.

Since the fourth quarter of 2006, the life insurance sector has become embroiled in controversy concerning unit-linked insurance. REAAL Verzekeringen has not made any provisions in that connection.

Results REAAL Verzekeringen Non-Life

Net profit

The net profit of the Non-Life operation was down from € 27 million to € 21 million (–22.2%). The NHL figures were consolidated for the whole year, whereas in 2005 that was the case from the fourth quarter only. The main reason for the decline in net profit was an increase in the amount of claims, which was reflected in a higher claims ratio and a higher combined ratio. The fall in the combined ratio in the second half of the year was due to a decline in the technical expenses.

Income

Net premium income grew to €411 million (+27.2%). This increase, and hence the rise in total income, is attributable almost entirely to the acquisition of NHL as of the end of September 2005. The bulk of this portfolio comprises the Fire, Motor and Transport product groups. The reinsurer's share in total premium income increased, also as a result of the NHL take-over. The organic growth of premium income was virtually zero, owing to the severe pressure on non-life rates.

Investment income was 6.9% down at € 27 million, owing to the lower long-term interest rate. Funds becoming available in 2005 and 2006 were reinvested at considerably less favourable interest rates. In spite of this, the result on investments improved in the second half year.

Expenses

In the Non-Life operation, total expenses were up from € 322 million to €422 million (+31.1%). The increase in the technical expenses was almost entirely due to the acquisition of NHL. Those expenses also include an earn-out expense of € 13 million (2005: € 3 million). That cost was offset by positive run-off results in previous years. When acquiring NHL it was decided to structure an earn-out arrangement whereby the run-off results are shared with the seller.

The former NHL portfolio comprises a significant proportion of product/market combinations with an inherently higher claims ratio than the original REAAL portfolio. Amalgamation of the two portfolios was one factor which pushed up the combined ratio from 98.1% to 98.9%.

Acquisition costs increased by € 20 million to € 105 million (+23.5%). The increase was due to higher premium income (+27.2%). The relative decline is attributable to a lower average cost of commission on the integrated NHL portfolio.

Results REAAL Verzekeringen Non-Life

In € millions	2006	2005	Change	2nd half year 2006	1st half year 2006
Result					
Non-Life premiums	411	323	27.2%	179	232
Net premium income	**411**	**323**	**27.2%**	**179**	**232**
Result on investments	27	29	(6.9%)	14	13
Other income	14	11	27.3%	7	7
Total income	**452**	**363**	**24.5%**	**200**	**252**
Technical expenses on insurance contracts	233	165	41.2%	96	137
Acquisition costs for insurance operations	105	85	23.5%	46	59
Staff costs	46	32	43.8%	25	21
Other expenses	38	40	(5.0%)	16	22
Total expenses	**422**	**322**	**31.1%**	**183**	**239**
Operating profit before taxation	30	41	(26.8%)	17	13
Taxation	9	14	(35.7%)	5	4
Net profit for the period	**21**	**27**	**(22.2%)**	**12**	**9**

The increase in staff costs and other operating expenses is due largely to the transfer of NHL employees. The increase was moderated by the achievement of cost synergies. The synergy gains are reflected in a lower operating cost/premium ratio, down from 21.0% in 2005 to 19.4% in 2006. The cost increase is also due to investment in the disability insurance product group.

Sound balance between return and risk

SNS REAAL operates on the basis of a sound balance between risk and return, while aiming at a moderate risk profile. Our risk profile is determined by our focus on retail and SME customers, the Dutch market and the three core product groups: mortgages and property finance, savings and investments and insurance. Following the acquisition of SNS Property Finance, SNS REAAL still retains a sound balance between return and risk.

Developments concerning our risk profile

The following had a beneficial effect on the ratio between risk and return in 2006:

- Listing in May 2006: this gave us better access to the capital market and more flexibility in raising capital.
- Greater diversity in income: acquisition of Bouwfonds Property Finance and the link-up with the Goudse (illness-related absenteeism policies) increased the diversity of the product portfolio and the composition of the income.
- Rising interest rate: like most other insurers, REAAL Verzekeringen benefits from a high and rising interest rate. In view of the rising interest rate, REAAL Verzekeringen aimed at a relatively large interest rate position, which increased the embedded value (EEV) of REAAL Verzekeringen.
- Growth of the REAAL Verzekeringen equity portfolio: the weight of equities in the investment portfolio was increased in 2006, giving a higher equity exposure. The expansion after the end of 2005 forms a position in which the downside risk is hedged.
- Flatter yield curve: since the yield curve has become almost flat, SNS Bank has reduced its interest rate position.

The following had an adverse effect on the ratio between risk and return in 2006:

- Price competition on mortgages: Owing to the keen competition on mortgages, a number of important product lines offered promotional rates geared to volume rather than price.
- New legislation: this entailed high implementation costs for financial institutions once again in 2006. In many cases, the (final) text of this legislation is not available until a very short time before entry into force. In addition, there is a risk that new legislation may be interpreted differently by customers, the various supervisory authorities and SNS REAAL, with possible damage to our reputation.

Economic capital

The developments concerning the risk profile were reflected in the required economic capital:

- Increase in the required economic capital of SNS Bank owing to acquisition of Bouwfonds Property Finance (particularly credit risk).
- The ALM position of SNS Bank has declined in relative terms, in line with the reduction in the interest rate position.
- Decline in the required economic capital at REAAL Verzekeringen, due to the increase in the interest rate at the end of 2006. This reduced the value of the guarantees in the insurance liabilities.

The chart below compares the required economic capital with the required and actual regulatory capital. SNS REAAL is constantly endeavouring to improve its internal economic capital models. The graph below gives only an indication of SNS REAAL's risk profile.

Necessary versus required capital 2006



€ millions
5,000
4,000
3,000
2,000
1,000
0
SNS Bank
REAAL Verzekeringen
SNS REAAL
Available regulatory capital (non core)
Available regulatory capital (core)
Required regulatory capital (internal)
Required regulatory capital (minimum)
Required economic capital

The conclusion is that SNS REAAL is properly capitalised, in terms of both regulatory capital and required economic capital. Since SNS REAAL has an open capital structure following its listing, its subsidiaries can be more modestly capitalised. Internal and external constraints are always taken into account. Surplus capital can thus be released and used for other purposes, such as acquisitions.

Market risk

The duration of the equity of SNS Bank is the main interest rate risk indicator for the bank. This indicator ranges between 3 and 8. The duration declined from 5.8 at year-end 2005 to 3.9 at year-end 2006. The position at the end of 2006 includes the interest rate position of SNS Property Finance, which was fully integrated into the ALM position of SNS Bank as at 1 December 2006. During 2006, the value-at-risk (99% on an annual basis) averaged 11% of the market value of the equity. At the end of 2006, the value-at-risk stood at 12%. The earnings-at-risk (99% on an annual basis) averaged €40 million during 2006.

The SNS Bank system of trading book limits worked well. The overall limit in terms of value-at-risk (99% on a daily basis) for the trading book was only €3 million, reflecting the low risk profile of this activity.

The REAAL Verzekeringen investment mix for own account changed slightly. The equity allocation was increased to 14% as planned. The 5% expansion of the equity exposure was constructed by means of an option strategy which limits the downside risk of that expansion. The chart below shows the composition of the investment mix at year-end 2006.

In 2006 the duration of the equity of REAAL Verzekeringen changed slightly, from −16.0 at year-end 2005 to −17.5 at year-end 2006.

Investment mix REAAL Verzekeringen for own account 2006


2%
14%
84%
Fixed-income securities
Equities and options
Investment property

Credit risk

Over 2006 as a whole, the credit risk quality of the SNS Bank mortgage portfolio presented a stable picture. The loan portfolio is managed on the basis of the instruments specified by Basel II. Credit score models are used that were specifically developed for SNS Bank. Probability of Default (PD) and Loss Given Default (LGD) are calculated. These factors are used to measure the quality and the expected return.

The Loan to Foreclosure Value (LtFV) is an important risk indicator for managing the portfolio. The LtFV indicates the amount advanced by stating the outstanding loan as a percentage of the foreclosure value of the property. The Loan to Market Value (LtMV) concerns the market value of the property.

In the case of the SNS Bank mortgage portfolio, the weighted average LtFV at the end of 2006 was 91% (year-end 2005: 92%). On the basis of the indexed LtFV it was 79% (year-end 2005: 81%). The weighted average LtMV remained stable at 80%. The indexed figures were 69% and 71% respectively.

The default rate remained steady in 2006 at 0.60%. In 2005 this percentage was higher, on average, and it also fluctuated more. The main reason is the further decline in the number of customers in arrears.

Provisions for the loan portfolio as a whole increased, mainly because of the acquisition of Bouwfonds Property Finance. The provision for bad debts as a ratio of the risk-weighted assets of SNS Bank has fallen from 0.80% in 2005 to 0.74%.

Provision for bad debt to risk weighted assets SNS Bank


%
1.00
0.90
0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
2002
2003
2004
2005
2006
Provision for bad debt to risk weighted assets SNS Bank

Gross insurance technical risks – REAAL Verzekeringen

The breakdown of the gross provision for insurance commitments excluding interest rate rebates has hardly changed, owing to the predominantly long-term character of the life insurer's provisions.

There was also little change in the breakdown of the gross provision for claims, owing to the character of the claims provision. REAAL Verzekeringen included an extra IBNR provision for the storm on the last weekend of December 2006. Apart from that storm, there were no claim events in 2006 entailing potentially large insurance liabilities.

Gross provision Life 2006


5%
9%
26%
60%
Individual life insurance in money
Individual life insurance in investment units
Group insurance in money
Group insurance in investment units

Adequacy of the technical provisions

The adequacy of the Technical Provisions is tested periodically. At the end of 2006, as at the end of 2005, the adequacy was well above the minimum provision calculated by the Liability Adequacy Test (LAT).

The Provision for Regular Benefits, the provision for current disability benefit claims, was well above the minimum provision calculated by the LAT at the end of 2006.

Gross provision Non-Life 2006


25%
15%
12%
8%
39%
Accident and health
Fire
Marine
Motor vehicles
Other

A quantitative test is conducted periodically to check the adequacy of the other claims provisions formed. At the end of 2006, part of the REAAL Verzekeringen portfolio and the Proteq Non-Life portfolio were tested in this way. The test results show that the claims provision is adequate.

Developments in the regulatory framework

Basel II and Solvency II are the new regulatory regimes being developed for the banking and insurance sectors. These rules are based on risk-oriented supervision of capital adequacy, and are directly linked to the economic capital concept which is coming into increasingly widespread use in the financial world. SNS REAAL is actively preparing for these developments.

The new Basel II Capital Accord for banks took effect on 1 January 2007. Banks are required to report in accordance with the new Basel II guidelines by 1 January 2008. In the first half of 2006, SNS Bank implemented a credit risk model for mortgages, and recently finished developing a model for the small business portfolio. SNS Bank has opted for phased introduction of the Internal Ratings Based Approach and will start applying it to its mortgage portfolio during 2007. In the first six months of 2006, SNS Bank made progress in the fields of operational risk, other risks and internal governance, to ensure that it can satisfy the Basel II requirements on time.

Insurance companies in the European Union will apply uniform methods of calculating capital and risk under the new regulatory framework, Solvency II. This new framework – comparable to Basel II for banks – will be introduced in about 2010. By taking part in the impact studies conducted by the supervisory authorities, REAAL Verzekeringen is in touch with developments and is helping to shape the new risk-based supervision. REAAL Verzekeringen has embedded Solvency II in its Economic Capital programme.

Profile of SNS REAAL

SNS REAAL is an innovative service provider in the banking and insurance sector, focusing mainly on the Dutch retail market and SMEs. Its product range covers three core product groups: mortgages and property finance, asset building (savings and investment), and insurance.

SNS REAAL is one of the larger bancassurance groups in the Netherlands with total assets of almost €80 billion. SNS REAAL has a long tradition of close links with Dutch society. Social commitment and close attention to new developments are the hallmarks of the organisation, and of the conduct of its 5,776 employees (FTEs).

As a bank and insurer, SNS REAAL has made a name for itself in its market by quickly and effectively translating customers' requirements into accessible and transparent products. In-depth knowledge of products and efficient processes lead to effective standardisation and combination options within product and customer groups. SNS REAAL is a dynamic and flexible organisation with a strong position on the Dutch market through its core brands SNS Bank and REAAL Verzekeringen, and specialist labels.

Activities

SNS Bank sells its residential mortgages and commercial mortgages, savings, investment and insurance products through its own branches and independent intermediaries, over the internet and by telephone. The investment products range from do-it-yourself advisory products and asset management. With SNS Property Finance, SNS REAAL is one of the largest financiers of property investments and projects in the Netherlands. SNS Property Finance is also active internationally.

REAAL Verzekeringen operates mainly via independent intermediaries in selling life insurance, including unit-linked policies and pensions, and non-life insurance, for example for home cover, mobility and disability insurance. Only its subsidiary Proteq sells non-life insurance to the consumer directly via the internet.

SNS Asset Management manages the investment funds of SNS Bank and ASN Bank, the investments of REAAL Verzekeringen and SNS REAAL Pension Fund, as well as assets for institutional investors. SNS Asset Management also conducts specialised investment research on corporate social responsibility.

Listing

The SNS REAAL share was launched on Euronext Amsterdam on 18 May 2006. Since 2 March 2007, the share has been included in the Amsterdam Mid Cap Index. At year-end 2006, the market capitalisation totalled €3.9 billion.

Appendices: financial statements

Balance sheet by segment

In € millions	SNS Bank		REAAL Verzekeringen		Group activities		Eliminations		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Assets										
Goodwill and other intangible fixed assets	214	12	669	547	--	--	--	--	883	559
Tangible fixed assets	163	153	81	76	--	--	76	73	320	302
Investment in associates	34	2	69	77	39	50	(3)	(3)	139	126
Subsidiairies	--	--	--	--	3,401	2,630	(3,401)	(2,630)	--	--
Investment property	6	1	205	201	--	--	(76)	(73)	135	129
Investments	2,038	1,641	9,064	8,762	198	117	(674)	(567)	10,626	9,953
Investments for insurance contracts on behalf of policyholders	--	--	3,955	3,426	--	--	--	--	3,955	3,426
Derivatives	804	915	137	237	2	22	--	--	943	1,174
Deferred tax assets	39	85	20	30	7	17	--	--	66	132
Reinsurance contracts	--	--	338	365	--	--	--	--	338	365
Loans and advances to customers	56,248	45,225	757	986	561	628	(866)	(696)	56,700	46,143
Loans and advances to credit insitutions	3,607	4,118	162	89	100	--	(100)	--	3,769	4,207
Corporate tax	106	50	36	39	108	100	--	--	250	189
Other assets	436	299	400	37	39	14	(217)	(43)	658	307
Cash and cash equivalents	687	597	698	584	415	301	(840)	(406)	960	1,076
Total assets	**64,382**	**53,098**	**16,591**	**15,456**	**4,870**	**3,879**	**(6,101)**	**(4,345)**	**79,742**	**68,088**
Equity and liability										
Equity attributable to shareholders	2,097	1,440	1,304	1,190	3,200	2,528	(3,401)	(2,630)	3,200	2,528
Third-party interests	--	--	3	3	--	--	(3)	(3)	--	--
Group equity	**2,097**	**1,440**	**1,307**	**1,193**	**3,200**	**2,528**	**(3,404)**	**(2,633)**	**3,200**	**2,528**
Participation certificates and subordinated debts	1,448	1,150	120	127	299	419	(203)	(80)	1,664	1,616
Debt certificates provisions	30,841	25,465	--	--	418	189	--	--	31,259	25,654
Technical insurance operations	--	--	13,313	12,694	--	--	(30)	(36)	13,283	12,658
Provision for employee benefits	--	--	18	12	20	28	30	36	68	76
Other provisions	24	23	4	6	1	15	--	--	29	44
Derivatives	682	939	4	33	6	4	--	--	692	976
Deferred tax liabilities	97	119	146	199	--	6	--	--	243	324
Savings	13,678	12,333	--	--	--	--	--	--	13,678	12,333
Other amounts due to customers	7,019	7,494	402	369	611	527	(1,553)	(1,312)	6,479	7,078
Amounts due to credit institutions	7,299	3,103	663	425	246	108	(674)	(217)	7,534	3,419
Corporate tax	7	--	6	4	--	--	--	--	13	4
Other liabilities	1,190	1,032	608	394	69	55	(267)	(103)	1,600	1,378
Total equity and liabilities	**64,382**	**53,098**	**16,591**	**15,456**	**4,870**	**3,879**	**(6,101)**	**(4,345)**	**79,742**	**68,088**

The comparative figures have been adjusted for ease of comparison.

Income statement by segment

In € millions	SNS Bank		REAAL Verzekeringen		Group activities		Eliminations		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Income										
Interest income banking operations third parties	2,314	1,996	--	--	--	--	--	--	2,314	1,996
Interest income banking operations group companies	--	--	--	--	--	--	--	--	--	--
Interest charges banking operations third parties	1,715	1,374	--	--	--	--	--	--	1,715	1,374
Interest charges banking operations group companies	32	27	--	--	--	--	(32)	(27)	--	--
Net interest income banking	**567**	**595**	--	--	--	--	**32**	**27**	**599**	**622**
Premium income		--	2,007	1,789	--	--	--	--	2,007	1,789
Reinsurance premium	--	--	49	44	--	--	--	--	49	44
Net premium income	--	--	1,958	1,745	--	--	--	--	1,958	1,745
Commission and management fees receivable from third parties	122	110	48	43	1	--	--		171	153
Commission and management fees receivables from group companies	31	28	2	--	12	--	(45)	(28)	--	--
Commission and management fees due to third parties	23	24	--	--	1	--	--	--	24	24
Commission and management fees due to group companies	10	--	--	--	--	--	(10)	--	--	--
Net commission and management fees	120	114	50	43	12	--	(35)	(28)	147	129
Share in the result of associates	(1)	1	3	2	410	346	(399)	(340)	13	9
Result on investments	67	26	576	545	41	34	(57)	(56)	627	549
Result on investments for insurance contracts on behalf of policyholders	--	--	215	394	--	--	--	--	215	394
Result on derivatives and other financial instruments	15	33	(9)	(2)	--	--	--	--	6	31
Other operating income	--	(4)	2	5	--	--	--	--	2	1
Total income	**768**	**765**	**2,795**	**2,732**	**463**	**380**	**(459)**	**(397)**	**3,567**	**3,480**
Expenses										
Technical expenses on insurance contracts	--	--	1,391	1,313	--	--	--	--	1,391	1,313
Technical expenses on insurance contracts on behalf of policyholders	--	--	663	782	--	--	--	--	663	782
Acquisition costs for insurance operations	--	--	240	188	--	--	(22)	(21)	218	167
Value adjustments to financial instruments and other assets	36	50	(2)	7	1	3	--	--	35	60
Staff costs	283	258	146	127	74	58	--	--	503	443
Depreciation and amortisation of tangible and intangible fixed assets	25	27	16	11	--	--	--	--	41	38
Other operating expenses	173	172	74	69	(38)	(40)	--	--	209	201
Other interest expenses	--	--	34	41	43	49	(29)	(30)	48	60
Total expenses	**517**	**507**	**2,562**	**2,538**	**80**	**70**	**(51)**	**(51)**	**3,108**	**3,064**
Operating profit before taxation	251	258	233	194	383	310	(408)	(346)	459	416
Taxation	37	54	63	54	(11)	(13)	(1)	(2)	83	93
Third party interests	--	--	--	--	--	--	--	--	--	--
Net profit attributable to shareholders	**214**	**204**	**170**	**140**	**394**	**323**	**(407)**	**(344)**	**371**	**323**

The comparative figures have been adjusted for ease of comparison.

Income statement SNS Bank by segment

In € millions	Retail Banking		Property Finance		Eliminations		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
Income								
Interest income, banking operations	2,300	1,996	39	--	(25)	--	2,314	1,996
Interest expense, banking operations	1,749	1,401	23	--	(25)	--	1,747	1,401
Net interest income, banking operations	551	595	16	--	--	--	567	595
Commission and management fees receivable	153	138	--	--	--	--	153	138
Commission and management fees due	33	24	--	--	--	--	33	24
Net commission and management fees	120	114	--	--	--	--	120	114
Share in the result of associates	6	1	(1)	--	(6)	--	(1)	1
Result on investments	67	26	--	--	--	--	67	26
Result on derivatives and other financial instruments	15	33	--	--	--	--	15	33
Other operating income	--	(4)	--	--	--	--	--	(4)
Total income	**759**	**765**	**15**	--	**(6)**	--	**768**	**765**
Expenses								
Value adjustments to financial instruments and other assets	35	50	1	--	--	--	36	50
Staff costs	280	258	3	--	--	--	283	258
Depreciation and amortisation of tangible and intangible fixed assets	25	27	--	--	--	--	25	27
Other operating expenses	171	172	2	--	--	--	173	172
Total expenses	**511**	**507**	**6**	--	--	--	**517**	**507**
Operating profit before taxation	248	258	9	--	(6)	--	251	258
Taxation	34	54	3	--	--	--	37	54
Third party interests	--	--	--	--	--	--	--	--
Net profit attributable to shareholders	**214**	**204**	**6**	--	**(6)**	--	**214**	**204**

The comparative figures have been adjusted for ease of comparison.

Income statement REAAL Verzekeringen by segment

In € millions	Life		Non-Life		Total	
	2006	2005	2006	2005	2006	2005
Income						
Premium income	1,561	1,443	446	346	2,007	1,789
Reinsurance premium	14	21	35	23	49	44
Net premium income	1,547	1,422	411	323	1,958	1,745
Commission and management fees receivable	37	35	13	8	50	43
Commission and management fees due	--	--	--	--	--	--
Net commission and management fees	37	35	13	8	50	43
Share in the result of associates	3	2	--	--	3	2
Result on investments	549	516	27	29	576	545
Result on investments for insurance contracts on behalf of policyholders	215	394	--	--	215	394
Result on derivatives and other financial instruments	(9)	(2)	--	--	(9)	(2)
Other operating income	1	2	1	3	2	5
Total income	**2,343**	**2,369**	**452**	**363**	**2,795**	**2,732**
Expenses						
Technical expenses on insurance contracts	1,158	1,148	233	165	1,391	1,313
Technical expenses on insurance contracts on behalf of policyholders	663	782	--	--	663	782
Acquisition costs for insurance operations	135	103	105	85	240	188
Value adjustments to financial instruments and other assets	(2)	7	--	--	(2)	7
Staff costs	100	95	46	32	146	127
Depreciation and amortisation of tangible and intangible fixed assets	16	11	--	--	16	11
Other operating expenses	38	30	36	39	74	69
Other interest expenses	32	40	2	1	34	41
Total expenses	**2,140**	**2,216**	**422**	**322**	**2,562**	**2,538**
Operating profit before taxation	203	153	30	41	233	194
Taxation	54	40	9	14	63	54
Third party interests	--	--	--	--	--	--
Net profit attributable to shareholders	**149**	**113**	**21**	**27**	**170**	**140**

The comparative figures have been adjusted for ease of comparison.

Statement of changes in equity

In € millions	Issued share capital	Share premium reserve	Revaluation reserve	Cash flow hedge reserve	Fair value reserve	Profit sharing reserve	Other reserves	Retained earnings	Total equity
Balance as at 1 January 2005	340	15	39	--	--	--	1,198	288	1,880
Implementation of IAS 32 / 39 and IFRS 4	--	--	--	52	113	49	(55)	--	159
Transfer of 2004 net profit	--	--	--	--	--	--	288	(288)	--
Unrealised revaluations from cash flow hedges	--	--	--	71	--	--	--	--	71
Deferred interest income from cash flow hedges	--	--	--	12	--	--	--	--	12
Unrealised revaluations	--	--	3	--	123	--	--	--	126
Realised revaluations through equity	--	--	(1)	--	--	--	1	--	--
Realised revaluations through income statement	--	--	--	--	(43)	--	--	--	(43)
Change in profit-sharing reserve	--	--	--	--	9	(11)	2	--	--
Other changes	--	--	(3)	--	1	--	2	--	--
Amounts charged directly to in equity	--	--	(1)	135	203	38	238	(288)	325
Net profit 2005	--	--	--	--	--	--	--	323	323
Net profit	--	--	--	--	--	--	--	323	
Total changes in equity 2005	--	--	(1)	135	203	38	238	35	648
Balance as at 31 December 2005	**340**	**15**	**38**	**135**	**203**	**38**	**1,436**	**323**	**2,528**
Transfer of 2005 net profit	--	--	--	--	--	--	323	(323)	--
Unrealised revaluations from cash flow hedges	--	--	--	(61)	--	--	--	--	(61)
Deferred interest income from cash flow hedges	--	--	--	11	--	--	--	--	11
Unrealised revaluations	--	--	9	--	68	--	--	--	77
Realised revaluations through equity	--	--	1	--	--	--	(1)	--	--
Realised revaluations through income statement	--	--	--	(1)	(90)	--	--	--	(91)
Change in profit-sharing reserve	--	--	--	--	14	(13)	(1)	--	--
Revaluations deferred taxation due to change in the statutory tax rate	--	--	1	5	7	--	--	--	13
Amounts charged directly to equity	--	--	11	(46)	(1)	(13)	321	(323)	(51)
Net profit 2006	--	--	--	--	--	--	--	371	371
Net profit	--	--	--	--	--	--	--	371	371
Share issue	40	376	--	--	--	--	--	--	416
Costs related to share issue	--	(12)	--	--	--	--	--	--	(12)
Interim dividend paid	3	(3)	--	--	--	--	--	(52)	(52)
Transactions with shareholders	43	361	--	--	--	--	--	(52)	352
Total changes to equity 2006	43	361	11	(46)	(1)	(13)	321	(4)	672
Balance as at 31 December 2006	**383**	**376**	**49**	**89**	**202**	**25**	**1,757**	**319**	**3,200**

Consolidated cash flow statement

In € millions	2006	2005
Cash flow from operating activities		
Profit for the financial year	371	323
Adjustments for:		
Depreciation and amortisation of tangible and intangible fixed assets	45	38
Amortisation Value of Business Acquired	6	3
Amortisation of acquisition costs	83	48
Changes in provisions and deferred taxes	(33)	259
Value adjustments to financial instruments and other assets	35	60
Revaluation of investment property	(4)	--
Retained profit share in associates	(5)	(9)
Operating cash flow	**498**	**722**
Change in loans and advances to customers	(2,702)	(2,810)
Change in loans and advances to credit institutions	(3,252)	(823)
Change in savings	1,345	1,360
Change in technical provisions and provisions for employee benefits	644	544
Change in investments and derivatives (other than from purchases and sales)	(367)	(1,140)
Change in debt certificates	(323)	333
Change in other operating activities	(377)	268
Net cash flow from operating activities	**(4,534)**	**(1,546)**
Cash flow from investing activities		
Receipts from the sale of intangible fixed assets	2	--
Receipts from the sale of tangible fixed assets	10	23
Receipts from the sale subsidiaries	7	8
Receipts from the sale of investment property	3	2
Income from the sale and redemption of investments and derivatives	5,180	5,611
Purchase of intangible fixed assets	(214)	(202)
Purchase of tangible fixed assets	(54)	(40)
Purchase of subsidiaries	(839)	(71)
Purchase of investment property	--	--
Purchase of investments and derivatives	(5,074)	(5,753)
Net cash flow from investing activities	**(1,979)**	**(422)**
Cash flow from financing activities		
Receipts from issue of shares	405	--
Receipts from subordinated loans	267	297
Receipts from debt certificates	14,665	9,614
Redemption of subordinated loans	(210)	(121)
Redemption of debt certificates	(8,678)	(7,820)
Dividends paid	(52)	--
Net cash flow from financing activities	**5,397**	**1,970**
Cash and cash equivalents as at 1 January	1,076	1,074
Net increase in cash and cash equivalents	(116)	2
Cash and cash equivalents as at 31 December	**960**	**1,076**

The comparative figures have been adjusted for ease of comparison.

European embedded value / Value of new business

Value of New Business

In € millions	2006	2005
Annualised Premium Equivalent	196	176
Value Added by New Business	20	15
New Business APE Margin (%)	10.2%	8.5%
PVNBP[1]	1,396	1,213
New Business PVNBP Margin (%)	1.4%	1.2%

Total Embedded Value

In € millions	2006	2005
Total Adjusted Net Asset Value (a)	**1,099**	**973**
PVFP[2]	1,050	749
Cost of Options and Guarantees	(37)	(46)
Cost of Capital	(195)	(195)
Value of In-Force Business (b)	**818**	**508**
Life and Holding Embedded Value (a + b)	**1,917**	**1,481**
Non Life Insurance NAV and other activities (c)	175	180
Total Embedded Value (a + b + c)	**2,092**	**1,661**

Derivation of Risk Discount Rate

In percentages	2006	2005
Risk free rate	4.05%	3.74%
Equity risk premium	3.00%	2.50%
Risk factor (ß)	1.18	1.24
Weighting debt financing	15.00%	9.00%
After-tax cost of debt financing	4.02%	5.43%
Risk discount rate	7.00%	6.70%

Long Term Economic Assumptions

In percentages	2006	2005
Discount Rate	7.00%	6.70%
Risk Free Fixed Interest Returns[3]	4.05%	3.74%
Equity Returns[4]	7.05%	6.24%
Property Returns[4]	6.05%	5.41%
Net Credit Spread on Fixed Interest	0.29%	0.26%
Inflation Rate[4]	1.75%	2.00%
Tax Rate[5]	22.0%	24.4%

[1]) PVNBP: Present Value New Business Premium.
[2]) PVFP: Present Value Future Profits
[3]) Ultimate returns as from 2011 / 2012 onwards
[4]) Ultimate rate as from 2010 onwards (2007 until 2009: 0% i.e. 1.75% inflation, 1.75% efficiency gains)
[5]) Ultimate rate as from 2007 onwards (effective tax rates)

The European Embedded Value (EEV) analysis is published in the EEV-report for 2006.

General information

Group structure

SNS REAAL N.V. is a public limited liability company incorporated under Dutch law and established in the Netherlands. SNS REAAL N.V.'s registered office is located at the address Croeselaan 1, 3521 BJ Utrecht. SNS REAAL N.V. is the parent company of SNS Bank N.V., REAAL Verzekeringen N.V., SNS REAAL Invest N.V. and SNS Asset Management N.V. and their respective group companies (hereinafter referred to as the Group or SNS REAAL). The consolidated financial statements of the Group comprise the accounts of all of the companies over which SNS REAAL has a controlling influence and the interest of SNS REAAL in associated subsidiaries and entities.
A number of corporate staff departments are shared. The costs of the corporate staff are recharged on the basis of the services provided or, if more appropriate, proportionally allocated to the Group's subsidiaries. The costs of the Group Executive Board and other specific holding company costs are not allocated to group subsidiaries.
The main accounting principles used in the preparation of the consolidated and the company financial statements are set out in this section.

The consolidated financial statements of SNS REAAL for the financial year 2006 are available on request from the registered office of the Company at the address Croeselaan 1, P.O. Box 8444, 3503 RK Utrecht, or via www.snsreaal.nl.

Basis of preparation

Statement of IFRS compliance

SNS REAAL prepares the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), as adopted within the European Union.

Pursuant to the option offered in Part 9 of Book 2 of the Netherlands Civil Code, SNS REAAL prepares its company financial statements in accordance with the same principles as used in the consolidated summaries.

Application dates

IFRS permits earlier application of certain standards. SNS REAAL will apply IFRS 7 (Financial instruments: Disclosures) and IFRS 8 (Operating Segments) from 1 January 2007. These standards will affect the disclosures, but not the recognition and valuation rules.

Disclaimer

Reservation concerning forward looking statements

This year report contains forward looking statements concerning future events. Those forward looking statements are based on the current information and assumptions of the SNS REAAL management concerning known and unknown risks and uncertainties.
Forward looking statements do not relate to definite facts and are subject to risks and uncertainty. The actual results may differ considerably as a result of risks and uncertainties relating to SNS REAAL's expectations regarding such matters as the assessment of market risk or possible acquisitions, or business expansion and premium growth and investment income or cash flow predictions or, more generally, the economic climate and changes in the law and taxation.
SNS REAAL cautions that expectations are only valid on the specific dates, and accepts no responsibility for the revision or updating of any information following changes in policy, developments, expectations or the like.

SNS REAAL

SNS REAAL results

Utrecht, 14 March 2007. - In the media coverage of the 2006 SNS REAAL results chairman Sjoerd van Keulen is quoted as saying that a big acquisition is likely to take place this year.

During a conference call today it was said that the company is likely to announce an acquisition this year as it is constantly seeking for opportunities in the banking and insurance market. No indications were given about the size of a possible acquisition.

More information:
SNS REAAL Corporate Communications
concerncommunicatie@snsreaal.nl
Tel: +31 (0) 30 291 4844

Bijlage 2

euronext

DIVIDEND ANNOUNCEMENT

Name of issuer	:	SNS Reaal N.V.
Telephone number	:	030-2915103
Contact person	:	A.W.F. Brits
E-mail address	:	Ad.Brits@SNSREAAL.nl
Date (dd/mm/yyyy)	:	14 March 2007
Signature	:	

Type of dividend announcement	:	proposal
Product name	:	ordinary shares SNS Reaal N.V.
Fund or ISIN Code	:	0000390706
Dividend number*	:	n.a.

Date of shareholders meeting	:	9 May 2007	Time:
Ex-date	:	11 May 2007	
Date of payment	:	6 juni 2007	
Record date	:	15 May 2007	

Type of dividend	:	Interim/ final/ otherwise ______ final
Type of dividend	:	Cash/ stock / otherwise ______ keuzedividend

Cash dividend*

Trading Currency	:	
Currency different from Trading Currency*	:	no/ yes, namely ______
Amount gross	:	
Amount net	:	

Stock dividend*

Type of stock dividend	:	cash or stock
Trading Currency	:	EUR
Currency different from Trading Currency*	:	no
Amount gross	:	0.39
Amount net	:	
Ratio	:	to be announced on: 4 juni 2007
Choice period	:	from: 11 May 2007 to: 29 May 2007
Stock trading	:	no
Last trading day	:	
Last conversion day	:	

Otherwise*

BEHANDELD 14 MAART 2007

Please complete this form and return it by fax to: +31 (0) 20 550 4958 or by e-mail to: dividend@euronext.com
For further information call: +31 (0) 20 550 4106

A new dividend proposal or decision should be announced in a press release, before sending this form. Forms will not be processed unless they are completed.

All fields are required
* fill in if applicable

SNS REAAL

SNS REAAL Annual report 2006

Utrecht, 15 March 2007. – SNS REAAL today announced that as of today its Annual Report 2006 is available on line in English and in Dutch on its website www.snsreaal.com.

The printed versions are expected to be available in three weeks time.

More information:
SNS REAAL Corporate Communications
concerncommunicatie@snsreaal.nl
Tel: +31 (0) 30 291 4844

PRESENT ARTICLES OF ASSOCIATION	PROPOSED AMENDMENTS OF THE ARTICLES OF ASSOCIATION	EXPLANATION
	Name and seat.	
Article 1.	**Article 1.**	
1.1. The name of the company is: SNS REAAL N.V. and it has its corporate seat in Utrecht.	1.1. The name of the company is: SNS REAAL N.V. and it has its corporate seat in Utrecht.	
1.2. The provisions of sections 2:158 to 2:162 inclusive and 2:164, Civil Code, the large company regime, shall apply to the company.	1.2. The provisions of sections 2:158 to 2:162 inclusive and 2:164, Civil Code, the large company regime, shall apply to the company.	
Objects.	**Objects.**	
Article 2.	**Article 2.**	
The objects of the company are to participate in, to conduct the management and administration of and to finance other business enterprises of whatever nature, and to invest and manage capital.	The objects of the company are to participate in, to conduct the management and administration of and to finance other business enterprises of whatever nature, and to invest and manage capital.	
Furthermore, the company may guarantee liabilities of other companies, with which it is connected in a group.	Furthermore, the company may guarantee liabilities of other companies, with which it is connected in a group.	
Share capital and shares.	**Share capital and shares.**	
Article 3.	**Article 3.**	
The authorised share capital of the company	The authorised share capital of the company	

amounts to one billion seven hundred and one million seven hundred twenty-eight thousand three hundred eighty-three euro and nine eurocent (EUR 1,701,728,383.09). It is divided into one billion forty-four million five thousand one hundred forty-three (1,044,005,143) shares of one euro and sixty-three eurocent (EUR 1.63) each.

Issuance of shares.

Article 4.

4.1. Shares shall be issued pursuant to a resolution of the general meeting of shareholders, unless the general meeting of shareholders has appointed the managing board as competent body. To adopt a resolution to issue shares, the managing board requires the approval of the supervisory board.
An appointment as referred to above, can only be made for a definite period of not more than five years and will not be extended with more than five years every time.

4.2. The general meeting of shareholders shall determine the price and further terms and conditions of the issuance, subject to the other relevant provisions in these articles of association. In the event that the general meeting of shareholders appoints the managing board as the authorised body to

amounts to one billion seven hundred and one million seven hundred twenty-eight thousand three hundred eighty-three euro and nine eurocent (EUR 1,701,728,383.09). It is divided into one billion forty-four million five thousand one hundred forty-three (1,044,005,143) shares of one euro and sixty-three eurocent (EUR 1.63) each.

Issuance of shares.

Article 4.

4.1. Shares shall be issued pursuant to a resolution of the general meeting of shareholders, unless the general meeting of shareholders has appointed the managing board as competent body. To adopt a resolution to issue shares, the managing board requires the approval of the supervisory board.
An appointment as referred to above, can only be made for a definite period of not more than five years and will not be extended with more than five years every time.

4.2. The general meeting of shareholders shall determine the price and further terms and conditions of the issuance, subject to the other relevant provisions in these articles of association. In the event that the general meeting of shareholders appoints the managing board as the authorised body to

decide upon any further share issues, the managing board shall determine the price and the further terms and conditions of the issue, subject to the approval of the supervisory board, in observance of the other relevant provisions in these articles of association.

4.3. Within eight days of a resolution of the general meeting of shareholders to issue shares or to appoint the managing board as the body authorised to issue shares, the managing board shall file the full text of the resolution with the office of the commercial register of the place, where the company is registered. The managing board shall report each issuance of shares within eight days at the office of such commercial register stating the number of the issued shares.

4.4. The provisions of paragraphs 1 up to and including 3 shall apply correspondingly to the granting of rights to subscribe for shares, but shall not apply to an issuance of shares to a person who exercises a right to subscribe for shares if such shares were previously acquired.

4.5. Shares shall never be issued for a price below par, subject to the provisions of 2:80 paragraph 2, Civil Code.

4.6. Shares shall be issued in accordance with

decide upon any further share issues, the managing board shall determine the price and the further terms and conditions of the issue, subject to the approval of the supervisory board, in observance of the other relevant provisions in these articles of association.

4.3. Within eight days of a resolution of the general meeting of shareholders to issue shares or to appoint the managing board as the body authorised to issue shares, the managing board shall file the full text of the resolution with the office of the commercial register of the place, where the company is registered. The managing board shall report each issuance of shares within eight days at the office of such commercial register stating the number of the issued shares.

4.4. The provisions of paragraphs 1 up to and including 3 shall apply correspondingly to the granting of rights to subscribe for shares, but shall not apply to an issuance of shares to a person who exercises a right to subscribe for shares if such shares were previously acquired.

4.5. Shares shall never be issued for a price below par, subject to the provisions of 2:80 paragraph 2, Civil Code.

4.6. Shares shall be issued in accordance with

the provisions set out in section 2:86c Civil Code.

4.7. The company is not authorised to cooperate in the issue of depositary receipts for shares.

4.8. Upon the issuance of a share, its transfer for inclusion in the giro deposit, as meant in the Securities Book-Entry Transfer Act ("Wge") ("Giro Deposit") or into a joint deposit, as meant in the Wge ("Joint Deposit"), respectively, can be effected by the company without the cooperation of other Participants in the Joint Deposit and of other affiliated institutions, as meant in the Wge ("Affiliated Institutions"). To do so, it is sufficient for the company to add the share to the register in the name of the Central Institute for Giro Securities Transactions, as meant in the Wge ("Central Institute") or the Affiliated Institution respectively, mentioning the fact that the share has been added to the Giro Deposit or the Joint Deposit respectively, and the other information as meant in article 9, paragraphs 3 and 5, and the Central Institute or the Affiliated Institution respectively, accepts the transfer.

Payment for shares.

Article 5.

the provisions set out in section 2:86c Civil Code.

4.7. The company is not authorised to cooperate in the issue of depositary receipts for shares.

4.8. Upon the issuance of a share, its transfer for inclusion in the giro deposit, as meant in the Securities Book-Entry Transfer Act ("Wge") ("Giro Deposit") or into a joint deposit, as meant in the Wge ("Joint Deposit"), respectively, can be effected by the company without the cooperation of other Participants in the Joint Deposit and of other affiliated institutions, as meant in the Wge ("Affiliated Institutions"). To do so, it is sufficient for the company to add the share to the register in the name of the Central Institute for Giro Securities Transactions, as meant in the Wge ("Central Institute") or the Affiliated Institution respectively, mentioning the fact that the share has been added to the Giro Deposit or the Joint Deposit respectively, and the other information as meant in article 9, paragraphs 3 and 5, and the Central Institute or the Affiliated Institution respectively, accepts the transfer.

Payment for shares.

Article 5.

5.1. Shares shall only be issued against payment in full.

5.2. Payment must be made in cash, unless another manner of contribution has been agreed upon.
A non-cash contribution must be made without delay after subscription of a share. It must be possible to value such a contribution on economic standards. A right to the performance of work or services may not be contributed.

Pre-emptive rights.

Article 6.

6.1. Subject to the provisions of paragraph 2 of this article and subject to the provisions of the law, in case of an issuance of ordinary shares, each shareholder shall have a pre-emptive right in respect of the shares to be issued in proportion to the aggregate amount of his shares.

6.2. In case of an issuance of shares there shall be no pre-emptive right in respect of shares issued for a non-cash contribution.

6.3. With due observance of the provisions of paragraph 5 of this article and simultaneously with the resolution to issue shares, the general meeting of shareholders, or the managing board, if the managing board is appointed by the

5.1. Shares shall only be issued against payment in full.

5.2. Payment must be made in cash, unless another manner of contribution has been agreed upon.
A non-cash contribution must be made without delay after subscription of a share. It must be possible to value such a contribution on economic standards. A right to the performance of work or services may not be contributed.

Pre-emptive rights.

Article 6.

6.1. Subject to the provisions of paragraph 2 of this article and subject to the provisions of the law, in case of an issuance of ordinary shares, each shareholder shall have a pre-emptive right in respect of the shares to be issued in proportion to the aggregate amount of his shares.

6.2. In case of an issuance of shares there shall be no pre-emptive right in respect of shares issued for a non-cash contribution.

6.3. With due observance of the provisions of paragraph 5 of this article and simultaneously with the resolution to issue shares, the general meeting of shareholders, or the managing board, if the managing board is appointed by the

general meeting of shareholders as the authorised body, subject to the approval of the supervisory board, shall determine the manner in which and the period within which such pre-emptive rights may be exercised.

6.4. The managing board shall notify all shareholders of an issuance of shares with respect to which pre-emptive rights exist and of the manner in which and the period of time during which such rights may be exercised.

6.5. Pre-emptive rights may be exercised during at least two weeks from the notification to the shareholders.

6.6. Pre-emptive rights may be limited or excluded by resolution of the general meeting of shareholders. The proposal to that effect must explain in writing the reasons for the proposal and the selection of the intended issuance price.

6.7. A resolution of the general meeting of shareholders to restrict or exclude pre-emptive rights, as referred to in the preceding paragraph, shall require a majority of at least two-thirds of the votes cast, if less than one half of the issued share capital is represented at the meeting. Instead of the general meeting of

general meeting of shareholders as the authorised body, subject to the approval of the supervisory board, shall determine the manner in which and the period within which such pre-emptive rights may be exercised.

6.4. The managing board shall notify all shareholders of an issuance of shares with respect to which pre-emptive rights exist and of the manner in which and the period of time during which such rights may be exercised.

6.5. Pre-emptive rights may be exercised during at least two weeks from the notification to the shareholders.

6.6. Pre-emptive rights may be limited or excluded by resolution of the general meeting of shareholders. The proposal to that effect must explain in writing the reasons for the proposal and the selection of the intended issuance price.

6.7. A resolution of the general meeting of shareholders to restrict or exclude pre-emptive rights, as referred to in the preceding paragraph, shall require a majority of at least two-thirds of the votes cast, if less than one half of the issued share capital is represented at the meeting. Instead of the general meeting of

shareholders, the managing board is authorised, subject to the approval of the supervisory board, to adopt a resolution to restrict or exclude the pre-emptive right, if and if so far the managing board has been appointed by the general meeting of shareholders as the authorised body for the period of the appointment. The last sentence of article 4, paragraph 1 applies to this appointment. Within eight days of such resolution the managing board shall deposit a full text of the same at the office of the commercial register.

6.8. *This article shall apply correspondingly to* the granting of rights to subscribe for shares, but shall not apply to an issuance of shares to a person who exercises a right to subscribe for shares if such shares were previously acquired.

Repurchase of own shares. Pledge on own shares.

Article 7.

7.1. The managing board may, but only with the authorisation of the general meeting of shareholders and subject to the provisions of section 2:98d Civil Code, cause the company to acquire fully paid up shares in its own share capital for consideration. However, such acquisition shall only be

shareholders, the managing board is authorised, subject to the approval of the supervisory board, to adopt a resolution to restrict or exclude the pre-emptive right, if and if so far the managing board has been appointed by the general meeting of shareholders as the authorised body for the period of the appointment. The last sentence of article 4, paragraph 1 applies to this appointment. Within eight days of such resolution the managing board shall deposit a full text of the same at the office of the commercial register.

6.8. *This article shall apply correspondingly to* the granting of rights to subscribe for shares, but shall not apply to an issuance of shares to a person who exercises a right to subscribe for shares if such shares were previously acquired.

Repurchase of own shares. Pledge on own shares.

Article 7.

7.1. The managing board may, but only with the authorisation of the general meeting of shareholders and subject to the provisions of section 2:98d Civil Code, cause the company to acquire fully paid up shares in its own share capital for consideration. However, such acquisition shall only be

permitted, if and to the extent that:

a. the company's equity minus the acquisition price is not less than the aggregate amount of the issued share capital and the reserves which must be maintained pursuant to the law or the articles of association; and
b. the aggregate par value of the shares in its share capital which the company acquires, holds, holds as pledgee or which are held by a subsidiary company, is not more than one-tenth of the issued share capital,

For the requirement, as referred to in paragraph a, the amount of the company's equity as it appears from the most recently adopted balance sheet shall be determined minus the acquisition price of shares in the company's share capital and any distributions of profits or reserves to other persons which have become due by the company and its subsidiary companies after the balance sheet date. No acquisition pursuant to this paragraph shall be allowed if a period of six months following the end of a financial year has expired without the annual accounts for such year having been adopted.

The general meeting of shareholders must

permitted, if and to the extent that:

a. the company's equity minus the acquisition price is not less than the aggregate amount of the issued share capital and the reserves which must be maintained pursuant to the law or the articles of association; and
b. the aggregate par value of the shares in its share capital which the company acquires, holds, holds as pledgee or which are held by a subsidiary company, is not more than one-tenth of the issued share capital,

For the requirement, as referred to in paragraph a, the amount of the company's equity as it appears from the most recently adopted balance sheet shall be determined minus the acquisition price of shares in the company's share capital and any distributions of profits or reserves to other persons which have become due by the company and its subsidiary companies after the balance sheet date. No acquisition pursuant to this paragraph shall be allowed if a period of six months following the end of a financial year has expired without the annual accounts for such year having been adopted.

The general meeting of shareholders must

specify in the authorisation, which shall be valid for not more than eighteen months, the number of shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set.

7.2. The general meeting of shareholders shall resolve to dispose of shares acquired by the company in its own share capital.
At such disposal the shareholders shall have a pre-emptive right on the basis of the provisions of article 6, paragraph 1. The provisions of paragraphs 2 up to and including 7 of article 6 shall apply correspondingly.

7.3. If depositary receipts for shares in the company have been issued, such depositary receipts for shares shall be put on a par with shares for the purpose of the provisions of the preceding paragraphs

7.4. The company may derive no right to any distribution from shares in its own share capital; nor shall it derive any right to such a distribution from shares for which it holds depositary receipts.
When calculating the allocation of profits the shares, referred to in the preceding sentence, shall not be included, unless a usufruct or a pledge is vested in such

specify in the authorisation, which shall be valid for not more than eighteen months, the number of shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set.

7.2. The general meeting of shareholders shall resolve to dispose of shares acquired by the company in its own share capital.
At such disposal the shareholders shall have a pre-emptive right on the basis of the provisions of article 6, paragraph 1. The provisions of paragraphs 2 up to and including 7 of article 6 shall apply correspondingly.

7.3. If depositary receipts for shares in the company have been issued, such depositary receipts for shares shall be put on a par with shares for the purpose of the provisions of the preceding paragraphs

7.4. The company may derive no right to any distribution from shares in its own share capital; nor shall it derive any right to such a distribution from shares for which it holds depositary receipts.
When calculating the allocation of profits the shares, referred to in the preceding sentence, shall not be included, unless a usufruct or a pledge is vested in such

shares or in the depositary receipts for such shares for the benefit of a person other than the company.

7.5 In the general meeting of shareholders no votes may be cast in respect of a share held by the company or a subsidiary company; no votes may be cast in respect of a share the depositary receipt for which is held by the company or a subsidiary company. Nonetheless, the holders of a right of usufruct and the holders of a right of pledge on shares held by the company or a subsidiary company are not excluded from the right to vote on such shares, if the right of usufruct or the right of pledge was granted prior to the time such share was held by the company or such subsidiary company. Neither the company nor a subsidiary company may cast votes in respect of a share on which it holds a right of usufruct or a right of pledge.

Shares which are not entitled to voting rights pursuant to the preceding provisions shall not be taken into account, when determining to what extent the shareholders cast votes, to what extent they are present or represented or to what extent the share capital has been provided or is represented.

7.6. The company may accept a pledge of its

shares or in the depositary receipts for such shares for the benefit of a person other than the company.

7.5 In the general meeting of shareholders no votes may be cast in respect of a share held by the company or a subsidiary company; no votes may be cast in respect of a share the depositary receipt for which is held by the company or a subsidiary company. Nonetheless, the holders of a right of usufruct and the holders of a right of pledge on shares held by the company or a subsidiary company are not excluded from the right to vote on such shares, if the right of usufruct or the right of pledge was granted prior to the time such share was held by the company or such subsidiary company. Neither the company nor a subsidiary company may cast votes in respect of a share on which it holds a right of usufruct or a right of pledge.

Shares which are not entitled to voting rights pursuant to the preceding provisions shall not be taken into account, when determining to what extent the shareholders cast votes, to what extent they are present or represented or to what extent the share capital has been provided or is represented.

7.6. The company may accept a pledge of its

own shares, or depository receipts thereof, only if:

a. the shares concerned are fully paid up;
b. the aggregate par value of its own shares and the depositary receipts issued therefore to be pledged to it and of those already held or pledged to it together do not exceed one-tenth of the issued share capital;
c. the general meeting of shareholders has approved the pledge agreement.

Reduction of share capital.

Article 8.

8.1. The general meeting of shareholders may, with due observance of the provisions of section 2:99 and 2:100 Civil Code, resolve to reduce the issued share capital by cancelling shares or by reducing the par value of shares by an amendment of the articles of association. Such resolution shall specify the shares to which the resolution applies and shall describe how such resolution shall be implemented.

8.2. Cancellation of shares can apply to shares which are held by the company itself or to shares for which the company holds depositary receipts.

8.3. Any partial repayment on shares shall be

own shares, or depository receipts thereof, only if:

a. the shares concerned are fully paid up;
b. the aggregate par value of its own shares and the depositary receipts issued therefore to be pledged to it and of those already held or pledged to it together do not exceed one-tenth of the issued share capital;
c. the general meeting of shareholders has approved the pledge agreement.

Reduction of share capital.

Article 8.

8.1. The general meeting of shareholders may, with due observance of the provisions of section 2:99 and 2:100 Civil Code, resolve to reduce the issued share capital by cancelling shares or by reducing the par value of shares by an amendment of the articles of association. Such resolution shall specify the shares to which the resolution applies and shall describe how such resolution shall be implemented.

8.2. Cancellation of shares can apply to shares which are held by the company itself or to shares for which the company holds depositary receipts.

8.3. Any partial repayment on shares shall be

pro rata with respect to all shares. The shareholders may, by unanimous consent, deviate from the requirement that a reduction shall be effected pro rata with respect to all shares.

8.4. The general meeting of shareholders may only adopt a resolution to reduce the share capital by a majority of at least two-thirds of the votes cast, if less than one half of the issued capital is represented.
The notice of a meeting at which a resolution referred to in this paragraph is to be adopted shall include the purpose of the reduction of the share capital and the manner in which such reduction shall be effectuated; the second, third and fourth paragraph of section 2:123 Civil Code shall apply correspondingly.

Shareholders register.

Article 9.

9.1. The shares shall be in registered form. The shares shall be consecutively numbered from 1 onwards.

9.2. No share certificates shall be issued.

9.3. The managing board shall maintain a *register in which the names and addresses* of all shareholders shall be recorded, stating the amount paid up on each share. In addition, the names and addresses of

pro rata with respect to all shares. The shareholders may, by unanimous consent, deviate from the requirement that a reduction shall be effected pro rata with respect to all shares.

8.4. The general meeting of shareholders may only adopt a resolution to reduce the share capital by a majority of at least two-thirds of the votes cast, if less than one half of the issued capital is represented.
The notice of a meeting at which a resolution referred to in this paragraph is to be adopted shall include the purpose of the reduction of the share capital and the manner in which such reduction shall be effectuated; the second, third and fourth paragraph of section 2:123 Civil Code shall apply correspondingly.

Shareholders register.

Article 9.

9.1. The shares shall be in registered form. The shares shall be consecutively numbered from 1 onwards.

9.2. No share certificates shall be issued.

9.3. The managing board shall maintain a *register in which the names and addresses* of all shareholders shall be recorded, stating the amount paid up on each share. In addition, the names and addresses of

those who have a right of usufruct or a right of pledge with respect to the shares shall be recorded in the register, stating whether or not such persons, with due observance of the provision of paragraph 9 of this article, are entitled to the rights attached to such shares in accordance with paragraphs 2, 3 and 4 van sections 2:88 and 2:89 Civil Code, and, if so, which rights.

9.4. The register shall be kept up to date. Every entry in the register shall be signed by a member of the managing board.

9.5. In the case of shares that have been transferred to an Affiliated Institution, for inclusion in a Joint Deposit, or to the Central Institute, for inclusion in the Giro Deposit, the name and address of the Affiliated Institution or the Central Institute respectively, shall be entered in the register, together with a statement of the date on which the shares were added to the Joint Deposit or the Giro Deposit respectively.

9.6. If so requested the managing board shall, without costs, furnish a shareholder, a holder of a right or usufruct or a holder of a right of pledge with an extract from the register regarding their respective rights with respect to a share. If a share is

those who have a right of usufruct or a right of pledge with respect to the shares shall be recorded in the register, stating whether or not such persons, with due observance of the provision of paragraph 9 of this article, are entitled to the rights attached to such shares in accordance with paragraphs 2, 3 and 4 van sections 2:88 and 2:89 Civil Code, and, if so, which rights.

9.4. The register shall be kept up to date. Every entry in the register shall be signed by a member of the managing board.

9.5. In the case of shares that have been transferred to an Affiliated Institution, for inclusion in a Joint Deposit, or to the Central Institute, for inclusion in the Giro Deposit, the name and address of the Affiliated Institution or the Central Institute respectively, shall be entered in the register, together with a statement of the date on which the shares were added to the Joint Deposit or the Giro Deposit respectively.

9.6. If so requested the managing board shall, without costs, furnish a shareholder, a holder of a right or usufruct or a holder of a right of pledge with an extract from the register regarding their respective rights with respect to a share. If a share is

encumbered with a right of usufruct or a right of pledge, the extract shall, with due observance of the provision of paragraph 9 of this article, specify who is entitled to the rights referred to in paragraphs 2, 3 and 4 van sections 2:88 and 2:89 Civil Code.

9.7. The managing board shall make the register available at the offices of the company for inspection by the shareholders, as well as by the holders of a right of usufruct and by the holders of a right of pledge who are entitled to the rights referred to in paragraphs 2, 3 and 4 van sections 2:88 and 2:89 Civil Code.

9.8. Each shareholder, and anyone who has a right of usufruct or a right of pledge on the shares, shall furnish his address to the managing board.

9.9. A holder of a right of usufruct without the right to vote and a holder of a right of pledge without the right to vote shall not have the rights conferred by law upon the holders of depositary receipts for shares issued with the cooperation of a company.

9.10. If shares are included in a joint holding, the joint participants can only be represented vis-à-vis the company by a person who has been designated by them in writing for that purpose.

encumbered with a right of usufruct or a right of pledge, the extract shall, with due observance of the provision of paragraph 9 of this article, specify who is entitled to the rights referred to in paragraphs 2, 3 and 4 van sections 2:88 and 2:89 Civil Code.

9.7. The managing board shall make the register available at the offices of the company for inspection by the shareholders, as well as by the holders of a right of usufruct and by the holders of a right of pledge who are entitled to the rights referred to in paragraphs 2, 3 and 4 van sections 2:88 and 2:89 Civil Code.

9.8. Each shareholder, and anyone who has a right of usufruct or a right of pledge on the shares, shall furnish his address to the managing board.

9.9. A holder of a right of usufruct without the right to vote and a holder of a right of pledge without the right to vote shall not have the rights conferred by law upon the holders of depositary receipts for shares issued with the cooperation of a company.

9.10. If shares are included in a joint holding, the joint participants can only be represented vis-à-vis the company by a person who has been designated by them in writing for that purpose.

Notice of meetings, notifications and announcements.	**Notice of meetings, notifications and announcements.**	
Article 10.	**Article 10.**	
Notices to attend meetings, notifications and announcements shall be given by an advertisement which shall be placed in at least one nationally daily Dutch newspaper or - if shares in the share capital of the company are admitted to Eurolist of Euronext Amsterdam N.V. - in the Daily Official List of Euronext Amsterdam N.V.	Notices to attend meetings, notifications and announcements shall be given by an advertisement which shall be placed in at least one nationally daily Dutch newspaper or - if shares in the share capital of the company are admitted to Eurolist of Euronext Amsterdam N.V. - in the Daily Official List of Euronext Amsterdam N.V., with due observance of article 25, paragraphs 3 and 4.	Technical amendment
Transfer of shares.	**Transfer of shares.**	
Article 11.	**Article 11.**	
11.1. Unless the law provides otherwise and except as provided by the provisions of the following paragraphs of this article, the transfer of a share shall require an instrument intended for such purpose and, unless the company itself is a party to the transaction, the written acknowledgement of the transfer by the company; service upon the company of such instrument of transfer or of a copy or extract thereof signed as a true copy by the notary or the transferor shall be considered to have the same effect as an acknowledgement.	11.1. Unless the law provides otherwise and except as provided by the provisions of the following paragraphs of this article, the transfer of a share shall require an instrument intended for such purpose and, unless the company itself is a party to the transaction, the written acknowledgement of the transfer by the company; service upon the company of such instrument of transfer or of a copy or extract thereof signed as a true copy by the notary or the transferor shall be considered to have the same effect as an acknowledgement.	
11.2. If a share is being transferred for inclusion in a Joint Deposit, the transfer shall be accepted by the Affiliated Institution in	11.2. If a share is being transferred for inclusion in a Joint Deposit, the transfer shall be accepted by the Affiliated Institution in	

question. In cases where a share is being transferred for inclusion in the Giro Deposit, the transfer shall be accepted by the Central Institute. Transfer and acceptation can take place without the cooperation of the other participants in the Joint Deposit and without the cooperation of other Affiliated Institutions.

11.3. An Affiliated Institution is empowered to transfer shares for inclusion in the Giro Deposit and, insofar as deduction has not been rendered impossible, to deduct shares from the Joint Deposit without the cooperation of the other Participants. The Central Institute is, insofar as delivery has not been rendered impossible, empowered to deduct shares from the Giro Deposit for inclusion in a Joint Deposit without the cooperation of the other participants.

11.4. If the transfer of an ordinary share does not take place in accordance with the provisions of paragraphs 2 and 3 of this article, the transfer of an ordinary share can only take place with the permission of the managing board. The managing board may make its permission subject to such conditions as the managing board may deem necessary or desirable. The applicant shall always be entitled to demand that said

question. In cases where a share is being transferred for inclusion in the Giro Deposit, the transfer shall be accepted by the Central Institute. Transfer and acceptation can take place without the cooperation of the other participants in the Joint Deposit and without the cooperation of other Affiliated Institutions.

11.3. An Affiliated Institution is empowered to transfer shares for inclusion in the Giro Deposit and, insofar as deduction has not been rendered impossible, to deduct shares from the Joint Deposit without the cooperation of the other Participants. The Central Institute is, insofar as delivery has not been rendered impossible, empowered to deduct shares from the Giro Deposit for inclusion in a Joint Deposit without the cooperation of the other participants.

11.4. If the transfer of an ordinary share does not take place in accordance with the provisions of paragraphs 2 and 3 of this article, the transfer of an ordinary share can only take place with the permission of the managing board. The managing board may make its permission subject to such conditions as the managing board may deem necessary or desirable. The applicant shall always be entitled to demand that said

permission be granted on the condition that transfer takes place to a person designated by the managing board. The permission shall be deemed to have been granted, should the managing board not have decided on granting permission for the request within six weeks of being requested to do so.

11.5. The provisions of the preceding paragraphs of this article shall apply correspondingly to the allotment of shares in the event of a *division of any share constituting joint* property, the transfer of a share as a consequence of a writ of execution and the creation of limited rights on a share.

11.6. The company can, pursuant to a resolution of the managing board, subject to the approval of the supervisory board, make the delivery of shares, within the meaning of article 26 of the Wge impossible. The resolution to this effect cannot be invoked against a Participant any sooner than after six months of the publication of the resolution in at least one national daily Dutch newspaper, and in the Official Pricelist of Euronext Amsterdam N.V. The company can revoke any such resolution by means of a resolution of the managing board, subject to the approval of the

permission be granted on the condition that transfer takes place to a person designated by the managing board. The permission shall be deemed to have been granted, should the managing board not have decided on granting permission for the request within six weeks of being requested to do so.

11.5. The provisions of the preceding paragraphs of this article shall apply correspondingly to the allotment of shares in the event of a *division of any share constituting joint* property, the transfer of a share as a consequence of a writ of execution and the creation of limited rights on a share.

11.6. The company can, pursuant to a resolution of the managing board, subject to the approval of the supervisory board, make the delivery of shares, within the meaning of article 26 of the Wge impossible. The resolution to this effect cannot be invoked against a Participant any sooner than after six months of the publication of the resolution in at least one national daily Dutch newspaper, and in the Official Pricelist of Euronext Amsterdam N.V. The company can revoke any such resolution by means of a resolution of the managing board, subject to the approval of the

supervisory board. In such a case, deduction shall be possible from the day following on the day of publication of such a resolution in at least one national daily Dutch newspaper, and in the Official Pricelist of the Euronext Amsterdam N.V.

Management; composition and decision-making.

Article 12.

12.1. The company shall, under the supervision of a supervisory board, be managed by a managing board, consisting of two or more members, their number to be determined by the supervisory board.

12.2. The supervisory board shall appoint one of the members of the managing board as chairman. The supervisory board may appoint one or more members of the managing board as vice chairman(s) of the managing board.

12.3. With due observance of these articles of association, the managing board adopts rules governing its internal organisation, among others the division of duties among themselves.

The managing board adopts and amends, after prior approval of the supervisory board, rules governing its internal organisation.

The supervisory board has the power to

supervisory board. In such a case, deduction shall be possible from the day following on the day of publication of such a resolution in at least one national daily Dutch newspaper, and in the Official Pricelist of the Euronext Amsterdam N.V.

Management; composition and decision-making.

Article 12.

12.1. The company shall, under the supervision of a supervisory board, be managed by a managing board, consisting of two or more members, their number to be determined by the supervisory board.

12.2. The supervisory board shall appoint one of the members of the managing board as chairman. The supervisory board may appoint one or more members of the managing board as vice chairman(s) of the managing board.

12.3. With due observance of these articles of association, the managing board adopts rules governing its internal organisation, among others the division of duties among themselves.

The managing board adopts and amends, after prior approval of the supervisory board, rules governing its internal organisation.

The supervisory board has the power to

propose an amendment to the rules.

12.4. The managing board shall meet whenever one of its members so desires.
In a tie vote the chairman of the managing board shall have a casting vote, unless only two members of the managing board are in office; in that case the proposal shall have been rejected.

12.5. The approval of the supervisory board shall be required for resolutions of the managing board relating to the following matters:

a. issue, acquisition and disposal of shares of the company and debt instruments issued by the company or of debt instruments issued by a limited partnership or a general partnership of which the company is the general partner with full liability;
b. application for listing or withdrawal of the official listing of documents as referred to under a;
c. entry into or termination of a continuing cooperation by the company or an independent company with another legal person or partnership or as general partner with full liability in a limited partnership or general partnership, if such cooperation or the termination

propose an amendment to the rules.

12.4. The managing board shall meet whenever one of its members so desires.
In a tie vote the chairman of the managing board shall have a casting vote, unless only two members of the managing board are in office; in that case the proposal shall have been rejected.

12.5. The approval of the supervisory board shall be required for resolutions of the managing board relating to the following matters:

a. issue, acquisition and disposal of shares of the company and debt instruments issued by the company or of debt instruments issued by a limited partnership or a general partnership of which the company is the general partner with full liability;
b. application for listing or withdrawal of the official listing of documents as referred to under a;
c. entry into or termination of a continuing cooperation by the company or an independent company with another legal person or partnership or as general partner with full liability in a limited partnership or general partnership, if such cooperation or the termination

thereof is of far-reaching significance for the company;

d. acquisition of a participation by it or by a dependent company in the share capital of another company the value of which equals at least the sum of one-quarter of the issued share capital and the reserves of the participating company, as shown in the balance sheet with explanatory notes of the company, as well as any far-reaching increase or reduction of any such participation;
e. investments requiring an amount equal to at least the sum of one-quarter of the issued share capital and the reserves of the company as shown in its balance sheet with explanatory notes;
f. a proposal to amend the articles of association;
g. a proposal to wind up the company;
h. application for involuntary liquidation and for a moratorium of payments;
i. termination of the employment of a considerable number of employees of the company or of a dependent company at the same time or within a short timespan;

thereof is of far-reaching significance for the company;

d. acquisition of a participation by it or by a dependent company in the share capital of another company the value of which equals at least the sum of one-quarter of the issued share capital and the reserves of the participating company, as shown in the balance sheet with explanatory notes of the company, as well as any far-reaching increase or reduction of any such participation;
e. investments requiring an amount equal to at least the sum of one-quarter of the issued share capital and the reserves of the company as shown in its balance sheet with explanatory notes;
f. a proposal to amend the articles of association;
g. a proposal to wind up the company;
h. application for involuntary liquidation and for a moratorium of payments;
i. termination of the employment of a considerable number of employees of the company or of a dependent company at the same time or within a short timespan;

j. a far-reaching change in the working conditions of a considerable number of employees of the company or of a dependent company;

k. a proposal to reduce the issued share capital.

12.6. Without prejudice to any other applicable provision of these articles of association, the managing board shall furthermore require the approval of the supervisory board and the general meeting of shareholders for resolutions of the managing board regarding a significant change in the identity or nature of the company or the enterprise, including in any event:

a. the transfer of the enterprise or practically the entire enterprise to a third party;

b. to conclude or cancel any long-lasting co-operation by the company or a subsidiary ('dochtermaatschappij') with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that such co-operation or the cancellation thereof is of essential importance to the

j. a far-reaching change in the working conditions of a considerable number of employees of the company or of a dependent company;

k. a proposal to reduce the issued share capital.

12.6. Without prejudice to any other applicable provision of these articles of association, the managing board shall furthermore require the approval of the supervisory board and the general meeting of shareholders for resolutions of the managing board regarding a significant change in the identity or nature of the company or the enterprise, including in any event:

a. the transfer of the enterprise or practically the entire enterprise to a third party;

b. to conclude or cancel any long-lasting co-operation by the company or a subsidiary ('dochtermaatschappij') with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that such co-operation or the cancellation thereof is of essential importance to the

company;

c. to acquire or dispose of a participating interest in the capital of a company with a value of at least one-third of the sum of the assets according to the consolidated balance sheet with explanatory notes thereto according to the last adopted annual accounts of the company, by the company or a subsidiary ('dochtermaatschappij').

12.7. The supervisory board furthermore may adopt resolutions pursuant to which clearly specified resolutions of the managing board require its approval.
The supervisory board informs the managing board of such a resolution without delay. Such resolutions shall be registered in the rules, if any, as referred to in paragraph 3.

12.8. The absence of the approval of the supervisory board respectively the general meeting of shareholders for a resolution referred to in paragraph 5, paragraph 6 or paragraph 7 shall neither effect the representative authority of the managing board nor the members of the managing board.

Management; appointment, suspension and

company;

c. to acquire or dispose of a participating interest in the capital of a company with a value of at least one-third of the sum of the assets according to the consolidated balance sheet with explanatory notes thereto according to the last adopted annual accounts of the company, by the company or a subsidiary ('dochtermaatschappij').

12.7. The supervisory board furthermore may adopt resolutions pursuant to which clearly specified resolutions of the managing board require its approval.
The supervisory board informs the managing board of such a resolution without delay. Such resolutions shall be registered in the rules, if any, as referred to in paragraph 3.

12.8. The absence of the approval of the supervisory board respectively the general meeting of shareholders for a resolution referred to in paragraph 5, paragraph 6 or paragraph 7 shall neither effect the representative authority of the managing board nor the members of the managing board.

Management; appointment, suspension and

dismissal.

Article 13.

13.1. The supervisory board shall appoint the members of the managing board with due observance of section 2:162 Civil Code.
The supervisory board shall notify the general meeting of shareholders of an intended appointment of a member of the managing board.

13.2. The supervisory board may suspend or dismiss a member of the managing board at any time, provided however that it shall only dismiss a member of the managing board *after having heard the general meeting of* shareholders concerning the intended dismissal.
In the event of suspension of a member of the managing board, the member of the managing board concerned shall be restored to his office, if the supervisory board does not within three months of the resolution to suspend proceed to renew the suspension, or - with observance of the preceding sentence - to dismiss such member. The suspension may be renewed only once and for a period not exceeding three months.
A member of the managing board who has been suspended shall be given the

dismissal.

Article 13.

13.1. The supervisory board shall appoint the members of the managing board with due observance of section 2:162 Civil Code.
The supervisory board shall notify the general meeting of shareholders of an intended appointment of a member of the managing board.

13.2. The supervisory board may suspend or dismiss a member of the managing board at any time, provided however that it shall only dismiss a member of the managing board *after having heard the general meeting of* shareholders concerning the intended dismissal.
In the event of suspension of a member of the managing board, the member of the managing board concerned shall be restored to his office, if the supervisory board does not within three months of the resolution to suspend proceed to renew the suspension, or - with observance of the preceding sentence - to dismiss such member. The suspension may be renewed only once and for a period not exceeding three months.
A member of the managing board who has been suspended shall be given the

opportunity to account for his actions at a meeting of the supervisory board and to be assisted by an adviser.

13.3. In case one or more members of the managing board are prevented from acting or are failing, the remaining members of the managing board or the only remaining member of the managing board shall be temporarily in charge of the entire management.
In case all members of the managing board are or the only member of the managing board is prevented from acting or are/is failing, the supervisory board shall temporarily be in charge of the management; in such case the supervisory board shall be authorised to designate one or more temporary managing directors.
In the event of failing, as referred to in the preceding sentence, the supervisory board shall as soon as possible take the necessary measures in order to have a definitive arrangement made.

Management; remuneration and indemnification.
Article 14.

14.1. With due observance of the provisions of section 2:135 in conjunction with sections 2:383c up to and including 2:383e Civil Code the policy regarding the remuneration

opportunity to account for his actions at a meeting of the supervisory board and to be assisted by an adviser.

13.3. In case one or more members of the managing board are prevented from acting or are failing, the remaining members of the managing board or the only remaining member of the managing board shall be temporarily in charge of the entire management.
In case all members of the managing board are or the only member of the managing board is prevented from acting or are/is failing, the supervisory board shall temporarily be in charge of the management; in such case the supervisory board shall be authorised to designate one or more temporary managing directors.
In the event of failing, as referred to in the preceding sentence, the supervisory board shall as soon as possible take the necessary measures in order to have a definitive arrangement made.

Management; remuneration and indemnification.
Article 14.

14.1. With due observance of the provisions of section 2:135 in conjunction with sections 2:383c up to and including 2:383e Civil Code the policy regarding the remuneration

of the members of the managing board will be adopted by the general meeting of shareholders. Simultaneously with the offer to the general meeting of shareholders, the remuneration policy shall be offered in writing to the works council for its information. For the purposes of the previous sentence the provisions of section 2:158, *paragraph 11 Civil Code apply* *mutatis mutandis* to a subsidiary company as referred to in section 2:24a, paragraphs 1 and 2 Civil Code.

14.2. The remuneration of members of the managing board will, with due observance of the policy as referred to in the preceding paragraph, be determined by the supervisory board.

14.3. *The supervisory board will submit for* approval by the general meeting of shareholders a proposal regarding the arrangements for the remuneration of members of the executive board in the form of shares or rights to acquire shares. This proposal includes at least how many shares or rights to acquire shares may be awarded to the members of the managing board and which criteria apply to an award or a modification. The absence of the approval of the general meeting of shareholders shall

of the members of the managing board will be adopted by the general meeting of shareholders. Simultaneously with the offer to the general meeting of shareholders, the remuneration policy shall be offered in writing to the works council for its information. For the purposes of the previous sentence the provisions of section 2:158, *paragraph 11 Civil Code apply* *mutatis mutandis* to a subsidiary company as referred to in section 2:24a, paragraphs 1 and 2 Civil Code.

14.2. The remuneration of members of the managing board will, with due observance of the policy as referred to in the preceding paragraph, be determined by the supervisory board.

14.3. *The supervisory board will submit for* approval by the general meeting of shareholders a proposal regarding the arrangements for the remuneration of members of the executive board in the form of shares or rights to acquire shares. This proposal includes at least how many shares or rights to acquire shares may be awarded to the members of the managing board and which criteria apply to an award or a modification. The absence of the approval of the general meeting of shareholders shall

not invalidate the representative authority of the supervisory board.

14.4. Unless Dutch law provides otherwise, the following shall be reimbursed to current and former members of the managing board:

a. the costs of conducting a defence against claims based on acts or failures to act in the exercise of their duties or any other duties currently or previously performed by them at the company's request with regard to a company of which the company holds directly or indirectly all shares;

b. any damages or fines payable by them as a result of an act or failure to act as referred to under a;

c. the costs of appearing in other legal proceedings in which they are involved as current or former members of the managing board, with the exception of proceedings primarily aimed at pursuing a claim on their own behalf.

14.5. There shall be no entitlement to reimbursement as referred to above if and to the extent that:

a. it has been established by a Dutch court in a final and conclusive decision that the act or failure to act

not invalidate the representative authority of the supervisory board.

14.4. Unless Dutch law provides otherwise, the following shall be reimbursed to current and former members of the managing board:

a. the costs of conducting a defence against claims based on acts or failures to act in the exercise of their duties or any other duties currently or previously performed by them at the company's request with regard to a company of which the company holds directly or indirectly all shares;

b. any damages or fines payable by them as a result of an act or failure to act as referred to under a;

c. the costs of appearing in other legal proceedings in which they are involved as current or former members of the managing board, with the exception of proceedings primarily aimed at pursuing a claim on their own behalf.

14.5. There shall be no entitlement to reimbursement as referred to above if and to the extent that:

a. it has been established by a Dutch court in a final and conclusive decision that the act or failure to act

of the person concerned may be characterised as wilful ("opzettelijk"), intentionally reckless ("bewust roekeloos") or seriously culpable ("ernstig verwijtbaar") conduct, unless Dutch law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness; or

b. the person concerned has failed to notify the company in writing as soon as practicably possible of the circumstances that may result in the costs or financial loss or, as the case may be, of the costs or financial loss; or

c. the costs or financial loss of the person concerned are covered by an insurance and the insurer has paid out the costs or financial loss.

14.6. Costs and financial loss shall be reimbursed by the company immediately upon receipt of the invoices or any other document evidencing the costs or financial loss of the person concerned.
If and to the extent that it has been established by a Dutch court in a final and conclusive decision that the person

of the person concerned may be characterised as wilful ("opzettelijk"), intentionally reckless ("bewust roekeloos") or seriously culpable ("ernstig verwijtbaar") conduct, unless Dutch law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness; or

b. the person concerned has failed to notify the company in writing as soon as practicably possible of the circumstances that may result in the costs or financial loss or, as the case may be, of the costs or financial loss; or

c. the costs or financial loss of the person concerned are covered by an insurance and the insurer has paid out the costs or financial loss.

14.6. Costs and financial loss shall be reimbursed by the company immediately upon receipt of the invoices or any other document evidencing the costs or financial loss of the person concerned.
If and to the extent that it has been established by a Dutch court in a final and conclusive decision that the person

concerned is not entitled to reimbursement as referred to above, he shall immediately repay the amount reimbursed by the company. The company may request that the person concerned provide security for his repayment obligation.

14.7. The person concerned shall follow the company's instructions relating to the manner of his defence and consult with the company in advance about the manner of his defence. The person concerned shall not (i) acknowledge any personal liability, (ii) waive any defence or (iii) agree on a settlement, without the company's prior written consent.

14.8. Paragraphs 4 up to and including 7 shall not affect any rights that the person concerned may have pursuant to any agreement with the company.

14.9. The company may take out liability insurance for the benefit of the persons concerned.

14.10. The supervisory board may by agreement or otherwise give further implementation to the above with respect to members of the managing board.

Proxies.

Article 15.

The managing board may grant to one or more

concerned is not entitled to reimbursement as referred to above, he shall immediately repay the amount reimbursed by the company. The company may request that the person concerned provide security for his repayment obligation.

14.7. The person concerned shall follow the company's instructions relating to the manner of his defence and consult with the company in advance about the manner of his defence. The person concerned shall not (i) acknowledge any personal liability, (ii) waive any defence or (iii) agree on a settlement, without the company's prior written consent.

14.8. Paragraphs 4 up to and including 7 shall not affect any rights that the person concerned may have pursuant to any agreement with the company.

14.9. The company may take out liability insurance for the benefit of the persons concerned.

14.10. The supervisory board may by agreement or otherwise give further implementation to the above with respect to members of the managing board.

Proxies.

Article 15.

The managing board may grant to one or more

persons, whether or not employed by the company, the power to represent the company ("*procuratie*") or grant in a different manner the power to represent the company on a continuing basis and grant the title of managing director or such other title as the managing board may determine, as meant above, as well as to other persons, but only if such persons are employed by the company.

Representation.

Article 16.

16.1. The managing board as well as two members of the managing board acting jointly shall have power to represent the company.

16.2. In the event that a member of the managing board, acting in his personal capacity, enters into an agreement with the company, or if he, acting in his personal capacity, conducts any litigation against the company, the company may be represented in that matter by a supervisory director to be designated by the supervisory board, unless the general meeting of shareholders designates a person for such purpose; such person may also be the member of the managing board with whom the conflict of interest exists. If a member of the managing board has a conflict of interest with the company other than as referred to in the

persons, whether or not employed by the company, the power to represent the company ("*procuratie*") or grant in a different manner the power to represent the company on a continuing basis and grant the title of managing director or such other title as the managing board may determine, as meant above, as well as to other persons, but only if such persons are employed by the company.

Representation.

Article 16.

16.1. The managing board as well as two members of the managing board acting jointly shall have power to represent the company.

16.2. In the event that a member of the managing board, acting in his personal capacity, enters into an agreement with the company, or if he, acting in his personal capacity, conducts any litigation against the company, the company may be represented in that matter by a supervisory director to be designated by the supervisory board, unless the general meeting of shareholders designates a person for such purpose; such person may also be the member of the managing board with whom the conflict of interest exists. If a member of the managing board has a conflict of interest with the company other than as referred to in the

preceding sentence he and each of the other members of the managing board as well, with due observance of the provisions included in the first paragraph, shall continue to have power to represent the company in that matter.

Supervisory board; supervision on management.

Article 17.

17.1. The supervision of the policies of the managing board and the general course of affairs of the company and the business *enterprise which it operates shall be* exercised by the supervisory board, consisting of three or more members, their number to be determined by the general meeting of shareholders. If the number of supervisory directors is less than three, then the board shall without delay take measures to complete its number of members; meanwhile the board shall be validly constituted. Only natural persons can be supervisory director.

The supervisory board shall support the *managing board with their advice.* In fulfilling their duties the supervisory directors shall serve the interests of the company and the business enterprise which it operates.

The managing board shall provide the

preceding sentence he and each of the other members of the managing board as well, with due observance of the provisions included in the first paragraph, shall continue to have power to represent the company in that matter.

Supervisory board; supervision on management.

Article 17.

17.1. The supervision of the policies of the managing board and the general course of affairs of the company and the business *enterprise which it operates shall be* exercised by the supervisory board, consisting of three or more members, their number to be determined by the general meeting of shareholders. If the number of supervisory directors is less than three, then the board shall without delay take measures to complete its number of members; meanwhile the board shall be validly constituted. Only natural persons can be supervisory director.

The supervisory board shall support the *managing board with their advice.* In fulfilling their duties the supervisory directors shall serve the interests of the company and the business enterprise which it operates.

The managing board shall provide the

supervisory board in time the information it needs to carry out its duties.
At least once per year, the managing board shall inform the supervisory board in writing in respect of the principles of the strategic policy, the general and financial risks and the management and control system of the company.

17.2. The supervisory board shall prepare a profile of its size and composition, taking account of the nature of the business, its activities and the desired expertise and background of the supervisory board members. The supervisory board discusses the profile as well as any change thereof in the general meeting and with the works council.

17.3. The supervisory board shall appoint one of its members as chairman. The supervisory board may appoint one or more of its members as vice-chairman(s) of the supervisory board. The supervisory board may grant the title of "president-commissaris" to its chairman.
The supervisory board shall appoint, whether or not from its midst, a secretary.

17.4. With due observance of these articles of association, the supervisory board may adopt rules regulating its duties or the

supervisory board in time the information it needs to carry out its duties.
At least once per year, the managing board shall inform the supervisory board in writing in respect of the principles of the strategic policy, the general and financial risks and the management and control system of the company.

17.2. The supervisory board shall prepare a profile of its size and composition, taking account of the nature of the business, its activities and the desired expertise and background of the supervisory board members. The supervisory board discusses the profile as well as any change thereof in the general meeting and with the works council.

17.3. The supervisory board shall appoint one of its members as chairman. The supervisory board may appoint one or more of its members as vice-chairman(s) of the supervisory board. The supervisory board may grant the title of "president-commissaris" to its chairman.
The supervisory board shall appoint, whether or not from its midst, a secretary.

17.4. With due observance of these articles of association, the supervisory board may adopt rules regulating its duties or the

division thereof among the various supervisory directors.

17.5. The position of a supervisory director may not be held by:

a. persons employed by the company;
b. persons employed by a dependent company;
c. managing directors and persons employed by an employees' organisation customarily involved in the establishment of the terms of employment of the persons referred to under a and b.

17.6. As regards rights, conferred by these articles of association to persons other than shareholders, the provision referred to in section 2:122 Civil Code is made.

Appointment of supervisory directors.

Article 18.

18.1. The supervisory directors shall be appointed by the general meeting of shareholders on the basis of the supervisory board's nomination; in the event referred to in the last sentence of paragraph 6 of this article, the appointment shall be made by the supervisory board. The supervisory board shall inform the general meeting of shareholders and the works council simultaneously of its

division thereof among the various supervisory directors.

17.5. The position of a supervisory director may not be held by:

a. persons employed by the company;
b. persons employed by a dependent company;
c. managing directors and persons employed by an employees' organisation customarily involved in the establishment of the terms of employment of the persons referred to under a and b.

17.6. As regards rights, conferred by these articles of association to persons other than shareholders, the provision referred to in section 2:122 Civil Code is made.

Appointment of supervisory directors.

Article 18.

18.1. The supervisory directors shall be appointed by the general meeting of shareholders on the basis of the supervisory board's nomination; in the event referred to in the last sentence of paragraph 6 of this article, the appointment shall be made by the supervisory board. The supervisory board shall inform the general meeting of shareholders and the works council simultaneously of its

nomination. The nomination shall state the grounds on which it is based.

18.2. The general meeting of shareholders and the works council may recommend to the supervisory board persons to be nominated as supervisory directors. The supervisory board shall for that purpose inform them in due time when, for what reason and according to which profile a vacancy is to be filled. If the enhanced right of recommendation referred to in paragraph 4 of this article applies, the supervisory board shall also inform the general meeting of shareholders and the works council thereof.

18.3. Together with a recommendation or nomination for the appointment of a supervisory director the following information shall be given in respect of the candidate: his age, his profession, the amount of the shares in the company's share capital held by him and the positions currently or previously held by him insofar as relevant to the fulfilment of the duties as a supervisory director. Mention shall also be made of the legal entities in which he is currently holding a position as supervisory director; if any of such legal entities belong to the same group, it shall be sufficient to mention that group. The recommendation

nomination. The nomination shall state the grounds on which it is based.

18.2. The general meeting of shareholders and the works council may recommend to the supervisory board persons to be nominated as supervisory directors. The supervisory board shall for that purpose inform them in due time when, for what reason and according to which profile a vacancy is to be filled. If the enhanced right of recommendation referred to in paragraph 4 of this article applies, the supervisory board shall also inform the general meeting of shareholders and the works council thereof.

18.3. Together with a recommendation or nomination for the appointment of a supervisory director the following information shall be given in respect of the candidate: his age, his profession, the amount of the shares in the company's share capital held by him and the positions currently or previously held by him insofar as relevant to the fulfilment of the duties as a supervisory director. Mention shall also be made of the legal entities in which he is currently holding a position as supervisory director; if any of such legal entities belong to the same group, it shall be sufficient to mention that group. The recommendation

and nomination for the appointment or re-appointment of a supervisory director shall specify the reasons for that recommendation or nomination. In the case of a re-appointment, the manner in which the candidate has performed his tasks as supervisory director shall be taken into account.

18.4. With regard to one third of the number of supervisory directors, the supervisory board shall place a person recommended by the works council on the nomination, unless the supervisory board objects to the recommendation on the grounds that the person recommended is expected to be unsuitable for the fulfilment of the duties of supervisory director or that the supervisory board will not be suitably composed when the appointment is made as recommended. If the number of supervisory directors cannot be divided by three, the nearest lower number that can be divided by three will be the basis for determining the number of members to which this enhanced right of recommendation applies.

18.5. If the supervisory board raises an objection against a person recommended by the works council it will inform the works council of that objection and the reasons for

and nomination for the appointment or re-appointment of a supervisory director shall specify the reasons for that recommendation or nomination. In the case of a re-appointment, the manner in which the candidate has performed his tasks as supervisory director shall be taken into account.

18.4. With regard to one third of the number of supervisory directors, the supervisory board shall place a person recommended by the works council on the nomination, unless the supervisory board objects to the recommendation on the grounds that the person recommended is expected to be unsuitable for the fulfilment of the duties of supervisory director or that the supervisory board will not be suitably composed when the appointment is made as recommended. If the number of supervisory directors cannot be divided by three, the nearest lower number that can be divided by three will be the basis for determining the number of members to which this enhanced right of recommendation applies.

18.5. If the supervisory board raises an objection against a person recommended by the works council it will inform the works council of that objection and the reasons for

	it. The supervisory board shall institute consultations with the works council without delay with a view to reaching an agreement on the nomination. If the supervisory board determines that no agreement can be reached, a representative of the supervisory board designated for that purpose shall apply to the Enterprise Division of the Amsterdam Court of Appeal to uphold the objection. The application my not be filed until four weeks have lapsed since the consultations with the works council commenced. The supervisory board shall place the person recommended on the nomination if the Enterprise Division declares the objection unfounded. If the Enterprise Division upholds the objection, the works council may make a new recommendation in accordance with the provisions of paragraph 4.		it. The supervisory board shall institute consultations with the works council without delay with a view to reaching an agreement on the nomination. If the supervisory board determines that no agreement can be reached, a representative of the supervisory board designated for that purpose shall apply to the Enterprise Division of the Amsterdam Court of Appeal to uphold the objection. The application my not be filed until four weeks have lapsed since the consultations with the works council commenced. The supervisory board shall place the person recommended on the nomination if the Enterprise Division declares the objection unfounded. If the Enterprise Division upholds the objection, the works council may make a new recommendation in accordance with the provisions of paragraph 4.	
18.6.	The general meeting of shareholders may reject the nomination with an absolute majority of the votes cast, representing at least one third of the issued capital. If less than one-third of the issued share capital was represented at the meeting, a new meeting shall be convened in which the nomination may be rejected by an absolute majority of the votes cast.	18.6.	The general meeting of shareholders may reject the nomination with an absolute majority of the votes cast, representing at least one third of the issued capital. If the general meeting of shareholders with an absolute majority of the votes cast rejects the nomination, but this majority does not represent at least one third of the issued capital, a new meeting can be convened in	Amendment as a result of the amendment of article 2:158 paragraph 9 Dutch Civil Code

In such event the supervisory board shall draw up a new nomination. Paragraphs 2, 3, 4 and 5 of this article shall apply. If the general meeting of shareholders does not appoint the person nominated and does not resolve to reject the nomination, the supervisory board shall appoint the person nominated.

18.7. *The general meeting of shareholders may* delegate its power under paragraph 2 to a committee of shareholders appointed by it, for periods, to be set by it, of no longer than two successive years; in that case the supervisory board shall provide the committee with the information set out in paragraph 2 of this article. The general meeting of shareholders may at any time revoke the delegation.

Supervisory board; vacancies for all supervisory directors.

Article 19.

19.1. If there are no supervisory directors, other than as a consequence of article 21, the general meeting of shareholders shall make the appointment.

19.2. The works council may recommend

which meeting the nomination can be rejected by an absolute majority of the votes cast.

In such event the supervisory board shall draw up a new nomination. Paragraphs 2, 3, 4 and 5 of this article shall apply. If the general meeting of shareholders does not appoint the person nominated and does not resolve to reject the nomination, the supervisory board shall appoint the person nominated.

18.7. The *general meeting* of shareholders may delegate its power under paragraph 2 to a committee of shareholders appointed by it, for periods, to be set by it, of no longer than two successive years; in that case the supervisory board shall provide the committee with the information set out in paragraph 2 of this article. The general meeting of shareholders may at any time revoke the delegation.

Supervisory board; vacancies for all supervisory directors.

Article 19.

19.1. If there are no supervisory directors, other than as a consequence of article 21, the general meeting of shareholders shall make the appointment.

19.2. The works council may recommend

persons for appointment as supervisory director. The person convening the general meeting of shareholders shall in due time inform the works council that the subject of the appointment of supervisory directors will be considered at the general meeting of shareholders, specifying whether the appointment is taking place in accordance with the works council's right of recommendation pursuant to article 18, paragraph 4.

19.3. Article 18, paragraphs 4, 5 and 7 shall apply *mutatis mutandis*.

Supervisory board; resignation.

Article 20.

20.1. A supervisory director shall resign at the latest at the end of the annual general meeting of shareholders following on the day, situated four years after his last appointment and shall always be eligible for reappointment, provided that the term of office of a supervisory director shall not be longer than three terms of four year, subject to the provision of article 36.
Supervisory directors shall resign according to a rota to be determined by the supervisory board. A change in that rota may not entail that a supervisory director in office shall resign against his will before the

persons for appointment as supervisory director. The person convening the general meeting of shareholders shall in due time inform the works council that the subject of the appointment of supervisory directors will be considered at the general meeting of shareholders, specifying whether the appointment is taking place in accordance with the works council's right of recommendation pursuant to article 18, paragraph 4.

19.3. Article 18, paragraphs 4, 5 and 7 shall apply *mutatis mutandis*.

Supervisory board; resignation.

Article 20.

20.1. A supervisory director shall resign at the latest at the end of the annual general meeting of shareholders following on the day, situated four years after his last appointment and shall always be eligible for reappointment, provided that the term of office of a supervisory director shall not be longer than three terms of four year, subject to the provision of article 36.
Supervisory directors shall resign according to a rota to be determined by the supervisory board. A change in that rota may not entail that a supervisory director in office shall resign against his will before the

period for which he has been appointed has expired.

20.2. A supervisory director, appointed to fulfil an interim vacancy, shall as far as the time of resignation is concerned, take the place of his predecessor, unless provided otherwise upon his appointment.

20.3. Upon application, the Enterprise Division of the Amsterdam Court of Appeal may remove a supervisory director for dereliction of his duties, for other important *reasons or on account of any far-reaching* change of circumstances as a result of which the company cannot reasonably be required to maintain him as a supervisory director. The application can be made by the company, represented for this purpose by the supervisory board, and by a designated representative of the general meeting of shareholders or the works council. Article 18, paragraph 7 shall apply *mutatis mutandis*.

20.4. A supervisory director may be suspended *by the supervisory board*; the suspension shall end by operation of law if the company has failed to apply to the Enterprise Division pursuant to the preceding paragraph within one month after the commencement of the suspension.

period for which he has been appointed has expired.

20.2. A supervisory director, appointed to fulfil an interim vacancy, shall as far as the time of resignation is concerned, take the place of his predecessor, unless provided otherwise upon his appointment.

20.3. Upon application, the Enterprise Division of the Amsterdam Court of Appeal may remove a supervisory director for dereliction of his duties, for other important *reasons or on account of any far-reaching* change of circumstances as a result of which the company cannot reasonably be required to maintain him as a supervisory director. The application can be made by the company, represented for this purpose by the supervisory board, and by a designated representative of the general meeting of shareholders or the works council. Article 18, paragraph 7 shall apply *mutatis mutandis*.

20.4. A supervisory director may be suspended *by the supervisory board*; the suspension shall end by operation of law if the company has failed to apply to the Enterprise Division pursuant to the preceding paragraph within one month after the commencement of the suspension.

Withdrawal of confidence in the supervisory board.

Article 21.

21.1. The general meeting of shareholders may withdraw its confidence in the supervisory board by an absolute majority of votes cast, representing at least one third of the issued share capital.

If less than one third of the issued share capital is represented at the meeting, a new meeting may be convened in which the general meeting of shareholders may withdraw its confidence in the supervisory board by an absolute majority of the votes cast, regardless the portion of the share capital represented at the meeting of shareholders.

The resolution to withdraw confidence in the supervisory board shall specify the reasons for the resolution. The resolution may not be passed with regard to supervisory directors appointed by the Enterprise Division in accordance with paragraph 3.

21.2. A resolution as referred to in paragraph 1 shall not be passed until the managing board has notified the works council of the proposed resolution and the reasons for it. The notification shall take place at least

Withdrawal of confidence in the supervisory board.

Article 21.

21.1. The general meeting of shareholders may withdraw its confidence in the supervisory board by an absolute majority of votes cast, representing at least one third of the issued share capital.

If less than one third of the issued share capital is represented at the meeting, a new meeting may be convened in which the general meeting of shareholders may withdraw its confidence in the supervisory board by an absolute majority of the votes cast, regardless the portion of the share capital represented at the meeting of shareholders.

The resolution to withdraw confidence in the supervisory board shall specify the reasons for the resolution. The resolution may not be passed with regard to supervisory directors appointed by the Enterprise Division in accordance with paragraph 3.

21.2. A resolution as referred to in paragraph 1 shall not be passed until the managing board has notified the works council of the proposed resolution and the reasons for it. The notification shall take place at least

thirty days before the general meeting of shareholders at which the proposal is to be dealt with. If the works council determines a view on the proposal, the managing board shall inform the supervisory board and the general meeting of that view. The works council may arrange for its view to be explained at the general meeting.

21.3. The resolution referred to in paragraph 1 shall result in the immediate dismissal of the supervisory directors. On passing the *resolution, the managing board shall apply* without delay to the Enterprise Division of the Amsterdam Court of Appeal to appoint one or more supervisory directors on a temporary basis. The Enterprise Division shall provide for the effects of the appointment.

21.4. The supervisory board shall use its best efforts to ensure that a new supervisory board is composed within the period set by the Enterprise Division and in accordance with article 18.

Supervisory board; remuneration and indemnification.

Article 22.

22.1. The general meeting of shareholders may grant a remuneration to the supervisory directors or to one or more of them. Their

thirty days before the general meeting of shareholders at which the proposal is to be dealt with. If the works council determines a view on the proposal, the managing board shall inform the supervisory board and the general meeting of that view. The works council may arrange for its view to be explained at the general meeting.

21.3. The resolution referred to in paragraph 1 shall result in the immediate dismissal of the supervisory directors. On passing the *resolution, the managing board shall apply* without delay to the Enterprise Division of the Amsterdam Court of Appeal to appoint one or more supervisory directors on a temporary basis. The Enterprise Division shall provide for the effects of the appointment.

21.4. The supervisory board shall use its best efforts to ensure that a new supervisory board is composed within the period set by the Enterprise Division and in accordance with article 18.

Supervisory board; remuneration and indemnification.

Article 22.

22.1. The general meeting of shareholders may grant a remuneration to the supervisory directors or to one or more of them. Their

expenses will be reimbursed.

22.2. Unless Dutch law provides otherwise, the following shall be reimbursed to current and former supervisory directors:

a. the costs of conducting a defence against claims based on acts or failures to act in the exercise of their duties or any other duties currently or previously performed by them at the company's request with regard to a company of which the company holds directly or indirectly all shares;
b. any damages or fines payable by them as a result of an act or failure to act as referred to under a;
c. the costs of appearing in other legal proceedings in which they are involved as current or former supervisory directors, with the exception of proceedings primarily aimed at pursuing a claim on their own behalf.

22.3. There shall be no entitlement to reimbursement as referred to above if and to the extent that:

a. it has been established by a Dutch court in a final and conclusive decision that the act or failure to act of the person concerned may be

expenses will be reimbursed.

22.2. Unless Dutch law provides otherwise, the following shall be reimbursed to current and former supervisory directors:

a. the costs of conducting a defence against claims based on acts or failures to act in the exercise of their duties or any other duties currently or previously performed by them at the company's request with regard to a company of which the company holds directly or indirectly all shares;
b. any damages or fines payable by them as a result of an act or failure to act as referred to under a;
c. the costs of appearing in other legal proceedings in which they are involved as current or former supervisory directors, with the exception of proceedings primarily aimed at pursuing a claim on their own behalf.

22.3. There shall be no entitlement to reimbursement as referred to above if and to the extent that:

a. it has been established by a Dutch court in a final and conclusive decision that the act or failure to act of the person concerned may be

characterised as wilful ("opzettelijk"), intentionally reckless ("bewust roekeloos") or seriously culpable ("ernstig verwijtbaar") conduct, unless Dutch law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness; or

b. the person concerned has failed to notify the company in writing as soon as practicably possible of the circumstances that may result in the costs or financial loss or, as the case may be, of the costs or financial loss; or

c. the costs or financial loss of the person concerned are covered by an insurance and the insurer has paid out the costs or financial loss.

22.4. Costs and financial loss shall be reimbursed by the company immediately upon receipt of the invoices or any other document evidencing the costs or financial loss of the person concerned.
If and to the extent that it has been established by a Dutch court in a final and conclusive decision that the person concerned is not entitled to reimbursement

characterised as wilful ("opzettelijk"), intentionally reckless ("bewust roekeloos") or seriously culpable ("ernstig verwijtbaar") conduct, unless Dutch law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness; or

b. the person concerned has failed to notify the company in writing as soon as practicably possible of the circumstances that may result in the costs or financial loss or, as the case may be, of the costs or financial loss; or

c. the costs or financial loss of the person concerned are covered by an insurance and the insurer has paid out the costs or financial loss.

22.4. Costs and financial loss shall be reimbursed by the company immediately upon receipt of the invoices or any other document evidencing the costs or financial loss of the person concerned.
If and to the extent that it has been established by a Dutch court in a final and conclusive decision that the person concerned is not entitled to reimbursement

as referred to above, he shall immediately repay the amount reimbursed by the company. The company may request that the person concerned provide security for his repayment obligation.

22.5. The person concerned shall follow the company's instructions relating to the manner of his defence and consult with the company in advance about the manner of his defence. The person concerned shall not (i) acknowledge any personal liability, (ii) waive any defence or (iii) agree on a settlement, without the company's prior written consent.

22.6. Paragraphs 2 up to and including 5 shall not affect any rights that the person concerned may have pursuant to any agreement with the company.

22.7. The company may take out liability insurance for the benefit of the persons concerned.

22.8. The managing board may by agreement or otherwise give further implementation to the above with respect to supervisory directors.

Supervisory board; meetings and decision-making.

Article 23.

23.1. The supervisory board may decide that one or more of its members shall have access

as referred to above, he shall immediately repay the amount reimbursed by the company. The company may request that the person concerned provide security for his repayment obligation.

22.5. The person concerned shall follow the company's instructions relating to the manner of his defence and consult with the company in advance about the manner of his defence. The person concerned shall not (i) acknowledge any personal liability, (ii) waive any defence or (iii) agree on a settlement, without the company's prior written consent.

22.6. Paragraphs 2 up to and including 5 shall not affect any rights that the person concerned may have pursuant to any agreement with the company.

22.7. The company may take out liability insurance for the benefit of the persons concerned.

22.8. The managing board may by agreement or otherwise give further implementation to the above with respect to supervisory directors.

Supervisory board; meetings and decision-making.

Article 23.

23.1. The supervisory board may decide that one or more of its members shall have access

to all premises of the company and shall be authorised to examine all books, correspondence and other records and to be fully informed of all actions which have taken place, or may decide that one or more of its members shall be authorised to exercise a portion of such powers.

23.2. The supervisory board shall meet whenever one of its members so requests. It shall decide by absolute majority of votes.
In a tie vote, the chairman of the supervisory board shall have a casting vote; if temporarily there are only two supervisory directors in office, then the proposal shall in case of tie vote have been rejected.

23.3. Without prejudice to the provisions of paragraph 4, the supervisory board cannot adopt resolutions if the majority of its members is not present or represented.

23.4. The supervisory board may also adopt resolutions without holding a meeting, provided such resolutions are adopted in writing, by cable, by telecopier, by telefax or in any (other) current electronic manner and provided that all supervisory directors have expressed themselves in favour of the proposal concerned.
A resolution so adopted shall be recorded in the minute book of the supervisory board

to all premises of the company and shall be authorised to examine all books, correspondence and other records and to be fully informed of all actions which have taken place, or may decide that one or more of its members shall be authorised to exercise a portion of such powers.

23.2. The supervisory board shall meet whenever one of its members so requests. It shall decide by absolute majority of votes.
In a tie vote, the chairman of the supervisory board shall have a casting vote; if temporarily there are only two supervisory directors in office, then the proposal shall in case of tie vote have been rejected.

23.3. Without prejudice to the provisions of paragraph 4, the supervisory board cannot adopt resolutions if the majority of its members is not present or represented.

23.4. The supervisory board may also adopt resolutions without holding a meeting, provided such resolutions are adopted in writing, by cable, by telecopier, by telefax or in any (other) current electronic manner and provided that all supervisory directors have expressed themselves in favour of the proposal concerned.
A resolution so adopted shall be recorded in the minute book of the supervisory board

kept by the secretary of the supervisory board; the documents evidencing the adoption of such resolutions shall be kept with the minute book.

23.5. The members of the managing board shall attend the meetings of the supervisory board, if the supervisory board deems this necessary, and they shall provide in such meetings all information required by the supervisory board.

23.6. At the expense of the company, the supervisory board may obtain such from experts as the supervisory board deems desirable for the proper fulfilment of its duties.

23.7. If temporarily there is only one supervisory director in office, such supervisory director shall have all rights and obligations granted to and imposed by the law and by these articles of association upon the supervisory board and its chairman.

<u>General meeting of shareholders; general.</u>

<u>Article 24.</u>

24.1. The annual general meeting of shareholders shall be held within six months after the end of the financial year.

24.2. The agenda for this meeting shall in any case include the following items:

a. the consideration of written annual

kept by the secretary of the supervisory board; the documents evidencing the adoption of such resolutions shall be kept with the minute book.

23.5. The members of the managing board shall attend the meetings of the supervisory board, if the supervisory board deems this necessary, and they shall provide in such meetings all information required by the supervisory board.

23.6. At the expense of the company, the supervisory board may obtain such from experts as the supervisory board deems desirable for the proper fulfilment of its duties.

23.7. If temporarily there is only one supervisory director in office, such supervisory director shall have all rights and obligations granted to and imposed by the law and by these articles of association upon the supervisory board and its chairman.

<u>General meeting of shareholders; general.</u>

<u>Article 24.</u>

24.1. The annual general meeting of shareholders shall be held within six months after the end of the financial year.

24.2. The agenda for this meeting shall in any case include the following items:

a. the consideration of written annual

report by the managing board concerning the company's affairs and the management as conducted;

b. the adoption of the annual accounts and - subject to what is provided in article 32 - the allocation of profits,
c. discussion regarding the company's reserves and dividend policy and justification thereof by the managing board;
d. if applicable, the proposal to pay a dividend;
e. the discharge of members of the managing board from liability for their management over the last financial year;
f. the discharge of members of the supervisory board from liability for their supervision of the management over the last financial year;
g. each substantial amendment of the corporate governance structure of the company;

without prejudice to the provisions of section 2:138 Civil Code.

The items referred to above do not have to be included on the agenda if the period for preparing the annual accounts and for presenting the annual report has been

report by the managing board concerning the company's affairs and the management as conducted;

b. the adoption of the annual accounts and - subject to what is provided in article 32 - the allocation of profits;
c. discussion regarding the company's reserves and dividend policy and justification thereof by the managing board;
d. if applicable, the proposal to pay a dividend;
e. the discharge of members of the managing board from liability for their management over the last financial year;
f. the discharge of members of the supervisory board from liability for their supervision of the management over the last financial year;
g. each substantial amendment of the corporate governance structure of the company;

without prejudice to the provisions of section 2:138 Civil Code.

The items referred to above do not have to be included on the agenda if the period for preparing the annual accounts and for presenting the annual report has been

extended, or if the agenda includes a proposal to extend such period, with due observance of article 30, paragraph 2. Furthermore, all items which have been included on the agenda with due observance of article 25, paragraphs 4 and 5 shall be discussed at such meeting.	extended, or if the agenda includes a proposal to extend such period, with due observance of article 30, paragraph 2. Furthermore, all items which have been included on the agenda with due observance of article 25, paragraphs 5, 6 and 7 shall be discussed at such meeting.	Technical amendment
24.3. Extraordinary general meetings of shareholders shall be convened whenever the managing board or the supervisory board considers appropriate. Moreover, a general meeting of shareholders shall be convened, whenever one or more shareholders, representing at least ten per cent of the issued share capital, so request the managing board and the supervisory board stating the items to be discussed. If neither any of the members of the managing board nor any of the supervisory directors then convene the meeting so that it is held within four weeks of receipt of the request, each of the applicants shall be authorised to convene the meeting, with due observance of what has been provided to that effect in the law and in these articles of association.	24.3. Extraordinary general meetings of shareholders shall be convened whenever the managing board or the supervisory board considers appropriate. Moreover, a general meeting of shareholders shall be convened, whenever one or more shareholders, representing at least ten per cent of the issued share capital, so request the managing board and the supervisory board stating the items to be discussed. If neither any of the members of the managing board nor any of the supervisory directors then convene the meeting so that it is held within four weeks of receipt of the request, each of the applicants shall be authorised to convene the meeting, with due observance of what has been provided to that effect in the law and in these articles of association.	
24.4. Within three months after the management has considered it plausible that the	24.4. Within three months after the management has considered it plausible that the	

shareholders' equity of the company has dropped to an amount equal to or less than one half of the issued share capital, a general meeting of shareholders shall be held to discuss the measures to be taken, if necessary.

General meeting of shareholders; meeting place and convocation.

Article 25.

25.1. General meetings of shareholders shall be held in the municipality where the company has its corporate seat, in Alkmaar, Amsterdam or 's-Hertogenbosch.

25.2. Without prejudice to the provisions of article 24, paragraph 3, shareholders shall be given notice of the general meeting of shareholders by a member of the managing board, or by a supervisory director. Notice shall be given not later than on the fifteenth day prior to the date of the meeting.

25.3. The convocation to the general meeting of shareholders shall be published in the form of an advertisement which shall be placed in at least one national daily Dutch newspaper or if shares in the share capital of the company are admitted to Eurolist of Euronext Amsterdam N.V. - in the Daily Official List of Euronext Amsterdam N.V. The convocation will contain at least the

shareholders' equity of the company has dropped to an amount equal to or less than one half of the issued share capital, a general meeting of shareholders shall be held to discuss the measures to be taken, if necessary.

General meeting of shareholders; meeting place and convocation.

Article 25.

25.1. General meetings of shareholders shall be held in the municipality where the company has its corporate seat, in Alkmaar, Amsterdam or 's-Hertogenbosch.

25.2. Without prejudice to the provisions of article 24, paragraph 3, shareholders shall be given notice of the general meeting of shareholders by a member of the managing board, or by a supervisory director. Notice shall be given not later than on the fifteenth day prior to the date of the meeting.

25.3. The convocation to the general meeting of shareholders shall be published in the form of an advertisement which shall be placed in at least one national daily Dutch newspaper or if shares in the share capital of the company are admitted to Eurolist of Euronext Amsterdam N.V. - in the Daily Official List of Euronext Amsterdam N.V. The convocation will contain at least the

time, the place where the meeting will be held and notifications pursuant to article 27.	time, the place where the meeting will be held and notifications pursuant to article 27.	
	25.4. The managing board may decide that a person entitled to attend shareholders' meetings, if this person entitled to attend shareholders meetings agrees thereto, can be convoced by a legible and reproducible message sent by electronic mail to the address indicated by him to the company for such purpose.	Amendment as a result of the amendment of article 2:113 paragraph 4 Dutch Civil Code
25.4. Without prejudice to the other provisions of these articles of association, the agenda shall include such items as have been included therein by the managing board, the supervisory board; furthermore the agenda shall include such items as one or more shareholders and others entitled to attend the meetings, representing at least one-hundredth of the issued share capital or representing a value of at least fifty million euro (EUR 50,000,000), have requested the managing board to include in the agenda, at least sixty days before the day of the convocation. The managing board may decide not to place items so requested on the agenda, in the event the managing board is of the opinion that doing so would be detrimental to vital interests of the company. Resolutions on items other	25.5. Without prejudice to the other provisions of these articles of association, the agenda shall include such items as have been included therein by the managing board, the supervisory board; furthermore the agenda shall include such items as one or more shareholders and others entitled to attend the meetings, representing at least one-hundredth of the issued share capital or representing a value of at least fifty million euro (EUR 50,000,000), have requested the managing board to include in the agenda, at least sixty days before the day of the convocation. The managing board may decide not to place items so requested on the agenda, in the event the managing board is of the opinion that doing so would be detrimental to vital interests of the company. Resolutions on items other	

than those which have been included in the agenda, shall not be adopted. The managing board and the supervisory board shall inform the shareholders by means of explanatory notes to the agenda of all facts and circumstances relevant to the proposals on the agenda. These explanatory notes to the agenda shall be published on the website of the company.	than those which have been included in the agenda, shall not be adopted. The managing board and the supervisory board shall inform the shareholders by means of explanatory notes to the agenda of all facts and circumstances relevant to the proposals on the agenda. These explanatory notes to the agenda shall be published on the website of the company.	
	25.6. Written requests as referred to in article 24, paragraph 3 and article 25, paragraph 5 may be submitted electronically. The aforementioned requests shall comply with conditions stipulated by the managing board, which conditions shall be posted on the company's website.	Amemdment as a result of the amendment of article 2:114a paragraph 5 Dutch Civil Code
25.5. Without prejudice to the provisions regarding the reduction of share capital and the amendment of the articles of association, the convocation shall either mention the items to be discussed or state that the shareholders and others entitled to attend the meetings can inform themselves on the items to be discussed at the office of the company and that copies thereof are obtainable free of charge at such places as are specified in the convocation.	25.7. Without prejudice to the provisions regarding the reduction of share capital and the amendment of the articles of association, the convocation shall either mention the items to be discussed or state that the shareholders and others entitled to attend the meetings can inform themselves on the items to be discussed at the office of the company and that copies thereof are obtainable free of charge at such places as are specified in the convocation.	
General meeting of shareholders; course of meeting and keeping of minutes.	**General meeting of shareholders; course of meeting and keeping of minutes.**	

Article 26.

26.1. The general meeting of shareholders shall be presided by the chairman of the supervisory board. If the chairman of the supervisory board is absent or in the event that the chairman of the supervisory board is present, but does not wish to preside the meeting, the meeting shall be presided by one of the vice-chairmen of the supervisory board. Which one of the vice-chairmen will preside the meeting, shall be determined by mutual consent of the vice-chairmen of the supervisory board. In the absence of vice-chairmen of the supervisory board, the meeting shall appoint its chairman among the supervisory board. The chairman shall designate the secretary for the respective meeting, hereinafter in this article to be referred to as the 'secretary'.

26.2. A certificate signed by the chairman confirming that the general meeting of shareholders has adopted a particular resolution, shall constitute evidence of such resolution vis-à-vis third parties.

26.3. Minutes shall be kept of the proceedings at each general meeting of shareholders, which minutes shall be signed by the chairman and the secretary.

26.4. The minutes of the general meeting of

Article 26.

26.1. The general meeting of shareholders shall be presided by the chairman of the supervisory board. If the chairman of the supervisory board is absent or in the event that the chairman of the supervisory board is present, but does not wish to preside the meeting, the meeting shall be presided by one of the vice-chairmen of the supervisory board. Which one of the vice-chairmen will preside the meeting, shall be determined by mutual consent of the vice-chairmen of the supervisory board. In the absence of vice-chairmen of the supervisory board, the meeting shall appoint its chairman among the supervisory board. The chairman shall designate the secretary for the respective meeting, hereinafter in this article to be referred to as the 'secretary'.

26.2. A certificate signed by the chairman confirming that the general meeting of shareholders has adopted a particular resolution, shall constitute evidence of such resolution vis-à-vis third parties.

26.3. Minutes shall be kept of the proceedings at each general meeting of shareholders, which minutes shall be signed by the chairman and the secretary.

26.4. The minutes of the general meeting of

shareholders shall be made available, on request, to shareholders no later than three months after the end of the meeting, after which the shareholders shall have the opportunity to react to the minutes in the following three months. The minutes shall then be adopted and signed by the chairman and the secretary.	shareholders shall be made available, on request, to shareholders no later than three months after the end of the meeting, after which the shareholders shall have the opportunity to react to the minutes in the following three months. The minutes shall then be adopted and signed by the chairman and the secretary.	
26.5. In the event that a notarial record is prepared of the proceedings at the meeting, the provisions of paragraphs 3 and 4 are not applicable and co-signing of the chairman is sufficient.	26.5. In the event that a notarial record is prepared of the proceedings at the meeting, the provisions of paragraphs 3 and 4 are not applicable and co-signing of the chairman is sufficient.	
General meeting of shareholders; record date.	**General meeting of shareholders; record date.**	
Article 27.	**Article 27.**	
27.1. All holders of shares and others entitled to attend meetings are authorized to attend the general meeting of shareholders, to address the meeting and, in so far as they have such a right, to vote.	27.1. All holders of shares and others entitled to attend meetings are authorized to attend the general meeting of shareholders, to address the meeting and, in so far as they have such a right, to vote.	
	27.2. The managing board may decide that each person entitled to attend shareholders' meetings may, either in person or by written proxy, by electronic means of communication directly take note of the business transacted at the shareholders' meeting concerned and/or speak at that meeting and/or vote at that meeting. Required thereto is that the person entitled	Amendment as a result of the amendment of article 2:117 a paragraphs 1 and 2 Dutch Civil Code

	to attend shareholders' meetings can be identified through the electronic means of communication and furthermore that such person can directly take note of the business transacted at the shareholders' meeting concerned and, if applicable, can vote at such meeting.	
	27.3. The managing board may attach conditions to the use of electronic means of communication, which conditions shall be announced at the convocation of the shareholders' meeting.	Amendment as a result of the amendment of article 2:117a paragraph 3 Dutch Civil Code
27.2. The general meeting of shareholders may adopt rules and regulations to restrict the time to speak. To the extent the rules and regulations do not apply, the chairman may restrict the time to speak if he considers this to be desirable in view of the orderly conduct of the meeting.	27.4. The general meeting of shareholders may adopt rules and regulations to restrict the time to speak. To the extent the rules and regulations do not apply, the chairman may restrict the time to speak if he considers this to be desirable in view of the orderly conduct of the meeting.	
27.3. The managing board may determine that paragraph 1 will be applicable to those who (i) are a shareholder as per a certain date, determined by the managing board, such date hereinafter referred to as: the "record date", and (ii) who are as such registered in a register (or one or more parts thereof) designated thereto by the managing board, hereinafter referred to as: the "register", in as far as (iii) at the request of the applicant,	27.5. The managing board may determine that paragraph 1 will be applicable to those who (i) are a shareholder as per a certain date, determined by the managing board, such date hereinafter referred to as: the "record date", and (ii) who are as such registered in a register (or one or more parts thereof) designated thereto by the managing board, hereinafter referred to as: the "register", in as far as (iii) at the request of the applicant,	

	the holder of the register has given notice in writing to the company prior to the general meeting, that the shareholder mentioned in this paragraph has the intention to attend the general meeting of shareholders, regardless who will be shareholder at the time of the general meeting of shareholders. The notice will contain the name and the number of shares the shareholder will represent in the general meeting. The provision above under (iii) about the notice to the company also applies to the proxy holder of a shareholder, who has a written proxy.		the holder of the register has given notice in writing to the company prior to the general meeting, that the shareholder mentioned in this paragraph has the intention to attend the general meeting of shareholders, regardless who will be shareholder at the time of the general meeting of shareholders. The notice will contain the name and the number of shares the shareholder will represent in the general meeting. The provision above under (iii) about the notice to the company also applies to the proxy holder of a shareholder, who has a written proxy.	
		27.6.	To the extent that the managing board makes use of its right as referred to in the preceding paragraph of this article, the managing board may decide that persons entitled to vote thereat may, within a period prior to the shareholders' meeting to be set by the managing board, which period cannot begin prior to the registration date as meant in the previous paragraph, cast their votes electronically in a manner to be decided by the managing board. Votes cast in accordance with the previous sentence are equal to votes cast at the meeting.	Amendment as a result of the possibility of electronically voting; a link is made between the registration date and the date on which a vote can be cast electronically
27.4.	The in paragraph 3 mentioned record date and the date mentioned in that paragraph	27.7.	The in paragraph 5 mentioned record date and the date mentioned in that paragraph	Amendment as a result of the amendment of article 2:119 paragraph 2 Dutch Civil Code

	on which the notice of the intention to attend the general meeting of shareholders has to be given at the latest, can not be determined earlier than on a certain time within the period as prescribed by law. The convocation of the general meeting of shareholders will contain those times, the place of meeting and the proceedings for registration and notification.		on which the notice of the intention to attend the general meeting of shareholders has to be given at the latest, can not be determined earlier than on the thirtieth day before the day of the shareholders' meeting. The convocation of the general meeting of shareholders will contain those times, the place of meeting and the proceedings for registration and notification Furthermore, the convocation of the general meeting of shareholders will contain the manner in which persons entitled to vote or attend the general meeting can execise their rights.	Amendment as a result of the amendment of article 2:117b paragraph 4 Dutch Civil Code
27.5.	In case the managing board does not exercise its right as determined in paragraph 3, it shall be necessary for: a. each holder of shares that are not part of a Joint Deposit, to notify the company in writing of his intention to do so no later than on the day and furthermore at the place mentioned in the convocation. They may only exercise the said rights at the meeting for the shares registered in their name both on the day referred to above and on the day of the meeting; b. any person who as a Participant	.27.8.	In case the managing board does not exercise its right as determined in paragraph 5, it shall be necessary for: a. each holder of shares that are not part of a Joint Deposit, to notify the company in writing of his intention to do so no later than on the day and furthermore at the place mentioned in the convocation. They may only exercise the said rights at the meeting for the shares registered in their name both on the day referred to above and on the day of the meeting; b. any person who as a Participant	

within the meaning of the Wge is entitled to a Joint Deposit, to submit, no later than on the day and furthermore at the place mentioned in the convocation, a written declaration from the Affiliated Institution stating that the number of shares mentioned in the declaration form part of a Joint Deposit and that the person mentioned in the declaration is Participant for the mentioned number of shares in the Joint Deposit and will remain so till at the end of the general meeting of shareholders.

27.6. The company shall send a card of admission for the meeting to all shareholders who have notified the company of their intention in accordance with the provisions of the preceding paragraph.

27.7. The person who wishes to exercise the right to vote and to attend the general meeting has to sign the attendance list prior to the general meeting, as far as applicable stating the name (names) of the person(s) he is representing as proxy holder, the number of shares he is representing and, as far as applicable, the number of votes he

within the meaning of the Wge is entitled to a Joint Deposit, to submit, no later than on the day and furthermore at the place mentioned in the convocation, a written declaration from the Affiliated Institution stating that the number of shares mentioned in the declaration form part of a Joint Deposit and that the person mentioned in the declaration is Participant for the mentioned number of shares in the Joint Deposit and will remain so till at the end of the general meeting of shareholders.

27.<u>9</u>. The company shall send a card of admission for the meeting to all shareholders who have notified the company of their intention in accordance with the provisions of the preceding paragraph.

27.<u>10</u>. The person who wishes to exercise the right to vote and to attend the general meeting has to sign the attendance list prior to the general meeting, as far as applicable stating the name (names) of the person(s) he is representing as proxy holder, the number of shares he is representing and, as far as applicable, the number of votes he

is able to cast.

27.8. In case the managing board exercises its right as determined in paragraph 3, those who have a written proxy shall give their proxy to the holder of the register prior to the notification described in paragraph 4. The holder of the register will send the proxies together with the notification to the company as described in paragraph 3 sub (iii). The managing board may resolve that the proxies of holders of voting rights will be attached to the attendance list. In case the managing board does not exercise its right as determined in paragraph 3, the written proxies must be deposited ultimately on the day mentioned in the convocation and at the office of the company.

27.9. The provisions of the preceding paragraphs shall apply correspondingly to holders of a right of usufruct or holders of a right of pledge, who have the right to vote.

General meeting of shareholders; votes.

Article 28.

28.1. Each share confers the right to cast one vote at the general meeting of shareholders.

28.2. Blank votes and invalid votes shall be regarded as not having been cast.

28.3. Shareholders may have themselves

is able to cast.

27.11. In case the managing board exercises its right as determined in paragraph 5, those who have a written proxy shall give their proxy to the holder of the register prior to the notification described in paragraph 7. The holder of the register will send the proxies together with the notification to the company as described in paragraph 5 sub (iii). The managing board may resolve that the proxies of holders of voting rights will be attached to the attendance list. In case the managing board does not exercise its right as determined in paragraph 5, the written proxies must be deposited ultimately on the day mentioned in the convocation and at the office of the company.

27.12. The provisions of the preceding paragraphs shall apply correspondingly to holders of a right of usufruct or holders of a right of pledge, who have the right to vote.

General meeting of shareholders; votes.

Article 28.

28.1. Each share confers the right to cast one vote at the general meeting of shareholders.

28.2. Blank votes and invalid votes shall be regarded as not having been cast.

28.3. Shareholders may have themselves

represented at a meeting by a proxy authorised in writing.

28.4. The members of the managing board and the supervisory directors as such have an advisory vote at the general meetings of shareholders.

28.5. Regarding the admittance of other persons than the persons mentioned in this article, decides the chairman of the meeting.

General meeting of shareholders; decision-making.

Article 29.

29.1. Resolutions shall be adopted by absolute majority of the votes cast, where no greater majority is expressly prescribed by the law or by these articles of association.

29.2. The chairman shall determine the manner of voting, provided, however, that if any person present who is entitled to vote so desires, voting with respect to the appointment or recommendation, suspension and dismissal of persons shall take place by means of sealed, unsigned ballots.

29.3. Should in a vote concerning the appointment or recommendation of persons, no absolute majority be obtained in the first vote, then a new free vote will be held.

represented at a meeting by a proxy authorised in writing.

28.4. The members of the managing board and the supervisory directors as such have an advisory vote at the general meetings of shareholders.

28.5. Regarding the admittance of other persons than the persons mentioned in this article, decides the chairman of the meeting.

General meeting of shareholders; decision-making.

Article 29.

29.1. Resolutions shall be adopted by absolute majority of the votes cast, where no greater majority is expressly prescribed by the law or by these articles of association.

29.2. The chairman shall determine the manner of voting, provided, however, that if any person present who is entitled to vote so desires, voting with respect to the appointment or recommendation, suspension and dismissal of persons shall take place by means of sealed, unsigned ballots.

29.3. Should in a vote concerning the appointment or recommendation of persons, no absolute majority be obtained in the first vote, then a new free vote will be held.

If in that case no absolute majority is obtained, there will be a re-vote between the two persons on whom in the second free vote the most of the votes was cast.

If on two or more person an equal number of votes was cast and as a result more than two person qualify for the re-vote, there will be an interim vote between those on whom in the second free vote the largest number of votes was cast and the lagest number of votes but one was cast.

If an interim vote or a re-vote, as a result of equality of the number of votes cast, does not result in a decision then no resolution shall be adopted.

29.4. In a tie vote concerning matters, other than the appointment or recommendation of persons, the proposal will have been rejected.

<u>Financial year. Annual accounts.</u>

<u>Article 30.</u>

30.1. The financial year shall be the calendar year.

30.2. Annually within five months after each financial year - subject to an extension of such period not exceeding six months by the general meeting of shareholders on the basis of extraordinary circumstances - the managing board shall prepare annual

If in that case no absolute majority is obtained, there will be a re-vote between the two persons on whom in the second free vote the most of the votes was cast.

If on two or more person an equal number of votes was cast and as a result more than two person qualify for the re-vote, there will be an interim vote between those on whom in the second free vote the largest number of votes was cast and the largest number of votes but one was cast.

If an interim vote or a re-vote, as a result of equality of the number of votes cast, does not result in a decision then no resolution shall be adopted.

29.4. In a tie vote concerning matters, other than the appointment or recommendation of persons, the proposal will have been rejected.

<u>Financial year. Annual accounts.</u>

<u>Article 30.</u>

30.1. The financial year shall be the calendar year.

30.2. Annually within five months after each financial year - subject to an extension of such period not exceeding six months by the general meeting of shareholders on the basis of extraordinary circumstances - the managing board shall prepare annual

accounts and shall make these available for inspection by the shareholders at the office of the company. The managing board submits the annual accounts to the works council.

The annual accounts shall be accompanied by the auditor's certificate referred to in article 31, and by the annual report, as well as by the additional information referred to in section 2:392, paragraph 1 Civil Code, to the extent that the provisions of that paragraph apply to the company.

The managing board shall explain, in a separate chapter of the annual report, the principles of the corporate governance structure of the company.

The annual accounts shall be signed by all members of the managing board and by all supervisory directors; in the event the signature of one or more of them is lacking, this shall be disclosed, stating the reasons thereof.

30.3. The company shall ensure that the annual accounts as prepared, the annual report and the additional information referred to in paragraph 2 shall be available at the offices of the company as of the date of the notice of the general meeting of shareholders at which they are to be discussed.

accounts and shall make these available for inspection by the shareholders at the office of the company. The managing board submits the annual accounts to the works council.

The annual accounts shall be accompanied by the auditor's certificate referred to in article 31, and by the annual report, as well as by the additional information referred to in section 2:392, paragraph 1 Civil Code, to the extent that the provisions of that paragraph apply to the company.

The managing board shall explain, in a separate chapter of the annual report, the principles of the corporate governance structure of the company.

The annual accounts shall be signed by all members of the managing board and by all supervisory directors; in the event the signature of one or more of them is lacking, this shall be disclosed, stating the reasons thereof.

30.3. The company shall ensure that the annual accounts as prepared, the annual report and the additional information referred to in paragraph 2 shall be available at the offices of the company as of the date of the notice of the general meeting of shareholders at which they are to be discussed.

The shareholders may inspect the above documents at the offices of the company and obtain a free copy thereof.

30.4. If the general meeting of shareholders has not been able to review the auditor's certificate, then the annual accounts cannot be adopted, unless the additional information, referred to in paragraph 2, mentions a legal ground why such certificate is lacking.

Auditor.

Article 31.

31.1. The general meeting of shareholders shall instruct an auditor or another expert, as referred to in section 2:393, paragraph 1 Civil Code, both hereinafter to be referred to as: auditor, to examine the annual accounts prepared by the managing board in accordance with section 2:393, paragraph 3 Civil Code. The auditor shall report on his examination to the supervisory board and the managing board and shall issue a certificate containing the results thereof.

The general meeting of shareholders may withdraw the instructions given to the auditor at any time.

Otherwise, paragraph 2 of said section 2:393 applies to the granting of the

The shareholders may inspect the above documents at the offices of the company and obtain a free copy thereof.

30.4. If the general meeting of shareholders has not been able to review the auditor's certificate, then the annual accounts cannot be adopted, unless the additional information, referred to in paragraph 2, mentions a legal ground why such certificate is lacking.

Auditor.

Article 31.

31.1. The general meeting of shareholders shall instruct an auditor or another expert, as referred to in section 2:393, paragraph 1 Civil Code, both hereinafter to be referred to as: auditor, to examine the annual accounts prepared by the managing board in accordance with section 2:393, paragraph 3 Civil Code. The auditor shall report on his examination to the supervisory board and the managing board and shall issue a certificate containing the results thereof.

The general meeting of shareholders may withdraw the instructions given to the auditor at any time.

Otherwise, paragraph 2 of said section 2:393 applies to the granting of the

instructions, as referred to above, and to withdrawal of the same.

31.2. The managing board as well as the supervisory board may instruct the auditor referred to in paragraph 1 or any other auditor to carry out assignments at the expense of the company.

Profit and loss; general.

Article 32.

32.1. Subject to the approval of the supervisory board, the managing board may reserve as much from the profits as it deems fit. To the extent that the profits are not reserved by virtue of the preceding sentence, distribution of profits pursuant to this article shall take place after the adoption of the annual accounts which show that the distribution is allowed.

32.2. To the extent that the profits are not reserved by virtue of the preceding sentence, the profits shall be at the free disposal of the general meeting of shareholders.

32.3. The company may only make distributions to shareholders and other persons entitled to distributable profits only to the extent that its shareholders' equity exceeds the sum of its issued share capital and the reserves to be maintained by law.

instructions, as referred to above, and to withdrawal of the same.

31.2. The managing board as well as the supervisory board may instruct the auditor referred to in paragraph 1 or any other auditor to carry out assignments at the expense of the company.

Profit and loss; general.

Article 32.

32.1. Subject to the approval of the supervisory board, the managing board may reserve as much from the profits as it deems fit. To the extent that the profits are not reserved by virtue of the preceding sentence, distribution of profits pursuant to this article shall take place after the adoption of the annual accounts which show that the distribution is allowed.

32.2. To the extent that the profits are not reserved by virtue of the preceding sentence, the profits shall be at the free disposal of the general meeting of shareholders.

32.3. The company may only make distributions to shareholders and other persons entitled to distributable profits only to the extent that its shareholders' equity exceeds the sum of its issued share capital and the reserves to be maintained by law.

32.4. A loss may be set off against the reserves to be maintained by law only to the extent permitted by law.	32.4. A loss may be set off against the reserves to be maintained by law only to the extent permitted by law.	
32.5. When dividing the amount to be distributed among shareholders, shares held by the company shall not be taken into account.	32.5. When dividing the amount to be distributed among shareholders, shares held by the company shall not be taken into account.	
Profit and loss; distributions.	**Profit and loss; distributions.**	
Article 33.	**Article 33.**	
33.1. Dividends shall be due and payable twenty-one days after they have been declared, unless the general meeting of shareholders determines another date on the proposal of the managing board.	33.1. Dividends shall be due and payable thirty days after they have been declared, unless the general meeting of shareholders determines another date on the proposal of the managing board.	Amendment regarding the date on which dividends shall be due and payable as a result of the fact that 21 days is in practice sometimes too short
33.2. Distributions shall be made payable at a place or places to be determined by the managing board. At least one place shall be designated in the Netherlands.	33.2. Distributions shall be made payable at a place or places to be determined by the managing board. At least one place shall be designated in the Netherlands.	
33.3. Dividends which have not been collected within five years of the start of the second day on which they became due and payable shall revert to the company.	33.3. Dividends which have not been collected within five years of the start of the second day on which they became due and payable shall revert to the company.	
33.4. The general meeting of shareholders or the supervisory board on the proposal of the managing board if the managing board is appointed by the general meeting of shareholders as the authorised body, may resolve that dividends shall be fully or partly paid in the form of shares in the capital of the company.	33.4. The general meeting of shareholders or the supervisory board on the proposal of the managing board if the managing board is appointed by the general meeting of shareholders as the authorised body, may resolve that dividends shall be fully or partly paid in the form of shares in the capital of the company.	

33.5. If the supervisory board so determines on the proposal of the managing board, an interim dividend will be distributed, including an interim dividend from reserves, but only with due observance of what is provided in section 2:105, paragraph 4 Civil Code.

33.6. Notices relating to distributions, and relating to the dates and places referred to in the preceding paragraphs of this article, shall in the Netherlands be published in at least one national daily newspaper and further in such manner as the managing board may deem desirable.

33.7. A loss may only be applied against reserves maintained pursuant to the law to the extent permitted by the law.

Legal merger, legal demerger, amendment of the articles of association and dissolution.

Article 34.

A resolution to effect a legal merger, a legal demerger, an amendment to the articles of association or dissolution of the company, requires a two/third majority of the votes cast in a meeting.

Liquidation.

Article 35.

35.1. If the company is dissolved pursuant to a resolution of the general meeting of shareholders, it shall be liquidated by the

33.5. If the supervisory board so determines on the proposal of the managing board, an interim dividend will be distributed, including an interim dividend from reserves, but only with due observance of what is provided in section 2:105, paragraph 4 Civil Code.

33.6. Notices relating to distributions, and relating to the dates and places referred to in the preceding paragraphs of this article, shall in the Netherlands be published in at least one national daily newspaper and further in such manner as the managing board may deem desirable.

33.7. A loss may only be applied against reserves maintained pursuant to the law to the extent permitted by the law.

Legal merger, legal demerger, amendment of the articles of association and dissolution.

Article 34.

A resolution to effect a legal merger, a legal demerger, an amendment to the articles of association or dissolution of the company, requires a two/third majority of the votes cast in a meeting.

Liquidation.

Article 35.

35.1. If the company is dissolved pursuant to a resolution of the general meeting of shareholders, it shall be liquidated by the

managing board under the supervision of the supervisory board, if and to the extent that the general meeting of shareholders shall not appoint one or more other liquidators.

35.2. The supervisory board shall determine the remuneration of the liquidators and - if available - of the persons charged with the supervision of the liquidation.

35.3. The liquidation shall take place with due observance of the provisions of the law. During the liquidation period these articles of association shall, to the extent possible, remain in full force and effect.

35.4. The balance of the assets of the company remaining after all liabilities have been paid shall be distributed among the shareholders in proportion to the par value of the number of shares held by them.

35.5. After the liquidation has ended the books, records and other data carriers of the company shall remain in the custody of the person designated for that purpose by the liquidators during the period set by the law.

Transitional provision reappointment supervisory directors.

Article 36.

Contrary to the provision of article 20, paragraph 1 the supervisory directors who, at the moment of

managing board under the supervision of the supervisory board, if and to the extent that the general meeting of shareholders shall not appoint one or more other liquidators.

35.2. The supervisory board shall determine the remuneration of the liquidators and - if available - of the persons charged with the supervision of the liquidation.

35.3. The liquidation shall take place with due observance of the provisions of the law. During the liquidation period these articles of association shall, to the extent possible, remain in full force and effect.

35.4. The balance of the assets of the company remaining after all liabilities have been paid shall be distributed among the shareholders in proportion to the par value of the number of shares held by them.

35.5. After the liquidation has ended the books, records and other data carriers of the company shall remain in the custody of the person designated for that purpose by the liquidators during the period set by the law.

Transitional provision reappointment supervisory directors.

Article 36.

Contrary to the provision of article 20, paragraph 1 the supervisory directors who, at the moment of

coming into force of the amendment of the articles of association (of the twenty-fourth of March two thousand and four), formed part of the supervisory board, shall as from that date be eligible for reappointment twice for a period of four years.

coming into force of the amendment of the articles of association (of the twenty-fourth of March two thousand and four), formed part of the supervisory board, shall as from that date be eligible for reappointment twice for a period of four years.

SNS REAAL

Annual general meeting of shareholders of SNS REAAL

Utrecht, 11 April 2007 – The general meeting of shareholders of SNS REAAL N.V. will be held at 11:00 (CET) on 9 May 2007 in the Juliana Congreszaal of the Jaarbeurs, Croeselaan in Utrecht.

Items on the agenda will include:

- Adoption of the financial statements for the 2006 financial year;
- Distribution of dividend with stock option;
- Release from any liability of the members of the Executive Board in respect of their management in the 2006 financial year;
- Release from any liability of the members of the Supervisory Board in respect of their supervision in the 2006 financial year;
- Designation of the Executive Board as the body authorised to decide to issue shares;
- Authorisation of the Executive Board to repurchase the company's own shares;
- Amendment of the company's Articles of Association;
- Composition of the Supervisory Board.

From Thursday, 12 April 2007, the full agenda, with explanatory notes and including the draft deed of amendment of the Articles of Association, will be posted on the SNS REAAL website (www.snsreaal.nl) and can be obtained from the ABN AMRO Service Desk (telephone +31 76 5799 455) and will be made available for inspection by shareholders and others entitled to attend the meeting from the afore mentioned date at the offices of SNS REAAL N.V. (Croeselaan 1, 3521 BJ Utrecht) during office hours. These documents can be obtained free of charge. Also obtainable free of charge from these addresses will be proxy forms which can be used to authorise another person to exercise rights to attend and vote at the meeting.

Only those who are registered as shareholders of SNS REAAL N.V. on Wednesday, 18 April 2007, after all entries and deletions as at that date have been processed, will be entitled to attend and vote at the meeting. The closing date for applications to attend the meeting is Wednesday, 2 May 2007.

The Supervisory Board of SNS REAAL N.V. has decided to nominate at the meeting Messrs. H.M. van de Kar and S.C.J.J. Kortmann for reappointment as members of the Supervisory Board of SNS REAAL N.V., subject to the condition precedent that the general meeting of shareholders does not exercise its right to recommend persons for nomination as members of the Supervisory Board.

For further information:
SNS REAAL Corporate Communications
concerncommunicatie@snsreaal.nl
Tel: +31 30 291 4844

SNS REAAL Investor Relations
investorrelations@snsreaal.nl
Tel: +31 (0) 30 291 4247

SNS REAAL

SNS REAAL sells minority interest in LSN

Utrecht, 12 April 2007 – SNS REAAL has reached agreement with La Ser Lafayette France (LSF) on the sale of its remaining 40% minority interest in La Ser Lafayette Services Nederland B.V. (LSN), formerly PrimeLine. This sale follows on from the disposal in 2003 of 60% of PrimeLine to LSF, when the possibility to sell the remaining shares was agreed. LSN is mainly engaged in consumer financing for retail chains in the form of credit and loyalty cards. SNS REAAL continues to be active in consumer financing, among other things, in the form of personal loans and standing credit.

The purchase price for the interest is € 36 million, resulting in a book profit of € 14 million for SNS REAAL.

The transaction is expected to be completed at the end of May.

For further information, please contact:
SNS REAAL Group Communication
concerncommunicatie@snsreaal.nl
Tel: +31 (0)30 291 4844

SNS REAAL Investor Relations
investorrelations@snsreaal.nl
Tel: +31 (0)30 291 4247

SNS REAAL

RECEIVED

REAAL and Ordina sign outsourcing agreement

Utrecht, 25 April2007 - Today REAAL Verzekeringen and Ordina signed the definitive agreement to outsource the administrative work relating to mortgage loans which it concludes for third parties. A letter of intent was signed on 15 Januari 2007.
The agreement covers the outsourcing of the back office activities for the mortgage loans for third parties which are administered on behalf of REAAL. SNS REAAL continues to administer the Group's own mortgages, for instance on behalf of SNS Bank and BLG Hypotheken.

For REAAL, outsourcing to Ordina represents the sound continuation of its activities as an innovative mortgage lender for third parties, enabling REAAL to concentrate on improving its products and its market proposition.

Some 20 employees will be affected by this transaction.

For Ordina, business process support (BPO) in regard to mortgage administration is a key aim. This deal strengthens Ordina's leading position as a BPO service provider for bank back office business processes in the Netherlands.

The contract has a seven year term and is worth around € 25 million.

For further information, please contact:
SNS REAAL Group Communication
concerncommunicatie@snsreaal.nl
Tel: +31 (0)30 291 4844

SNS REAAL Investor Relations
investorrelations@snsreaal.nl
Tel: +31 (0)30 291 4247

SNS REAAL

RECEIVED

TRADING UPDATE 1st QUARTER 2007

Utrecht, 7 May 2007

All comparisons are made between the first quarter 2007 and the first half of 2006 unless otherwise mentioned.

Key points for the first quarter:

- Continued growth in net profit for the Group, excluding the impact of the January storm
- Growth driven by SNS Property Finance's contribution and REAAL Life Insurance
- Net interest income (excluding SNS PF) higher
- SNS Bank's commission income (excluding SNS Asset Management) shows strong growth
- Lower result on investments at SNS Bank, in line with earlier statements
- REAAL Insurance's regular life premiums increase
- January 2007 storm impacts non life results
- Operating expenses for the group (excluding SNS PF) down versus second half of 2006
- Strong capital position remains unchanged

"The Board is pleased to report further good progress, considering the continued challenging environment. In contrast to ongoing pressure in the mortgage market, the first quarter of 2007 saw positive developments in the growth areas for SNS Bank, notably Savings and SME banking. SNS Property Finance delivered a strong first quarter. REAAL Verzekeringen was impacted by the January storm, but otherwise continued to perform well, especially in regular life premiums. Our ongoing efforts to improve efficiency are on track to deliver benefits throughout the Group." said Sjoerd van Keulen, chairman of the Executive Board.

SNS Bank:

SNS Bank's (excluding SNS PF) first quarter net interest income was higher than the level achieved in the first half of 2006. While prepayment penalties were substantially lower this quarter, this was more than compensated by an improved ALM result and growth in savings. Mortgage volumes were, as in the first half of 2006, below our target market share, as we searched for a balance between margins and market share. The strong growth in new customers at ASN Bank continued in the first quarter.

Net commission and management fees (excluding SAM, which since July 1 2006 has been part of the Group Activities) showed a strong increase driven primarily by securities commissions. SNS Fundcoach again achieved strong growth in the number of customers as well as in its assets under management.

The net profit of SNS Bank (excluding SNS PF) was down due to the expected drop in other income and a slightly negative result on derivatives and other financial instruments. The decline in other income was caused by significantly lower realised gains on bonds.

Operating expenses were kept under control and remained flat compared to the first half of 2006. Our efficiency programmes are on track to deliver further efficiency gains (appr. 200 FTE) towards the end of 2007. Value adjustments were in line with the second half of 2006.

SNS Property Finance delivered a good quarter on the back of encouraging revenue growth, with a healthy pipeline for the remainder of the year. The integration of the existing property finance activities of SNS Bank into SNS Property Finance is expected to be completed in the course of the year.

REAAL Insurance:
Net profit at Life Insurance was up, driven by higher regular premiums and lower operating costs. Single premiums were under pressure in the first quarter. The market share of regular life premiums was stable compared to year-end 2006. Investment income was broadly in line with the level achieved in the first half of 2006.

The non-life business saw premium income increase in spite of continuing pricing pressure. At the same time, costs have started to come down. However, the impact of the January 2007 storm, which reflects our fair market share, more than offset these positive factors.

Group Activities:
The group activities comprise the business units managed directly at holding company level, their income and expenses not being allocated to SNS Bank or REAAL Verzekeringen. These activities include SNS REAAL Invest, which has been largely dismantled, and -from 1 July 2006- SNS Asset Management.
The result of the holding company was lower than in the second half of 2006, partly due to the financing costs associated with the increased double leverage relating to the acquisition of Bouwfonds PF. The gain on the announced disposal of the remaining 40% of La Ser Lafayette Nederland will be accounted for in the second quarter of 2007.

Note: All comparisons with prior half years should be understood as comparisons to half the reported figures for the relevant half year period.

More information:
SNS REAAL Corporate Communications:
Tom Gordijn
tom.gordijn@snsreaal.nl
Tel: +31 (0) 30 291 48 77

SNS REAAL Investor Relations:

Jacob Bosscha	Ralph van't Hoff
jacob.bosscha@snsreaal.nl	ralph.vanthoff@snsreaal.nl
Tel: +31 (0) 30 291 42 46	Tel: +31 (0) 30 291 42 47

Disclaimers

Reservation concerning forward looking statements

This trading update contains forward looking statements concerning future events. Those forward looking statements are based on the current information and assumptions of the SNS REAAL management concerning known and unknown risks and uncertainties.
Forward looking statements do not relate to definite facts and are subject to risks and uncertainty. The actual results may differ considerably as a result of risks and uncertainties relating to SNS REAAL's expectations regarding such matters as the assessment of market risk or possible acquisitions, or business expansion and premium growth and investment income or cash flow predictions or, more generally, the economic climate and changes in the law and taxation.
SNS REAAL cautions that expectations are only valid on the specific dates, and accepts no responsibility for the revision or updating of any information following changes in policy, developments, expectations or the like.

This trading update has not been audited.

SNS REAAL

Resolutions of the General Meeting of Shareholders of SNS REAAL

Utrecht, the Netherlands, 10 May 2007 - The General Meeting of Shareholders of SNS REAAL N.V. adopted the following resolutions on 9 May 2007:

- The 2006 financial statements of SNS REAAL N.V. were adopted.
- A resolution was adopted to pay out a final dividend of EUR 0.39 per share, which dividend shall be distributed with stock option.
- A resolution was adopted to fix the payment date of the final dividend at 6 June 2007.
- The members of the Executive Board were released from liability in respect of their management in the 2006 financial year.
- The members of the Supervisory Board were released from liability in respect of their supervision in the 2006 financial year.
- The Executive Board was designated as the body authorised to issue shares, to grant rights to subscribe for shares, and to limit or exclude pre-emptive rights in respect of an issue of shares.
- The Executive Board was authorised to repurchase the Company's own shares.
- A resolution to amend the Company's Articles of Association was adopted.
- The remuneration of the members of the Supervisory Board was amended.
- The remuneration policy for the members of the Executive Board was adopted.
- Mr H. M. van de Kar and Mr S.C.J.J. Kortmann were reappointed as members of the Supervisory Board.

For more information, please contact:
SNS REAAL Corporate Communications
concerncommunicatie@snsreaal.nl
Tel: +31 (0)30 291 4877

SNS REAAL Investor Relations
investorrelations@snsreaal.nl
Tel: +31 (0)30 291 4247

euronext

DIVIDEND ANNOUNCEMENT

Name of Issuer	:	SNS REAAL N.V.
Telephone number	:	030-2915103
Contact person	:	mr H.F. de Wit
E-mail address	:	renz.dewit@snsreaal.nl
Date (dd/mm/yyyy)	:	10 May 2007
Signature	:	

Type of dividend announcement	:	decision
Product name	:	ordinary shares SNS REAAL N.V.
Fund or ISIN Code	:	NL0000390706
Dividend number*	:	n.a.

Date of shareholders meeting	:	9 May 2007	Time: 11.00 am
Ex-date	:	11 May 2007	
Date of payment	:	6 June 2007	
Record date	:	15 May 2007	

Type of dividend	:	final
Type of dividend	:	Cash or stock (optional dividend)

Cash dividend*

Trading Currency	:	
Currency different from Trading Currency*	:	no/ yes, namely
Amount gross	:	
Amount net	:	

Stock dividend*

Type of stock dividend	:	cash or stock
Trading Currency	:	EUR
Currency different from Trading Currency*	:	no
Amount gross	:	0.39
Amount net	:	
Ratio	:	to be announced on 4 June 2007
Choice period	:	from 11 May 2007 to 29 May 2007
Stock trading	:	no
Last trading day	:	
Last conversion day	:	

Otherwise*

Please complete this form and return it by fax to: +31 (0) 20 550 4958 or by e-mail to: dividend@euronext.com
For further information call: +31 (0) 20 550 4106

A new dividend proposal or decision should be announced in a press release, before sending this form.
Forms will not be processed unless they are completed.

All fields are required
* fill in if applicable

HP LaserJet 3200

HP LASERJET 3200

10-MEI-2007 08:47

Faxbelrapport

Taak	Datum	Tijd	Type	Identificatie	Duur	Pag.'s	Resultaat
18'	10/ 5/200'	08:46:25	Verzenden	00205504958	0:43	1	OK

DIVIDEND ANNOUNCEMENT

Name of Issuer	SNS REAAL N.V.	
Telephone number	030-2915101	
Contact person	mr. H.S. de Wit	
E-mail address	[illegible]	
Date (dd/mm/yyyy)	10 May 2007	
Signature		
Type of dividend announcement	declared	
Product name	ordinary shares SNS REAAL N.V.	
Fund or ISIN Code	NL0000390706	
Dividend number*	n.a.	
Date of shareholders meeting	9 May 2007	Time: 11.00 am
Ex-date	11 May 2007	
Date of payment	6 June 2007	
Record date	15 May 2007	
Type of dividend	final	
Type of dividend	Cash or stock (optional dividend)	

Cash dividend*

Trading Currency	
Currency different from Trading Currency*	no/ yes, namely
Amount gross	
Amount net	

Stock dividend*

Type of stock dividend	cash or stock
Trading Currency	EUR
Currency different from Trading Currency*	no
Amount gross	0.39
Amount net	
Ratio	to be announced on 4 June 2007
Choice period	from 11 May 2007 to 29 May 2007
Stock trading	no
Last trading day	
Last conversion day	

Otherwise*

Please complete this form and return it by fax to: +31 (0) 20 550 4938 or by e-mail to: [illegible]
For further information call: +31 (0) 20 550 4106

A new dividend proposal or decision should be announced in a press release, before sending this form.
Forms will not be processed unless they are completed.

All fields are required
* fill in if applicable

SNS REAAL

SNS REAAL and ING sign contract of sale for Regio Bank

Utrecht, 14 May 2007 – SNS REAAL and ING Bank today signed the contract of sale for the acquisition of Regio Bank from ING. The Regio Bank shares are expected to be transferred on 1 July. Regio Bank will then be merged with CVB Bank, a subsidiary of SNS REAAL, and will continue doing business under the name SNS Regio Bank.

The new chairman of the Board of SNS Regio Bank is Mark Straub, who is also a member of the Board of Directors of SNS Bank. Other members of the Board of SNS Regio Bank are Hans van den Bor, responsible for Sales and Marketing, and Joop Ossel, responsible for Finance and Back Office.

The definitive transaction is amongst other conditions subject to approval from the supervisory authorities.

For further information, please contact:
SNS REAAL Corporate Communications
concerncommunicatie@snsreaal.nl
Tel: +31 30 291 4877

SNS REAAL Investor Relations
investorrelations@snsreaal.nl
Tel: +31 30 291 4247

SNS REAAL

Press release

PERSBERICHT

Utrecht, 4 June 2007

SNS REAAL to acquire the Dutch insurance operations of AXA for € 1,750 million

Utrecht, 4 June 2007 – SNS REAAL N.V. and AXA S.A. have entered into a binding Memorandum of Understanding concerning the acquisition of AXA's Dutch insurance operations by SNS REAAL for a cash consideration of € 1,750 million.

SNS REAAL will partly fund the acquisition with € 350 million of equity, for which it intends to launch an equity offering of new ordinary shares before the summer holiday period. Its majority shareholder, Stichting Beheer SNS REAAL ('the Foundation') intends to sell up to € 200 million of existing ordinary shares and to grant an over-allotment option of up to € 50 million to the underwriters, concurrent with the offering of SNS REAAL. The combined offering of ordinary shares could therefore be up to € 600 million (including the over-allotment option).

The acquisition

SNS REAAL has entered into a binding Memorandum of Understanding to acquire AXA Nederland B.V. ('AXA NL'), Winterthur Verzekeringen Holding B.V.('Winterthur NL') and DBV Holding N.V. ('DBV NL'), together referred to as 'AXA NL Combined', for a cash consideration of € 1,750 million plus accrued interest of 4% per annum as from January 1, 2007, the effective date of the acquisition. Profit will accrue to SNS REAAL from that date as well. The transaction is expected to close in the second half of 2007.

Sjoerd van Keulen, Chairman of the Executive Board:
'This acquisition presents us with a unique opportunity to further strengthen our market position in the consolidating Dutch insurance market, which was our stated ambition at the time of the Initial Public Offering in May 2006. It will accelerate the execution of our strategy and will enhance our position as a leading insurance player in the Netherlands. In addition to nearly doubling our market share, the acquisition will significantly enhance the distribution power of REAAL Verzekeringen, including in key growth areas such as disability, pensions and SME. The strong operational fit, for instance related to back-offices, ICT and sales, will improve our operational efficiency. The acquisition will further diversify our business and will increase the relative size of insurance within our business mix.'

Excellent strategic fit and financially attractive

The acquisition fits within SNS REAAL's acquisition strategy and provides an excellent strategic fit for SNS REAAL as it will significantly strengthen REAAL Verzekeringen by:

- Nearly doubling its market share in the overall Dutch insurance market;
- Significantly improving its distribution power, including in key growth areas such as disability, pensions and SME; and
- Providing substantial scope to increase operational efficiency/economies of scale.


2005 Total Dutch Insurance Market Shares – Top 10
Rank
1
2
3
4
New
5
6
7
8
9
10
30%
20%
10%
0%
#5
22.1%
18.1%
11.7%
10.0%
9.2%
4.0%
9.1%
5.2%
4.0%
3.8%
2.8%
2.2%
Eureko
ING
Fortis
Aviva
Combined
AEGON
REAAL Verzekeringen
AXA NL Combined
Allianz
Swiss Life
Atradius

After the transaction SNS REAAL will be a leading player in the total Dutch insurance market with a market share of 9.2%. SNS REAAL's market share in the life insurance market will increase from 6.0% to 10.8%. Its market share in the non-life insurance market will increase from 3.6% to 6.0%. The combined group will be particularly strong in the individual life market segment where SNS REAAL will become the third largest player with an increased market share from 7.8% to 14.1%.

Both AXA NL Combined and SNS REAAL distribute their products predominantly via intermediaries. AXA NL Combined provides good access to the high end segment of the Dutch intermediary market. SNS REAAL will also benefit from AXA NL Combined's strong position in the market for underwriting agents, where it will become a leading player.

SNS REAAL and AXA NL Combined have complementary strengths. Sharing of best practices, for instance in back-offices, ICT and sales & marketing will increase the overall operational efficiency. The acquisition will allow SNS REAAL to make effective use of its scalable ICT systems. The integration and related cost synergies, as discussed below, are also expected to significantly contribute to the overall operational efficiency.

The acquisition will further diversify SNS REAAL's business mix and will increase the relative size of its insurance operations.

[1]) All market shares refer to 2005 and are based on gross written premium (GWP) (on a portfolio basis). Source: AM Jaarboek 2006. Excluding health insurance.



Pro forma Net Profit Impact on SNS REAAL's Profile
Profile at IPO
Pro Forma for 12 month inclusion of SPF and AXA NL Combined
Insurance 41%
Life 33%
Non-Life 8%
Retail Banking 59%
SPF 11%
Insurance 53%
Life 39%
Retail Banking 36%
Non-Life 14%
2005: €323mn
2006 PF: €557mn

In addition to the strong strategic fit, the transaction is financially attractive as we expect it to deliver substantial fully phased pre-tax cost synergies of €50 million per annum as of 2011. It will enable effective use of current excess capital within SNS REAAL. The acquisition is expected to be EPS accretive as of 2008, generate a return on investment above cost of capital and contribute to SNS REAAL's ROE.

Profile of the acquired companies

AXA NL is a medium sized insurer in the Netherlands with €808 million of GWP in 2006, of which 64% was generated by Life and 36% by Non-Life insurance products. Its net profit for 2006 was €126m. AXA NL focuses on retail and SME clients and is a significant player in disability products. In addition, AXA NL holds a leading position with underwriting agents. In 2006 AXA NL employed 574 FTEs. Its total stated Embedded Value ('EV') was €1,078 million at year end 2006, consisting of €924 million life EV and €154 million non-life and other net asset value[3]. The reintegration of its previously outsourced back-office systems limited new business value for 2006 to €1 million.

Winterthur NL generated €260 million of GWP, of which 64% was generated by its Life and 36% by its Non-Life insurance products. Winterthur NL's reported net profit for 2006 based on Dutch GAAP was €57 million. Based on SNS REAAL IFRS standards this would be €42 million. Winterthur NL focuses on retail and SME clients and has a loyal customer base. It employed 195 FTEs in 2006. Its total stated EV was €319 million at year end 2006, consisting of €257 million life EV and €62 million non-life and other net asset value. In 2006 Winterthur NL generated €9 million of new business value.

AXA NL and Winterthur NL have started their integration process in 2006. The combined management team consists of Jan van den Berg (CEO), Bert Jan Tiesinga (CFO), Jan Boogaard, Peter van Solinge, Erwin van der Wal, Sander van der Ent, Joanne Uijen and Paul de Bruijn.

[2]) SPF included for 12 months in SNS REAAL including financing costs and other adjustments. AXA NL Combined contribution on SNS REAAL IFRS basis, including VOBA amortisation and financing costs. Amortisation of VOBA of AXA NL Combined allocated to life net profit, financing costs split pro rate over life and non-life.

[3]) Embedded value figures relating to AXA NL, Winterthur NL and DBV NL are market consistent embedded value figures and are based on the accounting principles and embedded value principles as applied by these respective entities, which may differ from the accounting and European embedded value principles as used by SNS REAAL. Total Group EV is the sum of Group EVs from AXA NL, Winterthur NL and DBV NL. Group EV is based on the life embedded value (which excludes disability insurance) and non-life plus other shareholders' equity..

DBV NL has a distinct business model and sells packaged mortgages with life insurance policies. DBV NL is a focused niche player with an entrepreneurial culture. DBV NL's GWP of €585 million in 2006 was almost exclusively generated by its Life insurance products, of which 72% were single premiums. DBV NL's net profit was €14 million for 2006. DBV NL originated €2.1 billion in mortgages in 2006 of which a large part was funded on its balance sheet and a smaller part funded by third parties including securitisations. It employed 210 FTEs at year end 2006. Its total stated EV was €151 million at year end 2006, consisting of €175 million life EEV, negative €24 million non-life and other net asset value and it generated €1 million of new business value over 2006. DBV's management team consists of Jacques van Dijken (CEO), Jos Schoen (CFO), Marcel Nijholt and Sabijn Timmers-Jansen.

The three separate businesses of AXA NL, Winterthur NL and DBV NL combined generated €1,653 million of GWP, of which 77% Life and 23% Non-Life, and €182 million of net profit on a SNS REAAL IFRS basis. Adjusting this net profit for non-recurring items would result in a normalised pro forma net profit of AXA NL Combined of €143 million over 2006[4].

AXA NL Combined and SNS REAAL's Key Financials 2006[5]

€ million	AXA NL	Winterthur NL	DBV NL	AXA NL Combined	SNS REAAL Pro Forma	Pro Forma
Gross Premium Income	808	260	585	1,653	2,007	3,660
Net Premium Income	786	255	580	1,621	1,958	3,579
Net Profit	126	42	14	182	431	557
Normalised Net Profit	NA	NA	NA	143	431	518
Shareholders' Equity	757	253	153	1,163	3,200	3,540
Life EV	924	257	175	1,356	1,917	NA
Group EV	1,078	319	151	1,548	2,092	NA

2006 Normalised Pro Forma Net Profit (€mn)[6]


300
200
100
0
197
(15)
182
(39)
143
(56)
87
Stated Net Profit
SR IFRS Adjustments
Stated Net Profit SR IFRS
Normalisation
Standalone Normalised Net Profit
VOBA Depreciation & Financing Costs
AXA NL Combined Contribution

Taking into account the amortisation of value of business acquired ('VOBA') and pro forma financing costs of €56 million AXA NL Combined would have contributed €87m of net profit to SNS REAAL in 2006. These pro forma financials are based on 2006 figures. Actual contribution to SNS REAAL's net profit in 2007 will be impacted in particular by cost synergies, restructuring costs, expected higher financing costs compared to the pro forma financing costs in 2006 and purchase price accounting adjustments mainly due to the final determination of intangibles and fair value of investments.

[4]) Post-tax normalisations consist of €39 million, mainly related to the sale of the Van Nierop portfolio, refund related to the sale of the health insurance portfolio, recognition of the curtailment benefit from a change in pension plan, and a release of an interest expense provision due to finalisation of tax return.

[5]) Figures of AXA NL Combined are a combination of the three entities on a stand-alone basis, using SNS REAAL IFRS accounting, excluding VOBA amortisation and financing costs. SPF included for 12 months in SNS REAAL Pro Forma, including financing costs and other adjustments. AXA NL Combined and SPF included for 100% in Pro Forma, including amortisation of VOBA, financing costs and other adjustments.

[6]) The €15 million SR IFRS adjustments mainly relate to the adjustment of 2006 investment income of Winterthur NL to reflect the accounting treatment of the sale of real estate property (the Rembrandt Tower) under SNS REAAL IFRS.

Integration and expected synergies

SNS REAAL expects to realise substantial fully phased pre-tax cost synergies of €50 million per annum as of 2011, when the integration is expected to be completed. The expected cost synergies represent approximately 40% of AXA NL Combined's operational cost base of €125 million[7] and are expected to be back-end loaded with the majority to be realised in the last 3 years of the integration.

SNS REAAL has a strong track record in integrating acquisitions, such as Zurich Nederland and Nieuwe Hollandse Lloyd. With Zurich Nederland it realised a cost reduction of approximately 50% of the target base within 2 years. To date it has realised a 39% FTE reduction in Nieuwe Hollandse Lloyd, which it expects to be fully integrated by year end 2007. To reflect the larger size of the acquisition of AXA NL Combined, a lower level of expected relative cost synergies has been estimated and a longer period of integration is anticipated. SNS REAAL estimates total pre-tax restructuring costs of €60 million, which will be front-end loaded with the majority to be taken in the first 3 years of the integration and mainly consist of ICT, facilities and HR related costs.

After the acquisition, AXA NL and Winterthur NL will be integrated into REAAL Verzekeringen. DBV NL will continue to operate largely independently using its own brand. DBV NL will, however, benefit from SNS REAAL's risk management, compliance and other group staff functions. SNS REAAL expects most cost synergies to be realised by the integration of operations and systems, the use of SNS REAAL's Shared Service Centers concept, one single head-office and by the related reduction of FTEs. SNS REAAL currently expects to realise a reduction of approximately 400 FTEs out of the aggregated FTEs of circa 3,100 of REAAL Verzekeringen and AXA NL Combined, which will be realised predominantly by natural attrition during the integration phase. Furthermore, the integration process will allow both REAAL Verzekeringen and AXA NL Combined to reduce their current high number of temporary staff of approximately 10% of the combined FTE basis.

'Our successful track record in integrating past acquisitions gives us confidence in our ability to create value through this transaction,' says Sjoerd van Keulen, Chairman of the Executive Board. 'We realise that, compared to our previous acquisitions the integration of AXA NL Combined represents a bigger challenge. However, I am confident in our ability to successfully execute this integration process.'

Management of AXA NL Combined supports the acquisition by SNS REAAL and is involved in the finalisation of the contemplated integration plan.

The acquisition is subject to approval of the relevant regulators and advice of the relevant works councils.

Lehman Brothers is acting as Sole Financial Advisor to SNS REAAL on the acquisition.

Financing

Overview

SNS REAAL will finance the acquisition with a combination of new equity of €350 million and a mix of hybrid capital and senior debt. The financing mix will enable the effective utilisation of SNS REAAL's excess capital and will enhance its capital structure. Double leverage will increase and solvency will decrease for Life and Non-Life insurance, however SNS REAAL will not change its stated targets for double leverage and solvency.

The intended equity offering

SNS REAAL will raise €350 million of new ordinary shares, for which it intends to launch an equity offering before the summer holiday period. Upon request of the Executive Board of SNS REAAL, the Foundation intends to sell up to €200 million of existing ordinary shares and additionally grant an over-allotment option of up to €50 million to the underwriters, in order to increase the free float and improve the liquidity in SNS REAAL shares. The total combined offering of ordinary shares could therefore be up to €600 million.

The primary proceeds of €350 million will be used by SNS REAAL to partly fund its acquisition of AXA NL Combined and the secondary proceeds of up to €250 million will accrue to the Foundation.

[7]) Excluding acquisition costs.

The offering will be conducted on a non-pre emptive basis and will consist of a public offering to institutional and retail investors in the Netherlands and an international offering to institutional investors. Similar to the IPO of SNS REAAL, eligible retail investors will receive guaranteed allocation for the first two hundred shares they subscribe for.

SNS REAAL and the Foundation will agree with the underwriters not to sell or issue ordinary shares, other than by means of stock dividend, for a period of 180 days after settlement for SNS REAAL and 360 days for the Foundation.

Lehman Brothers will be acting as Sole Global Co-Ordinator on the equity offering. Lehman Brothers and Rabo Securities will be acting as Joint Bookrunners and SNS Securities as a Co-Lead Manager on the equity offering.

The Foundation

The goal of the Foundation is, and will continue to be, to support SNS REAAL in its growth and development and to act in the best interest of SNS REAAL and its stakeholders. The Foundation supports the decision of SNS REAAL to acquire AXA NL Combined.

To the extent the offering of the new ordinary shares is over-subscribed, the Foundation shall, at the request of the Executive Board, sell existing ordinary shares up to a maximum of €250 million, including the over-allotment option. Based on the closing price of SNS REAAL shares on Friday 1 June of €17.00, and based on the maximum offering size of €600 million (i.e. €350 million primary issue and €250 million secondary sale), the Foundation would dilute its ownership in SNS REAAL from 65.5% to approximately 55%, resulting in a free float post transaction of approximately 45%. This offering will not dilute the Foundation to a minority shareholding, however, the Foundation accepts that future growth of SNS REAAL may require it to become a minority shareholder.

By way of backstop in the event of insufficient demand in relation to the offering of the new ordinary shares, the Foundation will undertake not to offer and sell any of its existing ordinary shares and to subscribe at the request of the Executive Board of SNS REAAL for up to 65.5% of the new ordinary shares being offered by SNS REAAL.

Continued commitment to SNS REAAL's targets

SNS REAAL's current financial targets for 2007-2009 will remain in place:

SNS REAAL return and efficiency objectives 2007-2009
Growth of earnings per share of 10% per annum on average, starting in 2006 up to year-end 2009, including acquisitions funded with existing capital
Return on shareholders' equity of 15% per annum on average after tax
Double leverage less than 115%
Life capital ratio more than 150%
Non-life capital ratio more than 200%
Operating cost/premium ratio REAAL Verzekeringen less than 13% as per year-end 2009
Combined ratio for non-life insurance operations of less than 97% as per year-end 2009
SNS Bank BIS ratio more than 11%
SNS Bank Tier 1 ratio more than 8%
Efficiency ratio SNS Bank of 55% as per year-end 2009

SNS REAAL will continue its current policy regarding a dividend pay-out ratio of between 40%-45% of stated net profit (amount may very from year to year).

Additional information

A press conference will be held on Monday 4 June at 9:00CET, followed by an analyst conference at 10:30CET. Please refer to www.snsreaal.nl for details of the webcast and more information. We expect to publish a prospectus upon launch of the equity transaction.

Profile SNS REAAL

SNS REAAL is an innovative service provider in the banking and insurance sector with a prime focus on the Dutch retail market and on small and medium-sized businesses. Its activities cover three main product groups: mortgages and property finance, savings and investments and insurance. Its balance sheet amounts to €80 billion. In 2006 its net profit was €371 million. NWP of its subsidiary REAAL Verzekeringen amounted to €1,958 million (GWP of €2,007 million). SNS REAAL employed 5,609 FTEs at year end 2006.

For further information:

SNS REAAL Corporate Communications
concerncommunicatie@snsreaal.nl
Tom Gordijn
Tel: +31 (0)30 291 4877
tom.gordijn@snsreaal.nl

SNS REAAL Investor Relations
investorrelations@snsreaal.nl

Jacob Bosscha
Tel: +31 (0) 30 291 4246
jacob.bosscha@snsreaal.nl

Ralph van't Hoff
Tel: +31 (0) 30 292 4247
ralph.vanthoff@snsreaal.nl

Disclaimer

These materials are not for release, distribution or publication, whether directly or indirectly and whether in whole or in part, into or in the United States, Australia, Canada, or Japan.

These materials are for information purposes only and are not intended to constitute, and should not be construed as, an offer to sell or a solicitation of any offer to buy the securities of SNS REAAL N.V. (the **Issuer**, and such securities, the **Securities**) in the United States or in any other jurisdiction.

The Securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the **US Securities Act**) and may only be offered or sold in the United States (as defined in Regulation S under the US Securities Act) if registered under the Securities Act or an exemption from such registration is available. There will be no public offering of securities in the United States.

The Securities will not be the subject of an offer of securities to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the Issuer of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority.

This document is only being distributed to and is only directed at: (i) persons who are outside the United Kingdom; or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the **Order**); or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as **Relevant Persons**). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, Relevant Persons. Any person who is not a Relevant Person should not act or rely on this document or any of its contents.

The offer to acquire Securities pursuant to the proposed offering will be made, and any investor should make his investment, solely on the basis of information that will be contained in the prospectus to be made generally available in the Netherlands in connection with such offering. When made generally available, copies of the prospectus may be obtained at no cost from the Issuer or through the website of Euronext Amsterdam and the Issuer.

APPENDIX

Impact on financials

The following unaudited pro forma combined financial information of the combination of SNS REAAL and AXA NL Combined is presented to illustrate the financial impact of the acquisitions of AXA NL Combined and Bouwfonds Property Finance (renamed SNS Property Finance) as if they had occurred on 1 January 2006. The unaudited pro forma combined financial information should be read in conjunction with the companies audited financial statements for the financial year ended 31 December 2006. The audited 2006 consolidated annual accounts of SNS REAAL already included SNS Property Finance as from 1 December 2006.

The unaudited pro forma combined financial information is included for illustrative purposes only. Because of its nature, the unaudited pro forma combined financial information addresses a hypothetical situation and, therefore, does not represent the combination's actual financial position or results. The Company does not claim or represent that the unaudited pro forma combined financial information is indicative of its financial position or results that would have been achieved had the acquisitions taken place as of the date indicated or that may be achieved in the future. There can be no assurance that the assumptions used in the preparations of the unaudited pro forma combined financial information will prove to be correct.

The source 2006 financial information of SNS Property Finance, AXA NL, DBV NL and Winterthur NL has been prepared under accounting principles that differ from IFRS as applied by SNS REAAL ('SNS REAAL IFRS'). This information has been restated to SNS REAAL IFRS, for the material differences that have been identified.

IFRS purchase accounting provides for an allocation of the excess of the purchase price over the fair value of assets and liabilities acquired. The Company has not fully completed all of the detailed valuation studies necessary to arrive at the required estimates of the fair market value of the AXA NL Combined assets to be acquired and the AXA NL Combined liabilities to be assumed and the related allocation of the purchase price. IFRS allows for the possibility to determine these effects on a provisional basis, as long as the final valuations are determined within 12 months from the date of the acquisition. Had the Company been able to complete the valuations the purchase price allocation may have resulted in a different outcome, affecting both goodwill and the net profit included in the unaudited pro forma combined financial information.

SNS REAAL unaudited pro forma combined financial information

SNS REAAL Pro Forma Combined Profit and Loss Account 2006

(in EUR millions)	SNS REAAL	SNS PF	SNS PF PPA	SNS PF Financing	SNS REAAL including SNS PF adjusted	AXA NL	Winterthur NL	DBV NL	AXA NL Combined	AXA NL Combined PPA	AXA NL Combined Financing	Consolidation & Elimination	Acquisition AXA NL Combined	Pro Forma
Net interest income banking operations	567	178	(13)		732							18	18	750
Net commission and management fees	120				120								0	120
Other income	81	6	(5)		82								0	82
Total income banking operations	768	184	(18)		934							18	18	952
Net premium income	1,858				1,858	786	255	580	1,621				1,621	3,579
Result on investments	791				791	512	97	234	843			(18)	825	1,616
Other income	46				46	4	0	16	20				20	66
Total income insurance operations	2,795				2,795	1,302	352	830	2,484			(18)	2,466	5,261
Other income and eliminations	4				4								0	4
Total income	3,567	184	(18)	0	3,733	1,302	352	830	2,484			0	2,484	6,217
Technical expenses	2,272				2,272	1,082	274	844	2,000	31			2,031	4,303
Other expenses	836	60	1	19	916	48	18	167	233	0	48		281	1,197
Total expenses	3,108	60	1	19	3,188	1,130	292	811	2,233	31	48	0	2,312	5,500
Operating profit before taxation	459	124	(19)	(19)	545	172	60	19	251	(31)	(48)	0	172	717
Taxation	88	36	(4)	(6)	114	46	18	5	69	(9)	(14)		46	160
Net profit attributable to shareholders	371	88	(15)	(13)	431	126	42	14	182	(22)	(34)	0	126	557

SNS REAAL Pro Forma Combined Balance Sheet 2006

(in EUR millions)	SNS REAAL	SNS PF	SNS PF PPA	SNS PF Financing	SNS REAAL including SNS PF adjusted	AXA NL	Winterthur NL	DBV NL	AXA NL Combined	AXA NL Combined PPA	AXA NL Combined Financing	Consolidation & Elimination	Acquisition AXA NL Combined	Pro Forma
Goodwill and other intangible assets	883				883	117	9	3	129	488		201	818	1,701
Tangible fixed assets	320				320	79	16	19	114				114	434
Investments	10,900				10,900	5,052	1,555	1,726	8,333			(332)	8,001	18,901
Investments for insurance contracts on behalf of policy holders	3,955				3,955	3,026	188	369	3,583				3,583	7,538
Loans and advances	60,469				60,469	0	0	3,110	3,110				3,110	63,579
Other assets	3,215				3,215	412	56	264	732	1	1,750	(1,750)	733	3,948
Total assets	79,742	0	0	0	79,742	8,686	1,824	5,491	16,001	489	1,750	(1,881)	16,359	96,101
Equity attributable to shareholders	3,200				3,200	757	253	153	1,163	386	340	(1,549)	340	3,540
Participation certificates and subo	1,664				1,664	0	0	25	25				25	1,689
Debt certificates	31,259				31,259	0	0	3,104	3,104		1,410		4,514	35,773
Technical provisions insurance contracts own risk and account	9,374				9,374	4,653	1,142	1,507	7,302				7,302	16,676
Technical provisions insurance contracts on behalf of policyholders	3,909				3,909	2,800	188	369	3,357				3,357	7,266
Savings	13,678				13,678	0	0	0	0			(332)	(332)	13,346
Amounts due	14,013				14,013	0	75	4	79				79	14,092
Other liabilities	2,845				2,845	476	166	329	971	103			1,074	3,719
Total equity and liabilities	79,742	0	0	0	79,742	8,686	1,824	5,491	16,001	489	1,750	(1,881)	16,359	96,101

SNS REAAL unaudited pro forma combined financial information

REAAL Verzekeringen Pro Forma Combined Profit and Loss Account 2006

(in EUR millions)	REAAL	AXA NL	Winterthur NL	DBV NL	AXA NL Combined	AXA NL Combined PPA	AXA NL Combined Financing	Consolidation & Elimination	Acquisition AXA NL Combined	Pro Forma
Net premium income	1,958	786	255	580	1,621				1,621	3,579
Result on investments	791	512	97	234	843				843	1,634
Other income	46	4	0	16	20				20	66
Total income insurance operations	2,795	1,302	352	830	2,484				2,484	5,279
Other income and eliminations									0	0
Total income	2,795	1,302	352	830	2,484	0	0	0	2,484	5,279
Technical expenses	2,294	1,082	274	644	2,000	31			2,031	4,325
Other expenses	268	48	18	167	233		36		269	537
Total expenses	2,562	1,130	292	811	2,233	31	36	0	2,300	4,862
Operating profit before taxation	233	172	60	19	251	(31)	(36)	0	184	417
Taxation	63	46	18	5	69	(9)	(11)		49	112
Net profit attributable to shareholders	170	126	42	14	182	(22)	(25)	0	135	305

REAAL Verzekeringen Pro Forma Combined Balance Sheet 2006

(in EUR millions)	REAAL	AXA NL	Winterthur NL	DBV NL	AXA NL Combined	AXA NL Combined PPA	AXA NL Combined Financing	Consolidation & Elimination	Acquisition AXA NL Combined	Pro Forma
Goodwill and other intangible assets	669	117	9	3	129	488		201	818	1,487
Tangible fixed assets	81	79	16	19	114				114	195
Investments	9,338	5,052	1,555	1,726	8,333				8,333	17,671
Investments for insurance contracts on behalf of policy holders	3,955	3,026	188	369	3,583				3,583	7,538
Loans and advances	919	0	0	3,110	3,110				3,110	4,029
Other assets	1,629	412	56	264	732	1	1,750	(1,750)	733	2,362
Total assets	16,591	8,686	1,824	5,491	16,001	489	1,750	(1,549)	16,691	33,282
Equity attributable to shareholders	1,304	757	253	153	1,163	386	700	(1,549)	700	2,004
Minority interest	3				0				0	3
Group equity	1,307	757	253	153	1,163	386	700	(1,549)	700	2,007
Participation certificates and subordinated debts	120	0	0	25	25				25	145
Debt certificates		0	0	3,104	3,104		1,050		4,154	4,154
Technical provisions insurance contracts own risk and account	9,404	4,653	1,142	1,507	7,302				7,302	16,706
Technical provisions insurance contracts on behalf of policy holders	3,909	2,800	188	369	3,357				3,357	7,266
Amounts due	1,065	0	75	4	79				79	1,144
Other liabilities	786	476	166	329	971	103			1,074	1,860
Total equity and liabilities	16,591	8,686	1,824	5,491	16,001	489	1,750	(1,549)	16,691	33,282

SNS REAAL

Final dividend 2006 SNS REAAL

Utrecht, 4 June 2007 – As announced on 10 May 2007 the General Meeting of Shareholders of SNS REAAL N.V. on 9 May 2007 adopted a resolution to pay out a final dividend of € 0.39 per share, which dividend shall be distributed in the form of an option dividend.

SNS REAAL N.V. announces that the number of shares with dividend rights entitling shareholders to receive one new share has been fixed at 44. Based on the volume weighted average price of all SNS REAAL shares traded on Eurolist by Euronext Amsterdam on 30 May 2007, 31 May 2007 and 1 June 2007, of € 17,074, 1/44th represents a value of € 0.3880, which is virtually equal to the value of the cash dividend of € 0.39.

Payment of the dividend as well as delivery of the shares, with settlement of any remaining fraction in cash, as a result of the exchange of dividend rights, will be effected as from 6 June 2007 at ABN AMRO Bank N.V. at Breda, The Netherlands.

For more information please contact:
SNS REAAL Corporate Communications
concerncommunicatie@snsreaal.nl
Tel.: + 31 30 291 4877

SNS REAAL Investor Relations
investorrelations@snsreaal.nl
Tel: +31 30 291 4247

SNS REAAL

Institutions invest heavily in microfinance

SNS Institutional Microfinance Fund collects record breaking amount of € 125 million

Den Bosch, 6 June 2007 - SNS Asset Management has closed its SNS Institutional Microfinance Fund with a record breaking commitment of € 125 million. This success has lead to the decision to reopen the fund until 1 October for a second tranche, to give more institutional investors the opportunity to participate. The SNS Institutional Microfinance Fund is an investment fund aimed at alleviating poverty and producing an attractive investment return by providing capital to microfinance institutions (MFIs) in developing countries.

"We are very proud of the success of our new SNS Asset Management Microfinance Fund", says Theo Brouwers, director of SNS Asset Management and responsible for developing and launching the fund. "We aimed for commitments totaling € 100 million. The fund's oversubscription is proof of the fact that institutional investors are searching for good investment opportunities that contribute to social development. The fast growing institutional market for microfinance demonstrates that professional asset management and social objectives are certainly not mutually exclusive. On the contrary, we would say."

Unique fund

The SNS Institutional Microfinance Fund is the first fund in its kind and is founded exclusively for institutional investors. Theo Brouwers points out the unique fact that the interest for microfinance in the Netherlands has turned out to be so enormous that almost all subscribers are Dutch institutional investors. Among these investors are a dozen large pension funds such as Stichting Spoorwegpensioenfonds (Railway Pension Fund) and Stichting Pensioenfonds voor de Grafische Bedrijven (Pension Fund for the Printing Industry), but also REAAL Verzekeringen (REAAL Insurance).

The Fund uses a "balanced" approach toward its microfinance investments: approximately 70 percent of the Fund's capital will have a fixed income character whereas up to 30 percent will be invested in equity of microfinance institutions. What is special about the fund is that - next to the above mentioned unique investment mix - about half of all investments will be made in local currencies, thereby addressing the needs of the local financial community in developing countries. The portfolio will be well diversified and represent all regions of the developing world. Next to the social aspect the inflow of new institutional capital will contribute to a better market process of microfinance loans.

Cooperating parties

SNS Asset Management is an investment manager for institutional investors and is part of SNS REAAL, the 5th largest financial group in The Netherlands. The total amount of assets managed by SNS Asset Management is € 16.4 billion. In the field of sustainable asset management SNS Asset Management is a pioneer in further developing the sustainability concept.
SNS Asset Management has appointed DWM Asset Management LLC, a member of the Developing World Markets group, as investment manager for the fund. DWM has global experience in granting loans and other financial instruments to microfinance institutions. DWM has engaged Triple Jump, in which SNS REAAL has a stake, as sub-advisor for a minority portion of the Fund.

"This Fund offers institutional investors an opportunity to invest in a diversified portfolio of microfinance assets via a single investment vehicle managed by a professional team of emerging markets and microfinance investment specialists," says Peter Johnson, Partner at DWM. Besides, by making long-term investments in MFIs it supports micro-entrepreneurs and other low-income individuals throughout the developing world."

Support through the fund

The fund does not grant loans to individual businesses but lends money to microfinance institutions or invests in their share capital. Those MFIs in turn grant loans to businesses, mostly ranging between $ 100 and $ 1500 for a term of between six months and one year. These loans enable small self-employed operators to start or expand a business. Remarkably, 90 percent of these business operators are women who improve their own circumstances by starting or expanding their business, but also those of their households and families. The lives of millions in developing regions benefit from a total of € 100 million.

For more information, please contact:

SNS REAAL Corporate Communications
concerncommunicatie@snsreaal.nl
Tel: 030 291 4877

SNS REAAL

Press Release
PERSBERICHT

Utrecht, 13 June 2007

Offering of € 350 million new shares by SNS REAAL and up to € 250 million existing shares by Stichting Beheer SNS REAAL

Utrecht, 13 June 2007 – SNS REAAL launches an equity offering of new ordinary shares of € 350 million to partly fund the acquisition of AXA S.A.'s Dutch insurance operations consisting of AXA Nederland B.V. ('AXA NL'), Winterthur Verzekeringen Holding B.V.('Winterthur NL') and DBV Holding N.V. ('DBV NL'), together referred to as 'AXA NL Combined'.

On 3 June 2007 SNS REAAL has entered into a binding Memorandum of Understanding to purchase AXA NL Combined for a cash consideration of €1,750 million, plus accrued interest of 4% per annum as from 1 January 2007 up until closing. The transaction is expected to close in the second half of 2007. In addition to the €350 million of equity SNS REAAL will finance the acquisition by a mix of hybrid capital and senior debt. The financing mix will enable the effective utilisation of SNS REAAL's excess capital and will enhance its capital structure. For more information regarding the acquisition and its financial impact on SNS REAAL we refer to our press release dated 4 June 2007 and the prospectus published today.

Upon request of the Executive Board of SNS REAAL, the Stichting Beheer SNS REAAL ('the Foundation') shall sell up to €200 million of existing ordinary shares, to increase the free float and thereby the liquidity in SNS REAAL shares. In addition, the Foundation has granted the underwriters an over-allotment option pursuant to which the underwriters may require the Foundation to sell at the same offer price up to €50 million additional existing ordinary shares held by it, to cover over-allotments, if any. Proceeds of the sale of existing shares will accrue to the Foundation.

The total combined offering of new and existing ordinary shares can, therefore, be up to €600 million (including the over-allotment option).

The equity offering

Use of proceeds

SNS REAAL will use the €350 million of proceeds from the offering of the new ordinary shares to partly fund its acquisition of AXA NL Combined. SNS REAAL will not receive any proceeds from the sale of up to €250 million existing ordinary shares (including the over-allotment option) by the Foundation.

Offer structure

The offering will be conducted on a non-pre emptive basis and will consist of a public offering to institutional and retail investors in the Netherlands and an international offering to institutional investors. The offer to retail investors in the Netherlands will commence once the prospectus is made generally available, which is expected to be the case no later than 14 June 2007.

Similar to the IPO of SNS REAAL, eligible retail investors will receive guaranteed allocation for the first two hundred shares they subscribe for.

The Foundation

The Foundation is SNS REAAL's majority shareholder. The goal of the Foundation is to support SNS REAAL in its growth and development and to act in the best interest of SNS REAAL and its stakeholders. The Foundation supports the decision of SNS REAAL to acquire AXA NL Combined.

To the extent the offering of the new ordinary shares is over-subscribed, the Foundation shall, at the request of the Executive Board, sell existing ordinary shares up to a maximum of €250 million, including the over-allotment option. Based on the closing price of SNS REAAL shares on Friday 8 June of €17.29, and based on the maximum offering size of €600 million (i.e. €350 million primary issue and €250 million secondary sale), the Foundation would dilute its ownership in SNS REAAL from 65.5% to approximately 55%, resulting in a free float post transaction of approximately 45%. This offering will not dilute the Foundation to a minority shareholding, however, the Foundation accepts that future growth of SNS REAAL may require it to become a minority shareholder.

By way of backstop in the event of insufficient demand in relation to the offering of the new ordinary shares, the Foundation will undertake not to offer and sell any of its existing ordinary shares and to subscribe at the request of the Executive Board of SNS REAAL for up to 65.5% of the new ordinary shares being offered by SNS REAAL.

Lock-up

SNS REAAL and the Foundation have agreed with the underwriters not to sell or issue ordinary shares, other than by means of stock dividend, for a period of 180 days after settlement for SNS REAAL and 360 days for the Foundation.

Timing

Expected timetable for the equity offering:

Start subscription period for qualified investors	Wednesday 13 June at 9:00 CET
Start subscription period for retail investors	Thursday 14 June at 9:00 CET
End subscription period	Thursday 21 June at 17:30 CET
Pricing	Friday 22 June
Closing and settlement	Tuesday 26 June

Lehman Brothers is acting as Sole Global Co-Ordinator on the equity offering. Lehman Brothers and Rabo Securities are acting as Joint Bookrunners and Joint Listing Agents and SNS Securities as a Co-Lead Manager on the equity offering.

Additional information

The prospectus for the equity offering referred to in this announcement will be available at the start of the subscription period for retail investors on the company website www.snsreaal.nl and at SNS REAAL's head office, Croeselaan 1, 3521 BJ Utrecht. In addition, the prospectus can be obtained at Euronext Amsterdam, website www.euronext.com, and at Rabo Securities; email: prospectus@rabobank.com; tel: +31 (0)20 462 4602 fax: +31 (0)20 460 4949 and Amstelplein 1, 1096 HA Amsterdam.

Profile SNS REAAL

SNS REAAL is an innovative service provider in the banking and insurance sector with a prime focus on the Dutch retail market and on small and medium-sized businesses. Its activities cover three main product groups: mortgages and property finance, savings and investments and insurance. Its balance sheet amounts to €80 billion. In 2006 its net profit was €371 million. NWP of its subsidiary REAAL Verzekeringen amounted to €1,958 million (GWP of €2,007 million). SNS REAAL employed 5,609 FTEs on average over 2006.

For further information:

SNS REAAL Corporate Communications
concerncommunicatie@snsreaal.nl
Tom Gordijn
Tel: +31 (0)30 291 4877
tom.gordijn@snsreaal.nl

SNS REAAL Investor Relations
investorrelations@snsreaal.nl
Jacob Bosscha
Tel: +31 (0) 30 291 4246
jacob.bosscha@snsreaal.nl

Ralph van 't Hoff
Tel: +31 (0) 30 291 4247
ralph.vanthoff@snsreaal.nl

Disclaimer

These materials are not for release, distribution or publication, whether directly or indirectly and whether in whole or in part, into or in the United States, Australia, Canada, or Japan.

These materials are for information purposes only and are not intended to constitute, and should not be construed as, an offer to sell or a solicitation of any offer to buy the securities of SNS REAAL N.V. (the Issuer, and such securities, the Securities) in the United States or in any other jurisdiction.

The Securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the US Securities Act) and may only be offered or sold in the United States (as defined in Regulation S under the US Securities Act) if registered under the Securities Act or an exemption from such registration is available. There will be no public offering of securities in the United States.

The Securities will not be the subject of an offer of securities to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the Issuer of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority.

This document is only being distributed to and is only directed at: (i) persons who are outside the United Kingdom; or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as **Relevant Persons**). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, Relevant Persons. Any person who is not a Relevant Person should not act or rely on this document or any of its contents.

The offer to acquire Securities pursuant to the proposed offering will be made, and any investor should make his investment, solely on the basis of information that is contained in the prospectus that will be made generally available in the Netherlands in connection with such offering set out above. Pending the prospectus being made generally available, the Securities are offered to qualified investors in the Netherlands only.

STICHTING BEHEER SNS REAAL

Press Release
PERSBERICHT

Utrecht, 13 June 2007

Stichting Beheer SNS REAAL offers up to € 250 million ordinary shares in SNS REAAL N.V.

Utrecht, 13 June 2007 – To increase the free float and, thereby, the liquidity in SNS REAAL shares, the Stichting Beheer SNS REAAL ('the Foundation') shall sell up to € 200 million of existing ordinary shares, upon request of the Executive Board of SNS REAAL.

The offering will take place concurrently with SNS REAAL's offering of new ordinary shares of € 350 million to partly fund its acquisition (the 'Acquisition') of AXA S.A.'s Dutch insurance operations, consisting of AXA Nederland B.V., Winterthur Verzekeringen Holding B.V. and DBV Holding N.V. ('AXA NL Combined'). More information regarding the Acquisition and its financial impact on SNS REAAL can be found in SNS REAAL's press release dated 4 June 2007 and the prospectus for the equity offering published today.

In addition, the Foundation has granted the underwriters an over-allotment option pursuant to which the underwriters may require the Foundation to sell at the same offer price up to € 50 million additional existing ordinary shares held by it, to cover over-allotments, if any. Proceeds of the sale of existing shares will accrue to the Foundation.

The combined offering of new and existing ordinary shares can, therefore, be up to € 600 million (including the over-allotment option).

Stichting Beheer SNS REAAL (The Foundation)

The Foundation is SNS REAAL's majority shareholder. The goal of the Foundation is to support SNS REAAL in its growth and development and to act in the best interest of SNS REAAL and its stakeholders. The Foundation supports the decision of SNS REAAL to acquire AXA NL Combined.

To the extent the offering of the new ordinary shares is over-subscribed, the Foundation shall, at the request of the Executive Board of SNS REAAL, sell existing ordinary shares up to a maximum of € 250 million, including the over-allotment option. Based on the closing price of SNS REAAL shares on Friday 8 June of € 17.29, and based on the maximum offering size of € 600 million (i.e. € 350 million primary issue and € 250 million secondary sale), the Foundation would dilute its ownership in SNS REAAL from 65.5% to approximately 55%, resulting in a free float post transaction of approximately 45%. This offering will not dilute the

Foundation to a minority shareholding, however, the Foundation accepts that future growth of SNS REAAL may require it to become a minority shareholder.

By way of backstop in the event of insufficient demand in relation to the offering of the new ordinary shares, the Foundation will undertake not to offer and sell any of its existing ordinary shares and to subscribe at the request of the Executive Board of SNS REAAL for up to 65.5% of the new ordinary shares being offered by SNS REAAL.

The equity offering

Offer structure

The offering will be conducted on a non-pre emptive basis and will consist of a public offering to institutional and retail investors in the Netherlands and an international offering to institutional investors. The offer to retail investors in the Netherlands will commence once the prospectus is made generally available, which is expected to be the case no later than 14 June 2007. Similar to the IPO of SNS REAAL, eligible retail investors will receive guaranteed allocation for the first two hundred shares they subscribe for.

Lock-up

The Foundation has agreed with the underwriters not to sell ordinary shares for a period of 360 days after settlement.

Timing

Expected timetable for the equity offering:

Start subscription period for qualified investors	Wednesday 13 June at 9:00 CET
Start subscription period for retail investors	Thursday 14 June at 9:00 CET
End subscription period	Thursday 21 June at 17:30 CET
Pricing	Friday 22 June
Closing and settlement	Tuesday 26 June

Lehman Brothers is acting as Sole Global Co-Ordinator on the equity offering. Lehman Brothers and Rabo Securities are acting as Joint Bookrunners and Joint Listing Agents and SNS Securities as a Co-Lead Manager on the equity offering.

Additional information

The prospectus for the equity offering referred to in this announcement will be available at the start of the subscription period for retail investors on the company website www.snsreaal.nl and at SNS REAAL's head office, Croeselaan 1, 3521 BJ Utrecht. In addition, the prospectus can be obtained at Euronext Amsterdam, website www.euronext.com, and at Rabo Securities; email: prospectus@rabobank.com; tel: +31 (0)20 462 4602 fax: +31 (0)20 460 4949 and Amstelplein 1, 1096 HA Amsterdam.

For more information about the Stichting Beheer SNS REAAL:

Stichting Beheer SNS REAAL
concerncommunicatie@snsreaal.nl
Ad Brits
Tel: +31 (0) 33 464 9526
ad.brits@snsreaal.nl

Disclaimer

These materials are not for release, distribution or publication, whether directly or indirectly and whether in whole or in part, into or in the United States, Australia, Canada, or Japan.

These materials are for information purposes only and are not intended to constitute, and should not be construed as, an offer to sell or a solicitation of any offer to buy the securities of SNS REAAL N.V. (the **Issuer**, and such securities, the **Securities**) in the United States or in any other jurisdiction.

The Securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the **US Securities Act**) and may only be offered or sold in the United States (as defined in Regulation S under the US Securities Act) if registered under the Securities Act or an exemption from such registration is available. There will be no public offering of securities in the United States.

The Securities will not be the subject of an offer of securities to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the Issuer of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority.

This document is only being distributed to and is only directed at: (i) persons who are outside the United Kingdom; or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the **Order**); or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as **Relevant Persons**). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, Relevant Persons. Any person who is not a Relevant Person should not act or rely on this document or any of its contents.

The offer to acquire Securities pursuant to the proposed offering will be made, and any investor should make his investment, solely on the basis of information that is contained in the prospectus that will be made generally available in the Netherlands in connection with such offering set out above. Pending the prospectus being made generally available, the Securities are offered to qualified investors in the Netherlands only.

SNS REAAL

SNS SECURITIES AND VVAA ARE NEGOTIATING ACQUISITION OF FBS BANKIERS

Utrecht, 15 June 2007 - SNS Securities and VVAA Groep are engaged in exclusive negotiations regarding a potential acquisition of FBS Bankiers, a specialised securities firm that provides services to both private and institutional clients. The parties are looking to reach agreement as early as this summer.

A total of 30 employees will join SNS Securities. It is the intention to integrate SNS Securities and FBS Bankiers as soon as possible.

By acquiring FBS Bankiers SNS Securities will strengthen its position in the Dutch market.

The parties are looking to reach final agreement and complete the proposed acquisition before the end of the summer, subject to the approval of the regulatory authorities and the recommendation of the works councils involved.

Amsterdam-based securities firm FBS Bankiers provides investment services to both private and institutional investors. Its core services are securities advice and asset management. FBS Bankiers has a turnover of less than € 10 million,

FBS Bankiers is a subsidiary of VVAA Groep, a Utrecht-based financial service provider for healthcare professionals.

SNS Securities, a subsidiary of SNS Bank, is part of SNS REAAL, a banking and insurance service provider. SNS Securities provides investment services related to research, liquidity provision and corporate finance, in addition to providing consultancy and management services to both private and institutional investors.

For more information, please contact:
SNS REAAL Corporate Communications
concerncommunicatie@snsreaal.nl
Tel: 030 - 291.4877

SNS REAAL Investor Relations
investorrelations@snsreaal.nl
Tel: 030- 291.4246

SNS REAAL

RECEIVED

SNS REAAL *offering priced at € 16.50 per share*

Utrecht, June 22, 2007 - SNS REAAL N.V. ("SNS REAAL") announced today that it priced the offering of 21,212,121 new ordinary shares at € 16.50 per share. Stichting Beheer SNS REAAL today announced it sold 12,121,212 existing ordinary shares, also at a price of € 16.50. Gross proceeds of the offering for SNS REAAL amount to approximately € 350 million. Gross proceeds for Stichting Beheer SNS REAAL amount to approximately € 200 million.

SNS REAAL will use the proceeds from the offering of new ordinary shares to partly fund its acquisition of AXA S.A.'s Dutch insurance operations, consisting of AXA Nederland B.V., Winterthur Verzekeringen Holding B.V. and DBV Holding N.V. which was announced on 4 June 2007.

The offering of existing ordinary shares by Stichting Beheer SNS REAAL was aimed at increasing the free float and thereby the liquidity of SNS REAAL shares. Following the offering of new ordinary shares the number of outstanding shares totals 258,555,997. As a result of the offering of the new and existing ordinary shares, the stake held by Stichting Beheer SNS REAAL in SNS REAAL has diluted from approximately 65.5% tot 55.4%.
Approximately 7% of the shares offered were allocated to retail investors in the Netherlands and approximately 93% were allocated to Dutch and international institutional investors.
Stichting Beheer SNS REAAL as the selling shareholder has granted to the underwriters an over-allotment option, exercisable within 30 calendar days after today, pursuant to which the underwriters may require the selling shareholder to sell up to an additional 3,030,303 ordinary shares at the issue price, exclusively to cover any over-allotments. In case the over-allotment option is fully exercised the total shareholding of Stichting Beheer SNS REAAL will decrease to approximately 54.3%.

Sjoerd van Keulen, CEO and Chairman of the Executive Board of SNS REAAL, commented: "We are delighted with the success of the offering, the proceeds of which we will use to partly finance the acquisition."

The ordinary shares are listed on Eurolist by Euronext under the symbol "SR". The settlement date is expected to be on or about 26 June 2007. Settlement is subject to customary conditions.

Lehman Brothers acted as Sole Global Co-ordinator for the offering.
Lehman Brothers and Rabo Securities acted as Joint Bookrunners. SNS Securities acted as Co-Lead Manager.

For more information:
SNS REAAL Corporate Communications
Tom Gordijn
concerncommunicatie@snsreaal.nl
Tel.: + 31 (0) 30 291 4877

SNS REAAL Investor Relations
investorrelations@snsreaal.nl
Jacob Bosscha
Tel.: +31 (0) 30 291 4246
jacob.bosscha@snsreaal.nl

Ralph van 't Hoff
Tel.: +31 (0) 30 291 4247
ralph.vanthoff@snsreaal.nl

Stabilisation
In connection with the offering, Lehman Brothers as stabilisation agent on behalf of the underwriters may over-allot or effect transactions that stabilise or maintain the market price of the SNS REAAL share at levels above those which might otherwise prevail in the open market. Such transactions, if commenced, may be effected on Eurolist by Euronext Amsterdam N.V., in the over-the-counter market or otherwise. There is no assurance that such stabilisation will be undertaken and, if it is, it may commence on 22 June 2007, may be discontinued at any time without prior notice and will end no later than 30 calendar days after 22 June 2007.

For additional information about the shares, SNS REAAL and the Stichting Beheer SNS REAAL we refer to the prospectus dated 13 June 2007 and the pricing statement dated 22 June 2007. Copies of the prospectus and the pricing statement, the Annual Reports 2004, 2005 and 2006, the Articles of Association of SNS REAAL, the SNS REAAL Sustainability Report 2006 and the European Embedded Value Report 2006 are amongst others available via the SNS REAAL website (www.snsreaal.nl).

DISCLAIMER
Not for release, distribution or publication into or in the United States, Canada, or Japan
This announcement is not an offer to sell or a solicitation of any offer to buy the securities of SNS REAAL N.V. (the "Company", and such securities, the "Securities") in the United States, Canada or Japan or in any other jurisdiction. The information contained herein is not for publication or distribution into the United States, Canada or Japan. Neither this announcement nor any copy of it may be taken or distributed or published, directly or indirectly, in the United States of America, Canada or Japan. The Securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of Securities of the Company is being made in the United States.

No offer of securities in Australia
This announcement is not an offer to sell or an issue or an invitation to apply for the issue of securities of SNS REAAL N.V. (the "Company", and such securities, the "Securities") to persons in Australia. Neither this announcement nor any copy of it may be taken or distributed or published, directly or indirectly, in Australia, without the consent of the Company. No offering of Securities of the Company will be made in any form to any persons in Australia and no persons in Australia will be invited to apply for the issue of Securities of the Company.

RECEIVED

2008 MAR 17 A 9:27

STICHTING BEHEER SNS REAAL

Stichting Beheer SNS REAAL offering priced at € 16.50 per share

Utrecht, June 22, 2007 - Stichting Beheer SNS REAAL today announced it sold 12,121,212 existing ordinary SNS REAAL shares at a price of € 16.50. This price is equal to the price of the offering of new ordinary SNS REAAL shares announced by SNS REAAL today. Gross proceeds for Stichting Beheer SNS REAAL amount to approximately € 200 million.

The decision to sell the shares was taken in order to increase the free float and thereby the liquidity in SNS REAAL shares. As a result of the offering of the new and existing ordinary shares, the stake held by Stichting Beheer SNS REAAL in SNS REAAL has diluted from approximately 65.5% tot 55.4%.

As indicated previously, the Stichting Beheer SNS REAAL has granted the underwriters an over-allotment option pursuant to which the underwriters may require the Foundation to sell at the same offer price up to € 50 million additional existing ordinary shares held by it, to cover over-allotments, if any. In case the over-allotment option is fully exercised the total shareholding of Stichting Beheer SNS REAAL will decrease to approximately 54.3%.

The Foundation is SNS REAAL's majority shareholder. The goal of the Foundation is to support SNS REAAL in its growth and development and to act in the best interest of SNS REAAL and its stakeholders.

Lehman Brothers acted as Sole Global Co-ordinator for the offering.
Lehman Brothers and Rabo Securities acted as Joint Bookrunners. SNS Securities acted as Co-Lead Manager.

For more information about the Stichting Beheer SNS REAAL:

Stichting Beheer SNS REAAL
Ad Brits
Tel.: +31 (0) 33 464 9526
ad.brits@snsreaal.nl

Not for release, distribution or publication into or in the United States, Canada, or Japan
This announcement is not an offer to sell or a solicitation of any offer to buy the securities of SNS REAAL N.V. (the "Company", and such securities, the "Securities") in the United States, Canada or Japan or in any other jurisdiction. The information contained herein is not for publication or distribution into the United States, Canada or Japan. Neither this announcement nor any copy of it may be taken or distributed or published, directly or indirectly, in the United States of America, Canada or Japan. The Securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of Securities of the Company is being made in the United States.

No offer of securities in Australia
This announcement is not an offer to sell or an issue or an invitation to apply for the issue of securities of SNS REAAL N.V. (the "Company", and such securities, the "Securities") to persons in Australia. Neither this announcement nor any copy of it may be taken or distributed or published, directly or indirectly, in Australia, without the consent of the Company. No offering of Securities of the Company will be made in any form to any persons in Australia and no persons in Australia will be invited to apply for the issue of Securities of the Company.

STICHTING BEHEER
SNS REAAL

Stichting Beheer SNS REAAL announces full exercise of the over-allotment option

Utrecht, June 27, 2007 – Stichting Beheer SNS REAAL announces that Lehman Brothers, as Sole Global Co-ordinator on behalf of the Underwriters of the offering, which was announced on 13 June 2007, has fully exercised the over-allotment option. The over-allotment option requires the selling shareholder, Stichting Beheer SNS REAAL, to sell an additional 3,030,303 existing ordinary shares ("Shares") at the offer price of € 16.50 per Share. Gross proceeds of the over-allotment option will be approximately € 50 million for Stichting Beheer SNS REAAL. Therefore the total gross proceeds of the offering will amount to approximately € 250 million for Stichting Beheer SNS REAAL. Stichting Beheer SNS REAAL will own approximately 54.3% of SNS REAAL's outstanding share capital after the exercise of the over-allotment option.

For more information about the Stichting Beheer SNS REAAL:

Stichting Beheer SNS REAAL
Ad Brits
Tel.: +31 (0) 33 464 9526
ad.brits@snsreaal.nl

Not for release, distribution or publication into or in the United States, Canada, or Japan
This announcement is not an offer to sell or a solicitation of any offer to buy the securities of SNS REAAL N.V. (the "Company", and such securities, the "Securities") in the United States, Canada or Japan or in any other jurisdiction. The information contained herein is not for publication or distribution into the United States, Canada or Japan. Neither this announcement nor any copy of it may be taken or distributed or published, directly or indirectly, in the United States of America, Canada or Japan. The Securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of Securities of the Company is being made in the United States, Canada or Japan.

No offer of securities in Australia
This announcement is not an offer to sell or an issue or an invitation to apply for the issue of securities of SNS REAAL N.V. (the "Company", and such securities, the "Securities") to persons in Australia. Neither this announcement nor any copy of it may be taken or distributed or published, directly or indirectly, in Australia, without the consent of the Company. No offering of Securities of the Company will be made in any form to any persons in Australia and no persons in Australia will be invited to apply for the issue of Securities of the Company.

SNS REAAL

Full exercise of the over-allotment option granted by Stichting Beheer SNS REAAL

Utrecht, June 27 2007 – SNS REAAL N.V. ("SNS REAAL") announces that Lehman Brothers, as Sole Global Co-ordinator on behalf of the Underwriters of the offering, which was announced on 13 June 2007, has fully exercised the over-allotment option. The over-allotment option requires the selling shareholder, Stichting Beheer SNS REAAL, to sell an additional 3,030,303 existing ordinary shares ("Shares") at the offer price of € 16.50 per Share. Total gross proceeds of the over-allotment option will be approximately € 50 million for Stichting Beheer SNS REAAL. Stichting Beheer SNS REAAL will own approximately 54.3% of SNS REAAL's outstanding share capital after the exercise of the over-allotment option.

The total offering of new and existing ordinary shares in the capital of SNS REAAL therefore increases to 36,363,636 shares and the total gross proceeds of the offering will amount to € 600 million, of which € 350 million is for SNS REAAL and € 250 million is for Stichting Beheer SNS REAAL. The total number of SNS REAAL shares outstanding is unaffected by the exercise of the over-allotment option and remains 258,555,997.

For more information:
SNS REAAL Corporate Communications
Tom Gordijn
concerncommunicatie@snsreaal.nl
Tel.: + 31 (0) 30 291 4877

SNS REAAL Investor Relations
investorrelations@snsreaal.nl
Jacob Bosscha
Tel.: +31 (0) 30 291 4246
jacob.bosscha@snsreaal.nl

Ralph van 't Hoff
Tel.: +31 (0) 30 291 4247
ralph.vanthoff@snsreaal.nl

For additional information about the shares, SNS REAAL and the Stichting Beheer SNS REAAL we refer to the prospectus dated 13 June 2007 and the pricing statement dated 22 June 2007. Copies of the prospectus and the pricing statement, the Annual Reports 2004, 2005 and 2006, the Articles of Association of SNS REAAL, the SNS REAAL Sustainability Report 2006 and the European Embedded Value Report 2006 are amongst others available via the SNS REAAL website (www.snsreaal.nl).

DISCLAIMER
Not for release, distribution or publication into or in the United States, Canada, or Japan
This announcement is not an offer to sell or a solicitation of any offer to buy the securities of SNS REAAL N.V. (the "Company", and such securities, the "Securities") in the United States, Canada or Japan or in any other jurisdiction. The information contained herein is not for publication or distribution into the United States, Canada or Japan. Neither this announcement nor any copy of it may be taken or distributed or published, directly or indirectly, in the United States of America, Canada or Japan. The Securities have not been and will not be registered under the U.S. Securities Act

of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of Securities of the Company is being made in the United States, Canada or Japan.

No offer of securities in Australia

This announcement is not an offer to sell or an issue or an invitation to apply for the issue of securities of SNS REAAL N.V. (the "Company", and such securities, the "Securities") to persons in Australia. Neither this announcement nor any copy of it may be taken or distributed or published, directly or indirectly, in Australia, without the consent of the Company. No offering of Securities of the Company will be made in any form to any persons in Australia and no persons in Australia will be invited to apply for the issue of Securities of the Company.

SNS REAAL

SNS REAAL closes Regio Bank acquisition

Utrecht, 2 July 2007. - On July 1 2007 SNS REAAL has closed the acquisition of Regio Bank. Regio Bank and CVB Bank have been merged as of this date and will operate under the new name of SNS Regio Bank. It will be headed by Mark Straub, member of the Board of Directors of SNS Bank.

More information:
SNS REAAL Corporate Communications
concerncommunicatie@snsreaal.nl
Tel: +31 (0) 30 291 4844

SNS REAAL

SNS REAAL reports successful EUR 350m issue of Hybrid Capital Securities

Utrecht 18 July 2007 - SNS REAAL N.V. ("SNS REAAL"), the Netherlands-based bank and insurance group, reports that following a successful launch and pricing on Monday July 9th, on July 17th it has issued Hybrid Capital Securities in the amount of EUR 350 million with an initial coupon of 6.258%, payable annually in arrears until the first call date in July 2017. The issue price is 100 per cent. The issue was priced, based on a spread of 129 basis points over the 10 year mid swap rate. If the issue is not called in 2017, the coupon will reset quarterly at a margin of 229 bps over the 3-month Euribor. The transaction was launched after a 3-day investor roadshow across Europe.
Proceeds from the issue will be mainly used in relation to SNS REAAL's acquisition of AXA's Dutch insurance operations. The terms are designed to allow the issue to become part of SNS REAAL's regulatory capital.
The issue is expected to be rated 'Baa1/BBB' by Moody's and Standard & Poor's Rating Services and will be listed on Eurolist by Euronext Amsterdam N.V.

For more information:

SNS REAAL Investor Relations
investorrelations@snsreaal.nl

Jacob Bosscha
Tel.: +31 (0) 30 291 4246
jacob.bosscha@snsreaal.nl

Ralph van 't Hoff
Tel.: +31 (0) 30 291 4247
ralph.vanthoff@snsreaal.nl

DISCLAIMER

Not for release, distribution or publication into or in the United States, Canada, or Japan

This announcement is not an offer to sell or a solicitation of any offer to buy the hybrid capital securities of SNS REAAL N.V. (the "Company", and such securities, the "Securities") in the United States, Canada or Japan or in any other jurisdiction. The information contained herein is not for publication or distribution into the United States, Canada or Japan. Neither this announcement nor any copy of it may be taken or distributed or published, directly or indirectly, in the United States of America, Canada or Japan. The Securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of Securities of the Company is being made in the United States.

No offer of securities in Australia

This announcement is not an offer to sell or an issue or an invitation to apply for the issue of hybrid capital securities of SNS REAAL N.V. (the "Company", and such securities, the "Securities") to persons in Australia. Neither this announcement nor any copy of it may be taken or distributed or published, directly or indirectly, in Australia, without the consent of the Company. No offering of Securities of the Company will be made in any form to any persons in Australia and no persons in Australia will be invited to apply for the issue of Securities of the Company.

SNS REAAL

Press Release
PERSBERICHT

Utrecht, 16 August 2007

SNS REAAL's first-half profits up 26.3% to € 235 million

Highlights

- Earnings per share up 14.9% to € 1.00.
- Return on shareholders' equity rises to 14.6% (2006: 12.7%).
- Interim dividend € 0.36 per share (+ 12.5%).
- Strict cost management contributes towards achieving efficiency targets.
- Net interest income retail banking SNS Bank up 6.3%.
- Net profit contribution by SNS Property Finance € 44 million.
- Regular life premiums up 5.7% by organic growth.
- Kyrill storm impacts net profit non-life insurance operations Verzekeringen (-€ 13 million).
- Acquisition AXA Nederland a milestone in growth strategy REAAL Verzekeringen.
- Regio Bank takeover completed on 1 July, strengthening the distribution network.
- No exposure in the American subprime mortgage market, which is in line with low risk profile.

Contents

Contact details

Group Communication
T +31 (0) 30 291 48 77
E concerncommunicatie@snsreaal.nl

Investor Relations
T +31 (0) 30 291 42 47
E investorrelations@snsreaal.nl

Sjoerd van Keulen,
Chairman of the Executive Board:

'Net profit in the first half of 2007 rose to € 235 million, showing a robust growth of 26.3%. This includes the result of SNS Property Finance. We are very happy with the underlying development of the net result in the first half. Earnings per share rose by 14.9% to € 1.00. The return on shareholders' equity amounted to 14.6%. The Supervisory Board has resolved, upon the proposal by the Executive Board, to distribute an interim dividend of € 0.36 per share in the form of cash or shares.

In the first half of 2007, the savings portfolio of SNS Bank grew from € 13.7 billion to € 15.0 billion (+9.3%); market share continued to increase, to 6.5%, and the margins improved. Both SNS Bank and ASN Bank products contributed to this

development. SNS Bank's investment products also did well. The market value of SNS Fundcoach's assets under management increased to €732 million (+24.3%), in particular due to new inflows. The total assets under management increased with 12.5% to €18.4 billion. The conditions in the mortgage market remained competitive. The mortgage portfolio remained stable on €42.1 billion. In the quest for a healthy balance between margin and volume, the market share fell from 8.0% at year-end 2006 to 6.7% at the end of June 2007. The new inflow of SME mortgages amounted to €0.3 billion. At the end of June 2007 the SME portfolio amounted to €2.9 billion. The SNS Property Finance's credit portfolio increased with 9.1% to €9.6 billion. On balance, we are very pleased with the growth and the quality of the interest income.

REAAL Verzekeringen delivered strong growth in the life insurance operations, in particular driven by regular premium income (+5.7%). Single life premiums volume fell to €305 million. The increase of REAAL Verzekeringen's net profit was moderated by the effects of January's Kyrill storm (net €13 million). The second quarter was marked by the strategic takeover of the Dutch activities of AXA.

Net profit of Group activities was positively influenced by the sale of part of our Van Lanschot Bankiers shares (€21 million) and by the sale of La Ser Lafayette Services Nederland (€14 million).

In the first half of 2007 we made great strides in further growing SNS REAAL. With the intended takeover of AXA Nederland, including Winterthur Nederland and DBV Nederland, our insurance operations will almost double their market position. In connection with this acquisition, new shares were issued (€350 million) and hybrid capital was raised (€350 million); both these transactions were recently completed successfully. In order to increase the liquidity of the share, Stichting Beheer SNS REAAL sold a number of its shares. This resulted in a 32.0% higher liquidity, measured by the number of shares outstanding. The takeover of Regio Bank, which will considerably enhance our distribution capabilities, was finalised on 1 July.'

Key figures

In € millions	1st half year 2007	1st half year 2006	Change	2nd half year 2006	Change
Result					
Total income	2,016	1,757	14.7%	1,818	10.9%
Total expenses	1,730	1,516	14.1%	1,600	8.1%
Operating profit before taxation	286	241	18.7%	218	31.2%
Taxation	50	55	(9.1%)	33	51.5%
Net profit for the period	235	186	26.3%	185	27.0%
Earnings per share (EPS) (€)	1.00	0.87	14.9%	0.78	28.2%
Diluted earnings per share (€)	1.00	0.87	14.9%	0.78	28.2%
Balance Sheet					
Total assets	83,393	69,996	19.1%	79,742	4.6%
Investments	12,678	9,688	30.9%	10,626	19.3%
Investments for insurance contracts on behalf of policyholders	4,079	3,608	13.1%	3,955	3.1%
Loans and advances to customers	56,814	46,611	21.9%	56,700	0.2%
Group equity	3,546	2,920	21.4%	3,200	10.8%
Savings	14,955	13,555	10.3%	13,678	9.3%
Technical provisions, insurance operations	13,636	13,021	4.7%	13,283	2.7%
Ratios					
Return on shareholders' equity (ROE)	14.6%*	13.2%		12.1%*	
BIS-ratio	11.4%	11.8%		11.2%	
Tier 1-ratio	8.3%	8.6%		8.2%	
Solvency Life operations	241%	215%		236%	
Solvency Non-Life operations	286%	261%		279%	
Number of shares outstanding at end of period	258,555,997	233,297,240		234,761,284	
Weighted average number of outstanding shares	235,703,966	214,755,910		234,212,268	

*) ROE has been calculated weighting the share issues.

Share issue

On 22 June, SNS REAAL issued a total of 21,212,121 new ordinary shares at a price of € 16.50. Stichting Beheer SNS REAAL sold 15,151,515 existing ordinary shares (including the greenshoe € 250 million), lowering its stake in SNS REAAL to approximately 54.3%. There are currently 258,555,997 SNS REAAL shares outstanding.

This issue of new shares (€ 350 million) served to partly fund the intended acquisition, as announced on 4 June 2007, of AXA Nederland, Winterthur Nederland and DBV Nederland for € 1,750 million in cash. The remaining part of the funding was completed in the course of the past few months. SNS REAAL expects to complete this acquisition in the course of the second half of 2007.

Payment of interim dividend

The Supervisory Board has resolved, on the proposal of the Executive Board, to pay an interim dividend of € 0.36 per SNS REAAL share over the first half of the financial year 2007. This is in line with the company dividend policy that, in principle, interim dividends amount to 50% of the total dividend paid for the previous financial year (€ 0.71 per share). Shareholders can opt to receive the dividend fully in cash, charged to the 2007 profit that has not yet been added to the profit reserve, or fully in SNS REAAL shares, charged to the share premium reserve. On 17 August 2007 the SNS REAAL share will be quoted ex-dividend. The exchange ratio will be determined on 10 September 2007. The new shares will qualify for any final dividend for the financial year 2007 and any full dividends for subsequent financial years. Shareholders can report their choice for payment of the dividend either in cash or in stock from 17 August 2007 until the close of trading at Euronext Amsterdam on 4 September 2007. The interim dividend will be made payable on 13 September 2007.

Earnings per share

SNS REAAL aims to grow the earnings per share (EPS) by an average of 10% annually for the period 2006 up to year end 2009, including acquisitions funded with existing capital. EPS for the first half amounted to € 1.00 (+ 14.9%). After the issue of new ordinary shares on 22 June 2007, the weighted average number of outstanding shares on 30 June 2007 was 235,703,966. As from the issue date, the new shares have been fully taken into account for the purpose of calculating the EPS.

Outlook

Based on current knowledge, SNS REAAL does not expect any substantial changes in the interest rate environment or the yield curve. The outlook assumes a limited rise of the long-term interest rates. The competitive conditions on the markets for mortgages and life insurance are set to continue. SNS REAAL anticipates positive developments for the product groups saving, corporate property finance, SME mortgages, SME non-life, pensions and disability insurance.

Important dates 2007/2008

Ex-dividend date (interim dividend)	17 August 2007
2007 Interim dividend payment date	13 September 2007
Trading update 3rd quarter 2007	15 November 2007
Press release annual figures 2007	21 February 2008
Publication annual figures 2007	14 March 2008
General Shareholders' Meeting	16 April 2008

Report by the Chairman

In the first half of 2007, SNS REAAL made great strides in the continued expansion of the business. The announced strategic acquisition of the Dutch insurance activities of AXA is a major step forward. This acquisition, which we are looking to complete in the second half of 2007, will lead to a significant strengthening of our position in the consolidating Dutch insurance market. It will almost double our market share and enhance the distribution capabilities of REAAL Verzekeringen. The acquisition also further diversifies SNS REAAL's business, and increases the relative size of our insurance operations.

Further income growth and cost control shore up strong result

With a net profit rise of over 26.3% to € 235 million, SNS REAAL posted a strong result in the first half of 2007. The result generated with the sale of part of the Van Lanschot Bankiers shares (€ 21 million) was offset by the same amount in lower realisations on divestment of bonds at SNS Bank. The negative effect of the Kyrill storm in January 2007 (€ 13 million) was compensated by the result of the sale of the remaining 40% stake in La Ser Lafayette Services Nederland (€ 14 million).

Income developed positively. Total income at SNS Bank increased by 15.3%. Interest income grew 38.6% and the quality improved. Penalty interest was € 21 million lower compared to the first half of 2006; at the same time, however, the commercial margin increased and became more balanced. The lower commercial margin on mortgages was offset by the rise of the commercial margins on savings products and the SME portfolio, and by the contribution made by SNS Property Finance. Net interest income in the first half of 2007 also rose compared to the second half of 2006 (+27.8%). Taking into account the transfer of SNS Asset Management to the holding company of SNS REAAL as per 1 July 2006, commission income increased by 16.1% to € 65 million.

At REAAL Verzekeringen, higher investment income (+4.6%) and a higher regular life insurance premium (+5.7%), driven by a steadily growing life insurance portfolio, resulted in excellent growth, which was moderated by a negative result in the non-life insurance operations caused by the Kyrill storm of January 2007. Non-life premiums increased by 2.7%, in a market characterised by price pressure

These positive income developments are augmented by ongoing cost control measures, which are on schedule. At SNS Bank and REAAL Verzekeringen the operating costs remained virtually unchanged.

Risk policy

Under the influence of the troubled American credit market, the conditions on the stock market have become more difficult. However, SNS REAAL and AXA Nederland have no exposure to the American subprime mortgage market (not via REAAL Verzekeringen's structured investments in its investment portfolio either). Given the low risk profile of SNS REAAL, the equity and stock option component of the asset mix of REAAL Verzekeringen is limited to 18% (€ 1.6 billion). An extra hedge for the equity position was acquired in January, as a result of which approximately 40% of equity held for REAAL Verzekeringen's own account is hedged as at the end of June. Also, 50% of the guarantee risk in the company profit share portfolio is hedged. In addition, the entire funding for the contemplated takeover of AXA Nederland was completed on favourable conditions and the risk of a negative value development in AXA Nederland's equity portfolio is hedged with a bandwidth of 10%. SNS REAAL's low risk profile is furthermore expressed by lower value adjustments at SNS Bank (–40%), the low duration of equity and the diversified funding policy of SNS Bank.

Acquisitions

SNS REAAL aims for both organic growth and growth by acquisitions. On 4 June 2007, we announced the contemplated acquisition of the Dutch insurance operations of the French company AXA S.A. for € 1,750 million in cash. This takeover gives us a unique opportunity to strengthen our position in the consolidating Dutch insurance market. The takeover accelerates the execution of our strategy, almost doubling our market share and considerably strengthening the distribution capabilities of REAAL Verzekeringen, also in important growth markets such as disability insurance, pensions and the SME sector. On 22 June, we issued new shares for a total amount of € 350 million to partly finance this acquisition. We have meanwhile also raised € 350 million in hybrid capital to finance the acquisition, and the remaining financing in the form of senior debt. We expect this acquisition to be completed before the end of this year.

The takeover of Regio Bank was completed on 1 July 2007. We have merged CVB Bank and Regio Bank under the name SNS Regio Bank. Through SNS Regio Bank, we now have a network of approximately 800 specialised intermediaries, who market our products in close proximity to the customers. Some of these intermediaries are located in the Randstad urban area, a particular focal area for the strengthening of our network.

The first half of 2007 was characterised by persistently difficult market conditions, in which SNS REAAL nevertheless managed to deliver strong net profit growth. Growth was continued in key segments for SNS REAAL, such as saving and individual life insurance. The ongoing cost control measures had a positive impact as well. In combination with our low risk profile and a return on shareholders' equity of 14.6%, this has further strengthened the basis for achieving our targets.

Sjoerd van Keulen,
Chairman of the Executive Board

SNS REAAL

In € millions	1st half year 2007	1st half year 2006	Change	2nd half year 2006	Change
Income banking operations					
Net interest income banking operations	377	272	38.6%	295	27.8%
Net commission and management fees	65	63	3.2%	57	14.0%
Other income	3	51	(94.1%)	30	(90.0%)
Total income banking operations	**445**	**386**	**15.3%**	**382**	**16.5%**
Income insurance operations					
Net premium income	1,017	1,047	(2.9%)	913	11.4%
Result on investments	316	302	4.6%	274	15.3%
Result on investments for insurance contracts on behalf of policyholders	168	(10)	--	225	(25.3%)
Results on derivatives and other financial instruments	(5)	(3)	(66.7%)	(6)	16.7%
Other income	39	29	34.5%	32	21.9%
Total income insurance operations	**1,535**	**1,365**	**12.5%**	**1,438**	**6.7%**
Other income and eliminations	36	6	500.0%	(2)	--
Total income	**2,016**	**1,757**	**14.7%**	**1,818**	**10.9%**
Technical expenses on insurance contracts	1,145	987	16.0%	1,069	7.1%
Acquisition costs for insurance operations	120	112	7.1%	106	13.2%
Value adjustments to financial instruments and other assets	11	16	(31.3%)	19	(42.1%)
Staff costs	274	253	8.3%	254	7.9%
Other expenses	180	148	21.6%	152	18.4%
Total expenses	**1,730**	**1,516**	**14.1%**	**1,600**	**8.1%**
Operating profit before taxation	**286**	**241**	**18.7%**	**218**	**31.2%**
Taxation	50	55	(9.1%)	33	51.5%
Third party interests	1	--	--	--	--
Net profit for the period	**235**	**186**	**26.3%**	**185**	**27.0%**
Net profit banking operations	**135**	**112**	**20.5%**	**102**	**32.4%**
Net profit insurance operations	**90**	**78**	**15.4%**	**92**	**(2.2%)**
Net profit group activities	**10**	**(4)**	--	**(9)**	--
Earnings per share (€)	**1.00**	**0.87**	**14.9%**	**0.78**	**28.2%**
Diluted earnings per share (€)	**1.00**	**0.87**	**14.9%**	**0.78**	**28.2%**
Total assets	**83,393**	**69,996**	**19.1%**	**79,742**	**4.6%**
Group equity	**3,546**	**2,920**	**21.4%**	**3,200**	**10.8%**
Ratios					
Return on shareholders' equity	14.6%*	13.2%		12.1%*	
Double Leverage	94.7%	86.7%		107.8%	
Average number of employees (FTE)	5,690	5,473	4.0%	5,641	0.9%
SNS Bank:					
Efficiency ratio	60.0%	59.8%		65.4%	
BIS-ratio	11.4%	11.8%		11.2%	
Tier 1-ratio	8.3%	8.6%		8.2%	
REAAL Verzekeringen:					
New annual premium equivalent *(in € millions)*	84	103		93	
Operating cost/premium ratio	12.4%	13.1%		14.6%	
Solvency Life operations	241%	215%		236%	
Solvency Non-Life operations	286%	261%		279%	

*) ROE has been calculated weighting the share issues.

Highlights

- *Total income rises to € 2,016 million (+ 14.7%).*
- *Result before taxes increases to € 286 million (+ 18.7%).*
- *Effective tax rate further decreased to 17.5%, partly due to a rate cut.*
- *Net profit rises to € 235 million (+ 26.3%).*
- *Earnings per share up to € 1.00 (+ 14.9%).*

Results first half 2007 compared to first half 2006

SNS REAAL's net profit grew by €49 million, from €186 million to €235 million (+26.3%). The operating profit before taxation increased to €286 million (+18.7%). SNS Bank's net profit increased from €112 million to €135 million (+20.5%), mainly driven by SNS Property Finance's contribution of €44 million and growing net interest income at retail banking. REAAL Verzekeringen's net profit increased from €78 million to €90 million (+15.4%), thanks in particular to a strong development of the life insurance operations and higher investment income. The negative impact of the Kyrill storm on the non-life insurance operations amounted to €13 million net.

The net profit from group activities improved by €14 million to €10 million, partly because of the sale of part of our 7.6% interest in Van Lanschot Bankiers.

Our remaining interest amounts to 5.3%. All business units maintained strict cost control. The value adjustments also decreased with more than 30% to €11 million. At 17.5%, the effective tax rate was lower than in the first half of 2006 (22.8%).

Net profit SNS REAAL


€ millions
250
200
150
100
50
0
2004
2005
2006
2007
Net profit 1st halfyear SNS REAAL
Net profit 2nd halfyear SNS REAAL

Before allocation of the result of group activities, 40% of the net profit is attributable to Retail banking, 20% to SNS Property Finance, and 40% to REAAL Verzekeringen. The increase of the share of the banking operations is the result of the consolidation of SNS Property Finance as of December 2006. The integration of the corporate property portfolio of SNS Bank into SNS Property Finance is progressing smoothly and will be completed in the second half of this year.

Composition of Net profit 1st half year 2007 (excluding group activities)


40%
40%
20%
SNS Retail Banking
SNS Propety Finance
REAAL Verzekeringen

Excluding the effect of purchase price allocation and higher financing costs, SNS Property Finance posted a net profit of €51 million, i.e. an increase of 10.9% compared to a pro forma net profit for the first half 2006 (€46 million). Taking into account the effect of amortisation of intangible assets as a result of purchase price allocation under IFRS and higher financing costs, the net profit for the first half of 2007 amounted to €44 million. An approximate comparison with the first half 2006 would lead to an adjustment of the pro forma net profit of approximately €6 million, i.e. result in a pro forma net profit of €40 million. In other words an increase of the net profit in the first half 2007 of 10.0%.

In the second half of 2007, AXA Nederland, Winterthur and DBV are expected to be acquired, increasing the insurance company's share in the business of SNS REAAL as a whole.

Income

SNS REAAL's total income rose by €259 million to €2,016 million (+14.7%) compared to the first half year of 2006. Total income for own account (excluding the result on investments for insurance contracts on behalf of policy holders) increased by €81 million to €1,848 million (+4.6%). The qual-

ity of SNS REAAL's income improved considerably, due to a sharply lower share of the penalty interest, an increased and more balanced commercial margin due to the acquisition of SNS Property Finance, and the higher commercial margins in the savings operations and the SME portfolio. Further more, the growth of the regular life insurance premiums contributed to the qualitative improvement of the income.

Composition of income SNS REAAL



€ millions
2,400
2,000
1,600
1,200
800
400
0
1st half year 2006
2nd half year 2006
1st half year 2007
Net commission and other income
Net interest income banking operations
Result on investments
Net premium income

SNS Bank's total income increased by € 59 million to € 445 million (+15.3%). Net interest income increased by € 105 million to € 377 million (+38.6%), of which € 88 million was contributed by SNS Property Finance. Due to the better commercial interest income and an improved ALM result, net interest income of retail banking increased by € 17 million (+6.3%), despite a € 21 million penalty interest decrease due to a further drying up of the mortgage refinancing market on the back of the rate hikes. The higher net interest income compensates the lower income realised on the sale of investment holdings (−€ 30 million) and the lower result on derivatives (−€ 21 million). The item 'net commission and management fees' rose by € 2 million to € 65 million (+3.2%). Excluding the management fees of SNS Asset Management, which was transferred to SNS REAAL as per 1 July 2006, net commission and management fees rose by € 9 million (+16.1%). This increase occurred in all commission-related activities.

The total income of REAAL Verzekeringen increased by € 170 million to € 1,535 million (+12.5%). Total income for own account remained virtually the same at € 1,367 million (first half 2006: € 1,375 million). Regular life insurance premiums rose by € 27 million (+5.7%) due to a steadily growing life insurance portfolio. Single life premiums fell by € 59 million (−16.2%). Compared to the second half of 2006, however, single life premiums rose by € 24 million (+8.5%). The result on investments increased by € 14 million (+4.6%), thanks to good results in the stock option portfolio. The contribution to the result on investments made by the sale of investment holdings amounted to € 54 million, lagging behind the first half of 2006 (€ 60 million).

Expenses

SNS REAAL's total expenses rose by € 214 million to € 1,730 million (+14.1%). Total expenses for own account (excluding technical expenses on insurance contracts on behalf of policy holders) increased by € 64 million to € 1,344 million (+5.0%).

Composition of expenses SNS REAAL



€ millions
1,750
1,500
1,250
1,000
750
500
250
0
1st half year 2006
2nd half year 2006
1st half year 2007
Other expenses
Staff costs
Value adjustments to financial intruments and other assets
Acquisition costs for insurance operations
Technical expenses on insurance contracts

The total increase in expenses, excluding the change in technical expenses, acquisition costs and the expenses of SNS Property Finance, remained limited (+4.6%). It demonstrates that in the first half of 2007, operating costs were controlled adequately by all business units.

The expenses of retail banking, at € 247 million in the first half of 2007, remained almost flat compared to the first half of 2006 (€ 246 million). The increase in expenses of SNS Bank related entirely to the consolidation of SNS Property Finance (€ 30 million).

REAAL Verzekeringen's expenses rose by € 171 million to € 1,423 million (+13.7%). Of this amount, € 150 million ensued from technical expenses on insurance contracts on behalf of policy holders, which are associated with the higher result on investments for insurance contracts on behalf of policy holders. Due to strong production growth in the past few years, acquisition costs also rose (+€ 10 million). Excluding technical expenses and acquisition costs, expenses increased very modestly (2.1%). Staff costs decreased.

Net profit from group activities

The group activities comprise the business units managed directly by SNS REAAL at holding company level, whose income and expenses are not allocated to SNS Bank or REAAL Verzekeringen. These include the largely discontin-

ued SNS REAAL Invest, and as from 1 July 2006, SNS Asset Management.

The result of the group activities, including consolidation adjustments, improved from € 4 million negative in the first half of 2006 to € 10 million positive in the first half of 2007. This was mainly the result of the sale of the remaining 40% interest in La Ser Lafayette Services Nederland and part of our interest in Van Lanschot Bankiers shares (this interest was reduced from 7.6% to 5.3%). In the first half of 2006 this was offset by a result from the release of provisions at SNS REAAL Invest in the amount of € 9 million. Interest expenses increased by € 9 million, partly due to higher financing costs at the business units. The group has partly funded the takeover of SNS Property Finance, and will also co-fund the takeover of AXA Nederland. Additionally, staff costs increased on the back of temporary staff expansion in connection with, among other things, projects concerning laws and regulations, acquisitions and a long-term bonus scheme reservation in the form of SNS REAAL shares.

Earnings per share

Net earnings per share for the first half of 2007 came to € 1.00. Compared to the first half of 2006, this represents an increase of € 0.13 (+14.9%); compared to the second half of 2006, the increase amounted to € 0.22 (+28.2%). The total number of shares outstanding increased due to the issue of stock dividends and the issue of shares to partially fund the proposed takeover of AXA Nederland. The new shares have been fully taken into account for the purpose of calculating earnings per share as from the issuing date of the new shares.

Earnings per share



€ millions
1.00
0.75
0.50
0.25
0
2005
2006
2007
Earnings per share 1st half year
Earnings per share 2nd half year

Return on shareholders' equity

The return on shareholders' equity (ROE) of SNS REAAL amounted to 14.6% (first half 2006: 13.2%). This includes the impact of the share issue in connection with the takeover of the Dutch insurance activities of AXA. The ROE target of 12.5%, which was set at the time of the IPO, was achieved in 2006. Due to the takeover of Bouwfonds Property Finance, the targets have been reviewed, and the ROE target has been adjusted to 15.0% on average per annum, this despite the fact that SNS REAAL is strongly capitalised.

Effective tax rate

The effective tax rate for the first half of 2007 was 17.5%, and thereby lower than the effective rate in the first half of 2006 (22.8%). The reduction in the effective tax rate was mainly caused by the decrease in the statutory corporate tax rate, which was cut from 29.6% to 25.5%. The effective tax rate was lower for the group activities, chiefly as a result of the participation exemptions on dividend and on the sale of Van Lanschot Bankiers shares and on the divestment of La Ser Lafayette Services Nederland. At SNS Bank, despite the lower statutory corporate tax rate, the effective tax rate remained virtually unchanged (20.1%) compared to the first half of 2006. This was caused by the higher effective tax rate at SNS Property Finance in combination with the higher result before taxation. For REAAL Verzekeringen, the effective tax rate was 18.8%, against 31.0% in the first half of last year. This was based on the lower statutory corporate rate, combined with effective use of tax capacity.

Results first half 2007 compared to second half 2006

SNS REAAL's total income grew by € 198 million to € 2,016 million (+10.9%). Income for own account was up € 255 million to € 1,848 million (+16.0%).

SNS Bank's net interest income was up € 82 million (+€ 27.8%) compared to the second half of 2006, in particular due to the contribution of SNS Property Finance (+€ 72 million) and a € 10 million improvement of interest income at SNS Retail Banking. The increase of the net commissions and management fees (+€ 8 million) primarily reflects higher management fees among the SNS and ASN funds, a further growth of commission fees at SNS Fundcoach due to higher volume and transaction levels, and, finally, higher profit-share payments on insurances of previous years. Other income fell by € 27 million, which related almost entirely to the lower realisation of sales results on the bond portfolio. In the second half of 2006, this yielded € 24 million.

SNS Bank's operating costs were € 17 million higher than in the second half of 2006, in particular due to the contribution of SNS Property Finance (+€ 25 million) and a lower number of FTEs (–€ 4 million) at retail banking. Impairments on financial instruments and other assets fell by € 12 million (–€ 57.1%) compared to the second half of 2006. This was mainly because of a lower addition for retail mortgages due to a lower number of forced property sales with lower foreclosure shortfalls per item, a lower IBNR provision due to a lower inflow of items at Special Credits department and a more stringent provisioning policy in 2006, leading

to a relatively high addition in 2006. There was a clearly lower inflow in SME credit services, in particular due to the improved economic climate. Additionally, a number of remaining provisions were released when various loans were settled. Higher taxation (€ 25 million compared to the second half of 2006) was caused by a revaluation of deferred tax liabilities at the end of 2006 due to a one-off positive impact of the changed statutory corporate tax rate (+€ 9 million), a lower amount of structured investment transactions and a higher gross operating profit due to the inclusion of SNS Property Finance.

Net premium income at REAAL Verzekeringen rose by € 104 million to € 1,017 million (+11.4%); regular life and non-life premiums contributed € 80 million, and single life premiums contributed € 24 million. Non-life premiums were higher in the first half due to a limited growth of the portfolio.
The result on investments for own account rose by € 42 million (+15.3%), in particular since in 2006 most of the sales results were realised in the first half.
At € 168 million, the result on investments for insurance contracts on behalf of policy holders fell € 57 million compared to the second half of 2006 as a result of rising interest rates, which caused value decreases and thus lower income from fixed-interest security investments on insurance contracts for policy holders. On balance, total income increased by € 97 million, and the income for own account increased by € 154 million.

Compared to the second half of 2006, total expenses at REAAL Verzekeringen rose by € 105 million, in particular due to the technical expenses on insurance contracts for own account (+€ 117 million). This also includes the higher technical expenses as a result of the January storm Kyrill. Staff costs, depreciation and amortisation of tangible and intangible fixed assets and other operating expenses in the first half of 2007 were virtually on par with the second half of 2006.

Balance sheet

SNS REAAL's balance sheet total grew by € 3.7 billion, from € 79.7 billion at year-end 2006 to € 83.4 billion at the end of June 2007. Investments for own account in the first half of 2007 increased by € 2.1 billion to € 12.7 billion, mainly as a result of an increase of € 1.5 billion at SNS Bank. At REAAL Verzekeringen, investments for own account increased by € 0.7 billion. The credit portfolio rose slightly, by € 1.6 billion.

On the liability side, SNS Bank showed a reduction of amounts due to credit institutions of € 3.4 billion, chiefly attributable to the accelerated full redemption of a facility with ABN AMRO N.V. in connection with the takeover of Bouwfonds Property Finance. Additionally, the total amount of debt certificates increased by € 4.0 billion, partly in order to fund the previously mentioned redeemed facility. In the past half year, the amount of savings grew by 9.3%, or € 1.3 billion.

Technical provisions at REAAL Verzekeringen increased by € 0.4 billion, and amounts due to credit institutions rose by € 0.7 billion, partly due to the expansion of structured investments transactions.

Group equity

SNS REAAL's group equity, compared to year-end 2006, grew by € 346 million to € 3.5 billion (+10.8%) in particular due to the share issue (€ 341 million net of costs recognised in the first half) and the net profit for the first half of 2007 of € 235 million. This was partly compensated by a decrease of € 179 million caused by the unrealised revaluation of investments and cash flow hedges in response to market developments and realisations, and a decrease of € 47 million on account of the distribution of the final dividend for 2006. The capital base increased by € 407 million to € 5.3 billion, while subordinated debts increased by € 58 million to € 1,424 million.

Shareholders' equity SNS REAAL



€ millions
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2003
2004
2005
2006
1st half year 2007
Retained earnings
Reserves
Share premium
Issued share capital

SNS Bank's capital base remained virtually unchanged at € 3.5 billion. The € 135 million net profit was distributed almost entirely (€ 130 million) to SNS REAAL as interim dividend. The subordinated debts increased by € 47 million. The unrealised revaluations of investments, conversely, were € 50 million lower as a result of the higher interest rates. The Tier 1 capital amounted to € 2.4 billion.

REAAL Verzekeringen's capital base decreased by € 56 million, amounting to € 1.4 billion (–3.9%) at the end of June 2007. The net profit of € 90 million for the first half was partly offset by an interim dividend of € 26 million, distributed to SNS REAAL, and a net decline of € 110 million in unrealised revaluations on investments for own account and cash flow hedges due to the interest hike.

The 'double leverage', expressing the ratio between the book value of the investments in associates and subsidiaries and SNS REAAL's shareholders' equity, temporarily declined from 107.8% at year-end 2006 to 94.7% at the end of June 2007 as the

income from the share issue has already been recognised in the figures, while the takeover of AXA Nederland has yet to be completed. At year-end 2007, the double leverage will rise again, after the takeover of AXA Nederland, but will remain below the target of less than 115%.

Solvency

The solvency of SNS Bank continued to be robust and saw a limited improvement. The Tier 1 ratio at the end of the first half of 2007 amounted to 8.3% (year-end 2006: 8.2%); the BIS ratio was 11.4% (year-end 2006: 11.2%) and the Core Capital ratio amounted to 6.6% (year-end 2006: recalculated 6.5%: as from 2007, in the calculation of the Core Capital, the value of the intangible fixed assets and the deferred sales results of the securitisation entities will be deducted).

The solvency of REAAL Verzekeringen was up slightly in both the Life and Non-life insurance operations. At Life, solvency increased to 241% and at Non-Life to 286%.

Solvency levels SNS Bank



%
13
12
11
10
9
8
7
6
5
2003
2004
2005
2006
1st half year 2007
BIS-Ratio
Tier 1-ratio
Core Capital-ratio
Financial target BIS-ratio (11.0%)
Financial target Tier 1-ratio (8.0%)
Financial target Core Capital-ratio (6.0%)

Solvency levels REAAL Verzekeringen



%
400
350
300
250
200
150
100
50
0
2003
2004
2005
2006
1st half year 2007
Non-Life
Life
Financial target Solvency Non-Life (200%)
Financial target Solvency Life (150%)

SNS Bank

In € millions	1st half year 2007	1st half year 2006	Change	2nd half year 2006	Change
Result					
Net interest income banking operations	377	272	38.6%	295	27.8%
Net commission and management fees	65	63	3.2%	57	14.0%
Result on investments	4	34	(88.2%)	33	(87.9%)
Result on derivatives and other financial instruments	(4)	17	--	(2)	(100.0%)
Other operating income	3	--	--	(1)	--
Total income	**445**	**386**	**15.3%**	**382**	**16.5%**
Value adjustments to financial instruments and other assets	9	15	(40.0%)	21	(57.1%)
Staff costs	154	137	12.4%	146	5.5%
Depreciation and amortisation of tangible and intangible fixed assets	17	13	30.8%	12	41.7%
Other operating expenses	96	81	18.5%	92	4.3%
Total expenses	**276**	**246**	**12.2%**	**271**	**1.8%**
Operating profit before taxation	**169**	**140**	**20.7%**	**111**	**52.3%**
Taxation	34	28	21.4%	9	277.8%
Net profit for the period	**135**	**112**	**20.5%**	**102**	**32.4%**
Net profit for the period Retail Banking	**91**	**112**	**(18.8%)**	**96**	**(5.2%)**
Net profit for the period Property Finance	**44**	**--**	**--**	**6**	**633.3%**
Risk weighted assets	28,663	20,075	42.8%	28,454	0.7%
Ratios					
Return on shareholders' equity	13.0%	15.1%		13.1%	
Efficiency ratio	60.0%	59.8%		65.4%	
BIS-ratio	11.4%	11.8%		11.2%	
Tier 1-ratio	8.3%	8.6%		8.2%	
Core Capital ratio	6.6%	6.5%		6.5%	

Highlights

- *Net profit up 20.5% to € 135 million.*
- *SNS Property Finance's contribution to this increase was € 44 million.*
- *Net interest income rose, excluding SNS Property Finance, by 6.3% in the first half of 2007.*
- *Net commission and management fees increase to € 65 million (+ 16.1%).*
- *Return on shareholders' equity 13.0%, capital ratios strong as ever.*
- *Efficiency ratio (60.0%) sharply down compared to second half 2006.*
- *Operating costs flat.*
- *Impairments sharply lower compared to both first and second half of 2006.*

Result

SNS Bank's net profit in the first half rose by € 23 million (+ 20.5%) compared to the first half of 2006. SNS Property Finance contributed € 44 milion to this increase.

Excluding the effect of purchase price allocation and higher financing costs, SNS Property Finance posted a net profit of € 51 million, i.e. an increase of 10.9% compared to a pro forma net profit for the first half 2006 (€ 46 million). The increase was supported by the growth of the credit portfolio of 9.1%. Total income was stable in which an increase of regular income was compensated by lower commission fees. Operating costs remained stable. Value adjustments to financial instruments and other assets were positively

Pro-forma-figures SNS Property Finance

In € millions	First half 2007	Pro-forma first half 2006	Change
Total income	99	99	0.0%
Value adjustments to financial instruments and other assets	(1)	4	--
Operating expenses	31	29	6.9%
Operating profit before taxation	**69**	**66**	**4.5%**
Taxation	18	20	(10.0%)
Profit for the period (before PPA)	**51**	**46**	**10.9%**
Effect purchase price allocation IFRS and financing costs[1]	7	6[2]	16.7%
Net profit for the period (after PPA)	**44**	**40**	**10.0%**

[1]) This effect is under IFRS allocated to different categories in the income statement
[2]) Is an estimate

affected by a release of provisions on some specific projects. Net profit was also positively affected by a lower effective tax rate of 26%. Taking into account the effect of amortisation of intangible assets as a result of purchase price allocation under IFRS and higher financing costs, the net profit for the first half of 2007 amounted to € 44 million. An approximate comparison with the first half 2006 would lead to an adjustment of the pro forma net profit of approximately € 6 million, i.e. result in a pro forma net profit of € 40 million. In other words an increase of the net profit in the first half 2007 of 10.0%.

Net profit SNS Bank



€ millions
150
100
50
0
2005
2006
2007
Net profit 1st halfyear SNS Bank
Net profit 2nd halfyear SNS Bank

Total income increased from € 386 million in the first half of 2006 to € 445 million (+ 15.3%) in the first half of 2007. The higher net interest income and higher net commissions of SNS Retail Banking and the contribution made by SNS Property Finance amply compensated the lower results on investments and derivatives and other financial instruments.

Total income increased from € 246 million in the first half of 2006 to € 276 million (+ 12.2%) in the first half of 2007. This increase was fully attributable to the consolidation of SNS Property Finance. Total expenditure of SNS Property Finance amounted to € 29 million. Total expenditure of retail banking remained virtually unchanged.

Efficiency ratio SNS Bank



%
70
68
66
64
62
60
58
56
54
52
2002
2003
2004
2005
1st half year 2007
Efficiency ratio SNS Bank

The efficiency ratio came to 60.0%, marginally higher than in the first half of 2006 (59.8%), but sharply lower than in the second half of 2006 (65.4%).

The return on shareholders' equity (ROE) for the first half of 2007 amounted to 13.0%, which was 2.1% less than the first half of 2006, but on par with the second half of 2006 (13.1%).

Composition of income SNS Bank

The consolidation of SNS Property Finance, an improved net interest income and a sharply lower result on investments and derivatives and other financial instruments enhanced the quality of income. The diversification in the net interest income improved due to faster growth of the net interest income on savings products and the SME mortgages, the acquisition of SNS Property Finance, while net interest

income in the mortgage business decreased. In retail banking, the share of commissions in total income grew from 16.3% to 18.0%.

Composition of income SNS Bank



€ millions
500
400
300
200
100
0
1st half year 2006
2nd half year 2006
1st half year 2007
Other income
Net commission and management fees
Net income banking operations

Net interest income

Net interest income rose by € 105 million (38.6%) compared to the same period last year. This can be attributed to SNS Retail Banking (+€ 17 million) and the consolidation of SNS Property Finance (€ 88 million).

The increase of the net interest income of SNS Retail Banking (+€ 17 million) was mainly due to an increase of the commercial interest income and a strongly improved ALM result. The rise of the commercial interest income was generated by higher volumes of virtually all product groups and improved margins on savings products and the corporate property portfolio. This growth was partially offset by shrinking margins in the mortgage business. The ongoing fierce competition in the mortgage market continued to cause low margins, resulting in decreasing interest income.

The increase of net interest income in retail banking was realized while penalty interest income lowered by € 21 million (−58.3%). This was caused by a decrease of the volume of early redemptions on the back of the interest rate hikes, which further dried up the mortgage refinancing market. This trend had already set in in 2006. Also, penalty interest income declined as the spread between client interest rates and market interest rates tightened. Compared to the second half of 2006, the decline was € 3 million. The penalty interest in the first half of 2007 amounted to € 14 million.

Interest rates rose across the entire curve since year-end 2006. In the first half of 2007 the yield curve became somewhat steeper, but continues to be relatively flat. During 2007, the interest rate position was reduced further, bringing down SNS Bank's exposure to future interest rate hikes. The adjustment of the interest rate position, the interest rate hike and the slightly steeper yield curve led to an improvement of the ALM results compared to the same period last year.

In the highly competitive mortgage market, SNS Bank strove for a healthy balance between margins and volume. This pushed the market share down from 8.0% to 6.7%. SNS Budget Mortgage, chosen as 'Best European mortgage product of 2007', provided over half of the new mortgage production. In the existing mortgage portfolio, retention improved in the first half of 2007. SNS Bank's mortgage portfolio remained stable at € 42.1 billion.

The new inflow of SME mortgages amounted to € 0.3 billion. The SME credit portfolio amounted to € 2.9 billion at the end of June 2007. The SNS Property Finance's credit portfolio amounted to € 9.6 billion as at the end of June 2007. The transfer of the current corporate property portfolio from retail banking to SNS Property Finance will be completed in the second half of the year.

The savings market share grew from 6.3% to 6.5%. SNS Bank's total savings portfolio increased by € 1.3 billion to € 15.0 billion (+9.3%). ASN Bank showed handsome growth in both volume and number of clients. In the first half of 2007, the number of clients increased by 7.5% (24,000 new clients).

Net commission and management fees

Excluding the management fees of SNS Asset Management, which was transferred to SNS REAAL as per 1 July 2006, growth of net commissions and management fees amounted to € 9 million (+16.1%). This increase occurred in all commission-related activities. Net commissions and management fees, including the management fees of SNS Asset Management, increased by € 2 million to € 65 million (+3.2%) compared to the same period in 2006.

Growth in securities commissions was mostly driven by the activities of SNS Fundcoach. The market value of SNS Fundcoach's assets under management increased by

Interest income SNS Bank

In € millions	1st half year 2007	1st half year 2006	Change	2nd half year 2006	Change
Result					
SNS Retail Banking	289	272	6.3%	279	3.6%
SNS Property Finance	88	--	--	16	450.0%
Total interest income SNS Bank	**377**	**272**	**38.6%**	**295**	**27.8%**

€ 143 million from € 589 million at year-end 2006 to € 732 million at the end of June 2007 (+ 24.3%). In addition, the number of opened accounts as well as the number of active clients grew in the first half of 2007; SNS Fundcoach's associated fees increased accordingly. Additionally, the management fees of the SNS and ASN funds rose compared to the first half of 2006. SNS Securities, too, showed an increase, mainly generated by the favourable developments of the activities of Van der Hoop, acquired in 2006.

Result on investments

The result on investments fell sharply, from € 34 million in the first half of 2006 to € 4 million in the first half of 2007. Based on the positive revaluations and our interest rate projections, realisations were made in 2006 by means of bond divestments. In the first and second half of 2006, this generated income of € 25 million and € 24 million respectively. In the first half of 2007, only limited sales results were realised. In view of the size of the revaluation reserve at the end of June and the interest rate environment, the results on investments, as indicated before, will be substantially lower in the future.

Results on derivatives and other financial instruments

Income from derivatives and other financial instruments fell by € 21 million from € 17 million at the end of June 2006 to – € 4 million at the end of June 2007. The short-term interest rate hike caused negative fair value changes in our derivatives, which had been bought in order to hedge the interest rate exposure in relation to the overall credit portfolio. These negative fair value movements were largely mitigated by applying hedge accounting. To the extent this is not the case, they are accounted for directly in the income statement.

Impairments on financial instruments and other assets

Impairments on financial instruments and other assets fell by € 6 million from € 15 million at the end of June 2006 to € 9 million at the end of June 2007 (– 40.0%). The lower addition for retail mortgages is explained by a lower number of forced property sales, with associated lower shortfalls on foreclosures per item. In addition, last year the provisioning policy was tightened, resulting in a higher addition in 2006. There was a markedly lower inflow of loans to the SME sector, in particular due to the improving economic environment and to the release of a number of remaining provisions in respect of the settlement of various loans.
On balance, SNS Property Finance realised a release of € 1 million, which is markedly below the normal level of risk costs for this activity. Given the fact that SNS Property Finance also has positions abroad, it is to be expected that the impairments will soon be moving to normal levels.

Staff costs

Staff costs rose by € 17 million, from € 137 million to € 154 million (+12.4%). Most of this rise is attributable to the consolidation of SNS Property Finance (€ 17 million). The total number of FTEs at retail banking fell by approximately 200, compared to the end of June 2006, reducing fixed staff costs. Total staff costs increased, as more temporary staff were hired for the realisation of projects related to legislation and regulations (implementation of Basel II), efficiency and integration.

Depreciation of tangible assets and amortisation of intangible assets

Depreciation of tangible fixed assets and amortisation of intangible fixed assets increased by € 4 million (+ 30.8%) compared to the first half of 2006, in particular due to backlog depreciation on a number of discontinued branch offices, and the financial consolidation of SNS Property Finance.

Other operating expenses

Other operating expenses rose by € 15 milion (+ 18.5%) compared to the first half of 2006. Here, too, the consolidation of SNS Property Finance was the main cause (€ 12 million). In addition, the costs of external advisers were higher due to the acquisition of Regio Bank and the integration of SNS Property Finance.

REAAL Verzekeringen

In € millions	1st half year 2007	1st half year 2006	Change	2nd half year 2006	Change
Result					
Premium income	1,046	1,074	(2.6%)	934	12.0%
Reinsurance premium	29	27	7.4%	21	38.1%
Net premium income	**1,017**	**1,047**	**(2.9%)**	**913**	**11.4%**
Share in the result of associates	2	1	100.0%	--	--
Net commission and management fees	29	27	7.4%	29	0.0%
Result on investments	316	302	4.6%	274	15.3%
Result on investments for insurance contracts on behalf of policyholders	168	(10)	--	225	(25.3%)
Results on derivatives and other financial instruments	(5)	(3)	(66.7%)	(6)	16.7%
Other operating income	8	1	700.0%	3	166.7%
Total income	**1,535**	**1,365**	**12.5%**	**1,438**	**6.7%**
Technical expenses on insurance contracts	759	751	1.1%	642	18.2%
Technical expenses on insurance contracts on behalf of policyholders	386	236	63.6%	427	(9.6%)
Technical expenses on insurance contracts	**1,145**	**987**	**16.0%**	**1,069**	**7.1%**
Acquisition costs for insurance operations	132	122	8.2%	118	11.9%
Value adjustments to financial instruments and other assets	2	--	--	(2)	--
Staff costs	73	77	(5.2%)	73	0.0%
Depreciation and amortisation of tangible and intangible fixed assets	8	7	14.3%	9	(11.1%)
Other operating expenses	36	37	(2.7%)	39	(7.7%)
Other interest expenses	27	22	22.7%	12	125.0%
Total expenses	**1,423**	**1,252**	**13.7%**	**1,318**	**8.0%**
Operating profit before taxation	112	113	(0.9%)	120	(6.7%)
Taxation	21	35	(40.0%)	28	(25.0%)
Third party interests	1	--	--	--	--
Net profit for the period	**90**	**78**	**15.4%**	**92**	**(2.2%)**
Ratios					
Return on shareholders' equity	14.2%	13.3%		15.4%	
Operating cost/premium ratio	12.4%	13.1%		14.6%	
Solvency Life operations	241%	215%		236%	
Solvency Non-Life operations	286%	261%		279%	
New annual premium equivalent Life *(in € millions)*	84	103		93	
Value New Business *(in € millions)*					
Combined ratio Non-Life operations	109.0%	99.7%		98.1%	
Claims ratio	66.4%	57.0%		56.9%	

Highlights

- *Net profit up 15.4%.*
- *Value New Business Life Insurance amounts to € 8 million.*
- *Regular life insurance premiums increase to € 503 million (+ 5.7%).*
- *January's Kyrill storm leads to net loss for non-life insurance operations of € 4 million.*
- *Return on shareholder's equity rises to 14.2%.*
- *Operating cost/premium ratio improves to 12.4%.*

Result

REAAL Verzekeringen's net profit rose by 15.4% to € 90 million compared to the first half of 2006. In addition to higher investment income, this positive profit development was also driven by a steadily growing life insurance portfolio. The robust growth was mitigated by a non-recurring negative

Net profit REAAL Verzekeringen


€ millions
100
75
50
25
0
2005
2006
2007
Net profit 1st half year REAAL Verzekeringen
Net profit 2nd half year REAAL Verzekeringen

result in the non-life insurance operations due to the damage caused by the storm, Kyrill, in January 2007. Operating costs remained virtually stable, and the effective tax rate was lower.

Income

The total income of REAAL Verzekeringen increased from € 1,365 million to € 1,535 million (+12.5%).
Net income from regular life premiums grew by € 27 million to € 503 million (+5.7%). This increase was entirely generated by organic growth. Single life premiums fell by € 59 million to € 305 million (−16.2%), but were up € 24 million (+8.5%) compared to the second half of 2006.

Composition of income REAAL Verzekeringen


€ millions
1,600
1,400
1,200
1,000
800
600
400
200
0
1st half year 2006
2nd half year 2006
1st half year 2007
Other income
Result on investments
Net premium income

Non-life premium income rose by 2.7%, to € 232 million. The net premium development in 2007 was negatively impacted (€ 4 million) by higher reinsurance premiums due to a number of large claim events.

The result on investments for own account rose by € 14 million (+4.6%) compared to the first half of 2006. This positive development was caused inter alia by the stock option portfolio, where the underlying markets showed a better performance than last year. Additionally, in the first half of 2007, € 54 million was realised in sales results on the equity and bond portfolio, 10% less than in the first half of 2006 (€ 60 million).

The revenues generated by investments for insurance contracts on behalf of policy holders were € 178 million higher than in the first half of 2006, mainly driven by the better performance of the stock markets. Value adjustments to investments for insurance contracts on behalf of policy holders are recognised directly in the income statement. The revenues on investments for insurance contracts on behalf of policy holders came out lower than in the second half of 2006 because of the rising interest rates, which decreased the value of fixed-income security investments for insurance contracts on behalf of policy holders.

Composition of net premium income REAAL Verzekeringen 1st half year 2006


5%
6%
1%
8%
6%
74%
Life individual
Life collective
Non-life motor vehicles
Non-life accident and health
Non-life fire
Non-life other

Composition of net premium income REAAL Verzekeringen 1st half year 2007


5%
6%
1%
8%
6%
74%
Life individual
Life collective
Non-life motor vehicles
Non-life accident and health
Non-life fire
Non-life other

Expenses

REAAL Verzekeringen's total expenses rose by € 171 million, mainly due to an addition to the technical provision of € 158 million and acquisition costs that were up by € 10 million. The addition to the technical provision is almost entirely related to the increased value of the investments for insurance contracts on behalf of the policy holders.

Staff costs, depreciation and amortisation expenses, as well as other operating expenses were virtually on par with both the first half and second half of 2006.

Operating cost/premium ratio

The operating cost/premium ratio improved by 0.7 percentage points to 12.4% due to strict cost control.

Results REAAL Verzekeringen Life

Net profit

The net profit posted by the life insurance operations was up 36.2% from € 69 million to € 94 million, mainly due to the increased regular premiums (+5.7%), higher investment income (+4.8%, stable operating costs and a lower effective tax rate.

Income

Net regular premium income increased by € 27 million to € 503 million (+5.7%), entirely driven by organic portfolio growth. Compared to the second half of 2006, the net regular premium income was higher, because of the net premiums of the pension business, which are mainly recognised in the first half of the financial year.

Regular life premiums


€ millions
600
500
400
300
200
100
0
2005
2006
2007
Regular life premiums 1st half year
Regular life premiums 2nd halfyear

Compared to the first half of 2006, single life premiums fell by € 59 million to € 305 million (–16.2%). Compared to the second half of 2006, however, single life premiums rose by € 24 million (+8.5%). Both developments are especially visible in the Immediate Annuities product group. This product group continued to face fierce price competition during the first half of 2007. During the first half, prices were lower, which brought our market share up once more.

Results REAAL Verzekeringen Life

In € millions	1st half year 2007	1st half year 2006	Change	2nd half year 2006	Change
Result					
Regular life premiums	503	476	5.7%	426	18.1%
Single life premiums	305	364	(16.2%)	281	8.5%
Net premium income	**808**	**840**	**(3.8%)**	**707**	**14.3%**
Result on investments	303	289	4.8%	260	16.5%
Result on investments for insurance contracts on behalf of policyholders	168	(10)	--	225	(25.3%)
Results on derivatives and other financial instruments	(5)	(3)	(66.7%)	(6)	16.7%
Other operating income	29	22	31.8%	25	16.0%
Total income	**1,303**	**1,138**	**14.5%**	**1,211**	**7.6%**
Technical expenses on insurance contracts	1,006	869	15.8%	952	5.7%
Acquisition costs for insurance operations	78	69	13.0%	66	18.2%
Staff costs	48	56	(14.3%)	48	0.0%
Other operating expenses	54	44	22.7%	42	28.6%
Total expenses	**1,186**	**1,038**	**14.3%**	**1,108**	**7.0%**
Operating profit before taxation	**117**	**100**	**17.0%**	**103**	**13.6%**
Taxation	22	31	(29.0%)	23	(4.3%)
Third party interests	1	--	--	--	--
Net profit for the period	**94**	**69**	**36.2%**	**80**	**17.5%**

The result on investments for own account was €14 million (+4.6%) higher than in the first half of 2006. The stock option portfolio contributed to this increase. This concerns both options that expanded the equity exposure in 2006 and options reducing the exposure (early 2007). 40% of the equity exposure has been hedged against value decreases.

Other operating income increased by €7 million to €29 million (+31.8%). This increase was caused by surrender fees received at the termination of a partnership and a portfolio.

New annual premium equivalent and market shares

The new annual premium equivalent – calculated on the basis of EEV standards as from the second half of 2006 – fell €9 million to €84 million (–9.7%). This decline mainly related to individual traditional insurance.

The regular premium Life market (individual and semi-group) shrank by 21% in the first half of 2007. REAAL Verzekeringen's market share with regard to these regular premiums (new production) amounted to 14.5%. Compared to the 2006 year-end this is a decrease of 0.2 percentage points, but compared to the end of the first half of 2006 it represents a market share increase of 1.5 percentage points. The relatively strong decline of the market predominantly related to individual investment insurance.

In individual single premiums, our market share amounts to 7.6%, which is virtually on par with the market share at the end of June 2006 (7.7%) and at the 2006 year-end (7.3%). A strong recovery of our position in the second quarter managed to compensate for a large part of the loss of market share incurred in the first quarter. In the first half the market shrank by 13.7% compared to the same period in 2006.

For the first half of 2007, the value of new business amounted to €8 million (for 2006 as a whole: €20 million). The VNB was under pressure from the aforementioned shrinking markets for regular premiums and individual single premiums, as well as from tightening rates on the market for Immediate Annuities.

Expenses

Total expenses of the life insurance operations rose by €148 million to €1,186 million (+14.3%). The rise in expenses mostly concerned the technical expenses on insurance contracts (€137 million) resulting from the development of net premium income and the result on investments for insurance contracts on behalf of policy holders.

Acquisition costs for insurance operations increased by €9 million to €78 million (+13.0%). When new products based on regular premium payments are sold, the non-recurring acquisition costs are capitalised and amortised. In terms of duration and size, this amortisation period is fully geared to the rate structure. Acquisition costs increased in the past few years due to strong production growth.
Other expenses increased due to higher interest expenses, relating inter alia to the increase of the financing requirement.

Results REAAL Verzekeringen Non-Life

Net profit

Non-life net profit fell compared to the first half of 2006, by €13 million to €4 million negative. The main reason for this lower result is the higher claims expense due to the Kyrill storm of January 2007. The claims ratio consequently increased by 9.4 percentage points to 66.4%. For the same reason, the combined ratio came to 109.0% (2006: 99.7%).

Net profit was €16 million lower compared to the second half of 2006, likewise mainly as a result of higher technical expenses due to the Kyrill storm.

Income

At €232 million (+2.7%), non-life premium income was slightly higher than in the first half of 2006. The net premium development in 2007 (€4 million) was negatively impacted by higher reinsurance premiums due to a number of large claim events.

Non-life premiums increased by 4.5% compared to the second half of 2006. The higher reinsurance premium levelled out this rise in the net premium income.

The result on investments was similar to the results of the previous two six-month periods. The asset mix was changed early in 2007 from 'bonds only' to bonds in combination with a small proportion of equity. No sales results were realised here.

The increase of other operating income (€3 million) was caused by the management fee received by the underwriting agents business.

Expenses

Compared to the first half of 2006, total expenses of the non-life insurance operations rose by €23 million to €237 million (+10.7%). The €21 million rise in technical expenses on insurance contracts was largely generated by the Kyrill storm (€17 million gross) and by a higher number of large claim events compared to the first half of 2006. Finally, the acquisition costs of insurance operations came out €1 million higher due to higher gross premiums.

Results REAAL Verzekeringen Non-Life

In € millions	1st half year 2007	1st half year 2006	Change	2nd half year 2006	Change
Result					
Non-Life premiums	232	226	2.7%	222	4.5%
Reinsurance premium	23	19	21.1%	16	43.8%
Net premium income	**209**	**207**	**1.0%**	**206**	**1.5%**
Result on investments	13	13	0.0%	14	(7.1%)
Other operating income	10	7	42.9%	7	42.9%
Total income	**232**	**227**	**2.2%**	**227**	**2.2%**
Technical expenses on insurance contracts	139	118	17.8%	117	18.8%
Acquisition costs for insurance operations	54	53	1.9%	52	3.8%
Staff costs	25	21	19.0%	25	0.0%
Other operating expenses	19	22	(13.6%)	16	18.8%
Total expenses	**237**	**214**	**10.7%**	**210**	**12.9%**
Operating profit before taxation	(5)	13	--	17	--
Taxation	(1)	4	--	5	--
Net profit for the period	**(4)**	**9**	**--**	**12**	**--**

Compared to the second half of 2006, total expenses rose by € 27 million, mainly driven by higher technical expenses on insurance contracts.

Compared to the first half of 2006, the claims ratio rose by 9.4 percentage points to 66.4%. This increase, attributable to the Kyrill storm, is mainly visible in the Fire segment. The increase of the claims ratio at Motor Vehicles can be partly attributed to Kyrill, and partly to a decrease in premium income. The other segments show a favourable development of the claims ratio. Excluding Kyrill, the claims ratio increased by 1.2 percentage points to 58.2% (2006: 57.0%); the combined ratio was 100.8% (2006: 99.7%).

Healthy balance between risk and return

By taking proactive steps in the field of risk management to address market developments and the AXA Nederland acquisition, the low risk profile of SNS REAAL was maintained in the first half of 2007 and the balance between risk and return improved slightly.

Key developments

- In view of the expected rise of the interest rate, SNS Bank's interest rate position was reduced as of year-end 2006.
- 40% of the total share portfolio (€1.6 billion) of REAAL Verzekeringen has been hedged against downside risk.
- REAAL Verzekeringen has hedged 50% of the guarantee risk in the company profit sharing portfolio.
- The equity risk of the equity portfolios of AXA Nederland, Winterthur and DBV that are yet to be acquired is hedged in July 2007 against a price drop of more than 10%.
- In the run-up to the intended acquisition of AXA Nederland, the capital structure of REAAL Verzekeringen has been made more efficient.
- In early July 2007, in addition to a successful share issue by SNS REAAL of €350 million, a hybrid Tier 1 transaction of €350 million was issued with equal success. €250 million will be transferred from SNS REAAL to REAAL Verzekeringen, and €100 million to SNS Bank.
- The financing of the acquisition of AXA Nederland has been completed.
- SNS Bank's risk profile has remained low, which is expressed in lower loan write-offs.

Economic capital[1]

The required economic capital for SNS Bank and REAAL Verzekeringen decreased in the first quarter of 2007. The main reason for this decrease is the decline of the interest rate position, both at SNS Bank and at REAAL Verzekeringen. SNS Bank's economic capital saw a slight decrease to €1.1 billion, while REAAL Verzekeringen's economic capital declined from €0.9 billion to €0.8 billion. The chart below compares the required economic capital with the required and requisite regulatory capital. The current regulatory capital is presented exclusive of the income from the share issue in connection with the acquisition of AXA Nederland.

Market risk

SNS Bank's bank book

The duration of equity is the primary indicator of the bank's interest rate exposure. This indicator has a range of 0 to 8. In the review of the risk limits, SNS REAAL's ALM Committee adjusted the lower limit from 3 to 0. The duration in the past half year was moved to just above 0 due to the interest rates' rising trend. At year-end 2006 the duration was 3.9, compared to 1.1 at the end of June 2007.

Comparison capital SNS REAAL



€ millions
5,000
4,000
3,000
2,000
1,000
0
SNS Bank
REAAL Verzekeringen
SNS REAAL
Available regulatory capital (non core)
Available regulatory capital (core)
Required regulatory capital (internal)
Required regulatory capital (minimum)
Required economic capital

The value-at-risk (99% reliability on an annual basis) in the first half of 2007 amounted to an average of 5.1% of the fair value of equity. The earnings-at-risk (99% reliability on an annual basis) on average amounted to €40 million during the first half of 2007 (with a maximum of €45 million).

SNS Bank's trading book

As in 2006, SNS Bank's trading book made little use of the limits in the first half of 2007. The overall limit in terms of value-at-risk (99% on a daily basis) for the trading book was only €4.1 million, reflecting the low risk profile of this activity.

REAAL Verzekeringen

The REAAL Verzekeringen asset mix for investments for own account was revised slightly in the first half of 2007. In January, an additional hedge was purchased for the equity position. 40% of REAAL Verzekeringen's shares for own account and risk have now been hedged. Also, 50% of the guarantee risk in the company profit share portfolio has been hedged. The chart below shows the composition of the asset mix as at the end of June 2007. The total portfolio for own account and risk was €9.7 billion.

[1]) The economic capital is based on the figures at the end of the first quarter 2007..

Investment mix REAAL Verzekeringen for own account


8%
5%
18%
69%

- Fixed income securities
- Equities and options
- Investment property
- Other

Credit risk

The total bond portfolio is € 5.6 billion of which € 4.7 billion (approximately 84%) is rated AA or higher.

Retail mortgage loans

The development of both risk indicators – the probability of default (PD) and the loss given default (LGD) – indicates that the quality of the credit risk is stable. The default rate[1] in the first half of 2007 remained stable at 0.6%. In the first half, write-offs on mortgages amounted to € 11 million (0.03% of the portfolio), which was in line with the loss level at year end 2006. Loan to value decreased from 69% to 68%.

The total provision for bad debts was down by € 9 million to € 201 million. The provision for bad debts versus the risk-weighted assets of SNS Bank fell from 0.74% at year-end 2006 to 0.70% at the end of June 2007.

Property finance

On average, the contamination rate, an indicator of the risk quality of the portfolio, remained stable in the first half of 2007. At the end of June 2007, SNS Property Finance had a contamination rate of 1.1% (year-end 2006: 1.2%).

Technical provision insurance operations - REAAL Verzekeringen

Compared to the situation at the end of 2006, the distribution of the technical provision insurance operations excluding interest rate rebates has hardly changed. This has to do with the largely long-term nature of the provisions of the life insurer.

Gross provision Life 1st half-year 2007


5%
10%
25%
60%

- Individual life insurance in money
- Individual life insurance in investment units
- Group insurance in money
- Group insurance in investment units

The distribution of the gross provision for claims likewise hardly changed since year-end 2006. The majority of the insured claims due to the Kyrill storm in January had been paid by 30 June 2007. The size of outstanding obligations in

Provision development for expected losses on loans SNS Bank (consolidated)

In € millions	Mortgages		Property Finance		Other		Total	
	Specific	IBNR	Specific	IBNR	Specific	IBNR	1st half-year 2007	2006
Balance as at the beginning of the period	**54**	**5**	**46**	**5**	**83**	**17**	**210**	**167**
Acquisitions	--	--	--	--	--	--	--	48
Usage	(11)	--	(1)	--	(10)	--	(22)	(43)
Additions	25	(1)	3	--	18	--	45	95
Releases	(15)	--	(5)	--	(13)	(3)	(36)	(59)
Other changes	--	--	4	--	--	--	4	2
Balance as at the end of the period	**53**	**4**	**47**	**5**	**78**	**14**	**201**	**210**

[1]) The default rate in the mortgage portfolio is the number of customers with payment arrears of more than 3 months divided by the total number of customers

connection with the storm is limited and does not impact on the distribution of the provision for claims across the segments.

In the first half of 2007 several improvements were made to REAAL Schadeverzekeringen's provisioning policy.

Adequacy of technical provisions

The adequacy of the technical provisions for insurance contracts is periodically tested. The adequacy test was carried out in accordance with IFRS valuation principles as per 30 June 2007 and at year-end 2006. For the first half of 2007, the adequacy increased on the back of the rising interest rates. The results of the non-life adequacy tests also show that the claims provision is adequate.

Gross provision Non-life 1st half year 2007



2%
2%
14%
14%
10%
21%
37%
Accident and health
Fire
Marine
Motor vehicles
Disability insurance products
Liabilities
Other

Profile of SNS REAAL

SNS REAAL is an innovative service provider in the banking and insurance sector with a focus on the Dutch retail market and on small and medium-sized enterprises. The offering covers three core product groups: mortgages and property finance, asset growth (i.e. savings and investments), and insurance.

With a balance sheet total of €83 billion, SNS REAAL is one of the larger bancassurance companies in the Netherlands. SNS REAAL has a long history of close commitment to Dutch society. The organisation and the way in which its 5,604 (FTEs) employees as at the end of June 2007 operate (year end 2006 5,776 FTEs) are characterised by social involvement and a keen eye for new developments.

As a bank and insurer, SNS REAAL holds a distinct position in its market by quickly and effectively translating client needs into accessible and transparent products. In-depth knowledge of products and efficiently designed processes lead to effective standardisations and combination options within product and client groups. SNS REAAL is a strong and flexible organisation that, through its core brands SNS Bank and REAAL Verzekeringen and specialised sales labels, enjoys strong positions in the Dutch market.

Activities

SNS Bank sells its housing and commercial mortgages, savings, investment and insurance products through its own branch offices, independent intermediaries, the internet and by telemarketing. The investment products range from do-it-yourself to advisory products and asset management.

With SNS Property Finance, SNS REAAL is one of the major financiers of property investments and projects in the Netherlands. SNS Property Finance is also active internationally.

REAAL Verzekeringen works almost exclusively through independent intermediaries to sell life insurance, including unit-linked policies and pensions, and non-life insurance, for example for home cover, mobility and disability insurance. Only its subsidiary Proteq sells non-life insurance to the consumer directly via the internet.

SNS Asset Management manages the investment funds of SNS Bank and ASN Bank, the investments of REAAL Verzekeringen and SNS REAAL Pension Fund as well as assets for institutional investors. SNS Asset Management also performs specialised investment research in the field of corporate social responsibility.

Listing

The SNS REAAL share is listed on Euronext Amsterdam. Since 2 March 2007, the SNS REAAL share has been included in the Amsterdam Mid Cap Index. At the end of 2007, the market capitalisation amounted to €4.3 billion.

Annexes: financial summaries

Balance sheet

In € millions	SNS Bank		REAAL Verzekeringen		Group activities		Elimination		Total	
	June 2007	Dec. 2006	June 2007	Dec. 2006	June 2007	Dec. 2006	June 2007	Dec. 2006	June 2007	Dec. 2006
Assets										
Goodwill and other intangible fixed assets	186	214	696	669	--	--	--	--	882	883
Tangible fixed assets	155	163	75	81	--	--	79	76	309	320
Investment in associates	79	34	69	69	11	39	(2)	(3)	157	139
Subsidiaries	--	--	--	--	3,303	3,401	(3,303)	(3,401)	--	--
Investment property	5	6	221	205	--	--	(79)	(76)	147	135
Investments	3,491	2,038	9,741	9,064	140	198	(694)	(674)	12,678	10,626
Investments for insurance contracts on behalf of policyholders	--	--	4,079	3,955	--	--	--	--	4,079	3,955
Derivatives	1,191	804	35	137	2	2	--	--	1,228	943
Deferred tax assets	47	39	41	20	8	7	--	--	96	66
Reinsurance contracts	--	--	341	338	--	--	--	--	341	338
Loans and advances to customers	56,964	56,248	678	757	94	561	(922)	(866)	56,814	56,700
Loans and advances to credit institutions	4,499	3,607	210	162	100	100	(100)	(100)	4,709	3,769
Corporate tax	107	106	46	36	103	108	--	--	256	250
Other assets	438	436	168	400	92	39	(35)	(217)	663	658
Cash and cash equivalents	701	687	988	698	1,314	415	(1,969)	(840)	1,034	960
Total activa	**67,863**	**64,382**	**17,388**	**16,591**	**5,167**	**4,870**	**(7,025)**	**(6,101)**	**83,393**	**79,742**
Equity and liability										
Equity attributable to shareholders	2,053	2,097	1,250	1,304	3,545	3,200	(3,303)	(3,401)	3,545	3,200
Third-party interests	--	--	4	3	--	--	(3)	(3)	1	--
Group equity	2,053	2,097	1,254	1,307	3,545	3,200	(3,306)	(3,404)	3,545	3,200
Participation certificates and subordinated debts	1,495	1,448	117	120	292	299	(182)	(203)	1,722	1,664
Debt certificates	34,792	30,841	--	--	417	418	--	--	35,209	31,259
Technical provision, insurance operations	--	--	13,666	13,313	--	--	(30)	(30)	13,635	13,283
Provision for employee benefits	--	--	17	18	20	20	30	30	67	68
Other provisions	22	24	4	4	1	1	--	--	27	29
Derivatives	845	682	27	4	6	6	--	--	878	692
Deferred tax liabilities	103	97	125	146	--	--	--	--	223	243
Savings	14,955	13,678	--	--	--	--	--	--	14,955	13,678
Other amount due to customers	8,458	7,019	454	402	380	611	(2,376)	(1,553)	6,916	6,479
Amounts due to credit institutions	3,862	7,299	1,369	663	468	246	(1,075)	(674)	4,624	7,534
Corporate tax	11	7	12	6	--	--	--	--	23	13
Other liabilities	1,267	1,190	343	608	38	69	(86)	(267)	1,562	1,600
Total equity and liabilities	**67,863**	**64,382**	**17,388**	**16,591**	**5,167**	**4,870**	**(7,025)**	**(6,101)**	**83,393**	**79,742**

Income statement

In € millions	SNS Bank		REAAL Verzekeringen		Group activities		Elimination		Total	
	1st hy 2007	1st hy 2006	1st hy 2007	1st hy 2006	1st hy 2007	1st hy 2006	1st hy 2007	1st hy 2006	1st hy 2007	1st hy 2006
Income										
Interest income banking operations third parties	1,562	1,063	--	--	--	--	--	--	1,562	1,063
Interest income banking operations group companies			--	--	--	--	--	--	--	--
Interest expense banking operations operations third parties	1,169	778	--	--	--	--	--	--	1,169	778
Interest expense banking operations group parties	16	13	--	--	--	--	(16)	(13)	--	--
Net interest income banking operations	377	272	--	--	--	--	16	13	393	285
Premium income	--	--	1,046	1,074	--	--	--	--	1,046	1,074
Reinsurance premium	--	--	29	27	--	--	--	--	29	27
Net premium income	--	--	1,017	1,047	--	--	--	--	1,017	1,047
Commission and management fees receivable from third parties	67	67	25	27	1	--	--	--	93	94
Commission and management fees receivable from group companies	14	12	4	--	13	--	(31)	(12)	--	--
Commission and management fees receivable due to third parties	6	16	--	--	1	--	--	--	7	16
Commission and management fees receivable due to group companies	10		--	--	--	--	(10)	--	--	--
Net commission and management fees	65	63	29	27	13	--	(21)	(12)	86	78
Share in the result of associates	--	--	2	1	236	196	(225)	(188)	13	9
Result on investments	4	34	316	302	41	24	(24)	(27)	337	333
Result on investments for insurance contracts on behalf of policyholders	--	--	168	(10)	--	--	--	--	168	(10)
Results on derivatives and other financial instruments	(4)	17	(5)	(3)	--	--	--	--	(9)	14
Other operating income	3	--	8	1	--	--	--	--	11	1
Total income	**445**	**386**	**1,535**	**1,365**	**290**	**220**	**(254)**	**(214)**	**2,016**	**1,757**
Expenses										
Technical expenses on insurance contracts	--	--	759	751	--	--	--	--	759	751
Technical expenses on insurance contracts on behalf of policyholders	--	--	386	236	--	--	--	--	386	236
Acquisition costs for insurance operations	--	--	132	122	--	--	(12)	(10)	120	112
Value adjustments to financial instruments and other assets	9	15	2	--	--	1	--	--	11	16
Staff costs	154	137	73	77	47	39	--	--	274	253
Depreciation and amortisation of tangible and intangible fixed assets	17	13	8	7	--	--	--	--	25	20
Other operating expenses	96	81	36	37	(13)	(18)	(6)	--	113	100
Other interest expenses	--	--	27	22	26	19	(11)	(13)	42	28
Total expenses	**276**	**246**	**1,423**	**1,252**	**60**	**41**	**(29)**	**(23)**	**1,730**	**1,516**
Operating profit before taxation	**169**	**140**	**112**	**113**	**230**	**179**	**(225)**	**(191)**	**286**	**241**
Taxation	34	28	21	35	(5)	(7)	--	(1)	50	55
Third party interests	--	--	1	--	--	--	--	--	1	--
Net profit attributable to shareholders	**135**	**112**	**90**	**78**	**235**	**186**	**(225)**	**(190)**	**235**	**186**

Income statement SNS Bank by segment

In € millions	Retail Banking		Property Finance		Elimination		Total	
	1st hy 2007	1st hy 2006	1st hy 2007	1st hy 2006	1st hy 2007	1st hy 2006	1st hy 2007	1st hy 2006
Income								
Interest income, banking operations	1,474	1,063	262	--	(174)	--	1,562	1,063
Interest expense, banking operations	1,185	791	174	--	(174)	--	1,185	791
Net interest income, banking operations	289	272	88	--	--	--	377	272
Commission and management fees receivable	80	79	1	--	--	--	81	79
Commission and management fees due	16	16	--	--	--	--	16	16
Net commission and management fees	64	63	1	--	--	--	65	63
Result on investments	4	34	--	--	--	--	4	34
Results on derivatives and other financial instruments	(4)	17	--	--	--	--	(4)	17
Other operating income	3	--	--	--	--	--	3	--
Total income	**356**	**386**	**89**	--	--	--	**445**	**386**
Expenses								
Value adjustments to financial instruments and other assets	10	15	(1)	--	--	--	9	15
Staff costs	137	137	17	--	--	--	154	137
Depreciation and amortisation of tangible and intangible fixed assets	16	13	1	--	--	--	17	13
Other operating expenses	84	81	12	--	--	--	96	81
Other interest expenses	--	--	--	--	--	--	--	--
Total expenses	**247**	**246**	**29**	--	--	--	**276**	**246**
Operating profit before taxation	**109**	**140**	**60**	--	--	--	**169**	**140**
Taxation	18	28	16	--	--	--	34	28
Third party interests	--	--	--	--	--	--	--	--
Net profit attributable to shareholders	**91**	**112**	**44**	--	--	--	**135**	**112**

Income statement REAAL Verzekeringen by segment

In € millions	Life		Non-Life		Total	
	1st hy 2007	1st hy 2006	1st hy 2007	1st hy 2006	1st hy 2007	1st hy 2006
Income						
Premium income	814	848	232	226	1,046	1,074
Reinsurance premium	6	8	23	19	29	27
Net premium income	808	840	209	207	1,017	1,047
Commission and management fees receivable	19	21	10	6	29	27
Commission and management fees due	--	--	--	--	--	--
Net commission and management fees	19	21	10	6	29	27
Share in the result of associates	2	1	--	--	2	1
Result on investments	303	289	13	13	316	302
Result on investments for insurance contract on behalf of policyholders	168	(10)	--	--	168	(10)
Results on derivatives and other financial instruments	(5)	(3)	--	--	(5)	(3)
Other operating income	8	--	--	1	8	1
Total income	**1,303**	**1,138**	**232**	**227**	**1,535**	**1,365**
Expenses						
Technical expenses on insurance contracts	620	633	139	118	759	751
Technical expenses on insurance contracts on behalf of policyholders	386	236	--	--	386	236
Acquisition costs for insurance operations	78	69	54	53	132	122
Value adjustments to financial instruments and other assets	2	--	--	--	2	--
Staff costs	48	56	25	21	73	77
Depreciation and amortisation of tangible and intangible fixed assets	8	7	--	--	8	7
Other operating expenses	17	16	19	21	35	37
Other interest expenses	27	21	--	1	27	22
Total expenses	**1,186**	**1,038**	**237**	**214**	**1,423**	**1,252**
Operating profit before taxation	**117**	**100**	**(5)**	**13**	**112**	**113**
Taxation	22	31	(1)	4	21	35
Third party interests	1	--	--	--	1	--
Net profit attributable to shareholders	**94**	**69**	**(4)**	**9**	**90**	**78**

Consolidated statement of changes in equity

In € millions	Issued share capital	Share premium reserve	Revaluation reserve	Cash flow hedge reserve	Fair value reserve	Profit sharing reserve	Other reserves	Profit for the year	Total equity
Balance as at 1 January 2006	340	15	38	135	203	38	1,436	323	2,528
Transfer of 2005 net profit	--	--	--	--	--	--	323	(323)	--
Unrealised revaluations from cash flow hedges	--	--	--	(90)	--	--	--	--	(90)
Deferred interest income from cash flow hedges	--	--	--	6	--	--	--	--	6
Unrealised revaluations	--	--	3	--	(56)	--	--	--	(53)
Realised revaluations through income statement	--	--	--	--	(61)	--	--	--	(61)
Change in profit-sharing reserve	--	--	--	--	23	(25)	2	--	--
Amounts charged directly to equity	--	--	3	(84)	(94)	(25)	325	(323)	(198)
Net profit 1st halfyear 2006	--	--	--	--	--	--	--	186	186
Net profit	--	--	--	--	--	--	--	186	186
Share issue	40	376	--	--	--	--	--	--	416
Costs related to share issue	--	(12)	--	--	--	--	--	--	(12)
Transactions with shareholders	40	364	--	--	--	--	--	--	404
Total changes in equity 1st halfyear 2006	40	364	3	(84)	(94)	(25)	325	(137)	392
Balance as at 30 June 2006	**380**	**379**	**41**	**51**	**109**	**13**	**1,761**	**186**	**2,920**
Balance as at 1 January 2007	**383**	**376**	**49**	**89**	**202**	**25**	**1,757**	**319**	**3,200**
Transfer of 2006 net profit	--	--	--	--	--	--	371	(371)	--
Transfer of 2006 dividend	--	--	--	--	--	--	(52)	52	--
Unrealised revaluations from cash flow hedges	--	--	--	(65)	--	--	--	--	(65)
Deferred interest income from cash flow hedges	--	--	--	5	--	--	--	--	5
Unrealised revaluations	--	--	2	--	(67)	--	--	--	(65)
Realised revaluations through equity	--	--	--	--	--	--	--	--	--
Realised revaluations through income statement	--	--	--	(1)	(60)	--	--	--	(61)
Change in profit-sharing reserve	--	--	--	--	9	(11)	2	--	--
Employee benefits	--	--	--	--	--	--	2	--	2
Amounts charged directly to equity	--	--	2	(61)	(118)	(11)	323	(319)	(184)
Net profit 1st halfyear 2007	--	--	--	--	--	--	--	235	235
Net profit	--	--	--	--	--	--	--	235	235
Share issue	34	316	--	--	--	--	--	--	350
Costs related to share issue	--	(9)	--	--	--	--	--	--	(9)
Interim dividend paid	4	(4)	--	--	--	--	(47)	--	(47)
Transactions with shareholders	38	303	--	--	--	--	(47)	--	294
Total changes in equity 1st halfyear 2007	38	303	2	(61)	(118)	(11)	276	(84)	345
Balance as at 30 June 2007	**421**	**679**	**51**	**28**	**84**	**14**	**2,033**	**235**	**3,545**

Consolidated cash flow statement

In € millions	1st hy 2007	1st hy 2006
Cash and cash equivalents as at 1 January	960	1,076
Cash flow from operating activities	(1,954)	348
Cash flow from investing activities	(2,355)	(707)
Cash flow from financing activities	4,383	835
Cash and cash equivalents as at 30 June	**1,034**	**1,552**

General information

Group structure

SNS REAAL N.V., incorporated and established in the Netherlands, is a public limited liability company incorporated under the laws of the Netherlands. SNS REAAL N.V.'s registered office is located at the address Croeselaan 1, 3521 BJ Utrecht. SNS REAAL N.V. is the parent company of SNS Bank N.V., REAAL Verzekeringen N.V., SNS REAAL Invest N.V. and SNS Asset Management N.V. and their respective group companies (referred to below as the Group or SNS REAAL). The consolidated financial statements of the Group comprise the accounts of all the companies controlled by SNS REAAL and the interest of SNS REAAL in associated subsidiaries and entities.
A number of corporate staff departments are shared. The costs of the corporate staff departments are recharged on the basis of the services provided, and, if more appropriate, proportionally allocated to the Group's subsidiaries. The costs of the Group Executive Board and other specific company costs are not allocated to group subsidiaries.
The main accounting principles used in the preparation of the consolidated financial statements and the company financial statements are set out in this section.

The consolidated financial statements of SNS REAAL for the financial year 2006 are available on request from the registered office of the Company at the address Croeselaan 1, P.O. Box 8444, 3503 RK Utrecht, or via www.snsreaal.nl.

These condensed consolidated interim financial statements were approved by the Supervisory Board on 15 August 2007. These condensed consolidated interim financial statements have not been audited.

Basis of preparation

Statement of IFRS compliance

SNS REAAL prepares the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS), as adopted within the European Union (EU).

Application dates

SNS REAAL has applied IFRS 7 (Financial instruments: Disclosures) since 1 January 2007. This standard only impacts the required disclosures in the annual financial statements, not the recognition and valuation principles. IFRS 7 disclosures have not been included in these condensed consolidated interim financial statements. IFRS 8 (Information by segment) has not yet been adopted by the EU. First application of this standard is dependent on adoption by the EU.

Main accounting principles for financial reporting

Excluding the presentation changes set out below, the principles for financial reporting which SNS REAAL has applied in these condensed consolidated interim financial statements are the same as those applied by SNS REAAL in the consolidated financial statements for the financial year 2006.

Presentation changes

As from 1 January 2007, SNS REAAL recognises the change in the provision for unearned premiums in the net premium income instead of in the technical expenses on insurance contracts, in order to better match the nature of the item. The comparative figures have been restated. For the first half of 2007, this reclassification amounts to € 27 million (2006: € 25 million).

As from 1 January 2007, SNS REAAL recognises the change in the provision for unearned commissions in the acquisition costs insurance operations instead of in the technical expenses on insurance contracts, in order to better match the nature of the item. The comparative figures have been restated. The reclassification amounted to € 6 million for both the first half of 2006 and the first half of 2007.

As from 1 January 2007, the fees which the underwriting agents business receives from SNS Bank are presented under net commissions and management fees instead of under other operating costs in the income statement of REAAL Verzekeringen. In the income statements by segment of REAAL Leven and REAAL Schade these concern the items 'other income' and 'other expenses'. The comparative figures have been restated. For the first half of 2006 the reclassification amounted to € 3 million; for the first half of 2007 the reclassification amounted to € 3 million.

As from 1 January 2007, SNS REAAL has changed its definitions of core capital and core capital ratio. The new definitions are:

- Core capital: Tier 1 capital less innovative Tier 1 instruments as defined by the Dutch Central Bank
- Core capital ratio: This ratio expresses core capital as a percentage of total risk-weighted assets.

Under the old definition, the Tier 1 capital was also adjusted for the deduction of intangible fixed assets to be included in the calculation of the Tier 1 capital, and the deferred sales result on the securitisation entities. This changed the core capital ratio presented for the first half of 2006 from 6.8% to 6.5%, and the core capital ratio at year-end 2006 from 7.4% to 6.5%.

Purchase price adjustments SNS Property Finance

As announced in the 2006 Annual Report, the calculations of the IFRS purchase accounting adjustments for pensions and investments in associates of SNS Property Finance were completed in the first half of 2007. As a result of these calculations, goodwill decreased by € 27 million, while investments in associates increased by € 40 million; the deferred tax liabilities increased by € 14 million. Furthermore, the costs directly attributable to the acquisition decreased by € 1 million. No IFRS purchase accounting adjustments were made to pensions, as the existing multi-employer contract was renegotiated and renewed.

Disclaimer

Reservation concerning forward looking statements

This interim report contains forward looking statements concerning future events. Those forward looking statements are based on the current information and assumptions of the SNS REAAL management concerning known and unknown risks and uncertainties.

Forward looking statements do not relate to definite facts and are subject to risk and uncertainty. The actual results may differ considerably as a result of risks and uncertainties relating to SNS REAAL's expectations regarding such matters as the assessment of market risk or possible acquisitions, or business expansion and premium growth and investment income or cash flow predictions or, more generally, the economic climate and changes in the law and taxation.

SNS REAAL cautions that expectations are only valid on specific dates, and accepts no responsibility for the revision or updating of any information following changes in policy, developments, expectations or the like.

SNS REAAL

SNS Securities and VVAA reach final agreement on acquisition of FBS Bankiers

Amsterdam, 30 August 2007 - SNS Securities and VVAA Groep have reached final agreement on the acquisition of FBS Bankiers, a specialised bank that provides services to both private and institutional clients. The core activities of Amsterdam-based FBS Bankiers are securities advice and asset management.

A total of 30 employees will join SNS Securities. With the acquisition of FBS Bankiers, SNS Securities will strengthen its position in the Dutch market.

The parties expect to complete the acquisition within the next two months.

"Both the clients of FBS Bankiers as well as the personnel will benefit from the professional organization and the high-quality research of SNS Securities", according to Evert Greup, CEO of VVAA Groep.

"For SNS Securities, the acquisition of FBS Bankiers is an excellent addition to the existing activities and we expect that the acquisition will contribute to the result of SNS Securities", stated Willem Meijer, CEO of SNS Securities.

FBS Bankiers is a subsidiary of VVAA Groep, a Utrecht-based financial service provider for healthcare professionals.

SNS Securities, a subsidiary of SNS Bank, is part of SNS REAAL, a banking and insurance service provider. SNS Securities provides investment services related to research, liquidity provision and corporate finance, in addition to providing consultancy and management services to both private and institutional investors.

For more information, please contact:
SNS REAAL Corporate Communications
concerncommunicatie@snsreaal.nl
Tel: + 31 30 – 291 4877

SNS REAAL Investor Relations
investorrelations@snsreaal.nl
Tel: +31 30- 291 4246

SNS REAAL

SNS REAAL closes acquisition of the Dutch insurance operations of AXA

Utrecht, 6 September 2007 - SNS REAAL has closed the acquisition of AXA Nederland B.V. ('AXA NL'), Winterthur Verzekeringen Holding B.V.('Winterthur NL') and DBV Holding N.V. ('DBV NL'), together referred to as 'AXA NL Combined', after obtaining all relevant regulatory approvals and advice from the works councils. The acquisition of AXA NL Combined was previously announced on 4 June 2007, with the expectation that the closing would occur before year end 2007.

AXA NL Combined was acquired for a cash consideration of € 1,797 million, which consists of the acquisition price of € 1,750 million plus € 47 million of accrued interest (4% per annum as from 1 January 2007, the effective date of the acquisition, up to and including the date of the acquisition, 5 September 2007). AXA Nederland B.V., Winterthur Verzekeringen Holding B.V. and DBV Holding N.V. will become 100% subsidiaries of REAAL Verzekeringen and will be financially consolidated as of 6 September 2007. The pre-closing year-to-date net profit of AXA NL Combined has accrued to SNS REAAL's shareholders' equity.

Excellent strategic fit and financially attractive

The acquisition of AXA NL Combined fully fits SNS REAAL's acquisition strategy and provides an excellent strategic fit as it will significantly strengthen REAAL Verzekeringen by:

- Nearly doubling its market share[1] in the overall Dutch insurance market: with the acquisition, SNS REAAL becomes a leading player in the total Dutch insurance market with a market share of 9.2% (versus 5.2% on a stand alone basis). SNS REAAL's market share in the life insurance market increases from 6.0% to 10.8%. Its market share in the non-life insurance market increases from 3.6% to 6.0% (excluding health insurance). The combined group is particularly strong in the individual life market segment where SNS REAAL will become the third largest player with an increased market share of 14.1% on a portfolio basis and more than 20% based on new production.
- Significantly improving its distribution power, including in key growth areas: AXA NL Combined provides good access to underwriting agents and to the high end segment of the Dutch intermediary market, and strengthens REAAL Verzekeringen's distribution capabilities in growth markets such as disability insurance, pensions and the SME sector.
- Providing substantial scope to increase operational efficiency / economies of scale: SNS REAAL and AXA NL Combined have complementary strengths. Sharing of best practices will increase the overall operational efficiency. The acquisition will allow SNS REAAL to make effective use of its scalable ICT systems. The integration and related cost synergies, as discussed below, are also expected to significantly contribute to the overall operational efficiency.

The acquisition will further diversify SNS REAAL's business mix and will increase the relative size of its insurance operations. Furthermore, the acquisition is expected to deliver substantial cost synergies. It enabled the effective use of the excess capital within SNS REAAL. The acquisition is expected to be EPS accretive as of 2008, generate a return on investment above cost of capital and contribute to SNS REAAL's ROE. SNS REAAL's current financial targets for 2007-2009 will remain in place.

---

[1] All market shares refer to 2005 and are based on gross written premiums (GWP) (on a portfolio basis). Source: AM Jaarboek 2006. Excluding health insurance.

Financing secured maintaining moderate risk profile

The entire funding for the acquisition of AXA NL Combined was completed on favourable conditions. SNS REAAL issued new shares for a total amount of € 350 million in June 2007 to partly finance the acquisition. Furthermore, it also raised € 350 million in hybrid capital in July 2007. The remaining financing, in the form of senior debt, was secured in the period June-August 2007. Given the market circumstances interest expenses will be fractionally higher than originally anticipated.

To be protected from a potential deterioration of the equity capital markets, the risk of a negative value development in the equity portfolio of AXA NL Combined was hedged with a bandwidth of 10% in July 2007.

Integration and expected synergies

As announced on 4 June 2007, SNS REAAL expects to realise substantial pre-tax cost synergies of € 50 million per annum as of 2011 on a fully phased basis, representing approximately 40% of AXA NL Combined's operational cost base. SNS REAAL estimates total pre-tax restructuring costs of € 60 million which will be front-end loaded with the majority of costs to be taken in the first 3 years and mainly consisting of ICT, facilities and HR related costs.

As announced on 4 June 2007, AXA NL and Winterthur NL will be integrated into REAAL Verzekeringen. DBV NL will continue to use its own brand, products and operations. SNS REAAL expects most cost synergies to be realised by the integration of operations and systems, the use of SNS REAAL's shared service centers concept, one single head-office and by the related reduction of FTEs.

The management teams of SNS REAAL and AXA NL Combined are jointly finalising the contemplated integration plan. Significant progress has been achieved already. The works councils' approvals related to the integration plan are expected before year end 2007, enabling the implementation as planned.

SNS REAAL 2007 Investor Day

On Tuesday, 20 November, SNS REAAL will host a seminar for investors, analysts and shareholders. The Investor Day will aim to provide more insight into the different operations of SNS REAAL, its strategy and risk profile. During the Investor Day, SNS REAAL will provide an update of the financial performance of AXA NL Combined in 2007 and present the main elements of the integration plan.

Lehman Brothers has acted as Sole Financial Advisor to SNS REAAL on the acquisition.

Profile of the acquired companies

AXA Nederland B.V.
AXA NL is a medium sized insurer in the Netherlands with € 808 million of GWP in 2006, of which 64% was generated by Life and 36% by Non-Life insurance products. Its net profit for 2006 was € 126 million. AXA NL focuses on retail and SME clients and is a significant player in disability products. In addition, AXA NL holds a leading position with underwriting agents. In 2006 AXA NL employed 574 FTEs. Its total stated Embedded Value ('EV') was € 1,078 million at year end 2006, consisting of € 924 million life EV and € 154 million non-life and other net asset value. The reintegration of its previously outsourced back-office systems limited new business value for 2006 to € 1 million.

Winterthur Verzekeringen Holding B.V.
Winterthur NL generated € 260 million of GWP, of which 64% was generated by its Life and 36% by its Non-Life insurance products. Winterthur NL's reported net profit for 2006 based on Dutch GAAP was € 57 million. Based on SNS REAAL IFRS standards this would be € 42 million. Winterthur NL focuses on retail and SME clients and has a loyal customer base. It employed 195 FTEs in 2006. Its total stated EV was € 319 million at year end 2006, consisting of € 257 million life EV and € 62 million non-life and other net asset value. In 2006 Winterthur NL generated € 9 million of new business value.

DBV Holding N.V.
DBV NL has a distinct business model and sells packaged mortgages with life insurance policies. DBV NL's GWP of € 585 million in 2006 was almost exclusively generated by its Life insurance products, of which 72% were single premiums. DBV NL's net profit was € 14 million for 2006. DBV NL originated € 2.1 billion in mortgages in 2006 of which a large part was funded on its balance sheet and a smaller part funded by third parties including securitisations. It employed 210 FTEs at year end 2006. Its total stated EV was € 151 million at year end 2006, consisting of € 175 million life EV, negative € 24 million non-life and other net asset value and it generated € 1 million of new business value over 2006.

AXA NL Combined
The three separate businesses of AXA NL, Winterthur NL and DBV NL combined generated € 1,653 million of GWP, of which 77% Life and 23% Non-Life, and € 182 million of net profit on a SNS REAAL IFRS basis. Adjusting this net profit for non-recurring items would result in a normalised pro forma net profit of AXA NL Combined of € 143 million over 2006.

SNS REAAL

With a balance sheet total of € 83 billion at the end of June 2007, SNS REAAL is one of the larger bancassurance companies in the Netherlands. SNS REAAL has a long history of close commitment to Dutch society. The organisation and the way in which its 5,604 (FTEs) employees as at the end of June 2007 operate (year end 2006 5,776 FTEs) are characterised by social involvement and a keen eye for new developments.

As a bank and insurer, SNS REAAL holds a distinct position in its market by quickly and effectively translating client needs into accessible and transparent products. In-depth knowledge of products and efficiently designed processes lead to effective standardisations and combination options within product and client groups. SNS REAAL is a strong and flexible organisation that, through its core brands and REAAL Verzekeringen and specialised sales labels, enjoys strong positions in the Dutch market.

SNS Bank sells its housing and commercial mortgages, savings, investment and insurance products through its own branch offices, independent intermediaries, the internet and by telemarketing. The investment products range from do-it-yourself to advisory products and asset management. With SNS Property Finance, SNS REAAL is one of the major financiers of property investments and projects in the Netherlands. SNS Property Finance is also active internationally.

REAAL Verzekeringen works almost exclusively through independent intermediaries to sell life insurance, including unit-linked policies and pensions, and non-life insurance, for example for home cover, mobility and disability insurance. Only its subsidiary Proteq sells non-life insurance to the consumer directly via the internet.

SNS Asset Management manages the investment funds of SNS Bank and ASN Bank, the investments of REAAL Verzekeringen and SNS REAAL Pension Fund as well as assets for institutional investors. SNS Asset Management also performs specialised investment research in the field of corporate social responsibility.

The SNS REAAL share is listed on Euronext Amsterdam. Since 2 March 2007, the SNS REAAL share has been included in the Amsterdam Mid Cap Index. The market capitalisation amounted to € 4.0 billion as of 31 August 2007.

More information:
SNS REAAL Corporate Communications
concerncommunicatie@snsreaal.nl
Tom Gordijn
Tel: +31 (0) 30 291 4847

SNS REAAL Investor Relations
investorrelations@snsreaal.nl
Jacob Bosscha
Tel: +31 (0) 30 291 4246
jacob.bosscha@snsreaal.nl

Victor Zijlema
Tel: +31 (0) 30 291 4247
victor.zijlema@snsreaal.nl

SNS REAAL

Press release

Interim dividend 2007 SNS REAAL N.V.

Utrecht, 11 September 2007 - On 16 August 2007 SNS REAAL N.V. announced to pay an interim dividend over the first half of the financial year 2007 of € 0.36 per SNS REAAL share, which dividend is, at the option of the shareholder, payable fully in cash charged to the 2007 profit that has not yet been added to the profit reserve or fully in SNS REAAL shares charged to the share premium reserve.

SNS REAAL N.V. announces that the number of shares with dividend rights entitling shareholders to receive one new share has been fixed at 44. Based on the volume weighted average price of all SNS REAAL shares traded on Eurolist by Euronext Amsterdam on 5 September 2007, 6 September 2007 and 7 September 2007, of € 15.6645, 1/44th represents a value of € 0.3560, which is virtually equal to the value of the cash dividend of € 0.36.

Payment of the dividend as well as delivery of the shares, with settlement of any remaining fraction in cash, as a result of the exchange of dividend rights, will be effected as from 13 September 2007 at ABN AMRO Bank N.V. at Breda, The Netherlands.

For more information:
SNS REAAL Corporate Communications
concerncommunicatie@snsreaal.nl
Tel.: + 31 30 291 4877

SNS REAAL Investor Relations
investorrelations@snsreaal.nl
Tel.: + 31 30 291 4247

SNS REAAL

SNS Securities closes acquisition of FBS Bankiers

Utrecht, 1 October 2007. - SNS Securities today closed the acquisition of FBS Bankiers from VVAA Group in Utrecht. The required approval of the regulatory authorities and the works council has been obtained.
The transaction will have no material impact on SNS REAAL's solvency or net earnings per share.

Amsterdam-based securities firm FBS Bankiers provides investment services to both private and institutional investors. Its core services are securities advice and asset management.

SNS Securities, a subsidiary of SNS Bank, is part of SNS REAAL, a banking and insurance service provider. SNS Securities provides investment services related to research, liquidity providing and corporate finance, in addition to providing consultancy and management services to both private and institutional investors.

For more information, please contact:
SNS REAAL Corporate Communications
concerncommunicatie@snsreaal.nl
Tel: 030 - 291.4871

SNS REAAL Investor Relations
investorrelations@snsreaal.nl
Tel: 030- 291.4246

SNS REAAL

Rob Langezaal joins SNS Bank N.V.

R.G.J. (Rob) Langezaal (49) has been appointed to the Board of Directors of SNS Bank N.V. as per 1 November 2007. He will be specifically responsible for Marketing and Sales.
In his career, Langezaal has held several managerial positions at KPN. His most recent position was managing director of KPN Retail B.V.
Langezaal's appointment is subject to approval of the supervisory authorities.

About SNS Bank
SNS Bank is an innovative, transparent and accessible retail bank. It offers individual and corporate customers a comprehensive range of products, covering mortgages, savings, investment, payments, loans and insurance. SNS Bank aims to build a leading position in the areas of mortgages and capital growth. With a net profit of more than EUR 214 million and a balance sheet total in excess of EUR 64 billion in 2006, SNS Bank ranks among the top-5 banks in the Netherlands. SNS Bank is part of SNS REAAL, a listed company.

The Netherlands, Utrecht, 8 October 2007

For more information, please contact:

SNS REAAL Corporate Communications
concerncommunicatie@snsreaal.nl
Tel: +31 (0)30 - 291.4871

SNS REAAL Investor Relations
investorrelations@snsreaal.nl
Tel: +31 (0)30- 291.4246

SNS REAAL

Press Release

SNS REAAL to acquire Zwitserleven Netherlands and Swiss life Belgium

- SNS REAAL to become the number 2 life insurer in the Netherlands -

Utrecht, 19 November 2007

SNS REAAL and Swiss Life Holding have come to a mutual understanding concerning the purchase of the Dutch and Belgium businesses of Swiss Life Holding, including Zwitserleven and its brand in the Netherlands, Swiss Life Asset Management (Nederland) and Swiss Life Belgium for a total consideration of up to Euro 1,535 million. With this acquisition SNS REAAL will nearly quadruple its pensions business and become the 2nd largest life insurer in the Netherlands with a market share of almost 16%.

Sjoerd van Keulen, Chairman of the Executive Board: "Zwitserleven is an excellent strategic fit for us. It is a unique opportunity for SNS REAAL to become a market leader in the Dutch life and pensions market. This acquisition is in line with our strategic priorities of achieving scale through consolidation, diversifying our income in the Dutch life insurance market, strengthening our distribution, broadening our presence in the SME segment, and gaining a significant presence in the structurally attractive pensions market. It fits our financial criteria and is expected to be EPS accretive in the first 12 months following completion. Although the transaction comes soon after the acquisition of AXA NL, we have the management resources to safeguard the integration process. Zwitserleven is a highly professional organisation, and we welcome the people of Zwitserleven and Swiss Life Belgium to our group."



Total Dutch Life Insurance Market—Total Premium-Income (2006)
Rank
1
New 2
2
3
4
5
6
7
8
9
10
30%
20%
10%
0%
21.2%
15.7%
4.7%
15.1%
13.8%
12.2%
11.0%
10.4%
4.7%
1.6%
1.5%
1.5%
ING
SNS REAAL (PF AXA) & ZwitserLeven
Eureko
Fortis
AEGON
SNS REAAL (PF AXA)
Aviva
ZwitserLeven
Allianz
Legal & General
Loyalis (ABP)

Source: AM Jaarboek 2007 (2006 data).

The total transaction consideration will be up to Euro 1,535 million and consists of (i) Euro 1,345 million, (ii) up to Euro 90 million reflecting the movement in 2007 of net asset value, and (iii) Euro 100 million relating to a tax benefit on fiscal goodwill created. Excluding the payment for the tax benefit, the purchase price equals 1.17x the Market Consistent Embedded Value, 1.48x the Net Asset Value (both as of 30/9/2007) and 16.7x the annualised H1 2007 net earnings. The acquisition will be financed through a combination of (i) Euro 600 million of a new class of shares ("Foundation Shares") to be issued to Stichting Beheer SNS REAAL (the Foundation) and (ii) up to Euro 935 million of debt instruments and internal resources. The transaction will be effective as of 1 January 2008 and is expected to be completed in the first half of 2008.

Net Asset Value (local GAAP)	673	89	762
Adjusted Net Asset Value (IFRS)	844	126	970
Value In-force	257	(2)	255
Market Consistent Embedded Value	1,102	124	1,225

Excellent strategic fit

Zwitserleven is a leading Dutch pensions company serving individual, SME and large corporate clients. Zwitserleven generated Euro 1,208 million GWP (gross written premiums) in 2006 of which 54% was traditional and 46% unit-linked. The company currently employs 713 people (FTE) and is headquartered in Amstelveen.

The acquisition is at the heart of SNS REAAL's growth strategy and provides an excellent strategic fit to establish SNS REAAL as a leading pension insurer in the Netherlands. REAAL Verzekeringen will seek to integrate all its pensions businesses into Zwitserleven and create a centre of expertise at Zwitserleven's head office in Amstelveen. The combination allows REAAL Verzekeringen to broaden its product offering to the SME client segment and leverage Zwitserleven's strong distribution relationships. In addition, Zwitserleven will get access to SNS REAAL's distribution platform and product range.

Swiss Life Asset Management (Nederland) adds Euro 12 billion to SNS REAAL's assets under management.

Swiss Life Belgium is a multi line insurer with a strong focus on pension products. It is known as a reliable player in the Belgian market for its corporate and retail business. It has recently increased its visibility and reputation as a pensions leader through various initiatives. Swiss Life Belgium generated Euro 475 million GWP in 2006 of which 85% was traditional and 15% unit-linked. The Belgian operations in Brussels employ 360 people (FTE). SNS REAAL will look for further improvement potential in the Belgian operations, a process which was already started by the Belgian management team at Swiss Life.

This acquisition also allows SNS REAAL to become a member of the Swiss Life Network, which provides employee benefits solutions to multi-nationals and pension solution providers.

Gross Premium Income	1,208	475	1,683	3,660	5,343
Reported Net Profit	154	12	166	557	724
Normalised Net Profit	53	12	65	518	583
Shareholders' Equity	591	81	671	3,540	4,212

Re-branding of pensions business REAAL Verzekeringen and AXA NL Combined 'Zwitserleven' is a household name for pension products with 85% prompted brand awareness resulting from 25 years of strong and consistent marketing. All REAAL Verzekeringen and AXA NL Combined pensions businesses will be re-branded under the Zwitserleven brand, and Zwitserleven will be positioned as the specialist pension brand within the multi brand strategy of SNS REAAL. Its ambition will remain to be "the" pension insurer in the Netherlands. Recent independent market research shows that REAAL Verzekeringen and Zwitserleven lead the rankings for operational excellence and quality of service in pensions (REAAL Verzekeringen ranking number 1 and Zwitserleven number 2). The strong fit in both culture and approach and the complementary distribution mix will allow SNS REAAL to strengthen its combined market position and accelerate its growth.

Integration

Zwitserleven will continue to operate largely on a standalone basis, led by its existing management team. Marco Keim, CEO of Zwitserleven, and another Zwitserleven management team member will join the REAAL Verzekeringen board. The current pensions businesses of REAAL Verzekeringen, AXA NL and Winterthur will be integrated into Zwitserleven. Marco Keim will lead this reverse-integration process. The integration of AXA NL and Winterthur into REAAL Verzekeringen will remain on schedule.

REAAL Verzekeringen expects to complete the reverse integration process of Zwitserleven in 2012. Annual cost savings will grow to approximately Euro 35 million and will be fully phased in, as of 2012. The cost synergies represent approximately 35% of Zwitserleven's current cost base. REAAL Verzekeringen expects total pre-tax restructuring costs of Euro 30 million, equally phased over the reverse integration process. A combined reduction of 300 FTE is expected at REAAL Verzekeringen and Zwitserleven through natural attrition, with no forced redundancies. Potential revenue synergies are expected to have an additional positive effect, but are currently not quantified.

Supportive role of the Foundation

The goal of the Foundation is to support SNS REAAL's growth and development and act in the best interest of SNS REAAL and its stakeholders. The Foundation is SNS REAAL's majority shareholder (54.3%).

The Foundation has agreed to subscribe to six newly issued Foundation Shares in SNS REAAL for a total amount of Euro 600 million. These shares will represent six votes and will consequently carry negligible voting power. The shares issued to the Foundation will not share in any retained earnings or capital growth in SNS REAAL, but carry a loss absorption feature. The Foundation Shares are entitled to a dividend linked to the dividend payable to ordinary shares; the dividend yield on the Foundation Shares will never be higher than the dividend yield on ordinary shares. The Foundation Shares are not freely transferable. The issuance of these shares requires the amendment of SNS REAAL's Articles of

Association for which an extra-ordinary general meeting of the shareholders will be convened in due course.

Financial impact

The transaction will be accretive to earnings per share for ordinary shareholders starting in the first 12 months following the completion of the acquisition. The financial targets of growth of earnings per share of 10% per annum on average, starting in 2006 up to year-end 2009, and return on shareholders' equity of 15% per annum remain unchanged. Also SNS REAAL's solvency will remain above its own minimum targets, and double leverage will remain below the 115% maximum target.

Tax benefit

Part of the total consideration, Euro 100 million relates to a tax benefit that will accrue to SNS REAAL. This benefit arises because the acquisition of Zwitserleven, as an asset liability transaction, creates tax deductible fiscal goodwill; this is expected to be amortised over a ten year period, resulting in an annual cash tax saving of approximately Euro 13 million.

Timing

The acquisition will require the advice of the relevant works councils and is subject to approval by the relevant regulators. Assuming the necessary approvals are obtained as expected, the transaction is expected to close in the second quarter of 2008.

Citigroup Global Markets and JPMorgan are acting as financial co-advisors to SNS REAAL. NautaDutilh is acting as legal advisor to SNS REAAL on this transaction.

About SNS REAAL

SNS REAAL is an innovative service provider in the banking and insurance sector with a prime focus on the Dutch retail market and on small and medium-sized businesses. Its activities cover three main product groups: mortgages and property finance, savings and investments and insurance. From its historical background, SNS REAAL has always felt close to Dutch society. With a balance sheet total of Euro 83 billion (as of June 2007) SNS REAAL is one of the major financial bank-assurance companies in the Netherlands. The company has a staff of nearly 7,000 (FTE) and is headquartered in Utrecht, the Netherlands.

SNS REAAL will be hosting an analyst presentation at 10:00am (CET) and a press conference at 11:45am (CET) which can be viewed via the Internet at www.snsreaal.nl.

SNS REAAL Corporate Communications:
Annemiek Louwers
annemiek.louwers@snsreaal.nl
Tel: +31 (0) 30 291 48 77

SNS REAAL Investor Relations:
Jacob Bosscha
jacob.bosscha@snsreaal.nl
Tel: +31 (0) 30 291 42 46

Victor Zijlema
victor.zijlema@snsreaal.nl
Tel: +31 (0) 30 291 42 47

SNS REAAL ZwitserLeven

Creating the #2 Life Insurer in the Netherlands

19 November 2007



Disclaimer

This presentation has been prepared by the management of SNS REAAL N.V. (the "Company") solely for use at the presentation to analysts to be made on 19 November 2007. By attending the meeting where this presentation is made, or by reading the presentation slides, you agree to be bound by the following limitations. By attending this presentation you acknowledge that you will be solely responsible for your own assessment of the market, the market and competitive position of the Company, and the market and competitive position of other market parties, and that you will conduct your own analysis and be solely responsible for forming your own view of the potential future performance of the Company's business.

This presentation is being supplied to you solely for your information and for use at the analyst presentation to be held in connection with the intended transaction by the Company (the "Transaction"). This presentation and its contents are confidential and may not be further distributed or passed on to any other person or published or reproduced, in whole or in part, by any medium or in any form for any purpose and may not be used for any purpose other than the evaluation of the company.

This presentation contains financial information derived from the Company's audited consolidated financial statements for the year 2006 prepared under IFRS. In addition, this presentation contains certain unaudited non-IFRS financial measures, such as Embedded Value (EV). These financial measures may differ from similarly titled measures used by other companies. This presentation also contains financial information that has been extracted from the Company's and the Entities' (as defined below) unaudited management accounts.

This presentation contains information relating to entities and businesses that are subject of the intended acquisition by the Company (the "Entities"). This information is largely based on publicly available information only. The Entities have not yet been acquired by the Company. Financial information relating to the Entities is based on accounting principles different from the accounting principles as applied by the Company; and subject to the qualifications set out therein. This presentation also contains pro forma adjusted figures of the Entities which are based on their respective audited financial statements 2006, adjusted to the accounting principles as applied by the Company.

This presentation and information contained herein is not an offer of securities for sale in the United States and is not for publication or distribution to persons in the United States (within the meaning of Regulation S under the US Securities Act of 1933, as amended (the Securities Act)), Canada, Australia, Japan, Hong Kong (SAR) or any jurisdiction where such distribution is unlawful. Subject to certain limited exceptions, neither this presentation nor a copy of it may be taken or transmitted to the United States, its territories or possessions, or distributed directly or indirectly in the United States, its territories or possessions. Any failure to comply with this restriction may constitute a violation of U.S. securities laws. The distribution of this presentation in other jurisdictions may be restricted by law, and persons into whose possession this presentation comes should inform themselves about, and observe, any such restrictions. This presentation is being communicated in the United Kingdom only to persons who have professional experience in matters relating to investments falling within Article 19, 47 or 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (such persons being referred to as relevant persons). This presentation is only directed at relevant persons and other persons should not rely on or act upon this presentation or any of its contents.

The securities intended to be offered in the Company have not been and will not be registered under the Securities Act and may not be offered or sold in the United States or to or for the account or benefit of US persons, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. The securities intended to be offered in the Company have not been and will not be registered under the applicable securities laws of any state or jurisdiction of Australia, Canada or Japan, and may not be offered or sold within Australia, Canada or Japan or to or for the benefit of any national, resident or citizen of Australia, Canada or Japan.

The information in this presentation is given in confidence and the recipients of this presentation should not base any behaviour in relation to qualifying investments or relevant products which would amount to market abuse on the information in this presentation until after the information has been made publicly available, nor should the recipient use the information in this presentation in any way which would constitute "market abuse".

This presentation has been prepared by the Company and is furnished to you solely for your information. The information set out herein has not in any way been verified by the Company's advisors (including J.P. Morgan plc and Citigroup Global Markets Limited, the Company's "Joint Financial Advisors") or any other person and may be subject to updating, completion, revision and amendment and such information may change materially. No representation or warranty, express or implied, is or will be made by the Company, its advisors (including its Joint Financial Advisors) or any other person as to the accuracy, completeness or fairness of the information or opinions contained in this presentation and any reliance you place on them will be at your sole risk. Without prejudice to the foregoing, neither the Company, its affiliates, its advisors (including its Joint Financial Advisors) nor its nor their representatives accept any liability whatsoever arising, directly or indirectly, from use of this presentation or its contents or otherwise arising in connection therewith. The Company and its advisors (including its Joint Financial Advisors) reserve the right to amend or replace any information contained or referred to herein without notice, at any time, and undertake no obligation to provide the recipients hereof with any additional information.

This presentation is dated 19 November 2007 and should be read in conjunction with the audited annual accounts for 2006 and earlier years of the Company. Neither the delivery of this presentation nor any further discussions of the Company with any of the recipients shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since such date.

This presentation does not constitute or form part of, and should not be construed as, any offer for sale or subscription of, or solicitation of any offer to buy or subscribe for, any securities of the Company or any of its affiliates nor should it or any part of it form the basis of or be relied on in connection with, any contract or commitment whatsoever. This presentation does not constitute a recommendation regarding any securities of the Company or any of its affiliates.

This presentation contains forward-looking statements, including statements about the Company's expectations and targets. These statements are based on the Company's current plans, estimates and projections, as well as the Company's expectations of external conditions and events. In particular the words "expect", "anticipate", "estimate", "may", "should", "believe", "intend", "plan", "aim", "could", "will", "potential", and similar expressions are intended to identify forward-looking statements. Forward-looking statements including, but not limited to, assumptions, opinions and views of the Company or cited from third party sources involve inherent risks and uncertainties and speak only as of the date of this presentation. The Company undertakes no duty to and will not necessarily update any of them in light of new information or future events, except to the extent required by applicable law. The Company cautions you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements. As a result, you are cautioned not to place reliance on such forward-looking statements. The Company disclaims any obligation to update its view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law.

The Joint Financial Advisors are acting solely as financial advisors to the Company in connection with the Transaction and they shall not regard any other person (including any recipient of this presentation) as their client in connection with the Transaction and shall not be responsible to any other person for providing the protections afforded to clients of either of the Joint Financial Advisors nor shall they be responsible for advising any other person involved in or having an interest in the Transaction.

Agenda

1.	**Transaction Highlights and Rationale**	**Sjoerd van Keulen**
2.	Overview of Zwitserleven	Marco Keim
3.	Financial Impact	Ronald Latenstein van Voorst
4.	Reverse-integration Framework	Cor van den Bos
5.	Conclusion	Sjoerd van Keulen
6.	Questions & Answers	
7.	Appendix	

Transaction Highlights

- Acquisition of Zwitserleven, the leading Dutch pensions brand, Swiss Life Asset Management (Nederland) and Swiss Life Belgium for a Total Transaction Consideration[1] of €1,535 mn
- Creates the 2nd largest insurer in the Dutch life and pensions market with a 15.7% share[2]
- SNS REAAL's pensions business to be reverse-integrated into Zwitserleven
- Marco Keim, CEO Zwitserleven, to lead the enlarged pensions business and reverse-integration process
- Expected annual cost synergies of 35% of Zwitserleven operating expenses of €35 mn
- Accretive to EPS in the first 12 months after completion
- Transaction effective as of 1 January 2008, completion expected in 1H 2008

1. *Total Transaction Consideration consists of a Purchase Price of €1,345 mn, a maximum price adjustment at completion of €90 mn and a pre-paid tax benefit on Fiscal Goodwill of €100 mn.*
2. *Source: AM Jaarboek 2007 (2006 data).*

Transaction Highlights (cont'd)

• **Total Transaction Consideration:**	**€1,535 mn**
– Purchase Price	€1,345 mn
– Maximum price adjustment at completion	€90 mn
– **Maximum Purchase Price for businesses**	**€1,435 mn**
– Pre-paid tax benefit on Fiscal Goodwill	€100 mn
• Financed through:	
– New class of shares to the Foundation ("Foundation Shares")	€600 mn
– Internal resources and debt instruments	€935 mn
• Implied multiples(1):	
– Price/MCEV(2)	1.17x
– Price/NAV(3)	1.48x
– Price/Earnings(4)	16.7x

1. *Multiples based on Maximum Purchase Price for businesses of €1,435 mn over: (2) 30/09/07 MCEV on SNS REAAL principles of €1,225 mn, (3) 30/09/07 IFRS NAV of €970 mn and (4) 1H07 annualised earnings of €86 mn.*

Zwitserleven – Leading Dutch Pensions Brand

Business Overview

- Leading Dutch pensions company:
  - "Zwitserleven" a household brand, with strong association to pensions and over 85% brand awareness when prompted[1]
- Client-centric focus:
  - Specialised distribution with sophisticated salesforce and strong relationships
  - Targets individuals, SMEs and large corporates with innovative proprietary products
  - Expanding in profitable SME segment
- Ranked #1 in pensions performance rankings[2]
- Strong management team
- Swiss Life Asset Management (Nederland) manages investment portfolio of €12bn

Historical Data[3] (€ mn)	2005	2006	HY 07
Premium Income[4]	1,028	1,208	822
New Business APE	209	187	137
Operating Expenses	87	94	48
Normalised Net Profit[5]	44	53	33
Investments	11,394	11,738	11,963
Total Assets	12,438	12,691	13,193
FTEs	718	716	713

2006 Business Mix[3]

Breakdown by Client


Large corporates 22%
Individual 44%
SME 34%

Breakdown by Product


Regular 24%
Single 42%
Unit-linked premiums 34%

Reserves: €10.3 bn

Premium Income[4]: €1.2 bn

Source: Swiss Life data.

1. *Source: Daphe Communication Management (2007).*
2. *Source: Motivaction 2005.*
3. *Based on Swiss Life IFRS principles.*
4. *GWP + Unit-linked premiums ("Deposits").*
5. *Reflects Net Profit normalised primarily for deduction of tax-related exceptionals.*

Swiss Life Belgium – Multi-line Insurance Platform

Business Overview

- Small Belgian multi-line insurer:
  - Ranked 8th in the Belgian insurance market (6th in Corporate and SME life, 8th in Individual Life)
- Strong focus on pensions products:
  - Target corporate and SME customers, approximately 25% of premiums generated through the Swiss Life Network
- Strong ties with third-party distribution partners
- Experienced and committed management team
- SpaarSelect matter adequately covered by sale purchase agreement

Historical Data[1] (€ mn)	2005	2006	HY 07
Premium Income[2]	490	475	212
New Business APE	37	31	13
Operating Expenses	65	65	28
Normalised Net Profit[3]	15	12	10
Investments	2,830	2,873	2,964
Total Assets	3,439	3,549	3,536
FTEs	338	337	360

2006 Business Mix[1]

Breakdown by Business


Non-life
12%
Life
individual
50%
Life
Corporate & SME
38%

Breakdown by Product


Non-
traditional
38%
Unit-linked
14%
Non-life
4%
Traditional
44%

Reserves: €2.5 bn

Premium Income[2]: €475 mn

Source: Swiss Life data.
1. Based on Swiss Life IFRS principles.
2. GWP + Unit-linked premiums.
3. Reflects Net Profit normalised primarily for deduction of tax-related exceptionals.

Unique Opportunity with Great Strategic Fit

Consolidates SNS REAAL's position in the Dutch insurance market and establishes it as a leading pensions player

ZwitserLeven

1. Creates #2 life insurer in the Netherlands
2. Increase diversification of SNS REAAL's sources of income
3. Expand into SME and broaden distribution channels
4. Build centre of excellence in pensions business
5. Support growth with strong Zwitserleven brand and reputation

1. Creates #2 Life Insurer in the Netherlands

SNS REAAL will nearly quadruple its pensions business

Total Dutch Life Insurance Market—Total Premium Income (2006)


Rank
1
New 2
2
3
4
5
6
7
8
9
10
30%
20%
10%
0%
21.2%
15.7%
4.7%
15.1%
13.8%
12.2%
11.0%
10.4%
4.7%
1.6%
1.5%
1.5%
ING
SNS REAAL (PF AXA) & Zwitserleven
Eureko
Fortis
AEGON
SNS REAAL (PF AXA)
Aviva
Zwitserleven
Allianz
Legal & General
Loyalis (ABP)

Corporate & SME Life (2006)


AEGON 23%
ING 23%
Fortis 15%
Eureko 13%
Aviva 13%
SNS REAAL + Zwitserleven 11%
#6
Zwitserleven 9%
SNS REAAL 2%
Allianz 0.1%
0%
5%
10%
15%
20%
25%

Individual Life (2006)


ING 21%
SNS REAAL + Zwitserleven 18%
#2
Eureko 16%
SNS REAAL 15%
Fortis 13%
Aviva 10%
AEGON 7%
Zwitserleven 3%
Allianz 2%
0%
5%
10%
15%
20%
25%

Source: AM Jaarboek 2007 (2006 data).

2. Diversification of Operations

Successful broadening of sources of net income since IPO in 2006

Profile at IPO


Insurance
41%
Retail
banking
59%
Life
33%
Non-Life
8%

2006 Pro Forma including SNS PF, AXA NL Combined, Zwitserleven and Swiss Life Belgium (1)


SNS PF
10%
Insurance
57%
Retail
banking
33%
Life
44%
Non-Life
13%

1. *Net profit from "other activities" split pro rata over respective net profit contributions. AXA NL Combined contribution on SNS REAAL IFRS basis, including VOBA amortisation and financing costs. Amortisation of VOBA of AXA NL Combined allocated to Life net profit, financing costs split pro rata over Life and Non-Life. Zwitserleven and Swiss Life Belgium's operations income based on normalised 2006 net profit.*

3. Expand Product Range and Distribution Reach

Increased capabilities in SME and broader distribution will yield revenue synergies

Product Innovation

i-Pensioen

- Standard online products for SME segment
- Direct access to all accompanying legal documentation
- Wage inflation linked scheme and available premium scheme

Zwitserleven Ondernemerspensioen

- Specially developed for pension and risk insurance combined in one product
  - Variable income
  - Online tool for mutations and fund acquisitions

Innovative products form the basis for future growth

Distribution Strategy

Zwitserleven has a dedicated SME pensions salesforce and strong ties with pensions and SME intermediaries

Zwitserleven has been leveraging brand to expand into new distribution channels

Direct distribution via internet and telephone

Introduction of advisory sales branches

4. Establishes SNS REAAL as a Leader in Pensions

Zwitserleven will become centre of pensions expertise within SNS REAAL

ZwitserLeven



Headquarters in Amstelveen

- **Brand:**
  - All pensions business currently in SNS REAAL / AXA NL to be re-branded under the Zwitserleven brand
- **Organisation & Employees:**
  - Current REAAL Verzekeringen and AXA pensions business to be reverse-integrated into Zwitserleven organisation / systems framework (approx. €350 mn of REAAL Verzekeringen's premium income)[1]
  - Reverse-integration framework similar to the Bouwfonds Property Finance integration process
  - Culture and challenger mentality fits with SNS REAAL
  - No forced redundancies
- **Management:**
  - Marco Keim to become Board Member of REAAL Verzekeringen responsible for enlarged Zwitserleven business
  - One additional REAAL Verzekeringen Board seat for Zwitserleven executive
  - Experienced Zwitserleven management to remain in place

1. 2006 data.

5. Leading Brand and Reputation in Pensions Market

Zwitserleven brand fits with SNS REAAL's multi-brand strategy

ZwitserLeven





- Zwitserleven brand is a household name in the Dutch market with a strong association to pension products
  - Following 25 years of consistent marketing, the expression "het Zwitserleven gevoel" is universally associated in the Netherlands with pensions products
  - 85%[1] awareness when respondents were prompted
  - Well-recognised by both retail and SME customers

Banking Brands	Insurance Brands
SNS Fundcoach, ASN Bank, SNS Bank, SNS Regio Bank, BLG Hypotheken, SNS Property Finance	REAAL Verzekeringen, Proteq Direct Verzekeren, DBV Verzekeringen

1. *Source: Daphe Communication Management (2007).*

Agenda

1.	Transaction Highlights and Rationale	Sjoerd van Keulen
2.	**Overview of Zwitserleven**	**Marco Keim**
3.	Financial Impact	Ronald Latenstein van Voorst
4.	Reverse-integration Framework	Cor van den Bos
5.	Conclusion	Sjoerd van Keulen
6.	Questions & Answers	
7.	Appendix	

Growth Potential in Pensions Market

Growth Total Pension Funds' Assets (€ bn)[1]


800
600
400
200
0
CAGR '02 - '06: 13.9%
442.7
746.4
2002
2006

Total Pension Fund Contributions


Insurers
26%
Industry pension funds
52%
Company pension funds
22%
Total estimated market size (2): €32.0 bn

- Management of pensions increasingly shifting from public to private sector
- Insurers positioning to capture market share from pension funds
- Favourable drivers of growth in the Dutch pensions market:
  - Growing life expectancy
  - Increasing labour participation and higher wages
  - Historically low interest rates
- Increased regulatory supervision and legal transparency provide an increasingly level playing field

1. *Source: DNB (Pension Fund Supervision).*
2. *Estimates based on 2005 and 2006 data from DNB and AM Jaarboek respectively.*

Historical Performance Overview – Solid Growth



Premium Income (€ mn)(1)
1,600
1,200
800
400
0
1,028
1,208
822
2005
2006
HY 2007



New Production (€ mn)(2)
Corporate & SME
Individual
600
450
300
150
0
397
121
496
252
493
380
2005
2006
HY 2007



Value of New Business (VNB) (€ mn)(3)
12
9
6
3
0
9
11
9
2005
2006
HY 2007



Normalised Net Profit (€ mn)(4)
60
45
30
15
0
44
53
33
2005
2006
HY 2007

Source: Swiss Life data based on Swiss Life IFRS principles.

1. *GWP + Unit-linked premiums ("Deposits").*
2. *Includes new total GWP and Unit-linked premiums ("Deposits").*
3. *Based on Swiss Life Traditional EV principles.*
4. *Net Profit normalised primarily by deduction of tax-related exceptionals.*

Balanced Distribution Mix

Channel	Comments
Fee Consultants	• Strong relationships leading to the highest customer satisfaction for Zwitserleven
Swiss Life Network	• International cooperation between 51 local life insurers • Additional source of revenues in pensions
Intermediaries	• Focus on selected client segments • Growing relationship with service providers • High penetration in pension-focused intermediaries
Direct Sales	• Introduction of advisory sales branches • E-commerce contribution to new production increased from €3 mn in 2005 to €16 mn in 2006[1]


New Production 2006 (€496 mn)[1]
45%
52%
3%

Source: Swiss Life data.

1. *Includes new total GWP and Unit-linked premiums ("Deposits").*

Excellent Service and Employee Satisfaction

Excellent Service

Intermediary Channel Pensions Performance Ranking 2007[1]		POL (Life) 2006[2]	
REAAL Verzekeringen	#1	ZwitserLeven	#2
ZwitserLeven	#2	REAAL Verzekeringen	#5

Employee Satisfaction

Job Satisfaction[3]



7.3
7.1
6.9
6.7
6.5
6.7
6.9
7.0
7.2
2004
2005
2006
HY 2007

Absenteeism



6.0%
4.5%
3.0%
1.5%
0.0%
5.1%
3.8%
3.2%
3.4%
2004
2005
2006
HY 2007

1. *Source: Performance Survey 2007 by independent intermediaries NBVA, NVA, and DAK published by TNS NIPO.*
2. *Performance Onderzoek Leven (Performance Analysis Life), performed by IG&H Management Consultants.*
3. *Source: Swiss Life data. Employee satisfaction survey based on score 1-10 (10 being most satisfied); maximum score for Dutch employees is typically 7.0.*

Outstanding Client Satisfaction

Highest satisfaction score among fee consultants (distribution to corporate clients)



6.0
5.0
4.0
3.0
2.0
1.0
0.0
Average Commitment Score
2.5
3.0
3.5
4.0
Average Appraisal Score
ZwitserLeven
REAAL
Verzekeringen

Conclusions 2007 Survey[1]

- "Zwitserleven is the overall strongest pension player
- (Far) ahead compared to other insurers
- Extremely high commitment score (awareness) and appreciation by consultants
- Professional, established pension player, strong in client management
- Strong in Deferred Contribution schemes"

1. *Source: MotivAction Surveys of Fee Consultants.*

Operational Excellence


Operating Expenses(1) / Premium Income(2)
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
8.5%
7.8%
7.2%
2005
2006
2007E


Premium Income(2) / FTEs (€ mn)
2.00
1.60
1.20
0.80
0.40
0.00
1.43
1.69
1.89
2005
2006
2007E(3)

Source: Swiss Life data.

1. *Operating costs exclude commissions, asset management cost.*
2. *Premium income includes GWP and Unit-linked premiums ("Deposits").*
3. *2007 FTEs based on 1H 2007.*

Combining with SNS REAAL Strengthens and Accelerates Zwitserleven's Ambition

- Strengthening and acceleration of Zwitserleven's ambition to be "the" pension insurer of the Netherlands
- Reverse-integration of REAAL Verzekeringen's €350 mn pension business volumes
- Access to new distribution channels and products of SNS REAAL:
  - ASN Bank, SNS Fundcoach, SNS Regio Bank
- Access to new products of SNS REAAL:
  - Combined product development (e.g. wealth management)
- SNS REAAL's proven track-record in making acquisition a success
- Increased visibility of being part of SNS REAAL (e.g. Kaleidoscope logo)
- Cultural fit of "challenger-mentality" and client centric focus

Agenda

1.	Transaction Highlights and Rationale	Sjoerd van Keulen
2.	Overview of Zwitserleven	Marco Keim
3.	**Financial Impact**	**Ronald Latenstein van Voorst**
4.	Reverse-Integration Framework	Cor van den Bos
5.	Conclusion	Sjoerd van Keulen
6.	Questions & Answers	
7.	Appendix	

Side-by-Side – Material Addition to REAAL Verzekeringen

SNS REAAL Pro Forma(1) vs. Zwitserleven & Swiss Life Belgium (2006, € mn)

	SNS REAAL	Zwitserleven + Swiss Life BE	SNS REAAL	Zwitserleven + Swiss Life BE
Normalised Net Profit	89.5%	10.5%	557	65(2)
Total Assets	85.5%	14.5%	96,101	16,240
Shareholders' Equity	84.0%	16.0%	3,540	672(3)
FTE's	86.2%	13.8%	6,589	1,053

REAAL Verzekeringen(1) vs. Zwitserleven & Swiss Life Belgium (2006, € mn)

	REAAL Verzekeringen	Zwitserleven + Swiss Life BE	REAAL Verzekeringen	Zwitserleven + Swiss Life BE
Premium Income	68.5%	31.5%	3,660	1,683(4)
Normalised Net Profit	82.8%	17.2%	313	65(2)
Total Assets	66.7%	33.3%	32,592	16,240
Investments	63.3%	36.7%	25,209	14,611
Technical Reserves	65.1%	34.9%	23,972	12,847
Shareholders' Equity	65.0%	35.0%	1,250	672(3)
Embedded Value	72.3%	27.7%	3,273	1,256(5)

Note: All Zwitserleven and Swiss Life Belgium numbers are shown on a Swiss Life IFRS basis, unless otherwise stated.

1. *SNS REAAL and REAAL Verzekeringen financials are shown pro-forma for AXA NL Combined*
2. *Represents Zwitserleven's and Swiss Life Belgium's stated consolidated net profit (total of €166 mn) normalised for exceptional items (-€101 mn).*
3. *Based on Dutch and Belgian GAAP.*
4. *GWP + Unit-linked premiums.*
5. *Embedded value figures relating to Zwitserleven and Swiss Life Belgium are market consistent embedded value figures and are based on the accounting principles and embedded value principles applied by these respective entities, adjusted for SNS REAAL's 150% solvency requirement. These accounting principles and embedded value principles may differ from the accounting and European embedded value principles as used by SNS REAAL.*

Adjust Investment Portfolio Mix

Investment Portfolio for Own Account 2006

Zwitserleven


Equities
5%
Fixed Income
and Other
95%

€7.3 bn

Swiss Life Belgium


Equities
9%
Fixed Income
and Other
91%

€2.6 bn

REAAL Verzekeringen[1]


Equities
13%
Fixed Income
and Other
87%

€17.7 bn

Total Technical Reserves 2006[2]

Zwitserleven


Unit-linked
38%
For Own Risk
62%

€10.3 bn

Swiss Life Belgium


Unit-linked
15%
For Own Risk
85%

€2.5 bn

REAAL Verzekeringen[1]


Unit-linked
30%
For Own Risk
70%

€24.0 bn

Source: Swiss Life data.

1. *Pro Forma including AXA NL Combined, but excluding Zwitserleven and Swiss Life Belgium.*
2. *Unit-linked reserves includes separate accounts.*

Combined Financials

Zwitserleven / Swiss Life Belgium and SNS REAAL Combined Key Financials 2006					
(€ mn)	Zwitserleven	Swiss Life Belgium	Zwitserleven + Swiss Life Belgium	SNS REAAL ProForma	Total Combined
Premium Income [1]	1,208	475	1,683	3,660	5,343
Reported Net Profit	154	12	166	557	724
Normalised Net Profit	53 [2]	12	65	518	583
Shareholders' Equity (GAAP)	591	81	672	3,540 [3]	4,212
Total Assets	12,691	3,549	16,240	96,101	112,341

2006 Normalised Net Profit - SNS REAAL IFRS (€ mn)


200
160
120
80
40
166
(101)
10
Zwitserleven + Swiss Life BE Reported Profits
Exceptional Items(2)
Normalised Net Profit
SNS REAAL IFRS Adjustments(4)
Normalised Net Profit under SNS REAAL IFRS Principles

Source: Swiss Life data.

1. *GWP + Unit-linked premiums.*
2. *Tax-related exceptional impacting Zwitserleven's net profit.*
3. *IFRS Shareholders' Equity.*
4. *Predominantly consists of DAC accounting.*

Key Earnings Accretion Drivers	Impact
+ Pre-tax cost synergies per annum (fully phased-in)	+ €35 mn
+ Fiscal goodwill amortisation p. a., over 10 years after tax	+ €13 mn
+ Increase equity exposure to c.15%	Positive
+ 22% effective tax rate	Positive
– Pre-tax one-off restructuring costs	(€30) mn
– Cost of financing	Negative
– VOBA amortised over 14 years	Negative
• Revenue synergies	Positive, but not incl. in analysis

EPS accretive in the first 12 months after completion

Embedded Value Highlights – SNS REAAL Principles

	€ mn	Zwitserleven	Swiss Life Belgium	Combined
	Net Asset Value (Local GAAP) 31/12/06	591	81	672
30/09/2007	Net Asset Value (Local GAAP)	673	89	762
30/09/2007	Adjusted Net Asset Value (IFRS)	844	126	970
30/09/2007	Value In-force[1]	257	(2)	255
30/09/2007	**Market Consistent Embedded Value**	**1,102**	**124**	**1,225**
2006	Value of New Business[1]	19.4	(3.7)	15.8
2006	New Business APE[1]	187	31	218
2006	New Business Margin	10.4%	n.m.	7.3%

Comments

- 30/09/07 Zwitserleven embedded value to benefit from the following:
  - Synergies and diversification benefit
  - Lower SNS REAAL effective tax rate
  - Asset mix and investment policy

Source: Swiss Life data.

1. *Based on SNS REAAL European EV principles which differ from Swiss Life Traditional EV principles.*

Valuation at 1.17x MCEV

Breakdown of Maximum Total (€ mn)


1,750
1,400
1,050
700
350
0
1,345
90
1.435
100
1,535
Purchase Price
Maximum Payment under Completion Mechanism (1)
Maximum Purchase Price
NPV of Tax Benefit (2)
Maximum Total Consideration

Maximum Purchase Price as a multiple of:

- 30/09/07 MCEV 1.17x
- 30/09/07 Net Asset Value 1.48x
- 1H 07 Annualised Earnings 16.7x

NPV of Tax Benefit:

- Asset liability transaction for NL creates tax deductible Fiscal Goodwill
- Amortisation of Fiscal Goodwill[2] over 10 years results in annual cash tax saving of approximately €13 mn

1. *Completion Mechanism predominantly consists of the difference between the year-end 2006 and year-end 2007 local GAAP net asset value (NAV).*
2. *Calculated as Maximum Purchase Price for Zwitserleven minus Dutch ANAV, discounted over 10 years.*

Financing the Transaction


Financing (€ mn)
1,750
1,400
1,050
700
350
0
600
90
845
1,535
Foundation Shares
Double Leverage (1)
Senior Debt/ Internal Resources
Maximum Financing Requirement

- Not tapping public equity markets
- New class of shares issued to the Foundation ("Foundation Shares")
- Meets internal solvency requirements
- Completion expected H1 2008; final financing mix to be determined at that point in time

1. *Double Leverage of €90 mn results from 15% of €600 mn equity treatment of Foundation Shares.*

Supportive Role of the Foundation

Goal of the Foundation	• Support SNS REAAL in its growth and development • Act in the best interests of SNS REAAL, its subsidiaries and its stakeholders
Key Benefits of Foundation Shares	• Transaction certainty • Permanent capital to qualify for DNB solvency and rating agencies' core capital • Provide capital that is less dilutive than ordinary shares • Dividend yield on Foundation Shares not more than dividend yield on ordinary shares(1)
Other	• Foundation's ownership of 54.3% of SNS REAAL ordinary shares remains unchanged • Issuance of a new class of shares to the Foundation requires an amendment to the Articles of Association, to be voted in an Extraordinary General Meeting ("EGM")

1. *At the time of declaring the dividend on Foundation Shares.*

Foundation Shares Compared to Ordinary Shares

	Foundation Shares	Ordinary Shares
Capital	€600 mn	€3,540 mn[1]
Number of Shares	6	261 mn
Voting Rights	1 vote per share	1 vote per share
Dividend Yield	Dividend Yield ≤ Ordinary Dividend Yield[3]	Ordinary Dividend Yield
Share in Retained Earnings[2]	No	Yes
Loss Absorption on Paid-in Capital	Pro-rata	Pro-rata
Redemption	Non-redeemable	Non-redeemable
Transferability	Non transferable	Freely transferable
Liquidity	Non tradable	Exchange traded

Note: Terms of Foundation Shares are for illustrative purposes and will be presented to an EGM. See Appendix for further detail.

1. *Shareholders' equity as of 30/06/2007, Pro Forma for AXA NL Combined.*
2. *Ordinary shareholders' share in the upside and downside of retained earnings.*
3. *At the time of declaring the dividend on the Foundation Shares.*

Financial Targets and Dividend Policy

Long-term Financial Targets Maintained

• Medium-term EPS growth	10%
• Return on ordinary shareholders' equity	15%
• Double Leverage	<115%
• Life solvency	>150%
• Market share individual life	14-17%
• Market share non-life	4-6%

To be Reconsidered

Dividend Policy Unchanged

- Foundation Shares carry a financing cost linked to SNS REAAL's total dividends paid
- EPS based on net income attributable to ordinary shareholders post dividends on Foundation Shares(1)
- 40-45% dividend payout ratio to ordinary shareholders maintained

1. *See appendix for illustrative calculations.*

Transaction is Consistent with SNS REAAL Acquisition Criteria

Attractive Valuation	• P/MCEV 1.17x, in line with precedent transactions • Estimated cost synergies of 35% of Zwitserleven operating expenses • Substantial revenue synergies not included in the Purchase Price
Benefits of Foundation Shares	• €600 mn Foundation Shares • Core solvency treatment without issuing new ordinary shares • Provides equity capital at attractive terms
Financially Attractive	• Benefit from larger scale (synergies), income and risk diversification • EPS accretive starting in first 12 months after completion of the transaction • Benefit from rebalancing of Zwitserleven's asset mix to higher equity exposure
Financial Targets Maintained	• Group Double Leverage within 115% target • REAAL Verzekeringen 2008E solvency margin above 150% • Maintain 40-45% dividend payout ratio to ordinary shareholders

Agenda

1.	Transaction Highlights and Rationale	Sjoerd van Keulen
2.	Overview of Zwitserleven	Marco Keim
3.	Financial Impact	Ronald Latenstein van Voorst
4.	**Reverse-integration Framework**	**Cor van den Bos**
5.	Conclusion	Sjoerd van Keulen
6.	Questions & Answers	
7.	Appendix	

Strong Integration Track Record

- **Recent acquisitions:**
  - Zurich Nederland (2003)
  - Univé Leven portfolio (2004)
  - Nieuwe Hollandse Lloyd (2005)
  - Bouwfonds Property Finance (2006)
  - Regio Bank (2007)
  - AXA NL (2007)
- **Integration Zurich Nederland:**
  - 50% cost reduction realised
  - Realised FTE reduction of approximately 50% in 2 years
- **Integration Nieuwe Hollandse Lloyd:**
  - 39% FTE reduction to date
  - Integration expected to be fully finalised before year-end 2007

- Significant experience with integration of back offices, ICT systems and sales organisations
- Experience in staff reduction processes
  - Relocations
  - Best of breed principle
  - Benefit from natural FTE attrition
- Conservative approach to cost synergies and integration with synergies phased over 4 years reflecting reverse-integration of Zwitserleven

Material Cost Synergies Expected in the Netherlands

Integration Approach

- Zwitserleven reverse-integration[1] lessens strain on SNS REAAL's management and organisation

Cost Synergies

- Expected fully phased pre-tax cost synergies of **€35 mn** p.a. as of 2012:
  - 4 years of restructuring to be completed in 2012
  - Approximately 35% of Zwitserleven's 1H 2007 annualised cost base
  - Combined FTE reduction at REAAL Verzekeringen and Zwitserleven expected to amount to ~300 FTEs, through natural attrition (no forced redundancies)
  - Procurement savings
- Total estimated pre-tax restructuring cost of **€30 mn** equally phased over the integration period

Revenue Synergies

- Potential revenue synergies are expected to have an additional positive effect
  - Select best products of both parties
  - Limited overlap between intermediaries of REAAL Verzekeringen and Zwitserleven provides opportunities to cross-sell respective products
  - Distribution / product partnership with e.g. SNS Bank, ASN Bank, SNS Fundcoach, SNS Regio Bank

Product Development – No Additional IT Capacity Needed

Pensions

- Defined contribution pensions
- Defined benefit pensions
- Individual pensions
- Hybrid pensions

Individual Life and Mortgages

- Unit-linked / universal life
- Direct annuities
- Simple risk policies direct proposition
- Mortgage

REAAL Verzekeringen ⟷ ZwitserLeven

- State-of-the-art and complementary products
- Zwitserleven has some of the best pension products in the market
- REAAL Verzekeringen is renowned for its unit-linked pension products
- Excellent fit in individual life products

Limited Overlap Between AXA NL Integration and Zwitserleven's reverse-integration


AXA NL Integration
Phase 0
Phase 1
Phase 2
Phase 3
Legal and social authorisations
Integration planning and pre-organisation
Operational and commercial integration
Systems integration and conversions
April 2007
Sept 2007
Jan 2008
July 2008
2010
Zwitserleven Integration
Phase 0
Phase 1
Phase 2
Phase 3
Legal and social authorisations
Integration planning and pre-organisation
Operational and commercial integration
Systems integration and conversions
Jan 2008
July 2008
Jan 2009
July 2009
Jan 2012

[redacted]

Agenda

1.	Transaction Highlights and Rationale	Sjoerd van Keulen
2.	Overview of Zwitserleven	Marco Keim
3.	Financial Impact	Ronald Latenstein van Voorst
4.	Reverse-integration Framework	Cor van den Bos
5.	**Conclusion**	**Sjoerd van Keulen**
6.	Questions & Answers	
7.	Appendix	

Unique Opportunity with Great Strategic Fit

Consolidates SNS REAAL's position in the Dutch insurance market and establishes it as a leading pensions player

1. Creates #2 life insurer in the Netherlands
2. Increase diversification of SNS REAAL's sources of income
3. Expand into SME and broaden distribution channels
4. Build centre of excellence in pensions business
5. Support growth with strong Zwitserleven brand and reputation

ZwitserLeven

Agenda

1.	Transaction Highlights and Rationale	Sjoerd van Keulen
2.	Overview of Zwitserleven	Marco Keim
3.	Financial Impact	Ronald Latenstein van Voorst
4.	Reverse-Integration Framework	Cor van den Bos
5.	Conclusion	Sjoerd van Keulen
6.	**Questions & Answers**	
7.	Appendix	

Questions & Answers

Agenda

1.	Transaction Highlights and Rationale	Sjoerd van Keulen
2.	Overview of Zwitserleven	Marco Keim
3.	Financial Impact	Ronald Latenstein van Voorst
4.	Reverse-Integration Framework	Cor van den Bos
5.	Conclusion	Sjoerd van Keulen
6.	Questions & Answers	
7.	**Appendix**	

Calculating Foundation Shares Dividend

- Two inputs required to calculate dividends for Foundation Shares:
  - Dividend Payout Ratio for ordinary shareholders (DPR)
  - Pro-rata share of total dividends to Foundation Shares

1. Dividend payout ratio = 40-45% target maintained

2. Pro-rata share of Foundation (FSH) = $\frac{\text{Paid-in capital x Discount Factor}}{\text{(Paid-in capital + 3-month average market value)}}$

Dividends for Foundation Shares € = $\frac{\text{Net Profit €}}{(1 + ((1 - FSH) / (FSH * DPR)))}$

Foundation Shares Dividend – Illustration Only

Illustrative net profit SNS REAAL	€500 mn
Dividend Payout Ratio for ordinary shareholders (**DPR**)	45.0%
SNS REAAL 3-month average market value	€4,100 mn
Foundation Shares Paid in Capital	€600 mn
Discount Factor (to be fixed from the outset at 1.00x or lower)	0.90x
Pro-rata share of Foundation (**FSH**)	11.5%
Dividends for Foundation Shares = 500 ÷ (1 + (88.5% ÷ (11.5% x 45%)))	€28 mn
Implied Yield on Foundation Shares	4.6%
Dividends for Ordinary Shares	€212 mn
Implied Yield on Ordinary Shares	5.2%

Organisational Structure


Executive Board REAAL Verzekeringen
REAAL Verzekeringen Life
REAAL Verzekeringen Non-Life
Zwitserleven (REAAL pensions)
AXA/Winterthur (until April 2008)
Proteq
Swiss Life Belgium
DBV

Zwitserleven Management Team

Marco Keim, CEO



- CEO since 2002
- Joined Zwitserleven as CMO in 1999
- Chartered Accountant
- Previously employed at NS Reizigers, Fokker Aircraft and Aircraft Trading and Financing
- Master in Business Economics, degrees in Business Administration and Law

Ties Tiessen, CFO



- Joined Zwitserleven in 2004 as CFO
- Previously Head of F&A at LeasePlan Nederland NV
- Other work experience includes management role at Unisys, Controller at Getronics, Chartered Accountant at Ernst & Young
- Master in Business Economics

Henk Grevelman, CTO



- Joined Zwitserleven in 2000 as CTO
- Previously Head of IT at AXA
- Other work experience includes corporate advisory and project management at ING Bank
- Degree in Business Economics

Rolf van Woerkom, CMO



- Joined Zwitserleven in 2005 as CMO
- Previously employed as Commercial manager corporate pensions at AEGON
- Other work experience includes Unilever and Sara Lee
- Degree in Trade Economics

Corné van Nijhuis, COO



- COO since 2002
- Previously manager at *i.a.* Ernst & Young Management Consultants and Achmea
- Post-doctoral degree in Controlling
- Master in Business Economics

Dick Stoop, CRO



- Joined Zwitserleven in 1996 as Manager Actuarial Product Development
- CRO since 2003
- Prior experience in various actuarial positions at Fortis and Achmea
- Master in Actuarial Science

Gerard Sirks, CIO



- CIO and Head of Swiss Life Asset Management since 2006
- Previously various (interim-) management positions at *i.a.* Van Lanschot Bankiers
- Master in Chemistry and various securities and derivates broking

Swiss Life Belgium Management Team

Charles Relecom, CEO



- CEO since 2006
- 29 years of insurance experience with "La Suisse" Assurances, Elvia Vie and Rentenanstalt/Swiss Life in Zurich and Belgium
- Actuarial degree from the Catholic University of Louvain

Thierry Van Rossum, CFO



- CFO since 2002
- Joined Swiss Life Belgium in 1995
- Previously an auditor at Coopers & Lybrand
- Management degree from Solvay Business School
- Germanic philosophy degree from Catholic University of Louvain

Peter Brewee, CRO



- CRO since 2005
- Joined Swiss Life Belgium in 1996
- Degrees in Commercial Engineering and Actuarial Sciences
- Secretary General of the Royal Association of Belgian Actuaries

Tanguy Polet, CMO



- CMO since 2006
- Previously HR Director and Compliance Officer at Zelia
- 12 years as a lawyer in commercial and labour law (Simmons&Simmons; Ernst&Young Law)
- Law degree of Catholic University of Louvain

Jan van Autreve, COO



- COO and CIO since 2004
- Joined Swiss Life Belgium in 2002
- Previously an equity derivatives trader at KBC Securities
- Degrees in Financial Analysis and Applied Economic Sciences of University of Ghent

Martine Reniers, CTO



- CTO since 2001
- Joined Swiss Life Belgium in 1992
- Previously Head of IT Development at Winterthur
- Degree in Commercial Engineering from Solvay Business School

Katty Janssens, CPO



- CPO since 2006
- Previously Chief Business Development for pension fund Amonis
- Worked at Fortis Employee Benefit division from 1990 to 2001
- Actuarial degree from the Catholic University of Leuven

Isabelle Sonneville, CHR



- CHR since 2004 when joined the Company
- Previously a lawyer specialised in labour law for 10 years more recently with Bogaert & Vandemeulebroeke
- Law degree from the Catholic University of Louvain

Benefit from a Strong International Network Providing SNS REAAL with Potential for Further Cooperation



Country	Network Partner	Country	Network Partner
Argentina	Galicia Seguros S.A.	China	Ping An Insurance Company
Armenia	Rosgosstrakh	Colombia	Seguros Bolívar
Aruba	Zwitserlven	Costa Rica	Seguros de Occidente
Australia	Hannover Life Re of Australasia	Curaçao	ZwitserLeven
Austria	Wiener Städtische	Cyprus	Aspis Pronia
Azerbaijan	Rosgosstrakh	Czech Republic	Kooperativa
Belarus	Rosgosstrakh	Denmark	Danica Pension
Belgium	Swiss Life (Belgium)	Denmark	Int'l Health Insurance (IHI)
Bonaire	ZwitserLeven	Denmark	PFA Pension
British Virgin Islands	Fort Dearborn Life	El Salvador	Aseguradora Mundial
Brazil	Icatu Hartford	Finland	Ilmarinen
Canada	Great-West Life	Finland	Veritas Life Insurance
Chile	Cruz del Sur	France	Swiss Life (France)

Country	Network Partner	Country	Network Partner
Georgia	Rosgosstrakh	Panama	Aseguradora Mundial
Germany	Swiss Life (Germany)	Philippines	First Guarantee Life
Greece	Aspis Pronia	Poland	Compensa S.A.
Guatemala	Seguros de Occidente	Portugal	Groupama Seguros
		Russia	Rosgosstrakh
		Saba	ZwitserLeven
Honduras	Seguros de Occidente	Singapore	NTUC Income
	Aseguradora Mundial	Singapore	Swiss Life Network
Hong Kong	Sun Life Hong Kong Limited	Slovakia	Kooperativa
Hungary	UNION Biztosító	South Africa	Momentum Life
India	Kotak Mahindra Old Mutual Life	Spain	VidaCaixa
Indonesia	NTUC Income	St. Eustatius	ZwitserLeven
Ireland	Irish Life	St. Maarten	ZwitserLeven
Italy	Apulia Previdenza	Sweden	Danica Fondförsäkring
Japan	Meiji Yasuda Life	Switzerland	Swiss Life (Head Office)
Kazakhstan	Rosgosstrakh	Switzerland	Helsana
Korea	Korea Life	Taiwan	Kuo Hua Life
Kyrgyzstan	Rosgosstrakh	Tajikistan	Rosgosstrakh
Luxembourg	Swiss Life (Luxembourg)	Thailand	Bangkok Life
Malaysia	Hong Leong Assurance	Turkmenistan	Rosgosstrakh
Mexico	Seguros Inbursa	Ukraine	Rosgosstrakh
Moldova	Rosgosstrakh	United Kingdom	Unum
Monaco	Swiss Life (France)	Uruguay	Galicia Seguros S.A.
Netherlands	ZwitserLeven	US Virgin Islands	Fort Dearborn Life
New Zealand	Hannover Life Re of Australasia	USA	Fort Dearborn Life
Nicaragua	Seguros de Occidente	Uzbekistan	Rosgosstrakh
	Aseguradora Mundial	Venezuela	Seguros Comerciales Bolivar
Norway	Danica Pensjon	Vietnam	NTUC Income
Norway	Vital Forsikring		

Preliminary Unaudited Combined Accounts

Balance Sheet under SNS REAAL IFRS accounting principles

(€ mn)	SNS REAAL	SNS REAAL incl. SNS PF adj.	Acquis. AXA NL Comb.	Pro Forma SNS REAAL incl. AXA	Zwitserleven (IFRS)	Swiss Life Belgium (IFRS)	Zwitserleven + Swiss Life Belgium	Combined PPA/ Financing/ Consolidation	Acquisition Combined	Combined SNS REAAL
Goodwill and Other Intangible Assets	883	883	818	1,701	134	46	181	193		2,075
Tangible Fixed Assets	320	320	114	434	48	25	74	-	374	508
Investments	10,900	10,900	8,001	18,901	7,519	2,632	10,151	-	74	29,052
Investments for Ins. Contracts on Behalf of Policy Holders	3,955	3,955	3,583	7,538	4,171	433	4,614	-	10,151	12,152
Loans and Advances	60,469	60,469	3,110	63,579	-	-	-	-	4,614	63,579
Other Assets	3,215	3,215	733	3,948	284	403	686	-	-	4,634
Total assets	**79,742**	**79,742**	**16,359**	**96,101**	**12,157**	**3,549**	**15,706**	**193**	**686**	**112,000**
Equity Attributable to Shareholders	3,200	3,200	340	3,540	1,149	193	1,342	(742)	15,899	4,140
Participation Certificates and Subordinated Debts	1,664	1,664	25	1,689		-	-	-		1,689
Debt Certificates	31,259	31,259	4,514	35,773	1	259	260	935	600	36,968
Technical Provisions Insur. Contracts Own Risk and Account	9,374	9,374	7,302	16,676	6,267	2,526	8,794	-	-	25,470
Techn. Provisions for Contracts on Behalf of Policy Holders	3,909	3,909	3,357	7,266	4,150	416	4,565	-	1,195	11,831
Savings	13,678	13,678	(332)	13,346	-	-	-	-	8,794	13,346
Amounts Due	14,013	14,013	79	14,092	-	-	-	-	4,565	14,092
Other Liabilities	2,645	2,645	1,074	3,719	589	156	745	-	-	4,464
Total Equity and Liabilities	**79,742**	**79,742**	**16,359**	**96,101**	**12,157**	**3,549**	**15,706**	**193**	**15,899**	**112,000**

Preliminary Unaudited Combined Accounts

Profit & Loss Account under SNS REAAL IFRS accounting principles

(€ mn)	SNS REAAL	SNS REAAL incl. SNS PF adj.	Acquis. AXA NL Comb.	Pro Forma SNS REAAL incl. AXA	Zwitserleven (IFRS)	Swiss Life Belgium (IFRS)	Zwitserleven + Swiss Life Belgium	Combined PPA/ Financing/ Consolidation	Acquisition Combined	Combined SNS REAAL
Net Interest Income Banking Operations	567	732	18	750	-	-	-	-	-	750
Net Commission and Management Fees	120	120	-	120	-	-	-	-	-	120
Other Income	81	82	-	82	-	-	-	-	-	82
Total Income Bank. Operations	**768**	**934**	**18**	**952**	-	-	-	-	-	**952**
Net Premium Income	1,958	1,958	1,621	3,579	778	212	991	-	991	4,570
Result on Investments	791	791	825	1,616	522	128	650	-	650	2,266
Other Income	46	46	20	66	0	9	9	-	9	75
Total Income Insurance Operations	2,795	2,795	2,466	5,261	1,300	350	1,650	-	1,650	6,911
Other Income and Eliminations	4	4	-	4	-	-	-	-	-	4
Total Income	**3,567**	**3,733**	**2,484**	**6,217**	**1,300**	**350**	**1,650**	-	**1,650**	**7,867**
Technical Expenses	2,272	2,272	2,031	4,303	934	200	1,134	7	1,141	5,444
Other Expenses	836	916	281	1,197	278	147	425	43	468	1,665
Total Expenses	**3,108**	**3,188**	**2,312**	**5,500**	**1,212**	**347**	**1,559**	**50**	**1,609**	**7,109**
Operating Profit Before Taxation	459	545	172	717	89	3	91	(50)	41	758
Taxation	88	114	46	160	26	(9)	16	(14)	2	162
Net Profit Attributable to Minority interests	-	-	-	-	-	-	-	-	-	-
Net Profit Attributable to Shareholders	**371**	**431**	**126**	**557**	**63**	**12**	**75**	**(36)**	**39**	**596**

Note: The combined financials exclude the following elements: synergies, rebalancing investment portfolio, restructuring charges, lower effective tax rate, cost of financing on Foundation Shares and Fiscal Goodwill tax benefit.

SNS REAAL

TRADING UPDATE 3rd QUARTER 2007

Utrecht, 15 November 2007

"SNS REAAL on track, moderate risk profile maintained"

All comparisons are made between the third quarter of 2007 and the second half of 2006 (divided by two) unless otherwise mentioned.

Key points for the third quarter:

- SNS REAAL net profit slightly up
- Banking result up, driven by SNS Property Finance
- Life insurance profit impacted by lower investment income
- Non life insurance posts strong profit
- SNS Retail Bank net interest income higher
- Continued growth of regular life premiums at REAAL Insurance, rebound of single life premiums
- Efficiency ratio and operating cost/premium ratio show further improvement
- Closing of acquisition of AXA NL, with a positive contribution in September
- SNS Regio Bank integration on track
- Further improvement in liquidity: funding of SNS Bank secured well into the second half of 2008

"SNS REAAL has had a satisfactory third quarter. Net profit for the group was up slightly, despite lower investment income at REAAL. At SNS Bank, net interest income (excluding SNS Property Finance and Regio Bank) increased. At REAAL, both regular and single life premiums showed an increase and non-life profits improved considerably. Moreover, we continue to reap the benefits from our focus on cost control. Progress with our recent acquisitions is on track. The contribution to the third quarter profit from SNS Property Finance was solid, in line with previous quarters. SNS Regio Bank made an encouraging start and we completed the acquisition of the Dutch operations of AXA on 5 September. We maintained our moderate risk profile, with no exposure to US subprime lending, and we continued to pay special attention to our funding position. By now, the operations of SNS Bank are fully funded well into the second half of 2008. At REAAL, the partial hedging of equities has been kept in place" said Sjoerd van Keulen, chairman of the Executive Board.

SNS Bank:

SNS Retail Bank's (excluding SNS Property Finance and Regio Bank) third quarter net interest income was higher than the level achieved in the second half of 2006 and equalled the good performance of the first half of 2007. Margin pressure in Mortgages was more than compensated by improved margins for other products, most notably Savings. Prepayment penalties were lower. Compared to the end of June 2007, SNS Retail Bank regained market share in Mortgages, although it is still slightly below the target range of 8 to 10%. The success of the recent Savings marketing campaigns, combined with another strong quarter at ASN Bank as well as the consolidation of Regio Bank, produced rapid growth in Savings balances and market share.

Commission income showed an increase in the third quarter, mainly due to higher assets under management, also at SNS Fundcoach, and improving commissions on bank cards.

Other income segments were lower. In contrast to the second half of 2006, no bond gains were realized and the result on derivatives was negative in the third quarter of this year.

Operating expenses at SNS Retail Bank were kept well under control and declined compared to the second half of 2006. Value adjustments remained low, in line with the first half of 2007.

As the good underlying development was offset by the mentioned lower other income items and a higher tax rate, net profit of SNS Retail Bank in the third quarter came in lower, compared to the second half of 2006.

SNS Property Finance, consolidated since December 2006, delivered another good quarter, in line with the first half of 2007. Revenue growth picked up compared to previous quarters. Value adjustments edged up, in the absence of releases of provisions that took place in the first half of 2007. The integration of the existing property finance activities of SNS Retail Bank with those of SNS Property Finance is scheduled to be completed before year-end.

Regio Bank has been included in SNS Bank's result since 1 July 2007. It made a positive but small contribution to the bottom line in the third quarter. The integration with CVB Bank to form the rebranded SNS Regio Bank is well underway and, at this moment, over 550 franchisees have signed a new contract with this banking franchise formula.

For SNS Bank as a whole, the contribution of SNS Property meant that the third quarter net profit was well ahead of the level in the second half of 2006. Compared to the first half of 2007, the third quarter total banking net profit was slightly up.

REAAL Insurance:

On 5 September 2007, SNS REAAL succesfully completed the acquisition of the Dutch operations of AXA. The contribution of AXA NL to the third quarter result of REAAL, before financing costs, was positive. During the SNS REAAL Investor Day to be held on 20 November, SNS REAAL will provide an update of the financial performance of AXA NL in 2007 and present the main elements of the integration plan.

The underlying life insurance operations had another good quarter. Regular premiums were again higher and single premiums rebounded strongly. Market share for total life insurance grew further and costs were broadly stable. Net profit at REAAL Life Insurance, excluding AXA NL, was lower due to a negative result on a stock option portfolio used to hedge part of the equity exposure in the investment portfolios of REAAL and AXA. These derivatives are treated at fair value through the profit & loss account.

Due to the seasonal pattern, third quarter non-life premiums were down. A favourable claims experience resulted in a strong third quarter non-life net profit, well ahead of the level in the second half of 2006 and previous quarters in 2007.

For REAAL as a whole, the lower result at Life Insurance led to a lower third quarter profit, compared to both the second half of 2006 and the first half of 2007.

Group Activities:

The Group Activities comprise the business units managed directly at holding company level, their income and expenses not being allocated to SNS Bank or REAAL Verzekeringen. The net result of Group Activities was down compared to the second half of 2006, partly due to financing costs for AXA NL. Compared to the first half of 2007, excluding one-off gains and losses, the third quarter net result of Group Activities improved.

About SNS REAAL

SNS REAAL is an innovative service provider in the banking and insurance sector with a prime focus on the Dutch retail market and on small and medium-sized businesses. Its activities cover three main product groups: mortgages and property finance, savings and investments and insurance. Based on its historical background, SNS REAAL has always felt close to Dutch society. With a balance sheet total of 83 billion Euros (per end of June 2007) SNS REAAL is one of the major financial bank-assurance companies in the Netherlands. The company has a staff of approximately 7.000 and is headquartered in Utrecht, The Netherlands.

(At 10.00 AM an audio web cast starts on www.snsreaal.com)

SNS REAAL Corporate Communications
Annemiek Louwers
annemiek.louwers@snsreaal.nl
Tel: +31 (0) 30 291 48 77

SNS REAAL Investor Relations:
Jacob Bosscha
jacob.bosscha@snsreaal.nl
Tel: +31 (0) 30 291 42 46

Victor Zijlema
victor.zijlema@snsreaal.nl
Tel: +31 (0) 30 291 42 47

Disclaimer

Reservation concerning forward looking statements

This trading update contains forward looking statements concerning future events. Those forward looking statements are based on the current information and assumptions of the SNS REAAL management concerning known and unknown risks and uncertainties.

Forward looking statements do not relate to definite facts and are subject to risks and uncertainty. The actual results may differ considerably as a result of risks and uncertainties relating to SNS REAAL's expectations regarding such matters as the assessment of market risk or possible acquisitions, or business expansion and premium growth and investment income or cash flow predictions or, more generally, the economic climate and changes in the law and taxation.

SNS REAAL cautions that expectations are only valid on the specific dates, and accepts no responsibility for the revision or updating of any information following changes in policy, developments, expectations or the like.

This trading update has not been audited.

SNS REAAL

RECEIVED
2007 NOV 17 A 9:25

PRESS RELEASE

Utrecht, 20 November 2007

Investor day at SNS REAAL

Today, Tuesday 20 November, SNS REAAL is hosting its first Investor Day.

In a series of presentations, Executive Board members and members of the management team will discuss strategy, market dynamics, opportunities for growth, capital and risk management and financial targets.

The presentations will include a summary of the acquisition of the Dutch and Belgian businesses of Swiss Life Holding which was announced yesterday 19 November. There will also be an update on AXA NL, which was acquired on 5 September 2007, covering its financial performance in 2007 and the main elements of the integration, which is on track.

Timetable:

09.00 am (CET)	Welcome remarks	Sjoerd van Keulen
09.10	Strategic Update	Sjoerd van Keulen / Ronald Latenstein van Voorst
10.30	Break	
10.45	REAAL Verzekeringen	Cor van den Bos
11.30	Integration of AXA NL	Cor van den Bos
12.00	Acquisition of Swiss Life NL/B	Cor van den Bos
12.45	Lunch	
13.45	SNS Bank	Rien Hinssen / Henk Kroeze
14.45	SNS Property Finance	Marius Menkveld
15.30	Break	
15.45	SNS Regio Bank	Mark Straub
16.15	Wrap Up	Ronald Latenstein van Voorst

The Investor Day can be followed via a live webcast on www.snsreaal.nl.

SNS REAAL Investor Relations:
Jacob Bosscha
jacob.bosscha@snsreaal.nl
Tel: +31 (0) 30 291 42 46

Victor Zijlema
victor.zijlema@snsreaal.nl
Tel: +31 (0) 30 291 42 47

SNS REAAL Corporate Communications
Annemiek Louwers
annemiek.louwers@snsreaal.nl
Tel: +31 (0) 30 291 48 77

INFORMATION FILED WITH EURONEXT SINCE JANUARY 2008

Unofficial English translation of the deed of amendment
of the articles of association of SNS REAAL N.V.

In this translation an attempt has been made to be as literal as possible, without jeopardising the overall continuity. Inevitably, differences may occur in translation, and if so, the Dutch text will govern.

DEED OF AMENDMENT OF THE ARTICLES OF ASSOCIATION SNS REAAL N.V.

On this day, the [ ] day of [ ] two thousand and eight, appeared before me, Wijnand Hendrik Bossenbroek, civil law notary in Amsterdam:
[ ].
The person appearing declared that the general meeting of shareholders of SNS REAAL N.V., a limited liability company (*naamloze vennootschap*), having its corporate seat in Utrecht (address: 3521 BJ Utrecht, Croeselaan 1, trade register number: 16062627) (the "**Company**"), has resolved in an extraordinary general meeting of shareholders held on the twenty-ninth day of January two thousand and eight (the "**Resolution**") to partially amend the articles of association of the Company. A copy of the minutes of such meeting will be attached to this deed.
Further to the Resolution, the person appearing, acting in the above capacity, stated that the articles of association of the Company are partially amended as follows:

A. **Article 3 shall read as follows:**

"**Share capital and shares.**

Article 3.

3.1. The authorised share capital of the company amounts to one billion seven hundred one million seven hundred twenty-eight thousand three hundred ninety-two euros and eighty-seven eurocents (EUR 1,701,728,392.87). It is divided into:

a. one billion forty-four million five thousand one hundred forty-three (1,044,005,143) ordinary shares; and

b. six (6) shares B,

of one euro and sixty-three eurocents (EUR 1.63) each.

3.2. Where reference is made to shares in these articles of association, without further specification, this shall be understood to mean both the ordinary shares and the shares B.
Where reference is made to shareholders in these articles of association, without further specification, this shall be understood to mean both the holders of ordinary shares and the holders of shares B."

B. **Paragraphs 3 and 4 of article 4 shall read as follows:**

"4.3. For the validity of an issuance resolution or an appointment resolution of the general meeting of shareholders, a prior or simultaneous approval resolution is required from each group of holders of shares of the same class whose rights are impaired by the issuance.

4.4. Within eight days after a resolution of the general meeting of shareholders to issue shares or to appoint the executive board, the company shall file the full text of the resolution with the office of the commercial register of the place, where the company is registered."

C. **Paragraphs 5 up to and including 8 of article 4 shall be renumbered to, respectively, paragraphs 7 up to and including 10.**

D. **New paragraphs 5 and 6 shall be added to article 4, which shall read as follows:**

"4.5. Within eight days after the end of each quarter, the company shall report each issuance of shares during the last quarter at the office of the commercial register, where the company is registered, stating the number and class of the issued shares.

4.6. The provisions of paragraphs 1 up to and including 5 shall apply correspondingly to the granting of rights to subscribe for shares, but shall not apply to an issuance of shares to a person who exercises a right to subscribe for shares if such a right was previously acquired."

E. **Article 4 paragraph 10 (previously: article 4 paragraph 8) shall read as follows:**

"4.10. Upon the issuance of an ordinary share, its transfer for inclusion in the giro deposit, as meant in the Securities Book-Entry Transfer Act ("Wge") ("Giro Deposit") or into a joint deposit, as meant in the Wge ("Joint Deposit"), respectively, can be effected by the company without the cooperation of other participants in the Joint Deposit and of other affiliated institutions, as meant in the Wge ("Affiliated Institutions"). To do so, it is sufficient for the company to add the ordinary share to the register in the name of the Central Institute for Giro Securities Transactions, as meant in the Wge ("Central Institute") or the Affiliated Institution respectively, mentioning the fact that the ordinary share has been added to the Giro Deposit or the Joint Deposit respectively, and the other information as meant in article 9, paragraphs 3 and 5, and the Central Institute or the Affiliated Institution respectively, accepts the transfer."

F. **A new paragraph 3 shall be added to article 5, which shall read as follows:**

"5.3. To the extent that the value of a contribution on a share exceeds the nominal amount of such share, the excess shall be added to the share premium reserve attached to the shares of the relevant class."

G. **Article 8 paragraph 2 shall read as follows:**

"8.2. Cancellation of shares can apply to shares which are held by the company itself or to shares for which the company holds depositary

receipts. Cancellation with repayment can apply to all shares B."

H. **Article 8 paragraph 4 shall be renumbered to article 8 paragraph 5.**

I. **A new paragraph 4 shall be added to article 8, which shall read as follows:**

"8.4. A resolution for the reduction of share capital requires a prior or simultaneous approval resolution from each group of holders of shares of the same class whose rights are impaired.
The provisions of the first sentence of paragraph 5 shall apply, *mutatis mutandis*, to such an approval resolution.
A resolution for the cancellation of all shares B with repayment requires a prior or simultaneous approval resolution of the meeting of holders of shares B."

J. **Article 9 paragraph 1 shall read as follows:**

"9.1. The shares shall be in registered form. The ordinary shares shall be consecutively numbered from 1 onwards. The shares B shall be consecutively numbered from B1 onwards."

K. **Article 9 paragraph 3 shall read as follows:**

"9.3. The executive board shall maintain a register in which the names and addresses of all shareholders shall be recorded, stating the amount paid up on each share and the class of the relevant shares.
In addition, the names and addresses of those who have a right of usufruct or a right of pledge with respect to the shares shall be recorded in the register, stating the class, as well as whether or not such persons, with due observance of the provision of paragraph 9 of this article, are entitled to the rights attached to such shares in accordance with paragraphs 2, 3 and 4 of sections 2:88 and 2:89 Civil Code, and, if so, which rights."

L. **Article 9 paragraph 5 shall read as follows:**

"9.5. In the case of ordinary shares that have been transferred to an Affiliated Institution, for inclusion in a Joint Deposit, or to the Central Institute, for inclusion in the Giro Deposit, the name and address of the Affiliated Institution or the Central Institute respectively, shall be entered in the register, together with a statement of the date on which the ordinary shares were added to the Joint Deposit or the Giro Deposit respectively."

M. **Article 10 shall read as follows:**

"<u>Notice of meetings, notifications and announcements.</u>

<u>Article 10.</u>

10.1. Notices to attend meetings, notifications and announcements shall be given by an advertisement which shall be placed in at least one nationally daily Dutch newspaper or - if ordinary shares in the share capital of the company are admitted to Euronext Amsterdam of NYSE Euronext - in the Daily Official List of Euronext Amsterdam N.V., with

due observance of article 25, paragraphs 3 and 4.

10.2. In deviation of the provisions of paragraph 1, notices to attend meetings, notifications and announcements addressed to holders of shares B can also be given by letters to be sent by or on behalf of the executive board to the addresses of the holders of shares B, as recorded in the register as referred to in article 9, all with due observance of the provisions of article 30 paragraph 3 in conjunction with article 25, paragraphs 3 and 4."

N. Paragraphs 2 up to and including 4 of article 11 shall read as follows:

"11.2. If an ordinary share is being transferred for inclusion in a Joint Deposit, the transfer shall be accepted by the Affiliated Institution in question. In cases where an ordinary share is being transferred for inclusion in the Giro Deposit, the transfer shall be accepted by the Central Institute. Transfer and acceptation can take place without the cooperation of the other participants in the Joint Deposit and without the cooperation of other Affiliated Institutions.

11.3. An Affiliated Institution is empowered to transfer ordinary shares for inclusion in the Giro Deposit and, insofar as deduction has not been rendered impossible, to deduct shares from the Joint Deposit without the cooperation of the other participants. The Central Institute is, insofar as deduction has not been rendered impossible, empowered to deduct shares from the Giro Deposit for inclusion in a Joint Deposit without the cooperation of the other participants.

11.4. If the transfer of an ordinary share does not take place in accordance with the provisions of paragraphs 2 and 3 of this article, the transfer of an ordinary share can only take place with the permission of the executive board. The executive board may make its permission subject to such conditions as the executive board may deem necessary or desirable. The applicant shall always be entitled to demand that said permission be granted on the condition that transfer takes place to a person designated by the executive board. The permission shall be deemed to have been granted, should the executive board not have decided on granting permission for the request within six weeks of being requested to do so."

O. Paragraphs 5 and 6 of article 11 shall be renumbered to, respectively, paragraphs 13 and 14 of article 11.

P. New paragraphs 5 up to and including 12 shall be added after article 11 paragraph 4, which shall read as follows:

"11.5. The transfer of a share B is only possible with the prior approval of the executive board, subject to the prior approval of the supervisory board, and with due observance of the provisions of paragraphs 6 up to and including 12.

11.6. The approval shall be deemed to have been granted, if the executive board has not taken a decision within two months after such request or if the offeror is not notified, simultaneously with the refusal to give the approval, on one or more prospective purchasers who are prepared to purchase the shares B to which the request for approval relates.

11.7. The transfer of the relevant shares B must be effected within three months after the approval has been granted or is deemed to have been granted.

11.8. If an offeror accepts the prospective purchaser(s) referred to in paragraph 6 and the parties are unable to agree on the price to be paid for the relevant shares B within two months after acceptance, the price shall be determined by one or more independent expert(s) to be appointed by the offeror and the prospective purchaser(s) by mutual agreement.

11.9. If, within three months after the acceptance referred to in the previous paragraph on the appointment of the expert(s) referred to in that paragraph, the most obvious party may petition the president of the district court under whose jurisdiction the company falls to appoint three independent experts.

11.10. The prospective purchaser(s) shall be entitled to withdraw at any time provided he/she/it/they does/do so within fourteen days after he/she/it/they has/have been notified of the price as determined in accordance with paragraph 8. If, as a result thereof, not all the relevant shares B are purchased:

a. because the prospective purchaser(s) has/have withdrawn; or
b. because the other prospective purchaser(s) has/have not, within six weeks after the notification referred to above, declared their willingness to acquire the shares B which have become available with due observance of the criteria for allocating such shares B laid down by the executive board,

the offeror may freely transfer all the shares B to which the request for approval relates, provided that the transfer is effected within three months after this has been established.

11.11. The offeror shall be entitled to withdraw at any time within one month of being definitively informed of the identity of the prospective purchaser(s) to whom he can sell all shares B to which the request for approval relates and the selling price.

11.12. The Company can only be a prospective purchaser with the consent of the offeror."

S. Article 11 paragraph 14 (previously: article 11 paragraph 6) shall read as follows:

"11.14. The company can, pursuant to a resolution of the executive board, subject to the approval of the supervisory board, make the deduction of ordinary shares, within the meaning of article 26 of the Wge impossible. The resolution to this effect cannot be invoked against a participant any sooner than after six months of the publication of the resolution in at least one national daily Dutch newspaper, and in the Official Pricelist of Euronext Amsterdam N.V. The company can revoke any such resolution by means of a resolution of the executive board, subject to the approval of the supervisory board. In such a case, deduction shall be possible from the day following on the day of publication of such a resolution in at least one national daily Dutch newspaper, and in the Official Pricelist of the Euronext Amsterdam N.V."

T. **Article 24 paragraph 2 shall read as follows:**

"24.2. The agenda for this meeting shall in any case include the following items:

a. the consideration of written annual report by the executive board concerning the company's affairs and the management as conducted;
b. the adoption of the annual accounts and - subject to what is provided in article 34 - the allocation of profits;
c. discussion regarding the company's reserves and dividend policy and justification thereof by the executive board;
d. if applicable, the proposal to pay a dividend;
e. the discharge of members of the executive board from liability for their management over the last financial year;
f. the discharge of members of the supervisory board from liability for their supervision of the management over the last financial year;
g. each substantial amendment of the corporate governance structure of the company;

without prejudice to the provisions of section 2:138 Civil Code.
The items referred to above do not have to be included on the agenda if the period for preparing the annual accounts and for presenting the annual report has been extended, or if the agenda includes a proposal to extend such period, with due observance of article 31, paragraph 2. Furthermore, all items which have been included on the agenda with due observance of article 25, paragraphs 5, 6 and 7 shall be discussed at such meeting."

U. **Article 25 paragraph 3 shall read as follows:**

"25.3. The general meeting of shareholders shall be convened with due observance of the provisions of article 10. The convocation will contain

at least the time, the place where the meeting will be held and notifications pursuant to article 27."

V. **Articles 32 up to and including 36 shall be renumbered to, respectively, articles 34 up to and including 38.**

W. **Articles 30 and 31 shall be renumbered to, respectively, articles 31 and 32.**

X. **A new article 30 shall be inserted after article 29, which shall read as follows:**
"Meetings of holders of shares of a class.
Article 30.

30.1 Meetings of holders of shares of a class shall be held in all cases where a resolution of the meeting of holders of shares of that class is required pursuant these articles of association or by law.

30.2. A meeting of holders of shares of a class can be held simultaneously with a meeting of shares of the other class and/or a(n) (extraordinary) general meeting of shareholders.

30.3. The provisions of article 24 paragraph 3 and articles 25 up to and including 29 shall apply, *mutatis mutandis*, to meetings of holders of shares of a class, on the understanding that meetings of holders of shares B can also be convened by any holder of shares B.

30.4. Where the rules imposed by these articles of association in relation to the convening of meetings of holders of shares B, the drawing up of agendas and the making available of the matters to be discussed have not been complied with, legally valid resolutions may nevertheless be adopted by a unanimous vote of all holders of shares B, provided that all issued shares B are represented.

30.5. Unless a right of usufruct and/or a right of pledge has been vested on any of the shares B, as a result of which the usufructuary or pledgee, respectively, has the rights which are conferred by law on holders of depositary receipts for shares in a company's capital issued with that company's co-operation, resolutions of the meeting of holders of shares B may also be adopted in writing - including by telegram, facsimile or telex transmission, or in the form of a message transmitted by any accepted means of communication and received or capable of being produced in writing - provided that all holders of shares B have voted in favour. Votes may also be cast electronically."

Y. **A new article 33 shall be inserted after article 32 (previously: article 31), which shall read as follows:**
"Profit reserve, share premium reserves and share premium restoration reserves.
Article 33.

33.1. The company shall keep a separate profit reserve for the ordinary shares. For the shares B no separate profit reserve shall be kept.

33.2. The company shall keep a separate share premium reserve for each

class of shares in its capital. Where reference is made in these articles of association to share premium reserves, without further specification, this shall be understood to mean the share premium reserves referred to in the previous sentence.

33.3. The company shall keep a separate share premium restoration reserve for each class of shares in its capital. Where reference is made in these articles of association to share premium restoration reserves, without further specification, this shall be understood to mean the share premium restoration reserves referred to in the previous sentence.

33.4. The general meeting of shareholders can resolve to make a distribution from the profit reserve and/or the share premium reserves and/or the share premium restoration reserves. The provisions of article 34 paragraph 3 shall apply, *mutatis mutandis*, to such distribution.

A resolution to make a distribution from the share premium reserve or from the share premium restoration reserve which are attached to the shares B shall require a prior or simultaneous approval resolution of the meeting of holders of shares B.

33.5. Each shareholder is entitled to distributions from the profit reserve, the share premium reserve and/or the share premium restoration reserve attached to the shares of a class held by it in proportion to the total nominal amount of its shares of the relevant class.

33.6. No reserves shall be attached to the shares B, other than the share premium reserve and share premium restoration reserve which are attached to the shares B."

Z. **Article 34 paragraph 1 (previously: article 32 paragraph 1) shall read as follows:**

"34.1. I. Relevant Date.

Where reference is made in this article to the "Relevant Date", this shall be understood to mean:

a. in case of a distribution as referred to in subparagraph b. of paragraph 2, the last day of the financial year to which this distribution relates; or

b. in case of an interim dividend, including an interim distribution from reserves, the day to which the interim statements required pursuant to section 2:105 paragraph 4 Civil Code relate; or

c. in case of application of article 37 paragraph 4, the day of the drawing up of the liquidation accounts and the distribution plan for the company.

II. Entitlement A.

Where reference is made in this article to the "Entitlement A", this shall be understood to mean the outcome of one (1) minus

the Entitlement B (as defined below).

III. Entitlement B.

Where reference is made in this article to the "Entitlement B", this shall be understood to mean the outcome of the quotient of which:

a. the numerator the outcome is of nine tenths (0.9) multiplied by the sum of (i) the balances of the share premium reserve and the share premium restoration reserve which are attached to the shares B as at the Relevant Date and (ii) the total nominal amount of the issued shares B as at the Relevant Date; and

b. the denominator the outcome is of the sum of:

(i) the sum of the balances of the share premium reserve and the share premium restoration reserve which are attached to the shares B as at the Relevant Date and the total nominal amount of the issued shares B as at the Relevant Date; and

(ii) the average total value of the issued ordinary shares over the last three (3) months prior to the Relevant Date, calculated on the basis of the final stock exchange price ("slotkoers") of these ordinary shares, as determined by Euronext Amsterdam of NYSE Euronext,

which outcome shall be rounded down to three (3) decimals. In deviation of the previous provisions, the Entitlement B equals nil if there are no shares B in issue.

IV. Ordinary Reserved Amount.

Where reference is made in this article to the "Ordinary Reserved Amount", this shall be understood to mean the part, as determined by the executive board, subject to the prior approval of the supervisory board, of the profits available for distribution, as shown in the adopted annual accounts, which profits are decreased by the Dividend Amount B (as defined below)

V. Ordinary Dividend Amount.

Where reference is made in this article to the "Ordinary Dividend Amount", this shall be understood to mean the profits available for distribution, as shown in the adopted annual accounts, decreased by the Dividend Amount B (as defined below) and the Ordinary Reserved Amount.

VI. Dividend Amount B.

Where reference is made in this article to the "Dividend Amount B", this shall be understood to mean the outcome of the Entitlement B multiplied by forty-five hundredths (0.45) multiplied by the profits available for distribution, as shown in the adopted annual accounts, which outcome shall be rounded down to two (2) decimals.
In deviation of the previous provisions, the Dividend Amount B equals nil if there are no shares B in issue."

AA. Article 34 paragraph 2 (previously: article 32 paragraph 2) shall read as follows:

"34.2. The profits as shown in the adopted annual accounts shall be applied as follows and in the following order:

a. to the extent that (i) losses over any year have been charged against the share premium reserves and the share premium restoration reserves in accordance with the provisions of paragraph 4 (the "Losses") and (ii) an amount equal to the Losses has, afterwards, not completely been added to the share premium restoration reserves in accordance with the provisions of this subparagraph (the "Losses to be Settled"), an amount equal to the Losses to be Settled shall, to the extent possible, be added to the share premium restoration reserves in proportion to the ratio between the Entitlement A and the Entitlement B;

b. to the extent that any profits available for distribution remain after application of subparagraph a.:

(i) an amount equal to the Ordinary Reserved Amount shall be added to the profit reserve;

(ii) an amount equal to the Ordinary Dividend Amount shall be distributed to the holders of ordinary shares in proportion to the total nominal amount of their ordinary shares; and

(iii) an amount equal to the Dividend Amount B shall be distributed to the holders of shares B in proportion to the total nominal amount of their shares B."

BB. Article 34 paragraph 4 (previously: article 32 paragraph 4) shall read as follows:

"34.4. Losses shall be charged as follows and in the following order:

a. to the extent possible, the losses shall be charged against the profit reserve;

b. any remaining losses shall, in proportion to the ratio between the Entitlement A and the Entitlement B, be charged to, respectively:

(i) the share premium reserve attached to the ordinary shares and subsequently, to the extent that the balance of such share premium reserve is insufficient to cover this, to the share premium restoration reserve attached to the ordinary shares."

(ii) the share premium reserve attached to the shares B and subsequently, to the extent that the balance of such share premium reserve is insufficient to cover this, to the share premium restoration reserve attached to the shares B."

CC. Article 36 (previously: article 34) shall read as follows:

"Legal merger, legal demerger, amendment of the articles of association and dissolution.

Article 36.

36.1. A resolution to effect a legal merger, a legal demerger, an amendment to the articles of association or dissolution of the company, requires a two/third majority of the votes cast in a meeting.

36.2. A resolution to effect a legal merger or a legal demerger shall require a prior or simultaneous approval resolution from each group of holders of shares of the same class whose rights are impaired by the legal merger or legal demerger, respectively."

DD. Article 37 paragraph 4 (previously: article 35 paragraph 4) shall read as follows:

"37.4. The balance of the assets of the company remaining after all liabilities have been paid shall, to the extent possible, be applied as follows and in the following order:

a. the nominal amounts paid on the shares shall be repaid on the ordinary shares and the shares B, whereby the shareholders are entitled to these repayments on the shares held by them in proportion to the total nominal amount of their shares of the relevant class;

b. the balances of the share premium reserve and the share premium restoration reserve attached to the ordinary shares and the balances of the share premium reserve and the share premium restoration reserve attached to the shares B, respectively, shall be distributed on the ordinary shares and the shares B, respectively, whereby the shareholders are entitled to these distributions on the shares held by them in proportion to the total nominal amount of their shares of the relevant class;

c. the balance of the profit reserve shall be distributed to the holders of ordinary shares in proportion to the total nominal

amount of their ordinary shares;

d. any profits which the company has realised since the beginning of the financial year following the financial year over which the last annual accounts of the company have been adopted up to and including the Relevant Date, to the extent such profits have not been applied pursuant to an interim distribution, shall be distributed on the ordinary shares and the shares B in proportion to the ratio between the Entitlement A and the Entitlement B, whereby the shareholders are entitled to these distributions on the shares held by them in proportion to the total nominal amount of their shares of the relevant class;

e. any assets of the company remaining after application of subparagraphs a. up to and including d. shall be distributed to the holders of ordinary shares in proportion to the total nominal amount of their ordinary shares."

FINAL PROVISIONS

Finally, the person appearing, acting in the above capacity, declared:

- that the profit reserve and the share premium reserve which were kept prior to the execution of this deed will be deemed to be the profit reserve and the share premium reserve, respectively, attached to the ordinary shares in the capital of the Company upon the execution of this deed;
- that the balances of the other freely distributable reserves which were kept prior to the execution of this deed shall be added to the profit reserve attached to the ordinary shares in the capital of the Company immediately following the execution of this deed;
- that the aggregate issued share capital of the Company immediately prior to the execution of this deed amounted to four hundred twenty-six million two hundred thousand three hundred fifty-one euros and four eurocents (EUR 426,200,351.04), divided into two hundred sixty-one million four hundred seventy-two thousand six hundred eight (261,472,608) shares, having a nominal value of one euro and sixty-three eurocents (EUR 1.63) each, numbered 1 up to and including 261,472,608;
- that pursuant to the execution of this deed, the abovementioned two hundred sixty-one million four hundred seventy-two thousand six hundred eight (261,472,608) shares in the capital of the Company are converted into two hundred sixty-one million four hundred seventy-two thousand six hundred eight (261,472,608) ordinary shares in the capital of the Company;
- that, consequently, the aggregate issued share capital of the Company immediately following the execution of this deed will amount to four hundred twenty-six million two hundred thousand three hundred fifty-one euros and four eurocents (EUR 426,200,351.04), divided into two hundred sixty-one

million four hundred seventy-two thousand six hundred eight (261,472,608) ordinary shares, having a nominal value of one euro and sixty-three eurocents (EUR 1.63) each, numbered 1 up to and including 261,472,608;

- that he has been authorised by the Resolution to apply for the declaration of no objections as mentioned in section 2:125 subsection 1 Civil Code and, after having obtained such declaration, to have this deed executed;
- that the above declaration has been issued, as appears from a Ministerial declaration of no objections, which will be attached to this deed, issued under number N.V. 319,435, dated the [ ] day of [ ] two thousand and eight.

The person appearing is known to me, civil law notary.
This deed was executed in Amsterdam on the date mentioned in its heading.
After I, civil law notary, had conveyed and explained the contents of the deed in substance to the person appearing, he declared that he had taken note of the contents of the deed, was in agreement with the contents and did not wish them to be read out in full. Following a partial reading, the deed was signed by the person appearing and by me, civil law notary.

SNS REAAL

PRESS RELEASE *(correction)*

Utrecht, 11 January 2008

SNS REAAL Extraordinary Meeting of Shareholders on 29 January 2008

On Tuesday 29 January 2008, an Extraordinary Meeting of Shareholders of SNS REAAL N.V. will be held at the SNS REAAL head office in Utrecht, the Netherlands, at Croeselaan 1. The meeting will begin at 1 p.m.

The agenda includes the issue of six B-shares to Stichting Beheer SNS REAAL (the 'Foundation') and a corresponding amendment of the Articles of Association of SNS REAAL. The amendment is required for the issue to the Foundation of six B-shares for a total amount of EUR 600 million. The Foundation has agreed to subscribe to these shares in connection with the recently announced acquisition of the Dutch and Belgian activities of Swiss Life. The Foundation is SNS REAAL's majority shareholder (54.3%). Its goal is to support SNS REAAL's growth and development and to act in the best interests of SNS REAAL and its stakeholders.

The second item on the agenda relates to the disposal of ordinary shares in the capital of SNS REAAL yet to be acquired by SNS REAAL. This pertains to the implementation of the long-term bonus arrangement for the members of the Executive Board, which was adopted at the General Meeting of Shareholders on 9 May 2007.

About SNS REAAL
SNS REAAL is an innovative service provider in the banking and insurance sector with a focus on the Dutch retail market and on small and medium-sized businesses. Its activities cover three core product groups: mortgages and property finance, savings and investments and insurance. SNS REAAL has a long history of commitment to Dutch society.

With a balance sheet total of EUR 83 billion (as of June 2007), SNS REAAL is one of the leading bank-assurance institutions in the Netherlands. The company has approximately 7,000 employees. Its head office is located in Utrecht, the Netherlands.

Disclaimer
This press release contains only factual information and should not be regarded as an opinion or recommendation concerning the purchase or sale of shares or other securities issued by SNS REAAL N.V. This press release does not contain any value judgement or predictions with respect to the financial performance of SNS REAAL N.V.

SNS REAAL Corporate Communications
Danielle Dielissen
danielle.dielissen@snsreaal.nl
Tel: +31 (0) 30 291 4890

Erna van der Neut
erna.vanderneut-terbalkt@snsreaal.nl
Tel: +31 (0) 30 291 48 71

SNS REAAL Investor Relations:
Jacob Bosscha
jacob.bosscha@snsreaal.nl
Tel: +31 (0) 30 291 42 46

Victor Zijlema
victor.zijlema@snsreaal.nl
Tel: +31 (0) 30 291 42 47

SNS REAAL

delta lloyd groep

PRESS RELEASE

SNS REAAL to sell Swiss Life Belgium to Delta Lloyd Group

Amsterdam, Utrecht, 21 January 2008

SNS REAAL and Delta Lloyd Group have come to a mutual understanding concerning the sale of the shares of Swiss Life Belgium to Delta Lloyd Group for an amount of EUR 135 million in cash. SNS REAAL had decided to sell Swiss Life Belgium because the company's strategic focus is on the Netherlands. The consideration of EUR 135 million is based on financial data as at 31 December 2006. The final consideration will be based on financial data as at 31 December 2007. The transaction includes the same indemnities as were provided by Swiss Life Holding to SNS REAAL.

The acquisition of Swiss Life Belgium fits the 'Future Secured' strategy of Delta Lloyd Group, which seeks to further strengthen Delta Lloyd Group's position in its key markets. The new combination underpins Delta Lloyd Life Belgium's claim to being the pension insurer. Delta Lloyd Life will obtain a firm position on the Belgian market, reaching a top five position in Group Life.

The agreement between SNS REAAL and Delta Lloyd Group is subject to completion of the acquisition of the Dutch and Belgian activities of Swiss Life Holding as announced by SNS REAAL on 19 November. The completion of that transaction and the transaction with Delta Lloyd Group is subject to approval from the relevant regulators and works council and is expected to take place in the second quarter of 2008.

Swiss Life Belgium is a multi-line insurer with a strong focus on pension products. Swiss Life Belgium generated Euro 475 million GWP in 2006 of which 85% was traditional and 15% unit linked. The Belgian operations in Brussels employ 360 people (FTE).

The acquisition of the Dutch activities of Swiss Life –known under the brand name Zwitserleven – by SNS REAAL will not be impacted by the sale of Swiss Life Belgium. The acquisition of Zwitserleven is expected to be accretive to earnings per share for ordinary shareholders of SNS REAAL starting in the first 12 months following the completion of the acquisition.

About SNS REAAL

SNS REAAL is an innovative service provider in the banking and insurance sector with a focus on the Dutch retail market and on small and medium-sized businesses. Its activities cover three core product groups: mortgages and property finance, savings and investments and insurance. SNS REAAL has a long history of commitment to Dutch society.

With a balance sheet total of EUR 83 billion (as of June 2007), SNS REAAL is one of the leading bank-assurance institutions in the Netherlands. The company has approximately 7,000 employees. Its head office is located in Utrecht, the Netherlands.

About Delta Lloyd Group

Delta Lloyd Group offers its customers security, by insuring risks and income as well as by building provisions for the future. It does so under the brand names Delta Lloyd, OHRA and ABN AMRO Verzekeringen and operates in the Benelux countries and Germany. In 2006, Delta Lloyd Group generated gross premium income of EUR 6 billion and posted profit before taxation of EUR 845 million. Delta Lloyd Group has approximately 7,000 employees. As at the end of June, 2007, the Group's assets under management amounted to EUR 63 billion.

In Belgium, Delta Lloyd Group is a mid-sized banc institution with 300 points of sale and a Life insurer with gross premium income amounting to EUR 300 million in 2006.

Disclaimer

This press release contains only factual information and should not be regarded as an opinion or recommendation concerning the purchase or sale of shares or other securities issued by SNS REAAL N.V. This press release does not contain any value judgement or predictions with respect to the financial performance of SNS REAAL N.V.

SNS REAAL Corporate Communications
Annemiek Louwers
Annemiek.Louwers@snsreaal.nl
Tel: +31 (0) 30 291 48 44

SNS REAAL Investor Relations:
Jacob Bosscha
jacob.bosscha@snsreaal.nl
Tel: +31 (0) 30 291 42 46

Victor Zijlema
victor.zijlema@snsreaal.nl
Tel: +31 (0) 30 291 42 47

Delta Lloyd Group in The Netherlands
David Brilleslijper
cc@deltalloyd.nl
Tel: + 31 (0) 20 594 44 88

Delta Lloyd Belgium
Nathalie de Heem
nathalie.deheem@deltalloydlife.be
Tel: +32 (0) 477 66 30 40

SNS REAAL

Press Release

Motions on agenda SNS REAAL EGM adopted

Utrecht, 29 January 2008

The Extraordinary General Meeting of Shareholders ('EGM') of SNS REAAL N.V. ('SNS REAAL') today voted in favour of the issue of six shares B in the capital of SNS REAAL to Stichting Beheer SNS REAAL (the 'Foundation') and of exclusion of the pre-emption right of shareholders in respect of these six shares. As announced before, the intended acquisition of the Dutch and Belgian activities of Swiss Life Holding will be partly financed by the issue of these six shares to the Foundation.

The EGM also voted in favour of the proposed amendment of the Articles of Association of SNS REAAL. That amendment is required to be able to proceed to the issue of the six shares B to the Foundation.

In addition, the motion was adopted for disposal of the shares SNS REAAL will acquire in its own capital in connection with the long-term bonus arrangement for the members of the Executive Board.

About SNS REAAL

SNS REAAL is an innovative service provider in the banking and insurance sector with a focus on the Dutch retail market and on small and medium-sized enterprises. The offering covers three core product groups: mortgages and property finance, asset growth (i.e. savings and investments), and insurance. SNS REAAL has a long history of commitment to Dutch society.
With a balance sheet total of EUR 83 billion (as at the end of June 2007), SNS REAAL is one of the leading bancassurance institutions in the Netherlands. The company has approximately 7,000 employees. Its head office is located in Utrecht, the Netherlands.

Disclaimer

This press release contains factual information and may not be considered as an opinion or recommendation on the sale or purchase of shares or other securities issued by SNS REAAL N.V. This press release contains no value judgment or guidance as to the financial performance of SNS REAAL N.V.

SNS REAAL Corporate Communications

Danielle Dielissen
Danielle.dielissen@snsreaal.nl
Tel: +31 (0) 30 291 4890

Erna van der Neut
Erna.vanderNeut-terBalkt@snsreaal.nl
Tel: +31 (0) 30 291 48 71

SNS REAAL Investor Relations

Jacob Bosscha
jacob.bosscha@snsreaal.nl
Tel: +31 (0) 30 291 42 46

Victor Zijlema
victor.zijlema@snsreaal.nl
Tel: +31 (0) 30 291 42 47

SNS REAAL

Press Release

SNS REAAL not considering making any bid for NIBC

Utrecht, 1 February 2008

In view of market rumours, SNS REAAL hereby states that it is not considering and has never considered making any bid for all or part of NIBC.

About SNS REAAL

SNS REAAL is an innovative service provider in the banking and insurance sector with a focus on the Dutch retail market and on small and medium-sized enterprises. The offering covers three core product groups: mortgages and property finance, asset growth (i.e. savings and investments), and insurance. SNS REAAL has a long history of commitment to Dutch society.
With a balance sheet total of EUR 83 billion (as at the end of June 2007), SNS REAAL is one of the leading bancassurance institutions in the Netherlands. The company has approximately 7,000 employees. Its head office is located in Utrecht, the Netherlands.

Disclaimer

This press release contains factual information and may not be considered as an opinion or recommendation on the sale or purchase of shares or other securities issued by SNS REAAL N.V. This press release contains no value judgment or guidance as to the financial performance of SNS REAAL N.V.

SNS REAAL Corporate Communications

Danielle Dielissen
Danielle.dielissen@snsreaal.nl
Tel: +31 (0) 30 291 4890

Erna van der Neut
Erna.vanderNeut-terBalkt@snsreaal.nl
Tel: +31 (0) 30 291 48 71

SNS REAAL Investor Relations

Jacob Bosscha
jacob.bosscha@snsreaal.nl
Tel: +31 (0) 30 291 42 46

Victor Zijlema
victor.zijlema@snsreaal.nl
Tel: +31 (0) 30 291 42 47

SNS REAAL

Press Release

SNS REAAL N.V. - Financial Calendar 2008

The Netherlands, Utrecht, 21 February 2008

21 February	Publication of 2007 annual results
14 March	2007 Annual Report available on website www.snsreaal.nl
28 March	Registration date Annual General Meeting of Shareholders
31 March	Publication European Embedded Value Report 2007
16 April	Annual General Meeting of Shareholders. Jaarbeurs Utrecht. Commencement: 10 a.m.
18 April	Ex-dividend date
22 April	Expected record date
5 May	2007 final dividend payment date
21 May	Trading update 1st quarter 2008 (before opening stock exchange)
14 August	Publication of first-half results for 2008 (before opening stock exchange)
15 August	Expected date ex interim dividend
19 August	Record date interim dividend
12 November	Trading update 3rd quarter
4th quarter	Investor Day
19 February 2009	Presentation of 2008 annual results

About SNS REAAL
SNS REAAL is an innovative service provider in the banking and insurance sector with a focus on the Dutch retail market and on small and medium-sized enterprises. The product range consists of three core product groups: mortgages and property finance, savings and investments and insurance. SNS REAAL has a long history of commitment to Dutch society.

With a balance sheet total of EUR 103.0 billion (as at the end of 2007), SNS REAAL is one of the leading bancassurance institutions in the Netherlands. The company has approximately 7000 employees. Its head office is located in Utrecht, the Netherlands.

Disclaimer
This press release contains factual information and may not be considered as an opinion or recommendation on the sale or purchase of shares or other securities issued by SNS REAAL N.V. This press release contains no value judgment or guidance as to the financial performance of SNS REAAL N.V.

SNS REAAL Corporate Communications:
Danielle Dielissen
Danielle.dielissen@snsreaal.nl
Tel: +31 (0) 30 291 4890

Erna van der Neut
Erna.vanderNeut-terBalkt@snsreaal.nl
Tel: +31 (0) 30 291 48 71

SNS REAAL Investor Relations:
Jacob Bosscha
jacob.bosscha@snsreaal.nl
Tel: +31 (0) 30 291 42 46

Victor Zijlema
victor.zijlema@snsreaal.nl
Tel: +31 (0) 30 291 42 47

SNS REAAL

Press Release

Nomination Hielkema and Verhagen for appointment as members of the SNS REAAL Supervisory Board

The Netherlands, Utrecht, 21 February 2008

The Supervisory Board of SNS REAAL N.V. will nominate two candidates to the Annual General Meeting of Shareholders on 16 April 2008 for appointment as members of the Supervisory Board: Mr Henjo Hielkema and Ms Herna Verhagen.
The Supervisory Board intends to appoint Mr Hielkema as chairman of the Supervisory Board.

Mr Hielkema's nomination is in response to the vacancy that will arise due to the retirement of the present chairman, Prof. Joop L. Bouma. Mr Jos V.M. van Heeswijk will also be retiring. Both gentlemen have been members of the Supervisory Board since 1990 and are retiring according to schedule per 16 April 2008.

Henjo Hielkema (64) will be nominated for appointment as per 16 April 2008. Mr Hielkema was vice-chairman of the Executive and Management Boards of Fortis and vice-chairman of the Executive Board of Fortis AMEV until 2001. He has spent most of his career in the financial industry. Until 31 December 2007, he was a member of the Supervisory Board of the Netherlands Authority for the Financial Markets. At present Mr Hielkema is chairman of the Supervisory Board of Sligro Food Group, chairman of the Supervisory Board of Van Wijnen Holding N.V. and member of the Supervisory Board of WWF Netherlands. Mr Hielkema's nomination is based on his extensive knowledge and experience of banking and insurance and on his management qualities.

Herna Verhagen (41) will likewise be nominated for appointment as per 16 April 2008. She is currently Managing Director Group Human Resources at TNT and was a management board member at TNT Post before that. In addition, she is on the Advisory Board of Rijkswaterstaat. Ms Verhagen's nomination ensues from the reinforced right of recommendation of a person to be nominated for membership of the Supervisory Board of, and exercised by, the Central Works Council of SNS REAAL. The Supervisory Board of SNS REAAL fully supports this nomination. Ms Verhagen's nomination is based on her expertise in the areas of organisational process, social aspects (including employee relations) and corporate sustainability.

The Annual General Meeting of Shareholders of SNS REAAL will be asked to resolve on the appointment of Mr Hielkema and Ms Verhagen to the Supervisory Board on the condition precedent that De Nederlandsche Bank adopts a resolution to approve the appointments.

The Annual General Meeting of Shareholders of SNS REAAL will be held in Jaarbeurs, Utrecht, on Wednesday, 16 April 2008. Commencement: 10.30 a.m.

About SNS REAAL

SNS REAAL is an innovative service provider in the banking and insurance sector with a focus on the Dutch retail market and on small and medium-sized enterprises. The product range consists of three core product groups: mortgages and property finance, savings and investments and insurance. SNS REAAL has a long history of commitment to Dutch society.

With a balance sheet total of EUR 103.0 billion (as at the end of 2007), SNS REAAL is one of the leading bancassurance institutions in the Netherlands. The company has approximately 7000 employees. Its head office is located in Utrecht, the Netherlands.

Disclaimer

This press release contains factual information and may not be considered as an opinion or recommendation on the sale or purchase of shares or other securities issued by SNS REAAL N.V. This press release contains no value judgment or guidance as to the financial performance of SNS REAAL N.V.

SNS REAAL Corporate Communications:
Danielle Dielissen
Danielle.dielissen@snsreaal.nl
Tel: +31 (0) 30 291 4890

Erna van der Neut
Erna.vanderNeut-terBalkt@snsreaal.nl
Tel: +31 (0) 30 291 48 71

SNS REAAL Investor Relations:
Jacob Bosscha
jacob.bosscha@snsreaal.nl
Tel: +31 (0) 30 291 42 46

Victor Zijlema
victor.zijlema@snsreaal.nl
Tel: +31 (0) 30 291 42 47

SNS REAAL

Press release

PERSBERICHT

Utrecht, the Netherlands, 21 February 2008

SNS REAAL net profit up by 25.3% to a record of €465 million

Growth through diversification of income

Highlights 2007

- Earnings per share up 13.3% to €1.87, 10% on average for the period 2006-2007
- Return on shareholders' equity rose to 13.7% (2006: 12.7%)
- Total proposed dividend €0.82 per share (+15.5%)
- Moderate risk profile maintained
- No exposure to US subprime mortgages
- Capital position and solvency remained strong
- Funding SNS REAAL secured for 2008
- Net interest income SNS Retail Banking up 8.2%
- SNS Property Finance contributed €86 million to net profit
- Regular life premiums up 26.8% and single life premiums up 29.8% at REAAL Verzekeringen
- Non-life net profit showed strong improvement in second half 2007
- Acquisition AXA NL Combined: €18 million net profit contribution to SNS REAAL including funding costs, integration on track
- SNS Regio Bank strengthed distribution network: over 700 points of sale
- SNS REAAL to acquire Zwitserleven; signed letter of intent to sell Swiss Life Belgium

Contents

Contact details

Corporate communications
T +31 30 291 48 77
E concerncommunicatie@snsreaal.nl

Investor Relations
T +31 30 291 42 46
E investorrelations@snsreaal.nl

'Very strong performance in 2007'

'I am delighted to report that SNS REAAL has again delivered a very strong performance in 2007', says Sjoerd van Keulen chairman of the Executive Board. 'This confirms the effectiveness of SNS REAAL's long-term strategy. Net profit in 2007 rose to €465 million, showing significant and robust growth of 25.3% and representing our fifth consecutive year of growth. This reflects strong organic growth in some of our key activities as well as the results of our recent acquisitions of SNS Property Finance, Regio Bank and the Dutch operations of AXA. These acquisitions have diversified our sources of income in areas that are well aligned with our existing activities. Earnings per share rose by 13.3% to €1.87 and return on shareholders' equity was 13.7%, up from 12.7%. We propose a total dividend of €0.82 per share; the final dividend of €0.46 per share will be paid in cash.'

Moderate risk profile maintained

SNS REAAL maintained its moderate risk profile in 2007 and the international liquidity and credit crisis did not have a material impact on net profit. Professional risk management and a solid balance sheet helped to curtail the direct effects of this crisis. Thanks to a sound and proactive liquidity policy and diversified funding strategy, the impact of the market turmoil was limited to an acceptable increase in funding costs. Increased retail funding was another positive factor. At the end of 2007 56% of retail loans were financed with retail funding and the growth of the loan book in 2007 was fully funded with retail deposits. Looking ahead, SNS REAAL has secured its overall funding position for 2008.

Focus on growth

In 2007 SNS REAAL made great progress in further growing. With the acquisition of AXA NL Combined, which includes Winterthur Nederland and DBV Nederland, REAAL Verzekeringen almost doubled its market share in the Dutch insurance market. To help fund this acquisition, SNS REAAL successfully issued new shares (€ 342 million) and raised hybrid capital (€ 350 million). The takeover of Regio Bank, which was finalised on 1 July 2007, considerably enhanced the retail banking distribution capabilities. Furthermore, on 19 November 2007, SNS REAAL announced the intention to acquire Zwitserleven and Swiss Life Belgium. In line with the strategy to focus on the Dutch market, SNS REAAL and Delta Lloyd Group have come to a mutual understanding concerning the sale of Swiss Life Belgium. The acquisition of Zwitserleven will nearly quadruple SNS REAAL's pension business, and will make it the second-largest life insurance company in the Netherlands with a market share of almost 16%. With completion expected in the first half of 2008, the acquisition will have retrospective effect as of 1 January 2008. The funding of this acquisition has been fully secured.

Operating targets increased, financial targets unchanged

As a result of the acquisitions of AXA NL Combined, Zwitserleven and Regio Bank, SNS REAAL has redefined a number of operating targets:

- Market share new mortgages: 8-10% (unchanged).
- Market share overall savings: 7-9% (previously 6-8%).
- Market share individual life insurance: 16-19% (previously 14-17%).
- Market share non-life insurance: 6-8% (previously 4-6%).
- Top five position in disability insurance in 2009 (unchanged).

SNS REAAL's current financial targets remain unchanged:

- Average growth of earnings per share of 10% per annum starting in 2006 up to year-end 2009.
- Average return on ordinary shareholders' equity after tax of 15% per annum.

The target capital ratios of SNS Bank will remain unchanged until a clear view of Basel II requirements has been achieved. Capital ratios of REAAL Verzekeringen and efficiency targets will also remain unchanged.

Integration on track

One year after its acquisition, SNS Property Finance is now fully incorporated within SNS REAAL. The system conversions and integration for Regio Bank were completed within a few months after closing and the AXA integration is on track. SNS REAAL is confident that resources are in place to complete this integration successfully.

Outlook

In 2007, SNS REAAL showed a strong performance in a difficult environment that was heavily influenced by the liquidity and credit crisis. If this crisis continues in 2008, as it has so far, this may prove to be a challenging year. SNS REAAL will continue to focus on broadening existing sources of income and investing in new sources, improving operational efficiency on the back of integration processes and pursuing innovation in marketing and distribution. At the same time, SNS REAAL will maintain its moderate risk profile.

Financial analysis SNS REAAL

In € millions	2007	2006	Change	2nd half year 2007	1st half year 2007
Result					
SNS REAAL	**465**	**371**	25.3%	**230**	**235**
SNS Bank	**272**	**214**	27.1%	**137**	**135**
SNS Retail	186	208	(10.6%)	95	91
SNS Property Finance[1]	86	6	1333.3%	42	44
REAAL Verzekeringen	**205**	**170**	20.6%	**115**	**90**
REAAL Life	177	145	22.1%	83	94
REAAL Non-Life	23	21	9.5%	27	(4)
REAAL Other	5	4	25.0%	5	--
Group activities	**(12)**	**(13)**	7.7%	**(22)**	**10**
Total income	4,543	3,576	27.0%	2,527	2,016
Total expenses	3,974	3,117	27.5%	2,244	1,730
Operating profit before taxation	569	459	24.0%	283	286
Taxation	101	88	14.8%	51	50
Third party interests	3	--	--	2	1
Net profit for the period	465	371	25.3%	230	235
Earnings per share (EPS) (€)	1.87	1.65	13.3%	0.87	1.00
Diluted earnings per share (€)	1.87	1.65	13.3%	0.87	1.00
Balance Sheet					
Total assets	103,074	79,742	29.3%	103,074	83,393
Investments	21,067	10,626	98.3%	21,067	12,678
Investments for insurance contracts on behalf of policyholders	7,235	3,955	82.9%	7,235	4,079
Loans and advances to customers	63,045	56,700	11.2%	63,045	56,814
Group equity	3,591	3,200	12.2%	3,591	3,546
Savings	19,179	13,678	40.2%	19,179	14,955
Technical provisions insurance operations	24,858	13,283	87.1%	24,858	13,636
Ratios					
Return on shareholders' equity (ROE)	13.7%	12.7%		12.9%	14.6%
Double Leverage	116.3%	107.8%		116.3%	94.7%
Average number of employees (FTE)	6,245	5,609		6,334	5,690
SNS Bank					
Efficiency ratio	60.3%	62.6%		60.5%	60.0%
BIS ratio	11.5%	11.2%		11.5%	11.4%
Tier 1 ratio	8.4%	8.2%		8.4%	8.3%
REAAL Verzekeringen					
Operating cost/premium ratio	14.1%	13.8%		15.5%	12.4%
Solvency life operations[2]	272%	236%		272%	241%
Solvency non-life operations[2]	255%	279%		255%	286%
Number of shares outstanding at end of period[3]	261,553,590	234,761,284		261,553,590	258,636,979
Weighted average number of outstanding shares[3]	248,155,233	224,564,046		260,380,605	235,727,231

1) Comparative figure net profit SNS Property Finance 2006 relates only to December 2006.

2) Solvency life and non-life operations 2007 are calculated based on new legislation.

3) Number of shares outstanding at end of period and weighted average number of outstanding shares were adjusted in the first half year due to the impact of the new long-term bonus scheme for the members of the executive board.

Financial targets

	2007	2006	Targets
Return			
Growth in earnings per share	13.3%	6.5%	10% per annum on average, starting in 2006 up to year-end 2009
Return on ordinary shareholders' equity	13.7%	12.7%	15% per annum on average
Efficiency			
Efficiency ratio SNS Bank	60.3%	62.6%	55%, year-end 2009
Operating cost/premium ratio REAAL Verzekeringen	14.1%	13.8%	13%, year-end 2009
Combined ratio non-life operations[1]	95.9%	94.7%	97%, year-end 2009
Solvency			
Double Leverage SNS REAAL	116.3%	107.8%	< 115%
BIS ratio	11.5%	11.2%	> 11%
Tier 1 ratio	8.4%	8.2%	> 8%
Solvency life operations[2]	272%	236%	> 150%
Solvency non-life operations[2]	255%	279%	> 200%

[1]) As of 2007 the combined ratio is calculated excluding reinsurance results, excluding indemnified business by AXA S.A. and excluding Kyrill storm.
[2]) Solvency life and non-life operations 2007 are calculated based on new legislation.

The figures above illustrate that SNS REAAL is on track to deliver on its targets. Average EPS growth for the years 2006 to 2007 was 10%. ROE increased and is approaching the 15% target.
In spite of the impact of the acquisition of AXA NL Combined, the cost/income ratios developed well. The operating cost/premium ratio of REAAL Verzekeringen, excluding AXA NL Combined, amounted to 13.3% and improved compared to 2006 (13.8%). The combined ratio non-life operations, excluding the Kyrill storm, was 95.9% and below our long term target of 97%.
The capital base remained strong and is now better aligned with SNS REAAL's risk profile. The double leverage is slightly above target due to the acquisition of AXA NL Combined. The double leverage is set to come into line with the target (<115%) in early 2008.

Net profit SNS REAAL


€ millions
500
450
400
350
300
250
200
150
100
50
0
CAGR = 18%
2003
2004
2005
2006
2007
Net profit SNS REAAL

2007 result compared to 2006

SNS REAAL's net profit grew by € 94 million, from € 371 million to € 465 million (+ 25.3%). On average over the past four years, this represents a compound annual growth rate of 18%.

SNS Bank's net profit increased from € 214 million to € 272 million (+ 27.1%), mainly driven by SNS Property Finance's contribution of € 86 million and growing net interest income from retail banking. This compensated a decrease in the net result on bond gains, which in 2006 amounted to € 35 million.
REAAL Verzekeringen's net profit increased from € 170 million to € 205 million (+ 20.6%). Within this, net profit of REAAL Verzekeringen Life increased by € 32 million of which € 12 million was attributable to AXA NL Combined. Net profit of REAAL Verzekeringen Non-Life and Other grew by € 3 million including € 10 million contribution of AXA NL Combined. The € 12 million net negative impact of the Kyrill storm on the non-life insurance operations was partly offset by favourable developments in claims in the second half of 2007.

Operating costs were kept well in check. The efficiency ratio at SNS Bank showed a positive development. At REAAL Verzekeringen the operating cost/premium ratio, excluding AXA NL Combined, improved from 13.8% in 2006 to 13.3% in 2007.

At 17.8%, the effective tax rate was lower than in 2006 (19.2%). This reduction was mainly due to the lower statutory corporate tax rate, which decreased from 29.6% in 2006 to 25.5% in 2007.

Net profit from Group activities

Group activities comprise the business units managed directly by SNS REAAL at holding company level, whose income and expenses are not allocated to SNS Bank or REAAL Verzekeringen. These include the largely discontinued SNS REAAL Invest and, as from 1 July 2006, SNS Asset Management.

Net profit from Group activities, including consolidation adjustments, remained stable at € 12 million negative in 2007 compared to € 13 million negative in 2006.
Result from Group activities was positively influenced by € 35 million from the sale of the remaining 40% interest in La Ser Lafayette Services Nederland and part of the holding of F. van Lanschot Bankiers' shares (this interest was reduced from 7.6% to 5.3%). However, interest expenses increased by € 24 million mainly because the acquisitions of SNS Property Finance and AXA NL Combined were partly funded by increasing double leverage at holding company level. In addition staff costs increased by € 14 million. This was primarily driven by the first time inclusion of a full year of staff costs of SNS Asset Management, the introduction of a long-term incentive programme and the increase of staff in connection with legislation and compliance.

Earnings per share

SNS REAAL aims to grow its earnings per share (EPS) by an average of 10% annually, starting in 2006 up to year-end 2009, including acquisitions. EPS for 2007 amounted to € 1.87 (+13.3%); on average for the period 2006-2007 this represents a compound annual growth rate of 10%. This is an important step towards achieving SNS REAAL's implied EPS target of € 2.27 by the end of 2009. After the issue of new ordinary shares on 22 June 2007 and the interim (stock) dividend for 2007 declared and paid in September 2007, the weighted average number of outstanding shares for 2007 was 248,155,233. As from the issue date, the new shares have been fully taken into account for the purpose of calculating EPS.

Earnings per share SNS REAAL



€
2.00
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0
CAGR = 10%
2003*
2004
2005
2006
2007
Earnings per share SNS REAAL

*) Number of shares after stock split in 2004 was used for calculation earnings per share 2003

Return on shareholders' equity

Return on shareholders' equity (ROE) of SNS REAAL was 13.7% (2006: 12.7%). The financial target is a ROE of 15% per annum on average after tax. ROE in 2007 was reduced by the timing difference between the share issue for the acquisition of AXA NL Combined in June and the completion of the acquisition in September.

Return on shareholders' equity SNS REAAL



%
20
18
16
14
12
10
2003
2004
2005
2006
2007
Return on shareholders' equity SNS REAAL

Dividend and Annual General Meeting of Shareholders

SNS REAAL will propose a total dividend for 2007 of € 0.82 per share (+15.5%) at the Annual General Meeting of shareholders (AGM) on 16 April 2008. An interim dividend of € 0.36 was paid in September 2007, making the proposed final dividend € 0.46. It is the view of the Executive Board that, at current share price levels, a scrip dividend would be very dilutive and therefore not in the interests of all shareholders; therefore, the final dividend will be paid in cash. The ex-dividend date is 18 April 2008, and the dividend will be payable on 5 May 2008.

The Supervisory Board will recommend to the AGM two new candidates to fill the vacancies that arose or will arise from the retirement of Mr Den Hoed in 2007 and the forthcoming retirement of the chairman Mr Bouma in 2008. Furthermore Mr Van Heeswijk will retire in 2008.

Balance sheet

SNS REAAL's balance sheet grew by € 23.3 billion, from € 79.7 billion at year-end 2006 to € 103.0 billion at the end of 2007 (+ 29.2%). Excluding the impact of the acquisitions of AXA NL Combined (€ 16.6 billion) and Regio Bank (€ 3.0 billion), the balance sheet grew by € 3.7 billion to € 83.4 billion.

Investments for own account increased by € 10.4 billion to € 21.0 billion (+ 98.1%), mainly as a result of the consolidation of AXA NL Combined (€ 7.9 billion). Loans and advances to customers rose by € 6.3 billion to € 63.0 billion (+ 11.1%), mainly attributable to the acquisitions of AXA NL Combined and Regio Bank and organic growth at SNS Property Finance.
Goodwill and other intangible fixed assets rose by € 1.2 billion to € 2.0 billion mainly due to the recognition of intangible fixed assets related to AXA NL Combined. This consists of Value of Business Acquired (€ 658 million), other intangible assets (€ 162 million) and goodwill (€ 237 million).

On the liability side, SNS Bank showed a reduction of amounts due to credit institutions of € 2.2 billion, mainly due to the accelerated redemption of a facility with ABN AMRO N.V. in connection with the acquisition of Bouwfonds Property Finance in 2006. The growth of SNS Bank's total assets of € 6.2 billion was primarily funded by the growth of savings by € 5.5 billion (+ 40.2%). Besides the contribution of Regio Bank (€ 2.1 billion), savings increased due to strong organic growth at ASN Bank and as a result of SNS Bank's successful deposit campaigns. Furthermore, the total amount of debt certificates increased by € 1.3 billion.

Technical provisions at REAAL Verzekeringen increased by € 11.6 billion, particularly due to the acquisition of AXA NL Combined (€ 11.2 billion). The life technical provision increased by € 10.7 billion, and that for non-life by € 0.9 billion.

SNS REAAL's group equity grew by € 391 million to € 3.6 billion (+ 12.2%) compared to year-end 2006. This was mostly attributable to the share issue (€ 342 million net of costs recognised in 2007) and the net profit for 2007 of € 465 million. This was partly offset by a decrease of € 325 million caused by the unrealised revaluation of investments and cash flow hedges in response to market developments and realisations and a decrease of € 94 million related to the distribution of the final dividend for 2006 and the interim dividend for 2007. The capital base increased by € 759 million to € 5.6 billion, while subordinated debt increased by € 368 million to € 2,032 million.

The acquisition of AXA NL Combined was financed by € 450 million internal resources by the net proceeds of the share issue in June 2007 of € 342 million and for the remaining part by a combination of hybrid capital and debt certificates.

Solvency

The 'double leverage', which is the ratio between the book value of the subsidiaries and SNS REAAL's shareholders' equity, increased from 107.8% at year-end 2006 to 116.3% at the end of 2007. While shareholders' equity was strengthened by the share issue in June (€ 342 million), the value of associated companies and subsidiaries increased mainly due to a share premium of € 711 million paid in to REAAL Verzekeringen by SNS REAAL and the 2007 net profit generated by associated companies and subsidiaries (less dividends paid). The double leverage is set to come into line with the target (<115%) in early 2008.

SNS Bank's capital base increased by € 344 million to € 3.9 billion. The € 272 million net profit was partly distributed to SNS REAAL as dividends (€ 130 million). Subordinated debt increased by € 230 million. The fair value reserve was € 35 million lower as a result of higher interest rates. Tier 1 capital amounted to € 2.6 billion.
SNS Bank's capital adequacy position remained strong. The Tier 1 ratio at the end of 2007 was 8.4% (year-end 2006: 8.2%), the BIS ratio was 11.5% (year-end 2006: 11.2%) and the Core capital ratio was 6.5% (year-end 2006: recalculated 6.5%).
Basel II was adopted on 1 January 2008. If the Basel II ratios were calculated as at 31 December 2007 the ratios were even more robust. Based on preliminary calculations, the Tier 1 ratio was 12.8%, the BIS ratio was 17.2% and the Core capital ratio was 11.2%.

Solvency levels SNS Bank



%
13
12
11
10
9
8
7
6
5
2003
2004
2005
2006
2007
BIS ratio
Tier 1 ratio
Core capital ratio
Financial target BIS ratio (11.0%)
Financial target Tier 1 ratio (8.0%)
Financial target Core capital ratio (6.0%)

Solvency levels REAAL Verzekeringen



%
400
350
300
250
200
150
100
50
0
2003
2004
2005
2006
2007
Non-life
Life
Financial target Solvency non-life (200%)
Financial target Solvency life (150%)

REAAL Verzekeringen's capital base increased by € 1,022 million, to € 2.4 billion (+ 71.6%) at the end of 2007. With the acquisition of AXA NL Combined, SNS REAAL injected € 711 million in the form of paid-in share premium into REAAL Verzekeringen's capital. In addition, in the second half of the year the capital base was further reinforced by subordinated loans (€ 420 million). The net profit of € 205 million for 2007 was partly offset by a dividend of € 26 million distributed to SNS REAAL and a net total decline of € 276 million in the fair value reserve and the cash flow hedge reserve.

The solvency ratios of REAAL Verzekeringen remained well above target. New legislation, which is effective from 2007 (Wft), has positively affected the solvency calculation as the surplus value of the technical provisions shown by the liability adequacy test at life operations is now taken into account. As a result, solvency of life operations 2007 was 272%. Solvency of non-life operations of 255% was not influenced by the new calculation method.
The 2007 solvency ratio of REAAL Verzekeringen, based on the new calculation method, amounted to 198% and reflects the total solvency position of the insurance operations.

Overall, the strong capital base is now being deployed more effectively and is better aligned with SNS REAAL's risk profile.

Results of the second half 2007 compared to the first half 2007

In the second half of 2007 the net profit for SNS REAAL was slightly down at € 230 million compared to € 235 million in the first half. The contribution to net profit of AXA NL Combined almost fully compensated the one-off results of the sale of La Ser Lafayette Nederland and the F. van Lanschot shares and the Kyrill storm in the first half of the year.

SNS Bank's net profit of € 137 million was virtually flat compared to the net profit in the first half.
SNS Bank's net interest income was up € 29 million (+ € 7.7%), in particular due to the contribution of Regio Bank (€ 26 million) and improved margins and an increased portfolio at SNS Property Finance (€ 6 million). Income from ALM results was lower in the second half of the year, mainly due to a partly inverted yield curve and a lengthening of the duration of savings.
Net commissions and management fees were virtually unchanged compared to the first half year. The results on investments and derivatives and other financial instruments increased by € 27 million, mainly due to positive results on derivatives for hedging purposes.

SNS Bank's operating costs were € 32 million higher than in the first half of 2007, particularly due to the operational and integration costs of Regio Bank (€ 22 million) and temporary staff costs related to projects to improve efficiency. Value adjustments to financial instruments and other assets increased by € 17 million. This was entirely attributable to SNS Property Finance, which realised a release of € 1 million in the first half of the year but an addition of € 16 million in the second half of the year. The addition in the second half was related to a limited number of projects in the USA and Spain.

In the second half of 2007 the net profit of REAAL Verzekeringen was € 115 million. Excluding the contribution from AXA NL Combined of € 22 million, the net profit of € 93 million was virtually flat compared to the first half year.

The strong result of non-life operations in the second half of the year as a result of favourable developments in claims offset the decline in net profit of life operations as a result of higher acquisition costs for insurance operations and value adjustments to financial instruments and other assets.

Total income, excluding AXA NL Combined, decreased in the second half of 2007 by € 224 million compared to the first half of 2007, because of lower results on investments for insurance contracts on behalf of policyholders due to higher interest rates and stock markets fluctuations.
Also excluding AXA NL Combined, net premium income at REAAL Verzekeringen was virtually flat at € 1,018 million compared to the first half year. Single life premiums grew by € 61 million (+ 20.0%), predominantly in the Immediate Annuities product group. In line with the seasonal pattern, regular life premiums were down. Non-life premiums were in line with the first half of 2007.

Compared to the first half of 2007, total expenses at REAAL Verzekeringen, excluding AXA NL Combined and relating funding costs, decreased by € 230 million, in particular due to the technical expenses on insurance contracts (–€ 282 million). Acquisition costs for insurance operations rose by € 11 million mainly due to a better alignment of the amortisation of acquisition costs with premiums from policyholders. Value adjustments to financial instruments and other assets rose by € 23 million caused by equity impairments as a result of lower stock markets and value adjustments to loans and intangible fixed assets. Operating costs, excluding AXA NL Combined, rose by € 12 million mainly due to more temporary staff and increased costs for specialised external advice.

Execution of strategy

In 2007, SNS REAAL made great strides in the continued expansion of its business operations, realising growth both organically and through acquisitions to diversify the sources of income. SNS REAAL has achieved this growth while maintaining its moderate risk profile and the focus on both employee and customer satisfaction.

Structural growth in mature markets

Besides growth through acquisitions, SNS REAAL seeks profitable growth in its existing activities. The main drivers for organic growth are savings, investments, retail mortgages, the SME market, property finance, pensions and disability insurance.

SNS Bank's share of the savings markets grew from 6.3% to 8.3% mainly as a result of successful products at ASN Bank, SNS Bank's savings deposit campaigns and the acquisition of Regio Bank.
SNS REAAL's total assets under management, including SNS Asset Management, increased from € 17.8 billion to € 20.4 billion at the end of 2007. Again, SNS Fundcoach proved to be a successful formula. The number of customers grew by 9,130 to 27,388 (+50%) and the assets under management grew from € 589 million to € 802 million (+36.2%).
SNS Property Finance's loan portfolio increased organically by € 1.8 billion (+20.4%). SNS Retail Banking regained market share in mortgages in the second half of 2007, growing its market share to 7.4%. The retail mortgage portfolio grew by € 2.4 billion to € 44.8 billion (+5.7%) of which € 1.6 billion came from the acquisition of Regio Bank.

At REAAL Verzekeringen, excluding AXA NL Combined, regular premiums were again higher (+5.1%) and single premiums recovered strongly during the second half of 2007. In total over 2007, single premium income increased organically by 4.0%. Specifically, regular pensions and disability premiums grew by 14.2% and 16.7% respectively. Market share of regular life premiums amounted to 14.5% and that of single life premiums was 9.1%.

Acquisitions

The acquisition of the Dutch insurance activities of AXA was a major step forward. This acquisition for a total price of € 1.8 billion, which was completed on 5 September 2007, has significantly strengthened SNS REAAL's position in the consolidating Dutch insurance market. Market share of regular life premiums and single life premiums grew with this acquisition. As of September 2007 market share of AXA NL Combined of regular life premiums amounted to 6.0% and market share of single life premiums was 9.7%. The takeover of AXA NL Combined enabled the effective use of excess capital within SNS REAAL. It is expected that the acquisition will be EPS accretive from 2008 and that it will generate a return on investment above the cost of capital and positively enhance SNS REAAL's ROE.

As announced on 4 June 2007, SNS REAAL expects to realise substantial pre-tax cost synergies of approximately € 50 million per annum by 2011 on a fully-phased basis, representing approximately 40% of AXA NL Combined's operational cost base. SNS REAAL estimates total pre-tax restructuring costs at € 60 million, which will be front-end loaded with the majority to be taken in the first three years. These mainly consist of ICT, facilities and HR related costs. The integration process is on track with limited integration costs so far.

On 19 November, SNS REAAL announced the intended acquisition of Zwitserleven and Swiss Life Belgium for a total consideration of up to € 1,535 million. With the acquisition of Zwitserleven, SNS REAAL will nearly quadruple its pension business to a market share of approximately 11%. Annual cost savings will grow to approximately € 35 million and will be fully phased in by 2012, representing approximately 35% of Zwitserleven's current cost base.

The funding of the acquisition has been secured. The acquisition will be financed through a combination of € 600 million of a new class of shares ('Foundation Shares') to be issued to Stichting Beheer SNS REAAL (the Foundation) and up to € 800 million of debt instruments and internal resources. The remaining € 135 million will be financed by the proceeds of the intended sale of Swiss Life Belgium. The acquisition will take effect on 1 January 2008 and is expected to be completed in the first half of 2008.

Both these major acquisitions are in line with SNS REAAL's strategic priorities of achieving scale through consolidation, diversifying its income in the Dutch life insurance market, strengthening distribution, broadening its presence in the SME segment, and gaining a significant presence in the structurally attractive pension and disability markets. After completing these acquisitions, SNS REAAL will be the second largest life insurance company in the Netherlands.

The takeover of Regio Bank was completed on 1 July 2007. CVB Bank and Regio Bank have been merged under the name SNS Regio Bank creating a unique franchise formula in Dutch banking. In the view of SNS REAAL, the emphasis in the banking value chain is shifting towards distribution. SNS Regio Bank represents a major increase in distribution strength through a substantial increase in its visibility and footprint. SNS Regio Bank now has a network of approximately 700 specialised intermediaries who market its products in close proximity to the customers. Many of these intermediaries are located in the Randstad urban region, a particular area of focus for the strengthening of SNS Bank's network. In addition, the integration will generate considerable cost savings. The necessary system conversions have been completed.

On 30 August 2007, SNS Securities and VVAA Groep reached final agreement on the acquisition of FBS Bankiers, a specialised bank that provides services to both private and institutional clients. With the acquisition of FBS Bankiers, SNS Securities will strengthen its position in the Dutch market.

SNS Property Finance now is fully incorporated within SNS REAAL and the integration of the existing property finance activities of SNS Bank with those of SNS Property Finance was completed at year-end 2007.

Diversification

SNS REAAL has achieved further diversification of its sources of income by acquiring companies with products that are well aligned with the existing strategy. The acquisition of SNS Property Finance brought significant diversification to SNS Bank, reducing its dependence on retail banking. With the acquisition of AXA NL Combined and the announced acquisition of Zwitserleven, the shares of life and non-life insurance of total net profit for SNS REAAL will increase. In addition, SNS REAAL will show more diversification within both these insurance segments.

Composition net profit SNS REAAL 2007 Pro forma*


8%
38%
38%
16%

- Retail Banking
- SNS Property Finance
- Life Insurance
- Non-life Insurance

Composition net profit SNS REAAL 2006


5%
38%
55%
2%

- Retail Banking
- SNS Property Finance
- Life Insurance
- Non-life Insurance

*) Pro forma 2007: including AXA NL Combined FY 2007 and Regio Bank FY 2007

SNS Bank

Diversification of total income at SNS Bank further improved in 2007. Net interest income of SNS Property Finance increased and its percentage in total income of SNS Bank grew from 2% in 2006 to 19% in pro forma 2007. Furthermore net interest income of retail banking became better balanced as lower interest income from retail mortgages and penalty interest was more than offset by increased income from savings products and the SME portfolio. Net commission and management fees increased, whilst its share in total income decreased as a result of strong growth in interest result due to the contribution of SNS Property Finance. Other income as a percentage of total income decreased from 10% in 2006 to 3% in pro forma 2007 due to lower results from the sale of bonds.

Composition of income SNS Bank 2007 Pro forma*



3%
13%
19%
65%
Net intrest income Retail Banking
Net intrest income SNS Property Finance
Net commission and management fees
Other income

Composition of income SNS Bank 2006



10%
16%
2%
72%
Net interest income Retail Banking
Net interest income SNS Property Finance
Net commission and management fees
Other income

*) Pro forma 2007: including Regio Bank FY 2007

REAAL Verzekeringen

AXA NL Combined has already increased the diversification in REAAL Verzekeringen's business. This diversification will be further strengthened by the acquisition of Zwitserleven, which will add a significant share of the growing pension market.

Composition of gross premium income REAAL Verzekeringen Life 2007 Pro forma*



3%
42%
46%
9%
Single, pension
Single, other
Regular, pension
Regular, other

Composition of gross premium income REAAL Verzekeringen Life 2006



6%
35%
51%
8%
Single, pension
Single, other
Regular, pension
Regular, other

*) Pro forma 2007: including AXA NL Combined FY 2007

Composition of gross premium income
REAAL Verzekeringen Non-Life 2007 Pro forma*


10%
27%
24%
39%
Fire
Motor
Other
Disability

Composition of gross premium income
REAAL Verzekeringen Non-Life 2006


3%
30%
28%
39%
Fire
Motor
Other
Disability

*) Pro forma 2007: including AXA NL Combined FY 2007

The acquisition of AXA NL Combined will continue to further diversify REAAL Verzekeringen's non-life insurance operations. This acquisition will increase and broaden the distribution power in the key growth area disability insurance in particular.

Risk profile

By focusing primarily on banking and insurance products for retail and SME customers in the Netherlands, SNS REAAL has a moderate risk profile. Given the structural shortage of affordable housing, the Dutch market is expected to be sufficiently robust to absorb the impact of the current market turmoil.

Thanks to professional risk management and a solid balance sheet, the liquidity and credit crisis did not have a significant impact on the result of SNS REAAL in 2007. SNS REAAL has no direct exposure to the US subprime mortgage market and the indirect negative impact of unrealised value adjustments in the trading portfolios of SNS Bank was limited to € 9 million. The stock market turmoil led to € 17 million of impairments to the equity investment portfolio of REAAL Verzekeringen.

The immediate impact on long-term funding costs of the banking business has been limited. SNS Bank has been able to profit for a longer period from the historically low credit spreads by attracting a relatively large amount of long-term funding. As a result SNS Bank's funding is secured for 2008 without need for recourse to the capital markets as of today. The diversified funding policy coupled with a further improvement in the mix between wholesale and retail funding has made an important contribution to this. The retail funding base increased in 2007 due to a combination of the acquisition of Regio Bank and organic growth. Retail funding in relation to total funding increased from 36% at the end of 2006 to 42% at the end of 2007. At the end of 2007, 56% of retail loans was funded with retail funding (2006: 44%). Moreover, the size of the cash position (including liquid assets) has been increased in response to the uncertain situation on the money and capital markets by carrying out a sound and proactive liquidity policy. The temporarily higher liquidity buffer has been invested in a diversified range of liquid investments of a high rating.

The equity component of the asset mix of REAAL Verzekeringen was limited to 10% (€ 2.2 billion). The equity exposure of REAAL Verzekeringen was hedged for 70% if the price declined below the strike price of the related put options. Moreover, currency risks were hedged for approximately 85%. The fixed-income portfolio of REAAL Verzekeringen amounted to € 15.1 billion, 74% of the rated investments (€ 10.9 billion) were rated double AA or higher. Investments in collateralised debt instruments comprised less than 1% of the total investment portfolio with the majority of these instruments rated double AA or higher.

The impact of interest-rate fluctuations on the result of SNS REAAL was limited by a low duration of the shareholders' equity and a 50% hedge of the guarantee risk in the company profit-share portfolio.

SNS Bank

In € millions	2007	2006	Change	2nd half year 2007	1st half year 2007
Result					
Net interest income banking operations	783	567	38.1%	406	377
Net commission and management fees	129	120	7.5%	64	65
Result on investments	14	67	(79.1%)	10	4
Results on derivatives and other financial instruments	13	15	(13.3%)	17	(4)
Other operating income	(1)	(1)	0.0%	(4)	3
Total income	938	768	22.1%	493	445
Value adjustments to financial instruments and other assets	35	36	(2.8%)	26	9
Staff costs	332	283	17.3%	178	154
Depreciation and amortisation of tangible and intangible fixed assets	31	25	24.0%	14	17
Other operating expenses	203	173	17.3%	107	96
Total expenses	601	517	16.2%	325	276
Operating profit before taxation	337	251	34.3%	168	169
Taxation	64	37	73.0%	30	34
Third party interests	1	--	--	1	--
Net profit for the period	272	214	27.1%	137	135
Net profit SNS Retail	186	208	(10.6%)	95	91
Net profit SNS Property Finance[1]	86	6	1333.3%	42	44
Risk-weighted assets	30,744	28,454		30,744	28,663
Ratios					
Return on shareholders' equity	12.6%	14.1%		12.9%	13.0%
Efficiency ratio	60.3%	62.6%		60.5%	60.0%
BIS ratio	11.5%	11.2%		11.5%	11.4%
Tier 1 ratio	8.4%	8.2%		8.4%	8.3%
Core capital ratio	6.5%	6.5%		6.5%	6.6%

[1]) Comparative figure net profit SNS Property Finance 2006 relates only to December 2006.

Highlights

- Net profit up 27.1% to € 272 million
- SNS Property Finance contributed € 86 million to net profit
- Net interest income SNS Retail Banking rose by 8.2% in 2007, despite decreased penalty interest
- Net commission and management fees increased to € 129 million (+ 7.5%)
- Funding SNS Bank secured until the end of 2008, no need for recourse to the capital markets as of today
- Integration Regio Bank on track, systems conversion completed
- Regio Bank (as of 1 July) contributed € 4 million to net profit after one-off integration costs
- Return on shareholders' equity 12.6%, capital ratios strong as ever
- Efficiency ratio improved to 60.3% (2006: 62.6%)
- Value adjustments almost equal to 2006

Result

The results of Regio Bank have been consolidated in SNS Bank results from 1 July 2007. SNS Bank's net profit of € 272 million rose by € 58 million (+27.1%). SNS Property Finance contributed € 80 million to this increase and Regio Bank € 4 million.

The effect of the international liquidity and credit crisis on SNS Bank's liquidity position was relatively limited. The liquidity position of SNS Bank remained solid, supported by the diversified funding policy, the growth of savings on the back of the savings deposit campaigns and the ample liquidity buffers accumulated prior to the credit crisis. Nevertheless if the current situation endures for a longer period, it will also have an impact on banking operations.

Net profit SNS Bank



€ millions
300
250
200
150
100
50
0
CAGR = 21%
2003
2004
2005
2006
2007
Net profit SNS Bank

Despite the lower statutory corporate tax rate, the effective tax rate increased to 19.0% compared to 14.7% in 2006 as a result of the lower impact of structured tax investments. Furthermore in 2006 the effective tax rate was influenced by a recalculation of the net deferred tax liabilities resulting in a release of € 9 million.

Return on shareholders' equity (ROE) for 2007 was 12.6% down from 14.1% in 2006.

Income

Total income increased from € 768 million in 2006 to € 938 million (+22.1%) in 2007. The higher net interest income and higher net commissions and management fees of SNS Retail Banking and the contribution made by SNS Property Finance more than compensated for the lower results on investments and derivatives and other financial instruments. SNS Bank's interest income (excluding SNS Property Finance, Regio Bank and FBS) increased by € 24 million (+4.4%) compared to the level realised in 2006, despite a € 24 million decrease in penalty interest income due to a further contraction of the mortgage refinancing market on the back of rises in interest rates. Margin pressure in mortgages was more than compensated by improved margins in other products, most notably savings.

The consolidation of SNS Property Finance, an improved net interest income and a sharply lower result on investments and derivatives and other financial instruments enhanced the quality of income. The diversification of net interest income improved due to strong growth of net interest income on savings products and SME mortgages and the acquisition of SNS Property Finance. In retail banking, commissions and management fees as a percentage of total income grew from 15.9% to 17.0%.

Composition of income SNS Bank



€ millions
1,000
750
500
250
0
2005
2006
2007
Other income
Net commission and management fees
Net interest income SNS Property Finance
Net interest income Retail Banking

Expenses

Total expenses rose by € 84 million due to SNS Property Finance (€ 70 million) and Regio Bank (€ 12 million).

Value adjustments to financial instruments and other assets remained low at € 35 million (2006: € 36 million).

As a result of the increased income, strict cost control and the consolidation of SNS Property Finance for a full year, the efficiency ratio improved from 62.6% in 2006 to 60.3% in 2007.

Efficiency ratio SNS Bank



%
65
64
63
62
61
60
59
58
57
2003
2004
2005
2006
2007
Efficiency ratio SNS Bank

Funding

SNS Bank's funding strategy has consistently been based on three pillars: diversification of funding sources, commitment to the investor base and a proactive view of the environment. The retail lending base grew due to a combination of the acquisition of Regio Bank and organic growth. As a result, retail funding as a percentage of total funding increased from 36% at the end of 2006 to 42% at the end of 2007. At the end of 2007, 56% of retail loans was funded with retail money (2006: 44%). SNS Bank has maintained a prudent and proactive funding and liquidity strategy and was able to profit for a longer period from the historically low credit spreads by attracting a relatively large amount of long-term funding. Looking ahead, the funding position has been secured until the end of 2008 without need for recourse to the capital markets as of today.

Diversification of funding sources year-end 2007



7%
16%
12%
21%
42%
2%
Medium term notes
Retailfunding
Credit institutions
Securitisation
Benchmark Bonds
Other

Diversification of funding sources year-end 2006



11%
15%
14%
36%
19%
5%
Medium term notes
Retailfunding
Credit institutions
Securitisation
Benchmark Bonds
Other

SNS Retail Banking

In € millions	2007	2006	Change	2nd half year 2007	1st half year 2007
Result					
Net interest income banking operations	596	551	8.2%	307	289
Net commission and management fees	128	120	6.7%	64	64
Result on investments	13	67	(80.6%)	9	4
Results on derivatives and other financial instruments	12	15	(20.0%)	16	(4)
Other operating income	2	--	--	(1)	3
Total income	**751**	**753**	(0.3%)	**395**	**356**
Value adjustments to financial instruments and other assets	20	35	(42.9%)	10	10
Other expenses	505	476	6.1%	268	237
Total expenses	**525**	**511**	2.7%	**278**	**247**
Operating profit before taxation	**226**	**242**	(6.6%)	**117**	**109**
Taxation	39	34	14.7%	21	18
Third party interests	1	--	--	1	--
Net profit for the period	**186**	**208**	(10.6%)	**95**	**91**
Risk-weighted assets	18,832	19,571		18,832	18,938
Efficiency ratio	67.2%	63.2%		67.8%	66.6%

Result

SNS Retail Banking's net profit decreased from € 208 million to € 186 million (–10.6%). Excluding the net result on the 2006 bond sales of € 35 million and the impact of the conversion of the property finance activities to SNS Property Finance (€ 4 million), net profit rose by 9.8% due to improved net interest income and higher net commissions and management fees.

Regio Bank has been included in SNS Retail Banking's result from 1 July 2007. In the second half of 2007, Regio Bank made a positive contribution to net profit of €4 million. The integration of this company into SNS Bank and related system conversions were completed at year-end 2007.

Income

Net interest income

The increase of net interest income of SNS Retail Banking by €45 million (+8.2%) was due to an increase of commercial interest income while penalty interest fell by €24 million. The growth of commercial interest income was due to higher sales volumes in almost all product segments and improved margins on savings products and the SME portfolio. This growth was partially offset by lower margins in the mortgage business as a result of the ongoing fierce competition. Regio Bank contributed €26 million to net interest income.

Penalty interest income fell by €24 million from €53 million in 2006 to €29 million in 2007 (−45.3%). This fall was caused by a decrease in the volume of early redemptions on the back of interest rate hikes, which further contracted the mortgage refinancing market, continuing a trend that had started in 2006. Penalty interest income also declined as the spread between client interest rates and market interest rates narrowed. Penalty interest income in the second half of 2007 amounted to €15 million which was almost equal to the first half of 2007.

Interest rates rose across the entire yield curve during 2007. Short-term interest rates continued to increase and the yield curve became partly inverted in the second half of 2007. The long end of the yield curve steepened but continued to be relatively flat. During 2007, SNS Bank's exposure to future interest rate hikes was reduced. These movements in the yield curve and the ALM policy resulted in a limited but positive ALM income in line with 2006.

In the highly competitive mortgage market, compared to the first half of 2007, SNS Retail Banking regained market share in mortgages from 6.7% to 7.4%. SNS Budget Mortgage, voted 'Best European Mortgage Product of 2007', generated over half of the new mortgage production. In the existing mortgage portfolio, retention improved in 2007. The acquisition of Regio Bank added a mortgage portfolio of €1.6 billion, in total SNS Bank's retail mortgage portfolio expanded by 5.7% to €44.8 billion (2006: €42.4 billion).

In 2007, the savings market share grew from 6.3% to 8.3% partly as a result of successful products at ASN Bank and SNS Bank's savings deposit campaigns. Regio Bank contributed €2.1 billion to the savings portfolio and SNS Bank's total savings portfolio increased by €5.5 billion to €19.2 billion (+40.1%). ASN Bank showed considerable growth in both volume and the number of clients. In 2007, the number of clients increased by 14% (45,651 new clients).

Net commission and management fees

Excluding the management fees of SNS Asset Management, which was transferred to SNS REAAL at 1 July 2006, growth of net commissions and management fees in 2007 was €16 million (+14.3%). This increase occurred across all commission-related activities, the insurance commissions grew by 6.1% to €35 million.
Growth in securities commissions was mostly driven by the activities of SNS Fundcoach and SNS Securities. SNS Fundcoach's assets under management increased by €213 million from €589 million at year-end 2006 to €802 million at the end of 2007 (+36.2%). The numbers of new accounts and active clients both grew in 2007, and SNS Fundcoach's fee income increased accordingly. Additionally, management fee income of SNS and ASN funds rose compared to 2006.
Net commission fees contributed by SNS Securities grew from €13 million to €16 million, supported by the FBS Bankiers contribution and the former activities of Van der Hoop.

Other income

The result on investments fell sharply, from €67 million in 2006 to €13 million in 2007, largely due to the absence in 2007 of the significant net profits realised from bond sales in 2006 (€35 million net). Based on the positive revaluations and SNS Bank's interest rate projections, substantial results were made in 2006 through bond sales. In view of the size of the fair value reserve at the end of 2007 and the interest rate environment, the result on investments, as indicated before, is expected to remain low in 2008.

Income from derivatives and other financial instruments fell by €3 million from €15 million in 2006 to €12 million at the end of 2007. The international liquidity and credit crisis had a minor negative impact on the market value of SNS Bank's bond trading

portfolio (−€9 million). As we intend to hold this portfolio to maturity date (approximately two years), future positive results will offset this current negative mark to market performance.

Expenses

Value adjustments to financial instruments and other assets

Value adjustments to financial instruments and other assets fell by €15 million from €35 million in 2006 to €20 million in 2007 (−42.9%). The lower addition for retail mortgages reflects the low risk of this portfolio, fewer forced property sales and associated lower shortfalls on foreclosures per item. In addition, in 2006 the provisioning policy was tightened, resulting in higher additions. There was a markedly lower inflow of infected loans from the SME sector, in particular due to the improved economic environment and to the release of a number of remaining provisions in respect of the settlement of various loans. The value adjustments as a percentage of risk-weighted assets fell from 0.18% in 2006 to 0.11% in 2007.

Other expenses

Other expenses increased by €29 million, from €476 million in 2006 to €505 million in 2007 (+6.1%). This increase was mainly due to the acquisitions and integration of Regio Bank and FBS (€22 million). Excluding these factors, strict cost control limited the increase in other expenses to €7 million (+1.5%). The total number of FTEs at retail banking decreased by 103, despite the integration of Regio Bank (54 FTEs). This decrease was caused by STP projects and the reorganisation of the SME business. However, total staff costs increased as more temporary staff was hired for projects related to legislation (implementation of Basel II), efficiency and integration.

SNS Property Finance

In € millions	2007	2006	2006 pro forma	Change	2nd half year 2007	1st half year 2007
Result						
Net interest income banking operations	187	16	182	2.7%	99	88
Net commission and management fees	1	--	--	--	--	1
Result on investments	1	--	--	--	1	--
Results on derivatives and other financial instruments	1	--	--	--	1	--
Other income	(3)	(1)	5	(160.0%)	(3)	--
Total income	187	15	187	0.0%	98	89
Value adjustments to financial instruments and other assets	15	1	11	36.4%	16	(1)
Other expenses	61	5	55	10.9%	30	31
Total expenses	76	6	66	15.2%	46	30
Operating profit before taxation	111	9	121	(8.3%)	52	59
Taxation	25	3	39	(35.9%)	10	15
Third party interests	--	--	--	--	--	--
Net profit for the period[1]	86	6	82	4.9%	42	44
Effect purchase price allocation	23	1	12	91.7%	16	7
Net profit for the period (before PPA)	109	7	94	16.0%	58	51
Risk-weighted assets	11,912	8,883	8,883		11,912	9,725
Efficiency ratio	32.6%	33.3%	29.4%		30.6%	34.8%

¹) Comparative figure net profit SNS Property Finance 2006 relates only to December 2006.

Result

Total net profit of SNS Property Finance amounted to €86 million compared to a pro forma net profit in 2006 of €82 million (+4.9%). The loan portfolio grew from €8.8 billion at the end of 2006 to €11.7 billion at the end of 2007 (+32.9%). This increase was due to the organic growth of the loan portfolio of €1.8 billion (+20.4%) and by integration of the existing property finance activities of SNS Bank (€1.1 billion). The integration of these activities with those of SNS Property Finance was

completed at year-end 2007 and made a contribution to the net profit of € 4 million. These positive developments were partly offset by lower other income and higher other expenses.

Excluding the effect of the Purchase Price Allocation (PPA) adjustments and higher funding costs, SNS Property Finance recorded a net profit of € 109 million, an increase of 16.0% compared to pro forma net profit for 2006 excluding PPA adjustments of € 94 million. PPA adjustments in 2007 were € 23 million, compared to € 12 million in the pro forma net profit for 2006. The difference was due to the PPA adjustment to fair value of equity participations which led to a higher negative PPA impact on the other income and value adjustments to financial instruments and other assets. The organic growth of net profit was fully offset by the higher PPA adjustments in 2007 compared to the adjustments in the pro forma figures 2006. It is expected that the impact of the PPA will decrease substantially in the coming years.

Geographic composition portfolio
SNS Property Finance



14%
3%
7%
76%

- The Netherlands
- North America
- Spain
- Other

Portfolio by asset classes
SNS Property Finance



7%
12%
37%
22%
22%

- Residential
- Offices
- Shops
- Business premises
- Other

The total portfolio of SNS Property Finance as at 31 December 2007 consisted of € 7.0 billion of investment finance and € 4.7 billion of project finance. The portfolio is well diversified by geography and across asset classes. The major part of the portfolio is domestic (76%) and investments in North America are limited to 7% of the total portfolio. The total portfolio share of the residential sector amounted to 37% at the end of 2007.

Income

Net interest income in 2007 increased by € 5 million (+ 2.7%) to € 187 million. This increase was due to the growth of the portfolio, partly offset by lower (non-) recurring commissions. Recurring interest revenue accounted for 94% of total net interest income, with the remainder sourced from transaction-related income.
The organic growth in the portfolio mainly related to expanding international project finance activities. On a total portfolio basis margins remained stable. Within this, lower margins on investment finance were offset by a small increase in margins on project finance together with an increase in the share of project finance in the total portfolio.

Expenses

Value adjustments to financial instruments and other assets

Total value adjustments in 2007 were negative at € 15 million, with a net provision release of € 1 million in the first half year followed by a net negative charge of € 16 million in the second half. The adjustment in the second half was due to impairments on a limited number of loans in the USA and Spain, partly compensated by releases of other provisions as a result of settlement and final repayment on impaired loans. SNS Property Finance has taken full control of the projects involved and has acted swiftly to restructure the management and focus of these projects. The value adjustments as a percentage of risk weighted assets of SNS Property Finance were at a satisfactory level of 0.13%.

Other expenses

Compared to the pro forma figures for 2006, other expenses increased by € 6 million mainly due to the increase of staff related to the expansion of activities and to costs related to the process integration. As a result the efficiency ratio increased to 32.6% compared to 29.4% in pro forma 2006.

REAAL Verzekeringen

In € millions	2007[1]	2006	Change	2nd halfyear 2007	1st halfyear 2007
Result					
Premium income	2,584	2,009	28.6%	1,538	1,046
Reinsurance premium	61	49	24.5%	32	29
Net premium income	**2,523**	**1,960**	28.7%	**1,506**	**1,017**
Share in the result of associated companies	--	3	(100.0%)	(2)	2
Net commission and management fees	54	57	(5.3%)	25	29
Result on investments	834	561	48.7%	532	302
Result on investments for insurance contracts on behalf of policyholders	96	215	(55.3%)	(72)	168
Results on derivatives and other financial instruments	29	6	383.3%	20	9
Other operating income	11	2	450.0%	3	8
Total income	**3,547**	**2,804**	26.5%	**2,012**	**1,535**
Technical expenses on insurance contracts	1,979	1,393	42.1%	1,220	759
Technical expenses on insurance contracts on behalf of policyholders	496	663	(25.2%)	110	386
Technical expenses on insurance contracts	**2,475**	**2,056**	20.4%	**1,330**	**1,145**
Acquisition costs for insurance operations	333	240	38.8%	201	132
Value adjustments to financial instruments and other assets	29	(2)	1550.0%	27	2
Staff costs	184	141	30.5%	115	69
Depreciation and amortisation of tangible and intangible fixed assets	35	27	29.6%	20	15
Other operating expenses	88	75	17.3%	55	33
Other interest expenses	144	34	323.5%	117	27
Total expenses	**3,288**	**2,571**	27.9%	**1,865**	**1,423**
Operating profit before taxation	259	233	11.2%	147	112
Taxation	52	63	(17.5%)	31	21
Third party interests	2	--	--	1	1
Net profit for the period	205	170	20.6%	115	90
Effect purchase price allocation	15	--	--	15	--
Net profit for the period (before PPA)	220	170	29.4%	130	90
Ratios					
Return on shareholders' equity	13.9%	13.6%		13.7%	14.2%
Operating cost/premium ratio	14.1%	13.8%		15.5%	12.4%
Solvency life operations[1]	272%	236%		272%	241%
Solvency non-life operations[1]	255%	279%		255%	286%
New annual premium equivalent (in € millions)	207	196		123	84
Value New Business (in € millions)[2]	14	20		6	8
Combined ratio non-life operations[3]	98.6%	94.7%		94.3%	105.3%
Claims ratio[3]	55.9%	53.7%		50.4%	64.4%

The comparative figures have been adjusted for comparison purposes.

[1]) Solvency life and non-life operations 2007 are calculated based on new legislation.

[2]) VNB 2007 includes AXA NL Combined which is based on different calculation principles than REAAL Verzekeringen. As of 2007 VNB includes cost synergies of AXA NL Combined and surplus value of technical provisions of the liability adequacy test.

[3]) As of 2007 the combined and the claims ratios are calculated excluding reinsurance results and excluding indemnified business by AXA S A

Highlights

- Net profit up 20.6% to € 205 million
- Integration AXA NL Combined on track, with limited integration costs
- Net profit contribution AXA NL Combined € 22 million including funding costs
- Net profit life up € 20 million (+ 13.8%), excluding AXA NL Combined
- Net profit non-life excluding impact Kyrill storm and AXA NL Combined up € 5 million (+ 23.8%)
- Value New Business REAAL Verzekeringen € 12 million and AXA NL Combined € 2 million
- Organic growth regular life premiums € 46 million (+ 5.1%), single life premiums € 26 million (+ 4.0%)
- Return on shareholders' equity up to 13.9% (2006: 13.6%)
- Operating costs/premium ratio 14.1% excluding AXA NL Combined 13.3% (2006: 13.8%)

Result

REAAL Verzekeringen's net profit increased from € 170 million to € 205 million (+ 20.6%), with results of AXA NL Combined being consolidated from 5 September 2007. AXA NL Combined made a positive contribution to REAAL Verzekeringen's net profit in 2007 of € 22 million including funding costs.

Excluding the net impact of AXA NL Combined net profit rose by € 13 million (+ 7.6%). The negative net impact of the Kyrill storm on the non-life insurance operations was € 12 million but this was more than offset by favourable development in claims and higher results on investments and derivatives and other financial instruments. Furthermore, the effective tax rate decreased from 27.0% in 2006 to 20.1% in 2007, mainly caused by the lower corporate tax rate and the higher impact of structured tax investments.

Net profit REAAL Verzekeringen


€ millions
225
200
175
150
125
100
75
50
25
0
CAGR = 24%
2003
2004
2005
2006
2007
Net profit REAAL Verzekeringen

Excluding the negative net effect of Purchase Price Allocation (PPA) adjustments of € 15 million, REAAL Verzekeringen posted a net profit of € 220 million (€ 205 million including PPA). Within this the contribution to net profit of AXA NL Combined was € 51 million (€ 36 million after PPA). The PPA adjustments consisted of € 11 million amortisation of Value of Business Acquired (VOBA) and € 4 million depreciation and amortisation of other tangible and intangible fixed assets.

Income

Total income of REAAL Verzekeringen increased from € 2,804 million to € 3,547 million (+ 26.5%).

Net income from regular life premiums grew by € 242 million to € 1,144 million (+ 26.8%) due to a combination of organic growth (€ 46 million, + 5.1%) and the contribution of AXA NL Combined of € 196 million. Single life premiums grew by € 192 million to € 837 million. Excluding AXA NL Combined, single life premiums increased by € 26 million (+ 4.0%).

Net non-life premium income rose by 31.2%, to € 542 million. Excluding AXA NL Combined net non-life premiums were virtually flat compared to 2006.

Other operating income increased by € 9 million to € 11 million due to the sale of a former Nieuwe Hollandse Lloyd (NHL) portfolio to AEGON and the surrender fees received at the termination of an important distribution partnership.

Composition of income for own account REAAL Verzekeringen


€ millions
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2005
2006
2007
Net provision
Other income
Investment income
Net premium income

Result on investments REAAL Verzekeringen

In € millions	2007	2006	Change	2nd half year 2007	1st half year 2007
Result					
Interest income	631	426	48.1%	423	208
Dividend income	45	30	50.0%	24	21
Rental income	19	15	26.7%	11	8
Other	--	4	(100.0%)	--	--
Direct investment income	695	475	46.3%	458	237
Realised gains/losses	105	81	29.6%	50	55
Unrealised gains/losses	34	5	580.0%	24	10
	139	86	61.6%	74	65
Total result on investments REAAL Verzekeringen	834	561	48.7%	532	302

The result on investments for own account rose by € 273 million compared to 2006 (+48.7%). Excluding the contribution of AXA NL Combined, the results on investments increased by € 58 million. This positive development was mainly due to the increase in realised gains on sales of equities. Taking into account the fair value reserve at the end of 2007 and the prevailing stock market conditions, realised gains could be lower in 2008.
Unrealised gains/losses increased by € 29 million to € 34 million due to increased results on investment property (€ 13 million) and higher unrealised gains on bonds (€ 16 million) as a result of expansion of the investment portfolio at fair value through profit and loss.

Expenses

REAAL Verzekeringen's total expenses rose by € 717 million to € 3,288 million. Excluding AXA NL Combined total expenses increased by € 45 million, due to € 35 million higher acquisition costs as a result of strong production growth in the past few years and a one-off adjustment of € 15 million to better align the amortisation of acquisition costs for insurance operations with premiums from policyholders. Interest expenses increased by € 27 million due to increased structured tax investments.

Value adjustments to financial instruments and other assets, excluding AXA NL Combined, increased by € 29 million caused by € 15 million equity impairments as a result of lower stock markets and value adjustments to loans and intangible fixed assets. Furthermore technical expenses on insurance contracts increased organically by € 52 million, mainly due to growth of the life portfolio. Technical expenses on insurance contracts on behalf of policyholders decreased by € 102 million due to the interest rate hike resulting in a decrease in the value of fixed-income security investments for insurance contracts on behalf of policyholders.

Operating cost/premium ratio

The operating cost/premium ratio increased from 13.8% to 14.1%. Excluding AXA NL Combined staff costs, depreciation costs and other operating expenses were nearly on a par with 2006, whilst premium income grew organically (regular premiums +5.1% and single premiums +4.0% compared to 2006). As a result the operating cost/premium ratio excluding AXA NL Combined improved to 13.3%.

Pro forma figures for AXA NL Combined

Update to pro forma 2006 figures first published in Press Release of 4 June 2007

Since the announcement of the acquisition of AXA NL Combined on 4 June 2007 SNS REAAL continued the determination of the Purchase Price Allocation (PPA) of AXA NL Combined. This has resulted in adjustments to the valuations of Value of Business Acquired (VOBA) and other intangible fixed assets. The valuation of VOBA has been increased from € 617 million to € 673 million, mainly caused by an increased yield curve. The determination of the other intangible fixed assets resulted in PPA adjustments of € 167 million, consisted of the distribution network, client relations, trademark and software. The value of

these intangible fixed assets had not yet been determined at the time of the announcement of the acquisition. As a result the amortisation costs for VOBA in 2006 were increased from € 22 million to € 26 million. Amortisation costs of other intangible fixed assets amounted to € 12 million which had not been calculated at 4 June 2007.
In addition, the pro forma financing costs increased from € 34 million to € 40 million as a result of higher interest rates in 2007 compared to the 2006 interest rates as presented in June 2007. The impact on the pro forma amortisation costs and financing costs for 2006 as communicated when the acquisition was made public on 4 June 2007 is summarised as follows:

In € millions	2006 4 June 2007	2006 31 December 2007
Stand alone normalised net profit before VOBA and funding costs	143	143
Amortisation VOBA and other intangibles (after taxation)	(22)	(38)
Financing costs (after taxation)	(34)	(40)
Net profit for the period	87	65

Pro forma figures

For comparison, pro forma figures for AXA NL Combined have been included for the years 2007 and 2006. These figures take into account the effects of purchase price accounting, normalisations and additional funding costs related to the acquisition of AXA NL Combined.
The figures for the period September 2007 until December 2007 included in the SNS REAAL financial statements are presented in the column headed 'AXA NL Combined Sep-Dec 2007".

In € millions	Pro forma Full Year 2007	Pro forma Full Year 2006	Change	AXA NL Combined Sep-Dec 2007
Stand alone normalised net profit before VOBA and funding costs	140	143	(2.1%)	51
Amortisation VOBA and other intangibles (after taxation)	(34)	(38)	(10.5%)	(15)
Stand alone normalised net profit before funding costs	106	105	1.0%	36
Additional funding costs (after taxation)	(42)	(40)	5.0%	(14)
Net profit for the period	64	65	(1.5%)	22
Operating cost/premium ratio	15.6%	14.4%		18.8%

The acquisition of AXA NL Combined for an amount of € 1.8 billion, was financed by € 342 million net proceeds from the issue of new ordinary shares, € 450 million internal resources and a mix of hybrid capital and senior debt totalling for € 1.0 billion. The financing was raised at SNS REAAL holding company level and € 630 million of this was down-streamed to REAAL Verzekeringen. The remaining € 370 million was retained in the SNS REAAL holding company, resulting in € 4 million net funding costs included in the result of Group activities.

Taking into account the funding costs at SNS REAAL holding and allocated interest expenses related to the financing from internal resources, the contribution of AXA NL Combined to SNS REAAL's net profit for the period September 2007 to December 2007 was € 18 million.

Revenue and cost development 2007

Regular life gross premiums of AXA NL Combined were flat versus 2006 and single life insurance premiums increased by € 28 million. Non-life gross premiums were flat compared to 2006. Disability premiums increased markedly by € 5 million to € 71 million.
Operating costs in 2007 increased due to re-insourcing of the unit-linked portfolio from Accenture.

REAAL Verzekeringen Life

In € millions	2007	2006	Change	2nd half year 2007	1st half year 2007
Result					
Regular life premiums	1,144	902	26.8%	641	503
Single life premiums	837	645	29.8%	532	305
Net premium income	**1,981**	**1,547**	28.1%	**1,173**	**808**
Net commission and management fees	39	37	5.4%	22	17
Share in results of associated companies	--	3	(100.0%)	(2)	2
Result on investments	710	529	34.2%	424	286
Result on investments for insurance contracts on behalf of policyholders	96	215	(55.3%)	(72)	168
Results on derivatives and other financial instruments	31	6	416.7%	22	9
Other operating income	7	--	--	--	7
Total income	**2,864**	**2,337**	22.6%	**1,567**	**1,297**
Technical expenses on insurance contracts	2,172	1,821	19.3%	1,169	1,003
Acquisition costs for insurance operations	178	134	32.8%	101	77
Value adjustments to financial instruments and other assets	27	(2)	1450.0%	26	1
Staff costs	117	95	23.2%	75	42
Depreciation and amortisation of tangible and intangible fixed assets	25	17	47.1%	13	12
Other operating expenses	43	39	10.3%	29	14
Other interest expenses	79	33	139.4%	49	30
Total expenses	**2,641**	**2,137**	23.6%	**1,462**	**1,179**
Operating profit before taxation	223	200	11.5%	105	118
Taxation	44	55	(20.0%)	21	23
Third party interests	2	--	--	1	1
Net profit for the period	**177**	**145**	22.1%	**83**	**94**

Net profit

Net profit posted of life insurance operations was up 22.1% from €145 million to €177 million, due to higher investment income, higher results on derivatives and other financial instruments and a lower effective tax rate. These positive movements more than offset increased acquisition costs and higher interest expenses related to structured tax investments and the financing of the acquisition of AXA NL Combined.

REAAL Verzekeringen Life net profit grew organically by €20 million and the acquisition of AXA NL Combined, including the costs of funding relating to the acquisition, contributed €12 million.

Income

Net regular premium income increased by €242 million to €1,144 million (+26.8%) of which €46 million was driven by organic portfolio growth. Single life premiums rose by €192 million to €837 million (+29.8%), of which €26 million was organically and mainly through strong growth in the Immediate Annuities product group.

Result on investments for own account was organically €55 million higher than in 2006, mainly attributable to increased realised gains on equity sales (+€49 million) and the growth of the investment portfolio. Result on derivatives and other financial instruments grew organically by €12 million due to the expansion of derivative positions used for hedging purposes.

Other operating income increased by €7 million to €7 million. This increase was caused by surrender fees received on the termination of an important distribution partnership and a the sale of a small part of the former NHL portfolio to AEGON.

New annual premium equivalent market shares and value of new business

The new annual premium equivalent (NAPE) rose €11 million to €207 million (+5.6%). From September onwards, AXA NL Combined contributed €37 million to the NAPE of REAAL Verzekeringen. The organic change was thus a decrease by €26 million.
The organic decline was attributable to rises in the interest rates. As a result of these increases, the market for mortgage refinancing decreased with less new individual insurance business as a result, but with improving lapse rates. In addition an important distribution partnership was ended.

The total life market for new regular premium contracted by 15.2% in 2007. This decline related mostly to Unit Linked products. REAAL Verzekeringen's market share excluding AXA NL Combined, amounted to 14.5% (life-course savings not included). This represents a decrease of 1.2 percentage point compared to year-end 2006. Market share of regular life premiums of AXA NL Combined as of September 2007 was 6.0%.

In individual single premiums, REAAL Verzekeringen realised strong growth in market share from 7.3% to 9.1% due to a strong recovery of its position from the second quarter of 2007 onwards caused by more competitive pricing. Market share of single life premiums of AXA NL Combined as of September 2007 was 9.7%.

For 2007, the value of new business (VNB) of REAAL Verzekeringen (excluding AXA NL Combined) was €12 million (2006: €20 million), based on a European Embedded Value basis (EEV). The VNB of AXA NL Combined, based on a Market Consistent Embedded Value basis (MCEV), for the full year 2007 was €2 million (2006: €10 million). The Dutch market for life insurance products continued to be very competitive, as a result, the margins of both regular premiums (for example mortality covers) and individual single premium products (in particular immediate annuities) remained under pressure. In addition, new inflow was lower due to a decreasing mortgage refinancing market and the surrender of an important distribution contract. At AXA NL Combined, costs-overruns as a result of the re-insourcing of mid-way cancelled outsourcing projects had a negative impact on the value of new business.

Expenses excluding AXA NL Combined

Excluding AXA NL Combined (impact on total expenses €472 million, including funding costs for the acquisition), total expenses of life insurance operations rose by €32 million (+1.5%) to €2.169 million. Technical expenses on insurance contracts decreased by €52 million mainly due to a lower result on investments for insurance contracts on behalf of policyholders. Acquisition costs for insurance operations increased by €35 million to €169 million (+26.1%). This increase was caused by strong production growth in recent years and a one-off adjustment of €15 million to better align the amortisation period of acquisition costs with premiums from policyholders. Value adjustments on financial instruments and other assets increased by €26 million. This increase was caused by impairments on equities (€13 million) and on loans to intermediaries and intangibles. Staff costs, depreciation and amortisation of tangible and intangible assets and other expenses fell by €3 million due to effective cost control and an improved allocation of costs between life and non-life operations. Other interest expenses increased by €26 million due to interest expenses relating to the funding of structured tax investments.

REAAL Verzekeringen Non-Life

In € millions	2007	2006	Change	2nd half year 2007	1st half year 2007
Result					
Non-life premiums	590	448	31.7%	358	232
Reinsurance premiums	48	35	37.1%	25	23
Net premium income	**542**	**413**	31.2%	**333**	**209**
Net commission and management fees	10	13	(23.1%)	3	7
Result on investments	42	27	55.6%	29	13
Results on derivatives and other financial instruments	1	--	--	1	--
Other operating income	3	1	200.0%	3	--
Total income	**598**	**454**	31.7%	**369**	**229**
Technical expenses on insurance contracts	303	235	28.9%	164	139
Acquisition costs for insurance operations	157	105	49.5%	103	54
Value adjustments to financial instruments and other assets	2	--	--	2	--
Staff costs	57	46	23.9%	32	25
Depreciation and amortisation on tangible and intangible fixed assets	5	5	0.0%	3	2
Other operating expenses	38	31	22.6%	24	14
Other interest expenses	6	1	500.0%	6	--
Total expenses	**568**	**423**	34.3%	**334**	**234**
Operating profit before taxation	30	31	(3.2%)	35	(5)
Taxation	7	10	(30.0%)	8	(1)
Net profit for the period	**23**	**21**	9.5%	**27**	**(4)**

Net profit

Net profit of non-life operations in 2007 was significantly influenced by the Kyrill storm with an impact on net profit 2007 amounted of €12 million*. Excluding the impact of the Kyrill storm net profit of non-life operations was up by €14 million (+66.7%). REAAL Verzekeringen non-life grew organically by €5 million (+23.8%) and AXA NL Combined (including the costs of funding relating to the acquisition) contributed €9 million.

Growth of net profit was mainly caused by favourable developments in claims in the second half of 2007 and decreased expenses on re-insurance contracts, partly offset by increased acquisition costs for insurance operations.

Income

At €542 million, non-life net premium income was €129 million higher than 2006 (+31.2%), mainly driven by the positive contribution of AXA NL Combined (€126 million). In addition REAAL Verzekeringen's transport sector showed strong growth in 2007.

Result on investments increased by €15 million (+55.6%). Result on investments, excluding AXA NL Combined amounted to €27 million and was in line with 2006.

*) In the first half year an amount of €13 million was reported, due to a release of a provision of €1 million in the second half, the total impact of the Kyrill storm in full year 2007 was €12 million.

Composition of gross premium income
REAAL Verzekeringen Non-Life 2007


7%
29%
26%
38%
Disability
Fire
Motor
Other

Composition of gross premium income
REAAL Verzekeringen Non-Life 2006


3%
30%
28%
39%
Disability
Fire
Motor
Other

Disability premium income as a percentage of total gross non-life premium income increased by 4 percentage points to 7% in 2007 due to a combination of the acquisition of AXA NL Combined and organic growth. The acquisition of AXA NL Combined will further diversify REAAL Verzekeringen's non-life insurance income, in particular, it increases and broadens its distribution power in the key growth area of disability.

Expenses excluding AXA NL Combined

Excluding AXA NL Combined (impact on total expenses €130 million, including funding costs for the acquisition), total expenses of non-life insurance operations rose by €15 million (+3.5%) to €438 million. Technical expenses on insurance contracts increased by €6 million. Increased technical expenses on insurance contracts generated by the Kyrill storm (€12 million net) were partly offset by the increased share of reinsurance companies in the loss expenses. Acquisition costs for insurance operations increased by €3 million to €108 million (+2.9%) due to higher gross premiums. Value adjustments to financial instruments and other assets increased by €2 million as a result of lower stock markets compared to 2006. Staff costs, depreciation and amortisation of tangible and intangible assets and other expenses increased by €5 million due to an improved allocation of costs between life and non-life operations.

Acquisition costs for insurance operations, including AXA NL Combined, as a percentage of gross non-life premiums increased from 23.4% in 2006 to 26.7% in 2007, mainly due to one-off acquisition costs for insurance operations of €10 million due to revised profit sharing programs at AXA NL Combined.

Combined ratio and claims ratio

The combined ratio 2007 was 98.6% and the claims ratio amounted to 55.9%. Excluding the impact of the Kyrill storm, the combined ratio was 95.9% (2006: 94.7%) and well below our long term target of 97%. Excluding the Kyrill storm the claims ratio was 53.2% and was also better than in 2006 (53.7%).

REAAL Verzekeringen – Other

The other activities of REAAL Verzekeringen comprise the business units that are not directly managed by REAAL Verzekeringen Life or REAAL Verzekeringen Non-Life. Net profit of other operating activities was €5 million (2006: €4 million). The acquisition of AXA NL Combined contributed an amount of €1 million.

Risk and return remained well balanced

SNS REAAL's primary focuses on retail clients and SMEs, on the Dutch domestic market and on the three core product groups of residential mortgages and property finance, savings and investments and insurance have a mitigating effect on our risk profile. In addition, SNS REAAL has a strong risk management framework with a set of clearly determined risk standards which enables SNS REAAL to preserve its moderate risk profile. This risk profile is in line with SNS REAAL's objective of maintaining a solid single A credit rating.

The onset of the international liquidity and credit crisis and the consequent increase in volatility in international capital markets in 2007 coincided with SNS REAAL's acquisition of AXA NL Combined and the announcement of the acquisition of Zwitserleven and Swiss Life Belgium. As a result, SNS REAAL took proactive steps to maintain the strong capital and solvency positions of the group and its operating companies, to strengthen its liquidity position in order to ensure the funding of SNS Bank and to manage the equity market exposures in its portfolios.

Key risk indicators

SNS REAAL uses a frame work of limits and controls. Some of these risk indicators are set out below.

Risk indicators SNS REAAL

SNS Bank

	Indicator	Year-end 2007	Limit
Interest rate risk banking book	Duration market value of equity	nil	0 < d < 8
Earnings-at-Risk	Impact as a % of budgeted net interest income	9.0%	< 10.0%
Solvency	BIS ratio	11.5%	> 11.0%
	Tier 1 ratio	8.4%	> 8.0%
	Core capital ratio	6.5%	> 6.0%

REAAL Verzekeringen

	Indicator	Year-end 2007	Limit
Interest rate risk	Duration market value of equity	-5.9	-10 < d < 5
Solvency	Available versus required regulatory capital life	272%	> 150%
	Available versus required regulatory capital non-life	255%	> 200%

Key developments

- In July 2007, prior to the completion of the acquisition of AXA NL Combined, the equity risks of the portfolios of AXA NL, Winterthur and DBV were hedged against a fall of more than 10% using a collar.
- The equity exposure was further reduced by the outright sale of € 250 million of equity investments from AXA NL Combined and by an additional € 530 million by putting in place long-term put option contracts in September.
- The remaining equity portfolio of REAAL Verzekeringen was € 2.2 billion at year-end 2007. The equity exposure of REAAL Verzekeringen was hedged for 70% if the price declines below the strike price of the related put options.
- In order to finance the AXA NL Combined acquisition, SNS REAAL raised € 342 million from the issue of new shares at the end of June 2007 and an additional € 350 million from the issue of hybrid Tier 1 Capital. The balance of the purchase price of € 1.8 billion was funded by the capital surplus at REAAL Verzekeringen, (senior) debt and other internal resources. Overall, this led to a more effective capital allocation.
- SNS REAAL has no exposure, direct or indirect, to subprime residential mortgages in the US.
- The funding of SNS Bank has been secured for 2008 without need for recourse to the capital markets as of today. SNS Bank succeeded in maintaining a sound liquidity position by attracting alternative sources of funding and in particular increasing retail funding. The cash position of SNS Bank was € 3.0 billion at the end of 2007. Furthermore, SNS Bank had an

additional €5.7 billion in liquid assets or assets eligible for collateral with the Dutch Central Bank. This amounts to a total liquidity position of €8.7 billion.

- In view of the flat interest rate curve during the year 2007, the duration of equity of SNS Bank's interest rate position was further reduced to nil by year-end 2007.
- The acquisition of Regio Bank, which was completed on 1 July 2007, did not affect SNS Bank's overall low credit risk profile, since its €1.6 billion residential mortgage portfolio has similar credit risk characteristics to the existing SNS Bank mortgage portfolio.

Market risk

The market risk of SNS REAAL was managed down during 2007. The duration of equity of SNS Bank moved from 3.9 to nil and the duration of equity of REAAL Verzekeringen from –17.5 to –5.9.

SNS Bank's bank book

The duration of equity is the primary indicator of the bank's interest rate exposure. Because of the flat yield curve in 2007 and the impossibility of a mismatch result, the duration was adjusted progressively downwards during the year from a duration of 3.9 at year-end 2006 to nil at year-end 2007. The value-at-risk in 2007 amounted on average to €109 million (before tax). The average earnings-at-risk (99% confidence level on an annual basis) amounted on average to €45 million (before tax) equal to 5.7% of net interest income during 2007.

SNS Bank's trading book

As in 2006, SNS Bank's trading book made little use of the limits in 2007. The overall limit in terms of value-at-risk (99% on a daily basis) for the trading book was only €4.1 million, reflecting the low risk profile of this activity. The size of the bond portfolio corresponding to the trading activities increased by €750 million in 2007.

REAAL Verzekeringen's Asset Portfolio

Because of the acquisition of AXA NL Combined the asset portfolio of REAAL Verzekeringen increased from €8.3 billion to €17.3 billion at year-end 2007. The table below shows the composition of the asset mix as at the end of 2007.

REAAL Verzekeringen, including AXA NL Combined has not invested directly or indirectly in any subprime mortgages in the United States. REAAL Verzekeringen has a very limited exposure of €16 million of subprime commercial and residential mortgages outside the United States. REAAL Verzekeringen and AXA NL Combined have investments in collateralized debt instruments. This portfolio amounts to less than 1% of the total investment portfolio for own account. More than 50% of this portfolio is rated AA or above.

REAAL Verzekeringen's investment portfolio for own account

In € millions	Year-end 2007		Year-end 2006	
Fixed income	10,641	61%	5,639	68%
Equity investments and options	2,219	13%	1,414	17%
Real estate	513	3%	496	6%
Mortgages	3,907	23%	791	9%
Total	**17,280**		**8,340**	

This table represents REAAL Verzekering's economic view on the investment portfolio. This is not necessarily equal to the IFRS classification.

In the table below an overview is given of the rating in the fixed income portfolio of REAAL Verzekeringen. The credit risk profile was solid. The majority of the no rating category consists of the investment part of savings mortgages.

REAAL Verzekeringen's credit profile fixed income assets

In € millions	2007	2006
AAA	5,793	3,703
AA	2,337	1,041
A	2,207	600
BBB	641	195
Lower than BBB	27	18
No rating	4,166	2,202
Eliminations	(24)	(64)
Total	**15,147**	**7,695**

REAAL Verzekeringen's market risk hedging

In January 2007, a hedge was purchased for REAAL Verzekeringen's equity portfolio. In the second half of the year, an additional part of the equity portfolio was hedged. Prior to the closing of the AXA Nederland acquisition, REAAL Verzekeringen hedged the equity position of AXA Nederland by buying put options, thus securing the price-to-embedded value ratio. As a result, 70% of REAAL Verzekeringen's equity portfolio has now been hedged, meaning that the underlying amount in the option portfolio is 70% of the total equity portfolios of REAAL Verzekeringen at year-end.
In addition, 50% of the risk associated with guarantees in the discretionary profit share portfolio has been hedged using tranches of receiver swaptions. An analysis, carried out in the second half of the year, showed that the combined asset mix of REAAL Verzekeringen and the acquired AXA NL Combined remained in line with the strategic asset mix established for 2007.

Credit risk SNS Bank

SNS Bank's loan book as at year-end 2007 was €60 billion. 78% of the loan book consists of residential mortgages in the Netherlands. Of this, the credit risks of the NHG-guaranteed (9%) and the securitised mortgages (26%) have been mostly transferred from the balance sheet. Non-residential property in the Netherlands amounted to 17%, mainly related to SNS Property Finance. Only 5% was property outside the Netherlands.

For the residential mortgage portfolio the developments of both risk indicators – the probability of default (PD) and the loss given default (LGD) – indicated that the credit quality was stable over the course of 2007. The default rate in 2007 remained stable at 0.54% and the LGD decreased from 12.4% at the end of 2006 to 11.1% at year-end 2007.

Loan portfolio


5%
17%
43%
26%
9%
Residential Mortgages in NL without NHG
Residential Mortgages in NL with NHG
Securitised Mortgages in NL
Non-residential Mortgages in NL
Mortgages outside NL

SNS Property Finance

For SNS Property Finance as a whole the contamination rate, an indicator of the risk quality of the portfolio, decreased in 2007. At the end of 2007, SNS Property Finance's contamination rate amounted to 0.86% (year-end 2006: 1.47%), below the long-term historic average.

For the SNS Property Finance mortgage loans outside the Netherlands (24%) only a small part relates to the US. In view of developments in the US residential-property market, SNS Bank has intensified the monitoring of its business activities in the US. In particular, loans relating to condominium projects have been rigorously reviewed and as a result a number of projects will be converted into rentals. The provisions for these projects as at year-end 2007 were sufficient.

Furthermore the SME portfolio of SNS Bank was successfully restructured in 2007 and related risks have been decreased substantially.

Liquidity Risk

Funding SNS Bank

SNS Bank was able to weather the international liquidity and credit crisis because it had already taken structural and tactical measures to improve its liquidity profile. Based on the outcome of stress tests in 2005 and 2006, in which one of the stress scenarios was a drying up of the international securitisation market, SNS Bank decided to structurally increase liquidity. In addition, SNS Bank took advantage of favourable market conditions during the first quarter of 2007 to increase the average maturity of the funding portfolio. As a result of these actions the liquidity profile and the average maturity were more than adequate at the end of the first half year of 2007, just before the onset of the credit and liquidity crisis. During the second half of 2007, SNS Bank was able to maintain its liquidity buffers in the required target range despite the turmoil in the inter-bank market and the debt market in general.

Diversification of funding sources year-end 2007


7%
16%
12%
21%
42%
2%
Medium term notes
Retailfunding
Credit institutions
Securitisation
Benchmark Bonds
Other

Diversification of funding sources year-end 2006


11%
15%
14%
36%
19%
5%
Medium term notes
Retailfunding
Credit institutions
Securitisation
Benchmark Bonds
Other

In September 2007, SNS Bank launched 'Hermes XIV' (a securitisation of Dutch residential mortgages) for a total of €2 billion. This was the first on-balance transaction of SNS Bank in which all notes were retained by SNS Bank. Most of these notes are eligible for use as Dutch Central Bank collateral. In addition, SNS Bank launched a successful marketing campaign to increase retail funding which raised an additional €2 billion of new money. Moreover, the acquisition of Regio Bank increased retail funding by €2.1 billion. These elements together increased the weighing of the retail funding in the funding mix. The retail funding amounted to 42% by year-end 2007 (2006: 36%). The funding of SNS Bank has been secured for 2008 without need for recourse to the capital markets as of today.

Despite the unfavourable market conditions SNS Bank maintained a strong liquidity position throughout 2007, as shown in the graph above.

Since the year-end 2007, SNS Bank placed 'PEARL III' (a securitisation of Dutch residential mortgages that carry NHG guarantees) in February 2008. This increased available liquidity by an additional €400 million. In addition, SNS Bank prepared a €15 billion covered bond program which can be used to strengthen its liquidity position. A second retail funding campaign was launched in January 2008, which resulted in a net increase of approximately €1 billion of new funds with fixed maturity.

Development liquidity position SNS Bank


€ millions
10,000
8,000
6,000
4,000
2,000
0
Dec-2006
Jun-2007
Dec-2007
Liquid assets
Cash

REAAL Verzekeringen

Compared to the situation at the end of 2006, the distribution of the technical provision insurance operations, excluding interest rate rebates, hardly changed. This was because of the largely long-term nature of the provisions of the life insurance operations.

The distribution of the gross provision for claims was also virtually unchanged since year-end 2006. The majority of the insured claims arising from the Kyrill storm in January had been paid by the end of 2007. The amount of outstanding claims relating to Kyrill is limited and does not materially effect the distribution of the provision for claims across the segments.

In 2007 several improvements were made to the provisioning policies of REAAL's non-life operations. These included aligning different provisioning methods used for comparable portfolios and extending the quantitative adequacy to 70% of total provisions.

Gross provision life 2007



4%
18%
61%
17%
Individual insurance money
Individual insurance investments
Group insurances money
Group insurances investments

Gross provision non-life 2007



19%
39%
29%
5%
8%
Accident and health
Fire
Transport
Motor
Other

Underwriting risks and reinsurance

The reinsurance policy covers the insurance risks within the various portfolios of both the life and non-life operations. The level of reinsurance coverage of large losses (including natural catastrophes) was in line with the moderate risk profile of SNS REAAL.

No changes were made to SNS REAAL's reinsurance arrangements during 2007, and separate reinsurance programs were in force for SNS REAAL (including Proteq), AXA NL and Winterthur. However, a new integrated reinsurance program was put in place covering most SNS REAAL's operations effective from 1 January 2008. The exceptions are the operations of DBV Life and AXA Disability, where the existing programs continued without integration into SNS REAAL.

Most important reason for the integration of the reinsurance programs is the larger volume of the underlying portfolio as well as the fact that AXA's Group reinsurance protection has no longer been available to the former AXA entities as from 1 January 2008.

As from 1 January 2008 the level of retention of some branches has been increased. In comparison to the increase of the volume of the underlying portfolio the retention levels decreased, which implies a slightly lower appetite for underwriting risks.

Economic capital

All the aforementioned risks are captured by the economic capital. This is the capital as determined according to SNS REAAL's own models, required to deal with economic risks of all activities in a period of one year. It is the overall leading indicator used within SNS REAAL to measure risk. Economic capital is used in the capital management framework to test capital adequacy, it is also used in the long-term value creation framework to assess the return versus risk of various products and activities. The required economic capital for SNS Bank and REAAL Verzekeringen increased in 2007. SNS Bank's economic capital increased to € 1.2 billion, and REAAL Verzekeringen's economic capital rose from € 0.8 billion to € 0.9 billion.

The main reason for the increase relating to REAAL Verzekeringen was the acquisition of AXA NL Combined. However, this increase in economic capital was lower proportionally than the increase in scale arising from the acquisition. The acquisition increased the economic capital related to ALM risk only marginally, for three principal reasons:

- after the acquisition the equity portfolio of AXA was reduced with €250 million;
- additional hedges were bought for the equity portfolio's of REAAL Verzekeringen and AXA NL Combined;
- the interest rate position of AXA NL Combined is relatively low in relation with the portfolio of REAAL Verzekeringen.

The chart below compares the required economic capital with the required and available regulatory capital. The relative low levels of required economic capital in comparison with available regulatory capital reflects the moderate risk profile of SNS REAAL.

SNS REAAL has constantly been working to improve its internal economic capital models. The economic capital for ALM credit risk is already based on the actual ALM-positions in the portfolios of AXA NL Combined. For insurance and strategic risk however, scaling techniques were applied to include AXA, Winterthur and DBV in the numbers below.

In the chart below the distribution across risk types within the economic capital of SNS REAAL is displayed. Credit risk and market risk are the most important risk drivers for SNS REAAL.

Available versus required capital 2007


€ millions
6,000
5,000
4,000
3,000
2,000
1,000
0
SNS Bank
REAAL Verzekeringen
SNS REAAL
Available regulatory capital (non core)
Available regulatory capital (core)
Required regulatory capital (internal)
Required regulatory capital (minimum)
Required economic capital

Economic capital by type of risk SNS REAAL 2007


5%
3%
26%
7%
23%
17%
19%
Market risk
Credit risk SNS REAAL (excluding SNS Property Finance)
Credit risk SNS Property Finance
Strategic risk
Operational risk
Insurance risk life
Insurance risk non-life

Solvency SNS REAAL

The 'double leverage', expressing the ratio between the book value of the investments in associated companies and subsidiaries and SNS REAAL's shareholders' equity, increased from 107.8% at year-end 2006 to 116.3% at the end of 2007. Based on the dividend policy at the associated companies and subsidiaries SNS REAAL expects double leverage to come in line with the target of below 115% in early 2008.

Solvency SNS Bank and steps to Basel II

SNS Bank's solvency position remained strong. The Tier 1 ratio at the end of 2007 amounted to 8.4% (2006: 8.2%), the BIS ratio was 11.5% (2006: 11.2%) and the Core capital ratio amounted to 6.5% (2006: recalculated 6.5%).
Basel II was adopted on 1 January 2008. The ratios as at 31 December 2007 recalculated according to Basel II are even more robust: on a preliminary basis the Tier 1 ratio was 12.8%, the BIS ratio was 17.2% and the Core capital ratio was 11.2%.
This calculation involves the risk types credit risk, market risk in the trading book and operational risk. For the credit risk calculations of the mortgage book the Internal Rating Based (IRB) approach has been used while the risk weights for the other credit portfolios were calculated according to the Standardised Approach.

SNS Bank's solvency ratios will increase from 1 January 2008 as a result of lower capital requirements under Basel II. As from 1 January 2008, a capital floor of 90% of the Basel I minimum capital level will apply. As a consequence SNS Bank can realise a capital release of approximately € 250 million during 2008.

Solvency REAAL Verzekeringen and steps to Solvency II

The solvency ratios of REAAL Verzekeringen remained well above target. At year-end 2007, solvency ratio of REAAL Verzekeringen life amounted to 272% and non-life's solvency to 255%, well above the targets. The total solvency of REAAL Verzekeringen was 198%. This reflects the solid solvency position of the insurance operations. New legislation, which is effective from 2007 (Wft), affected the solvency calculation positively. The new legislation allows to recognise the surplus of the liability adequacy test to be recognised as available capital.

The adequacy test compares the technical provisions for insurance contracts with the present value (based on principles best-estimated) of all cash flows stemming from insurance contracts. Under new Dutch Central Bank Rules, REAAL Verzekeringen is allowed to recognise this surplus as available capital. However, less than the full surplus is accounted for because of several prudential filters. The recognition of the surplus as capital makes economic sense because the surplus is a cushion for unexpected risks. The new regulations are an intermediate step towards the new Solvency II regime.

Profile SNS REAAL

SNS REAAL is an innovative service provider in the banking and insurance sectors with a focus on the Dutch retail market and on small and medium-sized enterprises. The product range consists of three core product groups: mortgages and property finance, savings and investments and insurance. SNS REAAL is among the largest banking and insurance companies in the Netherlands with a balance sheet total of over € 103 billion and 6,713 employees (FTEs).

SNS REAAL has a long history of commitment to Dutch society. SNS REAAL's history goes back to the end of the 19th century, and has its roots in regional savings banks and various insurance companies. SNS REAAL emerged in 1997 from a merger of the banking operations of SNS Group and the insurance operations of Reaal Group, which for many years was affiliated to the trade union movement. An eye for social interests and new social developments are in the organisation's genes.

As a bank and insurer, SNS REAAL holds a distinct position in its market by quickly and effectively translating client needs into accessible and transparent products. In-depth knowledge of products and efficiently designed processes lead to effective standardisations and combination options within product and client groups. SNS REAAL consists of the business units SNS Bank, REAAL Verzekeringen and Group activities. SNS REAAL is a strong and flexible organisation that, through its core brands SNS Bank and REAAL Verzekeringen and specialised sales labels, enjoys strong positions in the Dutch market.

Operations and market positions

SNS Bank sells its housing and commercial mortgages, savings, investment and insurance products directly through its own branch offices, independent intermediaries, the Internet and telemarketing, as well as indirectly through SNS Regio Bank's franchise outlets. The investment products range from do-it-yourself to advisory products and asset management. With an income of € 938 million, SNS Bank is the number 5 retail bank of the Netherlands. Through SNS Property Finance, SNS REAAL is one of the major financiers of property investments and projects in the Netherlands. SNS Property Finance is also active internationally.

REAAL Verzekeringen works almost exclusively through independent intermediaries to sell life insurance, including unit-linked policies and pensions, and non-life insurance, for example for home cover, mobility and disability insurance. Only its subsidiary Proteq sells non-life insurance to the consumer directly through the Internet. With an income of life operations of € 2,864 million, REAAL Verzekeringen is the number 5 life insurer of the Netherlands. After the finalisation of the acquisition of Zwitserleven, REAAL Verzekeringen will be the second largest life insurer in the Netherlands. With an income of € 598 million, REAAL Verzekeringen is the number 7 non-life insurer of the Netherlands.

SNS Asset Management, which is part of the Group activities, manages the investment funds of SNS Bank, ASN Bank and AXA Nederland as well as the investments of REAAL Verzekeringen and the SNS REAAL Pension Fund. SNS Asset Management also provides asset management for institutional investors and performs specialised investment research in the field of corporate sustainability.

Listing

The SNS REAAL share is listed on NYSE Euronext Amsterdam, and is included in the Amsterdam MidKap Index. At the end of 2007, the market capitalisation amounted to € 4.0 billion.

Appendices: financial statements

Balance sheet by segment

In € millions	SNS Bank		REAAL Verzekeringen		Group activities		Eliminations		Total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Assets										
Goodwill and other intangible fixed assets	285	214	1,755	669	--	--	--	--	2,040	883
Tangible fixed assets	139	163	198	81	3	--	85	76	425	320
Investments in associated companies	53	34	66	69	11	39	(3)	(3)	127	139
Subsidiaries	--	--	--	--	4,118	3,401	(4,118)	(3,401)	--	--
Investment property	6	6	248	205	--	--	(85)	(76)	169	135
Investments	4,056	2,038	17,639	9,064	238	198	(866)	(674)	21,067	10,626
Investments for insurance contracts on behalf of policyholders	--	--	7,349	3,955	--	--	(114)	--	7,235	3,955
Derivatives	1,041	804	119	137	1	2	--	--	1,161	943
Deferred tax assets	128	39	143	20	12	7	--	--	283	66
Reinsurance contracts	--	--	483	338	--	--	--	--	483	338
Loans and advances to customers	60,236	56,248	3,912	757	856	561	(1,959)	(866)	63,045	56,700
Loans and advances to credit institutions	1,092	3,607	539	162	300	100	(300)	(100)	1,631	3,769
Corporate income tax	100	106	32	36	87	108	(3)	--	216	250
Other assets	307	436	554	400	76	39	(86)	(217)	851	658
Cash and cash equivalents	3,141	687	1,006	698	1,025	415	(831)	(840)	4,341	960
Total assets	**70,584**	**64,382**	**34,043**	**16,591**	**6,727**	**4,870**	**(8,280)**	**(6,101)**	**103,074**	**79,742**
Liabilities										
Equity attributable to shareholders	2,209	2,097	1,909	1,304	3,588	3,200	(4,118)	(3,401)	3,588	3,200
Third party interests	2	--	4	3	--	--	(3)	(3)	3	--
Group equity	**2,211**	**2,097**	**1,913**	**1,307**	**3,588**	**3,200**	**(4,121)**	**(3,404)**	**3,591**	**3,200**
Participation certificates and subordinated debts	1,678	1,448	536	120	639	299	(821)	(203)	2,032	1,664
Debt certificates	32,182	30,841	2,524	--	533	418	(27)	--	35,212	31,259
Technical provisions insurance operations	--	--	24,886	13,313	--	--	(28)	(30)	24,858	13,283
Provision for employee benefits	--	--	131	18	39	20	29	30	199	68
Other provisions	17	24	25	4	1	1	--	--	43	29
Derivatives	938	682	14	4	7	6	--	--	959	692
Deferred tax liabilities	151	97	356	146	--	--	--	--	507	243
Savings	19,179	13,678	--	--	--	--	--	--	19,179	13,678
Other amounts due to customers	7,846	7,019	1,040	402	952	611	(2,591)	(1,553)	7,247	6,479
Amounts due to to credit institutions	5,066	7,299	1,565	663	888	246	(632)	(674)	6,887	7,534
Corporate income tax	--	7	--	6	3	--	(3)	--	--	13
Other liabilities	1,316	1,190	1,053	608	77	69	(86)	(267)	2,360	1,600
Total liabilities	**70,584**	**64,382**	**34,043**	**16,591**	**6,727**	**4,870**	**(8,280)**	**(6,101)**	**103,074**	**79,742**

Income statement by segment

In € millions	SNS Bank		REAAL Verzekeringen		Group activities		Eliminations		Total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Income										
Interest income, banking operations third parties	3,356	2,314	--	--	--	--	--	--	3,356	2,314
Interest income, banking operations group companies	3	--	--	--	--	--	(3)	--	--	--
Interest expense, banking operations third parties	2,522	1,715	--	--	--	--	--	--	2,522	1,715
Interest expense, banking operations group activities	54	32	--	--	--	--	(54)	(32)	--	--
Interest income, banking operations	**783**	**567**	--	--	--	--	**51**	**32**	**834**	**599**
Premium income	--	--	2,584	2,009	--	--	--	--	2,584	2,009
Reinsurance premium	--	--	61	49	--	--	--	--	61	49
Net premium income	--	--	2,523	1,960	--	--	--	--	2,523	1,960
Commission and management fees receivable from third parties	125	122	68	71	9	1	--	--	202	194
Commission and management fees receivable from group companies	38	31	1	2	17	12	(56)	(45)	--	--
Commission and management fees due to third parties	22	23	(3)	16	--	1	--	--	19	40
Commission and management fees due to group companies	12	10	18	--	--	--	(30)	(10)	--	--
Net commission and management fees	129	120	54	57	26	12	(26)	(35)	183	154
Share in the result of associated companies	(3)	(1)	--	3	490	387	(478)	(376)	9	13
Result on investments	14	67	834	561	71	41	(77)	(57)	842	612
Result on investments for insurance contracts on behalf of policyholders	--	--	96	215	--	--	--	--	96	215
Results on derivatives and other financial instruments	13	15	29	6	1	--	--	--	43	21
Other operating income	2	--	11	2	--	--	--	--	13	2
Total income	**938**	**768**	**3,547**	**2,804**	**588**	**440**	**(530)**	**(436)**	**4,543**	**3,576**
Expenses										
Technical expenses on insurance contracts	--	--	1,979	1,393	--	--	--	--	1,979	1,393
Technical expenses on insurance contracts on behalf of policyholders	--	--	496	663	--	--	--	--	496	663
Acquisition costs for insurance operations	--	--	333	240	--	--	(6)	(22)	327	218
Value adjustments to financial instruments and other assets	35	36	29	(2)	(1)	1	--	--	63	35
Staff costs	332	283	184	141	88	74	--	--	604	498
Depreciation and amortisation of tangible and intangible fixed assets	31	25	35	27	(26)	--	--	--	40	52
Other operating expenses	203	173	88	75	1	(38)	(9)	--	283	210
Other interest expenses	--	--	144	34	76	43	(38)	(29)	182	48
Total expenses	**601**	**517**	**3,288**	**2,571**	**138**	**80**	**(53)**	**(51)**	**3,974**	**3,117**
Operating profit before taxation	**337**	**251**	**259**	**233**	**450**	**360**	**(477)**	**(385)**	**569**	**459**
Taxes	64	37	52	63	(15)	(11)	--	(1)	101	88
Third party interests	1	--	2	--	--	--	--	--	3	--
Net profit attributable to shareholders	**272**	**214**	**205**	**170**	**465**	**371**	**(477)**	**(384)**	**465**	**371**

Income statement SNS Bank by segment

In € millions	Retail Banking		Property Finance		Eliminations		Total	
	2007	2006	2007	2006	2007	2006	2007	2006
Income								
Interest income, banking operations	3,174	2,300	578	39	(393)	(25)	3,359	2,314
Interest expense, banking operations	2,578	1,749	391	23	(393)	(25)	2,576	1,747
Net interest income, banking operations	596	551	187	16	--	--	783	567
Commission and management fees receivable	162	153	1	--	--	--	163	153
Commission and management fees due	34	33	--	--	--	--	34	33
Net commission and management fees	128	120	1	--	--	--	129	120
Share in the result of associated companies	(1)	--	(2)	(1)	--	--	(3)	(1)
Result on investments	13	67	1	--	--	--	14	67
Result on derivatives and other financial instruments	12	15	1	--	--	--	13	15
Other operating income	3	--	(1)	--	--	--	2	--
Total income	**751**	**753**	**187**	**15**	--	--	**938**	**768**
Expenses								
Value adjustments to financial instruments and other assets	20	35	15	1	--	--	35	36
Staff costs	296	280	36	3	--	--	332	283
Depreciation and amortisation of tangible and intangible fixed assets	29	25	2	--	--	--	31	25
Other operating expenses	180	171	23	2	--	--	203	173
Other interest expenses	--	--	--	--	--	--	--	--
Total expenses	**525**	**511**	**76**	**6**	--	--	**601**	**517**
Operating profit before taxation	**226**	**242**	**111**	**9**	--	--	**337**	**251**
Taxation	39	34	25	3	--	--	64	37
Third party interests	1	--	--	--	--	--	1	--
Net profit attributable to shareholders	**186**	**208**	**86**	**6**	--	--	**272**	**214**

Income statement REAAL Verzekeringen by segment

In € millions	Life		Non-Life		Other		Eliminations		Total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Income										
Premium income	1,994	1,561	590	448	--	--	--	--	2,584	2,009
Reinsurance premium	13	14	48	35	--	--	--	--	61	49
Net premium income	1,981	1,547	542	413	--	--	--	--	2,523	1,960
Commission and management fees receivable	43	37	2	13	24	23	--	--	69	73
Commission and management fees due	4	--	(8)	--	19	16	--	--	15	16
Net commission and management fees	39	37	10	13	5	7	--	--	54	57
Share in the result of associated companies	--	3	--	--	200	166	(200)	(166)	--	3
Result on investments	710	529	42	27	94	12	(12)	(7)	834	561
Result on investments for insurance contracts on behalf of policyholders	96	215	--	--	--	--	--	--	96	215
Results on derivatives and other financial instruments	31	6	1	--	(3)	--	--	--	29	6
Other operating income	7	--	3	1	1	1	--	--	11	2
Total income	**2,864**	**2,337**	**598**	**454**	**297**	**186**	**(212)**	**(173)**	**3,547**	**2,804**
Expenses										
Technical expenses on insurance contracts	1,676	1,158	303	235	--	--	--	--	1,979	1,393
Technical expenses on insurance contracts on behalf of policyholders	496	663	--	--	--	--	--	--	496	663
Acquisition costs for insurance operations	178	134	157	105	(2)	1	--	--	333	240
Value adjustments to financial instruments and other assets	27	(2)	2	--	--	--	--	--	29	(2)
Staff costs	117	95	57	46	10	--	--	--	184	141
Depreciation and amortisation of tangible and intangible fixed assets	25	17	5	5	5	5	--	--	35	27
Other operating expenses	43	39	38	31	7	5	--	--	88	75
Other interest expenses	79	33	6	1	71	7	(12)	(7)	144	34
Total expenses	**2,641**	**2,137**	**568**	**423**	**91**	**18**	**(12)**	**(7)**	**3,288**	**2,571**
Operating profit before taxation	**223**	**200**	**30**	**31**	**206**	**168**	**(200)**	**(166)**	**259**	**233**
Taxes	44	55	7	10	1	(2)	--	--	52	63
Third party interests	2	--	--	--	--	--	--	--	2	--
Net profit attributable to shareholders	**177**	**145**	**23**	**21**	**205**	**170**	**(200)**	**(166)**	**205**	**170**

Statement of changes in equity

In € millions

	Issued share capital	Share premium reserve	Revaluation reserve	Cash flow hedge reserve	Fair value reserve	Profit sharing reserve	Other reserves	Retained earnings	Equity attributable to shareholders	Third party interest	Shareholders' equity
Balance as at 1 January 2006	340	15	38	135	203	38	1,436	323	2,528	--	2,528
Transfer of 2005 net profit	--	--	--	--	--	--	323	(323)	--	--	--
Unrealised revaluations from cash flow hedges	--	--	--	(61)	--	--	--	--	(61)	--	(61)
Deferred interest result from cash flow hedges	--	--	--	11	--	--	--	--	11	--	11
Unrealised revaluations	--	--	9	--	68	--	--	--	77	--	77
Realised revaluations through shareholders' equity	--	--	1	--	--	--	(1)	--	--	--	--
Realised revaluations through income statement	--	--	--	(1)	(90)	--	--	--	(91)	--	(91)
Change in profit-sharing reserve	--	--	--	--	14	(13)	(1)	--	--	--	--
Revaluation deferred taxation due to change in the statutory tax rate	--	--	1	5	7	--	--	--	13	--	13
Amounts charged directly to shareholders' equity	--	--	11	(46)	(1)	(13)	321	(323)	(51)	--	(51)
Net profit 2006	--	--	--	--	--	--	--	371	371	--	371
Net profit	--	--	--	--	--	--	--	371	371	--	371
Share issue	40	376	--	--	--	--	--	--	416	--	416
Costs in connection with share issue	--	(12)	--	--	--	--	--	--	(12)	--	(12)
Interim dividend paid	3	(3)	--	--	--	--	--	(52)	(52)	--	(52)
Transactions with shareholders	43	361	--	--	--	--	--	(52)	352	--	352
Total changes in shareholders' equity 2006	43	361	11	(46)	(1)	(13)	321	(4)	672	--	672
Balance as at 31 December 2006	**383**	**376**	**49**	**89**	**202**	**25**	**1,757**	**319**	**3,200**	**--**	**3,200**
Transfer of 2006 net profit	--	--	--	--	--	--	371	(371)	--	--	--
Transfer of paid interim dividend 2006	--	--	--	--	--	--	(52)	52			
Unrealised revaluations from cash flow hedges	--	--	--	(62)	--	--	--	--	(62)	--	(62)
Deferred interest result from cash flow hedges	--	--	--	9	--	--	--	--	9	--	9
Unrealised revaluations	--	--	7	--	(175)	--	--	--	(168)	--	(168)
Realised revaluations through shareholders' equity	--	--	(6)	--	--	--	6	--	--	--	--
Realised revaluations through income statement	--	--	--	--	(106)	--	--	--	(106)	--	(106)
Change in profit-sharing reserve	--	--	--	--	9	(13)	4	--	--	--	--
Revaluation of deferred taxes due to change in the statutory corporate income tax rate	--	--	--	--	--	--	--	--	--	--	--
Other adjustments	--	--	--	--	--	--	2	--	2		2
Amounts charged directly to shareholders' equity	--	--	1	(53)	(272)	(13)	331	(319)	(325)	--	(325)
Net profit 2007	--	--	--	--	--	--	--	465	465	3	468
Net profit	--	--	--	--	--	--	--	465	465	3	468
Share issue	34	316	--	--	--	--	--	--	350	--	350
Costs in connection with share issue	--	(8)	--	--	--	--	--	--	(8)	--	(8)
(Interim) dividend paid	9	(9)	--	--	--	--	--	(94)	(94)	--	(94)
Transactions with shareholders	43	299	--	--	--	--	--	(94)	248	--	248 --
Total changes in shareholders' equity 2007	43	299	1	(53)	(272)	(13)	331	52	388	3	391
Balance as at 31 December 2007	**426**	**675**	**50**	**36**	**(70)**	**12**	**2,088**	**371**	**3,588**	**3**	**3,591**

General information

Group structure

SNS REAAL N.V., incorporated and established in the Netherlands, is a public limited liability company incorporated under the laws of the Netherlands. SNS REAAL N.V.'s registered office is located at the Croeselaan 1, 3521 BJ Utrecht. SNS REAAL N.V. is the parent company of SNS Bank N.V., REAAL Verzekeringen N.V., SNS REAAL Invest N.V. and SNS Asset Management N.V. and their subsidiaries (referred to below as the Group or SNS REAAL). The consolidated financial statements of the Group comprise the accounts of all the companies controlled by SNS REAAL and the interest of SNS REAAL in associated subsidiaries and entities.

A number of corporate staff departments are shared. The costs of the corporate staff departments are recharged on the basis of the services provided, and, if more appropriate, proportionally allocated to the Group's subsidiaries. The costs of the Group Executive Board and other specific company costs are not allocated to group subsidiaries.

The consolidated financial statements of SNS REAAL for the financial year 2007 are as of 14 March 2008 available on request from the registered office of the Company at the address Croeselaan 1, P.O. Box 8444, 3503 RK Utrecht, or via www.snsreaal.nl.

These condensed consolidated financial statements were approved by the Supervisory Board on 20 February 2008. These condensed consolidated financial statements have not been audited.

Basis of preparation

Statement of IFRS compliance

SNS REAAL prepares the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), as adopted within the European Union.

Application dates

SNS REAAL has applied IFRS 7 (Financial instruments: Disclosures) since 1 January 2007. This standard only impacts the required disclosures in the annual financial statements, not the inclusion/recognition or valuation principles. IFRS 7 disclosures have not been included in these condensed consolidated financial statements.

The adjustment of IAS 1 (Presentation of the financial statements, capital management) that has come into effect as of the financial year 2007 has been applied as of the financial year 2007. IAS 1 disclosures have not been included in these condensed consolidated financial statements.

As of the financial year 2007, SNS REAAL applied IFRS 8 (Operating segments) in advance. IFRS 8 requires that information by segment is recognised in the same way as in the internal management reporting. The application of this standard only impacts the notes; it does not impact the recognition, presentation or accounting principles.

Three IFRIC interpretations have come into effect as of the financial year 2007. This concerns IFRIC 8 (the scope of IFRS 2), IFRIC 9 (Reassessment of embedded derivatives) and IFRIC 10 (Interim financial reporting and impairment). The application of these IFRIC interpretations has not resulted in any adjustments to the accounting principles of SNS REAAL. IFRIC 7 (Regarding reporting in hyperinflationary economies) is also applicable to the financial year 2007; however, it is not relevant for SNS REAAL.

IFRIC 11 (Group and treasury share transactions) has been published and is effective as of the financial year starting on or after 1 March 2007. This standard has no material effect on the consolidated financial statements of SNS REAAL.

Main accounting principles for financial reporting

Excluding the changes set out below, the principles for financial reporting which SNS REAAL has applied in these condensed consolidated financial statements are the same as those applied by SNS REAAL in the consolidated financial statements for the financial year 2006.

Changes in accounting estimates

The acquisition of AXA NL Combined gave cause to reconsider the amortisation of the Value of Business Acquired (VOBA). As of 5 September 2007, (the acquisition date of AXA NL Combined), SNS REAAL amortises the VOBA based on the profit flows of the underlying portfolios, instead of according to the straight-line amortisation method based on the estimated duration of the underlying portfolios. The amortisation charge thus corresponds better with the results of the underlying portfolios. The amortisation of the already capitalised VOBA for the acquisition of AXA NL Combined in 2007 based on the profit flows is € 1 million lower than the amortisation as this would have been if the amortisation would have been based on the straight-line method (included under amortisa-

tion of intangible fixed assets). The amortisation based on profit flows is approximately €2.5 million lower than the amortisation on a straight-line basis in the next twelve years. After this period, the amortisation based on profit sources is higher than based on the straight-line method, the amortisation period is thus extended.

Presentation changes

Effective from 2007, SNS REAAL has reclassified part of the non-life provision to the provision for premium shortfalls and current risks. This reclassification is more in line with the nature of the provision. This concerns a shift between technical provisions. The comparative figures have been restated. For 2007, this reclassification amounted to €2 million (2006: €1 million).

As of 1 January 2007, SNS REAAL includes the change in unearned premium non-life under the net premium income instead of under the technical expenses on insurance contracts in order to correspond better with the nature of the item. The comparative figures have been restated. For 2007, this reclassification amounted to €48 million (2006: €2 million).

As of 1 January 2007, the withheld expense compensation that the underwriting agency business receives from SNS Bank is presented under net commissions and management fees instead of under other operational expenses in the income statement of REAAL Verzekeringen. In the segmented income statement of REAAL Other Activities, this concerns the items other income and other expenses. The comparative figures have been restated. For 2007, the reclassification amounted to €5 million and for 2006, the reclassification amounted to €7 million.

In 2006, SNS REAAL built up a small position in stock options for investment purposes. In 2007, this position was expanded in connection with the hedging of risks on stocks purchased in connection with acquisitions. In view of the change in the objective for which the options were held, SNS REAAL has decided to include these options under the item derivatives as of 2007. As a result, the item result on investments decreased at year-end 2007 by €13 million and the item result on other financial instruments decreased by €13 million. The comparative figures have been adjusted accordingly for the same items for an amount of €15 million.

As of 2007 the amortisation costs of capitalised acquisition costs are reported under depreciation and amortisation on tangible and intangible fixed assets in the income statement, instead of being allocated to acquisition costs, staff costs and other operating expenses. This change is to improve the understanding of the amortisation costs of capitalised acquisition costs. The comparative figures have been restated. For 2007, the reclassification amounted to €14 million (2006: €10 million).

The acquisition of AXA NL combined led to an adjustment to the presentation of the Information by segment of REAAL Verzekeringen. The Information by segment now includes the segment REAAL Other activities, in which the holding companies and financing activities are included.

Definition changes

As from 1 January 2007, SNS REAAL has changed its definitions of core capital and core capital ratio. The new definitions are:
Core capital: Tier 1 capital less innovative Tier 1 instruments as defined by the Dutch Central Bank
Core capital ratio: This ratio expresses core capital as a percentage of total risk-weighted assets.
Under the old definition, the Tier 1 capital was also adjusted for the deduction of intangible fixed assets to be included in the calculation of the Tier 1 capital, and the deferred sales result on the securitisation entities. This changed the core capital ratio presented at year-end 2007 from 7.4% to 6.5%, and the core capital ratio at year-end 2006 from 7.4% to 6.5%.

The calculation of solvency of the Insurance operations is determined by the Financial Supervision Act (Wft). As of 2007, the solvency calculation has been changed. The fair value reserve of investments classified as available for sale and the surplus value of the technical provisions shown by the liability adequacy test at life operations are now taken into account. Incorporating the surplus value has the most important impact on the solvency calculation. Solvency life operations increases from 199%, according to the previous method, up to 272% at the end of 2007. Solvency of non-life operations was not influenced by the new calculation method.

Disclaimer

Reservation concerning forward looking statements

This report contains forward-looking statements concerning future events. Those forward-looking statements are based on the current information and assumptions of the SNS REAAL management concerning known and unknown risks and uncertainties.
Forward-looking statements do not relate to definite facts and are subject to risk and uncertainty. The actual results may differ considerably as a result of risks and uncertainties relating to SNS REAAL's expectations regarding such matters as the assessment of market risk or possible acquisitions, or business expansion and premium growth and investment income or cash flow predictions or, more generally, the economic climate and changes in the law and taxation.
SNS REAAL cautions that expectations are only valid on specific dates, and accepts no responsibility for the revision or updating of any information following changes in policy, developments, expectations or the like.

SNS REAAL



Financial Results 2007

Growth through diversification of income

21 February 2008

Disclaimer

This is a presentation by SNS REAAL N.V. ("SNS REAAL") and is based on information generally available to the public and does not contain any material non-public information. The presentation has been prepared solely for informational purposes and does not constitute an offer to sell or to issue or the solicitation of an offer to buy or subscribe for securities issued by SNS REAAL in any jurisdiction (including, without limitation the United States, United Kingdom, Germany, France and the Netherlands). Any and all information communicated by SNS REAAL should not be construed as an offer to sell or a solicitation of an offer to buy securities issued by SNS REAAL. This presentation is being made only to and is directed at (a) persons who have professional experience in matters relating to investments who fall within Article 19(1) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (b) high net worth entities, and other persons to whom it may otherwise lawfully be communicated, falling within Article 49(1) of the Order (all such persons together being referred to as "relevant persons"). Any person who is not a relevant person should not act or rely on this presentation or any of its contents.

Agenda Financial Results 2007

I. Highlights, Strategic Update, Risk Profile - Sjoerd van Keulen, CEO

II. Financial Performance - Ronald Latenstein, CFO

III. Q&A

IV. Appendices Financial Statements

I. Highlights, Strategic Update, Risk Profile

Highlights of 2007

Solid Financial Performance

- Record net profit of €465mn, up 25.3%
- 2007 EPS of €1.87 (+13.3%)
- DPS of €0.82 (+15.5%); final dividend of €0.46 in cash
- 2007 ROE increases to 13.7% (2006: 12.7%)
- Growth driven by both existing operations and acquisitions
- Net profit SNS Bank up 27.1%, driven by SNS Property Finance and Savings & Investments. Lower net interest income on Mortgages
- Net profit REAAL Insurance up 20.6%, due to higher investment income, consolidation AXA NL and lower tax rate
- No material impact from international liquidity and credit crisis on 2007 results

Execution of Strategy

- Further diversification of sources of income
- Following acquisitions of AXA NL and Zwitserleven, REAAL Verzekeringen will become the #2 Life insurer in the Netherlands; scope for substantial economies of scale
- Regio Bank acquisition closed on 1 July, expanding our distribution reach
- Moderate risk profile maintained, diversified funding policy

Growth in Core Products

Retail Mortgages & Property Finance

- Retail mortgage portfolio up €2.4bn at €44.8bn, including €1.6bn due to consolidation Regio Bank (organic +1.8%)
- Market share new retail mortgages down to 7.4%, from 8.0% at year-end 2006
- SNS PF loan portfolio up €2.9bn to €11.7bn, including €1.1bn transfer SME mortgages (organic +20.4%)

Savings & Investments

- Savings portfolio up EUR 5.5bn to €19.2bn, including €2.1bn due to consolidation Regio Bank (organic +24.8%)
- Market share Savings up to 8.3%, from 6.3% at year-end 2006
- AUM including SNS Asset Management up €2.6bn to €20.4bn (+14.6%)
- AUM SNS Fundcoach up €213mn to €802mn (+36.2%)

Life Insurance

- Regular premiums up 26.8% to €1,144mn (organic: +5.1%)
- Single premiums up 29.8% to € 837mn (organic: +4.0%)
- Market share REAAL excl. AXA NL: regular premiums 14.5% (2006: 15.7%), single premiums 9.1% (2006: 7.3%): AXA NL adds 6.0% and 9.7% resp.

Non-life Insurance

- Gross premiums up 31.2% to €542mn (organic: +0.7%)
- Strong growth of disability premiums

SNS REAAL: Financial targets vs Results

	Target	FY06	FY07	
Profitability Targets	EPS growth 10% per year on av. (06 – 09)	6.5%	**13.3%**	✓
	Return on Equity 15% per year on av.	12.7%	**13.7%**	☐
Operational Efficiency Targets	Efficiency Ratio < 55% (2009)	62.6%	**60.3%**	On track
	Op. Cost / Premium Ratio < 13% (2009)	13.8%	**14.1%**	On track
	Combined Ratio (non-life) < 97% (2009)	94.7%	**98.6%** [1]	On track
Capital / Solvency Targets	Tier I Ratio > 8%	8.2%	**8.4%**	✓
	BIS Ratio > 11%	11.2%	**11.5%**	✓
	Life Solvency > 150%	236%	**272%**	✓
	Non-life Solvency > 200%	279%	**255%**	✓
	Double Leverage < 115%	107.8%	**116.3%**	☐

1. *Combined ratio including impact Kyrill storm. Excluding Kyrill, 95.9%*

Operating Targets Increased

Operating Targets

	Previous	New Target	2007[1]
Market share new mortgages	8-10%	Unchanged	7.4%
Market share overall savings	6-8%	7-9%	8.3%
Market share individual life insurance	14-17%	16-19%	20.5%
Market share non-life insurance	4-6%	6-8%	n.a.
Top five position in disability insurance in 2009		Unchanged	n.a.

1. 2007 market share REAAL excluding AXA NL, combined with market share AXA NL Sept-Dec 2007.

Diversification of income

Profile at IPO	2007 Pro Forma including AXA NL Combined FY2007[1] and Regio Bank FY2007



Insurance
41%
Life
33%
Non-Life
8%
Retail
banking
59%



Insurance
46%
SNS PF
16%
Life
38%
Non-Life
8%
Retail
banking
38%

1. *Net profit from "other activities" split pro rata over respective net profit contributions. AXA NL Combined contribution on SNS REAAL IFRS basis, including VOBA amortisation and financing costs. Amortisation of VOBA of AXA NL Combined allocated to life net profit, financing costs split pro rata over life and non-life*

Update acquisition SNS Property Finance

Consolidation

- Consolidated since 1 December 2006
- Contributed €86mn to net profit in 2007, €109mn before PPA

Integration

- SNS Property Finance has been wholly aligned within SNS REAAL organisation
- Risk management policy/framework fully incorporated
- Transfer existing property finance activities (€1.1bn) of SNS Bank to SNS Property Finance completed in H2 07
- Funding from ABN AMRO fully redeemed

Growth

- SNS Property Finance loan portfolio grew organically by €1.8bn
- Total loan portfolio of €11.7bn YE2007
- SME profile enhanced

Update acquisition Regio Bank

Consolidation

- Consolidated since 1 July 2007
- Contributed €4mn to net profit in 2007, after €10mn integration costs
- Added €1.6bn to mortgage portfolio and €2.1bn to savings portfolio

Integration

- System conversions have been completed
- Combined headquarters in Utrecht established
- SME proposition to be launched

Synergies

- New production through SNS Regio Bank started immediately after closing
- Succesful participation in Savings campaign
- Distribution network has been strenghtened: approximately 700 points of sale

Update acquisition AXA NL[1]

Consolidation

- Consolidated since 5 September 2007
- Contributed €18mn to net profit in 2007, after PPA and funding costs

Integration

- Integration on track
- All legal and other relevant approvals have been obtained
- New organisation and management structure in place
- Integration sales force and joint product suite on track
- New commercial initiatives planned for Q2 08

Synergies

- Pre-tax cost synergies of €50mn p.a. as of 2011
- In 2007 integration costs were still very limited
- Estimated restructuring one off charge remains €60mn
- Revenue synergies not factored in

1. *AXA NL, Winterthur NL and DBV NL*

SNS REAAL: Maintaining Moderate Risk Profile

SNS Bank

- Funding SNS Bank secured for 2008
- Low duration of equity at SNS Bank limited impact of interest-rate fluctuations
- No exposure to US sub-prime mortgages

REAAL Verzekeringen

- Entire funding of Zwitserleven in place
- Negligible exposure to CDOs/CLOs, less than 1% of investment portfolio
- 94% of bond portfolio rated A or higher; 74% rated AA or higher
- Equity and stock option component limited to 10% (€2.2bn) of REAAL Verzekeringen's asset mix
- Equity exposure of REAAL hedged for 70%, below the strike price of the puts
- 50% of the guarantee risk in the company profit-share portfolio hedged

II. Financial Performance

SNS REAAL: Strong Growth in 2007 Net Profit

Net Profit

(€ mn)	2006	2007	Chg
NET PROFIT SNS REAAL	**371**	**465**	**25.3%**
SNS BANK	**214**	**272**	**27.1%**
of which SNS Retail Bank	208	186	-10.6%
of which SNS Property Finance	6	86	1333.3%
REAAL Verzekeringen	**170**	**205**	**20.6%**
of which REAAL Life Insurance	145	177	22.1%
of which REAAL Non-life Insurance	21	23	9.5%
of which REAAL Other	4	5	25.0%
Group Activities	**-13**	**-12**	**7.7%**

Effective Tax Rate SNS REAAL

	FY04	FY05	FY06	FY07
Dutch Corporate Tax Rate	34.5%	31.5%	29.6%	25.5%
Effective Tax Rate	**19.6%**	**22.4%**	**19.2%**	**17.8%**

Highlights

- SNS REAAL net 2007 profit up 25.3% to €465mn

- Net profit SNS Bank +27.1%
- Lower profit at SNS Retail Bank due to drop in bond gains (-€35mn net), but interest and commission income were up; good start by Regio Bank in H2 07 (+€4mn)
- First full year contribution of SNS Property Finance, with 5% organic profit growth (+16% before PPA)

- Net profit REAAL Verzekeringen +20.6%
- Net profit REAAL Life Insurance, excluding AXA NL, up 13.8% (€20mn)
- Net profit REAAL non-life Insurance excluding AXA NL and impact Kyrill storm, up 23.8% (€5mn)
- AXA NL contributes €18mn to 2007 net profit: +€22mn to REAAL and -€4mn to Group Activities (allocation of financing costs)
- REAAL Other comprises BUs not directly managed by REAAL

- Almost flat result at Group Activities, including €35mn one-off profits in 2007

SNS REAAL: H2 07 compared to H1 07

Net Profit

(€ mn)	H1 07	H2 07	Chg
NET PROFIT SNS REAAL	**235**	**230**	**-2.1%**
SNS BANK	**135**	**137**	**1.5%**
of which SNS Retail Bank	91	95	4.4%
of which SNS Property Finance	44	42	-4.5%
REAAL Verzekeringen	**90**	**115**	**27.8%**
of which REAAL Life Insurance	94	83	-11.7%
of which REAAL Non-life Insurance	-4	27	
of which REAAL Other	0	5	
Group Activities	**10**	**-22**	

Effective Tax Rate SNS REAAL

	H1 06	H2 06	H1 07	H2 07
Dutch Corporate Tax Rate	29.6%	29.6%	25.5%	25.5%
Effective Tax Rate	**22.8%**	**15.1%**	**17.5%**	**18.0%**

Highlights

- H2 07 net profit of €230mn, -2.1% compared to H1 07

- Net profit SNS Bank H2 07/H1 07 +1.5%
- Net profit SNS Retail Bank +4.4%. Impact Regio Bank +€4mn; impact transfer SME-loan portfolio to SNS PF -€4mn
- Higher loan loss provisioning at SNS Property Finance led to 4.5% lower H2 profit compared to H1

- Net profit REAAL Verzekeringen H2 07/H1 07 +27.8%
- Higher acquisition costs and negative value adjustments in H2 led to drop in Life insurance profit, despite €12mn contribution from AXA NL
- Strong rebound of Non-life results in H2 due to favourable claims experience and €9mn contribution from AXA NL

- H1 result from Group Activities was boosted by €35mn one-off gains; H2 includes €4mn higher financing costs for AXA NL

SNS REAAL: 2007 EPS and ROE Show Good Momentum

EPS


2.00
1.50
1.00
0.50
0.00
1.55
1.65
1.87
0.78
0.87
1.00
2005
2006
2007
H1
H2

- EPS increased by 13.3% to €1.87,
- Weighted average number of shares for 2007 is 248.2mn, up 10.5% yoy
- Dividend 2007 €0.82 per share, pay-out ratio of 44.1%
- 2007 final dividend per share of €0.46, in cash to avoid dilution

ROE


20%
15%
10%
5%
0%
14.1%
12.7%
13.7%
2005
2006
2007

- ROE increased from 12.7% to 13.7%
- ROE SNS Bank lower at 12.6% vs 14.1% in 2006, due to a relatively low ROE of SNS PF and lower Retail Bank profit
- ROE REAAL Verzekeringen up from 13.6% in 2006 to 13.9% in 2007

SNS Retail Bank: Lower Net Profit but Robust Underlying Performance



Total Income (€mn)
800
700
600
500
400
300
200
100
0
753
0.0%
751
15
67
120
551
13
14
128
596
2006
2007
Net Interest Income
Commission Income
Investment Income
Derivatives/Other

- Higher net interest income (+8.2%) despite significantly lower penalty interest (2007 €29mn; 2006 €53mn)
- Adjusted for transfer SAM to Group Activities, commission income rose 14.3%
- Flat total income due to sharp drop in realised bond gains



Operating Expenses (€mn)
+2.7%
550
450
350
250
150
50
-50
511
525
231
280
229
296
2006
2007
Staff Expense
Other Expense (1)

- Excluding impact Regio Bank and FBS (+€22mn), lower operating expenses (-1.5%)
- Value adjustments down €15mn to €20mn, 11bp of RWA
- 2007 efficiency ratio up to 67.2% from 63.2% mainly due to lower bond gains/penalty interest



Net Profit (€mn)
-10.5%
225
200
175
150
125
100
75
50
25
0
208
186
2006
2007

- Net profit decreased due to €35mn lower net bond gains and lower penalty interest
- Tax rate increased to 17.3% (2006: 14.0%, due to one-off release)
- Regio Bank contributes €4mn to net profit (from 1 July 2007)

1. *Other expenses include depreciation, other operating expenses (excluding other interest expenses) and value adjustments*

SNS Retail Bank: Increase in Interest Income in 2007

Net Interest Income

(€ millions)	2006	2007	H107	H207
SNS Retail BANK				
Total net interest income	**551**	**596**	**289**	**307**
Consolidation Regio Bank	0	26	0	26
Penalty interest	53	29	14	15
Transfer SME loan portfolio	0	-5	0	-5
Underlying net interest income	**498**	**546**	**275**	**271**

- Interest income up 8.2% yoy to €596mn; adjusted for lower penalty interest, consolidation Regio Bank and transfer SME portfolio to SNS PF, interest income was up 9.6% to € 546mn
- Underlying increase driven by a higher commercial interest result (lower at Mortgages, higher at Savings and SME) and a higher ALM result
- H2 07 underlying interest result compared to H1 07 slightly lower

Net Interest Margin (as a % of RWA)



4%
3%
2%
1%
0%
2.86%
2.81%
3.11%
3.01%
3.25%
FY05
FY06
FY07
H107
H207

RWA	€20.2bn	€19.6bn	€18.8bn	€18.9bn	€18.8bn

- Net interest margin as a percentage of RWA improved in 2007 due to both higher net interest income (Savings and Regio Bank) and lower RWA
- RWA (including Regio Bank for H2 07) slightly down yoy due to increase in % of mortgages at zero weighting

SNS Retail Bank: Lower Value Adjustments in Benign Environment

Value Adjustments to Loans (€mn)


60
40
20
0
-20
50
10
16
35
10
37
20
9
17
2005
2006
2007
Mortgages
Business Loans
Other Loans

Risk Costs (Value Adjustments / RWA)


0,4%
0,2%
0,0%
0.25%
0.18%
0.11%
2005
2006
2007

Highlights

- Value adjustments in 2007 dropped to €20mn, compared to €35mn in 2006 (-42.9%)
- For retail mortgages, provisioning was lower due to lower forced property sales and lower shortfalls on foreclosures
- Low average LtMV[1] at 69% (FY2006: 69%)
- For SME, focus on mortgages resulted in lower provisions, offset by lower releases in 2007
- Risk costs more than halved since 2005 reflecting benign credit environment and moderate risk profile

1. *Weighted average LtMV, taking into account inflation.*

SNS Property Finance Posts 2007 Net Profit of €86mn

Net Profit (€mn)



Before PPA
After PPA
120
100
80
60
40
20
0
+16.0%
94
109
+4.9%
82
86
2006(1)
2007
2006(1)
2007

(€ millions)	2006	2007
Total income	187	187
Total expenses	66	76
Result before tax	121	111
Tax	39	25
Net profit after PPA	**82**	**86**
Adjustment for PPA	12	23
Net profit before PPA	**94**	**109**

Highlights

- 2007 net profit after PPA up 4.9% to €86mn
- 2007 net profit before PPA adjustments up 16.0% to €109mn, compared to pro forma 2006. In coming years impact PPA will decrease substantially (2007: -€23mn, 2008^E: -€20mn, 2009^E: -€5mn)

- Total income impacted by €31mn PPA adjustment. Before PPA: healthy top line growth in 2007
- Total expenses impacted by €5mn PPA adjustment.
- For FY2007, value adjustments as a ratio of RWAs was 0.13%. In H2 07 €16mn value adjustments, on a limited number of loans in the USA and Spain (H1 07: release of €1mn)
- 2007 tax rate of 22.5% (2006: 32.2%) Impact PPA: -€13mn

- Loan portfolio up €2.9bn to €11.7bn (+32.9%) including transfer of property finance portfolio of SNS Bank (€1.1bn). Organic portfolio growth was related to international project financing activities

1. 2006 pro-forma, unaudited

SNS Bank Funding and Liquidity

- Funding SNS Bank has been secured for 2008
- SNS Bank has a sound liquidity position, with a current cash position of €3.0bn and liquid assets eligible for collateral with the Dutch Central Bank of €5.7bn
- 56% of retail loans funded with retail money
- €15bn Covered Bond Programme introduced to further diversify funding programme

Increased Retail Funding in 2007

	31-12-07 (€bn)	31-12-06 (€bn)
Loans & advances to customers	60.2	56.2
SNS Property Finance	11.7	8.8
Retail Loans	**48.5**	**47.5**
Savings	19.2	13.7
Other amounts due to customers	7.9	7.0
Retail Funding	**27.1**	**20.7**
Retail Funding / Retail Loans	*55.9%*	*43.6%*

Spread Development of Market & SNS Paper



200
150
100
50
0
SNS Paper
jan 07
feb 07
mrt 07
apr 07
mei 07
jun 07
jul 07
aug 07
sep 07
okt 07
nov 07
dec 07
jan 08
5.625% 06/12
4.625% 02/14
iBx € Fin A
iBx €T1

REAAL: Impact Consolidation AXA NL

	REAAL EX AXA NL		AXA NL 4M	Total REAAL
(€mn)	**2006**	**2007**	**2007**	**2007**
Net premium income	1,960	2,035	488	2,523
Results on investments	561	619	215	834
Results on investments insurance contracts policyholders	215	113	-17	96
Total income	**2,804**	**2,846**	**701**	**3,547**
Total expenses	**2,571**	**2,616**	**672**	**3,288**
Operating profit before taxation	233	230	29	259
Taxation	63	46	6	52
(tax rate)	27.0%	20.0%	20.7%	20.1%
Net profit	**170**	**183**	**22**	**205**

AXA NL in 2007

- AXA NL, consolidated from 5 September 2007, adds €22mn to REAAL net profit after amortisation VOBA and other intangibles, and financing costs
- Amortisation VOBA and other intangibles was €15mn for the 4 month period. Financing costs were €14mn in 2007, excluding €4mn net funding cost included in the result of Group activities
- One-off restructuring costs in 2007 still very limited (€ 60mn estimate remains in place)
- Gross regular premiums of AXA NL were flat in 2007, single life premiums were up €28mn, non-life premiums were flat. Operating costs increased due to re-insourcing of unit linked portfolio from Accenture

REAAL Life(1): Significantly Higher Net Profit

Total Income Own Risk (€mn)



3.000
2.250
1.500
750
0
+6.6%
2.122
46
529
645
902
2.263
61
584
671
947
2006
2007
Regular Life Premium
Single Life Premium
Investment Income(2)
Other income(3)

- Regular premium up 5.0%
- Single premium up 4.0% driven by higher sales of Immediate Annuities
- Investment income up €55mn due to higher equity related gains and unrealised gains

Total Expenses Own Risk (€mn)



2.000
1.500
1.000
500
0
+9.1%
1.474
134
1.158
1.608
169
1.208
2006
2007
Technical Expense(4)
Acquisition Expense
Staff Expense
Other Expense

- Stringent cost control leads to lower staff costs
- Acquisition expense impacted by a €15mn one-off adjustment to amortisation in Q3
- Higher other expense due to funding of structured tax investments and impairments on financial instruments
- Cost / premium ratio down to 13.3%(5) (2006: 13.8%)

Net Profit (€mn)



200
150
100
50
0
+13.8%
145
165
71
94
H2
H1
2006
2007

- 13.8% increase in net profit driven by higher investment income, higher result on derivatives and a lower effective tax rate: (2007: 17.4%; 2006: 27.3%)
- Higher acquisition costs and value adjustments on financial instruments and other assets explain decline in profit H2/H1

1. *Excludes results and financing costs AXA NL Combined*
2. *Excludes investment income for the risk of policyholders*
3. *Includes commission income and other income*
4. *Excludes technical expenses for the risk of policyholders*
5. *Cost/premium ratio excludes AXA NL Combined; cost / premium ratio in press release includes AXA NL Combined*

REAAL Non-life[1]: Strong Second Half Result

Total Income (€mn)


500
375
250
125
0
+0.4%
454
456
14
27
413
13
27
416
2006
2007
Premium Income(2)
Investment Income
Other Income(3)

- Total income almost flat year-on-year
- €3mn growth in gross premium income in difficult market, mainly driven by transport sector
- Stable investment income

Expenses (€mn)


500
375
250
125
0
+3.5%
423
438
37
46
105
235
42
48
108
239
2006
2007
Technical Expense
Acquisition Expense
Staff Expense
Other Expense

- Higher technical expense caused by Kyrill storm (€16mn) partly offset by increased share of reinsurers in loss expenses
- Claims ratio[4] 56.3%. Excluding Kyrill 52.8% (2006: 53.7%)
- Combined ratio[4] at 99.2% due to impact of Kyrill storm (95.7% excluding Kyrill, 2006: 94.7%)

Net Profit (€mn)


30
20
10
0
-10
21
-33.3%
14
18
-4
H2
H1
2006
2007

- Lower net profit due to Kyrill storm impact (€12mn). Excluding Kyrill net profit up 23.8% mainly driven by favourable claim developments in H2 07 and a lower effective tax rate
- Net profit in H2 07 of €18mn

1. *Excludes results and financing costs AXA NL Combined*
2. *Net Premium Income*
3. *Includes commission income and other income*
4. *Claims and combined ratio exclude AXA NL Combined; claims and combined ratio in press release include AXA NL Combined*

REAAL Verzekeringen: Value of New Business

(€ millions)	2006	2007
Annualised Premium Equivalent	196	207
Value Added by New Business	20	14 [(1)]
New Business APE Margin	10.2%	6.8%

- APE up by 5.6% due to acquisition of AXA NL
- Excluding AXA NL(€37mn) the APE decreased by 13.3% as a result of a decline in the mortgage refinancing market. However lapse rates improved
- The ending of an important distribution partnership impacted APE and VNB
- VNB of REAAL Verzekeringen (excl. AXA NL) was €12mn in 2007 (2006: €20mn) based on EEV; VNB AXA NL was €2mn in 2007 (2006: €10mn) based on MCEV

1. *VNB consists of €12mn REAAL (on an EEV basis) and €2mn AXA NL (on a MCEV basis)*

SNS REAAL: Result of Group Activities

- Group Activities posts 2007 net profit of -€12mn (2006: -€13mn)
- Result H1 07: €10mn
- Result H2 07: -€22mn
- €21mn book profit on shares of Van Lanschot and €14mn gain on sale of stake in LSN in H1 07
- €24mn negative net impact from financing of Group companies (mainly AXA NL and SNS PF). Impact of financing AXA NL in H2 07 was €4mn
- Operating costs increased by €14mn mainly driven by first time full year inclusion of staff costs of SNS Asset Management, the introduction of a long-term incentive programme and increase of staff related to legislation and compliance

Solid Capital Position

Capital Position and Solvency

	2005	2006	2007
SNS REAAL			
Shareholders Equity (€mn)	2,528	3,200	3,588
Double Leverage	105.3%	107.8%	116.3%[1]
SNS BANK			
Shareholders Equity (€mn)	1,440	2,097	2,209
Tier 1 Ratio	8.7%	8.2%	8.4%
BIS Ratio	11.9%	11.2%	11.5%
Core Capital Ratio	6.9%	6.5%	6.5%
REAAL Verzekeringen			
Shareholders Equity (€mn)	1,190	1,304	1,909
Solvency Ratio Life	233%	236%	272%
Solvency Ratio Non-life	275%	279%	255%

1. *Double Leverage is set to come into line with the target (<115%) as a result of dividend upstreams from the operating subsidiaries to the Group*

Dividend

- SNS REAAL will propose a total dividend of €0.82 per share (+15.5%), pay-out ratio of 44.1%
- Total dividend: interim dividend of €0.36 per share and final dividend of €0.46 per share
- Final dividend will be paid in cash to avoid dilution
- SNS REAAL shares quoted ex-dividend as from 18 April 2008
- Final dividend is payable as per 5 May 2008

Key Take-Aways 2007

- Strong operational performance in a difficult environment
  - Organic growth in key activities
  - Stringent cost management
- Succesful strategic execution to diversify income
  - AXA NL and Zwitserleven (in 2008), will create #2 Dutch life insurer
  - Integration of SNS Property Finance succesfully completed and delivering growth
  - Integration of Regio Bank succesfully completed and delivering growth
- Moderate risk profile maintained
  - No direct impact from subprime or credit crisis
  - SNS Bank funding secured for 2008; REAAL solvency remains strong
- Further progress expected in 2008 despite challenging capital markets

III. Q&A

IV. Appendices

Financial Statements 2007

Income Statement – SNS REAAL

In € millions	SNS Bank		REAAL		Group activities		Eliminations		Total	
	2.007	2.006	2.007	2.006	2.007	2.006	2.007	2.006	2.007	2.006
Income										
Interest income, banking operations third parties	3.356	2.314	-	-	-	-	-	-	3.356	2.314
Interest income, banking operations group companies	3	-	-	-	-	-	-3	-	-	-
Interest expense, banking operations third parties	2.522	1.715	-	-	-	-	-	-	2.522	1.715
Interest expense, banking operations group activities	54	32	-	-	-	-	-54	-32	-	-
Interest income, banking operations	783	567	-	-	-	-	51	32	834	599
Premium income	-	-	2.584	2.009	-	-	-	-	2.584	2.009
Reinsurance premium	-	-	61	49	-	-	-	-	61	49
Net premium income	-	-	2.523	1.960	-	-	-	-	2.523	1.960
Commission and management fees receivable from third parties	125	122	68	71	9	1	-	-	202	194
Commission and management fees receivable from group companies	38	31	1	2	17	12	-56	-45	-	-
Commission and management fees due to third parties	22	23	-3	16		1	-	-	19	40
Commission and management fees due to group companies	12	10	18	-	-	-	-30	-10	-	-
Net commission and management fees	129	120	54	57	26	12	-26	-35	183	154
Share in the result of associated companies	-3	-1	-	3	490	387	-478	-376	9	13
Result on investments	14	67	834	561	71	41	-77	-57	842	612
Result on investments for insurance contracts on behalf of policyholders	-	-	96	215	-	-	-	-	96	215
Results on derivatives and other financial instruments	13	15	29	6	1	-	-	-	43	21
Other operating income	2	-	11	2	-	-	-	-	13	2
Total income	**938**	**768**	**3.547**	**2.804**	**588**	**440**	**-530**	**-436**	**4.543**	**3.676**
Expenses										
Technical expenses on insurance contracts	-	-	1.979	1.393	-	-	-	-	1.979	1.393
Technical expenses on insurance contracts on behalf of policy holders	-	-	496	663	-	-	-	-	496	663
Acquisition costs for insurance operations	-	-	333	240	-	-	-6	-22	327	218
Value adjustments to financial instruments and other assets	35	36	29	-2	-1	1	-	-	63	35
Staff costs	332	283	184	141	88	74	-	-	604	498
Depreciation and amortisation on tangible and intangible fixed assets	31	25	35	27	-26	-	-	-	40	52
Other operating expenses	203	173	88	75	1	-38	-9	-	283	210
Other interest expenses	-	-	144	34	76	43	-38	-29	182	48
Total expenses	**601**	**517**	**3.288**	**2.571**	**138**	**80**	**-53**	**-51**	**3.974**	**3.117**
Operating profit before taxation	**337**	**251**	**259**	**233**	**450**	**360**	**-477**	**-385**	**569**	**459**
Taxes	64	37	52	63	-15	-11	-	-1	101	88
Third party interests	1	-	2	-	-	-	-	-	3	-
Net profit attributable to shareholders	**272**	**214**	**205**	**170**	**465**	**371**	**-477**	**-384**	**465**	**371**

Ratios – SNS REAAL

	2007	2006	2nd HY 2007	1st HY 2007
Ratios				
Return on shareholders' equity (ROE)	13,7%	12,7%	12,9%	14,6%
Double Leverage	116,3%	107,8%	116,3%	94,7%
Average number of employees (FTE)	6.245	5.609	6.334	5.690
SNS Bank				
Efficiency ratio	60,3%	62,6%	60,5%	60,0%
BIS ratio	11,5%	11,2%	11,5%	11,4%
Tier 1 ratio	8,4%	8,2%	8,4%	8,3%
REAAL Verzekeringen				
Operating cost/premium ratio	14,1%	13,8%	15,5%	12,4%
Solvency life operations	272%	236%	272%	241%
Solvency non-life operations	255%	279%	255%	286%

Income Statement – SNS Bank

In € millions	2007	2006	Change	2nd HY 2007	1st HY 2007
Result					
Net interest income banking operations	783	567	38,1%	406	377
Net commission and management fees	129	120	7,5%	64	65
Result on investments	14	67	-79,1%	10	4
Results on derivatives and other financial instruments	13	15	-13,3%	17	-4
Other operating income	-1	-1	0,0%	-4	3
Total income	**938**	**768**	22,1%	**493**	**445**
Value adjustments to financial instruments and other assets	35	36	-2,8%	26	9
Staff costs	332	283	17,3%	178	154
Depreciation and amortisation of tangible and intangible fixed assets	31	25	24,0%	14	17
Other operating expenses	203	173	17,3%	107	96
Total expenses	**601**	**517**	16,2%	**325**	**276**
Operating profit before taxation	**337**	**251**	34,3%	**168**	**169**
Taxation	64	37	73,0%	30	34
Third party interests	1	–	–	1	–
Net profit for the period	**272**	**214**	27,1%	**137**	**135**
Net profit SNS Retail	**186**	**208**	-10,6%	95	91
Net profit SNS Property Finance[1]	**86**	**6**	1333,3%	42	44
Risk-weighted assets	30.744	28.454		30.744	28.663
Ratios					
Return on shareholders' equity	12,6%	14,1%		12,9%	13,0%
Efficiency ratio	60,3%	62,6%		60,5%	60,0%
BIS ratio	11,5%	11,2%		11,5%	11,4%
Tier 1 ratio	8,4%	8,2%		8,4%	8,3%
Core capital ratio	6,5%	6,5%		6,5%	6,6%

[1] Comparative figure net profit SNS Property Finance 2006 relates only to December 2006

Income Statement – SNS Bank by Segment

In € millions	Retail banking		Property finance		Eliminations		Total	
	2.007	2.006	2.007	2.006	2.007	2.006	2.007	2.006
Income								
Interest income, banking operations	3.174	2.300	578	39	-393	-25	3.359	2.314
Interest expense, banking operations	2.578	1.749	391	23	-393	-25	2.576	1.747
Interest income, banking operations	596	551	187	16	-	-	783	567
Commission and management fees receivable	162	153	1	-	-	-	163	153
Commissions and management fees due	34	33	-	-	-	-	34	33
Net commission and management fees	128	120	1	-	-	-	129	120
Share in the result of associated companies	-1	-	-2	-1	-		-3	-1
Result on investments	13	67	1	-	-	-	14	67
Results on derivatives and other financial instruments	12	15	1	-	-	-	13	15
Other operating income	3	-	-1	-	-	-	2	-
Total income	**751**	**753**	**187**	**15**	**-**	**-**	**938**	**768**
Expenses								
Value adjustments to financial instruments and other assets	20	35	15	1	-	-	35	36
Staff costs	296	280	36	3	-	-	332	283
Depreciation and amortisation on tangible and intangible fixed assets	29	25	2	-	-	-	31	25
Other operating expenses	180	171	23	2	-	-	203	173
Other interest expenses	-	-	-	-	-	-	-	-
Total expenses	**525**	**511**	**76**	**6**	**-**	**-**	**601**	**517**
Operating profit before taxation	**226**	**242**	**111**	**9**	**-**	**-**	**337**	**251**
Taxes	39	34	25	3	-	-	64	37
Third party interests	1	-	-	-	-	-	1	-
Net profit attributable to shareholders	**186**	**208**	**86**	**6**	**-**	**-**	**272**	**214**

Income Statement – REAAL Verzekeringen

In € millions	2007	2006	Change	2nd HY 2007	1st HY 2007
Result					
Premium income	2.584	2.009	28,6%	1.538	1.046
Reinsurance premium	61	49	24,5%	32	29
Net premium income	2.523	1.960	28,7%	1.506	1.017
Share in the result of associated companies	–	3	-100,0%	-2	2
Net commission and management fees	54	57	-5,3%	25	29
Result on investments	834	561	48,7%	532	302
Result on investments for insurance contracts on behalf of policyholders	96	215	-55,3%	-72	168
Results on derivatives and other financial instruments	29	6	383,3%	20	9
Other operating income	11	2	450,0%	3	8
Total income	3.547	2.804	26,5%	2.012	1.535
Technical expenses on insurance contracts	1.979	1.393	42,1%	1.220	759
Technical expenses on insurance contracts on behalf of policyholders	496	663	-25,2%	110	386
Technical expenses on insurance contracts	2.475	2.056	20,4%	1.330	1.145
Acquisition costs for insurance operations	333	240	38,8%	201	132
Value adjustments to financial instruments and other assets	29	-2	1550,0%	27	2
Staff costs	184	141	30,5%	115	69
Depreciation and amortisation of tangible and intangible fixed assets	35	27	29,6%	20	15
Other operating expenses	88	75	17,3%	55	33
Other interest expenses	144	34	323,5%	117	27
Total expenses	3.288	2.571	27,9%	1.865	1.423
Operating profit before taxation	259	233	11,2%	147	112
Taxation	52	63	-17,5%	31	21
Third party interests	2	–	–	1	1
Net profit for the period	205	170	20,6%	115	90
Effect purchase price allocation	15	–	–	15	–
Net profit for the period (before PPA)	220	170	29,4%	130	90
Ratios					
Return on shareholders' equity	13,9%	13,6%		13,7%	14,2%
Operating cost/premium ratio	14,1%	13,8%		15,5%	12,4%
Solvency life operations[1]	272%	236%		272%	241%
Solvency non-life operations[1]	255%	279%		255%	286%
New annual premium equivalent Life (in € millions)	207	196		123	84
Value New Business (in € millions)[2]	14	20		6	8
Combined ratio non-life operations[3]	98,6%	94,7%		94,3%	105,3%
Claims ratio[3]	55,9%	53,7%		50,4%	64,4%

[1] Solvency life and non-life operations 2007 are calculated on new legislation
[2] VNB 2007 includes AXA NL Combined which is based on different calculation principles than REAAL Verzekeringen.
As of 2007 VNB includes cost synergies of AXA NL Combined and surplus value of technical provisions of the liability adequacy test.
[3] As of 2007 the combined and claims ratios are calculated excluding reinsurance results and excluding indemnified business by AXA S.A.

Income Statement – REAAL Verzekeringen by Segment

In € millions	Life		Non-life		Other		Eliminations		Total	
	2.007	2.006	2.007	2.006	2.007	2.006	2.007	2.006	2.007	2.006
Income										
Premium income	1.994	1.561	590	448	-	-	-	-	2.584	2.009
Reinsurance premium	13	14	48	35	-	-	-	-	61	49
Net premium income	1.981	1.547	542	413	-	-	-	-	2.523	1.960
Commission and management fees receivable	43	37	2	13	24	23	-	-	69	73
Commissions and management fees due	4	-	-8	-	19	16	-	-	15	16
Net commission and management fees	39	37	10	13	5	7	-	-	54	57
Share in the result of associated companies	-	3	-	-	200	166	-200	-166	-	3
Result on investments	710	529	42	27	94	12	-12	-7	834	561
Result on investments for insurance contracts on behalf of policyholders	96	215	-	-	-	-	-	-	96	215
Results on derivatives and other financial instruments	31	6	1	-	-3	-	-	-	29	6
Other operating income	7	-	3	1	1	1	-	-	11	2
Total income	**2.864**	**2.337**	**598**	**454**	**297**	**186**	**-212**	**-173**	**3.547**	**2.804**
Expenses										
Technical expenses on insurance contracts	1.676	1.158	303	235	-	-	-	-	1.979	1.393
Technical expenses on insurance contracts on behalf of policy holders	496	663	-	-	-	-	-	-	496	663
Acquisition costs for insurance operations	178	134	157	105	-2	1	-	-	333	240
Value adjustments to financial instruments and other assets	27	-2	2	-	-	-	-	-	29	-2
Staff costs	117	95	57	46	10	-	-	-	184	141
Depreciation and amortisation on tangible and intangible fixed assets	25	17	5	5	5	5	-	-	35	27
Other operating expenses	43	39	38	31	7	5	-	-	88	75
Other interest expenses	79	33	6	1	71	7	-12	-7	144	34
Total expenses	**2.641**	**2.137**	**568**	**423**	**91**	**18**	**-12**	**-7**	**3.288**	**2.571**
Operating profit before taxation	**223**	**200**	**30**	**31**	**206**	**168**	**-200**	**-166**	**259**	**233**
Taxes	44	55	7	10	1	-2	-	-	52	63
Third party interests	2	-	-	-	-	-	-	-	2	-
Net profit attributable to shareholders	**177**	**145**	**23**	**21**	**205**	**170**	**-200**	**-166**	**205**	**170**

Consolidated Balance Sheet

In € millions	SNS Bank		REAAL		Group activities		Eliminations		Total	
	2.007	2.006	2.007	2.006	2.007	2.006	2.007	2.006	2.007	2.006
Assets										
Goodwill and other intangible fixed assets	285	214	1.755	669	-	-	-	-	2.040	883
Tangible fixed assets	139	163	198	81	3	-	85	76	425	320
Investments in associated companies	53	34	66	69	11	39	-3	-3	127	139
Subsidiaries	-	-	-	-	4.118	3.401	-4.118	-3.401	-	-
Investment property	6	6	248	205	-	-	-85	-76	169	135
Investments	4.056	2.038	17.639	9.064	238	198	-866	-674	21.067	10.626
Investments for insurance contracts on behalf of policyholders	-	-	7.349	3.955	-	-	-114	-	7.235	3.955
Derivatives	1.041	804	119	137	1	2	-	-	1.161	943
Deferred tax assets	128	39	143	20	12	7	-	-	283	66
Reinsurance contracts	-	-	483	338	-	-	-	-	483	338
Loans and advances to customers	60.236	56.248	3.912	757	856	561	-1.959	-866	63.045	56.700
Loans and advances to credit institutions	1.092	3.607	539	162	300	100	-300	-100	1.631	3.769
Corporate income tax	100	106	32	36	87	108	-3	-	216	250
Other assets	307	436	554	400	76	39	-86	-217	851	658
Cash and cash equivalents	3.141	687	1.006	698	1.025	415	-831	-840	4.341	960
Total assets	**70.584**	**64.382**	**34.043**	**16.591**	**6.727**	**4.870**	**-8.280**	**-6.101**	**103.074**	**79.742**
Liabilities										
Equity attributable to shareholders	2.209	2.097	1.909	1.304	3.588	3.200	-4.118	-3.401	3.588	3.200
Third party interests	2	-	4	3	-	-	-3	-3	3	-
Group equity	2.211	2.097	1.913	1.307	3.588	3.200	-4.121	-3.404	3.591	3.200
Participation certificates and subordinated debts	1.678	1.448	536	120	639	299	-821	-203	2.032	1.664
Debt certificates	32.182	30.841	2.524	-	533	418	-27	-	35.212	31.259
Technical provisions insurance operations	-	-	24.886	13.313	-	-	-28	-30	24.858	13.283
Provision for employee benefits	-	-	131	18	39	20	29	30	199	68
Other provisions	17	24	25	4	1	1	-	-	43	29
Derivatives	938	682	14	4	7	6	-	-	959	692
Deferred tax liabilities	151	97	356	146	-	-	-	-	507	243
Savings	19.179	13.678	-	-	-	-	-	-	19.179	13.678
Other amounts due to customers	7.846	7.019	1.040	402	952	611	-2.591	-1.553	7.247	6.479
Amounts due to to credit institutions	5.066	7.299	1.565	663	888	246	-632	-674	6.887	7.534
Corporate income tax	-	7	-	6	3	-	-3	-	-	13
Other liabilities	1.316	1.190	1.053	608	77	69	-86	-267	2.360	1.600
Total liabilities	**70.584**	**64.382**	**34.043**	**16.591**	**6.727**	**4.870**	**-8.280**	**-6.101**	**103.074**	**79.742**

Forward-looking Statements

This presentation may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these forward-looking statements, as they are based upon management' s current estimates, expectations, beliefs and assumptions regarding anticipated developments and other factors affecting SNS REAAL. These forward-looking statements speak only as of the date of this presentation. They are not historical facts, nor are they guarantees of future performance. Because these forward looking statements are subject to risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. For a more in-depth discussion of these factors, and the risks and uncertainties that may affect the future results of SNS REAAL, please see SNS REAAL's filings with Euronext Amsterdam and the Dutch Authority Financial Markets, including SNS REAAL's annual report & accounts.

SNS REAAL

Press release

PRESS RELEASE

Bob Janssen leaves SNS Bank Board of Directors

The Netherlands, Utrecht, 28 February 2008

Bob A.G. Janssen (55), vice-chairman of the Board of Directors of SNS Bank N.V. since 1998, will leave the company for health reasons as per 1 April 2008. Bob Janssen has worked for SNS Bank since 1997. SNS Bank is grateful for everything he has contributed to the development of the bank.
On the Board of Directors of SNS Bank, Janssen was responsible for IT, Security, Change & Process Management and Service Center Operations. His portfolio will be temporarily managed by Rien Hinssen, Chairman of the Board of Directors SNS Bank, until a successor can be appointed.

About SNS Bank

SNS Bank is an innovative, transparent and accessible retail bank. It offers individual and corporate customers a comprehensive range of products, covering mortgages, savings, investment, payments, loans and insurance. SNS Bank aims to build a leading position in the areas of mortgages and capital growth. With a net profit of more than EUR 272 million and a balance sheet total in excess of EUR 70 billion in 2007, SNS Bank ranks among the top-5 banks in the Netherlands. SNS Bank is part of SNS REAAL, a listed company.

For more information, please contact:

SNS REAAL Corporate Communications
concerncommunicatie@snsreaal.nl
Tel: +31 (0)30 - 291 48 71

SNS REAAL Investor Relations
investorrelations@snsreaal.nl
Tel: +31 (0)30- 291 42 46

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Date of disclosure:	**22 jun 07**
Person obliged to notify:	**Aviva plc**
Issuing institution:	**SNS Reaal N.V.**
Registration Chamber of Commerce:	
Place:	**Utrecht**

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Distribution in numbers

Type of share	Number of shares	Number of shares	Capital interest	Voting rights	Manner of disposal	Explanation
Ordinary share	495000	495000	Directly	Directly	Indirectly (Delta Lloyd Life België)	
Ordinary share	334000	334000	Directly	Directly	Indirectly (Delta Lloyd Amstel Duitsland)	
Ordinary share	400000	400000	Directly	Directly	Indirectly (OHRA Levensverzekering N.V.)	
Ordinary share	12048636	12048636	Directly	Directly	Indirectly (Delta Lloyd Levensverzekering N.V.)	
Ordinary share	600000	600000	Directly	Directly	Indirectly (Delta Lloyd Schadeverzekering N.V.)	

Distribution in percentages

	Total holding	Directly real	Directly potential	Indirectly real	Indirectly potential
Capital interest	5,85 %	0,00 %	0,00 %	5,85 %	0,00 %
Voting rights	5,85 %	0,00 %	0,00 %	5,85 %	0,00 %

Date of most recent update: 31 dec 07

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Date of disclosure:	**27 jun 07**
Person obliged to notify:	**Stichting Beheer SNS Reaal**
Issuing institution:	**SNS Reaal N.V.**
Registration Chamber of Commerce:	
Place:	**Utrecht**

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Distribution in numbers

Type of share	Number of shares	Number of shares	Capital interest	Voting rights	Manner of disposal	Explanation
Ordinary share	140308724	140308724	Directly	Directly	Real	

Distribution in percentages

	Total holding	Directly real	Directly potential	Indirectly real	Indirectly potential
Capital interest	54,27 %	54,27 %	0,00 %	0,00 %	0,00 %
Voting rights	54,27 %	54,27 %	0,00 %	0,00 %	0,00 %

Date of most recent update: 31 dec 07

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SNS REAAL

PROSPECTUS

Public Offering 2007

SNS REAAL N.V.



PUBLIC OFFERING

SNS REAAL

SNS REAAL N.V.

(a public limited liability company, incorporated under the laws of the Netherlands, with its corporate seat in Utrecht, the Netherlands)

Offering of €350 million new Ordinary Shares and up to €250 million existing Ordinary Shares

SNS REAAL N.V. (the **Company**) is offering €350 million new Ordinary Shares and Stichting Beheer SNS REAAL (the **Selling Shareholder**) is offering up to €250 million existing Ordinary Shares. The offering consists of a public offering to institutional investors and retail investors in the Netherlands, and an international offering to certain institutional investors. The offering is undertaken to partially fund the acquisition of AXA NL Combined and to increase liquidity of the Ordinary Shares as announced on 4 June 2007.

See "RISK FACTORS" to read about factors that should be carefully considered before investing in the Shares.

The Shares are being offered only in those jurisdictions in which, and only to those persons to whom, offers and sales of the Shares may lawfully be made. The Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the **Securities Act**), or with any securities regulatory authority of any state or other jurisdiction in the United States. The Shares may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Accordingly, the Shares being offered and sold outside the United States are being distributed in accordance with the exemption from registration provided by Regulation S under the Securities Act (**Regulation S**).

The offer price per Share and the exact number of Shares offered will be set out in a pricing statement which will be deposited with the Netherlands Authority for the Financial Markets (*Stichting Autoriteit Financiële Markten*; **AFM**). This pricing statement will be made available on the Company's website. The offer price and the exact number of Shares offered will also be announced in a press release, an advertisement in the Daily Official List and in at least one national newspaper distributed daily in the Netherlands.

The Selling Shareholder has granted the Underwriters an option (the **Over-Allotment Option**), pursuant to which the Sole Global Coordinator, on behalf of the Underwriters, may require the Selling Shareholder to sell at the same offer price additional existing Ordinary Shares held by it, up to €50 million (the **Additional Shares**), to cover over-allotments, if any.

This prospectus constitutes a prospectus for the purposes of article 3 of the Directive 2003/71/EC (**Prospectus Directive**) and has been prepared in accordance with article 5:2 of the Dutch Financial Supervision Act (*Wet op het financieel toezicht*; **WFT**). This prospectus has been approved by and filed with the AFM. Application has been made to list the new Ordinary Shares on Eurolist by Euronext under the existing symbol "SR". Capitalised terms are defined in "**DEFINITIONS**".

Sole Global Coordinator

Lehman Brothers

Joint Bookrunners

Lehman Brothers **Rabo Securities**

Co-Lead Manager

SNS Securities

Publication Date 13 June 2007

Table of Contents

Summary

This summary should be read as an introduction to this prospectus and any decision to invest in any Shares should be based on a consideration of this prospectus as a whole. Civil liability will attach to the Company in any state party to the European Economic Area in respect of this summary, including any translation hereof, only if this summary is misleading, inaccurate or inconsistent when read together with the other parts of this prospectus. Where a claim relating to information contained in this prospectus is brought before a court, the plaintiff may, under the national legislation of the state where the claim is brought, have to bear the costs of translating this prospectus before the legal proceedings are initiated.

SNS REAAL

SNS REAAL is a service provider in the banking and insurance sector with a prime focus on the Dutch retail market and on SME businesses. SNS REAAL's activities cover three main product groups: mortgages and property finance, savings and investments and insurance. SNS REAAL had total assets of €79.7 billion at year-end 2006, which makes it one of the major financial bank-assurance companies in the Netherlands. Further, SNS REAAL had a shareholders' equity of €3,200 million and 5,776 FTE employees at year-end 2006. The Ordinary Shares are listed on Eurolist by Euronext since its initial public offering in May 2006.

SNS REAAL's mission is to be the favoured retail financial services specialist in the Dutch market. SNS REAAL aims to achieve this goal by continuously focusing on innovation of products, services and distribution, primarily targeted at retail-plus customers, and further by applying standardised and efficient operational processes to support multi-channel distribution. The Company believes this enables sustainable growth of its net profit and sustainable value creation for its shareholders.

The activities of SNS REAAL are organised in five primary business units:

- *SNS Bank: Retail & SME Banking* -- This business unit offers banking products in the field of mortgages and savings and investments for both the private and SME markets. In addition to SNS Bank, this unit also comprises ASN Bank, BLG Hypotheken, CVB Bank and SNS Securities. As at 1 July 2006 SNS Asset Management became an independent unit and as such is part of the Group Activities of SNS REAAL.
- *SNS Bank: Property Finance* -- This business unit carries out banking activities in the field of real estate investment and project financing. In 2006, this unit only contained the acquired activities of SNS Property Finance; the property financing that is at the moment still part of SNS Bank's Retail & SME Banking unit will be transferred to Property Finance in 2007.
- *REAAL Verzekeringen: Life insurance* -- This business unit offers life and pension insurance policies to the private and SME markets. The REAAL Verzekeringen Leven unit includes the REAAL Levensverzekeringen and Proteq Levensverzekeringen.
- *REAAL Verzekeringen: Non-life insurance* -- This business unit offers non-life insurance policies with respect to property and mobility, bodily injury and disability. The REAAL Verzekeringen Schade unit includes the REAAL Schadeverzekeringen and Proteq Schadeverzekeringen.
- *Group Activities* -- The Group Activities include the business units that are managed directly by the Executive Board and whose income and expenses are not attributed to the other business units. The Group Activities unit includes SNS REAAL Invest and since 1 July 2006 SNS Asset Management.

Acquisition

On 3 June 2007, the Company entered into a binding memorandum of understanding with AXA S.A. to acquire all issued shares in the capital of AXA NL, Winterthur NL and DBV NL for a cash consideration of €1,750 million plus accrued interest of 4% per annum as from 1 January 2007 up until closing. AXA NL, Winterthur NL and DBV NL comprise the Dutch operations of AXA S.A. Through the Acquisition, SNS REAAL takes a significant step towards meeting its commercial

objectives. It constitutes a significant strengthening of REAAL Verzekeringen. The platform in key growth areas of disability, pensions and SME is increased, the market share almost doubles in size and the distribution power is improved. SNS REAAL expects substantial cost synergies from this in-market acquisition that puts excess capital to effective use. The Acquisition is expected to be EPS accretive as of 2008. The Acquisition will be financed with the proceeds of the offering of new Ordinary Shares (€350 million) and a combination of hybrid capital and senior debt (€1,400 million).

Terms of the Offering

Issuer	SNS REAAL N.V., a public limited liability company (*naamloze vennootschap*) incorporated under the laws of the Netherlands, with its corporate seat in Utrecht, the Netherlands.
Selling Shareholder	Stichting Beheer SNS REAAL, a foundation (*stichting*) established under the laws of the Netherlands, with its corporate seat in Utrecht, the Netherlands, and immediately prior to the offering the holder of approximately 65.5% of the Ordinary Shares.
Shares	The Company is offering €350 million new Ordinary Shares and the Selling Shareholder is offering up to €250 million existing Ordinary Shares (including the Over-Allotment Option)
Offering	The offering consists of a public offering of the Shares to institutional and retail investors in the Netherlands and an international offering to certain institutional investors.
Undertaking Selling Shareholder	By way of backstop in the event of insufficient demand in the offering, the Selling Shareholder has undertaken not to sell any of its existing Ordinary Shares and to subscribe at the request of the Executive Board for up to 65.5% of the new Ordinary Shares being offered. To the extent the offering is over-subscribed, the Selling Shareholder shall, at the request of the Executive Board, not subscribe for new Ordinary Shares but sell up to €250 million of its existing Ordinary Shares, including the Over-allotment Option. Any sale of existing Ordinary Shares by the Selling Shareholder in the offering would dilute the Selling Shareholder's current shareholding and contribute to an increase of liquidity. After this offering the Selling Shareholder will still be a majority shareholder.
Ordinary Shares outstanding	Immediately prior to the closing of the offering, the Company had 237,343,876 Ordinary Shares outstanding. Based on the closing price of 8 June 2007, the offering will result in a dilution of approximately 8.5%.
Preferential Retail Allocation	Each eligible retail investor will be allocated the first two hundred Shares that such investor applies to subscribe for. The exact number of Shares allocated to retail investors will be determined after the end of the Subscription Period. Preferential allocation will only apply to the first two hundred Shares applied for per eligible retail investor, and full discretion is retained as to whether or not and how to allocate the remainder of the Shares applied for.

Subscription Period	The period commencing on 14 June 2007 at 9.00 hours Amsterdam time and ending on 21 June 2007 at 17.30 hours Amsterdam time. The timetable for the offering may be accelerated or extended and, if so, such acceleration or extension will be published in a press release at least three hours in advance of the expiration of the accelerated Subscription Period or original Subscription Period, as the case may be, provided that any extension will be for a minimum of one full business day. Any change in the Subscription Period shall also be published in the Daily Official List and in at least one national newspaper distributed daily in the Netherlands.
Offer price	The offer price will be determined on the basis of a bookbuilding process and on the basis of the quoted share price as well as the demand in the offering. The definitive offer price and the exact number of Shares offered will be determined by the Company and the Selling Shareholder following recommendations from the Joint Bookrunners taking into account market conditions, a qualitative assessment of demand for the Shares, and any other factors deemed appropriate. The offer price and the exact number of Shares offered will be determined after termination of the Subscription Period and will be announced in a press release, an advertisement in the Daily Official List and in at least one national newspaper distributed daily in the Netherlands, and details thereof will be set out in a pricing statement which will be deposited with the AFM.
Over-Allotment Option	The Selling Shareholder has granted to the Underwriters an option, exercisable within 30 calendar days after the Listing Date, pursuant to which the Stabilisation Agent, on behalf of the Underwriters, may require the Selling Shareholder to issue at the same offer price the Additional Shares up to €50 million, to cover over-allotments, if any.
Use of proceeds	The Company will use the net proceeds from the offering for the partial funding of the Acquisition. The Company will not receive any proceeds from the sale of the existing Ordinary Shares in the offering, the net amount of which will be received by the Selling Shareholder. Furthermore, if the Over-Allotment Option is exercised, the net proceeds from the sale of the Additional Shares will be received by the Selling Shareholder.
Lock-up arrangements	The Company and the Selling Shareholder have agreed with the Underwriters not to, among other things, issue, offer, pledge, sell, contract to sell, grant any option to purchase or otherwise dispose of, any Ordinary Shares (or any securities convertible into or exchangeable for Ordinary Shares or which carry rights to subscribe or purchase Ordinary Shares) or enter into a transaction (including a derivative transaction) having an effect on the market in the Ordinary Shares or publicly announce any intention to do any of such

	things, during the period commencing on the date of the underwriting agreement (the **Underwriting Agreement**) among the Company, the Selling Shareholder, and the Underwriters, and ending, in case of the Company, 180 days, and in case of the Selling Shareholder, 360 days after the Settlement Date, without the prior written consent of the Joint Bookrunners, in accordance with or pursuant to the Underwriting Agreement.
Allotment	The allotment will occur following the Subscription Period, and is expected to take place on the first business day after the end of the Subscription Period. In the event that the offering is oversubscribed, an investor may receive a smaller number of Shares than the investor applied to subscribe for. Full discretion is retained as to how to allocate the Shares applied for.
Trading Date	The date on which trading in the Shares on Euronext Amsterdam commences, which, subject to acceleration or extension of the timetable for the offering, is expected to be on or about 22 June 2007. Admission to listing of the new Ordinary Shares is expected to occur on 26 June 2007.
Settlement Date	Payment for and delivery of the Shares is expected to take place on or about 26 June 2007. Settlement will take place through the book-entry facilities of Euroclear Nederland, in accordance with its normal settlement procedures applicable to equity securities and against payment in immediately available funds.
Share trading information	ISIN: NL0000390706 Common Code: 025318811 Amsterdam Security Code Number: 39070 Eurolist by Euronext symbol: "SR".
Sole Global Coordinator	Lehman Brothers.
Joint Bookrunners	Lehman Brothers and Rabo Securities.
Joint Listing Agents	Lehman Brothers and Rabo Securities.
Stabilisation Agent	Lehman Brothers.
Paying Agent	ABN AMRO Bank N.V.

SUMMARY OF ESSENTIAL RISKS

The following is a summary of what the Company believes are the essential risks associated with the Company, the Ordinary Shares and the offering. It should be noted that this is not a summary of all the risks associated with the Company, the Ordinary Shares, and the offering. A more detailed discussion can be found elsewhere in this prospectus.

Summary of risks associated with SNS REAAL

- SNS REAAL's business is concentrated in the Netherlands
- A significant portion of SNS REAAL's results relates to SNS REAAL's mortgage loan products
- SNS REAAL's extensive network of intermediaries is its most important distribution channel and SNS REAAL may be unable to maintain a competitive distribution network
- SNS REAAL faces substantial competitive pressures in a mature market
- SNS REAAL faces liquidity risk

- SNS REAAL is exposed to the risk of a downgrade of any of the Company's or SNS Bank's credit ratings
- SNS REAAL is exposed to the risk of a decline in the securities markets or poor investment performance
- SNS REAAL is exposed to the level of interest rates and the slope of the yield curve
- SNS REAAL is exposed to movements and changes in factors such as interest rates, capital markets and actuarial assumptions which could result in volatility
- SNS REAAL could suffer from the introduction of Basel II and Solvency II
- SNS REAAL is exposed to the risk of ineffective systems and processes, and interruption, failure or breach thereof
- SNS REAAL operates in an industry that is highly regulated. There could be an adverse change or increase in the financial services laws and/or regulations governing SNS REAAL's business. There are frequent investigations by supervisory authorities, both into the industry and into SNS REAAL, which could result in governmental enforcement actions
- SNS REAAL is exposed to the risk of changes in tax laws or the interpretation thereof
- SNS REAAL's current application of IFRS may differ from market practice in the future
- SNS REAAL is exposed to legal risks that may arise in the conduct of SNS REAAL's business and the outcome of related legal claims may be difficult to predict
- SNS REAAL is exposed to risks of employee misconduct
- SNS REAAL is exposed to risks of damage to its reputation
- SNS REAAL is subject to currency-related risks
- SNS REAAL is exposed to the risk of catastrophic events, terrorist attacks and similar events
- The performance of SNS REAAL depends on its ability to accurately price its products and services
- Reinsurance may not be available or sufficient to protect REAAL Verzekeringen against losses and REAAL Verzekeringen could incur losses due to the inability of its reinsurers to meet their obligations
- The insurance business of SNS REAAL is subject to risks concerning the adequacy of its technical provisions
- The business of SNS REAAL is subject to credit risk
- A significant portion of SNS REAAL's business relates to SNS REAAL's dealings with third parties
- SNS REAAL may be exposed to failures in its risk management systems
- SNS REAAL is exposed to the risk of a loss of SNS REAAL's management team and key employees
- SNS REAAL could fail to effectively identify or execute strategic acquisitions, joint ventures, partnerships, investments or divestments, and if such transactions are pursued, SNS REAAL could fail to successfully implement and exploit them or realise anticipated benefits in a timely manner

Summary of risks associated with the Acquisition

- The Company could fail in acquiring AXA NL Combined
- The Company is exposed to integration risk
- SNS REAAL may fail to integrate the acquired businesses

- The due diligence in respect of AXA NL Combined may not have revealed all relevant facts to SNS REAAL
- The change of control of AXA NL Combined may negatively affect its business
- AXA NL non-life insurance business derives a major part of its revenues from one intermediary group

Summary of risks associated with the Ordinary Shares and the Offering

- If closing of the offering does not take place on the Settlement Date or at all, subscriptions for the Shares will be disregarded and Euronext Amsterdam may cancel transactions that have occurred
- The Selling Shareholder owns a substantial majority of the Ordinary Shares and thus is able to exercise substantial influence on SNS REAAL
- Future sales, or the possibility of future sales, of a substantial number of the Ordinary Shares could depress the price of the Ordinary Shares
- The Company may require additional capital in the future, which may not be available to it. Future financing to provide this capital may dilute an investor's shareholding in the Company
- If securities or industry analysts do not publish research or reports about SNS REAAL's business, or if they change their recommendations regarding the Ordinary Shares adversely, the market price and trading volume of the Ordinary Shares could decline
- The Company may not be able to pay dividends in the future
- Holders of Ordinary Shares outside the Netherlands may not be able to exercise pre-emption rights in future offerings

Risk Factors

Before investing in the Shares, prospective investors should consider carefully the following risks and uncertainties in addition to the other information presented in this prospectus. The Company believes that the following risk factors are specific to the industry in which SNS REAAL operates, to SNS REAAL or to SNS REAAL's business, as well as to the Acquisition, the Ordinary Shares and the offering. If any of the following risks actually occurs, SNS REAAL's business, results of operations or financial condition could be materially adversely affected. In that event, the value of the Ordinary Shares could decline, and an investor might lose part or all of the investor's investment. Although the Company believes that the risks and uncertainties described below are SNS REAAL's material risks and uncertainties, they are not the only ones SNS REAAL faces. Additional risks and uncertainties not presently known to the Company or that the Company currently does not deem material may also have a material adverse effect on SNS REAAL's business, results of operations or financial condition and could negatively affect the price of the Ordinary Shares.

Prospective investors should read the detailed information set out elsewhere in this prospectus and should reach their own views before making an investment decision with respect to any Shares. Furthermore, before making an investment decision with respect to any Shares, prospective investors should consult their own stockbroker, bank manager, lawyer, auditor or other financial, legal and tax advisers and carefully review the risks associated with an investment in the Shares and consider such an investment decision in light of the prospective investor's personal circumstances.

Risks relating to SNS REAAL and the industry in which it operates

SNS REAAL's business is concentrated in the Netherlands

SNS REAAL generates the vast majority of its income in the Netherlands and therefore is particularly exposed to the economic conditions in the Netherlands. Economic conditions in the Netherlands were difficult in 2001 and 2002 both on an absolute and on a relative basis. The Dutch economy showed a recovery in 2004 with a gross domestic product (**GDP**) growth of 2.0%. In 2006, Dutch GDP increased by 2.9% compared to 1.5% in 2005. Any deterioration or merely a long-term persistence of a difficult economic environment in the Netherlands, especially if this affects the financial position of SNS REAAL's retail and SME clients, could negatively affect the demand for SNS REAAL's products and services.

A significant portion of SNS REAAL's results relates to SNS REAAL's mortgage loan products

Mortgage loans constitute approximately 95.4% of SNS REAAL's total loan portfolio at year-end 2006. An economic downturn, stagnation or drop in property values, changes in or abolition of the tax deductibility of interest payments on residential mortgage loans (see "**INDUSTRY OVERVIEW -- Dutch banking industry**"), or increased interest rates, or a combination thereof, could lead to a decrease in the production of new mortgage loans and/or increased default rates on existing mortgage loans. Further, a decrease in the general level of interest rates could affect SNS REAAL through, among other things, increased pre-payments on the loan and mortgage portfolio.

In addition, a general decrease in the production of mortgage loans in the Netherlands may also result in a decrease in the production of mortgage loan related products, including mortgage loan insurance.

SNS REAAL's extensive network of intermediaries is its most important distribution channel and SNS REAAL may be unable to maintain a competitive distribution network

SNS REAAL uses a variety of distribution channels in the Netherlands for the marketing and offering of its products and services, including its network of branches, the Internet, call centres, intermediaries and partnerships (special distribution).

Substantially more than half of SNS REAAL's distribution originates from distribution of its products and services by intermediaries who are not exclusive to SNS REAAL and may also offer competitors' products and services. As a result, the success of SNS REAAL through this distribution channel depends on the preferences of these intermediaries for the products and services of SNS REAAL. Intermediaries' preferences are determined not only by the level, type and structure of compensation offered, but also by product quality, the services offered to customers and the support services. SNS REAAL may not succeed in continuing to provide sufficient incentives to intermediaries to market its products and services successfully.

In seeking to attract and retain productive intermediaries, SNS REAAL competes with other financial institutions primarily on the basis of its support services, product features, financial position, and compensation. SNS REAAL may not continue to succeed in attracting and retaining new (productive) intermediaries or maintaining the current quality and/or quantity of its distribution network.

SNS REAAL faces substantial competitive pressures in a mature market

There is substantial competition in the Netherlands for the types of banking, insurance, brokerage and other products and services which SNS REAAL provides. Competition in the financial services industry, especially in the banking sector, is increased by the high level of consolidation in the Netherlands and the relatively mature nature of the markets in which SNS REAAL operates. SNS REAAL faces competition particularly in the mortgage and life and non-life insurance markets from various national and international financial institutions which are active in the Dutch financial services industry.

SNS REAAL is a medium sized financial services provider in the Netherlands and some of its competitors are larger in size. If SNS REAAL is unable to offer competing, attractive, and innovative products and services that are also profitable, if it does not choose the right strategy or if it does not implement a strategy successfully, SNS REAAL could lose market share and/or incur losses on some or all of its activities and/or experience slower growth than in recent years. Consumer demand, technological changes, regulatory changes and actions and other factors also affect competition. Competitive pressures could result in increased pricing pressures, particularly as competitors seek to gain market share.

SNS REAAL faces liquidity risk

SNS REAAL faces significant liquidity risk. Liquidity risk refers to the risk that funding and liquid assets will not be (sufficiently) available as a result of which SNS REAAL may not be able to meet short-term financial obligations. SNS Bank's sensitivity to this risk is substantial. The amount of mortgages on SNS Bank's balance sheet is higher than the amount of savings money attracted. This has resulted in an increasing dependency on wholesale funding including the use of securitisation of the mortgage portfolio. The gap between loans granted and savings and deposits entrusted is funded in the money and capital markets. Good access to these markets is necessary to finance the growth of the mortgage portfolio and to refinance all outstanding loans with a shorter maturity than the mortgages in which the money is invested. The access to the money and capital markets may be affected by concerns about the credit strength of the relevant institution, but may also be influenced by concerns about the market segments in which SNS REAAL is active, or by a general market disruption. Access to the markets may be further affected by the Company's or SNS Bank's credit rating (see "**SNS REAAL is exposed to the risk of a downgrade of any of the Company's or SNS Bank's credit ratings**").

SNS REAAL is exposed to the risk of a downgrade of any of the Company's or SNS Bank's credit ratings

Standard & Poor's and Moody's have issued long-term credit ratings for the Company of A- and A2, respectively and Standard & Poor's, Moody's and Fitch have issued long-term credit ratings for SNS Bank of A, A1 and A+, respectively. A downgrade of any of these ratings (for whatever reason) would result in higher funding and refinancing costs for the Company and/or SNS Bank in the capital markets. In addition, a downgrade of any of the Company's and/or SNS Bank's ratings

may limit their opportunities to operate in certain business areas and could have an adverse effect on the Company's and/or SNS Bank's image vis-à-vis the capital markets and SNS REAAL's image vis-à-vis its customers.

SNS REAAL is exposed to the risk of a decline in the securities markets or poor investment performance

The evolution of prices and indices of securities, both in terms of equity and fixed income, in which SNS REAAL invests, has a considerable impact on its investment income.

Part of the portfolios SNS REAAL handles are non-discretionary portfolios with fee arrangements based on the volume of transactions into which SNS REAAL enters on behalf of its customers. To the extent that trading volumes decline, lower market activity results in lower commission income for SNS REAAL.

Furthermore, a decline in or disruption of the securities market may cause SNS REAAL's customers to withdraw funds in favour of investments they perceive as offering greater opportunity or lower risk, which could result in lower investment advisory fees. Where the fee arrangement depends on the performance of the portfolios SNS REAAL manages, a decline in or disruption of the securities market may cause lower yields, resulting in a decline in SNS REAAL's revenues and profits.

A decline in or disruption of the securities market would also lower the value of collateral pledged as security for margin loans, which would increase the risk that they would default as well as impact recovery in the event of a default. If SNS REAAL is unable to recover the full amount owed to it on SNS REAAL's loans to customers, SNS REAAL would be forced to recognise loan losses, which would adversely affect SNS REAAL's profitability. Even if the number of loans in default does not increase, a decline in or disruption of the securities market could cause SNS REAAL to call margin loans, requiring the assets pledged as collateral for these loans to be sold. If that happens SNS REAAL would lose both the interest income on the loans, as well as the fees for managing the assets.

Furthermore, the decline in or disruption of the securities market may affect the demand for the products and services offered by SNS REAAL.

SNS REAAL is exposed to the level of interest rates and the slope of the yield curve

The level of interest rates and changes in prevailing interest rates, including changes in the difference between the levels of prevailing short- and long-term interest rates, could adversely affect SNS REAAL's results.

SNS REAAL's insurance investment portfolio consists for a large part of fixed income securities. The short-term impact of interest rate fluctuations on SNS REAAL's insurance business may be reduced in part by products designed to partly or entirely transfer SNS REAAL's exposure to interest rate movements to the policyholder. While product design and hedging reduce SNS REAAL's exposure to interest rate volatility, changes in interest rates will impact this business to the extent they result in changes to current interest income, impact the value of SNS REAAL's fixed income portfolio, and affect the levels of new product sales or surrenders of business in force.

The future results of SNS REAAL's insurance operations are impacted by the level of the interest rates. A prolonged period with low yields could harm the ability to create value in the life insurance operations. Even if premiums would increase after a certain period, the transition period would be associated with lower than expected earnings.

The results of SNS REAAL's banking business are affected by the management of SNS Bank's interest rate position. In the 'business-as-usual' situation of the banking business, long-term assets are financed with short-term liabilities. Depending on the actual interest rate position a flattening of the yield curve (or even an inverse yield) can have a major impact on the interest income of the banking business. There can be no assurance that SNS REAAL will be able to successfully manage interest rate spreads or the potential negative impact of risks associated with sustained low interest rates and/or a sustained flat (or inverse) yield curve.

SNS REAAL is exposed to movements and changes in factors such as interest rates, capital markets, property markets and actuarial assumptions which could result in volatility

SNS REAAL's net profit is mainly determined by the underlying net profits of both SNS Bank and REAAL Verzekeringen. In general, the volatility of net profits and shareholders' equity has increased since the introduction of the IFRS. However, volatility is also embedded in the nature of the operations of both entities.

SNS Bank mitigates this risk by the use of hedge accounting in accordance with IFRS standards. Nevertheless, imperfect hedging could have a material impact on SNS Bank's net profit in the future.

For insurance companies it has been decided to introduce IFRS in two phases. During the first phase only the assets of an insurance company are subject to IFRS (applicable from 2005 onwards). In phase two (implementation date yet unknown) the insurance liabilities will most likely be valued at fair value. As a consequence, market value movements on the asset side through the profit and loss account or directly through equity, are in principle not off-set by corresponding movements in the insurance liabilities, which could result in increased volatility. Although REAAL Verzekeringen will mitigate this volatility by, among other things, hedge accounting and held-to-maturity portfolios, results could continue to be volatile in the future.

In addition to IFRS, other factors which are more inherent to the nature of the insurance activities such as interest rate movements and developments in capital markets, but also real estate markets, can have a substantial impact on the investment income of REAAL Verzekeringen. This also depends on REAAL Verzekeringen's policy in respect of the realisation of capital gains from the sale of investments. Interest rates and capital markets could also affect the technical expenses and the adequacy of technical reserves.

With the acquisition of Bouwfonds Property Finance SNS REAAL has become one of the largest financiers of real estate in the Netherlands. Also, SNS REAAL increased its exposure to real estate financing outside the Netherlands. Although the real estate financed by the SNS Property Finance is mostly collateralized, SNS REAAL's exposure in the property market is substantial.

Furthermore, the results of REAAL Verzekeringen also depend on the actuarial assumptions that are applied such as mortality, lapse rate, profit sharing and guaranteed rates. These actuarial assumptions are in general based on estimates and statistical data that change over time, impacting the level of technical expenses and technical reserves. With REAAL Verzekeringen's current technical reserves, a small change in actuarial assumptions could already have a significant impact on the technical expenses.

SNS REAAL could suffer from the introduction of Basel II and Solvency II

On 26 June 2004 the Basel Committee on Banking Supervision of the Bank for International Settlements (**Basel Committee**) published new capital adequacy guidelines commonly known as Basel II (**Basel II**). Certain aspects of the capital adequacy standards pursuant to Basel II may potentially be refined. Basel II has been partially implemented in the Netherlands as of 1 January 2007. The remaining parts will be implemented as per 1 January 2008. The Basel II standards allow banks to use internal credit ratings to determine the amount of regulatory capital that must be maintained by a bank. In addition, the new standards introduce a capital charge for "operational risk". Implementation of the internal ratings-based approach envisaged by Basel II requires the application of sophisticated risk management techniques.

The implementation of Basel II will result in a capital relief for SNS Bank. However, the actual amount of capital to be relieved is dependent on the approval of the internal models by the DNB in Pillar I and conditional to supervisory review process under Pillar II (see "**SUPERVISION AND REGULATION -- Prudential supervision -- International regulation -- Basel II**"). The relative capital relief compared to SNS Bank's competitors might affect the ability to compete.

Furthermore, the final requirements pursuant to Solvency II are still not completely clear. The Solvency II project is a continuation of the work already initiated in the Solvency I project (which was aimed at revising and updating the EU solvency regime for insurance companies). Solvency II

has a much wider scope than Solvency I. (see "**SUPERVISION AND REGULATION -- International developments -- Solvency II**"). Solvency might lead to a significant additional cost for REAAL Verzekeringen with regard to the data management, the development of internal models and the implementation of advanced risk management techniques. Furthermore, it is yet unknown whether the Solvency II will induce a capital relief or an additional capital charge. It is also uncertain how Solvency II will affect SNS REAAL's competitive position.

SNS REAAL is exposed to the risk of ineffective systems and processes, and interruption, failure or breach thereof

SNS REAAL relies heavily on its operational processes and communication and information systems in particular to conduct its business. Even with the back-up recovery systems and contingency plans that are in place, the Company cannot assure that interruptions, failures or breaches in security of these processes and systems will not occur or, if they do occur, that they will be adequately addressed. Any such interruptions, failures or breaches, even for a limited period of time, could result in, for example:

- Interruptions in the services offered or information provided to customers, or inability to serve customers' needs in a timely fashion
- Interruptions or errors in SNS REAAL's management information and/or information reported to supervisory authorities
- SNS REAAL being unable to report accurate information in a timely manner and thus being in violation of applicable regulations
- Inability to identify in time or at all, inadequate, fraudulent, negligent and/or unauthorised dealings by SNS REAAL's employees or third parties, or telecommunication connection failures or hacking of SNS REAAL's website portal
- Considerable costs in terms of, for example, information retrieval and verification

SNS REAAL's business operations are also vulnerable to interruption from fire, flood, bomb threats, explosions or other forms of terrorist activity and natural and man-made disasters. The same may apply for third parties on which SNS REAAL depends. (See also "**SNS REAAL is exposed to the risk of catastrophic events, terrorist attacks and similar events**".) Furthermore, the Company cannot assure that interruptions, failures or breaches of SNS REAAL's communication and information systems as a result of external fraud will not occur or, if they do occur, that they will be adequately addressed.

SNS REAAL operates in an industry that is highly regulated. There could be an adverse change in the financial services laws and/or regulations governing SNS REAAL's business. There are frequent investigations by supervisory authorities, both into the industry and into SNS REAAL, which could result in governmental enforcement actions

SNS REAAL's business is regulated and supervised by several Dutch supervisory authorities. Laws and regulations applied at national level generally grant supervisory authorities broad administrative discretion over SNS REAAL's activities, including the power to limit or restrict business activities. It is possible that laws and regulations governing SNS REAAL's business or particular products and services could be amended or interpreted in a manner that is adverse to SNS REAAL, for example, to the extent that existing laws and regulations are amended or future laws and regulations are adopted that (a) reduce or restrict the sale of the products and services SNS REAAL offers, whether existing or new, or (b) negatively affect the performance of the products and services SNS REAAL offers, whether existing or new. SNS REAAL's revenues and costs, profitability and available or required regulatory capital could also be affected by an increase or change in the degree of regulation in any of the markets in which SNS REAAL operates, whether existing or new. Due to the increase of the regulatory burden and short implementation requirements, as well as the increasing complexity of the regulatory environment in which SNS REAAL operates, it will entail more costs to ensure that SNS REAAL is, and will continue to be, in compliance with all applicable laws and regulations at all times, to the

extent that the volume of regulation increases and the scope of the activities changes. As a result, SNS REAAL has incurred additional staffing and IT costs, which may be recurring.

Furthermore, laws and regulations grant supervisory authorities the authority to perform investigations into, among other things, the compliance with specific regulations by the industry and/or SNS REAAL. Such investigations into financial services groups, including SNS REAAL, are on-going. Current and future investigations by supervisory authorities, in particular in the context of, but not limited to, market conduct supervision, could result in sanctions in the event of it being found that SNS REAAL does not or does not fully comply with applicable laws and regulations (see also "**SNS REAAL is exposed to risks of damage to its reputation**"). The outcome of such investigations could require SNS REAAL to take costly measures. The outcome of such investigations by supervisory authorities could also result in changes in laws and regulations of the relevant supervisory authority in a manner that is adverse to SNS REAAL, which could, as indicated above, among other things, reduce or restrict the sale of the products and services SNS REAAL offers, whether existing or new, or negatively affect the performance of the products and services SNS REAAL offers, whether existing or new.

The general trend in Dutch regulation is to hold financial institutions to increasingly stricter and detailed standards concerning their duty of care to their customers. This affects SNS Bank particularly on requirements to assess the suitability of mortgage products for customers, and REAAL Verzekeringen on rules regarding the sale of unit-linked policies.

If SNS REAAL would be in breach of any existing or new laws or regulations now or in the future, SNS REAAL is exposed to the risk of intervention by regulatory authorities, including investigation and surveillance, and judicial or administrative proceedings. In addition, SNS REAAL's reputation could suffer and SNS REAAL could be fined or prohibited from engaging in some of its business activities or be sued by customers if it does not comply with applicable laws or regulations (see also "**SNS REAAL is exposed to risks of damage to its reputation**").

SNS REAAL is exposed to the risk of changes in tax laws or the interpretation thereof

SNS REAAL could suffer from changes in tax laws or the interpretation thereof, changes in rates of taxation, or the withdrawal of existing tax rulings by relevant regulators and authorities. For example, any further limitation or abolition of the tax-deductibility of residential mortgage interest in the Netherlands could significantly affect the financial position of Dutch households, the Dutch residential housing market and the Dutch residential mortgage market, therefore potentially negatively affecting the demand for SNS REAAL's products and services.

SNS REAAL's current application of IFRS may differ from market practice in the future

Until 31 December 2004 SNS REAAL prepared its consolidated financial statements in accordance with accounting principles generally accepted in the Netherlands. With effect from 2005, all companies incorporated in and listed on a stock exchange in the European Union (**EU**) must apply IFRS to their consolidated financial statements. As SNS REAAL was required to include restated comparative figures for the year ending 31 December 2004 in its consolidated financial statements for the year ended 31 December 2005, its consolidated balance sheet as at 31 December 2004 effectively needed to comply with the requirements of IFRS. SNS REAAL decided to use the option to provide restated comparative information for 2004, excluding IFRS 4, International Accounting Standards (**IAS**) 32 and IAS 39. The adoption of IFRS affects most of SNS REAAL's consolidated balance sheet items and has a material impact on the manner in which SNS REAAL accounts for certain items such as pensions and derivatives. In addition, as IFRS prescribes that certain financial assets and liabilities are valued at fair value (unlike accounting principles generally accepted in the Netherlands), this has an impact on SNS REAAL's consolidated profit and loss account. As a consequence, SNS REAAL's results of operations and shareholders' equity may become more volatile as a result of the adoption of IFRS. The impact which the full adoption of IFRS has on SNS REAAL is dependent on many factors, including future events, and as such is uncertain. In addition, the preparation of the consolidated financial statements in accordance with IFRS makes it more difficult to compare the figures published before the implementation of IFRS with those published thereafter.

Notwithstanding SNS REAAL's current assessment of the impact of IFRS, the actual impact of IFRS may differ from that anticipated. Furthermore, in view of the recent implementation of IFRS, no market practice has yet developed in the Netherlands with regard to reporting under IFRS. Once such market practice has developed, hindsight may show that SNS REAAL, although SNS REAAL reported in line with the requirements of IFRS, did not previously follow such market practice. With regard to the second phase of the introduction of IFRS see "**SNS REAAL is exposed to movements and changes in factors such as interest rates, capital markets, property markets and actuarial assumptions which could result in volatility**".

SNS REAAL is exposed to legal risks that may arise in the conduct of SNS REAAL's business and the outcome of related legal claims may be difficult to predict

SNS REAAL faces significant legal risks in the conduct of its business. In the Netherlands, the number and size of claims that are the subject of litigation, regulatory proceedings and other adversarial proceedings (including, without limitation, class actions) against financial institutions are increasing. These legal risks could potentially involve, but are not limited to, disputes over the terms of transactions in which SNS REAAL acts as principal, intermediary or otherwise, disputes concerning the adequacy or enforceability of documents relating to SNS REAAL's products or services or transactions entered into by SNS REAAL, disputes regarding the terms and conditions of complex arrangements and products, disputes regarding the independence of SNS REAAL's research, and irregularities with regard to the sale of structured products and services. Increasingly financial institutions are also held liable by customers for actions of intermediaries even if there has been little to no control over their actions. SNS REAAL faces risks relating to investment and mortgage suitability determinations, disclosure obligations, performance expectations, and compliance with applicable laws and regulations with respect to the products and services it provides, which could lead to significant losses or reputational damage. Companies in SNS REAAL's industry are increasingly exposed to collective claims (with or without merit) from groups of customers or consumer organisations seeking damages of unspecified or indeterminate amounts or involving novel legal claims. These risks are often difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time. It is inherently difficult to predict the outcome of many of the either pending or future claims, regulatory proceedings and other adversarial proceedings involving SNS REAAL, particularly those cases in which the matters are brought on behalf of various groups of claimants, seeking damages of unspecified or indeterminate amounts or involving novel legal claims.

One of the most important products of REAAL Verzekeringen are unit-linked policies (*beleggingsverzekeringen).* SNS Bank has also acted as an intermediary for third party insurers and REAAL Verzekeringen in selling unit-linked policies. In 2006, the AFM has issued a report on these products generally in which it concludes that these types of insurances are relatively expensive and that the information about costs is in many cases incomplete, inadequate and sometimes incorrect. There have been press reports on the preparation of class actions against certain insurers and some civil law suits are currently pending (although none against REAAL Verzekeringen). The Dutch government is seeking to avoid a wave of class actions against insurers, and steering towards an industry-wide settlement. At present it cannot be predicted what the outcome would be. However, there is a chance that any such outcome will ultimately have material negative consequences for REAAL Verzekeringen's business and future performance. REAAL Verzekeringen's future business performance may not only be affected by direct losses ultimately incurred by REAAL Verzekeringen in connection with unit-linked insurance products sold in the past, but may also be affected as a result of any decreasing sales volumes of unit-linked insurance products. Given the present uncertainties on the outcome of this matter, SNS REAAL has not made any provisions. The government has also announced new regulation on the topic, which may set standards that Dutch courts may apply to previously sold policies.

Given that AXA NL Combined has also been active in the market as seller of unit-linked insurance products, the above factors also apply in relation to AXA NL Combined. For similar reasons, AXA NL Combined has not made any provisions.

SNS REAAL is exposed to risks of employee misconduct

SNS REAAL, as a financial institution, handles large amounts of money, customer data and privileged information and is therefore highly dependent on the honesty and integrity of its employees. In addition, regulation relating to financial abuse, including money laundering and funding of activities that could be considered to be terrorist activities, has become considerably stricter in many jurisdictions, with effects that are increasingly severe for financial institutions. As a consequence, it is becoming increasingly important that SNS REAAL's employees adhere to the policies it imposes as a result of these regulations. SNS REAAL faces a risk of loss due to errors, negligent behaviour, lack of knowledge or wilful violation of rules and regulations by its employees. Misconduct by employees could include binding SNS REAAL to transactions that exceed authorised limits or present unacceptable risks, or hiding from it unauthorised or unsuccessful activities, which, in either case, could result in unknown and unmanaged risks and losses. Employee misconduct could also involve the improper use or disclosure of confidential information, which could result in regulatory sanctions and serious financial losses. Employee misconduct in any form could also result in significant damage to SNS REAAL's reputation, which could in turn hinder SNS REAAL's ability to retain existing customers or compete for new business. It is not always possible to deter and detect employee misconduct, and the precautions SNS REAAL takes to prevent and detect this activity (such as pre- and in-employment screening) may not be effective in all cases.

SNS REAAL is exposed to risks of damage to its reputation

SNS REAAL is exposed to the risk that, among other things, litigation, employee misconduct, operational failures, outcome of current and future investigations by regulatory authorities and press speculation and the possible negative publicity resulting thereof, whether or not founded, will harm SNS REAAL's reputation. SNS REAAL's reputation could also be harmed if products or services recommended by SNS REAAL do not perform as expected, for example in relation to unit-linked insurance products and endowment mortgage products.

Negative publicity could, for example, be based on allegations that SNS REAAL does not or does not fully comply with regulatory requirements or anti-money laundering rules, or could result from negative publicity about a third party linked to SNS REAAL (such as an intermediary or a partner) or about politically exposed persons in SNS REAAL's customer base. Furthermore, negative publicity could result from failures in SNS REAAL's information technology systems, loss of customer data or confidential information, or failure in SNS REAAL's risk management procedures. Negative publicity could also, but not exclusively, result from any misconduct or malpractice relating to intermediaries, business promoters or third party managers linked to SNS REAAL.

Any resulting damage to SNS REAAL's reputation, in particular with a view to SNS REAAL's focus on retail and SME clients and the concentration of its business in the Netherlands, could cause disproportionate damage to SNS REAAL's business, regardless whether the negative publicity is factually accurate. Negative publicity could also be repeated by third parties, which could damage SNS REAAL's reputation further.

Any damage to SNS REAAL's reputation could cause existing customers to withdraw their business from SNS REAAL and potential customers to be reluctant or elect not to do business with SNS REAAL. Furthermore, negative publicity could result in greater regulatory scrutiny and influence market or rating agency perception of SNS REAAL, which may make it more difficult for SNS REAAL to maintain its credit rating (see "**SNS REAAL is exposed to the risk of a downgrade of any of the Company's or SNS Bank's credit ratings**").

SNS REAAL is subject to currency-related risks

Currency risk exposure affects SNS REAAL's funding of its operations and part of its investment portfolio. To the extent these are not hedged, SNS REAAL is exposed to certain currency fluctuations between the euro and the US dollar in particular, as well as other currencies, such as the Japanese yen, pound sterling and Australian dollar. SNS REAAL's reporting currency is the euro. Non-euro income and expense items are translated into euro for consolidation of SNS REAAL's

profit and loss statement, on the basis of average exchange rates during the period. For the purposes of the Company's consolidated balance sheet, SNS REAAL converts non-euro denominated assets and liabilities into euro at the exchange rate prevailing at the balance sheet date.

SNS REAAL is exposed to the risk of catastrophic events, terrorist attacks and similar events

Catastrophic events, terrorist attacks and similar events, as well as the responses thereto could create economic and political uncertainties, which could have a negative impact on the economic conditions under which SNS REAAL operates.

Some of the insurance products of SNS REAAL could be affected by major (catastrophic) events. For example, some weather-related events could result in substantial cumulative claims in the non-life business of SNS REAAL. The life-insurance business of SNS REAAL could be affected by catastrophic events, such as major incidents (for example, a plane crash or fire in a shopping-mall) or a pandemic. Further, the geographic concentration in certain parts of the Netherlands of insured assets could increase the economic and financial impact of claims arising from catastrophic events.

The performance of SNS REAAL depends on its ability to accurately price its products and services

The results of operations and financial condition of SNS REAAL depend, among other things, on its ability to set rates and prices accurately. Rate adequacy is necessary to generate sufficient premiums to pay losses and expenses and to earn profits on income.

SNS REAAL's ability to price its products and services accurately is subject to a number of uncertainties. As a result, rates and prices of products and services may be determined on the basis of inadequate or inaccurate data or inappropriate analyses, assumptions or methodologies. If SNS REAAL fails to establish adequate rates and prices for its products and services, its revenues could decline while its expenses increase resulting in proportionately greater losses.

Reinsurance may not be available or sufficient to protect REAAL Verzekeringen against losses and REAAL Verzekeringen could incur losses due to the inability of its reinsurers to meet their obligations

REAAL Verzekeringen follows the insurance industry practice of reinsuring a portion of the risks it underwrites, to help manage its risk exposure. To the extent the underlying conditions of an insured risk change, the reinsurance coverage of REAAL Verzekeringen could no longer be adequate and REAAL Verzekeringen could be exposed to losses.

REAAL Verzekeringen remains subject to credit risk with respect to its ability to recover amounts due from its reinsurers.

REAAL Verzekeringen may be unable to procure replacement cover for any reinsurance agreements terminated at rates equivalent to those of the terminated cover, due to changes in market conditions. REAAL Verzekeringen therefore is exposed to the risk that reinsurance cover could become more expensive.

The insurance business of SNS REAAL is subject to risks concerning the adequacy of its technical provisions

The insurance business of SNS REAAL is subject to risks that have their impact on the adequacy of its technical provisions. These provisions relate to the ability to meet policyholders' rights. Depending on the actual realisation of the future liabilities of insurance companies within SNS REAAL, the current technical provisions may prove to be inadequate.

SNS REAAL bases the technical provisions for the insurance business on actuarial practices and assumptions. For the life insurance business of SNS REAAL these practices and assumptions typically include the assessment of mortality rates and their observed trends, as well as (guaranteed) interest rates. Other factors SNS REAAL takes into account when assessing its

technical provisions relate, among other things, to policy holder bonus rates and profit sharing. SNS REAAL's (actuarial) practices and assumptions for its non-life insurance business include disability and recovery rates and their trends, development of future wage-indices and wage-related claim payments and also court rulings in individual claim cases.

If future events or the effects thereof do not fall within or correspond with any such practices, assumptions, factors or assessments, for example if the actual future mortality rates deviate from those projected, the technical provisions could be inadequate.

Furthermore, additional losses, of which SNS REAAL cannot foresee the type or magnitude, may emerge in the future. These losses could, for example, arise from changes in the legal environment, major medical developments, or catastrophic events (see "**SNS REAAL is exposed to the risk of catastrophic events, terrorist attacks and similar events**"). Also, AXA NL Combined has underwritten some industrial risks, such as product liability for certain tobacco companies, where the likelihood of occurring and therefore the adequacy of the technical reserve, is difficult to assess.

The business of SNS REAAL is subject to credit risk

SNS REAAL is exposed to general credit risk, for example, SNS Bank is exposed to the credit risk of borrowers. Third parties that owe SNS REAAL money, securities or other assets may not pay or perform under their obligations. These parties include customers (such as borrowers under loans granted), issuers of securities held by any entity within SNS REAAL, trading counterparties, counterparties under swaps and credit and other derivative contracts, clearing agents, exchanges, clearing houses and other financial intermediaries. These parties may default on their obligations to SNS REAAL due to bankruptcy, lack of liquidity, downturns in the economy or real estate values, operational failure or other reasons. See "**RISK MANAGEMENT**". If future events or the effects thereof do not fall within any of the assumptions, factors or assessments used by SNS REAAL to determine its credit provisions, these provisions could be inadequate.

SNS Bank recognises various types of credit risk, most of which are in respect of mortgage-backed loans. Of these, the bulk is in respect of mortgages on residential properties, being 80% of the total loan book. Resulting from the acquisition of Bouwfonds Property Finance's portfolio, there has been greater focus on commercial property financing, which carries a higher average risk profile but also creates more diversity in the overall portfolio. The credit portfolio of SNS Property Finance comprises 36% project finance and 64% investment finance and financial lease. 77% of the loans have been extended to the Dutch SME market and 23% have been extended internationally. This credit risk of SNS Property Finance is compensated by higher margins compared to the retail mortgages, and the loans of SNS Property Finance are often collateralised.

A significant portion of SNS REAAL's business relates to SNS REAAL's dealings with third parties

A significant portion of SNS REAAL's business relates to products and services which SNS REAAL offers in cooperation with third parties or in relation to which SNS REAAL depends on third parties, for example for the distribution of such products and services. SNS REAAL cannot assure that these third parties will continue their cooperation with SNS REAAL, that the relationships with these third parties will continue to be beneficial or that SNS REAAL will be able to sustain its ability to successfully develop and market the products and services which are developed together with third parties.

Negative publicity about these third parties, whether or not founded, could also harm SNS REAAL's reputation (see also "**SNS REAAL's extensive network of intermediaries is its most important distribution channel and SNS REAAL may be unable to maintain a competitive distribution network**" and "**SNS REAAL is exposed to risks of damage to its reputation**").

SNS REAAL may be exposed to failures in its risk management systems

SNS REAAL invests substantial time and effort in its strategies and procedures for managing not only credit risk, but also other risks, such as strategic risk, market risk, underwriting risk, liquidity

risk, operational risk and conduct of business risk. These strategies and procedures could nonetheless fail or not be fully effective under some circumstances, particularly if SNS REAAL is confronted with risks that it has not fully or adequately identified or anticipated. Some of SNS REAAL's methods for managing risk are based upon observations of historical market behaviour. Statistical techniques are applied to these observations in order to arrive at quantifications of some of SNS REAAL's risk exposures. These statistical methods may not accurately quantify SNS REAAL's risk exposure if circumstances arise which were not observed in SNS REAAL's historical data. For example, as SNS REAAL offers new products or services, the historical data may be incomplete or not accurate for such new products or services. As SNS REAAL gains more experience it may need to make additional provisions. See "**RISK MANAGEMENT**" for a description of SNS REAAL's risk management policies.

If circumstances arise that SNS REAAL did not identify, anticipate or correctly evaluate in developing its statistical models, SNS REAAL's losses could be greater than the maximum losses envisaged by SNS REAAL. Furthermore, the quantifications do not take all risks or market conditions into account. If the measures used to assess and mitigate risk prove insufficient, SNS REAAL may experience unanticipated losses.

SNS REAAL is exposed to the risk of a loss of SNS REAAL's management team and key employees

SNS REAAL's future success depends in part on having a capable management team. Losing the services of one or more members of the management team could adversely affect SNS REAAL. The implementation and execution of SNS REAAL's strategic plans depend in part on the continued availability of key qualified personnel, throughout SNS REAAL. No assurance can be given that SNS REAAL will be successful in the future in attracting and retaining, on acceptable terms, such personnel.

SNS REAAL could fail to effectively identify or execute strategic acquisitions, joint ventures, partnerships, investments or divestments, and if such transactions are pursued, SNS REAAL could fail to successfully implement and exploit them or realise anticipated benefits in a timely manner

SNS REAAL could selectively pursue opportunities to acquire, form joint ventures with or enter into partnerships in respect of or make investments in businesses, products, technologies or innovations which complement SNS REAAL's business and growth strategy. Divestments may also be beneficial for SNS REAAL's business, focus and growth strategy. SNS REAAL may not be able to identify suitable candidates for such acquisitions, joint ventures, partnerships, investments or divestments, or if SNS REAAL does identify suitable candidates, it may not be able to complete any transaction on acceptable terms, or at all. Any acquisitions, joint ventures, partnerships, investments or divestments by SNS REAAL could entail risks, such as:

- Difficulties in realising cost, revenue or other anticipated benefits from the acquired entity, the joint venture, partnership, investment or divestment, including the loss of key employees from the acquired entity, the joint venture, partnership, investment or divestment
- Costs of executing the acquisition, joint venture, partnership, investment or divestment, both in terms of capital expenditure and increased management attention
- Potential for undermining SNS REAAL's growth strategy, SNS REAAL's relationship with customers, intermediaries and/or partners or other elements critical to the success of SNS REAAL's business
- Liabilities or losses resulting from SNS REAAL's control of the acquired entity, participation in the joint venture or partnership, investment or divestment
- Liabilities or losses resulting from claims under guarantees, representations and warranties, and/or indemnities given by SNS REAAL to its counterparties in relation to an acquisition, joint venture, partnership, investment or divestment

- Difficulties in integrating an acquired business in SNS REAAL's business or realising cost reductions from such integration

Risks relating to the Acquisition

The Company could fail in acquiring AXA NL Combined

The Company has signed a binding memorandum of understanding on 3 June 2007 in relation to the Acquisition. Completion of the Acquisition depends on approval by DNB and by the Dutch competition authority (*Nederlandse Mededingingsautoriteit*). If these conditions have not been fulfilled or waived on or before 31 December 2007, the Acquisition may not proceed to completion and the Company will not acquire the shares in AXA NL Combined. If the Acquisition fails to complete, the net proceeds of this offering will be returned to shareholders, which may give rise to costs and tax claims.

The Company is exposed to integration risk

The rationale of the Acquisition is amongst other reasons cost savings as a result of the integration of AXA NL and Winterthur NL into SNS REAAL (DBV NL will continue to operate largely independently). These cost savings will not materialise if SNS REAAL will not be able to execute this integration as planned. Therefore SNS REAAL is exposed to a substantial integration risk.

The Company currently expects the Acquisition to deliver substantial fully phased pre-tax cost synergies of €50 million per annum as of 2011. The level of realised synergies will however depend on the Company's ability to integrate AXA NL and Winterthur NL without disruption to their and SNS REAAL's existing business and to realise cost reductions from such integration and the actual amount of the restructuring cost which may exceed current estimates.

The success of the Acquisition will to a certain extent depend on the successful integration and motivation of personnel at AXA NL and Winterthur NL. It is possible that the failure to retain or hire certain individuals or qualified personnel will affect the ability of management to integrate AXA NL and Winterthur NL successfully into SNS REAAL. Any failure or delay in the integration could lead to synergies not being realised and result in loss of profit.

It is possible that additional transaction and restructuring costs or future operating expenses could arise. These difficulties may arise because of, among other things, inconsistencies in standards, IT-systems, controls, procedures and policies, business cultures and compensation structures or may arise from the harmonisation of various business-specific operating procedures and systems, as well as the accounting, information and other systems. As a result of such integration, SNS REAAL may also need to obtain new registrations, certifications, licences and approvals.

SNS REAAL may fail to integrate the acquired businesses

The integration by AXA S.A. of the acquired businesses has not yet been completed because Winterthur NL and DBV NL were only recently acquired. As a result, they have operated largely on a stand-alone basis to date. Any failure to successfully integrate Winterthur NL could lead to a potential loss of customers and/or key employees. This in turn could have a material adverse effect on SNS REAAL.

The due diligence in respect of AXA NL Combined may not have revealed all relevant facts to us

Unexpected risks or liabilities relating to AXA NL Combined which may exist were not identified in the due diligence investigation. As a result, it is difficult for SNS REAAL to quantify or assess the level of risks applying to AXA NL Combined, e.g. on the adequacy of technical reserves. Should any such risks or liabilities exist they may have a material adverse effect on SNS REAAL.

The change of control of AXA NL Combined may negatively affect its business

If SNS REAAL acquires AXA NL Combined, its intermediaries and customers may cease doing business with it. This may be for reasons relating to SNS REAAL or to that customer or intermediary. This may negatively affect AXA NL Combined's results.

AXA NL non-life insurance business derives a major part of its revenues from one intermediary group

AXA NL generates approximately 30% of its revenues from activities in the non-life insurance sector via one intermediary group. This group is owned by a competitor of the Company. There can be no assurance that this relationship will endure which may expose AXA NL's non-life premium income.

Risks relating to the Ordinary Shares and the offering

If closing of the offering does not take place on the Settlement Date or at all, subscriptions for the Shares will be disregarded and Euronext Amsterdam may cancel transactions that have occurred

Application has been made to list the new Ordinary Shares on Eurolist by Euronext under the existing symbol "SR". The Company expects that the new Ordinary Shares will be admitted to listing and that trading in such shares will commence prior to the closing of the offering on the Settlement Date. Subject to acceleration or extension of the timetable for the offering, the Settlement Date, on which the closing of the offering is scheduled to take place, is expected to occur on or about 26 June 2007. The closing of the offering may not take place on the Settlement Date or at all if certain conditions or events referred to in the Underwriting Agreement are not satisfied or waived or occur on or prior to such date (see "**SUBSCRIPTION AND SALE**"). Such conditions include the receipt of officers' certificates and legal opinions and such events include the suspension of trading on Euronext Amsterdam or a material adverse change in the Company's financial condition or business affairs or in the financial markets. If closing of the offering does not take place on the Settlement Date or at all, the offering will be withdrawn, all subscriptions for the Shares will be disregarded, any allotments made will be deemed not to have been made, any subscription payments made will be returned without interest or other compensation and transactions on Euronext Amsterdam will be annulled.

The Selling Shareholder owns a substantial majority of the Ordinary Shares and thus is able to exercise substantial influence on SNS REAAL

The Selling Shareholder owns approximately 65.5% of the Ordinary Shares. After this offering the Selling Shareholder will still be a majority shareholder. Two members of the Selling Shareholder's board are also members of the Supervisory Board. The Selling Shareholder is thus able to exercise substantial influence on SNS REAAL, and conversely the investors' influence will be limited. The Selling Shareholder has the ability to exercise substantial influence over the election and removal of members of the executive board and the Supervisory Board. The Selling Shareholder has sufficient voting power to, among other things, delay, deter or prevent a change of control, which could deprive investors of an opportunity to earn a premium for the resale of Ordinary Shares.

Future sales, or the possibility of future sales, of a substantial number of the Ordinary Shares could depress the price of the Ordinary Shares

Future sales of the Ordinary Shares, or the perception that such sales will occur, could cause a decline in the market price of the Ordinary Shares.

The Company cannot predict whether substantial numbers of the Ordinary Shares will be sold in the open market. In particular, the Selling Shareholder may reduce its holdings of the Ordinary Shares (see "**SELLING SHAREHOLDER -- Lock-up**"). Any sale of a substantial number of the Ordinary Shares, or the perception that such sales could occur, could materially and adversely affect the market price of the Ordinary Shares and could also impede the Company's ability to raise capital through the issue of equity securities in the future.

The Company may require additional capital in the future, which may not be available to it. Future financing to provide this capital may dilute an investor's shareholding in the Company

The Company may raise capital in the future through public or private debt or equity financings by SNS REAAL by issuing additional Ordinary Shares or other shares, debt or equity securities

convertible into Ordinary Shares, or rights to acquire these securities, and exclude the pre-emption rights pertaining to the then outstanding Ordinary Shares. Any additional capital raised through the issue of additional Ordinary Shares may dilute an investor's shareholding interest in the Company. Furthermore, any additional financing SNS REAAL may need, may not be available on terms favourable to SNS REAAL or at all, which could adversely affect SNS REAAL's future plans.

If securities or industry analysts do not publish research or reports about SNS REAAL's business, or if they change their recommendations regarding the Ordinary Shares adversely, the market price and trading volume of the Ordinary Shares could decline

The trading market for the Ordinary Shares will be influenced by the research and reports that securities or industry analysts publish about SNS REAAL. If one or more of the analysts who cover SNS REAAL, or the industry in which it operates, downgrade the Ordinary Shares, the market price of the Ordinary Shares would be likely to decline. If one or more of these analysts ceases coverage of SNS REAAL or fails to regularly publish reports on SNS REAAL, SNS REAAL could lose visibility in the financial markets, which could cause the market price of the Ordinary Shares or trading volume to decline.

The Company may not be able to pay dividends in the future

The Company's results could fluctuate and the Company's ability to pay dividends may be dependent on the Company achieving sufficient profits. The Company may not pay dividends if it believes that this would cause the Company to be less than adequately capitalised. The payment of dividends is further subject to regulatory, legal and financial restrictions. If dividends are not paid in the future, capital appreciation, if any, of the Ordinary Shares would be an investor's sole source of gains. See "**DIVIDENDS AND DIVIDEND POLICY**".

Holders of Ordinary Shares outside the Netherlands may not be able to exercise pre-emption rights in future offerings

In the event of an increase in the Company's share capital, holders of Ordinary Shares are generally entitled to full pre-emption rights unless these rights are excluded either by a resolution of the General Meeting, or by a resolution of the Executive Board (if the Executive Board has been designated by the General Meeting for this purpose). See "**DESCRIPTION OF SHARE CAPITAL AND CORPORATE STRUCTURE -- Share capital -- Pre-emption rights**". In particular, certain holders of Ordinary Shares outside the Netherlands may not be able to exercise pre-emption rights unless local securities laws have been complied with.

Certain Notices To Investors

No person is or has been authorised to give any information or to make any representation in connection with this offering, other than as contained in this prospectus, and, if given or made, any other information or representation must not be relied upon as having been authorised by the Company, the Selling Shareholder, or the Underwriters. The delivery of this prospectus at any time after the date hereof will not, under any circumstances, create any implication that there has been no change in the Company's affairs since the date hereof or that the information set forth in this prospectus is correct as of any time since its date.

The Company accepts responsibility for the information contained in this prospectus excluding the section "**SELLING SHAREHOLDER**". The Selling Shareholder accepts responsibility for the information contained in the sections "**USE OF PROCEEDS**" and "**SELLING SHAREHOLDER**" and, to the extent relating to the Selling Shareholder, the section "**CORPORATE GOVERNANCE**". Each of the Company and the Selling Shareholder declares that, having taken all reasonable care to ensure that such is the case, the information contained in this prospectus is, to the best of its knowledge, in accordance with the facts and contains no omission likely to affect its import. Potential investors should not assume that the information in this prospectus is accurate as of any other date than the Publication Date.

Presentation of financial and other information

The consolidated financial information for the years 2005 and 2006 of SNS REAAL was prepared in accordance with IFRS including IFRS 4, IAS 32 and 39. For comparison purposes, the financial information of SNS REAAL for the year 2004 was restated under IFRS, but excluding, as permitted, IFRS 4, IAS 32 and 39 (which deal with financial instruments and insurance contracts).

The Company has implemented IFRS with retroactive effect using the following transitional provisions:

- Goodwill is capitalised for acquisitions which took place after 1 January 2004. Goodwill on acquisitions which took place before this date was charged to equity.
- Hedge accounting is used for hedges which meet the hedge accounting criteria of IAS 39 as of 1 January 2005
- Unrecognised actuarial losses on pensions and other post-retirement employee benefits were charged to equity as of 1 January 2004

The consolidated financial information in this prospectus is extracted from the consolidated financial statements of SNS REAAL, and comparative figures, and notes thereto that have been audited by KPMG Accountants N.V. (**KPMG**), independent auditors. See "**FINANCIAL INFORMATION**".

Certain figures contained in this prospectus, including financial information, have been subject to rounding adjustments. Accordingly, in certain instances the sum of the numbers in a column or a row in tables contained in this prospectus may not conform exactly to the total figure given for that column or row.

All references in this prospectus to "euro", "EUR" or "€" are to the currency introduced at the start of the third stage of the Economic and Monetary Union, pursuant to the Treaty establishing the European Economic Community, as amended by the Treaty on the EU. All references to "pounds sterling" or "£" are to the lawful currency of the United Kingdom. All references to "US dollar" or "US$" are to the lawful currency of the United States. All references to "Australian dollar" or "A$" are to the lawful currency of Australia. All references to "Japanese yen" or "Yen" are to the lawful currency of Japan.

In this prospectus, unless otherwise indicated, a reference to a market (for example a market share in relation to a particular activity or product), is to the market (relating to such activity or product) within the Netherlands.

Forward-looking statements

This prospectus contains forward-looking statements, including statements about the Company's beliefs, expectations, and targets. The forward-looking statements include, without limitation, statements relating to:

- future developments in the financial services industry in The Netherlands;
- the industry regulatory environment as well as the industry outlook generally;
- the amount and nature of, and potential for, future development of SNS REAAL's business;
- the synergies targeted in the Acquisition and the expected benefits from the Acquisition;
- the Company's business strategy, financial targets and plan of operation;
- the prospective financial information regarding SNS REAAL's business and the information in section "**OPERATING AND FINANCIAL REVIEW -- Current Trading and Outlook**";
- the Company's dividend policy;
- information regarding the Company's technical reserves and embedded value.

These statements are based on the Company's current plans, estimates and projections, as well as the Company's expectations of external conditions and events. In particular the words "expect", "anticipate", "estimate", "may", "should", "believe", "intend", "plan", "aim", "could", "will", "potential", and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and speak only as of the date they are made. None of the financial targets are intended as a profit forecast nor as an implied expression as to the likelihood that those targets will be achieved. The Company undertakes no duty to and will not necessarily update any of them in light of new information or future events, except to the extent required by applicable law. The Company cautions investors that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements. These factors include, but are not limited to those discussed under "**RISK FACTORS**".

Embedded value

In order to provide investors with an additional tool to understand SNS REAAL's economic value and business results, this prospectus includes information regarding REAAL Verzekeringen's embedded value. In addition, embedded value of AXA NL, Winterthur NL and DBV NL is included. The accounting policies, underlying embedded value models and economic and operational assumptions of AXA NL, Winterthur NL and DBV NL are not consistent with SNS REAAL's policies, models and assumptions.

The embedded value measures are based on a discounted cash flow valuation determined using commonly applied actuarial methodologies. The embedded value as applied by SNS REAAL is based on the European Embedded Value Principles. The embedded value as applied by AXA NL, Winterthur NL and DBV NL is based on the market consistent embedded value methodology. Because of the technical complexity involved in embedded value calculations and the fact that embedded value estimates vary materially as key assumptions are changed, special care should be used when interpreting embedded value results.

Embedded value is an actuarially determined estimate of the economic value of the life insurance business of an insurance company based on a particular set of assumptions as to future experience, excluding any economic value attributable to any future new business. The Company believes that reporting the embedded value provides useful information to investors, in that it reports the total amount of distributable income, in present value terms, that is expected to emerge over time, in accordance with the assumptions used, from business already sold and still in force. Since actual market value is determined by investors based on a variety of information available to them and their own investment criteria, embedded value should not be construed to be a direct reflection of actual market value. In particular, embedded value does not include the potential contribution arising from new business to be issued in the future which will depend on,

among other things, the prospects for the life insurance market in the Netherlands, the future position of REAAL Verzekeringen and AXA NL Combined in that market and the profitability of new business issued in the future.

Underwriters' dealings

In connection with the offering, each of the Underwriters and any of their respective affiliates acting as an investor for its or their own account(s) may subscribe for or purchase Shares and, in that capacity, may retain, purchase, sell, offer to sell or otherwise deal for its or their own account(s) in such Shares, any other securities of the Company or other related investments in connection with the offering or otherwise. Accordingly, references in this document to Shares being issued, offered, subscribed or otherwise dealt with should be read as including any issue or offer to, or subscription or dealing by the Underwriters and any of their affiliates acting as an investor for its or their own account(s).

Market and industry data

Market data and other statistical data used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms or other published independent sources. These include the AM Jaarboek, Land Registry (*Kadaster*), reports prepared by the European Banking Federation, DNB, CBS, Moody's, Swiss Re and others. Some data is also based on good faith estimates of the Company, which are derived from the Company's review of internal surveys, as well as independent sources referred to above. Although the Company believes that these sources are reliable, it has not verified the information independently and cannot guarantee its accuracy and completeness. Unless otherwise stated, market growth data herein is based on published independent sources.

The information in this prospectus that has been sourced from third parties has been accurately reproduced and, as far as the Company is aware and able to ascertain from the information published by that third party, no facts have been omitted which would render the reproduced information inaccurate or misleading.

In this prospectus, certain statements are made regarding SNS REAAL's competitive position and market leadership. The Company believes these statements to be true based on market data and industry statistics regarding the competitive position of certain of SNS REAAL's competitors.

Use Of Proceeds

The Company

The Company estimates receiving approximately €340 million from this offering, after deduction of the estimated expenses and commissions and applicable taxes (if any) payable by it. Expenses and commissions will be born by the Company and the Selling Shareholder in proportion to the proceeds received from the offering.

The Company will use the net proceeds to partly fund the purchase price payable in respect of the Acquisition. If the Acquisition fails to complete, the net proceeds of this offering will be returned to shareholders.

The Company will not receive any proceeds from the sale of the existing Ordinary Shares in the offering, the net amount of which will be received by the Selling Shareholder. Furthermore, if the Over-Allotment Option is exercised, the net proceeds from the sale of the Additional Shares will be received by the Selling Shareholder.

The Selling Shareholder

The Selling Shareholder estimates receiving approximately €243 million from the offering of the existing Ordinary Shares after deduction of the estimated expenses and commissions and applicable taxes (if any) payable by it, based on an offer size of €250 million existing Ordinary Shares (including the Over-Allotment Option).

The proceeds received by the Selling Shareholder will be at the disposition of the Selling Shareholder. See also "**SELLING SHAREHOLDER**".

The Acquisition

Introduction

On 3 June 2007, SNS REAAL and AXA S.A. have entered into a binding memorandum of understanding to acquire AXA NL, Winterthur NL and DBV NL for a cash consideration of €1,750 million. AXA NL, Winterthur NL and DBV NL comprise the Dutch operations of the French global insurance company AXA S.A.

The consolidated financial information of AXA NL Combined presented in this section is derived from the section "**UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION**" and should be read in conjunction with that section.

Rationale of the Acquisition

The Acquisition fits within SNS REAAL's acquisition strategy and provides an excellent strategic fit for SNS REAAL as it will significantly strengthen REAAL Verzekeringen by:

- Nearly doubling its market share in the overall Dutch insurance market;
- Significantly improving its distribution power, including in key growth areas such as disability, pensions and SME; and
- Providing substantial scope to increase operational efficiency/economies of scale.

After the Acquisition SNS REAAL will be a leading player in the total Dutch insurance market with a market share of 9.2% (excluding health insurance). SNS REAAL's market share in the life insurance market will increase from 6.0% to 10.8%. Its market share in the non-life insurance market will increase from 3.6% to 6.0% (excluding health insurance). The combination of SNS REAAL and AXA NL Combined will be particularly strong in the individual life market segment where it will become the third largest player with an increased market share from 7.8% to 14.1%.[1]

Both AXA NL Combined and SNS REAAL distribute their products predominantly via intermediaries. AXA NL Combined provides good access to the high end segment of the Dutch intermediary market. SNS REAAL will also benefit from AXA NL Combined's strong position in the market for underwriting agents, where it will become a leading player.

SNS REAAL and AXA NL Combined have complementary strengths. Sharing of best practices, for instance in back-offices, ICT and sales & marketing will increase the overall operational efficiency. The Acquisition will allow SNS REAAL to make effective use of its scalabe ICT systems. The integration and related cost synergies, as discussed below, are also expected to significantly contribute to the overall operational efficiency.

The Acquisition will further diversify SNS REAAL's business mix and will increase the relative size of its insurance operations.

In addition to the strong strategic fit, the transaction is financially attractive as SNS REAAL expects to deliver substantial fully phased pre-tax cost synergies of €50 million per annum as of 2011. It will enable effective use of current excess capital within SNS REAAL. The Acquisition is expected to be EPS accretive as of 2008, generate a return on investment above cost of capital and contribute to SNS REAAL's ROE.

The importance of non-life and more specifically the SME segment within SNS REAAL will increase. AXA NL Combined's disability and individual life products are an important contribution for SNS REAAL, especially in individual disability where AXA NL Combined is a significant market player.

---

1 All market shares refer to 2005 and are based on gross written premium (GWP) (on a portfolio basis). Source: AM Jaarboek 2006. Excluding health insurance.

Integration and Synergies

SNS REAAL expects to realise substantial fully phased pre-tax cost synergies of €50 million per annum as of 2011, when the integration is expected to be completed. The expected cost synergies represent approximately 40% of AXA NL Combined's operational cost base of €125 million (excluding acquisition costs) and are expected to be back-end loaded with the majority to be realised in the last 3 years of the integration.

SNS REAAL has a strong track record in integrating acquisitions, such as the Zurich portfolios and Nieuwe Hollandse Lloyd. With the Zurich portfolios SNS REAAL realised a cost reduction of approximately 50% of the target base within 2 years. To date it has realised a 39% FTE reduction in Nieuwe Hollandse Lloyd, which it expects to be fully integrated by year end 2007. To reflect the larger size of the Acquisition, a lower level of expected relative cost synergies has been estimated and a longer period of integration is anticipated. SNS REAAL estimates total pre-tax restructuring costs of €60 million, which will be front-end loaded with the majority to be taken in the first 3 years of the integration and mainly consist of ICT, facilities and HR related costs.

After the Acquisition, AXA NL and Winterthur NL will be integrated into REAAL Verzekeringen. DBV NL will continue to operate largely independently using its own brand. DBV NL will, however, from SNS REAAL's risk management, compliance and other group staff functions.

SNS REAAL expects most cost synergies to be realised by the integration of operations and systems, the use of SNS REAAL's shared service centers concept, one single head-office and by the related reduction of FTEs. SNS REAAL currently expects to realise a reduction of approximately 400 FTEs out of the aggregated FTEs of circa 3,100 of REAAL Verzekeringen and AXA NL Combined, which will be realised predominantly by natural attrition during the integration phase. Furthermore, the integration process will allow both REAAL Verzekeringen and AXA NL Combined to reduce their current high number of temporary staff of approximately 10% of the combined FTE basis.

Financial impact of the Acquisition

The three separate businesses of AXA NL, Winterthur NL and DBV NL combined generated €1,653 million of GWP, of which 77% Life and 23% Non-Life, and €182 million of net profit on a SNS REAAL IFRS basis. Adjusting this net profit for non-recurring items would result in a normalised pro forma net profit of AXA NL Combined of €143 million over 2006.[2]

AXA NL Combined and SNS REAAL's Key Financials 2006[(3)]

€ million	AXA NL	Winterthur NL	DBV NL	AXA NL Combined	SNS REAAL Pro Forma	Pro Forma
Gross Premium Income	808	260	585	1,653	2,007	3,660
Net Premium Income	786	255	580	1,621	1,958	3,579
Net Profit	126	42	14	182	431	557
Normalised Net Profit	NA	NA	NA	143	431	518
Shareholders' Equity	757	253	153	1,163	3,200	3,540
Life EV	924	257	175	1,356	1,917	NA
Group EV	1,078	319	151	1,548	2,092	NA

2 Post-tax normalisations consist of €39 million, mainly related to the sale of the Van Nierop portfolio by AXA NL to AEGON, refund related to the sale of the health insurance portfolio, recognition of the curtailment benefit from a change in pension plan, and a release of an interest expense provision due to finalisation of tax return.

3 Figures of AXA NL Combined are a combination of the three entities on a stand-alone basis, using SNS REAAL IFRS accounting, excluding VOBA amortisation and financing costs. SNS Property Finance included for 12 months in SNS REAAL Pro Forma, including financing costs and other adjustments. AXA NL Combined and SNS Property Finance included for 100% in Pro Forma, including amortisation of VOBA, financing costs and other adjustments.


300
200
100
0
197
(15)
182
(39)
143
(56)
87
Stated Net Profit
SR IFRS Adjustments
Stated Net Profit SR IFRS
Normalisation
Standalone Normalised Net Profit
VOBA Depreciation & Financing Costs
AXA NL Combined Contribution

Taking into account the amortisation of VOBA and pro forma financing costs of €56 million AXA NL Combined would have contributed €87 million of net profit to SNS REAAL in 2006. These pro forma financials are based on 2006 figures. Actual contribution to SNS REAAL's net profit in 2007 will be impacted in particular by cost synergies, restructuring costs, expected higher financing costs compared to the pro forma financing costs in 2006 and purchase price accounting adjustments mainly due to the final determination of intangibles and fair value of investments.

SNS REAAL's current strong capital position allows a financing of the Acquisition through a relatively small proportion of shareholders' equity in the form of Ordinary Shares. SNS REAAL will finance the Acquisition with the proceeds of the offering of new Ordinary Shares (€350 million) and a mix of hybrid capital and senior debt (€1,400 million). A part of the senior debt will be contributed by the Company as shareholders' equity to REAAL Verzekeringen. This will lead to an increase of double leverage of the Company while maintaining its double leverage targets.

REAAL Verzekeringen's current strong solvency position allows for the above mentioned financing mix as this enables a decrease of the solvency of REAAL Verzekeringen while maintaining its stated solvency targets.

As a result, SNS REAAL will make more efficient use of its excess capital, which contributes to the positive financial consequences detailed below.

The Acquisition is expected to be EPS accretive as of 2008; the budgeted net profit contribution of AXA NL Combined as of 2008 exceeds the dilution resulting from the offering of the new Ordinary Shares (expected to be 8.5% based on the closing price of 8 June 2007). In addition, the Acquisition is expected to generate a return on investment above cost of capital and contribute to SNS REAAL's ROE. SNS REAAL's current financial targets for 2007-2009 will remain in place.

AXA NL Combined

Introduction

AXA NL Combined comprises AXA NL (the Dutch subsidiary of AXA S.A.), Winterthur NL and DBV NL. Winterthur NL and DBV NL were acquired by AXA S.A. as part of its acquisition of the Winterthur Group in December 2006.

In 2005, AXA NL Combined had a market share on the Dutch insurance market of approximately 4.8% in life and 2.4% in non-life. AXA NL Combined realised net premiums of €1,621 million in 2006, of which 78% relate to life insurance and 22% to non-life insurance products. AXA NL Combined realised a total net profit of €182 million (63% life, 32% non-life, and 5% in holding activities). Equity attributable to shareholders as at year-end 2006 amounted €1,163 million with total assets of €16,001 million. As per December 2006, AXA NL Combined employed circa 980 FTEs.

AXA NL

AXA NL is the Dutch subsidiary of AXA S.A. and is based in Utrecht, the Netherlands. AXA NL has been active in the Netherlands since 1971. AXA NL sells life and non-life, pension and disability

insurance products and mortgages, which are mainly marketed through intermediaries and underwriting agents to retail and SME customers. AXA NL's strategy is focused on becoming the preferred company for intermediaries and clients by introducing innovative products and solutions and improvement of service performance.

AXA NL realised a net premium of €786 million in 2006 and employed on average 574 FTEs. The reintegration of its previously outsourced back office systems limited new business value for 2006 to €1 million. AXA NL's legal structure consists of a holding company with life and non-life insurance subsidiaries alongside a real estate entity, a mutual fund entity and a management entity, which are all subject of the Acquisition.

Key financials

The following table shows AXA NL's key financial figures:

Table: Key financials AXA NL*

(in EUR millions)	2006 IFRS
Net Premium income	
-- Life Insurance	515
-- Non-life insurance	271
Total	786
Net profit attributable to shareholders	
-- Life Insurance	77
-- Non-life insurance	45
-- Holding	4
Total	126
Equity attributable to shareholders	757
Total assets	8,686

* Please see UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION, before PPA and financing adjustments

Products

The product range of AXA NL includes a full range of life and non-life, pension and disability insurance products and mortgages.

Life insurance and mortgages

AXA NL offers a broad range of life insurance and related investment products:

- Pension products include individual as well as group pension products;
- Annuities;
- Mortgage products and mortgage-related life insurances. Mortgages are funded through third-party sponsors; and
- Broad range of AXA S.A. labelled mutual funds. Investments of these funds are in different geographical regions, sectors and investment products (shares, bonds, real estate, mixed, money market).

Non-life insurance

The non-life insurance products of AXA NL consist of property & casualty and disability insurances. Property & casualty insurances accounted for approximately 75% of total premium income in 2006 of AXA NL's non-life insurance division. Products include motor, property, liability, accident, travel and legal assistance insurance products. The remaining 25% of total premium income was generated through disability insurances. AXA NL is a significant player in disability products. Non-life insurance products are offered to individuals as well as to the SME market.

Distribution

AXA NL exclusively distributes its products through the intermediary channel. AXA NL aims for partnerships in which new products are developed together with intermediaries. This not only strengthens AXA NL's position in the intermediary channel, but also enhances its relationship with clients. AXA NL holds a leading position with underwriting agents.

Within the life insurance segment, the intermediaries channel consists of a dynamic and fragmented market. AXA NL is not overly dependent on a small number of intermediaries.

Within the non-life insurance segment, AXA NL focuses on intermediaries and to a large extend on underwriting agents for distribution of its personal lines and SME property & casualty insurance products. Disability insurance products are mainly distributed through its intermediaries (over 500 active intermediaries and 100 underwriting agents). AXA NL generates approximately 30% of its non-life revenues via one intermediary group.

Winterthur NL

Winterthur NL provides life and non-life insurance products mainly to retail and SME clients and distributes its products solely through intermediaries. Winterthur NL is based in Amsterdam and has been active in the Netherlands since 1875. The strategy of Winterthur NL is focused on consolidating its current market position by further enhancing communication and cooperation with its intermediaries. Winterthur NL realised a net premium income of €255 million in 2006 and employed on average 195 FTEs.

The legal structure consists of a holding company with life and non-life insurance subsidiaries, all of which are part of the Acquisition.

Key financials

The following table shows Winterthur NL's key financial figures:

Table: Key financials Winterthur NL*

(in EUR millions)	2006 IFRS
Net Premium income	
-- Life Insurance	164
-- Non-life insurance	91
Total	255
Net profit	
-- Life Insurance	25
-- Non-life insurance	13
-- Holding	4
Total	42
Equity attributable to shareholders	253
Total assets	1,824

* Please see UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION, before PPA and financing adjustments

Products

Products offered to retail clients by Winterthur NL include a full range of life and non-life insurance products.

Life insurance

The life insurance products of Winterthur NL are specified in order to meet different clients' needs:

- Mortgage redemption: capital insurance products which build up capital, either by saving or investing, to redeem a mortgage at maturity; and
- Pensions: additional pension allowance to cover a possible shortage.

Non-life insurance

Winterthur NL offers non-life insurance products for the retail segment including motor, property, liability, accident, legal assistance and travel insurances. Winterthur NL has a strong position in automotive insurances and is a specialist insurer in specific segments (e.g. accident insurances).

Distribution

Winterthur NL has a strong intermediary organisation. Winterthur NL distributes its products through independent financial advisors (IFA) and a large number of intermediaries, for whom Winterthur NL is a preferred supplier. Winterthur NL has relationships with approximately 500 active intermediaries.

DBV NL

The strategy of DBV NL is focused on retail mortgages packaged with life insurance policies as well as on the sale of annuities (single premium insurance products) to retail and SME clients. DBV NL is based in Zeist, the Netherlands and has been active in the Netherlands since 1989. DBV NL actively works together with large mortgage intermediaries. DBV NL aims to increase cross-selling insurances linked to mortgages such as term insurance. DBV NL has a distinct business model and is a niche player with a very entrepreneurial culture.

DBV NL had a net premium income of €580 million in 2006 and employed circa 210 FTEs at year-end 2006. Furthermore, DBV NL originated €2.14 billion in mortgages in 2006, partly funded on DBV NL's balance sheet, and partly by third parties (including securitisation).

DBV NL's legal structure consists of a holding company with a life insurance subsidiary as well as a non-life insurance subsidiary. Further, DBV Finance B.V. contains the mortgage and related financing activities. Happy Service Verzekeringen contains label arranging saving programs offering guaranteed capital for educational purposes for children. All legal entities are subject of the Acquisition.

DBV NL will not be integrated into SNS REAAL because of its specific entrepreneurial culture, different business model and the way this is implemented in the (flexible) back office and specific composition of its distribution intermediaries.

Key financials

The following table shows DBV NL's key financial figures:

Table: Key financials DBV NL*

(in EUR millions)	2006 IFRS
Net Premium income	
-- Life Insurance	578
-- Non-life insurance	2
Total	580
Net profit	
-- Life Insurance	13
-- Non-life insurance	0
-- Holding	1
Total	14
Equity attributable to shareholders	153
Total assets	**5,491**

* Please see UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION, before PPA and financing adjustments

Products

Products offered by DBV NL include a full range of life insurances and mortgages.

Life insurance

- Annuities: predominantly traditionally guaranteed products in the individual segment;
- Risk insurance products: insurances for which benefit payments are made in case of death of the insured person;
- Savings and investments: includes periodical or single investments with different risk levels including policies with fixed future payments, guaranteed minimal payments and investments in listed companies. For clients with funds over €100,000 an individual asset management program is offered; and
- Golden handshake: DBV NL provides clients with favourable tax solutions for large one-off payments.

Mortgages

DBV NL offers a broad range of mortgage products to its retail customers. As with insurance products, mortgages are offered through the intermediary distribution channel (mortgage brokers). Mortgages are funded on DBV NL's own balance sheet as well as through third-party sponsors. There is a significant cross selling potential as DBV NL sells the majority of its mortgages with a life policy.

Distribution

DBV NL primarily distributes its products through a limited number of independent intermediaries. Additionally, its life products are sold via third-party distribution. DBV NL has approximately 700 active intermediaries.

Main terms of the Acquisition

The Company has signed a binding memorandum of understanding in relation to the Acquisition on 3 June 2007. The principal terms and conditions of the Acquisition are summarised below.

Consideration

The Company has entered into a binding memorandum of understanding to acquire AXA NL, Winterthur NL and DBV NL for a cash consideration of €1,750 million plus accrued interest of 4% per annum as from 1 January 2007 until closing. Profit will accrue to the Company from that date as well. The Acquisition is expected to close in the second half of 2007.

Representations, warranties and indemnities

The Acquisition documentation provides for certain representations, warranties and indemnities to the Company. These representations, warranties and indemnities are subject to certain limitations and restrictions on the Company bringing claims and, in the case of warranties, to certain general and specific disclosures. The Company believes that the liabilities associated with the Acquisition are adequately covered.

Covenant not to compete

The seller has undertaken not to compete with the business of AXA NL, Winterthur NL and DBV NL for a period of three years as from completion of the Acquisition, subject to customary exceptions.

Conditions to completion

Completion of the Acquisition is subject to the following conditions precedent:

- Approval of the Dutch competition authority (*Nederlandse Mededingingsautoriteit,* NMa); and
- Approval by DNB.

The Acquisition is subject to advice of the relevant works councils.

Unaudited Pro Forma Combined Financial Information

Introduction

The following unaudited pro forma combined financial information of the combination of SNS REAAL and AXA NL Combined is presented to illustrate the financial impact of the acquisitions of AXA NL Combined and Bouwfonds Property Finance (renamed SNS Property Finance) as if they had occurred on 1 January 2006. The unaudited pro forma combined financial information should be read in conjunction with the Company's audited financial statements for the financial year ended 31 December 2006, including the notes thereto, included elsewhere in this prospectus.

This section contains:

- the paragraph "Financial information", showing the unaudited pro forma combined balance sheet as at 31 December 2006 and the unaudited pro forma combined income statement for the year 2006, for both SNS REAAL as a group as well as for REAAL Verzekeringen separately. The audited consolidated annual accounts for 2006 already included SNS Property Finance as from 1 December 2006. For purposes of the combined pro forma information the figures of SNS Property Finance are included as if this acquisition took place on 1 January 2006;
- to prepare the unaudited pro forma combined financial information, the financial information of AXA NL, DBV NL and Winterthur NL, based on their respective accounting principles, had to be adjusted to reflect SNS REAAL IFRS. This is explained in the paragraph "Material adjustments in accounting policies to arrive at SNS REAAL IFRS". The same applies for SNS Property Finance regarding the first eleven months of 2006. The results of these adjustments are shown separately for each respective entity;
- the paragraph "Purchase accounting adjustments", explaining the effects of purchase accounting;
- a paragraph "Financing adjustments" explains the effects of acquisition financing, assuming the financing of the acquisitions was in place as of 1 January 2006.
- the unaudited pro forma combined financial information does not reflect the acquisition of Regio Bank that was announced on 14 May 2007. The Company believes that the impact of this acquisition on the unaudited pro forma financial information presented below is not material. A separate paragraph headed "Regio Bank" further elaborates on this acquisition.

The unaudited pro forma combined financial information is included for illustrative purposes only. Because of its nature, the unaudited pro forma combined financial information addresses a hypothetical situation and, therefore, does not represent the combination's actual financial position or results. The Company does not claim or represent that the unaudited pro forma combined financial information is indicative of its financial position or results that would have been achieved had the acquisitions taken place as of the date indicated or that may be achieved in the future. There can be no assurance that the assumptions used in the preparations of the unaudited pro forma combined financial information will prove to be correct.

The source 2006 financial information of SNS Property Finance, AXA NL, DBV NL and Winterthur NL has been prepared under accounting principles that differ from IFRS as applied by SNS REAAL ("SNS REAAL IFRS"). This information has been restated to SNS REAAL IFRS, for the material differences that have been identified.

Likewise, IFRS purchase accounting provides for an allocation of the excess of the purchase price over the fair value of assets and liabilities acquired. As of the Publication Date, the Company has not fully completed all of the detailed valuation studies necessary to arrive at the required estimates of the fair market value of the AXA NL Combined assets to be acquired and the AXA NL Combined liabilities to be assumed and the related allocation of the purchase price. IFRS

allows for the possibility to determine these effects on a provisional basis, as long as the final valuations are determined within 12 months from the date of the acquisition. Had the Company been able to complete the valuations the purchase price allocation may have resulted in a different outcome, affecting both goodwill and the net profit included in the unaudited pro forma combined financial information.

Financial information

In the tables below, the numbers of SNS REAAL and of REAAL Verzekeringen are directly derived from the audited financial statements 2006. The pro forma adjusted numbers of AXA NL, Winterthur NL and DBV NL are based on their respective audited financial statements 2006, adjusted to SNS REAAL IFRS. The pro forma financial information of SNS Property Finance is based on the financial reporting package 2006 prepared for consolidation purposes, as used for the inclusion of SNS Property Finance in the annual accounts of ABN AMRO Bouwfonds for the first eleven months of the year 2006.

SNS REAAL unaudited pro forma combined financial information

Table: Unaudited pro forma combined balance sheet 31 December 2006 SNS REAAL and AXA Combined NL

(in EUR millions)	**SNS REAAL**	SNS PF (11 months)	SNS PF PPA (11 months)	SNS PF Financing (11 months)	**SNS REAAL including SNS PF adjusted**	AXA NL	Winterhur NL	DBV NL	**AXA NL Combined**	AXA NL Combined PPA	AXA NL Combined Financing	Consolidation & Elimination	**Acquisition AXA NL Combined**	**Pro Forma**
Assets														
Goodwill and other intangible assets	883				883	117	9	3	129	488		201	818	1,701
Tangible fixed assets	320				320	79	16	19	114				114	434
Investments	10,900				10,900	5,052	1,555	1,726	8,333			-332	8,001	18,901
Investments for insurance contracts on behalf of policy holders	3,955				3,955	3,026	188	369	3,583				3,583	7,538
Loans and advances	60,469				60,469	0	0	3,110	3,110				3,110	63,579
Other assets	3,215				3,215	412	56	264	732	1	1,750	-1,750	733	3,948
Total assets	**79,742**	**0**	**0**	**0**	**79,742**	**8,686**	**1,824**	**5,491**	**16,001**	**489**	**1,750**	**-1,881**	**16,359**	**96,101**
Equity and liabilities														
Equity attributable to shareholders	3,200				3,200	757	253	153	1,163	386	340	-1,549	340	3,540
Participation certificates and subordinated debts	1,664				1,664	0	0	25	25				25	1,689
Debt certificates	31,259				31,259	0	0	3,104	3,104		1,410		4,514	35,773
Technical provisions insurance contracts own risk and account	9,374				9,374	4,653	1,142	1,507	7,302				7,302	16,676
Technical provisions insurance contracts on behalf of policy holders	3,909				3,909	2,800	188	369	3,357				3,357	7,266
Savings	13,678				13,678	0	0	0	0			-332	-332	13,346
Amounts due	14,013				14,013	0	75	4	79				79	14,092
Other liabilities	2,645				2,645	476	166	329	971	103			1,074	3,719
Total equity and liabilities	**79,742**	**0**	**0**	**0**	**79,742**	**8,686**	**1,824**	**5,491**	**16,001**	**489**	**1,750**	**-1,881**	**16,359**	**96,101**

Table: Unaudited pro forma combined income statement 2006 SNS REAAL and AXA NL Combined

(in EUR millions)	**SNS REAAL**	SNS PF (11 months)	SNS PF PPA (11 months)	SNS PF Financing (11 months)	**SNS REAAL including SNS PF adjusted**	AXA NL	Winterthur NL	DBV NL	**AXA NL Combined**	AXA NL Combined PPA	AXA NL Combined Financing	Consolidation & Elimination	**Acquisition AXA NL Combined**	**Pro Forma**
Net interest income banking operations	567	178	-13		732							18	18	750
Net commission and management fees	120				120								0	120
Other income	81	6	-5		82								0	82
Total income banking operations	768	184	-18	0	934	0	0	0	0	0	0	18	18	952
Net premium income	1,958				1,958	786	255	580	1,621				1,621	3,579
Result on investments	791				791	512	97	234	843			-18	825	1,616
Other income	46				46	4	0	16	20				20	66
Total income insurance operations	2,795	0	0	0	2,795	1,302	352	830	2,484	0	0	-18	2,466	5,261
Other income and eliminations	4				4								0	4
Total income	**3,567**	**184**	**-18**	**0**	**3,733**	**1,302**	**352**	**830**	**2,484**	**0**	**0**	**0**	**2,484**	**6,217**
Technical expenses	2,272				2,272	1,082	274	644	2,000	31			2,031	4,303
Other expenses	836	60	1	19	916	48	18	167	233		48		281	1,197
Total expenses	**3,108**	**60**	**1**	**19**	**3,188**	**1,130**	**292**	**811**	**2,233**	**31**	**48**	**0**	**2,312**	**5,500**
Operating profit before taxation	**459**	**124**	**-19**	**-19**	**545**	**172**	**60**	**19**	**251**	**-31**	**-48**	**0**	**172**	**717**
Taxation	88	36	-4	-6	114	46	18	5	69	-9	-14		46	160
Net profit attributable to minority interests									0				0	0
Net profit attributable to shareholders	**371**	**88**	**-15**	**-13**	**431**	**126**	**42**	**14**	**182**	**-22**	**-34**	**0**	**126**	**557**

REAAL Verzekeringen unaudited pro forma combined financial information

Table: Unaudited pro forma combined Balance Sheet 31 December 2006 REAAL and AXA NL Combined

(in EUR millions)	**REAAL**	AXA NL	Winter-thur NL	DBV NL	**AXA NL Combined**	AXA NL Combined PPA	AXA NL Combined Financing	Conso-lidation & Elimina-tion	**Acqui-sition AXA NL Com-bined**	**Pro Forma**
Goodwill and other intangible assets	669	117	9	3	129	488		201	818	1,487
Tangible fixed assets	81	79	16	19	114				114	195
Investments	9,338	5,052	1,555	1,726	8,333				8,333	17,671
Investments for insurance contracts on behalf of policy holders	3,955	3,026	188	369	3,583				3,583	7,538
Loans and advances	919	0	0	3,110	3,110				3,110	4,029
Other assets	1,629	412	56	264	732	1	1,750	-1,750	733	2,362
Total assets	**16,591**	**8,686**	**1,824**	**5,491**	**16,001**	**489**	**1,750**	**-1,549**	**16,691**	**33,282**
Equity attributable to shareholders	1,304	757	253	153	1,163	386	700	-1,549	700	2,004
Minority interest	3				0				0	3
Group equity	1,307	757	253	153	1,163	386	700	-1,549	700	2,007
Participation certificates and subordinated debts	120	0	0	25	25				25	145
Debt certificates		0	0	3,104	3,104		1,050		4,154	4,154
Technical provisions insurance contracts own risk and account	9,404	4,653	1,142	1,507	7,302				7,302	16,706
Technical provisions insurance contracts on behalf of policy holders	3,909	2,800	188	369	3,357				3,357	7,266
Amounts due	1,065	0	75	4	79				79	1,144
Other liabilities	786	476	166	329	971	103			1,074	1,860
Total equity and liabilities	**16,591**	**8,686**	**1,824**	**5,491**	**16,001**	**489**	**1,750**	**-1,549**	**16,691**	**33,282**

Table: Unaudited pro forma combined income statement 2006 REAAL and AXA Combined NL

(in EUR millions)	**REAAL**	AXA NL	Winterthur NL	DBV NL	**AXA NL Combined**	AXA NL Combined PPA	AXA NL Combined Financing	Consolidation & Elimination	**Acquisition AXA NL Combined**	**Pro Forma**
Net premium income	1,958	786	255	580	1,621				1,621	3,579
Result on investments	791	512	97	234	843				843	1,634
Other income	46	4	0	16	20				20	66
Total income insurance operations	2,795	1,302	352	830	2,484	0	0	0	2,484	5,279
Other income and eliminations					0				0	0
Total income	**2,795**	**1,302**	**352**	**830**	**2,484**	**0**	**0**	**0**	**2,484**	**5,279**
Technical expenses	2,294	1,082	274	644	2,000	31			2,031	4,325
Other expenses	268	48	18	167	233		36		269	537
Total expenses	**2,562**	**1,130**	**292**	**811**	**2,233**	**31**	**36**	**0**	**2,300**	**4,862**
Operating profit before taxation	**233**	**172**	**60**	**19**	**251**	**-31**	**-36**	**0**	**184**	**417**
Taxation	63	46	18	5	69	-9	-11		49	112
Net profit attributable to shareholders	**170**	**126**	**42**	**14**	**182**	**-22**	**-25**	**0**	**135**	**305**

Material adjustments in accounting policies to arrive at SNS REAAL IFRS

The unaudited pro forma combined financial information has been prepared with financial information based on different accounting policies for the different entities. In order to arrive at materially comparable figures, this information has been adjusted for material items to bring them in line as much as possible with SNS REAAL IFRS. These adjustments are discussed in more detail below for each entity.

There were no significant intercompany balances or transactions between the Company and AXA NL Combined in 2006, other than the elimination of €332 million of investments and savings and the related €18 million net interest income and net premium income mentioned in the column Consolidation & Elimination.

The pro forma combined accruals for corporate income tax do not reflect the amount that would have resulted had the Company and AXA NL Combined filed consolidated income tax returns during the period presented.

SNS REAAL

The actual 2006 financial information of the Company is based on SNS REAAL IFRS, the accounting policies as applied by the Company in preparing its audited financial statements for the financial year ended 31 December 2006 (see "FINANCIAL INFORMATION" starting on page F-1 for a discussion of those). The results of SNS Property Finance have been consolidated in the actual results of SNS REAAL as of 1 December 2006. The income statement of the Company for the year 2006 therefore reflects one operating month of SNS Property Finance. The figures for December 2006 included in the SNS REAAL financial statements also include the effects of purchase accounting under IFRS and more expensive funding, with the exception of determining the fair value of equity participations.

SNS Property Finance

The unaudited pro forma combined financial information illustrates the effects of the SNS Property Finance acquisition as if it had occurred on 1 January 2006. The unaudited pro forma combined income statement 2006 separately shows the results of SNS Property Finance for the period January 2006 until November 2006.

The unaudited pro forma financial information of SNS Property Finance is based on the accounting policies of ABN AMRO Bouwfonds N.V., the former parent company of SNS Property Finance. The adjustments made to arrive at figures comparable with SNS REAAL IFRS are explained below.

SNS Property Finance used the option offered by IFRS to proportionally consolidate interests in joint-ventures. SNS REAAL accounts for joint-ventures based on the equity method. This difference does not result in different net results. However, the choice between the two methods results in movements between individual profit and loss items as well as balance sheet items.

Before the acquisition, the Bouwfonds organisation used central holding company services for which the costs were not passed on in full to the subsidiaries. However, an estimate of these costs is included in the 2006 pro forma figures as reflected in the unaudited pro forma combined financial information.

AXA NL

The 2006 audited annual accounts of AXA NL have been prepared under IFRS accounting principles. In some respects these differ from SNS REAAL IFRS. The following table shows the adjustments made by the Company to restate the audited balance sheet of AXA NL to SNS REAAL IFRS. No adjustments have been made to the AXA NL income statement.

Table: Balance sheet adjustments SNS REAAL IFRS 31 December 2006 AXA NL

(in EUR millions)	**AXA NL according to AXA NL IFRS**	Adjustment Shadow accounting[1]	Adjustment Provision unearned cost loadings[2]	Adjustment Unearned provision Non-life[3]	Adjustment Fair value property for own use[4]	Adjustment Accrued interest[5]	Adjustment mutual funds[6]	Adjustment Provision for employee benefits[7]	**AXA NL according to SNS REAAL IFRS (before PPA)**
Assets									
Goodwill and other intangible assets	337	3	-207	-16					117
Tangible fixed assets	66				13				79
Investments	5,420					65	-433		5,052
Investments for insurance contracts on behalf of policy holders	3,026								3,026
Other assets	477					-65			412
Total assets	**9,326**	**3**	**-207**	**-16**	**13**	**0**	**-433**	**0**	**8,686**
Equity attributable to shareholders	767	2	0	0	10	0	0	-22	757
Participation certificates and subordinated debts	0								0
Technical provisions insurance contracts own risk and account	4,876		-207	-16					4,653
Technical provisions insurance contracts on behalf of policy holders	2,800								2,800
Other liabilities	883	1			3		-433	22	476
Total equity and liabilities	**9,326**	**3**	**-207**	**-16**	**13**	**0**	**-433**	**0**	**8,686**

1. As opposed to SNS REAAL, AXA NL applies shadow accounting. This form of accounting transfers unrealised results on investments available for sale to the technical provision, or deferred acquisition costs, as far as these unrealised results are required for future benefits to policyholders or for increased amortisation of deferred acquisition costs. SNS REAAL does not apply shadow accounting. Within the unaudited pro forma financial information of AXA NL, the amount within the technical provision and deferred acquisition costs related hereto has been transferred to equity attributable to shareholders.
2. AXA NL includes in its technical provisions an amount for unearned cost loadings on received premiums. This provision is set off against the deferred acquisition costs for related insurance policies. SNS REAAL does not recognize this provision and the related deferred acquisition costs. This has been corrected for in the unaudited pro forma combined financial information.
3. SNS REAAL does not record capitalised unearned provisions relating to non-life insurance activities as an asset under intangible fixed assets. At SNS REAAL this is set off against the provision for unearned premiums under the technical provisions. This has been corrected for in the unaudited pro forma combined financial information.
4. AXA NL measures property for own use at cost, whereas SNS REAAL uses the fair value method for these items. Measuring property for own use at fair value results in a revaluation to arrive at market value. The resulting movement is corrected for in equity attributable to shareholders.
5. AXA NL presents accrued interest on investments under other assets. At SNS REAAL this is included in the item investments. This has been corrected for in the unaudited pro forma combined financial information.
6. In certain cases, AXA NL consolidates mutual funds managed by AXA NL or related parties, if and when the majority of units in these funds are held for the risk of policyholders. The share in these funds not held by policyholders is included under investments and other liabilities. SNS REAAL would not consolidate these investment funds in its balance sheet. This has been corrected for in the unaudited pro forma combined financial information.
7. At AXA NL actuarial gains and losses relating to the provision for employee benefits are directly accounted for in equity attributable to shareholders. SNS REAAL however uses the corridor method, and actuarial gains and losses are therefore included in the provision.

Winterthur NL

The audited 2006 annual accounts of Winterthur NL are prepared under Dutch GAAP. The following tables show the adjustments made to convert the balance sheet and the income statement of Winterthur NL to SNS REAAL IFRS.

Table: Balance sheet adjustments SNS REAAL IFRS 31 December 2006 Winterthur NL

(in EUR millions)	**Winterthur NL according to Dutch Gaap**	Adjustment Fixed income securities[1]	Adjustment Investment property[2]	Adjustment Property for own use[3]	Adjustment Provision discretionary profit sharing[4]	**Winterthur NL according to SNS REAAL IFRS (before PPA)**
Assets						
Goodwill and other intangible assets	9					9
Tangible fixed assets	1			15		16
Investments	1,540	30		-15		1,555
Investments for insurance contracts on behalf of policy holders	188					188
Other assets	91	-35				56
Total assets	**1,829**	**-5**	**0**	**0**	**0**	**1,824**
Equity attributable to shareholders	235	-5			23	253
Participation certificates and subordinated debts	0					0
Technical provisions insurance contracts own risk and account	1,173				-31	1,142
Technical provisions insurance contracts on behalf of policy holders	188					188
Amounts due	75					75
Other liabilities	158				8	166
Total equity and liabilities	**1,829**	-5	0	0	0	**1,824**

Table: Income statement adjustments SNS REAAL IFRS 2006 Winterthur NL

(in EUR millions)	**Winterthur NL according to Dutch Gaap**	Adjustment Fixed income securities [1]	Adjustment Investment property [2]	Adjustment Property for own use [3]	Adjustment Provision discretionary profit sharing [4]	**Winterthur NL according to SNS REAAL IFRS (before PPA)**
Net premium income	255					255
Result on investments	118	-1	-20			97
Other income	0					0
Total income insurance operations	373	-1	-20	0	0	352
Other income and eliminations	0					0
Total income	**373**	**-1**	**-20**	**0**	**0**	**352**
Technical expenses	274					274
Other expenses	18					18
Total expenses	**292**	**0**	**0**	**0**	**0**	**292**
Operating profit before taxation	**81**	**-1**	**-20**	**0**	**0**	**60**
Taxation	24		-6			18
Net profit attributable to shareholders	**57**	**-1**	**-14**	**0**	**0**	**42**

1. Winterthur NL measures fixed income securities, included in investments, at cost. Under SNS REAAL IFRS these fixed income securities are measured at fair value, with revaluations directly taken into equity attributable to shareholders. Next to these revaluations, Winterthur NL records accrued interest, premiums and discounts relating to these fixed income securities under other assets. SNS REAAL includes these in the item investments. This has been corrected for in the unaudited pro forma financial information.
2. SNS REAAL periodically revalues investment property to fair value, and fair value adjustments are recognized immediately in the income statement. Winterthur NL also includes investment property at fair value, but recognises fair value adjustments in equity. In the balance sheet this results in a movement within equity. This has been corrected for in the unaudited pro forma financial information. Investment income for 2006 has been adjusted accordingly.
3. SNS REAAL presents property for own use in the line item tangible fixed assets. Winterthur NL presents property for own use under investment property. This has been corrected for in the unaudited pro forma financial information.
4. Winterthur NL has a provision for possible future discretionary profit sharing. Under SNS REAAL IFRS, this provision is not allowed. Therefore, within the unaudited pro forma combined financial information, this provision has been corrected for in equity attributable to shareholders.

DBV NL

The 2006 audited annual accounts of DBV NL have been prepared under IFRS accounting principles. In some respects these differ from SNS REAAL IFRS. The following table shows the adjustments made by the Company to restate the audited balance sheet of DBV NL to SNS REAAL IFRS. No adjustments have been made to the DBV NL income statement.

Table: Balance sheet adjustments SNS REAAL IFRS 31 December 2006 DBV NL

(in EUR millions)	**DBV NL according to DBV NL IFRS**	Adjustment Fair value investment property[1]	Adjustment Fair value property for own use[2]	**DBV NL according to SNS REAAL IFRS (before PPA)**
Assets				
Goodwill and other intangible assets	3			3
Tangible fixed assets	14		5	19
Investments	1,716	10		1,726
Investments for insurance contracts on behalf of policy holders	369			369
Loans and advances	3,110			3,110
Other assets	264			264
Total assets	**5,476**	**10**	**5**	**5,491**
Equity attributable to shareholders	142	7	4	153
Participation certificates and subordinated debts	25			25
Debt certificates	3,104			3,104
Technical provisions insurance contracts own risk and account	1,507			1,507
Technical provisions insurance contracts on behalf of policy holders	369			369
Amounts due	4			4
Other liabilities	325	3	1	329
Total equity and liabilities	**5,476**	**10**	**5**	**5,491**

[1,2] DBV NL measures investment property and property for own use at cost, whereas SNS REAAL uses the fair value method for these items. Measuring investment property and property for own use at fair value results in a revaluation to arrive at market value. In the unaudited pro forma combined financial information the 2006 change in value of investment property is corrected for in the net result, while the movement concerning property for own use is corrected for in equity attributable to shareholders.

Purchase accounting adjustments

Purchase accounting is an accounting method required under IFRS for business combinations. IFRS purchase accounting provides for an allocation of the excess of the purchase price over the fair value of assets and liabilities acquired. The allocation of the purchase price is based on a number of preliminary estimates.

As part of purchase accounting acquired assets and (contingent) liabilities are accounted for at fair value. These purchase accounting adjustments are to reflect the allocation of the purchase price, amounts related to the Company's current and non-current tangible assets, intangible assets (both definite-lived and indefinite-lived (goodwill)), and current and non-current liabilities at an amount equal to the preliminary estimate of their fair values, the amortisation expense related to the estimated identifiable intangible assets, and changes in deprecation and amortisation expenses resulting from the estimated fair value adjustments to net tangible assets and the income tax effect related to the purchase accounting adjustments.

Goodwill represents the excess of the purchase price over the respective fair value of the underlying net tangible and intangible assets. In accordance with IFRS 3 Business Combinations, goodwill will not be amortised, but instead will be tested for impairment at least annually (more

frequently if certain indicators are present). In the event that management determines that the value of goodwill has become impaired, the Company will incur an accounting charge for the amount of impairment during the period in which the determination is made.

The Company has made certain adjustments to the book values of the assets and liabilities of AXA NL Combined to reflect certain estimates of the fair values necessary to prepare the unaudited pro forma combined financial information, with the excess of the purchase price over the net assets of AXA NL Combined, as adjusted to reflect estimated fair values, recorded as goodwill, Value of Business Acquired (VOBA) and definite and indefinite-lived intangibles. Actual results will differ from this unaudited pro forma combined financial information once the Company has completed the valuation studies necessary to finalise the required purchase price allocation and the final purchase price for AXA NL Combined is known. No amortisation charges have been included in respect of any definite-lived intangibles.

The purchase accounting adjustments in this section are included in the unaudited pro forma combined financial information as at 1 January 2006, unless stated otherwise.

The unaudited pro forma combined financial information does not take into account any synergy benefits and one-off costs of realising such synergies, nor any adjustments for liabilities that may result from integration activities.

SNS Property Finance

As part of purchase accounting, acquired assets and (contingent) liabilities are accounted for at fair value. The differences compared to market values result in adjustments to net interest income, share in results from associates and amortisation of intangible fixed assets.

Measuring investments in associates at fair value as at 1 January 2006 means that realised gains and losses in the year 2006, relating to investments in associates, are usually already discounted in the market value as per 1 January 2006. A revaluation of the fair value of the investments in associates in the balance sheet has not been finalised. Therefore, only realised gains and losses on investments in associates are corrected for in the unaudited pro forma combined income statement.

The adjustment of the loan portfolio to fair value at the acquisition date is amortised over the average maturity of the portfolio. Furthermore, the financing costs of SNS Property Finance increased compared to those before the acquisition. The combined effect results in a lower net interest income for the period January 2006 until November 2006, as shown in the unaudited pro forma combined income statement.

IFRS requires a separate valuation and amortisation of intangible fixed assets acquired. SNS REAAL accounts for the customer relations acquired as a new intangible fixed asset. This intangible fixed asset is taken at fair value as at the effective date of the acquisition and has an economic life of five years. Over the period January 2006 until November 2006 additional amortisation has been included in the unaudited pro forma combined income statement.

AXA NL Combined

The excess of the purchase price of AXA NL, DBV NL and Winterthur NL over the net assets is recorded as VOBA, goodwill and definite and indefinite-lived intangibles. The breakdown of goodwill and definite and indefinite-lived intangibles has not yet taken place, because the information required was not available in time. The items mentioned above are reflected as one item in the unaudited pro forma combined financial information under goodwill and other intangible assets.

VOBA relates to insurance activities. The actual VOBA will reflect the difference at the date of the acquisition between the calculated value in force of the insurance activities of AXA NL, DBV NL and Winterthur NL according to actuarial and accounting principles as applied by the Company and the total amount of technical provisions of AXA NL, DBV NL and Winterthur NL according to actuarial and accounting principles as applied by the Company. VOBA is amortised during the average remaining term of the insurance policies acquired. VOBA is recorded as an intangible fixed asset in the unaudited pro forma combined balance sheet. Further, the amortisation relating to VOBA is accounted for in the unaudited pro forma combined income statement for 2006, based on an estimated amortisation period of 15 years.

Deferred acquisition costs of the acquired companies are presented as a part of the VOBA, included under goodwill and other intangible assets. The amortisation of the deferred acquisition costs in 2006 is eliminated and replaced by amortisation of the VOBA.

For purchase accounting purposes, investments that are valued at amortised cost (including mortgage and other loans relating to life insurance activities of DBV NL) are restated to their fair value as at 1 January 2006. The investment income realised in 2006 on available-for-sale investments and investments held at amortised costs, has not been corrected retroactively, using fair values as at 1 January 2006 as cost price.

The technical provisions of AXA NL, Winterthur NL and DBV NL have not been recalculated to align them with SNS REAAL IFRS. Therefore the technical provisions within the unaudited pro forma combined financial information are accounted for in accordance with the accounting principles of AXA NL, Winterthur NL and DBV NL. Revaluation to the accounting principles of SNS REAAL would not lead to an immediate effect on net result. In the unaudited pro forma combined balance sheet, any amount relating to a revaluation would substantially be offset by an adjustment to the intangible fixed assets under VOBA.

The unrecognized gains and losses in the provision for employee benefits at AXA NL are transferred to equity attributable to shareholders as part of the purchase accounting adjustments.

Financing adjustments

SNS Property Finance

The acquisition of SNS Property Finance has been financed with equity (€0.4 billion), raised by the initial public offering in May 2006, combined with debt financing (€0.4 billion). In the unaudited pro forma combined financial information interest income on the proceeds of the initial public offering for the period May 2006 until 1 December 2006 (date of acquisition) has been reversed (€7 million before taxation). For the debt financing, an interest expense is calculated based on 3.1% (€12 million before taxation).

AXA NL Combined

The acquisition of AXA NL Combined will be financed with equity, raised by the offering described in this prospectus, combined with debt financing. The aggregate gross proceeds to the Company of the offering of the new Ordinary Shares are expected to amount to €350 million. The related expenses and commissions payable in connection with the share offering amount to approximately €10 million. The net proceeds (€340 million) are presented as an increase of share capital and share premium. The unaudited pro forma combined financial information is based on the assumption that the offering was completed on 1 January 2006.

The remaining part of the acquisition of AXA NL Combined, an amount of €1.4 billion, will be financed through hybrid capital and senior debt. The related interest expense is estimated at €48 million (based on interest rates prevailing in 2006).

Regio Bank

As at 14 May 2007 SNS REAAL and ING Bank publicly announced a sale and purchase agreement has been signed regarding the acquisition of Regio Bank by SNS Bank. Completion is expected to occur in the second half of 2007.

Currently, insufficient financial information is available in order to conduct a purchase accounting calculation with respect to the revaluation of the mortgage loan portfolio and a breakdown of the acquired intangible fixed assets.

The acquisition price of Regio Bank (approximately €50 million) will be financed through own resources. In addition, SNS REAAL will provide approximately €60 million of capital to Regio Bank. The acquisition of Regio Bank will contribute approximately €2 billion of mortgage loans and €3 billion of savings. The net impact of the Regio Bank acquisition on the pro forma financial information presented above, also taking into account the amortisation of the market value of the mortgage loans and additional funding costs, is believed to be immaterial.

Auditors' assurance report on pro forma combined financial information

To the Executive Board

Introduction

We report on the pro forma combined financial information set out in "UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION" of this Prospectus, which has been compiled on the basis described in that paragraph. The pro forma combined financial information has been prepared for illustrative purposes only to show what the significant effects of the acquisition of AXA NL Combined and SNS Property Finance, the Offering and the refinancing, might have been on the consolidated balance sheet of the Company as at 31 December 2006 and the consolidated profit and loss account of the Company for the year ended 31 December 2006, had the acquisitions occurred at 1 January 2006. Because of its nature, the pro forma financial information addresses a hypothetical situation and therefore does not represent the Company's actual financial position or results had the transactions occurred at 1 January 2006.

The pro forma combined financial information is the responsibility of the Executive Board. It is our responsibility to provide the opinion required by Annex II item 7 of EU Regulation 2004-809. We are not responsible for expressing any other opinion on the pro forma combined financial information or on any of its constituent elements. In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the pro forma financial information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Scope

We conducted our work in accordance with Dutch Law and the Netherlands Standard 'Assurance Engagements other than Audits or Reviews of Historical Financial Information'. Our work consisted primarily of comparing the unadjusted financial information with the source documents, obtaining evidence supporting the adjustments and discussing the pro forma combined financial information with the Executive Board. We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the pro forma financial information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Opinion

In our opinion:

a) The pro forma combined financial information has been properly compiled on the basis stated in "UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION" of this Prospectus; and

b) Such basis is consistent with the accounting policies of SNS REAAL N.V. as described in "FINANCIAL INFORMATION" of this Prospectus.

This report is required by the EU Regulation 2004/809 and is given for the purpose of complying with that Regulation and for no other purpose.

Amstelveen, 11 June 2007

KPMG ACCOUNTANTS N.V.

S.J. Kroon RA

Dividends and Dividend Policy

General

The Executive Board may reserve as much of the profits as it deems fit, subject to the approval of the Supervisory Board. Notwithstanding the aforementioned, distribution of profits only takes place following the adoption of the annual accounts from which it appears that such distribution is allowed. The profits which are not reserved in accordance with the foregoing will be at the free disposal of the General Meeting either to be reserved in whole or in part or to be distributed in whole or in part to the holders of Ordinary Shares in proportion to their holding of Ordinary Shares.

On the proposal of the Executive Board, the Supervisory Board may, subject to Dutch law and the Articles of Association, resolve to distribute an interim dividend.

The Supervisory Board, on the proposal of the Executive Board, has the delegated authority to resolve that dividends are to be fully or partly paid in the form of Ordinary Shares instead of in cash or that the shareholder may choose between the two. This authority rests with the General Meeting if the authority to issue Ordinary Shares is not or no longer delegated to the Executive Board (see "**DESCRIPTION OF SHARE CAPITAL AND CORPORATE STRUCTURE -- Share capital -- Issue of shares**").

As long as the Selling Shareholder holds the majority of the Ordinary Shares, it will have a decisive vote in the General Meeting, including in respect of any resolutions on dividend payments as summarised above. See "**SELLING SHAREHOLDER**".

Dividend history

Prior to its listing in May 2006, the Company did not pay any dividend on Ordinary Shares nor on the priority share when this was still outstanding, see "**DESCRIPTION OF SHARE CAPITAL AND CORPORATE STRUCTURE -- Share capital**"). Historically, profits were retained by the Company for investment in the organic growth of SNS REAAL's business, to acquire new businesses and further improve the balance sheet strength. Within SNS REAAL, both SNS Bank and REAAL Verzekeringen, two directly and wholly-owned subsidiaries of the Company, have historically had a dividend policy to distribute approximately 35% of their respective net profits to the Company.

Over the financial year 2006, the Company declared a dividend of €0.71 per share, payable in cash or in shares at the election of the shareholder. Part of this dividend, an interim dividend of €0.32 per share was paid in September 2006. Payment of the final dividend has been effected as from 6 June 2007.

Dividend policy

The Company pursues a stable dividend policy. The Company intends to distribute an annual dividend of 40% to 45% of net profit. The Company intends to declare both interim and annual dividends. An interim dividend will in principle amount to 50% of the total dividend of the Company in the previous financial year. Shareholders will have the choice to receive this interim dividend in the form of Ordinary Shares and/or cash.

The Selling Shareholder appreciates the possible concern of investors that, as minority shareholders, they could be diluted in their shareholding in the Company if shareholders are offered the choice to receive dividends in the form of Ordinary Shares and/or in cash. Accordingly, the Selling Shareholder has agreed with the Company that if shareholders of the Company are offered the choice to receive dividends in the form of Ordinary Shares and/or in cash, the Selling Shareholder will receive its dividend in the form of Ordinary Shares and/or cash in the same proportion as the other shareholders would elect to receive, thereby avoiding a change in its percentage shareholding. See "**SELLING SHAREHOLDER -- Related party transaction**".

Dividend ranking

The Shares in this offering will rank equally in all respects and will be eligible for any dividend which the Company may declare on its Ordinary Shares over the financial year 2007 onwards.

Manner and time of dividend payments

Payment of any dividend on Ordinary Shares in cash will be paid in euro through Euroclear Nederland, the centralised securities custody and administration system. Dividends will be credited automatically to shareholders' accounts without the need for shareholders to present documentation proving their ownership of the Ordinary Shares.

Dividends will be due and payable 30 days after they have been declared, unless the General Meeting determines otherwise on the proposal of the Executive Board. Interim dividends will be expected to be paid after the publication of the half-year results. Final dividends will be expected to be paid after the relevant annual General Meeting. See "**DESCRIPTION OF SHARE CAPITAL AND CORPORATE STRUCTURE -- General Meeting -- Profits/dividends**".

Uncollected dividends

A claim for any dividend declared lapses five years after the start of the second day on which it becomes due. Any dividend that is not collected within this period reverts to the Company.

Taxation on dividends

In principle, dividend payments are subject to withholding tax in the Netherlands. See "**DUTCH TAXATION**" for a discussion of certain aspects of Dutch taxation of dividends and refund procedures.

Industry Overview

Dutch economy

The Netherlands is the sixth largest country in the EU in terms of GDP. Furthermore, it ranks as the world's 16th largest economy. At year-end 2005, GDP per capita of the Netherlands amounted to €31,018 (current market prices), significantly above the average for the EU (15) of €26,409.

Since the second half of 2005, Dutch exports benefited from robust world trade, while corporate sector competitiveness has been further strengthened due to wage moderation. Non-residential investment and private consumption continue to recover, reflecting improving profitability and increasing household purchasing power. In 2006, real wage increases, employment growth and financial burden relief have substantially supported household's disposable income levels, resulting in real GDP growth of approximately 3% in 2006.

Unemployment reached a multi-year high in 2004, reaching 6.5%, which appears to have been a cyclical peak. In 2006, unemployment had fallen to 5.5% further supporting the more benign economic environment that arose in 2005. (Source: CBS; Moody's (Government of Netherlands Analysis, October 2006))

Dutch banking industry

Relative size

The aggregate balance sheet total of the Dutch banks amounted to €2,767.5 billion at year-end 2005, making the Netherlands the fourth largest banking market in Europe by total assets. The Dutch banking industry had one of the highest banking assets as percentage of GDP in 2005 (547%). This was driven by the fact that several of the Dutch banks significantly expanded their operations internationally since the late 1980s driven by the relative size of the Netherlands, the increasingly consolidated nature of the Dutch banking industry and the growth offered by other markets versus the domestic Dutch market. Today, the Dutch banking sector is considered to be one of the most internationalised in Europe. (Source: European Banking Federation (General Statistics on the European Financial Sector at 31 December 2005), DNB)

Role of the Dutch government

The involvement of the Dutch government in the banking industry is relatively small and limited to interests held by national and local governments in a few niche players.

Consumer loans

At year-end 2006, the outstanding debt of Dutch consumer credit was €16.9 billion (see table below). The outstanding debt of consumer credit has contracted by an average of 0.8% per year since 2003 which is in contrast to the growth realised in the five years before 2003. The decline in the outstanding debt of Dutch consumer credit in 2005 represented the first time since 1985 that a year-on-year decline materialised. A fundamental change in the consumer credit market has been the way consumers borrow money. Consumers increasingly opt for the easier types of credit by borrowing with credit cards or increasing their overdrafts on current accounts. In 2006, approximately 19% of the total credit extended was provided by credit cards compared to less than 15% in the late 1990s. Similarly, the overdrafts on current accounts increased by almost 7.7% during the period 2004 to 2006 to reach €8.0 billion in 2006. (Source: DNB, CBS (press release 13 February 2007)).

Outstanding consumer savings and consumer credit (2004 -- 2006)

(EUR billion)	2004	2005	2006
Consumer Savings	201,7	211,0	221,1
Consumer Credit	18,1	17,5	16,9

Source: CBS

Consumer deposits and savings

At year-end 2006, the balance of the savings accounts of private individuals increased to €221.1 billion (see table above). Since 2004, the balance of savings accounts has increased by an average of 4.7% per year which is significantly higher than the growth in the five years before 2004. The increased growth rate of savings in recent years was driven by the uncertain economic situation in the Netherlands. The economic uncertainty did motivate Dutch households to save money and reduce spending. In addition, (equity) investments lost much of their appeal as an alternative for savings in the early 2000s. (Source: CBS (Statline), DNB)

Residential mortgages

With a total outstanding amount of €715.7 billion at year-end 2006, the Dutch residential mortgage market is one of the four largest mortgage markets in Europe. The total amount of outstanding mortgage loans in the Netherlands has increased from €559.3 billion at year-end 2004 to €715.7 billion at year-end 2006, representing an annual average growth rate of 13.2%. (Source: Land Registry (Kadaster); European Mortgage Federation (Hypostat 2005, A review of Europe's Mortgage and Housing Markets))

Outstanding mortgage loans (2004 -- 2006)

(EUR billion)	2004	2005	2006
Mortgage Loans	559,3	634,3	715,7

Source: Land Registry (Kadaster)

The Netherlands has the highest outstanding mortgage loans as percentage of GDP in Europe. In addition, the mortgage indebtedness of Dutch households is higher than in most countries in Europe. However, the level of owner occupation in the Netherlands of approximately 55% in 2005 was relatively low compared to the average of the EU (67%). (Source: Moody's (Banking system outlook the Netherlands, August 2006))

The relative size of the Dutch residential mortgage market, the level of mortgage indebtedness of Dutch households and the growth of the Dutch mortgage market are the result of regulatory, macro-economic and market factors. One of the most important factors that influence the Dutch mortgage market is the fact that interest paid on certain residential mortgage loans is tax deductible for a maximum period of thirty years. As a result of this tax benefit, many consumers borrow as much as possible in order to fully benefit from the tax deductibility.

It is possible that the Dutch government could at some point in the future further limit or abolish the current tax-deductibility of residential mortgage interest. This could significantly affect the financial position of Dutch households, the Dutch residential housing market and the Dutch residential mortgage market. However, the Company believes that further limitations on or abolishment of the current tax-deductibility of residential mortgage interest should not be expected in the short-term. Furthermore, the Company believes that if the Dutch government decides to further limit or abolish the tax-deductibility of residential mortgage interest, it is likely to implement such a decision gradually.

The National Mortgage Guarantee (*Nationale Hypotheek Garantie*; **NHG**), established by the government in 1995 as a successor to the municipality mortgage guarantee, is an instrument of the Home Ownership Guarantee Fund Foundation (*Stichting Waarborgfonds Eigen Woningen*) to encourage home ownership in the Netherlands. When a mortgage meets certain conditions, the loan and therefore its repayment can be guaranteed by the government by paying an upfront fee to NHG (0.40% of the borrowed amount). In case of a default on an NHG mortgage loan, the lender is compensated for all incurred losses on the principal and interest payments. The guarantee is subject to several conditions including a maximum mortgage, which has been set at €265,000 as of 1 January 2007. One of the advantages for mortgage loan providers is the fact that there are no solvency requirements for NHG guaranteed mortgages. In 2006, 42% of all existing house purchases in the Netherlands were financed with an NHG guaranteed mortgage. (Source: NHG)

In the 1990s, sustained economic growth and a low level of unemployment increased overall disposable income significantly which, together with demographic factors and constrained supply, supported strong customer demand. This combined with a decline in mortgage rates, which made financing costs rise less strongly than rent, stimulated house buying and prices during the last ten years. The average house price in the Netherlands increased from approximately €210,150 in 2004 to approximately €235,843 in 2006, an average annual increase of 5.9%. (Source: Land Registry (Kadaster); CBS)

Encouraged by low losses, mortgage providers have increasingly introduced mortgage loans without redemption features on the principal amount, such as interest-only mortgages, savings-linked mortgages and life and investment-linked mortgages. Under these mortgages, the borrower makes payments in a savings account, endowment insurance or investment fund with the loan being repaid at maturity with the money in the savings account, the insurance contract or the investment fund respectively. These mortgage products provided borrowers with higher mortgages maximising their tax deductibility. In addition to the impact of these new structures, mortgage providers have been granting higher mortgages to customers as lenders increasingly calculate the maximum mortgage based on two full incomes, allowing customers to borrow to pay for all related expenses and increase the maximum allowed mortgage debt versus income.

Historically, the majority of Dutch mortgages have a fixed interest rate limiting the exposure of Dutch households to a rise in interest rates. Mortgages with a five-year and ten-year fixed interest rate have historically been the most popular. There has been an increasing appetite for other types including short-term fixed rates and variable rates given the relatively low level of the interest rate. However, due to the current interest rate environment, borrowers have increasingly been refinancing their mortgages with new mortgages with longer fixed interest terms.

In the Netherlands, mortgages are distributed through bank branches, directly and to a large extent via intermediaries. The increasing importance of mortgages sold by intermediaries is driven by, among other things, the large and independent chains of mortgage intermediaries that came into existence since the mid 1990s, and the increasing number of refinancing transactions triggered by the advice of intermediaries to their customers.

Prepayment levels have traditionally been low in the Netherlands mainly due to the fiscal policy and high prepayment penalties. Borrowers are in general allowed to prepay only 10% to 20% per year of the outstanding loan amount without penalty. In addition, full prepayment without penalty can only be made at times of interest rate resetting, on sale of the property or in case of death of the borrower. In all other cases, a penalty is calculated as the net present value of the difference between the contract rate and the applicable market rate.

Approximately 60% of new mortgage loans have a Loan-to-Foreclosure Value (**LtFV**) of over 100%. In 2006, the average issued mortgage loan amounted to €267,700 and the average house price was approximately €235,843. Despite the relatively high LtFV ratios, delinquency and loss levels have historically been relatively low. During the last major crisis in the Dutch market, which occurred in the late 1970s and early 1980s, cumulative losses on mortgage pools peaked at 1.4% in respect of loans extended in 1980, which is significantly lower than levels seen in other European markets during comparable crises. The main reasons for the relatively low default levels in the Netherlands include, among other things, the small size of the country, enabling people to change jobs without moving, the relatively high level of conveyance fees and taxes and limited mobility of borrowers, and the fact that under Dutch law the lender is able to seize a portion of the borrower's earnings from his employer in case of default. A development that has also limited default losses is the establishment in 1965 of the Bureau for Credit Registration (*Bureau Krediet Registratie*) to arrange for central credit registration. The Bureau for Credit Registration registers almost all credit obligations of retail customers in the Netherlands. Credits are registered as of origination until a period of five years after maturity. Before providing a mortgage loan, lenders are obliged to check the history of the borrower in order to prevent over-borrowing, and to limit the risks for the lender. (Source: Land Registry (Kadaster); Moody's (Banking system outlook the Netherlands, September 2005; Banking system outlook the Netherlands, August 2006)).

Competitive landscape

The Dutch banking industry is considered one of the most consolidated industries in Europe. Consolidation in the Dutch banking industry started in the 1960s, followed by a wave of mergers in the late 1980s and in the 1990s. Consolidation has taken the form of mergers and acquisitions not only among banks but also between banks and insurance companies.

Capital and liquidity

The capital ratios of the Dutch banks remain significantly above regulatory requirements, with the capital of the Dutch banking system scoring well in an international context. Despite a decline versus 2005 the Dutch banking system maintained its solvency position at a high level with an average total capital (BIS) ratio of 11.6% in 2006 (12.4% in 2005). (Source: DNB (Jaarverslag 2006))

The loan portfolios of the Dutch banks are funded with a mixture of deposits and wholesale funding sources. Dutch banks have increasingly diversified their funding sources via active use of capital securities and securitisation. (Source: Moody's (Banking system outlook the Netherlands, September 2005)).

Dutch insurance industry

The European insurance industry recorded total premium income of €1,025 billion in 2005. With a total premium income of €48.6 billion, the Dutch insurance industry was the fifth largest insurance industry in Europe, only trailing the United Kingdom, France, Germany and Italy, and the ninth largest in the world. The Netherlands accounted for 4.7% of total premium income of the European insurance industry, 4.1% of the European life insurance industry (ranking fifth) and 5.6% of the European non-life insurance industry (ranking sixth). (Source: Swiss Re (World insurance in 2005: moderate premium growth, attractive profitability, June 2006))

The Dutch insurance industry is relatively mature given its high insurance density, which can be measured by premium income per capita or premium income as a percentage of GDP. In 2005, the Netherlands ranked sixth within Europe by premium income per capita (€2,977) and fifth by premium income as percentage of GDP (current market prices) (9.8%). (Source: Swiss Re (World insurance in 2005: moderate premium growth, attractive profitability, June 2006))

Total premium income in the Netherlands stood at €48.6 billion in 2005. With a premium income of €25.4 billion, the life insurance market represented 52.3% of the insurance market in the Netherlands, making the life and non-life insurance market segments relatively balanced. (Source: Swiss Re (World insurance in 2005: moderate premium growth, attractive profitability, June 2006), AM Jaarboek 2006).

GWP (as defined below) income: breakdown life and non-life insurance (2004 -- 2005)

Year	Life Premium		Non-Life Premium		Total Premium
	EUR million	% Total	EUR million	% Total	EUR million
2004	25.135	51,7%	23.450	48,3%	48.585
2005	25.407	52,3%	23.214	47,7%	48.621

Source: AM Jaarboek 2005 and 2006 and DNB

Life insurance industry

The Dutch life insurance industry showed relatively high growth rates in the late 1990s, mainly driven by the positive sentiment in equity markets combined with tax benefits for life insurance products that existed before 2002. Life insurance premium income has stabilised since 2000 with annual premium income increasing on average by only 1% reflecting lacklustre performance of the equity capital markets, but more importantly the abolition of tax advantages that many life

insurance products previously enjoyed. The impact of the abolition of the favourable treatment of life insurance products was most visible in the market for single premium products. (Source: AM Jaarboek 2005 and 2006)

The individual life insurance products market remains the most important, accounting for 70.3% of life insurance premium income generated by insurance companies in 2005. Group life products accounted for 29.7% of the life insurance premium income generated by insurance companies in the same period. This mix reflects the important role that pension funds play in the group pension markets. Premium income generated by the Dutch life insurance companies represented approximately 26% of the Dutch pension market in 2005, with the government, industry and company pension funds accounting for the remaining 74%. (Source: Dutch Association of Insurers (Verbond van Verzekeraars) (Verzekerd van Cijfers 2006), DNB)

Unit-linked insurance products accounted for 44% of the Dutch life insurance market in 2005 in terms of gross written premium (**GWP**). However, in line with the rest of Europe, premium income of unit-linked products suffered from the negative equity market sentiment in 2001 to 2003 causing consumers to prefer savings products offering a guaranteed pay off. Unit-linked insurance products accounted for 22% of new individual life insurance business production in 2005 versus 25% in 2003. In 2004 and 2005, unit-linked insurance products started to recover as a result of the improving equity markets. (Source: VB Magazine 2 March 2006, no. 5, AM Jaarboek 2006).

Life insurance GWP income (2004 -- 2005)

Year	Individual		Group		Unit Linked		Traditional		Single		Periodic		Total
	EUR million	% Total	EUR million	% Total	EUR million	% Total	EUR million	% Total	EUR million	% Total	EUR million	% Total	EUR million
2004	16.859	67,5%	8.118	32,5%	10.744	43,0%	14.233	57,0%	11.787	47,2%	13.190	52,8%	24.977
2005	17.265	70,3%	7.280	29,7%	10.914	44,5%	13.631	55,5%	11.206	45,7%	13.338	54,3%	24.544

Source: AM Jaarboek 2005 and 2006 and DNB. Total excludes indirect business

Non-life insurance industry

During 2005, non-life insurance premium grew by only 0.3% (versus 8.2% in 2004). The relatively low growth rate was primarily driven by increased competition as a result of the favourable technical results realised during the past years. Accident & Health insurance was the main driver behind the low increase in non-life insurance premium income, declining 1.5% in 2005. (Source: AM Jaarboek 2005 and 2006).

Non-life insurance GWP income (2004 -- 2005)

Year (EUR million)	Accident & Health	Motor	Transport	Fire	Other	Total Premium	Reported Total
2004	11.591	4.537	635	3.452	3.385	25.604	23.599
2005	11.417	4.518	672	3.430	3.640	25.682	23.677

Source: AM Jaarboek 2005 and 2006

Competitive landscape

The insurance industry in the Netherlands is relatively consolidated, especially in the life-insurance market segment. Together, the top ten insurance companies accounted for 89.0% of total premium income in 2005. The ten largest life insurance companies had a combined market share of 91.3%, with the largest ten non-life insurance companies enjoying a combined market share of 79.1%. (Source: AM Jaarboek 2006)

Except for one player, foreign-owned insurance companies have not been able to play a major role in the insurance industry in the Netherlands. Most of the foreign-owned insurance companies have not been able to achieve a top-five ranking either in the life or non-life insurance market. In the past, several foreign insurance companies decided to exit the Dutch

insurance market by divesting their Dutch businesses to larger players after being unable to capture significant market share.

Distribution channels

The main distribution channels for insurance products in the Netherlands include intermediaries, banks, direct writers and employers. The largest distribution channel within the Dutch insurance market is the intermediary channel. The Dutch market for intermediaries is fragmented, with approximately 6,810 intermediaries at the beginning of 2006. A Dutch intermediary is typically self-employed (36%) or part of a small partnership (22%). Approximately 94% of the intermediaries have ten or less employees with only 1% employing more than fifty employees. However, intermediaries with ten or less employees distribute only half of all insurance products, whereas the largest 100 intermediaries account for 47% of premium income. (Source: CBS, Assurantiejaarboek 2007).

The relative contribution of intermediaries has been decreasing in recent years whilst direct distribution from the insurers themselves and distribution of insurance products through banks has been increasing. In 2004, intermediaries accounted for a combined distribution market share of life insurance policies of 45%. This percentage was significantly above 50% in the 1990s. Direct writing accounted for approximately 36%, significantly higher than the levels seen in the 1990s. Distribution of insurance policies through banks has been increasing consistently and accounted for 13% in 2004. Worksite marketing through employers is expected to grow as more private pension products are being sold to employees via employers. (Source: Dutch Association of Insurers (Verzekerd van Cijfers 2006))

Non-life insurance products are important for intermediaries as these products generally represent approximately 75% of their revenue, given the more regular commission stream versus life insurance or other products. Consequently, to negotiate shelf space for their life insurance products, all of the major life insurers tend to provide non-life insurance products as well. As with life insurance products, intermediaries are the main distribution channel for non-life insurance products, excluding medical insurance. However, the direct distribution of products to customers is also showing an increasing trend in this market segment. In 2004, approximately 34% of new non-life insurance was distributed through direct writing compared to significantly lower levels in the 1990s. (Source: AM Jaarboek 2006; Dutch Association of Insurers (Verzekerd van Cijfers 2006)).

Capital adequacy

Dutch insurance companies have relatively strong capital positions. However, the insurance industry's capital resources are particularly affected by stock market fluctuations in those companies where stocks account for a large share of the investment portfolio, and where policies with guaranteed returns are a substantial component of the portfolio. As a result, insurance companies in general have actively monitored their capital position. This, combined with positive developments in the capital markets since 2003 / 2004, led to a strengthening of the capital position of Dutch insurance companies as shown below.

Solvency Margin (2004 -- 2005)

Year	Solvency Margin	
	Life Insurance	Non-Life Insurance
2004	264%	307%
2005	301%	384%

Source: DNB

Given the developments of the capital positions of Dutch insurance companies and the general trend in Europe to introduce new systems to measure capital adequacy of insurance companies,

DNB has introduced a new Financial Assessment Framework (*Financieel Toetsingskader*; **FTK**) for the Dutch insurance industry in January 2007.

Industry trends

Tax benefits

Simultaneously with the abolition of tax advantages on life insurance products, certain tax benefits were introduced for pension products. These benefits would depend on the size of an individual's pension gap, which is defined by the Dutch government as any shortfall to 70% of the projected final salary at the age of 65. The Dutch government estimates that 70% to 80% of the population qualifies for these tax benefits. Private pension products are expected to remain an important driver of the life insurance market going forward as the state pension combined with pension coverage from employers in most cases will be unable to provide full coverage, especially given that employers are increasingly shifting towards average pay and defined contribution schemes instead of a final pay scheme combined with defined benefits.

Changing demographics

The Netherlands is experiencing an ageing population. The Dutch old-age dependency ratio, the proportion of people over working age (65+years) to those of working age (20 to 65 years), is expected to almost double by 2030 (from 23% in 2005 to over 40% in 2030). This development has driven the Dutch government to facilitate private sector solutions. This trend presents longer term opportunities for life insurers in the Netherlands as individuals approaching retirement will increasingly demand tax efficient savings product schemes and estate planning savings products. (Source: CBS; Dutch Association of Insurers (Verzekerd van Cijfers 2006))

Early retirement reforms

The Dutch government amended the tax treatment of pre-pension and early retirement plans on 1 January 2006 (*vervroegde uittreding* or VUT). Companies can no longer save for early retirement of their employees in a tax efficient manner. Instead of having the aforementioned systems in place, the Dutch government will introduce tax incentives through the newly created Levensloop programme which is an individual savings programme instead of a collective programme. Through Levensloop, employees are able to save up to 210% of their gross annual salary based on a maximum contribution of 12% of their gross salary per year. Contrary to the old early retirement system, Levensloop is not based on tax exemption, but rather tax deferral (in the same way as a pension plan). Levensloop cannot only be used for early retirement, but also at an earlier stage of employment, including, for example, a sabbatical or parental leave.

Disability insurance market reforms

The occupational disability insurance system (*Wet op de Arbeidsongeschiktheidsverzekering* or *WAO*) was replaced on 1 January 2006. The Dutch government has chosen to replace the old system with a two-tier system, the Act on Employment and Income according to Capacity to Work (*Wet Werk en Inkomen naar Arbeidsvermogen*; **WIA**) to encourage rehabilitation and reintegration into the workforce. The implementation of this new system and the resulting opening of the market have been split into two stages: (a) as of 1 January 2006, the Authority for the Execution of Employee Insurance (*Uitvoeringsinstituut Werknemersverzekeringen*) implements the WIA; and (b) as of 1 January 2007, private insurance companies will also be allowed to compete against the Authority for the Execution of Employee Insurance. Under the WIA, the treatment of disabled individuals is divided into two plans: (i) one for individuals who are unable to work (or are unable to earn at least 20% of their previous salary) due to full disability (*Inkomensvoorziening Volledig Arbeidsongeschikten*); and (ii) one for individuals who are able to work, but unable to earn more than 65% of their previous salary (*Werkhervatting Gedeeltelijk Arbeidsongeschikten*). Individuals who are less than 35% disabled are not eligible to receive benefits under the WIA. Prior to 1 January 2006, individuals who were unable to earn 15% of their previous salary were entitled to benefits. Under the new system, employers receive discounts on premiums if they employ partially disabled employees and are subject to lower

premiums if claimant numbers are reduced, and disability benefits are paid if a partially disabled claimant becomes sick again within five years.

Unit-linked policies (beleggingsverzekeringen)

In 2006, the AFM investigated the market of unit-linked insurance products (industry wide) and issued a report with its findings. One of the AFM's findings was that these insurance products are relatively expensive and that the information about the costs embedded in these products has in many cases been incomplete, inadequate and sometimes incorrect. This topic has been raised by the Consumer's Association and is discussed widely in the Dutch press, within the Association of Dutch Insurers and in the Dutch Parliament. There have been press articles reporting potential class actions against Dutch insurers and that some civil law suits can be expected. Most parties involved are seeking to avoid a wave of class actions and steering towards an industry-wide resolution. The outcome is currently unclear. The Dutch government has also announced new regulation on this topic, which may set standards that Dutch courts may apply to previously sold policies.

Recent developments and industry outlook

Mortgage market

The Company believes that the strong competition in the Dutch mortgage market is expected to continue. The unfavourable relationship between short and long term interest rates is expected to persist in the remainder of 2007. The growth in the mortgage market is, therefore, expected to weaken, partly as a result of a weakening of the mortgage refinancing market which is partially driven by higher interest rates.

Savings & investments

The Company believes that a further increase in funds entrusted for both individual investments as well as for investment funds and structured savings/investment products can be expected. The share of investment funds and structured products as part of the total market is expected to increase.

Property financing

There is increasing demand in the growth sectors of the Dutch economy for new and redevelopment of real estate. The Company believes that the demand for capital market solutions based on structured financing is expected to grow. Many market parties are showing an interest in financing with a relatively high degree of risk, regarding both investment financing and project financing. However, the Company expects a continuation of the pressure on commercial margins for the remainder of 2007.

Life insurance

The individual life insurance market is partially driven by the mortgage market, which, as explained above, is expected to remain challenging in 2007. In addition, the Company believes that current debate around unit-linked insurance products (*beleggingsverzekeringen*) could potentially have a negative impact on the perception of unit-linked insurance products and, therefore, the sale of unit-linked policies. In the first quarter 2007, the sale of unit-linked insurance products was lower than the year before. (AM Assurantiemagazine, Jaargang 2007; nr. 10 (Mager eerste kwartaal voor levenproductie))

Non-life insurance

The non-life insurance market is experiencing considerable pricing pressure. The Company believes that, especially in the car insurance sector, this trend is expected to continue. For the non-life market as a whole only limited growth is expected by the Company.

Business

Introduction

SNS REAAL is a service provider in the banking and insurance sector with a prime focus on the Dutch retail market and on SME businesses. SNS REAAL's activities cover three main product groups: mortgages and property finance, savings and investments and insurance. SNS REAAL had total assets of €79.7 billion at year-end 2006, which makes it one of the major financial bank-assurance companies in the Netherlands. Further, SNS REAAL had a shareholders' equity of €3,200 million and 5,776 FTE employees at year-end 2006. The Ordinary Shares are listed on Eurolist by Euronext since its initial public offering in May 2006.

SNS REAAL's mission is to be the favoured retail financial services specialist in the Dutch market. SNS REAAL aims to achieve this goal by continuously focusing on innovation of products, services and distribution, primarily targeted at retail-plus customers, and further by applying standardised and efficient operational processes to support multi-channel distribution. The Company believes this enables sustainable growth of its net profit and sustainable value creation for its shareholders.

The activities of SNS REAAL are organised in five primary business units:

- *SNS Bank: Retail & SME Banking* -- This business unit offers banking products in the field of mortgages and savings and investments for both the private and SME markets. In addition to SNS Bank, this unit also comprises ASN Bank, BLG Hypotheken, CVB Bank and SNS Securities. As at 1 July 2006 SNS Asset Management became an independent unit and as such is part of the Group Activities of SNS REAAL.
- *SNS Bank: Property Finance* -- This business unit carries out banking activities in the field of real estate investment and project financing. In 2006, this unit only contained the acquired activities of SNS Property Finance; the property financing that is at the moment still part of SNS Bank's Retail & SME Banking unit will be transferred to Property Finance in 2007.
- *REAAL Verzekeringen: Life insurance* -- This business unit offers life and pension insurance policies to the private and SME markets. The REAAL Verzekeringen Leven unit includes the REAAL Levensverzekeringen and Proteq Levensverzekeringen.
- *REAAL Verzekeringen: Non-life insurance* -- This business unit offers non-life insurance policies with respect to property and mobility, bodily injury and disability. The REAAL Verzekeringen Schade unit includes the REAAL Schadeverzekeringen and Proteq Schadeverzekeringen.
- *Group Activities* -- The Group Activities include the business units that are managed directly by the Executive Board and whose income and expenses are not attributed to the other business units. The Group Activities unit includes SNS REAAL Invest and since 1 July 2006 SNS Asset Management.

Key financials

The following chart shows SNS REAAL's key financial figures:

SNS REAAL

Total Income	€3,567 mn
Net Profit	€371 mn
Total Assets	€79,742 mn
Shareholders' Equity	€3,200 mn
ROE	12.7% (1)
Double Leverage	107.8%
Employees (average FTEs)	5,609

100% — **SNS Bank**

Total Income	€768 mn
Net Profit	€214 mn
Total Assets	€64,651 mn
Shareholders' Equity	€2,097 mn
ROE	14.1% (2)
Efficiency Ratio	62.6%
Tier I	8.2%
Total Capital Ratio	11.2%
Employees (average FTEs)	3,197

100% — **REAAL Verzekeringen**

Total Income	€2,795 mn
Net Profit	€170 mn
Total Assets	€16,591 mn
Shareholders' Equity	€1,304 mn
ROE	13.6%
Operational Cost / Premium Ratio	13.8%
Life Solvency	236%
Non-life Solvency	279%
Employees (average FTEs)	1,791

Note: All financial data based on IFRS
(1) RoE has been calculated with weighting the share issue in May
(2) RoE has been calculated with weighting the paid-in share premium of December

Note: All financial data based on IFRS
(1) RoE has been calculated with weighting the share issue in May
(2) RoE has been calculated with weighting the paid-in share premium of December

Competitive strengths

The Company believes it has the following competitive strengths:

Focus on the Netherlands, client groups and core products

SNS REAAL has developed a great deal of expertise in developing, selling and distributing financial retail products in the Netherlands. Resources and management focus is concentrated on core product and client groups, which partly explains the organisation's great innovative capacity.

Operational efficiency

In the Dutch banking sector, SNS REAAL has a good efficiency ratio and in the Dutch insurance sector, a strong operational costs/premium ratio. SNS REAAL is a flexible and efficient organisation with a short time-to-market for its products. SNS REAAL is capable of rapidly making a good return on the companies it acquires, inter alia by cost synergies, as has been demonstrated in recent years.

Innovation

Thanks to its efficient organisation, its specialisation in the retail and SME markets and a stimulating business culture, SNS REAAL is frequently able to create outstandingly innovative products and services.

Distribution

The diversification in distribution channels leads to a high return on sales effort, making it possible for SNS REAAL to capitalise on specific opportunities in each distribution channel (including through brand policy) and promote cross-selling. Cooperation with intermediaries is also strong. This is important particularly in the mortgage and insurance markets where clients look for (independent) advice before buying/investing in products.

Moderate risk profile

Focusing on a limited number of banking and insurance products for retail and SME clients, especially in the Netherlands, mitigates the risk profile. SNS REAAL has no subprime lending operations.

Track record of acquisitions

SNS REAAL is itself the result of a series of mergers and acquisitions (see "**History**") whereby management has gained experience in integration processes and delivery of synergies. In addition to organic growth, acquisitions have also contributed to the growth of SNS REAAL's business and profits. Acquisition decisions at SNS REAAL are based on strong strategic and business fit, strengthening of existing market positions or expansion in new markets, moderate integration and execution risk, and attractive level of achievable synergies, thus creating value and contributing to stated financial targets. SNS REAAL intends to continue its disciplined acquisition strategy.

Profitable growth

SNS REAAL has identified several sources of organic growth: distribution and bank and insurance products and services.

SNS REAAL has carefully maintained its cost base while realising growth in income. Furthermore, SNS REAAL's product and services and distribution partnerships allow for cost efficient growth. In addition, SNS REAAL intends to grow by selective acquisitions.

Strategy

SNS REAAL's strategy rests on three pillars: structural value creation, focus on retail and SME clients and structural growth.

Structural value creation

SNS REAAL wishes to create value for all its stakeholders and in particular for its shareholders, clients, staff and society. SNS REAAL creates growth and returns for its shareholders through proper risk management. SNS REAAL expects to achieve this for its clients by offering accessible and transparent products that allow the clients to manage their financial future. SNS REAAL's staff is best served in this capacity by offering them the scope to develop their talents, while SNS REAAL serves society best through the sustainable development of the Company based on balanced concern for social, ethical and environmental issues (see for example the SNS REAAL Sustainability Report 2006, which can be found on the Company's website).

The pillars of SNS REAAL's approach to value management are:

Income diversification

The combination of banking and insurance activities leads to a diverse composition types of income: interest income, commissions, premium income, result on investments, thus making the overall inflow relatively stable. Furthermore, the effects on banking and insurance income of interest rate changes tend to compensate one-another to a certain extent. SNS Bank and REAAL Verzekeringen aim to achieve diversification of income by developing or acquiring companies with products that are well aligned with their existing activities.

Distribution

SNS REAAL offers its own products using its own distribution channels as well as using partners' distribution channels. Intermediaries, forming part of the distribution channels, play a major role by offering advice to consumers and building brand awareness. Moreover, SNS REAAL distributes third-party products through its distribution channels. SNS REAAL views its distribution role as an important opportunity for creating value and seeks to strengthen it. Options include further developing the use of the internet and enhancing market prominence, by improving the efficiency and effectiveness of advisory services, improving the alignment of do-it-yourself concepts to advisory functions and by increasing the use of SNS REAAL's own distribution channels to sell the products of others.

Adequate return, moderate risk

The main objective is to improve and maintain market positions thanks to powerful, innovative products and distribution methods. Growing returns, however, must go hand in hand with cost control, the efficient use of capital, a strict pricing policy and risk management.

Long-term relationships

SNS REAAL invests great effort into developing and maintaining long-term relationships with its clients and intermediaries. SNS REAAL wishes to offer its clients accessible and transparent products. SNS REAAL seeks to guarantee the integrity of staff and company in product development and client contact. Monitoring client satisfaction and performing research into clients needs are important factors in developing products and services.

Cost management, synergy and economies of scale

Cost management is crucial for SNS REAAL. Its efficiency ratios are strong but will have to be improved further. Centralised product development and standardisation of products, systems and processes generate significant benefits in synergy and scale without harming the great diversity of distribution methods. SNS REAAL has gained great experience in rapidly and efficiently integrating newly-acquired activities.

Attracting, developing and retaining talent

SNS REAAL invests in its staff and thereby in its structural development. SNS REAAL offers an extensive programme of talent and leadership development. SNS REAAL supports professional courses and 'training on the job'. Further, SNS REAAL stimulates mobility within the group as this improves creativity and benefits innovation and synergy within the Company.

Responsible entrepreneurship

SNS REAAL offers a broad range of responsible products and services, and aims to operate responsibly and supports social projects and activities. SNS REAAL looks to combine responsible and commercial entrepreneurship. The main features in this regard are accessibility, transparency and integrity.

Focus on retail and SME clients in the Netherlands

SNS REAAL focuses on a number of client and product groups in the Netherlands. This leads to the efficient use of resources, distinctive brands and market positioning, and a moderate risk profile. In 2006, SNS REAAL expanded its strategic focus on its core products with products for property finance through the acquisition of Bouwfonds Property Finance. This strengthened SNS REAAL's position in the SME market.

Client groups

SNS REAAL targets retail and SME clients. SNS REAAL's markets are characterised by narrow margins, a broad product range, the growing use of the internet and clients who look for a provider capable of quickly and effectively meeting their changing needs with appealing products. Customer focus is about product development, data processing, marketing and client contact. SNS REAAL has embedded client focus throughout the organisation, where it plays an important role in its training and educational programmes.

Product groups

SNS REAAL offers three product groups: mortgages and property finance, savings and investments and insurance (life, pensions, non-life and disability). SNS REAAL wants to be amongst the market leaders in these product areas. By choosing a limited number of product groups, SNS REAAL is able to standardise many products and modules, and use resources and staff efficiently and with focus. Some of SNS REAAL's SME banking products are based on those designed for retail clients. SNS REAAL also develops specific products for the SME market. SNS REAAL's specialty products in property finance are developed by SNS Property Finance.

Netherlands

SNS REAAL focuses its financial resources and management attention on the Dutch market. SNS REAAL also to some extent develops real estate financing products in order to serve its Dutch clients who are located abroad.

Structural growth

SNS REAAL seeks profitable growth in its activities. This is necessary to ensure continuity and to maintain and improve the market positions of SNS REAAL. In a competitive market like the Netherlands, scaling up can often make an important contribution to achieving higher returns. Expanding income streams and seeking new sources of income, for example through alliances, are central themes, as is the need to look for new ways to structurally reduce costs.

SNS REAAL's growth strategy over the coming years is based on the following main drivers: savings and investments, the SME market, property finance, distribution, pensions, disability insurance and non-life insurance, and growth via acquisitions and strategic cooperation.

Savings and investments

Given the ageing population and the increasing personal responsibility of citizens to provide for their own pensions, SNS REAAL sees good growth opportunities for savings, investments and insurance products in this area, such as pensions.

SME clients

With the acquisition of Bouwfonds Property Finance, SNS REAAL became one of the major players in the Dutch market for property finance. This acquisition is in line with SNS REAAL's ambition of earning a greater share of profits from SME clients. SNS Bank's services now have two pillars: SNS Business Advice and SNS Property Finance. SNS Business Advice distributes its products through the existing channels. SNS Business Advice will in the future concentrate on fully collaterized lending: business mortgages, thus further lowering the risk profile of the SME loan book. As a specialist in business mortgages, SNS Business Advice can benefit from the expertise, reputation and market and client information of SNS Property Finance. Furthermore, SNS Business Advice offers savings and investment products to SME clients.

For the coming years SNS Bank expects to realise a higher rate of growth from SME clients than from retail clients. Both SNS Bank and REAAL Verzekeringen see good growth opportunities in the SME market. Business mortgages are a target growth area in SNS Bank's retail product portfolio. Other target growth areas for REAAL Verzekeringen are non-life insurance packages and defined contribution pensions for the SME market.

The cost reductions (circa 200 FTEs) resulting from the STP projects and the reorganisation of the SME business in the second half of 2007 are likely to produce the anticipated savings on expenses.

Property financing

SNS Property Finance wants to become a recognised international real estate financier.

Disability insurance

A growth market for disability and absenteeism insurance with good margins has developed as a result of a retreating government.

Distribution

Substantial growth could come through the better use and further improvement of the existing distribution channels, including in particular the internet, development of new franchise formulas and further expansion of the number of distribution channels, e.g. via activities in adjacent segments and use of partners' distribution channels.

On 14 May 2007, SNS REAAL signed the agreement for the acquisition of Regio Bank N.V. from ING Bank. Upon successful completion of the acquisition of Regio Bank, it will be merged with CVB Bank and will continue doing business under the name SNS Regio Bank. The combination of Regio Bank and CVB Bank serves a franchise network of approximately 800 intermediaries. See "**Specialised brands -- CVB Bank**".

Acquisitions

The listing of SNS REAAL in 2006 has enhanced SNS REAAL's acquisition strength. Interesting potential acquisitions include companies which can contribute towards strengthening its existing market positions and expanding into adjacent segments. Important criteria include moderate risk in the field of integration and execution and opportunities for cost and revenue synergies, enabling SNS REAAL to create value, maintaining its solvency standards and in achieving its financial goals. In 2006, SNS REAAL acquired Bouwfonds Property Finance, the remaining 60% in Route Mobiel and Van Leeuwenhoeck Research. On 14 May 2007, SNS REAAL signed the agreement for the acquisition of Regio Bank from ING Bank.

The following are SNS REAAL's current financial and operational objectives for the period 2007 – 2009.

Capital ratio

- SNS REAAL double leverage less than 115%.
- SNS Bank BIS ratio more than 11%.
- SNS Bank Tier 1 ratio more than 8%.
- Life capital ratio more than 150%.
- Non-Life capital ratio more than 200%.

Return and efficiency

- Growth of earnings per share of 10% per annum on average, starting in 2006 up to year-end 2009, including acquisitions funded with existing capital.
- Return on shareholders' equity of 15% per annum on average after tax.
- Efficiency ratio SNS Bank of 55% as per year-end 2009.
- Operating cost/premium ratio REAAL Verzekeringen of 13% as per year-end 2009.
- Combined ratio for non-life insurance operations of 97% as per year-end 2009.

Operational

- Market share in new mortgages: 8-10%.
- Market share in overall savings: 6-8%.
- Market share individual life insurance 14-17%.
- Market share non-life insurance: 4-6%.
- Top 5 position in disability insurance in 2009.

Products

SNS REAAL's product offering consists of three main product groups: mortgages and property finance, savings and investments, and insurance. The corresponding product centres are responsible for market intelligence, product development, and marketing of these three core product groups. Innovation of products, services and distribution is essential to SNS REAAL's positioning and a driving force behind growth and profitability. SNS REAAL has formalised its development and innovation processes in which various teams participate to translate macro and customer needs into new products and service concepts.

Mortgages and property finance

Mortgages

SNS REAAL is one of the larger players in the Dutch retail mortgage market. SNS REAAL had a market share, based on number of new mortgages, of 8.0% in 2006, compared to 8.3% in 2005. SNS REAAL's total mortgage portfolio increased by 5.6% from €42.6 billion at year-end 2005 to €44.9 billion at year-end 2006.

SNS REAAL's market share can be partially attributed to specific and innovative products, such as *Plafondrente*, *Ideaalrente* and *Stabielrente*. These are mortgage products with interest rate solutions for specific customers. *Plafondrente* is a mortgage product with a variable interest rate, which provides the customer with the opportunity to benefit from interest rate cuts without full exposure to interest rate increases as the maximum rate is capped. *Ideaalrente* has an interest rate based on five-year average interest rates, whereas *Stabielrente* provides a stable interest rate within a pre-defined range. These products offer customers interest rate stability while maintaining relatively low interest rates.

SNS REAAL has introduced several product (distribution) concepts, which the Company believes to be significant and will continue to introduce such concepts. Relevant mortgage related products are *BLG Pensioen Optimaal Hypotheek* (mortgage product intended for elderly people) and *SNS Bedrijfshypotheek* (flexible SME mortgage product). In May 2006, SNS Bank introduced *SNS Budget Hypotheek*, which is a mortgage in which the traditionally build in optionalities are made explicit and for the customer to choose. This product was awarded European mortgage product of the year by the European Financial Management & Marketing Association (EFMA).

Property finance

In 2006, SNS REAAL expanded its core products with products for property finance through the acquisition of Bouwfonds Property Finance. The activities of Bouwfonds Property Finance have been consolidated in the SNS REAAL figures since 1 December 2006. The activities continue under the banner of SNS Property Finance. This acquisition offers access for SNS REAAL to many new customers in the property finance market and supports SNS REAAL's growth in the SME markets.

Per 31 December 2006 SNS Property Finance had €8.8 billion of loans outstanding and employed 246 FTE. SNS Property Finance was founded in 1991 and since then experienced solid growth in the Netherlands and abroad. SNS Property Finance started its international activities in 1992 based on a "follow-your-client" or, as it is also called, a "Dutch Link" principle. This means that the majority of the transactions relate to foreign activities by SNS Property Finance's Dutch clients. A portfolio of approximately €2 billion has been built up outside the Netherlands.

SNS Property Finance's knowledge of all phases of the property value chain and its risk assessment capabilities enable it to offer a one-stop-shop financing solution. In addition, its property knowledge enables the company to take a higher stake in the projects it finances and often allows it to take an equity stake as well. The company will continue to focus on the mid-market segment with its one-stop-shopping concept.

SNS Property Finance has sophisticated credit rating tools in place that work on the basis of the Basel II Advanced Internal Ratings Based approach. SNS Property Finance estimates credit risk by assessing the probability of default and the 'Loss Given Default'. Both real estate as well as the debtor characteristics are taken into account, by making an assessment of the financial strength of the asset, the asset characteristics, the strength of the sponsor and the security package. The results of the probability of default assessment are presented in the 'Uniform Credit Rating'.

The business unit SNS Property Finance Netherlands is active in investment financing and it services professional and private investors, (non-)listed funds, real estate funds as well as investors active in condominium conversion. It targets investors that seek leveraged finance solutions for their investments. The product offering consists of mid to long term loans, lease products and condominium conversion financing. The latter normally require tailor-made solutions. At 31 December 2006, the investment financing portfolio amounted to €5.6 billion (including €0.7 billion leasing). The existing portfolio of larger Dutch mortgages of approximately €3 billion that is currently part of the product group mortgages at SNS Bank will be moved to SNS Property Finance in 2007.

The business units SNS Property Finance Netherlands and SNS Property Finance International offer tailor-made short-to-mid-term project financing. The product offering consists of land, construction and trade finance. As at 31 December 2006, SNS Property Finance's project financing portfolio amounted to €3.2 billion.

Savings and investments

Savings

The average savings of account holders in the Netherlands is amongst the highest in Europe. In 2006, the total savings account balances in the Netherlands increased by 4.3% from €211 billion at year-end 2005 to €220 billion at year-end 2006. The market share of SNS REAAL on the savings market grew from 6.0% at year-end 2005 to 6.3% at year-end 2006. This was mainly as a result of the successful products *SNS SpaarMix*, *ASN Optimaalrekening*, *ASN Ideaalsparen* and *CVB SpaarPlus*. For *SNS Spaarmix* almost 79,000 new savings accounts were opened in 2006. The total amount of savings (withdrawable on demand) at SNS Bank, ASN Bank and CVB Bank increased by 10.9% to €13.7 billion.

SNS REAAL offers a wide range of savings products, which are distributed mainly through SNS REAAL's banking subsidiaries. Savings products can be divided into three categories:

- Instant access bank accounts with a variable interest rate
- Fixed interest, single deposit accounts with no or limited access
- Periodical deposits with variable or fixed interest rates

SNS Bank's savings products include:

- *SNS Internetsparen*: 24-hour access to the Internet account and easy withdrawal
- *SNS Internetsparen Xtra*: extra interest is paid on money which is not withdrawn for six months or longer
- *SNS Spaarmix*: relatively high interest rate and easy access to investments in the SNS and ASN investment funds, with no transaction costs and a 1% fee charged on withdrawal of funds
- *SNS Maxisparen*: savings account with a fixed, limited monthly deposit and a high interest rate of 4%.
- *SNS Mazzelsparen*: an account with a monthly opportunity to double the balance or win a lottery prize. Account holders receive interest and compete each month for the 'balance doubler' and various other cash prizes.

SNS Bank also introduced Internet savings propositions targeted at SME clients, such as *SNS Zakelijk Internet Sparen* and *SNS Zakelijk Internetsparen Extra*. SME clients had on deposit with SNS Bank a total of €2.7 billion as at year-end 2006.

ASN Bank offers its customers a distinctive range of socially responsible-focused savings and investment products, with attractive and innovative features. ASN Bank manages its clients' savings and investment funds according to strict, transparent and ethical criteria. ASN Bank introduced a number of successful savings products in the last years such as *ASN Internetsparen*, an Internet savings account of ASN Bank, the *ASN Optimaal* account, making it possible for ASN clients to save and invest in ASN investment funds through a single product. Another product which contributed to this success is *ASN Ideaalsparen*, which offers a relatively high interest rate but requires a constant monthly deposit of between €50 and €250. Furthermore, it offers unlimited withdrawals at no costs, provided that funds are available.

Compared to year-end 2005, total number of clients of ASN Bank increased by 20% to 318.000 and total savings increased by 33% to €2.7 billion at year-end 2006.

Investments

SNS REAAL offers a full range of investment products for retail customers, from do-it-yourself propositions in the area of stock picking and fund selection to personal portfolio management for wealthy individuals.

Do-it-yourself proposition

SNS Effectenlijn offers the retail and SME investor, Internet and telephone brokerage services on the leading European exchanges. This user-friendly service distinguishes itself by charging a simple and transparent all-inclusive fee. *SNS Effectenlijn* was the first discount broker in the Netherlands.

SNS FundCoach is an Internet fund supermarket offering easy access to investment funds of asset managers such as AXA Rosenberg, Credit Suisse, DWS, Fidelity, Merrill Lynch and Robeco, and specialist asset managers such as East Capital, Skagen and Pictet. The growing popularity of investing in mutual funds in a cost effective way caused an increase in AUM and number of accounts. AUM of *SNS FundCoach* increased by 97.7% from €298 million at year-end 2005 to €589 million at year-end 2006 (including the *SNS Managed Account* product).

Advisory products

SNS Vermogensprisma is an investment management concept used to assist customers with their asset allocation using the SNS mutual fund family.

SNS Effecten Adviesdesk (securities advisory desk) is a service providing customers with individual investment advice on the basis of model portfolios used to structure the advice (total AUM and advisory of €675 million at year-end 2006).

Wealth management products

SNS Managed Account addresses the need for personal investment advice for smaller portfolios, starting at €20,000. Based on the customer profile, a tailor-made portfolio of investment funds is set up, discussed with the customer, and actively managed by SNS Bank. On the *SNS FundCoach* website, the customer is able to follow his portfolio and recent transactions on-line, while quarterly reports are also available. *SNS Vermogensbeheer* offers management of individual portfolios starting at €250,000.

Investment funds

The AUM in SNS Bank funds increased by 21% from €2.2 billion at year-end 2005 to €2.7 billion at year-end 2006. The funds are managed by SNS Beleggingsfondsen Beheer B.V. and listed on Eurolist by Euronext. The following funds are offered

- *SNS Wereld, Euro, Amerika, Azië, en Nederlands aandelenfonds*: Global, European, America, Asia, and the Netherlands equity funds
- *SNS Duurzaam Aandelenfonds*: Investing in the more sustainable European companies
- *SNS Hoogdividend Aandelenfonds*: High dividend European and American stocks
- *SNS Euro Mixfonds*: approximately 50% European equity, 50% European bonds
- *SNS Euro Vastgoedfonds*: European real estate
- *SNS Euro Obligatiefonds*: Investment grade European bonds
- *SNS Euro Liquiditeitenfonds*: Investment grade European money market instruments

Under the ASN Bank brand, 7 investment funds are offered. The AUM increased by 19% to €1.2 million at year-end 2006. The funds are managed by ASN Beleggingsinstellingen Beheer B.V. The following ASN Bank labelled funds are offered:

- *ASN Aandelenfonds*: equity of global sustainable companies
- *ASN Obligatiefonds*: bonds of European sustainable companies, and government bonds
- *ASN Mixfonds*: a balanced mix of the *ASN Aandelenfonds* and *ASN Obligatiefonds*
- *ASN Groenprojectenfonds*: investing in loans to fiscally facilitated environmentally friendly projects
- *ASN Milieu & Waterfonds*: investing in global environment and water
- *ASN Novib fonds*: investing in micro-financing in developing countries
- *ASN Small & Midcap fonds*: investing in small and mid-sized European companies

Insurance

Total GWP volume has increased from €1,789 million in 2005 to €2,007 million in 2006, despite total GWP being negatively impacted by the new financing agreement with the SNS REAAL pension fund (see "**OPERATING AND FINANCIAL REVIEW -- Accounting principles -- Pensions and the SNS REAAL pension fund**"). SNS REAAL's total GWP volume in 2006 contained €1,560 million in life insurance (2005: €1,443) and €447 million in non-life insurance (2005: €346 million).

SNS REAAL has introduced several product (distribution) concepts which the Company believes to be significant and will continue to introduce such concepts. Of particular importance was the product distribution concept/Internet proposition *Snelverzekeraar*.

Furthermore, the following products were important for REAAL Verzekeringen: a new disability product line, the PP3 unit-linked universal life product package, *Levensloopsparen* (savings account for long-term leave or early retirement), *Pensioen Optimaal Hypotheek*, *ZekerheidsPensioen* (pension product which is primarily developed for SME clients), *Reisverzekeringen* (travel insurance), *Dier & Zorg* (pet insurance) and *Bedrijven Totaalplan* (SME insurance product including all general non-life insurances). In addition, REAAL Verzekeringen believes it is well positioned in several distribution segments such as underwriting agents and white labelling partnerships. Finally, Proteq's Internet distribution proposition PION aims to offer a complete simple risk non-life product package based on a full Straight Through Processing (**STP**) back and front-office.

Life insurance

Individual

REAAL Verzekeringen maintained its market position as one of the large providers of individual life insurance. Net income from regular premium insurance rose by 7.6% and income from single premium rose by 10.4% in 2006. The market for products based on regular premiums grew by 7.6% in 2006. Life-cycle savings products, in particular, contributed to this. Excluding life-cycle savings products, market volume remained stable. Slower growth in mortgages had a negative effect as the number of new mortgage-related life insurance policies slowed compared with 2005.

There was strong competition on price in the market for single premium products. Premium income was at the same level as in 2005, and the market share fell slightly. The life-cycle savings market is dominated by a limited number of parties that are linked to large pension funds. For that reason, insurance companies such as REAAL Verzekeringen have limited positions in this market. Excluding the life-cycle savings products segment, SNS REAAL's market share grew from an estimated 15.2% to an estimated 15.7%. Including the life-cycle savings products segment, SNS REAAL's market share decreased from 15.2% to 14.7%.

Group and semi-group

REAAL Verzekeringen strengthened its position in the pension market, especially in the market for semi-group pensions. In this market REAAL Verzekeringen is now the third largest player in the Netherlands, particularly due to a differentiated range of defined contribution plans. In this market, REAAL Verzekeringen offers master agreements to employers for their employees' pension insurance. Premium income in group and semi-group pension insurance showed a marked increase compared to 2005.

Just like last year, there was a growing demand for owner-managers plans to fit their situation. On the other hand, group pensions were cut back at an increasing number of companies by replacing final pay pension plans by career average pension plans.

Innovation, renewal and expansion

In 2006, REAAL Verzekeringen introduced new products and rates in its life insurance segment. The idea is for REAAL Verzekeringen to match with increasing precision the real risks its customers face with the right type of cover, so that they do not pay unnecessarily for too much

insurance cover. A good example of this is the non-smoker premium on life insurance and the distinction between mortgages that are and are not linked to life insurance policies.

REAAL Verzekeringen widened access to its life insurance products by adjusting the acceptance criteria of death risk insurance, enabling a limited group of people with HIV to take out such insurance. In addition, it launched a new stand-alone insurance policy combining savings and investments with death cover. Accessibility is one of the main themes of SNS REAAL's sustainability policy. Marketing activities linked to helping good causes are also part of that policy. In 2006, REAAL Banking Services launched a marketing event offering to donate €10 to the charity KiKa in aid of children with cancer for every new investment account opened.

To support the sale of personal pension and investment plan products, REAAL Verzekeringen introduced a calculation module on the internet which sets consumers' payout levels and duration of benefits. In addition it developed web TV for employees. Employees are able to watch informative video clips on the internet that explain personal pension and investment plan products of REAAL Verzekeringen, and the national regulations involved.

The pension market in the Netherlands is undergoing significant changes (see "**INDUSTRY OVERVIEW**"). The Company believes that the gradual retreat of the Dutch government from providing pension provisions and increasing pressure on pension funds are likely to lead to a shift in demand by retail customers for pension products. To further sustain growth, REAAL Verzekeringen has recently launched a number of products including the newly developed universal life and semi-group pension products, for example *Groeps Individueel Pensioen Plan*.

Legislation effective from January 2006 allows employees to save money for long-term leave or early retirement (*Levensloop*; see "**INDUSTRY OVERVIEW**"). SNS REAAL offers customers a flexible account with the opportunity to invest money in a savings account and/or investment funds and/or insurance products and the ability to switch between them. *Levensloop* services are offered on an individual basis and as a collective/group contract with an interest bonus for its participants. REAAL Verzekeringen has also added the option of a specific yearly bonus arrangement. The Company believes that next to mortgages, the *Levensloop* product range may trigger (further) financial planning by customers. The Company believes it is well positioned to benefit from this new legislation given SNS REAAL's presence in both the banking and insurance market.

Furthermore, developments in the housing market may provide REAAL Verzekeringen with opportunities for further growth, which could strengthen its market share in mortgage-related life insurance products. Customer offerings for the housing market include the *ParticipatiePlan*, which is a universal life product comprising different products aimed at wealth accumulation for different purposes (mortgages, savings, investments, pensions). Key selling points of *ParticipatiePlan* are its flexibility (adaptation during the life of customers), its transparency (seven products with clear purposes and no overlap) and its cost structure (customers only pay for what they actually use). The Company believes its *ParticipatiePlan* product range is still amongst the most innovative in the market for universal life insurance products.

Non-life insurance

The non-life insurance market in the Netherlands is fragmented in comparison to the life insurance market. Total net premium income of non-life products increased by 27.2% from €323 million at year-end 2005 to €411 million at year-end 2006. The increase in total non-life income reflects primarily the acquisition of Nieuwe Hollandse Lloyd in September 2005 and the growth of Proteq Non-Life. Sectors that contributed strongly to growth were fire and transport insurance.

REAAL Verzekeringen non-life's total income rose from €363 million to €452 million (+24.5%). The SME non-life package introduced in 2005 was adjusted and expanded. Income developed favourably, particularly in building, liability and transport insurance. The underwriting agents' business played an increasingly important role alongside the intermediaries in serving the SME market with non-life products. As the number three player in the authorised agency market for non-life insurance, REAAL Verzekeringen has achieved its longer term ambitions in this area. In

the second half of 2006, a complete product line for disability insurance was introduced. This was a great success, and led, in collaboration with SNS Assurantiën B.V., to a collective contract in the glass industry.

Insurer Proteq's income from non-life grew marginally to €47 million. Proteq further extended its internet based product offering. Virtually all insurance policies can be taken out on internet, based on a fully automated acceptance process. Proteq's portfolio showed strong growth driven by the sale of Animal Health insurance and Route Mobiel breakdown assistance contributed to this. The number of Route Mobiel customers rose in 2006 to over 161,000.

Car insurance plays an important role in the basic insurance packages and helps influence price reputation. In the second half of 2006 there was fierce price competition. The general level of premiums for car insurance fell considerably. REAAL Verzekeringen was able to consolidate its market position in these difficult circumstances, in part because of a successful special offer in September.

The recent introduction of the Work and Income Act has had a major negative impact on the income risks of employers and employees. Many employers have not yet organised any supplementary cover for Work and Income Act liability for their employees, and those who have taken out some form of cover, have in many cases opted for the lower-impact risk of the WGA law (*Werkhervattingsregeling Gedeeltelijk Arbeidsgeschikten*), a supplementary insurance which only responds to the WGA law. Of all independent employers and owner-managers of small businesses, many have no appropriate or occupational disability insurance cover, offering good prospects in the market for occupational disability insurance offers good growth prospects.

With the introduction of a complete product line, REAAL Verzekeringen took an ambitious first step in carving out a leading position in this market. As from the end of 2005, the existing group occupational disability insurance policies were converted into policies allowed under the new Work and Income Act.

In cooperation with Goudse Verzekeringen, a number of new products were launched, such as three absenteeism products and four insurance products for the Work and Income Act. In October 2006, REAAL Verzekeringen introduced a complete range of new and renewed income and Work and Income insurance products.

The range consists of three product groups: individual disability insurance, group disability insurance and absenteeism insurance. What sets REAAL Verzekeringen apart in this market is its unique, client-focused risk and cover differentiation. An example of client-focused risk cover is the product option in the REAAL Verzekeringen income insurance *Opstap* en *Zakelijk* of the associated intermediaries. Disability insurance is highly specialised, mainly targeted at entrepreneurs, and involves large sums of money, requiring high-level advice.

In the product group car insurance, the differentiation in rates has been expanded with the addition of new factors that determine pricing, such as power, brand and body design. This makes the price-quality ratio more attractive for a large number of consumers. In the product group travel insurance, REAAL Verzekeringen was the first insurer to offer customers the opportunity to expand cover at the last moment using text messaging.

In 2006, REAAL Verzekeringen launched a new branding campaign which zoomed in on the risk and opportunities of daily life, as seen through the eyes of an insurer. The message being that the calculation of risk and probability is at the heart of the insurance business. The goal of the branding campaign is to keep REAAL Verzekeringen's name recognition on a constant and stable level.

Proteq's animal and animal health insurance range was completely renewed and adapted to the rapidly changing circumstances in the veterinary world. Consumers can now chat directly with Proteq employees. This option appeared to meet a rapidly growing need.

Disability

In 2004, SNS REAAL added disability insurance to its product portfolio. The Company believes that disability insurance is a logical extension of the life insurance and pension business (income

protection). In addition, the Company believes that changes in applicable Dutch legislation will open up a formerly government-controlled market and offer a good opportunity for further expansion (see "**INDUSTRY OVERVIEW -- Disability insurance market reforms**"). REAAL Verzekeringen has extended its Service Centre Insurance (**SCI**) to process individual disability insurance products, including policies to cover housing expenses in case of disability (*woonlastenverzekering*). In November 2005, SNS REAAL entered into a cooperation agreement with De Goudse Verzekeringen, in terms of which REAAL Verzekeringen sells De Goudse Verzekeringen disability insurance products for SMEs under the REAAL Verzekeringen brand. The Company believes it can expand in the disability insurance market segment as it is able to offer ease of administration, fast payment processing of claims due to its Internet-based proposition *REAALverzuim.nl*, and complete reimbursement for prevention and reintegration services.

Distribution

The development of new and innovative distribution channels is as important to the strategy of SNS REAAL as the innovation of its products. Changes in the distribution landscape in the Netherlands due to, among other things, the growth in the use of the Internet and new legislation have given SNS REAAL the opportunity to access new markets and gain market share.

SNS REAAL uses various channels to distribute and market its products and services (a multi-channel approach). This includes indirect distribution channels such as intermediaries, underwriting agents and various forms of partnerships and direct distribution channels such as SNS Bank's branch network and the Internet and call centres.

The Company considers it important to explore different distribution methods as a way to maintain a leading position and to learn from different approaches to customers. Current examples are Route Mobiel (insurance cover for mobile emergency repair services for cars) and SNS FundCoach. SNS REAAL aims to further develop these initiatives into successful businesses and intends to build on these experiences of innovation in distribution.

Intermediaries

The intermediary channel is the most important distribution channel for SNS REAAL. In principle, SNS REAAL works with intermediaries on a non-exclusive basis. Mortgage volume generated through SNS Bank intermediaries amounted to €3.0 billion in 2006. This volume is relatively balanced between the top 10 intermediaries. In 2006, 19.5% of new regular life insurance business and 9% of GWP in non-life insurance was generated by the top 10 intermediaries. Similar to its mortgage income, SNS REAAL's GWP is relatively evenly split between the top-10 intermediaries used by SNS REAAL. The Company believes it has a strong position with intermediaries due to sound processing capabilities, a flexible IT infrastructure, flexible product offerings based on a standardised and modular approach, transparent and sound pricing, reliable service levels and fair commission levels.

SNS Bank intermediaries

In 2006, approximately 78% of all mortgages were generated through the indirect channel of SNS Bank. This can be explained by the growth at BLG Hypotheekbank and CVB Bank who only use the intermediary channel. Prospective customers are invited by the nearest SNS Bank branch for an introductory meeting which enables customer account managers to actively cross-sell other products and services and establish a banking relationship with the customer as if the customer was sourced directly by SNS Bank. SNS Bank is therefore able to market this customer base directly and on its own accord.

SNS Bank has an active relationship with approximately 3,000 intermediaries at year-end 2006, which generated €3.0 billion of mortgage loans in 2006.

SNS Assurantiën is an intermediary of SNS Bank which focuses on offering a wide range of insurance products to SME clients. The distribution channels of SNS Bank are actively used to promote the offerings of SNS Assurantiën (*Verzeker op maat* product range).

REAAL Verzekeringen intermediaries

REAAL Verzekeringen uses different intermediary channels for distributing its products and services. Apart from the independent intermediary this includes underwriting agents (non-life insurance only), independent financial advisor (**IFA**) networks (mostly life insurance) and partnerships. In 2005, the largest distribution channels for life insurances in terms of GWP were intermediaries and partnerships and the independent intermediary channel for non-life insurance. REAAL Verzekeringen has chosen to focus on the top 200 intermediaries and aims to terminate its relationship with non-profitable intermediaries.

IFA networks

Recently, IFA networks have established themselves as important partners in the Dutch life insurance market, acting as agents between insurance companies and intermediaries. These networks, among other services, offer small and medium-sized intermediaries specific product packages and commission arrangements.

REAAL Verzekeringen partners with most of the larger IFA networks. Due to efficient back-offices and flexible IT systems, the Company believes it is able to create relevant solutions for its distribution partners. The Company believes that the growth realised through its IFA networks proves its ability to successfully partner with intermediaries.

Franchise organisations

Franchise organisations are another important distribution channel for REAAL Verzekeringen, in particular for life insurance products. In general, the franchisee operates under a franchise agreement, in a business model developed by the company offering the franchise (the franchisor). The rights granted to the franchisee may include the use of the franchisor's trade marks, trade names and other intellectual property, access to the franchisor's know-how, and access to a supply network of products and services. As a general policy, REAAL Verzekeringen no longer seeks equity interests in franchise organisations. In the past few years REAAL Verzekeringen divested most of the participating interests previously acquired. Currently, it holds a minority interest in Hypotheek Visie. In 2006, REAAL Verzekeringen generated 34% of its new business in life insurance through franchise organisations/partnerships.

Underwriting agents

Currently, there are approximately 350 underwriting agents (*volmachten*) in the Netherlands (source: IG&H Management Consultants), of which REAAL Verzekeringen serviced approximately 131 in 2006. The acquisition of the Zurich portfolios and the acquisition of Nieuwe Hollandse Lloyd led to an increase of 57 in the number of underwriting agents engaged by SNS REAAL. Underwriting agents report on a monthly basis to REAAL Verzekeringen to ensure that claim ratios are kept under control.

The premium volumes generated by REAAL Verzekeringen through underwriting agents was €143 million in 2006. The Company believes that REAAL Verzekeringen has a significant number of the most important underwriting agents in the Netherlands under contract. REAAL Verzekeringen is focused on increasing the production volumes per underwriting agent. IG&H market research indicates that REAAL Verzekeringen was the primary insurance provider for 30% of the Dutch underwriting agents at year-end 2006 under contract with REAAL Verzekeringen.

Distribution partnerships

Since 2001, distribution partnerships have played an important role in the sales activities of SNS REAAL and have contributed significantly to the growth of REAAL Verzekeringen. This concept was developed by SNS REAAL in order to establish alliances with third parties aimed at increasing its distribution platform and sales. Next to existing partnerships a number of other partnerships have been developed during this period, such as DSB Groep N.V. and Coöperatie Univé U.A.

The Company believes that the quality of REAAL Verzekeringen's products and its back-office capabilities have proven to be a competitive advantage in securing new partnerships. REAAL Verzekeringen also underwrites white labelled products, allowing its partners to use their own

marketing and sales organisations and brand names while benefiting from the strengths of the products and the back-office processes of REAAL Verzekeringen, including supply chain integration and STP of REAAL Verzekeringen (see "**Straight Through Processing**").

SNS Bank's distribution network

Branch network

The Company believes that a branch network with nationwide coverage is of strategic importance to SNS Bank. Although new customers are increasingly attracted to innovative direct distribution channels, converting these new customers into relatively stable banking relations requires the presence of a branch network. The branch network and SNS Bank's Internet proposition are integrated in its 'clicks and bricks' approach whereby advice-based concepts and products are fully supported and complemented by do-it-yourself based concepts and products. SNS Bank maintains real-time and on-line customer information, and has integrated its marketing efforts and administrative systems to support its 'clicks and bricks' approach (see "**The Internet**").

The roll-out of ATMs and the Internet made it possible for SNS Bank to decrease the number of branches and realise the productivity gains made possible by these new technologies. SNS Bank continues to optimise its branch network, closing down or refurbishing existing branches and opening branches in new areas in order to ensure that it has local presence throughout the Netherlands. From 2004 to 2006, SNS Bank closed a total of 32 bank branches. By carefully selecting these branches, the decrease in the number of branches did not have a negative effect on market shares and sales volumes in the relevant areas. By the end of 2006, SNS Bank had a total of 168 branches, of which 21 were located in the Randstad area. The Company expects to increase the number of its branches located in the Randstad area to approximately 25 by the end of 2007 and to further decrease the number of branches in the rest of the country.

SNS Bank's branch network is an important means of cross-selling products to SNS REAAL's customers. This involves selling packaged products (for example *Woonpakket* for retail customers and *Zaak op Maat* for SME clients), selling additional banking and insurance products and services to customers sourced by intermediaries (for example life insurance and investment funds), and providing REAAL Verzekeringen with an additional distribution channel for simple risk products. In 2006, 5% of new regular life insurance business and 10% of non-life insurance GWP of REAAL Verzekeringen was generated through the branch network.

SNS Direct

In addition to branches and intermediaries, SNS Bank has a direct distribution channel through SNS Direct. As direct distribution is becoming increasingly important in the Dutch financial services industry, SNS Direct is expected to contribute to the growth of SNS REAAL's market share and to support the distribution of new products. SNS Direct provides customer services via telephone, an interactive voice response system and the Internet, called "Live@dvies" in which clients can communicate with an advisor of SNS Bank about products and services of SNS Bank, with sound and vision, via the internet. All this enables advisors to sell mortgages, consumer and business credit products and life and non-life insurance policies via call centres. SNS Direct is further developing these call centre services for the other brand names within SNS REAAL. *SNS Live@dvies* is a good example of how internet and advisory services can be brought together.

The Internet

SNS Bank

In addition to a more traditional branch offering, SNS Bank is developing a self service concept for its customers focused on Internet-based solutions, including messaging and webcam. This concept is supported by interactive ATMs and call centres. Information, transactions, advice, sales and services will be bundled into one customer proposition. For intermediaries, SNS Bank offers an Extranet whereby a tracking and tracing system is in place to monitor the status of mortgage applications.

SNS Bank has developed a recognised Internet banking and investments platform and estimates that 70% of customer payment transactions are handled through the Internet, and that approximately 75% of all investment transactions are handled through the Internet. The Internet propositions are translated to most of its specialised brands. In addition, *SNS FundCoach*, on a separate platform, offers customers an Internet fund supermarket and easy access to investment funds of international asset managers.

The next stage for SNS Bank is to develop a sales driven Internet solution supporting the branch organisations and its intermediaries and offering customers the opportunity to buy SNS Bank products. An early example is *SNS Snelverzekeraar* offering customers the opportunity to buy one or more of eight simple risk non-life insurance products, including product packages. SNS Bank has started offering savings products, fund accounts and insurance products on the Internet only. SNS Bank will continue to invest in its Internet proposition to customers and intermediaries.

REAAL Verzekeringen

REAAL Verzekeringen recognises three levels of Internet-based propositions and is in the process of developing an integrated approach: virtual intermediaries, websites of traditional intermediaries and REAAL Verzekeringen website, *reaal.nl*, which is used for sales and administrative reporting.

Virtual intermediaries

To attract potential customers, REAAL Verzekeringen believes that one should have the opportunity to directly and immediately buy insurance policies at any time of day. This may require intermediaries to become underwriting agents or to fully integrate their back-offices with REAAL Verzekeringen's back-office.

Websites of traditional intermediaries

REAAL Verzekeringen aims to selectively support intermediaries, primarily being the larger nationwide and regional intermediaries, franchise organisations and IFA networks. The smaller ones are supported through *reaal.nl* for lead and traffic generation.

Reaal.nl

Customers looking for insurance products can orientate themselves on the REAAL Verzekeringen Internet site. This not only includes details of premium levels, but also other information, such as product features and the possibility to structure the product to meet the customer's personal situation. Customers wanting to buy insurance products are requested to choose from a list of participating intermediaries based on their postal code and the type of insurance. Those seeking personal advice will be directed, via *reaal.nl*, to a particular intermediary.

Specialised brands

The main brands of SNS REAAL are SNS Bank and REAAL Verzekeringen. SNS REAAL also works with a number of brands that target specific markets, such as ASN Bank, BLG Hypotheken, CVB Bank, Proteq, SNS Property Finance, SNS Asset Management, SNS Securities and Route Mobiel.

ASN Bank

ASN Bank, a wholly-owned subsidiary of SNS Bank, is one of the largest sustainability-focused banks in the Netherlands. The bank's products and services are aimed at improving the sustainability of society, under the general principles of 'People, Planet, and Profit' (so-called triple P). All deposits are invested in projects and companies that take into account human rights, animal rights and the environment. The Company believes that ASN Bank is a trendsetter in the development of sustainability-focused investment products. The bank also offers its ASN Bank labelled investment funds such as *ASN Aandelenfonds*, *ASN Obligatiefonds*, *ASN Mixfonds*, *ASN Groenprojectenfonds*, *ASN Milieu & Waterfonds*, and *ASN Novib fonds* (see "**Products -- Savings and investments**"). At year-end 2006, ASN Bank had approximately 318,000 customers, an increase of 20% compared to year-end 2005. At year-end 2006, total funds

entrusted amounted to €3.8 billion of which €2.6 billion was in savings deposits (an increase of 33% compared to 2005) and €1.1 billion was in AUM through the ASN Bank investment funds. The Company believes that ASN Bank will benefit from a growing trend in the consumer market to invest in sustainability-focused products and services. ASN Bank operates mainly as a direct writer, using telephone, the Internet and mail as its distribution channels. In addition, its products and services are also offered through, among others, the branches of SNS Bank and *SNS FundCoach*.

BLG Hypotheekbank

BLG Hypotheekbank, a wholly-owned subsidiary of SNS Bank, sells mortgages via intermediaries such as mortgage advisors, insurance agents and real estate agents. BLG Hypotheekbank is positioned as a low cost mortgage provider, whilst offering SNS Bank further exposure amongst intermediaries. BLG Hypotheekbank is able to benefit from the product development and IT investments of SNS Bank and, therefore, is able to maintain a competitive and attractive proposition in the market. In October 2005 it was awarded the *Zilveren Spreekbuis* (elected by intermediaries), commending its well-run organisation and its ability to meet expectations. In addition, its *Pensioen Optimaal Hypotheek* was adjudged best mortgage product in February 2006 by the Institute for International Research. The mortgage portfolio of BLG Hypotheekbank was €9.7 billion at year-end 2006. The total income of BLG Hypotheekbank amounted to €59.1 million in 2006.

CVB Bank

CVB Bank, a wholly-owned subsidiary of SNS Bank, offers a full banking franchise formula, and markets and distributes a wide range of SNS REAAL mortgages, insurance policies, and savings and investment products and services. CVB Bank is a major supplier of a franchising formula for banking services in the Netherlands. Since 2003, CVB Bank has expanded and upgraded its network and franchising formula, which initially led to a reduction in the number of franchisees. While maintaining the improved quality, the number of franchisees has substantially grown since 2003. At year-end 2006, CVB Bank had 425 franchisees, compared to 330 at year-end 2003. Through the franchise formula a presence is established in those areas, which are no longer directly serviced by branches of SNS Bank. CVB Bank was adjudged "Best Provider of banking services" in May 2005 by Independer and had the highest employee satisfaction in the Netherlands for companies with less than 1,000 employees according to Effectory in February 2005. CVB Bank has benefited from general divestments and closures of bank branches in the Netherlands. The mortgage portfolio of CVB Bank was €3.2 billion at year-end 2006, while the savings portfolio was €1.6 billion at year-end 2006. The total income of CVB Bank amounted to €33.2 million in 2006.

Further to the franchising formula, CVB Bank offers banking services to REAAL Verzekeringen's intermediaries through *REAAL Bancaire Diensten*, including savings accounts, investment accounts and service accounts (incorporated in *ParticipatiePlan*; see "**Products -- Insurance**"). Currently, approximately 1,600 intermediaries act as agents for REAAL Bancaire Diensten. Their sales efforts mainly focus on investment funds. At year-end 2006, approximately 71,500 customers were being provided with services and approximately €320 million of assets had been accumulated.

On 14 May 2007, SNS REAAL signed the agreement for the acquisition of Regio Bank from ING Bank. Upon successful completion of the acquisition of Regio Bank, it will be merged with CVB Bank and both will continue doing business under the name SNS Regio Bank. See "**OPERATING AND FINANCIAL REVIEW -- Acquisitions -- Regio Bank**". SNS Bank currently has a moderate visibility throughout the Netherlands with approximately 170 branches. The combination of Regio Bank and CVB Bank serves a franchise network of approximately 800 intermediaries, which could significantly benefit the visibility of the SNS brand. Since the products of SNS Bank and the future SNS Regio Bank are scheduled to be harmonized, the number of points of sale for SNS Bank products will increase importantly. This also means leverage on the marketing spend of SNS Bank.

Proteq

Under the Proteq brand name, REAAL Verzekeringen markets and distributes both its life and non-life insurance products directly to retail and SME clients. Direct sales are realised through telephone, the Internet and mail. Proteq's ambition is to develop its business model further towards an internet insurer. Proteq is specifically known for its *Dier & Zorg Verzekering* that provides health and accident insurance for pets. By the end of 2005 Proteq had introduced a significant upgrade of its Internet proposition (calculate, buy, maintain or claim). GWP volumes after two years of significant reorganisations increased to €69 million in 2006, comprising 1.026.000 clients.

SNS Asset Management

SNS Asset Management manages the investment funds of SNS Bank and ASN Bank, the investments of REAAL Verzekeringen and SNS REAAL pension fund as well as assets for institutional investors. SNS Asset Management also performs specialised investment research in the field of responsible entrepreneurship. In the course of 2006, SNS Asset Management was repositioned from its position within SNS Bank to a separate direct subsidiary of the Company. The Company believes this will enable SNS Asset Management to better service the banking and insurance operations within SNS REAAL and also supports the external focus of SNS Asset Management.

The total AUM increased by 14.7% from €14.3 billion at year-end 2005 to €16.4 billion at year-end 2006. The increase mainly reflected a rise in the number of clients at SNS Bank and REAAL Verzekeringen, new inflow through existing clients and as a consequence of positive market developments, in particular price increases on the equity markets. The adjusted strategy led to growth in the number of clients for sustainability research. The results of SNS Asset Management developed positively.

In December 2006, SNS Asset Management introduced the SNS Institutional Microfinance Fund, a fund that aims to stimulate the approach of a social problem in a number of emerging markets while providing a good return to investors. The SNS Institutional Microfinance Fund is specifically targeted at institutional investors.

SNS Securities

SNS Securities, a wholly-owned subsidiary of SNS Bank, is a broker and dealer in the Netherlands, providing institutional research, brokerage, investment banking and private customer services to a diversified customer base, which includes financial institutions, corporations and high-net-worth individuals. SNS Securities is a leading liquidity provider in shares of small and mid-cap companies listed on Euronext Amsterdam, with an estimated market share of approximately 10% (source: Company). SNS Securities also acts as listing and paying agent for investment funds and exchange traded funds. Research is primarily distributed through the Internet and major data vendors, such as First Call, Reuters, I/B/E/S, Multex, Investext and Bloomberg.

Other activities of SNS Securities include equity capital markets, acquisition finance, prime brokerage, portfolio management and private customer brokerage, and clearing and settlement.

In 2005, SNS Securities strengthened its fixed income expertise by acquiring the fixed income portfolio of Van Der Hoop Bankiers N.V. and employed the teams of this entity's fixed income dealer/brokers, wealth managers and investment advisors.

In 2006, SNS Securities acquired the activities of Van Leeuwenhoeck Research in order to widen its offering of securities research and advice to institutional investors. Through the acquisition, SNS Securities gained access to the biotechnology niche as Van Leeuwenhoeck Research is specialised in fundamental research and value analysis of biotechnology companies and in advising investors looking to invest in this type of company.

SNS Property Finance

SNS Property Finance is an international customised property financing and participation company that conducts its financing operations on the basis of real estate expertise. Each project requires its own individual solutions, and SNS Property Finance covers the full spectrum of real estate financing. Together with its clients, SNS Property Finance can combine these options creatively, resulting in optimal financing solutions. Per 31 December 2006 SNS Property Finance had €8.8 billion of loans outstanding and employed 246 FTE.

Route Mobiel

Route Mobiel is a breakdown road assistance service in partnership with Europ Assistance (see www.routemobiel.nl). Route Mobiel serves as a supplementary distribution channel for SNS REAAL's non-life insurance. Route Mobiel has shown strong growth since its start up in 2004 and had 161,000 clients at year end 2006. The activities of Route Mobiel are complementary to those of REAAL Verzekeringen, because drivers subscribing to Route Mobiel are potential clients for SNS REAAL's other insurance products.

Service centres and information technology

The innovation strategy of SNS REAAL is facilitated by service centres that enable the implementation and processing of new products and services, and facilitate new service and distribution concepts (for example white labelling and the Internet). Currently, all back-office processes are grouped into one of the four service centres: mortgages, securities, payment services and insurance.

The service centres are organised as cost centres providing services to all brands and distribution channels of SNS REAAL on the basis of service level agreements between the service centres and the operating units. The service centres are managed and benchmarked on the quality of service and cost levels. In-sourcing of activities enhances productivity and reduces costs per unit.

Service Centre Mortgages

The Service Centre Mortgages (**SCM**) services the main brands of mortgages of SNS REAAL using digital processing of mortgage files and automated workflow management. At year-end 2006, SCM employed 94 FTEs, excluding an approximate 25 FTEs flexworkers. Over the years, SNS REAAL managed to decrease its widespread locations for the different mortgage service centres from 8 (in 1998) to a single location, located in Utrecht. Its previous four systems have been bundled into two systems and it is expected to converge to a single system platform.

In 2007, SNS REAAL intends to outsource the REAAL portfolio of SCM which concerns approximately 23 FTEs. Accordingly, approximately 71 FTEs on the SNS Bank part will remain in the SCM portfolio. In April 2007, SCM was handling a portfolio of approximately 317,500 mortgage loans which contains 57,500 third party loans in the REAAL files that are intended to be outsourced. As a result, 260,000 SNS Bank mortgage files would remain within SCM.

Service Centre Securities

The Service Centre Securities (**SCS**) services all brands and channels within SNS REAAL with regard to securities orders. Next to the retail business services, SCS also handles all wholesale transactions for SNS Asset Management. Retail and SME clients maintain a cash and securities account managed by SCS. SNS Securities has its own back-office facilities, based on specific brokerage transactions without custody. At year-end 2006, SCS employed 28 FTEs. SCS is located in 's-Hertogenbosch. It is a compact organisation capable of realising 95% STP for retail and SME transactions. At year-end 2006, SCS had approximately €17 billion assets in custody and was handling approximately 1.5 million transactions per year, including mutual funds.

Service Centre Payment Services

The Service Centre Payment Services (**SCB**) offers payment services for all brands and all channels within SNS REAAL and is responsible for archiving customer-related documents, which it does using SNS REAAL's Document Imaging System. SCB is located in Arnhem and at year-end 2006

employed 94 FTEs. SCB is planning to further enhance its STP grade in the near future, which is currently at 90%, amongst the highest in the Netherlands.

Service Centre Insurance

The Service Centre Insurance (**SCI**) provides services to the brands of SNS REAAL and third party brands from one location, using one system and one process for each product group and distribution channel. All back-office activities relating to insurance operations are organised in SCI. The implementation was finalised in 2002 by eliminating all remaining legacy systems. At year-end 2006, SCI employed 900 FTEs.

REAAL Verzekeringen's expertise in the areas of back-office processes and migration of legacy systems onto one platform have enabled REAAL Verzekeringen to increase the speed with which product innovations can be launched and new regulations can be implemented.

Straight Through Processing

Straight Through Processing (STP) refers to the total automation of all stages in the business process from application to acceptance and administration and requires integrated back-offices and systems. SNS REAAL considers the implementation of STP of importance in order to maintain a competitive advantage as STP should result in:

- Improvement of performance, quality, output time and availability
- Scalability, both during performance peaks and on a structural basis
- Process and systems innovation
- Cost efficiencies

STP is implemented for SCB (completed in 2002) and SCS (completed in 2003) and is subject to continuous review for improvements. Within these two service centres a minimum STP grade of 90% has been achieved. FTE reductions amounted to 25% (SCB) and 50% (SCS). In 2005, a project was commenced implementing STP in SNS Bank's mortgage mid-office and REAAL Verzekeringen's back-office (excluding disability insurances). The Company expects that all STP projects will be completed by the end of 2009.

SNS Bank

Concerning SCM, an STP project is underway to further increase the STP grade in its mid-office processes and systems. SNS Bank has set targets so as to reduce overall costs by 40% in this service centre. In addition, the Company believes that STP could result in automatic acceptance of 70% of applications according to strict predetermined criteria.

The cost reductions (circa 200 FTEs) resulting from the STP projects and the reorganisation of the SME business in the second half of 2007 are likely to produce the anticipated savings on expenses.

REAAL Verzekeringen

As a result of the redesign of REAAL Verzekeringen's acceptance system, automatic acceptance for non-life insurance operations increased to 40% of volumes in 2006 and automatic acceptance for mortgages/insurance increased to 92% in 2006 (automatic quotes). An STP roadmap for processes and systems is being designed in respect of pension products. Efficiencies have already been realised, among other things in current account administration and handling of claims. Overall, the Company believes that further efficiencies can be achieved, which could lead to a significant reduction of FTEs from the level of 900 FTEs at year-end 2006 in accordance with other STP projects within SNS REAAL.

Information technology (IT)

SNS REAAL has integrated banking IT systems and integrated insurance IT systems in place. The direct banking and insurance operations are characterised by a 24 hours a day and seven days a week (24/7) operation, offering continuous service to customers. Indirect mortgage and insurance operations have a 16 hours a day, five days a week (16/5) operation, in line with the intermediaries' business hours.

SNS REAAL has separate IT organisations for its banking operations and for its insurance operations, each focusing on different needs of separate front and mid-office system requirements, as well as separate customer characteristics (business-to-consumer and business-to-business). However, information and communication technology policies, activities and investments are combined as much as possible, resulting in, for example, one corporate network and joint decisions on infrastructure, IT procurement, architecture and intranet facilities. Each IT organisation is structured similarly in order to facilitate cooperation.

SNS REAAL has only a few remaining legacy systems. During the integration of its legal predecessors as well as in respect of recent acquisitions, SNS REAAL has integrated its operations and systems in the relevant core systems, creating a single system platform for each of the various operations (Nieuwe Hollandse Lloyd retail non-Life and traditional life systems are phased out; full systems integration is aimed to be finalised in the course of 2007, the integration process is on track). Each of SNS Bank and REAAL Verzekeringen has a custom-built core IT system. The single system approach is also used for specific areas such as the custom-built core IT system for the administration of investment products, Flexcube is for the back-office administration of financial markets and foreign payments, and the Info Image system for document imaging. The Company considers its IT a core strength whereby any change only needs to be implemented once due to lack of functional redundancy. Most core systems are custom-built.

SNS Bank's management information is based on a corporate warehouse approach based on a common data-warehouse for the banking operations. An equivalent warehouse will be developed for REAAL Verzekeringen.

The Company believes it has a good track record for providing services through the Internet. Similarly, Internet-based applications are used for all brands, thus ensuring economies of scale and enhancing speed of implementation. Customer surveys and industry awards illustrate that SNS REAAL's use of IT adds to its reputation.

Security of its IT systems is important to SNS REAAL. SNS REAAL is further improving its security architecture to ensure that all security measures are aligned. Key systems are mirrored within SNS REAAL, with a view to ensuring continuity in all events. All legacy systems of the insurance operations, excluding those of Nieuwe Hollandse Lloyd, have been replaced or migrated to the core system.

SNS REAAL Invest

SNS REAAL Invest was created to participate in the equity and risk capital of companies and private equity funds broadly related to the activities of a financial institution. In 2002, SNS REAAL decided to unwind SNS REAAL Invest as it believed that the volatility of earnings of SNS REAAL Invest did not match SNS REAAL's moderate risk profile. In 2003, the holdings of SNS REAAL Invest amounted to a book value of €456 million and as at year-end 2006 the book value equalled €46 million.

SNS REAAL Invest sold most of its participations and over 90% of its investments. However, a few investments still remain in SNS REAAL Invest's portfolio such as minority stake of 40% in Masterfleet N.V. (leasing).

SNS REAAL sold its remaining 40% minority interest in La Ser Lafayette Services Nederland B.V. to La Ser Lafayette France. The purchase price for the minority interest is €36 million, resulting in a book profit of €14 million for SNS REAAL.

The remainder of the investment portfolio of SNS REAAL Invest comprises 7 investments, predominantly in funds. In addition to holding these investments, SNS REAAL Invest continues to provide funding for some of its investments.

Socially responsible business practices

SNS REAAL adheres to socially responsible business practices and intends to implement these practices in its business as much as possible.

SNS REAAL aims to have products and services which are easy to use and easy to access. In respect of accessibility, SNS REAAL pays extra attention to customers with a physical handicap, for

example by developing its website in consultation with various interest groups, by making Internet banking at SNS Bank available for the visually-impaired and by making its branch offices and ATMs accessible for wheelchair-bound persons.

SNS REAAL not only applies its social-responsibility focus to its products and services, but also to its organisation and employees, for example by promoting and facilitating voluntary work by employees. SNS REAAL co-operates with various organisations which help employees who want to do voluntary work to put their intentions into action. Further, SNS REAAL grants special leave with full pay to employees for certain activities. SNS REAAL also supports, through SNS REAAL Fonds, social and charitable projects (nationwide, regional and local) with a focus on culture and education, emancipation, and nature and environment.

In addition, ASN Bank and SNS Asset Management are SNS REAAL's specialists in particular when it comes to sustainability-focused practices. ASN Bank has sustainability as its mission. Savings and investments are only invested in companies, institutions and governments which particularly consider the interest of 'People, Planet, and Profit' (see "**Specialised brands -- ASN Bank**"). SNS Asset Management specialises in sustainable asset management. Its sustainability analysis department employs a unique work methodology (see "**Specialised brands -- SNS Asset Management**").

History

SNS REAAL has deep roots in Dutch society. Its origin goes back to local savings banks and to insurance companies which are partly related to the labour unions and the social-democratic movement. SNS REAAL is the result of several mergers, originally divided into two groups of companies, SNS Groep N.V. and REAAL Groep N.V.

SNS Groep N.V. was the result of the merger of two savings banks, Stichting Spaarbank Limburg and Stichting Gelders-Utrechtse Spaarbank, in 1987. From 1989 onwards, SNS Groep N.V. merged with several other regional savings banks, for instance with Stichting Bondsspaarbank Midden, Noord en Oost Nederland in 1990, with the Stichting Bondsspaarbank Centraal en Oostelijk Nederland in 1991 and with Stichting Spaarbank Rivierenland in 1993.

In 1994, SNS Groep N.V. acquired NOG Verzekeringen N.V. Banque de Suez Nederland N.V. (including its subsidiary Suez Nederland Securities N.V., currently named SNS Securities N.V.) was acquired from Banque Indosuez in 1996. In that same period, SNS Groep N.V. also acquired other financial institutions, such as BLG Hypotheekbank and CVB Bank.

REAAL Groep N.V. originates from the merger of various entities, including Concordia, De Centrale (which both have a long history and roots in the trade union and the social democratic movement), De Centrale Volksbank, Hollandse Koopmansbank and Algemene Spaarbank voor Nederland. From 1990 to 1997, REAAL Groep N.V. grew significantly by, among other things, acquiring Proteq Verzekeringen in 1991. Helvetia Nederland was acquired in 1995, followed by Hooge Huys Verzekeringen in 1996.

In 1997, SNS Groep N.V. merged with REAAL Groep N.V. As a result of this merger, NOG Verzekeringen was integrated into REAAL Verzekeringen. Hollandse Koopmansbank and ASN Bank became subsidiaries of SNS Bank. Since 1997, the Company has been the sole shareholder of SNS Bank, REAAL Verzekeringen and SNS REAAL Invest, and has continued to acquire companies.

SNS REAAL was listed on Euronext Amsterdam in May 2006. In December 2006, SNS REAAL acquired Bouwfonds Property Finance.

Litigation

SNS REAAL is involved in legal proceedings which may have significant effects on its financial position or profitability, may cause damage to its reputation or which are otherwise considered material to SNS REAAL's business.

SNS Bank and REAAL Verzekeringen have been drawn into litigation against one of their intermediaries, Wagner & Partners. Wagner & Partners advised its customers to invest part of their respective loans in, among other things, investment funds and securities leasing products

(which were not provided by SNS Bank). Some of these customers claimed damages from SNS Bank, most of which claims were settled. However, SNS Bank may not be able to settle the remaining claims and more claims could be filed against SNS Bank and REAAL Verzekeringen. REAAL Verzekeringen (indirectly) holds 20% of Wagner & Partners, but has not been involved in the management of Wagner & Partners.

SNS REAAL's subsidiary Route Mobiel has been sued by the Dutch motorists' association ANWB for misleading advertising. ANWB won the first court case and appeal is now pending. SNS REAAL has not formed a provision for this case.

In addition to the legal proceedings summarised above, SNS REAAL is engaged in certain further legal proceedings as a defendant and is subject to certain claims of third parties, in some cases involving significant amounts of money. However, the Company believes that the claimants in these further proceedings have a limited chance of success.

Selected Consolidated Financial Information

The selected consolidated financial information set forth below is that of SNS REAAL and should be read in conjunction with "**OPERATING AND FINANCIAL REVIEW**" and the consolidated financial statements, and comparative figures, and notes thereto included in "**FINANCIAL INFORMATION**". See also "**CERTAIN NOTICES TO INVESTORS -- Presentation of financial and other information**". The selected consolidated financial information set forth below may not contain all of the information that is important to investors.

Consolidated Financial Information of SNS REAAL

Table: Consolidated profit and loss account of SNS REAAL

(in EUR millions)	2004 IFRS; excl. IFRS 4 / IAS 32,39	2005 IFRS	2006 IFRS
Interest income banking operations	2,111	1,996	2,314
Interest expenses banking operations	1,518	1,374	1,715
Net interest income banking operations	***593***	***622***	***599***
Premium income	1,689	1,789	2,007
Reinsurance premiums	39	44	49
Net premium income	***1,650***	***1,745***	***1,958***
Commission and management fees receivable	127	153	171
Commission and management fees due	12	24	24
Net commission and management fees	***115***	***129***	***147***
Share in the result of associates	44	9	13
Result on investments	640	549	627
Result on investment for insurance contracts on behalf of policy holders	126	394	215
Results on derivatives and other financial instruments	-7	31	6
Other operating income	13	1	2
Total income	**3,174**	**3,480**	**3,567**
Technical expenses on insurance contracts	1,406	1,313	1,391
Technical expenses on insurance contracts on behalf of policy holders	431	782	663
Acquisition costs for insurance contracts	122	167	218
Value adjustments to financial instruments and other assets	71	60	35
Staff costs	451	443	503
Depreciation and amortisation on tangible and intangible fixed assets	42	38	41
Other operating expenses	218	201	209
Other interest expenses	75	60	48
Total expenses	**2,816**	**3,064**	**3,108**
Operating profit before taxation	**358**	**416**	**459**
Taxation	70	93	88
Net profit for the year	**288**	**323**	**371**
Net profit attributable to minority interests	--	--	--
Net profit attributable to shareholders	**288**	**323**	**371**

Note: All figures are derived from the audited annual accounts.

Table: Consolidated balance sheet of SNS REAAL before profit appropriation

(in EUR millions)	2004 IFRS; excl. IFRS 4 / IAS 32,39	2005 IFRS	2006 IFRS
Assets			
Goodwill and other intangible assets	369	559	883
Tangible fixed assets	300	302	320
Investment in associates	51	126	139
Investment property	125	129	135
Investments	8,233	9,953	10,626
Investments for insurance contracts on behalf of policy holders	2,798	3,426	3,955
Derivatives	103	1,174	943
Deferred tax assets	167	132	66
Reinsurance contracts	269	365	338
Loans and advances to customers	42,551	46,143	56,700
Loans and advances to credit institutions	3,421	4,207	3,769
Corporate tax	31	189	250
Other assets	480	307	658
Cash and cash equivalents	1,074	1,076	960
Total assets	**59,972**	**68,088**	**79,742**
Equity and liabilities			
Share capital	340	340	383
Other reserves	1,252	1,865	2,498
Retained profit	288	323	319
Equity attributable to shareholders	***1,880***	***2,528***	***3,200***
Third party interests	--	--	--
Group equity	***1,880***	***2,528***	***3,200***
Participation certificates and subordinated debts	1,443	1,616	1,664
Debt certificates	23,464	25,654	31,259
Technical provisions, insurance operations	11,330	12,658	13,283
Provision for employee benefits	187	76	68
Other provisions	50	44	29
Derivatives	42	976	692
Deferred tax liabilities	82	324	243
Savings	10,973	12,333	13,678
Other amounts due to customers	6,346	7,078	6,479
Amounts due to credit institutions	2,442	3,419	7,534
Corporate tax	--	4	13
Other liabilities	1,733	1,378	1,600
Total equity and liabilities	**59,972**	**68,088**	**79,742**

Note: All figures are derived from the audited annual accounts.

Consolidated financial information of SNS Bank, REAAL Verzekeringen, the Company and SNS REAAL Invest

In addition to the consolidated financial information of the Company and its subsidiaries, this document contains the consolidated financial information of SNS Bank and its subsidiaries, of REAAL Verzekeringen and its subsidiaries and of the Company and SNS REAAL Invest.

SNS Bank

Table: Consolidated profit and loss account of SNS Bank

(in EUR millions)	2004 IFRS; excl. IFRS 4 / IAS 32,39	2005 IFRS	2006 IFRS
Interest income banking operations	2,111	1,996	2,314
Interest expenses banking operations	1,540	1,401	1,747
Net interest income banking operations	***571***	***595***	***567***
Commission and management fees receivable	121	138	153
Commission and management fees due	12	24	33
Net commission and management fees	***109***	***114***	***120***
Share in the results of associates	-3	1	-1
Result on investments	21	26	67
Results on derivatives and other financial instruments	-7	33	15
Other operating income	2	-4	--
Total income	**693**	**765**	**768**
Value adjustments	59	50	36
Staff costs	251	258	283
Depreciation on tangible and intangible fixed assets	28	27	25
Other operational expenses	160	172	173
Total expenses	**498**	**507**	**517**
Operating profit before taxation	**195**	**258**	**251**
Taxation	44	54	37
Net profit for the year	**151**	**204**	**214**
Net profit attributable to minority interests	--	--	--
Net profit attributable to shareholders	**151**	**204**	**214**

Note: All figures are derived from the audited annual accounts.

Table: Consolidated balance sheet of SNS Bank before profit appropriation

(in EUR millions)	2004 IFRS; excl. IFRS 4 / IAS 32,39	2005 IFRS	2006 IFRS
Assets			
Goodwill and other intangible assets	12	12	214
Tangible fixed assets	164	153	163
Investment in associates	5	2	34
Investment property	1	1	6
Investments	1,704	1,641	2,038
Derivatives	70	915	804
Deferred tax assets	32	85	39
Loans and advances to customers	41,645	45,225	56,248
Loans and advances to credit institutions	2,478	4,118	3,607
Corporate tax	2	50	106
Other assets	300	299	436
Cash and cash equivalents	829	597	687
Total assets	**47,242**	**53,098**	**64,382**
Equity and liabilities			
Equity attributable to shareholders	1,313	1,440	2,097
Third party interests	--	--	--
Group equity	***1,313***	***1,440***	***2,097***
Participation certificates and subordinated debts	1,167	1,150	1,448
Debt certificates	23,198	25,465	30,841
Provision for employee benefits	--	--	--
Other provisions	29	23	24
Derivatives	28	939	682
Deferred tax liabilities	3	119	97
Savings	10,973	12,333	13,678
Other amounts due to customers	6,927	7,494	7,019
Amounts due to credit institutions	2,295	3,103	7,299
Corporate tax	--	--	7
Other liabilities	1,309	1,032	1,190
Total equity and liabilities	**47,242**	**53,098**	**64,382**

Note: All figures are derived from the audited annual accounts.

REAAL Verzekeringen
Table: Consolidated profit and loss account of REAAL Verzekeringen

(in EUR millions)	2004 IFRS; excl. IFRS 4 / IAS 32,39	2005 IFRS	2006 IFRS
Premium income	1,689	1,789	2,007
Reinsurance premiums	39	44	49
Net premium income	***1,650***	***1,745***	***1,958***
Commission and management fees receivable	31	43	50
Commission and management fees due	--	--	--
Net commission and management fees	***31***	***43***	***50***
Share in the result of associates	--	2	3
Result on investments	618	545	576
Result on investment for insurance contracts on behalf of policy holders	126	394	215
Results on derivatives and other financial instruments	--	-2	-9
Other operating income	10	5	2
Total income	**2,435**	**2,732**	**2,795**
Technical expenses on insurance contracts	1,406	1,313	1,391
Technical expenses on insurance contracts on behalf of policy holders	431	782	663
Acquisition costs for insurance contracts	140	188	240
Value adjustments to financial instruments and other assets	9	7	-2
Staff costs	151	127	146
Depreciation and amortisation on tangible and intangible fixed assets	14	11	16
Other operating expenses	60	69	74
Other interest expenses	55	41	34
Total expenses	**2,266**	**2,538**	**2,562**
Operating profit before taxation	**169**	**194**	**233**
Taxation	41	54	63
Net profit for the year	**128**	**140**	**170**
Net profit attributable to minority interests	--	--	--
Net profit attributable to shareholders	**128**	**140**	**170**

Note: All figures are derived from the audited annual accounts.

Table: Life insurance operations

(in EUR millions)	2004 IFRS; excl. IFRS 4 / IAS 32,39	2005 IFRS	2006 IFRS
Gross premium income	1,372	1,443	1561
Outward reinsurance premiums	-18	-21	-14
Premium income own account	***1,354***	***1,422***	***1,547***
Investment income for own account	589	516	543
Investment for insurance contracts on behalf of policyholders	126	394	215
Investment income attributed to Non-technical account*	--	-34	-70
Result on investments	***715***	***876***	***688***
Gross	-1,658	-1,158	-1148
Reinsurers' share	15	18	31
Benefits/claims	***-1,643***	***-1,140***	***-1,117***
Gross	27	-703	-644
Reinsurers' share	-2	2	-9
Changes in provision	***25***	***-701***	***-653***
Profit sharing and rebates	-63	-86	-45
Operating expenses	-147	-107	-115
Acquisition costs	-66	-102	-135
Total expenses	***-213***	***-209***	***-250***
Investment expenses	-55	-40	-32
Investment expenses attributed to non-technical account*	--	18	15
Investment expenses	***-55***	***-22***	***-17***
Other technical expenses	--	-4	-6
Result technical account	**120**	**136**	**147**

Note: All figures are derived from the audited annual accounts.
Note* : The result on investments that can be allocated to equity attributable to shareholders is presented under the non-technical account in 2005 and 2006. This was not allocated in 2004.

Table: Non-life insurance operations

(in EUR millions)	2004 IFRS; excl. IFRS 4 / IAS 32,39	2005 IFRS; incl. IFRS 4 / IAS 32,39	2006 IFRS; incl. IFRS 4 / IAS 32,39
Gross premium income	317	346	446
Outward reinsurance premiums	-21	-23	-35
Premium income own account	***296***	***323***	***411***
Gross	-2	10	2
Reinsurers' share	--	-4	--
Change in technical provision for unearned premiums and current risks	***-2***	***6***	***2***
Investment income for own account	29	29	27
Investment income attributed to Non-technical account*	--	-7	-7
Result on investments	***29***	***22***	***20***
Gross	-187	-207	-250
Reinsurers' share	14	26	26
Benefits/claims	***-173***	***-181***	***-224***
Gross	22	22	22
Reinsurers' share	-1	-9	-20
Changes in provision	***21***	***13***	***2***
Profit sharing and rebates	-2	--	--
Operating expenses	-189	-70	-80
Acquisition costs	69	-77	-94
Total expenses	***-120***	***-147***	***-174***
Investment expenses	--	-1	-2
Investment expenses attributed to non-technical account*	--	--	1
Investment expenses	***0***	***-1***	***-1***
Other technical expenses	--	-3	-13
Result technical account	**49**	**32**	**23**

Note: All figures are derived from the audited annual accounts.
Note*: The result on investments that can be allocated to equity attributable to shareholders is presented under the non-technical account in 2005 and 2006. This was not allocated in 2004.

Table: Total insurance operations

(in EUR millions)	2004 IFRS; excl. IFRS 4 / IAS 32,39	2005 IFRS	2006 IFRS
Technical result, Life	120	136	147
Technical result, Non-life	49	32	23
Total technical result	***169***	***168***	***170***
Income from investments transferred from technical account*	--	41	77
Investment expenses transferred from technical account*	--	-18	-16
Other income	2	5	2
Other expenses	-2	-2	--
Operating profit before taxation	**169**	**194**	**233**
Taxation	41	54	63
Third party interests	--	--	--
Net profit attributable to shareholders	**128**	**140**	**170**

Note: All figures are derived from the audited annual accounts.
Note* : The result on investments that can be allocated to equity attributable to shareholders is presented under the non-technical account in 2005 and 2006. This was not allocated in 2004.

Table: Consolidated balance sheet of REAAL Verzekeringen before profit appropriation

(in EUR millions)	2004 IFRS; excl. IFRS 4 / IAS 32,39	2005 IFRS	2006 IFRS
Assets			
Goodwill and other intangible assets	357	547	669
Tangible fixed assets	67	76	81
Investments in associates	--	77	69
Investment property	192	201	205
Investments	7,891	8,762	9,064
Investments for insurance contracts on behalf of policyholders	2,798	3,426	3,955
Derivatives	41	237	137
Deferred tax assets	70	30	20
Reinsurance contracts	269	365	338
Loans and advances to customers	987	986	757
Loans and advances to credit institutions	79	89	162
Corporate tax	29	39	36
Other assets	173	37	400
Cash and cash equivalents	311	584	698
Total assets	**13,264**	**15,456**	**16,591**
Equity and liabilities			
Equity attributable to shareholders	***806***	***1,190***	***1,304***
Third party interest	3	3	3
Group equity	***809***	***1,193***	***1,307***
Participation certificates and subordinated debts	132	127	120
Technical provisions, insurance operations	11,330	12,694	13,313
Provision for employee benefits	3	12	18
Other provisions	16	6	4
Derivatives	14	33	4
Deferred tax liabilities	79	199	146
Other amounts due to customers	330	369	402
Amounts due to credit institutions	129	425	663
Corporate tax	15	4	6
Other liabilities	407	394	608
Total equity and liabilities	**13,264**	**15,456**	**16,591**

Note: All figures are derived from the audited annual accounts.

The Company and SNS REAAL Invest

Table: Consolidated profit and loss account of the Company and SNS Reaal Invest

(in EUR millions)	2004 IFRS; excl. IFRS 4 / IAS 32,39	2005 IFRS	2006 IFRS
Net commission and management fees	--	--	12
Share in result of associates*	47	2	13
Result on investments	71	34	41
Other operating income	2	--	--
Total income	**120**	**36**	**66**
Value adjustments to financial instruments and other assets	3	3	1
Staff costs	49	58	74
Other operating expenses	-2	-40	-32
Other interest expenses	76	49	43
Total expenses	**126**	**70**	**86**
Operating profit before taxation	**-6**	**-34**	**-20**
Taxation	-15	-13	-10
Third party interests	--	--	--
Net profit attributable to shareholders	**9**	**-21**	**-10**

* Results of SNS Bank and REAAL Verzekeringen have not been taken into account within Results of associated companies

Note: All figures are derived from the audited annual accounts.

Table: Company balance sheet (*Vennootschappelijke balans*)

(in EUR millions)	2004 IFRS; excl. IFRS 4 / IAS 32,39	2005 IFRS	2006 IFRS
Assets			
Subsidiaries	2,148	2,662	3,451
Receivables from subsidiaries	368	388	336
Investments	--	117	191
Derivatives	--	22	2
Deferred tax assets	64	17	7
Loans and advances to credit institutions	9	--	100
Corporate tax	--	84	100
Other assets	41	11	26
Cash and cash equivalents	225	269	357
Total assets	**2,855**	**3,570**	**4,570**
Equity and liabilities			
Issued and paid up share capital	340	340	383
Share premium reserve	15	15	376
Revaluation reserve	39	38	49
Cash flow hedge reserve	--	135	89
Fair value reserve	--	203	202
Profit sharing reserve	--	38	25
Reserves required by law	10	97	173
Other reserves	1,188	1,339	1,584
Profit for the year	288	323	319
Equity	***1,880***	***2,528***	***3,200***
Subordinated debts	227	419	299
Capital Base	***2,107***	***2,947***	***3,499***
Debt certificates	266	189	418
Provision for employee benefits	184	28	20
Other provisions	5	4	1
Derivatives	8	4	6
Deferred tax liabilities	--	6	--
Corporate tax	15	--	--
Other amounts due to customers	151	245	325
Amounts due to credit institutions	77	108	246
Other liabilities	42	39	55
Total equity and liabilities	**2,855**	**3,570**	**4,570**

Note: All figures are derived from the audited annual accounts.

Operating and Financial Review

ACCOUNTING PRINCIPLES

For a description of the IFRS accounting principles applied by SNS REAAL in respect of the 2004, 2005 and 2006 consolidated financial statements, see the accounting principles described in the consolidated financial statements in "**FINANCIAL INFORMATION**".

Changes in accounting principles

Adoption of IFRS

The Company adopted IFRS as of 1 January 2005. The comparative figures for 2004 were restated under IFRS. The Company has made use of the option offered under IFRS 1 to not adjust the comparative figures for IFRS 4, IAS 32 and IAS 39.

Pensions and the SNS REAAL pension fund

In 2002, SNS REAAL adopted RJ271 as its accounting principle for pensions. The various companies' pension schemes in that period were based on a final pay scheme. In 2004, the pension schemes were changed from final pay to average pay schemes, effective from 1 January 2004. This change resulted in a release of the pension provision in the amount of €33 million gross. This amount was credited against staff costs in the profit and loss account.

In 2005, SNS REAAL's pension fund was financially separated from SNS REAAL, resulting in an independent status. From 1 January 2005, future risks and actuarial gains and losses are no longer for the account of SNS REAAL, but for the account of the participants. The accounting treatment of the pension plans changed from defined benefit to defined contribution.

Another impact of this development is that the SNS REAAL pension fund no longer reinsures its pensions with REAAL Verzekeringen (premium impact in 2004 of €127 million, €62 million for regular premiums and €65 million for single premiums, based on 2003 premiums). The pension provision of €856 million and the related investments were transferred to the SNS REAAL pension fund at year-end 2004. As part of this arrangement, SNS REAAL paid an additional amount of €105 million to the SNS REAAL pension fund in order to further strengthen its solvency position.

In addition, SNS REAAL adopted IAS 19 as part of the implementation of IFRS, resulting in a charge to equity attributable to shareholders at 1 January 2004 of €111 million net. This amount refers to the unrecognised actuarial losses as at 1 January 2004 and the transition from final pay to average pay pension schemes.

Changes in accounting estimates

With effect from 1 July 2006, capitalised interest rate rebates are amortised on an actuarial basis, rather than linearly. As a result, these rebates are taken to the income statement in line with the duration of the insurance contracts to which it relates. As a result of this change, the amortisation charge due to interest rate rebates was €11 million lower (accounted for under 'change in technical provisions') than it would have been without the change. In the next five years, too, amortisation regarding the present portfolio will be lower (on average approximately €10 million per annum, depending on future policy lapse). As from the fifth year, amortisation of the capitalised interest rate rebates will be higher than it would be according to the straight-line method. The accumulated amortisation expense for the entire duration is identical for both methods.

Changes in presentation

SNS REAAL has decided to further break down certain line items on the balance sheet and income statement as of 2006, in order to further improve the transparency of the balance sheet and income statement. Previously, these items were broken down in the notes to the balance sheet and the income statement. The comparative figures for 2005 have been restated, the 2004

figures remain unchanged (see the reclassifications as included in "**FINANCIAL INFORMATION**") The change has affected the following items:

Balance sheet:

- Corporate tax

Income statement:

- Interest income and interest expense from banking operations
- Premium income and reinsurance premiums
- Commissions and management fees receivable and commissions and management fees due

REAAL holds savings elements for mortgage loans. These savings elements have been reclassified from 'loans and advances to credit institutions' to 'loans and receivables' under the heading investments to better match the entry type.

The items 'mortgage loans to customers' and 'other loans and advances to customers' have been merged into 'loans and advances to customer'. The acquisition of Bouwfonds Property Finance has resulted in a different presentation of 'loans and advances to customers'. This presentation is now part of the notes to the balance sheet item.

The share in the result of associates (entities in which SNS REAAL has significant influence on the operational and financial policy, but no control.) is presented under income, as is customary in the industry.

The segment expenses allocation has been refined, which resulted in a reclassification of staff costs and other operational expenses at the level of REAAL Verzekeringen Life and REAAL Verzekeringen Non Life in the income statement by segment. Total operating expenses by segment are unchanged.

To increase transparency the result on investments that can be allocated to equity attributable to shareholders is presented under the non-technical account in the technical account of REAAL Verzekeringen.

Acquisitions

Nieuwe Hollandse Lloyd

SNS REAAL acquired Nieuwe Hollandse Lloyd on 20 September 2005, which increased the non-life portfolio of SNS REAAL by approximately 40%. Nieuwe Hollandse Lloyd has contributed €3.4 million to the Company's net profit for the period 20 September up to 31 December 2005.

Van der Hoop Bankiers

SNS Securities acquired the certain assets including the bond portfolio, the investment advice services and portfolio management services of Van der Hoop Bankiers on 28 December 2005. This acquisition involved a total of €79.6 million. In the context of this acquisition 19 employees of Van der Hoop Bankiers have joined SNS Securities.

Bouwfonds Property Finance

On 1 December 2006, SNS REAAL acquired Bouwfonds Property Finance B.V. which was renamed to SNS Property Finance. The acquisition of SNS Property Finance B.V. was an important strategic step because it has made SNS REAAL one of the major players in property finance in the Netherlands, a market in which SNS REAAL operates for a number of years. The existing activities of SNS REAAL in the field of property finance will be integrated in SNS Property Finance in 2007. Along with SNS Property Finance, a number of holding activities were acquired that are directly relevant to the activities of SNS Property Finance.

SNS Property Finance contributed €7 million to SNS REAAL net profit in the period from 1 December 2006 through 31 December 2006 before amortisation of the IFRS purchase accounting adjustments and higher interest expenses as a result of refinancing. After adjusting for these items, the acquisition of SNS Property Finance contributed €6 million to 2006 net profit.

Route Mobiel

In mid June 2006, Proteq Verzekeringen acquired the remaining 60% of the shares of Route Mobiel B.V. based in Utrecht. SNS REAAL has included new intangible fixed assets as a result of the acquisition. The total value of goodwill and other intangible fixed assets amounted to €9 million.

Van Leeuwenhoeck Research

In May 2006, SNS REAAL has bought the activities of Van Leeuwenhoeck Research B.V. (based in 's-Gravenhage) in order to widen its offering of securities research and advice to institutional investors. SNS REAAL has strengthened SNS Securities ability to offer fundamental research and value analysis of biotechnological companies.

Regio Bank

On 14 May 2007, SNS REAAL signed the agreement for the acquisition of Regio Bank N.V. from ING Bank. The Regio Bank shares are expected to be transferred on 1 July 2007. Upon successful completion of the acquisition of Regio Bank, it will be merged with CVB Bank and both will continue doing business under the name SNS Regio Bank.

Results of operations

This results of operations paragraph discusses and analyses the financial performance of SNS REAAL. The first part of this paragraph deals with the consolidated profit and loss account of SNS REAAL and the second part focuses on the consolidated balance sheet of SNS REAAL. Within both these subparagraphs the comparison between 2005 (IFRS including IFRS 4, IAS 32 and 39) and 2004 (IFRS excluding, as permitted, IFRS 4, IAS 32 and 39) results is presented first followed by the comparison between 2006 and 2005 (both IFRS including IFRS 4, IAS 32 and 39) results.

As a group which is active in the banking and insurance markets, SNS REAAL's net profit is subject to changes in, among other things, interest rates, capital markets and actuarial assumptions, reflecting the nature of SNS REAAL's operations. This leads to fluctuations that affect SNS REAAL's net profit. Although the size and impact of these fluctuations cannot be predicted and since these fluctuations have occurred on a regular basis and should be expected to continue to occur on a regular basis, these fluctuations should be regarded as an integral part of SNS REAAL's net profit.

Consolidated income statement

Table: Consolidated profit and loss account of SNS REAAL

(in EUR millions)	2004 IFRS; excl. IFRS 4 / IAS 32,39	2005 IFRS	2006 IFRS
Interest income banking operations	2,111	1,996	2,314
Interest expenses banking operations	1,518	1,374	1,715
Net interest income banking operations	***593***	***622***	***599***
Premium income	1,689	1,789	2,007
Reinsurance premiums	39	44	49
Net premium income	***1,650***	***1,745***	***1,958***
Commission and management fees receivable	127	153	171
Commission and management fees due	12	24	24
Net commission and management fees	***115***	***129***	***147***
Share in the result of associates	44	9	13
Result on investments	640	549	627
Result on investment for insurance contracts on behalf of policy holders	126	394	215
Results on derivatives and other financial instruments	-7	31	6
Other operating income	13	1	2
Total income	**3,174**	**3,480**	**3,567**
Technical expenses on insurance contracts	1,406	1,313	1,391
Technical expenses on insurance contracts on behalf of policy holders	431	782	663
Acquisition costs for insurance contracts	122	167	218
Value adjustments to financial instruments and other assets	71	60	35
Staff costs	451	443	503
Depreciation and amortisation on tangible and intangible fixed assets	42	38	41
Other operating expenses	218	201	209
Other interest expenses	75	60	48
Total expenses	**2,816**	**3,064**	**3,108**
Operating profit before taxation	**358**	**416**	**459**
Taxation	70	93	88
Net profit for the year	**288**	**323**	**371**
Net profit attributable to minority interests	--	--	--
Net profit attributable to shareholders	**288**	**323**	**371**

Note: All figures are derived from the audited annual accounts.

Income statement 2005 compared to 2004

Net profit attributable to shareholders

In 2005, net profit attributable to shareholders grew to €323 million from €288 million in 2004, an increase of 12.2%. Both SNS Bank and REAAL Verzekeringen contributed to this net profit growth. Their contributions were partly offset by a lower contribution from SNS REAAL Invest reflecting the results of the divestment of several activities in 2004. In 2005, no material disposals of SNS REAAL Invest's activities took place.

Table: Net profit attributable to shareholders

(in EUR millions)	2004 IFRS; excl. IFRS 4 / IAS 32,39	2005 IFRS	Change
Net profit banking operations	151	204	35.1%
Net profit insurance operations	128	140	9.4%
Net profit group activities	9	-21	-333.3%
Net profit for the year	**288**	**323**	**12.2%**



Net profit for the year split 2004 IFRS
3%
44%
53%
Net profit for the year split 2005 IFRS
41%
59%
Banking operations
Insurance operations
Group activities

The pie chart for 2005 excludes the net profit contribution of the Company and SNS REAAL Invest as their combined result was negative. Of their combined result of -€21 million in 2005, an amount of -€26 million was realised by the Company and €5 million by SNS REAAL Invest. In 2004, the result split was -€28 million and €37 million respectively.

In 2004, several participations of SNS REAAL Invest were (partly) divested: TMF Holding (International) B.V., Leaseco Nederland B.V., TransNed Lease B.V., Abfin B.V., Infra Holding B.V. and Vesting Finance Group B.V. (formerly known as Incasso Vesting Nederland B.V.). The total book value of these participations amounted to €126 million. On these divestments a total capital gain of €29 million (net of costs) was realised.

Under IFRS, the change of the pension scheme was directly accounted for in equity attributable to shareholders and did not affect net operating profit of 2004.

Impact of IAS 32 and IAS 39 on net profit 2004

In 2005, IFRS 4, IAS 32 and IAS 39 were adopted by SNS REAAL. The following table shows unaudited net profit based on IFRS including the effect of IFRS 4, IAS 32 and IAS 39 as estimated by SNS REAAL's management:

Table: Net profit for the year of SNS REAAL

(in EUR millions)	2004 IFRS; excl. IFRS 4 / IAS 32,39	2005 IFRS	Change
Net profit for the year	**288**	**323**	**12.2%**
IFRS 4, IAS 32 and 39 net effects			
Capitalisation of internal acquisition costs of REAAL Verzekeringen	32		
Result on investments	-48		
Fair value derivatives of SNS Bank	15		
Total estimated effect adoption IFRS 4, IAS 32 and 39	**-1**	**0**	
Net profit for the year, including unaudited net effects IFRS 4, IAS 32 and 39	**287**	**323**	**12.5%**

Note: The adjustments in the table above are unaudited

Starting from 2005, internal acquisition costs from insurance policies are capitalised and amortised. To adjust for this effect, it is assumed that the internal acquisition costs of €32 million (after deduction of amortisation) in 2004 were capitalised and amortised. In addition, management has estimated that, if IFRS 4, IAS 32 and IAS 39 would have been adopted, result on investments would have been €48 million lower in 2004. This decrease is mainly due to the fact that as of 2005 amortisation of realised profits is no longer applied, combined with the fact that unrealised value adjustments on the portfolio available for sale are taken directly to equity attributable to shareholders and not to the profit and loss account as was the case in 2004.

Further, as of 2005, derivatives to which no hedge accounting is applied or which have shown to be partly ineffective are stated at fair value. Management has estimated the impact of the IFRS effect for fair value of derivatives for the year 2004 of SNS Bank. Adjusting the results for 2004 using this estimate would increase net profit by €15 million.

The total effect of adoption of IFRS 4, IAS 32 and IAS 39 in 2004 as estimated by SNS REAAL's management would have resulted in a decrease in net operating profit by €1 million.

ROE

The following table shows the development of return on equity of SNS REAAL. In 2004 and in 2005, the actual ROE exceeded the targeted ROE of 12.5% for SNS REAAL.

Table: ROE

(in EUR millions)	2004 IFRS; excl. IFRS 4 /IAS 32,39	2005 IFRS
ROE SNS Bank	12.0%	14.9%
ROE REAAL Verzekeringen	16.8%	12.9%
Net profit for the year	288	323
Average equity attributable to shareholders	1,734	2,283
ROE SNS REAAL	**16.6%**	**14.1%**

Note: The figures in the table above are derived from the audited annual accounts.

In 2004, the ROE of SNS REAAL was 16.6%. Due to capital gains realised by SNS REAAL Invest and double leverage of SNS REAAL (see "**OPERATING AND FINANCIAL REVIEW -- Double leverage**"), the ROE of SNS REAAL was higher than the weighted average ROE of SNS Bank and REAAL Verzekeringen.

In 2005, the ROE of SNS REAAL decreased from 16.6% in 2004 to 14.1%, reflecting the relatively greater increase in equity attributable to shareholders, resulting from the adoption of IFRS 4, IAS 32 and IAS 39, than the increase in net profit. Under IFRS 4, IAS 32 and IAS 39 a revaluation reserve and a cash flow hedge reserve were established resulting in an increase in equity attributable to shareholders of €338 million in total.

At SNS Bank, the ROE increased from 12.0% in 2004 to 14.9% in 2005. This resulted mainly from a strong increase in net profit driven by the higher net interest income (including penalty interest) and a positive valuation result on derivatives. On the other hand, costs were tightly controlled and value adjustments decreased. The effect of adopting IAS 32 and IAS 39, resulting in an increase in equity attributable to shareholders of SNS Bank, was partly offset by a dividend payment to the Company.

The ROE of REAAL Verzekeringen decreased from 16.8% in 2004 to 12.9% in 2005. Net profit of REAAL Verzekeringen grew driven by increased premium income and favourable capital market conditions. However, the effect of the increase in net profit was offset by the adoption of IFRS 4, IAS 32 and IAS 39 resulting in increased equity attributable to shareholders because of unrealised value adjustments on the portfolio available for sale that were taken directly to equity attributable to shareholders. This increase in equity attributable to shareholders was partly offset by a dividend payment to the Company.

Income

The table below shows the consolidated income of SNS REAAL for 2004 based on IFRS, excluding IFRS 4, IAS 32 and IAS 39, and 2005 based on IFRS. The main developments are reviewed below based on these figures:

Table: Income of SNS REAAL 2004 and 2005

(in EUR millions)	2004 IFRS; excl. IFRS 4 / IAS 32,39	2005 IFRS	Change
Interest income banking operations	2,111	1,996	-5.4%
Interest expenses banking operations	1,518	1,374	-9.5%
Net interest income banking operations	**593**	**622**	**4.9%**
Net regular premium income life	761	838	10.1%
Net single premium income life	593	584	-1.5%
Net premium income non-life	296	323	9.1%
Net premium income	**1,650**	**1,745**	**5.8%**
Net commission and management fees	**115**	**129**	**12.2%**
Share in the result of associates	**44**	**9**	**-79.5%**
Result on investments	**640**	**549**	**-14.2%**
Results on derivatives and other financial instruments	**-7**	**31**	**n.a.**
Total other operating income	**13**	**1**	**-92.3%**
Total income for own risk	**3,048**	**3,086**	**1.2%**
Result on investments for insurance contracts on behalf of policy holders	**126**	**394**	**212.7%**
Total income	**3,174**	**3,480**	**9.6%**


Income split SNS REAAL
2004 IFRS
4%
19%
20%
4%
53%
Income split SNS REAAL
2005 IFRS
11%
18%
16%
4%
51%
Net interest income banking operations
Net premium income
Net commission and management fees
Result on investments
Result on investments for insurance contracts on behalf of policy holders

Net interest income, banking operations

Compared to 2004, net interest income increased by 4.9% to €622 million in 2005.

The increase in net interest income partly resulted from greater volumes of mortgage loans reflecting new production of €8.6 billion which resulted in a net increase in the mortgage loan portfolio of €3.6 billion. The majority of growth in new production came from the BLG Hypotheekbank brand and SNS Bank's own brand. The majority of new production (70%) was realised under SNS Bank's own brand.

Net interest income on mortgages includes penalty interest charged to borrowers for early redemption. In 2005, net penalty interest amounted to €46 million, an increase of 64% compared to 2004 (2004: €28 million). This increase reflects the low interest rate environment in which refinancing of mortgages is more attractive. Further, as of January 2005, penalty interest received on early redemptions is immediately booked as interest income, while previously having been amortised.

Net interest income of the banking operations, as a percentage of SNS Bank's risk weighted assets at year-end, increased from 2.8% in 2004 to 2.9% in 2005, driven by higher margins on mortgages including higher penalty interest.

In 2005, savings balances increased by €1.4 billion. Almost the entire growth in savings balances was attributable to sight deposits. The *SNS Spaarmix* product introduced in 2004 recorded a balance of €2.3 billion at year-end 2005 (compared to €0.6 billion at year-end 2004).

Net premium income

In 2005, net premium income increased to €1,745 million, an increase of 5.8% compared to 2004. Net premium income of REAAL Verzekeringen is generated predominantly by life insurance products. In 2005, life insurance accounted for 81% of total net premium income. Of the life insurance income, 59% were regular premiums and 41% single premiums. Net premium income as shown in the charts below is net of premiums ceded to reinsurers.


Net premium income split
2004 IFRS
18%
46%
36%
Net premium income split
2005 IFRS
19%
48%
33%
Net regular premium income life
Net single premium income life
Net premium income non-life

Life insurance

The following table shows an analysis of the gross premium income of life insurance operations for 2004 based on IFRS, excluding IFRS 4, IAS 32 and IAS 39, and for 2005 based on IFRS:

Table: Analysis of life insurance premiums 2004 and 2005

(in EUR millions)	2004 IFRS; excl. IFRS 4 / IAS 32,39	2005 IFRS	Change
Premium income life			
Regular life premiums			
Individual	713	793	11.2%
Group	67	66	-1.5%
Total gross regular premiums	***780***	***859***	***10.1%***
Single life premiums			
Individual	544	528	-2.9%
Group	49	56	14.3%
Total gross single premiums	***593***	***584***	***-1.5%***
Gross premium income life	**1,373**	**1,443**	5.1%
Total reinsurance premiums life	19	21	10.5%
Total net premium income life	**1,354**	**1,422**	**5.0%**

Gross regular premiums from life insurance increased by 10.1% to €859 million in 2005. This increase primarily reflects the intensified and successful cooper ation with intermediaries and other business partners.

The production of single premiums declined in 2005 by 1.5% to €584 million. This decline reflects difficult market conditions and strong competition together with SNS REAAL's focus on maintaining margins.

SNS REAAL acquired Nieuwe Hollandse Lloyd effective as of 20 September 2005. As a consequence, this acquisition contributed to the result of REAAL Verzekeringen only in the last quarter of 2005. Nieuwe Hollandse Lloyd contributed €8 million on 2005 net premium income of the life insurance portfolio, of which €6 million was regular premium income and €2 million single premium income. The full year net premium income of the life insurance portfolio of Nieuwe Hollandse Lloyd for 2005 amounted to €34 million.

In 2005, the annual premium equivalent of new business (which comprises 10% of single premium income and 100% of new regular premium income) increased to €200 million (2004: €172 million), reflecting greater new regular premium income and relatively constant single premium income.

Non-life insurance

In 2005, 19% of the total net written premium income was generated by non-life insurance products. Compared to 2004, net written premium income of the non-life insurance operations increased in 2005 by 9.1% to €323 million. The main contributors to non-life net written premiums were motor insurance and fire insurance (with 50% and 28% contributions respectively in 2005).



Net premium income split
non-life 2004 IFRS
13%
29%
4%
54%



Net premium income split
non-life 2005 IFRS
18%
28%
4%
50%
Fire
Accident and Health
Motor
Other segments

Besides organic growth of the non-life insurance operations, the acquisition of Nieuwe Hollandse Lloyd contributed to the growth in non-life insurance net premium income. The net premium income of the non-life insurance portfolio of Nieuwe Hollandse Lloyd for the fourth quarter of 2005 amounted to €19 million, which mainly relates to fire insurance (€6 million) and "other" insurance lines (€8 million). The net premium income from this portfolio for the full year 2005 amounted to €106 million, of which €22 million was realised through transport insurance and €26 million through fire insurance.

In 2005, net written premium of non-life insurance operations increased across all insurance lines as a result of the growth in the underwriting agency business (*volmachtbedrijf*), partly as a result of the acquisition of Nieuwe Hollandse Lloyd.

In 2005, the organic growth of net written premium income by 2.7% was mainly due to increased premium income in the insurance line "other". This resulted largely from increased premium income from Route Mobiel (€5 million) and from pet insurance (*Dier & Zorg Verzekering)* (€3 million). In accident and health insurance, the increase was a result of the cooperation with De Goudse, partly offset by a decrease in premium income caused by the loss of a contract.

The following table shows an analysis of the premium income non-life by product class.

Table: Analysis of premium income of the non-life insurance operations

	Fire		Accident & Health		Motor vehicles		Other insurance lines		Total	
(in EUR millions)	2004 IFRS*	2005 IFRS	2004 IFRS*	2005 IFRS	2004 IFRS*	2005 IFRS	2004 IFRS*	2005 IFRS	2004 IFRS*	2005 IFRS
Gross earned premiums	90	101	16	22	162	166	47	67	315	356
Gross claims incurred	35	46	5	1	101	97	24	40	165	184
Total	***55***	***55***	***11***	***21***	***61***	***69***	***23***	***27***	***150***	***172***
Balance reinsurance	-4	-4	-3	-8	--	1	-1	--	-8	-11
Total	***51***	***51***	***8***	***13***	***61***	***70***	***22***	***27***	***142***	***161***

* Note: 2004 figures based on IFRS excluding IFRS 4, IAS 32 and 39

Net commission and management fees

Compared to 2004, in 2005 total net commission and management fees increased by 12.2% to €129 million.

Table: Net commission and management fees 2004 and 2005

(in EUR millions)	2004 IFRS; excl. IFRS 4 /IAS 32,39	2005 IFRS	Change
Net commission and management fees SNS Bank	109	114	4.6%
Net commission and management fees REAAL Verzekeringen	31	43	38.7%
Eliminations	-25	-28	
Total net commission and management fees	**115**	**129**	**12.2%**

In 2005, net commission and management fees of SNS Bank amounted to €114 million and net commission and management fees of REAAL Verzekeringen was €43 million. Mainly as a result of greater AUM and increased income on securities transactions, net commission and management fees at SNS Bank increased by 4.6%. The growth in net commission and management fees of REAAL Verzekeringen by 38.7% resulted mainly from increased reimbursement from external parties for commission on new production of mortgage loans.

The following table shows net commission and management fees of SNS REAAL for 2004 and 2005:

(in EUR millions)	2004 IFRS; excl. IFRS 4 / IAS 32,39	2005 IFRS	Change
Money transfer and payment charges	22	22	
Securities activities	4	18	350.0%
Insurance agency activities	30	41	36.7%
Management fees	51	50	-2.0%
Other activities	20	22	10.0%
Commission and management fees due	-12	-24	100.0%
Total net commission and management fees	**115**	**129**	**12.2%**

Commission and management fees from money transfer and payment charges remained stable at €22 million in 2005.

Commission and management fees from securities activities increased in 2005 reflecting higher commission income on securities transactions. Further, commission and management fees increased at SNS FundCoach due to higher assets under management. In addition, net commission and management fees from the securities activities increased due to SNS Securities' role in two capital markets transactions.

Commission and management fees from insurance agency activities increased in 2005 by €11 million to €41 million, or 36.7%. This increase mainly reflects profit sharing received from insurance companies and bonus commissions.

In 2005, management fees grew mainly as a result of increased management fees reflecting greater AUM. This increase reflects inflows in existing portfolios, new mandates and favourable capital markets developments. Total AUM increased by 22% to €14.3 billion. The increase in management fees was offset by a reclassification of commission expenses of €10 million relating to the Hermes SPVs. See "**FUNDING -- Securitisation of mortgage loans**". Until 2004, these commission expenses were accounted for in net interest income.

Commission and management fees from other activities comprises commission income on business services, commission on administrative services, commission on safety boxes and expense charges. In 2005, net other commission income increased slightly to €22 million.

SNS Bank included SNS Asset Management and consolidated SNS Securities in 2004 and 2005, which generated commission income of €19 million and €7 million respectively in 2005. In 2004, SNS Asset Management generated commission income of €16 million and SNS Securities generated commission income of €5 million.

Result on investments

The following table shows result on investments of SNS REAAL for 2004 based on IFRS, excluding IFRS 4, IAS 32 and IAS 39, and for 2005 based on IFRS:

Table: Result on investments of SNS REAAL 2004 and 2005

(in EUR millions)	2004 IFRS; excl. IFRS 4 / IAS 32,39	2005 IFRS	Change
Fair value through profit and loss: held for trading	21	18	-14.3%
Fair value through profit and loss: designated		1	n.a.
Available for sale	327	198	-39.4%
Held to maturity		88	n.a.
Loans and receivables	281	225	-19.9%
Investment property	11	19	72.7%
Total result on investments	**640**	**549**	**-14.2%**

Note: in 2004, investment income from fixed-interest securities was not split into available for sale or held to maturity, but was entirely classified as available for sale

Result on investments decreased by 14.2% to €549 million in 2005. Applying the IFRS principles IAS 32 and IAS 39 with effect from 2004 instead of 2005, and taking account of a supposed realisation policy in 2004, result on investments would have been €570 million in 2004.

The following table shows the result on investments divided by segment.

Table: Result on investments by segment 2004 and 2005

(in EUR millions)	2004 IFRS	2005 IFRS	Change
Result on investments SNS Bank	21	26	23.8%
Result on investments REAAL Verzekeringen	618	545	-11.8%
Result on investments Company	71	34	-52.1%
Eliminations	-70	-56	-20.0%
Total result on investments	**640**	**549**	**-14.2%**

At SNS Bank result on investments increased by €5 million to €26 million, mainly caused by the improved results on securities and debt papers. This includes gains and losses at ASN Bank and SNS Bank on bonds available for sale, as well as result on shares and dividend.

REAAL Verzekeringen managed a total investment portfolio for its own risk of €10.0 billion at year-end 2005. Result on investments decreased by €73 million to €545 million in 2005 (-11.8%). This development is affected by the adoption of IFRS (IAS 32 and 39), which were not included in the comparative figures for 2004. Adoption of the IFRS principles IAS 32 and 39 with effect from 2004 instead of 2005, and taken account of a supposed realisation policy in 2004, investment income would have stayed practically at the same level as in 2004 (€545 million).

Result on investments for insurance contracts on behalf of policy holders increased significantly from €126 million in 2004 to €394 million in 2005. Because a large part of the investment portfolio for insurance contracts on behalf of policy holders is invested in equities, result on investments for insurance contracts on behalf of policy holders benefited from favourable stock market developments. In addition, capital inflow from new insurance policies contributed to the growth of the investment portfolio for insurance contracts on behalf of policy holders and hence to an increase in result on investments. The contribution of Result on investments for insurance contracts on behalf of policy holders from the Nieuwe Hollandse Lloyd investment portfolio amounted to €11 million, relating to the fourth quarter of 2005.

Result on derivatives and other financial instruments

Result on derivatives and other financial instruments includes differences on foreign exchange, results on interest rate swaps, results on options and results on futures, and significantly increased in 2005 (from -€7 million to €31 million). Due to the adoption of IFRS 4, IAS 32 and IAS 39, derivatives are valued at market value as of 2005. Also, in 2004 results from hedges used for hedge accounting were amortised, whilst as of 2005 these are directly taken to the profit and loss account.

The strong increase in result on derivatives and other financial instruments followed from a positive development in the yield curve accompanied by an increase in the market value of derivatives and ineffectiveness of hedge accounting.

Other operating income

Total other operating income decreased from €13 million to €1 million in 2005. This decrease was partly due to a downward value adjustment in 2005 of real estate put for sale at SNS Bank, amounting to €6 million. Other operating income at REAAL Verzekeringen was €5 million lower in 2005 than in 2004, mainly because other operating income in 2004 for REAAL Verzekeringen included gains on the divestment of certain minority interests. Further, divestments of SNS REAAL Invest in 2004 resulted in less operating income from leasing activities of €3 million in 2005.

Expenses

The table below shows the consolidated expenses of SNS REAAL for 2004 under IFRS, excluding IFRS 4, IAS 32 and IAS 39, and for 2005 under IFRS, on the basis of which the main developments are reviewed:

Table: Expenses of SNS REAAL 2004 and 2005

(in EUR millions)	2004 IFRS; excl. IFRS 4 / IAS 32,39	2005 IFRS	Change
Payments for own account	898	743	-17.3%
Change in technical provisions for own account	288	343	19.1%
Profit sharing and rebates	64	62	-3.1%
Technical expenses on life insurance contracts	***1,250***	***1,148***	***-8.2%***
Claims paid for own account	173	178	2.9%
Change in provision for payable claims	-21	-10	-52.4%
Change in provision for unearned premiums	2	-6	n.a.
Profit sharing and rebates	2		
Other technical expenses		3	
Technical expenses on non-life insurance contracts	***156***	***165***	***5.8%***
Technical expenses on insurance contracts	**1,406**	**1,313**	**-6.6%**
Technical expenses on insurance contracts on behalf of policy holders	**431**	**782**	**81.4%**
Acquisition costs for insurance contracts	**122**	**167**	**36.9%**
Value adjustments to financial instruments and other assets	**71**	**60**	**-15.5%**
Salaries	267	266	-0.4%
Pension costs	57	51	-10.5%
Social security	29	30	3.4%
Other staff costs	98	96	-2.0%
Staff costs	**451**	**443**	**-1.8%**
Depreciation and amortisation on tangible and intangible fixed assets	**42**	**38**	**-9.5%**
Housing	40	42	5.0%
IT systems	27	30	11.1%
Marketing and Public Relations	45	43	-4.4%
External advisors	29	25	-13.8%
Other costs	77	61	-20.8%
Other operating expenses	**218**	**201**	**-7.8%**
Bonds	37	17	-54.1%
Private loans	2	12	500.0%
Interest on reinsurance deposits	11	15	36.4%
Other interest charges and costs of investments	25	16	-36.0%
Other interest expenses	75	60	-20.0%
Total expenses	**2,816**	**3,064**	**8.8%**

Technical expenses

Compared to 2004, total technical expenses of the insurance operations, including technical expenses on insurance contracts on behalf of policy holders, increased by 14.0% to €2.1 billion in 2005.

Life insurance

Technical expenses in life insurance increased by 14.4% to €1.9 billion in 2005. Of this amount, €1.1 billion related to technical expenses for own risk, and €0.8 billion to expenses on insurance contracts on behalf of policy holders (in 2004: €1.2 billion and €0.4 billion respectively). The increase in technical expenses mainly reflects increased result on investments on insurance contracts on behalf of policy holders due to favourable capital market developments and increased premium income. Nieuwe Hollandse Lloyd contributed €17 million to technical expenses of life insurance operations of REAAL Verzekeringen.

Profit sharing and rebates

In 2005, total profit sharing and rebates, including profit sharing and rebates on insurance contracts on behalf of policy holders (€9 million in 2004 and €24 million in 2005) increased from €73 million to €86 million (17.8%) as a result of increased profit sharing on the group pension products. In 2004, the profit sharing and rebates relating to part of the former Zurich portfolios were accounted for under other interest charges from non-banking activities, while in 2005 this was accounted for under profit sharing and rebates (€10 million).

Non-life insurance

Compared to 2004, technical expenses relating to non-life insurance operations increased by 7.1% to €165 million in 2005. Nieuwe Hollandse Lloyd contributed €12 million to the technical expenses of non-life insurance operations of REAAL Verzekeringen in 2005. Excluding this contribution, technical expenses would have decreased by 0.6%.

Table: Net claims ratios non-life 2004 and 2005

(in EUR millions)	2004 IFRS; excl. IFRS 4 / IAS 32,39	2005 IFRS
Net claims ratio fire	40.6%	45.9%
Net claims ratio accident and health	29.8%	20.0%
Net claims ratio motor	61.1%	57.9%
Net claims ratio other segments	44.4%	52.0%
Total net claims ratio	**51.8%**	**51.7%**

The net claims ratio of REAAL Verzekeringen decreased slightly in 2005 (51.8% in 2004 compared to 51.7% in 2005). The net claims ratio of accident and health decreased following the release of an IBNR reserve.

Acquisition costs for insurance contracts

Acquisition costs for insurance contracts increased by 36.9% to €167 million in 2005. This increase reflects greater new production resulting in increased commission expenses. This increase in commission expenses mainly relates to distribution partners' businesses, which channel realised a growth in new production.

Value adjustments to financial instruments and other assets

Value adjustments to financial instruments and other assets decreased by 15.5% from €71 million in 2004 to €60 million in 2005.

Table: Value adjustments 2004 and 2005

(in EUR millions)	2004 IFRS; excl. IFRS 4 / IAS 32,39	2005 IFRS
Value adjustments to loans and advances to customers	74	60
Value adjustments to investments	-3	0
Value adjustments to tangible fixed assets	0	0
Total value adjustments	**71**	**60**
Value adjustments SNS Bank	59	50
Value adjustments REAAL Verzekeringen	9	7
Value adjustments SNS Reaal Invest	3	3
Provision for doubtful debtors SNS Bank	144	167
Provision for doubtful debtors REAAL Verzekeringen	3	2
Provision for doubtful debtors SNS Reaal Invest	40	4
Total provision for doubtful debtors loans and advances to customers	**187**	**173**
Provision for doubtful debtors other receivables	**41**	**32**
Risk weighted assets of SNS Bank	20,037	20,175
Value adjustments of SNS Bank as % of risk weighted assets	0.29%	0.25%

The value adjustments relating to loans and advances to customers decreased significantly because of lower additions to provisions reflecting the improvement in the economic environment and continued stricter acceptance policies. Value adjustments on mortgage loans remained stable in 2005 despite growth of the mortgage portfolio, as a result of continued stricter acceptance policies started in 2004 and acceleration of the process of foreclosure.

Due to increased and effective focus on doubtful debtors within the branches, value adjustments decreased.

Staff costs

Compared to 2004, staff costs decreased by 1.8% to €443 million in 2005 as a result of decreased headcount (5,383 FTEs on average in 2004 compared to 5,336 on average in 2005). The decrease in staff costs mainly related to capitalising internal acquisition costs from insurance policies, starting in 2005. Excluding the capitalisation effect, staff costs would have increased by 3.3% to €466 million in 2005.

The following charts show the breakdown of staff costs between SNS Bank, REAAL Verzekeringen, and the Company and SNS REAAL Invest for 2004 and 2005:


Staff costs split 2004 IFRS
11%
33%
56%
Staff costs split 2005 IFRS
13%
29%
58%
Staff costs SNS Bank
Staff costs REAAL Verzekeringen
Staff costs group activities

The number of FTEs at SNS Bank decreased from 3,328 on average in 2004 to 3,158 on average in 2005. This effect partly reflects centralising the human resources and facility departments, together 53 FTEs at year-end 2004, at the Company level. Despite the reduction in FTE, the total staff costs of SNS Bank increased by 2.8% to €258 million in 2005. This increase mainly resulted from temporary personnel in the IT department and due to several projects, such as the adoption of IFRS and Basel II.

At REAAL Verzekeringen total staff decreased by 17 FTEs to 1,732 on average in 2005. Staff costs at REAAL Verzekeringen decreased by 15.9% to €127 million in 2005. Further, the decrease in staff costs reflects capitalising internal acquisition costs starting in 2005. In 2005, €26 million of internal acquisition costs relating to staff costs were capitalised, while €3 million were amortised.

As part of the implementation of IFRS, SNS REAAL decided to capitalise internal acquisition costs. The following table shows capitalisation and amortisation of internal acquisition costs in 2005:

Table: Capitalisation of internal acquisition costs

(in EUR millions)	2005 IFRS
Staff costs	
Staff costs without capitalisation and amortisation	466
Capitalisation of internal acquisition costs	-26
Amortisation of internal acquisition costs	3
Staff costs including capitalisation and amortisation	443
Other operating expenses	
Other operating expenses without capitalisation and amortisation	221
Capitalisation of internal acquisition costs	-23
Amortisation of internal acquisition costs	3
Other operating expenses including capitalisation and amortisation	201
Total capitalisation of internal acquistion costs	-49
Total amortisation of capitalised internal acquisition costs	6

If capitalisation of internal acquisition costs had been applied in 2004, total capitalisation in 2004 would have amounted to €47 million (being €49 million capitalised less €2 million amortised).

In 2005, staff costs of the Company and SNS REAAL Invest increased from €49 million to €58 million as a result of the centralisation of the human resources and facility departments and temporary personnel for projects, for example in respect of implementation of recent regulatory developments.

Other operating expenses

In 2005, other operating expenses decreased by 7.8% to €201 million, mainly due to a decline in other costs. This decrease is attributable to capitalisation of internal acquisition costs (of which €23 million related to other operating expenses, while €3 million was amortised). This effect was partly offset by increased accommodation costs due to one-time lump sum payments of rental contracts of SNS Bank branches and increased IT costs as a result of a new IT system for asset management (Dimension) and data warehousing projects at both SNS Bank and REAAL Verzekeringen.


Other expenses split
2004 IFRS
27%
73%
Other expenses split
2005 IFRS
29%
71%
Other operating expenses SNS Bank
Other operating expenses REAAL Verzekeringen

The above graph shows the other operating expenses of SNS Bank and REAAL Verzekeringen.

Other interest expenses

Other interest expenses decreased by 20% to €60 million in 2005. These comprised interest charges from non-banking activities payable by the Company, mainly related to funding, and by REAAL Verzekeringen. Interest charges payable by SNS Bank are netted against its interest income. Other interest charges from non-banking activities strongly decreased as a result of decreased interest expenses on funding. Moreover, as a result of further unwinding of the activities of SNS REAAL Invest in 2004, interest expenses of SNS REAAL Invest decreased from €24 million in 2004 to €9 million in 2005. Further, part of the interest charges of REAAL Verzekeringen in 2004, related to profit sharing on part of the former Zurich portfolios, was reclassified to technical expenses in 2005.

Cost and combined ratios

Total expenses increased by 8.8% (€246 million) to €3.1 billion in 2005. In conjunction with the relatively stronger increase in SNS REAAL's total income by €351 million to €3.5 billion, both the efficiency ratio of SNS Bank and the operating cost/premium ratio of REAAL Verzekeringen, excluding capitalisation of internal acquisition costs, were positively impacted.

Table: Cost ratios 2004 and 2005

	2004 IFRS; excl. IFRS 4 / IAS 32,39	2005 IFRS
Efficiency ratio SNS Bank	63.1%	59.8%
Operating cost/premium ratio REAAL Verzekeringen	13.2%	13.5%
Combined ratio non-life operations	93.6%	98.1%

The efficiency ratio of SNS Bank improved by decreasing from 63.1% in 2004 to 59.8% in 2005, reflecting increased net interest income and result on derivatives and other financial assets, while expenses only increased slightly.

The operating cost/premium ratio of REAAL Verzekeringen, excluding the effect of the capitalisation of internal acquisition costs, decreased from 17.2% in 2004 to 16.9% in 2005. Including the effect of the capitalisation of internal acquisition costs, the operating cost/premium ratio would have increased from 13.2% in 2004 to 13.5% in 2005.

Taxation

The following table shows the reconciliation between the statutory and effective tax rate for 2004 and 2005 under IFRS:

Table: Reconciliation between the statutory and effective tax rate of SNS REAAL 2004 and 2005

(in EUR millions)	2004 IFRS; excl. IFRS 4 /IAS 32,39	2005 IFRS
Statutory tax rate	34.5%	31.5%
Statutory tax amount	**124**	**131**
Effect of participation exemption	-49	-30
Revaluation of deferred taxes due to change in the statutory tax rate	15	2
Prior years adjustments (including release of tax provisions)	-19	-7
Other tax facilities	-1	-3
Effective tax amount	**70**	**93**
Effective tax rate	19.6%	22.4%

In 2004, disposals of investments undertaken by SNS REAAL Invest were exempted from corporate income tax due to the participation exemption. In 2005, no disposals at SNS REAAL Invest took place which would have benefited from the participation exemption. In 2004 it was announced that the nominal corporation tax rate would be lowered to 31.5% in 2005 (34.5% in 2004). Subsequently, it was announced that this nominal corporation tax rate would be lowered further to 29.6% in 2006. This resulted in deferred corporation tax being recalculated in accordance with the guidelines for annual reporting. Further, following the resolution of certain tax disputes, the tax provision was considered to be overstated which resulted in a release of part of the tax provision in 2004 and in 2005.

Income statement 2006 compared to 2005

Net profit attributable to shareholders

SNS REAAL's net profit grew by €48 million from €323 million to €371 million (14.9%). The results of SNS Bank and REAAL Verzekeringen are the principal components of SNS REAAL's results. At SNS Bank, net profit grew from €204 million to €214 million (4.9%). Net profit of REAAL Verzekeringen increased to €170 million (21.4%). In group activities, net profit improved to -€13 million.

Table: Net profit attributable to shareholders

(in EUR millions)	2005 IFRS	2006 IFRS	Change
Net profit banking operations	204	214	4.9%
Net profit insurance operations	140	170	21.4%
Net profit group activities	-21	-13	n.a.
Net profit for the year	**323**	**371**	**14.9%**

Before allocation of the net profit on group activities, 56% of the net profit comes from SNS Bank and 44% from REAAL Verzekeringen. In view of the 21.4% increase in the net profit of REAAL Verzekeringen, the share of REAAL Verzekeringen in the total net profit of SNS REAAL has risen.

Composition of net profit 2005 and 2006 (excluding group activities)


Net profit split 2005 IFRS
41%
59%
Net profit split 2006 IFRS
44%
56%
Banking operations
Insurance operations

The results of SNS Property Finance have been consolidated in the results of SNS Bank as per 1 December 2006. The existing property finance activities of SNS Bank will be transferred to SNS Property Finance in 2007. For December 2006, the net profit of SNS Property Finance came to €6 million after the effect of the amortisation of intangible assets as a result of a purchase price allocation under IFRS and increased funding costs.

At REAAL Verzekeringen, Nieuwe Hollandse Lloyd was included for the first full year. This acquisition took place at the end of the third quarter of 2005. Further, the Company's share in Route Mobiel was increased from 40% to 100% in mid June 2006, and the results of Route Mobiel were consolidated in REAAL Verzekeringen from that date onwards.

ROE

The following table shows the development of ROE of SNS REAAL in 2005 and 2006 for SNS Bank and REAAL Verzekeringen.

Table: ROE

(in EUR millions)	2005 IFRS	2006 IFRS
ROE SNS Bank*	14.9%	14.1%
ROE REAAL Verzekeringen	12.9%	13.6%
Net profit for the year	323	371
Average equity attributable to shareholders	2,283	2,921
ROE SNS REAAL**	14.1%	12.7%

Note: The figures in the table above are derived from the audited annual accounts.
* Note: ROE SNS Bank 2006 was calculated including weighting of paid-in share premium in December
** Note: ROE has been calculated with weighting the share issue in May

In 2006, the ROE of SNS REAAL, calculated by weighting the share issue at 8/12 year, came to 12.7% (2005: 14.1%), which was above the target of 12.5%. The return on equity was lowered by the May 2006 share issue, while the acquisition of SNS Property Finance, funded partly by the proceeds from the share issue, was not completed until 1 December 2006.

At SNS Bank the ROE came to 14.1% in 2006 (2005: 14.9%). Excluding SNS Property Finance and the effect of the capital increase of that acquisition, the ROE would have been 14.2%, also well above the target of 12.5%.

The ROE of REAAL Verzekeringen increased from 12.9% in 2005 to 13.6% in 2006. The improvement in the return was due to the increase in the net profit, and was reinforced by a reduction in the revaluation reserve for bonds and derivatives.

Income

SNS REAAL's total income grew by €87 million to €3.6 billion (2.5%). Income for own account was increased by €266 million to €3.4 billion (8.6%). The table below shows the consolidated income of SNS REAAL for 2005 and 2006. The main developments are reviewed below based on these figures.

Table: Income of SNS REAAL 2005 and 2006

(in EUR millions)	2005 IFRS	2006 IFRS	Change
Interest income banking operations	1,996	2,314	15.9%
Interest expenses banking operations	1,374	1,715	24.8%
Net interest income banking operations	**622**	**599**	**-3.7%**
Net regular premium income life	838	902	7.6%
Net single premium income life	584	645	10.4%
Net premium income non-life	323	411	27.2%
Net premium income	**1,745**	**1,958**	**12.2%**
Net commission and management fees	**129**	**147**	**14.0%**
Share in the result of associates	**9**	**13**	**44.4%**
Result on investments	**549**	**627**	**14.2%**
Results on derivatives and other financial instruments	**31**	**6**	**-80.6%**
Total other operating income	**1**	**2**	**100.0%**
Total income for own risk	**3,086**	**3,352**	**8.6%**
Result on investments for insurance contracts on behalf of policy holders	**394**	**215**	**-45.4%**
Total income	**3,480**	**3,567**	**2.5%**


Income split SNS REAAL 2005 IFRS
11%
18%
16%
4%
51%
Income split SNS REAAL 2006 IFRS
6%
17%
18%
4%
55%
Net interest income banking operations
Net premium income
Net commission and management fees
Result on investments
Result on investments for insurance contracts on behalf of policy holders

Net interest income banking operations

In 2006, net interest income declined from €622 million to €599 million (-3.7%). This fall was mainly due to lower income from ALM results, due to a rise in the short-term interest rate combined with a further flattening of the yield curve. During 2006, the interest rate position was shortened further, reducing SNS Bank's sensitivity to future increases in the short-term interest rate. The adjustment of the interest rate position brought an improvement in the ALM results in the second half of 2006 compared to the first half.

Commercial interest income remained stable. Competition on the mortgage market caused a structural decline in the margin on new mortgage business, thus reducing the net interest income. This was offset by expansion of the mortgage volume in the second half of 2006, which boosted SNS Bank's market share from 7.6% in the first half year to 8.0% in the second half, and an improvement in the margins on savings business.

The movement in interest rates caused the mortgage refinancing market to contract during the year. Gross income from penalty interest therefore declined from €90 million in 2005 to €53 million in 2006 (-41.1%). In the second half of 2006, penalty interest income totalled €17 million, with a downward trend during that period.

In a fiercely competitive mortgage market, SNS Bank aimed to achieve a sound balance between margin and volume, so that its market share dropped slightly from 8.3% to 8.0% in 2006. The innovative *SNS Budgethypotheek* and strengthening of distribution, e.g. by stepping up the links with purchasing consortia, made a contribution here. In the existing mortgage portfolio, retention improved in the second half of 2006. The SNS Bank mortgage portfolio, including SME mortgages, grew from €42.6 billion to €44.9 billion (5.6%). All labels (SNS Bank, BLG Hypotheken and CVB Bank) made a positive contribution to growth. The Dutch mortgage market expanded from €500 billion to €540 billion (7.4%).

SNS Bank's share of the savings market grew from 6.0% to 6.3%, mainly as a result of the successful products *SNS SpaarMix, ASN Optimaalrekening, ASN Ideaalsparen* and *CVB SpaarPlus*. The savings entrusted to SNS Bank were up from €12.3 billion to €13.7 billion (10.9%). The Dutch savings market grew from €211 billion to €220 billion (4.3%).

The SME loan portfolio produced organic growth of €0.4 billion from €2.6 billion to €3.0 billion. Including the SNS Property Finance loan portfolio, which totalled €8.8 billion at the end of 2006, the total SME loan portfolio came to €11.8 billion at the end of 2006. The property finance market requires specialist expertise and has a higher risk profile, hampering market access for new suppliers and permitting better commercial margins than on the mortgage market.

Net premium income

In 2005, the net premium income of REAAL Verzekeringen increased by €213 million from €1.7 billion to €2.0 billion. Net premium income of REAAL Verzekeringen is generated predominantly by life insurance products. In 2006, life insurance accounted for 79% of total net premium income (2005: 81%). Of the life insurance income, 58% were regular premiums and 42% single premiums. Net premium income as shown in the charts below is net of premiums ceded to reinsurers.



Net premium income split
2005 IFRS
19%
48%
33%
Net premium income split
2006 IFRS
21%
46%
33%
Net regular premium income life
Net single premium income life
Net premium income non-life

Life insurance

The following table shows an analysis of the gross premium income of life insurance operations for 2005 and 2006.

Table: Analysis of life insurance premiums 2005 and 2006

(in EUR millions)	2005 IFRS	2006 IFRS	Change
Premium income life			
Regular life premiums			
Individual	793	866	9.2%
Group	66	50	-24.2%
Total gross regular premiums	***859***	***916***	***6.6%***
Single life premiums			
Individual	528	583	10.4%
Group	56	62	10.7%
Total gross single premiums	***584***	***645***	***10.4%***
Gross premium income life	**1,443**	**1,561**	**8.2%**
Total reinsurance premiums life	21	14	-33.3%
Total net premium income life	**1,422**	**1,547**	**8.8%**

Total gross regular premiums from life operations grew by €57 million to €916 million (6.6%). This growth was produced by organic expansion of the portfolio and the full-year consolidation of the former Nieuwe Hollandse Lloyd portfolio. Single life premiums increased by €61 million to €645 million (10.4%). Immediate Annuities was the main product group to see an expansion in new business.

In 2006, the new annual premium equivalent rose by €20 million to €196 million (+11.4%). The value of new business margin improved to 10.2% (2005: 8.5%[5]).

Non-life insurance

In 2006, 21% of the total net premium income was generated by non-life insurance products. Net premium income grew to €411 million (27.2%). This increase, and hence the rise in total income, is almost entirely attributable to the acquisition of Nieuwe Hollandse Lloyd as of the end of September 2005. The bulk of this portfolio comprises the fire, motor and transport product groups. The reinsurer's share in total premium income increased, also as a result of the Nieuwe Hollandse Lloyd acquisition. The organic growth of premium income was approximately zero, owing to the severe pressure on non-life rates.


Net premium income split
non-life 2005 IFRS
15%
2%
29%
5%
49%
Net premium income split
non-life 2006 IFRS
16%
8%
29%
6%
41%
Fire
Accident and Health
Motor
Marine
Other segments

The following table shows an analysis of the premium income non-life by product class.

Table: Analysis of premium income of the non-life insurance operations

	Fire		Accident & Health		Motor vehicles		Transport		Other insurance lines		Total	
(in EUR millions)	2005 IFRS	2006 IFRS	2005 IFRS	2006 IFRS	2005 IFRS	2006 IFRS	2005 IFRS	2006 IFRS	2005 IFRS	2006 IFRS	2005 IFRS	2006 IFRS
Gross earned premiums	101	137	22	26	166	176	7	37	60	72	356	448
Gross claims incurred	46	56	1	-1	97	103	2	22	38	48	184	228
Total	***55***	***81***	***21***	***27***	***69***	***73***	***5***	***15***	***22***	***24***	***172***	***220***
Balance reinsurance	-4	-15	-8	-11	1	-1	1	-2	-1	0	-11	-29
Total	***51***	***66***	***13***	***16***	***70***	***72***	***6***	***13***	***21***	***24***	***161***	***191***

As a result of the acquisition of Nieuwe Hollandse Lloyd the volume of transport insurance increased significantly.

Net commission and management fees

In 2006, net commission and management fees increased by 14.0% to €147 million compared to 2005.

Table: Net commission and management fees 2005 and 2006

(in EUR millions)	2005 IFRS	2006 IFRS	Change
Net commission and management fees SNS Bank	114	120	5.3%
Net commission and management fees REAAL Verzekeringen	43	50	16.3%
Eliminations	-28	-23	
Total net commission and management fees	**129**	**147**	**14.0%**

In 2006, net commission and management fees of SNS Bank amounted to €120 million and net commission and management fees of REAAL Verzekeringen were €50 million.

At SNS Bank net commission and management fees were up from €114 million to €120 million (5.3%). Excluding the activities of SNS Asset Management, which were transferred to the group activities as per 1 July 2006, growth came to 13%. That transfer caused the commission and management fees to decline by €7 million in the second half of 2006.

The following table shows net commission and management fees for 2005 and 2006:

Table: Net commission and management fees of SNS REAAL 2005 and 2006

(in EUR millions)	2005 IFRS	2006 IFRS	Change
Money transfer and payment charges	22	24	9.1%
Securities activities	18	26	44.4%
Insurance agency activities	41	33	-19.5%
Management fees	50	64	28.0%
Other activities	22	24	9.1%
Commission and management fees due	-24	-24	0.0%
Total net commission and management fees	**129**	**147**	**14.0%**

Net commission income from money transfer and payment charges increased by €2 million to €24 million.

Securities activities were boosted by SNS Bank's customers' increased activities on the stock market. The number of active SNS FundCoach customers was up from 9,700 to 18,200 (87.6%), resulting in more securities trading and management fees. The market value of the assets invested at SNS FundCoach grew from €298 million to €589 million (+97.7%).

The commission and management fees from insurance agency activities decreased by €8 million. However, the commission income earned by SNS Assurantiën, SNS Bank's independent insurance consultancy increased substantially.

The management fees for the SNS Bank and ASN Bank house funds increased. SNS Securities made a larger contribution to commission, particularly as a result of the securities consultancy and asset management activities taken over from Van der Hoop in 2006, and the expansion in activities relating to equities.

Commission and management fees from other activities comprises commission income on business services, commission on administrative services, commission on safety boxes and expense charges. In 2006, net other commission income increased by €2 million.

Result on investments

The following table shows result on investment of SNS REAAL for 2005 and for 2006:

Table: Result on investments of SNS REAAL 2005 and 2006

(In EUR millions)	2005 IFRS	2006 IFRS	Change
Fair value through profit and loss: held for trading	18	17	-5.6%
Fair value through profit and loss: designated	1	23	2200.0%
Available for sale	198	265	33.8%
Held to maturity	88	95	8.0%
Loans and receivables	225	207	-8.0%
Investment property	19	20	5.3%
Total result on investments	**549**	627	**14.2%**

The result on investments increased by 14.2% to €627 million in 2006. The following table shows the result on investments divided by segment.

Table: Result on investments by segment 2005 and 2006

(in EUR millions)	2005 IFRS	2006 IFRS	Change
Result on investments SNS Bank	26	67	157.7%
Result on investments REAAL Verzekeringen	545	576	5.7%
Result on investments Company	34	41	20.6%
Eliminations	-56	-57	1.8%
Total result on investments	**549**	627	**14.2%**

At SNS Bank, the result on investments surged from €26 million to €67 million (157.7%) owing to the gains realised on bond sales. In view of the size of the revaluation reserve at the end of 2006, the yield curve and the interest rate climate, the results on investments will be substantially lower in the future.

At REAAL Verzekeringen the result on investments was up by €31 million. Owing to the persistently low long-term interest rate, funds becoming available from the fixed-income portfolio were reinvested at lower rates. This depressed the investment result. The increased stake in equities and property, which generated more income, had a positive impact on the investment results. The proceeds from disposals, included in the result on investments for own account, increased by 18.6% to €80 million in 2006.

In 2006, the result on investments for insurance contracts on behalf of policy holders was 45.4% down at €215 million.

Result on derivatives and other financial instruments

The result on derivatives and other financial instruments includes differences in foreign exchange, results on interest rate swaps, results on options and results on futures. This result decreased €25 million (-80.6%) to €6 million in 2006.

The result on derivatives and other financial instruments dropped from €33 million to €15 million (-54.5%) at SNS Bank. This item was lower due to lower market value changes under IFRS.

At REAAL Verzekeringen results on derivatives and other financial instruments were down, mainly because of the movement in the US dollar in 2006. That fall was offset by higher values for dollar-denominated equities.

Other operating income

Total other operating income increased from €1 million to €2 million. Other operating income at REAAL Verzekeringen was €2 million, €3 million lower in 2006 than in 2005. The other operating income at SNS Bank was €0 million. In 2005, the other operating income of SNS Bank was -€4 million, mainly due to a downward value adjustment on real estate that was sold.

Expenses

The table below shows the consolidated expenses of SNS REAAL for 2005 and 2006, on the basis of which the main developments are reviewed:

Table: Expenses of SNS REAAL 2005 and 2006

(in EUR millions)	2005 IFRS	2006 IFRS	Change
Payments for own account	743	903	21.5%
Change in technical provisions for own account	343	210	-38.8%
Profit sharing and rebates	62	45	n.a.
Technical expenses on life insurance contracts	***1,148***	***1,158***	***0.9%***
Claims paid for own account	178	224	25.8%
Change in provision for unearned premiums	-6	-2	-66.7%
Change in provision for payable claims	-10	5	-150.0%
Change in provision for claim events incurred not yet reported		-7	n.a.
Other technical expenses	3	13	333.3%
Technical expenses on non-life insurance contracts	***165***	***233***	***41.2%***
Technical expenses on insurance contracts	**1,313**	**1,391**	**5.9%**
Technical expenses on insurance contracts on behalf of policy holders	**782**	**663**	**-15.2%**
Acquisition costs for insurance contracts	**167**	**218**	**30.5%**
Value adjustments to financial instruments and other assets	**60**	**35**	**-41.7%**
Salaries	266	288	8.3%
Pension costs	51	65	27.5%
Social security	30	33	10.0%
Other staff costs	96	117	21.9%
Staff costs	**443**	**503**	**13.5%**
Depreciation and amortisation on tangible and intangible fixed assets	**38**	**41**	**7.9%**
Housing	42	38	-9.5%
IT systems	30	29	-3.3%
Marketing and Public Relations	43	45	4.7%
External advisors	25	28	12.0%
Other costs	61	69	13.1%
Other operating expenses	**201**	**209**	**4.0%**
Bonds	17	17	0.0%
Private loans	12	7	-41.7%
Interest on reinsurance deposits	15	14	-6.7%
Other interest charges and costs of investments	16	10	-37.5%
Other interest expenses	**60**	**48**	**-20.0%**
Total expenses	**3,064**	**3,108**	**1.4%**

Technical expenses on insurance contracts

Technical expenses decreased €41 million to €2.1 billion (-2%), compared to 2005.

Life insurance

Technical expenses in life insurance increased by 5.5% to €1.8 billion in 2006. Of this amount €1.2 billion is related to technical expenses for own risk and €0.7 billion to expenses for the risk of policy holders. (in 2005 €1.1 billion and €0.8 billion respectively).

Technical expenses for own account were up by only 1% (€10 million). The technical expenses on contracts on behalf of policy holders witnessed a fall of €119 million to €0.7 billion (-15.2%). This decline was caused by lower investment results on these contracts.

Non-life insurance

Compared to 2005, technical expenses relating to non-life insurance operations increased by 41% to €233 million. The increase in technical expenses was almost entirely due to the acquisition of Nieuwe Hollandse Lloyd. Those expenses also include an earn out expense of €13 million (2005: €3 million), which was offset by positive run-off results. When acquiring Nieuwe Hollandse Lloyd it was decided to structure an earn out arrangement whereby the run-off results are shared with the seller.

The following table shows the net claims ratios of REAAL Verzekeringen.

Table: Net claims ratios non-life 2005 and 2006

(in EUR millions)	2005 IFRS	2006 IFRS
Net claims ratio fire	45.9%	46.1%
Net claims ratio accident and health	20.0%	39.0%
Net claims ratio motor	57.9%	60.5%
Net claims ratio transport*		82.2%
Net claims ratio other segments	52.0%	58.0%
Total net claims ratio	**51.7%**	**56.5%**

* Note: in 2005 included in other segments

As a result of the acquisition of Nieuwe Hollandse Lloyd the volume of transport insurance increased significantly and is shown separately in the 2006 figures.

Acquisition costs for insurance contracts

Acquisition costs for insurance contracts increased by 30.5% to €218 million in 2006. The increased acquisition costs are related to higher net premium income, the consolidation of Nieuwe Hollandse Lloyd and a second annual increment in amortisation costs as a result of the capitalisation of internal acquisition costs introduced in 2005. In the case of sales of new products based on regular premiums, the non-recurring acquisition costs are capitalised and amortised. This amortisation period is fully matched with the rate structure. Owing to the strong growth of new business in recent years, initial costs have therefore increased while at the same time the premium loadings have been reserved.

Value adjustments to financial instruments and other assets

Value adjustments to financial instruments and other assets decreased by 41.7% to €35 million in 2006.

Table: Value adjustments 2005 and 2006

(in EUR millions)	2005 IFRS	2006 IFRS
Value adjustments to loans and advances to customers	60	35
Value adjustments to investments	0	0
Value adjustments to tangible fixed assets	0	0
Total value adjustments	**60**	**35**
Value adjustments SNS Bank	50	36
Value adjustments REAAL Verzekeringen	7	-2
Value adjustments SNS Reaal Invest	3	1
Provision for doubtful debtors SNS Bank	167	210
Provision for doubtful debtors REAAL Verzekeringen	2	1
Provision for doubtful debtors SNS Reaal Invest	4	4
Total provision for doubtful debtors loans and advances to customers	**173**	**215**
Provision for doubtful debtors other receivables	**32**	**21**
Risk weighted assets of SNS Bank	20,175	28,454
Value adjustments of SNS Bank as % of risk weighted assets	0.25%	0.13%

The value adjustments to financial instruments and other assets mainly relate to SNS Bank (€36 million). At SNS Bank, the cost of value adjustments to financial instruments and other assets declined from €50 million to €36 million (-28.0%). In particular, the improvement in credit risk management and the more favourable economic climate resulted in a lower allocation to value adjustments for the SME business. The allocations relating to the private mortgage business exceeded last year's figure, mainly because of more stringent procedures for non-performing loans and higher shortfalls on foreclosure and speedier execution. The increase of the provision of doubtful debtors SNS Bank was due to the acquisition of Bouwfonds Property Finance.

Staff costs

Compared to 2005, staff costs increased by 13.5% to €503 million, partly as a result of an increased headcount (5,609 FTEs on average in 2006, compared to 5,336 on average in 2005).

The following charts show the breakdown of staff costs between SNS Bank, REAAL Verzekeringen, and the Company and SNS REAAL Invest for 2005 and 2006:


Staff costs split 2005 IFRS
13%
29%
58%
Staff costs split 2006 IFRS
15%
29%
56%
Staff costs SNS Bank
Staff costs REAAL Verzekeringen
Staff costs group activities

At SNS Bank staff costs were up from €258 million to €283 million (9.7%). The number of employees increased by 151 (141 FTE) to 3,272 FTEs. Excluding SNS Property Finance, the number of FTEs came to 3,035 at the end of 2006. This led to higher permanent staff costs. In addition, €3 million was added to the reorganisation provision. Temporary staff costs increased sharply as a

direct result of more temporary workers being hired in the fourth quarter to carry out projects, particularly in connection with legislation (customer identification, implementation of Basel II) and efficiency. The cost reductions (approx. 200 FTEs) resulting from efficiency projects (and the reorganisation of the SME business in the second half of 2007) are likely to produce the anticipated savings on expenses.

The average number of FTEs at REAAL Verzekeringen increased by 59 FTEs to 1,791 in 2006. The increase in staff costs of €19 million to €146 million was mainly due to the consolidation of Nieuwe Hollandse Lloyd and costs relating to issues in the field of legislation.

In 2006, staff costs of the Company and SNS REAAL Invest increased from €58 million to €74 million. The higher costs are mainly due to projects relating to strategy and legislation.

Other operating expenses

In 2006, other operating expenses increased by 4.0% to €209 million. The graph below shows the other operating expenses of SNS Bank and REAAL Verzekeringen in 2005 and 2006.


Other operating expenses split
2005 IFRS
23%
71%


Other operating expenses split
2006 IFRS
30%
70%
Other operating expenses SNS Bank
Other operating expenses REAAL Verzekeringen

At SNS Bank, operating expenses showed a fractional increase from €172 million to €173 million (+0.6%). Lower IT and accommodation costs were offset by increased marketing costs and consultancy costs, required mainly for projects concerning legislation and efficiency

The increase in other operating expenses at REAAL Verzekeringen is due largely to the transfer of Nieuwe Hollandse Lloyd employees. The increase was moderated by the achievement of cost synergies. The cost increase is also due to investment in the disability insurance product group.

Other interest expenses

Other interest expenses decreased by 20% to €48 million in 2006. These comprised interest charges from non-banking activities payable by the Company, mainly related to funding, and by REAAL Verzekeringen. Interest charges payable by SNS Bank are netted against its interest income. Other interest charges from non-banking activities strongly decreased as a result of decreased interest expenses on funding.

Cost and combined ratios

The table below shows the costs ratios of SNS Bank and REAAL Verzekeringen of 2005 and 2006.

Table: Cost ratios 2005 and 2006

	2005 IFRS	2006 IFRS
Efficiency ratio SNS Bank	59.8%	62.6%
Operating cost/premium ratio REAAL Verzekeringen	13.5%	13.8%
Combined ratio non-life operations	98.1%	98.9%

The efficiency ratio increased from 59.8% to 62.6%. The rise was due mainly to lower income as a result of the lower net interest income, and higher staff costs caused by projects relating to legislation and compliance as well as efficiency.

The operating cost/premium ratio increased from 13.5% to 13.8%, mainly as a result of the higher amortisation in respect of capitalised internal acquisition costs. Additional expenses were also incurred because of the need to hire staff for various projects. Operating expenses were also higher due to the fact that the activities originating from Nieuwe Hollandse Lloyd were consolidated for the first time for a full year as well as the acquisition of Route Mobiel. In mid 2006, the stake of Route Mobiel was increased to 100%, therefore, that expenses were included for the first time in the consolidated figures of REAAL Verzekeringen.

Taxation

The following table shows the reconciliation between statutory and effective taxes for 2005 and 2006 under IFRS:

Table: Reconciliation between the statutory and effective tax rate of SNS REAAL 2005 and 2006

(in EUR millions)	2005 IFRS	2006 IFRS
Statutory tax rate	31.5%	29.6%
Statutory tax amount	**131**	**136**
Effect of participation exemption	-30	-29
Revaluation of deferred taxes due to change in the statutory tax rate	2	-15
Prior years adjustments (including release of tax provisions)	-7	-4
Other tax facilities	-3	
Effective tax amount	**93**	**88**
Effective tax rate	22.4%	19.2%

For 2006, the tax burden came to 19.2% (2005: 22.4%). The reduction in the tax rate was due to the decrease in the nominal rate of corporation tax, cut from 31.5% to 29.6%. Recalculation of deferred taxation, on account of the further cut in the nominal rate to 25.5% from 1 January 2007, also contributed to reducing the tax burden. For all of SNS REAAL the total impact of the recalculation amounted to €15 million.

For SNS Bank, the effective tax rate was 14.7% (2005: 20.9%). The use of structured finance deals and recalculation of the net deferred tax liability (€9 million) following the cut in the corporation tax rate brought the effective tax rate down. For REAAL Verzekeringen the effective tax rate was 27.0% and was positively affected by the recalculation of deferred taxation totalling €7 million.

Consolidated balance sheet

The table below shows the consolidated balance sheet of SNS REAAL:

Table: Consolidated balance sheet of SNS REAAL before profit appropriation

(in EUR millions)	2004 IFRS; excl. IFRS 4 / IAS 32,39	2005 IFRS	2006 IFRS
Assets			
Goodwill and other intangible assets	369	559	883
Tangible fixed assets	300	302	320
Investment in associates	51	126	139
Investment property	125	129	135
Investments	8,233	9,953	10,626
Investments for insurance contracts on behalf of policy holders	2,798	3,426	3,955
Derivatives	103	1,174	943
Deferred tax assets	167	132	66
Reinsurance contracts	269	365	338
Loans and advances to customers	42,551	46,143	56,700
Loans and advances to credit institutions	3,421	4,207	3,769
Corporate tax	31	189	250
Other assets	480	307	658
Cash and cash equivalents	1,074	1,076	960
Total assets	**59,972**	**68,088**	**79,742**
Equity and liabilities			
Share capital	340	340	383
Other reserves	1,252	1,865	2,498
Retained profit	288	323	319
Equity attributable to shareholders	***1,880***	***2,528***	***3,200***
Third party interests	--	--	--
Group equity	***1,880***	***2,528***	***3,200***
Participation certificates and subordinated debts	1,443	1,616	1,664
Debt certificates	23,464	25,654	31,259
Technical provisions, insurance operations	11,330	12,658	13,283
Provision for employee benefits	187	76	68
Other provisions	50	44	29
Derivatives	42	976	692
Deferred tax liabilities	82	324	243
Savings	10,973	12,333	13,678
Other amounts due to customers	6,346	7,078	6,479
Amounts due to credit institutions	2,442	3,419	7,534
Corporate tax	--	4	13
Other liabilities	1,733	1,378	1,600
Total equity and liabilities	**59,972**	**68,088**	**79,742**

Note: All figures are derived from the audited annual accounts.

Balance sheet 2005 compared to 2004

Total assets

In 2005, total assets of SNS REAAL increased to €68.1 billion, an increase of 13.5% compared to 2004. This increase resulted mainly from net growth in the mortgage portfolio of €3.6 billion.

Total investments increased by €1.6 billion, due to new insurance production in 2005 and favourable capital market developments. The balance sheet for 2005 includes Nieuwe Hollandse Lloyd (total assets of €669 million).

Goodwill and other intangible assets

Total goodwill and other intangible assets amounted to €559 million in 2005, compared to €369 million in 2004. The increase in goodwill and other intangible assets was mainly due to increased capitalised acquisition costs in the life insurance operations of REAAL Verzekeringen, amounting to €421 million in 2005 compared to €233 million in 2004. Following the adoption of IFRS 4, SNS REAAL capitalises internal acquisition costs and amortises them over the remaining term of average premium payment period. This also resulted in the retroactive recognition of capitalised acquisition costs for 2004 on the opening balance sheet of 2005, amounting to €47 million. In 2005, €49 million of internal acquisition costs were capitalised and €6 million was amortised. The remainder of the increase in goodwill and other intangible assets followed largely from higher insurance production reflected in higher capitalised acquisition commissions on life insurance policies.

Tangible fixed assets

Table: Tangible fixed assets

(in EUR millions)	2004 IFRS; excl. IFRS 4 / IAS 32,39	2005 IFRS	Change
Land and buildings in own use	194	196	1.0%
IT equipment	34	35	2.9%
Other tangible fixed assets	72	71	-1.4%
Tangible fixed assets	**300**	**302**	**0.7%**

In 2005, the tangible fixed assets remain stable, showing the same amount in investments and revaluations as the depreciations and divestments. The acquisition of Nieuwe Hollandse Lloyd is included in the figures of 2005.

SNS REAAL has leased property of which yearly rent was approximately €15 million in 2005.

Investment in associates

Total investment in associates amounted to €126 million in 2005, compared to €51 million in 2004. This increase can be explained by the fact that REAAL Verzekeringen increased its interest in Ducatus, to 32% during 2005. SNS REAAL's share in the equity attributable to shareholders of Ducatus amounted to €75 million at year-end 2005.

Investments

Compared to year-end 2004, the total amount of investments for own risk and account of REAAL Verzekeringen increased by €1.0 billion. Of this increase, €356 million was due to the acquisition of Nieuwe Hollandse Lloyd. The remainder of the increase resulted from premium income, increased fixed income securities available for sale and increased equities. Equities balances grew due to favourable stock market developments and due to increased purchases as part of a shift in the asset mix from fixed income securities to equity investments.

The following pie charts show the investment portfolio of REAAL Verzekeringen.


Investment portfolio REAAL Verzekeringen 2004 IFRS
5%
2%
23%
1%
37%
17%
15%
Investment portfolio REAAL Verzekeringen 2005 IFRS
8%
2%
26%
1%
36%
14%
13%
Equities
Real estate
Debt certificates
Private loans
Mortgage loans
Other investments
Investments for insurance contracts on behalf of policy

The following table shows the investment portfolio for own risk of SNS REAAL for 2004 based on IFRS, excluding IFRS 4, IAS 32 and IAS 39, and for 2005 based on IFRS:

Table: Investment portfolio of SNS REAAL 2004 and 2005 under IFRS classifications

(in EUR millions)	2004 IFRS; excl. IFRS 4 /IAS 32,39	2005 IFRS	Change
Investments at fair value through profit and loss	132	326	147.0%
Investments available for sale	4,770	5,587	17.1%
Investments held to maturity	1,932	2,052	6.2%
Loans and receivables	1,399	1,988	42.1%
Total investments for own risk	**8,233**	**9,953**	**20.9%**

Investments for insurance contracts on behalf of policy holders

The total amount of investments for insurance contracts on behalf of policy holders increased by €628 million, of which €263 million resulted from the acquisition of Nieuwe Hollandse Lloyd. The remainder of the increase resulted from the greater equity balances reflecting favourable stock market conditions and premium income. At year-end 2005, 80% of investments for insurance contracts on behalf of policy holders consisted of equities, and 20% of fixed-income securities.

Derivatives

SNS REAAL records derivatives with a positive value as assets, and derivatives with a negative value as liabilities. Total derivatives recorded as assets increased in 2005 to €1.2 billion compared to €103 million in 2004. This increase resulted from the adoption of IAS 32 and IAS 39 which prescribe that all derivatives must be included on the balance sheet according to their fair value. In 2004, only the trading derivatives were recorded on the balance sheet. The derivatives are predominantly used for hedging purposes. An amount of €144 million related to other derivatives and were recorded as assets.

Deferred tax assets

Deferred tax assets decreased by €35 million in 2005. This decrease resulted partly from a change in the corporation tax rate. In November 2005, the Dutch government announced that the corporation tax rate for 2006 would be lowered to 29.6% (in 2005: 31.5%), which led to a revaluation of deferred tax assets.

Corporate tax amounted to €189 million in 2005, an increase of €151 million compared to 2004. At year-end 2005, corporate tax mainly related to company tax receivables (€100 million) and dividend tax receivables (€88 million) of which foreign dividend tax receivables amounted to €51 million at year-end 2005.

Loans and advances to customers

The following table shows the portfolio of loans and advances to customers of SNS REAAL for 2004 and 2005, where 2004 excludes IFRS 4, IAS 32 and IAS 39:

Table: Development loan portfolio

(in EUR millions)	2004 IFRS; excl. IFRS 4 /IAS 32,39	2005 IFRS	Change
Mortgages with National Mortgage Guarantee	5,991	6,663	11.2%
Mortgages ≤ 75% of fore closure value	20,686	22,980	11.1%
Mortgages > 75% of fore closure value	6,029	4,452	-26.2%
Securitised mortgages	5,517	7,585	37.5%
Total residential mortgage loans	***38,223***	***41,680***	***9.0%***
Mortgage backed loans	1,750	1,909	9.1%
Other securities and unsecured loans	2,765	2,727	-1.4%
Non residential property	***4,515***	***4,636***	***2.7%***
Provisions for bad debts	***-187***	***-173***	
Total loans and advances to customers	**42,551**	**46,143**	**8.4%**

In 2005, the mortgage portfolio, which constituted 64% of the total assets of SNS REAAL, included mortgages of which approximately 16.0% were guaranteed by National Mortgage Guarantee, 55.1% secured at a LtFV ratio below 75%, 10.7% secured at a LtFV ratio in excess of 75%, and the remaining 18.2% were securitised.

Total mortgage loans grew from €39.9 billion in 2004 to €43.6 billion in 2005, an increase of 9.3%. Of this portfolio, the securitised part amounted to €5.5 billion at year-end 2004 and grew to €7.6 billion at year-end 2005, after two additional securitisation programmes named Hermes IX and Hermes X (see "**FUNDING**").

Loans and advances to credit institutions

At year-end 2005, the item banks was equal to €4.2 billion, an increase of €0.8 billion compared to €3.4 billion in 2004. Loans and advances to credit institutions comprises loans and advances to banks, which are not in the form of interest-bearing securities. The increase was primarily attributable to the fact that the surplus of liquidity intended for the granting of mortgages was placed at other banks, through current accounts or structured finance deals.

On the liability side, amounts due to credit institutions increased by €1.0 billion, largely through increased deposits and certificates not withdrawable within one year.

Development of provision for loan losses at SNS Bank

The following table summarises the development of provisions that SNS Bank held for loan losses in 2004 and 2005.

Table: Provisions for loan losses SNS Bank

(in EUR millions)	2004 IFRS; excl. IFRS 4 /IAS 32,39	2005 IFRS	Change
Mortgages			
Balance as at 1 January	43	46	
Implementation of IAS 32/39		4	
Reclassification	0	0	
Usage	-17	-25	
Additions	27	19	
Releases	-7	-1	
Balance as at 31 December	***46***	***43***	***-6.5%***
Other			
Balance as at 1 January	87	98	
Implementation of IAS 32/39		14	
Reclassification		0	
Usage	-31	-24	
Additions	68	61	
Releases	-26	-25	
	98	**124**	**26.5%**
Total provisions for loan losses SNS Bank	**144**	**167**	**16.0%**

Note: changes between closing balance 2004 and opening balance 2005 result from adoption of IFRS 4, IAS 32 and IAS 39

In 2005, the total provision for loan losses of SNS Bank increased by 16.0% to €167 million, mainly caused by IFRS opening balance sheet adjustments. The year-end balance of the provision for loan losses as a percentage of total risk weighted assets of SNS Bank was 0.8% in 2005 compared to 0.72% in 2004.

Risk weighted assets of SNS Bank

The following table shows the distribution of the risk weighted assets for 2004 and 2005 under IFRS:

Table: Risk weighting of assets of SNS Bank

(in EUR millions)	2004 IFRS; excl. IFRS 4 /IAS 32,39	2005 IFRS
Assets 100% risk weighted	20%	18%
Assets 50% risk weighted	50%	49%
Assets 20% risk weighted	4%	5%
Assets 0% risk weighted (NHG)	23%	24%
Off-balance items	3%	4%
Total risk weighted assets	20,037	20,175
Value adjustments SNS Bank as % of risk weighted assets	0.29%	0.25%

Note: for the calculation of the risk weighted assets, the securitised portfolio is not taken into account

Total risk weighted assets of SNS Bank increased by €138 million in 2005. The growth in total risk weighted assets was driven by the increase in the total assets of SNS Bank and offset by an increased portion of mortgages with National Mortgage Guarantee and additional securitised mortgages.

Equity attributable to shareholders

The following table shows movements in equity attributable to shareholders of SNS REAAL in 2004 and 2005 based on IFRS:

Table: Movement of SNS REAAL's equity attributable to shareholders 2004 and 2005

(in EUR millions)	2004 IFRS; excl. IFRS 4 /IAS 32,39	2005 IFRS
Equity attributable to shareholders as at 1 January	**1,589**	**2,039**
Net profit for the year	288	323
Unrealised revaluations from cash flow hedges		71
Deferred interest result from cash flow hedges		12
Unrealised revaluations		126
Realised revaluations through income statement		-43
Other movements	3	--
Amounts charged directly to equity	***291***	***166***
Equity attributable to shareholders as at 31 December	**1,880**	**2,528**
Equity adjustments due to adoption IFRS 4 / IAS 32/39		
Investment portfolio	137	
Capitalised acquisition costs	32	
Funding	-40	
Mortgages	24	
Provisions for credit risk	-15	
Derivatives	22	
Other	-1	
Total adjustments	***159***	
Equity attributable to shareholders, IFRS fully adopted	**2,039**	

Equity attributable to shareholders of SNS REAAL increased in 2005 by €0.6 billion to €2.5 billion compared to €1.9 billion in 2004. Part of this increase in equity attributable to shareholders resulted from the implementation of IFRS 4, IAS 32 and IAS 39, which led to an increase in equity attributable to shareholders of €159 million as at 1 January 2005. The most important changes relate to investments available for sale being accounted for at fair value. Unrealised value adjustments on investments available for sale are taken directly to equity attributable to shareholders. Further, the retroactive recognition of internal acquisition costs increased equity attributable to shareholders by €32 million as at 1 January 2005. The adjustment relating to mortgages is mainly due to the fact that, as of 2005, penalty interest on early redemptions of mortgages is stated in the profit and loss account in the year of receipt and is no longer amortised. As a result, capitalised penalty interest has been added to equity attributable to shareholders. Further, unwinding results on interest rate swaps are no longer capitalised and amortised, which resulted in the addition of the accrued unwinding results on interest rate swaps to equity attributable to shareholders.

In 2005, the net profit for the year contributed €323 million to the total increase in equity attributable to shareholders. Also, the favourable economic climate led to unrealised value adjustments on equities and fixed income securities available for sale. Once these securities are sold, the unrealised value adjustments are reversed and related capital gains are realised through the profit and loss account. In 2005, €43 million of unrealised value adjustments were reversed. Equity attributable to shareholders further increased as a consequence of value adjustments on derivatives used for cash flow hedging.

Liabilities

In 2005, the increase in total assets was financed by funding through debt certificates (€2.2 billion), savings (€1.4 billion), amounts due to credit institutions (€1.0 billion), and an increase in financial derivatives (€0.9 billion).

Debt certificates

Debt certificates increased in 2005 by 9.3% to €25.7 billion, compared to €23.5 billion in 2004. This increase reflects additional funding through the capital markets. In previous years, the growth rate in debt certificates was reduced by the fact that debt certificates relating to mortgages securitised by SNS Bank were recorded off balance sheet. Since under IFRS the special purpose vehicles that hold securitised mortgage portfolios are consolidated, debt certificates relating to such portfolios are also recorded on balance sheet.

Technical provisions

Total technical provisions increased by €1.3 billion to €12.7 billion. Major changes included additions of regular-premiums and single-premiums (€1.4 billion), claims payments (-€0.5 billion), lapses and surrenders (-€0.5 billion), and additions resulting from differences in equity prices and exchange rates for unit-linked products (€0.3 billion).

The total technical provision for the Nieuwe Hollandse Lloyd portfolio amounted to €566 million, of which €400 million related to life insurance operations, and €166 million to non-life insurance operations.

The following table shows the composition of technical provisions at year-end 2004 and 2005.

Table: Technical provisions

(in EUR millions)	2004 IFRS; excl. IFRS 4 /IAS 32,39	2005 IFRS	Change
Life			
Provision for life insurance obligations	8,145	8,624	5.9%
Unamortised interest rate rebates	-150	-132	-12.0%
Life, for insurance contracts on behalf of policy holders	2,845	3,461	21.7%
Non-life			
Provision for premium shortfalls and current risks	1	3	200.0%
Provision for unearned premiums	66	85	28.8%
Provision for claims payable	364	570	56.6%
Provision for claim events incurred but not reported	59	83	40.7%
Total technical provisions REAAL Verzekeringen	**11,330**	**12,694**	**12.0%**
Reclassification to provision for employee benefits	--	-36	
Total technical provisions	**11,330**	**12,658**	**11.7%**

Provision for life insurance obligations

The provision for life insurance obligations increased in 2005 to €8.6 billion, mainly as a result of an increase in sales of life insurance. The provision for profit sharing and rebates, which is part of the provision for life insurance obligations, amounted to €161 million for 2005, compared to €162 million in 2004.

Provision for insurance contracts on behalf of policy holders

The technical provisions for insurance contracts on behalf of policy holders increased by 21.7% in 2005 to €3.5 billion. This increase was driven by successful sales of individual unit-linked policies and favourable stock market developments.

Provision for claims payable non-life

The net technical provisions for the non-life operations of REAAL Verzekeringen at year-end 2005 consist of provision for shortfalls and current risks (€3 million), provision for unearned premiums (€85 million), provision for claims payable (€570 million) and provision for claim events occurred but not reported (€83 million).

The provision for unearned premiums is computed in proportion to the unexpired risk periods and increased in 2005 by €19 million to €85 million. The provision for payable claims increased by 56.6% to €570 million. This growth can be mainly explained by the acquisition of Nieuwe Hollandse Lloyd, which increased the technical provisions for non-life operations by €166 million.

Liability adequacy test

The insurance provisions reported at the balance sheet date are valued using premium calculation principles for interest and mortality (for life insurance and disability contracts) or historically observed claim development patterns (non-life insurance). The adequacy of the provisions is tested periodically during the reporting period in accordance with the demands of IFRS and guidelines of DNB.

Derivatives

IAS 32 and IAS 39 require that all derivatives must be included on the balance sheet according to their fair value, whereas in 2004 only trading derivatives were recorded on the balance sheet. SNS REAAL records derivatives with a positive value as assets, and derivatives with a negative value as liabilities. The derivatives mainly consist of interest rate swaps and cross currency swaps, which are predominantly used for hedging purposes. An amount of €76 million related to other derivatives that were recorded as liabilities at year-end 2005.

Deferred Tax liabilities

In 2005, the total deferred tax liabilities grew to €324 million, an increase of €242 million compared to 2004. This increase can be mainly explained by higher unrealised results on the portfolio available for sale and deferred results on duration swaps. These unrealised results were accounted for directly in the revaluation reserve, after taking account of deferred taxes.

Savings

Savings on the balance sheet of SNS REAAL, mostly relating to SNS Bank, increased by 12.4% to €12.3 billion, compared to €11.0 billion in 2004. This increase can be almost completely attributed to the successful growth of the savings product *SNS Spaarmix* that was introduced in 2004. In 2005, this product generated a total of €1.7 billion in savings.

Balance sheet 2006 compared to 2005

Total assets

SNS REAAL's total assets increased from €68.1 billion to €79.7 billion (17.1%). The acquisition of Bouwfonds Property Finance boosted the total assets by around €9 billion at the end of 2006. The largest increase in the total assets concerned the item loans and advances to customers, up by €10.6 billion. This was mainly due to an increase in property finance to €8.8 billion owing to the acquisition of Bouwfonds Property Finance. The Mortgages item was up by €2.3 billion driven by a portfolio growth of €2.7 billion, while market value adjustments resulting from hedge accounting under IFRS led to a slight fall in the mortgages item on the balance sheet (€0.4 billion).

Apart from the €1.3 billion increase in savings, most of the total assets growth was financed by the issue of debt certificates (€5.6 billion) and private loans via credit institutions (€4.1 billion). This partly resulted from the consolidation of SNS Property Finance. The main contributors to the €1.3 billion savings growth were the SNS SpaarMix and ASN Ideaalsparen products. The technical provision insurance operations increased by €0.6 billion to €13.3 billion as a result of the expansion in new insurance product business.

Goodwill and other intangible assets

Goodwill and other intangible assets amounted to €883 million in 2006, compared to €559 million in 2005. The increase was mainly due to the acquisition of Bouwfonds Property Finance and Route Mobiel, which led to the capitalisation of goodwill (€201 million).

Tangible fixed assets

The following table shows a break down of the tangible fixed assets:

Table: Tangible fixed assets

(in EUR millions)	2005 IFRS	2006 IFRS	Change
Land and buildings in own use	196	199	1.5%
IT equipment	35	35	0.0%
Other tangible fixed assets	71	86	21.1%
Tangible fixed assets	**302**	**320**	**6.0%**

In 2006, the tangible fixed assets increased slightly, caused partly by revaluations of property in own use and investments in other moveable assets.

Investments

Investments for own account grew by €0.7 billion to €10.6 billion (6.8%). This increase consisted of increases in the portfolios of bonds available for sale and bonds held to maturity.

The following table shows the investment portfolio of SNS REAAL 2005 and 2006 under IFRS classification.

Table: Investment portfolio of SNS REAAL 2005 and 2006

(in EUR millions)	2005 IFRS	2006 IFRS	Change
Investments at fair value through P&L	326	570	74.8%
Investments available for sale	5,587	5,861	4.9%
Investments held to maturity	2,052	2,262	10.2%
Loans and receivables	1,988	1,933	-2.8%
Total investments for own risk	**9,953**	**10,626**	**6.8%**



Investment portfolio REAAL Verzekeringen 2005 IFRS
26%
57%
7%
2%
8%
Investment portfolio REAAL Verzekeringen 2006 IFRS
28%
56%
5%
1%
10%
Interest bearing investments
Equity investments and options
Investment property
Mortgage loans
Investments for insurance contracts on behalf of policy holders

The pie charts above show the investment portfolio of REAAL Verzekeringen.

Investments for insurance contracts on behalf of policy holders

Investments for insurance contracts on behalf of policy holders were up by €0.5 billion (15.4%) to €4.0 billion.

Derivatives

SNS REAAL records derivatives with a positive value as assets, and derivatives with a negative value as liabilities. Total derivatives recorded as assets decreased in 2006 to €0.9 billion compared to €1.2 billion in 2005. Total derivatives recorded as liabilities decreased to €0.7 billion, compared to €1.0 billion in 2005. The decrease resulted mainly because of market movements and the movements in the US dollar in 2006. The dollar movements were offset by higher values for dollar-denominated equities. The derivatives are predominantly used for hedging purposes.

Deferred tax assets

Deferred tax assets decreased by €66 million in 2006. This decrease resulted partly from a change in the corporation tax rate. The corporation tax rate for 2007 has been lowered to 25.5% (in 2006: 29.6%), which led to a revaluation of deferred tax assets.

Corporate tax amounted to €250 million in 2006, an increase of €61 million compared to 2005.

Loans and advances to customers

The following table shows the loan portfolio of SNS REAAL for 2005 and 2006:

Table: Development loans and advances to customers

(in EUR millions)	2005 IFRS	2006 IFRS	Change
Mortgages with National Mortgage Guarantee	6,663	6,441	-3.3%
Mortgages < 75% of foreclosure value	22,980	23,460	2.1%
Mortgages > 75% of foreclosure value	4,452	5,266	18.3%
Securitised mortgages	7,585	11,272	48.6%
Total residential mortgage loans	***41,680***	***46,439***	***11.4%***
Mortgage backed loans	1,909	6,538	242.5%
Other securities and unsecured loans	2,727	2,499	-8.4%
Non residential property in the Netherlands	***4,636***	***9,037***	***94.9%***
Non-residential property outside the Netherlands	***0***	***1,439***	***n.a.***
Provisions for bad debts	***-173***	***-215***	***24.3%***
Total loans and advances to customers	**46,143**	**56,700**	**22.9%**

In 2006, the mortgage portfolio in the Netherlands, which constituted 58.2% of the total assets of SNS REAAL, included mortgages of which approximately 13.9% were guaranteed by NHG, 50.5% secured at a LtFV ratio below 75%, 11.3% secured at a LtFV ratio in excess of 75%, and the remaining 24.3% were securitised.

Non-residential property in and outside the Netherlands increased because of the acquisition of Bouwfonds Property Finance. This acquisition added €4.4 billion to the portfolio non-residential property in the Netherlands and €1.4 billion to the portfolio non-residential property outside the Netherlands. The acquisition of Bouwfonds Property Finance also added €3 billion residential property, of which €600 million is outside the Netherlands.

Development of provision for loan losses at SNS Bank

The following table summarises the development of provisions that SNS Bank held for loan losses in 2005 and 2006:

Table: Provisions for loan losses SNS Bank

(in EUR millions)	2005 IFRS	2006 IFRS	Change
Mortgages			
Balance as at 1 January	50	43	
Reclassification	0	4	
Usage	-25	-27	
Additions	19	53	
Releases	-1	-14	
Balance as at 31 December	***43***	***59***	***37.2%***
Property finance			
Balance as at 1 January		0	
Acquisitions		48	
Additions		3	
Releases		-2	
Other changes		2	
Balance as at 31 December	***0***	***51***	***n.a.***
Other			
Balance as at 1 January	98	124	
Implementation of IAS 32/39	14	0	
Reclassification	0	-4	
Usage	-24	-16	
Additions	61	39	
Releases	-25	-43	
Balance as at 31 December	***124***	***100***	***-19.4%***
Total provisions for loan losses SNS Bank	**167**	**210**	**25.7%**

In 2006, the total provision for loan losses of SNS Bank increased by 25.7% to €210 million, mainly caused by the acquisition of Bouwfonds Property Finance. The year-end balance of the provision for loan losses as a percentage of total risk weighted assets of SNS Bank was 0.74% in 2006 compared to 0.8% in 2005.

Loans and advances to credit institutions

At year-end 2006, the item loans and advances to credit institutions was equal to €3.8 billion, a decrease of €0.4 billion compared to €4.2 billion in 2005. The amounts due to credit institutions concerns loans to banks not in the form of interest-bearing securities.

On the liability side, amounts due to credit institutions increased by €4.1 billion. This partly resulted from the consolidation of SNS Property Finance.

Risk weighted assets of SNS Bank

The following table shows the distribution of the risk weighted assets for 2005 and 2006 under IFRS:

Table: Risk weighting of assets of SNS Bank

(in EUR millions)	2005 IFRS	2006 IFRS
Assets 100% risk weighted	18%	25%
Assets 50% risk weighted	49%	45%
Assets 20% risk weighted	5%	4%
Assets 0% risk weighted (NHG)	24%	21%
Off-balance items	4%	6%
Total risk weighted assets	20,175	28,454
Value adjustments SNS Bank as % of risk weighted assets	0.25%	0.13%

Note: for the calculation of the risk weighted assets, the securitised portfolio is not taken into account

Total risk weighted assets of SNS Bank increased by €8.3 billion in 2006. The growth in total risk weighted assets was mainly driven by acquisition of Bouwfonds Property Finance.

Equity attributable to shareholders

The following table shows movements in equity attributable to shareholders of SNS REAAL in 2005 and 2006 based on IFRS:

Table: Movement of SNS REAAL's equity attributable to shareholders 2005 and 2006

(in EUR millions)	2005 IFRS	2006 IFRS
Equity attributable to shareholders as at 1 January	**2,039**	**2,528**
Net profit for the year	323	371
Unrealised revaluations from cash flow hedges	71	-61
Deferred interest result from cash flow hedges	12	11
Unrealised revaluations	126	77
Realised revaluations through income statement	-43	-91
Revaluation deferred taxation as a result of the adjusted statutory tax rate	--	13
Amounts charged directly to equity	***166***	***-51***
Share issue		416
Costs related to share issue		-12
Interim dividend paid		-52
Transactions with shareholders		***352***
Equity attributable to shareholders as at 31 December	**2,528**	**3,200**

The equity attributable to shareholders increased by 26.6% to €3.2 billion. This increase was due to the proceeds of the listing (€404 million after deduction of expenses) and the net profit for 2006 of €371 million. Conversely, there was a decline of €52 million caused by payment of the interim dividend and a net fall of €51 million consisting mainly of unrealised revaluations of investments and cash flow hedges as a result of market developments and the realised sales of investments. The capital base increased by €720 million to €4.9 billion, while subordinated loans were €48 million higher at €1,366 million.

The capital base of SNS Bank grew from €2.6 billion to €3.5 billion. Owing to the acquisition of Bouwfonds Property Finance, SNS REAAL gave the capital of SNS Bank a €600 million boost by means of a paid-in share premium. In addition, in the second half of the year the capital base was further reinforced by raising subordinated loans. The Tier 1 capital increased from €1.8 billion to €2.3 billion and the increased subordinated capital augmented the total qualifying capital from €2.4 billion to €3.2 billion.

Liabilities

In 2006, most of the total assets growth was financed by the issue of debt certificates (€5.6 billion), private loans via credit institutions (+€4.1 billion) and the €1.3 billion increase in savings.

Debt certificates

Debt certificates increased in 2006 by 21.8% to €31.3 billion, compared to €25.7 billion in 2005. This was mainly caused by the acquisition of Bouwfonds Property Finance.

Technical provisions

Total technical provisions increased by €0.6 billion to €13.3 billion, as a result of the expansion in new insurance product business.

The following table shows the composition of technical provisions at year-end 2005 and 2006.

Table: Technical provisions

(in EUR millions)	2005 IFRS	2006 IFRS	Change
Life			
Provision for life insurance obligations	8,615	8,826	2.4%
Unamortised interest rate rebates	-132	-130	-1.5%
Provision for profit sharing and rebates	9	7	
Life, for insurance contracts on behalf of policy holders	3,461	3,909	12.9%
Non-life			
Provision for premium shortfalls and current risks	3	3	0.0%
Provision for unearned premiums	85	83	-2.4%
Provision for claims payable	570	545	-4.4%
Provision for claim events incurred but not reported	83	70	-15.7%
Total technical provisions REAAL Verzekeringen	**12,694**	**13,313**	**4.9%**
Reclassification to provision for employee benefits	-36	-30	
Total technical provisions	**12,658**	**13,283**	**4.9%**

Provision for life insurance obligations

The provision for life insurance obligations increased slightly in 2006 at €8.8 billion.

Provision for insurance policies in which policy holders bear investment risk

The technical provisions for insurance policies in which policy holders bear the investment risk increased by 12.9% in 2006 to €3.9 billion. This increase was driven by successful sales of individual unit-linked policies and favourable stock market developments.

Provision for non-life

The net technical provisions for the non-life operations of REAAL Verzekeringen decreased by 5.4% to €701 million. This was mainly caused by the decrease in the provision for claims payable (-€25 million) and provision for claim events incurred but not reported (-€13 million).

Liability adequacy test

The insurance provisions reported at the balance sheet date are valued using premium calculation principles for interest and mortality (for life insurance and disability contracts) or historically observed claim development patterns (non-life insurance). The adequacy of the provisions is tested periodically during the reporting period in accordance with the demands of IFRS and guidelines of DNB.

Deferred tax liabilities

In 2006, the total deferred tax liabilities decreased to €243 million, a decrease of €81 million compared to 2005. This decrease can in essence be explained by a lower tax rate and lower deferred results on duration swaps. These unrealised results were accounted for directly in the revaluation reserve, after taking account of deferred taxes.

Savings

Savings on the balance sheet of SNS REAAL, mostly relating to SNS Bank, increased by 11.4% to €13.7 billion, compared to €12.3 billion in 2005. This increase can be mainly attributed new appealing savings products and ASN Bank's growth savings. The Dutch savings market grew from €211 billion to €220 billion (4.3%) (source: CBS).

Current trading and outlook for 2007

In the first quarter of 2007, SNS REAAL experienced continued growth in net profit, excluding the impact of the storm of January 2007. The growth was primarily driven by SNS Property Finance's contribution and REAAL Verzekeringen's life activities. Operating expenses for SNS REAAL (excluding SNS Property Finance) were down compared to the second half of 2006. SNS REAAL's strong capital position remained unchanged.

SNS Bank's (excluding SNS Property Finance) first quarter net interest income was higher than the level achieved in the first half of 2006. While prepayment penalties were substantially lower this quarter, this was more than compensated by an improved ALM result and growth in savings. Mortgage volumes were, as in the first half of 2006, below the target market share, as we searched for a balance between margins and market share. The strong growth in new customers at ASN Bank continued in the first quarter.

Net commission and management fees (excluding SAM, which since 1 July 2006 has been part of the Group Activities) showed a strong increase driven primarily by securities commissions. SNS Fundcoach again achieved strong growth in the number of customers as well as in its assets under management.

The net profit of SNS Bank (excluding SNS Property Finance) was down due to the expected drop in other income and a slightly negative result on derivatives and other financial instruments. The decline in other income was caused by significantly lower realised gains on bonds.

Operating expenses were kept under control and remained flat compared to the first half of 2006. Our efficiency programmes are on track to deliver further efficiency gains (appr. 200 FTE) towards the end of 2007. Value adjustments were in line with the second half of 2006.

SNS Property Finance delivered a good quarter on the back of encouraging revenue growth, with a healthy pipeline for the remainder of the year. The integration of the existing property finance activities of SNS Bank into SNS Property Finance is expected to be completed in the course of the year.

Net profit at Life Insurance was up, driven by higher regular premiums and lower operating costs. Single premiums were under pressure in the first quarter. The market share of regular life premiums was stable compared to year-end 2006. Investment income was broadly in line with the level achieved in the first half of 2006.

The non-life business saw premium income increase in spite of continuing pricing pressure. At the same time, costs have started to come down. However, the impact of the January 2007 storm, which reflects our fair market share, more than offset these positive factors.

The group activities comprise the business units managed directly at holding company level, their income and expenses not being allocated to SNS Bank or REAAL Verzekeringen. These activities include SNS REAAL Invest, which has been largely dismantled, and -from 1 July 2006- SNS Asset Management.

The result of the holding company was lower than in the second half of 2006, partly due to the financing costs associated with the increased double leverage relating to the acquisition of Bouwfonds PF. The gain on the announced disposal of the remaining 40% of La Ser Lafayette Nederland will be accounted for in the second quarter of 2007.

All comparisons with prior half years should be understood as comparisons to half the reported figures for the relevant half year period.

In its 7 May 2007 trading update, the Company stated that it expected that the economic developments support a favourable climate for savings and investment, and that products in the sphere of savings, investment, property finance, pensions, occupational disability insurance and SME non-life insurance would show a prosperous development. It also stated that conditions were expected to remain challenging on the mortgage and individual life markets and that it did not expect any significant change in the interest rate climate and the yield curve. Based on the information available on the date of this prospectus, management does not believe that this outlook should be altered.

Liquidity and capital resources

Working capital

The Company is a holding company and has limited own operational activities. It is the Company's opinion that its working capital is sufficient for its present requirements, that is for at least the next 12 months from the Publication Date.

SNS REAAL's banking and insurance activities are subject to specific solvency and liquidity requirements. Prudential supervision of compliance with such requirements is exercised by DNB (see "**SUPERVISION AND REGULATION**"). SNS REAAL's banking and insurance activities comply with the applicable requirements and accordingly, it is the Company's opinion that the working capital available for such activities is sufficient for the present requirements, that is for at least the next 12 months from the Publication Date.

Furthermore, it is the Company's opinion that the working capital for SNS REAAL's other activities which are not covered by the statements above, is sufficient for the present requirements, that is for at least the next 12 months from the Publication Date.

Solvency

The solvency of SNS Bank decreased slightly, though it remains strong. The slight fall was due to the increase in the risk-weighted assets of SNS Property Finance. The total risk-weighted assets amounted to €28,454 million (2005: €20,175 million, 2004: €20,037). The Tier 1 ratio was 8.2% (2005: 8.7%, 2004: 8.7%), the BIS ratio 11.2% (2005: 11.9%, 2004: 11.7%) and the Core Capital ratio was 7.4% (2005: 6.9%, 2004: 6.6%).

The solvency of REAAL Verzekeringen was slightly higher in both the Life and the Non-Life business. In Life, solvency increased to 236% and in Non-Life to 279%.

Double leverage

Part of the equity attributable to shareholders of the Company's subsidiaries is funded by debt issued at the Company level, leading to double leverage.

Table: Double leverage

	2004 IFRS; excl. IFRS 4 / IAS 32,39	2005 IFRS	2006 IFRS
Participations SNS REAAL in associated companies	2,148	2,662	3,451
Shareholders' equity SNS REAAL	1,880	2,528	3,200
Double leverage ratio	114%	105%	108%

The double leverage, expressing the ratio between the net asset value of the associated companies and subsidiaries and SNS REAAL's equity attributable to shareholders, increased from 105.3% to 107.8%. The equity attributable to shareholders of SNS REAAL was increased by the proceeds from the IPO and the 2006 net profit. However, the line item "participations SNS REAAL in associated companies" increased by a larger amount, mainly because of a share premium of €600 million contributed to SNS Bank by SNS REAAL and the 2006 net profit generated by associated companies and subsidiaries (minus dividends paid out).

Cash flow statement

The cash flow statement is prepared according to the indirect method, making a distinction between cash flows from operating, investment and financing activities. With regard to SNS REAAL's banking operations, the primary sources of liquidity are income from mortgages, income from other loans and commission income, while its main uses of funds are for the granting of new loans, payment of interest on existing funding, and other operating costs. Liquidity requirements of REAAL Verzekeringen are met both in the short-term and the long-term by insurance premium income, investment income and income from the sale and maturing of investments.

SNS REAAL's capital requirements are primarily dependent on SNS REAAL's business plans regarding the levels and timing of capital expenditures and investments.

The following table shows the consolidated cash flow statement for SNS REAAL for 2004, 2005 and 2006 based on IFRS:

Table: Consolidated cash flow statement of SNS REAAL

(in EUR millions)	2004 IFRS; excl. IFRS 4 /IAS 32,39	2005 IFRS	2006 IFRS
Cash flow from operating activities			
Net profit for the year	288	323	371
Adjustments for:			
Depreciation and amortisation of tangible and intangible fixed assets	43	38	45
Amortisation Value of Business Acquired	-1	3	6
Amortisation of acquisition costs	35	48	83
Changes in provisions and deferred taxes	-81	259	-33
Value adjustments to financial instruments and other assets	71	60	35
Revaluation of investment property	--	--	-4
Retained profit share in associates	-44	-9	-5
Operating cash flow	***311***	***722***	***498***
Change in loans and advances to customers	-2,831	-2,810	-2,702
Change in loans and advances to credit institutions	-1,217	-823	-3,252
Change in savings	569	1,360	1,345
Change in technical provisions and provision for employee benefits	68	544	644
Change in investments and derivatives (other than from purchases and sales)	-177	-1,140	-367
Change in debt certificates	--	333	-323
Changes in other operating activities	464	268	-377
Net cash flow from operating activities	-2,813	-1,546	-4,534
Cash flow from investing activities			
Receipts from the sale of in tangible fixed assets	2	--	2
Receipts from the sale of tangible fixed assets	20	23	10
Receipts from the sale of subsidiaries	148	8	7
Receipts from the sale of investment property	6	2	3
Income from the sale and redemption of investments and derivatives	7,115	5,611	5,180
Purchase of intangible fixed assets	-112	-202	-214
Purchase of tangible fixed assets	-36	-40	-54
Purchase of subsidiaries	-3	-71	-839
Purchase of investment property	-1	--	--
Purchase of investments and derivatives	-6,313	-5,753	-6,074
Net cash flow from investing activities	**826**	**-422**	**-1,979**
Cash flow from financing activities			
Receipts from issue of shares	--	--	405
Receipts from subordinated debts	--	297	267
Receipts from debt certificates	12,041	9,614	14,665
Redemption of subordinated loans	-11	-121	-210
Redemption of debt certificates	-9,769	-7,820	-8,678
Dividends paid	--	--	-52
Net cash flow from financing activities	**2,261**	**1,970**	**6,397**
Cash and cash equivalents as at 1 January	800	1,074	1,076
Net increase in cash and cash equivalents	274	2	-116
Cash and cash equivalents as at 31 December	**1,074**	**1,076**	**960**

European Embedded Value

Introduction

This section contains a summary of the European Embedded Value Report 2006 by SNS REAAL and the embedded value as reported by the life companies of AXA NL Combined as at 31 December 2006.

Embedded value REAAL Verzekeringen

This section is a summary of the European Embedded Value Report 2006 as prepared by SNS REAAL. The calculations, methodologies and assumptions used in that report have been reviewed by Watson Wyatt Insurance Consulting B.V.

European Embedded Value Principles were published in May 2004 by the CFO Forum. The principles and the additional guidance on European embedded value (**EEV**) disclosures published in October 2005, provide a framework for calculating and reporting supplementary embedded value information. SNS REAAL recognises the importance of the CFO Forum's framework for embedded value reporting and the results presented in this report comply with the European Embedded Value Principles published by the CFO Forum in May 2004.

SNS REAAL uses embedded value as an internal management tool to analyse its operating performance in terms of value creation arising from the sale and administration of life insurance business for its life insurance operations.

Embedded value for the life insurance business comprises two components:

- Adjusted net asset value, being the sum of
  - Required capital defined as 150% of the EU minimum solvency requirement, plus
  - Free surplus
- Value of in-force business, being the sum of
  - Present value of future after-tax profits, less
  - Cost of options and guarantees, less
  - Cost of holding required capital

The value of holding activities is included within the life insurance EV, as part of the adjusted net asset value. The net asset value of the non-life insurance and other activities is then added to this value to determine the total EV of the insurance company REAAL Verzekeringen.

All material blocks of life insurance business are included in the results shown in this report. The following product groupings have been valued:

- Life products and their associated disability rider benefits;
- Deferred and immediate annuity products;
- Pension products.

Future after-tax profits are estimated using actuarial methods and current best estimates for future operating and economic assumptions. These assumptions are reviewed annually in line with EEV guidance. The distribution of these profits, in terms of both amount and timing, is restricted by accounting rules. The estimated timing of future after-tax profits allows for these restrictions.

Assumptions

The economic assumptions for 2005 and 2006 are shown in the table below. The interest and inflation assumptions are set by reference to prevailing market rates.

Long-term economic assumptions

	2005	2006
Discount rate	6.70%	7.00%
Risk free fixed interest returns	3.74%	4.05%
Equity returns	6.24%	7.05%
Property returns	5.40%	6.05%
Net credit spread on fixed interest	0.26%	0.29%
Inflation rate	2.00%	1.75%
Effective tax rate	24.4%	22.0%

Operating assumptions are best estimates of projected future experience and are set by reference to recent historical operating experience.

The risk discount rate is a combination of a risk free rate (in this case, the ultimate rates shown in the tables above) to reflect the time value of money plus a risk margin to make allowance for the risk that experience in future years differs from that assumed. In particular, a risk margin is added to allow for the risk that projected additional returns on, for example, equities are not achieved.

In determining the discount rate REAAL Verzekeringen follows the principle that an appropriate risk margin should be derived using a weighted average cost of capital (WACC) approach. The WACC is calculated using a risk free interest rate, an equity risk premium, a risk factor (beta) and an allowance for the impact of debt financing (based on the market value of this debt).

The risk factor (beta), assumed i.e. the correlation between REAAL Verzekeringen and European stock market returns, has been estimated based on a comparison between the MSCI Index and the MSCI Insurance Index, given the short history available for the SNS REAAL share price (listed in May 2006).

Embedded value results

The table below provides details of the EV at year-end 2005 and year-end 2006. Non-life insurance and other activities are included on the basis of their net asset value.

Embedded Value

(in EUR millions)	2005	2006
Free surplus (life)	257.8	325.0
Required capital (life)	715.3	773.9
Total adjusted net asset value (life)	**973.1**	**1,098.9**
Present value of future profits	748.9	1,050.2
Cost of options and guarantees	(45.7)	(37.4)
Cost of capital	(195.4)	(194.9)
Value of in-force business	**507.8**	**817.9**
Life insurance EV	**1,480.9**	**1,916.8**
Net asset value of non-life and other activities	179.8	175.4
Total EV	**1,660.7**	**2,092.2**

Options and guarantees

In addition to the margin above the risk free rate contained in the risk discount rate and the cost of holding required capital, risk is also allowed for under EEV through an explicit reduction in the EV for the (time) value of options and guarantees.

Options and guarantees result from a minimum guarantee within a specified profit sharing formula. Minimum guarantees are either 3% or 4% depending on the issue date of the policy, with more recent issues having lower rates of guarantee. For traditional business, around 40% of the technical provisions relate to business with some form of profit-sharing (discretionary or otherwise).

Around 10% of individual unit-linked business, measured as a percentage of technical provisions, has some form of minimum maturity guarantee. Group segregated account business provides the holder with the right to leave paid-up benefits with REAAL irrespective of whether the underlying assets are sufficient to meet the contract's liabilities. The change in the cost of financial options and guarantees (from €46 million at year-end 2005, to €37 million at year-end 2006) is the result of the increase in the general level of bond yields and the flattening of the yield curve over the course of 2006.

Analysis of the change in embedded value

The EV increased by €431.5 million (2005: €239 million) during 2006. This is after a dividend payment by REAAL to SNS REAAL of €54 million (2005: €58 million). Before any dividend payment, the increase in EV was €485.5 million (2005: €297 million).

The change in EV in 2006 is explained by the movement analysis shown in the table below. The analysis is shown separately for adjusted net asset value and the value of in-force business, and includes amounts transferred between these two categories.

Movement analysis

(in EUR millions)	2005 Total	Adjusted net asset value	Value of in-force business	2006 Total
EV from prior period	**1,421.5**	**1,152.9**	**507.8**	**1,660.7**
Adjustments to EV from prior period	0.0	0.0	(15.8)	(15.8)
Revised starting EV	**1,421.5**	**1,152.9**	**492.0**	**1,644.9**
New business contribution	14.9	(1.0)	21.2	20.2
Expected return on existing business	**89.4**	**90.9**	**1.9**	**92.8**
Operational experience	9.6	13.6	129.2	142.8
Operating return	**113.9**	**103.5**	**152.2**	**255.7**
Economic experience variances	198.7	71.3	5.2	76.4
Economic assumption changes	(66.3)		140.2	140.2
Dividend	(58.0)	(54.0)		(54.0)
Miscellaneous impacts	(3.3)	5.1	28.3	33.4
Change in value of other activities	54.2	(4.5)		(4.5)
Closing EV	**1,660.7**	**1,274.3**	**817.9**	**2,092.2**

The adjustments to EV from prior period represent the impact of refinements to financial projection models.

The difference between the net profit attributable to shareholders in the financial statements 2006 (€149 million) and the expected return on existing business according to the EV-models (€80.5 million) is mainly due to economic variances.

The operational experience variance represents the 2006 difference between actual and modelled experience and the impact of changes in operational assumptions as a result of new studies.

Economic experience variances primarily reflect better than anticipated investment income from equity shares.

Economic assumption changes reflect the change in risk discount rate from 2005 to 2006 (including changes made to the weighting of debt financing and after-tax cost of debt financing in determining the risk discount rate), the updating of equity risk premium and property return premium, and the increase in bond yields over 2006.

Corporate tax rates were reduced again in 2006. The impact of this change in tax rates on the value of in-force business is part of 'Miscellaneous Impacts' in the movement analysis.

Value of new business

An important element in the change in EV from one year to the next is the value added by new business. The value added by new business is the present value of after-tax distributable profits associated with sales during the reporting period. The value is determined using the average of economic assumptions over each quarter during the year, and year-end operational assumptions. The cost of capital associated with the new business is included in the new business value.

New business sales are expressed on the basis of the following:

- Annual premium equivalent (**APE**), equal to regular premium plus one tenth of single premium and
- The present value of future new business premiums (PVNBP) which equals the single premiums received in the year plus the present value of regular premiums projected to be received over the term of the new contracts, allowing for expected levels of lapse and mortality

New business volumes include premiums arising from the sales of new individual and group contracts. Renewals of existing group contracts are included in new business volumes. Projected contractual increases in premiums (either salary related or due to new members on existing group contracts) are reflected in the in-force value and deviations from these projections are treated as variations in experience rather than new sales. For individual policies, non-contractual increases to the benefits under these contracts are in principle included in new business.

The table below provides for an overview of the value created by the new business sold in 2006 and 2005

Value added by new business

(in EUR millions)	2005	2006
Value of new business before tax and cost of capital	47.4	49.4
Tax	(11.8)	(10.8)
Cost of capital	(20.7)	(18.4)
Value of new business after tax and cost of capital	**14.9**	**20.2**
APE	176.4	196.3
Margin as % of APE	**8.5%**	**10.3%**
PVNBP	1,213.0	1,395.8
Margin as % of PVNBP	**1.2%**	**1.4%**
IRR	**8.8%**	**9.1%**

Embedded value AXA NL combined

In this section the embedded value figures of AXA NL, DBV NL and Winterthur NL are presented. These embedded value figures were part of AXA S.A.'s embedded value report "2006 Additional Information About Life & Savings European Embedded Value" and were not separately identified. The applied accounting policies, underlying embedded value models and economic and operational assumptions are not consistent with SNS REAAL's policies, models and assumptions. The value of new business and embedded value of AXA NL, DBV NL and Winterthur NL will be different when the embedded value principles and guidelines of SNS REAAL are applied.

Embedded value results

The following table presents the embedded value of AXA NL, DBV NL and Winterthur NL at year-end 2006.

Embedded value 2006

(in EUR millions)	AXA NL	DBV NL	Winterthur NL	Total
Adjusted net asset value life	**412**	**143**	**163**	**718**
Value of in force business life	**511**	**32**	**94**	**637**
Embedded value life	**924**	**175**	**257**	**1,356**
Net asset value non-life	**117**	**4**	**68**	**189**
Net asset value other	**37**	**(28)**	**(6)**	**3**
Group embedded value	**1,078**	**151**	**319**	**1,548**

Value of new business

The following table presents the value created by the new business sold by the life companies of AXA NL, DBV NL and Winterthur NL in 2006.

Value added by new business

(€ millions)	AXA NL	DBV NL	Winterthur NL	Total
Value of new business	**1,0**	**1,0**	**9,1**	**11,1**

Capitalisation

The following table sets out the Company's consolidated capitalisation as at 31 December 2006, is derived from and should be read in conjunction with the Company's consolidated financial statements and the notes thereto included in "**FINANCIAL INFORMATION**".

	(in EUR millions)
Total current debt	**944**
Guaranteed	n/a
Secured	n/a
Unguaranteed/unsecured	944
Total non-current debt (excluding current portion of long-term debt)	**426**
Guaranteed	n/a
Secured	n/a
Unguaranteed/unsecured	426
Shareholder's equity	**3,200**
Share capital(1)	383
Other reserves	2,498
Retained profit	319

Notes:

(1) The Company's authorised share capital amounts to €1,701,728,383.09, consisting of 1,044,005,143 Ordinary Shares with a nominal value of €1.63 each. The issued and paid up share capital comprised 237,343,876 Ordinary Shares.

It is noted that the capitalisation table as set out above is more than 90 days old. However, while there have been changes to the components of the Company's capitalisation arising in the ordinary course of business since 1 January 2007, there has been no material change to the Company's capitalisation in 2007 to date.

Funding

Introduction

The goal of the capital market funding activities is to finance and capitalise the bank at the lowest economic cost, limited by the level of risk. The strategy of SNS Bank is based on diversification of funding instruments, investor type and geography.

The funding strategy provides SNS Bank with strong access to capital markets, which enables the organisation to finance its growth at competitive levels. SNS Bank's robust credit profile creates a strong demand for the bank's debt paper.

Diversification of funding instruments

A solid funding policy is essential to finance the bank as economically and diversely as possible. SNS Bank uses several funding instruments (see the graph below). It has at its disposal a €25 billion Euro Medium Term Note programme (EMTN), under which public and privately placed loans are issued. Privately placed loans can be divided into plain vanilla and structured notes. In 2006, SNS Bank issued €1.4 billion worth of private placements under the EMTN programme. In 2006, one public loan was placed, a €1.25 billion Floating Rate Note, which will mature in November 2009. At year-end 2006 the outstanding amount under the EMTN programme was €16.7 billion. SNS Bank's Australian A$3 billion MTN programme was also used in 2006 through a public subordinated loan of A$400 million (Lower Tier II). At the end of 2006, A$ 1.55 billion was outstanding under this Australian MTN programme. Furthermore, SNS Bank has access to the Schuldscheine market in which private loans are mostly sold to German investors and come with separate loan documentation governed by German law. In 2006, a total of €315.5 million was issued in this market.

Funding instrument distribution 2006



30%
43%
5%
5%
17%
Medium term notes
Commercial Paper
Commercial Deposits
Fiduciary Deposits
Securitisation

Regional distribution funding 2006


8%
2%
3%
3%
3%
4%
5%
8%
10%
11%
15%
28%
Other
Netherlands
Norway
Slovak Republic
Switzerland
Hong Kong
Austria
Italy
France
Unknown
UK
Germany

Distribution funding to the type of investor 2006


12%
14%
2%
7%
7%
36%
22%
Asset Manager
Bank
Insurance
Investment Fund
Institutional
Other
Unknown

Good access to the short-term money market is very important for prudent cash management. This has been achieved by a €4 billion Euro Commercial Paper programme and a €4 billion French Commercial Paper programme. These proved to be very liquid in 2006 and have been very helpful in financing the acquisition of Bouwfonds Property Finance. At year-end 2006, a total of €2.4 billion of Commercial Paper was outstanding.

Securitisation of mortgage loans

Securitisation has become an important funding instrument for SNS Bank. In 2006, two transactions were entered into under the Hermes programme with mortgage loans as collateral. The Hermes programme is amongst the top 3 most active securitisation programmes of residential mortgage loans in the Netherlands and has a well-established name in the market. Under Hermes XI, Hermes XII and Hermes XIII, €1.5 billion, €2.2 billion and €2.8 billion was securitized respectively. Furthermore, SNS Bank carried out for the first time a so called NHG securitisation, which included only those mortgage loans that carry an NHG guarantee. This transaction, which has a size of €1 billion, will take 15 years and has very low funding costs. At year-end 2006, €11.2 billion was outstanding by way of mortgage securitisations compared to €13.8 billion at 31 March 2007. A second NHG securitisation transaction was recently carried out with a size of €800 million, which will take 7 years and has also very low funding costs.

Benchmark bonds

It is SNS Bank's policy to have a number of liquid benchmark bonds outstanding, of €750 million or more, with different maturities. These benchmark bonds can be actively traded on the European exchanges. SNS Bank's policy enables investors to switch between maturities within the credit curve of SNS Bank. A liquid bond also makes it attractive for institutional investors to invest in an SNS Bank bond. In 2006, the bank placed one benchmark bond of €1.25 billion.

Outstanding benchmark bonds at year-end 2006

Outstanding benchmark bonds at year-end 2006

€ 1.000 million 6,00%	**Oct. 2007**
$ 1,000 million FRN	**June 2008**
€ 1,250 million FRN	**Oct. 2009**
€ 1,000 million 6,125%	**Apr. 2010**
€ 800 million FRN	**Oct. 2011**
€ 500 million 5,625%	**June 2011**
€ 900 million 4,625%	**Feb. 2014**

Within the bank's own rating category, the benchmark bonds of SNS Bank have consistently outperformed the iBoxx A financial index and are trading at around the iBoxx index for AA financials. Clearly the market acknowledges the robust credit profile of the bank, resulting in strong demand for SNS Banks' debt securities (source: www.iboxx.com).

Managing liquidity risk

SNS Bank has a low liquidity risk profile, partly as a result of the good spread of maturities in different markets and currencies. This is acknowledged in the reports of different rating agencies.

Credit ratings

The credit ratings, as assigned by rating agencies, are indicators of the likelihood of timely and full repayment of the interest and principal amount of fixed-income securities. In March 2007 Moody's long-term rating for SNS Bank improved from A2 to A1. Moody's long-term rating for SNS REAAL improved from A3 to A2. Both improvements were the result of the implementation of the joint default analysis, a new way to analyse the impact of the support a bank can receive from the central bank. As a result of the announced Acquisition, Moody's confirmed SNS Bank's credit rating and placed SNS REAAL's credit rating on review for a possible downgrade. The ratings and the outlook by S&P and Fitch Ratings remained unchanged in 2006. S&P confirmed its credit ratings of SNS Bank and SNS REAAL after the announcement of the Acquisition. Fitch Ratings confirmed its credit rating of SNS Bank after the announcement of the Acquisition.

SNS Bank	S&P	Moody's	Fitch
Short term	A-1	P-1	F1
Long term	A	A1	A+
Outlook	Stable	Stable	Stable

SNS REAAL	S&P	Moody's
Short term	A-2	P-1
Long term	A-	A2
Outlook	Stable	Stable

For the relevant rating definitions of S&P, Moody's and Fitch see www.standardandpoors.com, www.moodys.com and www.fitchratings.com respectively.

Capital market activities of SNS REAAL

The activities of SNS REAAL in capital markets at group level were limited in 2006, but slightly larger than in previous years. Under the €1 billion EMTN programme, which is expected to be increased to €2 billion by the end of June 2007, €622 million was outstanding at year-end 2006. Furthermore, SNS REAAL makes use of money market funding with a relatively short maturity.

Risk Management

Introduction

SNS REAAL operates on the basis of a sound balance between risk and return, while aiming at a moderate risk profile. SNS REAAL's risk profile is determined by its focus on retail and SME clients, the Dutch market and the three core product groups: mortgages and property finance, savings and investments and insurance.

SNS REAAL regards risk management, capital management, pricing and portfolio management as key pillars that underpin its strategy of structural value development. Also, after the acquisition of SNS Property Finance, SNS REAAL managed to maintain a healthy balance between return and risk.

Structural value creation through risk management

SNS REAAL aims for structural, long-term value creation on an entrepreneurial basis. SNS REAAL wants to create value for its shareholders and other stakeholders, subject to the preconditions of a moderate risk profile and sound risk management. In this way, the Company will be able to fulfil its obligations towards its clients and other creditors. SNS REAAL aims to be transparent in the way it organises risk management and promotes structural value creation.

The four key outside stakeholders in terms of adequate risk management and structural value creation are the shareholders, clients, supervisory authorities and lenders.

SNS REAAL distinguishes the components of the risk management organisation on the one hand, and the activities aimed at structural value creation on the other hand. The diagram below shows the components of the risk management organisation and the activities that play a role in creating value in the long-term.



Shareholders
Lenders
risk principles
risk committees
risk management
capital-
manage
ment
value
creation
pricing
risk management departments
portfolio
management
risk classification
Supervisory
Authorities
Clients

Risk management organisation

The risk management organisation serves to keep SNS REAAL's risk profile at the desired moderate level and to enable the structural value creation framework to function properly. The risk management organisation consists of the following components, which will be discussed in the following paragraphs: risk principles (key principles and roles and responsibilities), risk committees (advice and decision-making committees for line departments), risk management departments (staff departments for management and advice), and risk classification (various risk categories).

The following components, which are shown in the 'shell' in the diagram above, enable the four activities that are aimed at creating value, the essence of this process. The components will be discussed in the following paragraphs: Capital Management, Pricing, Portfolio Management and Risk Categories.

Risk principles

SNS REAAL aims to act as an entrepreneur whilst maintaining a moderate risk profile through a sound balance between risk and return. The implementation of risk management must be focused on maintaining this moderate risk profile.

For the benefit of its risk management organisation, SNS REAAL has defined a number of core principles:

- SNS REAAL aims for at least a solid A-rating with the rating agencies. This goal also determines the group's risk tolerance in each risk category
- The risk tolerance in each risk category determines the control objectives, acceptance criteria and codes of conduct
- SNS REAAL uses a group-wide risk classification to ensure uniform application of the various risk categories
- Stress analyses and measures have been adopted for the main risks in every business unit
- The models applied in SNS REAAL's risk management are regularly tested
- SNS REAAL aims for uniformity in the duties and responsibilities in risk management, in regard to which risk owners have been appointed for each identified risk

In the context of adequate risk management, a clear division of roles and responsibilities has been made. The Executive Board has ultimate responsibility for risk management. The CFO of SNS REAAL has been appointed as the Chief Risk Officer of SNS REAAL. Members of the Executive Board and the Board of SNS Bank and REAAL Verzekeringen have been appointed as risk owners who are responsible for defining and implementing the risk policy in the specific risk areas.

A number of risk committees and risk management departments, appointed by the Executive Board, function both at the group level and at bank and insurer level. These risk committees have clearly defined duties, responsibilities and powers. Risk management is often delegated to these risk committees. These committees consist of staff from the line management and the risk management departments.

SNS REAAL distinguishes three risk management responsibility levels:

- The line organisation, which is responsible for the risk and its management
- The risk management departments, which advise line management and monitor positions
- The internal auditor (the Group Audit Department), which reviews the process and performance of the risk organisation

The diagram below shows the relationships between the risk committees and risk management departments in SNS REAAL's risk management organisation.

Risk supervision: **Supervisory Board**
Audit Committee

Risk policy: **Group Executive Board**

Risk management: **Risk committees / Risk management departments**
SNS REAAL Risk Policy Committee
ALCO Group

Board of Directors
SNS Bank Risk Policy Committee
Risk Management Committee
REAAL Verzekeringen
Price Risk Committees
Credit Committees
Operational ALCOs

Risk committees

The Supervisory Board has installed an Audit Committee from among its members. The duties of this committee include overseeing the quality and work of the organisation and risk management operations. The Audit Committee evaluates the structure and performance of the risk management organisation and obtains relevant information from the Executive Board. In addition, it receives information from the internal auditor, the external auditor, and the certifying actuary. Once a year, the Audit Committee meets with the internal auditor and the external auditor without the Executive Board being present. The Audit Committee prepares for the decision-making in the Supervisory Board on relevant issues.

The SNS REAAL Risk Policy Committee consists of the Executive Board, the director of Balance Sheet & Risk Management, the director of Legal Affairs and the director of Compliance & Operational Risk. This committee sets the strategic risk policy, sets up the group-wide risk management organisation and translates SNS REAAL's risk tolerance ('risk appetite') into standards and limits for the various risks, subject to which the entities can operate. In addition, it sets the mandates for the other risk committees.

The SNS REAAL Asset & Liability Committee (Group ALCO) manages the balance sheets of the Bank, the Insurer and the Group. The Group ALCO consists of the Executive Board, the CFOs of SNS Bank and REAAL Verzekeringen, the director of Balance Sheet & Risk Management, the head of Asset & Liability Management and the director of SNS Asset Management. Operational ALCO's within SNS Bank, SNS Property Finance and REAAL Verzekeringen prepare decisions, take decisions within their mandates and see to the implementation of the decisions of the Group ALCO.

SNS Bank's Risk Policy Committee and the REAAL Verzekeringen's Risk Management Committee, consisting of the members of the management boards, are risk committees that manage risks at operational level within the mandates set by the SNS REAAL's Risk Policy Committee.

At SNS Bank and REAAL Verzekeringen, credit decisions are taken by the Bank Credit Committee and the insurer Credit Committee, respectively. Made up of their management boards, these committees advise on credit limits, counterparty limits and the acceptance of large items. The Risk Committee Property Finance consists of the CFO SNS Bank, the CFO SNS REAAL, the CEO SNS Bank and the CEO, Credit Manager and director of Risk Management of SNS Property Finance.

The Bank Price Risk Committee and the Insurer Price Risk Committee, with representatives from product management, sales, service centres, Management Accounting and Balance Sheet & Risk Management, give advice on client rates. The Bank Price Risk Committee is also responsible for managing the mortgage portfolio.

The objective of the Integrity and Compliance Committee is to bring about and embed the desired integrity of SNS REAAL as determined by the Executive Board. This committee is chaired by the chairman of the Executive Board. The other members are the CFO, also CRO, of SNS REAAL, the portfolio-holder product management of REAAL Verzekeringen and SNS Bank and several group staff directors (LA, CA and CORM).

Risk management departments

The group staff departments mentioned below advise on risk management and report on the risk profile. They do so group-wide, promoting efficiency and uniformity. The risk management departments operate as shared service centres for the banking and insurance operations. The directors of these group staff departments report hierarchically to the Executive Board and functionally to the responsible officers at the Bank and the Insurer. Aside from drawing up definitions and policy, they are responsible for modelling, measuring, monitoring, reporting and advising with respect to risks.

Balance Sheet & Risk Management

Balance Sheet & Risk Management supports the Executive Board and the management boards of the business units in:

- Determining the desired risk profile
- Measuring the valuations of portfolios for managing structural value creation
- Determining the prices of products and services on the basis of risk-weighted return
- The choice of products and services fitting in with the desired risk profile
- Asset and liability management for the banking and insurance
- Funding and capitalisation
- Portfolio management and credit risk modelling
- Portfolio management in terms of underwriting risks
- Actuarial reporting

Compliance & Operational Risk Management (CORM)

CORM advises the Executive Board, the management boards of the business units and management on managing non-financial risks. Non-financial risks are related to either human behaviour or organisational processes. Important duties of this department include offering advice on and promoting ethical conduct within the organisation and co-ordinating activities with regard to operational risk management.

Local compliance officers have been appointed in SNS REAAL's main business units; they report functionally to the director of CORM. The independent position of the compliance officers is guaranteed in a charter adopted by the Executive Board.

Legal Affairs (LA)

Legal Affairs prepares policy and supports operations for risk management. Its main duties are:

- Identifying and advising on present and future legislation and regulations
- Advising on aspects of integrity and the duty of care
- Preparing and implementing policy with respect to the exercise of integrity and the duty of care

The directors of CORM and Legal Affairs report directly to the chairman of the Executive Board.

Credit Risk Management (CRM)

Credit Risk Management, a department of SNS Bank, focuses on policy preparation and operational support for credit risk management. The director of Credit Risk Management reports

directly to the CFO of SNS Bank. Special Credits department Business and Special Credits department Retail are also part of the Credit Risk Management department. Credit Risk Management's main responsibilities are to:

- Analyse the SME credit recommendations and advise the responsible officer or Credit Committee
- Administer and manage the loan facilities and collateral for SME credit
- Manage and settle retail and SME loans
- Prepare and establish SME credit policy and the related communication
- Prepare operational management reports on credit management (CRM Management Information System)

In 2006, the debt management (arrears) of the front office organisation was brought under Special Credits department. Clients are contacted by telephone in order of urgency, based on the risk of default and the loss in case of default.

To SNS Property Finance, credit risk management is crucial, given the relatively large amount of the loans involved. SNS Property Finance has an approval system in place with four levels: tied to (deputy) directors in a business unit, risk committees in the business units of SNS Property Finance, the risk committee of SNS Property Finance, and the statement of no-objections of the Credit Committee of the Supervisory Board.

Finance proposals (other than financing below €1 million) are subject to a written analysis by Risk Management. Risk Management SNS Property Finance is independently organised and provides an objective opinion on the finance proposal.

Risk decisions, which include but are not limited to entering into joint ventures or other forms of participation, such as equity, mezzanine or participation finance, are always submitted to the Risk Committee SNS Property Finance, which is the highest level.

The director of Balance Sheet and Risk Management reports directly to the CFO.

Internal Control

The Internal Control departments of SNS REAAL, SNS Bank and REAAL Verzekeringen audit the effectiveness of the control measures in the procedures on behalf of line management. Their findings are 'weighted' against the uniform standard, generating adequate management information in relation to the organisational and process goals.

Internal Audit (IA)

Internal Audit conducts audits for the benefit of the Executive Board and both management boards of the business units with regard to the effectiveness and efficiency of the internal risk management and control system, the effectiveness of the related processing systems and the reliability of management information.

Internal Audit evaluates the structure of the control procedures and reports its findings to the Executive Board and both management boards. The Audit Committee and the Supervisory Board are also informed about the main findings on the quality of the risk management processes by the Executive Board.

Internal Audit reports directly to the chairman of the Executive Board. In this way, the department is able to perform its activities independently of the business units and the departments of SNS REAAL. In exceptional cases, the director of Internal Audit may contact the chairman of the Audit Committee and the chairman of the Supervisory Board directly.

Internal Audit reports the findings of its audit to the director responsible within the management board of the business unit; the Executive Board receives a summary of the report. If the results of the audit warrant it, they are shared with the Executive Board. Summaries, by means of quarterly reports, are provided via the management boards of the business units to the Executive Board and subsequently the Audit Committee. The functional coordination between the Internal Audit and Internal Control departments of the Bank, Insurer and Group was strengthened in the year under review.

Risk classification

SNS REAAL distinguishes the following risk categories for SNS REAAL's net asset value, profits and/or business continuity: strategic risk, market risk, credit risk, underwriting risk, liquidity risk, operational risk and integrity risk. For a description of the risk categories, see "**Risk Categories**" and "**Risk Management**".

Activities regarding structural value creation

SNS REAAL distinguishes capital management, pricing and portfolio management as activities that contribute to value creation.

Capital management

SNS REAAL's capitalisation policy focuses on the optimisation of the capital structure in line with achieving the strategic goals of the company. SNS REAAL's initial public offering increased its strategic flexibility and access to the capital markets. The capital structure is aimed at generating an average earnings growth rate of 10% per share and return on equity in excess of 15%, while satisfying the requirements of DNB, EU legislation, rating agencies and the internal requirements with respect to capital adequacy.

The following table show SNS REAAL's solvency standards.

Entity	Standard	Internal standard
SNS REAAL	Double leverage	< 115%
REAAL Verzekeringen	Double leverage	< 115%
	EU-norm life	> 150%
	EU-norm non-life	> 200%
SNS Bank	BIS-ratio	> 11%
	Tier 1-ratio	> 8%
	Core capital-ratio	> 6%

SNS Bank strives for solvency standards as described in the table 'Solvency standards' above. SNS REAAL applies a 115% ceiling for its double leverage. This standard limits the degree to which debt raised by the group can be passed on to subsidiaries as shareholders' equity. The investment of the ratio over the past years is presented in the following diagram.


%
130
125
120
115
110
105
100
95
2002
2003
2004
2005
2006
Double leverage SNS REAAL

In assessing capital adequacy, SNS REAAL increasingly takes into account the economic risks of the underlying activities. These are assessed using 'economic capital' and 'stress tests'.

The capitalisation mix -- the mix of shareholders' equity, subordinated loans and debt forms -- is determined by the goal of maintaining a single A-rating.

The capital management framework of SNS REAAL can be summarised as shown in the following diagram.


Required economic capital
Stress tests
Capital Management

Quality Control

The economic capital requirements are estimated as accurately as possible, without an increment for prudence. Stress tests are performed every year to ensure that the economic capital is adequate in stress situations. In the stress test for SNS Bank, carried out in 2005 and 2006, the losses in various stress scenarios were covered by the one year profit.

To assess the quality of capital management, the economic capital requirements are measured against the available capital. If necessary, measures are taken.

In its capital management process, SNS REAAL prepares operational plans each year with a three-year horizon. A capital management plan is then prepared that covers the same period, in which the capital requirements and their fulfilment are set such that SNS REAAL can satisfy the internal and external standards. Instruments to lower the risk and to increase the available capital are used for capital management. SNS Bank's and REAAL Verzekeringen's capital is a mixture of various kinds of capital, with the emphasis on shareholders' equity. Different bandwidths are applied per entity for the other classes of capital. The Executive Board has decided in 2007 to aim at a capital mix for REAAL Verzekeringen of approximately 85% in shareholders' equity and 15% subordinated debt. SNS REAAL is more than capable of capitalising its own organic growth in the coming years. Since the initial public offering, SNS REAAL has had an open capital structure and in principle has capitalised its subsidiaries strictly according to internal and external solvency standards. That way, the group can manage any surplus capital efficiently.

Each month, SNS Bank makes a 12-month rolling forecast for its capital requirements. The monitoring makes it possible to take additional measures if necessary, such as securitisation or raising subordinated loans. For example, an additional mortgage loan securitisation was carried out for the acquisition of Bouwfonds Property Finance in order to stay within the capital ratios after the takeover. SNS Bank has excellent access to the financial markets.

Economic capital

SNS REAAL's economic capital requirement reflects the Company's risk profile as accurately as possible. For SNS Bank, the economic capital framework is part of the ICAAP (Internal Capital Adequacy Assessment process). As part of the Supervisory Review Process under Basel II/Pillar II it is up to banks themselves to determine the amount of capital required. In the context of Solvency II, REAAL Verzekeringen participated in the quantitative impact studies QIS1 and QIS2. These studies were initiated by the CEIOPS (Committee of European Insurance and Occupational Pensions Supervisors). Solvency II has been embedded in existing programmes at SNS REAAL. SNS REAAL describes the economic capital requirement as the capital necessary to cover the economic risks of all activities within a period of one year. A 99.96% confidence level is applied.

SNS REAAL is constantly improving and fine-tuning its internal economic capital models.

For the internal economic capital framework of SNS REAAL, the required economic capital for SNS Bank and REAAL Verzekeringen on a stand-alone basis (including diversification effects within SNS Bank and REAAL Verzekeringen, but excluding the diversification effects between bank and insurer) is compared with the current regulatory capital, including all eligible elements from the capitalisation mix, which consists of shareholders' equity, subordinated loans and other forms of capital. Conditions set by the supervisory authorities and rating agencies for the composition of the capitalisation mix need to be met. This is in line with conditions set by Basel II for available capital and the first guidelines from Solvency II ('Issues paper Eligible Capital Element', published by the European Commission in October 2006).

For its well-diversified retail portfolio, SNS Bank can suffice with holding much less capital according to economic principles than according to the capital requirements of the supervisory

authority. However, the diversification across risk categories may prove lacking in stress scenarios, because of the 99.96% confidence level that is applied in the internal economic capital framework of SNS REAAL. This is taken into account in the qualitative assessment of the capital adequacy of SNS REAAL. Under Basel II, this qualitative assessment will be reflected by a capital requirement under Pillar II, hence explaining the large difference between the economic capital requirement (the most accurate assessment possible) and the regulatory capital in place at, in particular, SNS Bank. SNS REAAL also benefits from a natural hedge between the ALM positions in its banking and insurance operations. This reduces the economic capital requirement at group level in comparison with the regulatory capital requirement, which takes no account of this.

In the calculation of economic capital, account is taken of diversification effects, both between risk categories and product groups. The reason for these diversification effects is that not all risks are perfectly correlated. In the calculation of the stand-alone economic capital at SNS Bank and REAAL Verzekeringen, no account is taken of diversification between banking and insurance operations.

The developments in the risk profile have impacted on the economic capital requirement:

- Increase of economic capital requirement SNS Bank in connection with the acquisition of Bouwfonds Property Finance
- SNS Bank's ALM position has decreased, in line with the lower interest rate exposure
- The economic capital requirement of REAAL Verzekeringen fell due to a rate hike at the end of 2006, which reduced the value of the guarantees in the insurance obligations

The graph below compares the required economic capital with the required and available regulatory capital. SNS REAAL improves its internal economic capital models on an ongoing basis, which is why these figures are only indicative as regards the risk profile, and thus as regards the economic capital of SNS REAAL. To provide more insight into the group's risk profile, the second graph below shows a breakdown of the economic capital requirement per risk category.



(in € millions)
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
SNS Bank
REAAL Verzekeringen
SNS REAAL
Required Economic Capital - Stand Alone
Required regulatory capital (minimum)
Required regulatory capital (internal)
Available regulatory capital (non core)
Available regulatory capital (core)


3%
4%
8%
33%
15%
16%
20%
Market risk
Credit risk SNS REAAL excluding SNS PF
Credit risk SNS PF
Strategic risk
Operational risk
Insurance risk on insurance contracts Life
Insurance risk on insurance contracts Non-life

SNS Property Finance is integrated in the year-end economic capital figures as follows: The credit risk of SNS Bank excluding SNS Property Finance and the credit risk of SNS Property Finance are added together. Then diversification is assessed for all risk types, including ALM and market risk. SNS Property Finance is integrated in the ALM-economic capital.

By making the trade-off between capital requirements and profit, the appropriate risk return decisions are being made. The economic capital model makes risk attribution to products and risk types transparent and manageable and hence increases the insight in the risk profile of the company.

Economic capital by type of risk SNS Bank 2006


8%
15%
23%
27%
28%
Market risk
Credit risk SNS Bank
Credit risk SNS PF
Strategic risk
Operational risk

Economic capital by type of risk REAAL Verzekeringen 2006


7%
8%
36%
7%
15%
5%
2%
20%
Market risk (interest)
Market risk (shares)
Market risk (other)
Credit risk
Strategic risk
Operational risk
Insurance risk on insurance contracts Life
Insurance risk on insurance contracts Non-Life

The conclusion on the basis of the economic capital figures is that SNS REAAL is soundly capitalised. The capital base, in combination with the initial public offering, provides a solid foundation for achieving growth both organically and by means of acquisitions.

Pricing

SNS REAAL considers disciplined, well-founded and uniform pricing in the market to be a cornerstone of structural value creation in the long-term. SNS REAAL's policy in this regard has contributed significantly to its success in recent years. Expected risk and capitalisation costs are important building blocks in this respect. Examples of risks that are taken into account when setting client rates include credit risk for mortgages, mortality risk for life insurance contracts and uncertainties about policyholder or mortgage customer behaviour.

Since the anticipated risks as well as capital and organisational costs are accounted for in pricing, SNS REAAL can analyse which elements have a positive or negative impact on results. On the basis of the most recent figures, SNS REAAL can subsequently revise client rates, which lowers the risk of offering unprofitable products for a longer period. Actual client rates are set on the basis of advice from the bank's and insurer's Price Risk Committees. Apart from theoretical rates, market conditions, volume targets, required return and room for special offers are also taken into account.

Portfolio management

Portfolio management is an important tool for analysing structural value creation in the long-term and reducing risks. SNS REAAL continuously evaluates whether the return generated by its product lines and business units merits the related risks and capital utilisation. SNS REAAL also links its results to its economic capital and reviews the risk/return ratio of each business unit. The acquisition of Nieuwe Hollandse Lloyd (non-life insurance) in the second half of 2005 and Bouwfonds Property Finance in 2006 and the cooperation with Goudse Verzekeringen (absenteeism insurance) that was started in 2006 helped to diversify the product portfolio.

The ALM position in SNS REAAL's banking and insurance operations is also evaluated in the context of portfolio management. As a result, SNS REAAL has decided to marginally expand REAAL Verzekeringen's position in equities while covering the downside risk. Both REAAL Verzekeringen and SNS Bank have taken the rising trend in long-term interest rates into account when managing their interest rate positions. The diversification benefit between the ALM position of SNS Bank and REAAL Verzekeringen decreases due to the low interest rate position of SNS Bank. Under the ALM plan, a more efficient strategic portfolio for REAAL Verzekeringen has

been configured in 2007. This portfolio has an improved trade-off between Value-at-Risk and the expected return on the net asset value of the company. This portfolio will be further implemented in 2007.

Risk categories and risk management

SNS REAAL's activities carry various kinds of risk that are inherent to conducting an entrepreneurial business. Risk management at SNS REAAL is aimed at identifying, analysing and limiting these risks while using opportunities within the strategic objectives. In doing so, SNS REAAL strives to optimise the risk-return ratio.

Strategic risk

Strategic risk is the risk of not achieving goals because there was no or insufficient response to changes in external factors. Possible causes are insufficient efforts to promote core products, a drop in demand for core products, tougher competition or new regulations.

SNS REAAL records its strategy in a long-term plan. This strategy is revised each year in a process that includes identifying the strategic risks by means of a strategic risk analysis. Implementation of this strategy is closely monitored and frequently reported on.

Market risk

Market risk is the risk of market prices changing to such an extent that they have negative consequences for the company's results and/or net asset value. Market prices include interest rates, equity prices and exchange rates.

Market risk profile

Fluctuations in the financial markets -- interest rates, slope of the yield curve, equity and bond prices, real estate prices, exchange rates -- have an impact on SNS REAAL's profit and net asset value. The degree of fluctuation is quantified in the market/ALM risk category. Interest rate risk is a main source of risk in SNS REAAL's moderate risk profile. Interest rate risk appears due to the mismatch between asset and liabilities on the balance sheet of SNS REAAL. In a going-concern situation the assets on the bank's balance sheet have a longer duration than the liabilities, while the opposite is true for the insurer's balance sheet. Given its balance sheet structure, SNS Bank usually benefits from a decline in interest rates and REAAL Verzekeringen from an increase. The opposite interest rate positions at REAAL Verzekeringen and SNS Bank creates a natural hedge within SNS REAAL from a market-to-market perspective.

Market risk -- SNS Bank's bank book

As the yield curve in 2006 continued to flatten, in combination with rising short-term interest rates, the interest rate position was further reduced. SNS Bank's exposure to further short-term interest rate hikes was thereby likewise reduced. The ALM position decreased caused by the flattening yield curve and reduced positions. This adjustment did improve the ALM results for the second half of the year compared to the first half. In the last quarter of 2006 the duration of equity was managed between 3 and 4.

Market risk -- SNS Bank's trading book

SNS Bank runs only a limited market risk with its trading book. This risk is calculated on a daily basis and managed via a system of limits. The framework for Value at Risk and stress limits for extreme circumstances also functioned well in 2006. The utilisation rate for both limits was low throughout 2006. The Value at Risk method consists of scenario (Monte Carlo) analyses and stress tests. The underlying scenarios are benchmarked using historical data.

The economic capital requirement for the trading book in 2006 amounted to less than 1% of SNS REAAL's total economic capital consumption.

Market risk -- REAAL Verzekeringen

When changes occur in the financial markets, REAAL Verzekeringen is exposed to market risk if changes in the value of investments (equities, real estate, fixed-income) do not keep pace with

the value of its liabilities. The ALM risk is reported on a regular basis. The risk is quantified by ALM-Economic Capital, duration and sensitivity analyses. As do most insurers, REAAL Verzekeringen is benefiting from high and rising interest rates. Given the rising interest rates in 2006, REAAL Verzekeringen aimed for a relatively large interest rate position, and benefited from increasing interest rates, as evidenced by the higher net asset value.

Investment policy

The market risk represents a large proportion of the total economic capital of SNS REAAL, SNS Bank and REAAL Verzekeringen. REAAL Verzekeringen addresses this risk through the ALM plan. This plan sets out the strategic investment portfolio for REAAL Verzekeringen. The strategic investment portfolio makes a trade-off in terms of risk-return and takes into account internal and external constraints related to solvency and result on investments. In 2006, the efficiency of the portfolio was further improved, resulting in a higher expected return on the net asset value at the same or lower Value-at-Risk. The investment portfolio is well-diversified across regions, industries and companies. SNS Bank revises its interest rate position every month on the basis of risk profile and interest rate expectations.

At the start of 2006, REAAL Verzekeringen raised its equity weighting in the investment portfolio by 5%. The downside risk of the expansion has been hedged.

Credit risk

Credit risk is the risk of a debtor defaulting in whole or in part, or of its position deteriorating such that it has a negative impact on the company's results or net asset value.

Credit risk profile SNS REAAL

SNS REAAL recognises various types of credit risk. Mortgages, with a 80% share in terms of exposure, are by far the most important. The risk profile of this credit portfolio is very low. Duties, powers and responsibilities are determined for staff and committees with stepped decision-making powers per credit risk category. These are set out in the policy documents for each credit risk category.

Insurance risk

This is the risk that the size and timing of cash outflows in connection with mortality, disability, non-life claims or insurance behaviour falls short of expectations. REAAL Verzekeringen's portfolio has a low risk profile. The portfolio is well-diversified and both the life and non-life insurance activities are focussed on the retail and SME markets in the Netherlands.

Liquidity risk

Liquidity risk is the risk that funding, cash and cash equivalents are completely or partly unavailable to such an extent that the group cannot meet its short-term financial obligations. SNS REAAL pays ample attention to the management of liquidity risk to ensure the group has sufficient reserves at its disposal and always remains able to meet its financial obligations.

Liquidity risk is especially important for SNS Bank, the largest borrower within SNS REAAL. SNS Bank has a broad investor base, an extensive range of financing instruments and wide access to the international money and capital markets. In 2006, SNS Bank again combined good access to the financial markets with a stable and low credit spread. The maturity of the financing was as long as possible in 2006, as in 2005. In this context, the organisation benefited from the historically low credit spreads. SNS Bank has the lowest funding costs of all European single A banks. This reflects SNS Bank's successful market relationships and the low risk profile as perceived by the market. In the second half of 2006 and in the run-up to finalising the purchase of SNS Property Finance, SNS Bank temporarily built up an ample liquidity position.

Operational risk

Operational risk is the risk of incurring losses on account of inadequate or failing internal processes or systems, through insufficient, negligent or criminal behaviour or due to external events. SNS REAAL sees operational risk as an integrated part of the line responsibility of each

manager, who is supported to this end by specialised group departments. The reduction of operational risk was an explicit goal in the context of risk assessment for corporate governance. These assessments have enhanced the picture of the measures taken to manage risks and at the same time have improved the consistency of these measures.

The definitions and the framework for operational risk management are not only based on the Basel II guidelines for organisations with a standardised approach to the calculation of economic capital, but are also based on the conditions set by the Code.

To ensure continuity of business processes, the most important systems and data files are recorded in duplicate and the data are copied to two physically separate locations. This reduces the probability of SNS REAAL not being able to provide service in the event of a calamity.

Conduct of business risk

Within the SNS REAAL conceptual framework of risk types, conduct of business risk is defined as the risk that laws, regulations, internal codes or conduct of business rules are violated.

Financial institutions have an important role in society. SNS REAAL has taken measures to meet this responsibility. SNS REAAL adopted a number of specific measures to manage the risks associated with non-compliance with laws and regulations applicable to it and internal guidelines. SNS REAAL recognises that conduct of business risk cannot only be managed by operational systems or by imposing rules or codes of conduct on employees; this risk is also managed, and, when necessary, enforced, by promoting an atmosphere in which integrity is natural.

SNS REAAL applies specific measures on three main topics in order to deal with conduct of business risk:

- duty of care
- integrity
- laws and regulations

Duty of care

Measures in relation to duty of care are intended to safeguard compliance by SNS REAAL with the written and unwritten standards to be taken into account by a financial institution when serving a customer. A significant measure which has been implemented is the identification of the relevant duties of care when developing a new product or service and to embed these duties into the operational processes related to the development, distribution and sale of such product or service. As a result thereof, compliance with duty of care requirements will be less dependent on circumstances and individuals. Furthermore, SNS REAAL has a procedure for checking new products, services, advertisements and conditions, among other things by the Legal Affairs department, before they are offered to the public.

Integrity

Integrity risk is the risk that rules governing integrity in conduct, internal standards, the duty of care and legislation and regulations are not adequately observed. SNS REAAL views integrity as the quality of the moral judgments it makes in relation to its customers and stakeholders. SNS REAAL says what it does, and does what it says, and puts ethical considerations first when taking responsibility for its actions. In SNS REAAL's corporate culture, its views on acting with integrity are key.

SNS REAAL distinguishes four pillars in its integrity risk management policy: integrity among staff, of products, customers and business partners (such as intermediaries and suppliers). Managing these types of risk is largely tied up with SNS REAAL's way of working and corporate culture.

Laws and regulations

In order to timely and effectively implement new legislation in SNS REAAL's operations, the Legal Affairs department ensures that new legislation is timely identified. A member of management is

assigned responsibility for the implementation of such new legislation. The Executive Board or the Board of SNS Bank and/or REAAL Verzekeringen, as applicable, are informed periodically on the progress, and intervene when necessary.

With regard to intermediaries, before REAAL Verzekeringen and SNS Bank conclude an agreement to appoint an intermediary, the intermediary is required to provide various details, including a copy of proof of registration in the AFM register. REAAL Verzekeringen also requires that the intermediary is registered with the Insurance Complaints Institute (*Klachteninstituut Verzekeringen*). SNS Bank conducts an integrity investigation through its Security department, which inspects various registers. REAAL Verzekeringen also undertakes an inspection of registers. If these investigations and inspections are negative, the intermediary is not appointed. A periodical check is done to verify that the intermediary is still registered in the AFM register.

Framework for business control

SNS REAAL's entrepreneurial conduct of business is a cornerstone for its the long-term success. It is expressed in the mission statement as well as the strategic and financial objectives of SNS REAAL, which jointly form the guiding principles in managing the organisation. The Executive Board is responsible for the group's overall business management. The management boards of the business units are responsible for the day-to-day business management within the policy frameworks established by the Executive Board. They endeavour to combine good entrepreneurship, which requires risk-taking, with risk management. In other words, responsible, i.e. controlled entrepreneurship requires good risk management of activities and processes at each level in the organisation. That structure is also described earlier in this section.

The management boards of the business units carry primary responsibility for risk management. The second line of risk management is formed by several group staff departments that advise line management on policy and standards, monitor positions and conduct audits on behalf of management. The third and final line of risk management is the independent, internal audit department. This structure is described earlier in this section.

The manner in which internal control and policy frameworks function has been outlined in a framework for Business Control developed by SNS REAAL. Comparable to the COSO Enterprise Risk Management system, its point of departure is that entrepreneurship should be tied to a high level of risk awareness. This is the basis for controlling risk management processes in areas like strategy, operations, integrity (including compliance) and financial reporting. The graph below shows how this is done, the tools used, and how SNS REAAL ensures at each level that the activities are performed within the prescribed frameworks and are accounted for.



Assigning accountability
Strategic goals and plan
Strategic risk analysis
Executive Board framework
Policy framework
Strategic
Executive Board provides direction and creates frameworks and conditions
Main business units develop frameworks and provide support
Supervisory Board monitors
Annual Report
Executive Board Risks reports
Business plans
Control objectives
Risk analysis
Tactical
Management is given overall responsibility and can be held accountable
Management reports
Quarterly reports business units
Quarterly reports audit
Risk reports
Balanced Business Scorecard
Administrative Organisation
Performance and Competence Assessment
Operational
Management manages own areas
Business units (central and local) offer support per funtion area at the request of management
Risk analysis
Internal control investigation
Safety Investigation
Credit risk management
Compliance investigation
Audit reports
Other reports
Rendering accountability

This framework was strengthened in 2006 by further embedding the risk policy in the operational processes. In that regard the formulation of the control objectives is important. These objectives are determined on the basis of the strategy, risk policy, legislation and regulations, and best practices. Key risk indicators are measured, assessed and discussed frequently. This area is one of the major responsibilities of the risk policy committees of the group and the business units.

SNS REAAL operates in several financial markets and is thus exposed to movement and change in the factors, such as interest rates, capital markets and actuarial assumptions. This may lead to volatility of the financial results, which may be increased by the IFRS rules. Such volatility may also be caused by operational activities and business unit control. SNS REAAL's risk management system has been structured to address these risks accordingly.

In 2006, the business units conducted a systematic and extensive risk identification and measuring exercise and, where necessary, made improvements to the checks and controls. These analyses were conducted by management after having been set up jointly with senior management. In this, they were supported by specialists from the relevant staff departments. Improvement measures were formulated and scheduled. The periodic audits by the Internal Control and Internal Audit departments provide additional insight into the current extent of risk control. All this resulted in a process of internal risk reporting, from the management boards of the business units to the Executive Board, which ensures transparency in terms of risks and areas for improvement. SNS REAAL derives a reasonable degree of certainty from this structure that risks are recognised and adequately controlled. The exercise set up in 2006 will be repeated annually, and will focus, among other things, on changes in SNS REAAL's operating environment and major changes in processes. Focus areas for 2007 include:

- Customer acceptance, the duty of care in respect of customers and other elements of SNS REAAL's integrity policy

- The risk management structure of SNS Property Finance, which will be further aligned with the risk management policy of SNS REAAL

- The integration of Regio Bank, after completion of the acquisition, and the integration of any other companies that are acquired. SNS REAAL has ample experience with integrating acquired operations and monitoring the risks involved

- Changes in legislation and regulations that require a variety of changes within SNS REAAL's organisation. As more and more legal and regulatory provisions become 'principle-based', it becomes increasingly possible to adapt their implementation to the specific market position and identity of SNS REAAL. Further integration into the business processes will be a point of attention

Across the financial reporting process SNS REAAL has established a number of important control measures and reinforced their effect. Where any such measures showed deficiencies in 2006, additional work and control activities have been performed or measures taken to achieve the desired level of certainty. Based on this, SNS REAAL has a reasonable degree of certainty that the financial reporting does not contain any inaccuracies with a material impact. The financial reporting process, including additional activities and the implementation of improvement plans, currently gives no cause to expect that this process will not function properly in 2007. Improvements that will be made in the course of 2007 include activities with regard to:

- sustainable quality and timely availability of source data from the primary processes

- administrative processing for actuarial reporting by REAAL Verzekeringen

- efficiency of financial closing processes, e.g. by fine tuning the system of important controls

SNS REAAL examines the organisation of processes in a structured manner and carries out focused improvements in the control of financial accountability. Accordingly, it is conscious of the balance between the relative costs and benefits of risk control measures. When SNS REAAL takes risks, it does so driven by its entrepreneurial approach to business in line with its strategy. Consequently, the system of checks and controls SNS REAAL has in place offers a reasonable – but not an absolute -- guarantee that there will be no human error, deliberate evasion of control processes by employees or another persons, or overruling of control mechanisms by management.

Organisational changes in preparation of Basel II and Solvency II

Basel II and Solvency II are regulatory regimes under development for the banking and insurance industries.

SNS Bank is actively preparing for these new regulations. SNS Bank's Risk Policy Committee is responsible for implementing Basel II. Solvency II will be implemented around 2010. Developments within Solvency II are followed in the Economic Capital programme.

The Basel II Capital Accord, signed in 2004, aims to introduce more risk-sensitive capital requirements. These allow banks -- under strict conditions -- to use internal risk analysis systems for calculating their minimum capital requirement. The most important aspect of Solvency II is that risk management has to be based on the fair value of investments and liabilities.

Basel II and Solvency II are both based on risk-based supervision. These regimes fit in perfectly with the economic capital concept, which is gaining increasing use in the financial world. SNS REAAL is preparing for these developments. The capital that banks are required to maintain as a buffer against unexpected losses is still based on the 1988 Basel capital accord. In September 2005, the European Parliament approved the Capital Requirement Directive, which translates the Basel II Capital Accord into European regulations. These European regulations formed the basis for the national legislation in the member states. The European regulations were adopted in the Netherlands on 11 December 2006, giving it the force of law. This means that banks may adopt Basel II from 1 January 2007 and will be required to do so from 1 January 2008.

Development of internal risk models

With respect to credit risk, SNS Bank has decided to take the Internal Rating Based Approach towards its main credit portfolios: mortgages, SME loans and consumer loans. To this end, SNS Bank is or will be developing internal scoring models to determine PD (probability of default), LGD (loss given default) and the capital requirements for credit risk. In 2006, SNS Bank started using internal credit risk models for retail mortgages. The final transition to the internal rating approach for retail mortgages in 2007 mentioned above will serve as an important milestone and will enable SNS REAAL to calculate risk-sensitive capital requirements. Internal credit risk models have also been developed within SNS Property Finance and are being used in its risk management processes.

As part of the Basel II programme, internal rating models are also being developed for loans in the SME segment. These models will be used in the risk management processes in 2007. Also in 2007, internal scoring models will be developed for consumer loans. An exemption from the development of internal models has been requested from DNB for the remaining product lines.

For reasons of proportionality, SNS Bank has decided to use a standardised approach to market risk. SNS Bank also uses the standardised approach to operational risk. While implementing this approach, SNS REAAL aims to let its actions align as much as possible with those required to comply with the Code. When setting up the risk assessment carried out in 2006 in connection with the Code, the Risk Self Assessments as prescribed by Basel II have been fully taken into account. The results of the Loss Database set up in 2005 aimed at collecting data about operational incidents that have led to or nearly led to losses are also used for risk assessments. This gives SNS Bank the opportunity to arrive at a more sophisticated approach, the Advanced Measurements Approach (AMA). However, SNS Bank currently views the standardised approach as a more appropriate and, above all, more prudent basis for calculating the capital requirement of operational risk. Another evaluation will be carried out at the end of 2007 to determine if the implementation of the Advanced Measurements Approach is advisable.

Aside from the minimum capital requirements based on prescribed and modelled risk weighting, SNS Bank is also required to ensure that its other risks and its internal management satisfy the requirements of Basel II. SNS Bank has set up a process for this purpose that it can regularly use to test the adequacy of its capital. With a view to meeting the deadline for reporting according to the new rules, SNS Bank is implementing a new data and reporting system. Calculations recently made as part of Quantitative Impact Study 5 on the basis of Basel II models, and the results from internal computations, show that the new accord does justice to SNS Bank's moderate risk profile.

Measures aimed at compliance

In addition to the developments mentioned above and the development and implementation of internal credit risk models, several measures have been taken to become compliant with Basel II. The effects of using credit risk models on mortgages, and the ways that credit risk models are already being used, are indicated below.

Reporting on risk profile and risk policy

The results of Basel II are set out in internal risk reports and reported to the Executive Board, the Supervisory Board and the management boards. The results of the internal risk models will be published in the annual report and the annual accounts after DNB has given its final approval to the internal models. Reporting was already improved in 2006 with regard to IFRS 7 regulations, the notes on implementation of Basel II and the way in which the models will be used to manage credit risk.

Portfolio management and economic capital

Within portfolio management, the Basel II models have been integrated further into the work processes, because of:

- Measuring the performance of internal credit risk models is part of performance management
- Portfolios are managed partly on the basis of the outcome of internal credit risk models
- Models are integrated into stress test procedures in order to determine stress scenarios on credit losses
- Credit risk models are used to calculate economic capital

Credit acceptance

The development of a new internal model for acceptance scoring was finalised in 2006. This model will become part of the acceptance process in the first half of 2007. From that moment, the experience scores of the credit risk models will be fully integrated into the acceptance process. That way, the acceptance procedures that were put in place for the entire distribution network in 2005 will be further streamlined in the front office and central mid-office.

Arrears management and special credits management

Since 2005, internal credit risk models have been used in arrears management in support of a ranking method for adequate arrears monitoring. In 2006, the procedures in arrears management and special credit management were optimised further in the framework of the Mortgage Risk Management programme. This has resulted in the following improvements at SNS Bank in 2006:

- Centralisation and concentration of arrears management so that high-risk items can be identified more quickly
- More uniform and professional procedures for arrears and arrears management items
- Earlier enforcement measures if clients are unable to make payment

Model validation

In 2006, a special department for model validation was set up within Balance Sheet & Risk Management. The main focus for now will be the Basel II models that are being and will be developed internally.

Pricing

In 2006, the departments within SNS Bank that calculate product prices were integrated into the portfolio management department. This makes it easier to integrate the Basel II models and set prices that are partly based on risk.

Solvency II

At the end of 2006, the Committee of European Insurance and Occupational Pensions Supervisors (CEIOPS), the body that advises the EU in the field of insurance supervision, drew up an advisory document for the European Parliament on Solvency II regulations after consulting with the industry. The draft guidelines for Solvency II regulations are expected in June 2007. This is when the Solvency II framework will take on its definite shape. The solvency models still have to be calibrated. The supervisors will conduct a third quantitative impact study, QIS3, in April 2007. SNS REAAL supports this approach to risk management and already uses the fair value approach for asset & liability management.

Supervision and Regulation

Introduction

This section constitutes a summary of the supervisory and regulatory framework relevant to SNS REAAL. The information in this section is by no means, nor is it intended to be, an exhaustive discussion of the subject matter thereof.

As a financial company offering banking and insurance services, SNS REAAL is primarily subject to supervision and regulation of the banking and insurance industry. As per 1 January 2007, the WFT took effect, replacing the majority of the existing financial regulatory regulations. Relevant acts previously applicable to SNS REAAL's business, and now incorporated in the WFT, are the Dutch Banking Act, the Dutch Securities Act, the Dutch Investment Institutions Act, the Dutch Financial Services Act and the Dutch Insurance Act.

Financial services offered by SNS REAAL are subject to supervision by DNB and by the AFM, the two Dutch supervisory authorities for the financial markets.

Supervision

General

In short, the WFT provides for a general prohibition on offering financial services or products to the public without a licence from the relevant supervisory authority. Such licence is granted if the relevant (legal) person complies with various requirements as laid down in the WFT and further regulations based on that act. In general, the licence requirements relate to, among other things: (i) expertise and trustworthiness, (ii) financial safeguards, (iii) conduct of business, (iv) provision of information, and (v) safeguards for the adequate supervision of compliance. Once a licence has been granted, the relevant supervisory authorities supervise compliance with the license requirements and various on-going requirements.

The various prohibitions and related licence requirements and the on-going supervision of compliance with the various requirements originate from and should be considered in light of the purpose of the WFT: to protect the public (creditors, investors, insured) and to ensure the adequate functioning of the financial markets.

Prudential supervision and conduct of business supervision

The WFT is the result of a major reform of the system for supervision of the financial markets in the Netherlands. The first step of this reform was completed in 2002, with the introduction of the functional approach of financial markets supervision, which essentially vested the prudential supervision in DNB and the conduct of business supervision in the AFM, leaving the separate sets of legislation applicable to distinct sectors of the financial markets intact for the time being. The Pensions and Insurance Chamber (*Pensioen- en Verzekeringskamer*), which used to be the prudential supervisory authority for pension funds and insurance companies, merged into DNB in October 2004.

Prudential supervision addresses the financial soundness of financial institutions and the expertise and trustworthiness of management and key employees, and is thus focused on solvency and the internal organisation of financial institutions. Conduct of business supervision addresses orderly and transparent market operation, relations between market participants and proper treatment of customers.

As the various individual financial institutions, such as banks, investment companies and insurance companies, are subject to both prudential and conduct of business supervision, DNB and the AFM entered into an agreement regarding cooperation and coordination in respect of their respective duties (*Convenant tussen de Stichting Autoriteit Financiële Markten en De Nederlandsche Bank N.V. inzake samenwerking en coördinatie op het gebied van toezicht, regelgeving, beleid, (inter)nationaal overleg en andere taken met een gemeenschappelijk belang*).

Supervision and enforcement

On the one hand, the WFT allows the AFM and DNB to control and verify whether the (legal) persons subject to their supervision comply with the applicable regulations. For example, licence holders are required to submit periodic reports on certain issues, such as solvency reports or liquidity reports. In addition, the licence holders are required to notify the supervisory authority of material changes in their internal control and administrative organisation and of incidents that may seriously damage their reputation. Furthermore, the supervisory authorities are entitled to request information in order to exercise their supervisory duties. The persons subject to supervision are generally required to co-operate with such request. Licence holders are also required to perform self-assessments, and the supervisory authorities perform regular and occasional investigations into specific issues, types of products or services or types of activities. Also, the supervisory authorities regularly perform sector-wide investigations into the compliance of specific regulations by the sector to which such regulations apply. (See "RISK FACTORS -- SNS REAAL operates in an ***industry that is highly regulated. There could be an adverse change in the financial services laws and/or regulations governing SNS REAAL's business. There are frequent investigations by supervisory authorities, both into the industry and into SNS REAAL, which could result in governmental enforcement actions***"). On the other hand, the AFM and DNB have various powers to enforce compliance if they determine that a violation has taken place. For example, they may order the relevant person to comply, they may withdraw a licence, they may impose an order under incremental penalty payments (*last onder dwangsom*) or they may impose an administrative fine. Furthermore, the AFM and DNB may report violation of the relevant regulations to the Public Prosecution Service (*openbaar ministerie*).

Emergencies

In addition to the supervisory powers summarised above, the WFT provides for an "emergency regulation" (*noodregeling)* which can be declared at any time in respect of a bank or insurance company by a Dutch court at the request of DNB if such bank or insurance company is in a position which requires special measures for the protection of (the rights of) its creditors. As of the date of the declaration of emergency, only the court-appointed administrators have the authority to exercise the powers of the representatives of the bank or insurance company. Furthermore, the emergency regulation provides for special measures for the protection of the interests of the creditors of the bank or insurance company. A bank or insurance company can also be declared bankrupt by the court.

Prudential supervision

The prudential rules included in Dutch legislation are generally based on international regulations and legislation of the EU.

International regulation

Basel I

The Basel Committee develops international capital adequacy guidelines based on the relationship between a bank's capital and its credit risks. In this context, on 15 July 1988, the Basel Committee adopted risk-based capital measurement guidelines (**Basel I**), which have been implemented by banking regulators in the countries which have endorsed them. Basel I was intended to strengthen the soundness and stability of the international banking system. Basel I was also intended to reduce an existing source of competitive inequality among international banking institutions by harmonising the definition of capital and the rules for the evaluation of asset risks, and by establishing a uniform target capital base ratio (capital to risk-weighted assets). Basel I was adopted by the European Community and applied to all banks and (similar) financial institutions in the EU. On 1 January 1991 DNB implemented Basel I and incorporated it into Dutch regulations.

Basel II

The Basel II framework sets out the details for adopting more risk-sensitive minimum capital requirements for banking institutions as opposed to Basel I. The new framework reinforces these risk-sensitive requirements by laying out principles for banks to assess the adequacy of their capital and for supervisors to review such assessments to ensure banks have adequate capital to support their risks. It also seeks to strengthen market discipline by enhancing transparency in banks' financial reporting. Basel II will serve as the basis for national rule-making and approval processes to continue and for banking institutions to complete their preparations for the implementation of the new framework.

Basel II partially took effect as of 1 January 2007. As of this date, the rules governing the simple approach to risk management are applicable. The rules governing the most advanced approaches to risk management will take effect as of 1 January 2008, in order to allow banks and supervisors to benefit from an additional year of impact analysis or parallel capital calculations under the existing and new rules.

The goal for the Basel II framework is to promote the adequate capitalisation of banks and to encourage improvements in risk management, thereby strengthening the stability of the financial system. This goal will be accomplished through the introduction of three "pillars" that reinforce each other and that create incentives for banks to enhance the quality of their control processes.

Pillar I of the new capital framework revises Basel I's guidelines by aligning the minimum capital requirements more closely to each bank's actual risk of economic loss. Pillar II recognises the necessity of exercising effective supervisory review of banks' internal assessments of their overall risks to ensure that bank management is exercising sound judgment and has set aside adequate capital for these risks. Pillar III leverages the ability of market discipline to motivate prudent management by enhancing the degree of transparency in banks' public reporting.

Instead of the current "one size fits all" approach, Basel II shall consist of three different approaches -- simple, intermediate and advanced -- allowing banks and financial institutions to choose the approach best suited to them. SNS REAAL intends to use the advanced approach.

In connection with the implementation of Basel II, the following directives are also implemented in the WFT: (i) Directive 2006/48/EC of 14 June 2006, relating to the taking up and pursuit of the business of credit institutions; and (ii) Directive 2006/49/EC of 14 June 2006, on the capital adequacy of investment companies and credit institutions. These directives are aimed at ensuring the coherent application throughout the EU of the new international capital requirements framework recently agreed by the Basel Committee (Basel II). By ensuring that financial institutions' capital is more closely aligned with the risks they face, the new framework is designed to enhance consumer protection, reinforce financial stability and promote the competitiveness of the European financial sector.

Solvency I

The Solvency I project was aimed at revising and updating the EU solvency regime for insurance companies. This project included the adoption of the Directives 2002/83/EC (life insurance) of 5 November 2002 and 2002/13/EC of 5 March 2002 (non-life insurance). These Directives focus on improving the rules for the calculation of the solvency margin requirement for insurance companies. The solvency margin is the minimum amount of extra capital that an insurance company must have to fall back on in unforeseen circumstances.

National regulation

DNB exercises supervision with respect to the solvency of banks and insurance companies, the structure of banks and insurance companies and the group to which they belong, and the administrative organisation of banks and insurance companies. In addition, it exercises supervision with respect to certain issues which are specific for banks or insurance companies. Furthermore, DNB exercises prudential supervision with respect to the solvency of investment companies.

Solvency supervision

The WFT, the rules promulgated thereunder and DNB's guidelines on solvency supervision provide for rules on the amount of equity a bank or an insurance company must maintain.

In addition to the requirements which are similar for banks and insurance companies, the WFT and DNB's guidelines on solvency supervision in respect of banks also impose limitations on the aggregate amount of claims (including extensions of credit) a bank may have against one debtor or a group of related debtors.

Structure supervision

Any person is required to obtain a declaration of no-objection from the Minister of Finance (or, in certain cases, from DNB) before it may hold, acquire or increase a qualified holding in a bank or an insurance company, or exercise any voting power in connection with such holding. A 'qualified holding' is a direct or indirect holding of more than 10% of the issued share capital of an enterprise or institution, or the ability to exercise directly or indirectly more than ten per cent of the voting rights in an enterprise or institution, or the ability to exercise directly or indirectly a comparable degree of control in an enterprise or institution.

In addition to the requirement of a declaration of no-objection discussed above, the WFT provides that a bank must obtain a declaration of no-objection from the Minister of Finance (or, in certain cases, from DNB) before, among other things: (i) reducing its own funds by way of repayment of capital or distribution of reserves, (ii) holding, acquiring or increasing a qualified holding (as defined in the WFT) in a bank, a financial institution, as defined in article 1:1 of the WFT, an investment company or an insurance company if the balance sheet total of the latter equals or exceeds one percent of the consolidated balance sheet total of the bank, (iii) holding, acquiring or increasing a qualified holding in another enterprise or institution if the consideration paid for such qualified holding (together with any consideration paid for (part of) this qualified holding previously) equals or exceeds one percent of the consolidated own assets of the bank, (iv) acquiring all or a substantial part of the assets and liabilities of another enterprise or institution, (v) merging with another enterprise or institution or (vi) undergoing financial or corporate reorganisation.

Administrative supervision

The administrative organisation must be such as to ensure that the bank or the insurance company has adequate and sound operational systems and internal control systems. As part of the supervision of the administrative organisation, DNB has stipulated that these systems must be able to prevent conflicts of interest.

Banks and insurance companies must at all times have a reliable and up-to-date overview of its rights and obligations. Furthermore, the electronic data processing systems, which form the core of the accounting system, must be secured in such a way as to ensure optimum continuity, reliability and security against fraud.

The WFT, the decrees thereto and further regulations of DNB also provide for rules which seek to control the risks to which banks are exposed, including the risks arising from non-compliance, or inadequate compliance, with regulations and from breaches of sound business conduct. These rules leave room for an interpretation that appropriately reflects the individual circumstances of an institution and new developments.

Liquidity supervision

The guidelines of DNB relating to liquidity supervision require that a bank maintains sufficient liquid assets against certain of its liabilities. The guidelines impose additional liquidity requirements if the amount of liabilities of a bank with respect to one debtor or group of related debtors exceeds a certain limited amount.

In addition to the supervision with respect to solvency, structure and administrative organisation, DNB exercises supervision with respect to the (assessment and classification of the) technical provisions (*technische voorzieningen*) which insurance companies are required to maintain. DNB

also supervises their investment policy. The guidelines of DNB on investment in relation to supervision of technical provisions stipulate in which category of assets an insurance company may invest to hedge its technical provisions. The guidelines also impose limitations in respect of certain types of investments.

Conduct of business supervision

As indicated above, conduct of business supervision addresses orderly and transparent market operation, relations between market parties and proper treatment of customers. Conduct of business supervision rules provide for standards and/or requirements in respect of adequate information, know-your-customer requirements, duty of care and integrity. As with the prudential rules, the conduct of business rules included in Dutch legislation are generally based on legislation of the EU (see "**Relevant activities subject to supervision**").

Duty of care (adequate information)

The rules provide for detailed requirements in respect of the information that must be made available to the public, such as in relation to the content and the presentation thereof. For example, insurance companies are required to provide policyholders and prospective policyholders with timely and accurate information about, among other things, the insurance company's legal form, applicable law and complaints procedures. Life insurance companies must also provide information about the essential terms of the insurance agreements, such as costs, term and possibilities for termination. An investment company or bank performing portfolio management and investment services must, among other things, provide information about the institution's legal form, specifics of the financial instruments to which the provided services relate and the costs to be charged to the customer and how these are calculated.

If a financial product or service qualifies as a so-called complex product, the (potential) customer must receive a financial information leaflet (*financiële bijsluiter*). A complex product is defined as a financial services or a financial product made up of components which belong to different types of financial services or financial products and where the value of at least one of the components depends on developments in the financial or other markets, and include units in an investment institution and life insurance agreements to the extent they are entitled to profit sharing. Investment funds qualify as a complex product as well.

Duty of care (know-your-customer)

The conduct of business supervision rules implement the know-your-customer principle, pursuant to which a financial institution must seek information about its customer's financial situation, experience, knowledge and intentions, to the extent relevant for the activities it will perform for the relevant customer. The exact information to be gathered depends on the type of services and product to be provided.

Integrity

The conduct of business supervision rules provide, among other things, for the requirement to have insider trading regulations and regulations in relation to private investment transactions by the financial institution's employees, and requirements in relation to the hiring of new personnel.

Transparency

Financial institutions and intermediaries must comply with disclosure and transparency requirements with respect to (i) identity, (ii) cost of services, and (iii) services and products offered. In addition, financial institutions and intermediaries will be required to be transparent in respect of costs and commissions.

Supervision and licensing of the Company and group companies

Currently, the Company itself is not regulated directly, but as the holding company of a group of licensed banks and insurance companies, it is subject to the supervision which DNB exercises on a consolidated level.

As a result of the implementation in the Netherlands of Directive 2002/87/EC of 16 December 2002 on the supplementary supervision of banks, insurance companies and investment companies in a financial conglomerate in the WFT, the Company itself has become subject to new regulatory requirements. This directive introduces supplementary supervision of banking, insurance and investment activities carried out in a conglomerate. The rules relate to capital adequacy, risk concentration, intra-group transactions, internal control mechanisms and risk management processes. The rules are partly directed at the regulated entities within the conglomerate (although some of the rules relate to the conglomerate as a whole) and partly at the mixed financial holding company heading up the conglomerate, such as the Company.

Within SNS REAAL, the following entities hold licences under the WFT:

- Licensed banks:
  - SNS Bank N.V.
  - Algemene Spaarbank voor Nederland ASN N.V.
  - CVB Bank N.V.
  - SNS Property Finance B.V.
- Licensed insurance companies:
  - REAAL Levensverzekeringen N.V.
  - REAAL Schadeverzekeringen N.V.
  - Proteq levensverzekeringen N.V.
  - Proteq schadeverzekeringen N.V.
- Licensed investment companies:
  - SNS Individual Account Management B.V.
  - SNS Securities N.V.
  - SNS Asset Management N.V.
- Licensed fund management companies:
  - SNS Beleggingsfondsen Beheer B.V.
  - ASN Beleggingsinstellingen Beheer B.V.

Both fund management companies mainly manage "umbrella funds" (SNS Beleggingsfondsen N.V. and ASN Beleggingsfondsen N.V.), which do not form part of SNS REAAL.

Supervision of activities

This paragraph provides a brief overview of the different activities performed by group companies of the Company and the way in which they are supervised/regulated. A distinction is made between the different activities since the WFT also takes this approach. Of course an overlap of different activities, and therefore different regulatory regimes, within one group company is possible.

Acting as a bank

A bank is defined as any enterprise whose business it is to receive funds repayable on demand or subject to notice and to grant credits for its own account. A bank established in the Netherlands is required to obtain a licence from DNB before engaging in any banking activities.

The European Directive 2006/48/EC of 14 June 2006 relating to the taking up and pursuit of the business of banks is implemented in the WFT.

Acting as an insurance company

Insurance companies (both life insurers and non-life insurers) established in the Netherlands or, if established outside the Netherlands, insofar as their business in the Netherlands (either through a branch or on a cross-border basis) is concerned are also subject to the WFT. A (legal) person that carries out direct insurance business in the Netherlands requires a licence from DNB. A licence is granted for a specific type of insurance business.

The WFT implements a large number of European directives relevant to the insurance industry, including Directive 98/78/EC of 27 October 1998 on the supplementary supervision of insurance undertakings in an insurance group.

Acting as a financial services provider

The offering of, acting as an intermediary in and advising about various financial products, including insurance, (consumer) lending (including mortgage lending), payment and savings accounts and electronic money also requires a license under the WFT. The key factors underpinning the aim of financial consumer protection are "distribution consistency" (for the protection of consumers it is irrelevant through which distribution channel financial products are offered) and "cross-sector consistency" (for the protection of consumers it is irrelevant from which sector of the financial markets the financial product originates).

There are detailed regulations about the product information which must be provided to customers. In addition, the relevant regulations provide for detailed requirements in relation to the relationship between the financial services provider and the intermediaries used by the financial services provider.

Acting as an investment company

Investment companies, except for banks providing investment services, are licensed by the AFM and are therefore subject to supervision. Banks providing investment services do not need a separate license to be able to offer these services. They can benefit from their banking license.

The WFT implements various European directives relevant to investment companies, including Directive 93/6/EEC of 15 March 1993 on the capital adequacy of investment companies and banks and Directive 93/22/EEC of 10 May 1993 on investment services in the securities field. Directive 2004/39/EC of 21 April 2004 on markets in financial instruments is expected to be implemented in the WFT in November 2007.

Acting as a fund management company

The WFT also applies to fund management companies (*beheerders*), collective investment institutions (*beleggingsinstellingen*) and custodians (*bewaarders*) of such institutions. The AFM grants licences to fund management companies and collective investment companies (*beleggingsmaatschappijen*) which meet certain requirements. The WFT and the decrees thereto provide for requirements in relation to the equity to be maintained, expertise and trustworthiness of management, conduct of business rules, administrative organisation and internal control systems to prevent, among other things, conflicts of interest and to facilitate adequate supervision. The rules also provide for detailed requirements in relation to the information that must be made available to the public, such as in relation to the content and the presentation thereof. Furthermore, units in a collective investment institution qualify as complex products as a result of which the (potential) customer must receive a financial information leaflet.

The WFT implements a large number of European directives relevant to investment institutions, including Directive 85/611/EEC of 20 December 1985 on the coordination of laws, regulations and administrative provisions relating to undertakings for collective investment in transferable securities (UCITS) and Directives 2001/107/EC and 2001/108/EC of the European Parliament and of the Council of 21 January 2002 amending Directive 85/611/EEC.

New developments

Solvency II

The Solvency II project is a continuation of the work already initiated in the Solvency I project. Solvency II has a much wider scope than Solvency I. It contains a fundamental and wide-ranging review of the current regime in the light of current developments in, among other things, insurance, risk management, finance techniques and financial reporting. One of the key objectives of Solvency II is to establish a solvency system that is better matched to the true risks of an insurance company. The introduction of the Solvency II framework will require significant

amendments to the existing relevant Directives. Solvency II is divided into two distinct phases: the first one consisting of studying the subjects in relation to the general form of solvency system and the second one (more technical) will be devoted to the details of the taking into account of each risk in the new system.

MiFID

The MiFID replaces the Investment Services Directive, which regulates the activities of investment companies. Under the MiFID the scope of the European passport of investment companies will be extended to cover, for example, investment companies offering services relating to commodities. The MiFID distinguishes and regulates three types of trade platforms: regulated markets, multilateral trading facilities and systematic internalisers. In addition the MiFID introduces pre-trade and post-trade transparency requirements for regulated markets, multilateral trading facilities and investment companies. Pre-trade transparency requirements are, for example, the requirement to publish bid and offer prices and the depth of trading interests at these prices. Post-trade transparency requirements include the requirement to make public the price, volume and time of the transactions. The MiFID distinguishes three types of investors: the qualifying investor, professional investor and the non-professional investor. Under MiFID these types of investors can 'opt-up' or 'opt-down' between these categories and therefore chose for a different kind of investor protection whereby the non-professional investor is most protected and the qualifying investor least. MiFID also provides for new conduct of business rules. Some examples of these conduct or business rules are (i) the requirement that information provided to clients should be fair clear and not misleading, (ii) the obligation to obtain the necessary information to create a client-profile dependent on the kind of services rendered to this client, (iii) the best execution requirement and (iv) requirements on inducements which essentially provide that investment companies do not act honestly, fairly and professionally in accordance with the best interests of a client, if the investment company pays or is paid a fee or commission other than a fee or commission (a) which is paid to or by the client, (b) which is disclosed to the client and which is designed to enhance the quality of the service rendered to the client or (iii) which is a proper fee necessary for the provision of the service, such as custody costs and exchange fees. It is expected that the MiFID will be implemented in the Netherlands as of 1 November 2007. At the time of publication of this Prospectus an official legislative proposal is not yet available.

Unit linked policies

Currently unit linked policies are subject of special investigations by the supervisory authorities. Main focus is transparency of costs and fee structures with these products. It is discussed whether and how the regulation and supervision for these products should be intensified. It is unsure what the outcome of these discussions will be and how this will affect the Company. A number of insurance companies offering these unit linked policies already, voluntarily, provide full transparency of costs and provisions to their clients as a result of the discussions. New legislation is likely to be introduced.

Payment services directive

The Payment Services Directive harmonises the regulatory regime and therefore creates equal legal conditions for payment services across EU member states. The consequence is that every cross-border payment in the EU can be treated as a domestic payment. This brings benefits not only for the providers of payment services, but for the customer as well. It also introduces a new licensing regime for non-bank payment service providers allowing them to offer their services throughout the EU on the basis of a European passport. At the time of publication of this Prospectus the Payment Services Directive still required approval by the European Parliament.

Description of Share Capital and Corporate Structure

General

The Company is a public limited liability company (*naamloze vennootschap*) and was incorporated under the laws of the Netherlands on 25 May 1987. The Company operates under Dutch law. The corporate seat of the Company is in Utrecht, the Netherlands. The registered office of the Company is Croeselaan 1, 3521 BJ Utrecht, the Netherlands and the Company is registered in the Commercial Register of the Utrecht Chamber of Commerce (*handelsregister van de Kamer van Koophandel en Fabrieken in Utrecht*), under number 16062627. The telephone number of the Company is +31 (0)30 2915915. The Articles of Association were last amended by notarial deed on 21 May 2007 before Mr P. Klemann, civil law notary in Amsterdam, the draft of these articles having received the approval of the Minister of Justice, number N.V. 319.435. The Company is subject to the large company regime (*structuurregime*) set out in articles 2:152 through 2:162 and 2:164 of the Dutch Civil Code and as further described below.

The following description of the Company's share capital and corporate structure is based on, and qualified in its entirety by reference to, the full text of the Articles of Association.

Corporate purpose

The Company's corporate objects are to participate in, to conduct the management and administration of, and to finance other business enterprises of whatever nature, and to invest and manage capital. In addition, the Company may guarantee liabilities of other companies with which it is connected in a group. This can be found on the front page of the Articles of Association under the heading Objects, article 2.

Share Capital

History Company's share capital

As of 13 January 2003, Ordinary Shares had a nominal value of €453.79 each. On 24 March 2004 the 750,007 then outstanding Ordinary Shares with a nominal value of €453.79 each, were split into 208,801,029 Ordinary Shares with a nominal value of €1.63 each. On 20 April 2004 one priority share in the Company's share capital was issued to the Selling Shareholder. On 27 July 2005 the depositary receipts were de-registered and the Ordinary Shares decertified. The priority share was converted into one Ordinary Share by amendment of the Articles of Association on 3 May 2006 and the Company's share capital is now only divided into Ordinary Shares.

The following table shows the Company's authorised (*maatschappelijk*) and issued (*geplaatst*) share capital.

Nominal value per Ordinary Share:	Number of shares authorised:	Number of Ordinary Shares issued:
€1.63	1,044,005,143	237,343,876

All issued and outstanding Ordinary Shares are created under Dutch law and are fully paid up.

Issue of shares

Ordinary Shares may be issued pursuant to a resolution of the General Meeting, unless the General Meeting has delegated this authority to the Executive Board. To adopt a resolution to issue Ordinary Shares, the Executive Board requires the approval of the Supervisory Board. The delegation of this authority can only be made for a definite period of not more than five years and may not be extended by more than five years each time. This authority to issue Ordinary Shares was delegated to the Executive Board. The delegation will end on 9 November 2008, unless extended by the General Meeting.

The body authorised to resolve to issue Ordinary Shares determines the price and further terms and conditions of the issuance. If the Executive Board is authorised to resolve to issue Ordinary

Shares, the Executive Board's resolutions to determine the price and further terms and conditions of the issuance are subject to the approval of the Supervisory Board, taking into account the relevant stipulations of the Articles of Association.

The above also applies correspondingly to the granting of rights to subscribe for Ordinary Shares, such as options, but does not apply to an issue of Ordinary Shares pursuant to the exercise of such (previously granted) rights.

Pre-emption rights

In general, each holder of Ordinary Shares has a pre-emption right in respect of Ordinary Shares to be issued in proportion to the aggregate amount of his shares. No pre-emption right exists in respect of Ordinary Shares that are issued for a consideration other than in cash or Ordinary Shares issued to employees of the Company or any of its group companies.

Pre-emption rights may be limited or excluded by a resolution of the General Meeting, which requires a majority of at least two-thirds of the votes cast, if less than one half of the issued share capital is represented at the meeting. The General Meeting may delegate this authority to the Executive Board. To adopt a resolution to limit or exclude pre-emption rights, the Executive Board requires the approval of the Supervisory Board. The delegation of this authority can only be made for a definite period of not more than five years and may not be extended by more than five years each time. This authority to limit or exclude pre-emption rights has been delegated to the Executive Board. The delegation will end on 9 November 2008, unless extended by the General Meeting.

The above also applies to the granting of rights to subscribe for Ordinary Shares, such as options, but does not apply to an issue of Ordinary Shares pursuant to the exercise of such (previously granted) rights.

Capital reduction

The General Meeting may, subject to Dutch law and the Articles of Association, resolve to reduce the issued share capital by cancellation of Ordinary Shares or by reducing the nominal value of Ordinary Shares by way of amendment of the Articles of Association. Dutch law and the Articles of Association contain detailed provisions regarding partial repayment of Ordinary Shares, release from the obligation to pay up Ordinary Shares and cancellation of Ordinary Shares. A resolution of the General Meeting to reduce the share capital requires a majority of at least two-thirds of the votes cast, if less than half of the issued and outstanding share capital is represented.

Repurchase by the Company of Ordinary Shares

The Executive Board may, subject to the authorisation of the General Meeting and subject to Dutch law, cause the Company to acquire for consideration fully paid-up shares in its own share capital. However, such repurchase is only permitted, if and to the extent that (i) the shareholders' equity, less the payment required to make the repurchase, does not fall below the sum of called-up and paid-up capital and any reserves required by Dutch law or the Articles of Association; and (ii) the Company and its subsidiaries would thereafter not hold Ordinary Shares with an aggregate nominal value exceeding 10% of the Company's issued share capital. The General Meeting must specify in the authorisation, which would be valid for not longer than 18 months, the number of Ordinary Shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set. The General Meeting authorised the Executive Board to cause the Company to acquire for consideration fully paid up shares in its own share capital. The authorisation will end on 9 November 2008 unless extended by the General Meeting.

No votes may be cast at a General Meeting on any Ordinary Shares held by the Company or its subsidiaries. Nonetheless, the holders of a right of usufruct and the holders of a right of pledge in respect of Ordinary Shares held by the Company or a subsidiary are not excluded from the right to vote on such shares, if the right of usufruct or the right of pledge was granted prior to the time such share became held by the Company or such subsidiary.

Form and transfer of Ordinary Shares

The Ordinary Shares are issued in registered form. No share certificates are issued for registered Ordinary Shares.

The names and addresses of holders of registered shares are entered in the shareholders' register maintained by the Executive Board and kept at the Company's offices. This register also indicates the number of shares held by each holder of Ordinary Shares and the amount paid up on each Ordinary Share. The register also includes the names and addresses of persons who hold certain ownership rights (for example, usufruct) or a right of pledge in respect of such Ordinary Shares. On request of the holder of Ordinary Shares, a usufructary or a pledgee, the Company is required to provide without charge an extract from the register of shareholders in respect of its rights to any Ordinary Shares. The registers are available at the Company's corporate office in Utrecht, the Netherlands, for inspection by holders of Ordinary Shares, and usufructaries and pledgees insofar as the voting rights attached to the Ordinary Shares have been granted to them. (See "**THE OFFERING -- Delivery, clearing and settlement**")

Transfer of an Ordinary Share requires an instrument of transfer and, if the Company is not a party to the transfer, a written acknowledgment by the Company of the transfer.

General Meeting

General Meetings of shareholders are held in the municipalities of Utrecht, Alkmaar, Amsterdam or 's-Hertogenbosch, the Netherlands. Within six months after the end of each financial year, the Company must convene an annual General Meeting. Additional extraordinary General Meetings may also be held, whenever considered appropriate by either the Supervisory Board or the Executive Board or if one or more shareholders, representing at least one-tenth of the issued share capital, have requested the Executive Board and the Supervisory Board to convene such meeting and have informed the Executive Board and the Supervisory Board of the items to be discussed.

The convocation of the General Meeting shall be published in the form of an advertisement in at least one national daily Dutch newspaper and the Daily Official List. The Executive Board may decide that a person entitled to attend General Meetings, if this person agrees thereto, can be convoced by a message sent by electronic mail. The Executive Board may decide that, if all persons entitled to attend the General Meetings agree thereto, the convocation of the General Meeting is replaced by a message sent by electronic mail.

The agenda for the annual General Meeting must contain certain subjects as specified in the Articles of Association, including, among other things, the adoption of the annual accounts, the discharge of the members of the Executive Board and the members of the Supervisory Board for the relevant financial year and the appropriation of that part of the Company's profits that is at the disposal of the General Meeting. In addition, the agenda shall include such items as have been included therein by the Executive Board or the Supervisory Board. The agenda shall also include such items as one or more shareholders and others entitled to attend General Meetings, representing at least one-hundredth of the issued share capital or representing a value of at least €50,000,000, have requested the Executive Board to include in the agenda, at least 60 days before the day of the convocation. The Executive Board may decide not to place items so requested on the agenda, if it is of the opinion that doing so would be detrimental to vital interests of the Company. No resolutions shall be adopted on items other than those which have been included in the agenda.

The General Meeting is chaired by the chairperson of the Supervisory Board. If the chairperson of the Supervisory Board is absent, or is present, but does not wish to chair the meeting, the meeting is chaired by a vice-chairperson of the Supervisory Board. In the absence of a vice-chairperson of the Supervisory Board, the meeting appoints another person from the members of the Supervisory Board as chairperson. The chairperson designates the secretary. Members of the Executive Board and members of the Supervisory Board may attend a General Meeting. In these meetings, they have an advisory vote. The chairperson of the meeting may decide to admit other persons to a General Meeting.

The General Meeting may adopt rules and regulations to restrict the time to speak. To the extent the rules and regulations do not apply, the chairperson may restrict the time to speak if he considers this to be desirable in view of the orderly conduct of the meeting.

All holders of shares and others entitled to attend General Meetings are authorised to attend the General Meeting, to address the meeting and, in so far as they have such a right, to vote. The Executive Board may decide that each person entitled to attend General Meetings may, either in person or by written proxy, by electronic means of communication directly take note of the business transacted at the General Meeting concerned and/or speak at that meeting and/or vote at that meeting. Required thereto is that such person can be identified through the electronic means of communication and furthermore that such person can directly take note of the business transacted at the General Meeting concerned and, if applicable, can vote at such General Meeting. The Executive Board may attach conditions to the use of electronic means of communication, which conditions shall be announced at the convocation of the General Meeting.

The Executive Board may determine that such will apply to those who:

- are a shareholder as per a record date, determined by the Executive Board; and
- are registered as such in a register (or one or more parts thereof) designated thereto by the Executive Board

in as far as, at the request of the applicant, the holder of the register has given notice in writing to the Company prior to the General Meeting, that the relevant shareholder has the intention to attend the General Meeting, regardless who will be shareholder at the time of the General Meeting (this requirement also applies to the proxy holder of a shareholder, who holds a written proxy). The notice must contain his name and the number of shares which the shareholder will represent in the General Meeting. The convocation of the General Meeting will contain the time, the place of meeting and the procedures for registration and/or notification.

To the extent that the Executive Board makes use of its right as referred to above, it may decide that persons entitled to vote thereat may, within a period prior to the General Meeting to be set by the Executive Board, cast their votes electronically in a manner to be decided by the Executive Board. Votes cast in accordance with the previous sentence are equal to votes cast at the General Meeting.

The Executive Board must obtain the approval of the General Meeting and the Supervisory Board for resolutions regarding a significant change in the identity or nature of the Company or its business.

Voting rights

Each share in the Company's capital is entitled to one vote. Subject to certain exceptions provided by Dutch law or the Articles of Association, resolutions of the General Meeting are passed by a simple majority of votes cast.

No votes may be cast at a General Meeting in respect of Ordinary Shares which are held by the Company or its subsidiaries. Nonetheless, the holders of a right of usufruct and the holders of a right of pledge in respect of Ordinary Shares held by the Company or its subsidiaries are not excluded from the right to vote on such Ordinary Shares, if the right of usufruct or the right of pledge was granted prior to the time such Ordinary Share became held by the Company or such subsidiary. Neither the Company nor its subsidiaries may cast votes in respect of an Ordinary Share in respect of which it holds a right of usufruct or a right of pledge. Ordinary Shares which are not entitled to voting rights pursuant to the preceding sentences will not be taken into account for the purpose of determining the number of shareholders that vote and are present or represented, or the amount of the capital that is provided or represented at a General Meeting.

Holders of a material number of Ordinary Shares do not have other voting rights than other holders of Ordinary Shares.

Cross-border exercise of shareholders' rights

On 10 January 2006, the European Commission has presented a proposal for a Directive to facilitate the cross-border exercise of shareholders' rights in listed companies, through the

introduction of minimum standards. The proposed Directive seeks to ensure that shareholders, no matter where in the EU they reside, have timely access to complete information and simple means to exercise certain rights, voting rights in particular, at a distance.

Profits/dividends

The Executive Board may reserve as much of the profits as it deems fit, subject to the approval of the Supervisory Board. Notwithstanding the aforementioned, distribution of profits only takes place following the adoption of the annual accounts from which it appears that such distribution is allowed. The profits which are not reserved in accordance with the foregoing will be at the free disposal of the General Meeting either to be reserved in whole or in part or to be distributed in whole or in part to the holders of Ordinary Shares in proportion to their holding of Ordinary Shares.

On the proposal of the Executive Board, the Supervisory Board may resolve to distribute an interim dividend. Furthermore, in relation to the distribution of dividend, the Supervisory Board is authorised, on the proposal of the Executive Board, to resolve to distribute a dividend fully or partly in the form of Ordinary Shares or that the shareholders may choose between distribution in the form of Ordinary Shares or in cash.

Dividends are due and payable 30 days after they have been declared, unless the General Meeting determines otherwise on the proposal of the Executive Board. A claim for dividends lapses five years after the start of the second day on which they became due and payable.

For the Company's dividend policy see "**DIVIDENDS AND DIVIDEND POLICY**".

Amendment of Articles of Association

The General Meeting may resolve to amend the Articles of Association. Such resolution requires a majority of at least two-thirds of the votes cast.

Liquidation

The General Meeting may resolve to dissolve the Company. Such resolution requires a majority of at least two-thirds of the votes cast.

In the event of the Company's dissolution and liquidation, the assets remaining after satisfaction of all the Company's debts will be distributed in accordance with the provisions of Dutch law and the Articles of Association to the holders of Ordinary Shares in proportion to the nominal value of their holdings of Ordinary Shares.

Organisational structure

The organisational structure of SNS REAAL prior to the Acquisition is as follows:



SNS REAAL N.V.
100%
100%
100%
100%
SNS Bank N.V.
REAAL Verzekeringen N.V.
SNS REAAL Invest N.V.
SNS Asset Management N.V.
SNS Property Finance B.V.
Algemene Spaarbank voor Nederland ASN N.V.
SNS Regiobank N.V.
BLG Hypotheekbank N.V.
SNS Securities N.V.
REAAL Levensverzekeringen N.V.
REAAL Schadeverzekeringen N.V.
Proteq Levensverzekeringen N.V.
Proteq Schadeverzekeringen N.V.

All entities listed in the chart above are incorporated under the laws of the Netherlands and are directly or indirectly wholly-owned subsidiaries of SNS REAAL.

Obligations of shareholders

Disclosure of shareholdings

Any person must immediately give written notice to the AFM by means of a standard form if he or she, directly or indirectly, acquires or disposes of an interest in the Company's capital or voting rights and, as a result of such acquisition or disposal, the percentage of capital interest or voting rights held by such person meets, exceeds or falls below the following thresholds: 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. If a person's capital interest or voting right meets or passes these thresholds as a result of a change in the Company's share capital or voting rights, the notification must be made no later than the fourth trading day after the AFM has published the Company's notification. The Company is required to notify the AFM immediately if the Company's share capital or voting rights change by 1% or more since the Company's previous notification. Other changes must be notified periodically. The AFM will publish such notification in a public registry.

For the purpose of calculating the percentage of capital interest or voting rights, the following interests must be taken into account: (1) shares (or depositary receipts for shares) directly held (or acquired or disposed of) by any person, (2) shares (or depositary receipts for shares) held (or acquired or disposed of) by such person's subsidiaries or by a third party for such person's account or by a third party with whom such person has concluded an oral or written voting agreement, and (3) shares (or depositary receipts for shares) which such person, or any subsidiary or third party referred to above, may acquire pursuant to any option or other right held by such person (or acquired or disposed of, including, but not limited to, on the basis of convertible bonds). Special rules apply to the attribution of shares (or depositary receipts for shares) which are part of the property of a partnership or other community of property. A holder of a pledge or right of usufruct in respect of shares (or depositary receipts for shares) can also be subject to the reporting obligations, if such person has, or can acquire, the right to vote on the shares or, in case of depositary receipts, the underlying shares. If a pledgee or usufructarian acquires such (conditional) voting rights, this may trigger the reporting obligations for the holder of the shares (or depositary receipts for the shares).

Non-compliance with the notification obligations could lead to criminal fines, administrative fines, imprisonment or other sanctions. In addition, non-compliance with the notification obligations may lead to civil sanctions, including suspension of the voting rights relating to the Ordinary Shares held by the offender for a period of not more than three years and a prohibition on the acquisition by the offender of the Ordinary Shares or the voting on the Ordinary Shares for a period of not more than five years.

Mandatory public offer

Currently there is no obligation under Dutch law for a shareholder whose interest in a company's share capital or voting rights passes a certain threshold to make a public offer for all or part of the issued and outstanding shares in the share capital of the company. However, when the European Directive 2004/25/EC of 21 April 2004 relating to the public take over bid is implemented in the Netherlands, a shareholder who has acquired a certain percentage or more of Ordinary Shares or of the Company's voting rights will be obliged to make a public offer for all issued and outstanding shares in the Company's share capital. The legislation for the implementation of this Directive as recently adopted by the Dutch parliament sets the threshold at 30%. This obligation will only start to apply to the Selling Shareholder once its interest in the Company's share capital would have decreased below 30% (and then again increase to 30% or higher).

Supervisory Board, Management and Employees

General

The Company has a two-tier board structure consisting of an executive board and a supervisory board, in accordance with the large company regime applicable to it. The executive board is responsible for the policy and operations of the Company under the supervision of the supervisory board.

The supervisory board appoints the members of the executive board. Supervisory board members are appointed as follows: the supervisory board is required to nominate a person recommended by the works council with regard to one third of the supervisory board members. The supervisory board must accept such recommendation, unless it is of the opinion that the person recommended would be unsuitable to fulfil the duties of a supervisory board member or that the supervisory board would not be properly composed (if the large company regime does not apply, the works council does not have the right to recommend a person for nomination as supervisory board member). The general meeting of shareholders is entitled to dismiss the supervisory board in its entirety for reasons of lack of confidence.

Composition of the Supervisory Board

Name	Business experience and activities
J.L. Bouma	Mr Bouma (1934), the chairman of the Supervisory Board, is a Dutch national. He was first appointed to the Supervisory Board in 1990 and his term runs until March 2008. Mr Bouma is a former professor of business economics at the University of Groningen and a former deputy chairman of the board of AEGON Association. Mr Bouma is a member of the Royal Dutch Academy of Sciences and is a member of the supervisory boards of Albron B.V., Intereffekt Investment Funds N.V., Koop Holding Europe B.V., O. de Leeuw B.V., Middle Europe Real Estate N.V., Burgfonds Holding B.V. and Versatel Telecom International N.V. and member of the board of the Stichting SNS REAAL Fonds.
H.M. van de Kar	Mr Van de Kar (1943), the vice-chairman of the Supervisory Board, is a Dutch national. He was first appointed to the Supervisory Board in 1997 and his term runs until May 2011. Mr Van de Kar is a university lecturer at the tax-economics department at the University of Leiden. Mr Van de Kar is former deputy chairman of the supervisory council of Regionale Instelling Jeugdhulpverlening (R.I.J.); chairman of the board of the Foundation Publisher Aksant; chairman of the board of the Foundation International Institute for Social History; co-chairman of the Pension Fund for the Dutch National Theatre; auditor of the International Institute of Public Finance; dean of Crisis and Disaster management training; and chairman of the Foundation Sportfund Leo van de Kar.
J.V.M. van Heeswijk	Mr Van Heeswijk (1938) is a Dutch national. He was appointed to the Supervisory Board in 1990 and his term runs until March 2008. Mr Van Heeswijk is a former executive director of Geveke N.V. and the former chairman of the supervisory boards of Calpam Internationale Petroleum Company, SSM Coal B.V., Merrem & La Porte B.V. and Sligro N.V. and former member of the supervisory board of Showquest Entertainment B.V. and Mammoet Holding B.V. Mr Van Heeswijk is chairman of the supervisory board of Tref B.V.
S.C.J.J. Kortmann	Mr Kortmann (1950) is a Dutch national. He was first appointed to the Supervisory Board in 1990 and his term runs until May 2011. Mr Kortmann is "Rector Magnificus" (vice-chancellor) at the Radboud University Nijmegen and professor of private law; chairman of the board of the Foundation Grotius

Name	Business experience and activities
	Academy; deputy judge at the courts of appeal of Arnhem and 's-Hertogenbosch; member of the supervisory boards of Kropman B.V. and Dela Coöperatie; and the chairman or member of various boards of trust offices or anti-takeover foundations of listed companies. Mr Kortmann is also a member of the board of the Selling Shareholder.
R. van de Kraats	Mr Van de Kraats (1960) is a Dutch national. He was appointed to the Supervisory Board in 2006 and his term runs until 2010. Mr Van de Kraats is vice-chairman of the executive board and CFO of Randstad Holding N.V. responsible for the business division Yacht (interim professionals), M&A, IT, Investor Relations, shared service centers and business development in Asia. He is former member of the Executive Board and CFO of NCM International N.V. Mr Van de Kraats is also a member of the board of New Venture and a member of the supervisory board of Ordina N.V.
J. Lagerweij	Mr Lagerweij (1947) is a Dutch national. He was appointed to the Supervisory Board in 2006 and his term runs until 2010. Mr Lagerweij is general director of the Sperwer Group. He is former chairman of Hema and Praxis Group. Mr Lagerweij is a member of the supervisory boards of Quantore Europe B.V., Cool Cat Fashion B.V., Beerens Group and Nederlandse Staatsloterij (Dutch State Lottery). He is also a member of the advisory board of Rituals B.V.
H. Muller	Mr Muller (1942) is a Dutch national. He was first appointed to the Supervisory Board in 1997 and his term runs until May 2009. Mr Muller was appointed pursuant to a recommendation of the works council of 7 March 2005. Mr Muller is a former executive and treasurer of the FNV and a former member of the Social Economic Council and the Labour Foundation. He is also former chairman of the supervisory board of ABF Het Andere Beleggingsfonds Webefo; and former employers chairman of the Labour Foundation's pension committee Star. Mr Muller is vice chairman of the supervisory board of ASN Beleggingsfondsen N.V.; chairman of the Dutch Participation Institute; supervisory council member of SNV, Dutch development organisation; chairman of the board of De Burcht (Center for Labour Relations and Henri Polak Institute); and member of the AEGON Association. Mr Muller is also a member of the board of the Selling Shareholder.

Other than the fact that two members of the Supervisory Board are not independent within the meaning of the Code (see "**CORPORATE GOVERNANCE**" and "**SELLING SHAREHOLDER -- Management**"), and the fact that the members of the Supervisory Board are also the members of the supervisory board of each of SNS Bank and REAAL Verzekeringen, respectively, the Company is not aware of any potential conflicts between any duties of the members of the Supervisory Board to the Company and their private interests and/or other duties.

In relation to the members of the Supervisory Board, the Company is not aware of (i) any convictions in relation to fraudulent offences in the last five years; (ii) any bankruptcies, receiverships or liquidations of any entities to which they were associated in the last five years; (iii) any official public incrimination and/or sanctions of such person by statutory or regulatory authorities (including designated professional bodies) or disqualification by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer in the last five years.

The Company's registered address is the business address of the members of the Supervisory Board (see "**DESCRIPTION OF SHARE CAPITAL AND CORPORATE STRUCTURE -- General**").

Composition of the Executive Board

Name	Business experience and activities
S. van Keulen	Mr Van Keulen (1946) is a Dutch national. He was appointed to the Executive Board on 15 October 2002 for an unlimited period of time as chairman with the title of CEO. Mr Van Keulen's employment agreement stipulates that the Supervisory Board intends to terminate his appointment as member of the Executive Board as of 1 January 2009. After completing his political science degree at the University of Amsterdam, Mr Van Keulen started his professional career as a management consultant. From 1981 to 1999, he occupied various management positions and directorships at Pierson Heldring & Pierson and later at MeesPierson, including the position of general director and member of the executive board. During this time, Mr Van Keulen followed various postgraduate courses in the field of banking and securities and the Advanced Management Programme at Insead, Fontainebleau. From 1999 until the end of 2002, Mr Van Keulen was chairman of the executive board of Fortis Bank Nederland N.V. and a member of the executive board of the Fortis Group in Brussels. In that same period, Mr Van Keulen acted as member of the executive board of Banque Générale du Luxembourg; vice-chairman of Merchant Bank (Fortis Bank); chairman of the board of directors of Fortis Bank Polska; CEO of Fortis Bank Curaçao; and chairman of the policy committee securities of the Dutch Bankers' Association. Mr Van Keulen is also a member of the supervisory board of Heijmans N.V. and a board member of Pharmacces and of Stichting Health Insurance Fund.
C.H. van den Bos	Mr Van den Bos (1952) is a Dutch national. He was appointed to the Executive Board on 7 August 2001 for an unlimited period of time. Mr Van den Bos is also CEO of the Board of REAAL Verzekeringen since 4 July 2001 and vice chairman of the Board of SNS Bank since 14 February 2002, both for an unlimited period of time. After completing his business economics degree at the Erasmus University in Rotterdam, Mr Van den Bos took a postgraduate accountancy course and followed the Advanced Management Programme at Insead, Fontainebleau. After having occupied various financial positions, he joined AEGON Nederland in 1984 as member of the board of the Information Systems and Automation Service Centre and later as director of Controlling. He then spent three years as a company director of the non-life insurance operations. Mr Van den Bos ended his career at AEGON as a member of the executive board of AEGON Nederland. Before joining SNS REAAL in 2001, Mr Van den Bos was member of the executive board of Athlon Group. Mr Van den Bos is a former member of the supervisory board of the Dutch Child Care Foundation. He is furthermore a board member of the Dutch Association of Insurers; chairman of the board of the Insurance Science Foundation; and member of the supervisory board of N.V. Trustinstelling Hoevelaken, NIBE-SVV B.V. and CED Holding B.V.
M.W.J. Hinssen	Mr Hinssen (1956) is a Dutch national. He was appointed to the Executive Board on 1 January 1999 for an unlimited period of time. Mr Hinssen is also CEO of the Board of SNS Bank since 1999 and vice chairman of the Board of REAAL Verzekeringen since 4 March 2002, both for an unlimited period of time. Mr Hinssen studied Dutch law at the Erasmus University in Rotterdam and received his Masters degree in financial and economic management at the University of Brabant. After having occupied various positions at Rabobank, Mr Hinssen joined SNS Bank in 1982. He acted as District Director for North and Central-Limburg and was subsequently appointed director of SNS Bank Brabant-Rivierenland N.V. Since 1997, he has been a member of the Board of SNS Bank, holding the position of chairman since 1999. In the same year, he joined the Executive Board.

Name	Business experience and activities
	Mr Hinssen is former member of the supervisory board of Interpay Nederland B.V., the Development Company of Brabant, Easychip and Currence Holding B.V. and former board member of the Employees Association for the Banking Business; and former chairman of the policy committee money transfer of the Dutch Bankers' Association. He is furthermore a board member of the Dutch Bankers' Association; a board member of the European Saving Banks Group; board member of World Savings Banks Institute; board member of the Foundation to Promote Efficient Payment; and board member of Stichting Pensioenfonds SNS REAAL N.V.
R.R. Latenstein Van Voorst	Mr Latenstein Van Voorst (1964) is a Dutch national. He was appointed to the Executive Board on 26 November 2002 for an unlimited period of time as CFO. Mr Latenstein Van Voorst was also appointed to the Board of SNS REAAL Invest on 1 April 2004 for an unlimited period of time. After completing his Bachelors degree in economics (international management), and Masters Degree in business administration, Mr Latenstein Van Voorst also followed various executive programmes at Harvard and Insead. After having occupied various national and international financial management positions, including at Randstad Dienstengroep and Thomas Cook, Mr Latenstein Van Voorst joined SNS REAAL in 1995. In addition to his position as CFO of the Company, he was also a member of the Board of SNS Bank Nederland. In 2001, he moved to Bank Insinger de Beaufort, where he was member of the executive board with the title of CFO for just over 18 months. At the end of 2002, Mr Latenstein Van Voorst returned to SNS REAAL. Mr Latenstein Van Voorst is a former member of the supervisory board of LaSer-Lafayette Services Nederland B.V. and is currently vice-chairman of the supervisory board of Stichting Kinderopvang Humanitas.

Other than the fact that Mr Van den Bos and Mr Hinssen are members of the Board of both SNS Bank and REAAL Verzekeringen, and the fact that Mr Latenstein Van Voorst is a member of the Board of SNS REAAL Invest, the Company is not aware of any potential conflicts between any duties of the members of the Executive Board to the Company and their private interests and/or other duties.

Other than liquidations of companies within SNS REAAL in the ordinary course of business, in relation to the members of the Executive Board the Company is not aware of (i) any convictions in relation to fraudulent offences in the last five years; (ii) any bankruptcies, receiverships or liquidations of any entities to which they were associated in the last five years; (iii) any official public incrimination and/or sanctions of such person by statutory or regulatory authorities (including designated professional bodies) or disqualification by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer in the last five years.

The Company's registered address is the business address of the members of the Executive Board (see "**DESCRIPTION OF SHARE CAPITAL AND CORPORATE STRUCTURE -- General**").

Other key corporate officers

The other key corporate officers of SNS REAAL currently consists of:

Name	Business experience and activities
H.K. Kroeze	Mr Kroeze (1958) is a Dutch national. He joined SNS REAAL on 1 October 2005. Mr Kroeze was appointed as CFO of SNS Bank on 1 October 2005 for an unlimited period of time. Mr Kroeze is chartered accountant and completed his Masters degree in accountancy at the Dutch Institute for Chartered Accountants in 1981. He then joined Van Dien & Co, chartered Accountants. As of 1986, Mr Kroeze has been working for various financial institutions: Credit Lyonnais Bank Nederland, Generale Bank Nederland, Fortis Bank and NIB Capital N.V. as, among other things, director of finance and member of the management team. Before joining SNS REAAL in 2005, Mr Kroeze acted as CFO of NIB Capital N.V. and NIB Capital Bank N.V. and as group controller of the holding. Mr Kroeze is former chairman of the audit committee of the European Investment Fund in Luxembourg, and of the board of Stichting Pensioenfonds NIB Capital; former board member of the Stichting Administratiekantoor Preferente Aandelen Kendrion, of NIBC Petercam Derivatives in Belgium, and of Financial Architects, Belgium. Mr Kroeze is a former member of the supervisory board of Ducatus N.V. and of the board of Stichting Prioriteit Ducatus, and a former non-executive director of Harcourt Investment Consulting in Switzerland.
M. Menkveld	Mr Menkveld (1956) is a Dutch national. He joined SNS REAAL on 1 July 1985. Mr Menkveld was appointed as member of the Board of SNS Bank on 27 May 1999 for an unlimited period of time. Since 1 December 2006, Mr Menkveld is chairman of the Board of SNS Property Finance. After graduating from the School for Business Administration and Economics in Arnhem, Mr Menkveld received his Masters degree in Business Economics at the University of Groningen. Mr Menkveld started his professional career with NMB Bank in Apeldoorn. In 1985 he joined SNS REAAL as credit manager for central Netherlands and held various positions within SNS REAAL before being appointed member of the Board of SNS Bank in 1999.
B.A.G. Janssen	Mr Janssen (1953) is a Dutch national. He joined SNS REAAL on 1 April 1997. Mr Janssen was appointed as member of the Board of SNS Bank on 1 April 1998 for an unlimited period of time. After completing his Masters degree in business economics at the University of Groningen, Mr Janssen followed various postgraduate programmes and internal trainee programmes with his employer, ABN AMRO. Mr Janssen worked for ABN AMRO with Albank Alsaudi Alhollandi in Riyadh S.A., Banco Hollanda Unido in Argentina, La Salle National Bank in the USA, and ABN AMRO in Indonesia and the Netherlands Antilles, as senior account officer, director and deputy country manager. In 1991 he was appointed Senior Vice President of the Risk Management Department at ABN AMRO headquarters. He joined SNS REAAL in 1997 as chairman of the board of SNS Bank Groningen - Friesland - Drenthe (North Netherlands) before being appointed as member of the Board of SNS Bank in 1998.
M.E. Straub	Mr Straub (1961) is a Dutch national. He joined SNS REAAL on 1 October 2001. Mr Straub was appointed as member of the Board of SNS Bank on 7 February 2007 for an unlimited period of time and is responsible for the intermediary propositions of SNS Bank, BLG Hypotheken and CVB Bank. In addition, Mr Straub is also a member of the Board of SNS REAAL Invest. After completing his Masters degree in business economics at the University of Groningen, Mr Straub received a Master of Science in Financial Managerial Controls at the University of Southampton. Mr Straub also followed a post graduate training in Management Consulting at the University of Amsterdam. After graduating from the University of Southampton he started his professional career as a consultant with Andersen Consulting and later with PricewaterhouseCoopers and its predecessors, where he also acted as

Name	Business experience and activities
	director in the Corporate & Operations Strategy department. In 2001, Mr Straub joined SNS REAAL as group director Corporate Strategy. Mr Straub is a former member of the supervisory board of LaSer-Lafayette Services Nederland B.V. and of Masterfleet N.V.
N.J. Jongerius	Mr Jongerius (1950) is a Dutch national. He joined SNS REAAL on 1 September 1988. Mr Jongerius was appointed as member of the Board of REAAL Verzekeringen on 1 August 1999 for an unlimited period of time. Before joining SNS REAAL (then Hooge Huys Verzekeringen) in 1988 he worked with Direktbank and NCB Bank. Mr Jongerius has been responsible for the (integration of) the computerisation systems of various entities which currently form part of SNS REAAL, including the integration of the various IT systems at the time of the merger in 1997. He joined the Board of REAAL Verzekeringen in 1999. Mr Jongerius is member of the executive board of Meeting Point B.V.
T. C. van Dijl	Mr Van Dijl (1963) is a Dutch national. On 1 June 2006, he joined the Board of REAAL Verzekeringen for an unlimited period of time. Mr Van Dijl is chartered accountant and completed his Masters degree in accountancy at the Dutch Institute for Chartered Accountants in 1990. Mr Van Dijl started his professional career at KPMG Accountants in 1981. In 1994 he joined OPTAS as deputy Finance Director and, as of 1997, as Chief Operating Officer. In 2002 he started working for Meeùs group, first as Group Controller and later as CFO and Chief Operating Officer.
J. Boven	Mr Boven (1957) is a Dutch national. He joined SNS REAAL on 1 December 1988. Mr Boven was appointed as member of the Board of REAAL Verzekeringen on 1 June 2000 for an unlimited period of time. After receiving his Masters degree in law at the University of Utrecht, Mr Boven started his professional career at the Utilities Savingsbank in 1982. In 1988 he joined SNS REAAL as District Director Veenendaal. Before joining the Board of REAAL Verzekeringen, he had various positions within SNS Bank, including chairman of the board of SNS Bank Groningen-Friesland-Drenthe (North Netherlands). Mr Boven is a former supervisory director of "Later" Natura-Uitvaartverzekeringsmaatschappij N.V. He is a supervisory director of DAS Nederlandse Rechtsbijstand Verzekeringmaatschappij N.V., DAS Holding N.V., Ducatus N.V. and member of the board of Stichting Prioriteit Ducatus, Stichting Dorenweerd College, and Stichting Dienstverlening VOV.
W. H. Steenpoorte	Mr Steenpoorte (1964) is a Dutch national. He was appointed a member of the Board of REAAL Verzekeringen on 1 September 2006 for an unlimited period of time. Mr Steenpoorte holds a Masters degree in Information Management (Amsterdam University) and completed the Advanced Management Program at Insead in 2004. Mr Steenpoorte worked in several ICT related positions with Hooge Huys from 1986 till 1997. During the period 1997 till 2000 he worked for Ogilvy & Mather in the Netherlands as an ICT manager and as a member of the board. Mr Steenpoorte rejoined SNS REAAL in 2000 as Director responsible for Program management.
L. van der Heijden	Mr Van der Heijden (1960) is a Dutch national. He joined as member of the Board of REAAL Verzekeringen on 1 May 2007 for an unlimited period of time and is responsible for sales and distribution. Mr Van der Heijden received his degree in business economics at Amsterdam University. He worked with JP Morgan Nederland BV, later on with ABN AMRO and then switched to retailer Albert Heijn (AHOLD) which company he left for a managing position with Vedior. Before he joined SNS REAAL Mr Van der Heijden was managing director of De Hypotheekshop since 2003.

The Company is not aware of any potential conflicts between any duties of the listed key corporate officers to the Company and their private interests and/or other duties.

The Company has been informed that in the period of the last five years Mr Kroeze was a member of the supervisory board of NIBC Petercam Derivatives in Belgium, at the time that this company was liquidated. Other than mentioned above and other than liquidations of companies within SNS REAAL in the ordinary course of business, in relation to the listed key corporate officers, the Company is not aware of (i) any convictions in relation to fraudulent offences in the last five years; (ii) any bankruptcies, receiverships or liquidations of any entities to which they were associated in the last five years; (iii) any official public incrimination and/or sanctions of such person by statutory or regulatory authorities (including designated professional bodies) or disqualification by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer in the last five years.

The Company's registered address is the business address of the key corporate officers to the Company listed above (see "**DESCRIPTION OF SHARE CAPITAL AND CORPORATE STRUCTURE -- General**").

Remuneration

The aggregate remuneration, which includes fees, salary, bonuses, special pension fund contributions and additional benefits, paid by the Company in the financial year 2006 to the Supervisory Board and the Executive Board was €3.7 million. The total amounts set aside or accrued in 2006 to provide pension, retirement or similar benefits for the Executive Board amounted to €423.469 and for the other key corporate officers referred to in "**Other key corporate officers**" who are not members of the Executive Board €457.907.

The following table provides the remuneration of each (former and current) member of the Supervisory Board for the financial year 2006:

(in EUR thousands)	As Board member	As member of a committee	Total
J.L. Bouma	38	18	56
H.M. van de Kar	30	9	39
J.V.M. van Heeswijk	25	8	33
J. den Hoed*	25	8	33
D. Huisman (until 30 June 2006)	12	4	16
S.C.J.J. Kortmann	25	14	39
R.J. van de Kraats (from 12 October 2006)	6	2	8
J.E. Lagerweij (from 12 October 2006)	6	--	6
H. Muller	25	12	37
Total	**192**	**75**	**267**

* Ceased to be a member of the Supervisory Board on 9 May 2007.

The following table provides the remuneration (including bonuses) of each member of the Executive Board for the financial year 2006:

(in EUR thousands)	Regular payments	Payment in instalments	Severance payment	Profit-sharing and bonuses	Total
S. van Keulen	590	129	--	649	1,368
M.W.J. Hinssen	449	98	--	150	697
C.H. van den Bos	449	98	--	150	697
R.R. Latenstein van Voorst	449	98	--	150	697
Total	**1,937**	**423**	**--**	**1,099**	**3,469**

For additional information on executive remuneration, see "**Employment agreements**". The aggregate remuneration for the other key corporate officers in financial year 2006 was €3.2 million. As part of the general employees benefit plans, key corporate officers referred to in "**Other key corporate officers**", are entitled to employees facilities in respect of mortgages, insurance, consumer credit, savings, investments, and/or foreign exchange under favourable conditions. These key corporate officers are entitled to an annual bonus to be determined by the Executive Board on the basis of the Company's results and their individual performance. The bonus may not exceed 25% of their respective annual gross salary. Furthermore, they are entitled to a lease car and the use of mobile telecommunication equipment.

Employment agreements

Currently, no other service contracts, other than those described below, exist which provide benefits to members of the Supervisory Board or the Executive Board. In addition, members of the Executive Board are entitled to staff facilities in respect of savings, investments, and/or foreign exchange under favourable conditions.

Mr S. van Keulen

As at 31 December 2006, the employment agreement between the Company and Mr Van Keulen provides for an annual salary of €590.000 gross, all-in (i.e. including holiday benefits, 13th month, and representation costs). Mr Van Keulen is furthermore entitled to an annual bonus to be determined by the Supervisory Board on the basis of the Company's results and Mr Van Keulen's individual performance. In relation to the recent renewal of the employment agreement between the Company and Mr Van Keulen it was agreed that Mr Van Keulen's bonus may not exceed 60% of his annual gross salary. Furthermore, Mr Van Keulen is entitled to a bonus pursuant to the LTIP (see "**Long-term incentive plan**"). Mr Van Keulen is entitled to a company car, including driver, and the use of mobile telecommunication equipment.

Mr Van Keulen's employment agreement has been entered into for an indefinite period of time. However, it is stipulated that the Supervisory Board intends to terminate his appointment as member of the Executive Board as of 1 January 2009 as a result of which his employment agreement will terminate. The employment agreement may be terminated by the Company with a notice period of six months and by Mr Van Keulen with a notice period of three months.

In case of (i) a take-over or merger, (ii) a change in SNS REAAL's structure, or (iii) a unilateral change of the management assignment by the Supervisory Board, provided that such change is not within Mr Van Keulen's control, resulting in the cancellation of the CEO's position or an equivalent position, or a change in this position or status, respectively and thus resulting in the premature termination of the employment, Mr Van Keulen will be entitled to a compensation equal to the remainder of his salary for the remainder of his employment until 1 January 2009. In addition, he will be entitled to a premium to be determined by the Supervisory Board for the remainder of this period, taking into account the average short-term bonus paid over the previous financial years immediately preceding the termination. Other than summarised, Mr Van Keulen's employment agreement does not provide for severance payment upon termination of employment with the Company or any of its subsidiaries.

Mr C.H. van den Bos

As at 31 December 2006, the employment agreement between the Company and Mr Van den Bos provides for an annual salary of €449.000 gross, all-in (i.e. including holiday benefits, 13th month, and representation costs). Mr Van den Bos is furthermore entitled to an annual bonus to be determined by the Supervisory Board on the basis of the Company's results and Mr Van den Bos' individual performance. Until 1 January 2006 the bonus may not exceed 40% of the annual gross salary, as of 1 January 2006 this percentage was increased to 50%. Furthermore, Mr Van den Bos is entitled to a bonus pursuant to the LTIP (see "**Long-term incentive plan**"). Mr Van den Bos is entitled to a company car, including driver, and the use of mobile telecommunication equipment.

The employment agreement has been entered into for an indefinite period of time. The employment agreement may be terminated by the Company with a notice period of six months

and by Mr Van den Bos with a notice period of three months. The employment agreement does not provide for a specific severance payment upon termination of employment with the Company or any of its subsidiaries.

Mr M.W.J. Hinssen

As at 31 December 2006, the employment agreement between the Company and Mr Hinssen provides for an annual salary of €449.000 gross, all-in (i.e. including holiday benefits, 13th month, and representation costs). Mr Hinssen is furthermore entitled to an annual bonus to be determined by the Supervisory Board on the basis of the Company's results and Mr Hinssen's individual performance. Until 1 January 2006 the bonus may not exceed 40% of the annual gross salary, as of 1 January 2006 this percentage was increased to 50%. Furthermore, Mr Hinssen is entitled to a bonus pursuant to the LTIP (see "**Long-term incentive plan**"). Mr Hinssen is entitled to a company car, including driver, and the use of mobile telecommunication equipment.

The employment agreement has been entered into for an indefinite period of time. The employment agreement may be terminated by the Company with a notice period of 12 months and by Mr Hinssen with a notice period of three months. The employment agreement does not provide for a specific severance payment upon termination of employment with the Company or any of its subsidiaries.

Mr R.R. Latenstein van Voorst

As at 31 December 2006, the employment agreement between the Company and Mr Latenstein van Voorst provides for an annual salary of €449.000 gross, all-in (i.e. including holiday benefits, 13th month, and representation costs). Mr Latenstein van Voorst is furthermore entitled to an annual bonus to be determined by the Supervisory Board on the basis of the Company's results and Mr Latenstein van Voorst's individual performance. Until 1 January 2006 the bonus may not exceed 40% of the annual gross salary, as of 1 January 2006 this percentage was increased to 50%. Furthermore, Mr Latenstein van Voorst is entitled to a bonus pursuant to the LTIP (see "**Long-term incentive plan**"). Mr Latenstein van Voorst is entitled to a company car, including driver, and the use of mobile telecommunication equipment.

The employment agreement has been entered into for an indefinite period of time. The employment agreement may be terminated by the Company with a notice period of six months and by Mr Latenstein van Voorst with a notice period of three months. The employment agreement does not provide for a specific severance payment upon termination of employment with the Company or any of its subsidiaries.

Loans

The following loans are outstanding at year-end 2006 which have been granted by SNS Bank or REAAL Verzekeringen to the members of the Executive Board and the Supervisory Board:

(in EUR thousands)	Average interest rate	Outstanding
Executive Board		
M.W.J. Hinssen	4.5%	549
Supervisory Board		
H.M. van de Kar	6.6%	120
J.V.M. van Heeswijk	4.5%	311
S.C.J.J Kortmann	4.4%	102
H. Muller	6.7%	68
Total		**1,150**

The aggregate amount of loans outstanding at year-end 2006 which have been granted by SNS Bank or REAAL Verzekeringen to the other key corporate officers referred to in "**Other key corporate officers**", who are not members of the Executive Board, amounted to €2.691.000.

Board Practices

Supervisory Board

The Supervisory Board supervises the policies of the Executive Board, and the Company's general course of affairs and the Company's business. In performing their duties, members of the Supervisory Board must serve the Company's interests and those of the Company's business.

The Supervisory Board must consist of at least three members. The General Meeting determines the number of members of the Supervisory Board. Only natural persons can be members of the Supervisory Board. Pursuant to the articles of association of the Selling Shareholder, only three persons can be both a (former) member of the Supervisory Board and member of the board of the Selling Shareholder (see "**SELLING SHAREHOLDER -- Management**"). Furthermore, persons employed by the Company or a dependent company, members of the Executive Board and persons employed by an employees' organisation customarily involved in the establishment of the employment terms of such persons, may not be appointed as members of the Supervisory Board.

Members of the Supervisory Board are appointed for a term of four years and they may be reappointed two times, each for a further term of four years. The current members of the Supervisory Board are only eligible for two further reappointments. The members of the Supervisory Board are required to resign according to a rotation schedule determined by the Supervisory Board.

The current members of the Supervisory Board have been appointed by the Supervisory Board itself. Further new members of the Supervisory Board will be appointed by the General Meeting. Such appointment is based on a nomination by the Supervisory Board, which nomination must specify the reasons therefore. The General Meeting can, by an absolute majority of the votes cast (representing at least one-third of the issued share capital) reject the nomination. If less than one-third of the issued share capital was represented at the meeting, a new meeting must be convened to vote on the nomination, whereby the nomination can be rejected by an absolute majority of the votes cast (irrespective of the issued share capital present or represented at the meeting). The General Meeting and the central works council (*centrale ondernemingsraad*) of SNS REAAL (the **Central Works Council**) may recommend persons to the Supervisory Board for placement on the nomination list. The Supervisory Board is required to nominate a person recommended by the Central Works Council in respect of one third of the members of the Supervisory Board. The Supervisory Board must accept such recommendation of the Central Works Council, unless it is of the opinion that the person recommended would be unsuitable to fulfil the duties of a supervisory board member or that the Supervisory Board would not be properly composed. If the Supervisory Board objects to the recommendation on these grounds, it must consult with the Central Works Council without delay. If no agreement can be reached with the works council, the Enterprise Chamber of the Amsterdam Court of Appeal (*Ondernemingskamer van het Gerechtshof te Amsterdam*; **Enterprise Chamber**) will determine the matter.

A member of the Supervisory Board can only be dismissed by the Enterprise Chamber and then only for reason of neglect of his or her duties, for other important reasons, or following a significant change in circumstances as a result of which his or her continued membership can no longer be reasonably maintained. A member of the Supervisory Board can be suspended by the Supervisory Board. The General Meeting can dismiss the Supervisory Board in its entirety for reasons of lack of confidence, by an absolute majority of the votes cast, representing at least one third of the issued share capital. If less than one third of the issued share capital is represented, a new meeting may be convened in which the General Meeting may withdraw its confidence in the Supervisory Board by an absolute majority of the votes cast (irrespective of the issued share capital represented at the meeting). On the passing by the General Meeting of a resolution to dismiss the Supervisory Board, the Executive Board is required to apply without delay to the Enterprise Chamber to appoint one or more members to the Supervisory Board on a temporary basis.

The remuneration of each member of the Supervisory Board is determined by the General Meeting. The expenses of the members of the Supervisory Board are reimbursed by the

Company. Resolutions of the Supervisory Board are validly adopted by an absolute majority of votes cast by the members of the Supervisory Board present or represented in the meeting, provided that the majority of Supervisory Board members is present or represented. Resolutions of the Supervisory Board can be taken outside a meeting by unanimous vote.

The Supervisory Board appoints a chairperson and may appoint one or more vice-chairpersons from among its members. The Supervisory Board has adopted rules governing its internal organisation.

The Supervisory Board has an audit committee and a remuneration, selection and appointments Committee.

Audit Committee

The Audit Committee is comprised of Messrs. Van Heeswijk, Van de Kraats and Van de Kar. The Audit Committee is chaired by Mr Van Heeswijk. The Audit Committee prepares the briefing material for decision-making by the Supervisory Board with respect to (i) operation of the risk management and internal control systems; (ii) provision of financial information by the Company; (iii) compliance with recommendations of actuaries and auditors; (iv) the Company's policy on tax planning; (v) the Company's financing; and (vi) control of risks in relation to the applications of information and communication technology.

Remuneration, selection and appointments committee

The remuneration, selection and appointments committee is comprised of Messrs Van de Kar, Bouma, Kortmann and Muller. It is chaired by Mr Van de Kar. It reviews executive remuneration and recommends candidates to the Supervisory Board for the position of member of the Executive Board or member of the Supervisory Board.

Executive Board

The Executive Board is responsible for the management of the Company under the supervision of the Supervisory Board. At least once a year, the Executive Board submits a written report to the Supervisory Board outlining the strategic policy, the general and financial risks and the management and control systems of the Company.

The Executive Board is responsible for strategic issues such as the introduction of value based management, capitalisation and allocation, potential mergers and acquisitions and strategic alliances. Furthermore, the Executive Board formulates corporate policies on themes such as risk management, solvency standards, management development and compliance. The Executive Board also has a number of operational responsibilities including finance, budgeting, controlling and human resources, which includes recruiting, appointing and remunerating senior management. The Boards of SNS Bank and REAAL Verzekeringen are responsible for their respective financial results, commercial strategy, products, operations and IT systems and human resources.

The Executive Board must consist of at least two members. The Supervisory Board determines the number of members of the Executive Board. The Supervisory Board is entitled to appoint, temporarily suspend and dismiss members of the Executive Board. The Supervisory Board also appoints a chairperson and may appoint one or more vice-chairpersons from amongst the members of the Executive Board. The Supervisory Board notifies the General Meeting of any intended appointment. The Supervisory Board is only entitled to dismiss a member of the Executive Board after the General Meeting has been given the opportunity to provide its view on the dismissal.

The Executive Board and two members of the Executive Board acting jointly, are entitled to represent the Company.

Certain resolutions of the Executive Board identified in the Articles of Association require the approval of the Supervisory Board. Furthermore, the Executive Board requires the approval of the Supervisory Board and the General Meeting for resolutions regarding a significant change in the identity or nature of the Company or its business. In addition, the Supervisory Board is entitled to determine that certain other resolutions of the Executive Board are subject to its approval.

The Executive Board has adopted rules governing its internal organisation. These rules may only be amended with the approval of the Supervisory Board.

In the event of a conflict of interest between a member of the Executive Board in its private capacity and the Company, the Company must be represented by a member of the Supervisory Board designated by the Supervisory Board, unless the General Meeting designates a person for such purpose; such person may also be the member of the Executive Board with whom the conflict of interest exists. If a member of the Executive Board has a conflict of interest with the Company other than as referred to in the preceding sentence, he and each of the other members of the Executive Board, still have the power to represent the Company in that matter.

In case one or more members of the Executive Board are prevented from acting or are absent, the remaining members of the Executive Board are, or the only remaining member of the Executive Board is, temporarily in charge of the entire management. In case all members of the Executive Board are, or the only member of the Executive Board is, prevented from acting or are/is absent, the Supervisory Board will assume the management temporarily. In such event, the Supervisory Board is authorised to designate one or more temporary executive directors.

The General Meeting adopts the policy regarding the remuneration of the members of the Executive Board. Simultaneous with the proposal to the General Meeting, the remuneration policy is required to be provided in writing to the Central Works Council for its information. The remuneration of the members of the Executive Board, with due observance of the policy as referred to above, is determined by the Supervisory Board. Any proposal by the Supervisory Board to grant to the members of the Executive Board, shares or rights to acquire shares in the capital of the Company, must be submitted for approval by the General Meeting. The absence of the approval of the General Meeting does not, however, invalidate the representative authority of the Supervisory Board in this respect.

Liability of members of the Supervisory Board and the Executive Board

Under Dutch law, members of management may be liable to the Company for damages in the event of improper or negligent performance of their duties. They may be jointly and severally liable for damages to the Company and to third parties for infringement of the Articles of Association or of certain provisions of the Dutch Civil Code. In certain circumstances, members of management may also incur additional specific civil and criminal liabilities. Members of the Executive Board, the Supervisory Board, and certain executive officers of SNS REAAL are insured under an insurance policy against damages resulting from their conduct when acting in the capacities as such members or officers.

Also, Articles of Association stipulate that current and former members of the Executive Board and the Supervisory Board are entitled to reimbursement of:

- costs of conducting a defence against claims based on acts or failures to act in the exercise of their duties or the exercise of any other duties currently or previously performed by them at the Company's request in a direct or indirect wholly-owned subsidiary of the Company
- any damages or fines payable by them as a result of an act or failure to act as referred to above
- costs of appearing in other legal proceedings in which they are involved as current or former members of the Executive Board or the Supervisory Board, with the exception of proceedings primarily aimed at pursuing a claim on their own behalf

There shall, however, be no entitlement to reimbursement if and to the extent that:

- it has been established by a Dutch court in a final and conclusive decision that the act or failure to act of the person concerned may be characterised as wilful (*opzettelijk*), intentionally reckless (*bewust roekeloos*) or seriously culpable (*ernstig verwijtbaar*) conduct, unless (i) Dutch law provides otherwise or (ii) this would be unacceptable in view of the requirements of reasonableness and fairness (*redelijkheid en billijkheid*) when taking into account the relevant circumstances

- the person concerned has failed to notify the Company in writing as soon as practicable of the circumstances that may result in the costs or financial loss or, as the case may be, of the costs or financial loss; or
- the costs or financial loss of the person concerned are covered by an insurance and the insurer has paid out the costs or financial loss

Labour relations

Employees

The average numbers of employees employed by SNS REAAL in the last three years were:

	2004	2005	2006
Number of full time employees	**4,174**	**4,082**	**4,277**
Number of part time employees	**1,686**	**1,721**	**1,797**
Total number of employees	**5,860**	**5,804**	**6,074**

The following table shows the average number of FTEs employed by SNS Bank, REAAL Verzekeringen and the Company including SNS REAAL Invest and SNS Asset Management in the last three years:

	2004	2005	2006
SNS Bank	**3,328**	**3,158**	**3,197**
REAAL Verzekeringen	**1,749**	**1,732**	**1,791**
The Company including SNS REAAL Invest and SNS Asset Management (form 1 July 2006)	**306**	**446**	**621**
Total	**5,383**	**5,336**	**5,609**

Trade union relations and works councils

Collective bargaining agreements apply to all SNS REAAL's employees, except for senior executives, including the members of the Executive Board, the members of the Board of SNS Bank, the members of the Board of REAAL Verzekeringen, and the members of the Board of SNS REAAL Invest. These collective bargaining agreements expired on 1 June 2007. Negotiations concerning new collective bargaining agreements are pending.

Within SNS REAAL there are currently works councils at SNS Bank and REAAL Verzekeringen, and a Central Works Council. A works council is a representative body of the employees of a Dutch enterprise elected by the employees. The management board of any company that runs an enterprise with a works council, must seek the non-binding advice of the works council before taking certain decisions with respect to the enterprise, such as those related to a major restructuring, a change of control, or the appointment or dismissal of a member of the management board. If the decision to be taken is not in line with the advice of the works council, the implementation of the relevant decision must be suspended for one month, during which period the works council may appeal against the decision at the Enterprise Chamber. Certain other decisions directly involving employment matters that apply either to all employees or certain groups of employees, may only be taken with the works council's consent. In the absence of such prior consent, the decision may nonetheless be taken with the prior consent of the sector Cantonal of the District Court.

Long-term incentive plan

In February 2006, the Supervisory Board approved a long-term incentive plan (**LTIP**) for senior management, including the members of the Executive Board and the key corporate officers referred to in "**Other key corporate officers**". The LTIP became effective as of 1 January 2006.

Under the LTIP eligible persons are in principle entitled to a bonus of 15% to 40% (depending on their position) of their gross annual salary if the Company's ROE meets the target as laid down in the Company's annual operational plan for a three-year period. If the Company's ROE does not meet the targeted percentage in a particular year the bonus will be adjusted downwards or the eligible employees will not be entitled to a bonus for the relevant period (depending on the ROE). If the targeted ROE is not met in the second or third year of the relevant three-year period, the bonus for the previous one or two years will be reduced by 1/3rd or 2/3rd, as the case may be. If the Company's ROE is higher than targeted, the bonus will increase to a maximum of 25% to 50% (depending on the eligible person's position). The bonus is payable after three years. The eligible person is allowed to use 50% of the net bonus to purchase Ordinary Shares with a 10% discount.

In case of termination of an eligible person's employment agreement with SNS REAAL, the eligible person will be entitled to (i) a *pro rata* bonus if they qualify as a so-called good leaver or (ii) no bonus if they do not qualify as such. In the latter case, the Supervisory Board (in case of a member of the Executive Board) or the Executive Board (in case of another eligible person) may determine a reasonable bonus. One qualifies as a good leaver if the employment agreement is terminated because of, among other things, death, illness, disability or retirement of the relevant person or reorganisation (whereby the employment agreement is terminated at the initiative of the Company) or liquidation of the relevant operational unit of SNS REAAL. In case the Company is taken over, merges or is declared bankrupt (or other similar events), the Supervisory Board (in case of the members of the Executive Board) or the Executive Board (in case of another eligible person) may decide on the entitlement to a bonus under the LTIP.

Long-term bonus scheme

At the General Meeting on 9 May 2007, a new long-term bonus scheme was approved for the members of the Executive Board.

The scheme provides for a long-term bonus to be awarded annually in the form of a conditional entitlement to shares. The value of this entitlement for at-target performance will be 40% of the gross annual salary for members of the Executive Board and 50% for the chairman of the Executive Board. The shares will be vested definitively three years after the conditional award. The amount of the definitive award will be calculated on the basis of the conditional award and the extent to which the performance criteria have been met.

The performance criteria are partly financial (70%) and partly qualitative (30%). The financial criteria are twofold. The first criterion is the return on shareholders' equity: 35% of the conditionally awarded shares will be vested definitively if the target is reached and up to 70% of the conditional award will be vested as a reward for excellent performance. The second criterion is the relative total shareholder return: 35% of the conditionally awarded shares will be vested definitively if the target is reached and up to 70% of the conditional award will be vested as a reward for excellent performance. The total number of vested shares can therefore range between 0% and 170% of the conditionally awarded shares. The Company aims to implement a similar bonus scheme for senior management, including key corporate officers referred to in "**Other key corporate officers**".

The second part of the long-term bonus scheme only contains members of the Executive Board. With a view to ensuring that the interests of the member of the Executive Board are aligned with those of the shareholders, participation in the long-term bonus scheme is conditional upon the members of the Executive Board building up and retaining a considerable shareholding in the Company. Members of the Executive Board must undertake to acquire, within a six-year period, shares in the Company to the value of one year's gross annual salary. Compliance with this undertaking will be monitored annually by the Supervisory Board and any shortfall will have to be made up by acquiring additional shares. To facilitate the build-up of shareholdings by Executive Board members, the Company will apply a 'share matching' model, whereby the Company will match investments in shares with a number of shares equal to 25% (net) of the investment. Because the Supervisory Board had promised the Executive Board members to set up

a long-term bonus scheme for 2006, on inception of the scheme, the Company award each member of the Executive Board a number of shares, by way of an initial holding, equal to 135% of the at-target award (as described above, viz. 40% of the fixed gross annual salary for the members of the Executive Board and 50% of the fixed gross annual salary for the chairman of the Executive Board). The initial award will therefore be 54% of the fixed gross annual salary for the Executive Board members and 67.5% of the fixed gross annual salary for the chairman of the Executive Board.

Pension scheme

Effective from 1 January 2004, SNS REAAL's pension schemes were changed from final pay to average pay schemes. SNS REAAL's pension fund was separated from SNS REAAL. Further, as from 2005 up to and including 2009, SNS REAAL only contributes a fixed pension premium of 21.5% of gross salary to the SNS REAAL pension fund (with employees paying to SNS REAAL up to 5% of their pensionable income). After this five-year period, the financing agreement will be automatically extended for another five years unless the financing agreement is terminated by either the SNS REAAL pension fund or SNS REAAL. If extended, the level of the premium may be renegotiated. SNS REAAL thus now has a defined contribution pension scheme for its employees based on career average pay. The financing agreement has been approved by DNB. Former Zurich employees participate in this scheme as of 1 July 2004 with regard to their pension accruing as of that date. Former employees of Nieuwe Hollandse Lloyd have not yet been included in this scheme. SNS REAAL's retirement age for employees who were born prior to 1 January 1949 varies between 59 and 62 years, while the retirement age for the other employees is between 62 and 65 (see "**OPERATING AND FINANCIAL REVIEW -- Accounting principles -- Pensions and the SNS REAAL pension fund**").

Corporate Governance

The Company acknowledges the importance of good corporate governance. In accordance with the Large Company Regime applicable to it, the Company has a two-tier board structure, consisting of the Executive Board and the Supervisory Board. See "**SUPERVISORY BOARD, MANAGEMENT AND EMPLOYEES**".

On 9 December 2003, the Dutch Corporate Governance Committee, also known as the *Tabaksblat* Committee, released the Code. The Code contains 21 principles and 113 best practice provisions for management boards, supervisory boards, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards.

The Code applies to all Dutch companies listed on a government-recognised stock exchange, whether in the Netherlands or elsewhere. Such companies are required under Dutch law to disclose in their annual reports whether or not they apply those provisions of the Code that are addressed to the executive board or supervisory board of the company and, if they do not apply those provisions, to give the reasons for such non-application. This disclosure requirement commenced with respect to those annual reports for the financial years beginning on or after 1 January 2004.

The Code provides that if a company's general meeting of shareholders explicitly approves the corporate governance structure and policy and endorses the explanation for any deviation from the best practice provisions, such company will be deemed to have applied the Code. The Company has not applied a limited number of best practice provisions, as it has not considered them to be in the interests of the Company and its stakeholders.

The best practice provisions currently not applied by the Company are:

- Members of the Executive Board may only be appointed for a maximum term of four years at a time. Further, as a general rule, the maximum compensation to a member of the Executive Board in the event of dismissal, is one year's base salary. The terms and conditions of employment of the current members of the Executive Board deviate from the foregoing. The members of the Executive Board were appointed prior to the release of the Code for an unlimited term and in accordance with applicable law. However, the employment agreement of the CEO of the Company stipulates that the Supervisory Board intends to terminate his appointment as member of the Executive Board as of 1 January 2009 as a result of which his employment agreement will terminate. No fixed compensation has been agreed upon with the members of the Executive Board in the event of dismissal, except for the CEO of the Company. See "**SUPERVISORY BOARD, MANAGEMENT AND EMPLOYEES -- Employment agreements**". While the Company will consider in respect of each new appointment whether it is in the interests of the Company and its stakeholders to apply the relevant best practice provisions, the Company believes that maintaining the freedom to agree, on a case-by-case basis, on the relevant terms and conditions of employment, enables the Company to attract and retain high calibre persons as members of the Executive Board in a competitive environment.
- The members of the Supervisory Board, except for no more than one member, should be independent within the meaning of the Code. A member of the Supervisory Board qualifies as independent within the meaning of the Code if none of the eight criteria of dependence, as stipulated in the Code, apply to such member. Because the Selling Shareholder holds more than 10% of the issued and outstanding Ordinary Shares, two of the members of the Supervisory Board are not deemed to be independent since they are also members of the board of the Selling Shareholder (see "**SELLING SHAREHOLDER -- Management**"). In this regard, the Company believes it important to note that the nature and purpose of the Selling Shareholder can and should be distinguished from those of many other (major) shareholders in listed companies. The Selling Shareholder, being a foundation, has no members or shareholders and has limited objects (none of which are commercial objects), including the specific object to represent the interests of the Company, in such manner that

the interests of the Company and of all those involved with the Company shall be guarded in the best possible way. This object is included in the articles of association of the Selling Shareholder. See "**SELLING SHAREHOLDER -- Purpose**".

- A member of the Supervisory Board should not participate in the Supervisory Board's deliberations and decision-making process in respect of a subject or transaction in relation to which the Supervisory Board member has a conflict of interest. Depending on the specific circumstances, the two members of the Supervisory Board who are also members of the board of the Selling Shareholder may have a conflict of interest in relation to certain subjects or transactions, because of their position as board member of the Selling Shareholder, although, having regard to the specific object of the Selling Shareholder as referred to above, the Company believes that the likelihood of such a conflict of interest arising would be limited. Accordingly, it has been decided that (i) the relevant members of the Supervisory Board shall not participate in deliberations and decision-making of the Supervisory Board concerning agreements between the Company and the Selling Shareholder, and (ii) in principle in all other cases these members would be permitted to participate in the deliberations and decision-making process by the Supervisory Board.

Selling Shareholder

Introduction

The Selling Shareholder is a foundation (*stichting*) established under the laws of the Netherlands. The seat of the Selling Shareholder is in Utrecht, the Netherlands. The registered office of the Selling Shareholder is Utrechtseweg 1, 3811 NA Amersfoort, the Netherlands and the Selling Shareholder is registered in the Commercial Register of the Utrecht Chamber of Commerce, under number 41091124. The articles of association of the Selling Shareholder were last amended by notarial deed on 3 May 2006 before a duly authorised substitute of Mr. P. Klemann, civil law notary in Amsterdam.

Under Dutch law, a foundation is a legal person which has no members or shareholders and whose purpose is to realise an object stated in its articles of association using capital allocated to such purpose. The foundation's objects may not include the making of distributions to any founder or to those participating in its constituent bodies or to other parties, unless, as regards the latter, the distributions have an idealistic (*ideële*) or social object.

The following description of the Selling Shareholder's structure is based on, and qualified in its entirety by reference to the full text of the articles of association of the Selling Shareholder.

Purpose

Pursuant to article 2 of its articles of association, the Selling Shareholder's objects are:

- to render financial services, more specifically by participating by means of ordinary shares in the share capital of the Company;
- to represent the interests of the Company, in such manner that the interests of the Company and of all those involved with the Company shall be guarded in the best possible way; and
- to make distributions with an idealistic (*ideële*) or social purpose

and to undertake all that which is connected to the foregoing or in furtherance thereof.

The Selling Shareholder shall only make or effect distributions with an idealistic or social purpose in accordance with the advice of another foundation, Stichting SNS REAAL Fonds.

History

The Selling Shareholder was established as a foundation on 12 December 1988 and was the only shareholder of, at that time, SNS Groep N.V. Many predecessors to SNS Bank were also foundations. In 1997, a merger took place between the Selling Shareholder and the foundation that at that time held the majority of the shares in REAAL Groep N.V. (Stichting Continuïteit REAAL Groep). REAAL Groep N.V. held all the shares in insurance companies which had their roots in the trade union movement and the social democratic movement starting at the end of the 19th century and two banks that were also linked to the trade union movement. Later a further merger took place with, among other things, Stichting NOG.

For many years, the board of the Selling Shareholder comprised of managers chosen from the ranks of various predecessors. The specific object of the Selling Shareholder to represent the interests of the Company in such manner that the interests of the Company and of all those involved with the Company shall be guarded in the best possible way, is based on this history.

As of 27 July 2005 until the initial public offering in May 2006, the Selling Shareholder held all issued and outstanding Ordinary Shares. Prior to 27 July 2005, all issued and outstanding Ordinary Shares were held by Stichting Administratiekantoor SNS REAAL, a trust office, and the Selling Shareholder held all non-voting depositary receipts issued by Stichting Administratiekantoor SNS REAAL and one registered priority share issued by the Company. The Company believed that the certification of its Ordinary Shares was not in accordance with, among other things, the spirit of the Code, in view of which it was decided to deregister the depositary receipts. The Stichting Administratiekantoor SNS REAAL has ceased to exist.

Furthermore, the Company and the Selling Shareholder have converted the registered priority share held by the Selling Shareholder into an Ordinary Share.

Prior to the offering, the Selling Shareholder held approximately 65.5% of the Ordinary Shares.

Management

The Selling Shareholder's board (*bestuur*) is responsible for the management of the Selling Shareholder, its administration and disposal of its assets within the limits of its objects.

The Selling Shareholder's board appoints its own members and determines the number of members. Until 3 May 2006, the Selling Shareholder's board consisted of the board members that also constituted the Supervisory Board of SNS REAAL. The number of members of the Selling Shareholder's board was then decreased to five and it was determined that no more than three of the Selling Shareholder's board members may be (former) members of the Supervisory Board and two members must be independent of SNS REAAL. For these purposes, the Selling Shareholder considers a former member of the Executive Board or the Supervisory Board to be independent of SNS REAAL if this person ceased to hold such position more than four years prior to appointment to the board of the Selling Shareholder. The chairperson and the deputy chairperson of the board of the Selling Shareholder may not be members of the Supervisory Board (see also "**CORPORATE GOVERNANCE**"). Members of the Selling Shareholder's board are appointed for a term of four years and may be reappointed twice, each for a further term of four years. The members of the Selling Shareholder's board are required to resign according to a rotation schedule determined by the board itself. The person appointed to fill an interim vacancy is appointed for the remaining term of his predecessor.

The Selling Shareholder's board may grant remuneration to its members or to one or more of its members. Members of the board will be reimbursed for their expenses.

The Selling Shareholder's board or two members of the board acting jointly are authorised to represent the Selling Shareholder.

The members of the Selling Shareholder's board are:

Name	Business experience and activities
R. Zwartendijk	Mr Zwartendijk is the former president and CEO of Ahold USA Inc.; chairman of the supervisory board of Royal Numico, Nutreco Holding and Blokker Holding; member of the supervisory board of Randstad Holding. Mr Zwartendijk is also a member of the International Advisory Board Esade University (Spain).
J.M. Overmeer	Mr Overmeer is a former member of the board of Aegon Nederland; chairman of the supervisory board of Amvest; member of the supervisory board of Thialf; member supervisory board Blue Sky Group. Mr Overmeer is also a board member of the Stichting Administratiekantoor Preferente Financieringsaandelen ABN Amro Holding.
S.C.J.J. Kortmann	see "**SUPERVISORY BOARD, MANAGEMENT AND EMPLOYEES – Supervisory Board**"
H. Muller	see "**SUPERVISORY BOARD, MANAGEMENT AND EMPLOYEES – Supervisory Board**"
J. den Hoed	Mr Den Hoed is the former CFO of AKZO Nobel N.V. Until 9 May 2007, Mr Den Hoed was a member of the supervisory board of SNS REAAL.

Share ownership

Based on the closing price of SNS REAAL shares on 8 June 2007 of €17.29, and based on the maximum offering size of € 600 million, the Selling Shareholder would dilute its ownership in SNS REAAL from approximately 65.5% to approximately 54.7%, resulting in a free float post transaction of approximately 45.3%. This offering will not dilute the Selling Shareholder to a minority shareholding, however, the Selling Shareholder accepts that future growth of SNS REAAL may require it to become a minority shareholder.

No other parties have notified a shareholding of 5% or more in SNS REAAL.

Lock-up

The Selling Shareholder agreed with the Underwriters not to, among other things, issue, offer, pledge, sell, contract to sell, grant any option to purchase or otherwise dispose of, any Shares (or any securities convertible into or exchangeable for Shares or which carry rights to subscribe or purchase Shares) or enter into a transaction (including a derivative transaction) having an effect on the market in the Shares or publicly announce any intention to do any of such things, during the period commencing on the date of the Underwriting Agreement and ending 360 days after the Settlement Date, without the prior written consent of the Joint Bookrunners, in accordance with or pursuant to the Underwriting Agreement.

Strategy

Use of proceeds

The Selling Shareholder will use the net proceeds from the offering of the existing Ordinary Shares and, if the Over-Allotment Option is exercised, the Additional Shares, to support its purpose (see "**Purpose**").

Dividend

The Selling Shareholder appreciates the possible concern of investors that, as minority shareholders, they could be diluted in their shareholding in the Company if shareholders are offered the choice to receive dividends in the form of Ordinary Shares and/or in cash. Accordingly, the Selling Shareholder has agreed with the Company that if shareholders of the Company are offered the choice to receive dividends in the form of Ordinary Shares and/or in cash, it will receive its dividend in the form of Ordinary Shares and/or cash in the same proportion as the other shareholders would elect to receive, thereby avoiding a change in its percentage shareholding (see "**Related party transactions**" and "**DIVIDENDS AND DIVIDEND POLICY -- Dividend policy**").

Ownership level of the Selling Shareholder

The Selling Shareholder endorses that the purpose of the offering is directed at the growth of SNS REAAL. The Selling Shareholder accepts that future growth of SNS REAAL may require the Selling Shareholder to become a minority shareholder. After this offering the Selling Shareholder will still be a majority shareholder.

Related Party Transactions

Pledge Ordinary Shares

At the time of the merger between SNS Groep N.V. and REAAL Groep N.V., the Company acquired part of the shares in the capital of REAAL Groep N.V. from Stichting tot beheer van FNV Aandelen REAAL Groep N.V. (Foundation for the management of FNV Shares REAAL Groep N.V.) The purchase price for these shares was partly paid at the time of the transaction. In respect of the remainder of the purchase price, parties entered into a loan agreement. In relation to this loan, it has been agreed that the Selling Shareholder is required to grant a pledge on a percentage of the (depository receipts for) Ordinary Shares to the benefit of Foundation for the management of FNV Shares REAAL Groep N.V. This percentage is calculated annually on the basis of the outstanding amount of the loan and the intrinsic value of the Ordinary Shares, within 30 days after the publication of the Company's annual accounts. 26 February 2007 the Selling Shareholder granted a pledge on 6,818,483 Ordinary Shares (at that time representing 2.9% of the issued and outstanding Ordinary Shares) to *Federatie Nederlandse Vakvereniging* (Federation Dutch Trade Union). Each year after repayment of a part of the outstanding debt, the percentage of Ordinary Shares subject to this right of pledge is recalculated.

Agreement between the Company and the Selling Shareholder

On 3 May 2006, the Company and the Selling Shareholder entered into an agreement pursuant to which the Selling Shareholder has agreed that if it is decided that shareholders are offered the choice to receive dividends in the form of Ordinary Shares and/or in cash the Selling Shareholder will receive its dividend in the form of Ordinary Shares and/or cash in the same proportion as the other shareholders would elect to receive, thereby avoiding a change in its percentage shareholding. The Selling Shareholder is entitled to terminate this agreement taking into account a six months notice period. Furthermore, an amendment to this agreement will only become effective after six months. If the Selling Shareholder notifies the Company that it wishes to terminate the agreement or in case of an amendment of the agreement, the Company will notify the (other) shareholders by way of a press release.

Undertaking by the Selling Shareholder in connection with the offering

By way of backstop in the event of insufficient demand in the offering, the Selling Shareholder has undertaken not to sell any of its existing Ordinary Shares and to subscribe at the request of the Executive Board for up to 65.5% of the new Ordinary Shares being offered.

To the extent the offering is over-subscribed, the Selling Shareholder shall, at the request of the Executive Board, not subscribe for new Ordinary Shares but sell up to €250 million of its existing Ordinary Shares, including the Over-allotment Option. Any sale of existing Ordinary Shares by the Selling Shareholder in the offering would dilute the Selling Shareholder's current shareholding and contribute to an increase of liquidity. After this offering the Selling Shareholder will still be a majority shareholder.

Dutch Taxation

Certain Dutch tax consequences for holders of Ordinary Shares

The following summary describes certain principal Netherlands tax consequences of the acquisition, holding, redemption and disposal of Ordinary Shares, but does not purport to be a comprehensive description of all Netherlands tax considerations that may be relevant. This summary is intended to serve only as general information, and each prospective investor should consult a professional tax adviser with respect to the tax consequences of an investment in Ordinary Shares.

This summary is based on tax legislation, published case law, treaties, regulations and published policy, in force as of the date of this document. It does not take into account any developments or amendments thereof after that date, whether or not such developments or amendments have retroactive effect.

This summary does not address the Netherlands tax consequences for:

(A) Holders of Ordinary Shares holding a substantial interest (*aanmerkelijk belang*) in the Company. Generally speaking, a holder of Ordinary Shares holds a substantial interest in the Company if such holder, alone or, where such holder is an individual, together with his or her partner (statutory defined term) or certain other related persons, directly or indirectly, holds (i) an interest of 5% or more of the total issued capital of the Company or of 5% or more of the issued capital of a certain class of shares of the Company, (ii) rights to acquire, directly or indirectly, such interest or (iii) certain profit sharing rights in the Company.

(B) Holders of Ordinary Shares that are subject to special tax rules, including dealers in securities, financial institutions, investment institutions and insurance companies.

(C) Corporate holders of Ordinary Shares holding, alone or together with related corporate entities, a participation (*deelneming*) in the Company. Generally speaking, a shareholding is considered to qualify as a participation if it represents an interest of 5% or more of the nominal paid-up share capital.

Dividend tax

Withholding requirement

The Company is required to withhold 15% Netherlands dividend tax in respect of proceeds from the Ordinary Shares, which include:

(i) proceeds in cash or in kind, including deemed and constructive proceeds;

(ii) liquidation proceeds, proceeds on redemption of the Ordinary Shares and, as a rule, the consideration for the repurchase of the Ordinary Shares by the Company in excess of its average paid-in capital recognised for Netherlands dividend tax purposes, unless a particular statutory exemption applies;

(iii) the par value of Ordinary Shares issued to a holder of the Ordinary Shares or an increase of the par value of the Ordinary Shares, except when the (increase in the) par value of the Ordinary Shares is funded out of the Company's paid-in capital as recognised for Netherlands dividend tax purposes; and

(iv) partial repayments of paid-in capital for tax purposes, if and to the extent there are qualifying profits (*zuivere winst*), unless the General Meeting has resolved in advance to make such repayment and provided that the nominal value of the Ordinary Shares concerned has been reduced by an equal amount by way of an amendment of the Articles of Association and the paid-in capital is recognised as capital for Netherlands dividend tax purposes.

Residents of the Netherlands

If a holder is a resident of the Netherlands, Netherlands dividend tax which is withheld with respect to proceeds from the Ordinary Shares will generally be creditable for Netherlands corporate income tax or Netherlands income tax purposes if the holder is the beneficial owner (as described below) thereof.

On request and if certain conditions are met, a refund of the Netherlands dividend tax is available to certain exempt entities such as Netherlands qualifying pension funds, and Netherlands investment institutions.

Non-residents of the Netherlands

If a holder is a resident of a country other than the Netherlands and if a treaty for the avoidance of double taxation with respect to taxes on income is in effect between the Netherlands and that country, and such holder is the beneficial owner (as described below) of the proceeds from the Ordinary Shares and a resident for the purposes of such treaty, such holder may, depending on the terms of that particular treaty, qualify for full or partial relief at source or for a refund in whole or in part of the Netherlands dividend tax.

A refund of the Netherlands dividend tax is available to EU tax resident entities, provided these entities are not subject to corporate income tax there and would not be subject to tax, if it were tax resident in the Netherlands.

Beneficial owner

A recipient of proceeds from the Ordinary Shares will not be entitled to any exemption, reduction, refund or credit of Dutch dividend tax if such recipient is not considered to be the beneficial owner of such proceeds. One will not be considered to be the beneficial owner of such proceeds if, in connection with such proceeds, one has paid a consideration as part of a series of transactions in respect of which it is likely:

(i) that the proceeds have in whole or in part accumulated, directly or indirectly, to a person or legal entity that would:

   (a) as opposed to the person or legal entity paying the consideration, not be entitled to an exemption from dividend tax; or

   (b) in comparison to the person or legal entity paying the consideration, be entitled to a lower rate or refund of dividend tax; and

(ii) that such person or legal entity has, directly or indirectly, retained or acquired an interest in shares, profit-sharing certificates or loans comparable to the interest it had in similar instruments prior to the series of transactions being initiated.

Corporate and individual income tax

Residents of the Netherlands

If a holder is resident or deemed to be resident in the Netherlands for Netherlands tax purposes and is fully subject to Netherlands corporate income tax, or is only subject to Netherlands corporate income tax in respect of its enterprise to which the Ordinary Shares are attributable, income derived from the Ordinary Shares and gains realised upon the redemption or disposal of the Ordinary Shares are generally taxable in the Netherlands.

If an individual holder is resident or deemed to be resident in the Netherlands for Netherlands tax purposes (including the individual holder who has opted to be taxed as a resident of the Netherlands), income derived from the Ordinary Shares and gains realised upon the redemption or disposal of the Ordinary Shares are taxable at the progressive rates of the Netherlands Income Tax Act 2001, if:

(i) the holder has an enterprise, or an interest in an enterprise, to which the Ordinary Shares are attributable; or

(ii) such income or gains qualify as income from miscellaneous activities (*resultaat uit overige werkzaamheden*), which include the performance of activities with respect to the Ordinary Shares that exceed regular, active portfolio management (*normaal, actief vermogensbeheer*).

If neither condition (i) nor (ii) applies to the holder of the Ordinary Shares, taxable income with regard to the Ordinary Shares must be determined on the basis of a deemed return on income from savings and investments (sparen en beleggen), rather than on the basis of income actually received or gains actually realised. At present, this deemed return on income from savings and investments has been fixed at a rate of 4% of the average of the individual's yield basis (rendementsgrondslag) at the beginning of the calendar year and the individual's yield basis at the end of the calendar year, insofar as the average exceeds a certain threshold. The average of the individual's yield basis is determined as the fair market value of certain qualifying assets held by the holder of the Ordinary Shares, less the fair market value of certain qualifying liabilities on 1 January and 31 December, divided by two. The fair market value of the Ordinary Shares will be included as an asset in the individual's yield basis. The deemed return on income from savings and investments of 4% will be taxed at a rate of 30%.

Non-residents of the Netherlands

If a holder is not a resident nor deemed to be a resident of the Netherlands for Netherlands tax purposes (nor has opted to be taxed as a resident of the Netherlands), such holder shall not be taxed in respect of income derived from the Ordinary Shares and gains realised upon the redemption or disposal of the Ordinary Shares, unless:

(i) the holder has an enterprise, or an interest in an enterprise, that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which permanent establishment or permanent representative the Ordinary Shares are attributable; or

(ii) the holder is entitled to a share in the profits of an enterprise that is effectively managed in the Netherlands, other than by way of securities, and to which enterprise the Ordinary Shares are attributable; or

(iii) the holder is an individual and such income or gains qualify as income from miscellaneous activities in the Netherlands, which include the performance of activities in the Netherlands with respect to the Ordinary Shares that exceed regular, active portfolio management.

Gift and inheritance taxes

Residents of the Netherlands

Generally, gift and inheritance tax will be due in the Netherlands in respect of the acquisition of the Ordinary Shares by way of a gift by, or on the death of, a holder that is a resident or deemed to be a resident of the Netherlands for the purposes of Netherlands gift and inheritance tax, at the time of the gift or his or her death.

A holder of the Netherlands nationality is deemed to be a resident of the Netherlands for the purposes of Netherlands gift and inheritance tax if he or she has been resident in the Netherlands during the ten years preceding the gift or his or her death. A holder of any other nationality is deemed to be a resident of the Netherlands for the purposes of Netherlands gift and inheritance tax if he or she has been resident in the Netherlands at any time during the twelve months preceding the time of the gift. The same twelve-month rule may apply to entities that have transferred their seat of residence out of the Netherlands.

Non-residents of the Netherlands

No gift or inheritance taxes will arise in the Netherlands in respect of the acquisition of the Ordinary Shares by way of gift by, or as a result of the death of, a holder that is neither a resident nor deemed to be a resident of the Netherlands for the purposes of the Netherlands gift and inheritance tax, unless:

(i) such holder at the time of the gift has, or at the time of his or her death had, an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a

permanent establishment or a permanent representative in the Netherlands, and to which permanent establishment or permanent representative the Ordinary Shares are or were attributable; or

(ii) the Ordinary Shares are or were attributable to the assets of an enterprise that is effectively managed in the Netherlands and the donor is or the deceased was entitled, other than by way of securities or through an employment contract, to a share in the profits of that enterprise, at the time of the gift or at the time of his or her death; or

(iii) in the case of a gift of the Ordinary Shares by a holder who at the date of the gift was neither a resident nor deemed to be a resident of the Netherlands, such holder dies within 180 days after the date of the gift, and at the time of his or her death, such holder was a resident or deemed to be a resident of the Netherlands.

Value added tax

In general, no value added tax will arise in respect of payments in consideration for the issue of the Ordinary Shares, or in respect of a cash payment made in respect of the Ordinary Shares, or in respect of a transfer of Ordinary Shares.

Other taxes and duties

No registration tax, customs duty, transfer tax, stamp duty, capital tax or any other similar documentary tax or duty will be payable in the Netherlands by a holder in respect of or in connection with the subscription, issue, placement, allotment, delivery or transfer of the Ordinary Shares.

The Offering

Introduction

Shares in the offering

The offering consists of a public offering of €350 million new Ordinary Shares by the Company and up to €250 million existing Ordinary Shares by the Selling Shareholder. Eligible retail investors will benefit from preferential allocation subject to certain conditions as discussed below. All Shares will be offered as part of a single offering.

Over-Allotment Option

In addition, the Selling Shareholder has granted to the Underwriters the Over-Allotment Option, exercisable within 30 calendar days after the Listing Date, pursuant to which the Sole Global Coordinator, on behalf of the Underwriters, may require the Selling Shareholder to sell at the same offer price Additional Shares of up to €50 million to cover over-allotments, if any.

In connection with the offering, the Underwriters, through the Stabilisation Agent, may over-allot or effect transactions that stabilise or maintain the market price of the Shares at levels above those which might otherwise prevail in the open market. Such transactions, if commenced, may be effected on Euronext Amsterdam, in the over-the-counter market or otherwise. There is no assurance that such stabilisation will be undertaken and, if it is, it may commence as early as the Trading Date, may be discontinued at any time without prior notice and will end no later than 30 calendar days after the Trading Date.

The table below sets forth the maximum Shares offered in the offering, and the maximum Additional Shares which the Selling Shareholder may be required to sell in case of exercise of the Over-Allotment Option.

(in EUR million)	**Total maximum Shares** (no exercise of Over-Allotment Option)	**Total maximum Shares** (full exercise of Over-Allotment Option)
New Ordinary Shares	350	350
Existing Ordinary Shares	200	200
Additional Shares	none	50
Total	550	600

Institutional and retail offering

The offering consists of a public offering to institutional and retail investors in the Netherlands and an international offering to certain institutional investors.

Offer Price

The offer price will be determined on the basis of a bookbuilding process and on the basis of the quoted share price as well as the demand in the offering. The definitive offer price and the exact number of shares offered will be determined by the Company and the Selling Shareholder following recommendations from the Joint Bookrunners taking into account market conditions, a qualitative assessment of demand for the shares, the Company's share price development and any other factors deemed appropriate.

The offer price and the exact number of Shares offered will be determined after termination of the Subscription Period and will be announced in a press release and in an advertisement in the Daily Official List, and details thereof will be set out in a pricing statement which will be deposited with the AFM.

Timetable

Subject to acceleration or extension of the timetable for the offering, the timetable below sets forth certain expected key dates for the offering.

Event and date	
Start of Subscription Period qualified investors	13 June 2007
Start of Subscription Period for retail investors	14 June 2007
End of Subscription Period	21 June 2007
Announcement of offer price and number of Shares (publication of the pricing statement)	22 June 2007
Allotment Date	22 June 2007
Trading Date	22 June 2007
Listing Date	26 June 2007
Settlement Date	26 June 2007

Subscription

Subscription Period

Subject to acceleration or extension of the timetable for the offering, prospective investors may apply to subscribe for the Shares during the period commencing on 14 June 2007 at 09.00 hours Amsterdam time and ending on 21 June 2007 at 17.30 hours Amsterdam time. In the event of an acceleration or extension of the Subscription Period, pricing, allocation, listing and first trading and payment for and delivery of the Shares in the offering may be advanced or extended accordingly. If a significant new factor, material mistake or inaccuracy relating to the information included in this prospectus which is capable of affecting the assessment of the Shares arises or is noted prior to the end of the Subscription Period, a supplement to this prospectus will be published and investors who have already agreed to purchase Shares may withdraw their subscriptions within three business days following the publication of the supplement.

Acceleration or extension

Any acceleration of the timetable for the offering will be published in a press release at least three hours before the proposed termination of the accelerated Subscription Period. Any extension of the timetable for the offering will be published in a press release at least three hours before the end of the original Subscription Period, provided that such extension will be for a minimum of one full business day.

Over-subscription

In the event the offering is over-subscribed, investors may receive a smaller number of Shares than they applied to subscribe for. The Underwriters may, at their own discretion and without stating the grounds, reject any subscriptions wholly or partly.

Allocation

Allocations to investors that applied to subscribe for Shares will be made on systematic basis, and full discretion will be exercised as to whether or not and how to allocate the Shares applied for. As a result, certain investors may not be allocated Shares that they applied to subscribe for. Ultimately, the Company will determine the allocation of the Shares.

Notwithstanding the above, it is intended that eligible investors will benefit from preferential allocation (see "**Preferential Retail Allocation**"). On the Allotment Date, the Joint Bookrunners will communicate to the admitted institutions the aggregate number of Shares allotted to their clients, in conformity with market practice. On the same date, the Joint Bookrunners will communicate to the institutional investors the number of Shares allotted to them.

Preferential Retail Allocation

Introduction

There will be a preferential allocation of Shares to eligible retail investors in the Netherlands. Each eligible retail investor will be allocated the first two hundred Shares that such investor applies to subscribe for. The exact number of Shares allocated to retail investors will be determined after the end of the Subscription Period. Preferential allocation will only apply to the first two hundred Shares applied for per eligible retail investor, and full discretion is retained as to whether or not and how to allocate the remainder of the Shares applied for.

For the purpose of the Preferential Retail Allocation an eligible retail investor is either (i) a natural person resident in the Netherlands or (ii) a special investment vehicle having its seat in the Netherlands, which is a legal entity established for the express and sole purpose of providing asset management and/or retirement planning services for an individual natural person. To be eligible for preferential allocation, retail investors must further place their orders through a securities account in the Netherlands with SNS Bank, Rabobank or any other member of Euronext Amsterdam that is a member of the selling group.

Retail investors participating in the offering will be deemed to have checked whether and confirmed that they meet the selling and transfer restrictions as discussed in "**SELLING AND TRANSFER RESTRICTIONS**". If in doubt, retail investors should consult their professional advisors. An eligible retail investor may only place one order to benefit from preferential allocation. If the Company or the Joint Bookrunners determine, or have reason to believe, that a single investor has submitted multiple applications through one or more members of Euronext Amsterdam, they may disregard such applications.

Apart from the Preferential Retail Allocation, full flexibility is retained with respect to allocation. All Shares will be offered as part of a single offering. There is no separate tranche for retail investors.

The exact number of Shares allocated to retail investors will be determined after the end of the Subscription Period.

Retail application

The period during which applications to subscribe for Shares may be received from retail investors will commence on 14 June 2007 at 09.00 hours Amsterdam time and end on 21 June 2007 at 17.30 hours Amsterdam time, subject to acceleration or extension.

Eligible retail investors wishing to purchase Shares may submit a share application, free of charge, through the regular channels of SNS Bank, Rabobank or any other member of Euronext Amsterdam which has agreed to the conditions set by the Joint Bookrunners applicable to the acceptance of share applications Investors should inquire about the costs that such financial intermediaries may charge and will be solely responsible for any such costs.

Share applications must be received before 17.30 hours Amsterdam time on the last day of the Subscription Period (currently expected to be 21 June 2007), subject to acceleration. In the event of an acceleration of the Subscription Period, the pricing, allocation, listing and payment for and delivery of the Shares in the offering may be advanced accordingly. If the Company or the Joint Bookrunners determine, or have reason to believe, that a single investor has submitted multiple applications through one or more members of Euronext Amsterdam, they may disregard such applications.

Retail price

Retail investors can only subscribe on a *bestens* basis. This means that retail investors will be bound to purchase and pay for the Shares indicated in their share application, to the extent allocated to them, at the offer price, even if the offer price is above the latest available closing price of SNS REAAL. Retail investors are entitled to cancel or amend their application, at the financial intermediary where their original application was submitted, at any time prior to the end of the Subscription Period.

Other

Payment

Payment for the Shares, and payment for Additional Shares which may be part of the Over-Allotment Option if this has been exercised prior to the Settlement Date, will take place on the Settlement Date. The offer price of the allocated Shares must be paid in full in euro. It is exclusive of any taxes and expenses, if any, which must be borne by the investor. The offer price of the

Shares must be paid by investors in cash upon remittance of their share application or, alternatively, by authorising their financial intermediary to debit their bank account with such amount for value on or about 26 June 2007 (or earlier in the case of an early closing of the Subscription Period and consequent acceleration of pricing, allocation, first trading and payment and delivery).

Delivery, clearing and settlement

The Shares will be registered shares which are entered into the collection deposit (*verzameldepot*) and giro deposit (*girodepot*) on the basis of the Securities Giro Act (*Wet Giraal Effectenverkeer*). Application has been made for the Shares to be accepted for delivery through the book-entry facilities of Euroclear Nederland. Delivery of the Shares is expected to take place on or about 26 June 2007 through the book-entry facilities of Euroclear Nederland, in accordance with its normal settlement procedures applicable to equity securities and against payment for the Shares in immediately available funds.

Subject to acceleration or extension of the timetable for the offering, the Settlement Date, on which the closing of the offering is scheduled to take place, is expected to occur on or about 26 June 2007. The closing of the offering may not take place on the Settlement Date or at all if certain conditions or events referred to in the Underwriting Agreement (see "**SUBSCRIPTION AND SALE**") are not satisfied or waived or occur on or prior to such date. Such conditions include the receipt of officers' certificates and legal opinions and such events include the suspension of trading on Euronext Amsterdam or a material adverse change in the Company's financial condition or business affairs or in the financial markets.

There are certain restrictions on the transfer of the Company's Ordinary Shares, as detailed in "**SELLING AND TRANSFER RESTRICTIONS**".

Listing and trading

Application has been made to list all the new Ordinary Shares on Eurolist by Euronext under the existing symbol "SR". Subject to acceleration or extension of the timetable for the offering, trading in the new Ordinary Shares on Eurolist by Euronext is expected to commence on or about 22 June 2007. Admission to listing of the new Ordinary Shares is expected to occur on 26 June 2007. If closing of the offering does not take place on the Settlement Date or at all, the offering will be withdrawn, all subscriptions for the Shares will be disregarded, any allotments made will be deemed not to have been made, any subscription payments made will be returned without interest or other compensation. Euronext Amsterdam is not responsible or liable for any damage to any person as a result of such withdrawals.

Lock-up

The Company and the Selling Shareholder have agreed with the Underwriters not to, among other things, issue, offer, pledge, sell, contract to sell, grant any option to purchase or otherwise dispose of, any Shares (or any securities convertible into or exchangeable for Shares or which carry rights to subscribe or purchase Shares) or enter into a transaction (including a derivative transaction) having an effect on the market in the Shares or publicly announce any intention to do any of such things, during the period commencing on the date of the Underwriting Agreement and ending, in case of the Company, 180 days, and in case of the Selling Shareholder, 360 days after the Settlement Date, without the prior written consent of the Joint Bookrunners, in accordance with or pursuant to the Underwriting Agreement.

Ranking

The rights of holders of new Ordinary Shares, existing Ordinary Shares and Additional Shares will rank *pari passu* with each other and with all other Ordinary Shares with respect to voting rights and distributions. Each Share entitles the holder thereof to cast one vote at the General Meeting. See "**DESCRIPTION OF SHARE CAPITAL AND CORPORATE STRUCTURE**".

Roles

Sole Global Coordinator

Lehman Brothers is acting as Sole Global Coordinator in connection with the offering.

Joint Bookrunners

Lehman Brothers and Rabo Securities are acting as Joint Bookrunners in connection with the offering.

Co-Lead Manager

SNS Securities is acting as Co-Lead Manager in connection with the offering.

Joint Listing Agents

Lehman Brothers and Rabo Securities are the Joint Listing Agents for the listing of the new Ordinary Shares on Eurolist by Euronext. The address of Rabo Securities is Rembrandt Tower, Amstelplein 1, 1096 HA Amsterdam, the Netherlands.

Stabilisation Agent

Lehman Brothers is the Stabilisation Agent with respect to the Ordinary Shares on Eurolist by Euronext.

Paying Agent

ABN AMRO Bank N.V. is the Paying Agent with respect to the new Ordinary Shares on Eurolist by Euronext. The address of ABN AMRO Bank N.V. is Kemelstede 2, 4817 ST Breda, the Netherlands.

Subscription and Sale

The Company is offering €350 million new Ordinary Shares and the Selling Shareholder is offering up to €250 million existing Ordinary Shares. The offering consists of a public offering to institutional investors and retail investors in the Netherlands, and an international offering to certain institutional investors. As part of the offering, there will be a preferential allocation to eligible retail investors.

Lehman Brothers is Sole Global Coordinator and, together with Rabo Securities, Joint Bookrunner. The Joint Bookrunners are the representatives of the Underwriters. The commission to be paid by the Company and the Selling Shareholder to the Underwriters amounts to €11 million assuming that the Over-Allotment Option is not exercised and assuming the maximum number of Shares is included in the offering. Expenses and commissions will be born by the Company and the Selling Shareholder in proportion to the proceeds received from the offering.

Subject to certain conditions set forth in the Underwriting Agreement, which will be signed before publication of the pricing statement, the Company and the Selling Shareholder agree to issue and sell Ordinary Shares and the Underwriters severally agree to procure subscribers and purchasers for the Shares. In the event that subscribers or purchasers procured by the Underwriters fail to pay for those Shares, the Underwriters severally agree to subscribe for and purchase from the Company and the Selling Shareholder, and pay for, the percentage of Shares subscribed for or purchased but not paid for listed opposite the names of the Underwriters below.

Underwriter	Percentage of Shares
Lehman Brothers	60%
Rabo Securities	35%
SNS Securities	5%

Default

If an Underwriter defaults, the Underwriting Agreement provides that in certain circumstances, the purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

Representations and warranties

The Underwriting Agreement provides for certain representations and warranties from the Company concerning this prospectus, the Acquisition, the business of SNS REAAL and the offering of the Shares, and certain representations and warranties from the Selling Shareholder concerning the information in this prospectus relating to it and the offering of the Shares.

Termination Underwriting Agreement

The Underwriting Agreement provides that, upon the occurrence of certain events, such as the suspension of trading on Euronext Amsterdam or a material adverse change in the Company's financial condition or business affairs or in the financial markets, and on certain other conditions, the Underwriting Agreement will be terminated, provided that the Underwriters, upon the decision of the Joint Bookrunners, have the right to waive the satisfaction of any such conditions or part thereof. In the event of termination, the offering will be withdrawn, all subscriptions for the Shares will be disregarded, any allotments made will be deemed not to have been made, any subscription payments made will be returned without interest or other compensation and Euronext Amsterdam may cancel transactions that have occurred.

Addresses Underwriters

The addresses of the Underwriters are:

- Lehman Brothers: 25 Bank Street, E14 5LE London, United Kingdom;
- Rabo Securities: Rembrandt Tower, Amstelplein 1, 1096 HA Amsterdam, the Netherlands; and
- SNS Securities: Nieuwezijds Voorburgwal 162-170, 1012 SJ Amsterdam, the Netherlands.

Stabilisation and short positions

In connection with the offering, the Underwriters, through the Stabilisation Agent, may over-allot or effect transactions that stabilise or maintain the market price of the Shares at levels above those which might otherwise prevail in the open market. Such transactions, if commenced, may be effected on Euronext Amsterdam, in the over-the-counter market or otherwise. There is no assurance that such stabilisation will be undertaken and, if it is, it may commence as early as the Trading Date, may be discontinued at any time without prior notice and will end no later than 30 calendar days after the Trading Date.

If the Underwriters through the Stabilisation Agent create a short position in the Shares in connection with the offering, for example if they sell more Shares than the Company and the Selling Shareholder offer pursuant to this prospectus, they may reduce that short position by purchasing Shares in the open market. The Underwriters through the Stabilisation Agent may also elect to reduce any short position by exercising all or part of the Over-Allotment Option. In addition, the Underwriters may impose a penalty bid. This occurs when a particular Underwriter repays to the Joint Bookrunners a portion of the underwriting commission received by it because the Joint Bookrunners have repurchased Shares sold by or for the account of such Underwriter in stabilising or short covering transactions.

Purchases of Shares to stabilise the trading price or to reduce a short position may cause the price of the Shares to be higher than it might be in the absence of such purchases.

None of the Company, the Selling Shareholder or any of the Underwriters makes any representation or prediction as to the direction or the magnitude of any effect that the transactions described above may have on the price of the Shares. In addition, none of the Company, the Selling Shareholder or any of the Underwriters makes any representation that the Stabilisation Agent will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Relationships and transactions with directly interested parties

Some of the Underwriters and their respective affiliates have from time to time engaged in, and may in the future engage in, commercial banking, investment banking and financial advisory transactions and services in the ordinary course of their business with the Company or any parties related to the Company. With respect to certain of these transactions and services, the sharing of information is generally restricted for reasons of confidentiality, internal procedures or applicable rules and regulations (including those issued by the AFM). The Underwriters have received and will receive customary fees and commissions for these transactions and services and may come to have interests that may not be aligned or could potentially conflict with an investor's and/or the Company's interests.

Selling restrictions

The Underwriters have agreed to restrictions on where and to whom they and any dealer purchasing from them may offer and sell Shares as part of the distribution of the Shares.

No public offering outside the Netherlands

No action has been or will be taken in any jurisdiction other than the Netherlands that would permit a public offering of the Shares, or the possession, circulation or distribution of this prospectus or any other material relating to the Company or the Shares in any jurisdiction where action for that purpose is required. Accordingly, the Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Non-Dutch stamp taxes

Purchasers of the Shares may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offer price.

Selling and Transfer Restrictions

Notice to investors

The offer of Shares to persons resident in, or who are citizens of, a particular jurisdiction may be affected by the laws of that jurisdiction. Investors should consult their professional advisers as to whether the investor requires any governmental or other consents or needs to observe any other formalities to enable the investor to purchase the Shares.

Neither the Company, the Selling Shareholder, or the Underwriters are taking any action to permit a public offering of the Shares in any jurisdiction outside the Netherlands. Receipt of this prospectus will not constitute an offer in those jurisdictions in which it would be illegal to make an offer and, in those circumstances, this prospectus will be sent for information purposes only and should not be copied or redistributed. Except as otherwise disclosed in this prospectus, if the investor receives a copy of this prospectus, the investor may not treat this prospectus as constituting an invitation or offer to the investor of the Shares being offered in the offering, unless, in the relevant jurisdiction, such an offer could lawfully be made to the investor, or the Shares could lawfully be dealt in without contravention of any unfulfilled registration or other legal requirements. Accordingly, if the investor receives a copy of this prospectus or any other offering materials or advertisements the investor should not distribute or send the same, to any person, in or into any jurisdiction where to do so would or might contravene local securities laws or regulations. If the investor forwards this prospectus or any other offering materials or advertisements into any such territories (whether under a contractual or legal obligation or otherwise) the investor should draw the recipient's attention to the contents of this section.

Subject to the specific restrictions described below, investors (including, without limitation, any investor's nominees and trustees) wishing to subscribe for the Shares being offered in the offering, must satisfy themselves as to full observance of the applicable laws of any relevant territory including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territories.

The information set out in this section is intended as a general guideline only. Investors that are in any doubt as to whether they are eligible to subscribe for the Shares being offered in the offering, should consult their professional adviser without delay.

For investors outside the United States of America

Each investor of the Shares will be deemed to have represented and agreed as follows (terms used in this paragraph that are defined in Regulation S are used herein as defined therein):

(i) the investor, and the person, if any, for whose account it is acquiring such Shares (a) is outside the United States and (b) is acquiring the Shares in an offshore transaction meeting the requirements of Regulation S;

(ii) the investor is aware that the Shares have not been and will not be registered under the Securities Act and are being distributed and offered outside the United States in reliance on the exemption from registration provided by Regulation S; and

(iii) the Shares may not be offered, sold, pledged or otherwise transferred in the United States or to or for the account of a U.S. person (as defined in Regulation S) except in accordance with Rule 903 or 904 of Regulation S or otherwise pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in accordance with any applicable securities laws of any state or other jurisdiction of the United States; and

(iv) the investor acknowledges that the Company, the Selling Shareholder, the Underwriters and others will rely upon the truth and accuracy of the foregoing representations and agreements and hereby consents to such reliance. Any certificate representing the Shares or any depositary receipts representing the right to receive deposited Shares shall bear a legend setting forth the foregoing transfer restrictions.

For investors in the United States of America

Terms used in this paragraph that are defined in Regulation S are used herein as defined therein.

The Shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction in the United States.

Accordingly, the Shares may not be offered, sold, pledged or otherwise transferred in the United States or to or for the account of a U.S. person (as defined in regulation S) except in accordance with Rule 903 or 904 of Regulation S or otherwise pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in accordance with any applicable securities laws of any state or other jurisdiction of the United States.

For investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a **Relevant Member State**), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the **Relevant Implementation Date**) it has not made and will not make an offer of Shares to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of the Shares to the public in that Relevant Member State:

(i) in the period beginning on the date of publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant Member State in accordance with the Prospectus Directive or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(ii) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(iii) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) total balance sheet assets of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(iv) at any time in any other circumstances which do not require the publication by the Company of a prospectus pursuant to articles 3 or 4 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of Shares to the public" in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive includes any relevant implementing measure in each Relevant Member State.

For investors in the United Kingdom

Neither this prospectus nor any other offering material has been submitted to the clearance procedures of the Financial Services Authority in the United Kingdom. The Shares have not been offered or sold and, prior to the expiry of a period of six months from the sale of the Shares, will not be offered or sold to persons in the United Kingdom except to "qualified investors" as defined in section 86 of the Financial Services and Markets Act 2000 (**FSMA**).

Each Underwriter represents, warrants and agrees that:

(i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business;

(ii) it has not offered or sold and will not offer or sell the Shares other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses;

(iii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received by it in connection with the issue or sale of the Shares in circumstances in which section 21(1) of the FSMA does not apply to the Company or in respect of which an exemption (as set out in the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005) applies; and

(iv) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom.

For investors in Belgium

The Shares may not be offered publicly, directly or indirectly, in Belgium at the time of the offering. The offering has not been notified to, and the offering documents (including this prospectus) have not been approved by, the Belgian Banking and Finance Commission. The Shares may be sold in Belgium only to professional investors as defined in article 3 of the Royal Decree of 7 July 1999 on the public nature of financial transactions acting for their own account, and this prospectus may not be delivered or passed on to any other investors.

For investors in France

Neither this prospectus nor any other offering material relating to the Shares has been submitted to the clearance procedures of the *Autorité des marchés financiers* in France. The Shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the Shares has been or will be (i) released, issued, distributed or caused to be released, issued or distributed to the public in France or (ii) used in connection with any offer for subscription or sale of the Shares to the public in France. Such offers, sales and distributions will be made in France only to qualified investors (*investisseurs qualifiés*) and/or to a restricted circle of investors (*cercle restreint d'investisseurs*), in each case investing for their own account, all as defined in and in accordance with article L.411-2 of the French Code *monétaire et financier* and French Decree No. 98-880 dated 1 October 1998. Such Shares may be resold only in compliance with articles L.411-1, L.411-2 and L.412-1 of the French Code *monétaire et financier*. Investors in France and persons who come into possession of offering materials are required to inform themselves about and observe any such restrictions.

For investors in Germany

This prospectus may not be distributed, and the Shares may not be offered or sold, in the Federal Republic of Germany other than to persons who are qualified investors as defined in Section 2 no. 6 of the WpPG, or to less than 100 non-qualified investors. Nothing in this prospectus should be construed as investment advice to persons other than such permitted recipients or as otherwise constituting a public offering within the meaning of the WpPG or any other laws applicable in the Federal Republic of Germany.

For investors in Italy

The offering has not been cleared by Consob pursuant to Italian securities legislation and, accordingly, the Underwriters will not offer, sell, or deliver any Shares or distribute copies of this prospectus or of any other document relating to the Shares in the Republic of Italy, except to professional investors, as defined in article 31, second paragraph, of Consob Regulation n. 11522 of 1 July 1998, as amended, and provided that such professional investors will act in their capacity and not as depositaries or nominees for other shareholders.

For investors in Luxembourg

Each Underwriter has represented, warranted and agreed that no public offerings or sales of the Shares or any distribution of this prospectus or any other offering material relating to the Shares will be made to the public in or from Luxembourg, except for the Shares in respect of which the requirements of Luxembourg law concerning a public offering of securities in Luxembourg have been fulfilled.

For investors in Norway

The offering is, with respect to Norway, directed solely to registered professional investors according to the Norwegian Securities Trading Act Section 5-2, 1. Subscriptions by any other Norwegian person or body corporate will be rejected.

For investors in Spain

The offering has not been registered with the *Comisión Nacional del Mercado de Valores* in Spain. Accordingly, no Shares will be offered or sold in Spain nor may this prospectus or any other offer material be distributed or targeted at Spanish resident investors save in compliance and in accordance with the requirements of the Spanish Securities Market Law 24/1998. Royal Decree 291/1992 on Issues and Public Offers of Securities, both as amended, and any regulation issued thereunder.

For investors in Sweden

This prospectus is not a prospectus and has not been prepared in accordance with the prospectus requirements provided for in the Swedish Financial Instruments Trading Act (*lagen (1991:980) om handel med finansiella instrument*) nor any other Swedish enactment. Neither the Swedish Financial Supervisory Authority nor any other Swedish public body has examined, approved or registered this document.

For investors in Switzerland

The offering is not an offering in Switzerland and no Shares will be offered or sold in Switzerland. This prospectus may not be distributed to more than 20 persons in Switzerland.

For investors in Hong Kong

Each of the Underwriters has represented and agreed that:

(a) it has not offered or sold, and will not offer or sell, in Hong Kong, by means of any document, any Shares other than (i) to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent), or (ii) in other circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) (**CO**), or (iii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) (**SFO**) and any rules made under the SFO, or (iv) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32); and

(b) it has not issued, or had in its possession for the purpose of issue, and will not issue, or have in its possession for the purpose of issue (in each case whether in Hong Kong or elsewhere), any advertisement, invitation or document relating to the Shares which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the SFO and any rules made under the SFO.

For investors in Japan

The Shares have not been and will not be registered under the Securities and Exchange Law of Japan (Law No. 25 of 1948, as amended), and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (which term as used herein includes any corporation or other entity organised under the laws of Japan), or to others for offering or sale, directly or indirectly, in Japan or to, or for the account of, any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of the laws of Japan.

For investors in Australia

This prospectus has not been, and will not be, lodged with the Australian Securities and Investments Commission as a disclosure document for the purposes of the Corporations Act 2001.

Any Shares issued upon acceptance of the offering may not be offered for sale (or transferred, assigned or otherwise alienated) to investors in Australia for at least 12 months after their issue, except in circumstances where disclosure to investors is not required under Chapter 6D of the Corporations Act 2001 or unless a disclosure document that complies with the Act is lodged with the Australian Securities and Investments Commission.

For investors in Canada

This communication does not constitute an offer to sell or issue or the solicitation of an offer to buy or subscribe for the Shares and is not for distribution into Canada. The Shares have not been and will not be qualified by a prospectus for sale to the public under applicable Canadian securities laws and, subject to certain exceptions, may not be, directly or indirectly offered or sold within Canada or to, or on behalf of, any national, resident or citizen, including any corporation or other entity, of Canada. Any failure to comply with these restrictions may constitute a violation of the Canadian securities laws.

General Information

Eurolist by Euronext

The relevant regulator in the Netherlands is the AFM. The AFM is the competent authority for approving prospectuses published for admission of securities to trading on Eurolist by Euronext and/or for public offering of securities, as well as the publication of inside information by listed companies. The surveillance unit of Euronext Amsterdam also monitors and supervises all trading operations.

Corporate resolutions

The issue of the Shares will take place on the Settlement Date pursuant to the following resolutions: (i) a resolution of the General Meeting adopted on 9 May 2007 to delegate to the Executive Board the authority to resolve to issue Ordinary Shares and exclude or limit pre-emption rights; (ii) one resolution of the Executive Board expected to be adopted before publication of the pricing statement and (iii) one resolution of the Supervisory Board adopted on the same day.

Significant change in SNS REAAL's financial or trading position

No significant change in the financial or trading position of SNS REAAL has occurred since 31 December 2006.

Incorporation by reference

The annual report of SNS REAAL for the year ended 31 December 2004, which includes the annual accounts for that year and the audit report, is incorporated by reference in this prospectus.

The contents of the Company's website do not form part of this prospectus.

Availability of documents

Copies, in Dutch and in English, of the consolidated audited annual financial statements of SNS REAAL for the years ended 31 December 2006, 31 December 2005 and 31 December 2004, the Articles of Association, the articles of association of the Selling Shareholder, SNS REAAL Sustainability Report 2006 and the European Embedded Value Report 2006 are available free of charge at the Company's head office at Croeselaan 1, 3521 BJ Utrecht, the Netherlands during normal business hours and from the Company's website www.snsreaal.nl, from the Publication Date until at least the date of delivery of the Shares, which is expected to be 26 June 2007.

Independent auditors

KPMG, independent auditors, have audited, and rendered unqualified audit reports on, the Company's financial statements for each of the financial years ended 31 December 2006, 2005 and 2004. The address of KPMG is Burgemeester Rijnderslaan 10-20, 1158 MC Amstelveen, the Netherlands. Each audit partner of KPMG is a member of the Royal Dutch Institute of Chartered Accountants (*Koninklijk Nederlands Instituut voor Registeraccountants*).

The Company confirms that the information in KPMG's report in **"FINANCIAL INFORMATION"** has been accurately reproduced and that as far as it is aware and able to ascertain from information published by that party, no facts have been omitted which would render KPMG's report inaccurate or misleading.

Definitions

Acquisition	the acquisition by the Company of all issued shares in the capital of AXA NL, Winterthur NL and DBV NL pursuant to a binding memorandum of understanding between the Company and AXA S.A. dated 3 June 2007
Additional Shares	Additional existing Ordinary Shares held by the Selling Shareholder which it may be required to sell pursuant to the Over-Allotment Option of up to €50 million
AFM	Netherlands Authority for the Financial Markets (*Stichting Autoriteit Financiële Markten*)
Articles of Association	Articles of association of the Company
ASN Bank	Algemene Spaarbank voor Nederland ASN N.V.
ATM	Automatic teller machine
AUM	Assets Under Management
AXA NL	AXA Nederland B.V.
AXA NL Combined	AXA NL, Winterthur NL and DBV NL
Basel Committee	The Basel Committee on Banking Supervision of the Bank for International Settlements
Basel I	Risk-based capital measurement guidelines endorsed by the Basel Committee on 15 July 1988
Basel II	New capital adequacy guidelines adopted by the Basel Committee on 26 June 2004
BIS ratio	Solvency ratio of banks, calculated according to the guidelines of the Bank of International Settlements
BLG Hypotheekbank	BLG Hypotheekbank N.V.
Board	The executive board of SNS Bank, the executive board of REAAL Verzekeringen, or the executive board of SNS REAAL Invest, as the context requires
Bouwfonds Property Finance	Bouwfonds Property Finance B.V.
CBS	Statistics Netherlands (*Centraal Bureau voor de Statistiek*)
Central Works Council	Central works council (*centrale ondernemingsraad*) of SNS REAAL
CEO	Chief executive officer
CFO	Chief financial officer
Code	The Dutch corporate governance code issued on 9 December 2003
Co-Lead Manager	SNS Securities
Company	SNS REAAL N.V. with or without its subsidiaries, depending on the context
Core Capital ratio	Tier 1 capital (without debt Tier 1 capital) divided by the risk weighted assets
CVB Bank	CVB Bank N.V.
Daily Official List	The *Officiële Prijscourant* of Euronext Amsterdam
DBV NL	DBV Holding N.V.
DNB	The Dutch Central Bank (*De Nederlandsche Bank*)

Double leverage	The ratio between the net asset value of the equity participations in the Company's direct subsidiaries divided by its shareholders' equity
EEV	European embedded value
Efficiency ratio	In respect of SNS Bank, operating expenses as a percentage of total income
Enterprise Chamber	Enterprise Chamber of the Amsterdam Court of Appeal (*Ondernemingskamer van het Gerechtshof te Amsterdam*)
EU	European Union
€, EUR or euro	The currency of the European Monetary Union
Euroclear	Euroclear Bank S.A./N.V. as operator of the Euroclear System
Euroclear Nederland	Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V.
Euronext Amsterdam	Euronext Amsterdam N.V.
Executive Board	The executive board (*Raad van Bestuur*) of the Company
Selling Shareholder	Stichting Beheer SNS REAAL
WFT	Dutch Financial Supervision Act (*Wet op het financieel toezicht*)
FSMA	The United Kingdom Financial Services and Markets Act 2000
FTE	Full time equivalent
FTK	Financial Assessment Framework (*Financieel Toetsingskader*)
GDP	Gross domestic product
General Meeting	General meeting of shareholders of the Company
GWP	Gross written premium
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFA	Independent financial advisor
IFRS	International Financial Reporting Standards
Joint Bookrunners	Lehman Brothers and Rabo Securities
KPMG	KPMG Accountants N.V.
Large Company Regime	Large company regime (*structuurregime*) set out in article 2:152 to 2:162 and 2:164 inclusive of the Dutch Civil Code
Lehman Brothers	Lehman Brothers International (Europe)
LtFV	Loan-to-Foreclosure Value
LTIP	long-term incentive plan for the members of the Executive Board and the key corporate officers referred to in "**Other key corporate officers**", who are not members of the Executive Board
NHG	National Mortgage Guarantee (*Nationale Hypotheek Garantie*)
Nieuwe Hollandse Lloyd	Nieuwe Hollandse Lloyd Verzekeringsgroep N.V.
operational cost/premium ratio	In respect of REAAL Verzekeringen, gross operating expenses, excluding commission and acquisition costs, less commission income, divided by premium income in which 10% of single premiums are taken into account and 100% of regular premiums

Ordinary Shares	Ordinary shares in the share capital of the Company, each with a nominal value of €1.63
Over-Allotment Option	An option granted to the Underwriters, exercisable within 30 calendar days after the Listing Date, pursuant to which the Stabilisation Agent, on behalf of the Underwriters, may require the Selling Shareholder to sell at the same offer price the Additional Shares up to €50 million, to cover over-allotments, if any,
Paying Agent	ABN AMRO Bank N.V.
Prospectus Directive	Directive 2003/71/EC
Proteq	Proteq levensverzekeringen N.V. and Proteq schadeverzekeringen N.V.
Publication Date	June 2007, the date on which this prospectus is published
Rabobank	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
Rabo Securities	The equity investment bank of Rabobank
REAAL Verzekeringen	REAAL Verzekeringen N.V., REAAL Verzekeringen N.V. and its subsidiaries and/or SNS REAAL's insurance operations as applicable
Regulation S	Regulation S under the Securities Act
Relevant Implementation Date	The date on which the Prospectus Directive is implemented in that Relevant Member State
Relevant Member State	Each Member State of the European Economic Area which has implemented the Prospectus Directive
Preferential Retail Allocation	Preferential allocation of Shares to eligible retail investors in the Netherlands
ROE	Return on shareholders' equity after tax
SCB	Service Centre Payment Services
SCI	Service Centre Insurance
SCM	Service Centre Mortgages
SCS	Service Centre Securities
Securities Act	United States Securities Act of 1933, as amended
Settlement Date	The date on which the closing of the offering is scheduled to take place, which is expected to occur on or about 26 June 2007
SFO	Securities and Futures Ordinance (Cap. 571) of Hong Kong
Shares	The new Ordinary Shares together with the existing Ordinary Shares offered in the offering by the Company and the Selling Shareholder respectively
SME	Small and medium sized enterprise
SNS Bank	SNS Bank N.V., SNS Bank N.V. and its subsidiaries and/or SNS REAAL's banking operations, as applicable
SNS Property Finance	SNS Property Finance B.V.
SNS REAAL	The Company with or without its subsidiaries, depending on the context
SNS REAAL pension fund	SNS REAAL's pension fund which was financially separated from SNS REAAL in 2005
SNS Securities	SNS Securities N.V.
STP	Straight through processing

Supervisory Board	The supervisory board (*Raad van Commissarissen*) of the Company
Tier 1 capital	The core solvency capital calculated according to the guidelines of the Bank of International Settlements. Tier 1 capital is the sum of core capital elements, including capital stock, surplus, undivided profits, qualifying non-cumulative perpetual preferred stock and, in the case of consolidated accounts also, minority interest in the equity accounts of subsidiaries which are less than wholly-owned, less goodwill and other intangible assets.
Tier 1 ratio	Tier 1 capital (including debt Tier 1 capital) divided by the risk weighted assets
Trading Date	The date on which trading in the Shares on Euronext Amsterdam commences, which, subject to acceleration or extension of the timetable for the offering, is expected to be on or about 22 June 2007
Underwriters	Joint Bookrunners and Co-Lead Manager
Underwriting Agreement	The underwriting agreement to be entered into between the Company, the Selling Shareholder and the Underwriters after bookbuilding and before publication of the pricing statement
VOBA	value of business acquired
WIA	Act on Employment and Income according to Capacity to Work (*Wet Werk en Inkomen naar Arbeidsvermogen*)
Winterthur NL	Winterthur Verzekeringen Holding B.V.
Zurich	Zürich Versicherungs-Gesellschaft together with Zürich Lebensversicherungs-Gesellschaft
Zurich portfolios	The Dutch life insurance portfolio and part of the Dutch non-life insurance portfolio of Zürich Versicherungs-Gesellschaft and Zürich Lebensversicherungs-Gesellschaft as acquired by SNS REAAL

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Financial Information

Index to financial information

Page

The annual report of SNS REAAL for the year ended 31 December 2004, which includes the annual accounts for that year and the audit report, is incorporated by reference in this prospectus.

Consolidated balance sheet

Before profit appropriation and in € millions	31-12-2005	31-12-2004
Assets		
Goodwill and other intangible assets 1	559	369
Tangible fixed assets 2	302	300
Associated companies 3	126	51
Investment property 4	129	125
Investments 5	9,211	8,233
Investments for insurance products on behalf of policyholders 6	3,426	2,798
Derivatives 7	1,174	103
Deferred tax receivables 8	132	167
Reinsurance contracts 18	365	269
Mortgage loans to customers 9	43,544	39,924
Other loans and advances to customers 10	2,599	2,627
Loans and advances to credit institutions 11	4,949	3,421
Other tax receivables 12	192	38
Other assets 13	304	473
Cash and cash equivalents 14	1,076	1,074
Total assets	**68,088**	**59,972**
Liabilities and equity		
Share capital	340	340
Other reserves	1,865	1,252
Retained profit	323	288
Shareholders' equity 15	2,528	1,880
Participation certificates and subordinated debts 16	1,616	1,443
Debt certificates 17	25,654	23,464
Technical provisions, insurance operations 18	12,658	11,330
Provision for employee benefits 19	76	187
Other provisions 20	44	50
Derivatives 7	976	42
Deferred tax liabilities 8	324	82
Savings 21	12,333	10,973
Other amounts due to customers 22	7,078	6,346
Amounts due to credit institutions 23	3,419	2,442
Other tax liabilities 24	23	19
Other liabilities 25	1,359	1,714
Total liabilities and equity	**68,088**	**59,972**

The numbers mentioned with the balance sheet items refer to the notes starting on page 144.

Consolidated income statement

In € millions	2005	2004
Income		
Interest income, banking operations 26	622	593
Regular premium Life	838	761
Single premium life	584	593
Non-life premiums	323	296
Net premium income 27	1,745	1,650
Net commission and management fees 28	129	115
Investment income 29	549	640
Investment income on behalf of policyholders 30	394	126
Result on derivatives and other financial instruments 31	31	(7)
Other operating income 32	1	13
Total income	**3,471**	**3,130**
Expenses		
Technical expenses on insurance contracts 33	1,313	1,406
Technical expenses on insurance contracts on behalf of policyholders 34	782	431
Acquisition costs for insurance operations 35	167	122
Value adjustments on financial instruments and other assets 36	60	71
Staff costs 37	443	451
Depreciation on tangible fixed assets and amortisation of intangible assets 2	38	42
Other operating expenses 38	201	218
Other interest charges 39	60	75
Total expenses	**3,064**	**2,816**
Share in the result of associated companies 40	9	44
Operating profit before taxation	416	358
Taxes 41	93	70
Net profit	**323**	**288**
Earnings per share 42	1.55	1.38

The numbers mentioned with the income statement items refer to the notes starting on page 163.

Consolidated statement of changes in shareholders' equity

In € millions	Issued share capital	Share premium	Revaluation reserve	Cash flow hedge reserve	Fair value reserve	Profit sharing reserve	Other reserves	Retained earnings	Total equity
Balance on 1 January 2004	340	15	36	--	--	--	1,198	--	1,589
Other unrealised revaluations	--	--	1	--	--	--	--	--	1
Revaluation transfer in connection with realisation of revaluations	--	--	(3)	--	--	--	3	--	--
Net profit 2004	--	--	--	--	--	--	--	288	288
Other changes	--	--	5	--	--	--	(3)	--	2
Balance on 31 December 2004	**340**	**15**	**39**	**--**	**--**	**--**	**1,198**	**288**	**1,880**
Change in accounting principles to IAS 32 and 39 and IFRS 4	--	--	--	52	113	49	(55)	--	159
Transfer of 2004 net profit	--	--	--	--	--	--	288	(288)	--
Unrealised revaluations from cash flow hedges	--	--	--	71	--	--	--	--	71
Deferred interest income from cash flow hedges	--	--	--	12	--	--	--	--	12
Other unrealised revaluations	--	--	3	--	123	--	--	--	126
Revaluation transfer in connection with realisation of revaluations	--	--	(1)	--	--	--	1	--	--
Realisation of revaluations via the income statement	--	--	--	--	(43)	--	--	--	(43)
Change in Profit sharing reserve	--	--	--	--	9	(11)	2	--	--
Net profit 2005	--	--	--	--	--	--	--	323	323
Other changes	--	--	(3)	--	1	--	2	--	--
Balance on 31 December 2005	**340**	**15**	**38**	**135**	**203**	**38**	**1,436**	**323**	**2,528**

For further information, please refer to the separate statement of changes in shareholders' equity in the notes to the Company balance sheet of SNS REAAL (page 180).

The revaluation reserve concerns tangible fixed assets.

The cash flow hedging reserve comprises the effective portion of the accumulated net change in the fair value of cash flow hedging instruments for hedged transactions that have not yet taken place.

The fair value reserve comprises the accumulated net change in the fair value of investments available for sale.

The profit-sharing reserve is maintained for insurance contracts with profit-sharing rights and is not at the free disposal of the shareholders. Holders of these insurance contracts receive a payment that is partly dependent upon the realised result of the insurer. The management of the insurance company determines the amount and the time at which the profit-sharing payment is made to the holders of the insurance contracts. The profit-sharing reserve only relates to realised and unrealised revaluations of fixed-income securities.

Consolidated cash flow statement

In € millions	2005	2004
Cash flow from operating activities		
Profit for the financial year	323	288
Adjustments for:		
Depreciation and amortisation	38	43
Amortisation of Value of Business Acquired	3	(1)
Amortisation of acquisition costs	48	35
Changes in provisions and deferred taxes	271	(81)
Value adjustments	60	71
Share in retained profit from associated subsidiaries	(9)	(44)
Operating cash flow before changes in working capital and provisions	**734**	**311**
Change in mortgage loans to customers	(3,620)	(3,029)
Change in other loans and advances to customers	760	198
Changes in loans and advances to credit institutions	(551)	(1,217)
Change in savings	1,360	569
Increase in technical provisions and employee benefits	1,121	68
Change in other operating activities	(1,101)	287
Net cash flow from operating activities	**(1,297)**	**(2,813)**
Cash flow from investment activities		
Income on the sale of intangible assets	--	2
Income on the sale of tangible fixed assets	23	20
Income on the sale of subsidiaries	8	148
Income on the sale of investment property	2	6
Income from the sale and redemption of investments and derivatives	5,504	7,115
Purchase of intangible fixed assets	(203)	(112)
Purchase of tangible fixed assets	(44)	(36)
Purchase of associates and subsidiaries	(29)	(3)
Purchase of investment property	--	(1)
Purchase of other investments	(5,939)	(6,313)
Net cash flow from investment activities	**(678)**	**826**
Cash flow from financing activities		
Income from subordinated loans	304	--
Income from debt certificates	9,614	12,041
Redemption of subordinated loans	(121)	(11)
Redemption of debt certificates	(7,820)	(9,769)
Net cash flow from financing activities	**1,977**	**2,261**
Cash and cash equivalents as at 1 January	1,074	800
Net increase in cash and cash equivalents	2	274
Cash and cash equivalents as at 31 December	**1,076**	**1,074**

Accounting principles

1 General information

1.1 Group structure

SNS REAAL comprises SNS Bank N.V., REAAL Verzekeringen N.V. and SNS REAAL Invest. N.V. and their subsidiaries. The Group's consolidated financial statements include the financial statements of all the companies in which SNS REAAL has a controlling influence and the interest of the SNS REAAL in associated subsidiaries and entities.

A number of corporate staff departments are shared. The costs of the corporate staff are charged on the basis of the service provided or proportionally allocated to the group's subsidiaries. The costs of the Group Executive Board and certain holding company costs are not allocated to group subsidiaries.

The main accounting principles used in the preparation of the consolidated and the company financial summaries are described in this section. Pursuant to the option offered under Part 9, Book 2 of the Netherlands Civil Code, SNS REAAL prepares its Company financial statements using the same accounting principles as those used for the consolidated financial statements.

1.2 Statement of IFRS compliance

SNS REAAL adapted the International Financial Reporting Standards (IFRS) as adopted for use in the EU on 1 January 2005. The comparative figures for the preceding financial year have been adjusted. IFRS 1 First-time adoption of International Financial Reporting Standards were applied to the preparation of these financial statements.

In accordance with the exemption offered under European legislation, SNS REAAL applies International Accounting Standard 32 Financial instruments: disclosure and presentation (IAS 32), 39 Financial Instruments: recognition and measurement (IAS 39) and IFRS 4 Insurance contracts (IFRS 4) with effect from 1 January 2005.

The statement concerning the effect of the conversion to IFRS on the reported financial position, financial results and cash flows of the Group starts on page 172.

1.3 Accounting principles used in the preparation of the financial summaries

The accounting principles set out below have been consistently applied to all the periods presented in these consolidated financial statements, as well as to the preparation of the IFRS opening balance on 1 January 2004 in the context of the implementation of IFRS. However, in accordance with the exemption offered under European legislation, SNS REAAL applied IAS 32, IAS 39 and IFRS 4 with effect from 1 January 2005 without restating the comparative figures.

The entities that belong to the Group have consistently applied the accounting principles.

The consolidated financial summaries have been prepared on the basis of historic cost, with real estate, investments in securities held for sale, financial assets and financial liabilities held for trading, and all the derivatives contracts being restated at fair value. With the exception of the cash flow information, the financial summaries are prepared on the accrual basis of accounting.

The consolidated financial summaries are stated in millions of euros (€). The euro is the presentation currency of SNS REAAL.

1.4 The use of estimates and assumptions in the preparation of the financial summaries

The preparation of the consolidated financial summaries requires that SNS REAAL use estimates and assumptions that could affect the reported assets and liabilities and the contingent assets and liabilities as at the date of the consolidated financial statements, and the reported income and expenses for the period under review. It concerns particularly the rules for determining the provisions and capitalised acquisition costs for insurance operations, determining the provision for bad debts, determining the fair value of assets and liabilities and determining impairment. This involves assessing the situations on the basis of financial data and information that are subject to change over the time. Although these estimates with respect to current events and actions are made to best of the management's knowledge, the actual results can ultimately differ from the estimates.

The estimates and the underlying assumptions are constantly assessed. Revisions of estimates are recognised in the period in which the estimate is revised if the revision only has consequences for the period in question, or in the period of revision and future periods if the revision has consequences for both the reporting and future periods.

For details about these accounting principles, please refer to the corresponding notes to the consolidated financial statements and to the information below.

1.5 Principles of consolidation

1.5.1 Subsidiaries

Subsidiaries, in other words, the companies and other entities (including the so-called 'special purpose entities') of which SNS REAAL can directly or indirectly control the financial and operational policy, are included in the consolidation. This is usually the case if more than half the voting rights can be exercised or if SNS REAAL can otherwise exercise controlling influence.
Subsidiaries are fully consolidated from the moment that SNS REAAL gains control until the moment that this ends. The financial statements of these group companies are fully consolidated, with uniform accounting principles being applied. Third-party interests are stated separately in the consolidated balance sheet and profit and loss account.

1.5.2 Associated companies

Associated companies are entities in which SNS REAAL has 20–50% of the voting rights, or in which SNS REAAL otherwise has significant influence but no control. Investments in associated subsidiaries are measured at 'net asset value', and recognised at cost (including goodwill) when first included.
With this method, the participating interest is recognised as an asset, and SNS REAAL share in the net profit of the associated company is stated in the profit and loss account from the moment of acquisition. The share of SNS REAAL in the movements in shareholders' equity of the participating interest after acquisition is stated in shareholders' equity. The cost of the participating interest is restated for the accumulated changes after acquisition.

Where necessary, the accounting principles applied by the associated subsidiaries have been adjusted to ensure consistency with the principles applied by SNS REAAL.

1.5.3 Securitisations

SNS REAAL Groep N.V. has securitised mortgage receivables in special purpose entities (SPEs). With these transactions, the economic ownership of these mortgage receivables are transferred to separate entities.
SNS REAAL includes these SPEs in full in its consolidated financial statements if, on the basis of the economic reality of the relationship between SNS REAAL and the SPE, SNS REAAL controls the SPE, and if SNS REAAL retains the majority of the risks and rewards.

1.5.4 Elimination of transactions on consolidation

Intra-group transactions, intra-group relationships and realised and unrealised gains on transactions between group companies are eliminated.
Unrealised gains on transactions between SNS REAAL and its subsidiaries are eliminated for the share of SNS REAAL in the subsidiaries. Unrealised losses are eliminated in the same way as unrealised gains, but only insofar as there is no indication of impairment.

1.6 Administrative processing on the basis of the transaction date and the settlement date.

All the purchases and sales of financial assets and liabilities settled according to standard market conventions are processed on the transaction date, in other words, the date on which SNS REAAL commits itself to buy or sell the asset or liability. All the other purchases or sales are carried as forward transactions (derivatives) until they are settled.

1.7 Netting of financial instruments

Financial assets and liabilities are netted and stated as a net amount on the balance sheet if there is a legally enforceable right to settle the amounts net, and there is an intention to settle the items in this manner, or to settle the asset and liability simultaneously.

1.8 Insurance contracts

Insurance contracts are those contracts that transfer significant insurance risks. These contracts can also transfer financial risks. As a general rule, SNS REAAL considers an insurance risk to be significant if there is a possibility that, following an insured event, it has to make a payout of at least 10% in excess of the payout due if the insured event had not occurred.

SNS REAAL distinguishes between the following contract categories:

1.8.1 Life insurance

These contracts provide long-term insurance of events that lead to a payment in cash or investments units in connection with the survival or death of policyholders. The life insurance contracts of REAAL can be categorised in the product groups endowment mortgages, annuities, risk insurance policies, savings insurance policies, funeral insurance and insurance policies in investment units.

1.8.2 Non-life insurance

Non-life insurance contracts comprise those insurance contracts that do not offer cover connected to the life or death of policyholders. These contracts mainly concern a shorter period during which events are insured. The non-life insurance contracts of REAAL can be categorised in the product groups illness / accidents, motor vehicles, fire, transport and other.

With liability insurance policies, clients of SNS REAAL insure themselves against the risk that they may cause damage to third parties as a result of lawful actions. With building insurance, the clients of SNS REAAL insure themselves primarily against damage to their real estate or for the value of lost real estate. Non-life insurance also includes insurance contracts with which clients of SNS REAAL insure themselves against the consequences of occupational disability that could affect the possibility of the client or policyholders to sustain their current income level. Guaranteed payouts made after the occurrence of the specified insured event are either fixed or linked to the scale of the economic loss suffered by the policyholder. No payouts take place when the insurance policy expires or is surrendered.

1.8.3 Unit-linked insurance

The distinctive feature of unit-linked insurance is the link of the life insurance policy to investment units. The policyholder determines how REAAL should invest the paid premiums after deduction of costs and risk premium. To this end, REAAL has created mainly separate investment funds. The policyholders bear the economic risk on the investments. REAAL determines the investment policy. Policyholders have the option, in addition to the type of investment, also adapt the policy to his/her personal and/or financial situation.

The benefits from these insurance contracts are linked to the investments. Given this link, the insurance commitments for these contracts are adjusted for all the adjustments in the value of these investments.

1.8.4 Insurance contracts with discretionary profit-sharing rights

The insurance portfolio also contains insurance contracts with discretionary profit sharing. Discretionary profit sharing schemes are connected to the contractual right of individual policyholders to an additional benefit over and above the insured or guaranteed capital. The amount and timing of these additional benefits are at the discretion of SNS REAAL. Because of the discretionary element of these profit-sharing commitments, an amount is included in an earmarked portion of shareholders' equity.

1.9 Translation of foreign currencies

Upon initial recognition, transactions in foreign currencies are translated into euros at the exchange rate on the transaction date. Balance sheet items in foreign currencies are translated into euros at the spot rate applicable on the balance sheet date. Exchange rate gains and losses from these transactions and from translating monetary balance sheet items in foreign currency are taken to the income statement under Result on investments or Result on derivatives and other financial instruments, except in the case of cash-flow hedge accounting, in which case exchange rate gains and losses are taken to shareholders' equity.
The exchange rate gains and losses of non-monetary items stated at fair value, with changes in the value being taken to the result, are accounted for as part of these changes in the value of the asset in question. Exchange rate differences in the revaluation reserve of non-monetary balance sheet items, with changes in the value being taken to shareholders' equity, are incorporated in shareholders' equity. Non-monetary items stated at historical cost are translated at the exchange rate applicable on the transaction date.

1.10 Information by segment

A segment is a clearly distinguishable division of SNS REAAL that provides services with a different risk or return profile (business segment) from other segments, or that delivers the services to a particular economic market (market segment) with a different risk and return profile from other segments.
The most significant business segments of SNS REAAL are the banking operations, life insurance operations, non-life insurance operations and group activities. Together these form the primary segmentation basis. Banking operations are further segmented into retail operations and commercial banking operations.

2 Cash flow statement

The cash flow statement is drawn up in accordance with the indirect method, making a distinction between cash flows from operating, investing and financing activities.
Cash flows in foreign currency are translated at the average exchange rates during the financial year.
With regard to cash flow from operations, the net profit is adjusted for gains and losses that did not result in income and payments in the same financial year and for changes in provisions and accrued and deferred items.
With investments in consolidated participating interests, the liquid assets available in these participating interests are deducted from the purchase price.
In the context of the cash flow statement, cash and cash equivalents comprise cash balances and balances that can be converted into ready cash within three months, including: demand deposits kept at banks, funds and balances at central banks, government papers, other short-term, highly marketable investments with an original maturity of a maximum of three months, current account advances and loans and advances to other banks.

3 Balance sheet

3.1 Goodwill and other intangible assets

3.1.1 Goodwill

Acquisitions by SNS REAAL are recognised according to the 'purchase'method, with the cost of the acquisitions being attributed to the fair value of the acquired assets, commitments and off-balance sheet commitments. Goodwill, being the difference between the cost of the acquisition and the share of SNS REAAL in the fair value of the acquired assets, commitments and off-balance sheet commitments on the acquisition date, is capitalised as an intangible asset.
Goodwill is not amortised. Instead, an impairment test is performed once a year or more often whenever there are indications of impairment. For this impairment test, goodwill is attributed to cash-generating units. The book value of the cash-generating unit (including goodwill) is compared to the recoverable amount. The recoverable amount is the higher of the net realisable value and the going-concern value.
Any negative goodwill is taken directly to the result.

3.1.2 Software

Acquired software licences are capitalised on the basis of the acquisition cost and the costs to render the software in question operational. These costs are amortised on the basis of the expected useful life, with a maximum of three years applying. Costs that are directly related to the manufacture of identifiable and unique software products to which SNS REAAL has right of disposal, and which are likely to generate economic benefits that exceed the costs for more than one year, are capitalised as intangible assets. The direct costs comprise the staff costs directly attributable to software development
All the other costs associated with the development or maintenance of computer software are included as a charge in the period during which they are incurred.
The capitalised development costs for computer software are amortised on a straight-line basis over the useful life, with a maximum of three years applying.

3.1.3 Capitalised acquisition costs in connection with insurance operations

These acquisition costs are the direct or indirect costs in connection with concluding life insurance policies. The capitalised acquisition costs item comprises capitalised commission and other direct and indirect acquisition costs that depend on and relate to the acquisition of new contracts and the extension of existing contracts. The costs are capitalised to the extent that they can be recovered from future loading in the premiums or from the expected gross result, depending on the nature of the policy.
The capitalised acquisition costs are amortised on a straight-line basis over a maximum period of 12 years (in line with the period in which the premiums are realised or the expected period in which premium income is earned). This amortisation is decided by the management on the basis of the best possible estimates with respect to future expectations. These estimates include income from bonds and equities in the long term, assumptions with respect to mortality, invalidity and termination of policies, recurring costs and expected future inflation. Movements in the equity market can have a significant effect on the fund value of variable products and their management fees. Consequently, the expected future results increase or decrease in line with these movements. Likewise, changes in the interest income from fixed annuities (added interest less the interest earned) affect the assumptions in respect of future contributions.
An impairment test is carried out annually on these capitalised acquisition costs to confirm that future contributions from the insurance products are sufficient to cover the periodic amortisation expenses. In the case of a negative recovery capacity, additional amortisation is recognised in the income statement in the relevant year.

3.1.4 Value of Business Acquired

SNS REAAL recognises acquisitions on the basis of the purchase method. As a result, the acquired insurance portfolios are included in the balance sheet as intangible assets on the basis of 'value of business acquired' (VOBA). The VOBA is calculated on the net present value of the estimated future cash flows from the current insurance contracts at the acquisition date. Best estimates of actuarial assumptions for interest, mortality and costs are used for determining this net cash value.
SNS REAAL amortises the VOBA on a straight-line basis over the estimated maturity of the acquired contracts. The estimated maturity is re-assessed on a regular basis. An impairment test is carried out as at each balance sheet date to confirm that the future contributions from the acquired insurance contracts are sufficient to cover the periodic amortisation expenses. In the case of a negative recovery capacity, additional amortisation is recognised in the income statement in the relevant year.

3.2 Tangible fixed assets

3.2.1 Land and buildings in company's own use

Property in own use primarily concerns offices (buildings and land) and is stated at fair value based on assessments by independent external surveyors, less depreciation of buildings and accumulated impairment. Positive revaluations on the basis of these assessments are added to the revaluation reserve in shareholders' equity, less deferred taxes. Positive revaluations, insofar as these result in the reversal of earlier write-downs on the same asset, are credited to the income statement. Negative revaluations, insofar as these result in the reversal of prior positive revaluations of the same asset, are charged to the revaluation reserve. All other write-downs are charged directly to the income statement.

Buildings are depreciated in a straight line over the economic life, with a maximum of 50 years, with account being taken of the possible residual value. Land is not depreciated. Regular impairment tests are carried out on real estate.
Repair and maintenance expenses are recognised in the other operating expenses when the expense is incurred. Expenses incurred after the acquisition of an asset that increase or extend the future economic benefits in relation to the original use are capitalised and then amortised.
At the sale of a property the revaluation reserve related to the sold real estate is transferred to the other reserves.

3.2.2 IT equipment and other assets

All other tangible fixed assets are carried at historical cost net of accumulated depreciation and, if applicable, accumulated impairment. The historical cost comprises the expenses directly attributable to the acquisition of the asset.
The cost of the other tangible fixed assets is depreciated on a straight-line basis over the useful life, with account being taken of a possible residual value. The estimated useful life is three to five years.
Regular impairment tests are carried out on the other tangible fixed assets. If the book value of an investment permanently exceeds the net realisable value, it is immediately written down to the realisable value.
Repair and maintenance expenses are recognised in the other operating expenses when the expense is incurred. Expenses incurred after the acquisition of an asset that increase or extend the future economic benefits of the other investments in relation to the original use are capitalised and then amortised.
Results on the sale of equipment are defined as the balance of the realisable value less transaction costs and the book value. These results are recognised as part of the result from operating activities.

3.3 Associated companies

Associated companies are entities in which SNS REAAL generally exercises between 20% and 50% of the voting rights, or in which the Group can exercise significant influence, but does not have overall control.
Participating interests are recognised in accordance with the net equity method. The item also includes goodwill paid at acquisition less accumulated impairment where applicable. Under the net equity method, the share of SNS REAAL in the result of the participating interest is recognised in the income statement of SNS REAAL as share in the result of associated companies. The share of SNS REAAL in changes in the reserves of the participating interest is stated in the reserves of SNS REAAL. The value of the participating interest is adjusted for these results and changes in reserves. If the valuation of the participating interest has become zero, no further losses are accounted for anymore, unless the Group has entered into commitments on behalf of the participating interest or has made payments for the participating interest.
Where necessary, the accounting principles applied by the associated companies have been adjusted to ensure consistency with the accounting principles applied by SNS REAAL.
Associated companies held for sale are classified as held for sale. These investments are stated at the lower of the book value and the sale price less selling costs. The result on the sale of an investment in an associated company is presented as a total amount in the income statement consisting of the sale price less the transaction costs and the book value of the participating interest.

3.4 Investment property

Investment property, comprising shop and office buildings and land, are held to generate long-term rental income. If property is kept partly as investment property and partly for own use, the property is included under tangible fixed assets, unless the part in own use is less than 20% of the total number of square metres.
Investment property is treated as long-term investments and stated at fair value, which is the same as the open market value that is determined every three years by independent external surveyors with sufficient expertise and experience in the locations and categories of real estate. In the time between the three-yearly external valuation, SNS REAAL uses alternative valuation methods based on the total net annual rental of that property and, where applicable, the associated costs.

Changes in the fair value are stated in the income statement under result from investments.
Investment property is carried at cost including transaction costs upon initial recognition.
The summary below shows the bandwidth of return factors used for every category of property.

Building	Location	Return factor
Shops	A-location	6.50 – 7.50
Shops	B-location	7.00 – 8.00
Offices	A-location	7.00 – 9.00
Offices	B-location	7.20 – 9.00

3.5 Investments

3.5.1 Classification

SNS REAAL divides its investments into the following categories: (1) held to maturity, (2) loans and receivables, (3) available for sale and (4) at fair value through profit and loss.
The category depends on the purpose for which the investments were acquired.
Upon acquisition of its investments, the management decides which category the investment will be allocated to, and reviews the appropriateness of this allocation every year as at reporting date.
Upon first-time inclusion, investments are stated at cost including transaction costs.

3.5.2 Held to maturity

Fixed-term investments, which management intends, and is able, to hold to maturity, are classified as held to maturity.
Investments held to maturity are stated at amortised cost based on the effective interest method, less a provision for impairment if necessary. The effective interest method is based on the expected flow of cash receipts, with account being taken of the risk of early redemption of the underlying financial instruments and the direct costs, such as the transaction costs charged, agency commission and discount or premiums.

3.5.3 Loans and receivables

This item includes unlisted investments with a fixed term. These investments are stated at amortised cost based on the effective interest method, less a provision for impairment if necessary.

3.5.4 Available for sale

Investments that do not satisfy the criteria defined by management for held to maturity investments or at fair value in the income statement, are classified as available for sale.
Upon first-time inclusion, investments available for sale are recognised at fair value in the balance sheet. Unrealised gains and losses resulting from the fair value adjustments of investments available for sale are taken to shareholders' equity, taking account of deferred taxes.

Investments in the form of shares of which the fair value cannot be estimated reliably are stated at cost less impairment if necessary. When the investments are sold or if they are impaired, the related accumulated fair value adjustments are recognised in the income statement as result from investments.

3.5.5 At fair value through profit and loss

Investments at fair value through profit and loss were acquired with a view to benefiting from short-term fluctuations in the price or trading margin. Upon first recognition, these investments are stated at cost, in other words, the fair value of the reimbursement paid, and are subsequently stated at fair value. All the related realised and unrealised gains and losses are taken to the result from investments. Interest income earned on securities is recognised as interest income under net interest income at SNS Bank and under result from investments at REAAL Verzekeringen. Dividend received is stated under result from investments.

3.5.6 Impairment

The management performs an assessment at balance sheet date to ascertain whether there are objective indications of impairment of investments held to maturity and available for sale. Impairment losses are taken directly to the income statement under Impairment of financial instruments and other assets. Remeasurement in shareholders' equity, where applicable, is written down.
An investment is considered to be impaired if the cost exceeds the recoverable amount in the long term, in other words, a significant or prolonged decline in the fair value below its cost. The recoverable amount of the investments in the form of unlisted shares is determined using recognised valuation methods. The standard method used is based on the relationship in the market between the profit and the value of comparable companies. The recoverable amount of listed investments is determined on the basis of the market price. They are deemed to be impaired if there are objective indications that the decrease in the market price is such that it cannot reasonably be assumed that the value will recover to the level of the book value in the foreseeable future.
If, during a subsequent period, the impairment of an investment held to maturity or of investments available for sale decreases, and the decrease can objectively be attributed to an event following the write-down, the impairment is reversed in the income statement. This does not apply to investments in equity instruments where an increase in value following impairment is treated as a revaluation.

3.6 Investments for insurance products on behalf of policyholders

These investments are held on behalf of life insurance policyholders and are stated at fair value. Amounts due by policyholders in this context are recognised in the income statement as insurance premiums. If the income from investments is not sufficient to cover the obligations due to minimum returns, a supplementary provision is formed at the expense of the income statement. Adjustments in the value of investments and book results on the sale of investments are taken to the income statement as result on investments on behalf of policyholders.

Obligations arising from investments on behalf of policyholders are recognised on the basis of the same principles as those used for the valuation of the corresponding investments. Adjustments in the value of obligations related to the investments on behalf of policyholders are recognised in the income statement under technical expenses with respect to insurance contracts on behalf of policyholders.

3.7 Derivatives

Derivative financial instruments, such as currency contracts, interest rate futures, forward contracts, currency and interest rate swaps, currency and interest rate options (both written and purchased) and other derivative financial instruments are stated at cost (including transaction costs) in the balance sheet upon first-time inclusion and are subsequently stated at fair value.
The fair value of publicly traded derivatives is based on listed bid prices for assets held or liabilities to be issued, and current offer prices for assets to be acquired or liabilities held.
The fair value of non-traded derivatives depends on the type of instrument and is based on a DCF model or an option valuation model.
SNS REAAL recognises derivatives with a positive value as assets and derivatives with a negative value as liabilities.
Adjustments in the fair value of derivatives held for trading are taken to the valuation result on derivatives.

3.7.1 Embedded derivatives

Certain derivatives are embedded in other financial instruments, such as conversion options in convertible bond loans. These are treated as separate derivatives if there is no close relation between the risks and characteristics of the derivative and the host contract, and if the host contract is not stated at fair value, with unrealised gains and losses being taken to the result.

3.7.2 Hedge accounting

SNS REAAL uses derivatives as part of the management of the balance sheet and management of risk. These instruments are used for hedging interest rate and foreign currency risks, including risks by virtue of future transactions. If a transaction meets the relevant conditions for hedge accounting, SNS REAAL applies fair value hedge accounting or cash flow hedge accounting.
SNS REAAL can designate particular derivatives as either (1) a hedge of the fair value of a recognised asset or liability (fair value hedge); or (2) a hedge of a future cash flow that can be attributed to a recognised asset or liability, an expected transaction or a definite obligation (cash flow hedge).
Hedge accounting is used for derivatives thus identified, provided certain conditions are met. The conditions applied by SNS REAAL for a derivative instrument to qualify for treatment as a hedging instrument comprise:

- formal documentation of the hedging instrument, the hedged position, the aim, strategy and relationship of the hedge is completed before hedge accounting is applied;
- the documentation shows that the hedge is expected to be effective in compensating the risk in the hedged position for the entire reporting period;
- and the hedge continues to be effective during the term.

A hedge is considered to be effective if SNS REAAL, from the start of and during the term, can expect that adjustments in the fair value or cash flows of the hedged position are almost fully compensated by adjustments in the fair value or cash flows of the hedging instrument, and actual results point in this direction, and the actual effectiveness remains within a bandwidth of 80% to 125%.
SNS REAAL ends the hedge accounting as soon as it is established that a derivative is no longer an effective hedge, or when the derivative expires, is sold, terminated or exercised; when the hedged position expires, is sold or redeemed; or when an expected transaction is no longer deemed highly likely to occur.

3.7.2.1 *Fair value hedge accounting*

Derivatives designated as a hedge of the fair value of recognised assets or liabilities or of a definite obligation are stated as fair value hedge. Changes in the fair value of the derivatives that are designated as a hedge are taken directly to the income statement and reported in the line that relates to the hedged item. The corresponding adjustments in the fair value of the hedged asset or the hedged liability that can be attributed to that specific hedged risk are also taken directly to the income statement under the same line in the income statement.
If the hedge no longer fulfills the conditions for hedge accounting, an adjustment in the book value of a hedged financial instrument is amortised and charged or credited to the income statement during the residual term of the instrument.
If the hedged instrument is no longer recognised, in other words, if it is sold or redeemed, the non-amortised fair value adjustment is taken directly to the income statement.

3.7.2.2 *Cash flow hedge accounting*

Derivatives can be designated as a hedge of the risk of future variability of the cash flows of a recognised asset or liability or expected transaction. Adjustments in the fair value of the effective portion of derivatives that are designated as cash flow hedge and that fulfill the conditions for cash flow hedge accounting and that appear to be effective in relation to the hedged risk are stated in the cash flow hedging reserve as a separate component of shareholders' equity. The underlying transaction, which is designated as part of a cash flow hedge, does not change as far as the administrative processing is concerned.
If the expected transaction leads to the actual inclusion of an asset or a liability, the gains and losses that were previously taken to shareholders' equity are transferred to the income statement and classified as income or expense in the period during which the hedged transaction influences the result.

When determining the portion of the fair value adjustment that is included in the cash flow hedging reserve, the portion of the gain or loss on the hedging instrument that is considered as an effective hedge of the cash flow risk is taken to shareholders' equity, while the ineffective portion is taken to the income statement.
If the hedging instrument itself expires or is sold, terminated or exercised, the accumulated gain or loss that was included in shareholders' equity remains in shareholders' equity until the expected transaction actually takes place. If the hedging instrument no longer satisfies the conditions for hedge accounting, the accumulated gain or loss that was included in shareholders' equity remains in shareholders' equity until the expected transaction takes place. If the transaction in question is no longer expected to take place, the accumulated result taken to shareholders' equity is immediately transferred to the income statement.

3.8 Deferred tax receivables

Deferred tax receivables and liabilities are recorded for temporary differences between the book value of assets and liabilities for tax and for accounting purposes. This is based on the tax rates applicable as at balance sheet date and that are expected to apply in the period in which the deferred tax receivables are realised or the deferred tax liabilities are settled. The deferred taxes are stated at nominal value.
Deferred tax receivables are only included if it is expected that tax profits will be realised in the near future as compensation for these temporary differences. A provision for deferred taxes is formed for temporary differences between the book value and the value for tax purposes of investments in group companies and participating interests, except if the Group can determine the time at which these temporary differences are realised or settled and if it is likely that these differences will not be realised or settled in the near future.
The most significant temporary differences arise from the revaluation of tangible fixed assets, certain financial assets and liabilities, including derivatives contracts, provisions for pensions and other post-retirement employee schemes, technical provisions, deductible losses carried forward; and, as far as acquisitions are concerned, from the difference between (a) the fair value balance of the acquired assets and obligations entered into and (b) the book value.
Tax due on profits is recognised in the period during which the profits were generated, based on the applicable local tax laws. Deferred taxes with respect to the revaluation of investments available for sales and cash flow hedges, of which value adjustments are taken directly to shareholders' equity, are also charged or credited to shareholders' equity and consequently taken to the income statement together with the deferred value adjustments.

3.9 Reinsurance contracts

Contracts concluded by SNS REAAL with reinsurance companies by virtue of which SNS REAAL receives compensation for losses on one or more contracts issued by SNS REAAL, which satisfy the criteria for insurance contracts, are designated as held reinsurance contracts. Insurance contracts concluded by SNS REAAL where the contract holder is a different insurance company are designated as received reinsurance contracts and recognised as insurance contracts.
Reinsurance premiums, commission, payments and claims and technical provisions for reinsurance contracts are accounted for in the same way as the direct insurance policies that are reinsured. The share of the reinsurance companies in the technical provisions for reinsurance contracts and the benefits to which SNS REAAL is entitled to by virtue of its insurance contracts are recognised as assets from reinsurance. These assets comprise current receivables from reinsurance companies (presented under other assets), and non-current receivables (presented under reinsurance contracts). These receivables depend on the expected claims and benefits arising from the relevant reinsured insurance contracts. The amounts due to reinsurance companies are valued in accordance with the terms and conditions of each reinsurance contract. Reinsurance obligations primarily concern premiums payable for reinsurance contracts. These premiums are recognised as expense in the period during which these premiums are due.
The receivables in respect of reinsurance contracts are tested for possible impairment on the balance sheet date.

3.10 Mortgage loans to clients

3.10.1 Mortgage receivables

This is defined as loans and advances to clients with mortgage collateral. These loans and advances are stated at amortised cost on the basis of the effective interest method. Loans and advances adjusted after negotiations or otherwise adjusted due to financial restructuring of the borrower are valued on the basis of the original effective interest rate before the terms and conditions were revised.

As far as the loans and advances are concerned, a provision for impairment is formed if there are objective indications that SNS REAAL will not be able to collect all the amounts due by virtue of the original contracted loan terms and conditions. For loans and advances that are individually significant, the provision formed equals the difference between the book value of the total position and the recoverable amount. The recoverable amount equals the present value of the expected cash flows, including the amounts realised by virtue of guarantees and collateral, discounted at the effective interest rate of the loans and advances.

Small homogenous loans and advances are tested collectively for impairment. The provision with respect to this collective approach is calculated using a range of model-based instruments, including 'risk-rating' models for homogenous pools of consumer and business loans. The loss factors developed using similar models are based on historic loss data of SNS REAAL, and are adjusted according to clear current information that, in the opinion of the management, can affect the collectability of the portfolio on the assessment date.

The provision for impairment also covers losses where there are objective indications of losses likely to be incurred in the loan portfolio. These are estimated on the basis of historic loss patterns in every division and the creditworthiness of the borrower, and are a reflection of the current economic climate in which the borrowers operate.

If a loan cannot be collected, it is written off against the relevant provision for impairment. Amounts that are subsequently collected are deducted from the addition to the provision for loan losses in the profit and loss account.
If the amount of the impairment subsequently decreases due to an event following the write-down, the release from the provision is credited to the income statement.

3.10.2 Credit guarantees

SNS REAAL has concluded a credit guarantee for the credit risk in a portion of the mortgage portfolio to recover impairment losses on the relevant mortgage portfolio from the guarantor. Impairment of mortgages is included under impairment of financial instruments and other assets. The amount receivable by virtue of the guarantee is also recognised on this line in the result.

3.11 Other loans and advances to customers

This comprises loans and advances to business and private clients without mortgage collateral. Loans and advances adjusted after negotiations or otherwise adjusted due to financial restructuring of the borrower are valued on the basis of the original effective interest rate before the terms and conditions were revised.
As far as the loans are concerned, a provision for impairment is formed if there are objective indications that SNS REAAL will not be able to collect all the amounts due by virtue of the original contracted loan terms and conditions.
The criteria for impairment are applied to the entire loans portfolio, except to smaller, homogenous loans, such as consumer credit and credit card loans, which are tested collectively for impairment. Smaller business loans managed in a portfolio are also tested collectively for impairment.
For loans and advances that are individually significant, the provision formed equals the difference between the book value of the total position and the recoverable amount.
The provision with respect to the collective approach is calculated using a range of model-based instruments, including 'risk-rating' models for homogenous pools of consumer and business loans. The loss factors developed using similar models are based on historic loss data of SNS REAAL, and are adjusted according to clear current information that, in the opinion of the management, can affect the collectability of the portfolio on the assessment date.
The provision for impairment also covers losses where there are objective indications of losses likely to be incurred on the loan portfolio. These are estimated on the basis of historic loss patterns in every division and the creditworthiness of the borrowers, and are a reflection of the current economic climate in which the borrowers operate.
If a loan cannot be collected, it is written off against the relevant provision for impairment. Amounts that are subsequently collected are deducted from the addition to the provision for loan losses in the profit and loss account.
If the amount of the impairment subsequently decreases due to an event following the write-down, the release from the provision is credited to the income statement.

3.12 Loans and advances to credit institutions

The loans and advances to credit institutions concern loans to banks, insofar as not in the form of interest-bearing securities. These loans and advances are carried at amortised cost on the basis of the effective interest method.

3.13 Other tax receivables

The other tax receivables concern tax due on the taxable profits. This item also includes receivables concerning wage tax, dividend tax and value added tax.
Current tax receivables are stated at nominal value.

3.14 Other assets

Other assets consist of receivables from direct insurance policies, other receivables and accrued assets. Accrued assets include the accumulated interest on financial instruments stated at amortised cost, as well as the accrued assets.

3.15 Cash and cash equivalents

Cash and cash equivalents include the demand deposits at the Dutch central bank and deposits at other banks. Loans and advances of SNS Bank to banks are included under Loans and advances to credit institutions.

3.16 Shareholders' equity

3.16.1 Issued share capital

The share capital comprises the issued and paid-up share capital. Costs directly attributable to the issue of equity instruments are deducted net of tax from the share issue income in shareholders' equity.

3.16.2 Ordinary share dividend

Dividend for a financial year, which is payable after the balance sheet date, is disclosed in the notes on the events after the balance sheet date.

3.16.3 Revaluation reserve

These reserves concern the revaluation of real estate for own use (see 3.2.1).

3.16.4 Cash-flow hedge reserve

Adjustments in the fair value of the effective portion of derivatives that are designated as cash-flow hedge and that comply with the conditions for cash flow hedge accounting and that appear to be highly effective in relation to the hedged risk are stated in the cash-flow hedge reserve (see 3.7).

3.16.5 Fair value reserve

This reserve relates to the revaluations of the instruments available for sale (see 3.5.3). In addition, exchange rate differences on non-monetary financial assets that are classified as available for sale are stated in this reserve (see 1.10).

3.16.6 Other reserves

Other reserves comprise the retained earnings of SNS REAAL.

3.17 Participation certificates and subordinated debts

SNS Bank issues participation certificates to third parties. The certificates have an open-ended term, with SNS Bank maintaining the right to early redemption in full after 10 years, provided permission is given by the regulator. The amount of the dividend, in the form of a coupon rate, is fixed over a period of 10 years and equal to the CBS (Statistics Netherlands) return on 9-10 year Government bonds plus a mark-up. Benefit payments on participation certificates are stated under interest expenses for banking operations. These certificates are classified as debt in the financial statements. For the solvency reports to the Dutch central bank, this item forms part of the Tier 1 capital. Participation certificates are valued at amortised cost.

Subordinated loans include the subordinated bond loans that are considered in the solvency test by DNB, and are stated at amortised cost based on the effective interest rate.

At REAAL Verzekeringen, the final bonus account concerns final bonus commitments in relation to certain life insurance policies. Entitlement to a final bonus applies only to specific individual policies that become payable upon expiry of the agreed term or upon the death of the insured party. Entitlement to a final bonus is cancelled when the policy is surrendered. Entitlements to final bonuses not yet paid out are subordinated to all other debts. It is also stipulated that entitlement to a final bonus is cancelled if and insofar as the results erode the capital base to the extent that the statutory solvency requirements can or may no longer be complied with. The final bonus account is calculated on an actuarial basis using the same principles as applied to calculate the profit additions, which form part of the technical provisions for insurance operations, additionally taking account of the estimated probability of early termination of insurance policies.

Part of the final bonus account is converted annually, according to a fixed method, into an unconditional right of the policyholder and added to the Technical provisions for insurance operations. These obligations arising from the final bonus scheme are classified as debt in the financial statements. For the solvency reports by REAAL Verzekeringen to the Dutch central bank, this item forms part of the available equity.

3.18 Debt certificates

Upon first-time recognition, outstanding debt certificates are stated at cost, in other words, the issue income (the fair value of the received payment) net of the transaction costs incurred. Thereafter, they are stated at amortised cost. The hedge accounting rules are applied to outstanding debt certificates and other borrowed funds that are hedged by derivatives as referred to in 3.7.

When SNS REAAL purchases its own debt securities in the context of market maintenance, these debt certificates are removed from the balance sheet.

3.19 Technical provisions, insurance operations

3.19.1 Insurance contracts – commitments

3.19.1.1 *Life insurance*

A commitment is recognised for contractual payouts expected in the future as soon as the premiums become due. The life insurance commitments consist of the cash value of the expected future benefits to policyholders or other beneficiaries, including future premiums. The provision is calculated according to the actuarial methods with assumptions, such as estimates of premiums, mortality, investment results, termination of policies, surrender and costs being taken into account. These assumptions were originally based on the best possible estimates of actual future outcomes when the contracts is concluded with, in some cases, account being taken of a margin for negative developments. The assumptions used are regularly tested against the actual developments and, depending on the type of product, adjusted if necessary. The average discount rate is 3% or 4% and is fixed. The average actuarial interest rate is 4.2% (2004: 4.0%). Mortality rates are determined on the basis of the same principles used to calculate the premiums. Where necessary, adjustments are made in accordance with the latest mortality tables. The assumptions take account of a margin for unfavourable deviations.
The commitments are calculated every year as at balance sheet date, with the assumptions made at the outset of the contract being used. The premiums are loaded to cover the costs. When the premiums are received or become due, the surcharge is released and becomes available for covering the actual costs, including recurrent costs, non-capitalised acquisition costs and amortisation of the capitalised acquisition costs.
REAAL also sells products that contain minimum guarantees. The technical provision for life insurance includes provisions for guaranteed benefits. This technical provision also includes guarantees with respect to policies of which policyholders bear the investment risk.
The provisions are stated net of the capitalised interest rate rebates. Depending on the type of insurance contract, the capitalised interest rate rebate is amortised either on an actuarial basis or over a period of eight years.
Profit sharing already awarded but not yet paid out and the single premium profit policies for the next year are included under the provision for profit sharing, bonuses and discounts, calculated using actuarial principles.
The commitments arising from funeral insurance policies consist of the cash value of the expected future benefits to policyholders or other beneficiaries, including profit sharing already awarded and future administrative expenses that are directly related to the contract, less the expected value of the future premium income.
The premium provision for the right to premium exemption during occupational disability and the occupational disability payments is twice the annual premium received, with the exception of the premiums withheld in investment insurance policies, for a which premium provision equal to one time the annual premium is kept.

3.19.1.2 *Non-life insurance*

The provision for unearned premiums is computed in proportion to the unexpired risk periods. The provision is equal to the unearned gross premiums net of prepaid reinsurance premiums. Gross premiums are stated net of the commission paid.
The provision for unexpired risks is calculated on the basis of claims and claim-handling expenses that may arise after balance sheet date and which are covered by contracts concluded before that date, insofar as the amount estimated in this connection exceeds the provision for unearned premiums and the premiums claimable in relation to these contracts.
REAAL Verzekeringen keeps co-insurance contracts, which mainly concern the transport sector. In the calculation of the technical provision, account is taken with risks entered that have not yet occurred, and events that have occurred but have not yet been reported. The expected balances for the risks entered into and loss incurred are determined on an underwriting year basis.
Claims and specialist costs are charged to the result when they are incurred.
Provisions for unpaid claims and specialist costs concern the accumulated estimates of the final claims and comprise a provision for events that have already occurred but have not yet been reported. The provisions represent the estimate of the future payouts for reported and unreported damage claims and the associated costs with respect to insured events that have occurred. Expected subrogation is deducted from the provision.
The provision for payable claims is earmarked for claims for the financial and preceding years that have yet not been settled as at balance sheet date. The provision is determined systematically for each item or on the basis of statistical data, taking account of claims not yet reported. In determining the provision, account was also taken of claim-handling costs still to be incurred. Transport and aviation insurance contracts use a different method. The calculation is performed on an underwriting year basis, with the provision for premiums and claims being taken to a fund separately.
The calculation of provisions involves uncertainties that require substantiated estimates and assessments. The non-life provisions, with the exception of claims related to occupational disability, are not discounted by SNS REAAL, in accordance with standard practice in the sector. Adjustments in estimates are stated in the result in the period during which the estimates are adjusted
In the event of individual cases reported to SNS REAAL, commitments in respect of unpaid claims are estimated on the basis of the claim assessment. In the case of events that have already occurred, but have not yet been reported, the commitments are estimated on the basis of statistical analyses. Statistical analyses are also used to estimate the expected final costs of more complex claims that can be influenced by both internal and external factors (such as claim handling procedures, inflation, changes in legislation and regulations, court rulings, history and trends). Payments are recognised as a charge when they are made.

3.19.1.3 *Unit-linked contracts*

These contracts primarily concern life insurance policies, with the investment risk being borne by the policyholders.
The technical provisions for insurance policies, in which policyholders bear the investment risk, are stated at the balance sheet value of the

related investments. These technical provisions are thus stated at fair value in the income statement. Transaction costs and commission are not included in the first valuation but recognised as charge at the moment they are incurred.
Guarantees have been furnished for insurance policies in investment units with the premiums being invested in a fixed-income fund. The guarantee entails a 3% or 4% annual return on the invested savings premium, and only applies at the maturity date of the insurance policy. Payments are recognised as a charge when they are made.

3.19.1.4 *Reinsurance*

Reinsurance contracts and other damage retrieving options are recognised separately under assets and are assessed and accounted for in the same way as the corresponding technical provisions.

3.19.1.5 *Discretionary profit-sharing commitments*

The insurance portfolio contains contracts with discretionary profit sharing. This profit sharing is awarded each year, mainly on the basis of the surplus interest realised in accounting terms on fixed-income securities in the existing portfolio, less related costs and a limited share in the insurance result upon death. When awarding the profit, account is also taken of expected returns in the future and other factors that could have an influence on the investment returns. The realisation of surplus interest in accounting terms is not the same as the investment results under the accounting principles used in these financial statements.
As far as the differences between the calculation of the profit and the accounting principles used in these financial statements are concerned, realised and unrealised gains and losses from fixed-income securities, which serve to hedge these contracts proportionally and are recognised in shareholders' equity in accordance with accounting principles used in these financial statements, are considered to be available for future profit sharing to policyholders. Insofar as applicable, this is disclosed in shareholders' equity.

3.19.2 Adequacy test for insurance commitments

Although the insurance commitments present a true and fair view on the basis of the information available as at balance sheet date, the eventual commitments can vary as a result of events after balance sheet date, which can result in a significant change in the current valuation. Changes in the valuations of prior years are recognised in the year in which these changes are implemented, and are disclosed separately if material.
The methods and assumptions used are regularly assessed during the reporting period.
Every year at balance sheet date, an adequacy test is performed for life insurance commitments to ensure that the contractual obligations, net of the related capitalised acquisition costs, and VOBA, are adequately stated. The tests are performed using the estimates of future contractual cash flows and claim handling and management costs, and income from investments that serve to hedge these obligations. Any shortfall is taken directly to the profit and loss account by first writing down the capitalised acquisition costs or the VOBA and then, insofar as necessary, forming a provision for insurance commitments (the provision for current risks) on the basis of the adequacy test.
As explained in the notes, life insurance contracts are valued on the basis of assumptions made at the outset of the contract. When the adequacy test for insurance commitments indicates that new best assumptions need to be made, these assumptions (without a margin for unfavourable deviations) are subsequently used for determining these commitments. The adequacy test for the discount rate is based on the interest rate laid down by DNB.
Write-downs on capitalised acquisition costs or the VOBA as a result of this test cannot be subsequently reversed.

The following principles were used in the adequacy test:

⊙ Discount rate	3%
⊙ Profit allocation	With surplus interest exceeding 4.5%, surplus interest tranches increase
⊙ Inflation	2%
⊙ Efficiency improvement	2%
⊙ Expected mortality	Historical tables on the basis of internal research
⊙ Lapse and early surrender	Historical tables on the basis of internal research
⊙ Salary trend, group policies	2.5%
⊙ Increase in participants, group policies	5%
⊙ Tax percentage	0%
⊙ Cost of capital required	0

3.19.3 Derivatives embedded in host contracts

SNS REAAL does not separately recognise derivatives embedded in insurance contracts, or options to surrender insurance contracts at a fixed amount, or fixed amount and an interest rate, and thus closely linked to the basic insurance contract, but recognises them in accordance with the main contract. The embedded derivatives are measured as soon as they have become final; the time value of the derivative is not included in full in the measurement of the contract.

3.20 Provision for employee benefits

3.20.1 Pension commitments

SNS REAAL has different pension schemes, the major part of which being defined contribution schemes. A defined contribution scheme is a pension scheme in which SNS REAAL pays fixed contributions to a separate entity (a fund). SNS REAAL has no legally enforceable or constructive obligation in these schemes to pay extra contributions if the fund has insufficient assets to make all the benefit payments in connection with staff performance during the reporting and prior periods.

For the defined contribution schemes, SNS REAAL pays contributions to Stichting Pensioenfonds SNS REAAL. After payment of the contributions, SNS REAAL has not further payment obligations. The regular contributions are considered to be net period costs for the year in which they are due, and are recognised as such in the staff costs.
Employee contributions are deducted from the net period costs.
SNS REAAL additionally has a number of defined benefit pension schemes. The Group's net commitments arising from defined benefit pension schemes are calculated separately for each scheme by making an assessment of the pension entitlements that staff have accrued in exchange for their service during the period under review and prior periods. These pension entitlements are discounted in order to determine the present value, and the fair value of the fund investments is deducted from this. The discount rate represents the return as at balance sheet date of bonds with an AAA credit rating whose maturity approach the term of the commitments.

All the actuarial gains and losses as at 1 January 2004, the date of transition to IFRS, are charged to the shareholders' equity. With respect to the actuarial gains and losses incurred after 1 January 2004 during the calculation of the Group's commitments arising from defined benefit pension schemes, insofar as non-recognised accumulated actuarial gains and losses exceed 10% of the cash value of the gross commitment arising from the defined benefit pension scheme, or the fair value of the fund investments if higher, that portion is taken to the income statement for the expected remainder of the service of the employees participating in the scheme. Other than that, the actuarial gains or losses are not included.
When the calculation results in a positive outcome for the Group, the asset is stated at a maximum equal to the balance of any non-recognised actuarial losses and past service pension charges and the cash value of any future repayments by the fund or lower future premiums.

3.20.2 Liabilities by virtue of other benefits after retirement

A number of subsidiaries of SNS REAAL provide limited reimbursements for medical expenses and long-service awards, as well as a discount on certain financial services of SNS REAAL and its subsidiaries to its retired employees. To qualify for these benefits, the employment contract of the staff should normally have continued until the retirement age, and it should have lasted for a minimum period. A liability is formed for the estimated costs of these benefits during the term of employment using a method that corresponds with that used for defined benefit schemes. This liability is determined annually on the basis of actuarial principles.

3.21 Other provisions

SNS REAAL forms provisions if there is a legally enforceable or constructive obligation arising from events in the past, the settlement of which is likely to require an outflow of assets, and a reliable estimate of the size of the obligation can be made. Provisions are stated at the present value of the expected future cash flows. Additions and any subsequent releases are taken to the profit and loss account.

3.21.1 Reorganisation provision

The reorganisation provision comprises estimated termination benefits and other direct costs related to restructuring programmes. These costs are recognised in the period in which SNS REAAL is presented with a legally enforceable or constructive obligation to pay. No provision is formed for costs in advance related to the continuing operations of SNS REAAL.

SNS REAAL recognises termination benefits if the Group has demonstrably committed itself to:

- termination of the employment contract of current employees in accordance with a detailed formal plan without the option of the plan being withdrawn; or
- payment of termination benefits as a result of an offer to encourage voluntary redundancy.

Benefits that are due after more than twelve months after the balance sheet date are discounted.
No provisions are formed for future operating losses.

3.21.2 Legal costs

A provision for legal proceedings is formed for the estimated liability with respect to pending legal proceedings as at balance sheet date. The claims against SNS REAAL in the legal proceedings are disputed. Although the outcome of these disputes cannot be predicted with certainty, it is assumed on the basis of legal advice obtained and information received that they will not have a substantial unfavourable effect on the financial position of SNS REAAL. The provision comprises an estimate of the legal costs and payments due during the course of the legal proceedings.

3.22 Derivatives

See part 3.7. of these Notes.

3.23 Deferred tax liabilities

Deferred tax liabilities concern tax payable in future periods in connection with taxable temporary differences. See 3.8 for detailed information.

3.24 Savings

This item consists of balances on savings accounts, savings deposits and term deposits of private clients. Upon first-time inclusion, other funds entrusted are stated at cost, including transaction costs. Thereafter, these are stated at amortised cost. A difference between the income and the redemption value based on the effective interest method is recognised under Net interest income, banking operations in the income statement as during the term of the funds entrusted.

3.25 Other amounts due to customers

Amounts owed to clients concern unsubordinated debts to non-banks, other than in the form of debt certificates. Upon first-time inclusion, these debts are stated at cost, including transaction costs. Thereafter, they are stated at amortised cost. A difference between the income and the redemption value based on the effective interest method is recognised under Net interest income, banking operations in the income statement during the term of these amounts owed to clients.

3.26 Amounts due to credit institutions

Amounts owed to credit institutions concern debts to banks, insofar as not in the form of interest-bearing securities. Upon first-time inclusion, these debts are stated at cost, including transaction costs. Thereafter, they are stated at amortised cost. A difference between the income and the redemption value based on the effective interest method is recognised under interest charges in the income statement during the term of these debts to credit institutions.

3.27 Other tax liabilities

Taxes due concern tax on the taxable profit for the period under review, based on the applicable tax rates or the tax rates that had materially been agreed as at balance sheet date. This item also includes payroll tax and value added tax payable.

3.28 Other liabilities

Other liabilities primarily consist of interest accrued on financial instruments that are stated at amortised cost. This item also includes payables and accrued liabilities.

4 Income statement

4.1 Income

Income represents the fair value of the services, less value added tax, after elimination of intra-group transactions within SNS REAAL. Income is recognised as follows:

4.1.1 Interest income, banking operations

The interest income from banking activities is the difference between interest income from banking activities and interest expenses from banking activities. The interest income from banking activities comprises interest on monetary financial assets attributable to the period. Interest on financial assets not classified as being stated at fair value in the income statement is recognised using the effective interest method based on the actual acquisition price.

The effective interest return method is based on the expected flow of cash receipts, with account being taken of the risk of early redemption of the underlying financial instruments and the direct costs, such as the transaction costs charged, agency commission and discount or premiums. If the risk of early redemption cannot be reliably determined, SNS REAAL assumes the cash flows over the full term of the financial instruments.

Commitment fees, together with related direct costs, are deferred and recognised as an adjustment of the effective interest on a loan if it is likely that SNS REAAL will conclude a particular loan agreement. If the commitment expires without SNS REAAL extending the loan, the fee is recognised at the moment the commitment term expires. If it is unlikely that a particular loan agreement will be concluded, the commitment fee is recognised pro rata during the commitment term.

Interest income on monetary financial assets that have been subject to impairment and written down to the estimated recoverable amount or fair value is subsequently recognised on the basis of the interest rate used to determine the recoverable amount by discounting the future cash flows.
Interest expenses from banking activities comprise the interest expenses arising from financial liabilities of the banking operations. Financial liabilities not classified as stated at fair value in the profit and loss account are recognised on the basis of the effective interest method.

4.1.2 Net premium income

Net premium income is divided into Regular Life, Single-premium Life and Non-life premiums.
Gross premium income, excluding tax and other charges, from life insurance contracts is recognised as revenue when payment by the policyholder falls due. The premiums for single-premium contracts and limited-premium life insurance policies are recognised as income when payment falls due, with possible surplus profit being deferred and included in the result in a constant ratio to the current policy or, in the case of annuities, proportional to the amount of the benefits.
The premiums for non-life policies, usually insurance contracts with a maximum term of twelve months, are recognised as revenue during the term of the contract proportional to the amount of insurance coverage provided. The provision for unearned premiums represents a proportion of the unexpired risk periods. This provision for unearned premiums is determined separately for each insurance contract on the basis of a daily pro-rata method adjusted, where applicable, for differences in risk and the frequency of claims during the term of the insurance contract. Changes in the provision for unearned premiums are taken to the income statement such that the revenue is recognised during the risk period.
Reinsurance premium outflows are deducted from the premium income and recognised as an expense in accordance with the type of reinsurance cover received. A proportion of the reinsurance premium outflow is stated as a prepayment.

4.1.3 Net commission and management fees

Commission includes income from securities transactions for clients, asset management, commission from the insurance operations and other related services offered by SNS REAAL. These are recognised in the reporting period in which the services are delivered. Commission related to transactions with financial instruments for own account are incorporated in the amortised cost of this instrument, unless the instrument is stated at fair value in the income statement, in which case the commission is taken to the valuation result.

4.1.4 Investment income

The result on investments comprises:
- Interest
- Dividend
- Rent
- Increases and decreases in value

4.1.4.1 *Interest*

The Interest item comprises the Group's net interest income and interest income on investment on the basis of the effective interest method . The Group's net interest income is the difference between the interest income realised by the Group and the Group's interest expenses.

4.1.4.2 *Dividend*

Dividend income is recognised in the income statement as soon as the entity's right to payment is established. In the case of listed securities, this is the date on which the dividend is paid out.

4.1.4.3 *Rent*

Rent comprises the rental income from investment property. This rental income is recognised as income on a straight-line basis for the duration of the lease agreement.

4.1.4.5 *Increases and decreases in value*

Increases and decreases in the value of investments in the category Fair value in the income statement and realised increases and decreases in the value of the investments in the other categories are accounted for under this item. Realised value increases concern the difference between the sale price and book value; unrealised value increases concern the difference between the fair value and the book value.

4.1.5 Investment income on behalf of policyholders

These investments are held on behalf of life insurance policyholders and are stated at fair value. Increases and decreases in the value of investments and book results on the sale of investments are taken to the income statement as result on investments on behalf of policyholders.

4.1.6 Result on derivatives and other financial instruments

Derivatives are stated at fair value. Gains and losses from remeasurement to fair value are taken directly to the income statement as Result on derivatives and other financial instruments. However, if derivatives are eligible for hedge accounting, the recognition of a resulting gain or a resulting loss depends on the nature of the hedged item. The non-effective portion of any gains or losses is taken to Result on derivatives and other financial instruments.

4.1.7 Other operating income

Other operating income comprises all the income that cannot be accounted for under other headings.

4.2 Expenses

Expenses include the losses and charges arising from the ordinary business activities of SNS REAAL.
Expense is recognised in the profit and loss account on the basis of a direct relationship between the costs incurred and the corresponding income. If future economic benefits are expected to be spread across different reporting periods, expenses are recognised in the income statement using a systematic method of allocation. Cost items are immediately taken to the income statement if they do not generate any future economic benefits.

4.2.1 Technical expenses on insurance contracts

This item comprises the net movements in the technical provision. See notes under Technical insurance provisions in section 3. In addition, benefit payments to policyholders, reinsurance premiums, claims and claim handling costs are recognised under this item.

4.2.2 Technical expenses on insurance contracts on behalf of policyholders

This item includes movements in the unit-linked provisions. See subsection on unit-linked contracts in the notes to Technical insurance provision in section 3. In addition, payments to policyholders are recognised under this item.

4.2.3 Acquisition costs for insurance activities

These costs comprise the direct and indirect costs involved in acquiring an insurance contract, including acquisition commission, the costs of a medical check-up and administrative costs for including the items in the portfolio. The direct acquisition costs and part of the indirect acquisition costs are capitalised and amortised actuarially as and when the allowances due are actually earned.

4.2.4 Value adjustments on financial instruments and other assets

Value adjustments concern the permanent loss of value on assets to below their book value. Goodwill and other intangible assets, tangible fixed assets, investments in associated subsidiaries, investments, receivables and other assets may be subject to impairment. As soon as impairment is identified, it is recognised in the income statement. The specific principles for impairment are explained in more detail in section 3 under the applicable items.

4.2.5 Staff costs

These costs concern all the costs related to staffing, including salaries, social security charges, pension charges and discounts extended to members of staff.

4.2.6 Depreciation of tangible fixed assets and amortisation of intangible assets

This item comprises all depreciation and amortisation of tangible and intangible fixed assets. The specific principles for depreciation and amortisation are explained in more detail in section 3 under the applicable items.

4.2.7 Other operating expenses

This includes office, accommodation and other operating costs.

4.2.8 Other interest expenses

Other interest expenses comprise the interest expenses of the insurance operations arising from financial obligations. The interest expenses are incorporated in the income statement in accordance with the effect interest method.

5 Off-balance sheet commitments

Contingent liabilities are liabilities not stated on the balance sheet because the existence is contingent on one or more uncertain events that may or may not occur in the future without SNS REAAL having decisive influence on it. It is not possible to make a reliable estimate of the liability.
The maximum potential credit risk arising from these contingent liabilities of SNS REAAL is stated in the notes. In determining the maximum potential credit risk, it is assumed that all the counterparties would default their contractual obligations and that all the existing sureties would be worthless.

Information by segment

SNS REAAL is a retail banking and insurance provider offering banking, investment and insurance products to the private and small and medium-sized business market in the Netherlands. It serves its private and business clients primarily through its main brands of SNS Bank and REAAL Verzekeringen and through various distribution channels.

The activities of SNS REAAL are organised in four primary business segments:

1 SNS Bank

This business segment offers banking products in the field of mortgages and wealth creation and protection for both the private and the business market. In addition to SNS Bank, this segment also comprises ASN Bank, BLG Hypotheken, CVB Bank, SNS Securities and SNS Asset Management. At secondary level, the SNS Bank business segment is organisationally split between Retail and Commercial;

2 REAAL Verzekeringen Life

This business segment offers life and pension insurance policies to the private and business market. The REAAL Verzekeringen Leven segment invludes the REAAL Leven, Proteq Leven and Nieuwe Hollandse Lloyd Leven divisions;

3 REAAL Verzekeringen Non-life

This business segment offers non-life insurance policies with respect to property, mobility, injury, invalidity and occupational disability. The REAAL Verzekeringen Schade segment invludes the REAAL Schade, Proteq Schade and Nieuwe Hollandse Lloyd Schade divisions;

4 Group activities

The group activities include the business units that are managed directly from within the Group and whose income and expenses are not attributed to the other business segments. The Group activities segment also includes SNS REAAL Invest.

Allocation of group costs

A number of corporate staff departments are shared. The costs of the corporate staff are charged on the basis of the service provided or proportionally allocated to the group's subsidiaries. The costs of the Group Executive Board and certain holding company costs are not allocated to group subsidiaries.

Technical account REAAL Insurance

All investment results in the technical account of REAAL Verzekeringen are allocated to own account, insofar as not on behalf of policyholders. Investment charges concerning the interest charges on granted intercompany loans.

Balance sheet

In € millions	SNS Bank		REAAL Verzekeringen Life		REAAL Verzekeringen Non-life		Group activities		Consolidation adjustments		Total	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Assets												
Goodwill and other intangible assets	12	12	547	357	--	--	--	--	--	--	559	369
Tangible fixed assets	153	164	73	67	3	--	--	--	73	69	302	300
Associated companies	2	5	77	--	--	--	50	49	(3)	(3)	126	51
Subsidiaries	--	--	--	--	--	--	2,662	2,148	(2,662)	(2,148)	--	--
Investment property	1	2	201	192	--	--	--	--	(73)	(69)	129	125
Investments	1,641	1,703	7,113	6,428	743	451	117	--	(403)	(349)	9,211	8,233
Investments for insurance products on behalf of policyholders	--	--	3,426	2,798	--	--	--	--	--	--	3,426	2,798
Derivatives	915	70	237	41	--	--	22	(8)	--	--	1,174	103
Deferred tax receivables	85	32	26	70	4	--	17	65	--	--	132	167
Reinsurance contracts	--	--	196	197	169	72	--	--	--	--	365	269
Mortgage loans to customers	42,558	38,937	986	987	--	--	--	--	--	--	43,544	39,924
Other loans and advances to customers	2,667	2,708	--	--	--	--	628	635	(696)	(716)	2,599	2,627
Loans and advances to credit institutions	4,118	2,478	995	1,091	--	--	--	9	(164)	(157)	4,949	3,421
Other tax receivables	52	8	39	29	--	--	101	1	--	--	192	38
Other assets	297	294	8	75	29	98	13	58	(43)	(52)	304	473
Cash and cash equivalents	597	829	564	295	20	16	301	251	(406)	(317)	1,076	1,074
Total assets	**53,098**	**47,242**	**14,488**	**12,627**	**968**	**637**	**3,911**	**3,208**	**(4,377)**	**(3,742)**	**68,088**	**59,972**
Liabilities and equity												
Shareholders' equity	1,440	1,313	1,010	690	180	116	2,560	1,909	(2,662)	(2,148)	2,528	1,880
Third-party interests	--	--	3	3	--	--	--	--	(3)	(3)	--	--
Group equity	1,440	1,313	1,013	693	180	116	2,560	1,909	(2,665)	(2,151)	2,528	1,880
Participation certificates and subordinated debts	1,150	1,167	123	128	4	4	419	227	(80)	(83)	1,616	1,443
Debt certificates	25,465	23,198	--	--	--	--	189	266	--	--	25,654	23,464
Technical provisions, insurance operations	--	--	11,953	10,840	741	490	--	--	(36)	--	12,658	11,330
Provision for employee benefits	--	--	4	3	8	--	28	184	36	--	76	187
Other provisions	23	29	6	16	--	--	15	5	--	--	44	50
Derivatives	939	28	33	14	--	--	4	--	--	--	976	42
Deferred tax liabilities	119	3	192	79	7	--	6	--	--	--	324	82
Savings	12,333	10,973	--	--	--	--	--	--	--	--	12,333	10,973
Other amounts due to customers	7,494	6,927	353	327	16	3	527	480	(1,312)	(1,391)	7,078	6,346
Amounts due to credit institutions	3,103	2,295	417	129	8	--	108	77	(217)	(59)	3,419	2,442
Other tax liabilities	--	--	8	22	4	--	12	(3)	(1)	--	23	19
Other liabilities	1,032	1,309	386	376	--	24	43	63	(102)	(58)	1,359	1,714
Total liabilities and equity	**53,098**	**47,242**	**14,488**	**12,627**	**968**	**637**	**3,911**	**3,208**	**(4,377)**	**(3,742)**	**68,088**	**59,972**

Income statement

In € millions	SNS Bank		REAAL Verzekeringen Life		REAAL Verzekeringen Non-life		Group activities		Consolidation adjustments		Total	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Income												
Interest income, banking operations	595	571	--	--	--	--	--	--	27	22	622	593
Net premium income	--	--	1,422	1,354	323	296	--	--	--	--	1,745	1,650
Net commission and management fees	114	109	35	26	8	5	--	--	(28)	(25)	129	115
Result on investments	26	21	516	589	29	29	34	71	(56)	(70)	549	640
Result on investments for insurance products on behalf of policyholders	--	--	394	126	--	--	--	--	--	--	394	126
Result on derivatives and other financial instruments	33	(7)	(2)	--	--	--	--	--	--	--	31	(7)
Other operating income	(4)	2	2	8	3	2	--	2	--	(1)	1	13
Total income	**764**	**696**	**2,367**	**2,103**	**363**	**332**	**34**	**73**	**(57)**	**(74)**	**3,471**	**3,130**
Expenses												
Technical expenses on insurance contracts	--	--	1,148	1,250	165	156	--	--	--	--	1,313	1,406
Expenses concerning insurance contracts on behalf of policyholders	--	--	782	431	--	--	--	--	--	--	782	431
Acquisition costs for insurance operations	--	--	103	66	85	74	--	--	(21)	(18)	167	122
Value adjustments on financial instruments and other assets	50	59	7	9	--	--	3	3	--	--	60	71
Staff costs	258	251	83	114	44	37	58	49	--	--	443	451
Depreciation of tangible fixed assets and amortisation of intangible assets	27	28	11	14	--	--	--	--	--	--	38	42
Other operating expenses	172	160	42	44	27	16	(40)	(2)	--	--	201	218
Other interest charges	--	--	40	55	1	--	49	76	(30)	(56)	60	75
Total expenses	**507**	**498**	**2,216**	**1,983**	**322**	**283**	**70**	**126**	**(51)**	**(74)**	**3,064**	**2,816**
Share in the result of associates and subsidiaries	1	(3)	2	--	--	--	346	326	(340)	(279)	9	44
Operating profit before taxation	258	195	153	120	41	49	310	273	(346)	(279)	416	358
Taxes	54	44	40	26	14	15	(13)	(15)	(2)	--	93	70
Net profit	**204**	**151**	**113**	**94**	**27**	**34**	**323**	**288**	**(344)**	**(279)**	**323**	**288**

Additional information per segment

In € millions	SNS Bank		REAAL Verzekeringen Life		REAAL Verzekeringen Non-life		Group activities		Consolidation adjustments		Total	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Cash flow from operating activities	(2,252)	(2,925)	938	22	261	29	(47)	393	(197)	(335)	(1,297)	(2,816)
Cash flow from investment activities	207	458	(666)	194	(248)	17	4	297	25	(137)	(678)	829
Cash flow from financing activities	1,813	2,842	(3)	(50)	(8)	(47)	93	(639)	82	155	1,977	2,261

Secundary segmentation of SNS Bank

In € millions	Retail 2005	Retail 2004	Commercial 2005	Commercial 2004	Total 2005	Total 2004
Assets	49,151	43,035	3,947	4,207	53,098	47,242
Income	676	616	88	80	764	696
Interest income	561	534	34	37	595	571

Income statement for REAAL Verzekeringen

In € millions	Life 2005		Life 2004		Non-life 2005		Non-life 2004	
Technical account								
Premiums, net of reinsurance:								
- Gross premium income	1,443		1,372		346		317	
- Outward reinsurance premiums	21		18		23		21	
		1,422		1,354		323		296
Change in technical provision for unearned premiums and current risks:								
- Gross					(10)		2	
- Reinsurers' share					(4)		--	
						6		(2)
Investment income:								
- Investments for own account	516		589		29		29	
- Investments on behalf of policyholders	394		126		--			
		910		715		29		29
Payments / claims:								
- Gross	1,152		1,658		207		187	
- Reinsurers' share	18		15		26		14	
		(1,134)		(1,643)		(181)		(173)
Changes in provision:								
- Gross	719		(27)		19		22	
- Reinsurers' share	2		2		9		(1)	
		(717)		25		10		21
Profit-sharing and rebates		(79)		(63)		--		(2)
Operating expenses		(210)		(213)		(147)		(120)
Investment costs		(40)		(55)		(1)		--
Result technical account		**152**		**120**		**39**		**49**

In € millions	Non-life	
	2005	2004
Non-technical account		
Technical result, Life	152	120
Technical result, Non-life	39	49
Total technical result	**191**	**169**
Other income	5	11
Other expenses	(2)	(2)
Value adjustments to loans and advances	--	(9)
Operating profit before taxation	194	169
Taxes	54	41
Net profit	**140**	**128**

Analysis of life insurance premiums

In € millions	2005	2004
Regular premium policies		
Individual	796	713
Collective	63	66
	859	779
Single premium policies		
Individual	542	544
Collective	42	49
	584	593
Total premium income, life insurance	**1,443**	**1,372**

Analysis of non-life insurance technical result

In € millions	Total		Fire		Accident and health		Motor vehicles		Other sectors	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Earned gross premiums	356	315	101	90	22	16	166	162	67	47
Gross claims	187	165	47	35	2	5	98	101	40	24
	169	150	54	55	20	11	68	61	27	23
Reinsurance balance	(11)	(8)	(4)	(4)	(8)	(3)	1	--	--	(1)
	158	142	50	51	12	8	69	61	27	22
Operating expenses and profit-sharing	(148)	(122)	(45)	(39)	(5)	(5)	(68)	(62)	(30)	(16)
Operating result	**10**	**20**	**5**	**12**	**7**	**3**	**1**	**(1)**	**(3)**	**6**
Investment income	29	29	3	3	6	4	12	14	8	8
Technical result	**39**	**49**	**8**	**15**	**13**	**7**	**13**	**13**	**5**	**14**

Risk management SNS REAAL

1 Risk profile

SNS REAAL strives towards maintaining its moderate risk profile with a healthy balance between risk and return. The risk profile depends on the following factors:

- The focus on retail and retail-plus clients
- The focus on three core product groups
- The diversification within the portfolios
- The focus on the Netherlands
- The prudential reinsurance policy
- The bancassurance model
- The diversification within the distribution channels
- The limited risk with respect to the pension commitments

SNS REAAL believes that focusing on the consumer and small business market carries a lower risk than providing bancassurance services to large companies. Furthermore, SNS Bank's assets consist primarily of private mortgages, which have traditionally been known for their low credit losses in the Netherlands. The focus on a limited number of core product groups – mortgages, wealth creation and insurance – combined with the focus on a limited number of client groups and product standardisation has made business less risky than if we were to offer a more extensive range of products. Plus, our chief operations are relatively diversified thanks to the large number of limited exposures.

On top of this, the Netherlands has a well-developed economy with reasonably predictable and stable growth. SNS REAAL's management's long-standing focus on the Netherlands is therefore a positive factor. REAAL Verzekeringen's reinsurance policy restricts the losses from calamities to levels which fit in with SNS REAAL's moderate risk profile. Furthermore, interest rate fluctuations often have an opposite effect on the value development of the banking and insurance operations. The bancassurance model therefore provides a natural hedge against interest rate risks to a certain extent.

A lot is changing with respect to the distribution of financial services. New competitors are entering the retail market, both horizontal and vertical integration are taking place in the distribution field and business models are being modified. SNS REAAL is, however, hardly affected by this because it has a wide range of distribution channels and strategies. Furthermore, one of the strong points of the company is that it can capitalise rapidly on changes in the world around it.

Finally, SNS REAAL believes that the company's risk profile has benefited from making the SNS REAAL Pensioenfonds independent in 2005.

2 Risk management Bank

2.1 Credit risk

Credit risk is the risk of a debtor defaulting in whole or in part, or of its position deteriorating such that it has a negative impact on the company's results or net assets.

Credit risk profile of SNS Bank

SNS Bank recognises various types of credit risk. Of these, private mortgages (with an 85% share in terms of exposure) are by far the most important. In view of the good cover and low risks of default on these loans, the risk profile of the total credit portfolio of SNS Bank can be seen as very low.

Breakdown of SNS Bank's loan portfolio (gross amounts)

In € millions	31 December 2005	31 December 2004
Mortgage loans, SNS Bank	42,601	38,983
Commercial loans portfolio	2,176	2,188
Consumer credit	615	618
Bank counterparties (including derivatives)	5,033	2,548
Other assets (no lending operations)	2,673	2,906
Total	**53,098**	**47,243**

Credit management, SNS Bank retail credit portfolio
Consumer loans consisting of mortgage loans or consumer credit are accepted by the relevant authorised officers on the basis of an extensive system of acceptance standards and policy rules. The acceptance score models, partly developed within the Basel II framework, play a supporting role.

Credit management for established clients takes place at client level by actively monitoring and following up on delays in payment. A Portfolio Management Process is used for the effective management of credit risks at portfolio level and to prevent concentration risks. There are three parts to this process: definition of a target portfolio (for mortgages), monthly portfolio monitoring (including reporting) and portfolio adjustment. The instruments for adjusting the portfolio consist of pricing policy, acceptance and management policy, special offers (marketing) and product development.

Decisions on these adjustments are taken in the Price Risk Committee. The Committee manages the portfolio on the basis of a number of risk indicators, such as the 'infection rate' (the number of debtors or the lending volume in Special Management as a percentage of the total portfolio) and the 'Loan to Foreclosure Value' (illustrates the 'advance financing' by taking the total exposure as a percentage of the forced-sale value of the collateral).

The mortgage loans can be specified according to nature and security as follows:

In € millions	2005	2004
Residential property in the Netherlands		
- Mortgages ≤ 75% of value under foreclosure	21,990	21,422
- Mortgages > 75% of value under foreclosure	4,395	4,242
- Mortgages with Nationale Hypotheekgarantie	6,518	5,835
Securitised mortgages	7,585	5,517
Residential property outside the Netherlands	204	217
Other property in the Netherlands	1,909	1,750
Total	**42,601**	**38,983**

Credit management, SNS Bank commercial credit portfolio
Credit control at client level is implemented using the Credit Risk Management Information System, which uses a number of risk indicators each day to detect potential problems at an early stage. Risks are tracked at portfolio level on a quarterly basis using extensive reports on movements in the business credit portfolio. Besides the infection rate, the spread across the various industries is monitored in this report and adjusted where necessary.

The commercial portfolio is well spread across the various lines of business. 'Property lease and trade', which is good for one third of the portfolio, largely concerns the mortgage-backed financing of commercial real estate.

The commercial loans can be specified according to nature of the sector as follows:

In € millions	2005	2004
Public sector	468	313
Agriculture and horticulture, forestry and fishery	20	15
Industry	80	204
Service sector companies	1,124	1,367
Financial institutions	471	224
Other (mainly business-private)	628	683
Total	**2,791**	**2,806**

Credit management, SNS Bank banking counterparties
SNS Financial Markets conducts money and capital market transactions with various bank counterparties as part of its treasury and funding activities. This largely concerns short-term loans and derivative transactions to hedge against interest rate and exchange rate risks.

Credit risk of SNS Bank

The table below gives an indication of the credit risk of SNS Bank, based on the weighting percentages used in regular reporting to the DNB (Dutch central bank). Generally, these percentages are 0% for claims against or guaranteed by OECD governments, 20% for claims against or guaranteed by OECD banks, 50% for loans entirely and fully covered by mortgages and 100% for the other counterparties.

In € millions	Notional amount	Risk-weighted amount
Liquid assets	462	--
Banks	4,253	459
Loans and advances	45,225	18,521
Financial assets held for trade [1]	295	--
Investments available for sale	1,489	86
Other financial assets [1]	771	--
Associated companies	2	2
Intangible assets	12	9
Tangible fixed assets	154	154
Tax receivables	138	138
Other assets	29	29
Accrued assets	268	173
Subtotal of balance sheet items	53,098	19,571
Derivatives contract [1]	--	379
Off-balance products [2]	--	37
Solvency requirements for market risks	--	188
Total	**53,098**	**20,175**

[1]) The assets include derivatives contracts of € 771 million for hedging and € 144 million in other derivates. Of these, the risk-weighted assets amount to € 379 million.
[2]) Concerns irrevocable facilities and credit replacement guarantees of € 2,452 million. Of these, the risk-weighted assets amount to € 37 million.

SNS Bank special management

The timely engagement of the Special Management department is a vital part of the risk policy for retail and commercial clients. Should it emerge that a borrower is not able to fulfil their obligations to the bank, or if a borrower's financial position has deteriorated to the extent that they will be unable to fulfil their obligations in the near future, the borrower is passed to the Special Management department. Depending on the seriousness of the problem, this department, which is part of the Credit Risk Management, will implement measures to minimise the risk for the bank. Each quarter, the department also determines the level for the necessary provision and makes a recommendation to SNS Bank's Credit Committee to this extent.

2.2 Market risk

Market risk is the risk of market prices changing such that they have negative consequences for SNS Bank's results and net assets. Market prices include interest rates, the price of equities and exchange rates.

Fluctuations in the financial markets – interest rates, the price of equities and bonds, real estate prices, exchange rates – have an impact on SNS Bank's results and net assets.

Interest rate risk features prominently in SNS Bank's moderate risk profile. Interest rate risk is caused by differences in the interest rate sensitivity of the assets and liabilities on SNS Bank's balance sheet. For instance, assets on the bank balance generally have a longer duration than liabilities. Given this balance sheet structure, SNS Bank usually benefits from a decrease in interest rates. The duration of the shareholders' equity during 2005 fluctuated between 4 and 8. Because of the limited size of the portfolio, the market risk for SNS Bank's trading portfolio is low.

Market risk – SNS Bank's bank book

The interest rate risk in the bank's portfolio is measured, monitored and managed using duration, Value at Risk, Earnings at Risk and gapping analyses. These are used to make a comparative assessment between the risk and expected return on the interest rate position.

The duration of shareholders' equity is the primary indicator for interest rate risk. The bandwidth of this measure is between 3 and 8. This bandwidth is set each year. Risk/return factors and the short term and medium term forecast on interest rate trends are used for steering purposes within the bandwidth.

Value at Risk during 2005 did not exceed 12.5% of the fair market value of shareholders' equity. Earnings at Risk during 2005 did not exceed 8.7% of the budgeted gross interest income on a yearly basis. No additional measures were necessary during 2005 to adjust the position on the basis of Value at Risk and Earnings at Risk.

Proposal risk is the risk of the bank having to offer a lower interest rate if the interest rate drops between the moment of offering and furnishing. This risk is managed separately. Each month, the costs and the risk are used to decide whether or not to apply a hedge. In 2005, it was repeatedly decided not to hedge the proposal risk.

All of SNS Bank's foreign exchange positions are measured monthly and hedged on a structural basis.

VaR and EaR are both determined using a scenario analysis. Changes in the fair market value of shareholders's equity and changes in net interest income are determined for 10,000 scenarios for the underlying risk factors. With 99% reliability, VaR and EaR are equal to the 1% worst outcome of changes in the fair market value of shareholders' equity and changes in the net interest income, respectively.

Market risk – SNS Bank's trading portfolio

Because of its small trading portfolio, SNS Bank runs only a limited market risk with it; this risk is calculated each day and managed via a system of limits.

Interest typical maturity calendar of SNS Bank

Aside from equity duration, Value at Risk and Earnings at Risk, use can also be made of the net (assets less liabilities) nominal amounts due per interest rate period in a gap profile. The table below illustrates the interest typical maturity calendar of SNS Bank on the basis of the contractual maturity.

In € millions	≤ 1 month	> 1 month ≤ 3 months	> 3 months ≤ 1 year	> 1 year ≤ 5 years	> 5 years	Total
31 December 2005						
Assets						
Cash and cash equivalents	597	--	--	--	--	597
Loans and advances to credit institutions	3,199	828	92	--	--	4,118
Loans and advances to customers	12,626	1,942	8,168	12,908	9,747	45,392
Derivatives	182	278	138	203	114	915
Interest-bearing securities	48	1	185	697	661	1,592
Non-interest-bearing assets	484	--	--	--	--	484
	17,136	**3,049**	**8,583**	**13,808**	**10,522**	**53,098**
Liabilities and equity						
Amounts due to credit institutions	2,253	650	200	--	--	3,103
Amounts due to customers	4,747	2,558	5,100	4,720	2,702	19,827
Derivatives	136	332	146	164	161	939
Debt certificates	2,035	7,461	3,285	7,591	5,093	25,465
Participation certificates and subordinated debts	--	290	5	8	847	1,150
Shareholders' equity	1,440	--	--	--	--	1,440
Non-interest-bearing liabilities	1,174	--	--	--	--	1,174
	11,785	**11,291**	**8,736**	**12,483**	**8,803**	**53,098**
Interest sensitivity gap (assets - liabilities)	**5,351**	**(8,242)**	**(153)**	**1,325**	**1,719**	**--**

In € millions	≤ 1 month	> 1 month ≤ 3 months	> 3 months ≤ 1 year	> 1 year ≤ 5 years	> 5 years	Total
31 December 2004						
Assets						
Cash and cash equivalents	829	--	--	--	--	829
Loans and advances to credit institutions	1,655	611	212	--	--	2,478
Loans and advances to customers	11,525	1,806	7,825	13,513	7,120	41,789
Derivatives	14	19	10	15	12	70
Interest-bearing securities	31	4	27	1,139	404	1,605
Non-interest-bearing assets	472	--	--	--	--	471
	14,526	**2,440**	**8,074**	**14,667**	**7,536**	**47,242**
Liabilities and equity						
Amounts due to credit institutions	1,425	541	330			2,295
Amounts due to customers	4,349	2,164	4,529	4,706	2,152	17,900
Derivatives	4	9	5	6	4	28
Debt certificates	2,626	5,953	2,935	6,052	5,632	23,198
Participation certificates and subordinated debts	50	240	5	8	864	1,167
Shareholders' equity	1,313	--	--	--	--	1,313
Non-interest-bearing liabilities	1,341	--	--	--	--	1,341
	11,108	**8,907**	**7,804**	**10,772**	**8,652**	**47,242**
Interest sensitivity gap (assets - liabilities)	**3,418**	**(6,467)**	**270**	**3,895**	**(1,116)**	**--**

Effective interest SNS Bank

The table below gives an indication of the average effective interest rate percentages of SNS Bank with respect to monetary financial instruments not stated at fair value through the profit and loss account.

In percentage terms	31 December 2005	31 December 2004
Assets		
Investments held for sale	4.0%	5.3%
Mortgage loans	4.2%	5.2%
Consumer loans	9.2%	9.1%
Commercial loans	7.5%	6.7%
Loans and advances to credit institutions	1.5%	1.6%
Liabilities and equity		
Savings	3.1%	3.3%
Other amounts due to customers	3.5%	3.4%
Amounts due to credit institutions	1.5%	1.4%
Debt certificates	3.1%	3.9%
Participation certificates and subordinated debts	5.0%	5.2%

The table below gives an indication of the foreign currency position of SNS Bank.

In € millions	Balance sheet debit	Balance sheet credit	Net	Derivatives
US dollar	247	1,589	(1,342)	1,338
Japanese yen	74	140	(66)	66
Pound sterling	553	493	60	(60)
Swiss franc	32	--	32	(32)
Canadian dollar	5	65	(60)	65
Australian dollar	--	784	(784)	784
Other	450	742	(292)	292
Total	**1,361**	**3,813**	**(2,452)**	**2,453**

The terms of the hedged position and the derivatives in the context of foreign currency are the same.

2.3 Liquidity risk

Liquidity risk is the risk that funding and cash and cash equivalents are completely or partly unavailable such that the company cannot meet its financial obligations in the short term.

SNS Bank pays ample attention to the management of liquidity risk so that the group has sufficient reserves at its disposal and always remains able to meet its financial obligations.

The liquidity management is such that the effects of banking-specific stress factors – such as tension in the money and capital markets – can be absorbed.

SNS Bank is the largest borrower within SNS REAAL. The bank has a broad investor base, an extensive range of financing instruments and unhindered access to the international money and capital markets. Maturity of the financing was extended in 2005, as a result of which the maturity of the assets and liabilities are better geared to each other. In this context, the organisation benefited from the historically low credit spreads.

The liquidity risk policy of SNS Bank has four elements:

1 Liquidity management assuming a going concern basis
2 Diversification in the funding portfolio
3 Liquidity of assets
4 Planning for unforeseen events

In the first place, SNS Bank's liquidity risk management is founded on the composition of its funding portfolio as a going concern. The daily cash management activities of the central treasury are in line with the operational requirements of SNS Bank and take place in accordance with the supervisory guidelines in this field.
In the second place, SNS Bank strives towards diversification of the funding portfolio with respect to maturity, instrument, currency and type of investor.
In the third place, SNS Bank has a broad portfolio of quickly convertible assets, such as government bonds. Furthermore, SNS Bank is able to securitise or sell a major part of the mortgage portfolio within a year.
In the fourth place, SNS Bank performs a stress test across the bank each six months in which the contingency planning, or rather the planning for unforeseen events, plays an important role. The tests cover various risks with the emphasis on liquidity risk. The plan based on the results contains scenarios with alternatives for refinancing should sudden changes take place in the business activities or on the international financial markets.

Management of the liquidity risk

The liquidity risks are also managed on the basis of the net (assets less liabilities) nominal amounts due per interest rate period in a gap profile. The table below represents the gap profile of SNS Bank at the end of December 2004 and 2005.

In € millions	≤ 1 month	> 1 month ≤ 3 months	> 3 months ≤ 1 year	> 1 year ≤ 5 years	> 5 years	Total
31 December 2005						
Assets						
Loans and advances to credit institutions	3,663	338	88	22	7	4,118
Mortgage loans to customers	--	1,109	29	344	41,119	42,601
Other loans and advances to customers	1,347	46	171	522	705	2,791
Derivatives	11	32	126	370	376	915
Interest-bearing securities	127	7	22	684	752	1,592
Non-interest-bearing assets	1,081	--	--	--	--	1,081
	6,229	**1,532**	**436**	**1,942**	**42,959**	**53,098**
Liabilities and equity						
Amounts due to credit institutions	462	252	205	662	1,522	3,103
Savings	10,894	80	140	432	787	12,333
Other amounts due to customers	6,280	94	93	367	660	7,494
Derivatives	79	24	73	444	319	939
Debt certificates	--	8,964	1,697	10,524	4,280	25,465
Participation certificates and subordinated debts	--	--	--	137	1,013	1,150
Shareholders' equity	1,440	--	--	--	--	1,440
Non-interest-bearing liabilities	1,174	--	--	--	--	1,174
	20,329	**9,414**	**2,208**	**12,566**	**8,581**	**53,098**
Net liquidity gap	**(14,100)**	**(7,882)**	**(1,772)**	**(10,624)**	**34,378**	**--**
31 December 2004						
Assets						
Loans and advances to credit institutions	1,938	273	229	30	8	2,478
Mortgage loans to customers	--	774	28	340	37,841	38,983
Other loans and advances to customers	1,446	68	189	516	587	2,806
Derivatives	70	--	--	--	--	70
Interest-bearing securities	--	74	4	546	981	1,605
Non-interest-bearing assets	1,300	--	--	--	--	1,300
	4,754	**1,189**	**450**	**1,432**	**39,417**	**47,242**
Liabilities and equity						
Amounts due to credit institutions	137	384	271	809	694	2,295
Savings	9,180	155	243	550	845	10,973
Other amounts due to customers	3,752	291	174	329	2,381	6,927
Derivatives	28	--	--	--	--	28
Debt certificates	--	7,525	1,249	9,559	4,865	23,198
Participation certificates and subordinated debts	--	--	--	144	1,023	1,167
Shareholders' equity	1,313	--	--	--	--	1,313
Non-interest-bearing liabilities	1,341	--	--	--	--	1,341
	15,751	**8,355**	**1,937**	**11,391**	**9,808**	**47,242**
Net liquidity gap	**(10,997)**	**(7,166)**	**(1,487)**	**(9,959)**	**29,609**	**--**

3 Risk management for insurance operations

3.1 Insurance risk

The insurance risk is the risk of the volume and timing of cash outflows in connection with material risks such as mortality, invalidity, non-life claims or insurance behaviour falling short of expectations.

REAAL Verzekeringen's portfolio has a low risk profile. The portfolio is well spread for life insurance and non-life insurance alike with the focus on the retail and business markets in the Netherlands.

Risk policy
REAAL Verzekeringen limits its interest risk with a system of strict procedures and criteria for product development, acceptance and provisioning. If accepted, unsuitable risks or risks which exceed preset limits are reinsured.
A panel consisting of management representatives and the Management Accounting and Actuarial departments regularly monitor the portfolio's development. This includes analysing the development of premiums and loss ratios per sector.

Principles for determining the insurance risk
The provision for life risks is based on principles used to calculate the premiums, taking account of market-specific assumptions in the Netherlands and the cost level of the insurance operations. If the premium calculation principles are not sufficient, a surcharge is added to the relevant provisions.

3.1.1 Life insurance risk

Composition of life insurance portfolio
REAAL Verzekeringen's life insurance portfolio contains individual and collective insurance policies, both of which are sold as policies with cash benefits (traditional policies) and with payment in units (investment or unit-linked insurance policies). REAAL Verzekeringen's focus within its individual life insurance portfolio is on unit-linked policies, mortgage-related endowment policies and the pension and annuity insurance policies with a regular endowment.

Co-insurance
REAAL Levensverzekeringen has concluded a number of contracts in co-insurance with one or more insurance companies. In general, the risk estimates are based on information provided by the administrating company. An extra risk is run because the co-insurers are each jointly and severally liable for the total commitments. If a co-insurer withdraws, the commitments are transferred to the remaining co-insurers.

Investment risk and interest rate guarantees
With traditional policies, the insurer bears the investment risk of how much the contract will pay out. In the case of benefits, REAAL Verzekeringen pays the policyholder a predetermined amount in euros. This contrasts with unit-linked contracts, where the insurer does not run a risk on the amount paid out. After all, this insured amount is unit-linked and depends on the value of the funds in which the units have been invested.
The policyholder pays a regular or single premium for both kinds of policies.

Interest rate guarantees have been issued for a number of investment-linked insurance policies. A guaranteed return on the maturity date applies to the individual investment-linked insurance policies with guarantee. In the intervening period, the technical provision is at least equal to the investment increased by the guarantee rate, after deduction of the withdrawals for costs and risk premiums.
In the case of collective separated accounts, the contracting party bears the investment risk in principle. On the closing date of the contract, however, there should at least be a provision for accrued rights on the basis of the contract principles. To compensate for investment losses (up to a certain amount), an equalisation provision was formed from premium surcharges for a number of contracts.

In € millions	Premium	Insured capital	Insured Interest	Provision for insurance commitments	Risk capital
REAAL Levensverzekeringen portfolio					
Individual policies in money	**418**	**32,413**	**287**	**7,376**	**26,796**
Endowment mortgage	213	11,151	7	2,225	8,961
Annuity	6	--	250	1,506	239
Risk	64	13,794	14	187	13,606
Traditional savings	92	5,018	16	2,637	2,269
Funeral insurance	43	2,448	0	821	1,722
Individual policies in investment units	**464**	**18,684**	**8**	**2,935**	**20,011**
Group policies in money	**47**	**486**	**362**	**1,203**	**2,877**
Group contracts in investment units	**22**	**19**	**228**	**526**	**1,128**
Reinsurance risk	**(4)**	--	--	--	**(1,344)**
Proportional reinsurance	**(14)**	**(635)**	**(3)**	**(196)**	**(681)**
Total	**933**	**50,967**	**882**	**11,844**	**48,787**

') Balance of premiums plus 10% of the single premiums (extrapolated on an annual basis).

Insurance technical risks for the life insurance portfolio
A life insurance policy entitles the policyholder to death benefits and/or an endowment.

The most significant risk of life insurance policies is the mortality risk. The mortality risk indicates the death benefit risk of the policyholder passing away (short-life risk). In the case of an endowment, the mortality risk for REAAL Verzekeringen is that the policyholder might pass away later than expected (long life risk).

Other insurance technical risks for the life insurance portfolio are risks associated with the insurance behaviour of policyholders, such as lapse and early surrender (termination of the policy before the maturity date), conversion into a paid-up policy (the policyholder terminates the periodic premium payment before the maturity date) and invalidation or revalidation (the policyholder becomes incapacitated for work).

With life insurance policies, concentrations of risks occur in the case of collective contracts. The participants under a collective contract often work at the same location or undertake joint activities. Such concentrations of risks are partly hedged in 2006 with reinsurance. The loss from one event that exceeds € 15 million and which relates to more than three people is reinsured up to € 15 million. For more information see section 3.1.3 'Insurance risk reinsurance'.

Controlling the risks for the life insurance portfolio
The trends in the mortality and maturity insurance technical risks are regularly reviewed. The results of these reviews are used for setting rates and acceptance conditions and measuring the value of the life insurance policies. When reporting, the adequacy of the technical provision is determined in accordance with the demands of IFRS and requirements of De Nederlandsche Bank.
For an explanation of the control of the investment and interest rate risk: see section 3.2 'Market risk'.

Liability Adequacy Test
It should be pointed out that the technical provision for insurance commitments is based on the premium calculation principles for interest and mortality. The size of this provision therefore does not follow the actual developments in these principles. By regularly performing a Liability Adequacy Test (LAT), REAAL Verzekeringen monitors the adequacy of the technical provision for insurance commitments. The results of the LAT can be seen as a minimum provision. At the moment, the technical provision for insurance commitments is well above the minimum provision calculated for the LAT. The LAT is based on current estimates of contractual cash flows. The level of the LAT is particularly sensitive to changes in the discount rate. The LAT is therefore performed on a fixed actuarial interest rate of 3% as well as on the 3% and 4% prescribed by De Nederlandsche Bank. With an actuarial interest rate of 3%, the technical provision for insurance commitments is also well above the LAT provision. Since the long-life risk has a much lower share in the portfolio than the short-life risk, the sensitivity for mortality is not quantified further.

3.1.2 Non-life insurance risk

Composition of non-life insurance portfolio
The emphasis of REAAL Verzekeringen's non-life insurance portfolio is on four main segments: Accident and Health, Fire, Motor Vehicles and Other. The acquisition of the portfolio from Nieuwe Hollandse Lloyd in September 2005 has increased the number of policies in the Transport segment, even though its share in the total portfolio remains small.

Co-insurance
With the acquisition of Nieuwe Hollandse Lloyd, REAAL has entered the co-insurance market. Nieuwe Hollandse Lloyd underwrites risks on the Rotterdam insurance exchange within the Fire, Transport (including Marine) and Miscellaneous Risks sectors. REAAL has decided to actively continue the co-insurance portfolio.

Catastrophe
REAAL reinsures its catastrophe claims resulting from storms and terrorism (see section 3.1.3 'Insurance risk reinsurance'). Catastrophes arising from acts of violence, nuclear incidents or flooding are excluded under the policy conditions.

Premium and non-life provision
The total gross premium income of REAAL Schadeverzekeringen (including Proteq) in 2005 amounts to € 347 million (2004: € 317 million). The premium for 2005 referred to includes the Nieuwe Hollandse Lloyd premium during the period from 20 September to 31 December 2005 amounting to € 21 million. In 2005, € 24 million in reinsurance premium was paid. This is 6.8% of the gross premium income (2005, excluding NHL: 6.5%, 2004: 6.6%). The gross Non-life provision at year-end 2005 amounts to € 513 million (year-end 2004: € 327 million). The amounts referred to here are always before reinsurance and exclude the incoming 'IPAP' reinsurance contract. For more information about the IPAP contract and about own retention and shares of reinsurance per sector: see section 3.1.3 'Insurance risk reinsurance'.

Gross premium income (2005)


28%
6%
17%
47%
2%
Accident and Health
Fire
Transport

Gross Non-life provision (year-end 2005)


22%
25%
10%
7%
36%
Motor vehicles
Other

The diagrams above illustrate the distribution of the gross premium and the gross non-life provisions across the various sectors. The premium volume and the non-life provision for the smallest sector, Transport, originate almost entirely from the NHL portfolio acquired in September 2005. The diagrams clearly illustrate the long-term non-life obligations from disability insurance policies: compared to the small share represented by the Accident and Health sector in the total premium, there is a relatively large non-life provision. The reverse applies for the Fire sector. Due to the rapid settlement of fire claims, this sector, which is worth a quarter of the premium income, only represents a small part of the total non-life provision.

Technical insurance risks non-life insurance portfolio
The technical insurance risk for REAAL Verzekeringen's non-life insurance portfolio is primarily concentrated on covering the risk of liability claims (including bodily injury), catastrophe claims and occupational disability claims.

- Motor vehicle injury liability
  Motor vehicle liability is the third-party insurance to cover bodily injury following a road traffic accident. REAAL Verzekeringen sells this product through all its distribution channels.
- Liability
  REAAL Verzekeringen offers liability insurance to both private individuals and the business sector; the latter can include professional liability. REAAL Verzekeringen sells this product through all its distribution channels.
- Occupational disability
  The occupational disability cover in the portfolio of REAAL Verzekeringen includes cover for both self-employed people (first-year and second-

year risks) and employees. The latter group mainly concerns additional cover to the Disablement Insurance Act (WAO) and its successor, the Work and Income According to Labour Capacity Act (WIA).

- Fire and other damage to property
  The REAAL Verzekeringen fire insurance offers policyholders financial cover against damage to their property and material consequences of business interruptions as a result of the loss incurred.

Fraud risks non-life insurance portfolio

From a risk perspective, fraudulent claims are defined as claims submitted by policyholders for non-events or claims in which the extent of damage is exaggerated. Fraud supervision has been localised at the various departments, such as Acceptance, Claims and Claims Handling. Fraud prevention and detection efforts were intensified in 2006 such as by setting up a separate Fraud department.

Controlling the risks for the non-life insurance portfolio

The focus on the retail and business markets has led to a portfolio characterised by diversification across various segments and sub-segments, on the one hand, and the similarity in the type of insured risks, on the other. The portfolio has a relatively low variability in the technical results. The risk of the REAAL Verzekeringen non-life portfolio is geographically concentrated in the Netherlands.

Realised claims with a run-off of more than one year

For the run-off of the realised claims, REAAL Verzekeringen has specialised departments for bodily injury claims. The experts in these departments handle claims on an 'item-by-item' basis, make estimates on the size of the claim and monitor progress on claims-handling. Claims that are characterised by a run-off of more than one year are occupational disability claims, bodily injury claims and liability claims.

REAAL Schadeverzekeringen has occupational disability benefits in payment from the individual and the collective portfolio. The table below provides a summary of the key figures for the regular occupational disability benefits provision at year-end 2005. Due to the earn-out scheme agreed with Ergo, the provisions from the former NHL portfolio are not included below.

Features of the Provision for Regular Disability Benefits (Voorziening Periodieke uitkeringen AOV)

In € thousands	Individual	Semi-collective	Total
REAAL Schadeverzekeringen (exclusive NHL)			
Provision for Regular Benefits	7,563	4,477	12,040
Number of benefit disbursements	125	149	274
Average insured annual interest	11.0	2.5	6.4
Average age (years)	51	50	50
Average expected residual duration of payment (years)	7.8	13.0	10.7
Maximum run-off term of old age pension benefits (AO) interest amounts (years)	35	36	36

The other claims with a run-off longer than one year concern bodily injury and liability claims. These risks are much more diverse than the occupational disability risks; this also applies to the expected duration of the payment for the claims. Since 2004, the policy of REAAL Schadeverzekeringen with respect to the settlement of these claims has been tightened and now aims for the settlement of claims within five years. In 2005, a start was made with the 'accelerated' settlement of claims from old claim years up until 1997. This has resulted in the settlement of a large number of files that have already been open for some time. The table below provides a summary of the insured claims with a date of origin in the claim years from 1998 to 2005 at year-end 2005.

Features of provision for other claims with run-off of more than one year

In € thousands	Claim years 1998 - 2005			
	Motor injury	Liability insurance for the commercial sector	Liability insurance for individuals	Total
Regional portfolio (insurance agents - ATP), REAAL Schadeverzekeringen (exclusive NHL)				
Claim payments	72,457	26,271	4,427	103,155
Claims provision (file + IBNR)	48,369	5,568	4,233	58,170
Total claim costs (gross, including IBNR provision)	120,826	31,839	8,660	161,325
Average claim costs (gross, including IBNR provision)	12.1	0.5	2.5	2.2
Number of claims	10,021	58,523	3,433	71,977

Development claims history 2005

In € thousands	Provision per 1-1-2005	Payments in 2005	Provision per 31-12-2005	On balance release/run-off
REAAL Schadeverzekeringen N.V. (after reinsurance, excluding participations in pools and funds, excluding incoming reinsurance)				
2005				
Claim years:				
- 2001 and prior	73,209	12,868	53,496	6,845
- 2002	22,400	366	20,875	1,159
- 2003	25,577	4,473	19,513	1,591
- 2004	49,381	11,498	27,184	10,699
Total to the end of 2004	170,567	29,205	121,068	20,294
Total 2005		101,125	47,591	
Total Net		**130,330**	**168,659**	

	Provision per 1-1-2004	Payments in 2004	Provision per 31-12-2004	On balance release/run-off
2004				
Claim years:				
- 2000 and prior	70,824	14,221	54,695	1,908
- 2001	23,673	3,184	18,172	2,317
- 2002	29,036	3,002	22,400	3,633
- 2003	62,429	17,460	25,165	19,804
Total to the end of 2003	185,962	37,868	120,431	27,662
Total 2004		104,750	48,715	
Total Net		**142,618**	**169,147**	

Adequacy of the non-life provisions

The REAAL Verzekeringen actuarial department regularly performs a quantitative test on the adequacy of the non-life provisions that have been formed. This test makes use of stochastic modelling, which also includes inflation and discounting. At year-end 2005, part of the portfolio of REAAL Schadeverzekeringen (the provincial portfolio) and the non-life portfolio of Proteq were tested in this way.

Moreover, this stochastic testing is supplemented with the assessment of the positive run-off results and the effects of the provisions policy on the size of the provision. Whether the claim provisions are at an adequate level becomes apparent from the combination of the testing elements.

The Provision for Regular Payments for the occupational disability claims is based on the premium calculation principles for interest, revalidation and mortality. The size of this provision therefore does not follow the actual developments in these principles. By regularly performing an adequacy test on the current accounting policies, REAAL Verzekeringen safeguards the adequacy of the Provision for Regular Benefits. The results of the Liability Adequacy Test can be seen as a minimum provision. At year-end 2005, the Provision for Regular Payments is above the minimum provision calculated on the basis of the Liability Adequacy Test.

3.1.3 Insurance risk Reinsurance

Reinsurance policy

The reinsurance for REAAL Life and REAAL Non-life is realigned with SNS REAAL's risk appetite each year. Reinsurance cover takes shape on the basis of the outcomes of the risk analyses on the various portfolios. This includes looking at the effect of reinsurance on solvency, desired return and profitability.

Aside from its regular portfolio protection, REAAL Non-life also has a catastrophe contract for covered natural forces (storm, hail) and accumulation within the fire insurance portfolio (e.g. on account of the fireworks explosion in Enschede). The risk of terrorism is reinsured via NHT, the Dutch reinsurance company for terrorism claims.

Reinsurance REAAL Leven

REAAL Verzekeringen's life insurance portfolio has seen strong growth in premium income, insured capital and profitability. Research was done into the risk profile of the insurance portfolio in 2005, on the basis of which it has been decided to increase own retention. This should be put into effect with the installation of a completely new reinsurance programme in 2006.

Controlling claim run-off

REAAL Verzekeringen has a special department for handling claims, including claims in respect of bodily injury. This department handles claims on an item-by-item basis, makes estimates on the size of the claim and monitors progress on claims-handling.

In € thousands		2003	2004	2005	2006
Own retention REAAL Levensverzekeringen					
Cover:					
- Mortality (risk capital)	per risk	400	400	400	1,000
- Occupational disability (annual interest)	per risk	20	20	20	35
- Catastrophe	per occurrence*	15,000	--	--	15,000

*) Cover for catastrophe risk in 2003, first six months only

Reinsurance REAAL Schade

The non-life insurance operations in recent years have increased REAAL's own retention under the reinsurance contracts to a level that does justice to the size of the various portfolios. The increased size, the greater financial strength and the favourable development of the result justify this extension of the risk tolerance.

In € thousands		2003	2004	2005	2006
Own retention REAAL Schadeverzekeringen					
Cover:					
- Fire	per risk	500	700	700	700
- Motor vehicle liability	per risk	1,200	1,200	1,200	1,200
- Personal/business liability	per risk	500	500	500	500
- Accidents	per risk	150	300	300	300
- Occupational disability (annual interest)	per risk	8	8	8	35
- Catastrophe	per occurrence	15,000	15,000	20,000	25,000

The graphs below illustrate the share of the reinsurance premium in the total premium income in the 2005 financial year and the reinsurers' share in the paid gross non-life provision at year-end 2005. The figures for the Accident and Health sector exclude the IPAP contract. The IPAP contract is explained in more detail below.

Premium income 2005
share reinsurer


%
100
80
60
40
20
0
Accident and Health
Fire
Transport
Motor vehicles
Other
Own account
Reinsurance

Non-life provision year-end 2005
share reinsurer


%
100
80
60
40
20
0
Accident and Health
Fire
Transport
Motor vehicles
Other
Own account
Reinsurance

REAAL Schadeverzekeringen has an active policy on where to reinsure its contracts. A distinction is drawn between the panel of reinsures for the property programme (fire and catastrophe) and the casualty programme (car, liability and accidents). The claim settlement in the casualty programme is characterised by a long processing time. Due to this long-term character, the continuity of the panel is the point of departure during the placing of this programme.

Incoming reinsurance: IPAP contract
The IPAP contract is an incoming reinsurance contract for disability insurance related benefits. In this respect, Proteq acts as reinsurer of Loyalis. The contract has not been extended since 2004 and is now in a run-off phase. The premium in 2005 is therefore nil. The gross non-life provision at year-end 2005 amounts to € 145.6 million, after retrocession the provision amounts to € 56.2 million.

3.2 Market risk

When changes occur in the financial markets, REAAL Verzekeringen is exposed to market risk if changes in the value of investments (equities, real estate, fixed-income) do not keep pace with the value of its liabilities.

3.2.1 Interest rate risk

Interest rate risk occupies an important position in the market risk profile of REAAL Verzekeringen, especially for Life insurance. Interest rate risk occurs when the fixed-income assets and liabilities are not fully matched. Interest rate risks are expressed in changes in the result and/or financial position if the market interest rate fluctuates.

There can be two major causes for the fixed-income assets and liabilities not being matched:

- Differences in maturity between the investments and the commiments. The investments of REAAL Verzekeringen have an average maturity of 12 years. However, the average maturity of the commitments is 18 years. This difference in maturity introduces a reinvestment risk: upon maturity of the investments, reinvestments should be made until the maturity of the commitments. The future return on this reinvestment is not yet known, whereas the return promised to policyholders is fixed until maturity.
- Conditional commitments to the policyholders. Under some of its policies, REAAL Verzekeringen makes an additional payment to policyholders on top of the guaranteed return, which depends on the income of a particular investment portfolio. As at balance sheet date, these commitments are not offset by investments offering the same combination of guaranteed commitment and conditional commitment.

In € billion	2005
Insurance for own risk REAAL Insurance	
With conditional commitments	3.4
Without conditional commitments	3.0

This excludes savings amounts totalling € 2.2 billion.

The main quantification of interest rate risks is done by means of duration analyses, scenario analyses and economic capital calculations.

A significant variable in the management of the interest rate risk is the duration of the shareholders' equity. This duration measures the percentage change in the market value of shareholders' equity with a parallel shift of the interest rate curve by one base point. REAAL Verzekeringen does not include the investments and commitments that are almost matched in its analysis. This includes endowments policies accrued under endowment mortgages and the portion of the balance sheet kept on behalf of policyholders. REAAL Verzekeringen regularly adapts the duration of shareholders' equity to its interest rate forecast and risk budget by means of swaps within the fixed-income investment portfolio and with the aid of interest rate swaps.

Using a scenario analysis, the effect of changes in the market interest rate on the result, equity and solvency is regularly reviewed. The table below illustrates the effect of interest rate changes of 1% as at balance sheet date (indicative).

In € millions	Shareholders' equity	EU solvency	Fair value Shareholders' equity
REAAL Verzekeringen's interest rate sensitivity as at balance sheet date			
Interest rate +1%	-200	none	+19
Interest rate -1%	+200	none	-185

For the definition of fair value, please see section 4.

The effect of the interest changes stated above on the result is negligible.

The summary below illustrates the effective accounting interest rate percentages of the financial assets and liabilities of REAAL Verzekeringen as at balance sheet date:

In percentages	2005	2004
Financial assets (not measured at fair value through profit and loss)		
Investments for own account and risk:		
- Held to maturity	4.4%	4.3%
- Available for sale (excluding shares)	5.5%	3.4%
- Loans and receivables	6.5%	6.6%
Loans and advances to clients and credit institutions	0.0%	0.0%
Cash and cash equivalents	0.1%	0.5%
Financial obligations at amortised cost		
Subordinated debts	5.6%	7.9%
Technical insurance provisions for own account and risk	4.2%	4.0%
Amounts owed to clients and credit institutions	0.0%	0.0%
Debt certificates	0.0%	0.0%

Insurance policies on behalf of policyholders

The insurer basically does not bear any interest rate, price, currency or credit risk for insurance policies where policyholders bear the investment risk. The volume of this category of policies amounts to € 3.4 billion. However, in a number of cases the insurer has issued minimum guarantees, as a result of which these contracts also present interest rate, price and currency risks for the account and risk of the insurer. Approximately € 702 million of the € 3.4 billion provision referred to here relates to policies for which REAAL Verzekeringen has issued some form of guarantee. When REAAL Verzekeringen has to honour these guarantees, it takes the corresponding expenses to the income statement.

In € billion	2005
Insurance policies on behalf of policyholders	
Without guarantee	2.8
With guarantee	0.7

3.2.2 Equity and property risk

The value of REAAL Verzekeringen's equity investments at year-end 2005 was € 1.118 million. These equity investments are spread across the European, Americas and Far East regions.

REAAL Verzekeringen regularly assesses the effect that changes on the equity and property market has on the result, equity and solvency. The table below shows the results of this analysis as at balance sheet date (indicative).

In € millions	IFRS Shareholders' equity	EU solvency
Result of the scenario analysis of equity and property changes		
Equities +10%	+76.5	+15%
Equities -10%	-76.5	-15%
Property +10%	+13.8	+3%
Property -10%	-13.8	-3%

3.2.3 Currency risk

The currency risk for REAAL Verzekeringen arises through a combination of investments and obligations in foreign currency that do not net on zero.

As far as the fixed interest investments are concerned, REAAL Verzekeringen pursues the policy that no currency risk is allowed. The currency risk on fixed-income securities denominated in foreign currency are therefore hedged at micro level (= at the level of individual bonds) with the aid of currency swaps.

Currency risks also present themselves in the equity investments of REAAL Verzekeringen. 75% of this currency risk is structurally hedged with the aid of exchange forward contracts.

The table below gives an indication of the foreign currency position of REAAL Verzekeringen as at balance sheet date.

In € millions	Balance sheet debit	Balance sheet credit	Net	Derivatives
Currency positions of REAAL Verzekeringen				
US dollar	471	36	435	(368)
Japanese yen	57	--	57	(41)
Pound sterling	179	7	172	(125)
Swiss franc	19	--	19	--
Australian dollar	--	13	(13)	--
Other	35	12	23	--
Total	**761**	**68**	**693**	**(534)**

Using scenario analyses, the effect that changes on the currency markets have on the result, equity and solvency are regularly reviewed. The table below shows the results of these analyses as at balance sheet date (indicative).

In € millions	Shareholders' equity	EU solvency
Currency +10%	+9.5	+2%
Currency -10%	-9.5	-2%

3.3 Credit risk

REAAL Verzekeringen recognises various types of credit risk. The most important of these is the credit risk in the investment portfolio and in the loan portfolio to intermediaries. The mortgage loans of REAAL Verzekeringen are properly covered and have a relatively high age. As a result, the chance of default is low; therefore, the risk profile of the mortgage portfolio of REAAL Verzekeringen can be seen as very low.

Tasks, authorisations and responsibilities are determined for officers and committees (with stepped decision-making powers) per credit risk class. These are set down in the policy documents for each credit risk class.

In € millions	31 December 2005	31 December 2004
Breakdown of REAAL Verzekeringen's credit portfolio		
Fixed-income investment portfolio with credit risk	2,884	2,808
Loans to intermediaries	50	63
Mortgage loans (excluding savings amounts)	986	987
Receivables from reinsurance companies	371	299
	4,291	**4,157**

Credit risk management in the fixed-income investment portfolio of REAAL Verzekeringen
The credit risk in the fixed-income investment portfolios of REAAL Verzekeringen is the risk that the issuing institution of a bond or a debtor in a private loan can no longer meet their obligations. The strategic scope of the different categories of creditworthiness in the fixed-income portfolio is determined within an ALM context and documented in mandates with the asset managers. There are regular checks and reports on whether the asset managers comply with the mandates.

The fixed-income investment portfolios of REAAL Verzekeringen only work with European and US debtors, with no single debtor representing an interest of more than 10% in the fixed-income investment portfolio. Exceptions allowed to this rule concern investments in loans to states considered by the market to have top-ranking creditworthiness.

The summary below illustrates the spread of the fixed income investments across the different categories of creditworthiness as at balance sheet date (excluding mortgages).

In € millions	2005	2004
Credit spread of fixed-income investments of REAAL Verzekeringen		
AAA/AA fixed income	1,514	1,472
A/BBB fixed income	1,242	1,183
High Yield fixed income	128	153

Credit risk management in the portfolio of loans to intermediaries
REAAL Verzekeringen manages credit extension to intermediaries through a credit committee and by using strict testing criteria upon acceptance.

Credit risk management in the mortgage portfolio
REAAL Verzekeringen faces a limited credit risk on its mortgage portfolio. The redemption of a large portion of the mortgages is in fact guaranteed by the Dutch national mortgage guarantee (Nationale Hypotheek Garantie). In addition, the rise in the prices of houses in recent years has significantly increased their execution value. In the case of default, the insurer will usually be able to collect its entire debt by foreclosing.

Credit risk management with respect to receivables from reinsurance companies
REAAL Verzekeringen uses a panel consisting of a fixed group of leading reinsurance companies with a minimum rating of A+ for reinsuring vehicle third-party and the liability policies. For the reinsurance of fire and catastrophes, reinsurance companies with a minimum rating of A- are used.

3.4 Liquidity risk

Reaal Verzekeringen must have adequate cash resources to pay out claims arising from the insurance portfolio. The liquidity risk at REAAL Verzekeringen is very limited, because the nett cash flows from investments and insurance liabilities for the coming ten years are positive.

4 Hedging en hedge accounting

Financial institutions make use of derivatives to hedge undesirable market risks on an economic basis. Under IFRS, derivatives must be carried at market value on the balance sheet and the changes in market value must be included in the income statement irrespective of the valuation method for the position or the instrument that is hedged. This entails potential volatility in the IFRS result. Hedge accounting is used to eliminate this volatility as much as possible. Derivatives are linked to specific instruments (micro-hedge) or sub-portfolios (macro-hedge). These instruments or sub-portfolios are therefore carried at market value so that the valuation method is the same as that for derivatives. SNS REAAL uses various strategies for hedging its interest rate and currency risks, including currency swaps, interest rate swaps and interest-rate options.
In this context, SNS REAAL draws a distinction between so-called micro hedges on the one hand, with risks being hedged on separate contracts, and the so-called macro hedges on the other hand, with the risk of a portfolio of contracts being hedged. All the hedges were effective during the whole of 2005 and no relationships were severed out of necessity. A gain of € 2,6 million was recognised for 2005 due to an ineffective position in the hedge accounting.

4.1 Hedging SNS Bank

SNS Bank uses interest rate swaps to partially hedge the non-optional risk of the bank book. The policy pursued in this respect is that the duration of the interest-bearing shareholders'equity lies between three and eight years. In addition, SNS Bank uses interest rate derivatives to hedge specific embedded options in mortgages such that the interest cannot rise above a ceiling or such that interest rate changes are cushioned when charged on to the client. Finally, SNS Bank uses interest rate swaps to convert fixed interest funding and, to a limited extent, fixed interest investments into variable funding or investments, and uses currency swaps to convert funding in a non-euro currency into euros.

The market value of the swaps for hedging the non-optional risk in the banking book was equal to - € 392 million on 31 December 2005 and equal to - € 449 million on 31 December 2004.

The Plafond [ceiling], Stabiel [stable] and Rentedemper [interest damper] mortgage products are the specific options in mortgages. At the end of 2005, the nominal value of these mortgages was € 3.8 billion, € 1.8 billion and € 956 million respectively. At year-end 2004, it was € 4.0 billion, € 2.6 billion and € 527 million respectively. The policy pursued by SNS Bank is to hedge 70 to 80% of the embedded options of the 'Plafond' mortgages with caps and those of the 'Stabiel' and 'Rentedemper' mortgages with caps and floors. The market value of these derivatives was equal to € 43 million as at 31 December 2005 and equal to € 47 million as at 31 December 2004.

4.2 Hedge Accounting SNS Bank

SNS Bank has defined the following hedge relationships for the above-mentioned hedge activities.

Fair value hedge accounting for the ALM hedge in the Bankbook (Macro hedge)
The hedged portfolio comprises the fixed-interest mortgages of SNS Bank. These are mortgages that carry a fixed-interest period varying from a minimum of 1 to a maximum of 20 years. The hedging instruments are interest rate swaps concluded in the context of interest rate management in the ALM process. Only the fixed legs of these swaps are included because they provide the actual hedge. The risk being hedged is the risk of changes occurring in the market value of the portfolio's expected cash flows as a result of changes in the swap curve.

Fair-value hedge accounting for embedded derivatives (Macro)
The embedded caplets of all the 'Plafond' mortgages sold by SNS Bank form the hedged items in this relationship. The hedged instruments are all the caplets ensuing from the caps concluded to hedge the embedded caplets in the 'Plafond' mortgages. The risk being hedged is the volatility of the market value of the expected interest income in the case of changes in the 1-month swap interest rate.

The 'Rentedemper' mortgage has a number of embedded options consisting of caps and floors. The caps and floors are composed of separate caplets and floorlets. The caplets and floorlets form the hedged items. The hedged instruments are all the caplets and floorlets ensuing from the caps and floors concluded to hedge the embedded caplets in the 'Rentedemper' mortgages. The risk being hedged is the volatility of the market value of the expected interest income as a result of the fluctuations in the 6-month swap interest rate.

Fair value hedge accounting funding and investments (Micro)
SNS Bank uses micro hedges to swap fixed interest funding with interest rate swaps for variable interest. If the funding is in a foreign currency, currency swaps are used. SNS Bank also hedges fixed interest investments to a limited extent by swapping them with interest rate swaps to variable interest. The interest and currency risk is hedged by means of these instruments.

4.3 Hedging REAAL Verzekeringen

REAAL Verzekeringen uses currency swaps to hedge the currency risk on individual fixed interest non-euro investments.

REAAL Verzekeringen makes use of interest rate swaps to manage the duration of the shareholders' equity. At year-end 2005, the market value of these swaps was € 166.2 million (2004: € 81.9 million). In addition, REAAL Verzekeringen hedges the currency risk within its share portfolio at macro level using exchange forward contracts.

4.4 Hedge accounting REAAL Verzekeringen

REAAL Verzekeringen has also defined hedge relationships for the above-mentioned hedge activities:

Cash flow hedge accounting
REAAL Verzekeringen has increased the effective maturity of its investment portfolio at macro level by using interest rate swaps. Thus they ensure that the interest income remains fixed for a longer period. The risk hedged in this way is the variability in the interest at the time of reinvestment. The cash flow hedge consists of a combination of a short-term contracted swap and a long-term issued swap. At the time of reinvestment (i.e. the period to maturity of the short-term swap), the long-term swap is sold and reinvestment takes place in fixed interest securities which, with respect to maturity and coupon due dates, correspond to a great extent with the remaining period to maturity of the long-term swap.

At year-end 2005, the periods during which the cash flows are likely to take place and when they are expected to be taken into account were as follows:

In € thousands		Notional amounts		
	Total	≤ 1 year	> 1 year ≤ 5 year	> 5 year
Interest rate swaps	1,570,000	200,000	905,000	465,000

At year-end 2005, there were no future transactions to which hedge accounting had been applied previously but that were unlikely to take place.

Fair value hedge accounting
REAAL Verzekeringen hedges the currency risks in its share portfolio at macro level using exchange forward contracts. These exchange forward contracts are in a fair value hedge relationship with the equities whose currency risk they hedge.

4.5 Summary of derivatives for hedging purposes

The contracted amounts and notional amounts of the derivatives for hedge purposes are shown in the summary below (including the breakdown by residual term to maturity), reflecting the extent to which SNS REAAL is active in the various markets. The derivatives for trading purposes are not included in the summary.

In € thousands		Notional amounts			Fair value	
	Total	≤ 1 year	> 1 year ≤ 5 years	> 5 years	Positive	Negative
Interest rate contracts:						
- Swaps and FRAs	25,256,860	2,342,917	12,008,654	10,905,289	806,477	(670,062)
- Purchased options	2,599,234	--	1,972,234	627,000	30,290	(9,561)
- Futures	--	--	--	--	--	--
Currency contracts:						
- Swaps	3,391,905	345,527	2,757,593	288,785	84,770	(119,113)
- Forwards	421,685	421,685	--	--	(6,653)	--
Forward commodity contracts:						
- Swaps	--	--	--	--	--	--
Total	**31,669,684**	**3,110,129**	**16,738,481**	**11,821,074**	**914,884**	**(798,736)**

The notional amounts show the units of account that, in relation to derivatives, reflect the relationship to the underlying values of the primary financial instruments. These notional amounts give no indication of the volume of the cash flows or the price and credit risks attendant on the transactions.

5 Fair value of financial assets and liabilities

The table below sets out the estimated fair value of the financial assets and liabilities of SNS REAAL. In a number of instances, estimates were used. The balance sheet items have not been included in this table because they do not satisfy the definition of a financial asset or liability. The total of the fair value shown below does not represent the underlying value of SNS REAAL and should, therefore, not be interpreted as such.

In € millions	SNS Bank	REAAL Verzekeringen	Group activities	Consolidation adjustments	Total
Assets					
Tangible fixed assets	--	44	--	--	44
Investment property	--	232	--	--	232
Subsidiaries	--	--	3,592	(3,592)	--
Investments	4,060	10,435	--	--	14,495
Investments for insurance products on behalf of policyholders	--	3,462	--	--	3,462
Associated companies	--	77	150	--	227
Derivatives	29,624	--	22	--	29,646
Mortgage loans to customers	42,462	--	--	--	42,462
Other loans and advances to customers	2,343	--	64	--	2,407
Other assets	550	126	413	(402)	687
Cash and cash equivalents	2,982	631	269	--	3,882
Total	**82,021**	**15,007**	**4,510**	**(3,994)**	**97,544**
Liabilities and equity					
Shareholders' equity	2,704	888	3,483	(3,592)	3,483
Third-party interests	--	3	--	--	3
Participation certificates and subordinated debts	232	92	440	--	764
Debt certificates	7,638	--	189	--	7,827
Technical provisions, insurance operations	--	12,526	--	--	12,526
Amounts due to customers and credit institutions	40,932	597	353	--	41,882
Derivatives and payables	29,731	33	--	--	29,764
Other liabilities	784	868	45	(402)	1,295
Total	**82,021**	**15,007**	**4,510**	**(3,994)**	**97,544**

The fair values represent the amounts for which financial instruments can be traded at balance sheet date on a realistic commercial basis between properly informed parties prepared to enter into a transaction ('at arm's length'). The fair value of financial assets and liabilities is based on market prices, insofar as these are available. If not, various techniques have been developed for estimating the fair value of these instruments. These techniques are subjective by nature and rely on different assumptions with respect to the discount rate and the moment and volume of the expected future cash flows. Changes in these assumptions can have a significant influence on the estimated fair value. This can lead to the stated fair value not being an accurate estimate of the net fair value. Furthermore, the estimated fair value is based on the market conditions at a given moment and, therefore, possibly not an accurate estimate of the future fair value.
The following methods and assumptions have been applied in order to determine the fair value of the financial instruments.

Financial assets

Associated companies
The fair value of participating interests is based on the stock market prices of the shares in these participating interests or, if unlisted, the estimated market value based on the stock market prices of similar securities. The fair value of receivables from participating interests is determined in the same way as described below for fixed-income securities.

Investments
The fair value of shares and convertible bonds is based on stock market prices. The fair value of interest-bearing securities, insofar as these are not mortgage loans, is also based on stock market prices or – if stock market prices do not produce reliable fair values – on the cash value of the expected future cash flows. This cash value is based on the current market interest rate as applicable given the liquidity, the creditworthiness and the maturity of the relevant investment.

Derivatives
The fair value of derivatives is based on stock market prices or, if unlisted, on estimated market values based on the stock market prices of similar securities.

Mortgage loans to customers
The fair value of mortgage loans is estimated by determining the cash value of the expected future cash flows, using the interst rate currently applicable to similar loans taking into account the effect of future early redemption.

Other loans and advances to customers
The fair value of loans and advances is estimated on the basis of the present value of the expected future cash flows, using the interest rate currently applicable to loans and advances under similar conditions.

Other assets
The book value of the Other receivables is considered to be a reasonable estimate of the fair value.

Cash and cash equivalents
The book value of the liquid assets is considered a fair estimate of the fair value.

Financial liabilities

Participation certificates
The estimated fair value of the participation certificates is based on the present value of cash flows, using the interest rate applicable to similar instruments.

Debt certificates
The estimated fair value of the Debt certificates is based on the present value of cash flows, using the interest rate applicable to similar instruments.

Technical provisions, insurance operations
The fair value of technical insurance provisions is based on the cash value of the expected future cash flows. This calculation also takes account of the effect of profit sharing, surplus interest and other conditional benefits to policyholders, the costs associated with the settlement of the provision, as well as the effect of the potential uncertainty in the insurance parameters.

Amounts due to customers and credit institutions
The book values of the demand deposits and deposits without agreed terms is considered a fair estimate of the fair value.The estimated fair value of deposits with agreed terms is based on the expected present value of the future cash flows, using the interest rate currently applicable to deposits with the same residual term.

The fair value of amounts due to banks is estimated on the basis of the present value of the future cash flows, using the interest rate currently applicable to amounts due to banks under similar conditions.

Other liabilities
The book value of the other liabilities is considered a fair estimate of the fair value.

Interest
The interest rate applied when determing the fair value is based on the market interest rate curve as at balance sheet date.

6 Statutory solvency requirements

SNS Bank

For SNS Bank, the capital requirements, in accordance with the BIS requirements, amounts to 8% of the risk-weighted assets, off-balance sheet items and market risk of the trading portfolio (the so-called 'BIS standard'). At year-end 2005, this came to € 1,618 million (2004: € 1,694 million).

In € millions	2005	2004
Core capital (Tier 1)	1,753	1,747
Supplementary capital (Tier 2)	652	690
Available Tier 3 capital	--	--
Deductible items (participating interests)	(4)	(90)
Qualifying capital (excluding Tier 3)	**2,401**	**2,347**
Risk-weighted assets	20,175	20,037
Tier 1 ratio	8.7%	8.7%
BIS ratio	11.9%	11.7%

REAAL Verzekeringen

European directives require insurance companies based in one of the member states of the European Union to maintain a minimum solvency margin. The solvency with respect to the Life insurance operations as at 31 December 2005 was 233% (2004: 192%) and with respect to Non-life 275% (2004: 261%).

Acquisitions

SNS REAAL completes acquisition of Nieuwe Hollandse Lloyd

On September 20th 2005 SNS REAAL and ERGO Insurance Group have completed the negotiations concerning the acquisition of Nieuwe Hollandse Lloyd Verzekeringsgroep N.V. (NHL). On the same date, the transfer of all shares of Nieuwe Hollandse Lloyd was completed. This acquisition is an important strategic step for SNS REAAL. The expansion and strengthening of its non-life insurance operations are a strategic priority for SNS REAAL. The acquisition of NHL, which is particularly strong in the non-life market, will increase the non-life portfolio of SNS REAAL by some 40%. The co-insurance activities of NHL will be continued and further expanded by SNS REAAL. SNS REAAL thus provides a significant impulse for its activities on the commercial non-life market. The acquisition will produce substantial synergy benefits and contributes directly to the result of SNS REAAL.

The fact that both SNS REAAL and NHL focus on private and business clients and are committed to intermediaries means that services to both clients and intermediaries will improve after the acquisition.

Nieuwe Hollandse Lloyd has contributed € 3.4 million to the Group net income for the period September 20th up to December 31st 2005. If the shares were acquired on January 1st 2005 the contribution to the net income of SNS REAAL for the 2005 financial year would have been € 9.4 million. When calculating this result, account was taken of the former shareholders' right to the profit and the accounting principles applied by NHL until 31 December 2005 were applied.

The fair value of the most important acquired assets and liabilities and goodwill can be specified as follows:

In € millions	2005
Investments	560,7
Reinsurance contracts	104,0
Loans and advances to clients	53,2
Other assets	57,9
Technical provisions, insurance operations	(669,4)

Goodwill on the acquisition amounts to € 0.3 million. The fair value of the acquired assets and liabilities are based on the discounted cash flow model. No provisions have been formed for the acquisition.

Acquisition of the bond portfolio of Van der Hoop Bankiers

SNS Securities acquired the bond portfolio of Van den Hoop Bankiers on December 28th 2005. This acquisition involved a total of € 79.6 million. In the context of this acquisition 19 employees of Van den Hoop Bankiers have joined SNS Securities.

Notes to the consolidated balance sheet

Assets

1 Goodwill and other intangible assets

In € millions	Bank		Insurance		Total	
	2005	2004	2005	2004	2005	2004
Software	12	12	8	3	20	15
Capitalised acquisition costs in connection with insurance operations	--	--	421	233	421	233
Value of Business Acquired (VOBA)	--	--	118	121	118	121
Total	**12**	**12**	**547**	**357**	**559**	**369**

	Software		Acquisition costs		VOBA		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
Accumulated acquisition cost	41	25	568	332	123	123	732	480
Accumulated amortisation and impairments	(21)	(10)	(147)	(99)	(5)	(2)	(173)	(111)
Balance as at 31 December	**20**	**15**	**421**	**233**	**118**	**121**	**559**	**369**
Balance as at 1 January	15	15	233	169	121	117	369	301
Effect of conversion to IFRS 4	--	--	47	--		--	47	--
Investments	14	10	189	99	--	3	203	112
Divestments	--	(2)	--	--	--	--	--	(2)
Amortisation	(9)	(8)	(48)	(35)	(3)	1	(60)	(42)
Balance as at 31 December	**20**	**15**	**421**	**233**	**118**	**121**	**559**	**369**

Amortisation of intangible assets is recognised in the income statement under Depreciation of tangible fixed assets and amortisation of intangible assets. Impairment of intangible assets is recognised in the income statement under Impairment of financial instruments and other assets.

2 Tangible fixed assets

In € millions	Bank		Insurance		Group activities		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
Land and buildings in own use	91	97	32	28	73	69	196	194
IT equipment	24	25	11	9	--	--	35	34
Other assets	38	42	33	30	--	--	71	72
Total	**153**	**164**	**76**	**67**	**73**	**69**	**302**	**300**

	Land and buildings		IT equipment		Other assets		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
Accumulated acquisition cost	172	171	113	92	161	143	446	406
Accumulated revaluations	54	51	--	--	--	--	54	51
Accumulated depreciation and impairment	(30)	(28)	(78)	(58)	(90)	(71)	(198)	(157)
Balance as at 31 December	**196**	**194**	**35**	**34**	**71**	**72**	**302**	**300**
Balance as at 1 January	194	201	34	38	72	81	300	320
Revaluations	4	(1)	--	--	--	--	4	(1)
Acquisitions	6	--	--	--	--	--	6	--
Investments	1	5	23	20	20	11	44	36
Divestments	(7)	(9)	(9)	(9)	(7)	(2)	(23)	(20)
Depreciation	(2)	(2)	(13)	(15)	(14)	(18)	(29)	(35)
Balance as at 31 December	**196**	**194**	**35**	**34**	**71**	**72**	**302**	**300**

The book value of land and buildings in own use on basis of historical cost is €142 million (2004: €143 million).

Appraisal of land and buildings in own use
The value of land and buildings in own use are assessed by an external surveyor once every three years. The entire portfolio was assessed by an external surveyor in 2004.

The table below shows the balance sheet value of the assessed land and building per business unit and in totals. The final column shows the balance sheet value of the assessed land and buildings in relation to the land and buildings in own use.

	Bank	Insurance	Group activities	Total	In percentage terms
2005	20	--	42	62	32%
2004	97	28	69	194	100%

3 Associated companies

In € millions	Bank		Insurance		Group activities		Eliminations		Total	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Total book value	2	5	77	--	50	49	(3)	(3)	126	51
Total market value	2	5	77	--	50	49	(3)	(3)	126	51

Movements in the participating interest are broken down as follows:

	2005	2004
Balance as at 1 January	51	142
Acquisitions and expansions	29	3
Disposals and reductions	(8)	(148)
Reclassifications	39	--
Income from participating interests	9	4
Result on sale of participation interests	--	40
Direct changes in equity	6	--
Revaluations	2	(1)
Other changes	(2)	11
Balance as at 31 December	**126**	**51**

Summary of the most important participating interests of SNS REAAL:

	Country	Interest	Share in shareholders' equity		Share in the result		Assets		Liabilities		Income	
			2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Participating interests with significant influence												
Ducatus N.V.	NL	32%	75	--	2	--	233	346	--	51	24	35
LaSer-Lafayette Services Nederland B.V.	NL	40%	20	18	2	--	753	691	704	645	62	61
Parnassus Participatiefonds B.V.	NL	38%	8	8	(1)	(1)	19	19	--	--	--	--
Masterfleet N.V.	NL	40%	5	5	--	--	117	116	104	104	53	57
Others	NL	20-50%	8	6	5	4	69	72	57	65	95	143
			116	**37**	**8**	**3**	**1,191**	**1,244**	**865**	**865**	**234**	**296**
Other participating interests												
Life Science Partners II B.V.	NL	13%	5	5	(2)	--	75	75	1	1	--	--
NeSBIC CTE Fund B.V.	NL	14%	1	2	--	--	1	1	3	3	2	1
NeSBIC CTE Fund II B.V.	NL	10%	1	1	4	--	7	9	--	--	23	--
Interpay Nederland B.V.	NL	3%	1	1	--	--	1,087	894	1,019	847	353	314
Others	various	3%-14%	2	5	(1)	1	14	17	25	27	30	29
			10	**14**	**1**	**1**	**1,184**	**996**	**1,048**	**878**	**408**	**344**

Due to an increase in the interest in Ducatus N.V., this participating interest is included under associates in 2005. In 2004, this participating interest was accounted for as an investment and is therefore included as such in the comparative figures.

A total of € 235 million (2004: € 257 million) of loan was distributed to the participating interests. The loans are stated under the heading Other loans and advances to clients.

4 Investment property

In € millions	Bank		Insurance		Eliminations		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
Land and buildings used by third parties	1	2	201	192	(73)	(69)	129	125

To ensure reconciliation with the segment information, the property that the insurance operations rents out to other business units are recognised as investment property by the insurer. At group level, the property in question is recognised under tangible fixed assets and has therefore been eliminated from the Investment property.

Movements in the investment property are broken down as follows:

	2005	2004
Balance as at 1 January	125	130
Investments	--	1
Divestments	(2)	(6)
Revaluations	6	--
Balance as at 31 December	**129**	**125**

5 Investments

In € millions	Fair value through Profit and Loss	Available for sale	Held to maturity	Loans and receivables	Total	
			2005			2004
Banking	151	1,490	--	--	1,641	1,703
Insurance	175	3,980	2,052	1,649	7,856	6,879
Group activities	--	117	--	--	117	--
Eliminations	--	--	--	(403)	(403)	(349)
Total	**326**	**5,587**	**2,052**	**1,246**	**9,211**	**8,233**
Movement of investments						
Balance as at 1 January	132	4,770	1,932	1,421	8,255	9,020
Reclassifications	--	--	--	--	--	(615)
Effect of conversion to IAS 32 and 39	--	107	--	15	122	--
Transfer to associated companies	--	(39)	--	--	(39)	--
Purchases and advances	--	5,042	111	64	5,217	5,836
Acquisition	--	314	--	2	316	--
Disposals and redemptions	--	(4,682)	--	(287)	(4,969)	(5,991)
Revaluations	--	73	--	--	73	76
Impairments	--	--	--	(5)	(5)	--
Amortisation	--	--	9	54	63	--
Changes in investments held for trading	194	--	--	--	194	(107)
Other	--	2	--	1	3	36
Balance as at 31 December	**326**	**5,587**	**2,052**	**1,265**	**9,230**	**8,255**

In € millions	Fair value through Profit and Loss	Available for sale	Held to maturity	Loans and receivables	Total	
	2005					2004
Movement provision for investments						
Balance as at 1 January	--	--	--	22	22	30
Acquisition	--	--	--	2	2	--
Withdrawal	--	--	--	(5)	(5)	(8)
Balance as at 31 December	--	--	--	19	19	22
Total investments	326	5,587	2,052	1,246	9,211	8,233

	Available for sale	Held to maturity	Loans and receivables	Total	
	2005				2004
Breakdown by business sector					
Public sector	2,680	1,763	29	4,472	4,124
Financial institutions	1,312	273	1,099	2,684	2,584
Trade, industry and other services	650	--	5	655	549
Investment funds	718	--	127	845	394
Other	227	16	5	248	472
Total	5,587	2,052	1,265	8,904	8,123

	Bank	Insurance	Group activities	Total
	2005			
Fair value through profit and loss				
Shares and similar investments:				
- Listed	33	--	--	33
Bonds and fixed-income securities:				
- Listed	118	46	--	164
- Unlisted	--	129	--	129
Total	151	175	--	326

	Bank	Insurance	Group activities	Total
	2005			
Investments available for sale				
Shares and similar investments:				
- Listed	13	994	117	1,124
- Unlisted	3	124	--	127
Bonds and fixed-income securities:				
- Listed	1,474	2,851	--	4,325
- Unlisted	--	11	--	11
Total	1,490	3,980	117	5,587

The revaluation of the investments available for sale can be broken down as follows:

	Shares and similar investments	Bonds and fixed-income securities
	2005	
Cost / amortised cost	1,084	4,251
Unrealised gains	167	85
Total	**1,251**	**4,336**

	Insurance	Eliminations	Total
		2005	
Investments held to maturity			
Bonds and fixed-income securities:			
- Listed	2,052	--	2,052
Total	**2,052**	**--**	**2,052**

	Insurance	Eliminations	Total
		2005	
Loans and receivables			
Private loans:			
- Unlisted	1,668	(403)	1,265
	1,668	(403)	1,265
Provision for bad debts	19	--	19
Total	**1,649**	**(403)**	**1,246**

6 Investments for insurance products on behalf of policyholders

Investments on behalf of policyholders include separate deposits for account and risk of policyholders, investments for unit-linked insurances and separate investments for large group pension contracts.

In € millions	Insurance		Total	
	2005	2004	2005	2004
Shares and similar investments:				
- Listed	1,393	1,080	1,393	1,080
- Unlisted	1,337	1,036	1,337	1,036
Bonds and fixed-income securities:				
- Listed	362	355	362	355
- Unlisted	334	327	334	327
Total	**3,426**	**2,798**	**3,426**	**2,798**

	2005	2004
Balance as at 1 January	2,798	2,972
Purchases / advances	602	477
Acquisition	256	--
Disposals / redemptions	(588)	(1,124)
Reclassifications	--	363
Revaluations	353	101
Other	5	9
Balance as at 31 December	**3,426**	**2,798**

7 Derivatives

Derivatives are financial instruments embedded in contracts whose value depends on one or more underlying primary financial instruments. Derivatives contain rights and obligations as a result of which one or more of the financial risks attendant on the underlying primary financial instruments are transferred between parties. The transactions do not lead to the transfer of the underlying primary financial instrument when the agreement is entered into, nor need any transfer take place at the expiration date of the agreement.

In € millions	Positive fair value	Negative fair value
	2005	
Summary of derivatives		
Derivatives held for cash flow hedging:		
- Unlisted	208	33
Deriviatives held for fair value hedging:		
- Unlisted	707	766
Derivatives held in the context of asset/liability management but that do not qualify for hedge accounting:		
- Unlisted	142	82
Other derivatives:		
- Unlisted	117	95
Total	**1,174**	**976**

	Total
	2005
Movements in derivatives	
Balance as at 1 January	61
Effect of conversion to IAS 32 and 39	(173)
Reclassifications conversion to IAS 32 and 39	(370)
Purchases	120
Disposals	53
Revaluations	245
Exchange differences	265
Other	(3)
Balance as at 31 December	**198**

8 Deferred tax receivables and liabilities

In € millions	Bank		Insurance		Group activities		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
The source of the deferred tax receivables can be specified as follows								
Real estate	--	--	--	--	1	--	1	--
Investments	--	--	8	--	--	--	8	--
Bonds	--	--	--	31	--	--	--	31
Derivatives	16	--	--	--	--	--	16	--
Subordinated loans	4	--	--	--	1	--	5	--
Debt certificates	33	--	--	--	5	--	38	--
Technical provisions, insurance operations	--	--	10	32	--	--	10	32
Interest rate rebates	--	--	5	1	--	--	5	1
Provision for employee benefits	3	--	3	--	8	59	14	59
Reorganisation provision	4	6	2	--	--	1	6	7
Other provisions	3	7	--	6	--	3	3	16
Other loans and advances to clients	18	--	--	--	--	--	18	--
Tax-deductible losses	2	--	--	--	2	2	4	2
Other	2	19	2	--	--	--	4	19
Net tax receivable	**85**	**32**	**30**	**70**	**17**	**65**	**132**	**167**
The source of the deferred tax liabilities can be specified as follows								
Goodwill and other intangible assets	--	--	19	--	--	--	19	--
Value of Business Acquired	--	--	17	--	--	--	17	--
Real estate	2	2	42	42	--	--	44	44
Investments	16	--	63	32	--	--	79	32
Derivatives	--	--	51	--	6	--	57	--
Mortgages	101	--	--	--	--	--	101	--
Equalisation reserve	--	--	2	--	--	--	2	--
Other	--	1	5	5	--	--	5	6
Net tax liabilities	**119**	**3**	**199**	**79**	**6**	**--**	**324**	**82**

The tax-deductible losses for which a deferred tax item has been recognised can be specified as follows:

	2005	2004
Total tax-deductible losses	14	6
Tax deductible losses carried as deferred tax receivable	4	2
Average tax rate	29.6%	31.5%

9 Mortgage loans to customers

In € millions	Bank		Insurance		Total	
	2005	2004	2005	2004	2005	2004
With (government) guarantee	6,518	5,835	145	161	6,663	5,996
Other	36,083	33,148	843	829	36,926	33,977
	42,601	38,983	988	990	43,589	39,973
Provision for bad debts	43	46	2	3	45	49
Total	**42,558**	**38,937**	**986**	**987**	**43,544**	**39,924**

The mortgage loans can be specified according to nature and security as follows:

	2005	2004
Residential property in the Netherlands	41,476	38,006
Residential property outside the Netherlands	204	217
Other property in the Netherlands	1,909	1,750
Total	**43,589**	**39,973**

Movements in the principals of the mortgage loans were as follows:

	2005	2004
Balance as at 1 January	39,973	36,039
Effect of conversion to IAS 32 and 39	461	--
Advances	9,122	8,059
Redemptions	(5,931)	(4,140)
Acquisitions	47	--
Change in fair value due to hedge accounting	(91)	--
Other	8	15
Balance as at 31 December	**43,589**	**39,973**

In addition, SNS REAAL has agreed a synthetic securitisation in the form of credit guarantees, buying credit risk cover for a mortgage portfolio of €731 million.

Movements in the provision for bad debts were as follows:

	Bank		Insurance		Total	
	2005	2004	2005	2004	2005	2004
Balance as at 1 January	46	43	3	2	49	45
Effect of conversion to IAS 32 and 39	5	--	--	--	5	--
Withdrawal	(26)	(17)	--	--	(26)	(17)
Additions	19	27	--	1	19	28
Release	(1)	(7)	(1)	--	(2)	(7)
Balance as at 31 December	**43**	**46**	**2**	**3**	**45**	**49**

10 Other loans and advances to customers

In € millions	Bank		Group activities		Eliminations		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
Private loans	615	618	--	38	--	--	615	656
Commercial loans	2,176	2,188	632	635	(696)	(716)	2,112	2,107
Lease contracts	--	--	--	2	--	--	--	2
	2,791	2,806	632	675	(696)	(716)	2,727	2,765
Provision for bad debts	124	98	4	40	--	--	128	138
Total	**2,667**	**2,708**	**628**	**635**	**(696)**	**(716)**	**2,599**	**2,627**

Loans and advances to clients are specified according to type of counterparty as follows:

	Bank		Group activities		Eliminations		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
Public sector	468	313	--	--	--	--	468	313
Private business market	445	266	632	675	(696)	(716)	381	225
Private market	1,878	2,227	--	--	--	--	1,878	2,227
Total	**2,791**	**2,806**	**632**	**675**	**(696)**	**(716)**	**2,727**	**2,765**

The Other loans and advances to clients include an amount of € 11 million (2004: € 11 million) in receivables with a subordinated nature.

For the maturity of loans and advances to clients, please refer to the notes to liquidity risks in the section Risk management on page 122 and following.

Loans and advances to clients are specified according to business sector as follows:

	2005	2004
Public sector	468	313
Agriculture and horticulture, forestry and fishery	20	15
Industry	80	204
Service sector companies	1,124	1,367
Financial institutions	471	224
Other (mainly private)	564	642
Total	**2,727**	**2,765**

The movements in the principals of the other loans and advances to clients were as follows:

	2005	2004
Balance as at 1 January	2,765	2,805
Effect of conversion to IAS 32 and 39	(1)	--
Advances	365	586
Redemptions	(282)	(432)
Other	--	--
Change in current accounts	(120)	(194)
Balance as at 31 December	**2,727**	**2,765**

The current portion of the other loans and advances to clients concerns bank overdrafts, revolving credits and bridging loans.

Provision for bad debts
Movements in the provision for bad debts were as follows:

	Bank		Group activities		Total	
	2005	2004	2005	2004	2005	2004
Balance as at 1 January	98	87	40	40	138	127
Effect of conversion to IAS 32 and 39	13	--	--	--	13	--
Withdrawal	(23)	(31)	(1)	--	(24)	(31)
Addition	61	68	2	--	63	68
Release	(25)	(26)	(37)	--	(62)	(26)
Balance as at 31 December	**124**	**98**	**4**	**40**	**128**	**138**

11 Loans and advances to credit institutions

This item concerns loans and advances to banks, insofar as not in the form of interest-bearing securities with a term of more than three months.

12 Other tax receivables

Concerns receivables concerning wage tax, social security charges, value added tax and corporation tax.

13 Other assets

In € millions	2005	2004
Amounts due from direct insurance:		
- Policyholders	(60)	39
- Intermediaries	27	19
- Reinsurers	3	16
Other receivables	38	52
Accrued assets:		
- Accrued interest	252	229
- Other accrued assets	44	118
Total	**304**	**473**

14 Cash and cash equivalents

Cash and cash equivalents include demand deposits at De Nederlandsche Bank, deposits of REAAL Verzekeringen at other banks and loans and advances by SNS Bank to credit institutions with a term of less than three months.

Cash and cash equivalents can be specified as follows:

In € millions	2005	2004
Deposits at the central bank	383	355
Short-term bank balances	615	632
Cash	78	87
Total	**1,076**	**1,074**

Liabilities and equity

15 Shareholders' equity

In € millions	2005	2004
Group equity	2,528	1,880

For more detailed information on shareholders' equity please refer to 'Consolidated statement of changes in shareholders' equity'.

16 Participation certificates and subordinated debts

In € millions	2005	2004
Participation certificates	298	298
Subordinated debts	1,318	1,145
Balance as at 31 December	**1,616**	**1,443**

Participation certificates
This item includes participation certificates issued by SNS Bank to third parties. The certificates have an open-ended term, with SNS Bank maintaining the right to early redemption in full after 10 years, provided permission is given by DNB. Dividend in the form of a coupon rate is fixed over a period of 10 years and equal to the CBS return on 9-10 year Government bonds with a surcharge (CBS: Central Bureau of Statistics/Statistics Netherlands).

	2005	2004
Subordinated debts		
Bond loans	1,138	951
Private loans	133	142
	1,271	1,093
Final bonus account	47	52
Total	**1,318**	**1,145**

			Balance sheet value	Nominal value	Nominal value
			2005		2004
Bond loans					
SNS REAAL	7.250%	1996-2006	114	114	114
SNS Bank	6.250%	1997-2009	137	136	136
SNS Bank	5.125%	1999-2011	115	116	116
SNS Bank	4.000%	1999-2019	5	5	5
SNS Bank	Variable	2000-2010	--	--	50
SNS Bank	Variable	2000-2010	--	--	50
SNS Bank	Variable	2001-2011	80	81	81
SNS Bank	7.625%	Perpetual	80	80	80
SNS Bank	5.750%	Perpetual	199	200	200
SNS Bank	Variable	2003-2013	110	110	110
SNS REAAL	Variable	2005-2012	198	200	--
SNS Bank	Variable	2005-2015	100	100	--
Total			**1,138**	**1,142**	**942**

The two perpetually subordinated bond loans mentioned above have a term that is basically open-ended. However, both loans will be reassessed after 10 years, when the new interest rate will be set. At that time, redemption can be opted for.

Private loans

The private loans were concluded by SNS Bank N.V. and form part of the qualifying capital in assessing the solvency of SNS Bank N.V. by DNB.

The average interest rate amounts to 6.3% (2004: 6.3%).

Final bonus account

The final bonus account commitments were entered into by REAAL Verzekeringen N.V. and form part of the qualifying capital in assessing the solvency of REAAL Verzekeringen N.V. by DNB.

The final bonus account is largely of a long-term nature.

17 Debt certificates

Debt certificates concern bonds and other debt certificates with a fixed or variable interest rate insofar as not subordinated.

The debt certificates have an average interest rate of 3.1% (2004: 3.9%).

SNS REAAL has securitised a portion of the mortgage loans. With these securitisation transactions, as part of the Hermes programme, the beneficial ownership of mortgage loans is transferred to separate companies. These loans are transferred at nominal value plus a deferred sale price. A positive result within the separate companies creates a positive value for the deferred selling price. SNS REAAL retains an economic interest in the Hermes companies in this context, and has fully consolidated these companies in its consolidated financial statements.

The Hermes transactions with effect from Hermes III have what is called a ' call + step-up' structure. This means that after a specific date, the company will have the right to redeem the bonds prematurely. Additionally, at this specific date, the coupon on the bonds will be subject to a rise in interest rate (step-up). Under normal market conditions, this will create an economic incentive to redeem the bonds prematurely. A summary of the securitisation under the Hermes programme is as follows:

	Initial principal	Date of securitisation	Principal Dec. 31st 2005	Principal Dec. 31st 2004	First call-option date	Contractual date of expiry
As at 31 December 2005, the following portfolios were outstanding:						
Hermes I	437	Nov 1999	130	184	n.a.	Jul 2009
Hermes II	665	Nov 2000	237	336	n.a.	Apr 2012
Hermes III	900	Jun 2001	329	442	18 Jul 2009	Jun 2009
Hermes IV	800	Nov 2001	305	402	18 Jul 2009	Oct 2033
Hermes V	1,100	Nov 2002	561	742	18 Jan 2011	Oct 2034
Hermes VI	1,250	May 2003	701	922	18 Nov 2009	May 2035
Hermes VII	1,250	Sep 2003	1,172	1,255	18 Feb 2010	Nov 2037
Hermes VIII	1,250	May 2004	1,209	1,234	18 Nov 2013	May 2038
Hermes IX	1,500	May 2005	1,460	--	18 Feb 2014	May 2039
Hermes X	1,500	Sep 2005	1,481	--	18 Mar 2015	Sep 2039
Total	**10,652**		**7,585**	**5,517**		

Except for a subordinated loan extended to Hermes I, with an outstanding principal sum of € 4.1 million at year-end 2005 (2004: € 4.8 million), no debts securities are held at SNS REAAL that are issued by a Hermes company.

18 Technical provisions, insurance operations and reinsurance contracts

In € millions	Gross		Reinsurance	
	2005	2004	2005	2004
Provision for life insurance obligations (a)	8,579	8,136	196	197
Unamortised interest rate rebates (b)	(132)	(150)	--	--
Provision for profit-sharing, bonuses and rebates (c)	9	9	--	--
Life, for own account and risk	**8,456**	**7,995**	**196**	**197**
Provision for life insurance obligations (d)	3,461	2,845	--	--
Life, on behalf of policyholders	**3,461**	**2,845**	--	--
Provision for premium shortfalls and current risks (e)	3	1	1	--
Provision for unearned premiums (f)	85	66	2	--
Provision for payable claims (g)	570	364	151	67
Provision for events incurred not yet reported (h)	83	59	15	5
Non-life	**741**	**490**	**169**	**72**
Total	**12,658**	**11,330**	**365**	**269**

The technical provisions for insurance operations are largely of a long-term nature.

	Profit sharing		Non-profit sharing		Total	
	2005	2004	2005	2004	2005	2004
a Provision for life insurance obligations						
Gross						
Balance as at 1 January	2,086	2,004	6,050	5,675	8,136	7,679
Acquisitions	38	--	93	194	131	194
Payments	(159)	(252)	(596)	(671)	(755)	(923)
Premiums received	191	241	737	625	929	866
Interest added	85	80	272	275	357	355
Technical result	(19)	(18)	(64)	(18)	(83)	(36)
Changes in other assumptions or principles	--	--	--	30	--	30
Other changes	(11)	31	(124)	(60)	(136)	(29)
Balance as at 31 December	**2,211**	**2,086**	**6,368**	**6,050**	**8,579**	**8,136**
Reinsurance component						
Balance as at 1 January	--	--	197	220	197	220
Payments	--	--	(18)	(15)	(18)	(15)
Premiums received	--	--	21	16	21	16
Interest added	--	--	11	9	11	9
Technical result	--	--	(11)	(3)	(11)	(3)
Other changes	--	--	(4)	(30)	(4)	(30)
Balance as at 31 December	--	--	**196**	**197**	**196**	**197**

	Life own risk 2005	2004
b Unamortised interest rate rebates		
Gross		
Balance as at 1 January	150	145
Rebates given in financial year	13	41
Amortised in the result	(31)	(36)
Balance as at 31 December	**132**	**150**

	Life own risk 2005	2004
c Provision for profit-sharing, bonuses and rebates		
Gross		
Balance as at 1 January	9	10
Profit sharing, bonuses and rebates given in the financial year	--	(1)
Balance as at 31 December	**9**	**9**

	Gross 2005	2004
d Technical provisions for insurance policies on behalf of policyholders		
Balance as at 1 January	2,845	3,143
Acquisitions	255	--
Premiums received	514	506
Payments	(397)	(735)
Interest added	22	34
Exchange rate differences	338	106
Technical result	(31)	(29)
Other changes	(85)	(180)
Balance as at 31 December	**3,461**	**2,845**

The technical insurance provisions with policyholders bearing the investment risk are linked to the investments for insurance products on behalf of policyholders.

	Gross		Reinsurance	
	2005	2004	2005	2004
e Provision for premium shortfalls and current risks				
Balance as at 1 January	1	1	--	--
Acquisitions	2	--	1	--
Balance as at 31 December	**3**	**1**	**1**	**--**

	Gross		Reinsurance	
	2005	2004	2005	2004
f Provision for unearned premiums				
Balance as at 1 January	66	60	--	--
Acquisitions	31	--	7	--
Additions during the year	57	65	--	--
Releases added to the result	(69)	(59)	(5)	--
Balance as at 31 December	**85**	**66**	**2**	**--**

	Gross		Reinsurance	
	2005	2004	2005	2004
g Provision for payable claims				
Balance as at 1 January	364	377	67	32
Acquisitions	210	--	81	--
Claims reported, current period	207	193	14	9
Claims reported, prior periods	(16)	(24)	(12)	20
Claims paid, current period	(155)	(131)	(13)	(7)
Claims paid, prior periods	(52)	(51)	(13)	(1)
Release added to the result	(6)	(3)	8	12
Interest added	12	9	10	8
Other changes	6	(6)	9	(6)
Balance as at 31 December	**570**	**364**	**151**	**67**

	Gross		Reinsurance	
	2005	2004	2005	2004
h Provision for events incurred not yet reported				
Balance as at 1 January	59	68	5	4
Acquisitions	33	--	11	--
Additions during the year	15	14	3	2
Release added to the result	(24)	(23)	(4)	(1)
Balance as at 31 December	**83**	**59**	**15**	**5**

19 Provision for employee benefits

In € millions	2005	2004
Cash value of financed commitments	86	1,446
Fair value of fund investments	27	1,168
Cash value of net commitments	**59**	**278**
Unrecorded actuarial gains and losses	(2)	(111)
Pension provision for former Zurich employees	--	11
Commitment by virtue of staff discounts	16	9
Other	3	--
Total	**76**	**187**

As at 1 January 2005, the defined-benefits scheme (average pay) for staff, except for the former staff of Zurich and NHL, was converted to a defined-contribution scheme. The Group pays a fixed agreed contribution under this scheme. Because there is further no legally enforceable obligation to make additional contributions, the pension entitlements and the corresponding investment are no longer recognised in the balance sheet. The same applies to the actuarial losses (€ 111 million) not recognised at year-end 2004; these are no longer charged to the Group's result or equity.

	2005	2004
Movement of the Provision for employee benefits		
Commitments by virtue of defined-benefit entitlements as at 1 January	187	303
Acquisitions	12	--
Premiums payed	(64)	(173)
Reclassification from technical provision	34	--
Transfer to Pension Fund	(144)	--
Cost recorded in profit and loss account	59	57
Release added to the result	(8)	--
Total	**76**	**187**

Following the transition to a defined-contribution scheme, a transfer of € 144 million was made to Stichting Pensioenfonds SNS REAAL.

The remaining portion of € 6 million of the average-pay provision was released.

	2005	2004
Charge included in the income statement		
Current service costs	50	48
Interest on the liability	1	60
Expected return on fund investments	--	(51)
Total	**51**	**57**

20 Other provisions

In € millions	Bank		Insurance		Group activities		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
Reorganisation provision	14	16	5	14	1	5	20	35
Other provisions	9	13	1	2	14	0	24	15
Total	**23**	**29**	**6**	**16**	**15**	**5**	**44**	**50**

Other provisions as at year-end 2005 include € 19 million (2004: € 13 million) for legal actions and tax claims.

	Reorganisation provision		Other provisions		Total	
	2005	2004	2005	2004	2005	2004
Balance as at 1 January	35	54	15	5	50	59
Additions	11	14	18	12	29	26
Withdrawals	(19)	(21)	(8)	(4)	(27)	(25)
Releases	(7)	(12)	(1)	--	(8)	(12)
Other changes	--	--	--	2	--	2
Balance as at 31 December	**20**	**35**	**24**	**15**	**44**	**50**

21 Savings

The Savings item comprises balances of savings accounts, savings deposits and term deposits of private clients. This item does not include interest payable on savings.

22 Other amounts due to customers

In € millions	Bank		Insurance		Group activities		Elimination		Total	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Non-current debt	2,295	1,996	369	330	67	101	(666)	(568)	2,065	1,859
Demand deposits	4,815	4,580	--	--	460	379	(646)	(823)	4,629	4,136
Mortgage deposits	384	351	--	--	--	--	--	--	384	351
Total	**7,494**	**6,927**	**369**	**330**	**527**	**480**	**(1,312)**	**(1,391)**	**7,078**	**6,346**

23 Amounts due to credit institutions

In € millions	Bank		Insurance		Group activities		Elimination		Total	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Due on demand	254	77	--	--	108	77	(26)	(59)	336	95
Deposits and certificates	2,849	2,218	--	--	--	--	--	--	2,849	2,218
Other	--	--	425	129	--	--	(191)	--	234	129
Total	**3,103**	**2,295**	**425**	**129**	**108**	**77**	**(217)**	**(59)**	**3,419**	**2,442**

24 Other tax liabilities

Concerns liabilities in connection with wage tax, social security charges, value added tax and corporation tax.

25 Other liabilities

In € millions	2005	2004
Debts in relation to direct insurance	144	166
Debts to reinsurers	(7)	18
Other liabilities	412	792
Accrued liabilities:		
- Accrued interest	721	678
- Other accrued liabilities	89	60
Total	**1,359**	**1,714**

Off-balance sheet commitments

In € millions	2005	2004
Contingent liabilities		
Commitments regarding sureties and guarantees issued	108	106
Commitments arising from irrevocable facilities	1,334	1,301

In order to meet its clients requirements, SNS REAAL offers loan-related financial products, such as securities and guarantees. The underlying value of these products is not accounted for as assets or liabilities in the balance sheet. For these products, the underlying value indicates the maximum potential credit risk incurred by SNS REAAL, assuming that all its counterparties would default on their contractual obligations and all existing sureties would be worthless.

Guarantees concern both credit replacement and non-credit replacement guarantees. It is expected that the majority of guarantees will expire without any claim being made against them and will therefore not cause any future cash flows.

The irrevocable facilities consist mainly of credit facilities granted to clients, but which have not yet been used. These facilities are granted for a specified period and at a floating interest rate. The majority of the irrevocable credit facilities that have not yet been used have sureties pledged for them.

Earn-out scheme of NHL

Pursuant to the acquisition of NHL, it has been agreed contractually that a significant portion of both the positive and negative run-off results of the portfolio as at 31 December 2004 will be for the account of the former owner for a period of five years.

Rental commitments

The future rental commitments arising from operating lease contracts as at 31 December are as follows:

	2005	2004
2006	5	5
2007	3	3

Legal proceedings

SNS REAAL is involved in legal proceedings. Although it is impossible to predict the result of pending or threatened legal proceedings, on the basis of information currently available and after consulting legal advisors, the Group Executive Board believes that the results of these proceedings are unlikely to adversely materially affect the financial position or results of SNS REAAL's activities.

Without prejudice to the aforementioned, we should point out the following:

SNS Bank has extended loans to a number of clients of an intermediary in the field of financial services. This intermediary advised its clients to invest part of the loan in, among other things, investment funds and securities lease products (neither from SNS REAAL). When the income turned out to be less than expected because of the deteriorating stock exchange climate, clients started legal action against the intermediary in question and the financial service provider that had offered the securities lease products. Some clients are claiming compensation from SNS Bank. The majority of these claims have been settled. However, it is not certain whether it will be possible to settle the remaining claims, and it is possible that more claims could follow. In connection with this risk, SNS Bank formed a provision in 2005.

SNS Bank used to offer securities lease products in the past. Other than with most of the securities lease products of other providers, these concerned guarantee products. The guarantee does not cover the amount payable by the investor for interest and expenses. For this reason some clients filed claims. They argue that the product information was misleading on this point. In addition, a number of investors appeal to the fact that their spouses had not signed the agreements and/or that the Consumer Credit Act has been breached. Most of the claims have been settled. A number of clients have started legal proceedings. Only in one instance has it been ruled that SNS Bank did not make it sufficiently clear that not all the amounts invested by the investor (being interest of up to a maximum of € 6,000 per contract and costs) were covered by the guarantees. The verdict was that SNS Bank did not have to pay all the damage incurred because the fact that the applicant had not made any enquiries can be imputed to him/her. SNS Bank was ordered to pay a portion of the amount claimed. In connection with the risk that SNS Bank has to compensate investors, SNS Bank formed a provision in 2005.

Notes to the consolidated income statement

Income

26 Interest income, banking operations

In € millions	2005	2004
Interest income, banking operations	1,996	2,111
Interest charges, banking operations	1,374	1,518
Total	**622**	**593**

Interest income, banking operations
Interest income from banking operations includes income arising from lending activities and related transactions, as well as related commission and other income of an interest-related nature. This also includes results on financial instruments insofar as these serve to reduce interest rate risks.

	2005	2004
Mortgage receivables	1,723	1,774
Other loans and advances to clients	171	207
Loans and advances to credit institutions	49	36
Investments	52	72
Other	1	22
Total	**1,996**	**2,111**

Interest charges, banking operations
Interest charges from banking operations includes costs arising from the borrowing funds and related transactions, as well as other costs of an interest-related nature.

	2005	2004
Debt certificates	675	849
Participation certificates and subordinated debts	58	60
Savings	363	343
Amounts due to customers	250	246
Amounts due to credit institutions	28	20
Total	**1,374**	**1,518**

27 Net premium income

Net premium income concerns insurance premiums net of reinsurance premiums.

In € millions	Total 2005	2004
Regular life premiums	859	780
Reinsurance premium life	21	19
	838	761
Single premium life	584	593
Reinsurance premium life	--	--
	584	593
Net premium income life	1,422	1,354
Non-life insurance	346	317
Reinsurance premium non-life	23	21
Net premium income non-life	323	296
Total	**1,745**	**1,650**

28 Net commission and management fees

This item includes fees for services rendered, insofar as these are not of an interest-bearing nature.

In € millions	Bank		Insurance		Eliminations		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
Money transfer activities	22	22	--	--	--	--	22	22
Securities	18	12	--	--	(7)	(8)	11	4
Insurance	40	35	22	12	(21)	(17)	41	30
Management fees	46	40	11	11	--	--	57	51
Other activities	12	12	10	8	--	--	22	20
	138	121	43	31	(28)	(25)	153	127
Commission and management fees due	24	12	--	--	--	--	24	12
Total	**114**	**109**	**43**	**31**	**(28)**	**(25)**	**129**	**115**

29 Investment income

In € millions	Bank		Insurance		Group activities		Eliminations		Total	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Investments fair value through profit and loss	18	21	1	--	--	--	--	--	19	21
Investments available for sale	8	--	188	328	--	(1)	2	--	198	327
Investments held to maturity	--	--	88	--	--		--	--	88	--
Loans and receivables	--	--	245	279	34	72	(54)	(70)	225	281
Investment property	--	--	23	11	--	--	(4)	--	19	11
Total	**26**	**21**	**545**	**618**	**34**	**71**	**(56)**	**(70)**	**549**	**640**

In 2004, investment income from fixed-interest securities was not split into available for sale or held to maturity, but was entirely classified as available for sale.

	Investments fair value through profit and loss	Investments available for sale	Investments held to maturity	Loans and receivables	Investment property	Total	
			2005				2004
Composition of result on investments							
Interest	6	103	88	219	--	416	473
Dividend	--	7	--	--	--	7	14
Rent	--	--	--	--	13	13	14
	6	110	88	219	13	436	501
Realised gains	18	88	--	6	--	112	81
Unrealised gains	(5)	--	--	--	6	1	58
	13	88	--	6	6	113	139
Total	**19**	**198**	**88**	**225**	**19**	**549**	**640**

Rent from investment property includes both the rental income and the directly attributable operating expenses. The operating expenses amounted to € 5 million (2004: € 5 million).

30 Investment income on behalf of policyholders

In € millions	Insurance		Total	
	2005	2004	2005	2004
Interest	86	33	86	33
Dividend	26	29	26	29
	112	**62**	**112**	**62**
Revaluations	282	64	282	64
Total	**394**	**126**	**394**	**126**

31 Result on derivatives and other financial instruments

In € millions	Bank		Insurance		Total	
	2005	2004	2005	2004	2005	2004
Foreign exchange gains and losses	1	1	--	--	1	1
Result on derivatives	26	--	(2)	--	24	--
Other financial instruments	6	(8)	--	--	6	(8)
Total	**33**	**(7)**	**(2)**	**--**	**31**	**(7)**

32 Other operating income

This includes income from securities and participating interests and all income that cannot be accounted for under other headings.

In € millions	Bank		Insurance		Group activities		Eliminations		Total	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Income from securities and participating interests	--	--	--	5	--	--	--	--	--	5
Other income	(4)	2	5	5	--	2	--	(1)	1	8
Total	**(4)**	**2**	**5**	**10**	**--**	**2**	**--**	**(1)**	**1**	**13**

Expenses

33 Technical expenses on insurance contracts

Technical expenses on insurance contracts include: reinsurance premiums, additions to insurance provisions, payouts, surrender of policies, claims and claim handling costs. Profit-sharing and rebates are also included.

In € millions	2005	2004
Life insurance expenses:		
- Payments for own account	737	908
- Change in technical provisions for own account	356	288
- Profit-sharing and rebates	55	54
	1,148	1,250
Non-life insurance expenses:		
- Claims for own account	181	173
- Change in provision for payable claims	(10)	(21)
- Change in provision for unearned premiums	(6)	2
- Profit-sharing and rebates	--	2
	165	156
Total	**1,313**	**1,406**

34 Technical expenses on insurance contracts on behalf of policyholders

Expenses concerning insurance contracts on behalf of policyholders include: reinsurance premiums, additions to insurance provisions, payouts, surrender of policies, claims and claim handling costs. Profit-sharing and rebates are also included.

In € millions	2005	2004
Life insurance expenses:		
- Payments for account of policyholders	397	735
- Change in technical provisions for account of policyholders	361	(313)
- Profit-sharing and rebates	24	9
Total	**782**	**431**

35 Acquisition costs for insurance operations

In € millions	Insurance		Eliminations		Total	
	2005	2004	2005	2004	2005	2004
Life insurance	103	66	(4)	(4)	99	62
Non-life insurance	85	74	(17)	(14)	68	60
Total	**188**	**140**	**(21)**	**(18)**	**167**	**122**

Acquisition costs include amortisation on capitalised acquisition costs for an amount of € 48 million (2004: € 35 million).

36 Value adjustments on financial instruments and other assets

This item includes value adjustment for bad debts and value adjustments to fixed assets.

In € millions	Value adjustments		Reversals		Total	
	2005	2004	2005	2004	2005	2004
Investments	2	--	2	--	--	--
Loans and advances to customers	60	71	--	--	60	71
Total	**62**	**71**	**2**	**--**	**60**	**71**

37 Staff costs

In € millions	Bank		Insurance		Group activities		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
Salaries	153	155	77	83	36	29	266	267
Pension costs	34	35	18	18	(1)	4	51	57
Social costs	18	18	9	9	3	2	30	29
Other staff costs	53	43	23	41	20	14	96	98
Total	**258**	**251**	**127**	**151**	**58**	**49**	**443**	**451**

	2005	2004
The pension costs for own staff break down as follows:		
- Pension premiums	59	--
- Interest charge	--	60
- Increase in cash value of entitlements	3	50
- Members' contributions	(3)	(2)
- Expected income from investments	--	(51)
- Release	(8)	--
Total	51	57

	2005	2004
Employees		
The average number of staff calculated on the basis of full-time equivalents:		
- SNS Bank	3,158	3,328
- REAAL Verzekeringen	1,732	1,749
- Group / SNS REAAL Invest	446	306
Total	**5,336**	**5,383**

SNS Reaal has not issued any options to management or staff.

Remuneration of Executive Board and Supervisory Board

General policy

The policy pursued by SNS REAAL with respect to the remuneration of the members of the Executive Board is in line with that of other managers within the group. The policy is aimed at attracting and retaining high-quality people and to motivate them, in accordance with the strategic and derived financial objectives. The remuneration of the Executive Board is decided by the Supervisory Board.

The table below provides an overview of the salaries and bonuses of the individual members of the Executive Board.

In € thousands	Regular payments	Deferred payment	Severance payment	Profit-sharing & bonuses	Total
Remuneration of the Group Executive Board in 2005					
S. van Keulen	575	132	--	223	930
C.H. van den Bos	438	100	--	168	706
M.W.J. Hinssen	438	100	--	168	706
R.R. Latenstein van Voorst	438	100	--	156	694
Total	**1,889**	**432**	**--**	**715**	**3,036**
Remuneration of the Group Executive Board in 2004					
S. van Keulen	563	189	--	193	945
C.H. van den Bos	428	127	--	145	700
M.W.J. Hinssen	428	96	--	145	669
R.R. Latenstein van Voorst	396	62	--	124	582
Total	**1,815**	**474**	**--**	**607**	**2,896**

In € thousands	As member of the Board	As member of a committee	Total
Remuneration of the Supervisory Board in 2005			
J.L. Bouma	38	18	56
H.M. van de Kar	30	15	45
J.V.M. van Heeswijk	25	8	33
J. den Hoed	25	8	33
D. Huisman	25	8	33
S.C.J.J. Kortmann	25	8	33
H. Muller	25	11	36
Total	**193**	**76**	**269**
Remuneration of the Supervisory Board in 2004			
J.L. Bouma	37	6	43
H.M. van de Kar	30	6	36
J.V.M. van Heeswijk	25	10	35
J. den Hoed	25	5	30
D. Huisman	25	10	35
S.C.J.J. Kortmann	25	6	31
H. Muller	25	9	34
Total	**192**	**52**	**244**

In € thousands	Average interest rate	2005	2004
Mortgage loans to executive and supervisory directors			
S. van Keulen	5.5%	194	197
M.W.J. Hinssen	4.6%	558	567
H.M van de Kar	6.6%	120	120
J.V.M. van Heeswijk	4.0%	90	90
S.C.J.J. Kortmann	4.4%	117	113
H. Muller	6.7%	68	68
Total		**1,147**	**1,155**

38 Other operating expenses

In € millions	Bank		Insurance		Group activities		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
Accommodation costs	29	30	7	5	6	5	42	40
IT costs	21	20	--	--	9	7	30	27
Marketing and public relations costs	29	25	12	18	2	2	43	45
External consultancy costs	7	7	4	4	14	18	25	29
Other expenses	86	78	46	33	(71)	(34)	61	77
Total	**172**	**160**	**69**	**60**	**(40)**	**(2)**	**201**	**218**

39 Other interest charges

This includes interest expenses related to non-banking activities, which are attributable to the financial year.

In € millions	Insurance		Group activities		Eliminations		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
Bond loans	--	--	17	37	--	--	17	37
Private loans	18	19	11	24	(17)	(41)	12	2
Interest on deposits of reinsurers	15	11	--	--	--	--	15	11
Other interest charges and investment costs	8	25	21	15	(13)	(15)	16	25
Total	**41**	**55**	**49**	**76**	**(30)**	**(56)**	**60**	**75**

40 Share in the result of associated companies

This includes the share in the net profit of the associated companies.

41 Taxes

In € millions	2005	2004
Tax due on profit:		
- Financial year	103	80
- Adjustments for prior years	(7)	--
Deferred taxes:		
- Origin and settlement of temporary differences	(5)	(19)
- Change in the tax rate	2	9
Total	**93**	**70**
Reconciliation between statutory and effective tax rate:		
- Operating profit before taxation	416	357
- Nominal tax rate	31.5%	34.5%
Nominal tax amount	131	124
Effect of participation exemption	(30)	(49)
Revaluation of deferred taxes in connection with a change in the tax rate	2	15
Prior year adjustments (including release of tax provision)	(7)	(19)
Other tax facilities	(3)	(1)
Total	**93**	**70**
Effective tax rate	22.4%	19.6%

It has been announced in the tax plans for 2006 that the corporation tax rate will be reduced from 31.5% to 29.6%. This has resulted in the deferred

corporate income tax. The effect of this is accounted for under 'Revaluation of deferred taxes in connection with a change in the tax rate'.

42 Net earnings per ordinary share

In € millions	2005	2004
Net earnings	323	288
Weighted average number of issued shares (in millions)	209	209
Dilution (in millions)	--	--
Average number of ordinary shares adjusted for dilution (in millions)	**209**	**209**
Earnings per share (in euros)	1.55	1.38

Implementing IFRS

The 2005 financial statements of SNS Reaal have been prepared in accordance with International Financial Reporting Standards as adopted for use in the EU. The comparative figures for 2004 have been restated in accordance with IFRS, with the permitted exception of IAS 32 and 39 and IFRS 4. This means that the comparative information with respect to financial instruments and insurance contracts is prepared primarily on the basis of the old accounting principles of SNS REAAL. As a result, the figures in this transitional year are not so easy to compare.

The summaries below separately show the effects of the adoption of IFRS on 1 January 2004 and the application of IAS 32 and 39 and IFRS 4 on 1 January 2005.

In € millions	1 January 2005	1 January 2004
Reconciliation of shareholders' equity		
Shareholders' equity under SNS REAAL GAAP	**1,962**	**1,643**
Equity adjustments following implementation of IFRS		
Pension provision	(111)	(111)
Fund for General Banking Risks	70	70
Revaluation of buildings	(14)	(14)
Participation certificates tax effect	(6)	--
Provisions	1	1
	(60)	**(54)**
Impact of IFRS Adjustment to the 2004 results	**(22)**	
Equity adjustments following implementation of IAS 32 and 39 and IFRS 4		
Investment portfolio	137	
Internal acquisition costs	32	
Funding	(40)	
Mortgages	24	
Provision for bad debts	(15)	
Derivatives	22	
Other	(1)	
	159	
Shareholders' equity under IFRS	**2,039**	**1,589**

Changes in accounting policies

SNS REAAL has implemented IFRS with retrospective effect using the following transitional provisions:

- Goodwill is only capitalised for acquisitions after 1 January 2004. Goodwill on acquisitions before that date was charged to equity and not adjusted.
- Hedge accounting is applied to hedges that satisfy the hedge-accounting criteria of IAS 39 as at 1 January 2005.
- Actuarial losses on pensions and other employee benefits that were not taken to the result are charged to equity as at 1 January 2004.

Explanation of differences between IFRS and SNS REAAL GAAP

An explanation is given below of the differences between the accounting policies as applied to the 2004 financial statements (SR GAAP) and IFRS (as applied with effect from 2005):

- Differences between SNS REAAL GAAP and IFRS, excluding IFRS 4, IAS 32 and IAS 39, which were applied with effect from 1 January 2004 to the comparative figures for 2004;
- Differences arising from the implementation of IFRS 4, IAS 32 and IAS 39 as at 1 January 2005.

Differences between SNS REAAL GAAP and IFRS excluding IFRS 4, IAS 32 and IAS 39.

Securitisation
The securitised mortgage portfolio is consolidated with effect from 2004 (implementation of IFRS).

Goodwill
Under SR GAAP, goodwill was charged to shareholders' equity. Goodwill charged to shareholders' equity before 1 January 2004 is not adjusted. Under IFRS, goodwill is capitalised and subject to a regular impairment test.

Real estate - Investment property
Under IFRS, investment property is measured at fair value with value adjustment taken to the result. Under SR GAAP, investment property was also carried at fair value, but value adjustments were taken to the revaluation reserve in shareholders' equity. Under SR GAAP, the cumulative revaluation upon disposal was taken to the result.

Real estate - In own use
Under both IFRS and SR GAAP, property in own use is measured at fair value, with value adjustments, taking into account deferred taxes, are taken to shareholders' equity (revaluation reserve). Under IFRS, a depreciation charge on property in own use, based on the economic life and taking into account a residual value, is accounted for in the income statement. Under SR GAAP, property in own use at REAAL Verzekeringen is not depreciated. Under SR GAAP, property in own use was included in Investment property. Under SR GAAP, the portion of the revaluation reserve related to the disposal is taken to the result upon disposal. Under IFRS, the revaluation reserve is released in the other reserves.

Staff pension provisions
The measurement bases for pensions are different under IFRS. Under IFRS, IAS 19 is applied, whereas under SR GAAP, RJ 271 was applied.
In addition, on 1 January 2005 the pension scheme was converted from a defined-benefit scheme to a defined-contribution scheme.
Upon transition to IFRS, actuarial losses on pensions and other employee benefits that had not been taken to the result as at 1 January 2004 were charged to shareholders' equity.

Fund for general banking risks
Under SR GAAP, a fund for general banking risks was kept. Under IFRS, this fund has been added to other reserves.

Classification of equity instruments
Under SR GAAP, participation certificates of SNS Bank were classified as shareholders' equity. At consolidated level, this concerns a third-party interest. Under IFRS, these instruments are recognised as a liability. Payments to holders of participation certificates are stated as interest under IFRS. Under SR GAAP, they were part of the profit distribution. Because of this change, the comparative figures for 2004 have been restated.
With respect to solvency reporting, this item remains part of the available qualifying capital.

Taxes
Deferred taxes have been adjusted in accordance with the above differences between SR GAAP and IFRS.

Difference arising from the implementation of IFRS 4, IAS 32 and IAS 39 as at 1 January 2005.

On 1 January 2005, IAS 32 and 39 and IFRS 4 were also applied for the first time under IFRS. The cumulative effect of this is stated in shareholders' equity, taking account of deferred taxes.

Participating interests
Under SR GAAP, participating interests were measured at acquisition price or lower market value. Under IFRS, participating interest over which SNS REAAL does not have significant influence are measured at fair value, with value adjustment taken to the revaluation reserve in shareholders' equity.

Investments

Under IFRS, investments are divided into the following four categories:

- Investments at fair value through profit and loss. This category includes trading positions held. Measurement under IFRS is the same as under SR GAAP, which is the stock market price on the final reporting day; however, the provisions for impairment are based on stricter methods. In addition, under SR GAAP at REAAL Verzekeringen, unrealised and realised value adjustments on equities, taking into account deferred taxes, were taken to the revaluation reserve. From this, an amount was stated in the income statement as supplement to the dividend (indirect return method). Under IFRS, the realised gains and losses on equities are taken directly to the income statement
- Available for sale. This category includes the listed debt instruments that are not part of the trading portfolio and that are also not held to maturity. These debt instruments are stated at fair value. Under IFRS, value adjustments, taking into account deferred taxes, are taken to the revaluation reserve in shareholders' equity, while realised gains and losses are taken to the income statement. Under SR GAAP, these instruments are stated at redemption value. The difference between the redemption value and the purchase price (share premium or discount)

is included under deferred assets or deferred liabilities, as appropriate, and is taken to the income statement as interest income in proportion to the residual term to maturity of the related asset. Gains or losses are taken to the income statement as interest income on the basis of the weighted average term of the portfolio concerned.

- Held to maturity. Under IFRS, these loans are stated at amortised cost. The balance of expenses and commission (paid and received) is capitalised and amortised according to effective return method. The management has designated a portion of the bond portfolio of REAAL Verzekeringen as 'held to maturity'. Under SR GAAP, these bonds were stated at redemption value. Share premium and discount were recognised in a straight line in the result over the duration.
- Loans and receivables. Under IFRS, loans and receivables are measured at amortised cost. Transaction costs and commission form part of the initial measurement and are amortised based on the effective return method. Under SNS REAAL GAAP, these items were carried at redemption value.

Mortgages
Under IFRS, mortgages are recognised at amortised cost, and penalty interest is stated in the profit and loss account in the year of receipt and is no longer amortised.

Loans, funding and hybrid savings products
Under IFRS, these items are stated at amortised cost. Costs and commission are capitalised and amortised. Under SR GAAP, loans are stated at redemption value. The balance of expenses and commission (paid and received) is largely taken directly to the result (for example, handling fees). Under IFRS, amortisation of premium and discount is based on the effective interest method while, under SR GAAP, they are recognised in a straight line in the result. Under IFRS, realised gains and losses are taken to the result. Under SR GAAP, these were amortised over the residual term.

Derivatives and embedded derivatives
Under IFRS, derivatives are measured at fair value, including derivatives embedded in contracts, and presented on balance. Both the realised and the unrealised gains and losses are taken to the income statement, except in the case of hedge accounting for cash-flow hedging.

Hedge accounting
Under IFRS, changes in the value of derivatives that are part of a cash-flow hedge are recognised in equity, taking into account deferred taxes. Upon realisation, these value changes are taken to the income statement in the same period as the result on the hedged instrument is accounted for. For fair value hedges, the hedged asset or liability is measured at fair value insofar as it concerns the hedged risk. Value changes are taken to the result. These value changes partly compensate the value changes in the income statement of the derivative that serves as hedging instrument.

Provision for credit risks
Under IFRS, specific provisions for bad debts are based on stricter methods, including the formation of a provision for unidentified bad debts in portfolio (IBNR). For business loans, the cash value is determined item by item on the basis of the estimated future cash flows.

Capitalisation of initial costs
Under SNS REAAL GAAP, capitalised acquisition costs include commission paid for long-term life insurance contracts. Under IFRS, it has been decided, more in line with the matching principle, to also capitalise a portion of the internal acquisition costs. The costs are amortised in line with the period in which the premiums are realised with a maximum of 12 years. The effect over 2004 is recorded in equity per 1 January 2005. The cumulative effect of prior years was not accounted for, as this was considered to be impracticable. By virtue of an exemption upon first-time adoption of IFRS, the comparative figures have not been adjusted.

The impact of IFRS on the result of SNS REAAL

The table below shows that net profit for 2004 under IFRS was € 288 million, compared to net profit of € 310 million on the basis of the accounting principles of SNS REAAL. This difference is primarily due to changes in the accounting for pensions.

In € millions	2004
Reconciliation of consolidated net profit	
Net profit SNS REAAL GAAP	**310**
Adjustment of net profit due to adoption of IFRS	
Net interest income	(18)
Staff costs	(26)
Result on investments	(6)
Taxes	11
Minority interests	18
Other	(1)
Total adjustment to result following implementation of IFRS	(22)
Net profit IFRS	**288**

Company balance sheet

In € millions	2005	2004
Assets		
Participating interests in subsidiaries 1	2,662	2,148
Receivables from subsidiaries 2	388	368
Investments 3	117	--
Derivatives 4	22	--
Deferred tax receivables	17	64
Loans and advances to credit institutions	--	9
Other assets	95	41
Cash and cash equivalents 5	269	225
Total assets	**3,570**	**2,855**
Liabilities and equity		
Shareholders' equity: 6		
- Issued share capital	340	340
- Share premium	15	15
- Revaluation reserve	38	39
- Cash flow hedge reserve	135	--
- Fair value reserve	203	--
- Profit sharing reserve	38	--
- Statutory reserve	97	10
- Other reserves	1,339	1,188
- Retained profit	323	288
	2,528	1,880
Subordinated debts 7	419	227
Capital base	2,947	2,107
Debt certificates 8	189	266
Provision for employee benefits	28	184
Other provisions	4	5
Derivatives 4	4	8
Deffered tax liabilities	6	--
Other amounts due to customers 9	245	151
Amounts due to credit institutions 10	108	77
Other tax liabilities	--	18
Other liabilities	39	39
Total liabilities and equity	**3,570**	**2,855**

The numbers mentioned with the balance sheet items refer to the notes starting on page 178.

Company income statement

In € millions	2005	2004
Result of subsidiaries after taxation	345	317
Other results after taxes	(22)	(29)
Net profit	**323**	**288**
Earnings per ordinary share (in euros) 11	1.55	1.38

The number mentioned with the income statement item refers to the note on page 182.

Notes to the company balance sheet

General

For further details on the accounting policies, reference is made to the general notes to the consolidated financial statements on page 104 and following. Insofar as items are not explained in the balance sheet, please refer to the notes to the consolidated balance sheet.

In accordance with section 402, Book 2 of the Netherlands Civil Code, only the result from participating interest after deduction of tax is shown as a separate item in the income statement.

Assets

1 Participating interests in subsidiaries

In € millions	2005	2004
SNS Bank	1,440	1,313
REAAL Verzekeringen	1,190	806
Other	32	29
Total	**2,662**	**2,148**
Balance as at 1 January	2,148	1,949
Effect of conversion to IAS 32 and 39 and IFRS 4	152	--
Revaluations	191	--
Released revaluations	(46)	--
Result	345	317
Dividend received	(131)	(143)
Other changes	3	25
Balance as at 31 December	**2,662**	**2,148**

2 Receivables from subsidiaries

In € millions	2005	2004
Breakdown by residual term to maturity:		
- Payable on demand	--	--
- > 1 month ≤ 3 months	300	288
- > 3 months ≤ 1 year	--	--
- > 1 year ≤ 5 years	10	--
- > 5 years	78	80
Total	**388**	**368**

3 Investments

In € millions	2005	2004
Investments available for sale	117	--

In € millions	2005	2004
Movement of investments available for sale		
Balance as at 1 January	--	--
Acquisitions and advances	117	--
Balance as at 31 December	**117**	**--**

4 Derivatives

In € millions	Debit	Credit
	2005	
Movement derivatives		
Balance as at 1 January	--	(8)
Effect of conversion to IAS 32 and 39 and IFRS 4	13	--
Acquisitions	--	3
Value adjustments	8	--
Exchange differences	1	1
Balance as at 31 December	**22**	**(4)**

5 Cash and cash equivalents

Cash and cash equivalent include demand deposits at SNS Bank with a term of less than three months.

Liabilities and equity

6 Shareholders' equity

In € millions	Issued share capital	Share premium	Revaluation reserve	Cash flow hedge reserve	Fair value reserve	Profit sharing reserve	Statutory reserve	Other reserves	Retained earnings	Total equity
Balance on 1 January 2004	340	15	36	--	--	--	15	940	243	1,589
Transfer of 2003 net profit	--	--	--	--	--	--	--	243	(243)	--
Other unrealised revaluations	--	--	1	--	--	--	--	--	--	1
Revaluation transfer in connection with realisation of revaluations	--	--	(3)	--	--	--	--	3	--	--
Net profit 2004	--	--	--	--	--	--	--	--	288	288
Other changes	--	--	5	--	--	--	(5)	2	--	2
Balance on 31 December 2004	**340**	**15**	**39**	**--**	**--**	**--**	**10**	**1,188**	**288**	**1,880**
Change in accounting principles to IAS 32 and 39 and IFRS 4	--	--	--	52	113	49	47	(102)	--	159
Transfer of 2004 net profit	--	--	--	--	--	--	--	288	(288)	--
Unrealised revaluations from cash flow hedges	--	--	--	71	--	--	--	--	--	71
Deferred interest income from cash flow hedges	--	--	--	12	--	--	--	--	--	12
Other unrealised revaluations	--	--	3	--	123	--	--	--	--	126
Revaluation transfer in connection with realisation of revaluations	--	--	(1)	--	--	--	--	1	--	--
Realisation of revaluations via the income statement	--	--	--	--	(43)	--	--	--	--	(43)
Change in profit sharing reserve	--	--	--	--	9	(11)	--	2	--	--
Net profit 2005	--	--	--	--	--	--	--	--	323	323
Other changes	--	--	(3)	--	1	--	40	(38)	--	--
Balance on 31 December 2004	**340**	**15**	**38**	**135**	**203**	**38**	**97**	**1,339**	**323**	**2,528**

The share premium reserve is recognised for tax purposes.

The statutory reserve was formed for the costs of research and development software capitalised on the balance sheet and the capitalised internal acquisition costs.

In total, 208,801,030 shares have been issued and fully paid up. The nominal value of a share is € 1.63.

7 Subordinated debts

This concerns debts that are subordinated to the other obligations.

In € millions	2005	2004
Bond loan variable interest 2005/2012	198	--
Bond loan 7.25% 1996/2006	114	114
Private loans	107	113
Total	**419**	**227**

Subsidiaries hold subordinated bonds to the value of € 4 million (2004: € 5 million).

The balance of the subordinated loans with a term longer than five years is € 305 million (2004: € 113 million).

The average interest rate of the private loans amounts to 6.3 %.

8 Debt certificates

In € millions	2005	2004
EMTN loans	189	266
Total	**189**	**266**

The medium-term notes have a residual term less than five years. The average interest rate amounts to 3.0%.

9 Other amounts due to customers

In € millions	2005	2004
Private loans	25	59
Demand deposits	220	92
Total	**245**	**151**

The average interest rate of the private loans amounts to 4.5% (2004: 4.5%).

In € millions	2005	2004
Private loans according to residual term as at year-end 2005:		
- Payable on demand	--	--
- > 1 month ≤ 3 months	2	2
- > 3 months ≤ 1 year	5	32
- > 1 year ≤ 5 years	17	17
- > 5 years	1	8
Total	**25**	**59**

10 Amounts due to credit institutions

Amounts due to credit institutions concern debts to banks, insofar as not in the form of debt certificates, and are due on demand within one year.

Notes to the company income statement

11 Net earnings per ordinary share

In € millions	2005	2004
Net earnings	323	288
Weighted average number of issued shares (in millions)	209	209
Dilution (in millions)	--	--
Average number of ordinary shares adjusted for dilution (in millions)	**209**	**209**
Earnings per share (in euros)	1.55	1.38

Guarantees

Guarantees in the sense of section 403, Book 2 of the Netherlands Civil Code have been issued for most of the subsidiaries of SNS Bank and SNS REAAL Invest. Barring a few exceptions, no such guarantees have been issued for the subsidiaries belonging to REAAL Verzekeringen. SNS REAAL Groep N.V. has issued guarantees to meet the commitments of REAAL Schadeverzekeringen N.V. for specific insurance contracts entered into after 1 September 2000.

Together with a significant part of its group companies, SNS REAAL Groep N.V. forms a tax entity for corporation and value added tax purposes. All the companies in the tax entity are jointly and severally liable for the corporation and value added tax debts of the entity as a whole.

Utrecht, 9 March 2006

Supervisory Board

J.L. Bouma
H.M. van de Kar
J.V.M. van Heeswijk
J. den Hoed
D. Huisman
S.C.J.J. Kortmann
H. Muller

Board of Directors

S. van Keulen
C.H. van den Bos
M.W.J. Hinssen
R.R. Latenstein van Voorst

Most important subsidiaries

The most important group companies are listed below, broken down under banking operations, insurance operations and SNS Reaal Invest. Ownership is 100%, unless stated otherwise.

Banking operations

SNS Bank N.V.	Utrecht
Algemene Spaarbank voor Nederland ASN N.V.	's-Gravenhage
CVB Bank N.V.	's-Hertogenbosch
BLG Hypotheekbank N.V.	Geleen
SNS Securities N.V.	Amsterdam
SNS Assurantiën B.V.	Maastricht
SNS Assuradeuren B.V.	Maastricht

Insurance operations

REAAL Verzekeringen N.V.	Utrecht
REAAL Levensverzekeringen N.V.	Alkmaar
REAAL Schadeverzekeringen N.V.	Zoetermeer
REAAL Reassurantie S.A.	Luxemburg
Proteq Levensverzekeringen N.V.	Alkmaar
Proteq Schadeverzekeringen N.V.	Alkmaar
Nieuwe Hollandse Lloyd Levensverzekeringmaatschappij N.V.	Woerden
Nieuwe Hollandse Lloyd Schadeverzekeringmaatschappij N.V.	Woerden
SNS Verzekeringen B.V.	Zoetermeer

SNS REAAL Invest

SNS Reaal Invest N.V.	's-Hertogenbosch
Foresta Investerings Maatschappij N.V.	's-Hertogenbosch

List of the most important other equity participations

The most important equity participations are listed below.

Participating interests of SNS REAAL Invest

Masterfleet N.V.	(40%)	's-Hertogenbosch
LaSer-Lafayette Services Nederland B.V.	(40%)	's-Hertogenbosch
NeSBIC CTE Fund B.V.	(13.6%)	Utrecht
NeSBIC CTE Fund II B.V.	(10%)	Utrecht
Parnassus Participatiefonds B.V.	(38%)	Amsterdam
Life Sciences Partners II B.V.	(13.2%)	Amsterdam
Skala Home Electronics B.V.	(50%)	's-Hertogenbosch

Participating interest of REAAL Verzekeringen

Ducatus N.V.	(32%)	's-Hertogenbosch

Other

The overview in the sense of Sections 379 and 414, Book 2 of the Netherlands Civil Code has been filed with the trade register of the Chamber of Commerce in Utrecht.

Auditor's report

Introduction

We have audited the 2005 financial statements of SNS REAAL Groep N.V. in Utrecht as included on pages 93 to 182 of this report*. The financial statements consist of the consolidated and company financial statements. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion with respect to the consolidated financial statements

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the company at 31 December 2005 and of the result and the cashflows for the year then ended, in accordance with International Financial Reporting Standards as adopted by the European Union and also comply with the financial reporting requirements included in Part 9, Book 2 of the Netherlands Civil Code, as far as applicable. Furthermore we have established to the extent of our competence that the annual report is consistent with the financial statements.

Opinion with respect to the company financial statements

In our opinion, the company financial statements give a true and fair view of the financial position of the company at 31 December 2005 and of the result for the year then ended, in accordance with accounting principles generally accepted in the Netherlands and also comply with the financial reporting requirements included in Part 9, Book 2 of the Netherlands Civil Code.

Furthermore we have established to the extent of our competence that the annual report is consistent with the financial statements.

Amstelveen, 9 March 2006

KPMG ACCOUNTANTS N.V.

S.J. Kroon RA

*Reference is made to page F-2 to F-88 of this prospectus

Consolidated balance sheet

Before profit appropriation and in € millions	31-12-2006	31-12-2005
Assets		
Goodwill and other intangible assets 1	883	559
Tangible fixed assets 2	320	302
Investment in associates 3	139	126
Investment property 4	135	129
Investments 5	10,626	9,953
Investments for insurance contracts on behalf of policy holders 6	3,955	3,426
Derivatives 7	943	1,174
Deferred tax assets 8	66	132
Reinsurance contracts 17	338	365
Loans and advances to customers 9	56,700	46,143
Loans and advances to credit institutions 10	3,769	4,207
Corporate tax 11	250	189
Other assets 12	658	307
Cash and cash equivalents 13	960	1,076
Total Assets	**79,742**	**68,088**
Equity and Liabilities		
Share capital	383	340
Other reserves	2,498	1,865
Retained profit	319	323
Equity attributable to shareholders 14	3,200	2,528
Third party interests	--	--
Group equity	3,200	2,528
Participation certificates and subordinated debts 15	1,664	1,616
Debt certificates 16	31,259	25,654
Technical provisions, insurance operations 17	13,283	12,658
Provision for employee benefits 18	68	76
Other provisions 19	29	44
Derivatives 7	692	976
Deferred tax liabilities 8	243	324
Savings 20	13,678	12,333
Other amounts due to customers 21	6,479	7,078
Amounts due to credit institutions 22	7,534	3,419
Corporate tax 11	13	4
Other liabilities 23	1,600	1,378
Total equity and liabilities	**79,742**	**68,088**

The numbers mentioned with the balance sheet items refer to the notes starting page 175.

Some of the comparative figures have been restated for comparison purposes. Reference is made to the notes in paragraph 2.4 of the accounting principles for the consolidated balance sheet and consolidated income statement.

Consolidated income statement

In € millions	2006	2005
Income		
Interest income banking operations	2,314	1,996
Interest expenses banking operations	1,715	1,374
Net interest income banking operations 24	599	622
Premium income	2,007	1,789
Reinsurance premiums	49	44
Net premium income 25	1,958	1,745
Commission and management fees receivable	171	153
Commission and management fees due	24	24
Net commission and management fees 26	147	129
Share in the result of associates 27	13	9
Result on investments 28	627	549
Result on investments for insurance contracts on behalf of policy holders 29	215	394
Results on derivatives and other financial instruments 30	6	31
Other operating income 31	2	1
Total income	**3,567**	**3,480**
Expenses		
Technical expenses on insurance contracts 32	1,391	1,313
Technical expenses on insurance contracts on behalf of policy holders 33	663	782
Acquisition costs for insurance contracts 34	218	167
Value adjustments to financial instruments and other assets 35	35	60
Staff costs 36	503	443
Depreciation and amortisation on tangible and intangible fixed assets 2	41	38
Other operating expenses 37	209	201
Other interest expenses 38	48	60
Total expenses	**3,108**	**3,064**
Operating profit before taxation	**459**	**416**
Taxation 39	88	93
Net profit for the year	**371**	**323**
Attribution:		
Net profit attributable to shareholders	371	323
Net profit attributable to minority interests	--	--
Net profit for the year	**371**	**323**
Net earnings per share 40	1.65	1.55
Diluted net earnings per share 40	1.65	1.55
Weighted average number of shares outstanding	224,564,046	208,801,030

The numbers mentioned with the consolidated income statement items refer to the notes starting page 196.

Some of the comparative figures have been restated for comparison purposes. Reference is made to the notes in paragraph 2.4 of the accounting principles for the consolidated balance sheet and consolidated income statement.

Consolidated statement of changes in equity

In € millions	Issued and paid-up share capital	Share premium reserve	Revaluation reserve	Cash flow hedge reserve	Fair value reserve	Profit-sharing reserve	Other reserves	Profit for the year	Total equity
Balance as at 1 January 2005	340	15	39	--	--	--	1,198	288	1,880
Implementation of IAS 32 / 39 and IFRS 4	--	--	--	52	113	49	(55)	--	159
Transfer of 2004 net profit	--	--	--	--	--	--	288	(288)	--
Unrealised revaluations from cash flow hedges	--	--	--	71	--	--	--	--	71
Deferred interest income from cash flow hedges	--	--	--	12	--	--	--	--	12
Unrealised revaluations	--	--	3	--	123	--	--	--	126
Realised revaluations through equity	--	--	(1)	--	--	--	1	--	--
Realised revaluations through income statement	--	--	--	--	(43)	--	--	--	(43)
Change in profit-sharing reserve	--	--	--	--	9	(11)	2	--	--
Other changes	--	--	(3)	--	1	--	2	--	--
Amounts charged directly to equity	--	--	(1)	135	203	38	238	(288)	325
Net profit 2005	--	--	--	--	--	--	--	323	323
Net profit	--	--	--	--	--	--	--	323	323
Total changes in equity 2005	--	--	(1)	135	203	38	238	35	648
Balance as at 31 December 2005	**340**	**15**	**38**	**135**	**203**	**38**	**1,436**	**323**	**2,528**
Transfer of 2005 net profit	--	--	--	--	--	--	323	(323)	--
Unrealised revaluations from cash flow hedges	--	--	--	(61)	--	--	--	--	(61)
Deferred interest income from cash flow hedges	--	--	--	11	--	--	--	--	11
Unrealised revaluations	--	--	9	--	68	--	--	--	77
Realised revaluations through equity	--	--	1	--	--	--	(1)	--	--
Realised revaluations through income statement	--	--	--	(1)	(90)	--	--	--	(91)
Change in profit-sharing reserve	--	--	--	--	14	(13)	(1)	--	--
Revaluation deferred taxation due to change in the statutory tax rate	--	--	1	5	7	--	--	--	13
Amounts charged directly to equity	--	--	11	(46)	(1)	(13)	321	(323)	(51)
Net profit 2006	--	--	--	--	--	--	--	371	371
Net profit	--	--	--	--	--	--	--	371	371
Share issue	40	376	--	--	--	--	--	--	416
Costs related to share issue	--	(12)	--	--	--	--	--	--	(12)
Interim dividend paid	3	(3)	--	--	--	--	--	(52)	(52)
Transactions with shareholders	43	361	--	--	--	--	--	(52)	352
Total changes in equity 2006	43	361	11	(46)	(1)	(13)	321	(4)	672
Balance as at 31 December 2006	**383**	**376**	**49**	**89**	**202**	**25**	**1,757**	**319**	**3,200**

The share premium reserve includes the paid-up capital that has been paid as an addition to the nominal value of the shares issued.

The revaluation reserve concerns land and buildings for own use.

The cash flow hedging reserve comprises the effective portion of the accumulated net change in the fair value of cash flow hedging instruments for hedged transactions that have not yet taken place. In cash flow hedge accounting the movement of the fair value of derivatives is accounted in the cash flow hedge reserve. This cash flow hedge reserve is released during the period that the cash flow from the hedged risk is realised.

The fair value reserve comprises the accumulated net change in the fair value of investments available for sale.

The profit-sharing reserve is maintained for insurance contracts with profit-sharing rights in the insurance portfolio. Profit sharing is awarded annually, largely on the basis of the surplus interest realised on fixed-interest securities in the existing portfolio. Unrealised profits and losses on these fixed-interest securities are recognised in the fair value reserve; the part of the unrealised revaluations that in future might become available for policy holders for profit sharing is included in the profit-sharing reserve.

The other reserves consist of the retained profits of SNS REAAL.

The Group Executive Board will propose a dividend over 2006 of € 0.71 to the AGM on 9 May 2007. Since an interim dividend of € 0.32 was paid on 7 September 2006, a final dividend of € 0.39 per share is proposed. This dividend will be made available, at the shareholder's option, either wholly in cash chargeable to profit, or wholly in ordinary shares chargeable to the share premium reserve. On 11 May 2007 the share will be traded ex-dividend and the dividend will be payable on 6 June 2007.

For more information please see the statement of changes in shareholders' equity in the notes to the company balance sheet of SNS REAAL (see page 208).

Consolidated cash flow statement

In € millions	2006	2005
Cash flow from operating activities		
Net profit for the year	371	323
Adjustments for:		
Depreciation and amortisation of tangible and intangible fixed assets	45	38
Amortisation Value of Business Acquired	6	3
Amortisation of acquisition costs	83	48
Changes in provisions and deferred taxes	(33)	259
Value adjustments to financial instruments and other assets	35	60
Revaluation of investment property	(4)	--
Retained profit share in associates	(5)	(9)
Operating cash flow	**498**	**722**
Change in loans and advances to customers	(2,702)	(2,810)
Change in loans and advances to credit institutions	(3,252)	(823)
Change in savings	1,345	1,360
Change in technical provisions and provision for employee benefits	644	544
Change in investments and derivatives (other than from purchases and sales)	(367)	(1,140)
Change in debt certificates	(323)	333
Change in other operating activities	(377)	268
Net cash flow from operating activities	**(4,534)**	**(1,546)**
Cash flow from investing activities		
Receipts from the sale of intangible fixed assets	2	--
Receipts from the sale of tangible fixed assets	10	23
Receipts from the sale of subsidiaries	7	8
Receipts from the sale of investment property	3	2
Income from the sale and redemption of investments and derivatives	5,180	5,611
Purchase of intangible fixed assets	(214)	(202)
Purchase of tangible fixed assets	(54)	(40)
Purchase of subsidiaries	(839)	(71)
Purchase of investment property	--	--
Purchase of investments and derivatives	(6,074)	(5,753)
Net cash flow from investing activities	**(1,979)**	**(422)**
Cash flow from financing activities		
Receipts from issue of shares	405	--
Receipts from subordinated loans	267	297
Receipts from debt certificates	14,665	9,614
Redemption of subordinated loans	(210)	(121)
Redemption of debt certificates	(8,678)	(7,820)
Dividends paid	(52)	--
Net cash flow from financing activities	**6,397**	**1,970**
Cash and cash equivalents as at 1 January	1,076	1,074
Net increase in cash and cash equivalents	(116)	2
Cash and cash equivalents as at 31 December 13	**960**	**1,076**
Additional disclosure with regard to cash flows from operating activities:		
Interest income received	2,723	2,543
Dividends received	79	33
Interest paid	1,606	1,476

Some of the comparative figures have been restated for comparison purposes. Reference is made to the notes in paragraph 2.4 of the accounting principles for the consolidated balance sheet and consolidated income statement.

Accounting principles for the consolidated financial statements

1 General information

SNS REAAL N.V., established and domiciled in the Netherlands, is a limited liability company incorporated under the laws of the Netherlands. SNS REAAL N.V. is legally registered at Croeselaan 1, 3521 BJ Utrecht. SNS REAAL N.V. is the parent company of SNS Bank N.V., REAAL Verzekeringen N.V., SNS Reaal Invest N.V. and SNS Asset Management N.V. and their subsidiaries (referred to as the 'Group' or 'SNS REAAL'). The Group's consolidated financial statements comprise SNS REAAL N.V. and its subsidiaries that are controlled by SNS REAAL and the interest of SNS REAAL in associated entities.

A number of corporate staff departments are shared. The costs of the corporate staff departments are charged on the basis of the services provided, and in those cases where this cannot be reasonably done, proportionally allocated to the Group's subsidiaries. The costs of the Group Executive Board and other specific company costs are not allocated to group subsidiaries.

The main accounting principles used in the preparation of the consolidated and company financial statements are described in this section.

2 Basis of preparation

2.1 Statement of IFRS compliance

SNS REAAL prepares the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) as adopted by the European Union (EU).

Pursuant to the option offered under Book 2, Title 9 of the Netherlands Civil Code, SNS REAAL prepares its company financial statements in accordance with the same accounting principles as those used for the consolidated financial statements.

2.2 Application dates

IFRS offers the opportunity to adopt certain standards prior to their required date. SNS REAAL will adopt IFRS 7 'Financial instruments: Disclosures' and IFRS 8 'Operating Segments' starting January 1, 2007. The adoption of IFRS 7 and IFRS 8 will impact the type and amount of disclosures made in the financial statements, but will have no impact on the reported profits or financial position of the Group.

2.3 Accounting principles used in the preparation of the financial statements

The accounting principles set out below have been applied consistently to all the periods presented in these consolidated financial statements, except in the key figures for 2004 and prior years. The 2004 key figures have been restated for IFRS, excluding IAS 32 'Financial instruments: disclosures and presentation', IAS 39 'Financial instruments: recognition and valuation' and IFRS 4, Insurance contracts. The 2003 and prior year key figures have not been restated for IFRS.

The group entities have applied the accounting principles consistently.

Several accounting methods have been used for these annual accounts. Fair value is used for land and buildings in own use, investment property, investments classified as fair value through profit and loss, for investments classified as available for sale and for derivatives. All other financial assets (including loans and advances) and liabilities are measured at amortised cost. The book value of assets and liabilities that are measured at amortised cost that are part of a fair value hedge is restated to reflect the change in fair value that is attributable to the hedged risk. Non-financial assets and liabilities are generally measured at historical cost. Except for the cash flow information, the financial statements have been prepared on an accrual basis.

The consolidated financial statements have been prepared in millions of euros (€).

2.4 Changes in principles, estimates and presentation

2.4.1 *Changes in accounting estimates*

With effect from 1 July 2006, capitalised interest rate rebates are amortised on an actuarial basis, rather than linearly. As a result, these rebates are taken to the income statement in line with the duration of the insurance contracts to which it relates. As a result of this change, the amortisation charge due to interest rate rebates was € 11 million lower (accounted for under 'change in technical provisions') than it would have been without the change. In the next five years, too, amortisation regarding the present portfolio will be lower (on average approximately € 10 million per annum, depending on future policy lapse). As from the fifth year, amortisation of the capitalised interest rate rebates will be higher than it would be according to the straight-line method. The accumulated amortisation expense for the entire duration is identical for both methods.

2.4.2 *Changes in presentation*

SNS REAAL has decided to further break down certain line items on the balance sheet and income statement as of 2006, in order to further improve the transparency of the balance sheet and income statement. Previously, these items were broken down in the notes to the balance sheet and the income statement. The comparative figures have been restated. The change has affected the following items:

Balance sheet:
- Corporate tax

Income statement:
- Interest income and interest expense from banking operations
- Premium income and reinsurance premiums
- Commissions and management fees receivable and commissions and management fees due

REAAL holds savings elements for mortgage loans. These savings elements have been reclassified from 'loans and advances to credit institutions' to 'loans and receivables' under the heading investments to better match the entry type.

The items 'mortgage loans to customers' and 'other loans and advances to customers' have been merged into 'loans and advances to customer'. The acquisition of Bouwfonds Property Finance has resulted in a different presentation of 'loans and advances to customers'. This presentation is now part of the notes to this balance sheet item.

The share in the result of associates is presented under income, as is customary in the industry.

The segment expenses allocation has been refined, which resulted in a reclassification of staff costs and other operational expenses at the level of REAAL Verzekeringen Life and REAAL Verzekeringen Non Life in the income statement under 'Information by segment'. Total operating expenses by segment are unchanged.

The technical account of REAAL Verzekeringen has been presented under 'Information by segment'. To increase transparency the result on investments that can be allocated to shareholders' equity are presented under the non-technical account.

2.5 Principles of consolidation

2.5.1 *Subsidiaries*

Subsidiaries, i.e. the companies and other entities (including the so-called 'special purpose entities') whose financial and operating policies SNS REAAL can directly or indirectly control, are included in the consolidation. This is usually the case if SNS REAAL owns more than half the voting power or if SNS REAAL can otherwise exercise control.

Subsidiaries are included in the consolidated financial statements from the date that control commences until the date control ceases. The financial statements of these subsidiaries are fully consolidated, with uniform accounting principles being applied. Third-party interests are stated separately in the consolidated balance sheet and income statement.

2.5.2 *Joint ventures*

Joint ventures are entities over which the Group has joint control. This control has been agreed in a contract and the strategic decisions on the financial and operational policy have to be taken unanimously. In the financial statements, these entities are included in line with the investments in associates (see 3.3), from the date that SNS REAAL first has joint control from the moment that control ceases.

2.5.3 *Investments in associates*

Investments in associates are those entities in which SNS REAAL has significant influence on the operational and financial policy, but no control. In general, accompanying a shareholding between 20% and 50%.

The consolidated financial statements include the Group's share in the total results of non-consolidated investments, from the date the Group gains significant influence to the date significant influence ceases.

A number of investments in associates and joint ventures hold commercial real estate projects, as wel as housing projects under construction or under development. Property under development for third parties is measured at the sum of direct costs incurred up to the balance sheet date, including the interest incurred during the construction phase and less any impairments. Profits are recognised on completion date (completed contract method). Property under development for third parties where this is a specially negotiated contract is measured at the percentage of completion method, the Group wil recognise the profit in proportion to the stage of completion.

Expected losses are immediately recorded in the income statement. Commercial real estate and homes held for sale are measured at cost price or lower fair value less costs to sell, this is the estimated selling price under normal circumstances, minus the relevant variable selling costs. If the fair value is lower than the book value, an impairment is recognised in the income statement.

2.5.4 *Securitisations*

SNS REAAL has securitised mortgage receivables in special purpose entities (SPEs). With these transactions, the economic ownership of the mortgage receivables is transferred to separate entities. SNS REAAL does not have direct or indirect share interests in these entities.

SNS REAAL includes these SPEs in full in its consolidated financial statements if, on the basis of the economic reality of the relationship between SNS REAAL and the SPE, SNS REAAL controls the SPE, or if SNS REAAL retains the majority of the risks and rewards.

2.5.5 *Elimination of transactions at consolidation*

Intra-group transactions, intra-group relationships and unrealised gains on transactions between group companies are eliminated.

Unrealised gains on transactions between SNS REAAL and its associated companies and joint ventures are eliminated for the share of SNS REAAL in these investments. Unrealised losses are eliminated in the same way as unrealised gains, but only insofar as there is no indication of impairment.

2.6 The use of estimates and assumptions in the preparation of the financial statements

The preparation of the consolidated financial statements requires SNS REAAL to use estimates and make assumptions that could affect the reported assets and liabilities and the contingent assets and liabilities as at the date of the consolidated financial statements, and the reported income and expenditure for the period under review. It concerns particularly the methods for determining the technical provisions for insurance operations and capitalised acquisition costs, determining the provisions for bad debts, determining the fair value of assets and liabilities and determining impairments. This involves assessing the situations on the basis of available financial data and information. Although these estimates with respect to current events and actions are made to the best of the management's knowledge, the actual results can ultimately differ from the estimates.

The estimates and the underlying assumptions are constantly assessed. Revisions of estimates are recognised in the period in which the estimate is revised if the revision only impacts the period in question, or in the period of revision and future periods if the revision impacts both the reporting and future periods.

For further details about these accounting principles, please refer to the corresponding notes to the consolidated financial statements and to the information below.

2.7 Accounting at trade date and settlement date

All purchases and sales of financial instruments made in accordance with standard market practices are recognised on the trade date, in other words, the date on which SNS REAAL commits itself to buy or sell the asset or liability. All other purchases or sales are carried as forward transactions (derivatives) until they are settled.

2.8 Offsetting of financial instruments

Financial assets and liabilities are offsetted and the net amount presented in the balance sheet if there is a legally enforceable right to set off the recognized amounts, and there is an intention to settle the items on a net basis, or to realise the asset and settle the liability simultaneously.

2.9 Conversion of foreign currencies

Upon initial recognition, transactions in foreign currencies are converted into euros at the exchange rate at transaction date. Balance sheet items denominated in foreign currencies are translated into euros at the exchange rate applicable on the reporting date. Exchange rate differences from these transactions and from converting monetary balance sheet items in foreign currency are recorded in the income statement account under 'Result on investments' or 'Result on derivatives and other financial instruments', depending on the balance sheet item to which they relate. However, if the balance sheet item is part of cash flow hedge accounting, the exchange rate differences are booked to equity.

The exchange rate differences of non-monetary balance sheet items measured at fair value, with changes in the fair value being taken to the income statement, are accounted for as part of these changes in the value of the asset in question. Exchange rate differences of non-monetary balance sheet items measured at fair value, with changes in the fair value being

taken to equity, are incorporated in equity. Non-monetary items measured at historical cost are converted at the exchange rate applicable on the initial transaction date.

2.10 Insurance contracts

Insurance contracts are those contracts that bear significant insurance risks. These contracts can also involve financial risks. SNS REAAL differentiates the following types of contracts:

2.10.1 *Life insurance*

These contracts provide long-term insurance of events that lead to a payment in cash, or in units, at maturity or on death of the insured. REAAL's life insurance contracts are broken down into the following product groups: savings mortgages, annuities, term insurance policies, savings policies, and funeral insurance policies.

2.10.2 *Non-life insurance*

Non-life insurance contracts comprise those insurance contracts that do not offer cover connected to the survival or death of the insured. These contracts generally provide cover for a shorter period (relative to life insurance). REAAL's non-life insurance contracts are broken down into the following product groups: illness/ accidents, motor vehicles, fire, transport and other.

Payments made after the occurrence of a specified insured event are either fixed (in the event of disability, for example) or linked to the scale of the economic loss suffered by the policyholder (in accordance with the indemnity principle).

2.10.3 *Unit linked insurance*

The distinctive feature of unit-linked insurance is the link of the life insurance policy to investment units. The policyholder determines how REAAL should invest the amount of any premiums paid after deduction of costs and risk premium. To this end, REAAL has created separate investment funds. Unit-linked policyholders bear the investment risk under these policies. In addition to deciding how funds should be invested, policyholders are also free to alter the policy at any time depending upon their personal and/or financial situation.

The benefits from these insurance contracts are directly linked to the underlying investments. Given this link, the technical provisions held in respect of these policies move in line with movements in the value of these investments. Provisions for any payments on death that are higher than the underlying value of the investments are accounted for as part of the provisions for policies where the insurer bears the investment risk.

2.10.4 *Insurance contracts with rights to profit sharing*

The insurance portfolio also contains insurance contracts with discretionary participation features. Discretionary profit sharing schemes are connected to the contractual right of individual policyholders to receive additional benefit payments over and above any insured or guaranteed benefits. The determination of the amount and timing of these additional benefits is at the discretion of the board of directors of SNS REAAL. Because of these commitments to make discretionary profit-sharing payments, an amount of equity is designated as non-distributable.

In addition to discretionary profit sharing, there are also individual and group contracts with contractual (i.e. non-discretionary) profit sharing. These include profit-sharing based on a share of any surplus interest profits and profit sharing based on a share of any insurance profits.

2.11 Information by segment

A segment is a clearly distinguishable division of SNS REAAL that provides services with a risk or return profile (business segment) different from other segments, or that delivers the services to a particular economic market (market segment) with a risk and return profile different from other segments.

The five primary business segments of SNS REAAL are:

- Retail Banking
- Property Finance
- REAAL Verzekeringen Life
- REAAL Verzekeringen Non-life
- Group activities

More information on the different segments can be found in the paragraph 'Information by segment'.

3 Specific principles balance sheet

3.1 Goodwill and other intangible fixed assets

3.1.1 *Goodwill*

Acquisitions by SNS REAAL are accounted for under the purchase method, with the cost of the acquisitions being allocated to the fair value of the acquired identifiable assets, liabilities and contingent liabilities. Goodwill, being the difference between the cost of the acquisition and SNS REAAL's interest in the fair value of the acquired identifiable assets, liabilities and contingent liabilities on the acquisition date, is capitalised as an intangible fixed asset. Any negative goodwill is recorded immediately to the income statement.

If the provisionally determined fair value of acquired assets or liabilities are adjusted within a year of the acquisition date, the change is corrected and recorded as an adjustment to goodwill. Any subsequent adjustments that occur after a period of one year are recognised in the income statement.

Goodwill is not amortised. Instead, an impairment test is performed annually or more frequently if there are indications of impairment. For this impairment test, goodwill is attributed to cash-generating units. The book value of the cash-generating unit (including goodwill) is compared to the calculated recoverable amount. The recoverable amount is the higher of the cash-generating unit's fair value less costs to sell and its value in use. If the recoverable amount is lower than the book value, the difference will be recognised as an impairment in the line item Value adjustments of financial instruments and other assets.

3.1.2 *Software*

Costs that are directly related to the manufacture of identifiable and unique software products which SNS REAAL controls, and which are likely to generate economic benefits that exceed the costs, are capitalised as intangible assets. The direct costs comprise the staff costs directly attributable to software development. All the other costs associated with the development or maintenance of computer software are included as an expense in the period during which they are incurred.

The capitalised development costs for computer software are amortised on a straight-line basis over the useful life, with a maximum of three years.

Impairment tests are carried out periodically.

3.1.3 *Capitalised acquisition costs relating to insurance activities*

Acquisition costs are the direct or indirect costs resulting from the origination of life insurance policies. The capitalised acquisition costs in the balance sheet consists of both capitalised commission, and other direct and indirect acquisition costs that depend on, and relate to, the acquisition of new contracts and the renewal of existing contracts.

Non-commission acquisition expenses are capitalised to the extent that they can be recovered from the projected gross profits of the underlying new business in a given year. Acquisition costs are amortised over a period of 12 or 13 years. This period reflects REAAL's expectation of the average term over which premiums will be received. Capitalised commissions are amortised over the period over which they are earned i.e. either 5 or 10 years, and this varies by product. These terms are re-assessed on a regular basis. If applicable, the amortisation charge will be adjusted for the shortened period.

As part of the annual liability adequacy test, an impairment test is performed annually on the amount of capitalised acquisition costs to confirm that these can be recovered from future profits from insurance products.

3.1.4 VOBA

SNS REAAL accounts for acquisitions on the basis of the purchase method. As a result, the difference between the fair value and the book value of the acquired insurance portfolios is included in the balance sheet as an intangible asset. The VOBA ("value of business acquired") is determined using the net present value of expected future cash flows generated by the acquired insurance contracts as at the acquisition date. Best estimates of actuarial assumptions for interest, mortality and expenses are used to determine this net present value.

SNS REAAL amortises VOBA on a straight-line basis over the estimated average outstanding term to maturity of the acquired contracts. The estimated outstanding term to maturity of the current VOBA is 15 years. This term is re-assessed on a regular basis. If applicable the amortisation charge will be adjusted for the shortened period.

As part of the liability adequacy test, an impairment test is performed at each balance sheet date to confirm that future profits from acquired insurance products are sufficient to cover the amount of any VOBA currently held. The amount of any additional amortisation is recorded under technical expenses relating to insurance contracts.

3.1.5 *Other intangible fixed assets*

The other intangible fixed assets include intangible assets with a specific useful life, such as trademarks and client portfolios stemming from acquisitions. These assets are amortised on a straight-line basis over the useful life. These intangible fixed assets are tested for impairment at each balance sheet date.

3.2 Tangible fixed assets

3.2.1 *Land and buildings in own use*

Property in own use primarily comprises offices (buildings and land) and is measured at fair value based on appraisals by independent external surveyors, less depreciation of buildings and any accumulated impairment.

Positive revaluations on the basis of these appraisals are added to the revaluation reserve in equity, less deferred taxes. Positive revaluations, insofar as these result in the reversal of earlier write-downs on the same asset, are credited to the income statement. Negative revaluations, insofar as these result in the reversal of prior positive revaluations of the same asset, are charged to the revaluation reserve.

Buildings are depreciated over the economic life using the straight-line method, with a maximum of 50 years, with account being taken of the possible residual value. Land is not depreciated. Regular impairment tests are carried out on real estate.

Repair and maintenance expenses are recognised under 'Other operating expenses' when the expense is incurred. Expenses incurred after the acquisition of an asset that increase or extend the future economic benefits in relation to the original use are capitalised and then amortised.

At the sale of a property the part of the revaluation reserve related to the sold real estate is transferred to 'Other reserves'.

3.2.2 *IT equipment and other tangible fixed assets*

All other tangible fixed assets included in this item are measured at cost net of accumulated depreciation and, if applicable, accumulated impairment. Cost comprises the expenses directly attributable to the acquisition of the asset.

The cost of the other tangible fixed assets is depreciated on a straight-line basis over the useful life, with account being taken of any residual value. The estimated useful life is three to ten years.

Regular impairment tests are carried out on the other tangible fixed assets. If the book value of the tangible asset permanently exceeds the recoverable amount, it is immediately written down to the recoverable amount.

Repair and maintenance expenses are recognised under 'Other operating expenses' when the expense is incurred. Expenses incurred after the acquisition of an asset that increase or extend the future economic benefits of the other fixed assets in relation to their original use are capitalised and then amortised.

Results on the sale of tangible fixed assets are defined as the balance of the disposal proceeds less transaction costs and the book value. These results are recognised as part of the "Other operating income".

3.3 Investments in associates

Associates are entities in which SNS REAAL generally owns between 20% and 50% of the voting power, or in which the Group can otherwise exercise significant influence, but does not have control.

Interests in associates are accounted for by the equity method. The item also includes goodwill paid at acquisition less accumulated impairment where applicable.

Under the equity method, the share of SNS REAAL in the result of the associates is recognised in the income statement of SNS REAAL under 'Share in the result of associates'. The share of SNS REAAL in changes in the reserves of associates is recognised directly to SNS REAAL's equity. The value of the associates is adjusted for these results and changes in reserves.

If the valuation of the associate has become zero, no further losses are accounted for, unless the Group has entered into commitments on behalf of the associated company or has made payments on its behalf.

Where necessary, the accounting principles applied by the associates have been adjusted to ensure consistency with the accounting principles applied by SNS REAAL.

Associates held for sale are classified as 'Held for sale'. These associates are measured at the lower of the book value and the selling price less selling costs. The result on the sale of an investment in an associate is presented in the income statement as a total amount, consisting of the selling price less transaction costs and the book value of the associate.

3.4 Investment property

Investment property, comprising retail and office properties and land, are held to generate long-term rental income. If property is kept partly as investment property and partly for own use, the property is included under tangible fixed assets, unless the part in own use is less than 20% of the total number of square metres.

Investment property is measured at fair value, including transaction costs, upon initial recognition. Investment property is treated as a long-term investment and measured at fair value. This is the same as the market value determined every three years by independent external appraisers with sufficient expertise and experience in the locations and categories of real estate. In the time between the three-yearly external sufficient appraisal SNS REAAL uses alternative valuation methods based on the total net annual rental income of that property and, where applicable, the associated costs.

Changes in the fair value of investment property are recognised in the income statement under 'Result on investments'.

The summary below shows the bandwidth of return factors used for fair valuation.

Building	Location	Return factor
Shops	A-location	5.50 – 7.25
Shops	B-location	6.75 – 10.00
Offices	A-location	6.50 – 8.00
Offices	B-location	6.75 – 10.00

3.5 Investments

3.5.1 *Classification*

SNS REAAL breaks down its investments into the following categories: (1) held to maturity, (2) loans and receivables, (3) available for sale and (4) fair value through profit and loss. The category depends on the purpose for which the investments were acquired. Upon acquisition of its investments, the management decides to which category the investment will be allocated.

Upon recognition, investments are measured at fair value including transaction costs, with exception of the category 'at fair value through profit and loss', where transaction costs are taken directly to the income statement.

3.5.2 *Held to maturity*

Fixed-term investments, which management intends, and is able, to hold to maturity, are classified as held to maturity.

Investments held to maturity are measured at amortised cost using the effective interest method, less a provision for impairment if necessary. The effective interest method is based on the estimated future cash receipts or payments, with account being taken of the risk of early redemption of the underlying financial instruments and the direct costs and income, such as the transaction costs charged, brokerage fees and discounts or premiums.

3.5.3 *Loans and receivables*

This item includes unlisted investments with a fixed term. These investments are measured at amortised cost using the effective interest method, less a provision for impairment if necessary.

3.5.4 *Available for sale*

Investments that do not meet the criteria defined by management for held to maturity or fair value through profit and loss investments, are classified as available for sale.

After first-time inclusion, investments available for sale are measured at fair value in the balance sheet. Unrealised gains and losses resulting from the fair value adjustments of investments available for sale are recognised in equity, taking account of deferred taxes.

When the investments are sold or impaired, the related accumulated fair value adjustments are recognised in the income statement as result from investments.

SNS REAAL uses the average cost method to determine the results. Investments in the form of shares of which the fair value cannot be estimated reliably are measured at cost less impairment.

3.5.5 *Fair value through profit and loss*

An instrument is classified at fair value through profit and loss if it is held for trading purposes or if designated as such on first recognition. Financial instruments are designated as at fair value through profit and loss if the Group manages the investments and makes its buying and selling decisions based on fair value.

Upon first recognition, the attributable transaction costs are recognised as a loss in the income statement at the moment they are incurred. The financial instruments are measured at fair value. Realised and unrealised gains and losses are recognised in the income statement under the 'Result on investments'.

Interest income earned on securities is recognised as interest income under 'Interest income, banking operations' at SNS Bank and under 'Result on investments' at REAAL Verzekeringen. Dividend received is recorded under 'Result on investments'.

3.5.6 *Impairment*

At each balance sheet date, the management assesses whether there are objective indications of impairment of investments classified as held to maturity, loans and receivables and available for sale. Impairment losses are recognised immediately to the income statement under 'Value adjustments to financial instruments and other assets'. With investments available for sale, impairment loss is removed from the revaluation reserve.

An equity investment is considered to be impaired if the carrying amount exceeds the fair value in the long term, in other words, a significant or prolonged decline in the fair value below its cost. The recoverable amount of the investments in the form of unlisted shares is determined using well-established valuation methods. The standard method used is based on the relationship in the market between the profit and the value of comparable companies. The recoverable amount of listed investments is determined on the basis of the market price.

Investments in debt securities are considered to be impaired if there are indications of financial problems with the counterparty, dwindling markets or other indications.

If, during a subsequent period, the amount of the impairment of an investment classified as held to maturity or an investment classified as available for sale decreases, and the decrease can objectively be related to an event occurring after the impairment was recognised, the previously recorded impairment loss is reversed in the income statement. This does not apply to investments in equity shares, where an increase in value following impairment is treated as a revaluation.

3.6 Investments for insurance contracts on behalf of policyholders

Investments for insurance contracts on behalf of policyholders are measured at fair value. Amounts due by policyholders in this context are recognised in the income statement as 'Premium income'. Adjustments in the value of investments and results on the sale of investments are recorded in the income statement under the 'Result on investments for insurance contracts on behalf of policyholders'.

Insurance obligations arising from investments on behalf of policyholders are recognised applying the same principles as those used for the valuation of the corresponding investments. Adjustments in the value of obligations related to the investments on behalf of policyholders are recognised in the income statement under 'Technical expenses on insurance contracts on behalf of policyholders'.

If the income from investments is not sufficient to cover the obligations due to minimum returns, an additional provision is made and charged to the income statement.

3.7 Derivatives

Derivative financial instruments, such as currency contracts, interest rate futures, forward contracts, currency and interest rate swaps, currency and interest rate options (both written and purchased) and other derivative financial instruments are measured at fair value in the balance sheet upon first-time recognition.

The fair value of publicly traded derivatives is based on listed bid prices for assets held or liabilities to be issued, and current offer prices for assets to be acquired or liabilities held.

The fair value of non-publicly traded derivatives depends on the type of instrument and is based on a discounted cash flow model or an option valuation model. SNS REAAL recognises derivatives with a positive value as assets and derivatives with a negative value as liabilities.

Adjustments in the fair value of derivatives held for trading are accounted for under the 'Result on derivatives and other financial instruments'.

3.7.1 *Embedded derivatives*

An embedded derivative is treated as a separate derivative if there is no close relation between the economic characteristics and risks of the derivative and the host contract, if the host contract is not measured at fair value, with changes in fair value

Smaller homogenous loans and advances are tested collectively for impairment. The provision with respect to this collective approach is calculated using a range of model-based instruments, including risk-rating models for homogenous pools of consumer and SME loans. The loss factors developed using these models are based on historic loss data of SNS REAAL, and are adjusted on the basis of current information that, in the opinion of the management, can affect the recoverability of the portfolio on the assessment date.

The provision for impairment also covers losses where there are objective indications of losses likely to be incurred in the loan portfolio (IBNR: incurred but not reported). These are estimated on the basis of historic loss patterns of loans and advances that carry similar risk characteristics as the loans and advances held in the portfolio and are a reflection of the current economic climate in which the borrowers operate.

When a loan is uncollectible, it is written off against the relevant provision for impairment. Amounts that are subsequently collected are deducted from the addition to the provision for loan losses in the income statement.

If the amount of the impairment subsequently decreases due to an event occuring after the impairment, the previously recognised impairment loss is reversed in the income statement.

3.10.1.1 Credit guarantees

SNS REAAL has concluded a credit guarantee for credit risk in a portion of the mortgage portfolio to recover impairment losses on the relevant mortgage portfolio from the guarantor. Impairment of mortgages is included under 'Value adjustments to financial instruments and other assets'. The amount receivable under the guarantee is also recognised on this line in the results.

3.10.2 *Non-mortgage backed commercial property finance and other loans and advances*

This comprises loans and advances to business and private clients without mortgage collateral. Loans and advances are measured at amortised cost on the basis of the effective interest method. Loans and advances adjusted after negotiations or otherwise adjusted due to financial restructuring of the borrower are measured on the basis of the original effective interest rate before the terms and conditions were revised.

As far as the loans are concerned, a provision for impairment is formed if there are objective indications that SNS REAAL will not be able to collect all the amounts due by virtue of the original contracted loan terms and conditions.

The criteria for impairment are applied to the entire loans portfolio, except to smaller, homogenous loans, such as consumer credit, which are assessed collectively for impairment. Smaller business loans managed in a portfolio are also assessed collectively for impairment.

For loans and advances that are individually significant, the provision made equals the difference between the book value of the total position and the recoverable amount. The recoverable amount equals the present value of the expected cash flows, including the amounts realised by virtue of guarantees and collateral, discounted at the effective interest rate of the loans and advances.

The provision with respect to the collective approach is calculated using a range of model-based instruments, including 'risk-rating' models for homogenous pools of consumer and SME loans. The loss factors developed using these models are based on historic loss data of SNS REAAL, and are adjusted according to clear current information that, in the opinion of the management, can affect the recoverability of the portfolio on the assessment date.

The provision for impairment also covers losses where there are objective indications of losses likely to be incurred on the loan portfolio (IBNR: incurred but not reported). These are estimated on the basis of historic loss patterns in every division and the creditworthiness of the borrowers, and are a reflection of the current economic climate in which the borrowers operate.

When a loan is uncollectible, it is written off against the relevant provision for impairment. Amounts that are subsequently collected are deducted from the addition to the provision in the income statement. If the amount of the impairment subsequently decreases due to an event occurring after the impairment, previously recognised impairment loss is reversed in the income statement.

3.10.2.1 Lease

SNS REAAL has entered into a number of financial lease agreements. These are agreements for which the Group has transferred almost all the risk of the property to the lessee. The balance sheet value of the lease receivable is equal to the present value of the lease payments, calculated on the basis of the implicit interest rate and, if applicable, any guaranteed residual value.

Upon first recognition, the attributable transaction costs are recognised as a loss in the income statement at the moment they are incurred. The financial instruments are measured at fair value. Realised and unrealised gains and losses are recognised in the income statement under the 'Result on investments'.

Interest income earned on securities is recognised as interest income under 'Interest income, banking operations' at SNS Bank and under 'Result on investments' at REAAL Verzekeringen. Dividend received is recorded under 'Result on investments'.

3.5.6 *Impairment*

At each balance sheet date, the management assesses whether there are objective indications of impairment of investments classified as held to maturity, loans and receivables and available for sale. Impairment losses are recognised immediately to the income statement under 'Value adjustments to financial instruments and other assets'. With investments available for sale, impairment loss is removed from the revaluation reserve.

An equity investment is considered to be impaired if the carrying amount exceeds the fair value in the long term, in other words, a significant or prolonged decline in the fair value below its cost. The recoverable amount of the investments in the form of unlisted shares is determined using well-established valuation methods. The standard method used is based on the relationship in the market between the profit and the value of comparable companies. The recoverable amount of listed investments is determined on the basis of the market price.

Investments in debt securities are considered to be impaired if there are indications of financial problems with the counterparty, dwindling markets or other indications.

If, during a subsequent period, the amount of the impairment of an investment classified as held to maturity or an investment classified as available for sale decreases, and the decrease can objectively be related to an event occurring after the impairment was recognised, the previously recorded impairment loss is reversed in the income statement. This does not apply to investments in equity shares, where an increase in value following impairment is treated as a revaluation.

3.6 Investments for insurance contracts on behalf of policyholders

Investments for insurance contracts on behalf of policyholders are measured at fair value. Amounts due by policyholders in this context are recognised in the income statement as 'Premium income'. Adjustments in the value of investments and results on the sale of investments are recorded in the income statement under the 'Result on investments for insurance contracts on behalf of policyholders'.

Insurance obligations arising from investments on behalf of policyholders are recognised applying the same principles as those used for the valuation of the corresponding investments. Adjustments in the value of obligations related to the investments on behalf of policyholders are recognised in the income statement under 'Technical expenses on insurance contracts on behalf of policyholders'.

If the income from investments is not sufficient to cover the obligations due to minimum returns, an additional provision is made and charged to the income statement.

3.7 Derivatives

Derivative financial instruments, such as currency contracts, interest rate futures, forward contracts, currency and interest rate swaps, currency and interest rate options (both written and purchased) and other derivative financial instruments are measured at fair value in the balance sheet upon first-time recognition.

The fair value of publicly traded derivatives is based on listed bid prices for assets held or liabilities to be issued, and current offer prices for assets to be acquired or liabilities held.

The fair value of non-publicly traded derivatives depends on the type of instrument and is based on a discounted cash flow model or an option valuation model. SNS REAAL recognises derivatives with a positive value as assets and derivatives with a negative value as liabilities.

Adjustments in the fair value of derivatives held for trading are accounted for under the 'Result on derivatives and other financial instruments'.

3.7.1 *Embedded derivatives*

An embedded derivative is treated as a separate derivative if there is no close relation between the economic characteristics and risks of the derivative and the host contract, if the host contract is not measured at fair value, with changes in fair value recognised in profit or loss and if a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative. These embedded derivatives are measured at fair value while changes in value are recognised in the income statement.

3.7.2 *Hedge accounting*

SNS REAAL uses derivatives as part of asset and liability management and risk management. These instruments are used for hedging interest rate and foreign currency risks, including the risks of future transactions. SNS REAAL can designate certain derivatives as either (1) a hedge of the fair value of a recognised asset or liability (fair value hedge); or (2) a hedge of a future cash flow that can be attributed to a recognised asset or liability, an expected transaction or a definite obligation (cash flow hedge).

Hedge accounting is used for derivatives thus identified, provided certain conditions are met. The conditions applied by SNS REAAL for a derivative instrument to qualify for hedge accounting comprise:

- Formal documentation of the hedging instrument, the hedged position, the risk management objective, strategy and relationship of the hedge is completed before hedge accounting is applied;
- The documentation shows that the hedge is expected to be effective in offsetting the risk in the hedged position for the entire hedging period;
- The hedge continues to be effective during the term.

A hedge is considered to be effective if SNS REAAL, at the inception of and during the term, can expect that adjustments in the fair value or cash flows of the hedged position to be almost fully offset by adjustments in the fair value or cash flows of the hedging instrument, insofar as they are attributable to the hedged risk, and the actual results remains within a bandwidth of 80% to 125%.

SNS REAAL ends the hedge accounting as soon as it has been established that a derivative is no longer an effective hedge, or when the derivative expires, is sold, terminated or exercised; when the hedged position expires, is sold or redeemed; or when an expected transaction is no longer deemed highly likely to occur.

3.7.2.1 Fair value hedge accounting

Derivatives designated as a hedge of the fair value of recognised assets or liabilities or of a definite obligation are stated as fair value hedge. Changes in the fair value of the derivatives that are designated as a hedge are recognised immediately in the income statement and reported together with fair value adjustments to the hedged item attributable to the hedged risk.

If the hedge no longer meets the conditions for hedge accounting, an adjustment in the book value of a hedged financial instrument is amortised and taken to the income statement during the residual term of the instrument.

If the hedged instrument is no longer recognised, in other words, if it is sold or redeemed, the non-amortised fair value adjustment is taken directly to the income statement.

3.7.2.2 Cash flow hedge accounting

Derivatives can be designated as a hedge of the risk of future variability of the cash flows of a recognised asset or liability or expected transaction. Adjustments in the fair value of the effective portion of derivatives that are designated as cash flow hedge and that meet the conditions for cash flow hedge accounting are stated in the cash flow hedging reserve as a separate component of equity. The underlying transaction, which is designated as part of a cash flow hedge, does not change as far as the administrative processing is concerned.

If the expected transaction leads to the actual inclusion of an asset or a liability, the gains and losses that were previously taken to equity are transferred to the income statement and classified as income or expense in the period during which the hedged transaction influences the result.

When determining the portion of the fair value adjustment that is included in the cash flow hedge reserve, the portion of the gain or loss on the hedging instrument that is considered an effective hedge of the cash flow risk is included in equity, while the ineffective portion is recognised in the income statement.

If the hedging instrument itself expires or is sold, terminated or exercised, the accumulated gain or loss that was included in equity remains in equity until the expected transaction actually takes place. If the hedging instrument no longer satisfies the conditions for hedge accounting, the accumulated gain or loss that was included in equity remains in equity until the expected transaction takes place.

Amortisation starts at the moment the transaction takes place. If the transaction in question is no longer expected to take place, the accumulated result reported in equity is immediately transferred to the income statement.

3.8 Deferred tax assets

Deferred tax assets and liabilities are recorded for temporary differences between the tax base of assets and liabilities and the book value. This is based on the tax rates applicable as at balance sheet date and that are expected to apply in the period in which the deferred tax assets are realised or the deferred tax liabilities are settled. The deferred taxes are measured at nominal value.

Deferred tax assets are recognised if sufficient tax profits are expected to be realised in the near future to compensate these temporary differences. A provision for deferred taxes is made for temporary differences between the book value and the value for tax purposes of investments in group companies and participating interests, unless the Group can determine the time at which these temporary differences are realised or settled and if it is likely that these differences will not be realised or settled in the near future.

The most significant temporary differences arise from the revaluation of tangible fixed assets, certain financial assets and liabilities, including derivatives contracts and the application of hedge accounting, provisions for pensions and other post-retirement employee plans, technical provisions, deductible losses carried forward; and, as far as acquisitions are concerned, from the difference between (a) the fair value balance of the acquired assets and obligations entered into and (b) the book value.

Tax due on profits is recognised in the period during which the profits were generated, based on the applicable local tax laws. Deferred taxes with respect to the revaluation of investments available for sale and cash flow hedges, of which value adjustments are recognised immediately in equity, are also charged or credited to equity and upon realisation included in the income statement together with the deferred value adjustments.

3.9 Reinsurance contracts

Contracts entered into by SNS REAAL with reinsurance companies and by virtue of which SNS REAAL receives compensation for losses on one or more insurance contracts SNS REAAL has issued, are designated as reinsurance contracts. Insurance contracts entered into by SNS REAAL where the contract holder is another insurance company are classified as in-coming reinsurance contracts and they are classified as insurance contracts.

Reinsurance premiums, commissions, payments and technical provisions for reinsurance contracts are accounted for in the same way as the direct insurance policies that are reinsured. The share of reinsurance companies in the technical provisions and the benefits to which SNS REAAL is entitled to by virtue of its reinsurance contracts are accounted for as a reinsurance asset. These assets comprise short-term receivables from reinsurance companies (presented under other assets), and long-term receivables (presented under reinsurance contracts). These receivables depend on the expected claims and benefits arising from the insurance contracts that SNS REAAL has reinsured.

The amounts receivable from, and payable to, reinsurance companies are valued in accordance with the terms and conditions of each reinsurance contract. Reinsurance obligations relate primarily to premiums payable for reinsurance contracts. These premiums are recognised as an expense over the period in which they are due.

Reinsurance receivables are assessed for impairment at each reporting date.

3.10 Loans and advances to customers

3.10.1 *Mortgages and mortgage-backed commercial property finance*

These are defined as loans and advances to customers with mortgage collateral. These loans and advances are measured at amortised cost using the effective interest method. Loans and advances adjusted after negotiations or otherwise adjusted due to financial restructuring of the borrower are valued on the basis of the original effective interest rate before the terms and conditions were revised.

As far as the loans and advances are concerned, a provision for impairment is made if there are objective indications that SNS REAAL will not be able to collect all the amounts due by virtue of the original contracted loan terms and conditions. For loans and advances that are individually significant, the provision made equals the difference between the book value of the total position and the recoverable amount. The recoverable amount equals the present value of the expected cash flows, including the amounts realised by virtue of guarantees and collateral, discounted at the original effective interest rate of the loans and advances.

Smaller homogenous loans and advances are tested collectively for impairment. The provision with respect to this collective approach is calculated using a range of model-based instruments, including risk-rating models for homogenous pools of consumer and SME loans. The loss factors developed using these models are based on historic loss data of SNS REAAL, and are adjusted on the basis of current information that, in the opinion of the management, can affect the recoverability of the portfolio on the assessment date.

The provision for impairment also covers losses where there are objective indications of losses likely to be incurred in the loan portfolio (IBNR: incurred but not reported). These are estimated on the basis of historic loss patterns of loans and advances that carry similar risk characteristics as the loans and advances held in the portfolio and are a reflection of the current economic climate in which the borrowers operate.

When a loan is uncollectible, it is written off against the relevant provision for impairment. Amounts that are subsequently collected are deducted from the addition to the provision for loan losses in the income statement.

If the amount of the impairment subsequently decreases due to an event occuring after the impairment, the previously recognised impairment loss is reversed in the income statement.

3.10.1.1 Credit guarantees

SNS REAAL has concluded a credit guarantee for credit risk in a portion of the mortgage portfolio to recover impairment losses on the relevant mortgage portfolio from the guarantor. Impairment of mortgages is included under 'Value adjustments to financial instruments and other assets'. The amount receivable under the guarantee is also recognised on this line in the results.

3.10.2 *Non-mortgage backed commercial property finance and other loans and advances*

This comprises loans and advances to business and private clients without mortgage collateral. Loans and advances are measured at amortised cost on the basis of the effective interest method. Loans and advances adjusted after negotiations or otherwise adjusted due to financial restructuring of the borrower are measured on the basis of the original effective interest rate before the terms and conditions were revised.

As far as the loans are concerned, a provision for impairment is formed if there are objective indications that SNS REAAL will not be able to collect all the amounts due by virtue of the original contracted loan terms and conditions.

The criteria for impairment are applied to the entire loans portfolio, except to smaller, homogenous loans, such as consumer credit, which are assessed collectively for impairment. Smaller business loans managed in a portfolio are also assessed collectively for impairment.

For loans and advances that are individually significant, the provision made equals the difference between the book value of the total position and the recoverable amount. The recoverable amount equals the present value of the expected cash flows, including the amounts realised by virtue of guarantees and collateral, discounted at the effective interest rate of the loans and advances.

The provision with respect to the collective approach is calculated using a range of model-based instruments, including 'risk-rating' models for homogenous pools of consumer and SME loans. The loss factors developed using these models are based on historic loss data of SNS REAAL, and are adjusted according to clear current information that, in the opinion of the management, can affect the recoverability of the portfolio on the assessment date.

The provision for impairment also covers losses where there are objective indications of losses likely to be incurred on the loan portfolio (IBNR: incurred but not reported). These are estimated on the basis of historic loss patterns in every division and the creditworthiness of the borrowers, and are a reflection of the current economic climate in which the borrowers operate.

When a loan is uncollectible, it is written off against the relevant provision for impairment. Amounts that are subsequently collected are deducted from the addition to the provision in the income statement. If the amount of the impairment subsequently decreases due to an event occurring after the impairment, previously recognised impairment loss is reversed in the income statement.

3.10.2.1 Lease

SNS REAAL has entered into a number of financial lease agreements. These are agreements for which the Group has transferred almost all the risk of the property to the lessee. The balance sheet value of the lease receivable is equal to the present value of the lease payments, calculated on the basis of the implicit interest rate and, if applicable, any guaranteed residual value.

3.11 Loans and advances to credit institutions

The amounts due to credit institutions concern loans to banks not in the form of interest-bearing securities. These loans and advances are measured at amortised cost using the effective interest method.

3.12 Corporate tax

Corporate tax is tax levied on taxable profits. Current tax receivables are measured at nominal value according to the tax rate that will be employed. Dividend withholding tax recovered through the corporation tax return is also included in this item.

3.13 Other assets

Other assets consist of receivables from direct insurance policies, other taxes, other receivables and accrued assets. Accrued assets include the accumulated interest on financial instruments measured at cost, as well as other accruals, which item also includes amounts receivable by SNS Bank from customers and the clearing house in respect of option positions.

3.14 Cash and cash equivalents

Cash and cash equivalents include the unrestricted balances with De Nederlandsche Bank and at other banks. Unrestricted balances that SNS Bank has with other banks are included under Loans and advances to credit institutions.

3.15 Equity

3.15.1 *Issued and paid up share capital*

The share capital comprises the issued and paid-up share capital. Costs directly attributable to the issue of equity instruments are deducted net of tax from the share issue income in equity.

3.15.2 *Share premium reserve*

The capital paid up in addition to the nominal value of the issued shares.

3.15.3 *Ordinary share dividend*

Dividend for a financial year, which is payable after the balance sheet date, is disclosed in the notes on the 'Articles of association provisions governing the appropriation of profit'.

3.15.4 *Revaluation reserve*

These reserves concern the revaluation of property in own use (see 3.2.1).

3.15.5 *Cash flow hedge reserve*

The cash flow hedge reserve consists of the effective part of cumulative changes to the fair value of the derivates used in the context of cash flow hedges, net of taxes, providing the hedged transaction has not yet taken place (see 3.7).

3.15.6 *Fair value reserve*

This component of equity includes gains and losses as a result of changes in the fair value of assets that are available for sale, net of deferred taxes. If the particular asset is sold or redeemed, in other words is no longer recognised, the corresponding cumulative result will be transferred from equity to the income statement (see 3.5.3.). In addition, exchange rate differences on non-monetary financial assets that are classified as available for sale are stated in this reserve (see 2.9).

3.15.7 *Profit sharing reserve*

The insurance portfolio contains contracts that are entitled to discretionary profit sharing. This profit sharing is awarded annually, primarily on the basis of the excess interest realised on the fixed-interest securities in the existing portfolio during the financial year. Unrealised gains and losses on these fixed-interest securities are taken to the fair value reserve; the part of these unrealised revaluations which might be available for future distribution to policy holders as profit sharing is taken to the profit sharing reserve.

3.15.8 *Other reserves*

Other reserves comprise the retained profits of SNS REAAL.

3.16 Participation certificates and subordinated debts

SNS Bank issues participation certificates to third parties. The certificates have an open-ended term, with SNS Bank maintaining the right to early redemption in full after 10 years, provided permission is given by the regulator. The amount of the dividend, in the form of a coupon rate, is fixed over a period of 10 years and equal to the CBS (Central Bureau for Statistics) return on 9-10 year Government bonds plus a mark-up. Participation certificates are measured at amortised cost. Benefit payments on participation certificates are recorded under 'Interest expenses, banking operations'.

These certificates are classified as debt capital in the financial statements. For SNS Bank's solvency reports to De Nederlandsche Bank, this item forms part of the Tier 1 capital.

Subordinated loans include the subordinated bond loans that are considered in the solvency test by De Nederlandsche Bank, and are measured at amortised cost using the effective interest rate.

At REAAL Verzekeringen, the final bonus account concerns final bonus commitments in relation to certain life insurance policies. Entitlement to a final bonus applies only to specific individual policies that become payable upon expiry of the agreed term or upon the death of the insured party. Entitlement to a final bonus is cancelled when the policy is surrendered. Entitlements to final bonuses not yet paid out are subordinated to all other debts. It is also stipulated that entitlement to a final bonus is cancelled if and insofar as the results erode the core base to the extent that the statutory solvency requirements can or may no longer be complied with. The final bonus account is calculated on an actuarial basis using the same principles as applied to calculate the profit additions, which form part of the technical provisions for insurance operations, additionally taking account of the estimated probability of early termination of insurance policies.

Part of the final bonus account is converted annually, according to a fixed method, into an unconditional right of the policyholder and added to the technical provisions for insurance provisions.

These obligations arising from the final bonus scheme are classified as debt capital in the financial statements. For the solvency reports by REAAL Verzekeringen to De Nederlandsche Bank, this item forms part of the available equity.

3.17 Debt certificates

Outstanding debt certificates are initially measured at fair value, in other words, the issue income (the fair value of the received payment) net of the transaction costs incurred. Thereafter, they are measured at amortised cost, using the effective interest method. The hedge accounting rules, as referred to in 3.7., are applied to outstanding debt certificates that are hedged by derivatives.

When SNS REAAL purchases its own debt securities in the context of market maintenance, these debt certificates are removed from the balance sheet.

3.18 Technical provisions, insurance operations

3.18.1 *Insurance contracts – obligations*

3.18.1.1 Life insurance

An obligation to make future contractual payments is recognised as soon as premiums become due. The provision for life insurance policies consist of the discounted value, based on the premium calculation principles for interest and mortality, of expected future benefits payments (including profit sharing already distributed) to policyholders or other beneficiaries, less future premiums.

The provision is calculated using the net premium method for which assumptions are used for mortality, interest and rates of policy surrender. The projected benefits are based on pricing assumptions at outset of the policy. The mortality assumptions for group contracts with longevity risk are adjusted to reflect the most recent mortality experience. The average discount rate remains constant throughout the life of the policy, and is 3% for contracts issued after 1999 and a maximum of 4% for contracts issued prior to this time. For savings mortgages and other guaranteed products, the rate of return guaranteed in the contract is used. The average rate guaranteed to policyholders for these products is 4.2% (2005: 4.2%).

Gross premiums including loadings to cover expenses. When the premiums are received or fall due, the amount of any expenses loading is released and is then available to cover actual expenses, including renewal expenses, non-capitalised acquisition costs and the amortisation of capitalised acquisition costs.

REAAL also sells products that contain minimum guarantees. The technical provisions for life insurance policies include provisions for guaranteed benefits. These provisions also include an allowance for any guarantees on policies where the investment risk is borne by the policyholder.

The provisions are net of capitalised interest rate rebates. These interest rate rebates are amortised on an actuarial basis. The present value of any profit sharing that has been awarded but not yet distributed is included under the provision for profit sharing, bonuses and discounts.

The provision for waiver of premium and disability annuity cover equals at a minimum twice the annual premium received for the cover provided, with the exception of the premiums deducted for this cover on unit-linked policies, for which a provision is held that equals the annual premium for this cover.

Determining the technical provisions for insurance contracts is a process that by its very nature is full of uncertainties. Actual payments depend on factors such as social, economic and demographic trends, inflation, investment returns, the behaviour of policyholders and other factors, and, for life insurance contracts, assumptions about developments in mortality and disability rates.

Using different assumptions for these factors than have been used in preparing these accounts (i.e. premium calculation principles) could have a significant effect on the technical provisions and related expenses for insurance contracts (see also under Adequacy test 3.18.2).

3.18.1.2 Non-life insurance

The provision for unearned premiums reflects the period of any unexpired cover as at the balance sheet date. The provision is equal to the unearned gross premiums less any commission paid. The provision for unearned premiums is calculated separately for each insurance contract using the 365ths method, adjusted where necessary for variations in risk and claim frequencies over the term of the insurance contract.

The change in the provision for unearned premiums is recorded in the income statement in order to recognise income appropriately over the period of exposure to risk.

The provision for unexpired risks is made to meet obligations stemming from:

- Claims and claim-handling expenses that may arise after the balance sheet date and which are covered by contracts issued prior to that date, insofar as the amount estimated in this connection exceeds the provision for unearned premiums and the premiums claimable in relation to these contracts.
- The premiums received, be they single or regular, for contracts where the underlying risk increases over time. This is particularly the case for disability insurance. Within the actuarial discipline this is referred to as the Mathematical Provision for Insurance Obligations.

The provision for outstanding claims has been set aside to meet claims arising from the current and preceding years that have not been settled as at the balance sheet date. The provision is determined systematically on a policy by policy basis. In the case of disability claims, this provision is referred to as the Provision for Periodic Payments.

REAAL Verzekeringen holds co-insurance contracts, mainly relating to the transport sector. In the calculation of the technical provision, all risks covered prior to the balance sheet date are accounted for, as are incurred claims, both reported and unreported. The expected balances for risks covered and losses incurred arising from transport insurance are determined on an underwriting year basis.

The provision Incurred But Not Reported (IBNR) is intended for events that have occurred prior to the balance sheet date but have not yet been reported as at that date, or for changes in claims that have been reported to the insurer but not yet settled. In the case of disability contracts the provision is calculated on the basis of risk premiums and recent claims experience. The provision for other non-life insurance contracts is estimated on the basis of analyses of claims development patterns. In performing this analysis, projected subrogation amounts are deducted from this provision.

The actuarial analyses used to calculate the IBNR provision are particularly useful in estimating the projected final costs of more complex claims that can be affected by both internal and external factors such as claims handling procedures, inflation, changes to legislation and regulations, court rulings, history and trends.

A separate Provision for Claims Handling Costs is formed for claims handling and loss adjustment expenses. This provision provides an estimate of the expenses involved in dealing with payments to be made in respect of claims arising from insured events that have already occurred.

The determination of provisions carries a number of uncertainties that require substantiated estimates and judgements to be made. In accordance with general practice in the industry, SNS REAAL does not discount the non-life provisions, with the exception of claims related to disability business. This also holds true for the Provision for Claims Handling Costs. Changes in estimates are reflected in the result in the period during which the estimates are adjusted.

3.18.1.3 Unit linked contracts

These contracts primarily concern life insurance policies whose investment risk is borne by the policyholders. The technical provisions for these insurance policies are set equal to the balance sheet value of the related underlying investments. As a result, these technical provisions are recorded at fair value through the profit and loss. Transaction costs and commission are not included in the initial valuation but charged to the income statement at the moment they are incurred.

Guarantees have been provided on a number of unit-linked insurance policies. The guarantee provided is a 3% or 4% annual return on the amount invested, and only applies at the maturity date of the insurance policy. Prior to maturity, the provision held for these policies is equal to at least the accumulated amount of premiums paid plus interest less any expense and mortality charge deductions, adjusted for future lapses and early surrenders.

3.18.1.4 Discretionary profit-sharing obligations

The insurance portfolio contains contracts that are entitled to profit sharing amounts that are discretionary. This profit sharing is awarded annually, mainly on the basis of the surplus interest realised on fixed-income securities in the existing portfolio, less related costs and a limited share of any mortality surplus. When determining the amount of any profit sharing, account is also taken of other factors that could influence the Group's total results, to which profit-sharing policyholders could be entitled.

The accounting principles underlying the determination of interest surplus for discretionary profit-sharing purposes, and hence the investment results derived, are not the same as the IFRS principles used in these financial statements. Realised and unrealised gains and losses arising from fixed-interest securities which are used pro rata as cover for these contracts and which have been recognised in equity in accordance with the valuation principles of these financial statements, are viewed as being available for future distribution when calculating the amount of any profit allocation. Insofar as this applies, it is disclosed in the notes relating to Equity.

3.18.2 *Adequacy test for insurance obligations*

The insurance provisions reported at the balance sheet date are valued using premium calculation principles for interest and mortality (for life insurance and disability contracts) or historically observed claim development patterns (non-life insurance). The adequacy of the provisions is tested periodically during the reporting period.

Adequacy test life insurance

An adequacy test (Liability Adequacy Test) is performed twice a year for the whole life insurance portfolio. The purpose of this test is to determine whether the reported technical provisions, net of the related capitalised acquisition costs and VOBA are adequate. This test is based on the most up-to-date experience assumptions.

When performing these tests, future contractual cash flows are projected on the basis of estimates of future mortality, disability, the behaviour of policyholders, claim handling and management costs, and income from investments (provided they are not classified as available for sale) that serve to meet these provisions. Any shortfall is recorded immediately to the income statement by first writing down deferred acquisition costs or the VOBA and then, where necessary, met by making an additional provision.

Impairment charges on capitalised acquisition costs or the VOBA as a result of this test cannot be subsequently reversed. The adequacy test is carried out at the portfolio level.

The following assumptions were used in performing the adequacy test as of December 31, 2006:

⊙ Discount rate	Based on the risk-free yield curve published by the Dutch Central Bank
⊙ Profit allocation	Where surplus interest exceeds 4.5%, with tranches of surplus interest running off over time
⊙ Inflation	2%
⊙ Efficiency gain	2%
⊙ Projected mortality	Experience statistics based on internal research
⊙ Lapse and early surrender	Experience statistics based on internal research
⊙ Salary increases, group policies	2.5% per annum
⊙ Increase in plan member numbers, group policies	5% per annum
⊙ Guarantees	Valued at fair value

Adequacy test disability insurance

The method used to perform the adequacy test for disability claims is very similar to that for the life insurance portfolio. This test is also performed twice a year.

A provision for disability claims (PPP) is made; this is calculated based on pricing assumptions for interest, recovery and mortality. The size of this provision, therefore, does not reflect the actual developments of these assumptions.

By periodically carrying out adequacy tests based on current assumptions, REAAL Verzekeringen ensures the adequacy of the PPP. Note that the outcome of the test is particularly sensitive to changes in the discount rate. The discount rate used in performing the adequacy testing is based on the most recent yield curve published by De Nederlandsche Bank for this purpose, and which must be used as the norm from 2007 (the nominal interest rate structure to the Financial Regulatory Framework).

The outcomes of the adequacy test should be seen as minimum provisions.

Adequacy test non-life insurance
A quantitative test is carried out twice a year to establish the adequacy of the provisions for non-life claims. The method used to perform the adequacy test is different from that used for the life insurance and disability portfolios. For non-life insurance, the adequacy of the total of case estimates and the provision for IBNR (provision for late claims and development on existing cases) is tested. This test uses stochastic modelling techniques, which also take inflation and discounting into account.

At year-end 2006, a part of REAAL Schadeverzekeringen's portfolio (namely the direct business, excluding that from authorized agents and the entire non-life portfolio of Proteq Direct have been tested in this manner. The stochastic testing is supplemented by the assessment of actual claims development results and the effect of the reserving policy on the size of the provision held. The adequacy of the non-life provisions for the entire non-life portfolio is judged by combining these various test elements.

3.18.3 *Derivatives embedded in host insurance contracts*
SNS REAAL does not separately recognise derivatives embedded in insurance contracts, or options to surrender insurance contracts at a fixed amount, or a fixed amount and an interest rate, and thus closely linked to the basic insurance contract, but recognises these under the main contract from which they stem. The embedded derivatives are measured as soon as the technical provision made for the host contract drops below the guaranteed minimum; the time value of the derivative is not included in full in the measurement of the contract.

3.19 Provision for employee benefits

3.19.1 *Pension commitments*
SNS REAAL has different pension plans, most of them defined contribution plans. A defined contribution plan is a pension plan in which SNS REAAL pays fixed contributions to a separate entity, the independent Stichting Pensioenfonds SNS REAAL (the pension fund). SNS REAAL has no legally enforceable or actual obligation to pay extra contributions if the fund has insufficient assets to make all the benefit payments in connection with staff performance during the reporting and prior periods.

For the defined contribution plans, SNS REAAL pays contributions to the pension fund. After payment of the contributions, SNS REAAL has no further payment obligations. The regular contributions are considered to be net periodic costs for the year in which they are due, and are recognised as such in the staff costs. Employee contributions are deducted from the net period costs.

SNS REAAL additionally has a number of defined benefit pension plans. The Group's net commitments arising from defined benefit pension plans are calculated separately for each plan by making an assessment of the pension entitlements that staff have accrued in exchange for their service during the period under review and prior periods. These pension entitlements are discounted in order to determine the present value, and the fair value of the fund investments is deducted from this. The discount rate represents the return as at balance sheet date of bonds with an AAA credit rating whose maturities approach the term of the Group's commitments.

The actuarial gains and losses arising from defined benefit pension plans, insofar as non-recognised accumulated actuarial gains and losses exceed 10% of the higher of the present value of the defined benefit obligation, or the fair value of the plan assets, are recognised, in the income statement for the average expected remainder of the service of the employees participating in the plan. Other than that, the actuarial gains or losses are not included in the income statement.

When the calculation results in a positive outcome for the Group, the asset is stated at a maximum equal to the balance of any non-recognised actuarial losses and past service pension charges and the present value of any future repayments by the fund or lower future premiums.

Because of the acquisition of Bouwfonds Property Finance, SNS REAAL has defined benefit pension plans that are viewed as defined contribution plans because insufficient data are available. This will be described further in the notes to acquisitions.

3.19.2 *Other employee commitments*

The other employee commitments refer mostly to discounts granted for bank and insurance products to (former) employees after the date of their retirement. The size of the provision is based on the present value of the discounts offered after the retirement date, taking into account actuarial assumptions about mortality and interest.

Furthermore, a provision has been taken for reimbursement of medical expenses and long-service awards. To qualify for these benefits, the employment contract of the staff should normally have continued until the retirement age, and it should have lasted for a stated minimum period. A liability is taken for the estimated costs of these benefits during the term of employment using a method that corresponds with that used for defined benefit pension plans. This liability is determined annually on the basis of actuarial principles.

3.20 Other provisions

SNS REAAL makes provisions if there is a legally enforceable or present obligation arising from events in the past, the settlement of which is likely to require an outflow of assets, and a reliable estimate of the size of the obligation can be made. Provisions are measured at the present value of the expected future cash flows. Additions and any subsequent releases are recorded in the income statement.

3.20.1 *Reorganisation provision*

The reorganisation provision comprises estimated termination benefits and other direct costs related to restructuring programmes. These costs are recognised in the period in which SNS REAAL is presented with a legally enforceable or actual obligation to pay. No provision is formed for costs or future operating losses stemming from the continuing operations of SNS REAAL.

SNS REAAL recognises termination benefits if the Group has demonstrably committed itself to:

- Termination of the employment contract of current employees in accordance with a detailed formal plan without the option of the plan being withdrawn; or
- Payment of termination benefits as a result of an offer to encourage voluntary redundancy.

Benefits that are due after more than twelve months after the balance sheet date are discounted.

3.20.2 *Legal costs*

A provision for legal proceedings is made at balance sheet date for the estimated liability with respect to ongoing legal proceedings. Claims against SNS REAAL in legal proceedings are disputed. Although the outcome of these disputes cannot be predicted with certainty, it is assumed on the basis of legal advice obtained and information received that they will not have a substantial unfavourable effect on the financial position of SNS REAAL. The provision comprises an estimate of the legal costs and payments due during the course of the legal proceedings.

3.21 Derivatives

See 3.7 of these notes.

3.22 Deferred tax liabilities

Deferred tax liabilities concern tax payable in future periods in connection with taxable temporary differences. See 3.8 for detailed information.

3.23 Savings

This item consists of balances on savings accounts, savings deposits and term deposits of private clients. Upon first-time inclusion, savings are stated at fair value, including transaction costs. Thereafter, they are measured at amortised cost. A difference between the income and the redemption value based on the effective interest method is recognised under Interest expenses, banking operations, in the income statement during the term of the savings.

3.24 Other amounts due to customers

Amounts owed to customers concern unsubordinated debts to non-banks, other than in the form of debt certificates. Upon first-time inclusion, these debts are stated at fair value, including transaction costs. Thereafter, they are measured at amortised cost. A difference between the income and the redemption value based on the effective interest method is recognised under Interest expenses, banking operations, in the income statement during the term of these amounts owed to customers.

3.25 Amounts due to credit institutions

Amounts owed to credit institutions concern debts to banks. Upon first-time inclusion, these debts are measured at fair value, including transaction costs. Thereafter, they are stated at amortised cost. A difference between the income and the redemption value based on the effective interest method is recognised under interest charges in the income statement during the term of these debts to credit institutions.

3.26 Corporate tax

Corporate tax relates to tax on the taxable profit for the period under review, and if any taxes due from previous periods. Dividend withholding tax recovered through the corporation tax return is also included in this item.

3.27 Other liabilities

Other liabilities primarily consist of interest accrued on financial instruments that are stated at amortised cost. This item also includes creditors, other taxes and accrued liabilities, which item also includes amounts due by SNS Bank to customers and the clearing house in respect of option positions.

4 Specific principles income statement

4.1 Income

Income represents the fair value of the services, after elimination of intra-group transactions within SNS REAAL. Income is recognised as follows:

4.1.1 *Interest income, banking operations*

The interest income from banking operations comprises interest on monetary financial assets of SNS Bank attributable to the period. Interest income on financial assets not classified as fair value through profit and loss is recognised using the effective interest method based on the actual acquisition price.

The effective interest method is based on the estimated future cash receipts or payments, with account being taken of the risk of early redemption of the underlying financial instruments and the direct costs and revenues, such as the transaction costs charged, commission payable to intermediaries and discount or premiums. If the risk of early redemption cannot be reliably determined, SNS REAAL calculates the cash flows over the full term of the financial instruments.

Commitment fees, together with related direct costs, are deferred and recognised as an adjustment of the effective interest on a loan if it is likely that SNS REAAL will conclude a particular loan agreement. If the commitment expires without SNS REAAL extending the loan, the fee is recognised at the moment the commitment term expires. If it is unlikely that a particular loan agreement will be concluded, the commitment fee is recognised pro rata as a gain during the commitment term.

Interest income on monetary financial assets that have been subject to impairment and written down to the estimated recoverable amount or fair value is subsequently recognised on the basis of the interest rate used to determine the recoverable amount by discounting the future cash flows.

4.1.2 *Interest expenses, banking operations*

Interest expenses from banking operations comprise the interest expenses arising from financial liabilities of the banking operations. Financial liabilities not classified as fair value through profit are recognised using the effective interest method.

4.1.3 *Premium income*

Premium income consists of premiums received by REAAL Verzekeringen for insurance contracts it has issued. Premium income is divided into Regular Life, Single-premium Life and Non-life premiums.

Gross premiums, excluding taxes and other charges stemming from life insurance contracts are recognised as income when payment by the policyholder falls due. The premiums for single-premium contracts and limited-premium life insurance policies are recognised as income when payment falls due; possible costs, cost loadings and risk coverage are deferred and passed into profit proportionately over the lifetime of the current policy or, in the case of annuities, proportional to the amount of the benefits.

The premiums for non-life policies, usually insurance contracts with a maximum term of twelve months, are recognised as income during the term of the contract in proportion to the elapsed insurance term.

4.1.4 *Reinsurance premiums*

This item represents the premiums on reinsurance contracts. These are recognised as a charge to the income statement proportionally during the term of the contract.

4.1.5 *Commission and management fees receivable*

Commission income and management fees include income from securities transactions for clients, asset management, commission from the insurance operations and other related services offered by SNS REAAL. These are recognised in the

reporting period in which the services are performed. Commission related to transactions in financial instruments for own account are incorporated in the amortised cost of this instrument, unless the instrument is measured at fair value through profit and loss, in which case the commission is included in the valuation result.

4.1.6 *Commission and management fees due*

This item includes commission and management fees payable by SNS REAAL. These costs are recognised in the reporting period in which SNS REAAL receives the services.

4.1.7 *Share in the results of associates*

This refers to SNS REAAL's share in the results of associates. If the valuation of the associate falls to zero, no further losses are accounted for, unless the Group has entered into commitments or made payments on its behalf.

Where necessary, the accounting principles applied by the associates have been adjusted to ensure consistency with the accounting principles applied by SNS REAAL.

4.1.8 *Result on Investments*

The result on investments consists of:

- Interest
- Dividend
- Rental income
- Increases and decreases in value

4.1.8.1 Interest

The interest item comprises the parent company's net interest income and interest income on investments of the parent company and REAAL Verzekeringen. The parent company's net interest income is the difference between the interest income realised by the parent company and the parent company's interest expenses.

4.1.8.2 *Dividend*

Dividend income is recognised in the income statement as soon as the entity's right to payment is established. In the case of listed securities, this is the date on which the dividend is paid out.

4.1.8.3 Rental income

Rental income consists of the rental income from investment property. This rental income is recognised as income on a straight-line basis for the duration of the lease agreement.

4.1.8.4 *Increases and decreases in value*

This item relates to the realised and unrealised increases and decreases in the value of investments in the category fair value through profit and loss and realised increases and decreases in the value of the investments in the other categories. Realised value increases concern the difference between the sale price and amortised cost; unrealised value increases concern the difference between the fair value and the book value in the reporting period.

4.1.9 *Result on investment for insurance contracts on behalf of policy holders*

These investments are held on behalf of life insurance policyholders and are measured at fair value. Increases and decreases in the value of investments and book results on the sale of investments are recognised in the income statement as result on investments on behalf of policyholders.

4.1.10 *Result on derivatives and other financial instruments*

Derivatives are measured at fair value. Gains and losses from readjustments to fair value are taken to the income statement under result on derivatives and other financial instruments. However, if derivatives are eligible for hedge accounting, the recognition of a resulting gain or a resulting loss depends on the nature of the hedged item. The non-effective portion of any gains or losses is recognised under the 'Result on derivatives and other financial instruments'.

4.1.11 *Other operating income*

Other operating income comprises all the income that cannot be accounted for under other headings.

4.2 Expenses

Expenses include the losses and charges arising from the ordinary business activities of SNS REAAL. Expenses are recognised in the income statement on the basis of a direct relationship between the costs incurred and the corresponding income. If future economic benefits are expected to be spread across different reporting periods, expenses are recognised in the income statement using a systematic method of allocation. Expenses are immediately included in the income statement if they are not expected to generate any future economic benefits.

4.2.1 *Technical expenses on insurance contracts*
Net movements in technical provisions are recorded under this item. The change in net provisions is the balance of the addition of required interest and premium payments to cover future payouts, less payments due and the actuarial result on surrender, cancellation and mortality.

4.2.2 *Technical expenses on insurance contracts on behalf of policyholders*
Movements in the unit-linked provisions are recorded under this item. (See the subsection on unit-linked contracts in the notes to technical insurance provision in section 3.) Payments to policyholders are also recorded under this item.

4.2.3 *Acquisition costs for insurance operations*
Acquisition costs comprise the direct and indirect costs associated with acquiring an insurance contract, including brokerage fees, the costs of medical check-ups and administrative costs for administering new policies in the portfolio. Amortisation of capitalised external costs are included in this line item. The amortisation of capitalised cost is included in staff and other operational expenses.

4.2.4 *Value adjustments to financial instruments and other assets*
Impairment losses concern the permanent loss on assets for which the book value exceeds the recoverable value. Goodwill and other intangible fixed assets, tangible fixed assets, investments in associates, investments, receivables and other assets may be subject to impairment. As soon as impairment is identified, it is included in the income statement. The specific principles for impairment are explained in more detail in section 3 under the applicable items.

4.2.5 *Staff costs*
These costs concern all the costs related to staffing, including salaries, social security charges, pension charges and discounts extended to members of staff.

4.2.6 *Depreciation and amortisation of tangible and intangible fixed assets*
This item comprises all depreciation and amortisation of tangible and intangible fixed assets. The specific principles for depreciation and amortisation are explained in more detail in section 3 under the applicable items.

4.2.7 *Other operating expenses*
This includes office, accommodation and other operating costs.

4.2.8 *Other interest expenses*
Other interest expenses comprise the interest expenses of the insurance operations arising from financial obligations. The interest expenses are recognised in the income statement under the effective interest method.

5 Off-balance sheet commitments

Contingent liabilities are liabilities not recognised on the balance sheet because the existence is contingent on one or more uncertain events that may or may not occur in the future without SNS REAAL having decisive influence on it. It is not possible to make a reliable estimate of the liability.

The maximum potential credit risk arising from these contingent liabilities of SNS REAAL is stated in the notes. In determining the maximum potential credit risk, it is assumed that all the counterparties will no longer live up to their contractual obligations and that all the existing collateral are without value.

6 Cash flow statement

The cash flow statement is prepared according to the indirect method, which distinguishes between cash flows from operational, investment and financing activities.

Cash flows in foreign currency are converted at the average exchange rates during the financial year.

With regard to cash flow from operations, net profit is adjusted for gains and losses that did not result in income and payments in the same financial year and for changes in provisions and accrued and deferred items.

Investments in consolidated subsidiaries and associates are stated under 'Cash flow investing activities'. The available cash and cash equivalents at acquisition date in these interests are deducted from the purchase price.

In the context of the cash flow statement, cash and cash equivalents are equal to the balance sheet item cash and cash equivalents.

Information by segment

SNS REAAL is a banking and insurance company that focuses mainly on the Dutch retail and SME markets. The offering consists of three core products: mortgages and property financing, savings and investments, and insurance. The services to the retail and SME markets are mostly done through the main brands SNS Bank and REAAL Verzekeringen and through several distribution channels.

The activities of SNS REAAL are organised in five primary business units:

1 SNS Bank

1.1 Retail Banking

This business unit offers banking products in the field of mortgages and savings and investments for both the private and SME markets. In addition to SNS Bank, this unit also comprises ASN Bank, BLG Hypotheken, CVB Bank and SNS Securities. Until 1 July, the activities of SNS Asset Management were part of SNS Bank. As at 1 July 2006 SNS Asset Management became an independent unit and as such is part of the Group activities.

1.2 Property Finance

This business unit carries out banking activities in the field of real estate investment and project financing. In 2006, this unit only contained the acquired activities of SNS Property Finance; the property financing that is at the moment still part of SNS Bank's Retail Banking unit will be transferred to Property Finance in 2007. The 2006 income statement for this unit shows only one month's worth of results of the Bouwfonds Property Finance acquisition.

2 REAAL Verzekeringen

2.1 Life

This business unit offers life and pension insurance policies to the private and SME markets. The REAAL Verzekeringen Leven unit includes the REAAL Levensverzekeringen and Proteq Levensverzekeringen.

2.2 Non-life

This business unit offers non-life insurance policies with respect to property and mobility, bodily injury, invalidity and disability. The REAAL Verzekeringen Schade unit includes the REAAL Schadeverzekeringen and Proteq Schadeverzekeringen.

3 Group activities

The group activities include the business units that are managed directly by the Group Executive Board and whose income and expenses are not attributed to the other business units. The Group activities unit also includes SNS REAAL Invest and as of 1 July 2006 SNS Asset Management.

Allocation of group costs

A number of corporate staff departments is shared. The costs of the corporate staff are charged on the basis of the service provided or proportionally allocated to the group's subsidiaries. The costs of the Group Executive Board and certain holding company costs are not allocated to group subsidiaries.

Income statement Insurance operations

In this overview, a distinction is made between the technical and non-technical result of REAAL Verzekeringen. The non-technical result also includes investment income that can be allocated to shareholders' equity. In 2005 this only included interest expenses on intragroup loans.

Secondary segmentation

Given the limited importance of activities abroad (approximately € 2 billion loans and advances to customers), SNS REAAL does not provide a secondary, segmentation by region.

Balance sheet by segment

In € millions	SNS Bank		REAAL Verzekeringen		Group activities		Eliminations		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Assets										
Goodwill and other intangible fixed assets	214	12	669	547	--	--	--	--	883	559
Tangible fixed assets	163	153	81	76	--	--	76	73	320	302
Investment in associates	34	2	69	77	39	50	(3)	(3)	139	126
Subsidiaries	--	--	--	--	3,401	2,630	(3,401)	(2,630)	--	--
Investment property	6	1	205	201	--	--	(76)	(73)	135	129
Investments	2,038	1,641	9,064	8,762	198	117	(674)	(567)	10,626	9,953
Investments for insurance contracts on behalf of policy holders	--	--	3,955	3,426	--	--	--	--	3,955	3,426
Derivatives	804	915	137	237	2	22	--	--	943	1,174
Deferred tax assets	39	85	20	30	7	17	--	--	66	132
Reinsurance contracts	--	--	338	365	--	--	--	--	338	365
Loans and advances to customers	56,248	45,225	757	986	561	628	(866)	(696)	56,700	46,143
Loans and advances to credit institutions	3,607	4,118	162	89	100	--	(100)	--	3,769	4,207
Corporate tax	106	50	36	39	108	100	--	--	250	189
Other assets	436	299	400	37	39	14	(217)	(43)	658	307
Cash and cash equivalents	687	597	698	584	415	301	(840)	(406)	960	1,076
Total assets	**64,382**	**53,098**	**16,591**	**15,456**	**4,870**	**3,879**	**(6,101)**	**(4,345)**	**79,742**	**68,088**
Equity and liabilities										
Equity attributable to shareholders	2,097	1,440	1,304	1,190	3,200	2,528	(3,401)	(2,630)	3,200	2,528
Third-party interests	--	--	3	3	--	--	(3)	(3)	--	--
Group equity	2,097	1,440	1,307	1,193	3,200	2,528	(3,404)	(2,633)	3,200	2,528
Participation certificates and subordinated debt	1,448	1,150	120	127	299	419	(203)	(80)	1,664	1,616
Debt certificates	30,841	25,465	--	--	418	189	--	--	31,259	25,654
Technical provisions, insurance operations	--	--	13,313	12,694	--	--	(30)	(36)	13,283	12,658
Provision for employee benefits	--	--	18	12	20	28	30	36	68	76
Other provisions	24	23	4	6	1	15	--	--	29	44
Derivatives	682	939	4	33	6	4	--	--	692	976
Deferred tax liabilities	97	119	146	199	--	6	--	--	243	324
Savings	13,678	12,333	--	--	--	--	--	--	13,678	12,333
Other amounts due to customers	7,019	7,494	402	369	611	527	(1,553)	(1,312)	6,479	7,078
Amounts due to credit institutions	7,299	3,103	663	425	246	108	(674)	(217)	7,534	3,419
Corporate tax	7	--	6	4	--	--	--	--	13	4
Other liabilities	1,190	1,032	608	394	69	55	(267)	(103)	1,600	1,378
Total equity and liabilities	**64,382**	**53,098**	**16,591**	**15,456**	**4,870**	**3,879**	**(6,101)**	**(4,345)**	**79,742**	**68,088**
Other information:										
Investments and acquisitions in intangible and tangible fixed assets	249	38	30	26	--	--	--	--	279	64
Amortisation and depreciation of intangible and tangible fixed assets	27	27	24	14	--	--	--	--	51	41

Investments and acquisitions in intangible and tangible fixed assets excluding of € 200 million (2005: € 189 million) of capitalised acquisition expenses for the insurance operation. The amortisation and depreciation of intangible and tangible fixed assets is also excluding of € 83 million (2005: € 48 million) of capitalised acquisition expenses for insurance operations.

Income statement by segment

In € millions	SNS Bank		REAAL Verzekeringen		Group activities		Eliminations		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Income										
Interest income, banking operations third parties	2,314	1,996	--	--	--	--	--	--	2,314	1,996
Interest income, banking operations group companies	--	--	--	--	--	--	--	--	--	--
Interest expense, banking operations third parties	1,715	1,374	--	--	--	--	--	--	1,715	1,374
Interest expense, banking operations group companies	32	27	--	--	--	--	(32)	(27)	--	--
Net interest income, banking operations	567	595	--	--	--	--	32	27	599	622
Premium income	--	--	2,007	1,789	--	--	--	--	2,007	1,789
Reinsurance premium	--	--	49	44	--	--	--	--	49	44
Net premium income	--	--	1,958	1,745	--	--	--	--	1,958	1,745
Commission and management fees receivable from third parties	122	110	48	43	1	--	--	--	171	153
Commission and management fees receivable from group companies	31	28	2	--	12	--	(45)	(28)	--	--
Commission and management fees due to third parties	23	24	--	--	1	--	--	--	24	24
Commission and management fees due to group companies	10	--	--	--	--	--	(10)	--	--	--
Net commission and management fees	120	114	50	43	12	--	(35)	(28)	147	129
Share in result of associates	(1)	1	3	2	410	346	(399)	(340)	13	9
Result on investments	67	26	576	545	41	34	(57)	(56)	627	549
Result on investments for insurance contracts on behalf of policy holders	--	--	215	394	--	--	--	--	215	394
Result on derivatives and other financial instruments	15	33	(9)	(2)	--	--	--	--	6	31
Other operating income	--	(4)	2	5	--	--	--	--	2	1
Total income	**768**	**765**	**2,795**	**2,732**	**463**	**380**	**(459)**	**(397)**	**3,567**	**3,480**

In € millions	SNS Bank		REAAL Verzekeringen		Group activities		Eliminations		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Transport Total income	**768**	**765**	**2,795**	**2,732**	**463**	**380**	**(459)**	**(397)**	**3,567**	**3,480**
Expenses										
Technical expenses on insurance contracts	--	--	1,391	1,313	--	--	--	--	1,391	1,313
Technical expenses related to insurance contracts on behalf of policy holders	--	--	663	782	--	--	--	--	663	782
Acquisition costs for insurance operations	--	--	240	188	--	--	(22)	(21)	218	167
Value adjustments to financial instruments and other assets	36	50	(2)	7	1	3	--	--	35	60
Staff costs	283	258	146	127	74	58	--	--	503	443
Depreciation and amortisation of tangible and intangible fixed assets	25	27	16	11	--	--	--	--	41	38
Other operating expenses	173	172	74	69	(38)	(40)	--	--	209	201
Other interest expenses	--	--	34	41	43	49	(29)	(30)	48	60
Total expenses	**517**	**507**	**2,562**	**2,538**	**80**	**70**	**(51)**	**(51)**	**3,108**	**3,064**
Operating profit before taxation	**251**	**258**	**233**	**194**	**383**	**310**	**(408)**	**(346)**	**459**	**416**
Taxation	37	54	63	54	(11)	(13)	(1)	(2)	88	93
Third party interests	--	--	--	--	--	--	--	--	--	--
Net profit attributable to shareholders	**214**	**204**	**170**	**140**	**394**	**323**	**(407)**	**(344)**	**371**	**323**

Balance sheet SNS Bank by segment

In € millions	Retail Banking		Property Finance		Eliminations		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
Assets								
Goodwill and other intangible fixed assets	209	12	5	--	--	--	214	12
Tangible fixed assets	162	153	1	--	--	--	163	153
Investments in associates	--	2	34	--	--	--	34	2
Subsidiaries	645	--	--	--	(645)	--	--	--
Investment property	1	1	5	--	--	--	6	1
Investments	2,038	1,641	--	--	--	--	2,038	1,641
Derivatives	804	915	--	--	--	--	804	915
Deferred tax assets	32	85	7	--	--	--	39	85
Loans and advances to customers	56,006	45,225	8,809	--	(8,567)	--	56,248	45,225
Loans and advances to credit institutions	3,592	4,118	346	--	(331)	--	3,607	4,118
Corporate tax	106	50	--	--	--	--	106	50
Other assets	384	299	75	--	(23)	--	436	299
Cash and cash equivalents	672	597	15	--	--	--	687	597
Total assets	**64,651**	**53,098**	**9,297**	**--**	**(9,566)**	**--**	**64,382**	**53,098**
Equity and Liabilities								
Equity attributable to shareholders	2,097	1,440	645	--	(645)	--	2,097	1,440
Third party interests	--	--	--	--	--	--	--	--
Group equity	2,097	1,440	645	--	(645)	--	2,097	1,440
Participation certificates and subordinated debts	1,448	1,150	--	--	--	--	1,448	1,150
Debt certificates	30,841	25,465	--	--	--	--	30,841	25,465
Provision for employee benefits	--	--	--	--	--	--	--	--
Other provisions	22	23	2	--	--	--	24	23
Derivatives	682	939	--	--	--	--	682	939
Deferred tax liabilities	89	119	8	--	--	--	97	119
Savings	13,678	12,333	--	--	--	--	13,678	12,333
Other amounts due to customers	7,350	7,494	--	--	(331)	--	7,019	7,494
Amounts due to credit institutions	7,286	3,103	8,580	--	(8,567)	--	7,299	3,103
Corporate tax	(1)	--	8	--	--	--	7	--
Other liabilities	1,159	1,032	54	--	(23)	--	1,190	1,032
Total equity and liabilities	**64,651**	**53,098**	**9,297**	**--**	**(9,566)**	**--**	**64,382**	**53,098**

Income statement SNS Bank by segment

In € millions	Retail Banking		Property Finance		Eliminations		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
Income								
Interest income, banking operations	2,300	1,996	39	--	(25)	--	2,314	1,996
Interest expense, banking operations	1,749	1,401	23	--	(25)	--	1,747	1,401
Net interest income, banking operations	551	595	16	--	--	--	567	595
Commission and management fees receivable	153	138	--	--	--	--	153	138
Commission and management fees due	33	24	--	--	--	--	33	24
Net commission and management fees	120	114	--	--	--	--	120	114
Share in the result of associates and subsidiaries	6	1	(1)	--	(6)	--	(1)	1
Result on investments	67	26	--	--	--	--	67	26
Result on derivatives and other financial instruments	15	33	--	--	--	--	15	33
Other operating income	--	(4)	--	--	--	--	--	(4)
Total income	**759**	**765**	**15**	--	**(6)**	--	**768**	**765**
Expenses								
Value adjustments to financial instruments and other assets	35	50	1	--	--	--	36	50
Staff costs	280	258	3	--	--	--	283	258
Depreciation and amortisation of tangible and intangible fixed assets	25	27	--	--	--	--	25	27
Other operating expenses	171	172	2	--	--	--	173	172
Total expenses	**511**	**507**	**6**	--	--	--	**517**	**507**
Operating profit before taxation	**248**	**258**	**9**	--	**(6)**	--	**251**	**258**
Taxation	34	54	3	--	--	--	37	54
Third party interests	--	--	--	--	--	--	--	--
Net profit attributable to shareholders	**214**	**204**	**6**	--	**(6)**	--	**214**	**204**

Balance sheet REAAL Verzekeringen by segment

In € millions	Life		Non-life		Total	
	2006	2005	2006	2005	2006	2005
Assets						
Goodwill and other intangible fixed assets	669	547	--	--	669	547
Tangible fixed assets	79	73	2	3	81	76
Investments in associates	69	77	--	--	69	77
Investment property	205	201	--	--	205	201
Investments	8,366	8,019	698	743	9,064	8,762
Investments for insurance contracts on behalf of policyholders	3,955	3,426	--	--	3,955	3,426
Derivatives	137	237	--	--	137	237
Deferred tax assets	16	26	4	4	20	30
Reinsurance contracts	188	196	150	169	338	365
Loans and advances to customers	751	986	6	--	757	986
Loans and advances to credit institutions	94	89	68	--	162	89
Corporate tax	36	39	--	--	36	39
Other assets	243	8	157	29	400	37
Cash and cash equivalents	684	564	14	20	698	584
Total assets	**15,492**	**14,488**	**1,099**	**968**	**16,591**	**15,456**
Equity and liabilities						
Equity attributable to shareholders	1,124	1,010	180	180	1,304	1,190
Third party interests	3	3	--	--	3	3
Group equity	1,127	1,013	180	180	1,307	1,193
Participation certificates and subordinated debts	116	123	4	4	120	127
Technical provision, insurance operations	12,612	11,953	701	741	13,313	12,694
Provision for employee benefits	4	4	14	8	18	12
Other provisions	4	6	--	--	4	6
Derivatives	4	33	--	--	4	33
Deferred tax liabilities	142	192	4	7	146	199
Other amounts due to customers	375	353	27	16	402	369
Amounts due to credit institutions	659	417	4	8	663	425
Corporate tax	6	1	--	3	6	4
Other liabilities	443	393	165	1	608	394
Total equity and liabilities	**15,492**	**14,488**	**1,099**	**968**	**16,591**	**15,456**

Income statement REAAL Verzekeringen by segment

In € millions	Life		Non-life		Total	
	2006	2005	2006	2005	2006	2005
Income						
Premium income	1,561	1,443	446	346	2,007	1,789
Reinsurance premium	14	21	35	23	49	44
Net premium income	1,547	1,422	411	323	1,958	1,745
Commission and management fees receivable	37	35	13	8	50	43
Commission and management fees due	--	--	--	--	--	--
Net commission and management fees	37	35	13	8	50	43
Share in the result of associates	3	2	--	--	3	2
Result on investments	549	516	27	29	576	545
Result on investments for insurance contracts on behalf of policyholders	215	394	--	--	215	394
Result on derivatives and other financial instruments	(9)	(2)	--	--	(9)	(2)
Other operating income	1	2	1	3	2	5
Total income	**2,343**	**2,369**	**452**	**363**	**2,795**	**2,732**
Expenses						
Technical expenses on insurance contracts	1,158	1,148	233	165	1,391	1,313
Technical expenses on insurance contracts on behalf of policyholders	663	782	--	--	663	782
Acquisition costs for insurance operations	135	103	105	85	240	188
Value adjustments to financial instruments and other assets	(2)	7	--	--	(2)	7
Staff costs	100	95	46	32	146	127
Depreciation and amortisation of tangible and intangible fixed assets	16	11	--	--	16	11
Other operating expenses	38	30	36	39	74	69
Other interest expenses	32	40	2	1	34	41
Total expenses	**2,140**	**2,216**	**422**	**322**	**2,562**	**2,538**
Operating profit before taxation	**203**	**153**	**30**	**41**	**233**	**194**
Taxation	54	40	9	14	63	54
Third party interests	--	--	--	--	--	--
Net profit attributable to shareholders	**149**	**113**	**21**	**27**	**170**	**140**

Income Statement REAAL Verzekeringen

In € millions	Life		Non-life	
	2006	2005	2006	2005
Technical account				
Premium income own account:				
- Gross premium income	1,561	1,443	446	346
- Outward reinsurance premiums	(14)	(21)	(35)	(23)
	1,547	1,422	411	323
Change in technical provision for unearned premiums and current risks:				
- Gross			2	10
- Reinsurers' share			--	(4)
			2	6
Result on investments:				
- Investments for own account	543	516	27	29
- Investments for insurance contracts on behalf of policyholders	215	394	--	--
- Investment income attributed to Non-technical account	(70)	(34)	(7)	(7)
	688	876	20	22
Benefits/claims:				
- Gross	(1,148)	(1,158)	(250)	(207)
- Reinsurers' share	31	18	26	26
	(1,117)	(1,140)	(224)	(181)
Changes in provisions:				
-Gross	(644)	(703)	22	22
-Reinsurers' share	(9)	2	(20)	(9)
	(653)	(701)	2	13
Profit-sharing and rebates	(45)	(86)	--	--
Operating expenses	(115)	(107)	(80)	(70)
Acquisition costs	(135)	(102)	(94)	(77)
Total expenses	(250)	(209)	(174)	(147)
Investment expenses				
- Investment expenses	(32)	(40)	(2)	(1)
- Investment expenses attributed to non-technical account	15	18	1	--
	(17)	(22)	(1)	(1)
Other technical expenses	(6)	(4)	(13)	(3)
Result technical account	**147**	**136**	**23**	**32**

In € millions	2006	2005
Non-technical account		
Technical result, Life	147	136
Technical result, Non-life	23	32
Total technical result	**170**	**168**
Income from investments transferred from technical account	77	41
Investment expenses transferred from technical account	(16)	(18)
Other income	2	5
Other expenses	--	(2)
Operating profit before taxation	233	194
Taxation	(53)	(54)
Third party intrests		--
Net profit attributable to shareholders	**170**	**140**

Some of the comparative figures have been restated for comparison purposes.

Acquisitions

Acquisition Bouwfonds Property Finance

On 1 December 2006 SNS REAAL acquired Bouwfonds Property Finance B.V. (BPF). BPF has been renamed SNS Property Finance. The acquisition is an important strategic step because it has made SNS REAAL one of the major players in property finance in the Netherlands, a market in which SNS REAAL operates for a number of years. The existing activities of SNS REAAL in the field of property finance will be integrated in SNS Property Finance in 2007. SNS Property Finance was acquired by SNS Bank. Along with SNS Property Finance, a number of holding activities were acquired that are directly relevant to the activities of SNS Property Finance.

SNS Property Finance contributed €7 million to SNS REAAL net profit in the period from 1 December 2006 though 31 December 2006 before amortisation of the IFRS purchase accounting adjustments and higher interest expenses as a result of refinancing. After adjusting for these items, the acquisition contributed €6 million to 2006 net profit.

A break-down of the purchase price and the fair value of the acquired assets and liabilities is provided below:

In € millions	
Costs directly related to the acquisition	11
Interest paid between the contract date (1 July) and effective date of the acquisition (1 December)	15
Purchase price	810
Total cost price acquisition	836
Fair value of the assets and liabilities acquired	640
Goodwill	**196**

Fair value of net assets acquired

The fair value of the assets, liabilities and contingent liabilities acquired has been determined provisionally; additional information might become available after the balance sheet date. Any possible adjustments as a result of a more precise reading of the fair value will be treated as adjustments to the fair value originally recognised and/or goodwill, should these adjustments become known within 12 months of the acquisition date. The goodwill will be assigned to the cash flow generating units of SNS REAAL in 2007.

A revaluation of the fair value, as at 1 December 2006, of the investments in associates (including joint ventures) and the adjustments to the accounting principles for the pension provision has not yet taken place because the information required for these items was not available in time. The valuation of these items is identical to the valuation as previously accounted for by Bouwfonds Property Finance. Calculation of the adjustments will take place in 2007, after which goodwill will be adjusted. It is expected that this will lead to an upward adjustment of fair value for the investments in associates and conversely a downward adjustment of goodwill. The adjustment of the accounting principles for the pension provision is expected to result in a higher capitalisation of goodwill.

SNS REAAL accounts for the customer relations acquired as a new intangible fixed asset. This intangible fixed asset is taken at fair value as at the effective date of the acquisition and has an economic life of 5 years.

Goodwill

Goodwill expresses the income and expense synergies, as well as the value of SNS Property Finance's staff that can not be accounted for separately.

The assets and liabilities of the acquisition break down as follows:

In € millions	Fair value 1 December 2006	Book value BPF 1 December 2006
Assets		
Goodwill and other intangible fixed assets	5	--
Tangible fixed assets	1	1
Investments in associates	37	37
Investment property	5	5
Deferred tax assets	2	--
Loans and advances to customers	8,454	8,438
Loans and advances to credit institutions	28	28
Other assets	198	198
Cash and cash equivalents	6	6
Total assets	**8,736**	**8,713**
Equity and liabilities		
Equity attributable to shareholders	640	626
Other provisions	2	--
Amounts due to credit institutions	7,831	7,831
Deferred tax liabilities	3	(2)
Corporate tax	5	5
Other liabilities	255	253
Total equity and liabilities	**8,736**	**8,713**

The fair value of the net assets acquired is based on the present value of the estimated future cash flows.

The net profit of the SNS Property Finance for 2006 was € 94 million, while total income amounted to € 199 million. These 2006 figures are pro-forma figures and are based on the accounting principles of Bouwfonds Property Finance before amortisation of IFRS purchase accounting adjustments and before the impact of the change in funding costs as a result of refinancing.

Acquisition Route Mobiel

REAAL Verzekeringen in mid June 2006 acquired the remaining 60% of the shares of Route Mobiel B.V., raising REAAL Verzekeringen's stake in Route Mobiel B.V. to 100% as of this date. Purchasing all the shares is part of the strategy of offering innovative retail products and concepts. REAAL Verzekeringen expects to expand Route Mobiel's business further now that it owns all the shares. The activities of Route Mobiel are complementary to those of REAAL Verzekeringen because drivers subscribing to Route Mobiel are potential clients for our other insurance products.

SNS REAAL has included new intangible fixed assets as a result of the acquisition; the brand name (amortised in 10 years) and the value of the client portfolio (amortised in 5 years). These intangible fixed assets are taken at fair value as per the effective date of the acquisition. Goodwill has also been recognised as a result of the acquisition. The total value of goodwill and other intangible fixed assets amounts to € 9 million.

Acquisition Van Leeuwenhoeck Research

SNS REAAL has bought the activities of Van Leeuwenhoeck Research in order to widen its offering of securities research and advice to institutional investors. SNS REAAL has strengthened its ability to offer fundamental research and value analysis of biotechnological companies.

Proposed acquisition of Regio Bank

On 4 December 2006, SNS REAAL announced it signed a Memorandum of Understanding with ING on the proposed acquisition of Regio Bank. The acquisition is expected to be completed in the course of 2007. Further details will be announced after the agreement has been signed.

Risk management SNS REAAL

1 Risk profile

SNS REAAL operates on the basis of a sound balance between risk and return, while aiming at a moderate risk profile. Our risk profile is determined by our focus on retail and SME customers, the Dutch market and the three core product groups: mortgages and property finance, savings and investments and insurance. Following the acquisition of SNS Property Finance, SNS REAAL still retains a sound balance between return and risk.

SNS REAAL believes that the focus on the consumer and SME markets has a lower risk profile than providing banking and insurance services to large companies. Furthermore, SNS Bank's assets largely consist of private mortgages, which in the Netherlands have historically carried minimal credit losses. As a result of the acquisition of Bouwfonds Property Finance (hereafter SNS Property Finance), SNS Bank's portfolio has been expanded by approximately €8.8 billion in investment and property financing. This portfolio has shown stable profit growth over the past three years. SNS Property Finance has also shown a modest risk profile in terms of losses in credit portfolio over the past three years. These losses amounted to 4 basis points on avarage.

The risk policy will be discussed extensively in this section. The risks will be outlined by risk type and the measures aimed at mitigating risk will be discussed. SNS REAAL is active in the banking and insurance markets and therefore there is a natural offset in risk between SNS Bank and REAAL Verzekeringen. This is particularly true for Asset and Liability Management (ALM) risk: The assets of SNS Bank have a longer duration than the liabilities while the reverse is true for REAAL Verzekeringen. In terms of ALM Economic Capital terms (this is a Value-at-Risk measure with 99.96% reliability); the diversification benefit is about 30% i.e. the ALM Economic Capital of SNS REAAL as a whole is 30% lower than the sum of Economic capital for SNS Bank and REAAL Verzekeringen as separate entities.

2 Risk management Bank

2.1 Credit risk

Credit risk is the risk of a debtor defaulting in whole or in part, or of its rating deteriorating such that it has a negative impact on the company's results and/or net asset value.

Credit risk profile SNS Bank

SNS Bank recognises various types of credit risk, most of which are in respect of mortgage-backed loans. Of these, the bulk is in respect of mortgages on residential properties, being 80% of the total loan book. Resulting from the acquisition of Bouwfonds Property Finance's portfolio, there has been greater focus on commercial property financing, which carries a higher average risk profile but also creates more diversity in the overall portfolio. The credit portfolio of SNS Property Finance comprises 36% project finance and 64% investment finance. 77% of the loans have been extended to the Dutch SME market and 23% have been extended internationally.

With regard to private debtors, these are diversified evenly across the country, while other commercial clients are diversified evenly across the different industries. The portfolio consists primarily of mortgage loans, so the risk profile can be characterised as moderate to low.

Composition credit portfolio SNS Bank

The portfolio of SNS Bank, which carries credit risk, breaks down as follows (net amounts):

In € millions		2006		2005
Investments		2,038		1,641
Derivatives		804		915
Mortgages loans	44,930		42,558	
Property finance	8,809		--	
Other loans and advances to customers	2,509		2,667	
Total loans and advances to customers		56,248		45,225
Loans and advances to credit institutions		3,607		4,118
Other assets, no lending operations		998		602
Cash and cash equivalents		687		597
Total		**64,382**		**53,098**
Off-balance sheet commitments				
Liabilities from pledges and guarantees given		419		108
Liabilities from irrevocable facilities		2,696		1,334
Total		**67,497**		**54,540**

Credit management SNS Bank investments

The investments have been grouped per industry as follows:

In € millions	Available for sale		Held for trading		Total	
	2006	2005	2006	2005	2006	2005
Shares and similar investments:						
Financial institutions	--	--	1	31	1	31
Trade, industry and other services	15	15	41	2	56	17
Other	4	--	5	--	9	--
	19	15	47	33	66	48
Interest bearing securities:						
Loans and receivables:						
Financial institutions	--	--	1	--	1	--
Trade, industry and other services	--	--	2	--	2	--
Bonds and fixed-interest investments:						
Public sector - domestic	352	718	--	--	352	718
Public sector - foreign	1,064	639	27	19	1,091	658
Financial institutions	61	87	218	59	279	146
Trade, industry and other services	137	22	54	17	191	39
Other	5	9	51	23	56	32
	1,619	1,475	353	118	1,972	1,593
Total	**1,638**	**1,490**	**400**	**151**	**2,038**	**1,641**

The interest bearing investments have been grouped per rating as follows:

In € millions	Available for sale	Held for trading	Total
2006			
AAA	50	11	61
AA	1,201	66	1,267
A	334	137	471
BBB	--	5	5
Below BBB	4	--	4
Unrated	30	134	164
Total	**1,619**	**353**	**1,972**

Credit management SNS Bank loans and advances to clients

Loans to private clients consisting of mortgage loans or consumer credit are accepted by the relevant authorised officers on the basis of an extensive system of acceptance standards and policy rules. The acceptance of loans to private clients, insofar as mortgage loans are concerned, is carried out centrally. The acceptance score models, partly developed within the Basel II framework, play a supporting role.

Credit management for established clients takes place at client level by actively monitoring and following up on delays in payment. This process is supported by automated systems that categorises and prioritises clients with payment delays. A Portfolio Management Process is used for the effective management of credit risks at portfolio level and to prevent concentration risk. There are three parts to this process: classifying risk measures for mortgage loans, monthly portfolio monitoring (including reporting) and portfolio management.
The instruments for adjusting the portfolio consist of pricing policy, acceptance and management policy, special offers (marketing) and product development.

Decisions on management actions are taken in the Price Risk Committee. The committee manages the portfolio on the basis of the development of Probability of Default (PD), Loss Given Default (LGD) and the underlying risk indicators. Monitoring PD and LGD and the underlying risk indicators provides a transparent view of the development of credit risk.

The loans and advances to customers can be specified as follows according to type of security and credit risk:

In € millions	2006				2005		
	Mortgage loans	Property finance	Other	Total	Mortgage loans	Other	Total
Residential property in the Netherlands:							
- Mortgages < 75% of foreclosure value	21,383	692	--	22,075	21,990	--	21,990
- Mortgages > 75% of foreclosure value	3,497	1,733	--	5,230	4,395	--	4,395
- Mortgages with National Mortgage Guarantee	6,331	--	--	6,331	6,518	--	6,518
Securitised mortgages	11,272	--	--	11,272	7,585	--	7,585
Residential property outside the Netherlands	177	596	--	773	204	--	204
Non-residential property in the Netherlands:							
- Mortgage backed loans	2,329	4,209	--	6,538	1,909	--	1,909
- Other securities and unsecured loans	--	191	2,609	2,800	--	2,791	2,791
Non-residential property outside the Netherlands:							
- Mortgage backed outside the Netherlands	--	1,339	--	1,339	--	--	--
- Other securities and unsecured loans	--	100	--	100	--	--	--
Provisions for bad debts:							
- Specific provision	(54)	(46)	(83)	(183)	(39)	(97)	(136)
- IBNR	(5)	(5)	(17)	(27)	(4)	(27)	(31)
Total	**44,930**	**8,809**	**2,509**	**56,248**	**42,558**	**2,667**	**45,225**

With regard to the property financing and other credit portfolio, credit management is carried out at the client level, based on the management information system credit risk management, which indicates potential problems at an early stage on a daily basis, using a number of risk indicators. At the portfolio level, risks are tracked on a quarterly basis, based on extensive reporting of the developments in the portfolio. Besides the rate of contamination, the division across different industries is also monitored and adjusted if necessary.

The portfolio shows a sound diversification across different industries. The share of "Construction and property" consists mostly of mortgage backed loans for commercial property. Following the acquisition of Bouwfonds Property Finance and given the future strategic policy for the property portfolio, the share of mortgage backed loans, both for commercial and non-commercial property, will be considerable. This will positively impact the risk profile of the portfolio.

The division of loans and advances to customers are specified according to type of segment or counterparty as follows:

In € millions	2006	2006 %	2005	2005 %
Construction and property	7,576	13.5%	40	0.1%
Public sector	13	0.0%	468	1.0%
Agriculture, horticulture, forestry and fishery	68	0.1%	20	0.0%
Industry	238	0.4%	40	0.1%
Service sector companies	3,240	5.8%	1,124	2.5%
Financial institutions	1,287	2.3%	471	1.0%
Other commercial	1,852	3.3%	1,922	4.2%
Private clients	42,184	75.0%	41,337	91.3%
Provisions for bad debts:				
- Specific provision	(183)	(0.3%)	(136)	(0.3%)
- IBNR	(27)	0.0%	(31)	(0.1%)
Total	**56,248**	**100.0%**	**45,225**	**100.0%**

Arrears management SNS Bank

An essential part of the risk policy is the timely deployment of the Arrears management department. If a borrower is seen no longer to be fulfilling his obligations to the bank, or the borrower's financial position has deteriorated to such an extent that he is expected not to fulfil his obligations in the near future, his file is handed over to the Arrears management department. This department, part of the Credit Risk Management, will, depending on the severity of the problem, take measures aimed at minimising the risk to the bank. In addition the department will determine, on a quarterly basis, the level of the provisions to be made and formulate proposals to the SNS Bank's Credit Commission accordingly.

The following table provides information regarding provisioned loans:

In € millions	Book value unprovisioned loans	Book value provisioned loans (gross receivable)	Specific provision	IBNR-provision	Total book value	Fair value collateral for provisioned receivables and receivables in arrears
2006						
Mortgage loans and other loans and advances to customers	45,868	1,730	(137)	(22)	47,439	2,097
Property finance	8,685	175	(46)	(5)	8,809	414
Total	**54,553**	**1,905**	**(183)**	**(27)**	**56,248**	**2,511**

Defaults on the basis of the portfolio history (IBNR) are taken into account. For SME clients provisions are calculated based on risk classes. For private clients provisions are determined based on the number of months in arrears.

SNS Bank's mortgage portfolio's credit risk quality shows a stable picture over 2006.

The Loan to Foreclosure Value (LtFV) is an important risk indicator for managing the portfolio. The LtFV shows the level of collateralization by taking the outstanding loan as a percentage of the forceclosure value of the collateral. The Loan to Market Value (LtMV) relates to the market value of the collateral. The collateral mainly consists of houses for private occupation, residential/shop premises, apartments, business premises and commercial property. The value of other securities is negligible.

For SNS Bank's mortgage portfolio, the weighted average LtFV at year end 2006 was 91% (2005:92%), based on an indexed LtFV 79% (2005: 81%). The weighted average LtMV is 80% at year end 2006, equal to the weighted average at year end 2005; taking into account inflation compensation this ratio becomes 69% and 71% respectively.

During 2006 the default percentage[1] remained stable at 0.60%. In 2005 this percentage was higher on average and also showed greater variability over the year. The main factor in this improvement was the further decrease in the number of customers with payment arrears.

Following the acquisition of Bouwfonds Property Finance the 2006 level of contamination[2] of the rest of the portfolio, which specifically contains banking's SME credit portfolio, cannot be reasonably compared to 2005. The level of contamination of the original portfolio is lower than in 2005. The level of contamination of SNS Property Finance is lower than the original portfolio. This has a positive impact on the total level of contamination owing to the size of the SNS Property Finance portfolio.

The provisions for the whole credit portfolio have increased, mainly due to the acquisition of SNS Property Finance. The credit provision in relation to the risk weighted assets of SNS Bank have decreased from the 2005 value of 0.80% to 0.74%.

Arrears financial assets SNS Bank:

In € millions	No arrears	≤ 3 months	> 3 months ≤ 6 months	> 6 months ≤ 1 year	> 1 year	Total
2006						
Investments	2,038	--	--	--	--	2,038
Derivatives	804	--	--	--	--	804
Mortgage loans and other loans and advances to customers	45,709	1,264	128	99	239	47,439
Property finance	8,634	--	175	--	--	8,809
Loans and advances to credit institutions	3,607	--	--	--	--	3,607
Other assets	1,685	--	--	--	--	1,685
Total	**62,477**	**1,264**	**303**	**99**	**239**	**64,382**

The management of customer payment arrears has been almost completely computerized. In addition, making use of score-card models, a prioritising method has been put in place to support an adequate arrears management with regard to the size of the credit risk and the level of the probability of default.

Credit management SNS Bank loans and advances to credit institutions and derivatives

SNS Financial Markets conducts money and capital market transactions with various bank counterparties as part of its treasury and funding activities.This includes derivative transactions to hedge against interest rate and exchange rate risks. Derivative transactions that are part of Credit Support Annex (CSA) have maturities ranging from 1 to 20 years, with the emphasis on longer-term maturities. These CSAs are primarily aimed at minimising counterparty risk. Changes in the present value of all active transactions with counterparties are regularly accounted for on a cash basis.

Credit risk SNS Bank

The table below gives an indication of the credit risk of SNS Bank, based on the weighting percentages used in regular reporting to De Nederlandsche Bank. Generally, these percentages are 0% for loans and advances to or guaranteed by OECD governments, 20% for loans and advances to or guaranteed by OECD banks, 50% for loans entirely and fully covered by mortgages and 100% for the other receivables.

[1]) The default percentage in the mortgage portfolio is the total number of customers with payment arrears of more than 3 months divided bij the total number of customers

[2]) The level of contamination in the mortgage portfolio is the number of customers under management of the arrears department divided by the total number of customers

In € millions	2006		2005	
	Notional amount	Risk-weighted amount	Notional amount	Risk-weighted amount
Liquid assets	687	--	462	--
Banks	3,607	410	4,253	459
Loans and advances	56,248	25,371	45,225	18,521
Financial assets held for trading*	510	--	295	--
Financial assets available for sale	1,638	104	1,489	86
Other financial assets*	694	--	771	--
Associated companies	34	34	2	2
Intangible fixed assets	214	9	12	9
Property and equipment	169	169	154	154
Tax receivables	146	146	138	138
Other assets	107	89	29	29
Accrued assets	328	154	268	173
Subtotal of balance sheet items	64,382	26,494	53,098	19,571
Derivative contracts*	--	378	--	379
Off-balance sheet products**	--	1,180	--	37
Solvency requirements for market risks***	--	402	--	188
Total	**64,382**	**28,454**	**53,098**	**20,175**

*) The assets include derivatives contracts of € 694 million for hedging (2005: € 771million) and € 110 million in other derivatives (2005: € 144 million). Of these, the risk-weighted assets amount to € 378 million (2005: € 379 million).

**) Concerns irrevocable facilities and credit replacement guarantees of: € 5,881 million (2005: € 2,452 million). Of these, the risk-weighted assets amount to: € 1,180 million (2005: € 37 million).

***) Concerns other financial assets held for trading.

2.2 Market risk

Market risk is the risk of market prices changing giving rise to a negative impact on the results and net asset value of SNS Bank. Market prices include interest rates, share prices and exchange rates.

Interest rate risk is a significant component of SNS Bank's moderate risk profile. SNS Property Finance has been fully integrated in SNS Bank's interest rate position as of 1 December 2006. Interest rate risk arises since SNS Bank's asset and liabilities have a different interest rate sensitivity. The assets on the bank's balance sheet generally have a longer duration than the liabilities. SNS Bank will therefore benefit from a fall in interest rates. The bank's market risks are managed by the ALM Committee SNS Bank. When managing SNS Bank's interest rate risks, assessments are made to establish if the risks fall within pre-set limits. Managing within those limits takes place on the basis of risk/return considerations in conjunction with the short-term and long-term expectations for interest rate movements. When managing interest rate risk, rather than considering separate items, SNS Bank looks at the total of interest bearing assets and liabilities, including interest rate swaps. Interest rate swaps are used to lower the sensitivity of the present value of the cash flows of mostly (new) mortgages arising from changes in interest rates. See paragraph 4.1 Hedging SNS Bank and 4.2 Hedge accounting SNS Bank for more information.

Market risk of SNS Bank's bank book

The interest rate risk in the bank's portfolio is measured, monitored and managed using duration-, Value at Risk-, Earnings at Risk- and gapping analyses.

The duration of equity is the primary indicator for interest rate risk. The bandwidth of this measure is between 3 and 8. The ALM Committee SNS REAAL sets a new bandwidth each year. The duration of equity was 3.9 at year-end 2006 and 5.8 at year-end 2005. The duration of equity peaked at 7.1 in 2006 (at the end of April 2006 and the end of August 2006). As both the assets and liabilities of SNS Property Finance have a low interest rate sensitivity, the impact of its acquisition on SNS Bank's interest rate position after the integration on 1 December was limited.

Value at Risk during 2006 on average was 11% of the fair value of equity, reaching a maximum of 17% at the end of August 2006. Value-at-Risk stood at 12% at year-end 2006. Earnings-at-Risk were approximately € 40 million with a maximum of € 52 million at the end of April 2006.

VaR and EaR are both determined using scenario analyses. Changes in the fair value of equity and changes in gross interest income are determined in many scenarios for the underlying risk factors. At the 99% confidence level, VaR and EaR are equal to the 1% worst outcome of changes in the fair value of equity and in the net interest rate income, respectively. For EaR a static interest rate

position is used as a basis to calculate the refinance cost of the current position in different scenario's. VaR and EaR are both calculated using a one-year horizon.

Pipeline risk is the risk for SNS Bank that the mortgage interest rate decreases in the period between offering the mortgage rate to the customer and the actual settlement of the mortgage contract. This risk is managed separately. In managing this risk, each month a trade-off is made between the size of the risk and the option premium that SNS Bank is willing to pay to hedge the risk. In 2006, SNS Bank decided not to hedge this risk. The limit for the pipeline is a VaR limit of € 13 million.

All of SNS Bank's foreign exchange positions are measured monthly and hedged on a structural basis.

The table below gives an indication of the foreign currency position of SNS Bank.

In € millions	Balance debit		Balance credit		Net		Hedge derivatives	
	2006	2005	2006	2005	2006	2005	2006	2005
US dollar	1,129	247	1,596	1,589	(467)	(1,342)	499	1,338
Japanese yen	160	74	209	140	(49)	(66)	41	66
Pound Sterling	33	553	749	493	(716)	60	712	(60)
Swiss franc	1	32	24	--	(23)	32	24	(32)
Canadian dollar	32	5	37	65	(5)	(60)	5	65
Australian dollar	62	--	979	784	(917)	(784)	918	784
Hong Kong dollar	--	2	3,262	361	(3,262)	(359)	3,262	360
Other	352	448	471	381	(119)	67	110	(68)
Total	**1,769**	**1,361**	**7,327**	**3,813**	**(5,558)**	**(2,452)**	**5,571**	**2,453**

The amounts of SNS Property Finance have been accounted for in the positions as of the end of December 2006. The maturities of the hedged positions and the derivatives in the context of foreign currency are almost equal.

Sensitivity test SNS Bank

The market risks of SNS Bank can be illustrated by the results of a sensitivity analysis. This analysis shows the impact of an immediate shift of the interest rate curve of + 1 and -1%, and an immediate shock in share prices of -10% and + 10% on the fair value equity, result and shareholder's equity. The sensitivity of interest rate movements on the profit is calculated as follows: based on the first 12 monthly interest rate gaps in the balance sheet year-end 2006, the refinancing expenses over a period of 1 year are calculated in the case of an immediate parallel shift of the interest rate curve.

In € millions	Fair value equity		Result		Shareholders' equity	
	2006	2005	2006	2005	2006	2005
Interest rate + 1%	(95)	(141)	(14)	(6)	(77)	(43)
Interest rate – 1%	98	153	14	6	77	43
Shares + 10%	2	2	--	--	2	1
Shares – 10%	(2)	(2)	--	--	(2)	(1)

Interest typical maturity calendar of SNS Bank

In addition to duration of equity, Value-at-Risk and Earnings-at-Risk, the bank uses a gapprofile as a risk management tool. A gapprofile outlines the net position of redeeming nominal amounts per interest rate maturity from both assets and liabilities. The table below illustrates the interest typical maturity calendar of SNS Bank on the basis of expected remaining interest related from maturity. The gapprofile is used to determine which maturities in the gapprofile need to be adjusted to the desired level using interest rate swaps. Hence, duration of equity and the gapprofile are the main tools to manage the interest rate position of SNS Bank. As from 2006, to improve the interest gapprofile reported below, the off-balance products are included.

In € millions	≤ 1 month	> 1 month ≤ 3 months	> 3 months ≤ 1 year	> 1 year ≤ 5 year	> 5 year	Provision	Total
2006							
Assets							
Investments (interest bearing)	60	1	620	322	969	--	1,972
Derivatives	112	210	248	152	82	--	804
Loans and advances to customers	17,050	2,986	8,405	16,761	11,256	(210)	56,248
Loans and advances to credit institutions	3,306	265	36	--	--	--	3,607
Other assets	1,751	--	--	--	--	--	1,751
	22,279	**3,462**	**9,309**	**17,235**	**12,307**	**(210)**	**64,382**
Off-balance products	1,288	9,724	9,947	3,291	1,714	--	25,964
Total assets	**23,567**	**13,186**	**19,256**	**20,526**	**14,021**	**(210)**	**90,346**
Liabilities							
Participation certificates and subordinated debt	--	427	119	902	--	--	1,448
Debt certificates	5,440	13,791	3,541	4,386	3,683	--	30,841
Derivatives	87	233	91	137	134	--	682
Savings	1,206	2,362	5,070	3,634	1,406	--	13,678
Other amounts due to customers	3,456	579	572	996	1,416	--	7,019
Amounts due to credit institutions	5,722	1,356	221	--	--	--	7,299
Other liabilities	1,318	--	--	--	--	--	1,318
	17,229	**18,748**	**9,614**	**10,055**	**6,639**	--	**62,285**
Off-balance products	1,598	4,358	5,029	7,591	7,388	--	25,964
Total liabilities	**18,827**	**23,106**	**14,643**	**17,646**	**14,027**	--	**88,249**
Interest sensitivity gap (assets-liabilities)	**4,740**	**(9,920)**	**4,613**	**2,880**	**(6)**	**(210)**	**2,097**

In € millions	≤ 1 month	> 1 month ≤ 3 months	> 3 months ≤ 1 year	> 1 year ≤ 5 year	> 5 year	Provision	Total
2005							
Assets							
Investments (interest bearing)	49	1	185	697	661	--	1,593
Derivatives	182	278	138	203	114	--	915
Loans and advances to customers	12,626	1,942	8,168	12,909	9,747	(167)	45,225
Loans and advances to credit institutions	3,198	828	92	--	--	--	4,118
Other assets	1,247	--	--	--	--	--	1,247
Total assets	**17,302**	**3,049**	**8,583**	**13,809**	**10,522**	**(167)**	**53,098**

In € millions	≤ 1 month	> 1 month ≤ 3 months	> 3 months ≤ 1 year	> 1 year ≤ 5 year	> 5 year	Provision	Total
Liabilities							
Participation certificates and subordinated debt	--	290	5	8	847	--	1,150
Debt certificates	2,035	7,461	3,285	7,591	5,093	--	25,465
Derivatives	136	332	146	164	161	--	939
Savings	977	1,955	4,531	3,638	1,232	--	12,333
Other amounts due to customers	3,770	604	569	1,081	1,470	--	7,494
Amounts due to credit institutions	2,253	650	200	--	--	--	3,103
Other liabilities	1,174	--	--	--	--	--	1,174
Total liabilities	**10,345**	**11,292**	**8,736**	**12,482**	**8,803**	--	**51,658**
Interest sensitivity gap (assets-liabilities)	**6,957**	**(8,243)**	**(153)**	**1,327**	**1,719**	**(167)**	**1,440**

Effective interest rates SNS Bank

The table below shows the average effective interest rate percentages of SNS Bank throughout the year (for 2006 including 1 month of SNS Property Finance) with respect to monetary financial instruments not held for trading.

In percentage terms	2006	2005
Assets		
Investments held for sale (interest-bearing)	4.1%	4.0%
Mortgage loans	4.5%	4.2%
Property finance	5.9%	n.a.
Other loans and advances to customers	8.5%	7.5%
Loans and advances to credit institutions	2.5%	1.5%
Liabilities		
Participation certificates and subordinated debt	5.0%	5.0%
Debt certificates	3.6%	3.1%
Savings	3.0%	3.1%
Other amounts due to customers	3.9%	3.5%
Amounts due to credit institutions	1.3%	1.5%

Market risk - SNS Bank's trading portfolio

Due to the small size of its trading portfolio, SNS Bank runs only a limited market risk. This risk is calculated each day in terms of Value-at-Risk (99%) and stress tests. The following tables show the limits for the different portfolios. The total limit in terms of Value-at-Risk for the trading portfolio was only € 3 million, further illustrating the low risk profile of this activity. The system of limits functioned well in 2006. The Value-at-Risk methodology consists of (Monte Carlo) scenario analyses. The underlying scenarios for the Monte Carlo method are calibrated using historical data. Furthermore, stress tests are carried out on a daily basis by all trading desks. These also have defined limits.

In € thousands	Limit	
	Value-at-Risk (99% on daily basis)	Stresstest
FX/Corporate desk	100	300
Money market desk foreign currency	700	2,100
Money market desk euro	500	1,500
Capital market desk	400	1,200
Off-balance desk	800	2,400
Equity desk	500	1,500
Bond desk	400	1,200
Total	**3,400**	**10,200**

2.3 Liquidity risk

Liquidity risk is the risk that funding and cash and cash equivalents are not (sufficiently) available to the company to the extent that it cannot meet its financial obligations in the short term. SNS Bank manages its exposure to this risk so that the group has sufficient reserves at its disposal and always remains able to meet its financial obligations. The liquidity risk management has been organised in such a way that SNS Bank is capable of absorbing the impact of banking-specific stress factors, for example tension in the money and capital markets.

SNS Bank is the largest borrower within SNS REAAL. The bank has a broad investor base, an extensive range of financing instruments, and extensive access to the international money and capital markets. As was the case in 2005, in 2006 the maturity of the funding is as long as possible in terms of the liquidity profile. In this context, SNS Bank benefits from historic low credit spreads in the current market.

The liquidity risk policy of SNS Bank has four elements:

1. Liquidity management assuming a going concern basis
2. Diversification in the funding portfolio
3. Liquidity of assets
4. Planning for unforeseen events

SNS Bank's liquidity risk management is founded on the composition of its funding portfolio as a going concern. The daily cash management activities of the central treasury are in line with the operational requirements of SNS Bank and take place in accordance with the supervisory guidelines in this field. An important indicator of liquidity risk is the surplus in the liquidity test of De Nederlandsche Bank (weekly and monthly). A going-concern situation is assumed with an ordinary level of mortgage, savings/ credit production and expiration of existing funding. At the end of 2006, SNS Property Finance was integrated. In the run-up to the closing date of this acquisition, SNS temporarily had built up a very generous liquidity position.

SNS Bank strives towards diversification of the funding portfolio with respect to maturity, instrument, currency and type of investor. SNS Bank also has a broad portfolio of very liquid assets, such as government bonds. Furthermore, SNS Bank is expected to be able to securitise or sell a major part of the mortgage portfolio within a year.

In addition to the above, SNS Bank also has a liquidity contingency plan that contains planning for unforeseen events. In 2006, SNS Bank developed liquidity stress scenarios in the framework of De Nederlandsche Bank's stress test survey. The plan describes how SNS Bank can respond to stress scenarios, for instance by describing alternatives for re-financing operational activities. SNS Bank also periodically carries out stress tests across the bank in which liquidity risk plays an important role.

Management of liquidity risk

The liquidity risks are managed on the basis of the net (assets less liabilities) nominal amounts due per contractual maturity in a liquidity gapprofile. The table below represents the gap profile of SNS Bank at the end of December 2005 and 2006 on the basis of of the remaining contractual maturity. SNS Property Finance is, as was the case with the interest rate risk, included in the figures for year-end 2006. With regards to the table below, it should be noted that credit and savings due on demand are presented in the 'less than one month' bucket. In practice, the products are presented with a longer liquidity profile. For mortgages the contractual maturity is maintained without taking into account prepayments.

In € millions	≤ 1 month	> 1 month ≤ 3 months	> 3 months ≤ 1 year	> 1 year ≤ 5 year	> 5 year	Provision	Total
2006							
Assets							
Investments	99	100	44	621	1,108	--	1,972
Derivatives	12	18	102	376	296	--	804
Loans and advances to customers	1,489	861	638	2,053	51,417	(210)	56,248
Loans and advances to credit institutions	3,474	90	24	17	2	--	3,607
Other assets	1,751	--	--	--	--	--	1,751
	6,825	**1,069**	**808**	**3,067**	**52,823**	**(210)**	**64,382**
Equity and liabilities							
Equity	--	--	--	--	2,097	--	2,097
Participation certificates and subordinated debt	--	2	--	258	1,188	--	1,448
Debt certificates	--	2,106	2,588	13,681	12,466	--	30,841
Derivatives	87	9	103	348	135	--	682
Savings	12,266	29	145	412	826	--	13,678
Other amounts due to customers	5,230	179	82	326	1,202	--	7,019
Amounts due to credit institutions	730	1,169	1,831	2,084	1,485	--	7,299
Other liabilities	1,318	--	--	--	--	--	1,318
	19,631	**3,494**	**4,749**	**17,109**	**19,399**	**--**	**64,382**
Net liquidity gap	**(12,806)**	**(2,425)**	**(3,941)**	**(14,042)**	**33,423**	**(210)**	**--**

In € millions	≤ 1 month	> 1 month ≤ 3 months	> 3 months ≤ 1 year	> 1 year ≤ 5 year	> 5 year	Provision	Total
2005							
Assets							
Investments	128	7	22	684	752	--	1,593
Derivatives	11	32	126	370	376	--	915
Loans and advances to customers	1,347	1,155	200	866	41,824	(167)	45,225
Loans and advances to credit institutions	3,663	338	88	22	7	--	4,118
Other assets	1,247	--	--	--	--	--	1,247
	6,396	**1,532**	**436**	**1,942**	**42,959**	**(167)**	**53,098**
Equity and liabilities							
Equity	--	--	--	--	1,440	--	1,440
Participation certificates and subordinated debt	--	--	--	137	1,013	--	1,150
Debt certificates	--	8,964	1,697	10,524	4,280	--	25,465
Derivatives	79	24	73	444	319	--	939
Savings	10,894	80	140	432	787	--	12,333
Other amounts due to customers	6,280	94	93	367	660	--	7,494
Amounts due to credit institutions	462	252	205	662	1,522	--	3,103
Other liabilities	1,174	--	--	--	--	--	1,174
	18,889	9,414	2,208	12,566	10,021	--	53,098
Net liquidity gap	**(12,493)**	**(7,882)**	**(1,772)**	**(10,624)**	**32,938**	**(167)**	**--**

Financial leases, part of loans and advances to customers can be categorised according to maturity as follows:

In € millions	Gross 2006	Net 2006
Shorter than 1 year	257	256
1 to 5 years	234	234
Longer than 5 years	228	228
Investment in financial leases	**719**	**718**

SNS REAAL includes assets from financial leases in the balance sheet as a receivable for the same amount as the leases' net investment. This includes non-earned future earnings of € 1 million.

3 Risk Management Insurer

3.1 Underwriting risk

Underwriting risk is the risk that volume and timing of future cash outflows deviate from the insurer's estimates. The underwriting risk particularly concerns cashflows as a result of mortality, disability, non-life claimsdevelopment or early surrender.

REAAL Verzekeringen's portfolio has a relatively low risk profile. Underwriting risks in the portfolio are well spread and both the life- and the non-life insuranceportfolio focus on the individual and SME markets in the Netherlands.

Risk policy

REAAL Verzekeringen limits its underwriting risk using a system of procedures and criteria for product development, underwriting and provisioning. Risks that do not meet the criteria or risks which exceed preset limits – if accepted – are ceded to an external reinsurance company.

A panel consisting of representatives of the Board of Directors of REAAL Verzekeringen, the Management Accounting department and the Actuarial department regularly monitor the portfolio's development.

For the life insurance operations this includes monitoring developments in expenses, interest and turnover; for the non-life operations the development of premiums and loss ratios are analysed by segment.

Principles for determining the underwriting risk

The technical reserves for life and disability risks are generally based on the same principles used to calculate the premiums, taking into account market-specific assumptions for the Netherlands and the cost level of the insurance operations. The provisions for non-life risk (including fire, injury, and liability) are based on analysis of historical claims experience from REAAL Verzekeringen's own portfolio.

The underwriting risk for life, non-life and related reinsurance are discussed in more detail below.

3.1.1 Life underwriting risk

Composition of life insurance portfolio

REAAL Verzekeringen's life insurance portfolio contains individual and group insurance policies. Individual insurance is sold as policies with cash benefits (traditional policies) and with payment in units (investment or unit-linked insurance policies). Within the individual life insurance portfolio, the primary focus of REAAL Verzekeringen is on unit-linked policies, mortgage-related endowment policies and the pension and life annuity insurance policies.

The portfolio of group insurances consists of both traditional contracts, for which REAAL Verzekeringen bears the investment risk, as well as segregated pools, for which the policy holder bears the investment risk.

Category	Main conditions	Main risks	Guarantees policyholders	Profit sharing/interest rate rebates policyholders
Individual life insurance in money				
Endowment mortgages		Mortality, expenses	Interest rate equal to mortgage interest rate	No
Life Annuity	Premium (sum of risk premium, savings premium and cost surcharge) is fixed from the start date of the contract. The endowment mortgage is different since the premium is based on mortgage rates; when mortgage rates change, so does the premium for the endowment mortgage	Interest, mortality, expenses	Life annuity is fixed	Interest rate rebate at payment of single premium
Term insurance		Mortality, expenses	Total mortality benefit is fixed	Part of portfolio: company profit share
Savings insurance		Interest, mortality, expenses	Total mortality benefit is fixed	Part of portfolio: company profit share; part of portfolio: interest rate rebate; and part of portfolio: share in surplus interest
Funeral insurance		Interest, mortality, expenses	Total mortality benefit is fixed	Part of portfolio: company profit share at payment of single premium: sometimes interest rate rebate
Individual life insurance in investment units	Variable premium, cost and risk surcharges fixed	Mortality, expenses	A number of insurance contracts carry a minimum guaranteed return at the maturity date	No
Group insurance in money	Premiums and the cost surcharge are set for the duration of the contract (usually 5 years)	Interest, mortality, expenses	Guaranteed minimum return	Part of portfolio: share in surplus interest; part of portfolio: interest rate rebate
Group insurance in investment units	Premiums and the cost surcharge are set for the duration of the contract (usually 5 years)	Mortality, expenses	At the maturity date of the contract, the amount of the deposit at least equals the rights accrued based on the contract's principles	Share in surplus interest

Co-insurance

REAAL Levensverzekeringen has concluded a number of contracts in co-insurance with one or more other insurance companies. In general, the risk estimates are based on information provided by the administrating company. A limited risk is run because the co-insurers are each severally liable for the total of the insurance liabilities. If a co-insurer defaults, the insurance liabilities will be transferred to the remaining co-insurers. The total size of the technical reserve for inward co-insurance amounts to € 118 million and is spread over several contracts and insurers.

Concentration of risk

In life insurance portfolio concentration of risk can arise within group contracts. The participants in a group contract often work at the same location or undertake joint activities. Such concentration of risk has been partly offset in 2006 by the use of reinsurance. Single events that relate to more than three people have been reinsured for the part where total claims exceed € 15 million. The maximum reinsurance coverage is € 15 million. For more information see paragraph 3.1.3 Underwriting risk reinsurance.

Life insurance portfolio - Investment risk and interest rate guarantees

With both traditional and investment-linked insurance contracts, the policyholders pay regular premiums and/or a single premium. For traditional policies, the insurer bears the investment risk of its commitments to policyholders. When a benefit or annuity payment is due, REAAL Verzekeringen pays the policy holder a predetermined nominal amount. This contrasts with investment-linked contracts, where the insurer does not run a risk on the amount paid out. This insured amount is dependent on the value of the funds in which the units have been invested. The policyholder therefore bears the investment risk.

Interest rate guarantees have been issued with a number of investment-linked insurance policies. A guaranteed minimum return at maturity applies to the individual investment-linked insurance policies with guarantee. In the intervening period, the technical provision is at least equal to the investment increased by the guarantee rate, after allowance for withdrawals, expenses and risk premiums and taking into account mortality and early surrender. In the case of group insurances with segregated pools, the contracting party bears the investment risk in principle. On the closing date of the contract, however, there should at least be a provision for contractual accrued rights. To compensate for investment losses (up to a certain amount), a provision is created from premium surcharges for a number of contracts.

In the table below the size of the different insurance categories is stated in terms of the most important financial units:

In € millions	Premium		Insured capital		Insured interest		Technical provisions		Risk capital	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Individual life insurance in money	**407**	**418**	**33,938**	**32,413**	**318**	**287**	**7,605**	**7,376**	**28,085**	**26,796**
Endowment mortgages	204	213	10,406	11,151	6	7	2,264	2,225	8,173	8,961
Life Annuity	--	6	--	--	285	250	1,682	1,506	174	239
Term insurance	74	64	16,187	13,794	13	14	212	187	15,930	13,606
Savings insurance	84	92	4,761	5,018	14	16	2,591	2,637	2,165	2,269
Funeral insurance	45	43	2,584	2,448	--	--	856	821	1,543	1,722
Individual life insurance in investment units	**530**	**464**	**23,722**	**18,684**	**420**	**8**	**3,372**	**2,935**	**25,934**	**20,011**
Group insurance in money	**42**	**47**	**477**	**486**	**327**	**362**	**1,167**	**1,239**	**2,876**	**2,877**
Group insurance in investments units	**18**	**22**	**16**	**19**	**208**	**228**	**591**	**526**	**1,280**	**1,128**
Reinsurance risk	**(3)**	**(4)**	**--**	**--**	**--**	**--**	**--**	**--**	**(990)**	**(1,344)**
Proportional reinsurance	**(14)**	**(14)**	**(688)**	**(635)**	**(2)**	**(3)**	**(187)**	**(196)**	**(650)**	**(681)**
Total	**980**	**933**	**57,465**	**50,967**	**1,271**	**882**	**12,548**	**11,880**	**56,535**	**48,787**

Insurance technical risks for the life insurance portfolio

A life insurance policy entitles the policyholder to death benefits and/or a benefit payable at maturity date of the policy.

The most distinctive risk with respect to life insurance policies is mortality risk. This risk affects the duration and timing of the payment of the insured cash flows. The mortality risk indicates the death benefit risk of the policyholder dying earlier than calculated (short-life risk). In the case of an endowment policy, the mortality risk for REAAL Verzekeringen is that the policyholder might live longer than expected (longevity risk). The financial impact of the difference between the calculated timing of mortality and the realised mortality can be substantial, particularly with longevity risk.

Other underwriting risks for the life insurance portfolio are the risk of disability (the policyholder becomes incapacitated for work) and risks associated with the insurance behaviour of policyholders, such as lapse and early surrender (termination of the policy before the maturity date), and conversion to a paid-up status (whereby the policyholder terminates the periodic premium payment before the maturity date).

Controlling risks in the life insurance portfolio

The trends in the most significant underwriting risks, mortality and early surrender, are estimated annually. The results are used for setting rates and acceptance conditions for new life insurance contracts and valuation of the insurance portfolio (embedded value). The adequacy of technical provisions for financial reporting is determined in accordance with the demands of IFRS and guidelines of De Nederlandsche Bank.

For an explanation of the management of the investment and interest rate risk:, see paragraph 3.2 on Market risk.

Work is taking place in the context of European Embedded Value on mapping the sensitivities (in terms of embedded value) resulting from changes in mortality and disability probabilities, surrender probabilities and expenses. REAAL verzekeringen has a limited sensitivity to changes in assumptions with regard to mortality and disability. The final analyses are published in the EEV report for 2006. As the technical provisions have been calculated based on historical principles for premium calculation, changes in the above parameters are not reflected immediately in the results, but only at the time of the future occurrence.

Liability Adequacy Test
The technical provisions for insurance contracts (VVV) are based in principle on the premium calculation principles for interest and mortality. The actual interest and mortality developments will differ from the premium calculation principles.
The Liability Adequacy Test (LAT) under IFRS shows, with a large degree of certainty, whether the actuarial reserves are adequate to cover liabilities to policyholders.
The adequacy test compares the VVV with the present value (based on principles thought to be realistic) of all the cash flows stemming from insurance contracts. This present value can be earmarked as a required minimum provision.
The test results are particularly sensitive to changes in the discount rate. The discount rate is based on the yield curve periodically published by De Nederlandsche Bank for this purpose (the 'nominale Rentetermijnstructuur Financieel Toetsingskader'). As of the financial year 2007 De Nederlandsche Bank has issued this yield curve as the basic principle for adequacy testing. Furthermore, the value of options and guarantees has been included. The estimated values for the remaining principles are based on research of our own portfolio. At year-end 2006, the VVV was substantially higher than the calculated minimum required provision.

3.1.2 Underwriting risk non-life

Composition of non-life insurance portfolio
The emphasis of REAAL Verzekeringen's non-life insurance portfolio is on four main product classes: Accident and Health, Fire, Motor Vehicles and Other. These insurance contracts are mostly sold through authorised agents, intermediaries and the distribution channel of SNS Bank to retail and SME clients. REAAL Verzekeringen is also active in a fifth segment: Marine. This segment principally consists of co-insurance coverage.

Co-insurance
With the acquisition in 2005 of Nieuwe Hollandse Lloyd (NHL), REAAL has entered the co-insurance market (bourse underwriting business). REAAL Verzekeringen underwrites risks at the Rotterdam Insurance Exchange within the Fire, Marine and Miscellaneous Risks segments.

Catastrophe
REAAL Verzekeringen reinsures its catastrophe claims resulting from storms and terrorism (see paragraph 3.1.3 'underwriting risk reinsurance). Catastrophes resulting from acts of violence, nuclear incidents or flooding are excluded under the policy conditions.

Concentration of risk
Geographically, the risk of REAAL Verzekeringen's non-life portfolio is almost entirely concentrated in the Netherlands. Concentration of underwriting risk occurs in the Fire segment, where storm risk plays an important role. Concentration of risk can also be associated with blocks of flats, rows of houses, etc. Concentration of risk can also arise in the group accident portfolio and the group disability schemes. The underwriting of group disability coverage related to the WIA disability act takes place in co-insurance with another Dutch insurer. In this collaboration both insurers bear half of the underwriting risk; the other insurer carries out the administration. See paragraph 3.1.3 Underwriting risk reinsurance for more information about own risk and reinsurance of these risks.

Premium and non-life provision
The total gross premium income of REAAL Schadeverzekeringen (including Proteq Schadeverzekeringen and REAAL Reassurantie SA) in 2006 amounts to €446 million (2005: €346 million). In 2006, €35 million in reinsurance premium was paid. This is 7.8% of the gross premium income. The gross non-life technical reserves at year-end 2006 amount to €479 million (year-end 2005: €508 million). The amounts referred to here are always before reinsurance and exclude the inward disability reinsurance at Proteq Schadeverzekeringen. For more information about risk retention, shares of reinsurance per product class and inward reinsurance, see paragraph 3.1.3 Underwriting risk reinsurance.

55 Total gross premium income 2006


6%
17%
31%
38%
8%
Accident and health
Fire
Marine
Motor vehicles
Other

56 Total gross provisions 2006


25%
16%
12%
39%
8%
Accident and health
Fire
Marine
Motor vehicles
Other

The diagrams above illustrate the distribution of gross premium income and gross non-life technical reserves across the various product classes. The premium volume and the reserve for the smallest segment, Marine, originate almost entirely from co-insurance (bourse underwriting business). The diagrams illustrate the long-term non-life obligations from disability insurance policies: compared to the small share represented by the Accident and Health product class in the total premium, there is a relatively large technical reserve. The reverse applies to the Fire segment. Due to the rapid settlement of fire claims, this product class, which generates almost one third of the premium income, only represents a small part of the total non-life technical reserves.

The following table provides an analysis of the technical results of the non-life business per product class:

In € millions	Total		Fire		Accident and Health		Motor vehicles		Marine		Other segments	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Gross earned premium	448	356	137	101	26	22	176	166	37	7	72	60
Gross claims incurred	228	184	56	46	(1)	1	103	97	22	2	48	38
	220	172	81	55	27	21	73	69	15	5	24	22
Balance reinsurance	(29)	(11)	(15)	(4)	(11)	(8)	(1)	1	(2)	1	--	(1)
	191	161	66	51	16	13	72	70	13	6	24	21
Operational expenses and profit sharing	(174)	(147)	(56)	(45)	(28)	(5)	(52)	(68)	(10)	(2)	(28)	(27)
Other technical liabilities	(13)	(3)	(2)	(1)	(2)	(1)	(3)	(1)	(6)	--	--	--
Operating result	4	11	8	5	(14)	7	17	1	(3)	4	(4)	(6)
Investment income	19	21	2	2	8	8	2	5	1	--	6	6
Technical result	23	32	10	7	(6)	15	19	6	(2)	4	2	--

Underwriting risks non-life insurance portfolio

The underwriting risk for REAAL Verzekeringen's non-life insurance portfolio is primarily concentrated on covering the risks resulting from legal liability (WA), bodily injury, general third party liability, catastrophes and disability.

- Motor vehicle third party injury liability
  Motor vehicle liability is third-party insurance to cover bodily injury following a road traffic accident. REAAL Verzekeringen provides this product through all its distribution channels.

- General third party liability (GTPL)
  REAAL Verzekeringen offers liability insurance to both private individuals and the business segment; the latter can include professional indemnity coverage. REAAL Verzekeringen provides this product through all its distribution channels.

- Disability cover
  The disability cover in the portfolio of REAAL Verzekeringen includes cover for both self-employed people and (semi-)group coverage for employees. The latter group includes additional cover to the WIA Disability Act, which is offered through the above mentioned co-insurance with another Dutch insurer.

- Fire and other damage to property
  The REAAL Verzekeringen fire insurance offers policyholders financial cover against damage to their property and material consequences of business interruptions as a result of the loss incurred.

Fraud risks non-life insurance portfolio
Fraudulent claims are defined as claims submitted by policyholders for non-events or claims in which the extent of damage is exaggerated. Fraud prevention and detection are in the hands of Fraud, a separate operational department. In addition, supervision of internal fraud takes places decentralised by various departments, such as Acceptance, Claims and Claims Handling.

Managing the risks for the non-life insurance portfolio
The focus on the individual and SME markets has resulted in an insurance portfolio characterised by diversification across various segments and sub-segments, on the one hand, and the similarity in the type of insured risks, on the other. The portfolio thus has a relatively low variability in the insurance results. The IBNR reserve (reserve for late claims and run-offs on reported claims) is determined quarterly, based on the latest analysis of run-off figures from our own portfolio. In addition, each half year, a liability adequacy test is carried out on the non-life technical reserves . For more details on this test, see below Adequacy of non-life technical reserves.

Realised claims with a run-off of more than one year
REAAL Verzekeringen has assigned specialised departments to the handling and run-off of (bodily injury) claims. The experts in these departments handle claims on an item-by-item basis, make estimates on the size of the claim and monitor progress on claims handling. Claims with a run-off period of more than one year include disability claims, bodily injury claims and liability claims.

Characteristics of the Provision for recurrent Disability Annuity Benefits
Disability liabilities of REAAL Schadeverzekeringen include in-force payments for claims that stem from the individual and the group insurance portfolio. REAAL Levensverzekeringen's disability benefits in actual payment concern supplementary coverages within a life insurance contract. The table below provides a summary of the key figures for the regular disability benefits provision of REAAL Verzekeringen at year-end 2006. The figures do not include co-insurance portfolio for WIA-related business, for which REAAL Verzekeringen carries half the risk. As this collaboration in the field of WIA coverage has been established recently, the number of disability benefit payments was nil as at year-end 2006.

In € thousands	REAAL Levensverzekeringen (life)	REAAL Schadeverzekeringen (non-life)	Total
2006			
Provision for recurrent disability annuity benefits	46,447	81,542	126,307
Number of disability claims	999	1,352	2,336
Average annual annuity	8.7	10.9	9.9

Characteristics of non-life technical reserves for other claims with run-off of more than one year
The other (non-disability) claims with a run-off longer than one year generally comprise bodily injury and liability claims. These risks are more diverse than the disability risks; this diversity also applies to the expected duration of the payment for the claims. Since 2004, the policy of REAAL Schadeverzekeringen with respect to the settlement of these claims has been tightened with the aim of settlement of claims within five years. In 2005, a start was made with the process of 'accelerated' claims settlement for claims originating from older claim years up to and including 1997. This has resulted in the settlement of a large number of claim files that had been open for some time. The table below provides a summary of the insured claims originating in the claim years 2001 through 2006.

In € thousands	Claim years 2001-2006			
	Motor injury	GTPL for the commercial segment	GTPL for individuals	Total
REAAL Schadeverzekeringen insurance agents portfolio				
Proteq Schadeverzekeringen, excluding inward reinsurance				
Effected Claim payments (cash-out)	53,035	3,122	22,370	78,527
Claimsreserve (including IBNR reserve)	54,127	4,476	5,585	64,187
Total claims incurred (gross, including IBNR provision)	**107,162**	**7,598**	**27,955**	**142,714**
Average claimsize (gross, including IBNR provision)	10.7	2.8	0.5	2.1
Number of claims	10,035	2,753	53,895	66,683

Development claims history 2006 and 2005

The table below provides a summary of the run-off on non-life provisions for old claim years. This summary was put together for the financial years 2006 and 2005 respectively and gives the results for REAAL Schadeverzekeringen and Proteq Schadeverzekeringen, both net of reinsurance. The earn-out scheme agreed with regard to the ex-NHL portfolio has not been included in the development of the non-life provision stated below. Also the tables below do not include the development of claim provisions of the reinsurance captive. The size of the gross provisions for this captive was € 55 million at year end 2006 (2005: € 59 million).

In € thousands	Provision as of 1 January	Interest added	Payments	Provision as of 31 December	On balance release/run-off
2006					
Claim years:					
- 2002 and earlier	189,794	2,939	28,433	155,154	9,146
- 2003	45,660	300	6,347	37,717	1,896
- 2004	58,939	86	12,398	39,755	6,873
- 2005	118,599	82	34,128	51,324	33,228
Total trough 2005	412,992	3,407	81,306	283,950	51,143
Total 2006		101	138,830	129,836	
Total net of reinsurance		**3,508**	**220,136**	**413,786**	
2005					
Claim years:					
- 2001 and earlier	133,414	2,499	16,688	110,242	8,983
- 2002	27,367	107	1,005	25,170	1,299
- 2003	38,882	278	5,207	31,307	2,646
- 2004	73,448	32	12,793	31,467	29,220
Total through 2004	273,111	2,916	35,693	198,186	42,148
Total 2005		6	125,441	68,683	
Total net of reinsurance		**2,922**	**161,134**	**266,870**	
Acquisition NHL				146,123	
Total after reinsurance				**412,992**	

Adequacy of the non-life technical reserves

The actuaries of REAAL Verzekeringen carry out a quantitative test twice a year to establish the adequacy of the provision for non-life. The testing methodology for disability claims is very similar to that used for the life insurance portfolio. The test methodology for other non-life activities differs from the one used for the life insurance and disability portfolios.

The provision recurrent disability annuity benefits is calculated using the principles for interest, revalidation and mortality that are used to calculate the premium. The size of this provision, therefore, does not reflect the actual developments of these principles. By periodically carrying out adequacy tests based on actual principles, REAAL Verzekeringen ensures the adequacy of the VPU. The outcome of the test is particularly sensitive to changes in the discount rate. The discount rate is based on the yield curve as published periodically by De Nederlandsche Bank for this purpose.
The outcome of the adequacy test should be seen as a minimum provision. At year-end 2006, the VPU was higher than the minimum requirement as calculated by the adequacy test, and therefore adequate.

For the other non-life insurance contracts, the adequacy of the provision for payable claims including the IBNR provision (provision for incurred not reported claims and run-offs on existing files) is tested. This test uses stochastic modelling, which also takes inflation and discounting into account. At the end of 2006, a part of REAAL Schadeverzekeringen's portfolio (the insurance agent's portfolio) and the regular non-life portfolio of Proteq Schadeverzekeringen were tested in this manner.

The stochastic test is augmented with the assessment of realised run-off results and the effects that the reserving policy has on the size of the claimsreserves. The combination of these test elements proved that the claimsreserves were at an adequate level at year-end 2006.

3.1.3 Underwriting risk Reinsurance

Reinsurance policy

Each year reinsurance is aligned to SNS REAAL's risk appetite. This applies to both REAAL Levensverzekeringen and REAAL Schadeverzekeringen. The reinsurance coverage is geared to the results of risk analyses performed on the various portfolios. The analyses examine the effect of reinsurance on current solvency and the desired return and profitability.

In addition to the regular protection of portfolios, REAAL Schadeverzekeringen has a catastrophe contract for risks of nature (storm, hail) and accumulation within the fire portfolio. Proteq Schadeverzekeringen is also covered by this catastrophe contract. The risk of terrorism is reinsured through the Dutch Reinsurance Company for Terrorist Damage (NHT).

REAAL Reassurantie SA

REAAL Verzekeringen has (partly) ceded a number of risks from its non-life portfolio to Luxemburg-based reinsurance captive REAAL Reassurantie SA. The most important portfolio to which this applies is the fire portfolio. Per fire risk, the excess over € 0.7 million, up to a maximum of € 2.5 million has been reinsured with the captive. Over € 2.5 million, the risk has been placed with external reinsurers. Catastrophes have also been partially reinsured through the captive. Per event the part between € 25 million and € 30 million has been reinsured with REAAL Reassurantie; the excess above € 30 million has been placed with external reinsurers.
The retentions and reinsured parts as indicated below allow for the consolidation of REAAL Reassurantie and REAAL Verzekeringen.

Reinsurance REAAL Levensverzekeringen

The life insurance portfolio of REAAL Verzekeringen has grown considerably, both in respect of premium income and insured capital. In 2005, studies were made of the risk profile of the insurance portfolio. This resulted in a revised reinsurance programme for 2006, whereby the retention in the event of death as well as disability risk was increased substantially. In 2007, the focus will be on integrating the former NHL portfolio with the reinsurance programme of REAAL Verzekeringen. The reinsurance structure is not expected to change.

In € thousands		2004	2005	2006	2007
Own retention life					
Coverage:					
- Mortality (risk capital)	per risk	400	400	1,000	1,000
- Disability (annual annuity)	per risk	20	20	35	35
- Catastrophe	per event	--	--	15,000	15,000

Reinsurance REAAL Schadeverzekeringen
The non-life business has set its retention in line with the size of the various portfolios. With the exception of the increase in own risk in catastrophe risk, there were no material changes in the reinsurance programme in 2006 relative to 2005. It was decided to allow the reinsurance of NHL to be run separately in 2006. As of 2007 there will be an integrated reinsurance programme. The 2007 reinsurance programme makes no specific distinction between the various sales channels, but large risks are reinsured on an individual basis from their specific risk perspective.

In € thousands		2004	2005	2006	2007
Own retention non-life					
Coverage:					
- Fire	per risk	700	700	2,250	2,500
- Motor third party liability	per risk	1,200	1,200	1,200	1,500
- Personal/business liability	per risk	500	500	500	500
- Accidents	per risk	300	300	300	300
- Marine	per risk	400	400	400	400
- Disability (annual annuity)	per risk	8	8	35	35
- Catastrophe	per event	15,000	20,000	25,000	30,000

The chart below illustrates the share of reinsurers in gross non-life provisions booked as of year-end 2006. The figures for the segment 'Illness and Accident' exclude the inward reinsurance of disability with Proteq Schadeverzekeringen. These inward reinsurance flows are explained below.

57 Non-life provision share reinsurer 2006


%
100
80
70
60
50
40
30
20
10
0
Illness and accident
Fire
Marine
Motor
Other
Reinsured
Net

REAAL Schadeverzekeringen carries out an active policy with regard to placing its reinsurance contracts. A distinction is made in the panel of reinsurers in the 'property' programme (fire and catastrophe) and the 'casualty' programme (car, liability and accidents). The claims handling in the casualty programme is characterised by its long-tail. Because of this long-term character, the continuity of the panel is the main consideration in programme placement. The minimal rating of this long-tail reinsurance panel is A+. For the reinsurance of fire and catastrophe, a minimum rating of A- applies, with price being a more important consideration.

Proteq Schadeverzekeringen: Inward reinsurance of disability reinsurance
Proteq Schadeverzekeringen has an inward reinsurance contract that relates to a portfolio of disability risks. This contract has not been continued since 2004 and is in a run-off phase. The premium in 2006 was therefore zero. The gross provision for payable claims amounted to € 136 million as of year-end 2006, and after retrocession amounted to € 53 million.

3.2 Market risk
The market risk of REAAL Verzekeringen reflects the fact that the variations in value of investments in the financial markets (equities, property, fixed-income investments) are not matched with the value of liabilities. Changes in financial markets therefore impact the result and net asset value of REAAL Verzekeringen.

The market risks are measured and managed by the department Asset & Liability Management. This department reports monthly to the ALM Committee of REAAL. The starting point for the ALM policy of REAAL Verzekeringen is the ALM plan, which is drawn up annually and which sets out the strategic investment policy. In this plan a balance is sought between the risk and return within the parameters that apply according to Value-at-Risk, solvency, the Standard & Poor rating model score (CAR ratio) and the impact on the IFRS results. Duration of equity is another measure for measuring REAAL Verzekeringen's interest rate risk. For the portfolio 'for own risk and account', the ALM reports the duration of equity on a weekly basis. REAAL Verzekeringen is currently in the process of switching to market risk management based on Value-at-Risk. Value-at-Risk is an economic capital-related measure that, in contrast to the duration of equity, allows all market risks to be measured simultaneously. In the ALM plan, resulting in the strategic investment policy for REAAL Verzekeringen, Value-at-Risk is used as the primary tool for risk budgetting.

The portfolio on which REAAL verzekeringen runs a risk breaks down as follows:

In € millions	2006	2005
Investment property	205	201
Interest bearing investments	7,695	7,644
Equities and options	1,369	1,118
Derivatives	137	237
Reinsurance contracts	338	365
Loans and advances to customers	757	986
Loans and advances to credit institutions	162	89
Other assets, no lending operations	5,230	4,232
Cash and cash equivalents	698	584
Total	**16,591**	**15,456**

3.2.1 Interest rate risk

Interest rate risk is a significant component of REAAL Verzekeringen's market risk profile. Interest rate risk occurs when fixed-income assets and liabilities are not fully matched. Interest rate risk is expressed as movements in the result and/or net asset position in the event of fluctuating market rates.
The mismatch between fixed-income assets and liabilities has two principle causes:

- Differences in maturity between the assets and the liabilities: The fixed-income investments of REAAL Verzekeringen have an average maturity of 12 years. The maturity profile of the liabilities however, is on average 18 years. This difference in maturity creates investment risk: at maturity, the assets must be reinvested under market conditions at that point until the maturity of the liabilities. The future return against which this reinvestment is being made is as yet unknown, whereas the return promised to the policyholder to the end of maturity has already been set.
- Profit sharing schemes for policyholders: In some policies, REAAL Verzekeringen pays out to policyholders an additional return on top of the guaranteed return, depending on the profits achieved under a specific investment portfolio. This is the case with the portfolios with (discretionary) profit sharing features. These liabilities are not matched with investments whose return offers the same combination of profit sharing and minimum guaranteed. For products with only a guarantee, without profit sharing (but possibly with an interest rate rebate), liabilities are matched as far as is possible. The table below gives a breakdown of provisions for REAAL Verzekeringen's own risk and account per type of profit sharing.

In € millions	2006	2005
Provisions for life insurance obligations		
With profit share (company profit share and share in surplus interest)	3,283	3,236
With interest rate rebate	2,231	2,054
Without profit share	1,049	1,089
Balance endowment mortgages Reaal Individueel	2,076	2,040
Total	**8,639**	**8,419**

The most significant quantification of interest rate risk is performed through duration analyses, scenario analyses and economic capital/Value-at-Risk calculations.

The duration of equity measures how much the market value of equity changes in the event of a parallel shift in the yield curve. In its analysis, REAAL Verzekeringen ignores investments and commitments that are already almost matched. This category includes savings policies built up with endowment mortgages and the portion of the balance sheet retained at policyholders' own account and risk. In the past, REAAL Verzekeringen managed the duration of its equity periodically through rebalancing transactions in the fixed-income portfolio, and by using interest rate swaps. The interest rate swaps are used to lengthen the effective maturity of the fixed-income investments by locking in a fixed yield at certain reinvestment moments. See section 4.4 'Hedging REAAL Verzekeringen' for more information.

The duration of own equity was -16.0 at year end 2005 and -17.5 at year end 2006. During 2006 the basis for calculation of fair market value was changed. As of 2006 costs are allocated over the lifetime of the underlying products, lengthening the duration of these liabilities.

	2006	2005
Duration of assets	6.7	7.0
Duration of liabilities	10.0	9.4

Scenario analyses are used periodically to test the impact of changes in market yields on result and net asset value. The table below shows the impact of parallel movements in interest rates of 1% as per the balance sheet date (indicative).
In reality all balance items with an underlying cash flow schedule (both assets and liabilities) change in value when the interest rate changes. In the case of a fall in interest rate of 1% the fair value of the own equity decreases by € 190 million (2005: € 180 million) and in the case of a 1% increase in interest rate grows with € 80 million (2005: € 20 million). This corresponds with the negative duration of equity's: the duration of liabilities is larger than the duration of the investments. The table below shows the impact net of taxation.

In € millions	Interest rate +1%	Interest rate −1%
Interest rate sensitivity fair value net asset value REAAL Verzekeringen		
Investments	(400)	480
Technical provisions, insurance operations	450	(640)
Other assets and liabilities	30	(30)
Shareholders' equity	80	(190)

The IFRS results and net asset value only change as a result of value changes of the fixed interest rate portfolio classified as available for sale. The effect on result of an increase (or decrease) of 1% in the interest rate is limited and for the shareholders equity this amounts to € 230 million negative (2005: € 200 million negative). A 1% decrease in the interest rate has an effect of € 230 million positive (2005: € 200 million positive). All other balance sheet items do not change in the IFRS balance sheet.

The overview below shows as per the balance sheet date the average effective accounting interest percentages of the financial assets and liabilities of REAAL Verzekeringen.

In percentage terms	2006	2005
Financial assets (not fair value through profit or loss)		
Investments for own risk and account		
- Held to maturity	4.2%	4.4%
- Available for sale (excluding equities)	4.1%	4.7%
- Loans and receivables	6.6%	6.8%
Loans and advances to customers	5.8%	6.0%
Loans and advances to credit institutions	3.5%	3.7%
Cash and cash equivalents/debts to credit institutions	1.2%	0.3%
Financial liabilities at amortised costs		
Subordinated debt	6.6%	6.5%
Technical provisions, insurance operations for own account and risk*	4.2%	4.2%
Individual insurance in cash	4.2%	4.3%
- Endowment mortgages	5.9%	6.1%
- Life insurance	3.1%	3.2%
- Other	3.7%	3.8%
Group insurance policies in cash	3.8%	4.0%

*) Before any interest rate rebate and acquisition costs

Insurance for the risk and account of policyholders
For insurance policies for which policyholders carry the investment risk, the insurer does not in principle incur any interest rate, market, currency or credit risk. For some portfolios within this category, REAAL Verzekeringen has given policyholders a minimum guarantee on the maturtity date of the policy. In that case, the insurer is exposed to the risks mentioned above through the guarantees. The value of guarantees within the portfolio 'for the account and risk of policyholders' is measured periodically. A limit

is set on the Value-at-Risk associated with the guarantee. In 2006 no hedge transactions were performed in order to cover this risk. The table below shows the portions of the REAAL Verzekeringen portfolio where some form of guarantee has been given.

In € millions	2006	2005
Provisions for life insurance contracts on behalf of policyholders		
Without guarantee	3,189	2,759
With guarantee	720	702
	3,909	**3,461**

3.2.2 Equity and investment property risk

The equity and similar investments of REAAL Verzekeringen were valued at € 1,369 million at year-end 2006 (2005: € 1,118 million). These equity investments are spread over Europe, North America and the Far East.

REAAL Verzekeringen periodically calculates the impact of changes in equity markets and real estate prices on the result and shareholders' equity. The table below shows the results of this analysis on the year-end balance sheet.

	Result		Shareholders' equity	
In € millions	2006	2005	2006	2005
Equity investments and options + 10%	--	--	111	77
Equity investments and options – 10%	--	--	(111)	(77)
Investment property + 10%	15	14	15	14
Investment property – 10%	(15)	(14)	(15)	(14)

3.2.3 Exchange rate risk

REAAL Verzekeringen faces exchange rate risk through a combination of investments and liabilities in foreign currencies that are not perfectly matched.

In fixed-income investments, REAAL Verzekeringen maintains a policy whereby no exchange rate risk is permitted. The exchange rate risk on fixed-income assets denominated in a foreign currency is therefore hedged through currency swaps.

Foreign exchange risk also manifests itself in the equity investments of REAAL Verzekeringen. Of this foreign exchange risk, after netting the foreign exchange risk in non-fixed income investments and contracts, between 80% and 90% is structurally hedged with the help of foreign exchange forward contracts.

In € millions	Balance debit		Balance credit		Net		Hedge derivatives	
	2006	2005	2006	2005	2006	2005	2006	2005
US dollar	483	473	30	36	453	437	(368)	(356)
Japanese yen	54	57	--	--	54	57	(45)	(41)
Pound Sterling	211	179	7	7	204	172	(179)	(125)
Swiss franc	6	19	--	--	6	19	--	--
Australian dollar	--	--	11	13	(11)	(13)	--	--
Other	49	35	1	12	48	23	--	--
Total	**803**	**763**	**49**	**68**	**754**	**695**	**(591)**	**(522)**

The impact of changes in foreign exchange rates on result and net asset value are measured periodically using scenario analyses. The table below shows the indicative net results of these analyses at the balance sheet date.

In € millions	Result		Shareholders' equity	
	2006	2005	2006	2005
Currency + 10%	12	10	12	10
Currency – 10%	(12)	(10)	(12)	(10)

3.3 Credit risk

REAAL Verzekeringen has different exposures to credit risk, the most important of which are the credit risk in the investment portfolio and in the loan portfolio to intermediaries. The mortgages loans of REAAL Verzekeringen are well covered and have a high loan-to-foreclosure value. Consequently the likelihood of non-payment is low and therefore the risk profile of the mortgage portfolio of REAAL Verzekeringen is also very low.

In the policy documents for the specific credit risk types, the roles, authorities, responsibilies for employees and committees are established, following a successively more senior layer of authorisation.

Investment mix REAAL Verzekeringen

The table below shows the investment mix end 2005 and 2006. In the fixed-income investment portfolio of REAAL Verzekeringen, a strategic mix is determined across the various fixed-income ratings categories. This is part of the ALM/investment plan. In 2006, the proportion of equity investments in the investment portfolio is increased. This increase is esthablished bij creating an exposure with a hedged downside risk. This exposure is constructed through investments in fixed-income and call-options on equity indices.

In € millions	2006	2006 %	2005	2005 %
Interest bearing investments	7,695	77%	7,644	77%
Equity investments and options	1,369	14%	1,118	11%
Investment property	205	2%	201	2%
Mortgage loans (loans and advances to customers)	757	7%	986	10%
Total	**10,026**	**100%**	**9,949**	**100%**

Management of credit risk within the fixed-income investment portfolio of REAAL Verzekeringen

The credit risk within the fixed-income investment portfolios of REAAL Verzekeringen is the risk that an issuer of a bond or a debtor of a private placement loan can no longer meet his obligations. The strategic scope of the various credit risk categories within the fixed-income portfolio are determined in an ALM context and established in mandates with the investment managers. Periodically, checks and reports are made to ensure that the investment managers conform to the mandates.

The fixed-income investment portfolios of REAAL Verzekeringen have only European and North American debtors, whereby no one debtor represents an interest of more than 10% in the fixed-income investment portfolio.

In € millions	Designated as fair value through profit or loss		Available for sale		Held to maturity		Loans and receivables		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Public sector - domestic	--	--	444	316	427	428	54	85	925	829
Public sector - foreign	7	8	1,301	1,037	1,562	1,352	--	--	2,870	2,397
Financial institutions	133	157	855	1,071	273	272	2,422	2,356	3,683	3,856
Trade, industry and other services	--	10	177	416	--	--	4	7	181	433
Other	--	--	32	90	--	--	104	107	136	197
Elimination	--	--	(100)	(68)	--	--	--	--	(100)	(68)
Total	**140**	**175**	**2,709**	**2,862**	**2,262**	**2,052**	**2,584**	**2,555**	**7,695**	**7,644**

The following overview shows the fixed-income investment mix (excluding mortgages) across the various ratings categories.The strategic mix of the various ratings categories within fixed income is set annually in the ALM/investment plan.

In € millions	Designated as fair value through profit or loss		Available for sale		Held to maturity		Loans and receivables		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
AAA	121	139	1,794	1,389	1,721	1,525	67	101	3,703	3,154
AA	7	18	423	501	541	527	70	74	1,041	1,120
A	12	18	408	647	--	--	180	156	600	821
BBB	--	--	119	235	--	--	76	80	195	315
Below BBB	--	--	18	15	--	--	--	--	18	15
Unrated	--	--	11	143	--	--	2,191	2,144	2,202	2,287
Eliminations	--	--	(64)	(68)	--	--	--	--	(64)	(68)
Total	**140**	**175**	**2,709**	**2,862**	**2,262**	**2,052**	**2,584**	**2,555**	**7,695**	**7,644**

Management of credit risk in the portfolio with loans to intermediaries
REAAL Verzekeringen manages the process whereby credit is provided to intermediaries through a credit committee, and by applying strict acceptance criteria.

Management of credit risk with regard to derivative positions
The credit risk on the fair value of all derivatives held by SNS REAAL with a counterparty is hedged through a Credit Support Annex, or CSA agreement. This agreement establishes, using standard industry practice, that the underlying value of the derivatives in liquid instruments, such as cash and government loans, must be held as surety to cover the credit risk. SNS REAAL currently has a CSA agreement with 6 investment banks.

Management of credit risk relating to advances to the reinsurer
To reinsure third-party car insurance and liability insurance for individuals and companies REAAL Verzekeringen uses a panel that consists of a fixed group of reputable insurers with a minimal credit rating of A+. For fire and catastrophe risks it uses reinsurers with a minimum credit rating of A–.

Management of credit risk in the mortgage portfolio
REAAL Verzekeringen has a limited credit risk on its mortgage portfolio. For a part this portfolio is guaranteed by the National Mortgage Guarantee fund. Moreover, the property price increases of the last few years have caused a strong increase in the foreclosure value of collateral. In the event of non-payment by a debtor, the advances can nearly always be recouped through the sale of the collateral.

Mortgages (advances to customers) by type of security are shown below:

In € millions	2006	2005
Residential property in the Netherlands:		
- Mortgages < 75% of foreclosure value	612	786
- Mortgages > 75% of foreclosure value	36	57
- Mortgages with National Mortgage Guarantee	110	145
Specific provision for bad debts	(1)	(2)
Total	**757**	**986**

3.4 Liquidity risk

Reaal Verzekeringen must have sufficient cash to be able to meet claims arising from its insurance portfolios. The next table presents cash flows arising from investments and derivatives (assets) and insurance technical provisions, net of reinsurance (liabilities) per maturity bucket. The figures give insight in the liquidity risk management that is being used as part of the ALM-policy. The scope of the table is REAAL's portfolio "for own account and risk" (the traditional portfolio). The unit-linked portfolio is not relevant in this context since the premiums accumulated in the investment funds are paid to the policyholders at maturity date. Savings mortgages are also not taken into account since assets and liabilities associated to this product are matched. The cash flows arising from investments depicted in the table include interest rate coupons. The cash flows arising from the technical provisions are estimated on a best-estimate basis (from European Embedded Value analysis). These cash flows do not include future profit sharing. Equity and other non-fixed income investments are not included in the scope of table.

The liquidity risk of REAAL Verzekeringen is limited, the net cash flow is positive in the next ten years.

In € millions	≤ 1 year	> 1 year ≤ 5 year	> 5 year ≤ 10 year	> 10 year ≤ 15 year	> 15 year ≤ 20 year	> 20 year
Investments						
- Designated as fair value through profit or loss	98	76	7	--	--	--
- Available for sale	332	1,512	1,012	250	72	413
- Held to maturity	90	911	831	255	258	1,659
- Loans and receivables	58	226	155	37	33	139
Derivatives	14	38	22	4	3	--
Loans and advances to customers	133	398	286	199	--	--
Total	**725**	**3,161**	**2,313**	**745**	**366**	**2,211**
Technical provisions, insurance operations life	196	1,429	1,589	1,400	1,188	5,653
Technical provisions, insurance operations non-life	192	178	38	38	30	4
Total	**388**	**1,607**	**1,627**	**1,438**	**1,218**	**5,657**
Difference in expected cash flows	**337**	**1,554**	**686**	**(693)**	**(852)**	**(3,446)**

4 Hedging and hedge accounting

SNS REAAL uses derivatives to manage market risks on an economic basis. SNS REAAL uses various hedge strategies to cover its interest rate options, market value and foreign exchange risks. To achieve this it uses instruments such as currency swaps, (foreign currency) interest rate swaps and (interest rate) options. Under IFRS, derivatives must be valued at fair value in the balance sheet and any changes in the fair value accounted for in the profit and loss account. In the event that changes in fair value of hedged risks are not accounted for through the profit and loss account, a mismatch occurs in the accounting of results, making these results more volatile. In these cases, hedge accounting is applied as much as possible to mitigate accounting mismatching and volatility. SNS REAAL makes a distinction in hedge accounting between so-called micro hedges, whereby risks on separate contracts are hedged, and the so-called macro hedges, whereby the risk of a portfolio of contracts is hedged.

In fair value hedge accounting, the developments in fair value of the hedged risk are processed through the profit and loss account. This compensates for the fair value movements of the accompanying derivatives. In cash flow hedge accounting, the movements in fair value of the derivates are accounted for in a separate reserve. This cash flow hedge reserve is released over the period in which the cash flows from the hedged risk are realised.

The notional amounts of the derivatives for hedging purposes reflect the degree to which SNS REAAL is active in the relevant markets. Derivatives held for trading are not included in this overview.

In € millions	Notional amounts				Fair value	
	Total	< 1 year	≥ 1 year ≤ 5 year	> 5 year	Positive	Negative
2006						
Interest rate contracts:						
- Swaps en FRA's	42,809	4,730	15,497	22,583	610	(267)
- Options	2,826	127	1,895	804	95	(58)
Currency contracts:						
- Swaps	3,963	736	2,789	437	99	(274)
- Forwards	550	550	--	--	30	--
Total	**50,148**	**6,143**	**20,181**	**23,824**	**834**	**(599)**

In € millions	Notional amounts				Fair value	
	Total	< 1 year	> 1 year ≤ 5 year	> 5 year	Positive	Negative
2005						
Interest rate contracts:						
- Swaps en FRA's	35,078	2,805	14,412	17,861	819	(721)
- Options	3,253	269	2,110	875	69	(41)
Currency contracts:						
- Swaps	4,025	858	2,870	296	164	(119)
- Forwards	416	416	--	--	5	--
Total	**42,772**	**4,348**	**19,392**	**19,032**	**1,057**	**(881)**

The notional amounts show the units of account that relate to the derivatives, indicating the relationship with the underlying value of the primary financial instruments. These notional amounts give no indication of the size of the cash flows and the market and credit risk attached to the transactions.

4.1 Hedging SNS Bank

SNS Bank uses interest rate swaps to manage the interest rate risk of the bank book. The policy is that the duration of the interest bearing asset is between 3 and 8. In addition, SNS Bank uses interest rate derivatives to hedge specific embedded options in mortgages. This relates to mortgages whose interest rate is capped of where movements in interest rates are transferred to clients gradually. SNS Bank also uses (foreign currency) swaps to convert non-euro funding into euro funding and to convert fixed-rate funding into floating-rate funding. SNS Bank also uses options to hedge the risks relating to hybrid savings products. Finally, SNS Bank applies interest rate swaps to hedging investment portfolio risks.

The fair value of the swaps to hedge the interest rate risk of the bank book amounted to € 185 million positive as of 31 December 2006 (2005: € 392 million negative).
Certain mortgages have specific options, which is the case with the "Plafond" (ceiling), "Stabiel" (stable) and "Rentedemper" (interest rate limiter) mortgages. The nominal value of these mortgages at the end 2006, was € 3.2 billion, € 1.3 billion and € 1.2 billion respectively. That compares to € 3.8 billion, € 1.8 billion and € 0.9 billion at the end of 2005. The SNS Bank policy is to hedge 70% to 80% of these embedded options with caps ("Plafond" mortgages) and with caps and floors ("Stabiel" and "Rentedemper" mortgages). The fair value of these derivatives amounted to € 108 million on 31 December 2006, versus € 43 million a year earlier. The (foreign currency) swaps relating to funding, had a fair value of € 116 million negative at year end (2005: € 267 million positive). The options linked to the hybrid savings products had a fair value of € 38 million (2005: € 36 million). Only a very limited number of derivatives have been allocated to the investment portfolios; they have a very small fair value (2005: € 3 million negative).

4.2 Hedge accounting SNS Bank

For the hedging activities described above, SNS Bank applies the following hedge accounting methods:

Fair value hedge accounting for bank book interest rate risk (macro hedge)
The portfolio hedged consists of fixed-rate mortgages of SNS Bank. These are mortgages that have a fixed-rate interest period of a minimum of 1 year and a maximum of 20 years. The hedging instruments are interest rate swaps entered into within the framework of management of interest rate risk in the ALM process. The risk hedged is the risk of change in the value of the portfolio as a result of movements in the market interest rates.

Fair value hedge accounting for embedded derivatives (macro hedge)
The embedded caplets adopted in the "Plafond" mortgages are the hedged item. The hedge instruments are all caplets adopted in the caps bought. The risk that is hedged is the volatility of the (fair value of the expected) interest income in the case of changes in one-month swap rates.

The "Rentedemper" mortgage contains embedded options (caps and floors). The caps and floors are built up from separate caplets and floorlets. These caplets and floorlets constitute the hedged item. The hedge instruments are caplets and floorlets incorporated in the caps and floors bought. The risk hedged is the volatility of the (fair value of the expected) interest income as a result of fluctuations in the 6-months swap rate. As a consequence of the hedge strategy chosen by SNS Bank, the reporting rules do not allow hedge accounting to be applied to the "Stabiel" mortgages

Fair value hedge accounting funding and investments (micro hedge)
SNS Bank and SNS REAAL use micro hedges to swap fixed-rate funding with interest rate swaps to floating-rate funding. If the funding is in foreign currency, foreign exchange swaps are applied. In addition to converting the foreign currency into euro and the fixed-rate into floating-rate, use is also made of derivatives to convert structured funding to floating-rate funding. In structured funding, the funding charge is tied to, for example, an equity or inflation index. Interest rate structures such as floating-rate coupons with a multiplier or a leverage factor also fall under the funding programme.

To a limited degree SNS Bank also hedges fixed-income instruments through swaping the coupon to a floating rate. Through these instruments, the interest rate and foreign exchange risks are hedged.

4.3 Hedging REAAL Verzekeringen

REAAL Verzekeringen uses foreign exchange swaps to hedge the exchange rate risk of the equity portfolio. For the most important currencies (US dollar, Pound sterling and Japanese yen) a hedge ratio of 85% is targeted, with a bandwidth between 80% and 90%. The fair value of these derivatives stands at € 15 million (2005: € 7 million negative)
REAAL Verzekeringen also uses interest rate swaps to lengthen the duration of investments. The fair value of these swaps amounted to € 68 million as of end 2006 (2005: € 175 million).
Finally, REAAL Verzekeringen applies (currency) interest rate swaps to hedge the interest rate and exchange risk of individual fixed-income investments (fair value 2006: € 50 million, 2005 € 36 million)

4.4 Hedge accounting REAAL Verzekeringen

REAAL Verzekeringen applies the following hedge accounting methods:

Fair value hedge accounting
REAAL Verzekeringen has hedged the foreign exchange risk in its equity portfolio at a macro level using foreign exchange futures contracts. These currency futures are in a fair value hedge relationship with the equities denominated in foreign currency.

Cash flow hedge accounting
REAAL Verzekeringen has lengthened the effective maturity of its investment portfolio at a macro level with the use of interest rate swaps. This achieves the effect of fixing interest income over a longer period. The risk that is hedged here is the variability of the interest rate at the moment of reinvestment. The cash flow hedge consists of a combination of a short-term buyer swap and a long-term receiver swap (end 2006: 15 pairs, end 2005: 17). At the moment of reinvestment (end of maturity of the short-term swap) the long-term swap is sold, and the proceeds are reinvested in fixed-rate assets. The characteristics of this reinvestment (maturity, coupon dates) are similar to a considerable extent to those of the sold swap.

The reinvestment calendar can be summarised as follows:

In € thousands	Notional amounts			
	Total	< 1 year	> 1 year ≤ 5 year	> 5 year
Interest rate swaps	1,370,000	175,000	805,000	390,000

As of year end 2006, a positive realised fair value and interest income of € 30 million (2005: € 13 million) had been built up in equity. This positive fair value and interest is released to the benefit of the profit and loss account at the reinvestment points indicated above, over a period that is equal to the remaining maturity of the long-term swap in question. At the end of 2006 there were no future transactions with applied hedge accounting unlikely to be consummated.

5 Fair value of financial assets and liabilities

The following table shows the fair value of the financial assets and liabilities of SNS REAAL. In a number of cases, estimates are used. The balance sheet items not included in this table do not satisfy the definition of a financial asset or liability. The total of the fair value given here below does not reflect the underlying value of SNS REAAL and should therefore not be interpreted as such.

In € millions	SNS Bank		REAAL Verzekeringen		Group activities		Eliminations		Total	
	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value
2006										
Financial assets										
Investments										
- Fair value through profit or loss, held for trading	400	400	--	--	--	--	(23)	(23)	377	377
- Fair value through profit or loss, designated	--	--	193	193	--	--	--	--	193	193
- Available for sale	1,638	1,638	4,025	4,025	198	198	--	--	5,861	5,861
- Held to maturity	--	--	2,377	2,262	--	--	--	--	2,377	2,262
- Loans and receivables	--	--	2,604	2,584	--	--	(651)	(651)	1,953	1,933
Investments for insurance contracts on behalf of policyholders	--	--	3,955	3,955	--	--	--	--	3,955	3,955
Derivatives	804	804	137	137	2	2	--	--	943	943
Loans and advances to customers	56,717	56,248	795	757	577	561	(885)	(866)	57,204	56,700
Loans and advances to credit institutions	3,608	3,607	162	162	100	100	(100)	(100)	3,770	3,769
Other assets	436	436	400	400	39	39	(217)	(217)	658	658
Cash and cash equivalents	687	687	698	698	415	415	(840)	(840)	960	960
Total financial assets	**64,290**	**63,820**	**15,346**	**15,173**	**1,331**	**1,315**	**(2,716)**	**(2,697)**	**78,251**	**77,611**
Financial liabilities										
Participation certificates and subordinated debts	1,580	1,448	139	120	316	299	(222)	(203)	1,813	1,664
Debt certificates	31,128	30,841	--	--	421	418	--	--	31,549	31,259
Derivatives	682	682	4	4	6	6	--	--	692	692
Savings	13,343	13,678	--	--	--	--	--	--	13,343	13,678
Other debts to customers	6,581	7,019	417	402	609	611	(1,553)	(1,553)	6,054	6,479
Debt to credit institutions	7,337	7,299	663	663	246	246	(674)	(674)	7,572	7,534
Other liabilities	1,190	1,190	608	608	69	69	(267)	(267)	1,600	1,600
Total financial liabilities	**61,841**	**62,157**	**1,831**	**1,797**	**1,667**	**1,649**	**(2,716)**	**(2,697)**	**62,623**	**62,906**
2005										
Financial assets										
Investments										
- Fair value through profit or loss, held for trading	151	151	--	--	--	--	--	--	151	151
- Fair value through profit or loss, designated	--	--	175	175	--	--	--	--	175	175
- Available for sale	1,490	1,490	3,980	3,980	117	117	--	--	5,587	5,587
- Held to maturity	--	--	2,307	2,052	--	--	--	--	2,307	2,052
- Loans and receivables	--	--	2,599	2,555	--	--	(567)	(567)	2,032	1,988
Investments for insurance contracts on behalf of policyholders	--	--	3,426	3,426	--	--	--	--	3,426	3,426
Derivatives	915	915	237	237	22	22	--	--	1,174	1,174
Loans and advances to customers	46,299	45,225	1,076	986	656	628	(723)	(696)	47,308	46,143
Loans and advances to credit institutions	4,119	4,118	89	89	--	--	--	--	4,208	4,207
Other assets	299	299	37	37	14	14	(43)	(43)	307	307
Cash and cash equivalents	597	597	584	584	301	301	(406)	(406)	1,076	1,076
Total financial assets	**53,870**	**52,795**	**14,510**	**14,121**	**1,110**	**1,082**	**(1,739)**	**(1,712)**	**67,751**	**66,286**

In € millions	SNS Bank		REAAL Verzekeringen		Group activities		Eliminations		Total	
	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value
Financial liabilities										
Participation certificates and subordinated debts	1,309	1,150	154	127	446	419	(107)	(80)	1,802	1,616
Debt certificates	25,891	25,465	--	--	192	189	--	--	26,083	25,654
Derivatives	939	939	33	33	4	4	--	--	976	976
Savings	12,167	12,333	--	--	--	--	--	--	12,167	12,333
Other amounts due to customers	7,316	7,494	385	369	528	527	(1,312)	(1,312)	6,917	7,078
Amounts due to credit institutions	3,178	3,103	425	425	108	108	(217)	(217)	3,494	3,419
Other liabilities	1,032	1,032	394	394	55	55	(103)	(103)	1,378	1,378
Total financial liabilities	**51,832**	**51,516**	**1,391**	**1,348**	**1,333**	**1,302**	**(1,739)**	**(1,712)**	**52,817**	**52,454**

The fair values represent the value of the financial instruments on the balance sheet date on a real economic basis, i.e. as in a transaction between well informed and willing parties ('at arm's length'). The fair value of financial assets and liabilities is based on market prices, insofar as these are available. If the market prices are not available, various techniques have been developed in order to arrive at an approximation. These techniques are subjective and use various assumptions based on the discount rate and the timing and size of expected future cash flows. Changes in these assumptions can significantly influence the estimated fair value. One possible consequence is that the fair values shown may not represent a good approximation of the direct sale value. In addition, calculation of the estimated fair value based on market circumstances at a certain moment is possibly a poor way of approximating future fair value.
For financial assets and liabilities valued at amortised cost, the fair value is shown excluding accumulated interest. The accumulated interest from these investments is shown in the column other assets.
The following methods and assumptions are used to determine the fair value of financial instruments.

Financial assets

Investments
The fair value of equities and convertible bonds is based on stock market prices. The fair value of interest-bearing debt paper, excluding mortgage loans, is also based on stock market prices or – in the event that stock exchange prices do not provide a realistic fair value – on the cash value of expected future cash flows. These cash values are based on the prevailing market interest rate, taking into consideration the liquidity, creditworthiness and maturity of the relevant investment.

Derivatives
The fair value of non-publicly traded derivatives depends on the type of instrument and is based on a discounted cash flow model or an option valuation model.

Loans and advances to customers
The fair value of mortgage loans is estimated by determining the cash value of the expected future cash flows, making use of the interest rate used for similar loans that were extended at that time, and taking into consideration the effect of future early redemptions. Changes in the credit rating of loans and advances are not taken into consideration in determining the fair value, as the effect of the credit risk is accounted for separately by deducting the provision bad debts from both book value and the fair value.

The fair value of other loans and advances to customers is estimated on the basis of cash value of future cash flows, making use of the interest rate currently prevailing for credits with similar conditions and credit risks.

Other assets
The book value of the other assets is considered to be a reasonable approximation of fair value.

Cash and cash equivalents
The book value of the liquid assets is considered to be a reasonable approximation of fair value.

Financial liabilities

Participation certificates and subordinated debts
The fair value of the share certificates and subordinated debts is estimated on the basis of the cash value of the cash flows, making use of the prevailing interest rate for similar instruments.

Debt certificates
The fair value of debt certificates is estimated on the basis of cash value of the cash flows, making use of the prevailing interest rate for similar instruments.

Other amounts due to customers and credit institutions
The book value of the demand deposits and deposits without specific maturities are considered a reasonable approximation of fair value. The fair value of deposits with specified maturities are estimated on the basis of the expected cash value of future cash flows, using the interest rate currently applicable to deposits with a similar remaining life.

The fair value of amount due to banks is estimated on the basis of the cash value of the future cash flows, using the interest rate currently applicable to amount due to banks with similar conditions.

Other liabilities
The book value of the other commitments is considered to present a reasonable approximation of fair value.

Interest rate
The interest rate used in determining fair value is based on market yield curves on the balance sheet date.

6 Legal solvency requirements

SNS REAAL
The capital management policy is focused on optimising the capital structure in line with SNS REAAL's strategic goals. Each year the commercial goals for the coming three years are translated into a capital plan. The capital plan shows how SNS REAAL translates its need for capital in such a way as to satisfy the internal and external solvency requirements. Those requirements are set by:
- De Nederlandsche Bank
- European legislation
- The rating agencies
- Internal requirements regarding SNS REAAL's capitalisation.

In 2006, SNS Bank (including SNS Property Finance) maintained a minimum BIS ratio of 11%, a Tier 1-ratio of 8% minimum and a Core Cpital-ratio of at least 6%. For the life insurance business, REAAL Verzekeringen maintains as internal standard 150% of the DNB standard, and for the non-life business 200% of the DNB-standard.

Double leverage SNS REAAL
SNS REAAL applies a 115% ceiling for its double leverage. The standard limits the degree to which debt raised by the group can be past on to subsidiaries as shareholders' equity. At year end 2006, this ratio slightly increased to 107.8% (2005: 105.3%).

58 Double leverage SNS REAAL



%
130
125
120
115
110
105
100
95
2002
2003
2004
2005
2006
Double leverage SNS REAAL

SNS Bank

The required capital for banking activities, in accordance with DNB requirements, amounts to 8% of the risk-weighted assets, the off balance sheet items and the market value of the trading portfolio (the so-called BIS standard). As of end 2006, the required capital amounted to € 2,276 million (2005: € 1,614 million).

In € millions	2006	2005
Core capital (Tier 1)	2,336	1,753
Supplementary capital (Tier 2)	854	652
Deductable items (participating interest)	--	(4)
Qualifying capital (excluding Tier 3)	**3,190**	**2,401**
Risk-weighted assets	28,454	20,175

In percentage terms	2006	2005	Internal standard
Tier 1-ratio	8.2%	8.7%	> 8%
BIS-ratio	11.2%	11.9%	>11%
Core capital-ratio	7.4%	6.9%	> 6%

REAAL Verzekeringen

European guidelines require that insurance companies domiciled in a European Union member state adhere to minimum solvency requirements. As of 31 December 2006 the solvency ratio for life amounted to 236% (2005: 233%) and for non-life 279% (2005: 275%).

In percentage terms	2006	2005	Internal standard
EU-standard life	236%	233%	>150%
EU-standard non-life	279%	275%	>200%

Notes to the consolidated balance sheet

Assets

1 Goodwill and other intangible fixed assets

In € millions	Bank		Insurance		Total	
	2006	2005	2006	2005	2006	2005
Goodwill	197	--	4	--	201	--
Software	10	12	10	8	20	20
Capitalised acquisition costs related to insurance activities	--	--	538	421	538	421
Value of Business Acquired (VOBA)	--	--	112	118	112	118
Other intangible fixed assets	7	--	5	--	12	--
Total	**214**	**12**	**669**	**547**	**883**	**559**

In € millions	Goodwill		Software		Capitalised acquisition costs		VOBA		Other intangible fixed assets		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Accumulated acquisition costs	201	--	50	41	768	568	123	123	12	--	1,154	732
Accumulated amortisation and impairments	--	--	(30)	(21)	(230)	(147)	(11)	(5)	--	--	(271)	(173)
Balance as at 31 December	**201**	**--**	**20**	**20**	**538**	**421**	**112**	**118**	**12**	**--**	**883**	**559**
Balance as at 1 January	--	--	20	15	421	233	118	121	--	--	559	369
Implementation of IFRS 4	--	--	--	--	--	47	--	--	--	--	--	47
Acquisitions	201	--	--	--	--	--	--	--	12	--	213	--
Investments	--	--	11	14	200	189	--	--	--	--	211	203
Divestments	--	--	(1)	--	--	--	--	--	--	--	(1)	--
Amortisation	--	--	(9)	(9)	(83)	(48)	(6)	(3)	--	--	(98)	(60)
Impairments	--	--	(1)	--	--	--	--	--	--	--	(1)	--
Balance as at 31 December	**201**	**--**	**20**	**20**	**538**	**421**	**112**	**118**	**12**	**--**	**883**	**559**

The amortisation of software has been included in the income statement under the line depreciation and amortisation of tangible and intangible fixed assets.

Acquisition costs have been capitalised since 2004. The cumulative effect over the years before has not been accounted for, as this was not practicable. The amortisation of capitalised acquisition costs has been included in the income statement under the lines acquisition costs, staff costs and other operating expenses.

The amortisation of VOBA has been taken to the income statement under the line technical expenses on insurance contracts.

As a result of the acquisition of Bouwfonds Property Finance, SNS REAAL has accounted for customer relations and as a result of the acquisition of Route Mobiel for customer relations and the brand name as a new intangible fixed assets, these are included as other intangible fixed assets. The amortisation of these intangible fixed assets is accounted for in the income statement under depreciation and amortisation of tangible and intangible fixed assets.
Any impairments of goodwill and other intangible fixed assets are accounted for in the income statement under value adjustments to financial instruments and other assets.

2 Tangible fixed assets

In € millions	Bank		Insurance		Eliminations		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
Land and buildings in own use	88	91	35	32	76	73	199	196
IT equipment	23	24	12	11	--	--	35	35
Other tangible fixed assets	52	38	34	33	--	--	86	71
Total	**163**	**153**	**81**	**76**	**76**	**73**	**320**	**302**

	Land and buildings		IT equipment		Other assets		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
Accumulated acquisition costs	164	169	123	113	186	161	473	443
Accumulated revaluations	65	54	--	--	--	--	65	54
Accumulated depreciation and impairment	(30)	(27)	(88)	(78)	(100)	(90)	(218)	(195)
Balance as at 31 December	**199**	**196**	**35**	**35**	**86**	**71**	**320**	**302**
Balance as at 1 January	196	194	35	34	71	72	302	300
Revaluations	12	4	--	--	--	--	12	4
Acquisitions	--	6	--	--	1	--	1	6
Investments	--	1	21	23	33	20	54	44
Divestments	(6)	(7)	(1)	(9)	(3)	(7)	(10)	(23)
Depreciation	(3)	(2)	(17)	(13)	(16)	(14)	(36)	(29)
Impairments	--	--	(3)	--	--	--	(3)	--
Balance as at 31 December	**199**	**196**	**35**	**35**	**86**	**71**	**320**	**302**

The book value of land and buildings in own use based on historical cost price is € 134 million (2005: € 142 million).

A number of investment properties owned by the insurer are used by other group companies and have been reclassified in the consolidated figures from investment property to land and buildings in own use for an amount of € 76 million (2005: € 73 million).

Rental income

Included in land and buildings are 5 properties that are partly rented out. The future rental income based on the operational lease contracts of these properties stood as follows as of 31 December:

	2006
< 1 year	2
> 1 year ≤ 5 years	6
> 5 years	1
Total future minimum rental income based on irrevocable operational leases	**9**

The depreciation has been included in the income statement under the section depreciation and amortisation on tangible and intangible fixed assets. A book profit on disposals of € 2 million was realised on divestments in 2006. This has been correspondingly debited in the item depreciation and amortisation of tangible and intangible fixed assets in the income statement.

Any impairment of tangible fixed assets is recognised in the income statement under value adjustments to financial instruments and other assets.
The impairment of € 3 million relates to IT equipment for which a claim settlement of € 3 million was received; this settlement includes compensation for additional costs. The impairment and claim settlement are balanced in the income statement in the item value adjustments to financial instruments and other assets.

Valuation of land and buildings in own use

The land and buildings in own use are valued by an external surveyor once every three years. In 2004, with the introduction of IFRS accounting principles, the whole portfolio was revalued.

The table below shows the balance sheet value of the assessed land and building in totals. The final column shows the balance sheet value of the assessed land and buildings in relation to the land and buildings in own use.

	Bank	Insurance	Group activities	Total	In percentage terms
2006	32	32	65	129	65%
2005	20	--	42	62	32%
2004	97	28	69	194	100%

3 Investments in associates

In € millions	Bank		Insurance		Group acivities		Eliminations		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Total book value	34	2	69	77	39	50	(3)	(3)	139	126
Total market value	34	2	62	77	39	50	(3)	(3)	132	126

Movements in investments in associates can be specified as follows:

In € millions	2006	2005
Balance as at 1 January	126	51
Purchases and expansions	1	29
Disposals and divestments	(7)	(8)
Acquisitions	37	--
Reclassifications	(12)	39
Share in the result of associates	5	9
Direct changes in equity	--	6
Revaluations	(3)	2
Other movements	(8)	(2)
Balance as at 31 December	**139**	**126**

Overview of the most significant investments in associates of SNS REAAL

	Country	Interest	Share in shareholders' equity		Share in the result		Assets		Liabilities		Income	
			2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Significant investments in associates:												
Ducatus N.V.	NL	30%	67	75	3	2	227	233	7	6	6	24
LaSer-Lafayette Services Nederland B.V.	NL	40%	22	20	2	2	672	753	623	704	62	62
Parnassus Participatiefonds B.V.	NL	38%	5	8	--	(1)	14	19	--	--	--	--
Masterfleet N.V.	NL	40%	6	5	--	--	124	117	111	104	56	53
ProCom Desarrollos Urbanos SA	ES	20%	2	--	--	--	415	--	405	--	(2)	--
Project 2 Holding N.V.	BE	17%	5	--	--	--	51	--	24	--	(2)	--
Tarpon Point Associates LLC	US	10%	2	--	--	--	167	--	141	--	--	--
Überseequartier Betelingungs GmbH	DE	43%	13	--	--	--	30	--	--	--	--	--
Other	Divers	20-49%	17	18	--	6	364	1,253	227	1,105	47	503
Total			**139**	**126**	**5**	**9**	**2,064**	**2,375**	**1,538**	**1,919**	**167**	**642**

A total of € 965 million (2005: € 235 million) of loans was granted to the associated companies. These loans are included under loans and advances to customers.

Overview of the most important SNS REAAL joint ventures

	Country	Interest	Share in shareholders' equity	Share of result	Current assets	Fixed assets	Current liabilities	Long-term liabilities	Income	Expenses
Joint ventures:										
Zom Riveroaks LP	US	50%	1	--	4	--	--	--	--	--
Astro Tower NV	BE	50%	1	--	--	3	1	--	--	--
IMCA/BFP Holding BV	NL	50%	(1)	--	--	--	--	--	1	1
VOF AM BPF	NL	50%	(1)	--	--	17	19	--	--	1
Other	Divers	50%	--	--	48	56	85	9	8	8
Total			**--**	**--**	**52**	**76**	**105**	**9**	**9**	**10**

A total of € 324 million in loans has been granted to joint-ventures. These have been included under loans and advances to customers. As of end 2006, the total investment commitments of the joint ventures amounted to € 35 million and the total contingent liabilities to € 3 million.

4 Investment property

In € millions	Bank		Insurance		Eliminations		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
Land and buildings used by third parties	6	1	205	201	(76)	(73)	135	129

Property rented out by the insurer to other group companies is recognised as investment property by the insurer. In 2006 this amounted to: € 76 million (2005: € 73 million). At group level this investment property is included in the tangible fixed assets under the item Land and buildings in own use and therefore eliminated from the investment property.

The movement of investment property can be detailed as follows:

	2006	2005
Balance as at 1 January	129	125
Investments	--	--
Divestments	(3)	(2)
Acquisitions	5	--
Revaluations	4	6
Balance as at 31 December	**135**	**129**

5 Investments

In € millions	Fair value through profit and loss				Available for sale		Held to maturity		Loans and receivables		Total	
	Held for trading		Designated									
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Bank	400	151	--	--	1,638	1,490	--	--	--	--	2,038	1,641
Insurance	--	--	193	175	4,025	3,980	2,262	2,052	2,584	2,555	9,064	8,762
Group activities	--	--	--	--	198	117	--	--	--	--	198	117
Eliminations	(23)	--	--	--	--	--	--	--	(651)	(567)	(674)	(567)
Total	**377**	**151**	**193**	**175**	**5,861**	**5,587**	**2,262**	**2,052**	**1,933**	**1,988**	**10,626**	**9,953**

	Fair value through profit and loss		Available for sale	Held to maturity	Loans and receivables	Total
	Held for trading	Designated				
			2006			
Movements of investments						
Balance as at 1 January	151	175	5,587	2,052	2,007	9,972
Reclassifications	--	--	(6)	--	19	13
Purchases and advances	--	55	4,835	200	101	5,191
Acquisitions	--	--	--	--	7	7
Disposals and redemptions	--	(39)	(4,568)	--	(282)	(4,889)
Revaluations	--	2	39	--	--	41
Impairments	--	--	--	--	--	--
Amortisation and interest accrual	--	--	(27)	10	96	79
Change in investments held for trading	226	--	--	--	--	226
Other	--	--	1	--	(6)	(5)
Balance as at 31 December	**377**	**193**	**5,861**	**2,262**	**1,942**	**10,635**
Movement in provisions for investments						
Balance as at 1 January	--	--	--	--	19	19
Usage	--	--	--	--	(10)	(10)
Balance as at 31 December	--	--	--	--	**9**	**9**
Total investments	**377**	**193**	**5,861**	**2,262**	**1,933**	**10,626**
			2005			
Movements of investments						
Balance as at 1 January	10	123	4,770	1,932	2,280	9,115
Implementation of IAS 32/39	--	--	107	--	15	122
Reclassifications	--	--	(39)	--	--	(39)
Purchases and advances	--	59	5,042	111	64	5,276
Acquisitions	--	--	314	--	2	316
Disposals and redemptions	--	--	(4,682)	--	(449)	(5,131)
Revaluations	--	--	73	--	--	73
Impairments	--	(7)	--	--	(5)	(12)
Amortisation and interest accrual	--	--	--	9	99	108
Change in investments held for trading	141	--	--	--	--	141
Other	--	--	2	--	1	3
Total at year end	**151**	**175**	**5,587**	**2,052**	**2,007**	**9,972**
Movements in provisions for investments						
Balance as at 1 January	--	--	--	--	22	22
Acquisitions	--	--	--	--	2	2
Usage	--	--	--	--	(5)	(5)
Total as at 31 December	--	--	--	--	**19**	**19**
Total investments	**151**	**175**	**5,587**	**2,052**	**1,988**	**9,953**

	Bank		Eliminations		Total	
	2006	2005	2006	2005	2006	2005
Fair value through profit and loss: held for trading						
Shares and similar investments:						
- Listed	46	33	--	--	46	33
- Unlisted	1	--	--	--	1	--
Bonds and fixed-income securities:						
- Listed	350	118	(23)	--	327	118
- Unlisted	3	--	--	--	3	--
Total	**400**	**151**	**(23)**	**--**	**377**	**151**

	Insurance		Total	
	2006	2005	2006	2005
Fair value through profit and loss: designated				
Bonds and fixed-income securities:				
- Listed	19	46	19	46
- Unlisted	121	129	121	129
Shares and similar investments:				
- Unlisted	53	--	53	--
Total	**193**	**175**	**193**	**175**

	Bank		Insurance		Group activities		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
Available for sale								
Shares and similar investments:								
- Listed	19	15	1,193	994	190	117	1,402	1,126
- Unlisted	--	--	123	124	8	--	131	124
Bonds and fixed-income securities:								
- Listed	1,619	1,475	2,686	2,851	--	--	4,305	4,326
- Unlisted	--	--	23	11	--	--	23	11
Total	**1,638**	**1,490**	**4,025**	**3,980**	**198**	**117**	**5,861**	**5,587**

The revaluation of the investments available for sale can be detailed as follows:

	Bank	Insurance	Group activities	Total	Total 2005
	2006				
Shares and similar investments:					
(Amortised) cost price	16	1,070	174	1,260	1,084
Unrealised gains	3	246	24	273	167
Bonds and fixed-income securities:					
(Amortised) cost price	1,603	2,796	--	4,399	4,251
Unrealised gains	16	(87)	--	(71)	85
Total	**1,638**	**4,025**	**198**	**5,861**	**5,587**

	Insurance		Eliminations		Total	
	2006	2005	2006	2005	2006	2005
Held to maturity						
Bonds and fixed-income securities						
- Listed	2,262	2,052	--	--	2,262	2,052
Total	**2,262**	**2,052**	--	--	**2,262**	**2,052**
Loans and receivables						
Private loans linked to savings mortgages	2,254	2,192	(609)	(525)	1,645	1,667
Private loans	339	382	(42)	(42)	297	340
	2,593	**2,574**	**(651)**	**(567)**	**1,942**	**2,007**
Provision for bad debts	9	19	--	--	9	19
Total	**2,584**	**2,555**	**(651)**	**(567)**	**1,933**	**1,988**

6 Investments for insurance contracts on behalf of policyholders

Investments for insurance contracts on behalf of policyholders include separate deposits for the account and risk of policyholders, investments for unit-linked insurances and separate investments for large group pension contracts.

In € millions	2006	2005
Shares and similar investments:		
- Listed	3,102	2,643
- Unlisted	13	24
Bonds and fixed-income securities:		
- Listed	425	373
- Unlisted	415	386
Total	**3,955**	**3,426**
Balance as at 1 January	3,426	2,798
Purchases and advances	965	602
Acquisitions	--	256
Disposals and redemptions	(600)	(588)
Reclassifications	(7)	--
Revaluations	174	353
Other movements	(3)	5
Balance as at 31 December	**3,955**	**3,426**

7 Derivatives

Derivatives are financial instruments whose value depends on one or more underlying primary financial instruments. Derivatives contain rights and obligations whereby one or more of the financial risks attendant on underlying primary financial instruments are exchanged between parties. As a result of which the transactions do not lead to the transfer of the underlying primary financial instrument and neither does transfer have to take place when the agreement expires. Most derivatives are kept to hedge against unwanted market risks. This is explained in paragraph 4 of the chapter Risk management. The derivatives are unlisted.

In € millions	Positive fair value		Negative fair value		Balance	
	2006	2005	2006	2005	2006	2005
Summary of derivatives						
Derivatives held for cash flow hedging	72	208	4	33	68	175
Derivatives held for fair value hedging	668	707	522	766	146	(59)
Derivatives held in the context of asset and liability management that do not qualify for hedge accounting	94	142	73	82	21	60
Derivatives held for trading	109	117	93	95	16	22
Total	**943**	**1,174**	**692**	**976**	**251**	**198**

	2006	2005
Movements in derivatives		
Balance as at 1 January	198	61
Implementation of IAS 32/39	--	(173)
Reclassification implementation of IAS 32/39	--	(370)
Purchases	(15)	120
Disposals	136	53
Revaluations	137	245
Exchange rate movements	(188)	265
Other	(17)	(3)
Balance as at 31 December	**251**	**198**

8 Deferred tax assets and liabilities

In € millions	Bank		Insurance		Group activities		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
Source of deferred tax assets								
Investment property	--	--	--	--	--	1	--	1
Investments	5	--	6	8	--	--	11	8
Derivatives	--	16	--	--	1	--	1	16
Loans and advances to customers	15	--	--	--	--	--	15	--
Subordinated debt	--	4	--	--	--	1	--	5
Debt certificates	--	33	--	--	--	5	--	38
Technical provisions, insurance operations	--	--	3	10	--	--	3	10
Interest rate rebates	--	--	4	5	--	--	4	5
Provision for employee benefits	3	3	4	3	5	8	12	14
Reorganisation provision	3	4	1	2	--	--	4	6
Other provisions	5	3	1	--	--	--	6	3
Amounts due to credit institutions	1	--	--	--	--	--	1	--
Other amounts due to customers	2	18	--	--	--	--	2	18
Tax-deductible losses	2	2	1	--	1	2	4	4
Other	3	2	--	2	--	--	3	4
Net tax assets	**39**	**85**	**20**	**30**	**7**	**17**	**66**	**132**

In € millions	Bank		Insurance		Group activities		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
Source of deferred tax liabilities								
Goodwill and other intangible fixed assets	1	--	22	19	--	--	23	19
Value of Business Acquired	--	--	14	17	--	--	14	17
Investment property	3	2	39	42	--	--	42	44
Investments	--	16	41	63	--	--	41	79
Derivatives	79	--	23	51	--	6	102	57
Subordinated debt	2	--	--	--	--	--	2	--
Debt certificates	5	--	--	--	--	--	5	--
Loans and advances to customers	7	101	--	--	--	--	7	101
Other provisions	--	--	4	--	--	--	4	--
Other	--	--	3	7	--	--	3	7
Net tax liabilities	**97**	**119**	**146**	**199**	**--**	**6**	**243**	**324**

The tax-deductible losses for which a deferred tax receivable has been recognised can be specified as follows:

	2006	2005
Total tax-deductible losses	16	14
Deferred tax assets calculated on tax-deductible losses	4	4
Average tax rate	25.5%	29.6%

9 Loans and advances to customers

Loans and advances to customers can be broken down as follows:

In € millions	Bank		Insurance		Group activities		Eliminations		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Mortgages	44,930	42,558	757	986	--	--	--	--	45,687	43,544
Property finance:										
- Project finance	3,204	--	--	--	--	--	--	--	3,204	--
- Investment finance	4,887	--	--	--	--	--	--	--	4,887	--
- Financial leases	718	--	--	--	--	--	--	--	718	--
Other	2,509	2,667	--	--	561	628	(866)	(696)	2,204	2,599
Total	**56,248**	**45,225**	**757**	**986**	**561**	**628**	**(866)**	**(696)**	**56,700**	**46,143**

The other loans and advances to customers relate to consumer credit and business credit, the latter including property finance included in the Retail Banking segment.

The breakdown in loans and advances to customers can be specified as follows:

	Gross amount		Provision		Net amount	
	2006	2005	2006	2005	2006	2005
Mortgages	45,747	43,589	(60)	(45)	45,687	43,544
Property finance:						
- Project finance	3,245	--	(41)	--	3,204	--
- Investment finance	4,893	--	(6)	--	4,887	--
- Financial Leases	722	--	(4)	--	718	--
Other	2,308	2,727	(104)	(128)	2,204	2,599
Total	**56,915**	**46,316**	**(215)**	**(173)**	**56,700**	**46,143**

The Property finance segment includes, as of 2006, all the activities of SNS Property Finance. Property finance loans and advances of the Retail Bank will be transferred to the Property finance segment in 2007. Of the loans secured by mortgages, € 1,956 million has been provided as collateral to third parties. These were transacted according to normal market conditions.The Property finance loans include € 8,554 million with mortgage security.

SNS REAAL recognizes financial lease assets in the balance sheet as advances, the amount of which is equal to the net investment in the lease.

The movements in loans and advances to customers breaks down as follows:

	Mortgages		Property finance		Other		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
Balance as at 1 January	43,589	39,973	--	--	2,727	2,765	46,316	42,738
Implementation of IAS 32 and 39	--	461	--	--	--	(1)	--	460
Acquisitions	--	--	8,474	--	--	--	8,474	--
Divestments of businesses	--	--	--	--	--	(37)	--	(37)
Reclassifications	155	47	--	--	(155)	--	--	47
Advances	9,174	9,122	783	--	250	365	10,207	9,487
Redemptions	(6,773)	(5,931)	(299)	--	(157)	(245)	(7,229)	(6,176)
Change in fair value as a result of hedge accounting	(394)	(91)	--	--	--	--	(394)	(91)
Exchange rate differences	--	--	(43)	--	--	--	(43)	--
Movement in current accounts	--	--	--	--	(328)	(120)	(328)	(120)
Other changes	(4)	8	(55)	--	(29)	--	(88)	8
Balance as at 31 December	**45,747**	**43,589**	**8,860**	--	**2,308**	**2,727**	**56,915**	**46,316**

SNS REAAL has securitised a part of the mortgage loans. With these securitisation transactions the beneficial ownership of mortgage loans is transferred to separate companies. These loans are transferred at nominal value plus a deferred selling price. A positive result within the separate companies creates a positive value for the deferred selling price. SNS REAAL retains an economic interest in the companies in this context, and has consolidated these companies in its consolidated financial statements. The remaining principal of the securitised portfolio amounted to € 11,245 million as at year end 2006 (2005: € 7,585 million). Further information on securitisation transactions is provided under debt certificates.

SNS REAAL has also structured synthetic securitisation in the form of credit guarantees, whereby the credit risk protection has been bought for a mortgage portfolio with a remaining principal of € 595 million as at year end 2006 (2005: € 731 million).
The movements in provision for bad debts of the loans and advances can be specified as follows.

	Mortgages		Property finance		Other		Total	
	Specific	IBNR	Specific	IBNR	Specific	IBNR	2006	2005
Balance as at 1 January	41	4	--	--	101	27	173	187
Implementation of IAS 32 and 39	--	--	--	--	--	--	--	18
Acquisitions	--	--	43	5	--	--	48	--
Divestments of businesses	--	--	--	--	--	--	--	(37)
Usage	(27)	--	--	--	(16)	--	(43)	(50)
Additions	52	1	3	--	39	--	95	82
Releases	(15)	--	(2)	--	(33)	(10)	(60)	(27)
Reclassification	4	--	--	--	(4)	--	--	--
Other changes	--	--	2	--	--	--	2	--
Balance as at 31 December	**55**	**5**	**46**	**5**	**87**	**17**	**215**	**173**

10 Loans and advances to credit institutions

These relate to loans and advances to banks, insofar as not in the form of interest-bearing securities, with a remaining maturity longer than three months.

11 Corporate tax

This relates to advances and amounts due concering corporate tax. The corporate tax item also includes dividends withholding tax, which is settled through the corporate tax return.

12 Other assets

In € millions	2006	2005
Amounts due from direct insurance:		
- Policyholders	43	(60)
- Intermediaries	47	27
- Reinsurers	3	3
Other taxes	2	3
Other advances	216	38
Accrued assets		
- Accrued interest	308	252
- Other accrued assets	39	44
Total	**658**	**307**

13 Cash and cash equivalents

Cash and cash equivalents include demand deposits at De Nederlandsche Bank, amounts held by REAAL Verzekeringen at other banks and advances from SNS Bank to credit institutions with a remaining maturity of less than three months.

The cash and cash equivalents break down as follows:

In € millions	2006	2005
Deposits at De Nederlandsche Bank	458	383
Short term bank balances	430	615
Cash	72	78
Total	**960**	**1.076**

Equity and Liabilities

14 Equity attributable to shareholders

In € millions	2006	2005
Equity attributable to shareholders	3,200	2,528

For further information on equity see the consolidated statement of changes in equity.

15 Participation certificates and subordinated debts

In € millions	2006	2005
Participation certificates	298	298
Subordinated debts	1,366	1,318
Total	**1,664**	**1,616**

Participation certificates
This item includes participation certificates issued by SNS Bank to third parties. The certificates have an open-ended term, with SNS Bank maintaining the right to early redemption in full after 10 years, provided permission is given by De Nederlandsche Bank. Dividend in the form of a coupon rate is fixed for a period of 10 years and equal to the CBS return on 9-10 year Government bonds with a surcharge (CBS: Central Bureau of Statistics).

	2006	2005
Subordinated debts		
Bond loans	1,200	1,138
Private loans	126	133
	1,326	1,271
Final bonus account	40	47
Total	**1,366**	**1,318**

			Balance sheet value	Nominal value	Balance sheet value	Nominal value
			2006		2005	
Bond loans						
SNS REAAL	7.250%	1996-2006	--	--	114	114
SNS Bank	6.250%	1997-2009	135	136	137	136
SNS Bank	5.125%	1999-2011	117	122	115	116
SNS Bank	4.000%	1999-2019	5	5	5	5
SNS Bank	Variable	2001-2011	--	--	80	81
SNS Bank	7.625%	Perpetual	80	81	80	80
SNS Bank	5.750%	Perpetual	197	200	199	200
SNS Bank	Variable	2003-2013	107	107	110	110
SNS REAAL	Variable	2005-2012	176	200	198	200
SNS Bank	Variable	2005-2015	100	100	100	100
SNS Bank	5.500%	2006-2016	44	45	--	--
SNS Bank	6.750%	2006-2016	119	120	--	--
SNS Bank	Variable	2006-2016	120	120	--	--
Total			**1,200**	**1,236**	**1,138**	**1,142**

Bond loans
The two perpetually subordinated bond loans mentioned above have a term that is open-ended principle. However, both loans have an option for early redemption after 10 years, when the new interest rate will be set. At that time, the bonds can also be redeemed.

Private loans
The private loans have been granted by SNS Bank and form part of the regulatory capital used in determining the solvency position of the bank by De Nederlandsche Bank. The average contractual yield was 6.4% in 2006 (2005: 6.3%).

Final bonus account
The final bonus account commitments were entered into by REAAL Verzekeringen N.V. and form part of the qualifying capital in assessing the solvency position of REAAL Verzekeringen N.V. by De Nederlandsche Bank.
The final bonus account is largely of a long-term nature.

16 Debt certificates

Debt certificates refer to bonds and other debt certificates with a fixed or variable interest rate insofar as not subordinated.

The debt certificates have an average contractual interest rate of 3.6%. (2005: 3.1%).

SNS REAAL has securitised a part of the mortgage loans. With these securitisation transactions the beneficial ownership of mortgage loans is transferred to separate companies. These loans are transferred at nominal value plus a deferred selling price. A positive result within the separate companies creates a positive value for the deferred selling price. SNS REAAL retains an economic interest in the companies in this context, and has consolidated these companies in its consolidated financial statements.

The securitisation transactions with effect from 2001 have what is called a 'call + step-up' structure. This means that after a specific call date, the company will have the right to redeem the bonds prematurely. Additionally, at this specific date, the coupon on the bonds will be subject to a rise in interest rate (step-up). Under normal market conditions, this will create a commercial incentive to early redeem the bonds. An overview of the securitisation programme is provided below:

In € millions	Initial principal	Date of securiti-sation	Principal 31 December 2006	Principal 31 December 2005	First call-option date	Contractual date of expiry
As at 31 December 2006 the following issues were outstanding:						
Hermes I	437	Nov 1999	81	130	n.a.	Jul 2009
Hermes II	665	Nov 2000	183	237	n.a.	Apr 2012
Hermes III	900	Jun 2001	242	329	18 Jul 2009	Jun 2033
Hermes IV	800	Nov 2001	233	305	18 Jul 2009	Oct 2033
Hermes V	1,100	Nov 2002	406	561	18 Jan 2011	Oct 2034
Hermes VI	1,250	May 2003	509	701	18 Nov 2009	May 2035
Hermes VII	1,250	Sep 2003	860	1,172	18 Feb 2010	Feb 2039
Hermes VIII	1,250	May 2004	1,041	1,209	18 Nov 2013	May 2038
Hermes IX	1,500	May 2005	1,500	1,460	18 Feb 2014	Feb 2039
Hermes X	1,500	Sep 2005	1,500	1,481	18 Mar 2015	Sep 2039
Hermes XI	1,500	Feb 2006	1,500	--	18 Sep 2015	Sep 2040
Hermes XII	2,200	Oct 2006	2,176	--	18 Mar 2016	Dec 2038
PEARL I	1,014	Sep 2006	1,014	--	18 Sep 2026	Sep 2047
Total	**15,366**		**11,245**	**7,585**		

A subordinated loan is provided by SNS REAAL to Pearl I with a principal outstanding amount of € 14 million and a loan with a principal outstanding amount of € 10 million to Hermes XII. In 2005, a subordinated loan was provided to Hermes I with a principal outstanding amount of € 4 million. In transactions involving the securitisation of endowment mortgages, REAAL Verzekeringen has a (sub)participation equal to the accrued savings. At the end of 2006 this participation amounted to € 121 million (2005: € 85 million).

17 Technical provisions, insurance operations

In € millions	Gross		Reinsurance	
	2006	2005	2006	2005
Provision for life insurance obligations (a)	8,826	8,615	187	196
Unamortised interest rate rebates (b)	(130)	(132)	--	--
Provision for profit sharing and rebates (c)	7	9	--	--
Life, for insurance contracts own risk and account	**8,703**	**8,492**	**187**	**196**
Provision for life insurance obligations (d)	3,909	3,461	--	--
Life, for insurance contracts on behalf of policyholders	**3,909**	**3,461**	--	--
Provision for premium shortfalls and current risks (e)	3	3	1	1
Provision for unearned premiums (f)	83	85	2	2
Provision for claims payable (g)	545	570	138	151
Provision for claim events incurred but not reported (h)	70	83	10	15
Non-life	**701**	**741**	**151**	**169**
Total REAAL Verzekeringen	**13,313**	**12,694**	**338**	**365**
Reclassification to provision for employee benefits	(30)	(36)	--	--
Total	**13,283**	**12,658**	**338**	**365**

The technical provisions are largely of a long-term nature.

	Gross		Reinsurance	
	2006	2005	2006	2005
a. Provision for life insurance obligations				
Gross				
Balance as at 1 January	8,615	8,173	196	197
Portfolio reclassification	16	--	--	--
Acquisitions	--	131	--	--
Benefits paid	(934)	(759)	(31)	(18)
Premiums received	925	930	14	21
Interest addition	365	357	12	11
Technical result	(68)	(83)	(4)	(11)
Release of expense loading	(128)	(126)	--	--
Other changes	35	(8)	--	(4)
Total as at 31 December	**8,826**	**8,615**	**187**	**196**

	Life own risk	
	2006	2005
b. Unamortised interest rebates		
Gross		
Balance as at 1 January	132	150
Rebates given in the accounting year	20	13
Amortisation	(22)	(31)
Total as at 31 December	**130**	**132**

	Life own risk	
	2006	2005
c. Provision for profit sharing, bonuses and rebates		
Gross		
Balance as at 1 January	9	9
Movements	(2)	--
Total as at 31 December	**7**	**9**

	2006	2005
d. Technical provisions for insurance on behalf of policyholders		
Balance as at 1 January	3,461	2,845
Acquisitions	--	255
Premiums received	636	513
Benefits paid	(214)	(397)
Interest added	25	22
Exchange rate movements	189	338
Technical result	(22)	(31)
Release of expense loading	(130)	(89)
Other changes	(36)	5
Total as at 31 December	**3,909**	**3,461**

The technical provisions for insurance on behalf of policyholders are linked to investments for insurance contracts on behalf of policyholders.

	Gross		Reinsurance	
	2006	2005	2006	2005
e. Provision for premium shortfalls and current risks				
Balance as at 1 January	3	1	1	--
Acquisitions	--	2	--	1
Total as at 31 December	**3**	**3**	**1**	**1**
f. Provision for unearned premiums				
Balance as at 1 January	85	66	2	--
Additions during the year	83	57	3	--
Added to the results	(86)	(69)	(3)	(5)
Acquisitions	--	31	--	7
Other changes	1	--	--	--
Total as at 31 December	**83**	**85**	**2**	**2**

	Gross		Reinsurance	
	2006	2005	2006	2005
g. Provision for payable claims				
Balance as at 1 January	570	364	151	67
Portfolio reclassification	(16)	--	--	--
Acquisitions	--	210	--	81
Reported claims, current period	268	207	20	14
Reported claims, prior periods	(22)	(16)	(4)	(12)
Claims paid, current period	(146)	(155)	(8)	(13)
Claims paid, prior periods	(101)	(52)	(17)	(13)
Release to income statement	(15)	(6)	(6)	8
Interest addition	10	12	4	10
Other changes	(3)	6	(2)	9
Total as at 31 December	**545**	**570**	**138**	**151**
h. Provision for claim events incurred not yet reported				
Balance as at 1 January	83	59	15	5
Additions during the year	25	15	--	3
Release to income statement	(38)	(24)	(6)	(4)
Acquisitions	--	33	--	11
Other changes	--	--	1	--
Total as at 31 December	**70**	**83**	**10**	**15**

18 Provision for employee benefits

In € millions	2006	2005
Pension benefits	55	57
Other employee benefits	13	19
Total	**68**	**76**

Pension benefits

As of 1 January 2005 the pension plan (average pay) for employees changed from a defined benefit to a defined contribution plan, with the exception of the former employees of Zurich and NHL. Under this plan SNS REAAL pays a fixed agreed amount to the independent pension fund Stichting Pensioenfonds SRG. As there is no commitment either enforceable by law or otherwise to pay additional contributions, pension benefits and related investments have no longer been included in the balance sheet effective 2005.

In 2006 the new pension rights on behalf of the former Zürich employees was transferred retrospectively (as of 1 July 2004) to the SRG pension fund and included in the SNS REAAL defined contribution plan. The rights accumulated in previous years remained with SNS REAAL. Due to the change in the plan rules, part of the provision was released (curtailment).The pension agreements of the former NHL employees qualify as a defined benefit plan. These commitments are backed by separate investments, the developments of which are explained below.

The pension plan for the former NHL employees is currently still being handled externally. There is a backlog in this pension administration in the processing of changes which, consequently have led to the provision as of 31 December 2006 being calculated on the basis of a so-called 'roll forward' for the period since 31 December 2004. This takes into account the fact that three-quarters of the investments are in fixed-income and a quarter in shares.

The pension benefits of the former Bouwfonds Property Finance employees are insured in the ABP in a multi employer plan, whereby the pension plan qualifies as a defined benefit plan, however it is accounted for as a defined contribution plan.
As explained in the acquisition paragraph, given the inability to get the information on time, these pension commitments and related investments have not yet been recalculated on the basis of the SNS REAAL required accounting principles. This will take place in 2007, after which the results will be processed retrospectively in the acquisition balance sheet.

	2006	2005
Movements of pension obligations		
Present value of defined benefit obligations	84	86
Fair value of investments	37	27
Cash value of net liabilities	**47**	**59**
Unrealised actuarial profit or loss	8	(2)
Total	**55**	**57**
Movements of cash value of pension benefits		
Cash value as at 1 January	86	44
Acquisitions	11	38
Increase and interest addition	5	3
Adjustment pension plan ex-Zürich (curtailment)	(2)	--
Benefits	(4)	(1)
Other movements	(4)	--
Total	**92**	**84**
Unrealised actuarial profit or loss	8	(2)
Present value as at 31 December	**84**	**86**
Movements in fair value of the investments		
Fair value as at 1 January	27	--
Acquisitions	7	27
Investment income	2	--
Premiums received	2	--
Benefits paid	(1)	--
Fair value as at 31 December	**37**	**27**
The most important actuarial parameters used for calculation are:		
Discount rate	4.5%	4.0%
Expected salary increase	2.3%	2.3%
Expected return on investments	4.8%	5.0%
Other employee benefits		
Staff rebates	13	16
Other	--	3
Total	**13**	**19**
Charged to income statement		
Pension costs attributed to service year	65	50
Adjustment pension plan ex-Zürich (curtailment)	(2)	--
Increase in present value of benefits	4	1
Expected return on fund investments	(2)	--
Total	**65**	**51**

19 Other provisions

In € millions	Bank		Insurance		Group activities		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
Reorganisation provision	13	14	3	5	1	1	17	20
Other provisions	11	9	1	1	--	14	12	24
Total	**24**	**23**	**4**	**6**	**1**	**15**	**29**	**44**

	Reorganisation provision		Other provisions		Total	
	2006	2005	2006	2005	2006	2005
Balance as at 1 January	20	35	24	15	44	50
Additions	15	11	4	18	19	29
Usage	(13)	(19)	(1)	(8)	(14)	(27)
Acquisitions	--	--	2	--	2	--
Released to results	(5)	(7)	(17)	(1)	(22)	(8)
Total as at 31 December	**17**	**20**	**12**	**24**	**29**	**44**

The change in the reorganisation provision mainly relates to streamlining processes in connection with SNS Bank's SME-strategy. This organisational change commenced in 2006 and is advanced.
Of the release of other provisions to the result, an amount of € 11 million relates to the release of provisions made for a tax claim and for guarantees provided when participating interests were sold. Of this release, an amount of € 8 million has been recognised as a (prior-year) share in the result of associates.
The other provisions were made partly with a view to the risk that (legal) claims may not be settled. More details are provided under off-balance sheet commitments. The other provisions are mainly of a long-term nature.

20 Savings

The savings item comprises balances of saving accounts, savings deposits and term deposits of private clients. The interest payable on savings is included in the item other liabilities.

21 Other amounts due to customers

In € millions	Bank		Insurance		Group activities		Eliminations		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Non-current debt	2,359	2,295	402	369	65	67	(665)	(666)	2,161	2,065
Demand deposits	4,260	4,815	--	--	546	460	(888)	(646)	3,918	4,629
Mortgage deposits	400	384	--	--	--	--	--	--	400	384
Total	**7,019**	**7,494**	**402**	**369**	**611**	**527**	**(1,553)**	**(1,312)**	**6,479**	**7,078**

22 Amounts due to credit institutions

In € millions	Bank		Insurance		Group activities		Eliminations		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Due on demand	220	254	663	425	246	108	(674)	(217)	455	570
Deposits and certificates	7,079	2,849	--	--	--	--	--	--	7,079	2,849
Total	**7,299**	**3,103**	**663**	**425**	**246**	**108**	**(674)**	**(217)**	**7,534**	**3,419**

23 Other liabilities

In € millions	2006	2005
Debts in relation to direct insurance	217	144
Debts to reinsurers	(8)	(7)
Other taxes	27	19
Other liabilities	487	412
Accrued liabilities:		
- Accrued interest	807	721
- Other accrued liabilities	70	89
Total	**1,600**	**1,378**

Off balance sheet commitments

In € millions	2006	2005
Contingent liabilities		
Liabilities from pledges and guarantees given	419	108
Liabilities from irrevocable facilities	2,696	1,334

To meet customer requirements, SNS REAAL offers loan-related products such as pledges and guarantees. The underlying value of these products is not included as assets or liabilities in the balance sheet. The amounts stated above indicate the maximum potential credit risk SNS REAAL faces through these products, assuming that all counterparties were no longer able to meet their commitments and all existing securities had no value.

The guarantees relate to guarantees that do and do not replace the credit amount. Most guarantees are expected to expire without any claim being made and therefore are not expected to give rise to any future cash flows.
The irrevocable facilities consist mainly of credit facilities that are pledged to customers, but against which no claim has been made. These facilities are pledged for a set period and at a variable interest rate. For the majority of the irrevocable credit facilities that have not been called, collateral has been obtained.

On 1 January 2007 the Financial Supervision Law (Wft) came into force. A part of this relates to the Deposit Guarantee System, the successor to the Collective Guarantee scheme. The investors' compensation system has also replaced the earlier Investors Compensation scheme. Under the deposit guarantee system, account holders are guaranteed the first € 20,000 of their deposits on a current or savings account. The next € 20,000 is for 90% guaranteed. The Investors' Compensation System foresees a maximum payout of € 20,000 per account holder. If a credit institution is unable to pay and insufficient funds remain to repay the guaranteed amounts (in full) to the account holders of the respective institution, De Nederlandsche Bank will pay out to the stated maximum. This total amount is then repaid to De Nederlandsche Bank by the banks according to an apportionment scheme.
In 2007 SNS REAAL will take a 3.19% (2006: 2.99%) share in the Nederlandse Herverzekeringsmaatschappij voor Terrorismeschaden N.V. (the Netherlands Reinsurance company for Terrorism damage).

Earn-out scheme NHL
With the acquisition of NHL in 2005 it was contractually agreed that over a period of five years, the former owner is entitled to a significant portion of the positive and negative run-off results from the non-life portfolio as at 31 December 2004.

Investment commitments
As of 31 December 2006, investment commitments with third parties amounted to € 75 million.

Rental commitments
The future rental commitments linked to operational lease contracts were as follows on 31 December:

In € millions	2006
Shorter than one year	19
From one to five years	55
Longer than five years	8
Total future minimum lease commitments based on binding leases	**82**

Legal proceedings
SNS REAAL is involved in legal proceedings. Although it is impossible to predict the result of pending or threatened legal proceedings, on the basis of information currently available and after consulting legal advisors, the Group Executive Board believes that the results of these proceedings are unlikely to adversely materially affect the financial position or operating results of SNS REAAL.

Without prejudice to the aforementioned, we point out the following:
SNS Bank has granted loans to a number of clients of an intermediary in the field of financial services. This intermediary advised its clients to invest part of the loan in, among other things, investment funds and securities lease products (neither from SNS REAAL). When the income turned out to be less than expected because of the deteriorating stock exchange climate, clients started legal action against the intermediary in question and the financial service provider that had offered the securities lease products. Some clients are claiming compensation from SNS Bank. The majority of these claims have been settled. However, it is not certain whether it will be possible to settle the remaining claims, and it is possible that more claims could follow. In connection with this risk, SNS Bank formed a provision.

SNS Bank used to offer securities lease products in the past. Other than with most of the securities lease products of other providers, these concerned guarantee products. The guarantee does not cover the amount payable by the investor for interest and expenses. For this reason some clients filed claims. They argue that the product information was misleading on this point. In addition, a number of investors appeal to the fact that their spouses had not signed the agreements and/or that the Consumer Credit Act has been breached. Most of the claims have been settled. A number of clients have started legal proceedings. Only in one instance has it been ruled that SNS Bank did not make it sufficiently clear that not all the amounts invested by the investor (being interest of up to a maximum of € 6,000 per contract and costs) were covered by the guarantees. The verdict was that SNS Bank did not have to pay all the damage incurred because the fact that the applicant had not made any enquiries can be imputed to him/her. SNS Bank was ordered to pay a portion of the amount claimed. In connection with the risk that SNS Bank has to compensate investors, SNS Bank formed a provision.

Related parties

Identity of related parties
Parties are considered to be related when one party can exert influence over the other party in deciding financial or operational questions. As part of its ordinary operations, SNS REAAL maintains various sorts of normal business relationships with companies and parties, particularly in the area of insurance, banking activities, and asset management. Other parties related to SNS REAAL are associates, non-consolidated associates, joint ventures, managers in key positions and close family members of these related parties. Transactions between the related parties are conducted at arm's length.

Related party transactions
On 18 May 2006 SNS REAAL has been listed on the stock exchange. The listing costs were born by SNS REAAL and Stichting Beheer SNS REAAL proportionately to the interest of these parties in the IPO. As the exiting sole shareholder, Stichting Beheer SNS REAAL offered to bear a large part of the non-recurring expenses incurred by SNS REAAL in connection with the IPO. This concerns shares issued to own employees (€ 4 million), costs in connection with the staff party (€ 3 million), the SNS REAAL trust (€ 3 million), and internal hours spent (€ 2 million).

The management of the investments of Stichting Beheer SNS REAAL is performed by SNS Asset Management, which receives payment for the service.

Remuneration of the Executive Board and Supervisory Board

General policy
The policy of SNS REAAL with regard to remuneration of members of the Executive Board is in line with the policy governing other executives within the group. It is aimed at attracting and retaining high-quality people and motivating them, in accordance with the strategic and related financial goals. The remuneration of the Executive Board is determined by the Supervisory Board.

The tables below provide an overview of the salaries and bonuses of individual members of the Executive Board. In addition to the remuneration set out in the table below, the Executive Board members may use a company car with driver, mobile phone and a contribution towards the health premium, certain parts of which are partly borne by the individual members themselves. Further information is provided in the remuneration report and in the chapter on Corporate Governance in the annual report.

In € thousands	Regular payments	Deferred payments	Payment at end of service	Profit share and bonuses	Total
Remuneration Executive Board 2006					
S. van Keulen	590	129	--	* 649	1,368
C.H. van den Bos	449	98	--	150	697
M.W.J. Hinssen	449	98	--	150	697
R.R. Latenstein van Voorst	449	98	--	150	697
Total	**1,937**	**423**	**--**	**1,099**	**3,459**
Remuneration Executive Board 2005					
S. van Keulen	575	132	--	223	930
C.H. van den Bos	438	100	--	168	706
M.W.J. Hinssen	438	100	--	168	706
R.R. Latenstein van Voorst	438	100	--	156	694
Total	**1,889**	**432**	**--**	**715**	**3,036**

*) *Including a contractually agreed non-recurring bonus for achieving long-term targets for the period 2003-2006 agreed upon appointment. This is exclusive of € 225.000 paid in 2007 for renewing the contract until 1 January 2009.*

In € thousands	As Board member	As member of a committee	Total
Remuneration Supervisory Board 2006			
J.L. Bouma	38	18	56
H.M. van de Kar	30	9	39
J.V.M. van Heeswijk	25	8	33
J. den Hoed	25	8	33
D. Huisman (tot 30-6-2006)	12	4	16
S.C.J.J. Kortmann	25	14	39
R.J. van de Kraats (vanaf 12-10-2006)	6	2	8
J.E. Lagerweij (vanaf 12-10-2006)	6	--	6
H. Muller	25	12	37
Total	**192**	**75**	**267**
Remuneration Supervisory Board 2005			
J.L. Bouma	38	18	56
H.M. van de Kar	30	15	45
J.V.M. van Heeswijk	25	8	33
J. den Hoed	25	8	33
D. Huisman	25	8	33
S.C.J.J. Kortmann	25	8	33
H. Muller	25	11	36
Total	**193**	**76**	**269**

In € thousands	Outstanding as at 31 December		Average interest rate		Redemptions	
	2006	2005	2006	2005	2006	2005
Mortgage loans to Directors and Supervisory Board Directors						
S. van Keulen	--	194	5.5%	5.5%	194	3
M.W.J. Hinssen	549	558	4.5%	4.6%	9	9
H.M. van de Kar	120	120	6.6%	6.6%	--	--
J.V.M. van Heeswijk	311	90	4.5%	4.0%	--	--
S.C.J.J. Kortmann	102	117	4.4%	4.4%	15	--
H. Muller	68	68	6.7%	6.7%	--	--
Total	**1,150**	**1,147**			**218**	**12**

Notes to the consolidated income statement

Income

24 Net interest income banking operations

In € millions	2006	2005
Interest income, banking operations	2,314	1,996
Interest expense, banking operations	1,715	1,374
Net interest income, banking operations	**599**	**622**

Interest income, banking operations

The interest income from banking operations includes the proceeds stemming from lending money and related transactions, as well as related commisions and other interest-related income. This also includes the results from derivatives insofar as these are entered into with the aim of limiting interest rate risk on hedged financial instruments.

	2006	2005
Interest income		
Mortgages	1,897	1,732
Property finance	41	--
Other loans and advances to customers	183	160
Credit institutions	118	49
Investments	75	54
Other	--	1
Total	**2,314**	**1,996**

Interest expense, banking operations

The interest expense, banking operations, include costs stemming from borrowing and related transactions, as well as other interest-related charges.

	2006	2005
Interest expense		
Debt certificates	977	675
Participation certificates and subordinated debts	22	58
Savings	398	363
Other amounts due to customers	261	250
Amounts due to to credit institutions	57	28
Total	**1,715**	**1,374**

25 Net premium income

The net premium income relates to insurance premiums after deducting reinsurance premiums.

In € millions	Own account		On behalf of policyholders		Total	
	2006	2005	2006	2005	2006	2005
Regular life premiums						
Individual						
Without profit sharing	288	275	456	392	744	667
With profit sharing	116	126	6	--	122	126
	404	401	462	392	866	793
Group						
Without profit sharing	3	4	2	2	5	6
With profit sharing	31	42	14	18	45	60
	34	46	16	20	50	66
Total gross regular premiums	438	447	478	412	916	859
Single life premiums						
Individual						
Without profit sharing	458	449	123	76	581	525
With profit sharing	2	3	--	--	2	3
	460	452	123	76	583	528
Group						
Without profit sharing	4	4	12	1	16	5
With profit sharing	23	27	23	24	46	51
	27	31	35	25	62	56
Total gross single premiums	487	483	158	101	645	584
Gross premium income Life	925	930	636	513	1,561	1,443
Reinsurance premiums regular premiums	14	21	--	--	14	21
Reinsurance premiums single premiums	--	--	--	--	--	--
Total reinsurance premiums Life	14	21	--	--	14	21
Total net premium income Life	**911**	**909**	**636**	**513**	**1,547**	**1,422**

	Gross		Reinsurance		Total	
	2006	2005	2006	2005	2006	2005
Non-Life						
Fire	137	98	19	4	118	94
Accident and Health	25	20	2	5	23	15
Motor	172	163	2	2	170	161
Transport	37	6	3	--	34	6
Other segments	75	59	9	12	66	47
Net premium income non-life	**446**	**346**	**35**	**23**	**411**	**323**
Total net premium income					**1,958**	**1,745**

26 Net commission and management fees

This item includes revenues and expenses from services provided, insofar as not interest-related.

In € millions	Bank		Insurance		Group activities		Eliminations		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Commission and management fees receivable:										
Money transfer and payment charges	24	22	--	--	--	--	--	--	24	22
Securities activities	26	18	--	--	--	--	--	--	26	18
Insurance agency activities	33	40	23	22	--	--	(23)	(21)	33	41
Management fees	58	46	14	11	13	--	(21)	(7)	64	50
Other activities	12	12	13	10	--	--	(1)	--	24	22
	153	138	50	43	13	--	(45)	(28)	171	153
Commission and management fees due	33	24	--	--	1	--	(10)	--	24	24
Total	**120**	**114**	**50**	**43**	**12**	**--**	**(35)**	**(28)**	**147**	**129**

27 Share in the result of associates

The share in the result of associates includes a release of € 8 million from a provision made for guarantees provided at the sale of associates.

28 Result on investments

In € millions	Bank		Insurance		Group activities		Eliminations		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Fair value through profit and loss: held for trading	17	18	--	--	--	--	--	--	17	18
Fair value through profit and loss: designated	--	--	23	1	--	--	--	--	23	1
Available for sale	50	8	207	188	4	--	4	2	265	198
Held to maturity	--	--	92	88	--	--	3	--	95	88
Loans and receivables	--	--	230	245	37	34	(60)	(54)	207	225
Investment property	--	--	24	23	--	--	(4)	(4)	20	19
Total	**67**	**26**	**576**	**545**	**41**	**34**	**(57)**	**(56)**	**627**	**549**

	Fair value through profit and loss		Available for sale	Held to maturity	Loans and receivables	Investment Property	Total
	Held for Trading	Designated					
				2006			
Composition of result on investments							
Interest	--	6	102	95	206	--	409
Dividend	--	--	35	--	--	--	35
Rental income	--	--	--	--	--	11	11
	--	6	137	95	206	11	455
Realised revaluations	15	(6)	128	--	1	1	139
Unrealised revaluations	2	23	--	--	--	8	33
	17	17	128	--	1	9	172
Total	**17**	**23**	**265**	**95**	**207**	**20**	**627**
				2005			
Composition of result on investments							
Interest	--	6	103	88	219	--	416
Dividend	--	--	7	--	--	--	7
Rental income	--	--	--	--	--	13	13
	--	6	110	88	219	13	436
Realised revaluations	20	(2)	88	--	6	--	112
Unrealised revaluations	(2)	(3)	--	--	--	6	1
	18	(5)	88	--	6	6	113
Total	**18**	**1**	**198**	**88**	**225**	**19**	**549**

Rental income from investment property includes both rental income and directly allocated operating expenses. The operating expenses amounted to € 3 million (2005: € 5 million).

29 Result on investments for insurance contracts on behalf of policyholders

In € millions	2006	2005
Interest	22	86
Dividend	44	26
	66	112
Revaluations	149	282
Total	**215**	**394**

30 Result on derivatives and other financial instruments

In € millions	Bank		Insurance		Total	
	2006	2005	2006	2005	2006	2005
Result on derivatives held for cash flow hedge accounting:						
- capital gains /(losses) transferred from equity	--	--	1	--	1	--
- Interest income transferred from equity	--	--	--	--	--	--
Fair value movement in derivatives held for fair value hedge accounting:						
- Fair value movement in hedging instruments	223	85	23	(13)	246	72
- Fair value movement in hedged position attributable to hedged risk	(219)	(75)	(34)	12	(253)	(63)
Fair value movement in the position of derivatives not classified for hedge accounting maintained for balance sheet management	5	17	2	(2)	7	15
Fair value movement in derivatives held for trading	6	6	--	--	6	6
Fair value movement in other derivatives	--	--	(1)	1	(1)	1
Total	15	33	(9)	(2)	6	31

31 Other operating income

This includes income from securities and investments in associates, as well as gains that cannot be accounted for under other items.

Expenses

32 Technical expenses on insurance contracts

Technical expenses related to insurance contracts are classified as: benefits paid, surrenders, claims paid, claim handling costs and changes in technical provisions, insurance operations. These expenses also include profit sharing and rebates.

In € millions	2006	2005
Life insurance expenses:		
- Benefits paid and surrenders for own account	903	743
- Change in technical provisions for own risk gross	195	341
- Change in technical provisions for own account reinsurance	9	(2)
- Other technical expenses	6	4
- Profit sharing and rebates	45	62
	1,158	1,148
Non-life insurance expenses:		
- Claims paid for own account	224	178
- Change in provision for premium shortfalls and current risks	--	--
- Change in provision for unearned premiums	(2)	(6)
- Change in provision for payable claims	5	(10)
- Change in provision for claim events incurred not yet reported	(7)	--
- Other technical expenses	13	3
Total	1,391	1,313

The technical expenses on insurance contracts include an amount for depreciation of VOBA amounting to € 6 million in 2006 (2005: € 3 million).

33 Technical expenses on insurance contracts on behalf of policyholders

Technical expenses relating to insurance contracts on behalf of policyholders includes: benefits paid, surrenders and changes in technical provisions, insurance operations. This item also includes profit sharing and rebates for these policyholders.

In € millions	2006	2005
Life insurance expenses:		
- Benefits paid and surrenders for insurance contracts on behalf of policyholders	214	397
- Change in technical provision for insurance contracts on behalf of policyholders gross	449	361
- Change in technical provision for insurance contracts on behalf of policyholders reinsurance	--	--
- Profit sharing and rebates	--	24
Total	**663**	**782**

34 Acquisition costs for insurance operations

In € millions	Insurance		Eliminations		Total	
	2006	2005	2006	2005	2006	2005
Life insurance	135	103	(7)	(4)	128	99
Non-life insurance	105	85	(15)	(17)	90	68
Total	**240**	**188**	**(22)**	**(21)**	**218**	**167**

Acquisition costs are including amortisation of capitalised acquisition costs amounting to € 73 million in 2006 (2005: € 41 million).

35 Value adjustments to financial instruments and other assets

This item includes impairments for investments, loans and advances to customers and tangible fixed assets.

In € millions	Impairments		Reversals		Total	
	2006	2005	2006	2005	2006	2005
Investments	--	2	--	2	--	--
Loans and advances to customers	95	80	60	20	35	60
Tangible fixed assets	--	--	--	--	--	--
Total	**95**	**82**	**60**	**22**	**35**	**60**

In 2006 an exceptional impairment on tangible fixed assets of € 3 million is balanced by a received claim settlement of € 3 million.

36 Staff costs

In € millions	Bank		Insurance		Group activities		Eliminations		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Salaries	160	153	87	77	41	36	--	--	288	266
Pension costs	35	34	20	18	10	(1)	--	--	65	51
Social security	18	18	11	9	4	3	--	--	33	30
Other staff costs	70	53	28	23	19	20	--	--	117	96
Total	**283**	**258**	**146**	**127**	**74**	**58**	**--**	**--**	**503**	**443**

The pension costs of employees break down as follows:

	2006	2005
- Pension premiums	71	59
- Curtailment	(2)	--
- Increase in present value of defined benefit obligations	4	3
- Employee contributions	(6)	(3)
- Expected return on investments	(2)	--
- Release	--	(8)
Total	**65**	**51**

Other staff costs consist largely of the costs of temporary workers, fleet, travel costs, staff rebates and training and education costs.

Staff costs include amortisation of capitalised acquisition costs in the order of € 5 million (2005: € 3 million).

SNS REAAL granted shares to personnel at the IPO, the costs of which (€ 4 million) were borne by the trust Stichting Beheer SNS REAAL.

SNS REAAL has not granted any options to directors and employees.

	2006	2005
Employees		
The average number of employees calculated on the basis of full-time equivalents:		
- SNS Bank	3,197	3,158
- REAAL Verzekeringen	1,791	1,732
- Group including SNS Reaal Invest and SNS Asset Management (from 1 July 2006)	621	446
Total	**5,609**	**5,336**

37 Other operating expenses

In € millions	Bank		Insurance		Group activities		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
Housing	27	29	5	7	6	6	38	42
IT systems	19	21	--	--	10	9	29	30
Marketing and Public Relations	31	29	14	12	--	2	45	43
External advisors	11	7	4	4	13	14	28	25
Other costs	85	86	51	46	(67)	(71)	69	61
Total	**173**	**172**	**74**	**69**	**(38)**	**(40)**	**209**	**201**

Other operating expenses include amortisation of capitalised acquisition costs amounting to € 5 million (2005: € 4 million).

38 Other interest expenses

These include interest charges attributable to the accounting year relating to non-bank activities.

In € millions	Insurance		Group activities		Eliminations		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
Bonds	--	--	17	17	--	--	17	17
Private loans	13	18	9	11	(15)	(17)	7	12
Interest on reinsurance deposits	14	15	--	--	--	--	14	15
Other interest charges and costs of investments	7	8	17	21	(14)	(13)	10	16
Total	**34**	**41**	**43**	**49**	**(29)**	**(30)**	**48**	**60**

39 Tax

In € millions	2006	2005
Corporate tax due:		
- In accounting period	107	103
- Prior year adjustments	(4)	(7)
Deferred tax:		
- Due to temporary differences	--	(5)
- Revaluation of deferred taxes due to change in the statutory tax rate	(15)	2
Total	**88**	**93**
Reconciliation between the statutory and effective tax rate:		
Result before tax	459	416
Statutory tax rate	29.6%	31.5%
Statutory tax amount	136	131
Effect of participation exemption	(29)	(30)
Revaluation of deferred taxes due to change in the statutory tax rate	(15)	2
Prior year adjustments (including release of tax provisions)	(4)	(7)
Other tax facilities	--	(3)
Total	**88**	**93**
Effective tax rate	19.2%	22.4%

The statutory corporate tax rate has been lowered from 29.6% to 25.5% for 2007. As a result, deferred corporate tax has been recalculated. The effect is reported under 'revaluation of deferred tax due to change in statutory tax rate' to the extent it is not recognised directly in equity.

40 Net profit per share

In € millions	2006	2005
Net profit	371	323
Weighted average number of issued shares outstanding (in millions)	225	209
Potential dilution (in millions)	--	--
Average number of ordinary shares adjusted for dilution (in millions)	**225**	**209**
Net profit per share (in €)	1.65	1.55
Diluted net profit per share	1.65	1.55

Utrecht, 13 March 2007

Supervisory Board

J.L. Bouma
H.M. van de Kar
J.V.M. van Heeswijk
J. den Hoed
S.C.J.J. Kortman
R.J. van de Kraats
J.E. Lagerweij
H. Muller

Executive Board

S. van Keulen
C.H. van den Bos
M.W.J. Hinssen
R.R. Latenstein van Voorst

Company balance sheet

In € millions	31-12-2006	31-12-2005
Assets		
Subsidiaries 1	3,451	2,662
Receivables from subsidiaries 2	336	388
Investments 3	191	117
Derivatives 4	2	22
Deferred tax assets	7	17
Loans and advances to credit institutions	100	--
Corporate tax	100	84
Other assets	26	11
Cash and cash equivalents 5	357	269
Total assets	**4,570**	**3,570**
Equity and Liabilities		
Equity: 6		
- Issued and paid up share capital	383	340
- Share premium reserve	376	15
- Revaluation reserve	49	38
- Cash flow hedge reserve	89	135
- Fair value reserve	202	203
- Profit sharing reserve	25	38
- Reserves required by law	173	97
- Other reserves	1,584	1,339
- Profit for the year	319	323
	3,200	2,528
Subordinated debts 7	299	419
Capital Base	3,499	2,947
Debt certificates 8	418	189
Provision for employee benefits	20	28
Other provisions	1	4
Derivatives 4	6	4
Deferred tax liabilities	--	6
Other amounts due to customers 9	325	245
Amounts due to credit institutions 10	246	108
Other liabilities	55	39
Total equity and liabilities	**4,570**	**3,570**

Some of the comparative figures have been restated for comparison purposes. Reference is made to the notes in paragraph 2.4 of the accounting principles for the consolidated financial statements.

The numbers next to the balance sheet items refer to notes starting on page 206.

Company income statement

In € millions	2006	2005
Results on subsidiaries after taxation	398	345
Other results after taxation	(27)	(22)
Net profit	**371**	**323**

Notes to the company balance sheet

General

For the Accounting principles used reference is made to the notes to the consolidated financial statements on page 111.
For additional information on items not explained further in the notes to the company balance sheet, reference is made to the notes to the consolidated balance sheet.

SNS REAAL has prepared its consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) as endorsed by the European Union.
Based on te opportunity offered in the Dutch Civil Code, Book 2, Title 9, SNS REAAL has drawn up its company financial statements according to the same accounting principles as used in the consolidated statements.

In accordance with Section 402, Book 2 of the Dutch Civil Code, in the income statement the result on subsidiaries after taxation is the only item shown separately.

Assets

1 Subsidiaries

In € millions	2006	2005
SNS Bank	2,097	1,440
REAAL Verzekeringen	1,304	1,190
Other	50	32
Total	3,451	2,662
Balance as at 1 January	2,662	2,148
Implementation of IAS 32 and 39 and IFRS 4	--	152
Capital contribution	603	--
Revaluations	23	191
Revaluation releases	(91)	(46)
Result	398	345
Dividend received	(144)	(131)
Other movements	--	3
Total as at 31 December	**3,451**	**2,662**

2 Receivables from subsidiaries

In € millions	2006	2005
Receivables according to remaining maturity:		
- Available on demand	252	--
- > 1 month ≤ 3 months	--	300
- > 3 months ≤ 1 year	--	--
- > 1 year ≤ 5 years	4	10
- > 5 year	80	78
Total	**336**	**388**

3 Investments

In € millions	2006	2005
Investments Available for sale	191	117
Movement in investments Available for sale		
Balance as at 1 January	117	--
Purchases and advances	43	117
Revaluations	31	--
Total as at 31 December	**191**	**117**

4 Derivatives

In € millions	Positive fair value		Negative fair value		Total	
	2006	2005	2006	2005	2006	2005
Summary of derivatives						
Derivatives held for fair value hedging	2	22	6	4	(4)	18
Total	**2**	**22**	**6**	**4**	**(4)**	**18**

In € millions	2006	2005
Movement in Derivatives		
Balance as at 1 January	18	(8)
Implementation of IAS 32/39 and IFRS 4	--	13
Purchases	(22)	3
Revaluations	(2)	8
Exchange rate differences	2	2
Total as at 31 December	**(4)**	**18**

5 Cash and cash equivalents

Cash and cash equivalents includes the demand deposits with SNS Bank with a maturity less than three months.

Liabilities

6 Equity

In € millions	Issued and paid-up share capital	Share premium reserve	Revaluation reserve	Cash flow hedge reserve	Fair value reserve	Profit sharing reserve	Reserves required by law	Other reserves	Profit for the year	Total equity
Balance as at 1 January 2005	340	15	39	--	--	--	10	1,188	288	1,880
Implementation of IAS 32 and 39 and IFRS 4	--	--	--	52	113	49	47	(102)	--	159
Transfer of 2004 net profit	--	--	--	--	--	--	--	288	(288)	--
Unrealised revaluations from cash flow hedges	--	--	--	71	--	--	--	--	--	71
Deferred interest result from cash flow hedges	--	--	--	12	--	--	--	--	--	12
Unrealised revaluations	--	--	3	--	123	--	--	--	--	126
Realised revaluations through equity	--	--	(1)	--	--	--	--	1	--	--
Realised revaluations through income statement	--	--	--	--	(43)	--	--	--	--	(43)
Change in profit sharing reserve	--	--	--	--	9	(11)	--	2	--	--
Other changes	--	--	(3)	--	1	--	40	(38)	--	--
Amounts charged directly to equity	--	--	(1)	135	203	38	87	151	(288)	325
Net profit 2005	--	--	--	--	--	--	--	--	323	323
Net profit	--	--	--	--	--	--	--	--	323	323
Total movements in equity 2005	--	--	(1)	135	203	38	87	151	35	648
Balance as at 31 December 2005	**340**	**15**	**38**	**135**	**203**	**38**	**97**	**1,339**	**323**	**2,528**
Transfer of 2005 net profit	--	--	--	--	--	--	--	323	(323)	--
Unrealised revaluations from cash flow hedges	--	--	--	(61)	--	--	--	--	--	(61)
Deferred interest result from cash flow hedges	--	--	--	11	--	--	--	--	--	11
Unrealised revaluations	--	--	9	--	68	--	--	--	--	77
Realised revaluations through equity	--	--	1	--	--	--	--	(1)	--	--
Realised revaluations through income statement	--	--	--	(1)	(90)	--	--	--	--	(91)
Change in profit sharing reserve	--	--	--	--	14	(13)	--	(1)	--	--
Revaluation deferred taxation as a result of the adjusted statutory tax rate	--	--	1	5	7	--	--	--	--	13
Other changes	--	--	--	--	--	--	76	(76)	--	--
Amounts directly charged to equity	--	--	11	(46)	(1)	(13)	76	245	(323)	(51)
Net profit 2006	--	--	--	--	--	--	--	--	371	371
Net profit	--	--	--	--	--	--	--	--	**371**	**371**

In € millions	Issued and paid up share capital	Share premium reserve	Revaluation reserve	Cash flow hedge reserve	Fair value reserve	Profit sharing reserve	Reserves required by law	Other reserves	Profit for the year	Total equity
Share issue	40	376	--	--	--	--	--	--	--	416
Costs related to share issue	--	(12)	--	--	--	--	--	--	--	(12)
Interim dividend paid	3	(3)	--	--	--	--	--	--	(52)	(52)
Transactions with shareholders	43	361	--	--	--	--	--	--	(52)	352
Total change in equity 2006	43	361	11	(46)	(1)	(13)	76	245	(4)	672
Balance as at 31 December 2006	**383**	**376**	**49**	**89**	**202**	**25**	**173**	**1,584**	**319**	**3,200**

The share premium reserve is recognised for tax purposes.

The reserves required by law are held for costs of research and development of software and the capitalised internal acquisition costs in the balance sheet.

Issued and paid up share capital

A total of 234,761,284 ordinary shares have been fully paid up and placed as at 31 December 2006. The nominal value of one share is € 1.63.

	Number of shares		Amount (In € millions)	
	2006	2005	2006	2005
Authorised share capital	1,044,005,143	1,044,005,143	1,702	1,702
Share capital in portfolio	809,243,859	835,204,113	1,319	1,362
Issued and paid up share capital	**234,761,284**	**208,801,030**	**383**	**340**

Changes in issued share capital can be specified as follows:

	Number of shares		Amount (In € millions)	
	2006	2005	2006	2005
Issued capital as at 1 January	208,801,030	208,801,030	340	340
Issuance of shares	24,496,210	--	40	--
From interim dividend 2006	1,464,044	--	3	--
Issued share capital as at 31 December	**234,761,284**	**208,801,030**	**383**	**340**

7 Subordinated debts

This relates to debts that are subordinate to other commitments.

In € millions	2006	2005
Bond issue variable interest rate 2005/2012	199	198
Bond issue 7.25% 1996/2006	--	114
Private loans	100	107
Total	**299**	**419**

The group companies hold subordinated bonds amounting to € 23 million (2005: € 4 million).

The balance of subordinated debt with a maturity of longer than five years amounts to € 299 million (2005: € 305 million).

The private loans have an average interest rate of 6.3 %.

8 Debt certificates

In € millions	2006	2005
EMTN loans	418	189
Total	**418**	**189**

The European Medium Term Notes (EMTN) have a remaining maturity of less than five years. The average contractual interest rate is 3.8%.

9 Other amounts due to customers

In € millions	2006	2005
Private loans	18	25
Available on demand	307	220
Total	**325**	**245**

The private loans have an average contractual interest rate of 4.6% (2005: 4.5%).

	2006	2005
Private loans according to remaining maturity at year-end:		
- Available on demand	1	--
- > 1 month ≤ 3 months	2	2
- > 3 months ≤ 1 year	7	5
- > 1 year ≤ 5 years	7	17
- > 5 year	1	1
Total	**18**	**25**

10 Amounts due to credit institutions

Amounts due to credit institutions relate to debts to banks, insofar as not debt certificates, and which are callable within one year.

Guarantees

SNS REAAL has provided guarantees as meant in Section 403, Book 2 of the Dutch Civil Code, for SNS Bank N.V. and SNS Reaal Invest N.V. and most of their subsidiaries as well as SNS Asset Management N.V. For the subsidiaries belonging to REAAL Verzekeringen such guarantees have not been provided, with a few exceptions, including REAAL Schadeverzekeringen N.V.

SNS REAAL N.V., together with most of its subsidiaries, constitutes a single tax entity for corporate tax and a single tax entity for VAT purposes. All companies within this single tax entity are jointly and severally liable for corporate tax debts and VAT debts stemming from the relevant tax entities.

Utrecht, 13 March 2007

Supervisory Board
J.L. Bouma
H.M. van de Kar
J.V.M. van Heeswijk
J. den Hoed
S.C.J.J. Kortman
R.J. van de Kraats
J.E. Lagerweij
H. Muller

Executive Board
S. van Keulen
C.H. van den Bos
M.W.J. Hinssen
R.R. Latenstein van Voorst

Overview of principal subsidiaries

An overview is provided below of the most important group companies, categorised under bank, insurer and SNS Reaal Invest. The percentage holding is 100, unless stated otherwise.

Bank

SNS Bank N.V.	Utrecht
Algemene Spaarbank voor Nederland ASN N.V.	The Hague
CVB Bank N.V.	Den Bosch
BLG Hypotheekbank N.V.	Geleen
SNS Securities N.V.	Amsterdam
SNS Assurantiën B.V.	Maastricht
SNS Assuradeuren B.V.	Maastricht
SNS Property Finance B.V.	Hoevelaken

Insurance

REAAL Verzekeringen N.V.	Utrecht
REAAL Levensverzekeringen N.V.	Alkmaar
REAAL Schadeverzekeringen N.V.	Zoetermeer
REAAL Reassurantie S.A.	Luxemburg
Proteq Levensverzekeringen N.V.	Alkmaar
Proteq Schadeverzekeringen N.V.	Alkmaar
SNS Verzekeringen B.V.	Zoetermeer
Route Mobiel B.V.	Amsterdam

Group activities

SNS Reaal Invest N.V.	Den Bosch
Foresta Investerings Maatschappij N.V.	Den Bosch
SNS Asset Management N.V.	Utrecht

Other capital interests

For information on the most significant other capital interests, we refer to the notes to the consolidated balance sheet to the section investments in associates.

The overview as meant in Sections 379 and 414, Book 2 of the Dutch Civil Code has been filed with the Trade Registry of the Chamber of Commerce of Utrecht.

Auditor's report

Report on the financial statements

We have audited the accompanying financial statements 2006 of SNS REAAL N.V in Utrecht as included on pages 103 to 210 of this report*. The financial statements consist of the consolidated financial statements and the company financial statements. The consolidated financial statements comprise the consolidated balance sheet as at 31 December 2006, profit and loss account, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes. The company financial statements comprise the company balance sheet as at 31 December 2006, the company profit and loss account for the year then ended and the notes.

Management's responsibility

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the management board report in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the consolidated financial statements

In our opinion, the consolidated financial statements give a true and fair view of the financial position of SNS REAAL N.V. as at 31 December 2006, and of its result and its cash flow for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.

Opinion with respect to the company financial statements

In our opinion, the company financial statements give a true and fair view of the financial position of SNS REAAL N.V. as at 31 December 2006 and of its result for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under 2:393 sub 5 part e of the Netherlands Civil Code, we report, to the extent of our competence, that the management board report is consistent with the financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.

Amstelveen, 13 March 2007
KPMG ACCOUNTANTS N.V.
S.J. Kroon RA

*Reference is made to page F-91 to F-195 of this prospectus

Reclassifications

Reclassification income statement 2004 and 2005

In the 2006 financial statements SNS REAAL has decided to further break down certain line items on the income statement in order to further improve the transparency of the income statement and/or align the presentation with the industry. The presentation of the financial information in this prospectus for the years 2004 and 2005 have been restated and therefore differ from the audited annual accounts for those years as included in the Company's annual reports. These reclassifications have not been audited. The following table shows the reclassifications of the profit and loss account for 2004:

Table: Reclassifications income statement of SNS REAAL, 2004

Note	(in EUR millions)	2004 IFRS as included in 2005 Annual Report	Reclassifications	2005 Prospectus	
				2,111	Interest income banking operations
				1,518	Interest expenses banking operations
1	Interest income, banking operations	593		593	Net interest income banking operations
	Regular premium income life	761			
	Single premium income life	593		1,689	Premium income
	Non-life premiums	296		39	Reinsurance premiums
2	Net premium income	1,650		1,650	Net premium income
				127	Commission and management fees receivable
				12	Commission and management fees due
3	Net commission and management fees	115		115	Net commission and management fees
4			44	44	Share in the result of associates
	Investment income	640		640	Result on investments
	Investment income on behalf of policy holders	126		126	Result on investments for insurance contracts on behalf of policy holders
	Result on derivatives and other financial instruments	-7		-7	Results on derivatives and other financial instruments
	Other operating income	13		13	Other operating income
	Total income	**3,130**		**3,174**	**Total income**
	Technical expenses on insurance contracts	1,406		1,406	Technical expenses on insurance contracts
	Technical expenses on insurance contracts on behalf of policy holders	431		431	Technical expenses on insurance contracts on behalf of policy holders
	Acquisition costs for insurance operations	122		122	Acquisition costs for insurance contracts
	Value adjustments on financial instruments and other assets	71		71	Value adjustments to financial instruments and other assets
	Staff costs	451		451	Staff costs
	Depreciation on tangible fixed assets and amortisation of intangible assets	42		42	Depreciation and amortisation on tangible and intangible fixed assets
	Other operating expenses	218		218	Other operating expenses
	Other interest charges	75		75	Other interest expenses
	Total expenses	**2,816**		**2,816**	**Total expenses**
4	Share in the result of associated companies	44	-44		
	Operating profit before taxation	**358**		**358**	**Operating profit before taxation**
	Taxes	70		70	Taxation
	Net profit	**288**		**288**	**Net profit for the year**
					Attribution:
5				288	Net profit attributable to shareholders
				--	Net profit attributable to minority interests
				288	**Net profit for the year**

The following table shows the reclassifications of the income statement for 2005:

Table: Reclassifications income statement of SNS REAAL, 2005

Note (in EUR millions)		2005 Annual Report	Reclassifications	2005 Prospectus	
				1,996	Interest income banking operations
				1,374	Interest expenses banking operations
1	Interest income, banking operations	622		622	Net interest income banking operations
	Regular premium income life	838			
	Single premium income life	584		1,789	Premium income
	Non-life premiums	323		44	Reinsurance premiums
2	Net premium income	1,745		1,745	Net premium income
				153	Commission and management fees receivable
				24	Commission and management fees due
3	Net commission and management fees	129		129	Net commission and management fees
4			9	9	Share in the result of associates
	Investment income	549		549	Result on investments
	Investment income on behalf of policy holders	394		394	Result on investments for insurance contracts on behalf of policy holders
	Result on derivatives and other financial instruments	31		31	Results on derivatives and other financial instruments
	Other operating income	1		1	Other operating income
	Total income	**3,471**		**3,480**	**Total income**
	Technical expenses on insurance contracts	1,313		1,313	Technical expenses on insurance contracts
	Technical expenses on insurance contracts on behalf of policy holders	782		782	Technical expenses on insurance contracts on behalf of policy holders
	Acquisition costs for insurance operations	167		167	Acquisition costs for insurance contracts
	Value adjustments on financial instruments and other assets	60		60	Value adjustments to financial instruments and other assets
	Staff costs	443		443	Staff costs
	Depreciation on tangible fixed assets and amortisation of intangible assets	38		38	Depreciation and amortisation on tangible and intangible fixed assets
	Other operating expenses	201		201	Other operating expenses
	Other interest charges	60		60	Other interest expenses
	Total expenses	**3,064**		**3,064**	**Total expenses**
4	Share in the result of associated companies	9	-9		
	Operating profit before taxation	**416**		**416**	**Operating profit before taxation**
	Taxes	93		93	Taxation
	Net profit	**323**		**323**	**Net profit for the year**
					Attribution:
5				323	Net profit attributable to shareholders
				--	Net profit attributable to minority interests
				323	**Net profit for the year**

1 Interest income banking operations
SNS REAAL has decided to further break down the line item 'net interest income banking operations' to 'interest income banking operations' and 'interest expenses banking operations' in order to further improve the transparency of the income statement. Previously this was disclosed in the notes of the annual accounts.

2 Net premium income
In order to or align the presentation of 'net premium income' with the industry, SNS REAAL has decided to change the break down of this line item from regular, single and non-life premium to gross premium and reinsurance premiums.

3 Commission and management fees
SNS REAAL has decided to further break down the line item 'net commission and management fees' to 'commission and management fees received' and 'commission and management fees due' in order to further improve the transparency of the income statement. Previously this was disclosed in the notes of the annual accounts.

4 Share in the result of associates
The share in the result of associates is now presented under income, as is customary in the industry.

5 Attribution of net profit
In order to further improve the transparency of the income statement the attribution of net profit to shareholders and minority interest is now shown on the face of the income statement.

Reclassification balance sheet 2004 and 2005

In the 2006 financial statements SNS REAAL has decided to change the presentation of certain line items on balance sheet as a result of business developments and/or align the presentation with the industry. The presentation of the financial information in this prospectus for the years 2004 and 2005 have been restated and therefore differ from the audited annual accounts for those years as included in the Company's annual reports. These reclassifications have not been audited. The following table shows the reclassifications of the balance sheet for 2004:

Table: Reclassifications balance sheet of SNS REAAL, 2004

Note (in EUR millions)		2004 IFRS as included in 2005 Annual Report	Reclassifications	2004 Prospectus	
	Assets				**Assets**
	Goodwill and other intangible assets	369		369	Goodwill and other intangible assets
	Tangible fixed assets	300		300	Tangible fixed assets
	Associated companies	51		51	Investment in associates
	Investment property	125		125	Investment property
1	Investments	8,233		8,233	Investments
	Investments for insurance products on behalf of policy holders	2,798		2,798	Investments for insurance contracts on behalf of policy holders
	Derivatives	103		103	Derivatives
	Deferred tax receivables	167		167	Deferred tax assets
	Reinsurance contracts	269		269	Reinsurance contracts
	Mortgage loans to customers	39,924			
	Other loans and advances to customers	2,627			
2	Loans and advances to customers	42,551		42,551	Loans and advances to customers
1	Loans and advances to credit institutions	3,421		3,421	Loans and advances to credit institutions
3	Other tax receivables	38	-7	31	Corporate tax
3	Other assets	473	7	480	Other assets
	Cash and cash equivalents	1,074		1,074	Cash and cash equivalents
	Total assets	**59,972**		**59,972**	**Total assets**
	Liabilities and equity				**Equity and liabilities**
	Share capital	340		340	Share capital
	Other reserves	1,252		1,252	Other reserves
	Retained profit	288		288	Retained profit
4	***Shareholders' equity***	***1,880***		***1,880***	***Equity attributable to shareholders***
4				--	Third party interests
4				***1,880***	***Group equity***
	Participation certificates and subordinated debts	1,443		1,443	Participation certificates and subordinated debts
	Debt certificates	23,464		23,464	Debt certificates
	Technical provisions, insurance operations	11,330		11,330	Technical provisions, insurance operations
	Provision for employee benefits	187		187	Provision for employee benefits
	Other provisions	50		50	Other provisions
	Derivatives	42		42	Derivatives
	Deferred tax liabilities	82		82	Deferred tax liabilities
	Savings	10,973		10,973	Savings
	Other amounts due to customers	6,346		6,346	Other amounts due to customers
	Amounts due to credit institutions	2,442		2,442	Amounts due to credit institutions
3	Other tax liabilities	19	-19	0	Corporate tax
3	Other liabilities	1,714	19	1,733	Other liabilities
	Total liabilities and equity	**59,972**		**59,972**	**Total liabilities and equity**

The following table shows the reclassifications of the balance sheet for 2005:

Table: Reclassifications balance sheet of SNS REAAL, 2005

Note	(in EUR millions)	2005 Annual Report	Reclassifications	2005 Prospectus	
	Assets				**Assets**
	Goodwill and other intangible assets	559		559	Goodwill and other intangible assets
	Tangible fixed assets	302		302	Tangible fixed assets
	Associated companies	126		126	Investment in associates
	Investment property	129		129	Investment property
1	Investments	9,211	742	9,953	Investments
	Investments for insurance products on behalf of policy holders	3,426		3,426	Investments for insurance contracts on behalf of policy holders
	Derivatives	1,174		1,174	Derivatives
	Deferred tax receivables	132		132	Deferred tax assets
	Reinsurance contracts	365		365	Reinsurance contracts
	Mortgage loans to customers	43,544			
	Other loans and advances to customers	2,599			
2	Loans and advances to customers	46,143		46,143	Loans and advances to customers
1	Loans and advances to credit institutions	4,949	-742	4,207	Loans and advances to credit institutions
3	Other tax receivables	192	-3	189	Corporate tax
3	Other assets	304	3	307	Other assets
	Cash and cash equivalents	1,076		1,076	Cash and cash equivalents
	Total assets	**68,088**		**68,088**	**Total assets**
	Liabilities and equity				**Equity and liabilities**
	Share capital	340		340	Share capital
	Other reserves	1,865		1,865	Other reserves
	Retained profit	323		323	Retained profit
4	***Shareholders' equity***	***2,528***		***2,528***	***Equity attributable to shareholders***
4				--	Third party interests
4				***2,528***	***Group equity***
	Participation certificates and subordinated debts	1,616		1,616	Participation certificates and subordinated debts
	Debt certificates	25,654		25,654	Debt certificates
	Technical provisions, insurance operations	12,658		12,658	Technical provisions, insurance operations
	Provision for employee benefits	76		76	Provision for employee benefits
	Other provisions	44		44	Other provisions
	Derivatives	976		976	Derivatives
	Deferred tax liabilities	324		324	Deferred tax liabilities
	Savings	12,333		12,333	Savings
	Other amounts due to customers	7,078		7,078	Other amounts due to customers
	Amounts due to credit institutions	3,419		3,419	Amounts due to credit institutions
3	Other tax liabilities	23	-19	4	Corporate tax
3	Other liabilities	1,359	19	1,378	Other liabilities
	Total liabilities and equity	**68,088**		**68,088**	**Total liabilities and equity**

1 Investments and loans and advances to credit institutions

REAAL holds savings elements for mortgage loans. These savings elements have been reclassified from Loans and advances to credit institutions to Loans and receivables under the heading Investments to better match the entry type. Reclassification as provided for 2005 figures relating to investments and loans and advances to credit institutions has not been provided for 2004 figures.

2 Loans and advances to customers

The items 'mortgage loans to customers' and 'other loans and advances to customers' have been merged into Loans and advances to customers. The acquisition of Bouwfonds Property Finance has resulted in a different presentation of Loans and advances to customers. This break down is now part of the notes to this balance sheet item in the annual accounts.

3 Tax and other assets and tax and other liabilities

As at 2006 SNS REAAL has decided to present the item 'corporate tax' on the balance sheet. Previously corporate tax was part of the balance sheet items 'other tax assets' and 'other tax liabilities'. These items also included other tax receivables and liabilities (e.g. salaries tax). The other tax receivables and liabilities are now presented under other assets and liabilities.

4 Attribution of equity

In order to further improve the transparency of the balance sheet the attribution of net profit to shareholders and third party interest is now shown on the face of the income statement.

Company
SNS REAAL N.V.
Croeselaan 1
3521 BJ Utrecht
the Netherlands

Selling Shareholder
Stichting Beheer SNS REAAL
Utrechtseweg 1
3811 NA Amersfoort
the Netherlands

Legal advisor to the Company
Allen & Overy LLP
Apollolaan 15
1070 AK Amsterdam
the Netherlands

Sole Global Coordinator
Lehman Brothers
25 Bank Street
E14 5LE London
United Kingdom

Joint Bookrunners

Lehman Brothers
25 Bank Street
E14 5LE London
United Kingdom

Rabo Securities
Rembrandt Tower
Amstelplein 1
1096 HA Amsterdam
the Netherlands

Co-Lead Manager
SNS Securities

Legal advisor to the Underwriters
Clifford Chance LLP
Droogbak 1a
1013 GE Amsterdam
the Netherlands

Joint Listing Agents

Lehman Brothers

Rabo Securities

Paying Agent
ABN AMRO Bank N.V.
Kemelstede 2
4817 ST Breda
the Netherlands

Independent Auditors
KPMG Accountants N.V.
Burgemeester Rijnderslaan 10-20
1158 MC Amstelveen
the Netherlands

Printed by RR Donnelley 48770

SNS REAAL N.V.
Croeselaan 1
P.O. Box 8444
3503 RK Utrecht
The Netherlands

www.snsreaal.com

END

Registrated at the Trade Register of the Utrecht Chamber of Commerce under no. 16062627